Form 20-F
period 2001-03-31
SATYAM COMPUTER SERVICES LTD
filed 2001-08-13
CIK 1106056

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended March 31, 2001.

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _______ to _______

                        Commission File Number 001-15190

                        Satyam Computer Services Limited
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation at Registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                            Satyam Technology Center
                              Bahadurpally Village
                               Qutbullapur Mandal,
                              R.R.District - 500855
                            Hyderabad, Andra Pradesh
                                      India
                                (91) 40-309-7505
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
American Depositary Shares, each represented by two Equity Shares, par value Rs.2 per share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     270,005,430 Equity Shares were issued and outstanding as of March 31, 2001.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  [ ]             No  [X]
Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [ ]        Item 18  [X]

================================================================================

                                Table of Contents

Item                                                                                                           Page
----                                                                                                           ----
Currency of Presentation and Certain Defined Terms................................................................1
Forward-Looking Statements May Prove Inaccurate...................................................................1

PART I............................................................................................................2

Item 1.     Identity of Directors, Senior Management and Advisers.................................................2
Item 2.     Offer Statistics and Expected Timetable...............................................................2
Item 3.     Key Information.......................................................................................2
Item 4.     Information on the Company............................................................................6
Item 5.     Operating and Financial Review and Prospects.........................................................31
Item 6.     Directors and Officers of Registrant.................................................................50
Item 7.     Major Shareholders and Related Party Transactions....................................................58
Item 8.     Financial Information................................................................................59
Item 9.     The Offer and Listing................................................................................60
Item 10.    Additional Information...............................................................................61
Item 11.    Quantitative and Qualitative Disclosures About Market Risk...........................................73
Item 12.    Description of Securities Other Than Equity Securities...............................................74

PART II..........................................................................................................74

Item 13.    Defaults, Dividend Arrearages and Delinquencies......................................................74
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.........................74
Item 15.    Reserved.............................................................................................74
Item 16.    Reserved.............................................................................................74

PART III.........................................................................................................74

Item 17.    Financial Statements.................................................................................74
Item 18.    Financial Statements.................................................................................75
Item 19.    Exhibits.............................................................................................75

               Currency of Presentation and Certain Defined Terms

     Unless the context otherwise requires, references herein to "we," "us," the "company," "SAY" or "Satyam" are to Satyam Computer Services Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. We are a leading Indian information technology services company which is traded on the New York Stock Exchange under the symbol "SAY" as well as the major Indian stock exchanges. "Satyam" is a trademark owned by Satyam Computer Services. "Sify.com," "SatyamOnline," "Satyam: Net" and "satyamonline.com" are trademarks used by our majority-owned subsidiary, Satyam Infoway Limited ("Infoway") for which we have registration applications pending in India. All other trademarks or tradenames used in this Annual Report on Form 20-F ("Annual Report") are the property of their respective owners.

     In this Annual Report, references to "$", "Dollars" or "U.S. dollars" are to the legal currency of the United States, and references to "Rs.," "rupees" or "Indian rupees" are to the legal currency of India. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

     For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate in the City of New York on March 31, 2001 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2001 was Rs.46.85 per $1.00.

     The International Data Corporation market data presented in this Annual Report shows International Data Corporation's estimates derived from a combination of vendor, user and other market sources and therefore may differ from numbers claimed by specific vendors using different market definiations or methods. There can be no assurance that the projected amounts will be achieved.

     Information contained in our websites, including our corporate website, www.satyam.com, is not part of this Annual Report.

                 Forward-Looking Statements May Prove Inaccurate

     IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "ITEM 3. KEY INFORMATION--RISK FACTORS", "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS" AND ELSEWHERE IN THIS ANNUAL REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE OF THIS ANNUAL REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN OUR QUARTERLY REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

                                     PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

Selected Financial Data

     You should read the following selected consolidated historical financial data in conjunction with our financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The statement of operations data for the fiscal years ended March 31, 1999, 2000 and 2001 and the balance sheet data as of March 31, 1999, 2000 and 2001 are derived from our consolidated audited financial statements which have been audited by Price Waterhouse, India, independent accountants. Our financial statements are prepared in accordance with U.S. GAAP for the fiscal years ended March 31, 1999, 2000 and 2001. Selected consolidated historical financial data for the fiscal years ended March 31, 1997 and 1998 have been omitted as our financial statements were not prepared in accordance with U.S. GAAP for these periods and this data cannot be provided without unreasonable effort and expense.

                                                                       Year ended March 31,
                                                              --------------------------------------
                                                                1999          2000            2001
                                                                ----          ----            ----
Statement of Operations Data:
Revenues:
     Information technology services....................      $  95,573     $ 149,257      $ 271,367
     Internet services .................................          2,222        15,198         36,840
     Software products..................................            --            --             --
                                                              ---------     ---------      ---------
         Total revenues.................................         97,795       164,455        308,207
Cost of revenues/(1)/...................................         49,559        90,449        208,121
                                                              ---------     ---------      ---------
Gross profit............................................         48,236        74,006        100,086
Operating expenses:
     Selling, general and administrative expenses(2)....         31,898        69,592        122,000
     Amortization of goodwill...........................            130         5,043         24,728
                                                              ---------     ---------      ---------
         Total operating expenses.......................         32,028        74,635        146,728
                                                              ---------     ---------      ---------
Operating income (loss).................................         16,208          (629)       (46,642)
Interest income.........................................             43         2,625          5,732
Interest expense........................................         (6,905)      (11,290)        (9,632)
Other income............................................            990         1,471          6,806
Other expenses..........................................            (28)         (418)          (344)
                                                              ---------     ---------      ---------
Income (loss) before income taxes, minority interest
  and equity in earnings (losses) of associated
  companies, net........................................         10,308        (8,241)       (44,080)
Provision for income taxes..............................         (1,105)       (1,619)        (4,137)
Minority interest.......................................           (171)        2,785         25,772
Equity in earnings (losses) of associated
  companies, net of taxes...............................            (18)          135         (5,467)
                                                              ---------     ---------      ---------
Net income (loss).......................................      $   9,014     $  (6,940)     $ (27,912)

Earnings (loss)  per equity share :
     Basic..............................................      $    0.03     $   (0.03)     $   (0.10)
     Diluted............................................           0.03         (0.03)         (0.10)
Earnings (loss)  per ADS:
     Basic..............................................      $    0.07     $   (0.05)     $   (0.21)
     Diluted............................................           0.07         (0.05)         (0.21)

Weighted average equity shares used in computing
  earnings per equity share:
     Basic..............................................        260,190       264,720        269,943
     Diluted............................................        260,260       264,720        269,943

Weighted average ADS used in computing earnings per
  ADS:
     Basic..............................................        130,095       132,360        134,972
     Diluted............................................        130,130       132,360        134,972

Cash dividend per equity share .........................      $    0.01     $    0.01      $    0.02
Cash dividend per  ADS..................................      $    0.03     $    0.03      $    0.03

Other Data:
Net cash provided by (used in):
     Operating activities...............................      $  14,245     $  14,115      $   5,986
     Investing activities...............................        (36,089)      (83,619)      (137,775)
     Financing activities...............................         35,849       251,664         14,164
Capital expenditures....................................         39,071        42,909         85,156
Number of information technology services technical
  associates............................................          3,513         4,473          7,798

                                                                   As at March 31,       As at March 31,
                                                                ----------------------   ---------------
                                                                 1999          2000           2001
                                                                 ----          ----           ----
                                                                          (in thousands)
Balance Sheet Data:
Cash and cash equivalents...............................      $  13,215     $ 192,304      $  66,068
Total assets............................................        116,319       412,559        481,099
Total long-term debt (excluding current portion)........         47,967        50,050          9,625
Total shareholders' equity..............................         35,892       168,474        194,695
Capital stock (excluding long term debt and redeemed
preferred stock.........................................         35,159       205,234        269,135

(1) Inclusive of deferred stock compensation expenses of $3,137 in fiscal 1999, $13,356 in fiscal 2000 and $31,336 in fiscal 2001.

(2) Inclusive of deferred stock compensation expenses of $180 in fiscal 1999, $3,575 in fiscal 2000 and $14,782 in fiscal 2001.

               SELECTED FINANCIAL INFORMATION UNDER INDIAN GAAP
               ------------------------------------------------

Indian GAAP does not require the consolidation of the financial statements of subsidiaries and equity investees with the financial statements of the parent company. Financial statements of all separate legal entities are prepared on a stand-alone basis. The unaudited selected unconsolidated financial and other data for fiscal 1997, 1998, 1999, 2000 and 2001 presented below has been derived from Satyam Computer Services' unconsolidated financial statements, prepared in accordance with Indian GAAP. We report our financial information in this manner to shareholders that hold our equity shares listed on the Indian stock exchanges. These financial statements are not included in this document.

                                                                                 Year ended March 31
                                                                   -------------------------------------------------
                                                                   1997       1998       1999       2000        2001
                                                                   ----       ----       ----       ----        ----
                                                                     (in thousands, except per equity share data)
Statement of Operations Data:
Income:
Sales - export..................................................  $25,095    $47,882    $89,395   $152,749    $261,026
Sales - Domestic................................................        -         99        358      3,257       6,105
Other Income....................................................      144       3129         75        448       4,749
                                                                  -------    -------    -------   --------    --------
Total...........................................................   25,239     51,110     89,828    156,454     271,880

Expenditures:
Personnel expenses..............................................    9,240     19,560     33,901     58,463     106,517
Operating and administration expenses...........................    5,551      9,229     17,743     33,064      58,285
Marketing expenses..............................................      414      1,207      3,366      6,688       4,885
Financial expenses..............................................    1,593      3,221      6,274      9,418       7,558
Depreciation....................................................    1,764      6,152     10,196     16,364      21,121
Preliminary and deferred revenue expenses written off...........      178          -          -          -           -
                                                                  -------    -------    -------   --------    --------
Total...........................................................   18,740     39,369     71,480    123,997     198,366

Profit before taxation..........................................    6,499     11,741     18,348     32,457      73,514
Provision for taxation..........................................      618      1,237      1,068      1,383       4,039
Profit after  taxation..........................................    5,881     10,504     17,280     31,074      69,475
Extraordinary items:
Merger related extraordinary items..............................        -          -          -      1,124           -
Income tax for earlier periods..................................      481        123          -          -         247
Miscellaneous expenses written off..............................        -        673          -          -           -
Profit on sale of shares in subsidiary company (net of tax).....        -          -          -          -      37,251
Depreciation for earlier years..................................        -      4,544          -          -           -
Gratuity for earlier years......................................       93          -          -          -           -
                                                                  -------    -------    -------   --------    --------
Profit after tax and extraordinary items........................  $ 5,307    $ 5,164    $17,280   $ 29,950    $106,479
                                                                  =======    =======    =======   ========    ========

Earnings per equity share (adjusted)(2)(3)......................    $0.02      $0.04      $0.07      $0.15       $0.25
Earnings per equity share.......................................     0.24       0.40       0.66       0.73        1.23

Equity shares used in computing earnings per
 equity share (adjusted)(3).....................................  245,464    260,190    260,190    212,440     281,190
Equity shares used in computing earnings per equity share.......   24,546     26,019     26,019     42,488      56,238

Cash dividend per equity share (adjusted)(3)....................    $0.01      $0.01      $0.01      $0.01       $0.02
Cash dividend per equity share..................................     0.05       0.05       0.07       0.07        0.09

Other Data:
Net Cash provided by (used in):
Operating Activities............................................ $  3,574   $  5,552   $ 23,219   $ 37,282    $ 48,798
Investing Activities............................................  (13,797)   (23,275)   (39,341)   (33,914)       (594)
Financing Activities............................................    6,959     20,630     22,079     10,850     (38,283)

                                                                   1997       1998       1999       2000        2001
                                                                   ----       ----       ----       ----        ----
EBITDA(4)......................................................     9,681     21,051     34,516     58,033     101,810
Capital Expenditures...........................................    12,853     23,742     34,812     21,847      42,261
Balance Sheet Data:
Cash and Cash equivalents......................................   $   665    $ 3,543   $  9,085   $ 24,523    $ 33,225
Total Assets(5)................................................    40,059     66,068    107,928    166,060     251,046
Total long-term debt (excluding current portion)...............     5,905     20,405     43,043     43,084      30,110
Total Shareholders' equity(6)..................................    24,377     27,607     39,619     80,659     177,995

(1) Figures for fiscal 2000 are not comparable with those of previous fiscal years due to the merger of Satyam Enterprise Solutions Limited, Satyam Renaissance Consulting Limited, and Satyam Spark Solutions Limited with Satyam Computer Services which was completed in September 1999. The following yearly average exchange rates were used for conversion from rupees into U.S. dollars for each fiscal year indicated: 1997 - Rs.35.57, 1998 - Rs.37.20, 1999 - Rs.42.13, 2000 - Rs.43.40 and 2001 Rs.45.67.

(2)  Extraordinary items were not considered for computing earnings per share.

(3) Indian GAAP does not require retrospective presentation of earnings per share data in the event of a stock split. However, for the purposes of presenting comparable data, the September 1, 1999 and August 7, 2000 stock splits have been retrospectively effected for computation of adjusted earnings per share and cash dividend per equity share.

(4) EBITDA represents earnings (loss) before depreciation, amortization of intangible assets, interest income and expense, income tax expense (benefit) and extraordinary items. EBITDA is presented because we believe some investors find it to be a useful tool for measuring a company's ability to fund capital expenditures or to service future debts. EBITDA is not determined in accordance with generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our EBITDA is not comparable to that of other companies which may determine EBITDA differently.

The following table shows the reconciliation from profit after taxation to
EBITDA:

                                                                                 Year ended March 31,
                                                                   -------------------------------------------------
                                                                   1997       1998       1999       2000        2001
                                                                   ----       ----       ----       ----        ----
Profit after taxation..........................................    $5,881    $10,504    $17,280    $31,074    $ 69,228
Add:
Provision for taxation.........................................       618      1,237      1,068      1,383       4,286
Depreciation...................................................     1,764      6,152     10,196     16,364      21,121
Interest expense...............................................     1,525      3,215      6,008      9,341       7,392
Less:
Interest on deposits...........................................       107         57         36        129         217
                                                                   ------    -------    -------    -------    --------
EBITDA.........................................................    $9,681    $21,051    $34,516    $58,033    $101,810
                                                                   ======    =======    =======    =======    ========

(5) Total assets represent fixed assets (net of depreciation), investments and gross current assets.

(6) Total shareholders' equity comprises share capital, reserves and surplus less miscellaneous expenditures.

           SIGNIFICANT DIFFERENCES BETWEEN INDIAN GAAP AND U.S. GAAP

Significant differences exist between Indian GAAP and U.S. GAAP. Investors are urged to carefully review the following summary of the significant differences between Indian GAAP and U.S. GAAP:

Subject                        Indian GAAP                                      U.S. GAAP
Consolidation                  There is no requirement to prepare               The parent company consolidate all entities
                               consolidated financial statements.               in which they have, directly or indirectly,
                               Investment in subsidiaries are accounted for     a controlling financial interest, except
                               as investments, at cost, by the parent           where control is temporary or there is
                               company.                                         significant doubt concerning the parent's
                                                                                ability to control the subsidiary. The usual
                               Recently, the Institute of Chartered             condition for control is ownership of a
                               accountants of India ("ICAI") has issued an      majority voting interest in another company.
                               accounting standard on "Consolidated             However, legal control may also exist in
                               Financial Statements", which lays down the       some less-than-majority owned entities.
                               principles and procedures of consolidated
                               financial statements, which is effective for     Entities where the minority has substantive
                               accounting years commencing on or after          participating rights result in an inability
                               April 1, 2001. The standard is applicable to     to consolidate such entities; in such cases,
                               companies that opt for presenting financial      equity accounting applies.
                               statements on a consolidated basis. The
                               Securities and Exchange Board of India
                               ("SEBI"), has made it mandatory for listed
                               companies to present the financial
                               statements on a consolidated basis along
                               with their standalone financial statements.
                               The condition for control is ownership of a
                               majority voting interest in another company
                               or control of the composition of board of
                               directors in case of a company or
                               equivalents in case of other governing body.

Equity method                  Associated companies (investments between        Associated companies are accounted for using
                               20.0% to 50.0%) are carried at cost and          the equity method. The investor (a) presents
                               shown as investments. Equity method of           its share of the profits or losses in the
                               accounting is not adopted.                       income statement for the current period; (b)
                               Recently, the ICAI has also issued an            carries such investments in the balance
                               accounting standard on "Accounting for           sheet at its share of underlying net asset
                               Investments in Associates in Consolidated        of the associated company, including any
                               Financial Statements". This standard is          unamortized goodwill from the acquisition of
                               effective for accounting years commencing        such entity - with adjustments for its share
                               on or after April 1, 2002.                       of reported profits and losses and dividend
                                                                                distributions

                                                                                This method is also followed for
                                                                                unconsolidated subsidiaries, and joint
                                                                                ventures.

Subject                        Indian GAAP                                      U.S. GAAP
Business combinations          An amalgamation in the nature of a merger is     Business combinations are accounted in
                               accounted for under the pooling-of-interest      accordance with Accounting Principles Board
                               method, and an amalgamation in the nature of     Opinion No. 16, Business Combinations. The
                               a purchase is accounted for under the            Opinion specifies the criteria for
                               purchase method. An amalgamation in the          permitting the pooling-of-interests approach
                               nature of a merger occurs when a number of       when the shareholder groups neither withdraw
                               conditions similar to the U.S. criteria for      nor invest assets, but in effect exchange
                               a pooling are satisfied. There are no            voting common stock in a ratio that
                               specific rules for transfers under common        determines their respective interest in the
                               control. However, such transfers are             combined corporation. Purchase accounting is
                               normally treated as a purchase. Unlike U.S.      required to be followed in all situations
                               GAAP, under purchase method, assets acquired     where the pooling-of-interests criteria are
                               are either recorded at fair value or book        not met. Transfer of assets under common
                               value at the option of the acquirer.             control are accounted for at historical cost
                                                                                on an "as if" pooling basis and not at fair
                                                                                value.

                                                                                Recently, the Financial Accounting Standards
                                                                                Board ("FASB") issued an accounting standard
                                                                                on accounting for business combinations
                                                                                which is applicable to all business
                                                                                combinations accounted for using the
                                                                                purchase method for which the date of
                                                                                acquisition is July 1, 2001, or later. The
                                                                                new standard eliminates the use of the
                                                                                pooling-of-interests method and requires all
                                                                                business combinations to be accounted for by
                                                                                the purchase method.

Goodwill                       Indian GAAP requires goodwill to be              U.S. GAAP requires goodwill to be recognized
                               recognized and capitalized, in connection        and capitalized, in connection with purchase
                               with purchase method acquisitions, as the        method acquisitions, as the excess of the
                               excess of the purchase price over the fair       purchase price over the fair value of the
                               value/book value of the net assets               net assets acquired. Goodwill is amortized
                               acquired. The amortization period of             over a period not exceeding 40 years and
                               goodwill typically should not exceed five        cannot be immediately written-off against
                               years. Negative goodwill is treated as a         retained earnings or income. Negative
                               non-distributable capital reserve.               goodwill is classified in other liabilities
                                                                                to the extent not offset to non-current
                                                                                assets (except marketable securities).
                                                                                Goodwill should also be periodically
                                                                                evaluated for impairment.

                                                                                Recently, the FASB issued an accounting
                                                                                standard on "Goodwill and Other Intangible
                                                                                Assets" which is applicable with fiscal
                                                                                years beginning after December 15, 2001. The
                                                                                new standard requires goodwill be tested for
                                                                                impairment using a fair-value based approach
                                                                                and goodwill would not be

Subject                        Indian GAAP                                      U.S. GAAP
                                                                                amortized in any circumstance. The carrying
                                                                                amount of goodwill would be reduced only if
                                                                                it was found to be impaired or was
                                                                                associated with assets to be sold or
                                                                                otherwise disposed of.


Stock-based compensation       Historically, there was no requirement to        U.S. GAAP has two different sets of rules
                               recognize deferred stock compensation.           related to stock based compensation: APB 25,
                               However, under a new SEBI guideline, stock       Accounting for Stock Issued to Employees,
                               compensation plans approved and issued by a      and FAS 123, Accounting for Stock-based
                               company after June 19, 1999, compensation        Compensation. Under APB 25, if both the
                               cost in connection with options granted is       exercise price and the number of shares, are
                               computed based on the market price of the        known at the grant date (fixed plan) the
                               shares at the grant date of the option less      grant date is the measurement date and
                               the issue price to employees. Compensation       expense is the difference between the market
                               cost in connection with shares issued is         price of the stock and the exercise price.
                               computed based on the market price of the        If either the number of shares or the
                               shares at the date of issue less the issue       exercise price is not known at the grant
                               price to employees. The compensation cost is     date (variable plan) expense is recognized
                               amortized over the vesting period.               based on the excess of the stock's market
                                                                                price over the exercise price each period
                                                                                (i.e., at each reporting period or
                                                                                measurement date). The fair value approach
                                                                                of FAS 123 measures expense at the grant
                                                                                date for both fixed and variable plans that
                                                                                are settled in stock.


Other Intangibles              Indian GAAP requires intangible assets such      All intangible assets must be amortized by
                               as patents and trademarks to be written off      systematic charges to income over the period
                               within their period of use or legal term of      estimated to be benefited, not exceeding 40
                               validity, whichever is earlier. Expenditure      years.
                               on technical know-how for manufacturing
                               processes may be required to be written off
                               in the year in which it is incurred or
                               amortized over a three to five years while
                               expenditure on know-how for plans, designs
                               and drawings for plant and machinery is
                               capitalized under respective asset heads and
                               depreciated along with the assets.


Asset revaluation and          Under Indian GAAP, upward revaluation of         U.S. GAAP does not permit the upward
impairment                     fixed assets is permitted and the amount by      revaluation of long-lived assets. Long-lived
                               which the assets are revalued is disclosed       assets and identifiable intangibles to be
                               separately as a revaluation reserve, as a        held and used by an entity are reviewed for
                               separate component of shareholders' equity.      impairment whenever events or changes in
                                                                                circumstance indicate that the carrying
                                                                                amount of an

Subject                        Indian GAAP                                      U.S. GAAP
                                                                                asset may not be recoverable. If the sum of
                                                                                the expected future cash flows (undiscounted
                                                                                and without interest charges) is less than
                                                                                the carrying amount of the asset, an
                                                                                impairment loss is recognized to the extent
                                                                                the carrying value of the assets exceeds its
                                                                                fair value. Asset write-downs related to
                                                                                impairments are considered to be its new
                                                                                cost and would then be depreciated over it's
                                                                                remaining useful life. Restoration of
                                                                                previously recognized impairment losses is
                                                                                prohibited.


Interest capitalized           Interest actually incurred on borrowings         Under U.S. GAAP, interest is required to be
                               identifiable with acquisition/ construction      capitalized on assets constructed for a
                               of assets is required to be capitalized          company's own use and assets constructed for
                               while the asset is under construction.           sale or lease. The amount capitalized is
                                                                                normally determined by applying a
                               Recently, the ICAI has issued an accounting      capitalization rate (based on the avoidable
                               standard on "Borrowing Costs", which is          cost concept) to the average amount of
                               effective for accounting years commencing        accumulated expenditures during the period.
                               April 1, 2000, provides for capitalisation       The capitalized interest cost is included in
                               of interest.                                     the cost of the relevant asset and is
                                                                                depreciated over the useful life of the
                                                                                asset.


Start-up costs                 Generally, Indian GAAP permits the               Under U.S. GAAP, costs of start-up
                               capitalization of such costs. An example of      activities, including organizational costs
                               such start-up costs is trial run costs.          should be expensed as incurred. Start up
                                                                                costs are defined as one time activities
                                                                                relating to opening a new facility,
                                                                                introducing a new product or service,
                                                                                conducting business in a new territory,
                                                                                conducting business with a new class of
                                                                                customer or beneficiary, initiating a new
                                                                                process in an existing facility, or
                                                                                commencing some new operations.


Depreciation                   Fixed assets are depreciated systematically      Depreciation is based on historical values
                               over their useful lives using rates not less     and acceptable depreciation methods include
                               than those specified by the Companies Act.       straight line, sum-of-the-years'-digits,
                               Acceptable methods of depreciation include       declining balance and units-of-production.
                               straight-line and diminishing balance            Assets are depreciated over their estimated
                               method.                                          economic lives.

                               Depreciation on values arising out of upward valuation is adjusted from revaluation reserve created on such revaluation.

Subject                        Indian GAAP                                      U.S. GAAP
Accounting for leases          Assets under finance leases are not required     Capitalization is required of those leases
                               to be capitalized by lessees. These are          in which substantially all of the risks and
                               capitalized and depreciated by the lessors.      benefits of fixed asset ownership are held
                               Recently, the ICAI has issued an accounting      by the lessee. U.S. GAAP provides specific
                               standard on "Leases", which is effective for     criteria to be applied to determine when a
                               accounting years commencing on or after          lease meets those requirements.
                               April 1, 2001, which requires assets under
                               finance leases to be capitalized by the
                               lessee.


Investments in debt & equity   Under Indian GAAP, investments are               Under U.S. GAAP, investments that are not
securities                     classified as long-term and current. Current     consolidated or equity accounted, are
                               investments are readily realizable and not       classified and accounted for as (1)
                               intended to be held for more than one year       held-to-maturity securities, defined as debt
                               from the date of purchase and are carried at     securities that a company has the positive
                               the lower of cost or fair value. Unrealized      intent and ability to hold to maturity, are
                               losses are charged to the income statement,      reported at amortized cost, (2) trading
                               while unrealized gains are not recorded. A       securities, defined as those that are bought
                               long-term investment is an investment other      and held principally for the purpose of
                               than a current investment and is valued at       selling them in the near term, are presented
                               cost, subject to a write-down for impairment     at fair value with unrealized gains and
                               on permanent diminution in value of the          losses included in earnings, and (3)
                               investment.                                      available-for-sale securities which include
                                                                                securities not classified in either of the
                                                                                other two categories, are reported at fair
                                                                                value with unrealized gains and losses
                                                                                excluded from earnings and included as a
                                                                                separate component of shareholders' equity.

                                                                                For held-to-maturity and available-for-sale
                                                                                securities, any "other-than-temporary"
                                                                                diminution in value of investments is
                                                                                recorded as a charge to earnings.

                                                                                Under U.S. GAAP, gains on sales of
                                                                                securities which require the seller to
                                                                                repurchase such securities upon the outcome
                                                                                of an event not completely under the control
                                                                                of the seller are not recognized in the
                                                                                income statement until the outcome of such
                                                                                event is determined.

Subject                        Indian GAAP                                      U.S. GAAP
Foreign currency               In respect to foreign currency transactions,     Under U.S. GAAP gains or losses arising from
transactions and               Indian GAAP is similar to U.S. GAAP with the     foreign currency transactions are generally
translations                   exception that exchange rate fluctuations        included in determining net income for the
                               arising from the settlement of foreign           period in which such gains or losses arise.
                               currency borrowings/ liabilities related to
                               fixed assets are added to or deducted from       As a general rule, the current rate
                               the carrying cost of the relevant fixed          translation method is followed for foreign
                               asset.                                           investments when the local currency is the
                                                                                functional currency. Under the current rate
                               In the absence of group reporting                method assets and liabilities are translated
                               requirements per Indian GAAP, translation is     using the current exchange rate at the
                               restricted to the restatement of foreign         balance sheet date. Equity is translated at
                               currency assets/liabilities of the entity        the historical exchange rate. Retained
                               itself. This process is done at the end of a     earnings are translated at the weighted
                               period and requires monetary                     average of the historical rates that were in
                               assets/liabilities to be restated at the         effect for the period during which the
                               rate of exchange prevalent on the balance        income was earned. Amounts in the income
                               sheet date; non-monetary items at their          statements are usually translated using the
                               historical rate. Gains and losses arising on     average rate for the accounting period. The
                               restatement of long term foreign currency        translation differences that arise are shown
                               liabilities at the year end rate, which is       as a separate component of shareholders'
                               incurred to finance the purchase of fixed        equity.
                               assets are adjusted against the carrying
                               cost of the relevant asset.


Income tax                     Under Indian GAAP, there are two methods for     U.S. GAAP requires the use of a
                               accounting for income taxes; the tax payable     comprehensive liability method, which is
                               method and tax effect accounting method.         balance sheet oriented. Deferred tax
                               While the tax effect accounting method is        liabilities/assets are recognized for all
                               similar to U.S. GAAP, it is not mandatory in     future tax effects of temporary differences
                               India. In practice, the tax payable method       that will result in charges/deductible
                               is used, so no deferred taxes are                amounts in future years and carry-forwards.
                               recognized.                                      Computations are based on currently enacted
                                                                                tax laws. Valuation allowances are
                               Recently, the ICAI has issued an accounting      established for deferred tax assets if it is
                               standard on "Accounting for Taxes on Income"     considered "more likely than not" (greater
                               which is effective for accounting years          than 50.0% probability) that some portion or
                               commencing on or after April 1, 2001, which      all of the deferred tax asset will not be
                               provides for accounting of deferred taxes.       realized.



Research & development         Under Indian GAAP, research and development      U.S. GAAP requires research and development
expenses                       costs are expensed in the period incurred        expenditures to be expensed as incurred.
                               except where such costs are permitted to be      Capitalization of the cost of research and
                               deferred. The criteria for                       development facilities, such as
                                                                                laboratories, is not

Subject                        Indian GAAP                                      U.S. GAAP
                               capitalization are similar to the                permitted if they do not have alternative
                               requirement of International Accounting          future uses. Research and development fixed
                               Standards No. 9, Research and Development        assets that have alternative future uses (in
                               Costs.                                           research and development projects or
                                                                                otherwise) are capitalized. The related
                                                                                depreciation is considered research and
                                                                                development expense.


Restructuring charges          Indian GAAP does not have specific               Under U.S. GAAP, a restructuring provision
                               requirements for restructuring provisions.       is recorded when specified conditions such
                               However, some material expenses incurred are     as committed plan of termination,
                               deferred and amortized over three to five        identification of number of employees to be
                               years.                                           terminated, communication of the benefit
                                                                                arrangement to the employees, etc. are met.


Post retirement benefits       Under Indian GAAP, employment benefits, such     Under U.S. GAAP post retirement benefits,
                               as Provident Fund, Superannuation pensions       such as pension, is calculated based upon
                               and gratuity schemes can be either defined       specified methodologies, including a
                               benefit or defined contribution schemes. In      designated actuarial approach, that reflects
                               respect of defined contribution schemes, the     the concept of accrual accounting with
                               contributions payable by the employer are        amounts reflected in the income statement
                               charged to the profit and loss account for       systematically over the estimated working
                               the year. The charge for the year for            lives of the employees covered by the plan.
                               gratuity and other defined benefit schemes       U.S. GAAP requires allocation to each
                               is normally determined by actuarial              accounting period an appropriate portion of
                               valuation, although there are differences in     the cost of providing post retirement
                               the range of acceptable assumptions compared     benefits that relate to the services
                               to U.S. GAAP.                                    provided by employees during the period.


Revenue recognition            Under Indian GAAP, revenue is generally          Under U.S. GAAP, revenues are not generally
                               recognized when performance is complete and      recognized until they are realized and
                               reasonable assurance exists regarding            earned. They are realized when products,
                               measurement and collectability of the            goods, other assets or services are
                               consideration.                                   exchanged for cash or claims to cash. They
                                                                                are earned when the entity has substantially
                               No specific standard exists on software          accomplished what it must do to be entitled
                               revenue recognition.                             to payment. These conditions are usually met
                                                                                by the time products or merchandise are
                                                                                delivered or services are rendered to
                                                                                customers. Further, revenue may not be
                                                                                recognized if there are significant
                                                                                uncertainties concerning collection for the
                                                                                sale or service.


Subject                        Indian GAAP                                      U.S. GAAP
                                                                                Detailed guidance exists within SOP 97-2 on
                                                                                software revenue recognition. Key revenue
                                                                                measurement criteria include:

                                                                                   -Delivery of product
                                                                                   -Probability of collection
                                                                                   -Persuasive evidence of an arrangement
                                                                                   -Fixed or determinable vendor fee

                                                                                Additionally, vendor specific objective
                                                                                evidence must exist to permit allocation of
                                                                                the revenue to the various elements of the
                                                                                arrangement, such as software and service
                                                                                elements.


Software development costs     No specific standard exists on software          FAS 86 requires that all costs incurred to
                               development costs. Such costs are generally      establish the technological feasibility of
                               deferred and amortized over a period, not        computer software to be sold, leased, or
                               exceeding five years. Guidance is taken from     otherwise marketed be charged to expense as
                               the accounting standards on the research and     research and development when incurred. Once
                               development expenses.                            technological feasibility has been attained
                                                                                by the detailed program design process,
                                                                                capitalization of production costs should
                                                                                begin and cannot be deferred until a working
                                                                                model has been completed.

                                                                                Under FAS 86, product enhancement costs may
                                                                                qualify for some cost capitalization;
                                                                                maintenance and customer support are to be
                                                                                charged to expense when related revenue is
                                                                                recognized or when those costs are incurred,
                                                                                whichever occurs first.


Extraordinary and              Under Indian GAAP, extraordinary items are       Under U.S. GAAP, an item is considered
exceptional items              sometimes referred to as unusual items and       extraordinary only if it is unusual in
                               are defined as gains or losses which arise       nature and infrequent in occurrence.
                               from events or transactions that are             Extraordinary items are relatively rare and
                               distinct from the ordinary activity of the       are shown net of tax below income from
                               business and which are both material and         continuing operations. Gain or losses on the
                               expected to not to occur frequently or           extinguishment of debt are exceptional
                               regularly. Extraordinary items are disclosed     items.
                               separately in the statement of profit and
                               loss.                                            Exceptional items are those material items
                                                                                that result from events and transactions
                                                                                occurring within ordinary activities and
                                                                                need, by virtue of their size and frequency,
                                                                                to be separately

Subject                        Indian GAAP                                      U.S. GAAP
                                                                                disclosed in order for there to be a proper
                                                                                understanding of the financial statements



Prior period items and         Prior period items are separately disclosed      Under U.S. GAAP, the cumulative effect (net
change in accounting           in the financial statements of the most          of tax) of a change in accounting principle
policies                       current year, together with their nature and     is generally recorded in the year of change
                               amount in a manner that their impact on          and shown in the income statement between
                               current profit and loss can be perceived.        extraordinary items and net income, without
                               Changes in accounting policies are               restating prior period financial statements.
                               recognized prospectively and are separately      Changes that are not recognized as
                               disclosed in the financial statements.           cumulative effect adjustments are reflected
                                                                                retroactively, (e.g. a change from the
                                                                                last-in-first-out method of accounting for
                                                                                inventory to another method). Correction of
                                                                                an error in previously issued financial
                                                                                statement is recognized by restating
                                                                                previously issued financial statements or
                                                                                are reflected as adjustments to opening
                                                                                balance of retained earnings.



Contingencies                  Under Indian GAAP, the amount of a               Under U.S. GAAP whether a contingency
                               contingent loss is provided for by a charge      results in a provision for loss or only
                               in the statement of profit and loss if: (a)      disclosures is based on an assessment as to
                               it is probable that future events will           the probability of a measurable loss having
                               confirm that, after taking into account any      occurred. A liability for a loss contingency
                               related probable recovery, an asset has been     should be accrued when: (a) it is probable
                               impaired or a liability has been incurred as     that a liability had been incurred at the
                               at the balance sheet date; and (b) a             date of the financial statements; and (b)
                               reasonable estimate of the amount of the         the loss can be reasonably estimated.
                               resulting loss can be made. Contingent gains
                               are not recognized in the financial
                               statements.


Share issue expenses           Under Indian GAAP, these expenses are either     U.S. GAAP requires such expenses to be
                               charged off to expense or adjusted against       written off when incurred against proceeds
                               the proceeds of capital or accounted for as      of capital or expensed if there are no
                               deferred expenses and amortized over a           proceeds to the company.
                               period not exceeding ten years on
                               straight-line basis.


Debt issue expenses            Debt issue expenses are charged to profit        Debt issue expenses are amortized over the
                               and loss account or accounted for as             term of the debt instruments, using the
                               deferred revenue expenses and amortized over     "interest method".
                               a

Subject                        Indian GAAP                                      U.S. GAAP
                               reasonable period of time, generally not
                               exceeding five years.


Related party transactions     Indian GAAP requires amounts outstanding at      U.S. GAAP defines a related party as any
                               the end of the financial year and maximum        party with which the reporting entity deals
                               balances outstanding during the year from        and one party controls or can significantly
                               related parties specified in the Companies       influence the management or operating
                               Act to be disclosed. The disclosures             policies of the other. Disclosure of
                               required are typically less extensive than       material related party transactions is
                               those required under U.S. GAAP.                  required, including the nature of the
                                                                                relationship; a description of the
                               Recently, the ICAI has issued an accounting      transaction, including transactions to which
                               standard on "Related Party Disclosures",         no amounts were described, for each income
                               which is effective for accounting years          statement presented; the dollar amount of
                               commencing on or after April 1, 2001.            transactions for each income statement
                                                                                presented; and amounts due from or to
                                                                                related parties as of the date of each
                                                                                balance sheet presented and the terms and
                                                                                manner of settlement.


Dividends                      Under Indian GAAP, dividends declared after      Under U.S. GAAP, proposed final dividends
                               the end of an accounting period "relating"       are not recognized as a reduction of
                               to that accounting period are recorded as a      retained earnings until they are formally
                               reduction of retained earnings during that       declared by the body with the authority to
                               accounting period, not during the period in      execute dividend declarations.
                               which they were declared.


Cash flow statements           Under Indian GAAP, publicly traded companies     A statement of cash flows is required under
                               are required to report on their cash flows       U.S. GAAP. The cash flows should be
                               under the SEBI guidelines. The SEBI              segregated by operating, financing and
                               guidelines are similar to U.S. GAAP,             investing activities. Cash and cash
                               although there are some classification           equivalents generally include cash and
                               differences.                                     investments with original maturities of less
                                                                                than three months. Bank overdrafts are
                                                                                considered as a current liability and are
                                                                                not included in cash. Some non-cash
                                                                                transactions are disclosed in a separate
                                                                                note or schedule.


Statement of changes in        No such statement is required.                   A statement of the changes in shareholders'
shareholders' equity                                                            equity is required under U.S. GAAP.


Comprehensive income           Indian GAAP does not require such                U.S. GAAP requires reporting and display of
                               disclosure.                                      comprehensive income and its components.

Subject                        Indian GAAP                                      U.S. GAAP
Segment reporting              Indian GAAP does not require the reporting       Disaggregated information is required under
                               of financial information by major industry       U.S. GAAP regarding some of the operating
                               and geographical segments. However,              segments in which the company operates. For
                               disclosure of turnover and inventory for         each reportable segment information required
                               different classes of goods is required.          may include revenue, net income, total
                                                                                assets, revenues from external customers,
                               Recently, the ICAI has issued an accounting      revenues from transactions with other
                               standard on "Segmental Reporting", which is      operating segments of the same enterprise,
                               effective for accounting years commencing on     interest revenue, interest expense, and
                               or after April 1, 2001. The standard lays        income tax expense or benefit. This
                               down principles for reporting financial          information must only be disclosed if it is
                               information about the different types of         used by the chief operating decision maker
                               products and services an enterprise produces     in his/her measure of the company's profit
                               and the different geographical area in which     or loss. A reconciliation to the
                               it operates.                                     consolidated financial statements for all
                                                                                significant items including revenue, profit
                                                                                or loss and total assets is also to be
                                                                                provided.


Earnings per share (EPS)       Only basic EPS data is presented in the          Under U.S. GAAP, companies are required to
                               financial statements.                            make a dual presentation of basic and
                                                                                diluted EPS for each income figure included
                               Recently, the ICAI has issued an accounting      in the income statement.
                               standard on "Earnings Per Share", which is
                               effective for accounting years commencing on
                               or after April 1, 2001, which requires
                               disclosure of EPS.

Risk Factors

     Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this Annual Report, before you decide to buy our ADSs. If any of the following risks actually occur, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Our Overall Operations

Any inability to manage our rapid growth could disrupt our business and reduce our profitability.

     We have experienced significant growth in recent periods. Our total revenues increased 87.4% in fiscal 2001 as compared to fiscal 2000. As of March 31, 2001, we had 9,700 employees, whom we refer to as associates, worldwide as compared to 5,752 associates as of March 31, 2000. We expect our growth to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

     . recruiting and retaining sufficiently skilled technical, marketing and management personnel;

     . providing adequate training and supervision to maintain our high quality standards; and

     .    preserving our culture and values and our entrepreneurial environment.

     Our inability to manage our growth effectively could disrupt our business and reduce our profitability.

Our subsidiaries may continue to experience losses and negative cash flows.

     As of July 26, 2001, we owned 52.5% of the equity shares of Infoway and 100.0% of the equity shares of VCI. Since their inception in December 1995 and January 1999, respectively, our subsidiaries Infoway and VCI have incurred significant operating losses and negative cash flows. As of March 31, 2001, the cumulative net losses incurred by Infoway were $71.0 million and by VCI were $24.9 million. We cannot assure you that the operating losses or negative cash flows of Infoway and VCI will not continue or increase in the future or that Infoway and VCI will become profitable.

Deferred stock compensation expenses may significantly reduce our net income under U.S. GAAP.

     Our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, employees were typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under U.S. GAAP, amortized over the vesting period of the warrants or options. We expect to recognize amortization of deferred stock compensation expense in respect of our Associate Stock Option Plan, or ASOP, in the approximate amounts of $11.6 million in fiscal 2002 and $2.8 million in fiscal 2003 based on the price of our equity shares on March 31, 2001 and in connection with both granted and ungranted warrants and options on that date. In addition, we expect to recognize amortization of deferred stock compensation expense in respect of our Associate Stock Option Plan B, or ASOP B, in the approximate amounts of $87 thousand in fiscal 2002 and $71 thousand in fiscal 2003 in connection with granted warrants and options. Infoway expects to recognize amortization of deferred stock compensation expense in respect of its Infoway Associates Stock Option Plan, or IASOP, in the approximate amounts of $1.5 million in fiscal 2002 and $0.7 million in fiscal 2003 based on the price of Infoway's ADSs on March 31, 2001 and in connection with both granted and ungranted warrants and options. Depending on the market value of our equity shares and Infoway's ADSs on the dates future grants are made, amortization of deferred stock compensation expense with respect to ungranted warrants may cause the expected amounts to change. The size of our stock compensation expenses has contributed, and may continue to contribute to negative operating income and negative net income for purposes of U.S. GAAP. For example, we recognized deferred stock compensation of $38.0 million under our ASOP and ASOP B Plans during fiscal 2001 and $44.2 million was amortized and charged to earnings.

Impairment of Goodwill on account of our Investments may impact our net income under U.S. GAAP.

     We make estimates in the preparation of financial statements including the useful lives of goodwill. Changes in such estimates resulting from events many of which are outside the control of the Company, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares.

Our revenues are highly dependent upon a small number of customers.

     We derive a significant portion of our revenues from a limited number of corporate customers. In fiscal 2001, our largest customer, General Electric Company and its affiliates, accounted for 17.8% our information technology, or IT, services revenues (excluding inter-segment revenues) and 15.5% of our total revenues. In fiscal 2001, our second largest customer, State Farm Mutual Automotive Insurance Company accounted for 9.3% of our IT services revenues (excluding inter-segment revenues) and 8.1% of our total revenues. During fiscal 2000 and fiscal 2001, our five largest customers accounted for 42.4% and 39.0%, respectively, of our IT services revenues (excluding inter-segment revenues) and 38.4% and 34.0%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers. As a result, if we were to lose one of our major customers or have it significantly reduce its volume of business with us, our profitability could be reduced.

We dedicate significant resources to develop international operations which may be more difficult to manage and operate.

     In addition to our offshore IT centers in India, we have established new IT centers in the United States, United Kingdom, Japan and Singapore and plan to open additional international facilities. Our lack of experience with facilities outside of India subjects us to risk with regard to foreign regulation and overseas facilities management. Increasing the number of IT centers and the scope of operations outside of India subjects us to a number of risks, including administrative difficulties, currency exchange rate fluctuations, restrictions against the repatriation of earnings, overlapping taxes and cost overruns and delays.

System failure could disrupt the lines of communication our business depends on.

     To deliver our services to our customers, we must maintain active voice and data communications 24 hours a day between our main offices in Hyderabad, our other IT centers and the offices of our customers worldwide. Any significant loss of our ability to transmit voice and data through satellite and telephone communications could result in lost customers and curtailed operations which would reduce our profitability.

We may be unable to attract skilled professionals in the competitive labor market.

     Our ability to execute projects and to obtain new customers depends, in large part, on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In fiscal 2000 and fiscal 2001, we experienced associate attrition at a rate of 12.9% and 15.9%, respectively. Any increase in our attrition rates, particularly the rate of attrition of experienced software engineers and project managers and leaders, would harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and re-train our technical associates to keep pace with continuing changes in IT, evolving technologies and changing customer preferences. Historically, wage costs in the Indian IT services industry have been significantly lower than wage costs in the United States for comparably skilled technical associates. However, in recent years, wage costs in the Indian IT services industry have been increasing at a faster rate than those in the United States, driven in part by demand for Indian technical associates overseas. In the long-term, wage increases may make us less competitive unless we are able to continue increasing the efficiency and productivity of our professionals and the prices of our services.

U. S. immigration restrictions could limit our ability to expand our U.S. operations.

     Our professionals working onsite at a customer's premises in the United States are typically required to obtain visas. As of March 31, 2001, substantially all of our personnel in the United States were working pursuant to extended H-1B visas (319 persons) or temporary L-1 visas (684 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that are approved in any government fiscal year and in some years recently this limit has been reached well before the end of the fiscal year. For example, this limit was reached in March 2000 for the fiscal year ending September 30, 2000. In years in which this limit is reached, we may be unable to obtain H-1B visas necessary to bring critical Indian technical associates to the United States on an extended basis. Changes in existing U.S. immigration laws that make it more difficult for us to obtain visas could impair our ability to compete for and provide services to customers.

Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.

     As a core element of our business strategy, we continue to offer a significant portion of our services on a fixed-price basis, rather than on a time-and-materials basis. During fiscal 2000 and fiscal 2001, we derived 26.1% and 22.2%, respectively, of our total IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Many of these risks may be beyond our control. Our failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

We may be liable to our customers for damages resulting from a system failure.

     Many of our contracts involve projects that are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Any failure in a customer's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that the limitations of liability set forth in our service contracts will be enforceable in all instances or will otherwise protect us from liability for damages. We do not maintain liability insurance to cover losses from such claims for damages. Assertions of one or more large claims against us could result in lost customers, and could increase our costs and reduce our profitability.

We face intense competition in the IT services market, which could reduce our revenues and prevent us from maintaining our customers.

     The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

     . Indian IT services companies, such as Infosys Technologies Limited, Wipro Infotech Software & Services and Tata Consultancy Services;

     . U.S. IT services companies, such as Computer Sciences Corporation, Electronic Data Systems, Accenture, Cambridge Technology Partners and Keane Inc; and

     . Other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms.

     We expect that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. A significant part of our competitive advantage has historically been the cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than us, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors' responsiveness to customer needs.

We may be unable to recoup our investment costs to develop our software products.

     We may develop and market our own software products, which will require significant capital expenditures. To date, we have developed only one software product through our subsidiary VCI, in which we had invested $22.7 million representing equity and other advances as of March 31, 2001. We expect that the markets for any software products we develop will be highly competitive. We cannot assure you that any products developed by us will be commercially successful or that the costs of developing such new products will be recouped. Additionally, software product revenues typically occur in periods after the periods in which the costs are incurred for development of such products. Delayed revenues may cause periodic fluctuations of our results of operations.

Our chairman and managing director may continue to control our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

     Mr. B. Ramalinga Raju, our chairman, together with his brother and our managing director, Mr. B. Rama Raju, and his brother-in-law and our director, Mr. C. Srinivasa Raju, comprise one-half of our board of directors and as of July 26, 2001, beneficially own in the aggregate approximately 11.3% of our outstanding equity shares. As a result, these persons, acting together while they are board members, have the ability to exercise significant influence over most matters requiring approval by our board of directors, including the appointment of directors to fill vacancies until the next shareholders' meeting and significant corporate transactions. This could delay, defer or prevent a change in control of our company, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Our lenders are entitled to appoint directors to our board of directors.

     Our Articles of Association provide lenders the right to appoint their own nominees to our board of directors as long as their loans are outstanding. A lender may only exercise this right to the extent permitted under its loan agreement with us. We do not currently have any lender nominated directors on our board.

We may be restricted from acquiring non-Indian companies which could adversely affect our growth strategy.

     We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing attractive joint venture and acquisition opportunities. Under Indian law, an Indian company is usually required to obtain the approval of the Reserve Bank of India, or RBI, and/or the government of India to acquire a non-Indian company. If we are unable to obtain such approvals or are delayed in obtaining them, we may not be able to fully execute our growth strategy which could adversely affect our operations.

Our revenues are difficult to predict and can vary significantly from quarter to quarter which could cause our share price to decline significantly.

     Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. This is primarily because we derive our revenue from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ only several people for a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business, and may not meet the expectations of securities analysts or investors. If this were to occur the share price of our equity shares and our ADSs would likely decline significantly.

Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.

     Any failure to meet a customer's expectations could result in a cancellation or non-renewal of a contract. Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty, which could significantly reduce our revenues. Additionally, our contracts with customers typically are limited to a specific project and not any future work. There are also a number of factors other than our performance and not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house, or replace their existing software with packaged software supported by licensors, any of which could reduce our profitability.

Risks Related to Our Internet Services Business

Because we owned, as of July 26, 2001, 52.5% of the equity shares of Infoway, which we believe is the largest integrated Internet and electronic commerce services company in India based on number of customers as of March 31, 2001, we face risks related to Infoway's business.

Infoway and its subsidiary IndiaWorld Communications are engaged in disputes which, if resolved unfavorably, could impose costs on Infoway or have other undesirable effects.

     Infoway and its subsidiary IndiaWorld Communications are involved in litigation with a party located in the United States which has alleged, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "IndiaWorld" and associated logos and trade dress purportedly owned by this third party and that the third party has an ownership interest in the underlying technology. Infoway have been advised by the prior owners of IndiaWorld Communications that no such infringement or misappropriation has taken place. This matter is currently pending in federal court in San Diego, California. Infoway's contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. Infoway and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. Infoway believes that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting Infoway, and also could divert management time and attention away from its business.

The market price of our equity shares is strongly affected by Infoway's volatile stock price.

     As of July 26, 2001, we owned 12.2 million equity shares of Infoway, which represented 52.5% of Infoway's outstanding equity shares. Since its initial public offering of ADSs in October 1999, the trading price of Infoway's ADSs has ranged from a low of $1.79 to a high of $113.0 per ADS. As a result, the public stock price of Infoway's ADSs owned by our company has ranged from a low of approximately $87.2 million to a high of approximately $5.5 billion. Fluctuations in the price of Infoway's ADSs have had a significant impact on the market price of our equity shares and will have a significant impact on the market price of our ADSs. Furthermore, because Infoway is an Internet service provider which owns points of access to international bandwidth, foreign ownership in Infoway, which will include all of Infoway's ADSs, is limited to 74.0% under present Indian law. Further, foreign ownership beyond 49% shall require prior government approval. This limitation means that, unless Indian law changes, more than 74.0% of Infoway's equity shares will never be available to trade in the United States market.

The success of Infoway's business depends on the acceptance of the Internet in India which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

     Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or

Mbps (megabits per second, or millions of bits of data per second). Prices for bandwidth capacity are set by the TRAI and have remained high due to, among other things, capacity constraints. High bandwidth prices have continued notwithstanding rapid increases in demand for Internet access and a very competitive pricing environment for those services which has resulted in decreasing average selling prices.

The limited installed personal computer base in India limits Infoway's pool of potential customers and restricts the amount of revenues that Infoway's consumer Internet access services division may generate.

     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. For example, according to International Data Corporation, in 2000 the Indian market contained approximately 4.4 million Internet users compared to a total population in India of 1.0 billion, while the U.S. market contained approximately 135 million Internet users compared to a total population in the U.S. of 275 million. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, Infoway is addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which Infoway refers to as "cybercafes." Although this service creates a larger market, it also imposes on the operator of the cybercafe the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits Infoway's pool of potential customers and restricts the amount of revenues that Infoway's consumer Internet access services division may generate.

     Infoway's growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India's population will not be able to afford to use Infoway's services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute Infoway's business plan.

The success of Infoway's business depends on the acceptance and growth of electronic commerce in India which is uncertain and, to a large extent, beyond Infoway's control.

     Many of Infoway's existing and proposed products and services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Although the Indian Parliament has passed the Information Technology Act, 2000, several critical issues concerning the commercial use of the Internet in India, such as legal recognition of electronic records, validity of contracts entered into online and the validity of digital signatures, remain uncertain. In addition, many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

     .    inconsistent quality of service;

     .    need to deal with multiple and frequently incompatible vendors;

     . inadequate legal infrastructure relating to electronic commerce in India;

     .    lack of security of commercial data, such as credit card numbers; and

     . low number of Indian companies accepting credit card numbers over the Internet.

     If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, Infoway is not likely to realize any benefits from its investment in the development of electronic commerce products and services.

Infoway's ability to compete in the Internet service provider market is hindered by the fact that its principal competitor is a government-controlled provider of international telecommunications services in India which enjoys significant competitive advantages over Infoway.

     VSNL is a government-controlled provider of international telecommunications services in India. VSNL is also the largest Internet service provider in India and, according to information published on VSNL's website, had 631,000 subscribers as of March 31, 2001. VSNL enjoys significant competitive advantages over Infoway, including the following:

     . Longer service history. VSNL has offered Internet service provider services since August 1995, whereas Infoway has offered Internet service provider services only since November 1998.

     . Access to network infrastructure. Because VSNL is controlled by the Government of India, it has direct access to network infrastructure which is owned by the Indian government.

     . Greater financial resources. VSNL has significantly greater total assets and annual revenues than Infoway.

          Recently, VSNL has continued to aggressively reduce consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as Infoway. Infoway believes that these practices constitute an improper cross-subsidy funded by VSNL's present monopoly in long distance telephone service. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Infoway. Unless there is a change in government policy or favorable resolution of this dispute, or until Infoway is able to reduce its bandwidth costs through other means, Infoway will continue to face difficult market conditions in the consumer access business.

          These competitive issues may prevent Infoway from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for Infoway's operations.

Infoway may be required to further lower the rates it charges for its products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly decrease its revenues.

          A significant number of new competitors have recently entered India's recently liberalized Internet service provider market, and Infoway expects additional competitors to emerge in the near future. As of December 31, 2000, approximately 437 companies had obtained Internet service provider licenses in India, including 79 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over Infoway, including greater financial resources, which could allow them to charge Internet access fees that are lower than Infoway's in order to attract subscribers. Since May 2000, Infoway has offered unlimited Internet access to consumers for a fixed price. A number of Infoway's competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services over the past several quarters. Infoway expects the market for consumer Internet access to remain extremely price competitive.

          Infoway's corporate and e-consulting services business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-CSD. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

          Infoway's online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than Infoway's site and offer some features that Infoway does not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Excite@Home, Lycos, Microsoft Network and Yahoo!. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. Infoway expects that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

          Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in Infoway's services, as well as different pricing, service or marketing decisions. There can be no assurance that Infoway will be able to successfully compete against current and future competitors.

The Government of India may change its regulation of Infoway's business or the terms of Infoway's license to provide Internet access services without its consent, and any such change could decrease Infoway's revenues and/or increase Infoway's costs which would adversely affect Infoway's operating results.

          Infoway's business is subject to government regulation under Indian law and to significant restrictions under Infoway's Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

     . Infoway's Internet service provider license has a term of 15 years and Infoway has no assurance that the license will be renewed. If it is unable to renew its Internet service provider license in 2013 for any reason, Infoway will be unable to operate as an Internet service provider in India and will lose one of its primary sources of revenue.

     . The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices Infoway charges its subscribers. The success of Infoway's business model depends on its ability to price its services at levels it believes is appropriate. If the TRAI sets a price floor, Infoway may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, Infoway may not be able to generate sufficient revenues to fund its operations. Similarly, an action of the Indian Parliament may impact Infoway's ability to set the prices for its services.

     . The Government of India maintains the right to take over Infoway's entire operations or revoke, terminate or suspend its license for national security and similar reasons without compensation to Infoway. If the Government of India were to take any of these actions, Infoway would be prevented from conducting all or part of its business.

Infoway may be liable to third parties for information retrieved from the Internet.

          Because users of Infoway's Internet service provider service and visitors to Infoway's websites may distribute its content to others, third parties may sue Infoway for defamation, negligence, copyright or trademark infringement, personal injury or other matters. Infoway could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue Infoway for the content and services that are accessible from Infoway's websites through links to other websites or through content and materials that may be posted by Infoway's users in chat rooms or bulletin boards. Infoway does not carry insurance to protect it against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, Infoway's business is based on establishing its network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage Infoway's reputation, disrupt its ongoing business, distract its management and employees, reduce its revenues and increase its expenses.

Infoway's business may not be compatible with delivery methods of Internet access services developed in the future.

          Infoway faces the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, Infoway will have to develop new technology or modify its existing technology to accommodate these developments. Infoway's pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. Infoway may be unable to adapt its Internet service business to alternate delivery means and new technologies may not be available to Infoway at all.

Risks Related to Investments in Indian Companies

          We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Political instability could seriously harm business and economic conditions in India generally and our business in particular.

     During the past decade and in particular since 1991, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. Since 1996, the government of India has changed five times. The current government of India, formed in October 1999, has announced policies and taken initiatives that supported the continued economic liberalization policies that have been pursued by the previous governments. We cannot assure you that these liberalization policies will continue in the future. Recent government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

Economic sanctions imposed on India by the United States could restrict our access to technology and limit our ability to operate our business.

     In May 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. Since then, the United States has waived some of these sanctions after its discussions with the government of India. These sanctions, or additional sanctions, could restrict our access to technology that is available only in the United States and that is required to operate our business. We cannot assure you that any of these sanctions will continue to be waived, that additional economic sanctions of this nature will not be imposed, or that these sanctions or any additional sanctions that are imposed will not disrupt our business or increase our costs or adversely affect the market for our ADSs in the United States.

Regional conflicts in South Asia could adversely affect the Indian economy and our company.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. Further, in October 1999, the leadership of Pakistan changed as a result of a coup led by the military. Events of this nature in the future could adversely affect the Indian economy and the market for securities of Indian companies, including our ADSs, and the market for our services.

Foreign investment restrictions under Indian law may adversely impact the value of our ADSs.

     Our equity shares are traded on the Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange, or the BSE, the National Stock Exchange and the Hyderabad Stock Exchange and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the New York Stock Exchange in part because of restrictions on foreign ownership of the underlying shares.

     Under current Indian regulations and practice, RBI approval is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers.

     Since exchange controls still exist in India, the RBI will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain RBI approval for each transaction. We cannot assure you that any required approval from the RBI or any other government agency can be obtained.

Indian law imposes restrictions that limit your ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

     Under recent amendments to Indian regulations, the depositary bank is able to accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares, but only to the extent, and limited to the number, of ADSs converted into underlying equity shares.

Currency exchange rate fluctuations may affect the value of our ADSs.

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from April 1, 1998 through March 31, 2001, the value of the rupee against the U.S. dollar declined by approximately 18.6%. In fiscal 2000 and fiscal 2001, our U.S. dollar-denominated revenues represented 85.4% and 82.0%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings. In fiscal 2000 and fiscal 2001, our foreign currency translation losses were approximately $2.4 million and $12.4 million, respectively. Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the BSE, the National Stock Exchange and the Hyderabad Stock Exchange, which we refer to collectively as the Indian stock exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

The government of India has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.

     We have historically benefited from significant tax incentives provided under Indian tax laws. The principal applicable incentives are:

     . a tax deduction for all profits derived from exporting computer software and services; and

     . a 10-year tax holiday in respect of income derived from the operation of software development centers designated as "Software Technology Parks" under the Indian tax legislation.

     As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the Indian statutory income tax rate of 35.0% plus an applicable surcharge. The Software Technology Park tax exemption scheme has been modified from April 1, 2000. All facilities registered in the program before March 31, 2000, which include all of our existing facilities in India and registrations for 10 new facilities which have not yet been constructed, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a resulting increase in our effective tax rate. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

     We are incorporated under the laws of the Republic of India and many of our directors and executive officers, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

     . effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

     . enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

     We have been advised by our Indian counsel, Crawford Bayley & Co., that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment contravened principles of public policy of India.

The financial turmoil in other countries could cause our business or the price of our ADSs to suffer.

     Financial turmoil in several Asian countries, Russia and elsewhere in the world in 1998 and 1999 has adversely affected market prices in the world's securities markets, including the United States and Indian markets. Continued or increased financial downturns in these countries could cause further decreases in prices for securities of companies located in developing economies, such as our company.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

     The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. For example, in 1999, our share price on the BSE ranged from a high of Rs.459.80 ($10.57) in December 1999 to a low of Rs.73.10 ($1.72) in January 1999. In 2000, our share price on the BSE reached a peak of Rs.1,445.99 ($33.13) and a low of Rs.291.50 ($6.23). In 2001, up to July 26, 2001, our share price on the BSE reached a peak of Rs.
429.70 ($9.11) and a low of Rs. 145.00 ($3.08). On July 26, 2001, the closing price of our shares on the BSE was Rs.146.80 ($3.11). For comparison purposes, these prices have been adjusted to give effect to our September 1, 1999 two-for-one stock split and our August 25, 2000 five-for-one stock split and an exchange rate of Rs. 47.15 per $1.00 from July 26, 2001 has been used.

     The Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time restricted securities from trading, limited price movements and restricted margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our equity shares and our ADSs.

The laws of India may not adequately protect our intellectual property rights.

     The laws of India do not protect intellectual property rights to the same extent as laws in the United States, and the global nature of our IT services and the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not protect service marks. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.

     We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our intellectual property rights. Ownership of software and associated deliverables created for customers is generally retained by or assigned to our customers, and we do not retain an interest in such software and deliverables. We have applied for the registration of "Satyam" and "VisionCompass" as trademarks in India. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

     Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management's attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.

You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.

     Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the National Stock Exchange on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

There may be less company information available in Indian securities markets than securities markets in developed countries.

     There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India, or SEBI, is responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Risk Related to our ADSs and our Trading Market

You may be restricted in your ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of your ownership position.

     Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. As U.S. holders of ADSs represent 10.6% of our outstanding equity shares, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for your benefit. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights.

     At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

An active or liquid trading market for our ADSs is not assured.

     We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the New York Stock Exchange and this may cause our stock prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt. Further, if our ADS trading price falls below $5.00 per ADS, our ADSs will be considered a penny stock and trading in our ADSs will be subject to a set of rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require broker-dealers who recommend penny stocks to persons other than their established customers and accredited investors to make a special written suitability determination for the purchaser, provide them with a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market, and receive the purchaser's written agreement to the transaction before the sale. These requirements limit the ability of broker-dealers to sell penny stocks. Also, because of the extra requirements, many broker-dealers are unwilling to sell penny stocks at all. As a result, if our ADSs were subject to the penny stock rules, the market liquidity for our ADSs could be adversely affected.

     Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although you are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in the United States.

The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares.

     The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of July 26, 2001, we have an aggregate of 309,627,300 equity shares outstanding, which includes underlying equity shares of 33,350,000 for 16,675,000 ADSs. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S. We and Messrs. B. Ramalinga Raju, B. Rama Raju and C. Srinivasa Raju who together hold 11.3% of our outstanding equity shares as of July 26, 2001, have agreed not to offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any equity shares without the prior written consent of Merrill Lynch for 180 days from May 15, 2001, subject to specified exceptions.

Forward-looking statements contained in this Annual Report may not be realized.

     We have included statements in this document which contain words or phrases such as "may," "will," "will likely result," "believe," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "contemplate," "seek to," "future," "objective," "goal," "project," "should" and similar expressions or variations of such expressions, that are "forward-looking statements." Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.

     In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described in this "Risk Factors" section. We do not intend to update any of the forward-looking statements after the date of this Annual Report to conform such statements to actual results.

Item 4. INFORMATION ON THE COMPANY

History and Development

     The full legal name of our company is Satyam Computer Services Limited. Satyam was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Indian Companies Act on June 24, 1987. Our registered office is located at Mayfair Center, SP Road, Secunderabad 500 003, Andhra Pradesh, India. Our principal place of business is the Satyam Technology Center located at Bahadurpally Village, Qutbullapur Mandal, R.R. District 500855, Hyderabad, Andra Pradesh, India, telephone number (91) 40-309-7505. Our agent for service in the United States is CT Corporation System, 111 8th Avenue, New York, New York 10011, telephone number 1 (212) 894-8940. Our operations are primarily conducted in India although a significant majority of our revenues is derived from the United States.

     We effected a two-for-one stock split of our equity shares in September 1999 and a five-for-one stock split of our equity shares in August 2000.

     In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) in the United States and elsewhere outside of India a price of $9.71 per ADS. We received approximately $152.7 million, net of underwriting discounts, commissions and other costs of this offering. On May 15, 2001, our ADSs were listed on the New York Stock Exchange.

     Our principal capital expenditures for the fiscal years 1999, 2000 and 2001 were comprised mainly of expansion of infrastructure facilities in India and abroad. Our capital expenditures amounted to $35.2 million in fiscal 1999, $22.4 million in fiscal 2000 and $42.3 million in fiscal 2001. In fiscal 1999, our capital expenditures were incurred mainly for expansion of offshore facilities in Hyderabad, Chennai and Pune and for setting up of offsite development centers in New Jersey, Atlanta, Chicago and Santa Clara in the United States. In fiscal 2000, our capital expenditures were incurred mainly for expansion of offshore facilities in Hyderabad, Pune and Bangalore and for a major upgrade in the data and voice communication network. In fiscal 2001, our capital expenditures were incurred mainly for expansion of offshore facilities in Hyderabad, Chennai and acquisition of land in Bangalore.

     Our principal capital expenditures currently in progress are expansion of facilities in Hyderabad, Bangalore, Chennai and Pune; and in our offsite centers in Europe and Asia Pacific, and amount to approximately $20.0 million, which will be financed mainly through the proceeds of our ADS offering in May 2001 and cash generated from operations.

Business Overview

Background

     We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during the last fiscal year. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. We began providing IT services to businesses in 1988 and as of March 31, 2001 we had 7,798 technical associates servicing over 300 customers worldwide. In addition to our core business of providing IT services, we have also selectively invested in related businesses. We recognized the importance of the Internet to India and, in December 1995, created Infoway, which we believe is the largest integrated Internet and electronic commerce services company in India, based on the number of customers as of March 31, 2001. Infoway's shares are listed only in the United States and are quoted on the Nasdaq National Market under the symbol "SIFY". Through our wholly owned subsidiary in the United States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance.

Our Core Business Segment--IT Services

Industry Overview

     In 2000, the worldwide IT services industry grew to approximately $385.0 billion, an increase of approximately 10% over 1999, and is projected to grow at a compound annual growth rate of 11% to reach $583.0 billion by the year 2004 according to International Data Corporation. We believe the growth of this industry is driven by the following factors and trends:

     Increased importance of IT to businesses. In today's increasingly competitive business environment, companies have become dependent on technology not only to conduct day-to-day operations, but also as a strategic tool to enable them to re-engineer business processes, restructure organizations and react quickly to competitive, regulatory and technological changes. As systems continually become more complex, companies increasingly turn to external IT service providers to develop and implement new technologies and integrate them with existing applications in which a company may have already made a considerable investment.

     Impact of the Internet and the emergence of eBusiness. Businesses are increasingly using the Internet to interact with new and existing customers and create new revenue opportunities. Business conducted electronically over the Internet, or eBusiness, extends beyond Internet-based applications, such as eCommerce websites and corporate intranets, to include packaged software tools such as customer and supply chain management software. eBusiness initiatives are often large and difficult to manage and must keep pace with constantly evolving business processes and technological innovations. In addition, managing and upgrading existing systems has also become more critical given the importance of these systems to eBusiness initiatives. Internal IT departments often do not have the appropriate resources or breadth of skills necessary to execute these initiatives. As a result, companies increasingly turn to outside service providers to design, integrate, implement and maintain their eBusiness applications.

     Emergence of a high-quality IT services industry in India. India has emerged as a destination for companies seeking to engage IT service providers in a variety of areas, including eBusiness and software design, development, integration and system maintenance. India's National Association of Software and Service Companies, or NASSCOM estimates that export revenue generated from the software and service industry in India was approximately $4.0 billion in fiscal 2000 and will reach $14.0 billion by fiscal 2003. The key factors contributing to this rapid growth include the availability of a large pool of highly skilled, English-speaking engineers and professionals, the ability to produce high quality software applications, low personnel costs relative to the United States and a time difference which permits work to be done during non-business hours in the United States and Europe.

     We believe that India ranks second only to the United States as the country with the largest population of English-speaking technical personnel. According to NASSCOM, engineering colleges and technical institutes in India produce approximately 122,000 computer software professionals each year. Given the shortage of technical labor in the United States and other developed economies, the availability of people could be a competitive advantage for Indian IT services companies. Also, the English speaking ability of Indian technical engineers and professionals facilitates interaction with customers in the United States and Europe and is a significant advantage compared to non-English speaking countries which also offer IT services.

     Indian companies have developed high-quality methodologies. A 2001 NASSCOM analysis of international quality standards of the top 400 Indian IT services companies showed that 195 had acquired ISO 9000 and 74 more companies were in the process of acquiring the same. According to NASSCOM, currently 20 Indian companies have received a level five assessment under the Software Engineering Institute's Capability Maturity Model, or SEI-CMM, developed by the Carnegie Mellon University. Level five is the highest level attainable under the SEI-CMM standards, which assess an organization's quality management system and systems engineering processes and methodologies. The level five certification process involves periodically subjecting our management system and systems engineering processes and methodologies to stringent third party review and verification. Some of our customers look to an SEI-CMM certification as a threshold indication of the quality of our processes and methodologies.

     Need for IT service providers who can provide a range of services worldwide. Many companies today need a wide range of IT services, from high value-added services such as the integration and implementation of eBusiness and packaged software applications to lower-end services such as system maintenance and the re-engineering of older applications. As a result, companies often seek a service provider that can understand and integrate a wide spectrum of emerging technologies with existing systems and which offers a comprehensive range of services from software design and development to system maintenance. In addition, as companies become global, they increasingly require IT support on a worldwide basis. In the eBusiness environment, service providers need to have a close relationship with customers given the complexity and time sensitive nature of eBusiness.

     We believe there is a need for full service IT service providers that have expertise in both existing systems and new Internet-based technologies, access to a large pool of highly-skilled technical personnel and the ability to cost-effectively service customers on a worldwide basis.

Our Business

     We believe the following aspects of our business help us to address the challenges faced by our customers in the current IT environment:

     Comprehensive range of services. We provide our customers the ability to meet all of their IT needs from one service provider. Our understanding of both existing systems and new Internet technologies allows us to assist our customers in the management and maintenance of established systems and the development and integration of new technologies such as Internet-based customer or supply chain management software applications. We also help them understand their IT needs and work with them to develop an appropriate strategy to address these needs.

     Global delivery model. We provide our services through our offshore centers located in India, our seven offsite centers located in the United States, United Kingdom, Japan and Singapore and onsite teams operating on our customers' premises. Through this global network, we can provide a flexible delivery mix that is tailored to meet our customers' specific needs. In addition, our global network of centers allows us to service our customers on a 24-hour basis and thereby shorten the time required to complete projects. Our onsite teams and offsite centers allow us to respond quickly to customer requests, to interact closely with the customer to develop IT services where the customers' specifications are not clearly defined and to market services tailored to meet the needs of specific geographic markets.

     Focus on eBusiness. Our eBusiness services include designing, developing, integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing and integrating packaged software applications, such as customer or supply chain management software applications. We also assist our customers in making their existing computing systems accessible over the Internet.

     In-depth industry knowledge. We have developed significant industry expertise in insurance, financial services, manufacturing and telecommunications. This allows us to better understand and address the IT needs of customers within a particular industry. Our technical associates include experienced project managers and software engineers with substantial experience in providing IT services to a particular industry. We have also hired business specialists who possess the industry knowledge our company needs to better understand the requirements of our customers in these sectors and assist our software engineers in proactively designing IT services. We believe our customers benefit from our ability to design and develop applications and services tailored to address industry-specific needs.

     Adherence to high quality standards. We have a large pool of highly trained technical associates that allows us to provide high quality services tailored to meet our customers' needs. As of March 31, 2001, 53.7% of our technical associates had bachelors degrees in engineering, and 29.3% had masters degrees in engineering, technology or computer applications. Each new technical associate must participate in a three to six-month software engineering training program and all technical associates are expected to undertake between 40 and 80 hours per year of development training. In addition, we have implemented strict quality control programs which form an integral part of our project management methodology to ensure we provide high quality services to our customers. We have a company-wide quality management system which satisfies the ISO 9001 TickIT and received a level five assessment under the SEI-CMM standards. According to NASSCOM, only 37 companies worldwide have been assessed at level five. Among other things, our system involves a rigorous review of software development processes, testing of all work, measurement and analysis of key quality metrics and regular internal quality audits. Our adherence to this system ensures that our customers receive timely delivery of consistent and high-quality services.

Our Growth Strategy

     Our main goal is to be a leading worldwide provider of comprehensive IT services. We intend to accomplish our goal by:

     Continuing to focus on eBusiness and high-value added services. To better service our customers in all key industry segments, we intend to continue to focus on and expand our eBusiness offerings and our other high-value added services, such as packaged software integration and engineering design services. To continue to differentiate our services and achieve recognition as a leading worldwide provider of comprehensive IT services, we intend to broaden our range of Internet-based applications as new technologies become available.

     Leveraging our existing customer base. Our goal is to build long-term stable business relationships with our customers to generate consistent revenues. With our existing customers, we plan to continue to expand the scope and range of the services we provide by extending our capabilities into new and emerging technologies and by understanding our customers' businesses. For example, some of our customers who initially engaged us for Year 2000 conversion projects subsequently retained us to provide other IT services. In fiscal 2000 and fiscal 2001, we generated 77.1% and 80.6%, respectively, of our IT services revenues (excluding inter-segment revenues) from customers who were customers in the prior year. To further strengthen our relationships and broaden the scope and range of the services we provide to existing customers, our senior corporate executives have specific relationship management responsibilities for our largest customers.

     Expanding our presence in existing markets and penetrating new geographic markets. We plan to expand our presence in our existing markets and to establish a presence in new geographic markets throughout Europe and the Asia-Pacific region. We intend to accomplish this by leveraging our existing global customer base to serve them in other geographic locations. We expect to open additional sales and marketing offices in Europe and the Asia-Pacific region and to establish new offsite centers in other major markets to help us gain better access to new customers. We also plan to continue to hire local employees to staff and manage our offsite centers. We believe that the use of locally hired technical associates and managers working from offsite centers will enable us to increase our share of the local market and compete more effectively with local IT service providers.

     Continuing to enhance our specific industry expertise. We aim to have an in-depth understanding of targeted industries in order to identify customer needs in those industries and be able to proactively design and offer tailored IT services to address those needs. By focusing on targeted industries, we believe we can develop services that are reusable within an industry and thereby lower our cost of delivering those services. We intend to enhance our health care, government and retail IT services capabilities by hiring additional specialists with expertise in these industries. We have also organized our company by line of business, with each operating unit serving customers in a particular industry. We believe that our decentralized structure enhances our focus on our targeted industries which should further increase our level of expertise.

     Attracting and retaining quality technical associates and augmenting their training. To attract, retain and motivate our technical associates, we plan to continue to provide an environment that rewards entrepreneurial initiative and performance, including competitive salaries and benefits as well as incentives in the form of cash bonuses and stock options. We also intend to continue to devote significant resources to training our technical associates through our Satyam Learning Center in a variety of software languages and computer platforms. We have also established the Satyam Technology Entrepreneurship Program, known as STEP, through which we provide an opportunity for technical associates with ideas to act as real entrepreneurs by forming joint ventures with our company to develop and market their ideas, with access to our company's resources, people, infrastructure and systems. These joint ventures are run by the participating associate as virtual companies, and the participating associate receives a fixed percentage of the equity of the joint venture, creating a sharing of the wealth between the individual associate and our company.

     Enhancing our capabilities through joint ventures, technology alliances and acquisitions. We plan to continue to broaden our network of joint ventures and technology alliances with technology providers, customers, and IT service providers, particularly in markets in which we are not currently involved. We enter into these joint ventures and alliances to acquire expertise in high-end software products and emerging technologies, to add qualified personnel, to gain access to additional customers to invest in companies which service niche markets. We will also consider acquiring companies to gain ownership of specific technologies and to exploit other synergies with our existing business. While we currently have not identified any specific candidates, we regularly engage in discussions and negotiations relating to potential investment, joint ventures, technology alliances and acquisitions in the ordinary course of our business.

IT Service Offerings

     We offer a comprehensive range of IT services based on existing and emerging technologies that are tailored to meet the specific needs of our customers. Our IT services include:

     Software development. We design, develop and install software for a variety of IT systems. Our applications range from single-platform, single-site systems to multi-platform, multiple-site systems. A project may involve the development of new applications or new functions for existing software applications. Each development project typically involves all aspects of the software development process, including definition, prototyping, design, pilots, programming, testing, installation and maintenance.

     System maintenance. We provide maintenance services for large software systems, which may include modifications and enhancements to the system and product support. We also assist customers in migrating to new technologies while extending the useful life of existing systems. Projects may involve re-engineering software to migrate applications from mainframe to client/server architectures or to migrate from existing operating systems to UNIX or Windows NT. For companies with extensive proprietary software applications, implementing such technologies may require rewriting and testing millions of lines of software code. We perform most of the maintenance work at our offshore facilities using satellite links to our customer's system. In addition, we maintain a small team on the customer's premises to coordinate support functions.

     Packaged software integration. We work with providers of packaged software in the areas of enterprise resource planning, customer relationship management and supply chain management to install and integrate these packages with our customers' existing computer systems and with various Internet applications as required to address the eBusiness needs of our customers. These packaged software applications help enable companies to strengthen relationships with their customers and business partners, create new revenue opportunities, enhance operating efficiencies and improve communications. We also customize this software to meet the specific needs of our customers and provide ongoing maintenance and support services. We have established alliances with providers of enterprise resource planning systems, such as Oracle and SAP. We have also established alliances with other companies who supply customer relationship or supply chain management systems and eBusiness applications for building on-line businesses. In addition, we offer our customers applications in the areas of business and customer intelligence, data-mining and data-warehousing to enable them to analyze trends.

     Engineering design services. We provide engineering design services using computer aided design, modeling and engineering tools. Our engineering design services include component design, product and process analysis, and simulations and range from basic drawing changes to complex designs. In addition, our services may involve customizing the latest computer aided design, modeling and engineering software to specific user requirements.

     eBusiness. As part of our service offerings, we focus on solving the eBusiness needs of our customers. Our eBusiness services include designing, developing and maintaining Internet-based applications, such as eCommerce websites, and integrating them with our customers' existing computer systems and packaged software applications. For example, we have designed, developed and deployed business-to-business applications for Intercontinental Steel Singapore to facilitate on-line trading of steel and for Ford Motor Company to enable dealer integration and on-line procurement. We have also created business-to-consumer applications to facilitate remote banking kiosks that offer automatic teller transactions over the Internet, on-line auctions and on-line retail sales. We also help our customers assess their eBusiness needs, develop strategies and formulate implementation plans. Revenues derived from eBusiness services comprised 0.1%, 20.6% and 27.5% of our IT services revenues (excluding inter-segment revenues) in fiscal 1999, fiscal 2000 and fiscal 2001.

Delivery of IT Services

     We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating at the customers' premises.

     Offshore centers. We typically assign a team of technical associates to visit a customer's premises and determine the scope and requirements of a particular project. Some members of the initial team remain onsite to facilitate direct liaison with the customer, while others return to India to establish and supervise a larger project team of suitably qualified technical associates to implement the project. Typically 20% of a project team will be on site depending on the nature and complexity of the project. Projects completed in our offshore centers in India contributed 68.1% and 60.5% to our IT services revenues in fiscal 2000 and fiscal 2001, respectively.

     We have also entered into arrangements with several customers where an entire project team is assigned to a single customer. Such teams, called dedicated offshore centers, work from our facilities in India and are staffed and managed by us. Once the project priorities are established by the customer, we, in conjunction with the customer's IT department, manage the execution of the project. When needed, our dedicated offshore centers will have equipment specific to the customer, or will have a separate work area with its own security protocols. The customer agrees to a regular periodic billing amount regardless of the work performed. We have an established dedicated offshore centers for, among others, General Electric Appliances Products LLP, and Ford Motor Company.

     Offsite centers. We believe that a key success factor in meeting our customers' needs is our physical presence near the customer. Accordingly, we have expanded and improved the offshore development model by establishing offsite centers in our major markets. In the United States, we currently operate four offsite centers located in Atlanta, Georgia; Chicago, Illinois; Parsippany, New Jersey; and Santa Clara, California. Outside of the United States, we have three offsite centers located in Tokyo, Japan; Basingstoke, U.K.; and Singapore. We believe our offsite centers allow us to respond quickly to customer requests, to interact closely with the customer to develop IT services where the customer's specifications are not clearly defined and to market services tailored to meet the needs of specific geographic markets. In addition, we staff our offsite centers with locally-hired managers, marketers and technical associates which we believe enables us to compete more effectively with local IT service providers. As of March 31, 2001, 180 of our technical associates worked in our offsite centers compared to 101 as of March 31, 2000. Projects completed at our offsite centers contributed 5.3% to our IT services revenues in fiscal 2000 and 4.8% in fiscal 2001.

     Onsite teams. Some customers require the presence of our project teams at their premises, particularly for mission critical or high-end projects. The customer's team and our project team collaborate to develop IT services that meet the customer's specifications. As of March 31, 2001, 1194 technical associates worked at our customers' premises compared to 548 as of March 31, 2000. Projects completed by our onsite teams contributed 26.6% of our IT services revenues in fiscal 2000 and 34.7% in fiscal 2001.

     Quality and project management. Critical to the success of our delivery model are well established quality management systems and sophisticated project management techniques. Accordingly, a strict quality assurance and control program forms an integral part of our processes. We are certified under ISO 9001 TickIT. In March 1999, our IT engineering process received a level five assessment under the Capability Maturity Model developed by the SEI-CMM. Our quality management system involves, among other things, a rigorous review of software development processes, review and testing of all work products and regular internal quality audits.

     Maintaining a high level of customer satisfaction requires sophisticated project management techniques to deliver services seamlessly across multiple locations. We have developed, and rigorously apply, a sophisticated project management methodology to help ensure timely, consistent and accurate delivery of our IT services to our customers. Through this methodology, we provide our customers with customized status reports and allow our customers to track the status of projects over the Internet.

Customers

     We market our services primarily to companies in the United States, Europe, the Middle East and the Asia-Pacific region. Our strategy is to seek new customers and at the same time secure additional engagements from existing customers by providing high quality services and by being responsive to customer needs. The strength of our relationships has resulted in significant recurring revenue from existing customers. We generated $78.4 million, $120.4 million and $218.7 million in IT services revenues in fiscal 1999, fiscal 2000 and fiscal 2001, respectively, from customers who were customers in the prior fiscal year. We also derive a significant proportion of our IT services revenues from a limited number of customers. In fiscal 2000 and fiscal 2001, our largest customer, General Electric Company and its affiliates, accounted for 15.7% and 17.8%, respectively, of our IT services revenues (excluding inter-segment revenues) and 14.2% and 15.5%, respectively, of our total revenues. During the same two periods, our second largest customer, State Farm Mutual Automotive Insurance Company, accounted for 13.1% and 9.3%, respectively, of our IT services revenues (excluding inter-segment revenues) and 11.9% and 8.1%, respectively, of our total revenues. In fiscal 1999, our largest customer, State Farm Mutual Automotive Insurance Company, accounted for 13.7% of our IT services revenues (excluding inter-segment revenues) and 13.3% of our total revenues. In fiscal 1999, fiscal 2000 and fiscal 2001, our five largest customers accounted for 40.2%, 42.4% and 39.0%, respectively, of our IT services revenues (excluding inter-segment revenues) and 39.2%, 38.4% and 34.0%, respectively, of our total revenues.

Sales and Marketing

     We sell and market our services through 12 main sales and marketing offices. In the United States, we have 5 sales and marketing offices located in Atlanta, Chicago, Parsippany, Santa Clara, and Vienna. We also have sales and marketing offices in Basingstoke, Sydney, Singapore, Dubai and Tokyo and a network of business representatives, who work on a commission basis, in several countries. Our Global Sales and Marketing Group, based in the United States, coordinates all of our marketing and sales operations. We focus on establishing and maintaining long-term relationships with our customers.

     Our sales and marketing operations are divided into three sub-groups. One group consists of sales associates who work solely on acquiring new customers. Another group consists of account managers who market further services to existing customers. The third group manages our many marketing alliances. As of March 31, 2001, we employed 123 sales and marketing associates, of whom 8 were located in India.

Joint Ventures and Alliances

     We have in the past entered into, and plan to continue to enter into, joint ventures and alliances with technology providers, customers, and IT service providers, particularly in markets in which we are not currently involved. We enter into these joint ventures and alliances to gain access to additional customers, to acquire expertise in high-end software products and emerging technologies, to add qualified personnel and to make investments in companies engaged in providing services to niche markets. We believe our two most significant joint ventures are:

     GE Affiliate: In December 1998, we entered into a joint venture with an affiliate of GE Industrial Systems. The joint venture company provides the GE affiliate with engineering design services, software development and system maintenance services. The joint venture completed 40 projects in its first year of operations. It also received ISO 9001 certification in December 1999 and has applied for 18 U.S. patents. Subject to the joint venture meeting performance targets and other conditions, this GE affiliate will buy out our interest in the joint venture in 2001 for a purchase price of $4.0 million. While this joint venture does not currently provide us with significant revenues, we believe this joint venture is significant because it has helped us to strengthen our relationship with one of our largest customers, General Electric Company and its affiliates.

     TRW Inc.: In September 2000, we entered into an agreement with TRW Inc. to form a non-exclusive joint venture to provide TRW and other global companies with software development, system maintenance and engineering design services. Through a company incorporated in Delaware to operate the joint venture, Satyam Manufacturing Technology, Inc., we own a 76.0% equity interest in the joint venture and TRW owns a 24.0% interest. We manage this joint venture, which is largely focused on the automotive sector worldwide. TRW has targeted to outsource to the joint venture at least $200 million of revenues from information systems and engineering work through December 31, 2005. TRW may adjust this initial target revenue amount before December 31, 2001, but the adjusted target revenue amount cannot be less than $100 million. As part of the joint venture arrangement with TRW, in August 2000 we issued to ESL Inc., an affiliate of TRW, warrants to purchase 319,480 of our equity shares in exchange for a payment of Rs.22.9 million (approximately $0.5 million). Each warrant entitles its holder to purchase five of our equity shares for Rs.644.40 per share during an exercise period from January 22, 2002 to February 21, 2002. We believe this joint venture is significant because of the revenue we expect to receive from this relationship.

     For additional information regarding the joint venture with TRW Inc. and the warrants issued to ESL Inc., please see "Item 5. Operating and Financial Review and Prospects--Overview--Joint Venture with TRW Inc. ".

Competition

     The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of our company. Our primary India-based competitors include Infosys Technologies Limited, Wipro Infotech Software & Services and Tata Consultancy Services. Our primary U.S.-based competitors include Computer Sciences Corporation, Electronic Data Systems, Accenture, Cambridge Technology Partners and Keane Inc. Generally, our competitors include participants from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than us. We believe that the principal competitive factors in the IT services industry include the range of services offered, technical expertise, responsiveness to customer needs, speed in delivering IT services, quality of service and perceived value. We believe that we compete favorably with respect to these factors. There are relatively few barriers to entry into our markets such that we may face additional competition from new entrants into our markets. In addition, there is a risk our customers may elect to increase their internal IT resources to satisfy their IT services needs.

Communications Infrastructure

     A key component of our IT services delivery model is the linking of a customer's onsite system with our offsite and offshore centers through a satellite communications network. Our data and voice network, SatyamNet, connects our facilities worldwide through a high speed network with a backbone of satellite, fiber optic and land lines. SatyamNet allows projects to progress and software applications to be installed without the need for extensive attendance at the customer's premises. Similarly, day-to-day maintenance of a customer's system can be carried out largely from one or more offsite or offshore centers with only a few maintenance professionals required to be stationed at the customer's premises. We lease dedicated telecommunication lines from VSNL and Software Technology Park of India which permit data communication between our facilities in India and between such facilities and our customers' facilities abroad. All of our Indian satellite links terminate at our communication hubs in Vienna, Virginia and Parsippany, New Jersey. From the Vienna and Parsippany communication hubs, we connect our offshore centers in India to our offsite centers in the United States through high speed networks and to customers' systems through leased lines, the Internet, the customer's own network or a network operated by third parties.

     In December 2000, we completed a major upgrade of SatyamNet to enhance and optimize network efficiency across all operating locations. This upgrade has enhanced our aggregate links capacity by more than 100.0% in different bandwidths, which cater to the networking requirements of approximately 7,000 workstations across various geographic locations. We currently lease five 512 kbps international links and one 64 kbps international link. In addition, we have 256 kbps committed information rate high speed links connecting various cities in India, and our intra-city links are connected by 2048 kbps lines expandable up to 8192 kbps. We can add or reduce the number of such links based on capacity needs.

     During business hours, the average loading of SatyamNet is currently approximately 50% of total capacity, with sudden bursts in usage reaching approximately 75%. Our network has extra capacity available to service new customers in the immediate future and to permit sudden bursts of data transfer and other contingent uses.

     We have not experienced any significant downtime in our communications network during the last 12 months. To help minimize the likelihood of downtime in our voice and data communications network, we have built redundancy and alternative pathways into our network. For example, most of our communications take place over international links. Each office that has its own international link also has a inter-city link to another nearby office, which provides an alternative pathway for international communications if the office's own international link breaks down. We have also provided ISDN links as a back-up for the intra-city links. We also stock spare parts for our network equipment so we can quickly repair equipment breakdowns.

     The terms of our customer contracts often impose particular confidentiality and security standards. We have independently established a system of security measures to protect our computer systems from security breaches and computer viruses that may attempt to gain access to our communications network. We maintain a firewall at the entry point of the network which checks incoming data for viruses and unauthorized access before they are transmitted on SatyamNet. All traffic received at our facilities in India is again checked for viruses, with contaminated files quarantined. We have arrangements with two virus protection vendors for the automatic identification of viruses and the dispatch or development of appropriate software countermeasures. We backup our data on a regular basis to protect against losses. We have also created a secondary site in New Jersey for contingency and disaster recovery purposes.

Facilities

     Our corporate headquarters, the Satyam Technology Center, is located in Hyderabad, India. We own this facility, which provides a modern workspace for approximately 1400 software engineers in two buildings covering an aggregate area of approximately 173,000 square feet, which are linked to our other facilities through our SatyamNet. The Satyam Technology Center also has recreational facilities and housing for up to 400 associates and covers an approximately 140,000 square foot area.

     We also have additional software technology centers located in Bangalore, Bhubaneshwar, Chennai, Hyderabad and Pune, with facilities aggregating approximately 570,000 square feet. We own the facilities in Bhubaneshwar and lease our other facilities with terms ranging from six years to nine years. Each facility is equipped with computers, servers, telecommunications lines and back-up electricity generation facilities sufficient to ensure an uninterrupted power supply.

     In addition to the offshore centers in India, we operate offsite centers in major markets to establish a local presence closer to our customers. Our four offsite centers currently operating in the United States are located in Atlanta, Georgia; Chicago, Illinois; Parsippany, New Jersey and Santa Clara, California. Outside the United States, we operate three offsite centers in Tokyo, Japan, Basingstoke, United Kingdom and Singapore. We lease all of our offsite centers with terms ranging from two years to seven years.

     We have plans to construct new facilities on our own land in Bangalore, Pune and Hyderabad and in other locations in India with overall plans to increase associate capacity by approximately 1,000 in fiscal 2002. We also have plans construct our facilities in existing as well as in new offsite centers. The expansion of facilities will improve our ability to to meet growing business demand. These proposed expansion of facilities primarily include construction of new facilities and addition of equipment in our own land in Hyderabad and Bangalore; expansion of facilities in new leased premises in Pune and Chennai. The investment in these expansions is estimated to be around $ 25 million and would be financed through proceeds of our ADS offering in May 2001 and cash generated from operations. These facilities are expected to be completed by fiscal 2002.

Other Business Segments--Internet Services

Business Overview

     As of July 26, 2001, we owned 52.5% of the equity shares of Infoway. We believe Infoway is the largest integrated Internet and electronic commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. Infoway's primary businesses include the following:

     .    corporate network/data and e-consulting services;

     .    consumer Internet access services; and

     .    online portal and content offerings.

     Infoway's comprehensive range of products and services enables its business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using Infoway's private data network or the Internet.

     Infoway began providing corporate network/data and e-consulting services to businesses in April 1998, and as of March 31, 2001 Infoway had more than 650 corporate customers. Infoway launched its Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government, which controls the largest Internet service provider in India, opened the market to private competition. Infoway currently has more than 460,000 subscribers for its SatyamOnline services. Infoway also operates an online portal, www.sify.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India's leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search. During March 2001, Infoway's websites generated approximately 180 million page views.

     Infoway is seeking to become the premier integrated Internet and electronic commerce solutions provider to businesses and consumers in India. We believe that demand for Infoway's services is significant in India and growing rapidly as businesses and consumers seek alternatives to the communications services offered by India's government-controlled telecom providers.

Industry Overview

     According to International Data Corporation, the total number of Internet users worldwide is expected to grow at a compound annual growth rate of 27% from approximately 196 million in 1999 to 502 million in 2003. We believe that the large and increasing number of home and office computers linked to the Internet, advances in network design, increased availability of Internet-based software and applications, the emergence of useful content and electronic commerce technologies, and convenient, fast and inexpensive Internet access will continue to drive Internet growth and usage in the near future. International Data Corporation estimates that revenue from Internet web hosting services worldwide will grow at a rate that averages 96.0% annually from $0.8 billion in 1998 to $11.8 billion in 2002. International Data Corporation also estimates that revenue from electronic commerce spending worldwide will grow from $111 billion in 1999 to $1,317 billion in 2003.

     As with many developing nations, the telecommunications infrastructure in India historically has been controlled by government-controlled telecom providers. The resulting service has been and remains inferior to service in developed countries. At the same time, however, the Indian economy continues to modernize and expand, particularly in sectors such as software development that are dependent on a reliable communications network. The growth of these industries is leading to an increasing base of personal computers and wired homes and businesses in India with a resulting increased demand for Internet services. We believe these trends, which mirror trends in more mature economies, will continue to develop in India. Set forth below is a table summarizing International Data Corporation's projections for Internet use and electronic commerce revenue in India:

                                                                                                       Annualized
                                                                   2000               2005               Growth
                                                               --------------     -------------        ------------
                                                                     (in millions, except annualized growth)
Indian Internet users.....................................         4.4                37.6                  53%
Indian installed personal and network computer base.......         4.2                33.0                  51%
Indian Internet commerce revenues.........................        $393             $27,000                 134%


     We believe that the growth of the Internet and other network services in India has been inhibited by relatively high costs and poor user experiences caused by an inadequate telecommunications infrastructure and slow network connection speeds. Infoway is committed to expanding and enhancing its private network backbone and to providing high quality technical support to attract users to its services. We believe that Infoway's products and services provide its customers with the ability to exchange information, communicate and transact business over the Internet with speed, efficiency, reliability and security superior to other Internet service providers.

Growth Strategy

     Infoway's goal is to become the premier integrated Internet and electronic commerce solutions provider to businesses and consumers in India. Infoway's principal business strategies to accomplish this objective are:

     . Invest in the continued enhancement and expansion of its network infrastructure to support customer growth, enter new markets and accommodate increased customer usages;

     . Increase penetration in its existing markets by expanding awareness of the "SatyamOnline" brand name to capitalize on its first mover advantage in India;

     . Expand its products and services with new technologies to enable its customers to use the Internet more effectively;

     . Strengthen its Internet portal and other Internet content websites with more content tailored to Indian interests worldwide;

     . Expand its customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of its strategic partners; and

     . Pursue selective strategic investments, alliances and acquisitions to expand its customer base, increase utilization of its network and add new technologies to its product mix.

Internet Service Offerings

     Corporate Network/Data and e-Consulting Services. Infoway offers a comprehensive suite of technology products and network-based services that provide its corporate customers with comprehensive Internet and private network access. Infoway's products and services enable its corporate customers to offer a full range of business-to-business and electronic commerce-related services. Infoway's corporate network/data and e-consulting services consist of the following:

     . Internet access. Infoway offers continuous high-speed Internet access, as well as dial-up Internet access, to businesses in India.

     . Private network services. Infoway offers a wide variety of private network services for both small and large corporate customers.

     . Business-to-business commerce applications. Infoway delivers complete data transfer and business-to-business electronic commerce applications to its corporate customers through its relationships with key vendors of Internet-related hardware, software and services.

     . Web-based services. Infoway provides comprehensive website design, development, implementation and hosting services.

     . Data Center. Infoway's 20,000 square foot data center in Mumbai (Bombay) has been designed to act as a reliable, secure and scalable facility to host mission-critical applications with the capacity to host 4,000 servers.

     Recent initiatives in Infoway's corporate network and technology services business include:

     . International Gateways. Infoway has launched private international gateways to the Internet in partnership with Singapore
          Telecommunications Ltd., Loral Cyberstar and New Skies in five strategic cities in India. These private international gateways enable Internet users to access globally available data faster and provide enhanced service to customers.

     . Northern California Branch. In connection with Infoway's acquisition of Indiaplaza.com, Infoway recently determined to open a branch in San Jose, California to focus on corporate network and e-consulting services opportunities in the United States.

     . SafeScrypt Limited. In partnership with Verisign, a leading provider of Internet trust services, Infoway has formed a wholly-owned subsidiary, SafeScrypt Limited, to provide managed digital certificate-based authentication services in India.

     Infoway's corporate network/data and e-consulting services division accounted for approximately 87.1%, 42.5% and 64.6% of Infoway's revenues in fiscal 1999, 2000 and 2001, respectively. The decrease in corporate network and e-consulting services division revenues as a percentage of total revenues from fiscal 1999 to fiscal 2000 was due to

Infoway's introduction of consumer Internet access services in November 1998. The increase in corporate network and e-consulting services division revenues as a percentage of total revenues from fiscal 2000 to fiscal 2001 was due to the growth of Infoway's corporate customer base combined with increased competition and pricing pressures in the consumer Internet access services division. Recent trends cause us to believe that corporate services will continue to be the largest part of Infoway's business for the immediate future.

     Consumer Internet access services. Infoway offers dial-up Internet access, e-mail and web page hosting to consumers in India through convenient online registration and user-friendly software. In November 1998 after deregulation of the Internet service provider market in India, Infoway launched its Internet service provider business and became the first private Internet service provider in India. As of March 31, 2001, Infoway had 460,000 consumer Internet subscribers.

     In addition, Infoway offers public Internet access to consumers through cybercafes, which it refers to as "iways." Because the personal computer penetration rate in India is relatively low, iways are designed to provide public Internet access to the significant portion of the Indian population that does not own a personal computer. As of March 31, 2001, Infoway operated 301 iways in six cities. Infoway is the second largest national provider, and the largest private provider, of Internet access and Internet services to consumers and businesses in India, based on the number of subscribers as of March 31, 2001. Currently, the largest national Internet service provider in India is VSNL, which is majority-owned by the Indian government.

     Infoway's consumer Internet access services division accounted for approximately 12.9%, 52.5% and 26.3% of its revenues in fiscal 1999, 2000 and 2001, respectively. The increase in consumer Internet access services division revenues as a percentage of total revenues from fiscal 1999 to fiscal 2000 was due to the introduction of Infoway's consumer Internet access services in November 1998. The decrease in consumer Internet access services division revenues as a percentage of total revenues from fiscal 2000 to fiscal 2001 was due to the growth of Infoway's corporate customer base combined with increased competition and pricing pressures in the consumer Internet access services division.

     Online portal and content offerings. Infoway operates an online portal, www.sify.com, that functions as a principal entry point and gateway for accessing the Internet by providing useful web-related services and links. Infoway also offers related content sites specifically tailored to Indian interests worldwide in six local Indian languages. Sify.com generated 180 million page views in March 2001.

     . IndiaWorld Communications. Infoway completed the acquisition of IndiaWorld in June 2000. Prior to its acquisition by Infoway, IndiaWorld Communications was a leading provider of Internet content and services in India.

     . Online Trading in Securities. Infoway formed a joint venture with Refco Group Ltd. to meet the growing demand among Internet subscribers for online investing services in India. The joint venture will offer online equity and futures trading for retail customers once online trading is implemented by the stock exchanges in India, as well as execution and clearing services for financial institutions. Infoway has a 40% ownership interest in the joint venture.

     . Online Travel Services. Infoway entered into a tie-up with AFL Indtravels, the Indian affiliate of Carlson Wagonlit Inc., to offer online air travel, hotel and car hire services on sify.com.

     . America Online - AOL Instant Messenger. Infoway has a multi-year agreement with AmericaOnline to distribute a co-branded version of the AOL Instant Messenger service to Infoway's customers.

     . CricInfo Limited Investment. In July 2000, Infoway acquired a 25% stake in CricInfo Limited. CricInfo Limited operates www.cricinfo.com, which is one of the most popular cricket sites in the world. Infoway receives a portion of the revenues generated from advertising and electronic commerce business generated by www.cricinfo.com's India site.

     . Indiaplaza.com Acquisition. In July 2000, Infoway entered into an agreement to acquire all of the outstanding capital stock of IndiaPlaza.com, Inc., a private company incorporated in California. Infoway completed this acquisition in December 2000. Indiaplaza.com operates an online shopping mall catering to Indian interests.

     Prior to fiscal 2000, this division did not constitute a material portion of Infoway's total revenues. In fiscal 2000 and 2001, Infoway's online portal and content offerings division accounted for approximately 5.0% and 8.1%, respectively, of Infoway's total revenues.

Strategic Alliances

     Infoway maintains a number of strategic relationships with key vendors of Internet-related hardware, software and services. Some of these relationships are exclusive to Infoway in India, subject in some cases to minimum sales thresholds. These relationships result in two significant benefits. First, they provide Infoway with the ability to offer valuable products and services to Infoway's customers in India. In addition, these relationships help Infoway market its services by providing it with access to its partners' customer bases. Infoway's network and related services are focused on meeting the needs of corporate customers, particularly in manufacturing and service organizations, which have a need to coordinate their activities with satellite operations such as dealers, distributors, agents and suppliers. Broadvision, Open Market, Sterling Commerce and UUNet Technologies are among Infoway's strategic partners.

Technology and Network Infrastructure

     Infoway currently operates India's largest national Internet protocol private data network with 51 points of presence serving more than 220 cities across India, representing an estimated 90% of the installed personal computer base in India. A point of presence is commonly defined as the ability to access online services in a market through a local telephone call or local leased lines. Infoway owns and operates its network facilities and customer service operations which gives it greater control over the utilization and quality of its network. Infoway has designed and built its network using advanced technologies and equipment which allows it to continue to expand the geographic range of its network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to its customers.

Competition

     Infoway faces competition in each of its markets and we expect that this competition will intensify as the market in India for corporate network services and technology products, Internet service provider services and online content develops and expands. Infoway competes on the basis of service, reliability and customer support. Price and ease of use are also competitive factors.

     Corporate network/data and e-consulting services. Infoway's competitors for many private network services include government services, companies that have built and operate their own private data networks, satellite communications agencies, such as Bharti BT, Comsat, HCL Comnet and Hughes, and terrestrial network providers, such as Global Electronic Commerce Services, Sprint RPG (a joint venture between Sprint and RPG Group) and WiproNet Ltd.

     Consumer Internet Access Services. Infoway's principal competitor is VSNL, the government-controlled telecom provider. VSNL currently has significantly more subscribers than Infoway does because private companies, such as Infoway, were not permitted to enter the Internet service provider market until November 1998. As of December 15, 2000, approximately 437 companies had obtained Internet service provider licenses in India. We expect other competitors to emerge in the future and for prices to continue to fall as more competitors enter the market.

     Since May 2000, Infoway has offered unlimited Internet access to consumers for a fixed price. A number of Infoway's competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, at least one of Infoway's competitors offers free Internet service. Infoway expects the market for consumer Internet access to become increasingly price competitive as late market entrants attempt to acquire customers.

     Recently, VSNL has continued to aggressively reduce consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as Infoway. We believe that these practices constitute an improper cross-subsidy funded by VSNL's present monopoly in long distance telephone service. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Infoway. Unless there is a change in government policy or favorable resolution of this dispute, or until Infoway is able to reduce its bandwidth costs through other means, it will continue to face difficult market conditions in the consumer access business.

     In addition, Infoway could face competition from companies that develop new and innovative techniques to access the Internet. Although growing rapidly, International Data Corporation estimates that India had an installed base of only approximately 4.2 million personal computers in 2000. Technology permitting a connection to the Internet through alternative, less capital intensive means is likely to be attractive to Indian consumers. A number of companies are planning alternative Internet access devices, such as set-top boxes for televisions, to create demand for Internet services in excess of that which could be supported by the installed base of personal computers. The provider who develops this technology is likely to have a significant advantage in the marketplace.

     Online Portal. There are several other companies in India that have developed websites, including rediff.com which completed its initial public offering in the United States in June 2000 and others, that are designed to act as Internet portals. These sites currently have greater traffic than Infoway's site and offer some features that Infoway does not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Excite@Home, Infoseek, Lycos, Microsoft Network and Yahoo!. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. Infoway expects that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

     To be competitive, Infoway must respond promptly and effectively to the challenges of technological change, evolving standards and Infoway's competitors' innovations by continuing to enhance its products and services, as well as its sales and marketing channels. Increased competition could result in loss of market share, reduced prices or reduced margins, any of which could adversely affect Infoway's business. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services.

Government Regulation

     Infoway is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the Department of Telecommunications, or DOT, pursuant to the provisions of the Indian Telegraph Act of 1885, or Telegraph Act, the India Wireless Telegraphy Act, 1933, or Wireless Act, and the terms of the Internet service provider license agreement Infoway entered into with the DOT under which Infoway operates. Pursuant to the Telegraph Act, the provision of any telecommunications services in India requires a license from the Government of India, obtained through the DOT. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector and the Wireless Act regulates the possession of wireless telegraphy equipment, much of the supervision and regulation of Infoway is implemented more informally through the general administrative powers of the DOT, including those reserved to the DOT and other governmental agencies under Infoway's license.

     In March 1997, the Government of India established the TRAI, an independent regulatory authority, under the provisions of the Telecom Regulatory Authority of India Act. The TRAI also has the authority to, from time to time, set the rates at which domestic and international telecommunications services are provided in India. The TRAI does not have authority to grant licenses to service providers or renew licenses, functions which remain with the DOT. Failure to follow TRAI directives may lead to the imposition of fines. Decisions of the TRAI may be appealed to the Telecom Disputes Settlement and Appellate Tribunal.

     Infoway entered into a license agreement with the Department of Telecommunications, or DOT, under which it was granted a license to provide national Internet services on a non-exclusive basis. The term of its license is 15 years, and it can be revoked by the DOT if Infoway breaches the terms and conditions of the license. The DOT retains the right to take over Infoway's network and to modify, revoke, terminate or suspend the terms and conditions of the license at any time if, in its opinion, it is necessary or expedient to do so in the interest of general public, or for the proper operation of the telecommunications sector or for security considerations. The DOT also retains the right to review the terms of Infoway's license based on changes in national telecommunications policy. Infoway is not allowed to assign or transfer its rights under the license without the prior written consent of the DOT.

     Until recently, Government of India policies limited the total foreign equity in an Internet service provider to 49%. Infoway's license currently provides that the total foreign equity in Infoway may not, at any time, exceed 49% of Infoway's total equity. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies, such as Infoway, from 49% to 74%. The administrative process to implement this policy has commenced, and we expect that Infoway will apply to the DOT to amend its license to increase the total foreign equity restriction contained therein from 49% to 74%.

     Infoway may be required to import into India computer hardware and Internet related software purchased from foreign manufacturers for business purposes. These imports will be subject to the Export and Import Policy as declared by the Ministry of Commerce. At the time of import, Infoway will be required to pay a customs duty pursuant to the Customs Tariff Act, 1975.

Facilities

     Infoway's approximately 100,000 square foot corporate headquarters is located in Chennai (Madras), India. Infoway maintains a network operations center located in Chennai and a 20,000 square foot data center in Mumbai (Bombay). Infoway's Chennai facility houses its central network servers as well as its network staff which monitors network traffic, service quality and equipment at all its points of presence to ensure a reliable Internet service. Most of

Infoway's points of presence are staffed 24-hours-a-day, seven-days-a-week. Infoway has backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, Infoway may add additional facilities to supplement or add redundancy to its current network monitoring capability.

Our Other Business Segments--Software Products

     Through our wholly owned subsidiary in the United States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. VisionCompass software allows executives to set, analyze and proactively manage strategic business objectives on an ongoing basis. The software is designed to provide management with a meaningful view of data, recommend courses of action to achieve specified strategic objectives and monitor progress towards achieving those objectives. Using VisionCompass, performance indicators are set, tracked and measured for both processes and people. VisionCompass tracks specific elements such as staff utilization, billable hours, recruitment status, pricing and project and service issues. The system also generates reports alerting management when performance slips and enables company personnel to collaborate across all levels to implement a solution.

     The software supports a variety of management methodologies, which define operational processes and other approaches to keep companies aligned towards achieving their objectives. VisionCompass also interfaces with enterprise system software such as enterprise resource planning, customer relationship management, human resource information system and sales force automation, to assess and collate data to generate meaningful, cross-organizational business intelligence.

     After an initial version of VisionCompass was released in March 2000, VCI focused on the development of a web-based version of VisionCompass and enhancement of the product through the addition of new features. The new version, VisionCompass 2.35, was released in December 2000 and can be used across corporate Intranets and Extranets and the public Internet.

     VCI's sales and marketing strategy will target Fortune 1000 companies in the manufacturing, professional services and telecommunications markets, utilizing both a direct sales force and select channel partners. VisionCompass also plans to advertise in business publications and trade journals, as well as participate in IT trade shows. In April 2001, we decided to restructure VCI by reducing product development and general administrative expenses. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     VCI competes with vendors who primarily provide organizational performance software, such as Business Objects S.A., Hyperion Solutions Corp. and Hummingbird Ltd, who have more resources and are more established than VCI. VCI believes that it competes based on features such as collaboration and communication with performance analysis and business intelligence functionality.

Research and Development

     Our research and development efforts are focused on development services required by our existing customers or as needed to attract new customers. As of March 31, 2001, we employed 38 associates dedicated to our research and development activities. In addition, our management and other operational personnel are also involved in research and development activities. We have applied for one patent in the United States related to VisionCompass. We expect to continue to invest some of our resources in research and development. We estimate that we have spent approximately $1.6 million in fiscal 1999, $5.7 million in fiscal 2000 and $3.1 million in fiscal 2001 on company-sponsored research and development activities.

Intellectual Property

     Ownership of software and associated deliverables created for customers is generally retained by or assigned to the customer, and we do not usually retain an interest in such software or deliverables. We also develop software products and software tools which are licensed to customers and remain our property. We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our proprietary rights in technology. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our proprietary information. The source code for our proprietary software is generally protected as trade secrets and as unpublished copyright works. We have applied for the registration of "Satyam" as a trademark in India and the registration of "VisionCompass" as trademarks in the United States and India. We generally apply for trademarks and service marks to identify our various service and product offerings.

     Although we believe that our services and products do not infringe the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and there is no assurance that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. We cannot assure you that we will be able to protect such licenses from infringement or misuse, or prevent infringement claims against us in connection with our licensing efforts. We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management's attention from our operations. Any infringement claim or litigation against us could, therefore, result in substantial costs and diversion of resources.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see "Item 3.-Risk Factors."

Overview

     We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during our fiscal year ended March 31, 2001. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. We also have two main subsidiaries, Infoway, which provides Internet services in India, and VCI, which has developed and markets our software product, VisionCompass. Our total revenues increased by 68.2% to $164.5 million in fiscal 2000 from $97.8 million in fiscal 1999 and by 87.4% to $308.2 million in fiscal 2001 from $164.5 million in fiscal 2000.

     Our reportable operating segments consist of the following three businesses:

     . IT services. In our IT services business, we provide our customers the ability to meet all of their IT needs from one service provider. Our understanding of both existing computer systems and new Internet technologies allows us to assist our customers in the management and maintenance of existing systems and the development and integration of new technologies. Our eBusiness services include designing, developing, integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. We also assist our customers in making their existing computing systems accessible over the Internet. We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on the customers' premises.

     . Internet services. Through our subsidiary, Infoway, we offer consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services, while our corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business eCommerce and website development and hosting services. We also operate an on-line portal, sify.com (formerly satyamonline.com), and 33 related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles. As of July 26, 2001, we owned 52.5% of the equity shares of Infoway. Infoway's ADSs trade on the Nasdaq National Market under the symbol "SIFY".

     . Software products. Through our wholly owned subsidiary in the United States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. VCI's sales and marketing strategy will target Fortune 1000 companies in the manufacturing, professional services and telecommunications markets, utilizing both a direct sales force and select channel partners. Excluding inter-segment revenues, VCI has not generated any revenues to date.

Revenues

     Our IT services revenues (excluding inter-segment revenues, which are revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa) represented 90.8% and 88.0% of our total revenues in fiscal 2000 and fiscal 2001, respectively. These revenues increased by 56.2% to $149.3 million in fiscal 2000 from $95.6 million in fiscal 1999 and by 81.8% to $271.4 million in fiscal 2001 from $149.3 million in fiscal 2000. Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price basis. Revenues from IT services provided on a time-and-materials basis are recognized in the month that services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting when the work executed can be reasonably estimated and under the completed contract method of accounting when the work to complete cannot be reasonably estimated. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known. Although from time to time we have revised our project completion estimates, to date such revisions have not materially affected our reported revenues. Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis represented 72.9% and 77.5% of our IT services revenues in fiscal 2000 and fiscal 2001, respectively. Revenues from IT services (excluding inter-segment revenues) provided on a fixed-price basis represented 27.1% and 22.5% of our IT services revenues in fiscal 2000 and fiscal 2001, respectively.

     The following table represents our IT services revenues (excluding inter-segment revenues) by type of IT service offering for the periods indicated:

        Type of IT service offering              Fiscal 1999          Fiscal 2000             Fiscal 2001
        ---------------------------              -----------          -----------             -----------
                                                             (in millions, except percentages)
Software development ......................   $  37.6    39.4%    $   79.7       53.4%    $  174.1       64.2%
System maintenance ........................      51.9    54.3         41.4       27.7         55.0       20.2
Packaged software integration .............       3.1     3.3         14.8        9.9         22.5        8.3
Engineering design services ...............       3.0     3.1         13.4        9.0         19.8        7.3
                                              --------  ------    ---------    -------    ---------     ------
     Total ................................   $  95.6   100.0%    $  149.3      100.0%    $  271.4      100.0%
                                              ========  ======    =========    =======    =========    =======

     We provide our IT services through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on our customers' premises. Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers' premises which is related to offshore work. Offshore IT services revenues do not include revenues from offsite centers or onsite work which is not related to any offshore work. We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customer's premises or at our offsite centers as compared to work performed at our offshore centers in India. Services performed at our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India. Offshore IT services revenues (excluding inter-segment revenues) represented 67.4% and 60.5% of our IT services revenues in fiscal 2000 and fiscal 2001, respectively. Offsite and onsite IT services revenues (excluding inter-segment revenues) represented 32.6% and 39.5% of our IT services revenues in fiscal 2000 and fiscal 2001, respectively.

     IT services revenues and gross profits are affected by the rate at which associates are utilized. We calculate utilization rates monthly, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he works 157 hours per month. Utilization rates for IT services were 77.5% and 73.0% in fiscal 2000 and fiscal 2001, respectively. These utilization rates do not include training time for our associates.

     Revenues from Internet services are generated principally from corporate network and technology services, web-site design and development, sale of Internet access and banner advertisements and sponsorship contracts. Infoway's consumer Internet access revenues are derived primarily from prepaid dial-up subscriptions and corporate private network access revenues from one-year arrangements that provide for an initial installation fee and recurring service fees. Revenue from Internet services are recognized upon actual usage of such services by customers and is based on either the time for which the network is used or the volume of data transferred or both. Our Internet services revenues (excluding inter-segment revenues) represented 9.2% and 12.0% of our total revenues in fiscal 2000 and fiscal 2001, respectively. These revenues increased by 584.0% to $15.2 million in fiscal 2000 from $2.2 million in fiscal 1999 and by 142.4% to $36.8 million in fiscal 2001 from $15.2 million in fiscal 2000.

     Revenues from software products will be recognized when persuasive evidence of an arrangement exists, the fee is fixed and determinable and collection of resulting receivable is probable, and the arrangement does not require significant customization of the software.

Expenses

     Cost of revenues for IT services consists primarily of salary and other compensation and benefits, deferred stock compensation expense, depreciation, data communications expenses, Rents, computer maintenance, cost of software for internal use, expenses to open new onsite, offsite and offshore centers and foreign travel expenses. Cost of revenues for Internet services consists primarily of recurring telecommunication costs necessary to provide Internet access to consumer and corporate network subscribers, personnel and operating expenses associated with customer support and network operations and third party software and hardware purchased for resale to corporate customers.

     Selling, general and administrative expenses consist primarily of salary and other compensation and benefits, deferred stock compensation expense, depreciation, sales and marketing expenses, telecommunications expenses, rent, repairs and maintenance, travelling expenses, power and fuel, professional charges, training and development and administrative expenses. Costs associated with the development of software products are classified under selling, general and administrative expenses and primarily consist of research and development expenditures and compensation and benefit expenses. We expect sales and marketing expenses to increase on a relative basis as we introduce our products commercially.

     Amortization expenses primarily relate to goodwill arising from the acquisitions of IndiaWorld and IndiaPlaza.com by Infoway and our acquisition of the minority interest in Satyam Enterprise Solutions Limited, or SES.

Merger of Our Subsidiaries

     To integrate all of our IT services into one entity, in April 1999 we agreed to merge our 81.0% owned subsidiary, SES, and our 100.0% owned subsidiaries, Satyam Renaissance Consulting Limited, or SRC, and Satyam Spark Solutions Limited, or Spark, into Satyam Computer Services. Before the merger, SES provided systems integration services and enterprise resource planning package implementation services, SRC provided management consulting services, with a focus on use of IT systems and Spark developed and marketed proprietary software products. We consummated the merger in September 1999. We engaged an independent appraiser to value the equity shares of SES on a stand alone basis. Based upon the valuation of SES by the appraiser, we used an exchange ratio of 10 shares of Satyam Computer Services (adjusted for the September 1, 1999 two-for-one stock split and the August 25, 2000 five-for-one stock split) for one share of SES to issue 8,000,000 of our equity shares to Mr. Srinivasa Raju, one of our directors, in exchange for the 19.0% of the equity shares of SES he owned. The excess of the increase in total capital over the underlying net equity of SES has been recognized as goodwill. The goodwill amounted to $23.6 million, which is being amortized over a period of five years resulting in annual amortization charges of $4.7 million. The results of these three subsidiaries have been consolidated in our U.S. GAAP financial statements for fiscal 1999. The elimination of minority interest and recording of goodwill were effective as of September 20, 1999, resulting in an amortization of goodwill expense of $2.4 million in fiscal 2000 and $4.5 million in fiscal 2001.

Consolidation of Subsidiaries

     As of March 31, 2001, we had invested $6.7 million representing equity and other advances in Infoway, $22.7 million in VCI and $7.9 million in four of our other subsidiaries. Since their inception in December 1995 and January 1999, respectively, our subsidiaries Infoway and VCI have incurred significant operating losses and negative cash flows. As of March 31, 2001, the cumulative net losses incurred were $71.0 million by Infoway, $24.9 million by VCI and $5.2 million by our other subsidiaries.

     The results of Infoway and VCI are reflected in our financial statements under U.S. GAAP whereas the unconsolidated audited financial statements prepared under Indian GAAP for Satyam Computer Services do not reflect the results of our subsidiaries. Infoway's and VCI's combined losses reduced our consolidated net income (loss) U.S. GAAP by $42.6 million in fiscal 2001, $16.7 million in fiscal 2000 and $6.2 million in fiscal 1999.

     In November 1999, Infoway purchased 24.5% of the outstanding shares of IndiaWorld for a cash purchase price of $28.3 million, and made an $11.8 million non-refundable deposit towards an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld for a purchase price of $85.0 million. Infoway exercised the option to acquire the remaining outstanding shares of IndiaWorld in June 2000 by paying $48.7 million in cash and the balance in 268,500 equity shares of Infoway valued at $24.6 million. For U.S. GAAP reporting purposes, the financial statements of IndiaWorld have been consolidated with Infoway's financial statements from and after December 1, 1999. The acquisition has been accounted for as a purchase, and Infoway is amortizing the goodwill on a straight-line basis over a period of five years. Most of the purchase price represented goodwill. The total goodwill from this acquisition amounted to $112.8 million, of which $2.7 million and $5.8 million has been amortized and charged to earnings in fiscal 2000 and fiscal 2001, respectively.

Equity in Earnings (Losses) of Associated Companies

     Associated companies are accounted for using the equity method. In July 2000, Infoway acquired a 25% stake in CricInfo Limited for a consideration of $37.5 million worth of Infoway's ADSs. The total goodwill from this acquisition amounted to $37.4 million, of which $4.3 million has been amortized and charged to equity in earnings (losses) of associated companies net of taxes in fiscal 2001.

Deferred Stock Compensation Expense

     In May 1998, Satyam Computer Services established its ASOP. Aspects of the ASOP differ significantly from typical U.S. stock option plans. We subsequently established the Trust to administer the ASOP, and issued to the Trust warrants to purchase 13,000,000 equity shares. To give our associates the benefit of our stock split in September 1999, the Trust exercised its warrants to acquire our shares before the split using the proceeds from bank loans. The Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for issuance by the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate's length of service and performance. Upon vesting, employees have 30 days in which to exercise their warrants.

     Each warrant issued by the Trust currently entitles the associate holding the warrant to purchase 10 equity shares of our company at a price of Rs.450 ($10.31), plus an interest component associated with the loan the Trust assumed, for the conversion of the warrants it held. The interest component is computed based on a fixed vesting period and a fixed interest rate. This exercise price has been substantially below the market price of our shares at the time the warrants have been granted by the Trust. Neither we nor the Trust may increase the exercise price of the warrants. We account for the ASOP as a fixed plan in accordance with Accounting Principles Board Opinion No. 25.

     Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be treated as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in fiscal 1999, 2000 and 2001, we recognized deferred stock compensation of $14.5 million, $23.3 million and $38.0 million, and $3.3 million, $16.5 million and $44.2 million was amortized and charged to earnings, respectively. As of March 31, 2001, warrants to purchase 11,284,070 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 1,829,930 equity shares have been exercised. As of March 31, 2001, the Trust held warrants to purchase 1,715,930 equity shares which had not yet been granted to associates pursuant to the ASOP but are expected to be granted in the future. We expect to recognize amortization of deferred stock compensation expense in respect of our ASOP in the approximate amounts of $11.6 million in fiscal 2002 and $2.8 million in fiscal 2003 based on the price of our equity shares on March 31, 2001 and in connection with both granted and ungranted warrants on such date. Depending on the market value of our equity shares on the dates future grants are made, amortization of deferred stock compensation expense with respect to ungranted warrants may cause the expected amounts to change.

     In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan B, or ASOP B for the grant of 13.0 mn. Equity shares. In June, 2001 the Shareholders at our Annual General Meeting approved for the grant of further 15.7 mn equity shares. The ASOP B is substantially similar to the ASOP and will be administered by a committee of our board of directors. As of March 31, 2001, options to purchase 5,759,209 equity shares have been granted to associates under this plan. We expect to recognize amortization of deferred stock compensation expense in respect of these granted options in the approximate amounts of $87,000 in fiscal 2002 and $71,000 in fiscal 2003. We expect that the exercise prices of options granted in the future under the ASOP B will generally not be less than the fair market value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants. We also account for the ASOP B as a fixed option plan.

     In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan ADR, or ASOP ADR, pursuant to which we expect to periodically issue grants to eligible associates to purchase ADRs. As of the date of this document, 1,162,100 options for ADRs have been granted to associates under the ASOP ADR. We account for the ASOP ADR as a fixed option plan. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value of the underlying ADRs and therefore we do not expect to incur compensation expense with respect to those future grants.

     In fiscal 1999, Infoway established the IASOP. The IASOP is substantially similar to the ASOP and is administered by an employee welfare trust called the Infoway Trust. Infoway issued to the Infoway Trust warrants to purchase 825,000 equity shares of Rs.1 each in Infoway. In turn, the Infoway Trust from time to time grants to eligible associates warrants to purchase equity shares held by or reserved for issuance by the Infoway Trust. An associate must pay consideration of Rs.1 per warrant to the Infoway Trust and each warrant entitles the associate-holder to purchase one equity share of Infoway at an exercise price decided by the board of directors. The board of directors has determined that in no event will the exercise price for warrants granted in the future be less than 90.0% of the market price of the shares on the Nasdaq National Market as of the grant date. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three year period from the date the warrants were issued to the associate. The exercise period for these warrants is 30 days from the vesting period. The warrants allotted and the underlying shares are not subject to any repurchase obligations by Infoway. We account for the IASOP as a fixed option plan.

     Under U.S. GAAP, in fiscal 2000 and fiscal 2001, Infoway recognized deferred stock compensation of $3.2 million and $2.2 million, of which $0.5 million and $1.9 million was amortized and charged to earnings, respectively. In fiscal 1999, Infoway recognized insignificant amounts of deferred stock compensation expense. As of March 31, 2001, warrants to purchase 565,220 equity shares of Infoway have been granted to associates pursuant to its IASOP, and 200 warrants have been exercised. As of March 31, 2001, the Infoway Trust held warrants to purchase 259,780 equity shares of Infoway which had not yet been granted by the Infoway Trust to associates pursuant to its IASOP but are expected to be granted in the future. We expect that the exercise price of warrants granted in the future will not be less than 90.0% of the fair market value of the underlying shares and therefore we do not expect to incur significant compensation expense with respect to those future grants. We expect to recognize amortization of deferred stock compensation expense in connection with Infoway's IASOP in the approximate amounts of $1.5 million in fiscal 2002 and $0.7 million in fiscal 2003 based on the price of Infoway's ADSs on March 31, 2001 and in connection with both granted and ungranted warrants. Depending on the market value of Infoway's ADSs on the dates future grants are made, amortization of deferred stock compensation expense with respect to ungranted warrants may cause the expected amounts to change.

     In April 2000, VCI established the VCI 2000 Stock Option Plan or VCI Plan. As of March 31, 2001, options to purchase 919,400 shares in VCI have been granted to associates pursuant to the VCI Plan, and no options have been exercised. As of March 31, 2001, 24,080,600 shares in VCI are reserved for issuance upon the exercise of options which had not been granted pursuant to the VCI Plan but are expected to be granted in the future. We account for the VCI Plan as a fixed option plan. The exercise prices of the prior options grants have been at fair value of the underlying shares. We expect that the exercise prices of options granted in the future under the plan will be equal to the fair value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants.

     The Trust recognized interest expense of $1.1 million in fiscal 2000 and $1.8 million in fiscal 2001. The figure is reflected in our U.S. GAAP consolidated financial statements whereas the audited financial statements of Satyam Computer Services prepared under Indian GAAP do not reflect this figure.

Joint Venture with TRW Inc.

     In September 2000, we entered into an agreement with TRW Inc. to form a non-exclusive joint venture to provide TRW and other global companies with software development, system maintenance and engineering design services. We own a 76.0% interest in the joint venture and TRW owns a 24.0% interest. We manage this joint venture, which is largely focused on the automotive sector worldwide. TRW generated revenues of $3.9 million for the joint venture in fiscal 2001.

     After December 31, 2003, TRW has the option to require us to purchase its 24.0% interest. Under the joint venture agreement, TRW is not legally obligated to provide any business to the joint venture. However, the buyout price of TRW's interest in the joint venture depends on the aggregate amount of revenue which TRW will provide to the joint venture through December 31, 2005. TRW has initially targeted to outsource to the joint venture at least $200 million of revenues from information systems and engineering work by December 31, 2005. TRW may adjust this initial target revenue amount before December 31, 2001, but the adjusted target revenue amount cannot be less than $100 million. If the amount of revenues outsourced by TRW to the joint venture by December 31, 2003 does not meet specified minimum levels, we have the right to buy out TRW's 24.0% interest in the joint venture for no or nominal consideration. If TRW exercises its option to sell the shares to us after December 31, 2003, the purchase price of TRW's 24.0% stake will be determined by the higher of an independent valuation of the 24.0% interest and a formula based on the amount of revenues provided to the joint venture by TRW but in any event no more than 2.0% of our total market capitalization on December 31, 2003. We may, at our discretion, use either cash or our equity securities valued at the then prevailing market price as consideration for TRW's stake. If TRW divests its stake after December 31, 2003, the terms of the joint venture's supply agreement with TRW will continue until December 31, 2007 if the joint venture remains able to perform the supply agreement. Under these circumstances, TRW is required to use its best attempts to provide the same levels of business to the joint venture from January 1, 2006 through December 31, 2007 as it had provided to the joint venture during the preceding two years. If we undergo a change in control or bankruptcy, TRW may terminate the joint venture agreement on or before December 31, 2003 and require us to purchase its shares in the joint venture and all of our securities issued to TRW or its affiliates in connection with the joint venture agreement at a price equal to $1.0 million plus the total consideration TRW has invested in the shares of the joint venture (but excluding the initial amount paid for its 24.0% interest) and our securities, net of any amount received by TRW for any sale of such shares or securities.

     As part of the joint venture arrangement with TRW, on August 22, 2000, we issued to ESL Inc., an affiliate of TRW, 63,896 warrants (each warrant exercisable to purchase five equity shares) for an upfront payment of Rs.22.9 million (approximately $0.5 million). These warrants are convertible into 319,480 of our equity shares for Rs.644.40 ($14.1) per share, totaling approximately $4.5 million, during an exercise period from January 22, 2002 to February 21, 2002. The upfront payment made by ESL Inc. for these warrants, plus the aggregate exercise price for the 319,480 equity shares underlying these warrants, will equal approximately $5.0 million. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounts to approximately $1.2 million. This amount will be amortized ratably over the period of five years and three months, starting from the date of signing of the joint venture agreement, which was September 26, 2000, until December 31, 2005. The amortization will be classified as a reduction of the revenue recognized under the agreement. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization will be recorded as an expense.

     The exercise price and the fair market value of the warrants issued to ESL Inc. were not determined based on the revenue TRW has targeted to provide to the joint venture. The exercise price of the warrants was determined based on the average closing prices of the underlying shares on the Indian stock exchanges in accordance with the Securities and Exchange Board of India guidelines. The fair value of the warrants at the date of grant was determined by reference to the prevailing market price of our equity shares on the Indian exchanges, using the Black Scholes model with an assumed volatility of 90% and a risk free interest rate of 10.672%.

Principles of Currency Translation

     In fiscal 2000 and fiscal 2001, 85.4% and 82.0%, respectively, of our total revenues were generated in U.S. dollars. A majority of our expenses were incurred in Indian rupees and the balance was incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, the Japanese yen, U.S. dollars, Sterling pounds and Singapore dollars are the functional currency of our foreign subsidiaries located in Japan, the U.S., the U.K. and Singapore, respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders' equity.

     We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be affected to the extent the rupee appreciates against the U.S. dollar.

Results of Operations

     The following table sets forth selected operating data as value and as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

                                                                                        Fiscal 2001
                                                               ------------------------------------------------------------
                                                                 IT          Internet      Software    Consoli-
                                                               services      services      products    dation        Total
                                                               --------      --------      --------    --------      -----
Statement of Operations Data:
Revenues - external customers...............................   $271,367      $ 36,840            --         --     $308,207
Inter-segment revenue.......................................      3,547         2,148          $213   $ (5,908)          --
                                                               --------      --------      --------   --------     --------
      Total revenues........................................    274,914        38,988           213     (5,908)     308,207
Cost of revenues(1).........................................    181,326        27,892           142     (1,239)     208,121
                                                               --------      --------      --------   --------     --------
Gross profit................................................     93,588        11,096            71     (4,669)     100,086
Operating expenses:
   Selling, general and administrative expenses(2)..........     64,858        47,862        13,949     (4,669)     122,000
   Amortization of goodwill.................................      4,500        20,228            --         --       24,728
                                                               --------      --------      --------   --------     --------
      Total operating expenses..............................     69,358        68,090        13,949     (4,669)     146,728
                                                               --------      --------      --------   --------     --------
Operating income (loss).....................................     24,230       (56,994)      (13,878)        --      (46,642)
Interest income.............................................        263         5,469            --         --        5,732
Interest expense............................................     (9,366)         (266)           --         --       (9,632)
Other income................................................      3,115         3,686             5         --        6,806
Other expenses..............................................       (330)          (14)           --         --         (344)
                                                               --------      --------      --------   --------     --------
Income (loss) before income taxes, minority interest
 and equity in earnings (losses) of associated companies,
 net of taxes...............................................     17,912       (48,119)      (13,873)        --      (44,080)
Income taxes................................................     (4,102)          (35)           --         --       (4,137)
Minority interest...........................................         65        25,707            --         --       25,772
Equity in earnings (losses) of associated companies.........        890        (6,357)           --         --       (5,467)
                                                               --------      --------      --------   --------     --------
Net income (loss)...........................................   $ 14,765      $(28,804)     $(13,873)        --     $(27,912)
                                                               ========      ========      ========   ========     ========
Depreciation................................................     19,874         9,340           424         --       29,638
Deferred stock compensation.................................     44,219         1,899            --         --       46,118

                                                            Year ended March 31,
                          ------------------------------------------------------------------------------------------------
                                             1999                                             2000
                          ----------------------------------------------  ------------------------------------------------
                             IT     Internet  Software  Consoli-             IT     Internet  Software  Consoli-
                          services  services  products   dation   Total   services  services  products   dation    Total
                          --------  --------  --------  -------- -------  --------  --------  --------  --------  --------
                                                               (in thousands)
Statement of Operations
 Data:
Revenues-- external
 customers..............  $95,573    $2,222       --       --    $97,795  $149,257  $15,198        --       --    $164,455
Inter-segment revenue...      374       226       --     $(600)      --      5,768      208        --   $(5,976)       --
                          -------   -------   -------    -----   -------  --------  -------   --------  -------   --------
 Total revenues.........   95,947     2,448       --      (600)   97,795   155,025   15,406        --    (5,976)   164,455
Cost of revenues(/1/)...   48,646     1,513       --      (600)   49,559    89,387    6,935        --    (5,873)    90,449
                          -------   -------   -------    -----   -------  --------  -------   --------  -------   --------
Gross profit............   47,301       935       --       --     48,236    65,638    8,471        --      (103)    74,006
Operating expenses:
 Selling, general and
  administrative
  expenses(/2/).........   25,287     4,771     1,840      --     31,898    44,912   16,428     10,802   (2,550)    69,592
 Amortization of
  goodwill..............      130       --        --       --        130     2,370    2,673        --       --       5,043
                          -------   -------   -------    -----   -------  --------  -------   --------  -------   --------
 Total operating
  expenses..............   25,417     4,771     1,840      --     32,028    47,282   19,101     10,802   (2,550)    74,635
                          -------   -------   -------    -----   -------  --------  -------   --------  -------   --------
Operating income
 (loss).................   21,884    (3,836)   (1,840)     --     16,208    18,356  (10,630)   (10,802)   2,447       (629)
Interest income.........       43       --        --       --         43       182    2,443        --       --       2,625
Interest expense........   (6,246)     (659)      --       --     (6,905)  (10,548)    (742)       --       --     (11,290)
Other income............      967        23       --       --        990     3,838       80              (2,447)     1,471
Other expenses..........      (28)      --        --       --        (28)     (206)     --        (212)     --        (418)
                          -------   -------   -------    -----   -------  --------  -------   --------  -------   --------
Income (loss) before
 income taxes, minority
 interest and equity in
 earnings (losses) of
 associated companies,
 net of taxes...........   16,620    (4,472)   (1,840)     --     10,308    11,622   (8,849)   (11,014)             (8,241)
Income taxes............   (1,105)      --        --       --     (1,105)   (1,653)      34        --       --      (1,619)
Minority interest.......     (256)       85       --       --       (171)     (317)   3,102        --       --       2,785
Equity in earnings
 (losses) of associated
 companies..............      (18)      --        --       --        (18)      135      --         --       --         135
                          -------   -------   -------    -----   -------  --------  -------   --------  -------   --------
Net income (loss).......  $15,241   $(4,387)  $(1,840)     --     $9,014    $9,787  $(5,713)  $(11,014)     --     $(6,940)
                          =======   =======   =======    =====   =======  ========  =======   ========  =======   ========
Depreciation............  $10,231    $1,108        $2      --    $11,341   $17,246   $2,872        $52      --     $20,170
Deferred stock
 compensation...........    3,315         2       --       --      3,317    16,457      474        --       --      16,931

---------
(1) Inclusive of deferred stock compensation expenses of $3,135 for IT services and $2 for Internet services in fiscal 1999, $13,190 for IT services and $166 for Internet services, in fiscal 2000 and $30,862 for IT services and $474 for Internet services, in fiscal 2001.

(2) Inclusive of deferred stock compensation expenses of $180 for IT services in fiscal 1999, $3,267 for IT services and $308 for Internet services in fiscal 2000, and $13,357 for IT services and $1,425 for Internet services in fiscal 2001.

                                                                               Fiscal 2001
                                                              -------------------------------------------
                                                                 IT       Internet    Software
                                                              services    services    products      Total
                                                              --------    --------    --------      -----
Statement of Operations Data:
Revenues - external customers...............................      98.7%      94.5%        --        100.0%
Inter-segment revenue.......................................       1.3        5.5        100.0%      --
                                                               -------    -------      -------     ------
     Total revenues.........................................     100.0      100.0        100.0      100.0
Cost of revenues(1).........................................      66.0       71.5         66.7       67.5
                                                               -------    -------      -------     ------
Gross profit................................................      34.0       28.5         33.3       32.5
Operating expenses:
  Selling, general and administrative expenses(2)...........      23.6      122.8       6548.8       39.6
  Amortization of goodwill..................................       1.6       51.9         --          8.0
                                                               -------    -------      -------     ------
     Total operating expenses...............................      25.2      174.6       6548.8       47.6
                                                               -------    -------      -------     ------
Operating income (loss).....................................       8.8     (146.2)     (6515.5)     (15.1)
Interest income.............................................       0.1       14.0         --          1.9
Interest expense............................................      (3.4)      (0.7)        --         (3.1)
Other income................................................       1.1        9.5          2.3        2.2
Other expenses..............................................      (0.1)      --           --         (0.1)
                                                               -------    -------      -------     ------
Income (loss) before income taxes, minority interest and
equity in earnings (losses) of associated companies,
net of taxes................................................       6.5     (123.4)     (6513.1)     (14.3)
Income taxes................................................      (1.5)      (0.1)        --         (1.3)
Minority interest...........................................       --        65.9         --          8.4
                                                               -------    -------      -------     ------
Equity in earnings (losses) of associated companies.........       0.3      (16.3)        --         (1.8)
                                                               -------    -------      -------     ------
Net income (loss)...........................................       5.4%     (73.9)%    (6513.1)      (9.1)%
                                                               =======    =======      =======     ======
Depreciation................................................       7.2%      24.0%       199.1%       9.6%
Deferred stock compensation.................................      15.9%       4.6%        --         15.0%

                                                Year ended March 31,
                          --------------------------------------------------------------------
                                        1999                               2000
                          ---------------------------------  ---------------------------------
                             IT    Internet  Software           IT    Internet  Software
                          services services  products Total  services services  products Total
                          -------- --------  -------- -----  -------- --------  -------- -----
Statement of Operations
 Data:
Revenues -- external
 customers..............    99.6%     90.8%    --     100.0%   96.3%    98.6%     --     100.0%
Inter-segment revenue...     0.4       9.2     --       --      3.7      1.4      --       --
                           -----    ------     ---    -----   -----    -----      ---    -----
 Total revenues.........   100.0     100.0     --     100.0   100.0    100.0      --     100.0
Cost of revenues(/1/)...    50.7      61.8     --      50.7    57.7     45.0      --      55.0
                           -----    ------     ---    -----   -----    -----      ---    -----
Gross profit............    49.3      38.2     --      49.3    42.3     55.0      --      45.0
Operating expenses:
 Selling, general and
  administrative
  expenses(/2/).........    26.4     194.9     --      32.6    29.0    106.6      --      42.3
 Amortization of
  goodwill..............     0.1       --      --       0.1     1.5     17.4      --       3.1
                           -----    ------     ---    -----   -----    -----      ---    -----
 Total operating
  expenses..............    26.5     194.9     --      32.8    30.5    124.0      --      45.4
Operating income
 (loss).................    22.8    (156.7)    --      16.6    11.8    (69.0)     --      (0.4)
Interest income.........     --        --      --       --      0.1     15.9      --       1.6
Interest expense........    (6.5)    (26.9)            (7.1)   (6.8)    (4.8)     --      (6.9)
Other income............     1.0       0.9     --       1.0     2.5      0.5      --       0.9
Other expense...........     --        --      --       --     (0.1)     --       --      (0.3)
                           -----    ------     ---    -----   -----    -----      ---    -----
Income (loss) before
 income taxes, minority
 interest and equity in
 earnings (losses) of
 associated companies,
 net of taxes...........    17.3    (182.6)    --      10.5     7.5    (57.4)     --      (5.0)
Income taxes............    (1.2)      --      --      (1.1)   (1.1)     0.2      --      (1.0)
Minority interest.......    (0.3)      3.5     --      (0.2)   (0.2)    20.1      --       1.7
Equity in earnings
 (losses) of associated
 companies..............     --        --      --       --      0.1      --       --       0.1
                           -----    ------     ---    -----   -----    -----      ---    -----
Net income (loss).......    15.9%   (179.2)%   --       9.2%    6.3%   (37.1)%    --     (4.2)%
                           =====    ======     ===    =====   =====    =====      ===    =====
Depreciation............    10.7%     45.3%    --      11.6%   11.1%    18.6%     --      12.3%
Deferred stock
 compensation...........     3.5       0.1     --       3.4    10.6      3.1      --      10.3

(1) Inclusive of deferred stock compensation expenses of $3,135 for IT services and $2 for Internet services in fiscal 1999, $13,190 for IT services and $166 for Internet services, in fiscal 2000 and $30,862 for IT services and $474 for Internet services, in fiscal 2001.

(2) Inclusive of deferred stock compensation expenses of $180 for IT services in fiscal 1999, $3,267 for IT services and $308 for Internet services in fiscal 2000, and $13,357 for IT services and $1,425 for Internet services in fiscal 2001.

Comparison of fiscal 2001 and 2000

     Revenues. Revenues increased by 87.4% to $308.2 million in fiscal 2001 from $164.5 million in fiscal 2000. The revenue growth was primarily a result of increases in revenues from IT services, which represented $271.4 million of revenues in fiscal 2001 as compared to $149.3 million in fiscal 2000, and to a lesser extent increases in revenues from Internet services. In fiscal 2001, we derived approximately 88.0% of our total revenues from IT services, approximately 12.0% of our total revenues from Internet services and 0% of our total revenues from software products.

     During fiscal 2001, we derived 72.2% of our revenues from the United States, 10.2% from India, 2.4% from Japan, 6.7% from Europe and the remaining 8.5% from other countries. During fiscal 2000, we derived 74.9% of our revenues from the United States, 10.0% from India, 6.3% from Japan, 5.2% from Europe, and the remaining 3.6% from other countries.

     Cost of revenues. Cost of revenues increased 130.1% to $208.1 million in fiscal 2001 from $90.4 million in fiscal 2000. This increase was attributable primarily to increases in associate compensation and benefits expenses, deferred stock compensation expense, costs of international travel, communication expenses and an increase in other expenses. Associate compensation and benefits expenses increased 118.5% to $103.3 million, or 33.5% of revenues, in fiscal 2001 from $47.3 million, or 28.8% of revenues, in fiscal 2000. Deferred stock compensation expense increased 134.6% to $31.3 million, or 10.2% of revenues, in fiscal 2001 from $13.4 million, or 8.1% of revenues, in fiscal 2000 due to higher prevailing prices of our equity shares and those of Infoway on the dates we granted options. Travel expenses increased 94.3% to $19.9 million, or 6.5% of revenues, in fiscal 2001 from $10.3 million, or 6.2% of revenues, in fiscal 2000. Communication expenses increased 248% to $19.3 million, or 6.2% of revenues, in fiscal 2001 from $5.5 million, or 3.4% of revenues, in fiscal 2000. Depreciation expense increased 94.0% to $15.4 million, or 5.0% of revenues, in fiscal 2001 from $8.0 million, or 4.8% of revenues, in fiscal 2000. Other expenses increased 211% to $18.8 million, or 6.1% of revenues, in fiscal 2001 from $6.1 million, or 3.7% of revenues, in fiscal 2000. Inter-segment cost of revenues were $1.2 million in fiscal 2001 as compared to $5.9 million in fiscal 2000 and have not been allocated to the individual components that make up cost of revenues. Cost of revenues represented 67.5% of revenues in fiscal 2001 and 55.0% in fiscal 2000.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 75.3% to $122.0 million in fiscal 2001 from $69.6 million in fiscal 2000. This increase was a result primarily of increases in associate compensation and benefits, deferred stock compensation expense, Marketing expenses and other expenses. Compensation and benefits expenses increased 139.3% to $26.3 million, or 8.5% of revenues, in fiscal 2001 from $11.0 million, or 6.7% of revenues, in fiscal 2000. Deferred stock compensation expense increased 314% to $14.8 million, or 4.8% of revenues, in fiscal 2001 from $3.6 million, or 2.2% of revenues, in fiscal 2000. Marketing expenses increased 124.5% to $15.0 million, or 4.9% of revenues, in fiscal 2001 from $9.0 million, or 5.5% of revenues, in fiscal 2000. Other expenses increased 103.5% to $22.3 million, or 7.4% of revenues, in fiscal 2001 from $11.2 million, or 6.8% of revenues, in fiscal 2000. Inter-segment selling, general and administrative expenses were $4.7 million in fiscal 2001 as compared to $2.6 million in fiscal 2000 and have not been allocated to the individual components that make up selling, general and administrative expenses. Selling, general and administrative expenses represented 39.6% of revenues in fiscal 2001 as compared to 42.3% of revenues in fiscal 2000.

     Amortization of goodwill. Amortization of goodwill was $24.7 million in fiscal 2001 as compared to $5.0 million in fiscal 2000. The goodwill expense in fiscal 2001 reflects the amortization of goodwill associated with the acquisition of the minority interest in SES in September 1999, the acquisition of IndiaWorld and IndiaPlaza.com by Infoway.

     Operating income (loss). As a result of the foregoing, we incurred an operating loss of $46.7 million in fiscal 2001 as compared to $0.6 million in fiscal 2000. Excluding the amortization of goodwill and deferred stock compensation expense, operating income would have been $24.2 million in fiscal 2001 and $21.3 million in fiscal 2000 and operating margin would have been 7.8% and 13.0% of total revenues in fiscal 2001 and 2000, respectively.

     Interest income. Interest income increased to $5.7 million in fiscal 2001 from $2.6 million in fiscal 2000. This increase was attributable primarily to interest earned on deposits placed with banks from Infoway's public offerings proceeds.

     Interest expense. Interest expense decreased by 14.7% to $9.6 million in fiscal 2001 from $11.3 million in fiscal 2000.

     Other income. Other income increased to $6.8 million in fiscal 2001 from $1.5 million in fiscal 2000. The increase is primarily on account of foreign currency translation gains.

     Other expense. Other expenses were $0.3 million in fiscal 2001 and $0.4 million in fiscal 2000.

     Income taxes. Income taxes were $4.1 million in fiscal 2001 as compared to $1.6 million in fiscal 2000. The increase in income taxes is mainly on account of provision for foreign taxes payable overseas by offsite and onsite centers, principally in United States.

     Equity in earnings (losses) of associated companies. Equity losses of associated companies were $5.5 million in fiscal 2001 as compared to $0.1 million in fiscal 2000 which was primarily due to proportionate losses associated with our investment in Satyam Venture Engineering Services Limited, and amortization of goodwill associated with our investment in CricInfo Limited.

     Net income (loss). As a result of the foregoing, net loss was $27.9 million in fiscal 2001 as compared to a net loss of $6.9 million in fiscal 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, net income would have been $42.9 million in fiscal 2001 and $15.0 million in fiscal 2000 and net margin would have been 13.9% and 9.1% in fiscal 2001 and 2000, respectively.

IT Services

     Revenues. IT services revenues (including inter-segment revenues) increased 77.3% to $274.9 million in fiscal 2001 from $155.0 million in fiscal 2000, of which $3.5 million and $5.8 million represented inter-segment revenues in fiscal 2001 and 2000, respectively. All revenues discussed in this sub-section "Revenues" relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

     Revenues continued to increase in all aspects of our services, except for system maintenance. Our revenue growth primarily reflected the higher proportion of our service offerings that address the software design and development, packaged software integration and eBusiness requirements of our customers as well as an increase in engineering design services. In particular, revenues from eBusiness projects were $74.7 million, or 27.5%, of our revenues in fiscal 2001 as compared to $30.8 million, or 20.6%, of our revenues in fiscal 2000. The decline in revenues from system maintenance resulted from a reduction in Year 2000 conversion projects. We derived 0% of our revenues from Year 2000 conversion projects in fiscal 2001 as compared to 5.5% of our revenues in fiscal 2000.

     During fiscal 2001, we derived 78.5% of our revenues from the United States, 7.0% from Europe, 2.7% from Japan, 2.3% from India and the remaining 9.5% from the Middle East, Africa, Singapore and Australia. During fiscal 2000, we derived 81.4% of our revenues from the United States, 5.7% from Europe, 6.9% from Japan, 2.1% from India and the remaining 3.9% from the Middle East, Africa, Singapore and Australia.

     For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the "Results of Operations" table above for an analysis of consolidation of the business segments.

     Cost of revenues. Cost of revenues increased 102.9% to $181.3 million in fiscal 2001 from $89.4 million in fiscal 2000. Cost of revenues represented 66.0% of revenues in fiscal 2001 as compared to 57.7% in fiscal 2000. The increase in cost of revenues as a percentage of revenues was attributable primarily to an increase in associate compensation and benefits; travel expenses; depreciation expenses and other expenses. Deferred stock compensation expense increased 134.0% to $30.9 million, or 11.2% of revenues, in fiscal 2001 from $13.2 million, or 8.5% of revenues, in fiscal 2000 primarily due to higher market prices of our equity shares on the dates we granted options and reduced vesting periods for our options. Compensation and benefit expenses increased 95.1% to $100.2 million, or 36.4% of revenues in fiscal 2001 from $51.4 million, or 33.1% of revenues, in fiscal 2000 respectively, resulting primarily from a larger number of technical associates, which increased 74.4% from 4,478 to 7,798, and an increase in salaries. Travel expenses increased 94.3% to $19.9 million, or 7.2% of revenues, in fiscal 2001 from $10.3 million, or 6.6% of revenues, in fiscal 2000. Depreciation expense increased 94.0% to $15.4 million, or 5.6% of revenues, in fiscal 2001 from $8.0 million, or 5.1% of revenues, in fiscal 2000. Other expenses increased 165.0% to $11.1 million, or 4.0% of revenues, in fiscal 2001 from $4.2 million, or 2.7% of revenues, in fiscal 2000.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 44.4% to $64.9 million in fiscal 2001 from $44.9 million in fiscal 2000. Selling, general and administrative expenses represented 23.6% of revenues in fiscal 2001 as compared to 29.0% in fiscal 2000. The decrease in selling, general and administrative expenses as a percentage of revenues was attributable primarily to a decrease in marketing expenses resulting from an increase in our direct marketing efforts, as well as decreased depreciation expenses, rent expense and compensation and benefit expenses as a percentage of revenues. Depreciation expenses decreased to 1.6% of revenues, or $4.4 million, in fiscal 2001 from 5.3% of revenues, or $8.2 million, in fiscal 2000. Marketing expenses decreased to 1.8% of revenues, or $5.1 million, in fiscal 2001 from 4.3% of revenues, or $6.7 million, in fiscal 2000. Rental expenses decreased to 0.7% of revenues, or $1.8 million, in fiscal 2001 from 2.2% of revenues, or $3.4 million, in fiscal 2000. Compensation and benefit expenses decreased to 4.2% of revenues, or $11.6 million, in fiscal 2001 from 5.1% of revenues, or $7.9 million, in fiscal 2000. These decreases were partially offset by an increase in deferred stock compensation expense and other expenses as a percentage of revenues. Deferred stock compensation expense increased to 4.9% of revenues, or $13.4 million, in fiscal 2001 from 2.1% of revenues, or $3.3 million, in fiscal 2000. Other expenses increased to 4.9% of revenues, or $13.4 million in fiscal 2001 from 4.2% of revenues, or $6.4 million in fiscal 2000.

     Amortization of goodwill. Amortization of goodwill was $4.5 million in fiscal 2001 as compared to $2.4 million in fiscal 2000. The goodwill expense reflects the goodwill associated with the acquisition of the minority interest in SES in September 1999.

     Operating income (loss). As a result of the foregoing, operating income was $24.2 million in fiscal 2001 as compared to an operating income of $18.4 million in fiscal 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating income would have been $72.9 million in fiscal 2001 and $37.2 million in fiscal 2000 and operating margin would have been 26.5% and 24.0% of revenues in fiscal 2001 and 2000, respectively.

     Interest income. Interest income increased to $0.3 million in fiscal 2001 from $0.2 million in fiscal 2000.

     Interest expense. Interest expense was $9.4 million in fiscal 2001 and $10.5 million in fiscal 2000.

     Other income. Other income decreased to $3.1 million in fiscal 2001 from $3.8 million in fiscal 2000. The other income was primarily on account of foreign currency translation gains.

     Other expense. Other expenses were $0.3 million in fiscal 2001 and $0.2 million in fiscal 2000.

Income taxes. Income taxes were $4.1 million in fiscal 2001 and $1.7 million in fiscal 2000. The increase in income taxes is mainly on account of provision for foreign taxes payable overseas by offsite and onsite centers, principally in United States.

     Equity earnings (losses) of associated companies. Equity losses of associated companies were $0.9 million in fiscal 2001 as compared to $0.1 million in fiscal 2000 primarily due to proportionate losses associated with our investment in Satyam Venture Engineering Services Limited.

     Net income (loss). As a result of the foregoing, net income was $14.8 million in fiscal 2001 as compared to net income of $9.8 million in fiscal 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, net income would have been $63.5 million in fiscal 2001 and $28.6 million in fiscal 2000 and net margin would have been 23.1% and 18.5% in fiscal 2001 and 2000, respectively.

Internet Services

     Revenues. Internet services revenues (including inter-segment revenues) increased 153.1% to $39.0 million in fiscal 2001 from $15.4 million in fiscal 2000, of which inter-segment revenues were $2.1 million in fiscal 2001 and $0.2 million in fiscal 2000. This increase was attributable primarily to a significant increase in the corporate services businesses and a significant number of new orders from prominent customers throughout India. The number of Internet access subscribers grew from more than 151,000 as of March 31, 2000 to over 460,000 as of March 31, 2001. Corporate customers grew from more than 500 as of March 31, 2000 to more than 650 as of March 31, 2001.

     Cost of revenues. Cost of revenues increased 302% to $27.9 million in fiscal 2001 from $6.9 million in fiscal 2000. Cost of revenues represented 71.5% of Internet services revenues in fiscal 2001 as compared to 45.0% in fiscal 2000. The higher level of cost of revenues as a percentage of revenues was attributable primarily to increases in the cost of hardware and software purchased from strategic partners for resale, leased line costs resulting primarily from increased requirement for international bandwidth and last mile connectivity. The cost of hardware and software purchased for resale was $6.0 million, or 15.4% of revenues, in fiscal 2001 from $1.6 million, or 10.3% of revenues in fiscal 2000. Leased line costs increased 399% to $15.5 million, or 39.7% of revenues, in fiscal 2001 from $3.1 million, or 20.1% of revenues, in fiscal 2000. These increases were partially offset by a decrease in direct personnel costs for web development and customer technical support as a percentage of revenues. Direct personnel costs for web development and customer technical support decreased to 9.7% of revenues or $3.8 million, in fiscal 2001 from 11.8% of revenues, or $1.8 million, in fiscal 2000.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 191.3% to $47.9 million in fiscal 2001 from $16.4 million in fiscal 2000. Selling, general and administrative expense represented 122.8% of Internet services revenues in fiscal 2001 as compared to 106.6% in fiscal 2000. This increase was attributable to an increase in indirect personnel costs, depreciation expenses and marketing expenses. Indirect personnel costs increased 349% to $9.6 million, or 24.6% of revenues, in fiscal 2001 from $2.1 million, or 11.8% of revenues, in fiscal 2000 primarily due to a growth in staff from 622 as of March 31, 2000 to 1,044 as of March 31, 2001. Marketing expenses increased 306% to $9.6 million, or 24.5% of revenues, in fiscal 2001 from $2.4 million, or 15.3% of revenues, in fiscal 2000 primarily due to the launch of our consumer Internet Access Services Division and Portals Division.

     Amortization of goodwill expense. Amortization of goodwill was $20.2 million in fiscal 2001 as compared to $2.7 million in fiscal 2000. The goodwill expense in fiscal 2001 reflects the amortization of goodwill associated with the acquisition of IndiaWorld, IndiaPlaza and investment in CricInfo Limited.

     Operating income (loss). As a result of the foregoing, operating loss increased to $57.0 million in fiscal 2001 from $10.6 million in fiscal 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating loss would have been $34.9 million in fiscal 2001 and $7.5 million in fiscal 2000.

     Interest income. Interest income increased to $5.5 million in fiscal 2001 as compared to $2.4 million in fiscal 2000. This increase was attributable primarily to interest earned from short term deposits.

     Interest expense. Interest expense decreased to $0.3 million in fiscal 2001 from $0.6 million in fiscal 2000.

     Other Income. Other income increased to $3.7 million in fiscal 2001 from $80 thousand in fiscal 2000.

     Minority Interest. Minority interest increased to $25.7 million in fiscal 2001 from $3.1 million in fiscal 2000.

     Equity earnings (losses) of associated companies. Equity losses of associated companies were $6.4 million in fiscal 2001 primarily due to amortization of goodwill associated with our investment in Refco Sify, Placements.com and CricInfo Limited.

     Net income (loss). As a result of the foregoing, net loss increased to $28.8 million in fiscal 2001 from $5.7 million in fiscal 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, net loss would have been $6.7 million in fiscal 2001 and $2.6 million in fiscal 2000.

Software Products

     VCI is currently building its sales and marketing team and generated no revenues in fiscal 2001. VCI incurred a $13.9 million net loss in fiscal 2001 as compared to a $11.0 million net loss in fiscal 2000.

     The net loss of $13.9 million in fiscal 2001 was attributable primarily to research and development, selling and general administrative expenses, which primarily comprised professional charges of $3.4 million and employee compensation and benefits of $6.3 million. The net loss of $11.0 million in fiscal 2000 was attributable primarily to professional charges and software product research and development expenses of $8.7 million, most of which were costs paid to Satyam for development work undertaken on the product.

Comparisons of fiscal 2000 and 1999.

     Revenues. Revenues increased by 68.2% to $164.5 million in fiscal 2000 from $97.8 million in fiscal 1999. The revenue growth was primarily a result of increases in revenues from IT services, which represented $149.3 million of revenues in fiscal 2000 as compared to $95.6 million in fiscal 1999, and to a lesser extent increases in revenues from Internet services. In fiscal 2000, we derived approximately 90.8% of our total revenues from IT services, approximately 9.2% of our total revenues from Internet services and 0% of our revenues from software products.

     During fiscal 2000, we derived 74.9% of our revenues from the United States, 10.0% from India, 6.3% from Japan, 5.2% from Europe and the remaining 3.6% from other countries. During fiscal 1999, we derived 78.2% of our revenues from the United States, 7.2% from Europe, 4.2% from Japan, 3.6% from India, and the remaining 6.8% from other countries. The increased proportion of sales in India in fiscal 2000 primarily represents the higher contribution to revenues from Internet services.

     Cost of revenues. Cost of revenues increased 82.5% to $90.4 million in fiscal 2000 from $49.6 million in fiscal 1999. This increase was attributable primarily to increases in associate compensation and benefits expenses, an increase in the costs of international travel, as well as an increase in depreciation expense due to higher infrastructure costs associated with our larger employee base. Associate compensation and benefits expenses increased 64.1% to $53.2 million, or 32.3% of revenues, in fiscal 2000 from $32.4 million, or 33.1% of revenues, in fiscal 1999. Travel expenses increased 123.1% to $10.3 million, or 6.2% of revenues, in fiscal 2000 from $4.6 million, or 4.7% of revenues, in fiscal 1999. Depreciation expense increased 79.1% to $9.0 million, or 5.5% of revenues, in fiscal 2000 from $5.0 million, or 5.1% of revenues, in fiscal 1999. Deferred stock compensation expense increased 326.0% to $13.4 million, or 8.1% of revenues, in fiscal 2000 from $3.1 million, or 3.2% of revenues, in fiscal 1999. Cost of revenues represented 55.0% of revenues in fiscal 2000 as compared to 50.7% in fiscal 1999. Inter-segment cost of revenues were $5.9 million in fiscal 2000 as compared to $0.6 million in fiscal 1999 and have not been allocated to the individual components that make up cost of revenues.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 118.2% to $69.6 million in fiscal 2000 from $31.9 million in fiscal 1999. This increase was a result primarily of increases in marketing, depreciation and associate compensation and benefits costs. Marketing expenses increased 211% to $12.4 million, or 7.5% of revenues, in fiscal 2000 from $4.0 million, or 4.1% of revenues, in fiscal 1999. Depreciation expense increased 76.8% to $11.2 million, or 6.8% of revenues, in fiscal 2000 from $6.3 million, or 6.5% of revenues, in fiscal 1999. Associate compensation and benefits expenses increased 71.6% to $11.0 million, or 6.7% of revenues, in fiscal 2000 from $6.4 million, or 6.5% of revenues, in fiscal 1999. Selling, general and administrative expenses represented 32.6% of revenues in fiscal 1999 as compared to 42.3% of revenues in fiscal 2000. Inter-segment selling, general and administrative expenses were $2.6 million in fiscal 2000 as compared to $0 in the fiscal 1999 and have not been allocated to the individual components that make up cost of revenues. The higher percentage of expenses resulted primarily from higher selling, general and administrative expenses of Infoway and software development expenses incurred by VCI.

     Amortization of goodwill. Amortization of goodwill was $5.0 million in fiscal 2000 as compared to $0.1 million in fiscal 1999. Goodwill increased because of the acquisition of the minority interest in SES in September 1999 and the initial investment in IndiaWorld made by Infoway in November 1999.

     Operating income (loss). As a result of the foregoing, we incurred an operating loss of $0.6 million in fiscal 2000 as compared to an operating income of $16.2 million in fiscal 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating income would have been $19.7 million in fiscal 1999 and $21.3 million in fiscal 2000 and operating margin would have been 20.1% of total revenues in fiscal 1999 and 13.0% in fiscal 2000.

     Interest income. Interest income increased to $2.6 million in fiscal 2000 from $43 thousand in fiscal 1999. This increase was attributable primarily to interest earned on the proceeds of Infoway's ADS offerings.

     Interest expense. Interest expense increased 63.5% to $11.3 million in fiscal 2000 from $6.9 million in fiscal 1999. This increase was attributable primarily to an increase in short-term borrowings for working capital purposes and interest on the additional loan to fund the acquisition of shares by the Trust in connection with the ASOP.

     Other income. Other income increased 48.6% to $1.5 million in fiscal 2000 from $1.0 million in fiscal 1999. This other income arose from foreign currency gains primarily relating to timing differences between revenue recognition and the realization of the underlying accounts receivable.

     Other expense. Other expenses were $0.4 million in fiscal 2000 and $28 thousand in fiscal 1999.

     Income taxes. Income taxes were $1.6 million in fiscal 2000 as compared to $1.1 million in fiscal 1999, representing an effective tax rate of 10.5% of income before taxes in fiscal 1999. This increase in our net effective tax was attributable to an increase in the profits of our overseas branches during this period which are subject to taxation in the countries where the branches are operating.

     Net income (loss). As a result of the foregoing, we incurred a net loss of $6.9 million in fiscal 2000 compared to a net income of $9.0 million for fiscal 1999. This net loss was attributable primarily to increases in the amortization of goodwill and deferred stock compensation expense and selling, general and administrative expense. Excluding the amortization of goodwill expense and deferred stock compensation expense, net income would have been $13.7 million in fiscal 2000 and $12.5 million in fiscal 1999 and net margin would have been 8.3% and 12.7% in fiscal 2000 and 1999, respectively.

IT Services

     Revenues. IT services revenues (including inter-segment revenues) increased 61.6% to $155.0 million in fiscal 2000 from $95.9 million in fiscal 1999, of which $5.8 million and $0.4 million represented inter-segment revenues in fiscal 2000 and 1999, respectively. All revenues discussed in this sub-section "Revenues" relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

     Revenues continued to increase in all aspects of our services, except for system maintenance. Our revenue growth primarily reflected the higher proportion of our service offerings that address the software development, packaged software integration and eBusiness requirements of our customers as well as an increase in engineering design services. In particular, revenues from eBusiness projects were $30.8 million, or 20.6% of our revenues, in fiscal 2000 as compared to $0.08 million, or 0.1% of our revenues in fiscal 1999. The decline in revenues from system maintenance resulted from a reduction in Year 2000 conversion projects. Net sales from Year 2000 conversion projects represented 5.5% of our revenues in fiscal 2000 as compared to 25.4% in fiscal 1999.

     During fiscal 2000, we derived 81.4% of our revenues from the United States, 6.9% from Japan, 5.7% from Europe, 2.1% from India and the remaining 3.9% from the Middle East, Africa, Singapore and Australia. During fiscal 1999, we derived 78.9% of our revenues from the United States, 7.4% from Europe, 4.3% from Japan, 2.4% from India and the remaining 7.0% from the Middle East, Africa, Singapore and Australia.

     For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the "Results of Operations" table above for an analysis of consolidation of the business segments.

     Cost of revenues. Cost of revenues increased 83.7% to $89.4 million in fiscal 2000 from $48.6 million in fiscal 1999. Cost of revenues represented 57.7% of revenues in fiscal 2000 as compared to 50.7% in fiscal 1999. The higher level of cost of revenues as a percentage of revenues was attributable primarily to an increase in international travel expenses as we expanded our global operations, and in depreciation expense due to higher infrastructure costs associated with our larger employee base. Travel expenses increased 123.1% to $10.3 million, or 6.6% of revenues, in fiscal 2000 from $4.6 million, or 4.8% of revenues, in fiscal 1999. Depreciation expense increased 79.1% to $9.0 million, or 5.8% of revenues, in fiscal 2000 from $5.0 million, or 5.2% of revenues, in fiscal 1999. Compensation and benefits expenses increased 61.3% to $51.4 million in fiscal 2000 from $31.8 million in fiscal 1999, representing 33.1% and 33.2% of revenues in fiscal 2000 and 1999, respectively, resulting primarily from a larger number of technical associates, which increased 27.3% from 3,513 to 4,473, higher levels of compensation and increased hiring of foreign nationals for our offsite centers. Deferred stock compensation expense increased 321% to $13.2 million, or 8.5% of revenues in fiscal 2000 from $3.1 million, or 3.3% of revenues in fiscal 1999.

     Our gross margins are affected by our utilization rates and the mix of our IT services provided on a time-and-materials or a fixed-price basis and through our offshore centers, off-site centers or on-site teams. During fiscal 1999 and 2000 we did not experience any significant variance in our overall gross margins as a result of these factors.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 77.6% to $44.9 million in fiscal 2000 from $25.3 million in fiscal 1999. Selling, general and administrative expenses represented 29.0% of revenues in fiscal 2000 as compared to 26.4% in fiscal 1999. The higher level of selling, general and administrative expenses as a percentage of revenues was attributable primarily to an increase in marketing expenses due to an increase in the number of sales conferences and meetings attended and increased marketing efforts in new areas and countries; professional charges due to the use of consultants to establish foreign subsidiaries, to open offshore branches and for marketing services; and compensation and benefits expenses due to additional non-technical associates, higher compensation levels and additional foreign marketing and human resource associates. Marketing expenses increased 98.0% to $6.7 million, or 4.3% of revenues, in fiscal 2000 from $3.4 million, or 3.5% of revenues, in fiscal 1999. Professional charges increased 210% to $2.3 million, or 1.5% of revenues, in fiscal 2000 from $0.7 million, or 0.8% of revenues, in fiscal 1999. Compensation and benefits expenses increased 73.8% to $7.9 million, or 5.1% of revenues, in fiscal 2000 from $4.5 million, or 4.7% of revenues, in fiscal 1999. These increases were partially offset by a decrease in travel expenses and rental expenses as a percentage of revenue. Travel expenses increased 9.3% to $1.9 million, or 1.2% of revenues, in fiscal 2000 from $1.7 million, or 1.8% of revenues, in fiscal 1999. Rental expenses increased 37.8% to $3.4 million, or 2.2% of revenues, in fiscal 2000 from $2.5 million, or 2.6% of revenues, in fiscal 1999.

     Amortization of goodwill. Amortization of goodwill was $2.4 million in fiscal 2000 as compared to $0.1 million in fiscal 1999. The goodwill expense in fiscal 2000 reflects the part-year amortization of goodwill associated with the acquisition of the minority interest in SES.

     Operating income (loss). As a result of the foregoing, operating income decreased 16.1% to $18.4 million in fiscal 2000 from $21.9 million in fiscal 1999. As a percentage of revenues, operating income decreased to 11.8% in fiscal 2000 from 22.8% in fiscal 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating income would have been $37.2 million in fiscal 2000 and $25.3 million in fiscal 1999 and the operating margin would have been 24.0% and 26.4% in fiscal 2000 and 1999, respectively.

     Interest income. Interest income increased to $0.2 million in fiscal 2000 from $43 thousand in fiscal 1999. This increase was attributable primarily to interest earned from equity funds received from the Trust under the ASOP and interest earned by the Trust from associates under the ASOP.

     Interest expense. Interest expense increased 68.9% to $10.5 million in fiscal 2000 from $6.2 million in fiscal 1999. This increase was attributable primarily to an increase in short-term borrowings for working capital purposes as well an additional loan from Citibank and ICICI Bank to the Trust to fund the acquisition of shares by the Trust in connection with the ASOP.

     Other income. Other income increased 297% to $3.8 million in fiscal 2000 from $1.0 million in fiscal 1999, of which $2.5 million in fiscal 2000 arose from the sale of intellectual property rights to VCI. Other income of $1.1 million in fiscal 2000 and $0.9 million in fiscal 1999 arose from foreign currency gains primarily relating to timing differences between revenue recognition and the realization of the underlying accounts receivable.

     Other expense. Other expenses were $0.2 million in fiscal 2000 and $28 thousand in fiscal 1999.

     Income taxes. Income taxes were $1.7 million in fiscal 2000 and $1.1 million in fiscal 1999, representing an effective tax rate of 14.2% and 6.6% of income before taxes in fiscal 2000 and 1999, respectively.

     Net income (loss). As a result of the foregoing, net income decreased 35.8% to $9.8 million in fiscal 2000 from $15.2 million in fiscal 1999. Net income represented 6.3% of revenues in fiscal 2000 as compared to 15.9% in fiscal 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, net income would have been $28.6 million in fiscal 2000 and $18.7 million in fiscal 1999 and net income margin would have been 18.5% and 19.5% in fiscal 2000 and 1999, respectively.

Internet Services

     Revenues. Internet services revenues (including inter-segment revenues) increased 529% to $15.4 million in fiscal 2000 from $2.4 million in fiscal 1999, of which $0.2 million represented inter-segment revenues in each of fiscal 2000 and 1999. Infoway commenced its Internet access services in November 1998 and the increased revenues in fiscal 2000 reflects a full year of Internet services operations and a growing consumer subscriber base, which grew from over 29,000 as of March 31, 1999 to over 151,000 as of March 31, 2000. This increase was also attributable to the increase in revenues from corporate network services resulting primarily from an increase in the number of corporate customers from more than 350 as of March 31, 1999 to more than 500 as of March 31, 2000 from the sale of hardware and software, from increased revenues relating to Infoway's partnership with UUNet Technologies and from new service offerings.

     Cost of revenues. Cost of revenues increased 358% to $6.9 million in fiscal 2000 from $1.5 million in fiscal 1999. This increase was attributable primarily to increases in the cost of hardware and software purchased for resale to Infoway's corporate network and technology services customers and leased line costs resulting primarily from increasing the capacity of Infoway's network and direct personnel costs for web development and customer technical support. The cost of hardware and software purchased for resale increased 433% to $1.6 million, or 10.4% of revenues, in fiscal 2000 from $0.3 million, or 13.6% of revenues, in fiscal 1999. Leased line costs increased 448% to $3.1 million, or 20.1% of revenues, in fiscal 2000 from $0.6 million, or 23.1% of revenues, in fiscal 1999. Direct personnel costs for web development and customer technical support increased 219% to $1.8 million, or 11.8% of revenues, in fiscal 2000 from $0.6 million, or 23.2% of revenues, in fiscal 1999. As a percentage of Internet services revenues, cost of revenues was 45.0% of revenues in fiscal 2000 as compared to 61.8% in fiscal 1999, which reflects the increased proportion of revenues derived from consumer Internet access services which have a relatively lower cost of revenues as compared to the corporate network and technology services.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 244% to $16.4 million in fiscal 2000 from $4.8 million in fiscal 1999. This increase was attributable primarily to a growth in staff from 340 as of March 31, 1999 to 622 as of March 31, 2000 resulting in an increase in indirect personnel costs, increases in selling and marketing expenses resulting from additional expenditure in connection with marketing Infoway's Internet access business, travel expenditures, telecommunication charges, consultant fees and rental expense. Indirect personnel costs increased 154.6% to $2.1 million, or 13.9% of revenues, in fiscal 2000 from $0.8 million, or 34.3% of revenues, in fiscal 1999. Selling and marketing expenses increased 1,015% to $5.7 million, or 36.9% of revenues, in fiscal 2000 from $0.5 million, or 20.8% of revenues, in fiscal 1999. Telecommunication charges increased 125.4% to $0.8 million, or 5.1% of revenues, in fiscal 2000 from $0.4 million, or 14.3% of revenues, in fiscal 1999. Professional consultant fees increased 82.1% to $0.6 million, or 3.8% of revenues, in fiscal 2000 from $0.3 million, or 13.2% of revenues, in fiscal 1999. Rental expense increased 121.2% to $0.6 million, or 3.6% of revenues, in fiscal 2000 from $0.3 million, or 10.2% of revenues, in fiscal 1999. These expenses represented 106.6% of Internet services revenues in fiscal 2000 as compared to 194.9% in fiscal 1999.

     Amortization of goodwill expense. Amortization of goodwill was $2.7 million in fiscal 2000 as compared to $0 in fiscal 1999. The goodwill expense in fiscal 2000 primarily reflects the part-year amortization of goodwill associated with the first phase of the acquisition of IndiaWorld in November 1999.

     Operating income (loss). As a result of the foregoing, operating loss increased to $10.6 million in fiscal 2000 from $3.8 million in fiscal 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating loss would have been $7.5 million in fiscal 2000 and $3.8 million in fiscal 1999.

     Interest income. Interest income was $2.4 million in fiscal 2000 as compared to $0 in fiscal 1999. The interest income in fiscal 2000 was attributable primarily to interest earned on the proceeds of Infoway's ADS offerings.

     Interest expense. Interest expense was $0.7 million in each of fiscal 2000 and fiscal 1999.

     Other income. Other income was $23 thousand in fiscal 1999 and $80 thousand in fiscal 2000.

     Other expense. Other expense was $0 in each of fiscal 2000 and fiscal 1999.

     Net income (loss). As a result of the foregoing, net loss increased 30.2% to $5.7 million in fiscal 2000 from $4.4 million in fiscal 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, the net losses would have been $2.6 million in fiscal 2000 and $4.4 million in fiscal 1999.

Software Products

     VCI generated no revenues in fiscal 2000. VCI incurred a $11.0 million net loss in fiscal 2000. In fiscal 2000, a significant proportion of these losses related to $5.9 million of software development expenses for services performed by Satyam Computer Services. In addition, in fiscal 2000 operating expenses of $2.5 million related to an inter-segment transaction arising from VCI's purchase of intellectual property rights from Satyam Computer Services for VisionCompass. In fiscal 2000, the remaining $2.6 million of operating expenses arose from compensation and benefits, travel and other expenses. In fiscal 1999, all $1.8 million of software product development operating expenses related to expenses incurred by Spark before its merger with Satyam Computer Services.

Liquidity and Capital Resources

     Net cash provided by (used in) operating activities. Net cash provided by operating activities was $5.9 million, $14.1 million and $14.2 million in fiscal 2001, 2000 and 1999, respectively.

     In fiscal 1999, non-cash adjustments to reconcile the $9.0 million net income to net cash provided by operating activities consisted primarily of depreciation and amortization of $11.5 million. These adjustments were partially offset by an increase in net accounts receivable and unbilled revenues of $15.5 million.

     In fiscal 2000, non-cash adjustments to reconcile the $6.9 million net loss to net cash provided by operating activities consisted primarily of depreciation and amortization of $25.3 million and deferred stock compensation expenses of $16.9 million. These adjustments were partially offset by an increase in working capital, consisting mainly of an increase in net accounts receivable and unbilled revenues of $23.2 million, and an increase in pre-paid expenses, other receivables and inventory of $10.3 million. Net accounts receivable and unbilled revenues increased primarily as a result of a significant increase in our revenues. Pre-paid expenses, other receivables and inventory increased primarily as a result of increased prepayments relating to Infoway's use of leased telecommunications lines, satellite link charges and insurance premiums.

     In fiscal 2001, non-cash adjustments to reconcile the $27.9 million net loss to net cash provided by operating activities consisted primarily of deferred stock compensation expenses of $46.1 million and depreciation and amortization of $54.5 million. These adjustments were partially offset by an increase in net accounts receivable and unbilled revenues of $49.5 million. Net accounts receivable and unbilled revenues increased primarily as a result of a significant increase in our revenues.

     Net cash used in investing activities. Net cash used in investing activities was $137.8 million, $83.6 million and $36.1 million in fiscal 2001, 2000 and 1999, respectively. Net cash used in investing activities was primarily related to purchases of premises and equipment of $35.8 million in fiscal 1999; and was primarily related to purchases of premises and equipment of $40.8 million and acquisitions and investments in associated companies of $40.2 million in fiscal 2000. Net cash used in investing activities in fiscal 2001 was primarily related to acquisitions and investments in associated companies of $52.5 million; and purchases of premises and equipment of $84.8 million consisted primarily of infrastructure, computers and other equipment associated with the expansion in headcount as we continued to grow.

     On November 29, 1999 Infoway purchased 24.5% of the outstanding shares of IndiaWorld for a cash purchase price of $28.3 million, together with a $11.8 million non-refundable deposit towards an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld for a purchase price of $85.0 million. Infoway exercised the option to acquire the remaining outstanding shares of IndiaWorld in June 2000 by paying $48.7 million in cash and the balance in 268,500 equity shares of Infoway valued at $24.6 million.

     Net cash provided by financing activities. Net cash provided by financing activities was $14.2 million, $251.7 million and $35.8 million in fiscal 2001, 2000 and 1999, respectively. In addition to using cash generated from operations, we financed our continuing expansion primarily through borrowings in fiscal 1999; through capital raising activities in fiscal 2000 and through sale of investments in fiscal 2001.

     As of March 31, 2001, we had $66.1 million in cash and cash equivalents (of which $30.8 million was held by Infoway and therefore may not be accessible to
us), $7.3 million in working capital loans, $41.3 million of outstanding secured and unsecured bank term loans and $1.6 million in other outstanding loans. Of these $41.3 million in loans, we had rupee term loans aggregating $37.5 million at a weighted average annual interest rate of 14.0% and U.S. dollar term loans of $3.7 million at a weighted average annual interest rate of 8.9%. Our rupee denominated loans are either fixed rate or variable rate at a margin over a minimum lending rate; our U.S. dollar loans bear interest at LIBOR plus a margin. Most of our term loans are repayable in installments. Approximately $33.2 million of long-term debt is due for repayment on or before March 31, 2002. As of March 31, 2001, we had borrowed approximately $1.1 million of our available credit under our existing long-term credit facilities. In some of our loan agreements, we have agreed to customary restrictive covenants, including covenants restricting Satyam Computer Services from paying dividends other than from its profits of the then current fiscal year after making the necessary provisions, from incurring further indebtedness other than for its working capital or in the ordinary course of business, from entering into any merger or amalgamation or consolidation, from effecting any material change in composition of its board of directors or management or ownership, and from amending its Memorandum and Articles of Association or altering its capital structure or shareholding pattern, in each case without prior lender consent. Under our term loan agreements, we are entitled to prepay our term loans but we must also pay an additional early repayment fee determined by the relevant lender.

         The following table describes our outstanding credit facilities as at March 31, 2001 :

                                                        Amount             Interest Rate            Computation
                                                        ------             -------------            -----------
Loan Type                  Lenders                    Outstanding           (per annum)               Method
---------                  -------                    -----------           -----------               ------
                                                    (in thousands)
                                                    --------------
Foreign                 IDBI and Exim Bank              $3,730         Ranging from                   1.75% to
Currency                                                               8.63%                          3.50% over
Term Loans                                                             to 10.26%                      LIBOR


Rupee Term              IDBI                            14,728         Ranging from                   1.50% to 2.00%
Loans                                                                  15.44%(P)                      over
                                                                       to 15.92%                      MLR


Rupee Term Loans        IDBI                             9,605         12.50%                         Fixed


Working Capital         Global Trust Bank and            7,358         Ranging from 10.00%            PLR
Loans                   Vijaya Bank                                    to 15.50%


Rupee Loan of           Citibank and ICICI Bank         13,196         14.03%                         Fixed
Satyam Associates
Trust


Other loans             Various parties                                Variable interest              Variable
                                                         1,583         rates
                                                         -----
     Total..........                                   $50,200


     In June 2000, we completed the sale of 347,200 equity shares in Infoway, representing 1.6% of Infoway's outstanding equity shares, at a price of $144.00 per equity share ($36.00 per ADS equivalent) to Government of Singapore Investment Corporation Pte. Ltd. We received approximately $49.0 million, net of the transaction costs but before payment of capital gains taxes of approximately 22.0%. The Government of Singapore Investment Corporation Pte. Ltd. has a put option to sell the shares back to us at a price equal to the Indian Rupee equivalent to the average Nasdaq National Market closing price during the three days before exercise of the put option, discounted by 41%, if Infoway does not complete an initial public offering on a recognized stock exchange in India by September 2001.

     In October 1999, Infoway completed its U.S. initial public offering and issued 19,205,000 ADSs, adjusted for a 4-for-1 ADS split effected in January 2000, (representing 4,801,250 equity shares) at a price of $4.50 per ADS. Infoway received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs. In February 2000, Infoway completed a follow-on offering and issued an additional 1,868,700 ADSs (representing 467,175 equity shares) at a price of $80.00 per ADS. Infoway received approximately $141.7 million, net of underwriting discounts, commissions and other offering costs.

     We expect Infoway to continue incurring losses in the near future. Based upon Infoway's present business and funding plans and a May 2001 government policy change that increased the permissible foreign ownership in certain internet service providers, including Infoway, from 49.0% to 74.0%, we believe that Infoway's cash and cash equivalents of $30.8 million as of March 31, 2001 and, if necessary, other resources believed to be available, are sufficient to meet its currently known requirements through March 31, 2002, and we do not expect to have to provide it with any funds. In light of the highly dynamic nature of Infoway's business, however, we cannot assure you that its capital requirements and sources will not change significantly in the future or whether or not it may seek future financial support from us.

     During 2002, we anticipate capital expenditures of approximately $40.0 million, principally to finance the establishment of offsite centers in the United States and elsewhere and to continue the expected expansion of our offshore centers in India to meet continuing high demand for our services. We believe that existing cash and cash equivalents, net proceeds from our May 2001 ADS offering and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. After fiscal 2002, we may require additional financing to fund our working capital and capital expenditure requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

     In April 2001, following the completion of the latest version of VisionCompass, we decided to restructure VCI by reducing product development and general and administrative expenses. As part of the restructuring, the services of approximately forty personnel, including the Chief Executive Officer, Dr. Robert Bismuth, were terminated.

     Consequent to restructuring, VCI has put in place an aggressive business development plan that has begun to show results. The second quarter in fiscal 2002 is expected to generate revenues of $400,000, of which firm orders for nearly $75,000 were received within first ten days of the quarter. Revenues for fiscal 2002 are expected to be approximately $2.5 million. The restructuring has substantially reduced VCI's expenditures and we expect that we will contribute approximately $2.4 million to fund VCI during fiscal 2002.

Income Tax Matters

     As of March 31, 2001, we had an operating loss carry forward of approximately $25.0 million for tax purposes including valuation allowance. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

     The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 2.0% surcharge resulting in an effective tax rate of 35.7%. However, we cannot assure you that additional surcharges will not be implemented by the government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 10.2%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

     Satyam Computer Services benefits from the significant tax incentives provided to IT service firms under Indian tax law. The two principal incentives are:

     . a tax deduction for all profits derived from exporting computer software and services; and

     . a 10-year tax holiday in respect of income derived from the operation of software development centers designated as "Software Technology Parks" under the Indian tax legislation.

     As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the effective Indian statutory income tax rate of 35.7%. The Software Technology Park tax exemption scheme was modified effective April 1, 2000. All facilities registered in the program on or before March 31, 2000, which include all of our existing facilities in India and registrations for 10 new facilities which have not yet been constructed, will continue to benefit from this program under present law. However, any new facilities that did not commence operation before April 1, 2000 will no longer be entitled to the benefits of the tax exemption scheme. This means that we will benefit less from the scheme as we develop additional facilities and our effective tax rate will increase in the future.

Effects of Inflation

     Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation in the recent past. According to the Economist Intelligence Unit, the rates of inflation in India for 1997, 1998, 1999 and 2000 were 7.2%, 13.2%, 4.7% and 5.1%, respectively, and the projected rate of inflation in India for 2001 is 5.3%.

     Under Infoway's Internet service provider license, Infoway is given the right to establish the prices it charges to its subscribers, as determined by market forces. However, under the conditions of Infoway's license, the TRAI may review and fix the prices Infoway charges its subscribers at any time. If the TRAI were to fix prices for the Internet service provider services Infoway provides, Infoway might not be able to increase the prices it charges its subscribers to mitigate the impact of inflation, which could seriously harm Infoway's business.

Exchange Rates

     The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

           Month                                            Month End       Average          High           Low
-----------------------------                              -------------  -------------  -------------  -------------

December 2000.........................................     Rs.  46.69     Rs.  46.79     Rs.  46.87     Rs.  46.55
January 2001..........................................          46.46          46.59          46.77          46.28
February 2001.........................................          46.66          46.55          46.67          46.25
March 2001............................................          46.85          46.64          46.85          46.43
April 2001............................................          46.86          46.80          47.05          46.48
May 2001..............................................          47.00          46.94          47.05          46.74



     The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New
York:

Fiscal Year Ended March 31,                                 Period End      Average          High           Low
-----------------------------                              -------------  -------------  -------------  -------------
1996 (from December 12, 1995).........................     Rs.  34.22     Rs.  35.49     Rs.  38.35     Rs.  33.65
1997 .................................................          35.94          35.52          35.98          33.75
1998 .................................................          39.50          37.18          40.40          35.33
1999 .................................................          42.44          42.08          43.68          39.25
2000 .................................................          43.63          43.34          43.82          42.20
2001 .................................................          46.85          45.70          46.91          43.56

Impact of Recently Issued Accounting Pronouncements

In June 1998, the Financials Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Financial Instruments and for Hedging Activities". SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 was amended by SFAS 137 and SFAS 138. SFAS 133, as amended is effective for Satyam's fiscal year 2002. The adoption of this standard does not have any material impact on Satyams' results of operations or financial position.

In September 2000, the FASB issued SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 140 replaces SFAS 125, revising the standards governing accounting for securitizations and other transfers of financial assets and collateral. Adoption of SFAS 140 is required for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this standard does not have any material impact on Satyams' results of operations or financial position.

In July 2001, the FASB issued SFAS 141, "Business Combinations". SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB 16, "Business Combinations", and SFAS 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises". This statement requires all business combinations in its scope to be accounted for using the purchase method. This statement is applicable to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. Satyam is in the process of assessing the impact of the adoption of this standard.

In July 2001, the FASB also issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB 17, "Intangible Assets". This statement discontinues amortisation of goodwill and requires periodic assessment for goodwill impairment and a charge to income statement, if required. This statement is required to be applied starting with fiscal years beginning after December 15 2001. Early application is permitted with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. Satyam is in the process of assessing the impact of the adoption of this standard.

Item 6. DIRECTORS, AND OFFICERS OF REGISTRANT

Directors and Officers

         The following table sets forth the name, age, and position of each director and executive officer of Satyam Computer Services, as of July 26, 2001:

  Name                             Age    Position Held
  ----                             ---    -------------
Directors

B. Ramalinga Raju.............      45    Chairman
B. Rama Raju..................      42    Managing Director and Chief Executive Officer (3)
C. Srinivasa Raju.............      40    Director
V. P. Rama Rao................      67    Director (1) (2) (3)
C. Satyanarayana..............      72    Director  (1) (2) (3)
Dr. Mangalam Srinivasan.......      63    Director  (1) (2)

Executive Officers

T.R. Anand....................      45    Senior Vice President--Vertical Business Unit--Telecom
Anil Kekre....................      50    Executive Vice President--Regional Business Unit--Europe
Joseph Abraham................      49    Director & Senior Vice President--Vertical Business Unit--US Federal
                                          Government
Kalyan Rao K. ................      48    Executive Vice President & Chief Technical Officer--Vertical
                                          Business Unit--Telecom
Manish Mehta..................      44    Senior Vice President--Vertical Business Unit--Manufacturing
Mohan Eddy F. S. .............      51    Director--Horizontal Business Unit--Collaborative Enterprise Solutions
Murty A. S. ..................      42    Director & Senior Vice President--Global Human Resources
Prabhat G. B. ................      35    Director--Horizontal Business Unit--Enterprise Business Solutions
Rakesh Bhatia.................      45    Senior Vice President--Horizontal Business Unit--IT Outsourcing
Ram Mynampati.................      43    Executive Vice President & Chief Operating Officer--Vertical Business
                                          Unit--Insurance, Banking & Financial Services, Healthcare
Sinha P. K. ..................      52    Senior Vice President--Quality
Srinivas V. ..................      41    Senior Vice President & Chief Financial Officer
Thiagarajan K.................      48    Director & Senior Vice President--Corporate Planning and Strategy


(1)  Member of the Audit Committee
(2)  Member of the Compensation Committee
(3)  Member of the Investors Grievance Committee

     B. Ramalinga Raju has been on our board of directors since our inception in 1987. He became Chairman of our board of directors in 1995. Before this, he was with the Satyam Corporate Group as Vice Chairman. Mr. Ramalinga Raju also sits on the board of directors of Satyam Infoway Limited, VCI and Telecommunications Consultants India Limited. Mr. Ramalinga Raju holds a master of business administration degree from Ohio University and has attended the owner/president management course at Harvard Business School.

     B. Rama Raju has been on our board of directors since our inception in 1987. He became the Managing Director and Chief Executive Officer of our company in 1991. Before 1997, he was with Maytas Infra Limited as one of its Directors. Mr. Rama Raju also sits on the board of directors of Dr. Millennium Inc., Maytas Infra Limited, Satyam Venture Engineering Services Private Limited and Gautami Power Limited. Mr. Rama Raju holds a master of economics from Loyola College, Chennai and a master of business administration from Loredo State University, Texas and has also attended the owner/president management course at Harvard Business School. Mr. Rama Raju is the younger brother of Mr. B. Ramalinga Raju, the Chairman of our company.

     C. Srinivasa Raju has been on our board of directors since 1990. He became the Executive Director of our company in 1993. Effective September 1, 2000, Mr. Srinivasa Raju relinquished his full time position as Executive Director to devote his time to other independent projects. Mr. Srinivasa Raju will continue to serve on the board of directors as a non-Executive director. Mr. Srinivasa Raju also sits on the board of directors of Infoway. He has served as the Chief Executive Officer of Dun & Bradstreet Satyam Software (Pvt) Limited, formerly a joint venture company of Dun & Bradstreet and our company. He has also served as Director of SES. Before this, he worked for Aqua Terra Consultants in Palo Alto, California, as a consultant. Mr. Srinivasa Raju holds a master of engineering degree and a master of science degree from Utah State University. Mr. Srinivasa Raju is related by marriage to Mr. B. Ramalinga Raju, the Chairman of our company.

     V. P. Rama Rao has been on our board of directors since July 1991. Before this, he was with the Indian Administrative Service and was the Chief Secretary to the government of Andhra Pradesh. He was closely involved with the industrial development of Andhra Pradesh for over two decades. He also worked as the Chief of Industrial Infrastructure Corporation. Mr. Rama Rao holds a post-graduate degree in arts, a bachelor degree in civil laws and a post-graduate diploma in technical science and industrial administration, from Manchester University, located in the United Kingdom.

     C. Satyanarayana has been on our board of directors since July 1991. Before this, he was with the Indian Revenue Service as the Assistant Commissioner of Income Tax. Mr. Satyanarayana also sits on the boards of several leading companies in India. Mr. Satyanarayana holds a bachelor degree in engineering from the University of Madras.

     Dr. Mangalam Srinivasan has been on our board of directors since July 1991. She is a management consultant and a visiting professor at several U.S. universities. Dr. Mangalam Srinivasan holds a Ph.d. in technology from George Washington University, a master of business administration degree (international finance and organization) from the University of Hawaii, a master of arts degree (English) from Presidency College, Madras University and was an advanced special scholar (astronomy and physics) at the University of Maryland. Currently, Dr. Mangalam Srinivasan is an advisor to Center for Kennedy School of Government of Harvard University where she is a distinguished fellow.

     T. R. Anand has been our Senior Vice President--Vertical Business Unit--Telecom since November 2000. Prior to this, he was our Senior Vice President, Strategic Business Unit 3 from 1999. Before this, he was with IBM Global Services India (formerly Tata Information Systems Ltd.) as General Manager. Mr. Anand holds a bachelor of engineering degree from U.V.C.E., Bangalore and a post-graduate diploma in management (specialization in information systems) from Indian Institute of Management, Ahmedabad.

     Anil Kekre has been our Executive Vice President--Regional Business Unit--Europe since November 2000. Prior to this, he was our Senior Vice President, Strategic Business Unit 5 from 1997. Before this, he was with Tata Information Systems Ltd. as General Manager. Mr. Anil holds a master in technology (electronics and computer science) degree from Indian Institute of Technology, Kanpur and a master of business administration degree from the Faculty of Management Studies, New Delhi.

     Joseph Abraham has been our Director & Senior Vice President--Vertical Business Unit--US Federal Government since November 2000. Prior to this, he was our Senior Vice President, Strategic Business Unit 7 from 1998. Before this, he was with Tata Consultancy Services as Executive Vice President, Human Resources. Mr. Abraham holds a master of personnel management and industrial relations degree from Tata Institute of Social Services and a Differential Test Battery Certificate from Morrisby Institute, United Kingdom.

     Kalyan Rao K. has been our Executive Vice President & Chief Technical Officer--Vertical Business Unit--Telecom since November 2000. Prior to this, he was our Director and Chief Technical Officer from 2000. Before this, he served in various positions since joining our company in 1992. Mr. Kalyan Rao holds a master of engineering (ECE) degree from Indian Institute of Science, Bangalore.

     Manish Mehta has been our Senior Vice President--Vertical Business Unit--Manufacturing since November 2000. Prior to this, he was our Vice President, Strategic Business Unit 6 from 1997. Before this, he was with Datamatics Limited as Vice President and before that with Tata Consultancy Services for 14 years. Mr. Mehta holds a master of engineering (industrial development) degree from Birla Institute of Technology and Sciences, Pilani.

     C Mohan Eddy F. S. has been our Director--Horizontal Business Unit--Collaborative Enterprise Solutions since November 2000. Prior to this, he was a Director, Strategic Business Unit--Satyam Renaissance Consulting from 1995. Before this, he was with Advent Computer Services Limited as its Chief Executive Officer. He is also a director of Satyam Asia Pte Ltd. Mr. Mohan Eddy holds a bachelor of engineering degree and a post-graduate diploma in management from Indian Institute of Management, Calcutta.

     Murty A. S. has been our Director & Senior Vice President--Global Human Resources since November 2000. Prior to this, he was our Senior Vice President, Human Resources from 1999. Before this, he was our Senior Vice-President of Strategic Business Unit 1 since 1994. He is also a director of Satyam (Europe) Limited. Before joining our company, Mr. Murty worked for Tata Consulting Services for over 12 years. Mr. Murty holds a master of engineering degree from Indian Institute of Science, Bangalore.

     Prabhat G. B. has been our Director--Horizontal Business Unit--Enterprise Business Solution since November 2000. Prior to this, he was a Director, Strategic Business Unit--Satyam Renaissance Consulting from 1995. Mr. Prabhat holds a master of science (computer sciences) degree from Indian Institute of Technology, Chennai.

     Rakesh Bhatia has been our Senior Vice President--Horizontal Business Unit--IT Outsourcing since November 2000. Prior to this, he was one of our Vice Presidents from 1988 to 1991 and has been our Vice President--Strategic Business Unit 8 from 1998. Before this, Mr. Bhatia worked for Inspirations in Computing PL, AMP Insurance and EDS Australia from 1991 to 1998. Mr. Bhatia holds a bachelor of computer science degree from Harrow College of Technology, London.

     Ram Mynampati has been our Executive Vice President & Chief Operating Officer--Vertical Business Unit--Insurance, Banking & Financial Services, Healthcare since November 2000. Prior to this, he was our Executive Vice President, Strategic Business Units 1, 2 & 4 from 1999. Before this, he was with Metamor Global Solutions, USA as Senior Vice President, Operations. Mr. Mynampati holds a master of computer science degree from California State University.

     Sinha P. K. has been our Senior Vice President--Quality since 1999. Before this, he was our Vice President, Quality. Mr. Sinha holds a bachelor of engineering degree from Ranchi University and a master of business administration degree from Jamnalal Bajaj Institute, Mumbai.

     Srinivas V. has been our Senior Vice President & Chief Financial Officer since November 2000. Prior to this, he was our Vice President and Chief Financial Officer from 1998. Before this, he was our General Manager, Finance. Mr. Srinivas is a fellow member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. He is also an associate member of the Institute of Cost and Works Accountants of India. He is also a director of Satyam--GE Software Services Private Limited. In addition, he holds a bachelor of law degree and a master of commerce degree from Osmania University.

     Thiagarajan K. has been our Director & Senior Vice President--Corporate Planning and Strategy since April 2001. Prior to this, he was President--E Training of Satyam Infoway Ltd., since January, 2000. Before this, he was with Sanmar Weighing Systems Ltd., as President. Mr. Thiagarajan holds a Bachelor of Technology degree from Indian Institute of Technology, Chennai and Post Graduate Diploma in Business Management from Indian Institute of Management, Ahmedabad.

Compensation

Executive Compensation

     Under the Companies Act, our shareholders must approve the salary, bonus and benefits of all associate directors at an annual general meeting of shareholders. At our general meeting held in May 28, 1999, our shareholders approved the employment terms and conditions for each of our associate directors including the monthly salary, benefits, medical reimbursement and pension fund contributions. These terms are made for a five-year period. The employment terms of Mr. B. Ramalinga Raju, the chairman of our board of directors, and Mr. Rama Raju, our managing director and chief executive officer, were renewed for a period of five years with effect from April 1, 1999.

     No remuneration was paid to our non-executive directors. There are no loans to, or guarantees in favor of, directors.

     The following table sets forth all compensation awarded to, earned by or paid to Mr. B. Rama Raju, our managing director and chief executive officer, during fiscal 2001 for services rendered in all capacities to us. Mr. Raju was appointed managing director and chief executive officer of our company in 1991. With the exception of three executive officers who are serving overseas, none of our other executive officers earned a combined salary and bonus in excess of $100,000 during any of the last three fiscal years. With respect to the three overseas executive officers, we have not provided individual compensation information because their compensation is attributed predominantly to their overseas assignments, and if they were based in India, their individual compensation would not exceed $100,000. In accordance with the rules of the Securities Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and personal benefits constituted less than the lesser of $50,000 or 10.0% of the total of annual salary and bonuses in fiscal 2000. The total remuneration received by our executive officers and directors for their services to us for the fiscal year ended March 31, 2001 was $1.1 million. The total renumeration and the amounts in the following table are in dollars based on the noon buying rate of Rs.46.85 per dollar on March 31, 2001.

                                                                          Annual Compensation
                                                                          -------------------
Name and Principal Position                                             Salary    Bonus  Other(1)
---------------------------                                             ------    -----  --------
B. Rama Raju, Managing Director and Chief Executive Officer........     $35,859     --   $46,808

(1) Includes commissions, membership fees and housing allowance.

Option Grants In Last Year

     As of March 31, 2000, we had granted to our executive officers warrants to purchase 2,078,100 equity shares. As of March 31, 2001, the aggregate number of shares underlying warrants granted to our executive officers was 2,259,300 and no warrants have been granted to our directors.

Employee Benefit Plans

     We have instituted an incentive plan, and intend to institute additional incentive plans, to reward associates' performance through cash payments and, since September 1999, stock options. Associate performance is measured by reference to the associate's contribution to (1) profits and his or her tenure of service, (2) organizational development and (3) customer satisfaction. An associate must score a minimum number of points in each performance criterion to be eligible for a reward. Since the introduction of stock options, cash bonuses have decreased and we expect cash bonuses to continue to decrease in the future as we place more emphasis on the granting of stock options.

     Associate Stock Option Plan. The ASOP provides for the grant of warrants to eligible associates, entitling such associates to apply for and receive 10 equity shares of our company per warrant. All full-time associates of our company and our subsidiary companies are eligible associates.

     Our ASOP was approved at the annual general meeting of shareholders in May 1998. Associates may exercise warrants issued under the ASOP at the times and upon the dates determined by a committee of our board of directors. As of March 31, 2001, warrants to purchase 11,284,070 shares in Satyam Computer Services have been granted to associates pursuant to our ASOP, of which warrants to purchase 1,829,930 shares have been exercised. As of March 31, 2001, the Trust held 1,715,930 equity shares in Satyam Computer Services reserved for issuance upon the exercise of warrants which had not yet been granted by the Trust pursuant to our ASOP.

     The Trust acts as the operating agency for administering the ASOP. In accordance with the resolutions passed at our annual general meeting, we allotted to the Trust warrants for equity shares in an amount not to exceed 13,000,000 shares. The Trust holds these warrants on behalf of our associates and those of our subsidiaries. A committee of directors constituted and authorized by our board of directors, or advisory board, is in charge of studying and assessing eligible associates. The advisory board identifies and recommends associates to the Trust according to guidelines framed and approved by the board of directors. Factors considered for the assessment of associates are performance, organizational development and customer satisfaction. The advisory board can also recommend awards as incentives to new associates joining us, and to associates who have shown exceptional performance. On the recommendations of the advisory board, the Trust advises us of offer of warrants to identified associates.

     An associate must pay consideration of one rupee per warrant to the Trust before the warrant can be transferred to the associate. These warrants are non-transferable by the associate. However, if the associate ceases to be an associate of our company by reason of resignation, dismissal or severance, the warrants will be transferred back to the Trust for the same consideration paid by the associate. If the associate ceases to be an employee by retirement or death, the rights and obligations under the warrants accrue to the associate or his or her legal heirs. The conversion date of warrants is determined by the advisory board. The conversion price to be paid by the associate upon conversion has been determined by the board of directors under the SEBI guidelines to be Rs.450, or approximately $9.66 per share (translated at the noon buying rate of Rs.46.59 per $1.00 on February 28, 2001). The SEBI guidelines apply to the pricing of shares issued under employee stock option plans. Under the guidelines, the minimum exercise price to acquire shares under our ASOP is the higher of the following:

               (i) the average of the weekly high and low of the closing prices of the underlying shares quoted on the relevant Indian stock exchange during the six months period before the date which is 30 days before the date of our shareholders meeting at which the plan was approved (or April 24, 1998 in the case of our ASOP); and

               (ii) the average of the weekly high and low of the closing prices of the underlying shares quoted on the relevant Indian stock exchange during the two weeks period before the date which is 30 days before the date of our shareholders meeting at which the plan was approved (or April 24, 1998 in the case of our ASOP).

     Shares transferred to the associate after conversion from warrants become the absolute property of the associate. In the event of a bonus or rights issue or any other issue of securities to the existing holders, the warrant holders may be given an opportunity to exercise the conversion warrant, even before the conversion date to enable the warrant holder to be eligible for the issue of securities. Such shares allotted upon conversion would be in the custody of the Trust, to be released to the associate after the conversion date.

     Associates Stock Option Plan B. In May 1999, the shareholders at our annual general meeting approved the ASOP B. ASOP B provides for the grant of options to eligible associates, which entitles these associates to apply for and receive five equity shares of our company per option. All full-time associates of our company and our subsidiary companies are eligible associates. Options granted to eligible associates under the ASOP B become vested and exercisable within time periods selected by a committee of our board of directors.

     Under our ASOP B, 13,000,000 equity shares were set aside for associate stock options. Stock options carry a minimum vesting period decided by the committee of our board of directors. As of March 31, 2001, options to purchase 5,759,209 of our equity shares have been granted to associates under this plan.

     The ASOP B may be administered by a committee of the board. The committee has the power to determine the terms of the options granted, including the exercise price, the number of equity shares subject to each option, the exercisability thereof and the form of consideration payable upon such exercise (which may be less than the fair market value of our equity shares on the date of grant) in accordance with the SEBI guidelines described above. In addition, the committee has the authority to amend, suspend or terminate our ASOP B.

     ASOP ADR. Our ASOP ADR provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) and non-statutory options to acquire ADRs of Satyam Computer Services to our associates, officers and directors as well as to employees, officers and directors of our parent or subsidiary entities. The establishment of our ASOP ADR was approved at our annual general meeting of shareholders in May 1999, subject to a $25.0 million limit on the aggregate market value of the equity shares initially reserved pursuant to the ASOP ADR. Accordingly, the total equity shares reserved for issuance may be reduced by the board of directors from time to time to comply with the $25.0 million limit. All options under our ASOP ADR will be exercisable for ADSs represented by ADRs.

     Our ASOP ADR may be administered by the board of directors or a committee of the board. The committee has the power to determine the terms of the options granted, including the exercise price, the number of ADSs subject to each option, the exercisability thereof and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate our ASOP ADR, provided that no such action may affect any ADS previously issued and sold or any option previously granted under our ASOP ADR.

     Options granted under our ASOP ADR are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under our ASOP ADR must generally be exercised within three months of the end of the optionee's status as an associate of our company, but in no event later than the expiration of the option's term. In the event of an optionee's termination as a result of death or disability, the vesting and exercisability of the optionee's option will accelerate in full and the option must be exercised within 12 months after such termination, but in no event later than the expiration of the option's term. The exercise price of incentive stock options granted under our ASOP ADR must be at least equal to the fair market value of our ADSs on the date of grant. The exercise price of non-statutory stock options granted under our ASOP ADR must be at least equal to 90.0% of the fair market value of our ADSs on the date of grant. With respect to any participant owning stock possessing more than 10.0% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110.0% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under our ASOP ADR may not exceed 10 years.

     Our ASOP ADR provides that in the event of a merger of our company with or into another corporation, a sale of substantially all of our assets or a like transaction involving our company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the vesting and exercisability of each option will accelerate in full.

     IASOP. In fiscal 1999, Infoway established the IASOP which provides for the issuance of warrants to purchase Infoway shares to eligible associates of Infoway. The IASOP is substantially similar to the ASOP and is administered by an employee welfare trust, the Infoway Trust. Infoway issued to the Infoway Trust 825,000 warrants of Rs.1 each to purchase equity shares in Infoway. In turn, the Infoway Trust from time to time grants to eligible associates warrants to purchase equity shares held by or reserved for issuance to the Infoway Trust. As of March 31, 2001, warrants to purchase 565,220 shares have been granted to associates, and 200 warrants have been exercised. As of March 31, 2001, the Infoway Trust held warrants to purchase 259,780 equity shares of Infoway which had not yet been granted by the Infoway Trust to associates pursuant to its IASOP but are expected to be granted in the future. An associate must pay consideration of Rs.1 per warrant to the Infoway Trust and each warrant entitles the associate-holder to purchase one share of Infoway at an exercise price decided by the board of directors. The board of directors has determined that in no event will the exercise price be less than 90.0% of the market price of the shares on the Nasdaq National Market as of the grant date. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three year period from the date the warrants were issued to the associate. The exercise period for these warrants is 30 days from the vesting period. The intrinsic value of each warrant is the market price of the shares underlying the warrants on the date of the grant. The warrants allotted and the underlying shares are not subject to any repurchase obligations by Infoway. We account for the IASOP as a fixed warrant plan. We expect that the exercise price of warrants granted in the future will not be less than 90.0% of the fair market value of the underlying shares and therefore we do not expect to incur a compensation expense with respect to those future grants.

     VCI ASOP Plan. In April 2000, VCI established the VCI Stock Option Plan, or the VCI Plan. The VCI Plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) and non-statutory options to acquire shares of common stock of VCI to VCI employees, directors and consultants as well as to employees, directors and consultants of VCI's parent or subsidiary entities, including our employees, directors and consultants. The option price is determined by the board of directors at the time the option is granted, and, in the case of incentive stock options, in no event is less than the fair market value of the shares at the date of grant as determined by the board of directors. The shares acquired through the exercise of options are subject to the restrictions specified in the VCI Plan. Options generally vest over a four-year period and expire ten years from the date of grant.

     The VCI board of directors or a committee of the VCI board may administer the VCI Plan. Options granted under the VCI Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of options granted under the VCI Plan is determined by the administrator of the VCI Plan; provided that the exercise price of incentive stock options granted under the VCI Plan must be at least equal to the fair market value of VCI shares on the date of grant. With respect to any participant who owns stock possessing more than 10.0% of the voting power of all classes of VCI's outstanding stock, the exercise price of any incentive stock option granted must equal at least 110.0% of the fair market value of VCI's shares on the grant date. The term of options granted under the VCI Plan is determined by the administrator of the VCI Plan; provided that the term of any incentive stock option may not exceed 10 years, and may not exceed five years if granted to any participant owning more than 10.0% of the voting power of all classes of VCI 's outstanding stock.

     The VCI Plan provides that in the event of a merger of VCI with or into another corporation, a sale of substantially all of VCI's assets or a like transaction involving VCI, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the vesting and exercisability of each option will accelerate in full. A total of 25,000,000 shares of VCI common stock are currently reserved for issuance and as of March 31, 2001, options to purchase 919,400 shares in VCI have been granted to associates and 0 options have been exercised. The exercise prices of the prior options grants have been at fair value of the underlying shares. We expect that the exercise prices of all options granted under the VCI Plan will be equal to the fair market value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants.

     The SEBI guidelines, effective starting June 1999, has removed the limits on the amount of stock options or warrants a company can grant to its employees and the amount of discount to market price at which a company can grant such options. The guideline requires companies to account for the difference between the market price of its shares and the exercise price of its employee stock options as personnel expenses in its profit and loss accounts.

Board Practices

Board Composition

     Our Articles of Association set the minimum number of directors at three and the maximum number of directors at 12. We currently have six directors. The Companies Act and our Articles of Association require the following:

     .    at least two-thirds of our directors shall be subject to retirement;
          and

     . in any given year, at least one-third of these directors who are subject to retirement shall retire and be eligible for re-election at the annual meeting of our shareholders.

Messrs. B. Ramalinga Raju and B. Rama Raju are permanent directors and are not subject to retirement by rotation. The term of Mr. C. Srinivasa Raju expired and he was re-elected to an additional 4 year term at our AGM in June, 2001. The terms of Messrs. C. Satyanarayana, V.P. Rama Rao and Dr. Managalam Srinivasan will expire, and each of them is up for re-election to an additional 4 year term at our Annual General Meetings to be held in 2002, 2003 and 2004 respectively.

Board Committees

     The audit committee of board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the adequacy and effectiveness of the accounting and financial controls of our company and our accounting practices. The members of the audit committee are Mr. V.P. Rama Rao, Mr. C. Satyanaryana and Dr. Mangalam Srinivasan, each of whom is an independent director.

     The compensation committee of the board of directors determines the salaries and benefits for our executive directors and some of our executive officers and the stock options for all associates. The members of the compensation committee are Mr. V.P. Rama Rao, Mr. C. Satyanaryana and Dr. Mangalam Srinivasan, each of whom is an independent director.

     The investors grievance committee of the board of directors formed in January 2001 focuses on strengthening investor relations and addressing investors' concerns. The members of the committee are Mr. V.P. Rama Rao and Mr.
C. Satyanarayana, each of whom is an independent director, and Mr. B. Rama Raju, Managing Director and CEO of the Company.

Director Compensation

     Our Articles of Association provides that each of our directors shall receive a sitting fee not exceeding the maximum amount allowed under the Companies Act. Currently, our directors receive Rs.5,000 for every board and committee meeting. Independent directors do not receive any additional compensation for their service on our board of directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings.

Employment, Severance And Other Agreements

     Our Articles of Association provides that directors are appointed by the shareholders by resolutions passed at general meetings; however, the board of directors has the power to appoint additional directors for a period up to the date of the next annual general meeting. Executive officers are appointed by the management. There are no severance and other agreements.

Employees

     Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled technical associates. We offer competitive salaries, incentive pay, including, since May 1998, stock options, extensive training, an entrepreneurial work environment and opportunities to work overseas. As of March 31, 2001, we had 8,593 employees whom we refer to as "associates," including 7,798 technical associates. We had 3,583 and 5,107 associates as of March 31, 1999 and 2000, respectively. As of date, we had none of our associates are represented by a union. We believe that our relationship with our associates is good.

     Recruiting. We recruit top graduates from the engineering departments of India's universities and engineering and technical colleges. India has over 1,500 such schools and, with the rapid growth of the IT services industry in India, the number of students pursuing education in software engineering has increased in recent years. This has allowed us to recruit from a large pool of qualified applicants who undergo our demanding selection process involving a series of tests and interviews. In fiscal 2000, we received approximately 32,000 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 2,400 and extended job offers to 1,336, of whom 1,073 joined our company. In fiscal 2001, we received approximately 25,000 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 15,000 and extended job offers to 5,458 of whom 3,660 joined our company.

     Training of associates. We devote significant resources to training our associates. We established the Satyam Learning Center, which is responsible for conducting training programs. To assist our technical associates to better understand and implement new technologies, each new technical associate must participate in a three to six-month software engineering training program and all technical associates are expected to undertake between 40 and 80 hours per year of development training. Through such ongoing training, we build the competencies in emerging disciplines necessary to meet customers' project needs. At the Satyam Learning Center, some of our technical associates are currently undergoing training in new and emerging technologies, such as Visual Basic, Visual C++, Java, COM/DCOM, IIS, MTS, SQL-Server 2000 and Oracle 8i. This expertise allows us the flexibility to ramp up to meet the demands of particular projects and to redeploy our personnel among projects. We also recruit managers in non-software engineering fields for positions as project leaders and project managers and provide them with extensive training, usually over a six-month period, in software engineering and project management skills. To focus our associates on selecting the best technologies to match customer requirements, all of our associates are also required to undergo a customer orientation program.

     Retention. To attract, retain and motivate our associates, we seek to provide an environment that rewards entrepreneurial initiative and performance. We also provide competitive salaries and benefits as well as incentives in the form of cash bonuses and stock options. In fiscal 1999, fiscal 2000 and fiscal 2001, we experienced associate attrition at a rate of 15.4%, 12.9% and 15.1%, respectively. As the pool of software engineers in India becomes larger and as we increase the opportunities for our associates to work overseas, either for onsite work at the customers' premises or in the offsite centers which we are establishing as one of our strategic priorities, we believe our current rates of turnover will continue.

     At any given time, approximately 15% of our technical associates are working overseas, either onsite at customer premises or at our offsite centers, while the balance are working in the offshore centers in India. On average, approximately 12.1%, 14.5% and 17.6% of our technical associates worked overseas, primarily in the United States, in fiscal 1999, fiscal 2000 and fiscal 2001, respectively. As at March 31, 2001, we employed 180 technical and 24 support staff in our seven offsite centers in the United States, Japan, the United Kingdom and Singapore. We have staffed the offsite centers mainly through local hiring, supplemented by associates from India. Our professionals who work onsite at customers' premises in the United States on temporary and extended assignments are typically required to obtain visas. H-1B visas are generally used for sending personnel to the United States for onsite work, and L-1 visas are typically used only for inter-company transfers of high level managers. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year and in recent years this limit has been reached well before the end of the fiscal year. We are generally able to obtain H-1B and L-1 visas within two to four months of applying for such visas, which remain valid for three years and can be extended for a further three years. We plan for our visa requirements by forecasting our annual needs for such visas in advance and applying for such visas as soon as practicable. We do not anticipate any problems obtaining enough visas for our needs in the current U.S. government fiscal year. In addition, we utilize L-1 visas whenever available and redeploy existing H-1B visa holders to minimize the number of new H-1B visas we need.

Share Ownership

     The following table sets forth information with respect to the beneficial ownership of our equity shares as of July 26, 2001 by each of our directors and our chief executive officer and all of our directors and executive officers as a group. The table gives effect to equity shares issuable within 60 days of July 26, 2001 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

                                                                                           Equity
                                                                                           ------
                                                                                           Shares
                                                                                           ------
                                                                                        Beneficially
                                                                                        ------------
                                                                                            Owned
                                                                                            -----
  Beneficial Owner                                                    Number               Percent
  ----------------                                                    ------               -------
B. Rama Raju...................................................      15,102,000/(1)/           4.9
B. Ramalinga Raju..............................................      13,746,000/(2)/           4.4
C. Srinivasa Raju..............................................       6,050,000/(3)/           2.0
V.P. Rama Rao..................................................            --                 --
C. Satyanarayana...............................................         20,000                 *
Dr. Mangalam Srinivasan........................................            --                 --
All directors and executive officers as a group (19 persons)          36,614,145             11.8

(1) Includes 3,874,000 equity shares held by B. Rama Raju's wife, B. Radha Raju. B. Rama Raju disclaims beneficial ownership of any equity shares held by B. Radha Raju.
(2) Includes 4,047,000 equity shares held by B. Ramalinga Raju's wife, B. Nandini Raju. B. Ramalinga Raju disclaims beneficial ownership of any equity shares held by B. Nandini Raju.
(3) Includes 17,500 equity shares held by Chintalapati Holdings Private Limited in which C. Srinivasa Raju owns 50% holding. C. Srinivasa Raju disclaims beneficial-ownership of any equity shares held by Chintalapati Holdings Private Limited.
*    Less than 0.1% of total

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share Ownership

     The only person or group of affiliated persons who is know to us to beneficially own 5% or more of our equity shares as of July 26, 2001 is Unit Trust of India which holds 6.8%. United Trust of India has the same voting rights as our other shareholders.

     As of August 3, 2001, 295,260 of our equity shares, representing 0.10% of our outstanding shares, were held by a total of 97 holders of record with addresses in the United States. As of July 31, 2001, 16,675,000 of our ADSs (representing 33,350,000 equity shares), representing 10.8% of our outstanding equity shares, were held by a total of 2,101 record holders with addresses in the United States . Since certain of these equity shares and ADSs were held by brokers and other nominees, the number of record holders in theUnited States. may not be representative of the number of beneficial holders or where the beneficial holders are resident.

Related Party Transactions

Satyam Enterprise Solutions Limited

     We formed SES with Mr. C. Srinivasa Raju pursuant to a shareholders' agreement entered into on April 11, 1996. Under this agreement, we agreed to contribute 80.0% of the equity capital of SES and Mr. C. Srinivasa Raju agreed to contribute equity in the remaining 20.0%. On March 31, 1999, the paid-up share capital of SES was 4.2 million shares, of which 800,000, or 19.0%, was owned by Mr. C. Srinivasa Raju. In April 1999, the board of directors of both companies agreed to merge SES into Satyam Computer Services. In our extraordinary general meeting of shareholders on May 28, 1999, our shareholders approved the merger of SES with our company. In August 1999, the High Court of Andhra Pradesh gave final approval for the merger.

     We consummated the merger in September 1999. We engaged an independent appraiser to value the equity shares of SES on a stand alone basis. Based upon the valuation of SES by the appraiser, we used an exchange ratio of 10 shares (adjusted for the September 1, 1999 two-for-one stock split and the August 25, 2000 five-for-one stock split) of Satyam Computer Services to one share of SES to issue 8,000,000 shares of our equity shares to Mr. Srinivasa Raju, one of our directors, in exchange for the 19.0% of the equity shares of SES he owned.

Joint Ventures

     In December 1998, we entered into a joint venture with GE Pacific (Mauritius) Ltd, an affiliate of GE Industrial Systems. The joint venture company, called Satyam-GE Software Services Private Limited, provides GE Industrial Systems with engineering design services, software development and system maintenance. Under our joint venture agreement, we granted GE Pacific an option to purchase our interest in the joint venture. Subject to the joint venture meeting performance targets and other conditions, GE Pacific will buy out our interest in the joint venture in 2001 for a purchase price of $4.0 million.

     For fiscal 2000 and fiscal 2001, we provided infrastructure and other services to Satyam-GE, which amounted to $539 thousand and $461 thousand respectively. Software services provided by Satyam-GE to us amounted to $48 thousand in fiscal 1999, $182 thousand in fiscal 2000 and 0 in fiscal 2001. As of March 31, 2001, Satyam-GE owes $631 thousand to us.

Director and Executive Officer Loan Guarantees

     We have entered into loan agreements with the Industrial Development Bank of India, Export-Import Bank of India, The Global Trust Bank Limited and Vijaya Bank. As of March 31, 2001, our loans range in amount from Rs.15 million ($0.4 million) to Rs.624 million ($14.7 million), totaling $25.4 million in the aggregate, with interest rates ranging from 8.6% to 15.9% per annum, with a weighted average interest rate of 13.7%. These loans have been repaid mainly out of funds from our ADS offering in May 2001 and out of funds generated from operations. Our directors, Mr. B. Rama Raju, managing director and chief executive officer, and Mr. B. Ramalinga Raju, chairman of the board of directors, have each provided personal guarantees for the repayment of such loans at no cost to our company.

Item 8. FINANCIAL INFORMATION

Financial Statements

     We have elected to provide financial statements pursuant to Item 18 of Form 20-F.

Legal Proceedings

     As of the date of this document, we are not a party to any legal proceedings that could reasonably be expected to seriously harm our company.

Dividends

     Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended, by the board of directors. However, approval of shareholders is not required for distribution of Interim dividend. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. We paid out dividends of Rs.54.0 million ($1.3 million), Rs.91.6 million ($2.2 million), Rs.120.0 million ($2.8 million), Rs.187.8 million ($4.1 million) and 123.7 million ($ 2.7 million.) in fiscal 1998, fiscal 1999, fiscal 2000, fiscal 2001 and fiscal 2002 (in July) respectively. These dividends include interim dividends for the current fiscal year and dividends paid with respect to previous fiscal year. Under Indian law, dividends are declared with respect to the shares outstanding during the prior fiscal year and are paid in the subsequent fiscal year after approval by shareholders in the Annual General Meeting. The dividend is paid on the outstanding shares as at the end of fiscal year and is prorated for shares issued during the fiscal year to take into account the amount of time such shares have been issued. For example, our ADSs were issued in May, 2001 and therefore our ADS holders were not entitled to receive the dividend payment made on July 14, 2001 for the fiscal year ended March 31, 2001. However, the ADS holders will be entitled to receive their share of any dividends for the fiscal year ending March 31, 2002 prorated from May until March.. Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Some of our loan documents restrict us from paying dividends other than from profits generated from the then current fiscal year.

     Owners of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the depositary in rupees and, will generally be converted by the depositary into U.S. dollars and distributed, net of depositary fees and expenses, to the holders of such ADSs.

Item 9. THE OFFER AND LISTING

Trading Markets

     Our equity shares are traded in India on the Stock Exchange, Mumbai, the National Stock Exchange and the Hyderabad Stock Exchange. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the New York Stock Exchange. Each ADS represents one-fourth of one equity share. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a Deposit Agreement.

     The number of outstanding equity shares (including the underlying shares for ADSs) in our company as of July 26, 2001 was 309,627,300. As of July 26, 2001, there were 16,675,000 ADSs outstanding (representing 33,350,000 equity shares).

Price History

     The information presented in the table below represents, for the periods indicated: (1) the reported high and low sales prices quoted in Indian rupees for the equity shares on the BSE; and (2) the imputed high and low sales prices for the equity shares based on such high and low sales prices, translated into U.S. dollars based on the noon buying rate on the last date of each period presented.

                                                     Rupee Price per               U.S. Dollar Price
                                                     ---------------               -----------------
                                                    Equity Share/(1)//(2)/         Per Equity Share
                                                    ----------------------         ----------------
Annual high and low market prices Fiscal            High            Low           High            Low
-----------------------------------------       --------------  -------------  -----------     ---------
Year Ended March 31,
--------------------
1999                                               Rs.169.50      Rs. 34.58        $3.94           $0.58
2000                                                1,445.99          99.20        33.13            2.28
2001                                                  901.98         291.50        20.18            3.84


Quarterly high and low market prices

2000

   First Quarter............................          175.18          99.20         4.03            2.28
   Second Quarter...........................          228.59         117.31         5.24            2.69
   Third Quarter............................          459.80         221.00        10.57            5.08
   Fourth Quarter...........................        1,445.99         453.95        33.13           10.40


2001

   First Quarter............................          901.98         383.96        20.18            8.59
   Second Quarter...........................          680.00         420.15        14.76            9.12
   Third Quarter............................          511.00         291.50        10.93            6.23
   Fourth Quarter...........................          429.70         179.00         9.22            3.84


2002

   First Quarter............................          271.95         148.60         5.77            3.15



                                                            Price Range
                                                   -----------------------------
Month high and low market prices                       High             Low
--------------------------------                   -------------    ------------
January 2001...................................       Rs. 429.70       Rs310.25
February 2001..................................       424.50           294.00
March 2001.....................................       353.00           179.00
April 2001.....................................       271.95           160.00
May 2001.......................................       254.25           201.60
June 2001......................................       222.35           148.60
July 2001......................................       198.80           145.00

June 2001......................................       222.35           148.60

(1) Data derived from the BSE website. The prices and volumes quoted on the National Stock Exchange and the Hyderabad Stock Exchange may be different.

(2) The BSE does not adjust historical price quotations for stock dividends and stock splits. However, for comparative purposes, the price per equity share data above is adjusted for the September 1, 1999 two-for-one stock split which took effect on the BSE on August 16, 1999 and the August 25, 2000 five-for-one stock split which took effect on the BSE on August 7, 2000. The average daily equity share trading volume has not been adjusted.

     Our ADSs commenced trading on the New York Stock Exchange on May 15, 2001 at an initial offering price of $9.71 per ADS. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs:

                                                                Price Range
                                                        -----------------------
     Fiscal Year ended March 31, 2002                       High       Low
     --------------------------------                   -----------  ----------
     First Quarter (beginning May 15).................  $    12.57      $7.90
     May (beginning May 15)...........................       12.57      10.26
     June ............................................       10.98       7.90
     July ............................................        9.80       7.02
     August (to August 3) ............................        8.20       7.24

     The last reported price of our ADSs on the New York Stock Exchange on August 3, 2001 was $8.10 per ADS.

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     The following are summaries of our Articles of Association and Memorandum of Association and the Companies Act which govern our affairs. Our Articles of Association provides that the regulations contained in Table "A" of the Companies Act apply to our company, so long as the regulations do not conflict with the provisions of our Articles of Association. We have filed complete copies of our Memorandum of Association and Articles of Association, as well as Table "A" of the Companies Act, as exhibits to our registration statement on Form F-1 filed with the Securities and Exchange Commission on May 7, 2001 (Registration No. 333-13464).

Objects and Purposes

     Under clause III(A) of our Memorandum of Association, the main objectives of our company include, but are not limited to:

  . manufacturing and selling computer systems, peripherals, accessories, consumables and other computer products;

  . designing and developing computer systems and applications software for our own use and for sale and designing and developing systems and applications software for or on behalf of manufacturers, owners and users of computer systems and digital or electronic equipment; and

  . providing electronic data processing centers, word processing, software consultancy, system studies, management consultancy, feasibility studies and computer training.

Board of Directors

     At each annual general meeting at least, one-third of our directors must retire from office by rotation. A retiring director is eligible for re-election and the directors to retire every year are those who have been longest in office since their last re-election or appointment. No shares are required to be held by a director for qualification as a director. In addition, save in respect of the following managerial personnel, there are no age-limit requirements for serving on our board of directors. Under the Companies Act, no person under the age of 25 or over the age of 70 is eligible for appointment as a managing director or a whole-time director or a manager of our Company, provided that persons under the age of 25 or over age 70 may be appointed with either the approval of our shareholders by a special resolution or with the approval of the Central Government. Under the Company's Act, our directors must refrain from participating in discussions and voting on any matters in which they are interested party. In addition, directors are also required to disclose such interests, if any, at meetings of the board of director.

Managerial Remuneration

     Under the Companies Act, the remuneration payable to our directors is to be determined either by the articles of the company or by an ordinary resolution passed by the company in the general meeting, unless the articles require a special resolution for the same.

     As a public company, the total managerial remuneration in any year cannot exceed 11 per cent of our profits in that year. In addition, the remuneration payable to a managing or any whole-time director in any year cannot exceed 5 per cent of our net profits in that year. If there is more than one managing or whole-time director, then the aggregate remuneration to all of them cannot exceed 10 per cent of ournet profits.

     In addition, where a company has made no or inadequate profits, there are additional limits on the maximum remuneration payable to the directors. Approval of the Central Government would be required for payment of remuneration in excess of the limits prescribed.

     Under our Articles of Association, our board of directors may, at its discretion and by means of a resolution, borrow funds on behalf of the company, create mortgages or liens on the company's property or uncalled capital and issue debentures. However, the Companies Act imposes some restrictions on the powers of the board to act without the consent of the shareholders including, for example, the ability to borrow money beyond the aggregate of our paid up capital and free reserves.

Equity Shares

     Our authorized share capital is 375,000,000 equity shares, par value Rs.2 per share. The equity shares are our only class of share capital. However, our Articles of Association and the Companies Act permit us to issue preference shares in addition to the equity shares. The rights attached to a class of shares may, subject to the provisions of the Companies Act, be varied only with either the written consent of the holders of 75% of the issued shares of that class or by special resolution passed at a separate meeting of the holders of that class.

     Our equity shares are under the control of our board of directors, who may, with prior approval from the shareholders at a general meeting, allot or otherwise dispose of new equity shares in its discretion, including allotments of shares at a premium or discount in accordance with the provisions of the Companies Act. Our Articles of Association permit our board of directors to make calls on our equity shares, but only in respect of unpaid amounts unpaid on equity shares which are not fully paid-up. All of our issued and outstanding equity shares are fully paid-up.

Dividends

     We paid out dividends of Rs.54.0 million ($1.3 million) in fiscal 1998, Rs.91.6 million ($2.2 million) in fiscal 1999, Rs.120.0 million ($2.8 million) in fiscal 2000 and Rs. 187.8 million ($ 4.1 million) in fiscal 2001.

     Under the Companies Act, unless our board of directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the board, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company's equity shares. The dividend recommended by the board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles of Association and the Companies Act, our board has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depositary), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed during or before the annual general meeting or to his order or his banker's order.

     Under the Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend and/or interim dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend and/or interim dividend greater than 10.0% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend and/or interim dividend may be declared for such year out of the accumulated profits, subject to the following conditions:

     . the rate of dividend to be declared may not exceed 10.0% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

     . the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10.0% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

     . the balance of reserves after withdrawals shall not fall below 15.0% of its paid up capital.

     For additional information regarding dividends, please see "Item 8. Financial Information - Dividends." A tax of 10.2%, including the presently applicable surcharge, of the total dividend declared, distributed or paid for a relevant period is payable by our company. For additional information regarding this tax, please see "Item 5. Operating and Financial Review and Prospects - Income Tax Matters."

Bonus Shares

     In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares, which are similar to a stock dividend. The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board. Shareholders of record on a fixed record date are entitled to receive such bonus shares. The last Bonus shares issued by us, was in September 1999.

Preemptive Rights and Issue of Additional Shares

     The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. For approval, a special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. If we issue equity shares and a special resolution is not approved by our shareholders, the new shares must first be offered to the existing shareholders as of a fixed record date. The offer must include: (1) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (2) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. Our board is authorized under the Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to our company.

Annual General Meetings of Shareholders

     We must convene an annual general meeting of shareholders within six months after the end of each fiscal year to adopt the accounts for such fiscal year and to transact other businesses and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10.0% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the day of mailing) before the date of the general meeting to the shareholders on record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting. Our Articles of Association provides that a quorum for a general meeting is the presence of at least five shareholders in person.

     The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located; meetings other than the annual general meeting may be held at any other place if so determined by the board. Our registered office is located at Mayfair Centre, S P Road, Secunderabad 500 003, Andhra Pradesh, India.

Voting Rights

     At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10.0% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up value of at least Rs.50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholder. The chairman of our board has a deciding vote in the case of any tie.

     Any shareholder may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours before the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

     Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, special resolutions such as amendments to our Articles of Association and the object clause of the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution. Under a recent amendment to the Indian Companies Act, certain resolutions may and certain resolutions must be passed by means of a postal ballot instead of a vote at a meeting of shareholders.

Audit and Annual Report

     At least 21 days before the date of the annual general meeting of shareholders (excluding the day of mailing), we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of the board and the auditors, together with a notice convening the annual general meeting. Under the Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Andhra Pradesh, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information, within 60 days of the conclusion of the meeting.

Register of Shareholders; Record Dates; Transfer of Shares

     We maintain a register of shareholders. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period before the annual general meeting. The date on which this period begins is the record date.

     To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act and our listing agreements with the Indian stock exchanges require us to give at least seven days' prior notice to the public before such closure. We may not close the register of shareholders for more than 30 consecutive days, and in no event for more than 45 days in a year.

     Following the introduction of the Depositories Act, 1996, and the repeal of
Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Because we are a public company, the provisions of Section 111A apply to us. Our Articles currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within one month after receipt of the application for registration of transfer by our company. In accordance with the provisions of Section 111A(2) of the Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board, or CLB. Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

     There are no maximum limits on foreign direct equity participation in the business in which our Company is engaged. With regard to share transfers, if a person resident outside India were to sell its shares to a person resident in India, approval of the RBI would be required unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. For additional information regarding ownership restrictions, please see "Investment by Foreign Institutional Investors" below.

     Our shares in excess of 500 are required to be transferred in dematerialized form. Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by a duly stamped instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates.

     We have entered into listing agreements with three of the Indian stock exchanges: the BSE, the National Stock Exchange and the Hyderabad Stock Exchange. Clause 40A of each of the listing agreements provides that if an acquisition of a listed company's shares results in the acquirer and its associates holding 5.0% or more of the company's outstanding equity shares or voting rights, the acquirer must report its holding to the company and the relevant stock exchanges. If an acquisition results in the acquirer and its associates holding equity shares that have 15.0% or more of the voting rights, then the acquirer must, before acquiring such equity shares, make an offer, in accordance with clause 40B of the listing agreements, on a uniform basis to all remaining shareholders of the company to acquire equity shares that have at least an additional 20.0% of the voting rights of the total equity shares of the company at a prescribed price. The acquisition of shares of a company listed on an Indian stock exchange may be subject to regulations governing takeovers of Indian companies. Although clauses 40A and 40B and such regulations will not apply to the equity shares so long as they are represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the deposit agreements.

Disclosure of Ownership Interest

     Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to us details of the holder of record and the nature and details of the beneficial owner's interest in the shares. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs.1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which the declaration has not been made. While it is unclear under Indian law whether
Section 187C applies to holders of ADSs, investors who exchange ADSs for the underlying equity shares will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with the notification and disclosure obligations pursuant to the provisions of the deposit agreement covering the ADSs.

Company Acquisition of Equity Shares

     Under the Companies Act, approval of at least 75.0% of our shareholders voting on the matter and approval of the High Court of Andra Pradesh is required to reduce our share capital. We may, under some circumstances, acquire our own equity shares without seeking the approval of the High Court. However, we would have to extinguish any shares we have so acquired within the prescribed time period. Generally, a company is not permitted to acquire its own shares for treasury operations. An acquisition of our own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Companies Act and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations.

Liquidation Rights

     Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid up on those equity shares. All surplus assets after payments due to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

Takeover Code

     Disclosure and mandatory bid obligations under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, the Takeover Code, which prescribes the thresholds or trigger points that give rise to these obligations. The Takeover Code is under constant review by the Securities and Exchange Board of India and was recently amended.

     The most important features of the Takeover Code, as amended, are as follows:

     Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, either by himself or with any person acting in concert) who acquires shares or voting rights that would entitle him to more than 5.0% of the shares or voting rights in a company is required to disclose the aggregate of his shareholding or voting rights in that company to the company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed) within four working days of (a) the receipt of allotment information, or (b) the acquisitions of shares or voting rights, as the case may be.

     . A person who holds more than 15.0% of the shares or voting rights in any company is required to make annual disclosure of his holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed).

     . Promoters or persons in control of a company are also required to make annual disclosure of their holdings in the same manner.

     . An acquirer cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by him or by persons acting in concert with him) would entitle such acquirer to exercise 15.0% or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire a further 20.0% of the shares of the company.

     . An acquirer who, together with persons acting in concert with him, holds between 15.0% and 75.0% of the shares cannot acquire additional shares or voting rights that would entitle him to exercise a further 5.0% of the voting rights in any period of 12 months unless such acquirer makes a public announcement offering to acquire a further 20.0% of the shares of the company.

     . Any further acquisition of shares or voting rights by an acquirer who holds 75.0% of the shares or voting rights in a company triggers the same public announcement requirements.

     . In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer acting in concert cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20.0% of the shares of the company.

     The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

     The Takeover Code permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit in an escrow account a percentage of the total consideration which amount will be forfeited if the acquirer does not fulfill his obligations. In addition, the Takeover Code introduces the "chain principle" by which the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each subsidiary company which is listed.

     The general requirements to make such a public announcement do not, however, apply entirely to bail-out takeovers when a promoter (i.e., a person or persons in control of the company, persons named in any offer document as promoters and specified corporate bodies and individuals) is taking over a financially weak company but not a "sick industrial company" pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A "financially weak company" is a company which has at the end of the previous financial year accumulated losses, which have resulted in erosion of more than 50.0% but less than 100.0% of the total sum of its paid up capital and free reserves at the end of the previous financial year. A "sick industrial company" is a company registered for more than five years which has at the end of any financial year accumulated losses equal to or exceeding its entire net worth.

     The Takeover Code does not apply to acquisitions involving the acquisition of shares (i) by allotment in a public, rights and preferential issue, (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of customers, (iv) in unlisted companies,
(v) pursuant to a scheme of reconstruction or amalgamation or (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledgee. In addition, the Takeover Code does not apply to the acquisition of ADSs so long as they are not converted into equity shares.

Material Contracts

     Except as described herein, we have not entered into any material contracts, other than contracts entered into in the ordinary course of business. For a description of Satyam's material joint venture agreement with TRW Inc., please see "Item 5.-Operating and Financial Review and Prospects-Joint Venture with TRW Inc.".

Exchange Controls

     General

     Prior to June 1, 2000, investment in Indian securities was regulated by the Indian Foreign Exchange Regulation Act, 1973. Under Section 29(1)(b) of the Indian Foreign Exchange Regulation Act, 1973, no person or company resident outside India that is not incorporated in India (other than a banking company) could purchase the shares of any company carrying on any trading, commercial or industrial activity in India without the permission of the Reserve Bank of India. Also, under Section 19(1)(d) of the Indian Foreign Exchange Regulation Act, 1973, the transfer and issuance of any security of any Indian company to a person resident outside India required the permission of the Reserve Bank of India. Under Section 19(5) of the Indian Foreign Exchange Regulation Act, 1973, no transfer of shares in a company registered in India by a non-resident to a resident of India was valid unless the transfer was confirmed by the Reserve Bank of India upon application filed by the transferor or the transferee. Furthermore, the issuance of rights and other distributions of securities to a non-resident also requires the prior consent of the Reserve Bank of India. However, the Reserve Bank of India has issued notifications over the past few years relaxing the restrictions on foreign investment in Indian companies.

     As of June 1, 2000, the Indian Foreign Exchange Regulation Act, 1973 was replaced by the Indian Foreign Exchange Management Act, 1999. The Indian Foreign Exchange Management Act, 1999 contains provisions regarding current account convertibility and amendments to the definition of a resident of India. However, some of the preexisting controls and restrictions on capital account transactions remain in force. While many of the restrictions imposed by the Indian Foreign Exchange Regulation Act, 1973 have been relaxed under this new legislation, the Notifications and Guidelines issued by the Reserve Bank of India which are not inconsistent with the Indian Foreign Exchange Management Act, 1999 continue to be in force. The purchase and the transfer of shares of Indian companies continues to be regulated by the RBI. Therefore, transaction involving foreign investment in Indian securities is regulated by the provisions of the Indian Foreign Exchange Management Act, 1999 and continues to be regulated by the Reserve Bank of India.

     ADR Guidelines

     Shares of Indian companies represented by ADSs are no longer required to be approved for issuance to foreign investors by the either Ministry of Finance or the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as modified from time to time, notified by the Government of India. This change was effected through the guidelines for ADR and GDR issues by Indian companies issued by the Ministry of Finance on January 19, 2000 and a notification issued by the Reserve Bank of India. Hence we do not require the approval of the Ministry of Finance and the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. However, we will be required to furnish full particulars of the issue, including the underlying equity shares representing the ADRs, to the Ministry of Finance and the Reserve Bank of India within 30 days of the completion of an offering.

     The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme also affords to owners of ADSs the benefits of Section 115AC of the Indian Income-tax Act, 1961 for purposes of the application of Indian tax law. For additional information, please see "Taxation -- Indian Taxation."

     Foreign Direct Investment

     Currently, due to recent changes in Indian policy, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, and overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, in Indian companies do not require the approval of the Foreign Investment Promotion Board, or FIPB, a body formed by the Government of India to negotiate with large foreign companies interested in making long-term investments in India. Furthermore, henceforth no prior approval of the Reserve Bank of India is required although a post-investment declaration in giving details of the foreign investment in the company pursuant to the ADR issue must be filed with the Reserve Bank of India within thirty days of our ADR offering.

     In cases where FIPB approval is obtained, no prior approval of the Reserve Bank of India is required, although a declaration in the prescribed form as mentioned above must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company. In cases where no prior approval of the FIPB is required, prior approval of the Reserve Bank of India would also not be required. However, a declaration in the prescribed form giving details of the foreign investment must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company.

     In May 1994, the Government of India announced that purchases by foreign investors of ADSs and foreign currency convertible bonds of Indian companies will be treated as foreign direct investment in the equity issued by Indian companies for such offerings.

     In November 1998, the Reserve Bank of India issued a notification to the effect that foreign investment in preferred shares will be considered as part of the share capital of a company and the provisions relating to foreign direct investment in the equity shares of a company discussed above would apply. Investments in preferred shares are included as foreign direct investment for the purposes of sectoral caps on foreign equity, if such preferred shares carry a conversion option. If the preferred shares are structured without a conversion option, they would fall outside the foreign direct investment limit.

     The discussion on the foreign direct investment regime in India set forth above applies only to a new issuance of shares made by Indian companies, not to a transfer of shares.

     Notwithstanding the foregoing, the terms of Infoway's Internet service provider license provide that the maximum total foreign equity investment in our company is 49%.

  Investment by Non-Resident Indians and Overseas Corporate Bodies

     A variety of special facilities for making investments in India in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or non-resident Indians, and to overseas corporate bodies ("OCBs"), at least 60% owned by such persons. These facilities permit non-resident Indians and overseas corporate bodies to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by foreign direct investors described above.

     Apart from portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also invest in Indian companies through foreign direct investments. For additional information, please see "--Foreign Direct Investment.". Under the foreign direct investment rules, non-resident Indians and overseas corporate bodies may invest up to 100% in high-priority industries in which other foreign investors are permitted to invest only up to 50%, 51%, 74% or 100%, depending on the industry category.

  Investment by Foreign Institutional Investors

     In September 1992, the Government of India issued guidelines which enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to make portfolio investments in all the securities traded on the primary and secondary markets in India. Under the guidelines, foreign institutional investors must obtain an initial registration from the Securities and Exchange Board of India to make these investments. Foreign institutional investors must also comply with the provisions of the Securities Exchange Board of India Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the foreign institutional investor also obtains general permission from the Reserve Bank of India to engage in transactions regulated under the Indian Foreign Exchange Regulation Act. Together, the initial registration and the Reserve Bank of India's general permission enable the registered foreign institutional investor to buy, subject to the ownership restrictions discussed below, and sell freely securities issued by Indian companies whether or not they are listed, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. The foreign institutional investor regulations also set out the general obligations and responsibilities and investment conditions and restrictions applicable to foreign institutional investors. One such restriction is that unless the foreign Institutional Investor is registered as a debt fund with the Securities Exchange Board of India, the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of a foreign institutional investor in India.

     Apart from making portfolio investments in Indian companies as described above, foreign institutional investors may direct foreign investments in Indian companies. For additional information, please see "--Foreign Direct Investment."

  Ownership Restrictions

     The Securities and Exchange Board of India and Reserve Bank of India regulations restrict portfolio investments in Indian companies by foreign institutional investors, non-resident Indians and overseas corporate bodies, all of which we refer to as foreign portfolio investors. The Reserve Bank of India issued a circular in August 1998 stating that foreign institutional investors in aggregate may hold no more than 30% of the equity shares of an Indian company and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24% of the equity shares of an Indian company, and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. The 24% limit referred to above may be increased to 40% if the stockholders of the company pass a special resolution to that effect. The Reserve Bank of India circular also states that no single foreign institutional investor may hold more than 10% of the shares of an Indian company and no single non-resident Indian or overseas corporate body may hold more than 5% of the shares of an Indian company.

     There is uncertainty under Indian law about the tax regime applicable to foreign institutional investors that hold and trade ADSs. Foreign institutional investors are urged to consult with their Indian legal and tax advisers about the relationship between the foreign institutional investor regulations and the ADSs and any equity shares withdrawn upon surrender of ADSs.

     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 approved by the Securities and Exchange Board of India in January 1997 and notified by the Government of India in February 1997, which replaced the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Resolutions, upon the acquisition of more than 5% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other stockholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the new regulations. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code. However, since we are an unlisted company, the provisions of the new regulations will not apply to us. If our shares are listed on an Indian stock exchange in the future, the new regulations will apply to the holders of our ADSs.

     Open market purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require Government of India approval on a case-by-case basis.

  Voting Rights of Deposited Equity Shares Represented by ADSs

     Holders of ADSs generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by the related ADSs.

     At our request, the depositary bank will mail to the holders of ADSs any notice of stockholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

     If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received by holders of a majority of the ADSs for which the depositary bank receives voting instructions.

     Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that ADS holders will receive voting materials in time to enable them to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted except as discussed above.

Taxation

  Indian Taxation

     General. The following relates to the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not. We refer to these persons as non-resident holders. The following is based on the provisions of the Income-tax Act, 1961, including the special tax regime contained in
Section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC may be amended or changed by future amendments of the Income-tax Act.

     This section is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances, and potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

     Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

     .    a period or periods amounting to 182 days or more; or

     . 60 days or more and, in case of a citizen of India or a person of Indian origin, who, being outside India, comes on a visit to India, is in India for 182 days or more effective April 1, 1995 and in each case within the four preceding years has been in India for a period or periods amounting to 365 days or more.

A company is a resident of India if it is registered in India or the control and the management of its affairs is situated wholly in India. A firm or other association of persons is resident in India except where the control and management of its affairs is situated wholly outside India. Individuals, companies, firms and other associations of persons that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

     Taxation of Distributions. There is no withholding tax on dividends paid to stockholders. However, the company paying the dividend is subject to a dividend distribution tax of 10.2%, including the presently applicable surcharge of 2.0%, on the total amount it distributes, declares or pays as a dividend. This dividend distribution tax is in addition to the normal corporate tax of 35.7%, including the presently applicable surcharge of 2.0%.

     Any distributions of additional ADSs, equity shares or rights to subscribe for equity shares made to non-resident holders with respect to ADSs or equity shares will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes. Such acquisition will, however, give rise to a stamp duty as described below under "Stamp Duty and Transfer Tax."

     Taxation of Capital Gains. Any gain realized on the sale of ADSs or equity shares by a non-resident holder to any non-resident outside India is not subject to Indian capital gains tax.

     Since our ADS offerings were approved by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, non-resident holders of the ADSs have the benefit of tax concessions available under Section 115AC. As a result, gains realized on the sale of ADSs will not be subject to Indian taxation. The effect of the Scheme in the context of Section 115AC is unclear as to whether such tax treatment is available to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon surrender of the ADSs. If concessional tax treatment is not available, gains realized on the sale of such equity shares will be subject to customary Indian taxation on capital gains as discussed below. The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for such concessional tax treatment.

     Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares to an Indian resident or inside India generally will be subject to Indian capital gains tax which is to be withheld at the source by the buyer. However, the acquisition by non-resident holders of equity shares in exchange for ADSs will not be subject to Indian capital gains tax. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the cost of acquisition of equity shares received in exchange for ADSs will be the cost of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. In the case of companies listed in India, the cost of acquisition of the equity shares would be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme and Section 115AC do not provide for determination of the cost of acquisition for the purposes of computing capital gains tax where the shares of the Indian company are not listed on the Stock Exchange, Mumbai or the National Stock Exchange in India. Therefore, in the case of our company, which is not listed on either the Stock Exchange, Mumbai or the National Stock Exchange, the mode of determination of the cost of acquisition of equity shares is unclear. Therefore, the original cost of acquisition of the ADSs may be treated as the cost of acquisition for the purposes of determining the capital gains tax. According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder's holding period for purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. The India-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.

     Under Section 115AC, taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10%. Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 48%. The actual rate of tax on short-term gain depends on a number of factors, including the residential status of the non-resident holder and the type of income chargeable in India.

     Buy-back of Securities. Currently, Indian companies are not subject to any tax in respect of the buy-back of their shares. However, the stockholders will be taxed on any gain at the long-term or short-term, as applicable, capital gains rates. For additional information, please see "--Taxation of Capital Gains."

     Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of 0.1% of the aggregate value of the shares issued, provided that the issue of dematerialized shares is not subject to Indian stamp duty. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Blocks of 500 or less of our equity shares may be issued and traded in physical form, and are thus subject to Indian stamp duty. Blocks of more than 500 of our equity shares must be issued and traded in dematerialized form and are not subject to Indian stamp duty.

     Wealth Tax. The holding of the ADSs in the hands of non-resident holders and the holding of the underlying equity shares by the depositary as a fiduciary will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisers in this context.

     Gift Tax and Estate Duty. Indian gift tax was abolished in October 1998. In India, there is no estate duty law. As a result, no estate duty would be applicable to non-resident holders. Non-resident holders are advised to consult their own tax advisors in this context.

     Service Tax. Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 5.0%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

  United States Federal Taxation

     The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. persons, i.e., citizens or residents of the United States, partnerships or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions and that will hold equity shares or ADSs as capital assets. We refer to these persons as U.S. holders. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that hold equity shares or ADSs as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this Annual Report and on United States Treasury

Regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.

     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

     Dividends. Distributions of cash or property (other than equity shares, if any, distributed pro rata to all stockholders of our company, including holders of ADSs) with respect to equity shares will be includible in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder's tax basis in the equity shares or ADSs and thereafter as capital gain.

     A U.S. holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Indian dividend distribution taxes paid by our company, unless it is a U.S. company holding at least 10% of our company paying the dividends. U.S. holders should be aware that dividends paid by our company generally will constitute "passive income" for purposes of the foreign tax credit (or, in the case of certain holders, "financial services income").

     If dividends are paid in Indian rupees, the amount of the dividend distribution includible in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

     Sale or Exchange of equity shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder's tax basis in the equity shares or ADSs. Subject to special rules described below governing passive foreign investment companies, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of capital losses may be subject to limitation.

     Estate Taxes. An individual stockholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes.

     Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

     . 75% or more of its gross income for the taxable year is passive income; or

     . on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

     We do not believe that we satisfy either of the tests for passive foreign investment company status. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

     . pay an interest charge together with tax calculated at maximum ordinary income rates on "excess distributions," which is defined to include gain on a sale or other disposition of equity shares;

     . if a qualified electing fund election is made, to include in their taxable income their pro rata share of undistributed amounts of our income; or

     . if the equity shares are "marketable" and a mark-to-market election is made, to mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

     Backup Withholding Tax and Information Reporting Requirements. Dividends paid on equity shares to a holder who is not an "exempt recipient," if any, may be subject to information reporting and, unless a holder either furnishes its taxpayer identification number or otherwise establishes an exemption, may also be subject to U.S. backup withholding tax. In addition, information reporting will apply to payments of proceeds from the sale or redemption of equity shares or ADSs by a paying agent, including a broker, within the United States to a U.S. holder, other than an "exempt recipient." An "exempt recipient" includes a corporation. In addition, a paying agent within the United States will be required to withhold 31% of any payments of the proceeds from the sale or redemption of equity shares or ADSs within the United States to a holder, other than an "exempt recipient," if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements.

     The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

DOCUMENTS ON DISPLAY

     Publicly filed documents concerning our company which are referred to in this document may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

     Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.

     The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system but we have done so in the past and will continue to do in order to make our reports available over the Internet.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Note "Borrowings" to our consolidated financial statements.

     The table below provides information about our financial instruments that are sensitive to changes in interest rates and foreign currencies as of the dates shown. Weighted average variable rates were based on average interest rates applicable to the loans. The information is presented in U.S. dollar equivalents, which is our reporting currency, based on the applicable exchange rates as of the relevant period end. Actual cash flows are denominated in various currencies, including U.S. dollars and Indian rupees.

                                    As of March 31, 2000    As of March 31, 2001
                                  -----------------------   --------------------
                                     Total                   Total
                                     -----                   -----
                                   Recorded                 Recorded
                                   --------                 --------
                                   Amount     Fair Value    Amount    Fair Value
                                   ------     ----------    ------    ----------
                                          ($ equivalent in thousands)
Debt:
Fixed rate short-term debt.......  $19,139      $19,139       -          -
Average interest rate............     12.6%
Variable rate short-term debt....     $182         $182     $7,358       $7,358
Average interest rate............     13.8%                   12.7%
Fixed rate long-term debt........  $41,995      $42,535    $24,384      $24,411
Average interest rate............     14.8%                   14.1%
Variable rate long-term debt.....  $23,512      $23,512    $18,458      $18,458
Average interest rate............     11.8%                   12.1%

     Limitations. Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with overseas banks.

     During fiscal 2000 and fiscal 2001, 90.0% and 89.8%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10.0% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.5%, or $2.4 million, in fiscal 2000 and 1.8%, or $5.6 million, in fiscal 2001, while a hypothetical 10.0% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.5%, or $2.4 million, in fiscal 2000 and 1.8%, or $5.6 million, in fiscal 2001. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, a hypothetical 10.0% movement of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $2.4 million in fiscal 2000 and $5.6 million in fiscal 2001. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As at March 31, 2001, we had approximately $57.8 million of non-Indian rupee denominated cash and cash equivalents, and approximately $3.7 million of non-Indian rupee denominated borrowings.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.



                                     PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS


     In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $152.7 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of July 31, 2001, approximately $46.1 million of these proceeds has been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries ($1.5 million); and working capital and general corporate purposes ($17.7 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to investment in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 15. RESERVED

Item 16. RESERVED

                                    PART III

Item 17. FINANCIAL STATEMENTS


     See Item 18 for a list of financial statements filed under Item 17.

Item 18. FINANCIAL STATEMENTS

          The following financial statements are filed as part of this document, together with the report of the independent auditors:

     Independent Auditor's Report

     Consolidated Balance Sheets as of March 31, 2000 and 2001

     Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended March 31, 1999, 2000 and 2001

     Consolidated Statements of Shareholder's Equity for the years ended March 31, 1999, 2000 and 2001

     Consolidated Statements of Cash Flows for the years ended March 31, 1999, 2000 and 2001

     Notes to Consolidated Financial Statements

Item 19. EXHIBITS

Number                              Description
------                              -----------
1.1     Memorandum and Articles of Association of Satyam Computer
        Services. /(1)/

1.2 Schedule 1 - Table A: Regulations for Management of a Company Limited by Shares. /(1)/

2.1     Specimens of Share Certificates. /(1)/

2.2 Deposit Agreement dated May 14, 2001, by and among Satyam Computer Services, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt). /(4)/

4.1     Associate Stock Option Plan (including Deed of Trust). /(1)/

4.2     Associate Stock Option Plan B. /(1)/

4.3     Associate Stock Option Plan ADR. /(1)/

4.4 Joint Venture Agreement between TRW Inc. and Satyam Computer Services, dated September 26, 2000. /(1)/ *

4.5 Agreement for the Sale of Shares in CricInfo Limited, dated April 5, 2000, by and between Indigo Holdings Limited and Satyam Infoway Limited. /(2)/

4.6 Subscription Agreement, dated May 26, 2000, by and among CricInfo Limited, Satyam Infoway Limited and the Senior Management. /(2)/

4.7 Agreed Form of Shareholders Agreement by and among CricInfo Limited, Satyam Infoway Limited and the Non-SIL Shreholders. /(2)/

4.8 Letter Agreement, dated May 2000, between Satyam Infoway Limited and Indigo Holdings Limited. /(2)/

4.9 Share Purchase Agreement, dated November 29, 1999, by and among Satyam Infoway Limited, IndiaWorld Communications Private Limited, Rajesh Jain and the other shareholders of IndiaWorld Communications Private Limited listed on the signature pages thereto. /(3)/

4.10 Agreement For Option to Purchase Shares, dated November 29, 1999, by and among Satyam Infoway Limited, IndiaWorld Communications Private Limited, Rajesh Jain and the other shareholders of IndiaWorld Communications Private Limited listed on the signature pages thereto. /(3)/

4.11 Share Purchase Agreement, dated as of June 30, 2000, by and among Rajesh Jain, Bhavana Jain, C.M. Jain Impex and Investments Private Limited, Satyam Infoway Limited and IndiaWorld Communications Private
        Limited. /(2)/


8.1     List of Subsidiaries. /(1)/

10.1    Consent of Price Waterhouse, Independent Accountants. /(4)/



(1) Previous filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-13464) filed on May 7, 2001 and incorporated herein by reference.

(2) Previously filed by Satyam Infoway Limited with the Commission as an exhibit to the Registration Statement on Form F-2 (File No. 333-42292) filed on July 26, 2000 and incorporated herein by reference.

(3) Previously filed by Satyam Infoway Limited with the Commission as an exhibit to Form 6-K (File No. 000-27663) filed on December 6, 1999 and incorporated herein by reference.

(4)  Filed herewith.

*    Confidential treatment has been requested.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and authorized the undersigned to sign this annual report on its behalf.

                                SATYAM COMPUTER SERVICES LIMITED

                                By:          /s/ B. Rama Raju
                                   ---------------------------------------------
                                Name:        B. Rama Raju
                                Title:       Chief Executive Officer
                                             and Managing Director

                                By:          /s/ V. Srinivas
                                   ---------------------------------------------
                                Name:        V. Srinivas
                                Title:       Senior Vice President
                                             and Chief Financial Officer

Date: August 10, 2001

                       SATYAM COMPUTER SERVICES LIMITED

             INDEX TO U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                      Page
 Report of Price Waterhouse, Independent Accountants................................................   F-2

 Consolidated Balance Sheets as of March 31, 2000 and 2001..........................................   F-3

 Consolidated Statements of Operations for the years ended March 31, 1999, 2000 and 2001............   F-4

 Consolidated Statements of Stockholders' Equity for the years ended March 31, 1999, 2000 and 2001..   F-5

 Consolidated Statements of Cash Flows for the years ended March 31, 1999, 2000 and 2001............   F-8

 Notes to Consolidated Financial Statements.........................................................  F-10

Report of Independent Accounts
--------------------------------------------------------------------------------



To the Board of Directors of:
Satyam Computer Services Limited


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, and changes in shareholders' equity present fairly, in all material respects, the financial position of Satyam Computer Services Limited and its consolidated subsidiaries as of March 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


Price Waterhouse

/s/


Hyderabad, India
August 10, 2001

Consolidated Balance Sheets
Satyam Computer Services Limited
(Thousands of US Dollars except as stated otherwise)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 As of March 31
                                                                                                         -------------------------
                                                                                                             2000             2001
Assets
----------------------------------------------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents                                                                                $192,304         $ 66,068
Accounts receivable, net of allowance for doubtful debts                                                   51,515           92,564
Unbilled revenue on contracts                                                                               1,005            4,676
Inventory                                                                                                     417            2,350
Investments                                                                                                   518              210
Deferred taxes on income                                                                                      413              966
Prepaid expenses and other receivables, net of allowances                                                  15,664           22,556
----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                      261,836          189,390

Premises and equipment, net                                                                                84,588          133,231
Goodwill and other intangible assets, net                                                                  58,562          109,995
Investments                                                                                                 2,681            2,498
Investment in associated companies                                                                            439           33,989
Other assets                                                                                                4,453           11,996
==================================================================================================================================
Total assets                                                                                             $412,559         $481,099
==================================================================================================================================

Liabilities and Shareholders' equity
----------------------------------------------------------------------------------------------------------------------------------
Current liabilities
Short-term and current portion of long-term debts                                                        $ 34,778         $ 40,575
Accounts payable                                                                                           12,001           15,908
Accrued expenses and other liabilities                                                                     12,897           31,780
Unearned and deferred revenue                                                                               3,448            4,132
----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                  63,124           92,395

Long-term debts                                                                                            50,050            9,625
Deferred taxes on income                                                                                   30,274           36,777
Excess of cash received over carrying value of investment in Infoway,                                           -           35,156
  net of taxes (Note No.7)
Other non-current liabilities                                                                                 741            5,408
----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                                         144,189          179,361
----------------------------------------------------------------------------------------------------------------------------------

Minority interest                                                                                          99,896          107,043

Contingencies and Commitments (Note No.20)

Shareholders' equity
Common stock - par value Rs.2 (US$0.043*) per equity share;
(375 million equity shares authorized and 281,190,000 and
 281,190,000 equity shares issued as of March 31, 2000 and 2001
 respectively)                                                                                             15,726           15,726
Additional paid-in capital                                                                                189,508          253,409
Deferred stock compensation                                                                               (17,972)         (11,787)
Retained earnings (deficits)                                                                                2,563          (29,456)
Other comprehensive income (loss)                                                                          (9,194)         (21,659)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          180,631          206,233
Shares held by the Trust under employee stock option plan
 (11,768,400 and 11,170,070 equity shares as of March 31, 2000 and
 2001 respectively)                                                                                       (12,157)         (11,538)
----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                                168,474          194,695

----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                               $412,559         $481,099
==================================================================================================================================

* the par value in $ has been converted at the closing rate as of March 31, 2001, 1$ = Rs.46.85
--------------------------------------------------------------------------------
The accompanying notes are part of the consolidated financial statements.

Consolidated Statements of Operations
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------


                                                                                                        Years ended March 31
                                                                                 -------------------------------------------
                                                                                   1999            2000              2001
----------------------------------------------------------------------------------------------------------------------------
Revenues                                                                         $  97,795      $  164,455        $  308,207

Cost of revenues, inclusive of deferred stock compensation of
$3,137 in fiscal 1999, $13,356 in fiscal 2000, and $31,336
in fiscal 2001.                                                                     49,559          90,449           208,121
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                        48,236          74,006           100,086

Selling, general and administrative expenses, inclusive of
deferred stock compensation of $180 in fiscal 1999, $3,575
in fiscal 2000, and $14,782 in fiscal 2001.                                         31,898          69,592           122,000
Amortization of goodwill                                                               130           5,043            24,728
----------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                            32,028          74,635           146,728

----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                             16,208            (629)          (46,642)

Interest income                                                                         43           2,625             5,732
Interest expense                                                                    (6,905)        (11,290)           (9,632)
Other income                                                                           990           1,471             6,806
Other expenses                                                                         (28)           (418)             (344)
----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, minority interest and
equity in earnings (losses) of associated companies                                 10,308          (8,241)          (44,080)

Income taxes                                                                        (1,105)         (1,619)           (4,137)
Minority Interest                                                                     (171)          2,785            25,772
----------------------------------------------------------------------------------------------------------------------------
Income (loss) before equity in earnings (losses) of
associated companies                                                                 9,032          (7,075)          (22,445)

Equity in earnings (losses) of associated companies, net of
taxes                                                                                  (18)            135            (5,467)
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                $   9,014      $   (6,940)       $  (27,912)
============================================================================================================================

Earnings (loss) per share:
Basic                                                                            $    0.03      $    (0.03)       $    (0.10)
Diluted                                                                          $    0.03      $    (0.03)       $    (0.10)
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

                                      --------------------------------------------------------------------------------------------
                                        Common Stock                   Additional    Deferred stock   Retained        Other
                                                                    paid-in capital   compensation    earnings     Comprehensive
                                      ----------------------------                        plan                     Income (loss)
                                           Shares       Par Value
                                      -------------------------------------------------------------------------------------------
Balance as of March 31, 1998             260,190,000      $8,765        $ 8,280              -       $11,909        $ (5,096)

Comprehensive income:
 Net income                                                                                            9,014
 Gain on dilution of interest in
  subsidiary on subsidiary's issuance
  of new shares, net of taxes                                             3,635
 Gain (loss) on foreign currency
  translation
 Total comprehensive income                                                                                           (1,756)

Deferred stock compensation                                              14,479       $(14,479)
Amortization of deferred stock
  compensation                                                                           3,315

Cash dividend paid at the rate of
  US$0.008 per share                               -           -              -              -        (2,174)              -
---------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1999             260,190,000      $8,765        $26,394       $(11,164)      $18,749        $ (6,852)
=================================================================================================================================

                                         ---------------------------------------------------
                                                 Shares held by           Total
                                                    SC-Trust          shareholders'
                                                                         Equity
                                         ---------------------------------------------------
Balance as of March 31, 1998                           -              $  23,858

Comprehensive income:
 Net income                                                               9,014
 Gain on dilution of interest in
  subsidiary on subsidiary's issuance
  of new shares, net of taxes                                             3,635
 Gain (loss) on foreign currency
  translation                                                            (1,756)
                                                                      ---------
 Total comprehensive income                                              10,893

Deferred stock compensation                                                   -

Amortization of deferred stock
  compensation                                                            3,315

Cash dividend paid at the rate of
  US$0.008 per share                                   -                 (2,174)
-----------------------------------------------------------------------------------------------
Balance as of March 31, 1999                           -              $  35,892
===============================================================================================

     (continuing on following page)

Consolidated Statements of Changes in Shareholder's Equity
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

                                      ----------------------------------------------------------------------------------------------
                                                Common Stock             Additional    Deferred stock     Retained      Other
                                                                      Paid-in capital   compensation      earnings  Comprehensive
                                      -------------------------------                      plan                     Income (loss)
                                           Shares         Par Value
                                      ---------------------------------------------------------------------------------------------
Balance as of March 31, 1999             260,190,000        $ 8,765      $ 26,394         $(11,164)        $18,749       $(6,852)
Comprehensive income:
   Net loss                                                                                                 (6,940)
   Gain on dilution of interest in                                        101,839
    subsidiary on subsidiary's
    issuance of new shares, net of
    taxes
   Loss on foreign currency                                                                                               (2,362)
    translation
   Unrealized gains on securities,                                                                                            20
    net of taxes

   Total comprehensive income

Acquisition of minority interest           8,000,000            183        24,878
Stock Split (effected in the form of
 a dividend)                                                  6,480                                         (6,480)

Deferred stock compensation                                                23,265          (23,265)
Amortization of deferred stock
 compensation                                                                               16,457

Shares issued to the Trust for
 stock-based compensation plan            13,000,000            298        13,132

Shares transferred by the Trust to
 employees on vesting

Cash dividend paid at the rate of
 US$0.012 per share                                                                                         (2,766)
----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2000             281,190,000        $15,726      $189,508         $(17,972)        $ 2,563       $(9,194)
==================================================================================================================================

                                      ------------------------------------------
                                            Shares held by          Total
                                            the Trust            shareholder's
                                                                    Equity

                                      ------------------------------------------
Balance as of March 31, 1999                              -       $ 35,892
Comprehensive income:
   Net loss                                                         (6,940)
   Gain on dilution of interest in                                 101,839
    subsidiary on subsidiary's
    issuance of new shares, net of
    taxes
   Loss on foreign currency                                         (2,362)
    translation
   Unrealized gains on securities,                                      20
    net of taxes
                                                               -----------
   Total comprehensive income                                       92,557

Acquisition of minority interest                                    25,061
Stock Split (effected in the form of
 a dividend)                                                             -

Deferred stock compensation                                              -
Amortization of deferred stock
 compensation                                                       16,457

Shares issued to the Trust for
 stock-based compensation plan                      (13,430)             -

Shares transferred by the Trust to
 employees on vesting                                 1,273          1,273

Cash dividend paid at the rate of
 US$0.012 per share                                                 (2,766)
-------------------------------------------------------------------------------
Balance as of March 31, 2000                       $(12,157)      $168,474
===============================================================================

(continuing on following page)

Consolidated Statements of Changes in Shareholders' Equity
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

                                      ---------------------------------------------------------------------------------------------
                                                Common Stock          Additional      Deferred stock    Retained        Other
                                                                    paid-in capital  compensation plan  earnings     Comprehensive
                                      ---------------------------                           plan                      Income (loss)
                                           Shares       Par Value
                                      ---------------------------------------------------------------------------------------------
Balance as of March 31, 2000             281,190,000     $15,726          $189,508         $(17,972)      $  2,563        $ (9,194)

Comprehensive income:
        Net loss                                                                                           (27,912)
        Gain on dilution of interest
         in subsidiary on
         subsidiary's issuance of new
         shares, net of taxes                                               24,599
      Loss on sale of Infoway shares
       by Cricinfo, net of taxes                                              (466)

        Loss on foreign currency                                                                                           (12,429)
         translation
        Unrealized losses on                                                                                                   (36)
         securities, net of taxes

        Total comprehensive income

Warrants issued to TRW (Note 6))                                             1,657
Deferred stock compensation                                                 38,034          (38,034)
Amortization of deferred stock
 compensation                                                                                44,219
Shares transferred by the Trust to
 employees on vesting                                                           77

Cash dividend paid at the rate of
 US$0.008 per share                                                                                         (4,107)
----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2001             281,190,000     $15,726          $253,409         $(11,787)      $(29,456)       $(21,659)
==================================================================================================================================

                                      ---------------------------------------------
                                          Shares held by              Total
                                            the Trust            shareholders'
                                                                    Equity

                                      ---------------------------------------------
Balance as of March 31, 2000                      $(12,157)             $168,474

Comprehensive income:
        Net loss                                                         (27,912)
        Gain on dilution of interest
         in subsidiary on
         subsidiary's issuance of new
         shares, net of taxes                                             24,599
      Loss on sale of Infoway shares
       by Cricinfo, net of taxes                                            (466)

        Loss on foreign currency
         translation                                                     (12,429)
        Unrealized losses on
         securities, net of taxes                                            (36)
                                                                 ---------------
        Total comprehensive income                                       (16,244)

Warrants issued to TRW (Note 6))                                           1,657
Deferred stock compensation                                                    -
Amortization of deferred stock                                            44,219
 compensation
Shares transferred by the Trust to
 employees on vesting                                  619                   696

Cash dividend paid at the rate of
 US$0.008 per share                                                       (4,107)
--------------------------------------------------------------------------------
Balance as of March 31, 2001                      $(11,538)             $194,695
================================================================================

The accompanying notes are part of the consolidated financial statements.

Consolidated Statements of Cash Flows
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)

                                                                                                              Years ended March 31
                                                                                  -------------------------------------------------
                                                                                               1999            2000            2001
Cash Flows From Operating Activities:
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                          $  9,014        $ (6,940)      $ (27,912)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization                                                              11,527          25,268          54,493
  Deferred stock compensation                                                                 3,317          16,931          46,118
  Deferred taxes on income                                                                        2             261             154
  Profit on sale of investments                                                                   -              (2)             (1)
  Loss on sale of premises and equipment                                                         28              72              43
  Foreign currency translation on excess of amount received on
   sale of shares of Infoway over its carrying value                                              -               -           1,014
  Amortization of discount on share warrants issued to TRW and
   change in fair value of put option                                                             -               -           2,685
  Minority Interest                                                                             171          (2,785)        (25,772)
  Equity in share of (earnings) losses of associated companies                                   18            (135)          5,467
Changes in assets and liabilities:
  Accounts receivable, net and unbilled revenues                                            (15,497)        (23,199)        (49,452)
  Prepaid expenses, other receivables, and inventory                                           (870)        (10,330)        (10,164)
  Other assets, non-current                                                                  (1,536)           (694)         (9,797)
  Accounts payable                                                                              713           9,141           4,584
  Accrued expenses and other liabilities                                                      5,673           4,261          20,348
  Unearned and deferred revenue                                                               1,684           1,531             937
  Other liabilities, non-current                                                                  1             735          (6,810)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                    14,245          14,115           5,935

Cash Flows Used In Investing Activities
-----------------------------------------------------------------------------------------------------------------------------------

Acquisition of premises and equipment                                                      $(35,770)       $(40,847)      $ (84,764)
Expenditure on licence fees                                                                       -               -            (612)
Proceeds from sale of premises and equipment                                                    108              32              68
Acquisition and investments in associated companies                                            (250)        (40,176)        (52,470)
Purchase of investments, current and non-current                                               (177)         (2,641)              -
Proceeds from sale of investments                                                                 -              13               3
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                       (36,089)        (83,619)       (137,775)

Cash Flows From Financing Activities
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in short-term debts                                                    $  2,354        $ 14,318           8,330
Share Warrant Consideration                                                                       -               -             500
Issuance of common stock under Employee Stock Option Plan                                         -           1,273             648
Issuance of common stock by Infoway and other subsidiaries, net
 of issuance cost                                                                             5,193         232,534             240
Proceeds from long-term debts                                                                33,205          30,582
Proceeds from sale of shares of Infoway, net of cost                                              -               -          48,978
Repayment of long-term debts                                                                 (2,729)        (24,277)        (40,425)
Cash dividends paid                                                                          (2,174)         (2,766)         (4,107)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                    35,849         251,664          14,164

                                                  (Continuing on following page)

Consolidated Statements of Cash Flows
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

                                                                                                                Year ended march 31
                                                                                  -------------------------------------------------
                                                                                              1999             2000            2001
Effect of exchange rate changes on cash and cash equivalents                                 (4,191)         (3,071)         (8,560)

Net change in cash and cash equivalents                                                       9,814         179,089        (126,236)

Cash and cash equivalents at beginning of the year                                            3,401          13,215         192,304
Cash and cash equivalents at end of the year                                               $ 13,215        $192,304       $  66,068

Supplementary information:
-----------------------------------------------------------------------------------------------------------------------------------

Cash paid during the period for:
Income taxes                                                                               $  1,193        $  1,591       $   4,898
Interest                                                                                      6,487           9,826           9,250

Non-cash items:
Shares issued on acquisition of minority interest                                                          $ 25,061
Shares issued by Infoway on acquisitions                                                          -               -       $  69,815
Capital leases and hire purchase                                                           $    328             657           1,624


For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flow do not correspond to the differences between the balance sheet amounts for the respective items.

--------------------------------------------------------------------------------
The accompanying notes are part of the consolidated financial statements.

Consolidated Statements of Cash Flows
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

1.   Description of Business

Satyam Computer Services Limited and its consolidated subsidiaries and associated companies (hereinafter referred to as "Satyam") are engaged in providing information technology services, Internet services and developing software products.

Satyam Computer Services Limited (hereinafter referred to as "Satyam Computer Services") is an information technology ("IT") services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has seven offsite centers located in the United States, Europe, Japan and Singapore. The range of services offered by it, either on a "time and material" basis or "fixed price", includes consulting, systems design, software development, system integration and application maintenance. Satyam offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Satyam Infoway Limited (hereinafter referred to as "Infoway"), a subsidiary of Satyam Computer Services, is an integrated Internet and electronic commerce services company in India. In addition, Infoway provides various internet services such as electronic data exchange, email and other messaging services, virtual private networks, web based solutions to businesses, web page hosting to individuals and operates an Internet online portal and content offering.

2.   Summary of Significant Accounting Policies

a)   Basis of Consolidation

     The consolidated financial statements of Satyam Computer Services and its majority-owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States ("U.S. GAAP"). All inter-company balances and transactions have been eliminated. Investments in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method.

     On occasion, a subsidiary or associated company accounted for by the equity method ("offering company") may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries to third parties are recognized in income. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

     The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

b)   Use of Estimates:

     The preparation of the consolidated financial statements in conformity with the U.S. GAAP requires that the management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, future obligations under employee benefit plans, valuation allowances for deferred taxes, useful lives of premises and equipment (fixed assets) and goodwill. Actual results could differ from those estimates.

c)   Foreign Currency Translation

     The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the Japanese yen, U.S. dollar, pound Sterling and Singapore dollar are the functional currencies for its foreign subsidiaries located in

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

     Japan, U.S., UK and Singapore respectively. The translation of the functional currencies into U.S. dollars (reporting currency) is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders' equity.

     Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

     Satyam periodically enters into foreign exchange forward contracts to limit the effect of exchange rate changes on its foreign currency receivable and debts payable. Gains and losses on these contracts are recognized as income or expense in the statement of operations as incurred, over the life of the contract. As of March 31, 2000 and March 31, 2001, Satyam had no foreign exchange forward contracts outstanding.

d)   Revenue Recognition

     i) IT  Services

     Revenues from professional services consist of revenues earned from services performed on a "time and material" basis and related revenue is recognized as the services are performed. Satyam also performs time bound fixed-price engagements, under which revenue is recognized using the percentage-of-completion method of accounting, unless work completed cannot be reasonably estimated. Satyam recognizes revenue based on the completed-contract method where the work to complete cannot be reasonably estimated. The cumulative impact of any revision in estimates of the percent complete is reflected in the period in which the change becomes known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

     Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as "Unbilled revenue on contracts". Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading "Unearned revenue". Satyam provides its clients with one to three months warranty as post-sale support for its fixed price engagements. Costs associated with such services are accrued at the time the related revenues are recorded.

     ii) Internet Services

     Revenues from corporate network services, which include providing e-commerce solutions, electronic data interchange and other network based services, are recognized upon actual usage of such services by customers and are based on either the time for which the network is used or the volume of data transferred, or both. In accordance with the contractual agreement, customers are allowed to use such services free of cost for a specified period of time or volume. No revenues are recognized for such exempted periods or volumes. Revenues from the sale of communication hardware and software required to provide Infoway's network based services are recognized when the sale is complete with the passing of title.

     Revenues from web-site design and development are recognized upon project completion, which occurs once the customer's web links are commissioned and available on the World-Wide-Web. Revenues from web-site hosting are recognized ratably over the period for which the site is hosted. Revenue from development of internet networking solutions comprise income from time and material contracts and fixed price contracts. Revenues are recognized in lines with revenue recognition policy of IT Services.

     Internet access is sold to customers either for unlimited hours or for a specified number of hours, which is to be utilized within a specified period of time. Customers purchase a CD-ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD ROMs are not refundable. Satyam recognizes revenue based on usage by the customer over the specified period. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Unlimited internet access and electronic mail access is sold to customers for a specified period of time over which the related revenue is recognized.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

     Revenues from banner advertisements and sponsorship contracts are recognized ratably over the period in which the advertisements are displayed. Revenues from electronic commerce transactions are recognized when the transaction is completed.

e)   Cash and Cash Equivalents

     Satyam considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments.

     Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current. As of March 31, 2000 and 2001, restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$921 thousand and US$140 thousand, respectively.

f)   Inventory

     Inventory is stated at lower of cost or market. Cost is determined using the first-in-first-out (FIFO) method except CD ROMs used for Internet services activities for which the weighted average method is used to determine cost.

g)   Premises, Equipment and Depreciation

     Premises and equipment are stated at actual cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized over the lower of their useful lives or the term of the lease.

     Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year. The third party software expense amounted to US$22 thousand, US$1,038 thousand and US$885 thousand for the year ended March 31, 1999, 2000 and 2001 respectively.

     The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of operations. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

h)   Software Development Costs

     Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant. Research and development expenses charged to income amounted to US$1,632 thousand, US$5,787 thousand and US$3,124 thousand for the year ended March 31, 1999, 2000 and 2001 respectively.

i)   Goodwill and Other Intangible Assets

     Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Goodwill is amortized on a straight-line basis principally over a period of 5 years. Other intangible assets include licensing fees, which are being amortized over the license period of 5 years.

j)   Impairment of Long-lived Assets

     Satyam has adopted the provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" Satyam reviews long-lived assets, including goodwill and identifiable intangibles, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If an impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

     Satyam does not have any long-lived assets, including goodwill and identifiable intangibles that it considers to have been impaired.

k)   Investments

     Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as other comprehensive income, a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are included in other income. Other investments that are not marketable are carried at cost, subject to tests of permanent impairment.

l)   Costs of Revenue and Selling, General and Administrative Expenses

     Costs of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses, and other expenses incurred that are related to the generation of revenue.

     Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, research and development costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity, and other general expenses not attributable to costs of revenues.

m)   Advertising Costs

     Satyam expenses all advertising costs as incurred. Advertising expenses charged to income amounted to US$360 thousand, US$3,575 thousand and US$11,301 thousand for the year ended March 31, 1999, 2000 and 2001 respectively.

n)   Employee Benefits

     i) Provident Fund

     In accordance with Indian law, all employees in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees' basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam's monthly contributions are charged to income in the year it is incurred.

     ii) Gratuity Plan

     In addition to the above benefit, Satyam provides for a gratuity obligation, a defined benefit retirement plan (the "Gratuity Plan") covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee's salary and years of employment with Satyam. This plan has been accounted for under the provisions of FAS 87, Employers' Accounting for Pensions.

     Satyam provides for the Gratuity Plan on the basis of actuarial valuations. The entire Gratuity Plan of Satyam Computer Services is unfunded. Infoway makes annual contributions to a fund administered and managed by the Life Insurance Corporation of India ("LIC"). Under this scheme, LIC assumes the obligation to settle the gratuity payment to the employees to the extent of the funding

     iii) Superannuation Plan

     In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to a superannuation, a defined contribution plan (the "Superannation Plan"). Satyam Computer Services makes yearly contributions under the superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee's basic salary. Satyam has no further obligations under the plan beyond its contributions.

     iv) Other Benefit Plans

     Satyam maintains a 401(k) retirement plan (the "401(k) Plan") covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

     a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan. Satyam's matching contribution amounted to US$71 thousand, US$176 thousand and US$376 thousand for the year ended March 31, 1999, 2000 and 2001 respectively.

o)   Income Taxes

     In accordance with the provisions of SFAS 109, "Accounting for Income Taxes", income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period of change. Based on management's judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

p)   Earnings Per Share

     In accordance with the provisions of SFAS 128, "Earnings Per Share", basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share are computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the "treasury stock" method for options and warrants, except where the results will be anti-dilutive.

q)   Stock-Based Compensation

     Satyam uses the intrinsic value-based method of Accounting Principles Board
     (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro forma disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

r)   Recently Issued Accounting Pronouncements

     In June 1998, the Financials Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Financial Instruments and for Hedging Activities". SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 was amended by SFAS 137 and SFAS 138. SFAS 133, as amended is effective for Satyam's fiscal year 2002. The adoption of this standard does not have any material impact on Satyam's results of operations or financial position.

     In September 2000, the FASB issued SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 140 replaces SFAS 125, revising the standards governing accounting for securitizations and other transfers of financial assets and collateral. Adoption of SFAS 140 is required for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this standard does not have any material impact on Satyam's results of operations or financial position.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
-------------------------------------------------------------------------------

In July 2001, the FASB issued SFAS 141, "Business Combinations". SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB 16, "Business Combinations", and SFAS 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises". This statement requires all business combinations in its scope to be accounted for using the purchase method. This statement is applicable to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. Satyam is in the process of assessing the impact of the adoption of this standard.

In July 2001, the FASB also issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB 17, "Intangible Assets". This statement discontinues amortisation of goodwill and requires periodic assessment for goodwill impairment and a charge to income statement, if required. This statement is required to be applied starting with fiscal years beginning after December 15 2001. Early application is permitted with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. Satyam is in the process of assessing the impact of the adoption of this standard.

s)  Reclassification

    Prior years figures have been regrouped, recast, rearranged to conform to the current year's presentation.

3.  Business Combination

a)  Acquisition of India World Communication by Infoway

On November 29, 1999, Infoway entered into an agreement with the shareholders of IndiaWorld Communications Private Limited ("IndiaWorld") to acquire 49,000 shares (equivalent to 24.5% of the voting control) of IndiaWorld for US$28,289 thousand. IndiaWorld is engaged in the business of providing web-based solutions and advertising services. Infoway also entered into an agreement with the shareholders of IndiaWorld on the same date for the option to purchase the remaining shares in IndiaWorld ("the option agreement"). The terms of the option agreement provided that Infoway had the option to acquire all of the remaining outstanding shares of IndiaWorld on the payment of an initial non-refundable earnest money deposit of US$11,801 thousand and a second and final cash payment of US$74,554 thousand which was to be made on or before June 30, 2000. The non-refundable earnest money deposit of US$11,801 thousand was paid on November 29, 1999 and the final payment was settled on June 30, 2000 by a separate agreement in a part cash and part stock deal to make IndiaWorld its 100.0% subsidiary. Infoway paid US$48,666 thousand in cash and the balance in 268,500 equity shares. The equity shares issued to the shareholders of IndiaWorld are not listed in India and under present law are not convertible into ADSs.

The transaction to purchase IndiaWorld is accounted for as a two-step acquisition under the purchase method of accounting. The financial statements of Satyam have consolidated the accounts of IndiaWorld as of December 1, 1999 by virtue of Infoway having obtained, through agreement with the shareholders of IndiaWorld, control over IndiaWorld that will be other than temporary as of that date. During the year ended March 31, 2000, Satyam recognized goodwill of US$39,860 thousand, on the acquisition of the 24.5% on November 29, 1999 equal to the excess of the consideration paid of US$40,090 thousand (US$28,289 thousand plus the earnest money deposit of US$11,801 thousand) over the fair value of that portion of the net assets acquired of US$230 thousand. During the year ended March 31, 2001, Satyam has recognized additional goodwill equal to the excess of consideration paid (cash of US$48,666 thousand plus US$24,609 thousand, being the fair value of 268,500 equity shares of Infoway) over the fair value of the net assets acquired.

b)  Acquisition of IndiaPlaza.com by Infoway

On July 13, 2000, Infoway entered into an agreement (the "Merger Agreement") to acquire all the outstanding equity of IndiaPlaza.com Inc., an internet company which through its website operates an online internet shopping mall. The consideration amounted to 455,192 ADS's (113,798 shares) of which 340,192 ADS's (85,048 shares) have been paid and 115,000 ADS's (28,750 shares) have been placed in escrow until January 1, 2002 to be adjusted for any breach of representations or covenants set forth in the merger agreement. Management considers the release of the shares held in the escrow to be probable and has accordingly included them in the computation of the purchase price and net loss per share. The acquisition, which was consummated on December 15, 2000 upon completion of regulatory formalities, has been accounted for by the purchase method.

Satyam recognized goodwill of US$ 9,510 thousand, equal to the excess of the consideration paid of US$ 7,921 thousand, being the fair value of 113,797 equity shares of Infoway over the fair value of the net assets acquired of US$ (1,589) thousand.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
-------------------------------------------------------------------------------

The following unaudited consolidated results of operations are presented as if the acquisition of IndiaWorld and IndiaPlaza were made at the beginning of the periods presented. The pro forma consolidated results of operations reflect the amortization of goodwill attributable to the acquisition.

                                                   Years ended March 31
                          -----------------------------------------------
                                                      2000         2001
-------------------------------------------------------------------------

Revenues                                          $165,746     $309,344
Net loss                                           (20,978)     (30,648)
Loss per equity share                                (0.08)       (0.11)
Weighted average equity
 shares used in computing                          264,720      269,921
 loss per equity share
(in thousands)

Note: The unaudited pro forma disclosure is not necessarily indicative of the actual results that would have occurred had the acquisition been made as of the beginning of the periods presented or the future results of combined operations.

c)  Acquisition of CricInfo by Infoway

In June 2000, Infoway entered into an agreement to acquire 25.0% of CricInfo Limited, a private company incorporated in England and Wales, which owns a popular cricket site on the Internet, for a consideration of US$37.5 million. The consideration was payable at the option of Infoway in cash or its ADSs. On July 29, 2000, Infoway issued 2,204,720 ADSs (representing 551,180 equity shares of Infoway) to acquire 25.0% stake in CricInfo. The number of ADSs issued was based on the price at NASDAQ on the day prior to the acquisition of CricInfo shares. The investment is accounted for under the equity method, where the difference between the cost of investment and underlying equity in net assets of the investment has been accounted for as if the investee were a consolidated subsidiary and is being amortized over a period of 5 years based on management estimate.

4.  Acquisition of Minority Interest

Prior to April 1999, Satyam Computer Services owned 81.0% of Satyam Enterprise Solutions Limited (SESL) and Mr. C Srinivasa Raju, Executive Director of Satyam Computer Services owned the remaining 19.0% of SESL. In April 1999, Satyam Computer Services agreed to acquire the remaining 19.0% of SESL from the Executive Director at an exchange ratio of ten shares of Satyam Computer Services (adjusted for stock splits) for one share of SESL. The exchange ratio was determined based on an independent valuation. The exchange of these shares took place in September 1999, after the necessary governmental approvals were obtained.

As a result of the acquisition, 8,000,000 shares (adjusted for the stock splits described in Note 21) were issued and total capital (share capital and additional paid-in capital) was increased by approximately US$25,061 thousand. The fair value of the consideration given was determined using the average market price of Satyam Computer Services' stock over a period immediately before and after the terms of the acquisition were agreed to and announced. The excess of the increase in total capital over the underlying net equity of SESL has been recognized as goodwill. The goodwill amounted to US$23,566 thousand which is being amortized over a period of 5 years.

5.  Sale of shares by Infoway

In the years ended March 31, 2000 and 2001, Infoway issued new shares to third parties and Satyam Computer Services, including two public offerings. After these transactions, Satyam Computer Services' ownership reduced from 78.6% as of March 31, 1999 to 56.32% and 52.55% as of March 31, 2000 and 2001 respectively.

In the year ended March 31, 2000, Infoway issued 6,499,425 shares to third parties at amounts per share in excess of Satyam's average per share carrying value. With respect to these transactions, the resulting gain of US$101,839 thousand, net of taxes, arising from the change in interest has been recorded in additional paid-in capital.

In the year ended March 31, 2001 Infoway issued 268,500 shares to shareholders of IndiaWorld, 551,180 shares to shareholders of Cricinfo and 113,797 shares to shareholders of IndiaPlaza (all of which are described in Note 3) at amounts per share in excess of Satyam's average per share carrying value. With respect to these transactions, the resulting gain of US$ 24,237 thousand, net of taxes, arising from the change in interest has been recorded in additional paid in capital.

6.  TRW Inc.

In June 2000, Satyam Computer Services signed a non-binding framework agreement to form a non-exclusive joint venture with TRW Inc. to be managed by Satyam Computer Services and to issue warrants for a consideration of US$5 million to TRW Inc. that are convertible into equity shares of Satyam Computer Services in the eighteenth month after issuance. The warrants were non-forfeitable as of the date of grant.

On August 22, 2000, Satyam Computer Services issued 63,896 warrants (each warrant exercisable to purchase five equity shares) to ESL Inc., an affiliate of TRW Inc. in exchange of Rs.71.6 (US$1.6) per share totaling to

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
-------------------------------------------------------------------------------

US$0.5 million in cash representing 10.0% of the total consideration to acquire the underlying equity shares in accordance with applicable Indian regulations. These warrants are convertible into 319,480 equity shares of Satyam Computer Services for Rs.644.4 (US$14.1) per share totaling US$4.5 million during the period from January 22, 2002 to February 21, 2002. The upfront payment made by ESL Inc. for these warrants, plus the aggregate exercise price for the 319,480 equity shares underlying these warrants, will equal US$5.0 million. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounts to US$1,157 thousand. It is being amortized ratably over the period, as described below with respect to the joint venture agreement between Satyam Computer Services and TRW Inc. (that is five years and three months period), starting from the date of signing of the joint venture agreement (that is September 26, 2000) to December 31, 2005. The amortization is classified as a reduction of the revenues recognized under the agreements. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization is recorded as an expense. The fair value of the warrants has been determined by reference to the prevailing market price of Satyam's equity shares on the Indian exchanges using the Black Scholes model and the following assumptions: volatility of 90.0% and a risk free interest rate of 10.672%.

For the year ended March 31, 2001, Satyam has amortized the excess of the fair value of the warrants over the consideration of the warrants paid ratably in the method aforementioned.

In the event the price of Satyam Computer Services equity shares on the Bombay Stock Exchange at the time of the exercise of the warrants is less than Rs.895.0 (US$20.0) per equity share, Satyam Computer Services are required to use its best efforts to obtain the requisite shareholder and regulatory approvals to issue new warrants to the holder on substantially the same terms. The exercise price of these new warrants will be based on the fair market value of Satyam Computer Services' equity shares at the time of exercise determined in accordance with applicable Indian regulations. The upfront payment made by the holder for the new warrants, plus the aggregate exercise price for the equity shares underlying these warrants, will be calculated in accordance with Indian regulations based on the fair market value of Satyam Computer Services' equity shares and will not exceed US$10.0 million.

On September 26, 2000, the joint venture agreement was signed with equity participation in the ratio of 76:24 between Satyam Computer Services and TRW Inc. respectively. After December 31, 2003, TRW has the option to require Satyam Computer Services to purchase its 24.0% interest ("put option"). The buyout price of TRW's interest in the joint venture depends on the aggregate amount of revenue, which TRW will provide to the joint venture from June 1, 2000 to December 31, 2005. TRW has targeted to outsource to the joint venture at least $200 million of revenues from information systems and engineering work over the five years and seven months period. If the amount of revenues outsourced by TRW to the joint venture by December 31, 2003 does not meet specified minimum levels, Satyam Computer Services have the right to buy out TRW's 24.0% interest in the joint venture for no consideration or lowest nominal consideration. Satyam views that the fair value of the put is the amount that Satyam would have to pay over and above the fair value of the 24.0% interest in the joint venture owned by TRW. Satyam Computer Services records the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 76.0% interest in the joint venture. The difference between the fair values at each valuation date is charged to selling, general and administration expenses in statement of operations. Based on the terms of the agreement the value of put option was US$ Nil and US$ 2,572 thousand as of September 26, 2000 and March 31,2001 respectively.

If TRW exercises its option to sell the shares to Satyam Computer Services after December 31, 2003, the purchase price of TRW's 24.0% stake will be determined by the higher of an independent valuation of the 24.0% interest and a formula based on the amount of revenues provided to the joint venture by TRW. In the event that certain minimum cumulative revenues are achieved the price will be equal to the higher of the amount computed above or an amount not to exceed US$40.0 million. Satyam Computer Services may, at its own discretion, use either cash or its equity shares valued at the then prevailing market price as consideration for TRW's stake. The total amount payable to TRW if it divests its stake cannot exceed two percent of Satyam Computer Services total market capitalization on December 31, 2003. If TRW divests its stake, the terms of the joint venture's supply agreement with TRW will continue until December 31, 2007 if TRW is satisfied with the joint venture's performance of the supply agreement and TRW is required to use its best attempts to provide the same levels of business to the joint venture from January 1, 2006 through December 31, 2007 as it had provided to the joint venture during the preceding two years.

If Satyam Computer Services undergo a change in control or bankruptcy, TRW may terminate the joint venture agreement on or before December 31, 2003 and require Satyam Computer Services to purchase its shares in the

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
-------------------------------------------------------------------------------

joint venture and all of Satyam Computer Services securities issued to TRW or its affiliates in connection with the joint venture agreement at a price equal to US$1 million plus the total consideration TRW has invested in the shares of the joint venture (but excluding the initial amount paid for its 24.0% interest) and Satyam Computer Services securities, net of any amount received by TRW for any sale of such shares or securities.

In addition, TRW Inc. will receive an amount in cash or Satyam Computer Services' equity shares, at its discretion, equal to 33.0% of the excess of actual revenues received by the joint venture from TRW Inc. over targeted revenues, subject to the ceiling of US$25 million if such targeted revenues are exceeded by 5.0% or more by December 31, 2005. However, such additional amount together with the buyout of TRW Inc.'s 24.0% interest cannot exceed 2.0% of Satyam Computer Services' total market capitalization as of December 31, 2003. No accrual has been made for such contingent payment as it is not yet probable that the actual revenues will exceed the targeted revenues.

TRW Inc. will also receive royalties from revenues related to services provided by the venture to third parties referred to the venture by TRW Inc. Such royalties will be computed at a rate of 5.0% of the first US$25 million of revenues and 8.0% thereafter. However as of balance sheet date no such revenues have been recognized by the venture.

7. Sale of shares in Infoway to the Government of Singapore Investment Corporation Pte Ltd. ("GSIC")

In May 2000, Satyam Computer Services entered into an agreement for sale of 347,200 equity shares of Infoway at a price of US$144 per share, representing 1.6% of Infoway's outstanding equity shares to the Government of Singapore Investment Corporation Pte Ltd. (GSIC) for a consideration of US$50 million (before transaction costs). The transaction was consummated and proceeds were received in June 2000. GSIC has a put option to sell the shares back to Satyam Computer Services if Infoway does not complete an initial public offering on a recognized stock exchange in India by September 2001. Under the terms of this put option, Satyam Computer Services is required, in the event Infoway fails to fulfill its obligations, to repurchase these equity shares at a price equal to the Indian Rupee equivalent to the average NASDAQ closing price during the three days before the exercise of the put option, discounted by 41.0%.

In the year ended March 31, 2001, in respect of this transaction Satyam Computer Services has not recognized US$ 35,156 thousand in the statement of operations because of the put option held by GSIC. US$ 35,156 thousand represents an amount equal to the excess of sales proceeds received from GSIC over the carrying value of investments in Infoway in the books of Satyam Computer Services, net of applicable income taxes. It has been classified as liability and presented as "Excess of cash received over the carrying value of investment in Infoway, net of taxes" in the balance sheet.

Satyam Computer Services will recognize this gain in the statement of operations, only upon Infoway's completion of an initial public offering on a recognized stock exchange in India by September 2001 or upon the expiration or forfeiture of the put option. Satyam Computer Services accounts for the put option at fair value. However, since the exercise price of the put option is equal to the estimated fair value of the shares to be reacquired at the date of exercise, the Company believes that the fair value of the put option is de minimus.

8.  Premises, Equipment and Depreciation

Premises and equipment at cost less accumulated depreciation consist of:

                                                     As of March 31
                                     ------------------------------
                                                2000           2001
-------------------------------------------------------------------

Freehold land                               $  2,239       $  7,323
Leasehold land                                    80             74
Premises                                      12,629         18,989
Computers                                     42,360         50,465
System software                                2,869         11,255
Office equipment                              35,936         59,652
Furniture and fixtures                        21,052         25,133
Vehicles                                       1,420          2,677
Leasehold improvements                           570          2,056
Assets under construction                      8,201         24,449
-------------------------------------------------------------------
Total                                        127,356        202,073
Less: Accumulated depreciation               (42,768)       (68,842)
-------------------------------------------------------------------
Premises and equipment, net                 $ 84,588       $133,231
===================================================================

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

     Premises                                  28 years
     Computers                                  2 years
     System Software                            3 years
     Office equipment                           5 years
     Furniture and fixtures                     5 years
     Vehicles                                   5 years

Depreciation expense amounted to US$11,341 thousand, US$20,170 thousand and US$29,637 thousand for the years ended March 31, 1999, 2000 and 2001 respectively.

Satyam capitalizes interest as part of the cost of premises and equipment based on the avoidable cost concept. Interest expenses capitalized amounted to US$8 thousand, US$71 thousand and US$202 thousand for the year ended March 31, 1999, 2000 and 2001 respectively.

9.   Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of:

                                                    As of March 31
                                      ----------------------------
                                              2000            2001
------------------------------------------------------------------

Goodwill
 Acquisition of minority interest          $23,566        $ 21,957
 Acquisition of IndiaWorld                  39,860         106,833
 Acquisition of IndiaPlaza                       -           9,490
 Others                                          -              59
License fees                                   273             852
------------------------------------------------------------------
Total                                       63,699         139,191
Less: Accumulated amortization              (5,137)        (29,196)
------------------------------------------------------------------
Goodwill and other intangible assets,
 net                                       $58,562        $109,995
==================================================================

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and is primarily related to the IndiaWorld and IndiaPlaza acquisition by Infoway and the acquisition of the minority interest in SESL by Satyam Computer Services. (Refer
Note 3, Business Combinations). Amortization expense amounted to US$186 thousand, US$5,098 thousand and US$ 24,856 thousand for the year ended March 31, 1999, 2000 and 2001 respectively.

10.  Investments

Investments of Satyam consist of available-for-sale securities, other non-marketable securities and investments in associated companies.

Available-for-sale securities

                                                   As of March 31
                                        -------------------------
                                               2000          2001
-----------------------------------------------------------------

Amortized cost                                $ 184         $ 274
Gross unrealized holding gains                  353             5
Gross unrealized holding losses                 (19)          (69)
-----------------------------------------------------------------
Fair Value                                    $ 518         $ 210
=================================================================

Aggregate proceeds from the sale of available-for-sale securities amounted to US$ 13 and US$3 thousand for the year ended March 31, 2000 and 2001 respectively. On those sales, gross realized gain computed on a FIFO basis amounted to US$ 2 and US$1 thousand for the year ended March 31, 2000 and 2001 respectively. These gains and losses have been included in other income in the statement of operations.

Other non-marketable investments

                                                    As of March 31
                                        --------------------------
                                               2000           2001
------------------------------------------------------------------

Investments - non-current assets
------------------------------------------------------------------
Other investments, at cost                   $2,681         $2,498
==================================================================

Investment in associated companies

Satyam Computer Services holds 50.0% stakes in two joint venture companies, Satyam GE Software Services Limited and Satyam Venture Engineering Services Private Limited. During the year ended March 31, 2001, Infoway invested/acquired 29.0% interest in Placements.com, 40.0% interest in Refco-SIFY Securities India Pte Ltd., and 25.0% interest in Cricinfo Ltd. Investments in these companies have been accounted for under the equity method.

The carrying value of investment in various associated companies of Satyam are as follows:

                                                    As of March 31
                                    ------------------------------
                                               2000           2001
------------------------------------------------------------------


Satyam GE                                     $ 336        $ 1,699

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

Satyam Venture                                  103            140
Cricinfo                                          -         29,759
Placements.com                                    -            196
Refco.sify                                        -          2,195
------------------------------------------------------------------
Total                                         $ 439        $33,989
==================================================================

11.  Borrowings

Short-term debts

Short-term debts comprised of:

                                                    As of March 31
                                    ------------------------------
                                               2000           2001
------------------------------------------------------------------

Cash credit facilities                      $ 9,012         $5,224
Short-term debt                              10,309          2,134
------------------------------------------------------------------
Short-term debts                            $19,321         $7,358
==================================================================

The interest rates for the above borrowings range from 10.0% to 15.50% p.a. Cash Credit facilities are guaranteed personally by Satyam's chairman and managing director and are secured by a first charge on current assets and a second charge on the premises and equipment of Satyam. Short-term debt is secured by a first charge on the premises and equipment of Satyam. The weighted-average interest rate on these borrowings was 12.4% and 12.35% for the year ended March 31, 2000 and 2001 respectively.

Long-term debts

Long-term debts outstanding consist of:

                                                                                                            As of March 31
                                                                                                     ---------------------
                                                                                                           2000       2001
--------------------------------------------------------------------------------------------------------------------------
   Secured debts, representing obligation principally to banks and financial institutions
 -  Foreign currency term loans (dollar denominated), maturing serially through fiscal 2004 with       $  4,668   $  3,730
    floating rate - LIBOR+ (175 to 350bps)
 -  Rupee term loans, maturing serially through fiscal 2005 with floating rate - MLR* + (150 to 200      18,844     14,728
    bps)
 -  Rupee term loans, maturing serially through fiscal 2004 with fixed rate - 12.5% to 18.5%              8,300      9,605
 -  15.5% Rupee term loan of a consolidated subsidiary, maturing serially through fiscal 2003             2,307          -
 -  13.0% Debentures of a consolidated subsidiary, due in fiscal 2002                                     2,463          -
 -  Working Capital loans, maturing serially through fiscal 2002 with fixed rate - 12.5% to 13.0%        14,892          -
   Unsecured debts
 -  14.03% Rupee loan of Satyam Associate Trust, maturing serially through fiscal 2004                   13,145     13,196
 Others                                                                                                     888      1,583
 Total Debt                                                                                              65,507     42,842
 Less: Current portion of long-term debts                                                               (15,457)   (33,217)
--------------------------------------------------------------------------------------------------------------------------
 Long-term debts, net of current portion                                                               $ 50,050   $  9,625
==========================================================================================================================
 *MLR = Minimum lending rate prevailing in India (as of March 31, 2000 - 12.75% and as of March 31, 2001 - 12.50%)
 bps = Basis Points

Term loans are secured by a pari-passu charge on premises and equipment and other loans classified as secured debts are secured by a pari-passu charge on current assets. These are also generally guaranteed personally by Satyam's chairman and managing director.

Aggregate maturities of long-term debts for the four years subsequent to March 31, 2001, are US$33,217 thousand in fiscal 2002, US$4,953 thousand in fiscal 2003, US$4,617 thousand in fiscal 2004, US$32 thousand in fiscal 2005, US$3 thousand in fiscal 2006 and thereafter.

As of March 31, 2000, Satyam had unused lines of credit amounting to US$8,353 thousand, of which US$4,276 thousand related to cash credit and short-term debts, US$595 thousand related to long-term debts and US$3,482 thousand related to non-fund facilities.

As of March 31, 2001, Satyam had unused lines of credit amounting to US$20,188 thousand, of which US$12,920 thousand related to cash credit and short-term debts, US$1,067 thousand related to long-term debts and US$6,201 thousand related to non-fund facilities. Subsequent to the balance sheet date, Satyam has prepaid foreign currency term loans and Rupee term loans amounting to US$28,063 thousand. The debts have been included in the current portion of long-term debts.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------
12.  Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, amounts due to or from related parties, accounts payable and other liabilities approximate fair value due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates, as of March 31, 2000 and 2001 was US$66,047 thousand and US$42,779 thousand as compared to the carrying amounts of US$65,507 thousand and US$42,842 thousand respectively.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as state otherwise)
--------------------------------------------------------------------------------



13.  Employee Benefits


The Gratuity Plan

The following table sets forth the funded status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam's balance sheet.

                                                                          Years ended March 31
                                                           -----------------------------------
                                                                   1999      2000         2001
----------------------------------------------------------------------------------------------
Change in projected benefit obligation
Projected benefit obligation at beginning of the year             $ 208     $ 349      $   572
Service cost                                                        144       197          323
Interest cost                                                        30        61           60
Actuarial loss (gain)                                               (17)      (22)         279
Benefits paid                                                        (1)       (3)          (5)
Effect of exchange rate changes                                     (15)      (10)         (50)
Projected benefit obligation at end of the year                     349       572        1,179
----------------------------------------------------------------------------------------------

Change in plan assets
Fair value of plan assets at beginning of the year                    7        16           25
Actual return on plan assets                                          1         2            3
Employer contribution                                                13        18           18
Benefits paid from plan assets                                       (5)      (11)          (7)
----------------------------------------------------------------------------------------------
Fair value of plan assets at end of the year                         16        25           39

Funded status of the plans                                         (333)     (547)      (1,140)
Unrecognized transition obligation (asset)                           63        50           35
Unrecognized prior service cost (benefit)                             -         -            -
Unrecognized net actuarial loss (gain)                              (13)      (27)         251
----------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                    $(283)    $(524)     $  (854)
==============================================================================================

The components of net gratuity costs are reflected below:
Service cost                                                      $ 153     $ 220      $   323
Interest cost                                                        21        38           60
Expected returns on plan assets                                      (1)       (2)          (3)
Amortization                                                         13        13           12
----------------------------------------------------------------------------------------------
Net gratuity costs                                                $ 186     $ 269      $   392
==============================================================================================
Principal actuarial assumptions:
Discount rate                                                      11.0%     11.0%        11.0%
Long-term rate of compensation increase                            10.0%     10.0%        10.0%
Long-term rate of return on plan assets                            11.0%     11.0%        11.0%

Provident Fund

Satyam contributed US$882 thousand, US$1,176 thousand and US$1,399 thousand towards the Provident Fund during the years ended March 31, 1999, 2000 and 2001 respectively.

Superannuation Plan

Satyam Computer Services contributed US$12 thousand, US$15 thousand and US$ 26 thousand towards the Superannuation Plan maintained by LIC during the years ended March 31, 1999, 2000 and 2001 respectively.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as state otherwise)
--------------------------------------------------------------------------------

14.    Income Taxes

The provision for income taxes consists of:

                                      Years ended March 31
                          ------------------------------------------
                                   1999          2000           2001
--------------------------------------------------------------------

Foreign taxes
Current                          $1,065        $1,118         $3,437
Deferred                            110           146            530
Domestic taxes
Current                              35           239            546
Deferred                           (105)          116           (376)
--------------------------------------------------------------------
Aggregate taxes                  $1,105        $1,619         $4,137
====================================================================

A reconciliation between the provision for income taxes to the amount computed by applying the statutory income tax rate to income before provision for income taxes is summarized below:

                                         Years ended March 31
                                --------------------------------------
                                    1999          2000            2001
----------------------------------------------------------------------

Net income (loss) before         $10,308      $ (8,241)       $(44,080)
 taxes..........................
Enacted tax rates in India......    35.0%         38.5%          39.55%
----------------------------------------------------------------------
Computed tax expense/
 (benefit)...................... $ 3,608      $ (3,173)       $(17,433)
Tax effect due to
 non-taxable export income......  (4,883)      (11,079)        (28,041)
Difference arising from
 different tax rate in other
 tax jurisdiction...............     218           679           1,241
Stock compensation
 (non-deductible)...............   1,161         6,518          18,235
Goodwill (non-deductible).......      46         1,942           9,759
Permanent Differences...........  (2,024)       (1,284)          2,574
Changes in valuation
 allowance, including losses
 of subsidiaries................   1,540         7,275          15,963
Effect of tax rate change.......       -            13               7
Other non-deductible expenses...   1,430           636            1584
----------------------------------------------------------------------
Income taxes....................   1,096         1,527           3,889
Tax for earlier years
 /excess tax provided...........       9            92             248
======================================================================
Income taxes recognized in
 statement of operations........ $ 1,105      $  1,619        $  4,137
======================================================================

As of March 31, 2000 and 2001, the current provision for income taxes, net of payments, were US$653 thousand and US$ 6,707 thousand respectively.. The provision for foreign taxes is due to income taxes payable overseas by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as "Software Technology Parks"; and (ii) a tax deduction for profits from exporting computer software. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. Further, most of Satyam Computer Services' operations are from "Software Technology Parks" which is entitled to a tax holiday of ten years from the date of commencement of operations. However, Satyam earns certain other income, which are taxable irrespective of tax holiday. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Significant components of activities that gave rise to deferred tax assets and liabilities included on the balance sheet are as follows:

                                                 As of March 31
                                          ---------------------------
                                                  2000           2001
---------------------------------------------------------------------
Deferred tax assets:
Operating loss carryforwards                  $ 10,366       $ 22,620
Provision for accounts receivable and
advances                                           280            902
Premises and equipment                               6             18
Others                                             291          3,553
---------------------------------------------------------------------
Gross deferred tax assets                       10,943         27,093
Less: Valuation allowance                      (10,524)       (24,756)
---------------------------------------------------------------------
Total deferred tax assets                          419          2,337

Deferred tax liabilities:
Premises and equipment                             548          2,379
Deferred tax due on sale of interest of                        34,316
 a subsidiary accounted through                 29,693
 additional paid-in capital
Others                                             162             82
---------------------------------------------------------------------
Total deferred tax liabilities                  30,403         36,777
---------------------------------------------------------------------
Deferred income taxes assets
 (liabilities)                                $(29,984)      $(34,440)
=====================================================================

No deferred income taxes have been provided on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as state otherwise)
--------------------------------------------------------------------------------

losses aggregated to approximately US$12,862 thousand, and US$ 30,064 thousand as of March 31, 2000 and 2001 respectively.

No deferred taxation provision has been recognized for the taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a deduction from taxable income for 10 years, except to the extent timing differences reverse after the tax holiday period or unless they reverse under foreign taxes.

Operating loss carryforwards for tax purposes of Satyam Computer Services and its consolidated subsidiaries amount to approximately US$10,366 thousand and US$ 22,620 thousand as of March 31, 2000 and 2001 respectively and are available as an offset against future taxable income of such entities. These carryforwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. A valuation allowance is established attributable to deferred tax assets and loss carryforwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Net deferred tax assets (liabilities) included in the consolidated balance sheets were as follows:

                                                  As of March 31
                                          -------------------------
                                                2000           2001
-------------------------------------------------------------------

Current assets - deferred taxes on
 income                                     $    413       $    966
Non-current assets - other assets*                 6          1,371
Current liabilities - accrued                   (129)             -
 expenses and other liabilities*
Long-term liabilities - Deferred
 taxes on income                             (30,274)       (36,777)
-------------------------------------------------------------------
Net deferred tax assets (liabilities)       $(29,984)      $(34,440)
===================================================================
* - Included in "other assets" and "accrued expenses and other liabilities" respectively.

15.  Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated and unvested shares held by the Satyam Associate Trust). At March 31, 2000 and 2001, 7,536,100 and 15,213,249 respectively allocated but unvested shares were not included in the calculation of weighted-average shares outstanding for basic earnings per share. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the "treasury stock" method. For the years ended March 31, 2000 and 2001, 7,536,100 and 15,213,249 respectively allocated but unvested shares have been excluded from the diluted earnings per share calculation due to their antidilutive effect.

In addition to the above, the unallocated shares held by Satyam Associate Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 4,232,300and 10,188,321 as of March 31, 2000 and 2001 respectively.

The components of basic and diluted earnings per share were as follows:

                                            Years ended March 31
                              --------------------------------------
                                    1999         2000           2001

Net income                      $  9,014     $ (6,940)      $(27,912)

Average outstanding shares
 (in thousands)*                 260,190      264,720        269,943
Dilutive effect of:
 Employee Stock Options               70            -              -
Share and share                  260,260      264,720        269,943
 equivalents (in
 thousands)*

Earnings (loss) per share
Basic                           $   0.03     $  (0.03)      $  (0.10)
Diluted                             0.03        (0.03)         (0.10)

*  - on an adjusted basis

16.    Stock-based Compensation Plans

Stock-based compensation plan of Satyam Computer Services

History of the plan

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the "ASOP"). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associate Trust (the "Trust"), to administer the ASOP and issued warrants to purchase 13,000,000 shares of Satyam Computer Services. In turn, the Trust periodically grants eligible employees warrants to purchase equity shares held by or reserved for the issuance to the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee's length of service and performance. Upon vesting, employees have 30 days in which to exercise warrants.

All the Trust's trustees are nominated by Satyam Computer Services. The Trust issue warrants solely at the discretion of Satyam Computer Services and cannot earn

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as state otherwise)
--------------------------------------------------------------------------------

any other income. The shares purchased by the Trust, as described below, have been pledged against all Trust liabilities. Hence, the Trust has been consolidated in the financial statements.

At the Annual General Meeting in May 1999, shareholders approved a two-for-one stock split in the form of a dividend, available to all shareholders of record as of August 31, 1999 (refer note 21 "Stock Split in the form of stock dividend"). All holders of trust warrants were given the choice of converting their underlying Satyam Computer Services warrants to Satyam Computer Services shares ahead of their scheduled vesting dates. Upon payment of the balance of the exercise price, the underlying Satyam Computer Services warrants would be converted into shares and remain in the custody of the trust until the original vesting period expired. The `bonus' share, at the effective date of the stock split, immediately vested to the employees who availed themselves of this plan. Warrants for 62,500 shares were converted into Satyam Computer Services shares in this manner, and Satyam Computer Services recognized US$137 thousand in compensation expense associated with this transaction.

In order to ensure all its employees received the benefits of the Satyam Computer Services stock split in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the split using the proceeds obtained from bank loans amounting to US$13,226 thousand. Prior to August 31, 1999, the exercise price of the remaining Trust warrants was Rupees ("Rs.") 450 per warrant. Subsequent to August 31, 1999, each warrant entitles the holder to purchase ten shares (adjusted for stock splits) of Satyam Computer Services at a price of Rs.450 per warrant plus an interest component, associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. This stock bonus has been treated as an equity restructuring pursuant to EITF 90-9. Correspondingly no additional compensation cost has been recognized as a result of the conversion of warrants held by the Trust.

In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the "ASOP B") and reserved warrants for 13,000,000 equity shares to be issued to eligible employees with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20.0% in second year, 30.0% in the third year and 50.0% in the fourth year. Upon vesting, employees have 3 months to exercise these warrants. No equity shares have been issued by Satyam Computer Services to the Trust as under the ASOP plan B.

Warrant grants

During the year ended March 31, 1999, the Trust issued to employees immediately-vesting warrants for 1,170,300 shares as well as warrants for 4,739,900 shares with vesting periods ranging between one and three years. As of March 31, 1999, the Trust held warrants for 5,910,200 shares allocated to employees and warrants for 7,089,800 shares unallocated to employees. Unallocated warrants are not considered outstanding for purposes of computing earnings per share.

During the year ended March 31, 2000, the exercise period of the immediately vesting warrants for 1,170,300 shares was extended for another one year. The difference between the fair market value and exercise price at the extension date was taken immediately to current-year income.

During the year ended March 31, 2000, the Trust issued immediately vesting warrants for 74,000 shares and warrants for 2,911,200 shares with longer vesting periods to the employees. As of March 31, 2000, the Trust held warrants for 7,536,100 shares allocated to employees. At this date, warrants for 4,232,300 shares remained unallocated to employees. Unallocated warrants are not considered outstanding for purposes of computing earnings per share.

During the year ended March 31, 2001, the Trust issued immediately vesting warrants for 716,020 (net of 4,600 forfeited) shares and warrants for 1,795,750 (net of 1,200,740 forfeited) shares with longer vesting periods to the employees under the ASOP plan. Further, during the same period, under the "ASOP B" plan, Satyam Computer Services issued warrants for 5,759,209 (net of 291,200 warrants forfeited) shares to the employees.

Satyam Computer Services recognized deferred stock compensation of US$14,479 thousand, US$23,265 thousand and US$38,034 thousand for the year ended March 31, 1999, 2000 and 2001 respectively. US$3,315 thousand, US$16,457 thousand and US$44,219 thousand was amortized and charged to income for the year ended March 31, 1999, 2000 and 2001 respectively.

Pursuant to APB 25, deferred stock compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the fair value of underlying shares of Satyam Computer Services.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

Deferred stock compensation is amortized on a straight-line basis over the vesting period of the related warrants. The weighted-average grant-date fair value of options granted during the years 1999, 2000 and 2001 was US$3.42, US$7.02 and US$9.49 respectively.

As mentioned above, Satyam Computer Services amended the exercise price of its warrants to reflect the interest component associated with the loan used to fund the Trust's share purchase. As a result of this, the weighted-average exercise price for warrants at the beginning of the year ended March 31, 2000 is greater than that of the year ended March 31, 1999.

Changes in number of shares representing stock options outstanding were as follows:

                                                                                                       Years ended March 31
                                      ---------------------------------------------------------------------------------------
                                                   1999                        2000                           2001
-----------------------------------------------------------------------------------------------------------------------------
  ASOP - A                              Number of     Weighted       Number of       Weighted       Number of       Weighted
                                         shares       Average        shares          Average         shares          Average
                                                      Exercise                       Exercise                        Exercise
                                                       Price                           Price                          Price
-----------------------------------------------------------------------------------------------------------------------------
Balance at the beginning of period                                   5,910,200        $1.24        7,536,100          $1.26
Granted                                 5,910,200       $1.03        2,985,200         1.36        3,717,110          $1.27
Exercised                                                           (1,231,600)        1.22         (598,330)         $1.05
Cancelled                                                             (126,500)        1.03         (521,500)         $1.08
Lapsed                                                                  (1,200)        1.08         (679,240)         $1.59
-----------------------------------------------------------------------------------------------------------------------------
Balance at the end of the period        5,910,200       $1.03        7,536,100        $1.26        9,454,140          $1.24
=============================================================================================================================

                ASOP-B                     Year ended March 31, 2001
---------------------------------------------------------------------
                                        Number of            Weighted
                                        shares               Average
                                                             Exercise
                                                              Price
---------------------------------------------------------------------

Balance at the beginning of period
Granted                                 6,050,409              $ 7.32
Exercised
Cancelled                                (291,200)             $10.38
Lapsed
---------------------------------------------------------------------
Balance at the end of the period        5,759,209              $ 7.17
=====================================================================

Information about number of shares representing stock options outstanding:
---------------------------------------------------------------------------------------------------------------------------------
                                                 Outstanding                                                Exercisable
                          -------------------------------------------------------------------------------------------------------
 Period        Range of         Weighted Average               Weighted            Number of          Weighted         Number of
               Exercise        Exercise Price (per              Average              shares           Average           shares
              Price (per             share)                    remaining         arising out of    Exercise Price     arising out
                share)                                     contractual Life         options         (per share)       of options
---------------------------------------------------------------------------------------------------------------------------------
Fiscal       Rs.45.0 -         US$1.0 -       Rs.55.1           1.82 yrs           7,536,100          Rs.48.0           74,000
2000         Rs.82.8           US$1.8         US$1.2                                                  US$1.0

Fiscal       Rs.45.0-          US$1.0-        Rs.134.54         1.88 yrs          15,213,349          Rs.49.69         720,620
2001         Rs.655.6          US$14.0        US$2.87                                                 US$1.1
---------------------------------------------------------------------------------------------------------------------------------

Number of shares are presented on an adjusted basis
The US$ numbers in the above table have been translated using the closing exchange rate as of March 31, 2001 1$= Rs.46.85

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

Stock-based compensation plan of Infoway

During the year ended March 31, 1999, Infoway established its Associate Stock Option Plan (the "IASOP") which provides for the issuance of 825,000 warrants to eligible employees. Infoway issued 825,000 warrants of Re. 1 each to an employee welfare trust (the "SI-Trust"). The SI-Trust holds the warrants and transfers them to eligible employees over a period of three years. The exercise period for these warrants is 30 days from the vesting period. The warrants are to be transferred to employees at Re. 1 each and each warrant entitles the holder to purchase one share of Infoway at an exercise price as decided and determined by the Board of Directors. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. The intrinsic value of each warrant is based on the market price of the shares underlying the warrants on the date of the grant. The warrants allotted and the underlying shares are not subject to any repurchase obligations by Infoway.

During the year ended March 31, 1999, 5,000 warrants were granted at US$1.61 per warrant to a single employee resulting in a deferred stock compensation of US$39 thousand for the difference between the exercise price and the fair market value of the shares underlying the warrants, as was determined by the Board of Directors to be US$9.5, as of the date the warrants were unconditionally made available to the employee. The deferred stock compensation is being amortized on a straight-line basis over the vesting period of the warrants and the charge amounted to US$2 thousand.

During the year ended March 31, 2000, 225,000 warrants (net of 5,700 warrants forfeited) were granted to eligible employees at a weighted average exercise price of US$18.56, which are convertible into Indian shares at the time of exercise of the said warrants by the employees. Further, Infoway also granted 87,460 warrants to eligible employees at 90.0% of the market price of the shares on NASDAQ as on the grant date. These warrants are convertible into American Depository Shares (ADS) at the time of exercise of the said options by the employees. Infoway recognized deferred stock compensation of US$3,209 thousand for the year and during the year US$474 thousand was amortized and charged to income for the year ended March 31, 2000.

During the year ended March 31, 2001 Infoway granted 342,800 warrants to eligible employees at 90% of the market price of the shares on NASDAQ as on the grant date. These warrants are convertible into ADS at the time of exercise of the said options by the employees. Infoway recognized deferred stock compensation of US$2,225 thousand for the year and during the year US$1,899 thousand was amortized and charged to income.

The deferred stock compensation has been computed at the grant date as the difference between the exercise price and the intrinsic value of warrants based on its underlying shares. The deferred stock compensation is being amortized on a straight-line basis over the vesting period of the warrants. The weighted-average grant-date fair value of options granted during the years 1999, 2000 and 2001 was US$1.6, US$54.1 and US$69.83.

Stock options outstanding are as follows:

                                                                                                    Years ended March 31
                                      ----------------------------------------------------------------------------------
                                                 1999                        2000                          2001
------------------------------------------------------------------------------------------------------------------------
                                       Number of     Weighted      Number of       Weighted      Number of      Weighted
                                        shares        Average       shares          Average       shares         Average
                                                     Exercise                      Exercise                      Exercise
                                                      Price                          Price                        Price
------------------------------------------------------------------------------------------------------------------------
Balance at the beginning of period                                    5,000          $ 1.57       312,460         $53.57
Granted                                   5,000         $1.57       313,160           53.57       342,800          60.21
Exercised                                     -             -             -               -          (200)          7.47
Cancelled                                     -             -        (5,700)           8.02       (90,040)         51.42
Lapsed                                        -             -             -               -             -              -
------------------------------------------------------------------------------------------------------------------------
Balance at the end of the period          5,000         $1.57       312,460          $53.57       565,020         $55.54
========================================================================================================================

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

Information about stock options outstanding:

---------------------------------------------------------------------------------------------------------------------------------
                                                                Outstanding                                  Exercisable
    Period        Range of Exercise
                                            -------------------------------------------------------------------------------------
                  Price (per share)            Weighted           Weighted          Number of          Weighted        Number of
                                                Average            Average            shares           Average          shares
                                            Exercise Price        remaining        arising out      Exercise Price    arising out
                                              (per share)     contractual Life      of options       (per share)      of options
---------------------------------------------------------------------------------------------------------------------------------
2001               Rs.70    $  1.49             $  1.49            0.96yrs             5,000          $ 1.49            2,500
                     250       5.34                5.34            1.75yrs                              8.54           18,750
                     350       7.47                7.47            1.75yrs           112,500           28.84            7,867
                     973      20.77               20.77            2 .18yrs           62,520           88.05           13,956
                   1,879      40.11               40.11            2.18yrs            47,200                                -
                   3,809      81.30               81.30            2.08yrs           267,620                                -
                   5,892     125.76              125.76            2.08yrs            60,580                                -
                   8,603     183.63              183.63            2.08yrs             9,600                                -

The US$ numbers in the above table have been translated using the closing exchange rate at March 31, 2001 1$ = Rs.46.85.

Stock-based compensation plan of VisionCompass Inc.

In October 1999, VisionCompass Inc. (VCI) Board of Directors adopted the 1999 Stock Option Plan (the "VCI-Plan"), which provides for the issuance of Incentive Stock Options (ISO's) and nonqualified options to eligible individuals responsible for the management, growth and financial success of VCI. As of March 31, 2000, there are 25,000,000 shares reserved for issuance under the VCI-Plan. The option price is determined by the Board of Directors at the time the option is granted, and, in the case of ISO's, in no event is less than the fair market value of the VCI's shares at the date of grant, as determined by the Board. The shares acquired through the exercise of options carries certain restrictions, as specified in the VCI-Plan. Options generally vest over a four-year period and expire ten years from the date of grant.

During the year ended March 31, 2000, 650,600 stock options with a weighted average fair value of US$0.10 were granted with an exercise price of US$0.10 per share. No options were exercised and 500 options were forfeited during this period. As of March 31, 2000, no outstanding options are exercisable, and the outstanding options have a weighted-average remaining contractual life of 9.7 years.

During the year ended March 31, 2001, 652,600 stock options with a weighted average fair value of US$0.10 were granted with an exercise price of US$0.10 per share. No options were exercised and 383,300 options were forfeited during this period. As of March 31, 2001, 130,025 outstanding options are exercisable, and the outstanding options have a weighted average remaining contractual life of
9.27 years.

Additional Disclosure

Satyam follows APB 25, "Accounting for Stock Issued to Employees", to account for stock options. An alternative method of accounting for stock options is SFAS 123, Accounting for Stock-Based Compensation. Under SFAS 123, employee stock options are valued at grant date using the Black-Scholes valuation model, and compen-sation cost is recognized ratably over the vesting period. FAS 123 requires that an entity recognizes incremental compensation cost associated with an extension of the exercise period, computed as the difference between the fair values of the option before and after such modification. Under APB 25, the company recognizes a new measurement date and new measure cost. Correspondingly, the extension of the exercise periods of stock options held by some employees has had a lesser effect on income under FAS 123 than under APB 25.

Had compensation cost for Satyam's stock options been determined based on the Black-Scholes value at the grant dates for awards, pro forma statement of operations would have been as follows:

                                      Years ended March 31
                        ---------------------------------------------
                                  1999           2000            2001
---------------------------------------------------------------------

Net Income (loss)
         - As reported      $9,014        $(6,940)       $(27,677)
         - Pro forma         8,876           (351)        (29,933)
Earnings (loss) Per
Share:

Basic    - As reported      $ 0.03        $ (0.03)       $  (0.10)
         - Pro forma          0.03          (0.00)          (0.11)
Diluted  - As reported        0.03          (0.03)          (0.10)
         - Pro forma          0.03          (0.00)          (0.11)

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

The fair value of Satyam Computer Services' stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model. The following assumptions were used:

                                        Years ended March 31
                           ---------------------------------

                                1999       2000         2001
------------------------------------------------------------

Dividend yield                  0.65%      0.65%        0.51%
Expected volatility            90.00%     90.00%       73.00%
Risk-free interest rate         9.01%      9.87%       10.40%
Expected term                   1.70       1.99         2.09


17.  Segmental Reporting

Satyam has adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" which requires disclosure of financial and descriptive information about Satyam's reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Satyam's reportable operating segments consist of the following three business groups:

 . IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services' eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

 . Internet Services, providing consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services. The companies corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business electronic commerce and website development and hosting services. Satyam also operates an on-line portal, Sify.com (formerly satyamonline.com), and 21 related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles.

 .  Software Products, product development and creation of propriety software.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

Satyam's operating segment information for the years ended March 31, 1999 and 2000 and for the year ended March 31, 2001 were as follows:

Business Segments

-----------------------------------------------------------------------------------------------------------------------------
                                      IT  Services  Internet Services   Software Products   Elimination   Consolidated totals
-----------------------------------------------------------------------------------------------------------------------------
For the year 1999
Revenue - External customers          $     95,573       $      2,222                   -             -        $      97,795
Revenue - Inter-segment                        374                226                   -    $     (600)                   -
----------------------------------------------------------------------------------------------------------------------------
Total Revenues                        $     95,947       $      2,448                   -    $     (600)       $      97,795
============================================================================================================================

Operating income (loss)               $     21,884       $     (3,836)       $     (1,840)            -        $      16,208
Net income (loss)                           15,241             (4,387)             (1,840)            -                9,014
Segment assets                             110,123             10,658                 114    $   (4,576)             116,319
Depreciation and amortization               10,361              1,164                   2             -               11,527
Capital expenditures for long-lived         35,229              3,816                  26             -               39,071
 assets
----------------------------------------------------------------------------------------------------------------------------
For the year 2000
Revenue - External customers          $    149,257       $     15,198                   -             -        $     164,455
Revenue - Inter-segment                      5,768                208                   -    $   (5,976)                   -
----------------------------------------------------------------------------------------------------------------------------
Total Revenues                        $    155,025       $     15,406                   -    $   (5,976)       $     164,455
============================================================================================================================

Operating income (loss)               $     18,356       $    (10,630)       $    (10,802)   $    2,447        $        (629)
Net income (loss)                            9,787             (5,713)            (11,014)            -               (6,940)
Segment assets                             183,283            243,551               1,758       (16,033)             412,559
Depreciation and amortization               19,616              5,600                  52             -               25,268
Capital expenditures for long-lived         22,389             20,003                 517             -               42,909
 assets
For the year 2001
Revenue - External customers          $    271,367       $     36,840                   -                      $     308,207
Revenue - Inter-segment                      3,547              2,148                 213        (5,908)                   -
----------------------------------------------------------------------------------------------------------------------------
Total Revenues                        $    274,914       $     38,988        $        213       ($5,908)       $     308,207
============================================================================================================================

Operating income (loss)               $     24,230           ($56,994)           ($13,878)            -             ($46,642)
Net income (loss)                           14,765            (28,804)            (13,873)            -              (27,912)
Segment assets                             257,143            246,766               2,243      ($25,053)             481,099
Depreciation and amortization               24,374             29,695                 424                             54,493
Capital expenditures for long-lived         42,296             41,934                 926                             85,156
 assets
----------------------------------------------------------------------------------------------------------------------------

The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

Geographic Information

The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

                                   Fiscal 1999                         Fiscal 2000                       Fiscal 2001
-----------------------------------------------------------------------------------------------------------------------------
                            Revenues          Long-lived         Revenues       Long-lived         Revenues        Long-lived
                          from external         assets        from external       assets         from external       assets
                            customers                            customers                         customers
-----------------------------------------------------------------------------------------------------------------------------
United States             $     76,443        $   6,367       $     123,262     $    7,585           222,521       $   11,610
Europe                           7,068                -               8,493             68            20,481              134
India                            3,545           57,189              16,473        134,959            31,461          231,046
Japan                            4,066                -              10,364            344             7,260              263
Rest of the World                6,673                -               5,863            194            26,484              173
-----------------------------------------------------------------------------------------------------------------------------
Total                     $     97,795        $  63,556       $     164,455     $  143,150        $  308,207       $  243,226
=============================================================================================================================

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment. Transfers between reportable business or geographic segments are made either at cost or at arms-length prices.

18.  Concentration of Risk

Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. During the year ended March 31, 2000, revenues generated from two customers accounted for 14.2% and 11.9% of the total revenues, respectively. During the year ended March 31, 2001, revenues generated from two customers accounted for 15.48% and 8.13% of the total revenues, respectively. During the year ended March 31, 2000, total revenue from Satyam's top ten customers accounted for 51.9% of the total revenues. During the year ended March 31, 2001, total revenue from Satyam's top ten customers accounted for 46.08% of the total revenues.

19.  Related Party Transactions

Satyam provides infrastructure and other services to Satyam GE and Satyam Venture, associate companies (joint ventures) which amounted to US$539 thousand for the year ended March 31, 2000 and US$ 1,492 thousand for the year ended March 31, 2001.

Software services provided by Satyam GE and Satyam Venture to Satyam amounted to US$182 thousand and US$165 thousand for the year ended March 31, 2000 and 2001 respectively. Satyam GE owes an amount equivalent to US$50 thousand and US$ 631 thousand to Satyam Computer Services as of March 31, 2000 and 2001 respectively. Satyam Venture owes an amount equivalent to US$ 896 thousand to Satyam Computer Services as of March 31, 2001.

An Executive Director of SESL who is also a director of Satyam Computer Services was allotted 8,000,000 equity shares in the share swap deal pursuant to the acquisition of shares of SESL by Satyam Computer Services. Refer note 4 on "Acquisition of minority interest".

20.  Contingencies and Commitments

Contingencies

The bank guarantees outstanding are US$1,449 thousand and US$1,012 thousand as of March 31, 2000 and 2001 respectively. These guarantees are generally provided to government agencies, primarily to the Telegraph Authorities as security for compliance with and performance of terms and conditions contained in the Internet Service Provider license granted to Satyam and Videsh Sanchar Nigam Limited, towards the supply and installation of an electronic commerce platform respectively. Satyam also provides guarantees to Excise and Customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

Capital Commitments

Satyam has various letters of credit outstanding to different vendors totaling US$166 thousand and US$473 thousand as of March 31, 2000 and 2001 respectively. These letters of credit are generally established for the import of hardware, software and other capital items.

Satyam had contractual commitments of US$4,718 thousand and US$8,565 thousand as of March 31, 2000 and 2001 respectively, for capital expenditures relating to acquisition of premises, equipment and new network infrastructure.

Satyam had commitments towards investment in equity capital under joint venture agreements amounting to US$780 thousand and US$2,645 thousand as of March 31, 2000 and 2001 respectively.

Operating Lease

Satyam has certain operating leases for office premises and guesthouses. These are renewable on a periodic basis at its option, with the longest renewal period extending through 2005. Most of the operating leases provide for increased rent through increases in general price levels. The operating leases are cancelable at either party's option generally with three months notice.

Rental expense for operating leases amounted to US$2,851 thousand, US$3,971 thousand and US$7,626 thousand for the year ended March 31, 1999, 2000 and 2001 respectively.

Future minimum annual lease commitments, including those leases for which renewal options may be exercised, as of March 31, 2001 are US$5,120 thousand in fiscal 2002, US$4,551 thousand in fiscal 2003, US$4,032 thousand in fiscal 2004, US$4,003 thousand in fiscal 2005 and US$3,800 thousand in fiscal 2006.

21.  Shareholders' Equity and Dividends

Stock Split (in the form of stock dividend)

During the year ended March 31, 2000, the shareholders of Satyam Computer Services approved a two-for-one stock split (in the form of stock dividend) which was effective on September 1, 1999. Consequently, Satyam capitalized an amount of US$6,480 thousand from its retained earnings to common stock.

Further, the shareholders also authorized a five-for-one stock split of Satyam Computer Services' common stock whereby each issued and outstanding equity share, par value Rs.10 each, was split into five equity shares, par value Rs.2 each. The record date of stock split was August 25, 2000.

All references in the financial statements to number of shares, per share amounts, stock option data, and market prices of Satyam Computer Services' equity shares have been retroactively restated to reflect the stock split unless otherwise noted.

Dividends

Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Interim dividends are declared by the Board of Directors without the need for shareholder approval. With respect to equity shares issued by Satyam Computer Services during a particular fiscal year, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Satyam Computer Service accrues dividends payable and pays them after obtaining shareholders' approval.

Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services' unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. For the year ended March 31, 2000, under Indian GAAP the net income available for distribution to equity shareholders was US$29,954 thousand and US$103,797 thousand for the year ended March 31, 2001.

Under the Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 12%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

22.    Balance Sheet and Income Statement Schedules

a)     Cash and Cash Equivalents

The cash and cash equivalents consist of:

                                                 As of March 31
                                              -------------------
                                              2000           2001
-----------------------------------------------------------------
Cash and bank balances                 $    25,947    $    37,130
Cash equivalents                           166,357         28,938
-----------------------------------------------------------------
Cash and cash equivalents              $   192,304    $    66,068
=================================================================

Cash equivalents include deposits of US$193 thousand and US$261 thousand as of March 31, 2000 and 2001 respectively, placed in "No-charge-no-lien" accounts as security towards performance guarantees issued by Satyam's bankers on Satyam's behalf. Satyam cannot utilize these amounts until the guarantees are discharged or revoked.

b)    Accounts Receivable

Accounts receivable consist of:

-----------------------------------------------------------------
                                                 As of March 31
                                               ------------------
                                               2000          2001
Customers (trade)                          $ 52,337     $  95,444
Related parties                                  92     $     650
Less: allowance for doubtful debts             (914)       (3,530)
-----------------------------------------------------------------
Accounts receivable                        $ 51,515     $  92,564
=================================================================

The allowance for doubtful debts is established at amounts considered to be appropriate based primarily upon Satyam's past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

c)    Inventory

Inventory consists of:

                                                  As of March 31
                                               -------------------
                                               2000           2001
------------------------------------------------------------------
CD-ROMs                                       $  25       $    153
Communication hardware                          323          2,010
Application software                             62            126
Others                                            7             70
Less: Valuation Allowance                                       (9)
------------------------------------------------------------------
Inventory                                     $ 417       $  2,350
==================================================================

d)  Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consist of:

                                                  As of March 31
                                                ------------------
                                                2000        2001
------------------------------------------------------------------
Prepaid expenses                              $  7,210    $  5,922
Advance for expenses                             3,267      13,089
Loans and advance to employees                   1,740       2,493
Other advances and receivable                    3,728       1,364
Less: Allowance for doubtful                      (281)       (312)
 advances
------------------------------------------------------------------
Prepaid expenses and other                    $ 15,664    $ 22,556
 receivables
==================================================================

Prepaid expenses principally include the unexpired portion of annual rentals paid to the Department of Telecommunications, Ministry of Communications, and the Government of India for use of leased telecommunication lines, Satellite link charges, and insurance premiums.

e)    Other Assets

Other assets consist of:

                                                  As of March 31
                                               --------------------
                                               2000            2001
-------------------------------------------------------------------
Rent and maintenance deposits             $   2,376        $  3,570
Telephone and other deposits                  1,694           2,190
Loans and advances to employees due             247           1,918
 after one year
Deferred taxes on income                          6           1,371
Others                                          279           3,594
Less: Allowance for doubtful deposits          (149)           (647)
-------------------------------------------------------------------
Other Assets                              $   4,453        $ 11,996
===================================================================

Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

f)    Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of:

                                                As of March 31
                                              ------------------
                                              2000           2001
-----------------------------------------------------------------
Accrued expenses                          $  7,972       $ 20,142
Unclaimed dividend                           1,398            335
Provision for taxation                         653          6,707
Provision for gratuity                         524            854
Deferred taxes on income                       129              -
Others                                       2,221          3,742
-----------------------------------------------------------------
Accrued expenses and other liabilities    $ 12,897       $ 31,780
=================================================================

g)  Other Income

Other income consists of:

                                              Years ended March 31
                                       ----------------------------
                                       1999        2000        2001
-------------------------------------------------------------------
Gain on foreign exchange             $  918     $ 1,072     $ 5,816
transactions
Others                                   72         399         990
-------------------------------------------------------------------
Other income                         $  990     $ 1,471     $ 6,806
===================================================================

h)  Other expenses

Other expenses consist of:

                                           Years ended March 31
                                       ----------------------------
                                       1999        2000        2001
-------------------------------------------------------------------
Loss on sale of equipment             $  28      $  72        $  43
Miscellaneous expenses                    -        346          301
-------------------------------------------------------------------
Other expenses                        $  28      $ 418        $ 344
===================================================================

23.  Subsequent Events:

a)   Issuance of common stock

     In the month of May 2001, the Company issued 14.5 million American Depository Shares (ADS) at a price of $ 9.71 per ADS. The ADS were listed for trading on the New York Stock Exchange ("NYSE" ticker symbol "SAY"). The Company issued 21,75,000 ADS at the price of $9.71 per ADS on the exercise of 15% Greenshoe option by the Underwriters. Each ADS represents two equity shares of Rs.2 each fully paid up.

     In effect the Company issued a total of 16,675,000 ADS, including the Greenshoe option, representing 33,350,000 equity shares of Rs. 2 each fully paid up.

b)   Restructuring in Vision Compass, Inc.

     In April 2001, the Board of Directors of VCI approved a plan to refocus VCI, concentrating on several core functions. As a result, VCI announced that it would be reallocating its resources, which included laying off almost 70% of VCI's employees. Presently, Satyam does not have any plan to discontinue the operations of VCI. The restructuring costs are expected to be approximately US $750 thousand.

c)   Dividends

     On June 29, 2001, shareholders authorized payment of a cash dividend of US$0.009 per share amounting to US$2,654 thousand to shareholders of record on June 25, 2001 for equity shares issued on or prior to March 31, 2001.

d) In August 2001, the Board of Directors of Satyam have decided to close down four subsidiaries--Satyam Europe Limited, Satyam Asia Pte Limited, Satyam Japan Limited and Dr. Millemium, Inc. The company does not believe that there will be any material cost associated with this exercise.
__________

                               INDEX TO EXHIBITS

Exhibit Number                     Documents
-------------            -------------------------------

     2.2                 Deposit Agreement

    10.1                 Consent of Independent Accounts