Form 20-F
period 2002-03-31
SATYAM COMPUTER SERVICES LTD
filed 2002-07-01
CIK 1106056

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
                                   (Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended March 31, 2002.

                                       or

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _______ to _______

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

                            Satyam Technology Center
                              Bahadurpally Village
                    Qutbullapur Mandal, R.R.District - 500855
                            Hyderabad, Andhra Pradesh
                                      India
                                (91) 40-309-7505
                    (Address of principal executive offices)

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

311,391,210 equity shares, including 33,350,000 underlying equity shares for 16,675,000 ADS, were issued and outstanding as of March 31, 2002.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]             No  [_]
Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17        [_]             Item 18       [X]

                                Table of Contents

Item                                                                                                          Page
----                                                                                                          ----
Currency of Presentation and Certain Defined Terms .........................................................    1
Forward-Looking Statements May Prove Inaccurate ............................................................    1

PART I .....................................................................................................    2

Item 1.      Identity of Directors, Senior Management and Advisers .........................................    2
Item 2.      Offer Statistics and Expected Timetable .......................................................    2
Item 3.      Key Information ...............................................................................    2
Item 4.      Information on the Company ....................................................................   18
Item 5.      Operating and Financial Review and Prospects ..................................................   33
Item 6.      Directors and Officers of Registrant ..........................................................   57
Item 7.      Major Shareholders and Related Party Transactions .............................................   65
Item 8.      Financial Information .........................................................................   66
Item 9.      The Offer and Listing .........................................................................   66
Item 10.     Additional Information ........................................................................   68
Item 11.     Quantitative and Qualitative Disclosures About Market Risk ....................................   80
Item 12.     Description of Securities Other Than Equity Securities ........................................   81

PART II ....................................................................................................   82

Item 13.     Defaults, Dividend Arrearages and Delinquencies ...............................................   82
Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds ..................   82
Item 15.     Reserved ......................................................................................   82
Item 16.     Reserved ......................................................................................   82

PART III  ..................................................................................................   83

Item 17.     Financial Statements ..........................................................................   83
Item 18.     Financial Statements ..........................................................................   83
Item 19.     Exhibits ......................................................................................   83

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

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate in the City of New York on March 31, 2002 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2002 was Rs.48.83 per $1.00.

The International Data Corporation market data presented in this Annual Report shows International Data Corporation's estimates derived from a combination of vendor, user and other market sources and therefore may differ from numbers claimed by specific vendors using different market definitions or methods. There can be no assurance that the projected amounts will be achieved.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

Selected Financial Data

You should read the following selected consolidated historical financial data in conjunction with our financial statements and the related notes and Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The statement of operations data for the fiscal years ended March 31, 1999, 2000, 2001 and 2002 and the balance sheet data as of March 31, 1999, 2000, 2001 and 2002 are derived from our consolidated audited financial statements including the notes, included elsewhere in this report, prepared in accordance with U.S. GAAP for the fiscal years ended March 31, 1999, 2000, 2001 and 2002. Selected consolidated historical financial data for the fiscal year ended March 31, 1998 has been omitted as our financial statements were not prepared in accordance with U.S. GAAP for this period and this data cannot be provided without unreasonable effort and expense.

                                                                                     Year ended March 31,
                                                                                     --------------------

                                                                        1999          2000          2001            2002
                                                                  ------------------------------------------------------------
                                                                 (in thousands, except  per share data and as stated otherwise)
Statement of Operations Data:
Revenues:
       Information technology services ......................        $ 95,573       $149,257      $273,467       $377,321
       Internet services ....................................           2,222         15,198        36,840         36,585
       Software products ....................................              --             --            --            585
                                                                     --------       --------      -----------------------
       Total revenues .......................................          97,795        164,455       310,307        414,491
Cost of revenues(1) .........................................          49,559         90,449       208,121        238,996
                                                                     ----------------------------------------------------

Gross profit ................................................          48,236         74,006       102,186        175,495
Operating expenses:
       Selling, general and administrative expenses(2) ......          31,896         69,592       124,100        140,896
       Amortization  of goodwill ............................             130          5,043        24,728         16,997
                                                                     --------       --------      -----------------------
       Impairment of goodwill ...............................              --             --            --         81,115
                                                                     --------       --------      -----------------------

       Total operating expenses .............................          32,028         74,635       148,828        239,008
                                                                     --------       --------      -----------------------

Operating Income (loss) .....................................          16,208           (629)      (46,642)       (63,513)
Interest income .............................................              43          2,625         5,732          3,806
Interest expense ............................................          (6,905)       (11,290)       (9,632)        (2,856)
Gain of sale of shares in Infoway ...........................              --             --            --         45,594
Other income ................................................             990          1,471         6,806         12,168
Other expenses ..............................................             (28)          (418)         (344)           (78)
                                                                     --------       --------      -----------------------

Income (Loss) before income taxes, minority interest
   and equity in earnings (losses) of associated
   companies, net ...........................................          10,308         (8,241)      (44,080)        (4,879)
Income taxes ................................................          (1,105)        (1,619)       (4,137)       (17,234)
Minority interest ...........................................            (171)         2,785        25,772         73,406
Equity in earnings (losses) of associated
   companies, net of taxes ..................................             (18)           135        (5,467)       (25,401)
                                                                     --------       --------      -----------------------

Net income (loss) ...........................................        $  9,014       $ (6,940)     $(27,912)      $ 25,892

Earnings (loss) per equity share:
       Basic and diluted ....................................        $   0.03       $  (0.03)     $  (0.10)      $   0.08

Earnings (loss) per ADS:
       Basic and diluted ....................................        $   0.07       $  (0.05)     $  (0.21)      $   0.17

Weighted average equity shares used in computing
   earnings per equity share:
       Basic ................................................         260,190        264,720       269,943        305,751

       Diluted ........................................................   260,260        264,720       269,943       307,113

Weighted average ADS used in computing earnings per ADS:
       Basic ..........................................................   130,095        132,360       134,972       152,875
       Diluted ........................................................   130,130        132,360       134,972       153,556

Cash dividend per equity share ........................................  $   0.01       $   0.01     $    0.02      $   0.02
Cash dividend per ADS .................................................  $   0.03       $   0.03     $    0.03      $   0.04

Other Data:
Net cash provided by:
       Operating activities ...........................................  $ 14,245       $ 14,115     $   5,935      $116,371
       Investing activities ...........................................   (36,089)       (83,619)     (137,775)      (40,360)
       Financing activities ...........................................    35,849        251,664        14,212       110,747
Capital expenditures ..................................................    39,071         42,909        85,156        29,664
Number of information technology services technical
   associates .........................................................     3,513          4,473         7,798         7,898

                                                                                                     As at March 31,
                                                                                                     ---------------
                                                                            1999          2000             2001         2002
                                                                            ----          ----             ----         ----
                                                                                                      (in thousands)
Balance Sheet Data:
Cash and cash equivalents. ............................................  $ 13,215       $192,304     $   66,068      243,454
Total assets ..........................................................   116,319        412,559        481,099      515,502
Total long-term debt (excluding current portion) ......................    47,967         50,050          9,625        2,712
Total shareholders' equity ............................................    35,892        168,474        194,695      369,842
Capital stock (excluding long term debt and redeemable
preferred stock .......................................................        --        205,234        269,135      422,674


(1) Inclusive of deferred stock based compensation expense of $13,356 thousand in fiscal 2000, $31,336 thousand in fiscal 2001 and $7,212 thousand in fiscal 2002.

(2) Inclusive of deferred stock based compensation expense of $3,575 thousand in fiscal 2000, $14,782 thousand in fiscal 2001 and $3,582 thousand in fiscal 2002.

                SELECTED FINANCIAL INFORMATION UNDER INDIAN GAAP

The unaudited selected unconsolidated financial and other data for fiscal 1998, 1999, 2000, 2001 and 2002 presented below has been derived from Satyam Computer Services' unconsolidated financial statements, prepared in accordance with Indian GAAP. We report our financial information in this manner to shareholders that hold our equity shares listed on the Indian stock exchanges. These financial statements are not included in this document.

                                                                                        Year ended March 31
                                                                                        -------------------

                                                                            1998      1999        2000       2001       2002
                                                                            --------------        ----       ----       ----
                                                                      (in thousands, except  per share data and as stated otherwise)
Income:
Sales - export ......................................................    $ 47,882   $ 89,395    $152,749   $261,026    356,815
Sales - Domestic ....................................................          99        358       3,257      6,105      6,047
Other Income ........................................................       3,129         75         448      4,749     14,907
                                                                         -------------------    ------------------------------
Total ...............................................................      51,110     89,828     156,454    271,880    377,769

Expenditures:
Personnel expenses ..................................................      19,560     33,901      58,463    106,636    165,318
Operating and administration expenses ...............................       9,229     17,743      33,064     58,166     69,642
Marketing expenses ..................................................       1,207      3,366       6,688      4,885      6,142
Financial expenses ..................................................       3,221      6,274       9,418      7,558      2,010
Depreciation ........................................................       6,152     10,196      16,364     21,121     24,609
Preliminary and deferred revenue expenses written off ...............          --         --          --         --         --

Total ...............................................................      39,369     71,480     123,997    198,366    267,721

Profit before taxation .............................................   11,741       18,348        32,457     73,514      110,048
Provision for taxation .............................................    1,237        1,068         1,383      4,039        6,397
Profit after taxation ..............................................   10,504       17,280        31,074     69,475      103,651
Extraordinary items:
Merger related extraordinary items .................................       --           --         1,124         --           --
Income tax for earlier periods paid ................................      123           --            --        247          964
Miscellaneous expenses written off .................................      673           --            --         --
Profit on sale of shares in subsidiary company (net of tax) ........       --           --            --     37,251           --
Provision for losses in subsidiaries ...............................       --           --            --         --        8,538
Depreciation for earlier years .....................................    4,544           --            --         --           --
Gratuity for earlier years .........................................       --           --            --         --           --

Profit after tax and extraordinary items ........................... $  5,164     $ 17,280      $ 29,950   $106,479     $ 94,149
                                                                     ===========================================================

Earnings per equity share (adjusted)(2)(3) ......................... $   0.04     $   0.07      $   0.15   $   0.25     $   0.33
Earnings per equity share ..........................................     0.40         0.66          0.73       1.23         1.63

Equity shares used in computing earnings per
  equity share (adjusted)(3) .......................................  260,190      260,190       212,440    281,190      314,540
Equity shares used in computing earnings per equity share ..........   26,019       26,019        42,488     56,238       62,908

Cash dividend per equity share (adjusted)(3) ....................... $   0.01     $   0.01      $   0.01   $   0.02     $   0.02
Cash dividend per equity share .....................................     0.05         0.07          0.07       0.09         0.12

Other Data:
Net Cash provided by (used in):
Operating activities ............................................... $  5,552     $ 23,219      $ 37,282   $ 48,798     $117,280
Investing activities ...............................................  (23,275)     (39,341)      (33,914)      (594)     (33,347)
Financing activities ...............................................   20,630       22,079        10,850    (38,283)     107,140

As of March 31,                                                         1998         1999          2000       2001         2002
---------------                                                         -------------------------------------------------------
EBITDA(4) ..........................................................   21,051       34,516        58,033    101,810      132,941
Capital expenditures ...............................................   23,742       34,812        21,847     42,261       25,997
Balance Sheet Data:
Cash and cash equivalents .......................................... $  3,543     $  9,085      $ 24,523   $ 33,225     $230,115
Total Assets(5) ....................................................   66,068      107,928       166,060    251,046      453,876
Total long-term debt (excluding current portion) ...................   20,405       43,043        43,084     30,110          567
Total shareholders' equity(6) ......................................   27,607       39,619        80,659    177,995      404,440


     (1) Figures for fiscal 2000, fiscal 2001 and fiscal 2002 are not comparable with those of previous fiscal years due to the merger of Satyam Enterprise Solutions Limited, Satyam Renaissance Consulting Limited, and Satyam Spark Solutions Limited with Satyam Computer Services which was completed in September 1999. The following yearly average exchange rates were used for conversion from rupees into U.S. dollars for each fiscal year indicated:
     1998 - Rs.37.20, 1999 - Rs.42.13, 2000 - Rs.43.40, 2001 Rs.45.67 and 2002 -
     Rs47.73.

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

     The following table shows the reconciliation from profit after taxation to
     EBITDA:

                                                                                         Year ended March 31,
                                                                                         --------------------
                                                                1998      1999       2000          2001        2002
                                                                --------------       ------------------------------

          Profit after taxation ...........................   $10,504   $17,280     $31,074     $ 69,228     $102,688
          Add:
          Provision for taxation ..........................     1,237     1,068       1,383        4,286        7,361
          Depreciation ....................................     6,152    10,196      16,364       21,121       24,609
          Interest expense ................................     3,215     6,008       9,341        7,392        1,239
          Less: Interest on deposits ......................        57        36         129          217        2,956
                                                              -----------------     ---------------------------------

          EBITDA ..........................................   $21,051   $34,516     $58,033     $101,810     $132,941
                                                              =======================================================

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

We have experienced significant growth in recent periods. Our total revenues increased 33.6% in fiscal 2002 as compared to fiscal 2001. As of March 31, 2002, we had 9,532 employees, whom we refer to as associates, worldwide as compared to 9,700 associates as of March 31, 2001. We expect our growth to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

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

As of April 25, 2002, we owned 52.5% of the equity shares of Infoway and 100.0% of the equity shares of VCI. Since their inception in December 1995 and January 1999, respectively, our subsidiaries Infoway and VCI have incurred significant operating losses and negative cash flows. As of March 31, 2002, the cumulative net losses incurred by Infoway were $224.7 million and by VCI were $27.5 million. We cannot assure you that the operating losses or negative cash flows of Infoway and VCI will not continue or increase in the future or that Infoway and VCI will become profitable.

Deferred stock based compensation expense may significantly reduce our net income under U.S. GAAP.

Our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, employees were typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under U.S. GAAP, amortized over the vesting period of the warrants or options. We expect to recognize amortization of deferred stock based compensation expense in respect of our Associate Stock Option Plan, or ASOP, in the approximate amounts of $3.7 million in fiscal 2003 and $1.9 million in fiscal 2004 based on the price of our equity shares on March 31, 2002 and in connection with both granted and ungranted warrants and options on that date. In addition, we expect to recognize amortization of deferred stock based compensation expense in respect of our Associate Stock Option Plan B, or ASOP B, in the approximate amounts of $59 thousand in fiscal 2003 and $35 thousand in fiscal 2004 in connection with granted warrants and options. Infoway expects to recognize amortization of deferred stock based compensation expense in respect of its Infoway Associates Stock Option Plan, or IASOP, in the approximate amounts of $11 thousand in fiscal 2003 and $5 thousand in fiscal 2004 based on the price of Infoway's ADSs on March 31, 2002 and in connection with both granted and ungranted warrants and options. Depending on the market value of our equity shares and Infoway's ADSs on the dates future grants are made, amortization of deferred stock based compensation expense with respect to ungranted warrants may cause the expected amounts to change. The size of our stock compensation expenses has contributed, and may continue to contribute to negative operating income and negative net income for purposes of U.S. GAAP. For example, we recognized deferred stock based compensation of $1.2 million under our ASOP and ASOP B Plans during fiscal 2002 and $10.5 million was amortized and charged to earnings.

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

We derive a significant portion of our revenues from a limited number of corporate customers. In fiscal 2002, our largest customer, General Electric Company and its affiliates, accounted for 20.1% our information technology, or IT, services revenues (excluding inter-segment revenues) and 18.3% of our total revenues. In fiscal 2002, our second largest customer, State Farm Mutual Automotive Insurance Company accounted for 7.6% of our IT services revenues (excluding inter-segment revenues) and 6.9% of our total revenues. During fiscal 2001 and fiscal 2002, our five largest customers accounted for 39.1% and 42.2%, respectively, of our IT services revenues (excluding inter-segment revenues) and 34.2% and 38.4%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers. As a result, if we were to lose one of our major customers or have it significantly reduce its volume of business with us, our profitability could be reduced.

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

Our ability to execute projects and to obtain new customers depends, in large part, on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In fiscal 2001 and fiscal 2002, we experienced associate attrition at a rate of 15.1% and 13.2%, respectively. Any increase in our attrition rates, particularly the rate of attrition of experienced software engineers and project managers and leaders, would harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and re-train our technical associates to keep pace with continuing changes in IT, evolving technologies and changing customer preferences. Historically, wage costs in the Indian IT services industry have been significantly lower than wage costs in the United States for comparably skilled technical associates. However, in recent years, wage costs in the Indian IT services industry have been increasing at a faster rate than those in the United States, driven in part by demand for Indian technical associates overseas. In the long-term, wage increases may make us less competitive unless we are able to continue increasing the efficiency and productivity of our professionals and the prices of our services.

U.S. immigration restrictions could limit our ability to expand our U.S. operations.

Our professionals working onsite at a customer's premises in the United States are typically required to obtain visas. As of March 31, 2002, substantially all of our personnel in the United States were working pursuant to extended H-1B visas (687 persons) or temporary L-1 visas (635 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that are approved in any government fiscal year. Changes in existing U.S. immigration laws that make it more difficult for us to obtain visas could impair our ability to compete for and provide services to customers.

Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.

As a core element of our business strategy, we continue to offer a significant portion of our services on a fixed-price basis, rather than on a time-and-materials basis. During fiscal 2001 and fiscal 2002, we derived 22.1% and 22.0%, respectively, of our total IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Many of these risks may be beyond our control. Our failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

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

We may develop and market our own software products, which will require significant capital expenditures. To date, we have developed only one software product through our subsidiary VCI, in which we had invested $27.3 million representing equity and other advances as of March 31, 2002. We expect that the markets for any software products we develop will be highly competitive. We cannot assure you that any products developed by us will be commercially successful or that the costs of developing such new products will be recouped. Additionally, software product revenues typically occur in periods after the periods in which the costs are incurred for development of such products. Delayed revenues may cause periodic fluctuations of our results of operations.

Our chairman and managing director may continue to control our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Mr. B. Ramalinga Raju, our chairman, together with his brother and our managing director, Mr. B. Rama Raju, and his brother-in-law and our director, Mr. C. Srinivasa Raju, comprise one-half of our board of directors and as of April 25, 2002, beneficially own in the aggregate approximately 10.9% of our outstanding equity shares. As a result, these persons, acting together while they are board members, have the ability to exercise significant influence over most matters requiring approval by our board of directors, including the appointment of directors to fill vacancies until the next shareholders' meeting and significant corporate transactions. This could delay, defer or prevent a change in control of our company, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

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

Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. This is primarily because we derive our revenue from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ only several people for a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business, and may not meet the expectations of securities analysts or investors. If this were to occur the share price of our equity shares and our ADSs would likely to decline significantly.

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

Risks Related to Our Internet Services Business

Because we owned as of April 25, 2002, 52.5% of the equity shares of Infoway, which we believe is the largest integrated Internet and electronic commerce services company in India based on number of customers as of March 31, 2002, we face risks related to Infoway's business.

Infoway and its subsidiary IndiaWorld Communications are engaged in disputes which, if resolved unfavorably, could impose costs on Infoway or have other undesirable effects.

Infoway's subsidiary IndiaWorld Communications is involved in pending litigation relating to the IndiaWorld trademark in Federal Court in San Diego, California with a third party located in the United States. IndiaWorld Communications commenced the lawsuit alleging, among other things, that the third party fraudulently registered and used the IndiaWorld trademark, and committed copyright infringement and misappropriation of content of IndiaWorld Communications' website. The third party filed a counterclaim against Infoway and IndiaWorld Communications alleging, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "IndiaWorld" and associated logos and trade dress purportedly owned by this third party and that the third party has an ownership interest in the underlying assets of IndiaWorld Communications. On August 9, 2001, the Court granted Infoway's motion to dismiss Infoway from this case because the Court found that it did not have personal jurisdiction over Infoway. IndiaWorld Communications is till involved in the case. Infoway have been advised by the prior owners of IndiaWorld Communications that no infringement or misappropriation has taken place. Infoway's contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. Infoway and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. Infoway believes that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not Infoway's indemnity will be effective in protecting Infoway, and also could divert management time and attention away from Infoway's business. An adverse outcome that is not indemnified could be material.

If there is an adverse outcome in the class action litigation that has been filed against Infoway, its business may be harmed.

On November 5, 2001, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons who acquired Infoway's ADSs between October 20, 1999 and December 6, 2000. Infoway, certain of the executive officers of Infoway, and certain underwriters involved in Infoway's initial public offering are named as defendants in the complaint. This complaint alleges that certain of the underwriters of Infoway's initial public offering violated the federal securities laws by failing to disclose that they had solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased ADSs in Infoway's initial public offering, and had entered into undisclosed arrangements with certain investors whereby the underwriters allocated ADSs in the initial public offering to those investors in exchange for their agreement to purchase ADSs in the after-market at pre-determined prices. The complaint also alleges that the defendants violated the federal securities laws by issuing a registration statement in connection with the initial public offering that contained material misstatements and/or omissions because it did not disclose that these allegedly undisclosed arrangements had occurred. The complaint seeks damages on behalf of all those who purchased or otherwise acquired Infoway's ADSs during the period covered by the complaint. The deadline for defendants to respond to the complaint has not yet expired. Infoway believes it has meritorious defenses and intends to defend this action vigorously. However, Infoway could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, Infoway's business could be harmed.

The market price of our equity shares is strongly affected by Infoway's volatile stock price.

As of April 25, 2002, we owned 12.2 million equity shares of Infoway, which represented 52.5% of Infoway's outstanding equity shares. Since its initial public offering of ADSs in October 1999, the trading price of Infoway's ADSs has ranged from a low of $0.87 to a high of $113.0 per ADS. As a result, the public stock price of Infoway's ADSs owned by our company has ranged from a low of approximately $42.46 million to a high of approximately $5.5 billion. Fluctuations in the price of Infoway's ADSs have had a significant impact on the market price of our equity shares and will have a significant impact on the market price of our ADSs. Furthermore, because Infoway is an Internet service provider which owns points of access to international bandwidth, foreign ownership in Infoway, which will include all of Infoway's ADSs, is limited to 74.0% under present Indian law. This limitation means that, unless

Indian law changes, more than 74.0% of Infoway's equity shares will never be available to trade in the United States market.

The success of Infoway's business depends on the acceptance of the Internet in India which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints.

The limited installed personal computer base in India limits Infoway's pool of potential customers and restricts the amount of revenues that Infoway's consumer Internet access services division may generate.

The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. For example, according to International Data Corporation, in 2000 the Indian market contained approximately 4.4 million Internet users compared to a total population in India of 1.0 billion, while the U.S. market contained approximately 135 million Internet users compared to a total population in the U.S. of 275 million. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, Infoway is addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which Infoway refers to as "cybercafes", under the "iway" branch name. Although this service creates a larger market, it also imposes on the operator of the cybercafe the considerable costs of providing the consumer access to a personal computer and related hardware and software.

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

Infoway is highly dependent on its relationships with strategic partners to provide key products and services to its customers.

Infoway relies on its arrangements with strategic partners to provide key network products and services to its business clients. Some of these relationships can be terminated by its partners in some circumstances. Infoway also relies on some of its strategic partners to provide it with access to their customer base. Infoway is a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies roaming international clients in India. UUNet Technologies is a unit of WorldCom, Inc., which in June 2002 announced its intention to restate its financial statements for 2001 and the first quarter of 2002. If Infoway's relationships with its strategic partners do not continue, the ability of Infoway's corporate network/data services division to generate revenues will be decreased significantly. Infoway also provides access to a co-branded version of the AOL Instant Messenger service to its portal customers, and this proprietary service is an important feature of Infoway's website.

Infoway's ability to compete in the Internet service provider market is hindered by the fact that its principal competitor was until recently a government-controlled provider of international telecommunications services in India which enjoys significant competitive advantages over Infoway.

Videsh Sanchar Nigam Limited (VSNL), is a provider of international telecommunications services in India, that, until recently, was controlled by the Government of India. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group, reducing the Government of India's ownership of VSNL to 26%. VSNL had approximately 587,000 subscribers as of March 31, 2002. VSNL enjoys significant competitive advantages over Infoway , including the following:

     . Longer service history. VSNL started offering Internet service provider services from August 1995, whereas Infoway has offered Internet service provider services only since November 1998.

     . Access to network infrastructure. Because VSNL was controlled by the Government of India, it had direct access to network infrastructure which was owned by the Indian government. Infoway believes that this access is continuing as a result of the Government of India's investment in VSNL.

     . Greater financial resources. VSNL has significantly greater total assets and annual revenues than Infoway.

In the past, VSNL aggressively reduced consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as Infoway. Infoway believes that these practices constitute an improper cross-subsidy funded by VSNL's present monopoly in international long distance telephone service. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Infoway. The Telecom Disputes Settlement and Appellate Tribunal has remanded the matter back to the TRAI for denovo consideration. This matter is pending before the TRAI. Unless there is a change in government policy or favorable resolution of this dispute, or until Infoway is able to reduce our bandwidth costs through other means, Infoway will continue to face difficult market conditions in the consumer Internet access services business. These competitive issues may prevent Infoway from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for Infoway's operations.

Infoway may be required to further modify the rates it charges for its products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly affect its revenues.

Infoway's corporate network/data services business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-CSD. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

A significant number of competitors have entered India's liberalized Internet service provider market, and Infoway expects additional competitors to emerge in the near future. As of December 31, 2001, approximately 442 companies had obtained Internet service provider licenses in India, including 79 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over Infoway , including greater financial resources, which could allow them to charge Internet access fees that are lower than Infoway's in order to attract subscribers. Since May 2000, Infoway has offered unlimited Internet access to consumers for a fixed price. A number of Infoway's competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services. Infoway expects the market for consumer Internet access to remain extremely price competitive.

Infoway's online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than Infoway's site and offer some features that Infoway does not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Yahoo!, Microsoft Network and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. Infoway expects that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in Infoway's services, as well as different pricing, service or marketing decisions. Infoway cannot assure you that it will be able to successfully compete against current and future competitors.

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

Infoway's business is subject to government regulation under Indian law and to significant restrictions under Infoway's Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

     . Infoway's Internet service provider license has a term of 15 years, and was originally issued in 1998. Infoway's Internet service provider license was reissued in 2002, enabling Infoway to offer telephony services over the Internet and increasing Infoway's maximum permitted level of foreign equity investment to 74%. Infoway has no assurance that the license will be renewed in the future. If Infoway is unable to renew its Internet service provider license for any reason, it will be unable to operate as an Internet service provider in India and will lose one of its primary sources of revenue.

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

Infoway may not be able to maintain its Nasdaq National Market listing.

In order to maintain the listing of its ADSs on the Nasdaq National Market, Infoway is required to comply with the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. The price of Infoway's ADSs on the Nasdaq National Market has recently closed below $1.00. Infoway's equity share-to-ADS exchange ratio is currently 1-to-4, and Infoway may be required to adjust its equity share-to-ADS ratio in order to maintain its Nasdaq National Market listing. Even if Infoway adjusts its equity share-to-ADS ratio, Infoway does not know whether it will be able to maintain its Nasdaq National Market listing in the future.

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

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years, military confrontations between India and Pakistan have occurred in the region of Kashmir. The political and military situation between India and Pakistan have become subject to increased tension in recent months. Any such conflicts in South Asia are likely to adversely affect the Indian economy and the market for securities of Indian companies, including our ADSs.

Terrorist attacks and other acts of violence or war involving the United States could adversely affect the markets in which we operate.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may negatively effect our operations. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses, from which the majority of our revenues are derived. These attacks or armed conflicts may directly impact our customers. Furthermore, these attacks may make travel and the delivery of our services more difficult and ultimately affect our sales.

Also as a result of terrorism, the United States may enter into an armed conflict which could negatively impact our business. Since October 2001, the U.S. and its allies have been conducting military operations against various targets located in Afghanistan. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets and economy. They also could result in economic recession in the U.S. or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in the volatility of the market price for our securities.

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

Under recent amendments to Indian regulations, our depositary bank is able to accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares, but only to the extent, and limited to the number, of ADSs converted into underlying equity shares.

Currency exchange rate fluctuations may affect the value of our ADSs.

The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from April 1, 1999 through March 31, 2002, the value of the rupee against the U.S. dollar declined by approximately 15.0%. In fiscal 2001 and fiscal 2002, our U.S. dollar-denominated revenues represented 82.1% and 82.7%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings. In fiscal 2001 and fiscal 2002, our foreign currency translation losses were approximately $12.4 million and $15.1 million, respectively. Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the the Stock Exchange, Mumbai, the National Stock Exchange and the Hyderabad Stock Exchange, which we refer to collectively as the Indian stock exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

The government of India has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.

We have historically benefited from significant tax incentives provided under Indian tax laws. The principal applicable incentive is tax deduction for 90% of profits derived from exporting computer software and services. As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the Indian statutory income tax rate of 35.0% plus an applicable surcharge.

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

We are incorporated under the laws of the Republic of India and many of our directors and key managerial personnel, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

..    effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or
..    enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

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

The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. For example, in 1999, our share price on the BSE ranged from a high of Rs.459.80 ($9.38) in December 1999 to a low of Rs.73.10 ($1.49) in January 1999. In 2000, our share price on the BSE reached a peak of Rs.1,445.99 ($29.49) and a low of Rs.291.50 ($5.95). In 2001, our share price on the BSE reached a peak of Rs. 429.70 ($8.76) and a low of Rs.111.00 ($2.26). In 2002, until April 25, 2002, our share price on the BSE reached a peak of Rs. 331.15 ($6.75) and a low of Rs. 250.45 ($5.11). On April 25, 2002 the closing price of our shares on the BSE Rs.259.55 ($5.29). For comparison purposes, these prices have been adjusted to give effect to our September 1, 1999 two-for-one stock split and our August 25, 2000 five-for-one stock split and an exchange rate of Rs. 49.03 per $1.00 as on April 24, 2002 has been used.

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

The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of April, 25, 2002, we have an aggregate of 311,391,210 equity shares outstanding, which includes underlying equity shares of 33,350,000 for 16,675,000 ADSs. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.

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

Item 4. INFORMATION ON THE COMPANY

History and Development

The full legal name of our company is Satyam Computer Services Limited. Satyam was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Indian Companies Act on June 24, 1987. Our registered office is located at Mayfair Center, SP Road, Secunderabad 500 003, Andhra Pradesh, India. Our principal place of business is the Satyam Technology Center located at Bahadurpally Village, Qutbullapur Mandal, R.R. District 500 855, Hyderabad, Andhra Pradesh, India, telephone number (91) 40-309-7505. Our agent for service in the United States is CT Corporation System, 111 8th Avenue, New York, New York 10011, telephone number 1 (212) 894-8940. Our operations are primarily conducted in India and majority of our revenues are derived from the United States.

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

Our principal capital expenditures for the fiscal years 2000, 2001 and 2002 were comprised mainly of expansion of infrastructure facilities in India and abroad. Our capital expenditures amounted to $22.4 million in fiscal 2000, $42.3 million in fiscal 2001 and $30.0 million in fiscal 2002. In fiscal 2000, our capital expenditures were incurred mainly for expansion of offshore facilities in Hyderabad, Pune and Bangalore and for a major upgrade in the data and voice communication network. In fiscal 2001, our capital expenditures were incurred mainly for expansion of offshore facilities in Hyderabad, Chennai and acquisition of land in Bangalore. In fiscal 2002, our capital expenditures were incurred mainly for expansion of offshore facilities in acquisition/long lease of land in Bangalore and expansion of facilities in Hyderabad and Chennai.

Business Overview

Background

We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during the fiscal year ended March 31, 2001. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. We began providing IT services to businesses in 1988 and as of March 31, 2002 we had 7,898 technical associates servicing over 300 customers worldwide. In addition to our core business of providing IT services, we have also selectively invested in related businesses. We recognized the importance of the Internet to India and, in December 1995, created Infoway, which we believe is the largest integrated Internet and electronic commerce services company in India, based on the number of customers as of March 31, 2002. Infoway's shares are listed only in the United States and are quoted on the Nasdaq National Market under the symbol "SIFY". Through our wholly owned subsidiary in the United States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance.

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

Emergence of a high-quality IT services industry in India. India has emerged as a destination for companies seeking to engage IT service providers in a variety of areas, including eBusiness and software design, development, integration and system maintenance. India's National Association of Software and Service Companies, or NASSCOM estimates that export revenue generated from the software and service industry in India was approximately $ 6.2 billion in fiscal 2001 and will reach $7.8 billion by fiscal 2002. The key factors contributing to this rapid growth include the availability of a large pool of highly skilled, English-speaking engineers and professionals, the ability to produce high quality software applications, low personnel costs relative to the United States and a time difference which permits work to be done during non-business hours in the United States and Europe.

We believe that India ranks second only to the United States as the country with the largest population of English-speaking technical personnel. According to NASSCOM, engineering colleges and technical institutes in India produce approximately 130,000 computer software professionals each year. Given the shortage of technical labor in the United States and other developed economies, the availability of people could be a competitive advantage for Indian IT services companies. Also, the English speaking ability of Indian technical engineers and professionals facilitates interaction with customers in the United States and Europe and is a significant advantage compared to non-English speaking countries which also offer IT services.

Indian companies have developed high-quality methodologies. A January 2002 NASSCOM survey of international quality standards of the top 300 Indian IT services companies showed that 216 had acquired ISO 9000 or SEI or other certifications and 58 more companies were in the process of acquiring the same. According to NASSCOM, currently 36 Indian companies have received a level five assessment under the Software Engineering Institute's Capability Maturity Model, or SEI-CMM, developed by the Carnegie Mellon University. Level five is the highest level attainable under the SEI-CMM standards, which assess an organization's quality management system and systems engineering processes and methodologies. The level five certification process involves periodically subjecting our management system and systems engineering processes and methodologies to stringent third party review and verification. Some of our customers look to an SEI-CMM certification as a threshold indication of the quality of our processes and methodologies.

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

Adherence to high quality standards. We have a large pool of highly trained technical associates that allows us to provide high quality services tailored to meet our customers' needs. As of March 31, 2002, 61.0% of our technical associates had bachelors degrees in engineering, and 39.0% had masters degrees in engineering, technology or computer applications and bachelors degrees in Science and others. Each new technical associate must participate in a three to six-month software engineering training program and all technical associates are expected to undertake between 40 and 80 hours per year of development training. In addition, we have implemented strict quality control programs which form an integral part of our project management methodology to ensure we provide high quality services to our customers. We have a company-wide quality management system which satisfies the ISO 9001 TickIT and received a level five assessment under the SEI-CMM standards. According to NASSCOM, only 58 companies worldwide have been assessed at level five. Among other things, our system involves a rigorous review of software development processes, testing of all work, measurement and analysis of key quality metrics and regular internal quality audits. Our adherence to this system ensures that our customers receive timely delivery of consistent and high-quality services.

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

Leveraging our existing customer base. Our goal is to build long-term stable business relationships with our customers to generate consistent revenues. With our existing customers, we plan to continue to expand the scope and range of the services we provide by extending our capabilities into new and emerging technologies and by understanding our customers' businesses. For example, some of our customers who initially engaged us for Year 2000 conversion projects subsequently retained us to provide other IT services. In fiscal 2001 and fiscal 2002, we generated 80.7% and 82.7%, respectively, of our IT services revenues (excluding inter-segment revenues) from customers who were customers in the prior year. To further strengthen our relationships and broaden the scope and range of the services we provide to existing customers, our senior corporate executives have specific relationship management responsibilities for our largest customers.

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

eBusiness. As part of our service offerings, we focus on solving the eBusiness needs of our customers. Our eBusiness services include designing, developing and maintaining Internet-based applications, such as eCommerce websites, and integrating them with our customers' existing computer systems and packaged software applications. For example, we have designed, developed and deployed business-to-business applications for Intercontinental Steel Singapore to facilitate on-line trading of steel and for Ford Motor Company to enable dealer integration and on-line procurement. We have also created business-to-consumer applications to facilitate remote banking kiosks that offer automatic teller transactions over the Internet, on-line auctions and on-line retail sales. We also help our customers assess their eBusiness needs, develop strategies and formulate implementation plans. Revenues derived from eBusiness services comprised 20.6%, 27.4% and 14.2% of our IT services revenues (excluding inter-segment revenues) in fiscal 2000, fiscal 2001 and fiscal 2002.

Delivery of IT Services

We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating at the customers' premises.

Offshore centers. We typically assign a team of technical associates to visit a customer's premises and determine the scope and requirements of a particular project. Some members of the initial team remain onsite to facilitate direct liaison with the customer, while others return to India to establish and supervise a larger project team of suitably qualified technical associates to implement the project. Typically 20% of a project team will be on site depending on the nature and complexity of the project. Projects completed in our offshore centers in India contributed 60.9% and 47.8% to our IT services revenues in fiscal 2001 and fiscal 2002, respectively.

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

Offsite centers. We believe that a key success factor in meeting our customers' needs is our physical presence near the customer. Accordingly, we have expanded and improved the offshore development model by establishing offsite centers in our major markets. In the United States, we currently operate four offsite centers located in Atlanta, Georgia; Chicago, Illinois; Parsippany, New Jersey; and Santa Clara, California. Outside of the United States, we have five offsite centers located in Tokyo, Japan; Basingstoke, U.K.; Singapore; Sydney, Australia; and Dubai, Middle East. We believe our offsite centers allow us to respond quickly to customer requests, to interact closely with the customer to develop IT services where the customer's specifications are not clearly defined and to market services tailored to meet the needs of specific geographic markets. In addition, we staff our offsite centers with locally-hired managers, marketers and technical associates which we believe enables us to compete more effectively with local IT service providers. Projects completed at our offsite centers contributed 4.8% of our IT services revenues in fiscal 2001 and 5.8% in fiscal 2002.

Onsite teams. Some customers require the presence of our project teams at their premises, particularly for mission critical or high-end projects. The customer's team and our project team collaborate to develop IT services that meet the customer's specifications. Projects completed by our onsite teams contributed 34.4% of our IT services revenues in fiscal 2001- and 46.4%% in fiscal 2002.

As of March 31, 2002, 1,894 of our technical associates worked in our customers' premises and offsite centers compared to 1,374 as of March 31, 2001.

Quality and project management. Our well established quality management system which is critical to the success of our delivery model, now reaches out to all our associates, onsite / offsite/offshore, through WEB Qualify (Quality Information For You), the online Quality management system.

With the launch of the revised ISO 9000 standards early last year, we lost no time in adhering to the ISO 9001:2000 standards and were one of the first few companies to be certified. Our quality management system has further evolved with focused initiatives like Business Unit Quality Goals and Project Risk Reporting, which have helped benchmark our goals in product / service quality and manage project risks.

Process automation tools to enhance productivity were launched this year :
QUANTIFY and WEBAuditor have been effectively deployed. QUANTIFY automates the project data management & software development process. WEBAuditor automates the Internal Quality Audits process. We now conduct all project audits using WEBAuditor.

After September 11th, maintaining a high level of customer confidence has required in-depth information security measures and comprehensive business continuity planning. Our proactive efforts in this direction through the Information Security Management System (ISMS) initiative has led to the successful certification of Hyderabad units to BS 7799 standards. BS 7799 certification has given us an internationally recognized structured methodology to evaluate, implement, maintain and manage information security.

With the business continuity initiative, we are fully committed and equipped to provide a strong and stable environment for servicing client requirements. The initiative is intended to minimize delays and speed up resumption of critical services to customers in the event of any disaster.

We have won the prestigious "IMC Bajaj National Quality Trophy" for the year 2001. This award, which was instituted in 1997 by the Indian Merchants Chamber, is similar to the renowned "Malcolm Baldrige National Quality Award" for US Companies. The award recognizes Indian companies for business excellence and achievement. We were assessed on our strengths in understanding and deploying the requirements for business excellence as well as performance results.

Customers

We market our services primarily to companies in the United States, Europe, the Middle East and the Asia-Pacific region. Our strategy is to seek new customers and at the same time secure additional engagements from existing customers by providing high quality services and by being responsive to customer needs. The strength of our relationships has resulted in significant recurring revenue from existing customers. We generated $120.4 million, $224.1 million and $312.5 million in IT services revenues in fiscal 2000, fiscal 2001 and fiscal 2002, respectively, from customers who were customers in the prior fiscal year. We also derive a significant proportion of our IT services revenues from a limited number of customers. In fiscal 2000, fiscal 2001 and fiscal 2002, our largest customer, General Electric Company and its affiliates, accounted for 15.7%, 18.0% and 20.1%, respectively, of our IT services revenues (excluding inter-segment revenues) and 14.2%, 15.8% and 18.3%, respectively, of our total revenues. During the same periods, our second largest customer, State Farm Mutual Automotive Insurance Company, accounted for 13.1%, 9.3% and 7.6%, respectively, of our IT services revenues (excluding inter-segment revenues) and 11.9%, 8.1% and 6.9%, respectively, of our total revenues. In fiscal 2000, fiscal 2001 and fiscal 2002, our five largest customers accounted for 42.4%, 39.1% and 42.2%, respectively, of our IT services revenues (excluding inter-segment revenues) and 38.4%, 34.2% and 38.4%, respectively, of our total revenues.

Sales and Marketing

We sell and market our services through 14 main sales and marketing offices spread across the globe. In the United States, we have 5 sales and marketing offices located in Atlanta, Chicago, Parsippany, Santa Clara, and Vienna. We also have sales and marketing offices in Basingstoke, Sydney, Singapore, Dubai, Tokyo and Shanghai and a network of business representatives, who work with Satyam in several countries. Our Global Sales and Marketing Group, based in the United States, coordinates all of our marketing and sales operations. We focus on establishing and maintaining long-term relationships with our customers.

Our sales and marketing operations are divided into three sub-groups. One group consists of sales associates who work solely on acquiring new customers. Another group consists of account managers who market further services to existing customers. The third group manages our many marketing alliances. As of March 31, 2002, we employed 90 sales and 13 marketing associates globally.

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

TRW Inc.: In September 2000, we entered into an agreement with TRW Inc. to form a non-exclusive joint venture to provide TRW and other global companies with software development, system maintenance and engineering design services. Through a company incorporated in Delaware to operate the joint venture, Satyam Manufacturing Technology, Inc., we own a 76.0% equity interest in the joint venture and TRW owns a 24.0% interest. We manage this joint venture, which is largely focused on the automotive sector worldwide. TRW has targeted to outsource to the joint venture at least $200 million of revenues from information systems and engineering work through December 31, 2005. As part of the joint venture arrangement with TRW, in August 2000 we issued to ESL Inc., an affiliate of TRW, warrants to purchase 319,480 of our equity shares in exchange for a payment of Rs.22.9 million (approximately $0.5 million). These warrants were expired unexercised on February 21, 2002.

For additional information regarding the joint venture with TRW Inc. and the warrants issued to ESL Inc., please see

"Item 5. Operating and Financial Review and Prospects--Overview--Joint Venture with TRW Inc.".

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

Communications Infrastructure

A key component of our IT services delivery model is the linking of a customer's onsite system with our offsite and offshore centers through a privately owned Frame Relay Network consisting of satellite and fiber communications links. Our data and voice network, SatyamNet, connects our facilities worldwide through a high speed network with a backbone of satellite, fiber optic and land lines. Video Conferencing is used on the same network to improve customer interaction. SatyamNet allows projects to progress and software applications to be installed without the need for extensive attendance at the customer's premises. Similarly, day-to-day maintenance of a customer's system can be carried out largely from one or more offsite or offshore centers with only a few maintenance professionals required to be stationed at the customer's premises. We lease dedicated telecommunication lines from VSNL and Software Technology Park of India which permit data communication between our facilities in India and between such facilities and our customers' facilities abroad. All of our Indian satellite and fiber links terminate at our communication hubs in Vienna, Virginia and Parsippany, New Jersey. From the Vienna and Parsippany communication hubs, we connect our offshore centers in India to our offsite centers in the United States through high speed networks and to customers' systems through leased lines, the Internet, the customer's own network or a network operated by third parties. These two locations act as back-up telecommunications centers for each other to help ensure that the connectivity to our customer premises is always available.

In December 2001, we completed a major upgrade of SatyamNet to enhance and optimize network efficiency across all operating locations. This upgrade has enhanced our aggregate links capacity by more than 100.0% in different bandwidths, which cater to the networking requirements of approximately 7,000 workstations across various geographic locations. We currently lease two 2Mbps Fiber Optic links from Hyderabad and Chennai and three 512Kbps international links ( one fiber and the other two satellite ) and one 64 kbps international satellite link. The aggregate BW is 5.6Mbps and consists of both fiber and satellite links to take care of media redundancy. In addition, we have 512kbps committed information rate high speed links connecting various cities in India and plan to upgrade this to 1Mbps in a few months. Our intra-city links are connected by 2048 kbps lines expandable up to 8192 kbps. We can add or reduce the number of such links based on capacity needs. We are now connected with UK by a 256K dedicated leased circuit and also connected to Australia and Singapore by a 128K link framed leased circuit from our US office hubs. We have also added redundant Internet Mail and Name Resolution servers in our US offices as a part of building Disaster Recovery infrastructure.

During business hours, the average loading of SatyamNet is currently approximately 40% of total capacity, with sudden bursts in usage reaching approximately 50%. Our network has extra capacity available to service new customers in the immediate future and to permit sudden bursts of data transfer and other contingent uses. The Network utilization is monitored using a centralized management software, and the utilization reports are shared with senior associates on a weekly basis. When the utilization reaches 60%, the process for enhanced BW is activated.

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

The terms of our customer contracts often impose particular confidentiality and security standards. We have independently established a system of security measures to protect our computer systems from security breaches and computer viruses that may attempt to gain access to our communications network. We maintain a firewall at the entry point of the network which checks incoming data for viruses and unauthorized access before they are transmitted on SatyamNet. All traffic received at our facilities in India is again checked for viruses, with contaminated files quarantined. We have arrangements with two virus protection vendors for the automatic identification of viruses and the dispatch or development of appropriate software countermeasures. We backup our data on a regular basis to protect against losses. We have also created a secondary site in New Jersey for contingency and disaster recovery purposes. We have been recommended for BS7799 / ISO 17799 certification by Ministry of Information Technology, Government of India, which is accredited by RVA, Netherland - in recognition of Satyam's high standards of network security and business continuity practices.

Facilities

Our corporate headquarters, the Satyam Technology Center, is located in Hyderabad, India. We own this facility, which provides a modern workspace for approximately 1400 software engineers in two buildings covering an aggregate area of approximately 209,300 square foot, which are linked to our other facilities through our SatyamNet. The Satyam Technology Center also has recreational facilities and housing for up to 400 associates and covers an approximately 153,000 square foot area.

We also have additional software technology centers located in Bangalore, Bhubaneshwar, Chennai, Hyderabad and

Pune, with facilities aggregating approximately 720,000 square foot. We own the facilities in Bhubaneshwar and lease our other facilities with terms ranging from six years to nine years. Each facility is equipped with computers, servers, telecommunications lines and back-up electricity generation facilities sufficient to ensure an uninterrupted power supply.

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

We have plans to construct new facilities on our own land in Bangalore, Pune and Hyderabad and in other locations in India with overall plans to increase associate capacity in fiscal 2003. We also have plans to construct our facilities in existing as well as in new offsite centers. The expansion of facilities will improve our ability to meet growing business demand. These proposed expansion of facilities primarily include construction of new facilities and addition of equipment in our own land in Bangalore, Pune and Hyderabad; and expansion of facilities in premises in Chennai. The investment in these expansions is estimated to be around $40 million and would be financed through proceeds of our ADS offering in May 2001 and cash generated from operations.

Other Business Segments-Internet Services

Business Overview

As of April 25, 2002, we owned 52.5% of the equity shares of Infoway. We believe Infoway is the largest integrated Internet, network and electronic commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. Infoway's primary businesses include the following:

     . corporate network/data services;

     . consumer Internet access services; and

     . online portal and content offerings.

Infoway's comprehensive range of products and services enables its business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using Infoway's private data network or the Internet.

Infoway began providing corporate network/data services to businesses in April 1998, and as of March 31, 2002 Infoway had more than 650 corporate customers. Infoway launched its Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government, opened the market to private competition. Infoway currently has more than 600,000 subscribers for its SatyamOnline services. Infoway also operates an online portal, www.sify.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India's leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search.

Infoway currently operates a large national private data network in India. Our network utilizes Internet protocol, which is an Internet industry standard for tracking Internet addresses, routing outgoing messages and recognizing incoming messages. As of March 31, 2002, Infoway owned and operated 53 points of presence serving more than 250 cities across India, representing an estimated 90% of the installed personal computer base in India. Points of presence are telecommunications facilities located in a particular market which allow Infoway's customers to connect to the Internet through a local telephone call. Infoway operate international Internet gateways in Ahmedabad, Bangalore, Bhopal, Kolkata (Calcutta), Chennai (Madras), Cochin, Chandigarh, Delhi, Hyderabad, Lucknow, Mumbai (Bombay) and Pune.

Infoway is seeking to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. We believe that demand for Infoway's services is significant in India and growing rapidly as businesses and consumers seek alternatives to the communications services offered by India's government-controlled telecom providers.

Industry Overview

Development of the Internet. According to an International Data Corporation, the total number of Internet users worldwide is expected to grow at a compound annual growth rate of more than 27% from approximately 196 million in 1999 to 502 million in 2003. We believe that the large and increasing number of home and office computers linked to the Internet, advances in network design, increased availability of Internet-based software and applications, the emergence of useful content and electronic commerce technologies, and convenient, fast and inexpensive Internet access will continue to drive Internet growth and usage in the near future.

Special Communications Needs of Businesses. As the Internet becomes more developed and reliable, businesses are increasingly utilizing the Internet for functions critical to their core business strategies such as sales and marketing, customer service and project coordination. The Internet presents a compelling profit opportunity for businesses by enabling them to reduce operating costs, access valuable information and reach new markets. To maintain a significant presence on the Internet, businesses typically purchase Internet access services and establish a website. Internet access provides a company with its basic gateway to the Internet, allowing it to transfer e-mail, access information and connect with employees, customers and suppliers. A website provides a company with a tangible identity and an interactive presence on the Internet. Many corporations are also converting their information systems and databases to web-enabled systems. According to International Data Corporation, worldwide e-commerce spending grew 68% between 2000 and 2001 reaching more than $600 billion. International Data Corporation has forecast that the e-commerce spending will pass the $ 1.0 trillion mark in 2002.

The Opportunity in India. As with many developing nations, the telecommunications infrastructure in India had until recently, been controlled by government-controlled telecom providers. The resulting service has been and remains inferior to service in developed countries. At the same time, however, the Indian economy continues to modernize and expand, particularly in sectors such as software development that are dependent on a reliable communications network. The growth of these industries is leading to an increasing base of personal computers and wired homes and businesses in India with a resulting increased demand for Internet services. We believe these trends, which mirror trends in more mature economies, will continue to develop in India.

The ability to exploit the Internet service provider and other data service markets in India is currently inhibited by bandwidth limitations imposed by cost and technical obstacles. Bandwidth refers to the measurement of the volume of data capable of being transported in a communications system in a given amount of time. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits, or millions of bits of data per second). Generally, bandwidth remains very expensive in India. Prices for bandwidth are set by two agencies in India, the Department of Telecommunications, or DOT, and the TRAI and have remained high due to, among other things, capacity constraints.

To date, a significant amount of the usage of Indian content sites on the World Wide Web has been driven by Internet users outside of India. We expect the growth in personal computers and Internet users to increase the demand for Internet content directed towards domestic Indian consumers as well as the amount of electronic commerce in India. Set forth below is a table summarizing International Data Corporation's projections for Internet use and electronic commerce revenue in India:

                                                                                                 Annualized
                                                                   2000             2005           Growth
                                                             -----------------  -------------   ------------
                                                                (in millions, except annualized growth)
Indian Internet users ....................................         4.4              37.6            53%
Indian installed personal and network computer base ......         4.2              33.0            51%
Indian Internet commerce revenues ........................        $393           $27,000           134%

Private market participants historically have not been able to exploit the market opportunities in India because the regulatory environment in India largely prevented any competition with the national government-controlled telecom providers. Until November 1998, the only Internet service provider permitted in India was VSNL, till recently, a government sponsored and majority-owned entity, which at that time had approximately 150,000 subscribers. VSNL began providing Internet access on August 15, 1995. As of March 31, 2002 VSNL had approximately 587,000 subscribers. On November 6, 1998, the government opened the Indian Internet service provider market to private competition and granted Internet service provider licenses. The licensees include cable television operators and joint ventures between local companies and large international telecom providers. Internet service provider licenses are granted for 15 years, with only nominal license fees. Currently, pricing of Internet service provider services is not regulated by the Government of India, although it has the power to elect to do so through policy directives. The prices Internet service providers charge their subscribers and the interconnection charges between service providers are regulated by the TRAI. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Infoway. VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. This is a pending matter and, as of the date of this annual report, no decision has been announced. The Telecom Disputes Settlement and Appellate Tribunal has remanded this matter back to the TRAI for denovo consideration. This matter is pending before the TRAI. The resolution of this dispute could have a material impact on Infoway's business.

Growth Strategy

Infoway's goal is to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. Infoway's principal business strategies to accomplish this objective are:

     . Invest in the continued enhancement and expansion of its network infrastructure to support customer growth, enter new markets and accommodate increased customer usage;

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

Internet Service Offerings

Corporate Network/Data Services. Infoway offers a comprehensive suite of technology products and network-based services that provide its corporate customers with comprehensive Internet and private network access. Infoway's products and services enable its corporate customers to offer a full range of business-to-business and electronic commerce-related services. Infoway's corporate network/data and e-consulting services consist of the following:

     . Premium Internet access. Infoway offers continuous high-speed Internet access, as well as dial-up Internet access, to businesses in India.

     . Private network services. Infoway offers a wide variety of private network services for both small and large corporate customers.

     . Web-based services. Infoway provides comprehensive website design, development, implementation and hosting services.

     . Data Center. Infoway's 20,000 square foot data center in Mumbai .
       (Bombay) has been designed to act as a reliable, secure and scalable facility to host mission-critical applications with the capacity to host 4,000 servers.

 Initiatives in our corporate network and technology services business include:

..    International Gateways. Infoway has private international gateways to the
     Internet in strategic partnership with Singapore Telecommunications Ltd., Cyberstar and New Skies in twelve strategic cities in India. These private international gateways enable Internet users to access globally available data faster and provide enhanced service to customers.

..    SafeScrypt Limited. In partnership with Verisign, a leading provider of
     Internet trust services, Infoway has formed a wholly-owned subsidiary, SafeScrypt Limited, to provide managed digital certificate-based authentication services in India.

Infoway's corporate network/data services division accounted for approximately 36.1%, 48.4% and 49.6% of Infoway's revenues in fiscal 2000, 2001 and 2002, respectively. The increase in corporate network/data services division revenues as a percentage of total revenues from fiscal 2000 to fiscal 2001 and from fiscal 2001 to fiscal 2002 was primarily due to the growth of Infoway's corporate customer base combined with increased competition and pricing pressures in the consumer Internet access services division. Recent trends cause us to believe that corporate services will continue to be the largest part of Infoway's business for the immediate future.

Consumer Internet access services. Infoway offers dial-up Internet access, e-mail and web page hosting to consumers in India through convenient online registration and user-friendly software. In November 1998 after deregulation of the Internet service provider market in India, Infoway launched its Internet service provider business and became the first private Internet service provider in India. As of March 31, 2002, Infoway had 600,000 consumer Internet subscribers.

In addition, Infoway offers public Internet access to consumers through cybercafes, which Infoway refers to as "iways." Because the personal computer penetration rate in India is relatively low, iways are designed to provide public Internet access to the significant portion of the Indian population that does not own a personal computer. Infoway believes that iways will expand access to our portal and websites to consumers who do not own a personal computer or have Internet access at home. Iways offer a full range of Internet connectivity services. As of March 31, 2002, we operated 680 iways in 10 cities.

Infoway is the largest national provider, of Internet access and Internet services to consumers and businesses in India, based on the number of subscribers as of March 31, 2002. Until recently, the largest national Internet service provider in India was VSNL, which had been majority-owned by the Indian government. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group. The Government of India retained a 26% interest in VSNL.

Infoway's consumer Internet access services division accounted for approximately 57.7%, 38.3% and 32.7% of our revenues in fiscal 2000, 2001 and 2002 respectively. The decrease in consumer Internet access services division revenues as a percentage of total revenues from fiscal 2000 to fiscal 2001 and from fiscal 2001 to fiscal 2002 was due to the growth of our corporate customer base combined with increased competition and pricing pressures in the consumer Internet access services division.

Online portal and content offerings. Infoway operates an online portal, www.sify.com, that functions as a principal entry point and gateway for accessing the Internet by providing useful web-related services and links. Infoway also offers related content sites specifically tailored to Indian interests worldwide in four local Indian languages.

..    IndiaWorld Communications. Infoway completed the acquisition of IndiaWorld in June 2000. Prior to its acquisition by Infoway, IndiaWorld Communications was a leading provider of Internet content and services in India.

..    Online Trading in Securities. Infoway formed a joint venture with Refco
     Group Ltd. to meet the growing demand among Internet subscribers for online investing services in India. The joint venture will offer online equity and futures trading for retail customers once online trading is implemented by the stock exchanges in India, as well as execution and clearing services for financial institutions. Infoway has a 40% ownership interest in the joint venture.

..    Online Travel Services. Infoway entered into a tie-up with AFL Indtravels, the Indian affiliate of Carlson Wagonlit Inc., to offer online air travel, hotel and car hire services on sify.com.

..    America Online - AOL Instant Messenger. Infoway has a multi-year agreement with America Online to distribute a co-branded version of the AOL Instant Messenger service to Infoway's customers.

..    CricInfo Limited Investment. In July 2000, Infoway acquired a 25% stake in
     CricInfo Limited. CricInfo Limited operates www.cricinfo.com, which is one of the most popular cricket sites in the world. Infoway receives a portion of the revenues generated from advertising and electronic commerce business generated by www.cricinfo.com's India site.

..    Indiaplaza.com Acquisition. In July 2000, Infoway entered into an agreement to acquire all of the outstanding capital stock of IndiaPlaza.com, Inc., a private company incorporated in California. Infoway completed this acquisition in December 2000. Indiaplaza.com operates an online shopping mall catering to Indian interests.

In fiscal 2000, 2001 and 2002, Infoway's online portal and content offerings division accounted for approximately 6.3%, 11.8% and 13.1% respectively, of Infoway's total revenues.

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

Technology and Network Infrastructure

Infoway currently operates India's largest national Internet protocol private data network with 53 points of presence serving more than 250 cities across India, representing an estimated 90% of the installed personal computer base in India. A point of presence is commonly defined as the ability to access online services in a market through a local telephone call or local leased lines. Infoway operates its network facilities and customer service operations which gives it greater control over the utilization and quality of its network. Infoway has designed and built its network using advanced technologies and equipment which allows it to continue to expand the geographic range of its network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to its customers.

Competition

Infoway faces competition in each of its markets and we expect that this competition will intensify as the market in India for corporate network services and technology products, Internet service provider services and online content develops and expands. Infoway competes on the basis of service, reliability and customer support. Price and ease of use are also competitive factors.

Corporate network/data services. Infoway's competitors for many private network services include government services, companies that have built and operate their own private data networks, satellite communications agencies, such as Bharti BT, Comsat, HCL Comnet and Hughes, and terrestrial network providers, such as Global Electronic Commerce Services, HCL Infinity and WiproNet Ltd.

Consumer Internet Access Services. Infoway's principal competitor is VSNL, a telecom provider that was controlled by the Government of India until recently. As of December 31, 2001, approximately 442 companies had obtained Internet service provider licenses in India. Infoway expects other competitors to emerge in the future. Infoway also expect prices to continue to fall as more competitors enter the market. Further, Infoway believes that it is inevitable that the large, foreign providers of Internet service provider services will eventually attempt to enter the Indian market through local joint ventures or other means.

Since May 2000, Infoway has offered unlimited Internet access to consumers for a fixed price. A number of Infoway's competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, at least one of Infoway's competitors offers free Internet service. Infoway expects the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.

In the past, VSNL aggressively reduced consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as Infoway. Infoway believes that these practices constitute an improper cross-subsidy funded by VSNL's present monopoly in long distance telephone service. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private

Internet service providers, including Infoway. The Telecom Disputes Settlement and Appellate Tribunal has remanded this matter back to the TRAI for denovo consideration. This matter is pending before the TRAI. Unless there is a change in government policy or favorable resolution of this dispute, or until we are able to reduce our bandwidth costs through other means, we will continue to face difficult market conditions in the consumer access business.

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

Online Portal. There are several other companies in India that have developed websites, including rediff.com which completed its initial public offering in the United States in June 2000 and others, that are designed to act as Internet portals. These sites currently have greater traffic than Infoway's site and offer some features that Infoway does not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Yahoo, Microsoft Network and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. Infoway expects that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

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

The Government of India has recently revised foreign investment policies permitting up to 74% foreign equity in an Internet service provider. Infoway's license was reissued in April, 2002, permitting it to have foreign investment up to 74% of its total equity and also to offer Internet telephony, subject to the terms of operation as detailed in Infoway's license.

Infoway may be required to import into India computer hardware and Internet related software purchased from foreign manufacturers for business purposes. These imports will be subject to the Export and Import Policy as declared by the Ministry of Commerce. At the time of import, Infoway will be required to pay a customs duty pursuant to the Customs Tariff Act, 1975.

Facilities

Infoway owns approximately 100,000 square foot corporate headquarters located in Chennai (Madras), India. Infoway maintains a network operations center located in Chennai and 20,000 square foot data center in Mumbai (Bombay). Infoway's Chennai facility houses its central network servers as well as its network staff which monitors network traffic, service quality and equipment at all its points of presence to ensure a reliable Internet service. Most of Infoway's points of presence are staffed 24-hours-a-day, seven-days-a-week. Infoway has backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, Infoway may add additional facilities to supplement or add redundancy to its current network monitoring capability.

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

Research and Development

Our research and development efforts are focused on development services required by our existing customers or as needed to attract new customers. As of March 31, 2002, we employed 49 associates dedicated to our research and development activities. In addition, our management and other operational personnel are also involved in research and development activities. We have applied for one patent in the United States related to VisionCompass. We expect to continue to invest some of our resources in research and development. We estimate that we have spent approximately $5.7 million in fiscal 2000, $3.1 million in fiscal 2001 and $2.2 million in fiscal 2002 on company-sponsored research and development activities.

Intellectual Property

Ownership of software and associated deliverables created for customers is generally retained by or assigned to the customer, and we do not usually retain an interest in such software or deliverables. We also develop software products and software tools which are licensed to customers and remain our property. We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret, patent and trademark laws to protect our proprietary rights in technology. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our proprietary information. The source code for our proprietary software is generally protected as trade secrets and as unpublished copyright works. We have applied for the registration of "Satyam" and "VisionCompass" as trademarks in India and United States. We generally apply for trademarks and service marks to identify our various service and product offerings.

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

Overview

We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during our fiscal year ended March 31, 2002. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. We also have two main subsidiaries, Infoway, which provides Internet services in India, and VCI, which has developed and markets our software product, VisionCompass. Our total revenues increased by 88.7% to $310.3 million in fiscal 2001 from $164.5 million in fiscal 2000 and by 33.6% to $414.5 million in fiscal 2002 from $310.3 million in fiscal 2001.

Our reportable operating segments consist of the following three businesses:

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

     - Internet services. Through our subsidiary, Infoway, we offer our corporate network/data services; consumer Internet access services; and online portal and content offerings. Our corporate network/data services division derives its revenues from dial-up and dedicated Internet access, electronic commerce, electronic data interchange, e-mail and other messaging services, virtual private networks, web hosting and web-based solutions. An important asset in this business is the quality and reach of our large IP network in India. Our consumer Internet access services division derives its revenues primarily from the "SatyamOnline" dial-up business and the "iway" public Internet access business. Infoway's ADSs trade on the Nasdaq National Market under the symbol "SIFY".

In October 2001, we announced our intention to explore alternatives in order to divest our interest in Infoway. As also announced in October, 2001, we have acquired Infoway's software services division with effect from January 1, 2002. The transaction was approved by stockholders of Infoway at an extraordinary general meeting held on February 28, 2002. This acquisition includes the purchase of specified tangible and intangible fixed assets, current assets and current liabilities of the division as well as the assignment of its continuing business in favour of the company. The objective of the acquisition is to permit us to concentrate on our core business of software services and to permit Infoway to concentrate on Internet services. The acquisition price of US$6.9 million has been paid to SIFY.

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

Revenues

Our IT services revenues (excluding inter-segment revenues, which are revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa) represented 88.1% and 91.0% of our total revenues in fiscal 2001and fiscal 2002, respectively. These revenues increased by 83.2% to $273.5 million in fiscal 2001 from $149.3 million in fiscal 2000 and by 38.0% to $377.3 million in fiscal 2002 from $273.5 million in fiscal 2001. The fall in growth rate can be primarily attributed to the general industry recession in the United States and other parts of the world and the business slow down consequent to terrorist attacks in the United States. Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price basis. Revenues from IT services provided on a time-and-materials basis are recognized in the month that services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting when the work executed can be reasonably estimated and under the completed contract method of accounting when the work to complete cannot be reasonably estimated. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known. Although from time to time we have revised our project completion estimates, to date such revisions have not materially affected our reported revenues. Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis represented 77.7% and 78.1% of our IT services revenues in fiscal 2001 and fiscal 2002, respectively. Revenues from IT services (excluding inter-segment revenues) provided on a fixed-price basis represented 22.3% and 21.9% of our IT services revenues in fiscal 2001 and fiscal 2002, respectively.

The following table represents our IT services revenues (excluding inter-segment revenues) by type of IT service offering for the periods indicated:

         Type of IT service offering                    Fiscal 2000             Fiscal 2001                  Fiscal 2002
         ---------------------------                    -----------             -----------                  -----------
                                                                       (in millions, except percentages)
Software development ..............................   $ 79.7     53.4%       $175.9        64.3%          195.5   51.8%
System maintenance ................................     41.4     27.7          55.3        20.2           110.2   29.2
Packaged software integration .....................     14.8      9.9          22.5         8.2            53.0   14.1
Engineering design services .......................     13.4      9.0          19.8         7.3            18.6    4.9
                                                      ------   ------        ------      ------          -------------

      Total .......................................   $149.3    100.0%       $273.5       100.0%          377.3  100.0%
                                                      ======   ======        ======      ======          =============

We provide our IT services through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on our customers' premises. Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers' premises which is related to offshore work. Offshore IT services revenues do not include revenues from offsite centers or onsite work which is not related to any offshore work. We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customer's premises or at our offsite centers as compared to work performed at our offshore centers in India. Services performed at our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India. Offshore IT services revenues (excluding inter-segment revenues) represented 60.7% and 47.7% of our IT services revenues in fiscal 2001 and fiscal 2002, respectively. Offsite and onsite IT services revenues (excluding inter-segment revenues) represented 39.3% and 53.3% of our IT services revenues in fiscal 2001 and fiscal 2002, respectively.

IT services revenues and gross profits are affected by the rate at which associates are utilized. We calculate utilization rates monthly, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he works 157 hours per month. Utilization rates for IT services were 73.0% and 77.5% in fiscal 2001 and fiscal 2002, respectively. These utilization rates do not include training time for our associates.

Revenues from Internet services are generated principally from corporate network and technology services, web-site design and development, sale of Internet access and banner advertisements and sponsorship contracts. Our Internet services revenues (excluding inter-segment revenues) represented 11.9% and 8.8% of our total revenues in fiscal 2001 and fiscal 2002, respectively. These revenues increased by 142.4% to $36.8 million in fiscal 2001 from $15.2 million in fiscal 2000 and decreased by 0.7% to $36.6 million in fiscal 2002 from $36.8 million in fiscal 2001.

Revenues from software products to date have been immaterial.

Expenses

Cost of revenues for IT services consists primarily of salary and other compensation and benefits, deferred stock based compensation expense, depreciation, data communications expenses, Rents, computer maintenance, cost of software for internal use, and foreign travel expenses. Cost of revenues for Internet services consists primarily of recurring telecommunication costs necessary to provide Internet access to consumer and corporate network subscribers, personnel and operating expenses associated with customer support and network operations, travel expenses and third party software and hardware purchased for resale to corporate customers.

Selling, general and administrative expenses consist of salary and other compensation and benefits, deferred stock based compensation expense, depreciation, sales and marketing expenses, telecommunications expenses, rent, repairs and maintenance, travelling expenses, power and fuel, professional charges, training and development and administrative expenses. Costs associated with the development of software products are classified under selling, general and administrative expenses and primarily consist of research and development expenditures and compensation and benefit expenses. We expect sales and marketing expenses to increase on a relative basis as we introduce our products commercially.

Amortization of goodwill expense primarily relate to goodwill arising from the acquisitions of IndiaWorld and IndiaPlaza.com by Infoway and our acquisition of the minority interest in Satyam Enterprise Solutions Limited, or SES.

Impairment of goodwill during the year ended March 31, 2002 primarily relates to the impairment of goodwill arising from the acquisitions of IndiaWorld and IndiaPlaza.com by Infoway.

Consolidation of Subsidiaries

As of March 31, 2002, we had invested $7.3 million representing equity and other advances in Infoway, $27.3 million in VCI and $9.7 million in six of our other subsidiaries. Since their inception in December 1995 and January 1999, respectively, our subsidiaries Infoway and VCI have incurred significant operating losses and negative cash flows. As of March 31, 2002, the cumulative net losses incurred were $224.7 million by Infoway, $27.5 million by VCI and $9.0 million by our other subsidiaries.

The results of Infoway and VCI are reflected in our financial statements under U.S. GAAP whereas the unconsolidated audited financial statements prepared under Indian GAAP for Satyam Computer Services do not reflect the results of our subsidiaries. Infoway's and VCI's combined losses reduced our consolidated net income (loss) U.S. GAAP by $83.3 million in fiscal 2002, $42.6 million in fiscal 2001 and $16.7 million in fiscal 2000.

In November 1999, Infoway purchased 24.5% of the outstanding shares of IndiaWorld for a cash purchase price of $28.3 million, and made an $11.8 million non-refundable deposit towards an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld for a purchase price of $85.0 million. Infoway exercised the option to acquire the remaining outstanding shares of IndiaWorld in June 2000 by paying $48.7 million in cash and the balance in 268,500 equity shares of Infoway valued at $24.6 million. For U.S. GAAP reporting purposes, the financial statements of IndiaWorld have been consolidated with Infoway's financial statements from and after December 1, 1999. The acquisition has been accounted for as a purchase, and Infoway is amortizing the goodwill on a straight-line basis over a period of five years. Most of the purchase price represented goodwill. The total goodwill from this acquisition amounted to $106.8 million, of which $19.4 million and $11.5 million has been amortized and impaired, and charged to earnings in fiscal 2001 and fiscal 2002, respectively. During fiscal 2002, goodwill amounting to $73.1 million was impaired and charged to earnings.

Equity in Earnings (Losses) of Associated Companies

Associated companies are accounted for using the equity method. In July 2000, Infoway acquired a 25% stake in CricInfo Limited for a consideration of $37.5 million worth of Infoway's ADSs. The total goodwill from this acquisition amounted to $37.4 million, of which $4.3 million and $3.7 million has been amortized and charged to equity in earnings (losses) of associated companies net of taxes in fiscal 2001 and fiscal 2002, respectively. During the fiscal 2002 goodwill amounting to $21.4 million was impaired and charged to earnings.

On October 5, 2001, Infoway entered into an agreement to subscribe for unsecured convertible notes to be issued by Cricinfo in an aggregate amount of up to GBP
1.0 million ($1.5 million) to meet Cricinfo's short to medium term working capital requirements. These notes are redeemable on October 5, 2004. The subscription will be in tranches of such amounts and on such dates as agreed to in writing from time to time by Infoway and Cricinfo. The terms of the note instrument provide for the payment of interest on the principal amount at the rate of 8% per annum. In addition, Infoway shall be entitled, at any time upon 5-business days notice to Cricinfo, to convert the notes into Cricinfo shares based on a predetermined conversion formula. Infoway will not be obligated to subscribe for notes if it is not satisfied that Cricinfo has met certain agreed upon performance measures. On March 31, 2002 Infoway entered into an arrangement to subscribe to a further issue of Cricinfo convertible notes in an aggregate amount of upto GBP0.5 million ($0.7 million) by Cricinfo that would be subject to the same terms as discussed above.

Investment in Satyam GE Software Services Private Limited

In January 2002, Satyam Computer Services has initiated the process of transfer of its 50% shareholding in Satyam GE Software Services Private Limited ("Satyam GE") to GE Pacific (Mauritius) Limited, Mauritius ("GEPL") in accordance with the shareholders' agreement for a consideration of approximately $4.0 million. The transfer is subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. Satyam Computer Services continues to have the ability to exercise significant influence over the operating and financial policies of Satyam GE and hence has accounted for its 50% interest in Satyam GE using the equity method for the year ended March 31, 2002. The resulting carrying amount of the investment in Satyam GE of $3.0 million as of March 31, 2002 after recognition of income for the year then ended does not exceed the expected selling price of $4.0 million.

On December 29, 2000, Satyam Computer Services entered an agreement with Computer Associates International, Inc. ("CA") to form an equally held joint venture company CA Satyam ASP Private Ltd. ("CA Satyam"). The joint venture was formed in January 2001 at Mumbai, India. As per the agreement, both Satyam Computer Services and CA are to invest $1.5 million each in the joint venture. During the year ended March 31, 2002 Satyam Computer Services invested $0.5 million in CA Satyam.

Deferred Stock based Compensation

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

Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be treated as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in fiscal 2000, 2001 and 2002, we recognized deferred stock based compensation of $23.3 million, $38.0 million and $1.2 million, and $16.5 million, $44.2 million and $10.4 million was amortized and charged to earnings, respectively. As of March 31, 2002, warrants (net of forfeited and cancelled) to purchase 11,441,070 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 9,516,180 equity shares have been exercised. As of March 31, 2002, the Trust held warrants to purchase 1,558,930 equity shares which had not yet been granted to associates pursuant to the ASOP but are expected to be granted in the future. We expect to recognize amortization of deferred stock based compensation expense in respect of our ASOP in the approximate amounts of $3.7 million in fiscal 2003 and $1.9 million in fiscal 2004 based on the price of our equity shares on March 31, 2002 and in connection with both granted and ungranted warrants on such date. Depending on the market value of our equity shares on the dates future grants are made, amortization of deferred stock based compensation expense with respect to ungranted warrants may cause the expected amounts to change.

In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan B, or ASOP B for the grant of 13.0 million Equity shares. In June, 2001 the Shareholders at our Annual General Meeting approved the grant of further 15.7 million equity shares to this plan. The ASOP B is substantially similar to the ASOP and will be administered by a committee of our board of directors. Under U.S. GAAP, in fiscal 2002, we recognized deferred stock based compensation of $6 thousand and $58 thousand was amortized and charged to earnings, respectively. As of March 31, 2002, options (net of forfeited and cancelled) to purchase 10,197,328 equity shares have been granted to associates under this plan. We expect to recognize amortization of deferred stock based compensation expense in respect of these granted options in the approximate amounts of $59 thousand in fiscal 2003 and $35 thousand in fiscal 2004. We expect that the exercise prices of options granted in the future under the ASOP B will generally not be less than the fair market value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants. We also account for the ASOP B as a fixed option plan.

In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan ADR, or ASOP - ADR, pursuant to which we expect to periodically issue grants to eligible associates to purchase ADRs. As of March 31, 2002, warrants for 1,169,425 ADSs representing 2,338,850 equity shares have been granted to associates under the ASOP ADR. The warrants issued under ASOP-ADR could be at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Board or any of its Committees of the ASOP (ADS). We account for the ASOP ADR as a fixed option plan. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value of the underlying ADRs and therefore we do not expect to incur compensation expense with respect to those future grants.

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

Under U.S. GAAP, in fiscal 2001 and fiscal 2002, Infoway recognized deferred stock based compensation of $2.2 million and $1.5 million, of which $1.9 million and $0.3 million was amortized and charged to earnings, respectively. In fiscal 2002, Infoway recognized insignificant amounts of deferred stock based compensation expense. As of March 31, 2002, warrants (net of forfeited and cancelled) to purchase 584,040 equity shares of Infoway have been granted to associates pursuant to its IASOP, and 200 warrants have been exercised. As of March 31, 2002, the Infoway Trust held warrants to purchase 240,960 equity shares of Infoway which had not yet been granted by the Infoway Trust to associates pursuant to its IASOP but are expected to be granted in the future. We expect that the exercise price of warrants granted in the future will not be less than 90.0% of the fair market value of the underlying shares and therefore we do not expect to incur significant compensation expense with respect to those future grants. We expect to recognize amortization of deferred stock based compensation expense in connection with Infoway's IASOP in the approximate amounts of $0.1 million in fiscal 2003 and $0.05 million in fiscal 2004 based on the price of Infoway's ADSs on March 31, 2002 and in connection with both granted and ungranted warrants. Depending on the market value of Infoway's ADSs on the dates future grants are made, amortization of deferred stock based compensation expense with respect to ungranted warrants may cause the expected amounts to change.

In April 2000, VCI established the VCI 2000 Stock Option Plan or VCI Plan. As of March 31, 2002, options (net of forfeited and cancelled) to purchase 70,000 shares in VCI have been granted to associates pursuant to the VCI Plan, and no options have been exercised. As of March 31, 2002, 24,930,000 shares in VCI are reserved for issuance upon the exercise of options which had not been granted pursuant to the VCI Plan but are expected to be granted in the future. We account for the VCI Plan as a fixed option plan. The exercise prices of the prior options grants have been at fair value of the underlying shares. We expect that the exercise prices of options granted in the future under the plan will be equal to the fair value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants.

The Trust recognized interest expense of $1.8 million in fiscal 2001 and $0.7 million in fiscal 2002. The figure is reflected in our U.S. GAAP consolidated financial statements whereas the audited financial statements of Satyam Computer Services prepared under Indian GAAP do not reflect this figure.

Joint Venture with TRW Inc.

     In September 2000, we entered into an agreement with TRW Inc. to form a non-exclusive joint venture to provide TRW and other global companies with software development, system maintenance and engineering design services. We own a 76.0% interest in the joint venture and TRW owns a 24.0% interest. We manage this joint venture, which is largely focused on the automotive sector worldwide. TRW generated revenues for the joint venture of $29.0 million during the fiscal ended March 31, 2002.

     After December 31, 2003, TRW has the option to require us to purchase its 24.0% interest. Under the joint venture agreement, TRW is not legally obligated to provide any business to the joint venture. However, the buyout price of TRW's interest in the joint venture depends on the aggregate amount of revenue which TRW will provide to the joint venture through December 31, 2005. TRW has initially targeted to outsource to the joint venture at least $200 million of revenues from information systems and engineering work by December 31, 2005. TRW may adjust this initial target revenue amount before May 31, 2001, but the adjusted target revenue amount cannot be less than $100 million. [NTD: Satyam to confirm initial target unchanged.] If the amount of revenues outsourced by TRW to the joint venture by December 31, 2003 does not meet specified minimum levels, we have the right to buy out TRW's 24.0% interest in the joint venture for no or nominal consideration. If TRW exercises its option to sell the shares to us after December 31, 2003, the purchase price of TRW's 24.0% stake will be determined by the higher of an independent valuation of the 24.0% interest and a formula based on the amount of revenues provided to the joint venture by TRW but in any event no more than 2.0% of our total market capitalization on December 31, 2003. We may, at our discretion, use either cash or our equity securities valued at the then prevailing market price as consideration for TRW's stake. If TRW divests its stake after December 31, 2003, the terms of the joint venture's supply agreement with TRW will continue until December 31, 2007 if the joint venture remains able to perform the supply agreement. Under these circumstances, TRW is required to use its best attempts to provide the same levels of business to the joint venture from January 1, 2006 through December 31, 2007 as it had provided to the joint venture during the preceding two years. If we undergo a change in control or bankruptcy, TRW may terminate the joint venture agreement on or before December 31, 2003 and require us to purchase its shares in the joint venture and all of our securities issued to TRW or its affiliates in connection with the joint venture agreement at a price equal to $1.0 million plus the total consideration TRW has invested in the shares of the joint venture (but excluding the initial amount paid for its 24.0% interest) and our securities, net of any amount received by TRW for any sale of such shares or securities.

     As part of the joint venture arrangement with TRW, on August 22, 2000, we issued to ESL Inc., an affiliate of TRW, 63,896 warrants (each warrant exercisable to purchase five equity shares) for an upfront payment of Rs.22.9 million (approximately $0.5 million). These warrants are convertible into 319,480 of our equity shares for Rs.644.40 ($14.1) per share, totaling approximately $4.5 million, during an exercise period from January 22, 2002 to February 21, 2002. The upfront payment made by ESL Inc. for these warrants, plus the aggregate exercise price for the 319,480 equity shares underlying these warrants, will equal approximately $5.0 million. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounts to approximately $1.2 million. This amount will be amortized ratably over the period of five years and three months, starting from the date of signing of the joint venture agreement, which was September 26, 2000, until December 31, 2005. The amortization will be classified as a reduction of the revenue recognized under the agreement. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization will be recorded as an expense. These warrants for 319,480 equity shares expired unexcercised on February 21, 2002.

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

Principles of Currency Translation

In fiscal 2001 and fiscal 2002, 82.1% and 82.7%, respectively, of our total revenues were generated in U.S. dollars. A majority of our expenses were incurred in Indian rupees and the balance was incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, the Japanese yen, U.S. dollars, Sterling pounds and Singapore dollars are the functional currencies of our foreign subsidiaries located in Japan, the U.S., the U.K. and Singapore, respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders' equity.

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

Results of Operations

The following table sets forth selected operating data as value and as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

                                                                                                  Fiscal 2002
                                                                                                  -----------

                                                                      IT           Internet    Software
                                                                   services        services    products   Elimination    Total
                                                                   --------        ----------------------------------    -----
                                                                                      (in thousands)
Statement of Operations Data:
Revenues - external customers ...................................  $377,321       $  36,585         585          --      414,491
Inter-segment revenue ...........................................       618           2,806     $   284     $(3,708)          --
                                                                                  ---------------------     -------     --------

      Total revenues ............................................   377,939          39,391         869      (3,708)     414,491
Cost of revenues(1) .............................................   213,528          28,689         177      (3,398)     238,996
                                                                   --------       ---------------------     -------     --------

Gross profit ....................................................   164,411          10,702         692        (310)     175,495
Operating expenses:
   Selling, general and administrative expenses(2) ..............    92,070          45,814       3,322        (310)     140,896
   Amortization  of goodwill ....................................     4,311          12,686          --          --       16,997
                                                                   --------                     -------     --------------------
      Impairment of goodwill ....................................        --          81,115          --          --       81,115
                                                                   -------------------------------------------------------------

      Total operating expenses ..................................    96,381         139,615       3,332        (310)     239,008
                                                                   ------------------------     -------     -------     --------

Operating income (loss) .........................................    68,030        (128,913)     (2,630)         --      (63,513)
Interest income .................................................     2,984             822          --          --        3,806
Interest expense ................................................    (2,811)            (45)         --          --       (2,856)
Gain on sale of shares of infoway ...............................    45,594              --          --          --       45,594
Other income ....................................................    11,182             986          --          --       12,168
Other expenses ..................................................        58            (136)         --          --          (78)
                                                                                                            -------     --------
Income (loss) before income taxes, minority interest
 and equity in earnings (losses) of associated companies,
 net of taxes ...................................................   125,037        (127,286)     (2,630)         --       (4,879)
Income taxes ....................................................   (17,234)             --          --          --      (17,234)
Minority interest ...............................................        64          73,342          --          --       73,406
Equity in earnings (losses) of associated companies .............     1,363         (26,764)         --          --      (25,401)
                                                                                                -------     -------     --------

Net income (loss) ...............................................  $109,230       $ (80,708)    $(2,630)         --     $ 25,892
                                                                   ========       =================================     ========

Depreciation ....................................................  $ 25,008       $  12,093     $   384          --     $ 37,485
Deferred stock based compensation. ..............................    10,479             316          --          --       10,795


                                                                       Year ended March 31,
                                                                       --------------------
                                                                     2000
                                                                     ----
                                           IT       Internet       Software                                     IT
                                        services    services       products     Elimination      Total       services
                                        --------    --------       ------------------------      -----       --------
                                                        (in thousands)
Statement of Operations
 Data:
Revenues-- external
 customers ...........................  $149,257     $15,198           --              --       $164,455     $273,467
Inter-segment revenue ................     5,768         208           --        $ (5,976)            --        3,547
                                        --------     -------      -------        --------       ---------------------

 Total revenues ......................   155,025      15,406           --          (5,976)       164,455      277,014
Cost of revenues(/1/) ................    89,387       6,935           --          (5,873)        90,449      181,326
                                        --------     -------      -------        --------       ---------------------

Gross profit .........................    65,638       8,471           --            (103)        74,006       95,688
Operating expenses:
 Selling, general and
  administrative expenses(/2/) .......    44,912      16,428       10,802          (2,550)        69,592       66,958
 Amortization of goodwill ............     2,370       2,673           --              --          5,043        4,500
                                        --------     -------      -------        --------       ---------------------
                                                         2001
                                                         ----

                                          Internet    Software      Elimina-
                                          services    products       tion     Total
                                          -----------------------------------------
                                                (in thousands)
Statement of Operations
 Data:
Revenues-- external
 customers ............................  $  36,840        --            --   $310,307
Inter-segment revenue .................      2,148    $  213     $  (5,908)        --
                                         --------------------------------------------

 Total revenues .......................     38,988       213        (5,908)   310,307
Cost of revenues(/1/) .................     27,892       142        (1,239)   208,121
                                         --------------------------------------------

Gross profit ..........................     11,096        71        (4,669)   102,186
Operating expenses:
 Selling, general and
  administrative expenses(/2/) ........     47,862    13,949        (4,669)   124,100
 Amortization of goodwill .............     20,228        --            --     24,728
                                         --------------------------------------------

 Total operating
  expenses .............   47,282    19,101     10,802     (2,550)     74,635     71,458     68,090      13,949    (4,669)  148,828
                          -------   -------   --------   --------    --------------------------------------------------------------

Operating income
 (loss) ................   18,356   (10,630)   (10,802)     2,447        (629)    24,230    (56,994)    (13,878)       --   (46,642)
Interest income ........      182     2,443         --         --       2,625        263      5,469          --        --     5,732
Interest expense .......  (10,548)     (742)        --         --     (11,290)    (9,366)      (266)         --        --    (9,632)
Other income ...........    3,838        80         --     (2,447)      1,471      3,115      3,686           5        --     6,806
Other expenses .........     (206)       --       (212)        --        (418)      (330)       (14)         --        --      (344)
                          -------   -------   --------   --------    --------------------------------------------------------------

Income (loss) before
 income taxes, minority
 interest and equity in
 earnings (losses) of
 associated companies,
 net of taxes. .........   11,622    (8,849)   (11,014)        --      (8,241)    17,912    (48,119)    (13,873)       --   (44,080)
Income taxes ...........   (1,653)       34         --         --      (1,619)    (4,102)       (35)         --        --    (4,137)
Minority interest ......     (317)    3,102         --         --       2,785         65     25,707          --        --    25,772
Equity in earnings
 (losses) of associated
 companies .............      135        --         --         --         135        890     (6,357)         --        --    (5,467)
                          -------   -------   --------   --------    --------------------------------------------------------------

Net income (loss) ......  $ 9,787   $(5,713)  $(11,014)        --    $ (6,940)  $ 14,765  $ (28,804)  $ (13,873)       --  $(27,912)
                          =======   =======   ========   ========    ==============================================================

Depreciation ...........  $17,246   $ 2,872   $     52         --    $ 20,170     19,874      9,340         424        --  $ 29,638
Deferred stock
 compensation ..........   16,457       474         --         --      16,931     44,219      1,899          --        --    46,118

     (1) Inclusive of deferred stock based compensation expenses $13,190 thousand for IT services and $166 thousand for Internet services, in fiscal 2000, $30,862 thousand for IT services and $474 thousand for Internet services, in fiscal 2001 and $7,140 thousand for IT services and $72 thousand for Internet services, in fiscal 2002.

     (2) Inclusive of deferred stock based compensation expense of $3,267 thousand for IT services and $308 thousand for Internet services in fiscal 2000, $13,357 thousand for IT services and $1,425 thousand for Internet services in fiscal 2001 and $3,339 thousand for IT services and $243 thousand for Internet services in fiscal 2002.

    Fiscal 2002
    -----------
                                                                      IT         Internet        Software
                                                                   services      services        products        Total
                                                                   --------      --------        --------        -----
Statement of Operations Data:
Revenues - external customers ..............................           99.8%         92.9%           67.3%       100.0%
Inter-segment revenue ......................................            0.2           7.1            32.7           --
                                                                                                                 -----

      Total revenues .......................................          100.0         100.0           100.0        100.0
Cost of revenues(1) ........................................           56.5          72.8            20.4         57.7
                                                                                     ----

Gross profit ...............................................           43.5          27.2            79.6         42.3
Operating expenses:
   Selling, general and administrative expenses(2) .........           24.4         116.3           382.3         34.0
   Amortization  of  goodwill ..............................            1.1          32.2              --          4.1
                                                                     --------------------          -------------------
     Impairment of goodwill ................................             --         205.9              --         19.6
                                                                     -------------------------------------------------

      Total operating expenses .............................           25.5         354.4           382.3         57.7
                                                                     ------        ------          ------        -----

Operating income (loss) ....................................           18.0        (327.3)         (302.6)       (15.3)
Interest income ............................................            0.8           2.1              --          0.9
Interest expense ...........................................           (0.7)         (0.1)             --         (0.7)

Gain on sale of share in Infoway ......................................        12.1         --          --       11.0
Other income ..........................................................         3.0        2.5          --        2.9
Other expenses ........................................................          --       (0.3)         --         --
                                                                             ------                 ------     ------

Income (loss) before income taxes, minority interest and
equity in earnings (losses) of associated companies,
net of taxes ..........................................................        33.1     (323.1)     (302.6)      (1.2)
Income taxes ..........................................................        (4.6)        --          --       (4.2)
Minority interest. ....................................................          --      186.2          --       17.7
                                                                             -----------------      -----------------

Equity in earnings (losses) of associated companies ...................         0.4      (67.9)         --       (6.1)
                                                                             ------     ------      ------     ------

Net income (loss) .....................................................        28.9%    (204.9)%    (302.6)       6.2%
                                                                             ======     ======      ======     ======


Depreciation ..........................................................         6.6%      30.7%       44.2%       9.0%
Deferred stock based compensation .....................................         2.8%       0.8%         --        2.6%

       Year ended March 31,                                      2000                                         2001
       ---------------------                                     ----                                         ----
                                                IT       Internet    Software               IT         Internet   Software
                                             services    services    products      Total    services   services   products    Total
                                             --------------------    -------------------    ---------------------------------------
Statement of Operations
  Data:
Revenues -- external
  customers ..............................     96.3%        98.6%         --      100.0%      98.7%     94.5%       ---     100.0%
Inter-segment revenue ....................      3.7          1.4          --         --        1.3       5.5      100.0%       --
                                              -----        -----       -----    -------------------------------------------------

  Total revenues .........................    100.0        100.0          --      100.0      100.0     100.0      100.0     100.0
Cost of revenues(1) ......................     57.7         45.0          --       55.0       65.5      71.5       66.7      67.1
                                              -----        -----       -----    -------------------------------------------------

Gross profit .............................     42.3         55.0          --       45.0       34.5      28.5       33.3      32.9
Operating expenses:
  Selling, general and
   administrative
   expenses(2) ...........................     29.0        106.6          --       42.3       24.2     122.8     6548.8      40.0
  Amortization of
   goodwill ..............................      1.5         17.4          --        3.1        1.6      51.9         --       8.0
                                              -----        -----       -----    -------------------------------------------------

  Total operating
   expenses ..............................     30.5        124.0          --       45.4       25.8     174.6     6548.8      48.0
Operating income
  (loss) .................................     11.8        (69.0)         --       (0.4)       8.7    (146.2)   (6515.5)    (15.0)
Interest income ..........................      0.1         15.9          --        1.6        0.1      14.0         --       1.8
Interest expense .........................     (6.8)        (4.8)                  (6.9)      (3.4)     (0.7)        --      (3.1)
Other income .............................      2.5          0.5          --        0.9        1.1       9.5        2.3       2.2
Other expense ............................     (0.1)          --          --       (0.3)      (0.1)       --                 (0.1)
                                              -----        -----       -----    -------------------------------------------------

Income (loss) before income taxes, minority
  interest and equity in earnings
  (losses) of associated companies,
  net of taxes ...........................      7.5        (57.4)         --       (5.0)       6.5    (123.4)   (6513.1)    (14.2)
Income taxes .............................     (1.1)         0.2          --       (1.0)      (1.5)     (0.1)        --      (1.3)
Minority interest ........................     (0.2)        20.1          --        1.7         --      65.9         --       8.3
Equity in earnings
  (losses) of associated
  companies ..............................      0.1           --          --        0.1        0.3     (16.3)        --      (1.8)
                                              -----        -----          --    -------------------------------------------------

Net income (loss) ........................      6.3%       (37.1)%        --       (4.2)%      5.3%    (73.9)%  (6513.1)%    (9.0)%
                                              =====        =====       =====    =================================================

Depreciation ...................     11.1%        18.6%      --       12.3%         7.2%      24.0%      199.1%     9.6%
Deferred stock
  compensation .................     10.6          3.1       --       10.3         16.0%       4.9%         --     14.9%

       (1) Inclusive of deferred stock based compensation expenses $13,190 thousand for IT services and $166 thousand for Internet services, in fiscal 2000, $30,862 thousand for IT services and $474 thousand for Internet services, in fiscal 2001 and $7,140 thousand for IT services and $72 thousand for Internet services, in fiscal 2002.

       (2) Inclusive of deferred stock based compensation expense of $3,267 thousand for IT services and $308 thousand for Internet services in fiscal 2000, $13,357 thousand for IT services and $1,425 thousand for Internet services in fiscal 2001 and $3,339 thousand for IT services and $243 thousand for Internet services in fiscal 2002.

Comparison of fiscal 2002 and 2001

Revenues. Revenues increased by 33.6% to $414.5 million in fiscal 2002 from $310.3 million in fiscal 2001. The revenue growth was primarily a result of increases in revenues from IT services, which represented $377.3 million of revenues in fiscal 2002 as compared to $273.5 million in fiscal 2001. In fiscal 2002, we derived approximately 91.0% of our total revenues from IT services, approximately 8.8% of our total revenues from Internet services and 0.2% of our total revenues from software products.

During fiscal 2002, we derived 72.0% of our revenues from the United States, 7.7% from India, 2.2% from Japan, 9.5% from Europe, and the remaining 8.6% from other countries. During fiscal 2001, we derived 72.3% of our revenues from the United States, 10.1% from India, 2.4% from Japan, 6.6% from Europe and the remaining 8.6% from other countries.

Cost of revenues. Cost of revenues increased 14.8% to $239.0 million in fiscal 2002 from $208.1million in fiscal 2001. This increase was attributable primarily to increases in associate compensation and benefits expenses, depreciation expense and an increase in other expenses. Associate compensation and benefits expenses increased 40.8% to $145.5 million, or 35.1% of revenues, in fiscal 2002 from $103.3 million, or 33.3% of revenues, in fiscal 2001. Depreciation expense increased 40.2% to $21.6 million, or 5.2% of revenues, in fiscal 2002 from $15.4 million, or 5.0% of revenues, in fiscal 2001. Other expenses were primarily comprised of cost of direct supplies. Other expenses increased 52.1% to $28.6 million, or 6.9% of revenues, in fiscal 2002 from $18.8 million, or 6.1% of revenues, in fiscal 2001. These increases were partly compensated by a decrease in deferred stock based compensation, communication expenses and travel expenses. Deferred stock based compensation expense decreased 77.0% to $7.2 million, or 1.7% of revenues, in fiscal 2002 from $31.3 million, or 10.1% of revenues, in fiscal 2001. Communication expenses decreased 4.1% to $18.5 million, or 4.5% of revenues, in fiscal 2002 from $19.3 million, or 6.2% of revenues, in fiscal 2001. Travel expenses decreased 12.0% to $17.5 million, or 4.2% of revenues, in fiscal 2002 from $19.9 million, or 6.4% of revenues, in fiscal 2001. Inter-segments cost of revenues were $3.4 million in fiscal 2002 as compared to $1.2 million in fiscal 2001 and have not been allocated to the individual components that make up cost of revenues. Cost of revenues represented 57.7% of revenues in fiscal 2002 and 67.1% in fiscal 2001.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 13.5% to $140.9 million in fiscal 2002 from $124.1 million in fiscal 2001. This increase was a result primarily of increases in associate compensation and benefits, profressional charges, travel expenses, depreciation expense and other expenses. Compensation and benefits expenses increased 69.1% to $44.4 million, or 10.7% of revenues, in fiscal 2002 from $26.3 million, or 8.5% of revenues, in fiscal 2001. Professional charges increased 57.2% to $11.9 million, or 2.9% of revenues, in fiscal 2002 from $7.6 million, or 2.5% of revenues, in fiscal 2001. Travel expenses increased 43.2% to $10.3 million, or 2.5% of revenues, in fiscal 2002 from $7.2 million, or 2.3% of revenues, in fiscal 2001. Depreciation expense increased 11.5% to $15.8 million, or 3.8% of revenues, in fiscal 2002 from $14.2 million, or 4.6% of revenues, in fiscal 2001. Other expenses increased 18.7% to $27.1 million, or 6.5% of revenues, in fiscal 2002 from $22.8 million, or 7.4% of revenues, in fiscal 2001. These increase were partly compensated by a decrease in deferred stock based compensation and marketing expenses. Deferred stock based compensation expense decreased 75.8% to $3.6 million, or 0.9% of revenues, in fiscal 2002 from $14.8 million, or 4.8% of revenues, in fiscal 2001. Marketing expenses decreased 33.9% to $9.9 million, or 2.4% of revenues, in fiscal 2002 from $15.0 million, or 4.8% of revenues, in fiscal 2001. Inter-segment selling, general and administrative expenses were $0.3 million in fiscal 2002 as compared to $4.7 million in fiscal 2001 and have not been allocated to the individual components that make up selling, general and administrative expenses. Selling, general and administrative expenses represented 34.0% of revenues in fiscal 2002 as compared to 40.0% of revenues in fiscal 2001.

Amortization of goodwill. Amortization of goodwill expense was $16.9 million in fiscal 2002 as compared to $24.7 million in fiscal 2001.

Impairment of goodwill: In the year ended March 31, 2002, Satyam recorded an impairment charge of $81.1 million relating to goodwill acquired in the IndiaWorld, India Plaza and Eduempire acquisitions by Infoway as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions. Since the operations of those entities have been completely integrated into the operations of Infoway. Satyam assessed the recoverability of goodwill arising out of the India World and India Plaza acquisitions at the enterprise level of Infoway. The impairment charge was calculated as the difference between the market value of Infoway and its net assets. The assessment was performed due to significant decline in Infoway's stock price for a sustained period, Infoway's market capitalization relative to its net book value, significant under performance relative to expected historical or projected future operating results, significant negative industry and economic trends and the overall decline in market conditions which indicate that this decline in the market value of Infoway's stock price is other-than temporary. The shortfall in the market capitalization has indicated an impairment of goodwill. Thus the entire carrying value of goodwill as at September 30 2001, pertaining to India World of $73.1 million, India Plaza of $8.0 million and Eduempire of $50 thousand has been charged to the statement of operations for the year ended March 31, 2002.

Operating income (loss). As a result of the foregoing, we incurred an operating loss of $63.5 million in fiscal 2002 as compared to $46.6 million in fiscal 2001. Excluding primary non-cash items of amortization and impairment of goodwill expense and deferred stock based compensation expense, operating income would have been $45.4 million in fiscal 2002 and $24.2 million in fiscal 2001 and operating margin would have been 11.0% and 7.8% of total revenues in fiscal 2002 and 2001, respectively.

Interest income. Interest income was $3.8 million in fiscal 2002 and $5.7 million in fiscal 2001.

Interest expense. Interest expense decreased to $2.9 million in fiscal 2002 from $9.6 million in fiscal 2001 primarily on account of repayment debt.

Gain of sale of shares in Infoway. Gain on sale of shares in Infoway was $45.6 million which was recognized in fiscal 2002. In June 2000, we completed a sale of 347,200 equity shares to GSIC at a price of US$144 per share, subject to a put option to sell the shares back to us. If Infoway had not completed an initial public offering on a recognized stock exchange in India by September 2001. The put option held by GSIC expired unexercised on October 15, 2001.

Other income. Other income increased to $12.2 million in fiscal 2002 from $6.8 million in fiscal 2001 which was primarily on account of foreign currency translation gains.

Other expense. Other expenses were $78 thousand in fiscal 2002 and $0.3 million in fiscal 2001.

Income taxes. Income taxes were $17.2 million in fiscal 2002 as compared to $4.1 million in fiscal 2001. The increase in income taxes is mainly on account of tax paid on the capital gain on sale of shares of Infoway and the provision for foreign taxes payable overseas by offsite and onsite centers, principally in the United States.

Minority Interest. Minority interest increased to $73.4 million in fiscal 2002 from $25.8 million in fiscal 2001.

Equity in earnings (losses) of associated companies. Equity losses of associated companies were $25.4 million in fiscal 2002 as compared to $5.5 million in fiscal 2001 which was primarily due to impairment of goodwill associated with our investment in CricInfo Limited. Satyam evaluates the recoverability of goodwill relating to the investment in associated companies as current events or circumstances warrant to determine whether adjustments are needed to their carrying values. In the year ended March 2002, Satyam recorded a impairment charge of $21.0 million relating to goodwill on the Cricinfo acquisition by Infoway as a result of an impairment assessment.

The main factors in the valuation of the Cricinfo acquisition were share in revenues for Infoway, leadership and synergistic benefits accruing to Infoway and enterprise value of Cricinfo. Infoway had made a revenue growth assumption for Cricinfo at the time of acquisition. Due to the change in market realities, management believes those revenue growth estimates would require significant downward revision. The anticipated leadership and synergistic benefits have also largely not realized. The current fair value of Cricinfo as an independent entity is negligible due to its mounting cash losses coupled with the adverse current market conditions. The impairment was based on discounted cash flow method considering historical results adjusted to reflect management's best estimate of future market and operating conditions.

Management believes that the carrying value of goodwill, which forms part of the investment in Cricinfo is impaired. It also believes that considering the current industry scenario and lack of investor confidence, the impairment is other-than temporary. Hence, out of the carrying value of goodwill as at September 30, 2001 of $24.5 million, $21.4 million has been charged to the statement of operations for the year ended March 31, 2002. The management believes that balance goodwill of $3.1 million is attributable to the future discounted cash flows from Infoway's share in revenue.

Net income (loss). As a result of the foregoing, net income was $25.9 million in fiscal 2002 as compared to a net loss of $27.9 million in fiscal 2001. Excluding primary non-cash items of amortization and impairment of goodwill expense and deferred stock based compensation expense, net income would have been $134.8 million in fiscal 2002 and $42.9 million in fiscal 2001 and net margin would have been 32.5% and 13.8% in fiscal 2002 and 2001, respectively.

IT Services

Revenues. IT services revenues (including inter-segment revenues) increased 36.4% to $377.9 million in fiscal 2002 from $277.0 million in fiscal 2001, of which $0.6 million and $3.5 million represented inter-segment revenues in fiscal 2002 and 2001, respectively. All "revenues" discussed in this sub-section relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

Our revenue growth primarily reflected the higher proportion of our service offerings that address the system maintenance and packaged software integration.

During fiscal 2002, we derived 76.5% of our revenues from the United States, 10.4% from Europe, 2.4% from Japan, 1.6% from India and the remaining 9.1% from the Middle East, Africa, Singapore and Australia. During fiscal 2001, we derived 78.6% of our revenues from the United States, 7.0% from Europe, 2.7% from Japan, 2.2% from India and the remaining 9.5% from the Middle East, Africa, Singapore and Australia.

For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the "Results of Operations" table above for an analysis of consolidation of the business segments.

Cost of revenues. Cost of revenues increased 17.8% to $213.5 million in fiscal 2002 from $181.3 million in fiscal 2001. Cost of revenues represented 56.5% of revenues in fiscal 2002 as compared to 65.5% in fiscal 2001. The increase in cost of revenues was attributable primarily to an increase in associate compensation and benefits; depreciation expenses and other expenses. Compensation and benefit expenses increased 42.2% to $142.5 million, or 37.7% of revenues in fiscal 2002 from $100.2 million, or 36.2% of revenues, in fiscal 2001 respectively. Depreciation expense increased 40.2% to $21.6 million, or 5.7% of revenues, in fiscal 2002 from $15.4 million, or 5.6% of revenues, in fiscal 2001. Other expenses primary comprised cost of direct supplies, rental expenses and professional charges. Other expenses increased 83.4% to $20.4 million, or 5.4% of revenues, in fiscal 2002 from $11.1million, or 4.0% of revenues, in fiscal 2001. These increases were partly offset by a decrease in deferred stock based compensation expense and travel expenses. Deferred stock based compensation expense decreased 76.9% to $7.1 million, or 1.9% of revenues, in fiscal 2002 from $30.9 million, or 11.1% of revenues. Travel expenses decreased 12.0% to $17.5 million, or 4.6% of revenues, in fiscal 2002 from $19.9 million, or 7.2% of revenues, in fiscal 2001.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 37.5% to $92.1 million in fiscal 2002 from $67.0 million in fiscal 2001. Selling, general and administrative expenses represented 24.4% of revenues in fiscal 2002 as compared to 24.2% in fiscal 2001. The increase in selling, general and administrative expenses was attributable primarily to an increase in compensation and benefit expenses; marketing expenses; profressional charges; travelling expenses and other expenses. Compensation and benefit expenses increased 186.0% to $33.3 million, or 8.8% of revenues, in fiscal 2002 from $11.6 million, or 4.2% of revenues, in fiscal 2001. Marketing expenses increased 31.6% to $6.7 million, or 1.8% of revenues, in fiscal 2002 from $5.1 million, or 1.8% of revenues, in fiscal 2001. Professional charges increased 63.1% to $9.1 million, or 2.4% of revenues, in fiscal 2002 from $5.6 million, or 2.0% of revenues, in fiscal 2001. Travelling expenses increased 102.7% to $8.2 million, or 2.2% of revenues, in fiscal 2002 from $4.0 million, or 1.5% of revenues, in fiscal 2001. Other expenses increased 34.1% to $18.0 million, or 4.8% of revenues, in fiscal 2002 from $13.4 million, or 4.9% of revenues, in fiscal 2001. These increase were primarily offset by a decrease in deferred stock based compensation expense and depreciation expenses. Deferred stock based compensation expense decreased 75.0% to $3.3 million, or 0.9% or revenues, in fiscal 2002 from $13.4 million, or 4.8% of revenues, in fiscal 2001. Depreciation expenses decreased 24.3% of to $3.4 million, or 0.9% of revenues, in fiscal 2002 from $4.4 million, or 1.6% of revenues, in fiscal 2001.

Amortization of goodwill. Amortization of goodwill was $4.3 million in fiscal 2002 as compared to 4.5 million in fiscal 2001. The goodwill expense reflects the goodwill associated with the acquisition of the minority interest in SES in September 1999.

Operating income (loss). As a result of the foregoing, operating income was $68.0 million in fiscal 2002 as compared to $24.2 million in fiscal 2001. Excluding primary non-cash items of amortization of goodwill expense and deferred stock based compensation expense, operating income would have been $82.8 million in fiscal 2002 and $72.9 million in fiscal 2001 and operating margin would have been 21.9% and 26.3% of revenues in fiscal 2002 and 2001, respectively.

Interest income. Interest income increased to $3.0 million in fiscal 2002 from $0.3 million in fiscal 2001. The increase in interest income was attributable primarily to interest earned on deposits kept out of proceeds from our ADS offering.

Interest expense. Interest expense decreased to $2.8 million in fiscal 2002 from $9.4 million in fiscal 2001 primarily on account of repayment of debt.

Gain of sale of shares in Infoway. Gain on sale of shares in Infoway was $45.6 million which was recognized in fiscal 2002. In June 2000, we completed a sale of 347,200 equity shares to GSIC at a price of US$144 per share, subject to a put option to sell the shares back to us. If Infoway had not completed an initial public offering on a recognized stock exchange in India by September 2001. The put option held by GSIC expired unexercised on October 15, 2001.

Other income. Other income increased to $11.2 million in fiscal 2002 from $3.1 million in fiscal 2001 which was primarily on account of foreign currency translation gains.

Other expense. Other expenses were $58 thousand in fiscal 2002 and $0.3 million in fiscal 2001.

Income taxes. Income taxes were $17.2 million in fiscal 2002 and $4.1 million in fiscal 2001. The increase in income taxes is mainly on account of tax paid on the capital gain on sale of shares of Infoway and the provision for foreign taxes payable overseas by offsite and onsite centers, principally in the United States.

Equity earnings (losses) of associated companies. Equity losses of associated companies were $1.4 million in fiscal 2002 as compared to $0.9 million in fiscal 2001 primarily due to proportionate earnings associated with our investment in Satyam Venture Engineering Services Limited and Satyam-GE Software Services (P) Ltd.,

Net income (loss). As a result of the foregoing, net income was $109.2 million in fiscal 2002 as compared to net income of $14.8 million in fiscal 2001. Excluding primary non-cash items of amortization of goodwill expense and deferred stock based compensation expense, net income would have been $124.0 million in fiscal 2002 and $63.5 million in fiscal 2001 and net margin would have been 32.8% and 22.9% in fiscal 2002 and 2001, respectively.

Internet Services

Revenues. Internet services revenues (including inter-segment revenues) were $39.4 million in fiscal 2002 and $39.0 million in fiscal 2001, of which inter-segment revenues were $2.8 million in fiscal 2002 and $2.1 million in fiscal 2001. The number of Internet access subscribers grew from more than 460,000 as of March 31, 2001 to over 600,000 as of March 31, 2002.

Cost of revenues. Cost of revenues increased 2.9% to $28.7 million in fiscal 2002 from $27.9 million in fiscal 2001. Cost of revenues represented 72.8% of Internet services revenues in fiscal 2002 as compared to 71.5% in fiscal 2001. The higher level of cost of revenues was attributable to compensation and benefit expenses. Direct personnel costs for web development and customer technical support increased 30.9% to $5.0 million, or 12.6% of revenues, in fiscal 2002 from $3.8 million, or 9.7% of revenues, in fiscal 2001. These increases were partially offset by a decrease in leased line costs which decreased 8.6% to $14.1 million, or 35.9% of revenues, in fiscal 2002 from $15.5 million, or 39.7% of revenues, in fiscal 2001. Cost of hardware and software purchased for resale was $6.0 million in fiscal 2002 and $6.0 million fiscal 2001.

Selling, general and administrative expenses. Selling, general and administrative expenses were $45.8 million in fiscal 2002 from $47.9 million in fiscal 2001. Selling, general and administrative expense represented 116.3% of Internet services revenues in fiscal 2002 as compared to 122.8% in fiscal 2001. This decrease was primarily attributable to decrease in marketing expenses. Marketing expenses decreased 66.8% to $3.2million, or 8.1% of revenues, in fiscal 2002 from $9.6 million, or 24.5% of revenues, in fiscal 2001. This decrease was partially offset by an increase in depreciation expense and Indirect personnel costs. Depreciation expense increased 29.5% to $12.1 million, or 30.7% of revenues, in fiscal 2002 from $9.3 million, or 24.0% of revenues, in fiscal 2001. Personnel costs increased 0.3% to $9.6 million, or 24.5% of revenues, in fiscal 2002 from $9.6 million, or 24.6% of revenues, in fiscal 2001.

Amortization of goodwill. Amortization of goodwill expense was $12.7 million in fiscal 2002 as compared to $24.7 million in fiscal 2001.

Impairment of goodwill: In the year ended March 31, 2002, Satyam recorded an impairment charge of $81.1 million relating to goodwill acquired in the IndiaWorld, India Plaza and Eduempire acquisitions by Infoway as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions. Since the operations of those entities have been completely integrated into the operations of Infoway. Satyam assessed the recoverability of goodwill arising out of the India World and India Plaza acquisitions at the enterprise level of Infoway. The impairment charge was calculated as the difference between the market value of Infoway and its net assets. The assessment was performed due to significant decline in Infoway's stock price for a sustained period, Infoway's market capitalization relative to its net book value, significant under performance relative to expected historical or projected future operating results, significant negative industry and economic trends and the overall decline in market conditions which indicate that this decline in the market value of Infoway's stock price is other-than temporary. The shortfall in the market capitalization has indicated an impairment of goodwill. Thus the entire carrying value of goodwill as at September 30 2001, pertaining to India World of $73.1 million, India Plaza of $8.0 million and Eduempire of $50 thousand has been charged to the statement of operations for the year ended March 31, 2002.

Operating income (loss). As a result of the foregoing, operating loss increased to $128.9 million in fiscal 2002 from $57.0 million in fiscal 2001. Excluding primary non-cash items of amortization and impairment of goodwill expense and deferred stock based compensation expense, operating loss would have been $34.8 million in fiscal 2002 and $34.9 million in fiscal 2001.

Interest income. Interest income decreased to $0.8 million in fiscal 2002 as compared to $5.5 million in fiscal 2001 primarily due to reduction in deposits with banks

Interest expense. Interest expense decreased to $45 thousand in fiscal 2002 from $0.3 million in fiscal 2001.

Other Income. Other income was $1.0 million in fiscal 2002 as compared to $3.7 million in fiscal 2001.

Minority Interest. Minority interest increased to $73.3 million in fiscal 2002 from $25.7 million in fiscal 2001.

Equity earnings (losses) of associated companies. Equity losses of associated companies were $26.8 million in fiscal 2002 as compared to $6.4 million in fiscal 2001 which was primarily due to impairment of goodwill associated with our investment in CricInfo Limited. Satyam evaluates the recoverability of goodwill relating to the investment in associated companies as current events or circumstances warrant to determine whether adjustments are needed to their carrying values. In the year ended March 2002, Satyam recorded a impairment charge of $21.4 million relating to goodwill on the Cricinfo acquisition by Infoway as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions.

The main factors in the valuation of the Cricinfo acquisition were share in revenues for Infoway, leadership and synergistic benefits accruing to Infoway and enterprise value of Cricinfo. Infoway had made a revenue growth assumption for Cricinfo at the time of acquisition. Due to the change in market realities, management believes those revenue growth estimates would require significant downward revision. The anticipated leadership and synergistic benefits have also largely not realized. The current fair value of Cricinfo as an independent entity is negligible due to its mounting cash losses coupled with the adverse current market conditions. The impairment was based on discounted cash flow method considering historical results adjusted to reflect management's best estimate of future market and operating conditions.

Management believes that the carrying value of goodwill, which forms part of the investment in Cricinfo is impaired. It also believes that considering the current industry scenario and lack of investor confidence, the impairment is other-than temporary. Hence, out of the carrying value of goodwill as at September 30, 2001 of $24.5 million, $21.4 million has been charged to the statement of operations for the year ended March 31, 2002. The management believes that balance goodwill of $3.1 million is attributable to the future discounted cash flows from Infoway's share in revenue.

Net income (loss). As a result of the foregoing, net loss increased to $80.7 million in fiscal 2002 from $28.8 million in fiscal 2001. Excluding primary non-cash items of amortization and impairment of goodwill expense and deferred stock based compensation expense, net income would have been $13.4 million in fiscal 2002 as compared to net loss of $6.7 million in fiscal 2001.

Software Products

In fiscal 2002, VCI has generated revenues of $0.9 million of which $0.3 million was from intersegment revenues. VCI incurred a $2.6 million net loss in fiscal 2002 as compared to a $13.9 million net loss in fiscal 2001.

The net loss of $2.6 million in fiscal 2002 was attributable primarily to selling and general administrative expenses, research and development expenses which primarily comprised employee compensation and benefits of $1.7 million and professional charges of $0.4 million. The net loss of $13.9 million in fiscal 2001 was attributable primarily to research and development, selling and general administrative expenses, which primarily comprised professional charges of $3.4 million and employee compensation and benefits of $6.3 million.

Comparison of fiscal 2001 and 2000

Revenues. Revenues increased by 88.7% to $310.3 million in fiscal 2001 from $164.5 million in fiscal 2000. The revenue growth was primarily a result of increases in revenues from IT services, which represented $273.5 million of revenues in fiscal 2001 as compared to $149.3 million in fiscal 2000, and to a lesser extent increases in revenues from Internet services. In fiscal 2001, we derived approximately 88.1% of our total revenues from IT services, approximately 11.9% of our total revenues from Internet services and no revenues were generated from software products.

During fiscal 2001, we derived 72.3% of our revenues from the United States, 10.1% from India, 2.4% from Japan, 6.6% from Europe and the remaining 8.6% from other countries. During fiscal 2000, we derived 74.9% of our revenues from the United States, 10.0% from India, 6.3% from Japan, 5.2% from Europe, and the remaining 3.6% from other countries.

Cost of revenues. Cost of revenues increased 130.1% to $208.1 million in fiscal 2001 from $90.4 million in fiscal 2000. This increase was attributable primarily to increases in associate compensation and benefits expenses, deferred stock based compensation expense, costs of international travel, communication expenses and an increase in other expenses. Associate compensation and benefits expenses increased 118.5% to $103.3 million, or 33.3% of revenues, in fiscal 2001 from $47.3 million, or 28.8% of revenues, in fiscal 2000. Deferred stock based compensation expense increased 134.6% to $31.3 million, or 10.1% of revenues, in fiscal 2001 from $13.4 million, or 8.1% of revenues, in fiscal 2000 due to higher prevailing prices of our equity shares and those of Infoway on the dates we granted options. Travel expenses increased 94.3% to $19.9 million, or 6.4% of revenues, in fiscal 2001 from $10.3 million, or 6.2% of revenues, in fiscal 2000. Communication expenses increased 248% to $19.3 million, or 6.2% of revenues, in fiscal 2001 from $5.5 million, or 3.4% of revenues, in fiscal 2000. Depreciation expense increased 94.0% to $15.4 million, or 5.0% of revenues, in fiscal 2001 from $8.0 million, or 4.8% of revenues, in fiscal 2000. Other expenses increased 211% to $18.8 million, or 6.1% of revenues, in fiscal 2001 from $6.1 million, or 3.7% of revenues, in fiscal 2000. Inter-segment cost of revenues were $1.2 million in fiscal 2001 as compared to $5.9 million in fiscal 2000 and have not been allocated to the individual components that make up cost of revenues. Cost of revenues represented 67.1% of revenues in fiscal 2001 and 55.0% in fiscal 2000.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 78.3% to $124.1 million in fiscal 2001 from $69.6 million in fiscal 2000. This increase was a result primarily of increases in associate compensation and benefits, deferred stock based compensation expense, Marketing expenses and other expenses. Compensation and benefits expenses increased 139.3% to $26.3 million, or 8.5% of revenues, in fiscal 2001 from $11.0 million, or 6.7% of revenues, in fiscal 2000. Deferred stock based compensation expense increased 314% to $14.8 million, or 4.8% of revenues, in fiscal 2001 from $3.6 million, or 2.2% of revenues, in fiscal 2000. Marketing expenses increased 66.1% to $15.0 million, or 4.8% of revenues, in fiscal 2001 from $9.0 million, or 5.5% of revenues, in fiscal 2000. Other expenses increased 157.6% to $22.8 million, or 7.4% of revenues, in fiscal 2001 from $8.9 million, or 5.4% of revenues, in fiscal 2000. Inter-segment selling, general and administrative expenses were $4.7 million in fiscal 2001 as compared to $2.6 million in fiscal 2000 and have not been allocated to the individual components that make up selling, general and administrative expenses. Selling, general and administrative expenses represented 40.0% of revenues in fiscal 2001 as compared to 42.3% of revenues in fiscal 2000.

Amortization of goodwill. Amortization of goodwill was $24.7 million in fiscal 2001 as compared to $5.0 million in fiscal 2000. The goodwill expense in fiscal 2001 reflects the amortization of goodwill associated with the acquisition of the minority interest in SES in September 1999, the acquisition of IndiaWorld and IndiaPlaza.com by Infoway.

Operating income (loss). As a result of the foregoing, we incurred an operating loss of $46.6 million in fiscal 2001 as compared to $0.6 million in fiscal 2000. Excluding primary non-cash items of amortization of goodwill and deferred stock based compensation expense, operating income would have been $24.2 million in fiscal 2001 and $21.3 million in fiscal 2000 and operating margin would have been 7.8% and 13.0% of total revenues in fiscal 2001 and 2000, respectively.

Interest income. Interest income increased to $5.7 million in fiscal 2001 from $2.6 million in fiscal 2000. This increase was attributable primarily to interest earned on deposits placed with banks from Infoway's public offerings proceeds.

Interest expense. Interest expense decreased to $9.6 million in fiscal 2001 from $11.3 million in fiscal 2000.

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

Net income (loss). As a result of the foregoing, net loss was $27.9 million in fiscal 2001 as compared to a net loss of $6.9 million in fiscal 2000. Excluding primary non-cash items of amortization of goodwill expense and deferred stock based compensation expense, net income would have been $42.9 million in fiscal 2001 and $15.0 million in fiscal 2000 and net margin would have been 13.8% and 9.1% in fiscal 2001 and 2000, respectively.

IT Services

Revenues. IT services revenues (including inter-segment revenues) increased 78.7% to $277.0 million in fiscal 2001 from $155.0 million in fiscal 2000, of which $3.5 million and $5.8 million represented inter-segment revenues in fiscal 2001 and 2000, respectively. All revenues discussed in this sub-section "Revenues" relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

Revenues continued to increase in all aspects of our services, except for system maintenance. Our revenue growth primarily reflected the higher proportion of our service offerings that address the software design and development, packaged software integration and eBusiness requirements of our customers. In particular, revenues from eBusiness projects were $74.9 million, or 27.4%, of our revenues in fiscal 2001 as compared to $30.8 million, or 20.6%, of our revenues in fiscal 2000. The decline in revenues from system maintenance resulted from a reduction in Year 2000 conversion projects. We derived 0% of our revenues from Year 2000 conversion projects in fiscal 2001 as compared to 5.5% of our revenues in fiscal 2000.

During fiscal 2001, we derived 78.6% of our revenues from the United States, 7.0% from Europe, 2.7% from Japan, 2.2% from India and the remaining 9.5% from the Middle East, Africa, Singapore and Australia. During fiscal 2000, we derived 81.4% of our revenues from the United States, 5.7% from Europe, 6.9% from Japan, 2.1% from India and the remaining 3.9% from the Middle East, Africa, Singapore and Australia.

For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the

"Results of Operations" table above for an analysis of consolidation of the business segments.

Cost of revenues. Cost of revenues increased 102.9% to $181.3 million in fiscal 2001 from $89.4 million in fiscal 2000. Cost of revenues represented 65.5% of revenues in fiscal 2001 as compared to 57.7% in fiscal 2000. The increase in cost of revenues as a percentage of revenues was attributable primarily to an increase in associate compensation and benefits; travel expenses; depreciation expenses and other expenses. Deferred stock based compensation expense increased 134.0% to $30.9 million, or 11.1% of revenues, in fiscal 2001 from $13.2 million, or 8.5% of revenues, in fiscal 2000 primarily due to higher market prices of our equity shares on the dates we granted options and reduced vesting periods for our options. Compensation and benefit expenses increased 95.1% to $100.2 million, or 36.2% of revenues in fiscal 2001 from $51.4 million, or 33.1% of revenues, in fiscal 2000 respectively, resulting primarily from a larger number of technical associates, which increased 74.4% from 4,478 to 7,798, and an increase in salaries. Travel expenses increased 94.3% to $19.9 million, or 7.2% of revenues, in fiscal 2001 from $10.3 million, or 6.6% of revenues, in fiscal 2000. Depreciation expense increased 94.0% to $15.4 million, or 5.6% of revenues, in fiscal 2001 from $8.0 million, or 5.1% of revenues, in fiscal 2000. Other expenses increased 165.0% to $11.1 million, or 4.0% of revenues, in fiscal 2001 from $4.2 million, or 2.7% of revenues, in fiscal 2000.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 49.1% to $67.0 million in fiscal 2001 from $44.9 million in fiscal 2000. Selling, general and administrative expenses represented 24.2% of revenues in fiscal 2001 as compared to 29.0% in fiscal 2000. The decrease in selling, general and administrative expenses as a percentage of revenues was attributable primarily to a decrease in marketing expenses resulting from an increase in our direct marketing efforts, as well as decreased depreciation expenses, rent expense and compensation and benefit expenses as a percentage of revenues. Depreciation expenses decreased to 1.6% of revenues, or $4.4 million, in fiscal 2001 from 5.3% of revenues, or $8.2 million, in fiscal 2000. Marketing expenses decreased to 1.8% of revenues, or $5.1 million, in fiscal 2001 from 4.3% of revenues, or $6.7 million, in fiscal 2000. Rental expenses decreased to 0.7% of revenues, or $2.0 million, in fiscal 2001 from 2.2% of revenues, or $3.4 million, in fiscal 2000. Compensation and benefit expenses decreased to 4.2% of revenues, or $11.6 million, in fiscal 2001 from 5.1% of revenues, or $7.9 million, in fiscal 2000. These decreases were partially offset by an increase in deferred stock based compensation expense and other expenses as a percentage of revenues. Deferred stock based compensation expense increased to 4.8% of revenues, or $13.4 million, in fiscal 2001 from 2.1% of revenues, or $3.3 million, in fiscal 2000. Other expenses increased to 4.9% of revenues, or $13.4 million in fiscal 2001 from 4.2% of revenues, or $6.4 million in fiscal 2000.

Amortization of goodwill. Amortization of goodwill was $4.5 million in fiscal 2001 as compared to $2.4 million in fiscal 2000. The goodwill expense reflects the goodwill associated with the acquisition of the minority interest in SES in September 1999.

Operating income (loss). As a result of the foregoing, operating income was $24.2 million in fiscal 2001 as compared to an operating income of $18.4 million in fiscal 2000. Excluding primary non-cash items of amortization of goodwill expense and deferred stock based compensation expense, operating income would have been $72.9 million in fiscal 2001 and $37.2 million in fiscal 2000 and operating margin would have been 26.3% and 24.0% of revenues in fiscal 2001 and 2000, respectively.

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

Net income (loss). As a result of the foregoing, net income was $14.8 million in fiscal 2001 as compared to net income of $9.8 million in fiscal 2000. Excluding primary non-cash items of amortization of goodwill expense and deferred stock based compensation expense, net income would have been $63.5 million in fiscal 2001 and $28.6 million in fiscal 2000 and net margin would have been 22.9% and 18.5% in fiscal 2001 and 2000, respectively.

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

Selling, general and administrative expenses. Selling, general and administrative expenses increased 191.3% to $47.9 million in fiscal 2001 from $16.4 million in fiscal 2000. Selling, general and administrative expense represented 122.8% of Internet services revenues in fiscal 2001 as compared to 106.6% in fiscal 2000. This increase was attributable to an increase in indirect personnel costs, depreciation expenses and marketing expenses. Indirect personnel costs increased 349% to $9.6 million, or 24.6% of revenues, in fiscal 2001 from $2.1 million, or 13.9% of revenues, in fiscal 2000 primarily due to a growth in staff from 622 as of March 31, 2000 to 1,044 as of March 31, 2001. Marketing expenses increased 306% to $9.6 million, or 24.5% of revenues, in fiscal 2001 from $2.4 million, or 15.3% of revenues, in fiscal 2000 primarily due to the launch of our consumer Internet Access Services Division and Portals Division.

Amortization of goodwill expense. Amortization of goodwill was $20.2 million in fiscal 2001 as compared to $2.7 million in fiscal 2000. The goodwill expense in fiscal 2001 reflects the amortization of goodwill associated with the acquisition of IndiaWorld, IndiaPlaza and investment in CricInfo Limited.

Operating income (loss). As a result of the foregoing, operating loss increased to $57.0 million in fiscal 2001 from $10.6 million in fiscal 2000. Excluding primary non-cash items of amortization of goodwill expense and deferred stock based compensation expense, operating loss would have been $34.9 million in fiscal 2001 and $7.5 million in fiscal 2000.

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

Net income (loss). As a result of the foregoing, net loss increased to $28.8 million in fiscal 2001 from $5.7 million in fiscal 2000. Excluding primary non-cash items of amortization of goodwill expense and deferred stock based compensation expense, net loss would have been $6.7 million in fiscal 2001 and $2.6 million in fiscal 2000.

Software Products

VCI was building its sales and marketing team and generated no revenues in fiscal 2001. VCI incurred a $13.9 million net loss in fiscal 2001 as compared to a $11.0 million net loss in fiscal 2000.

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

Liquidity and Capital Resources

Net cash provided by (used in) operating activities. Net cash provided by operating activities was $116.4 million, $5.9 million and $14.1 million in fiscal 2002, 2001 and 2000, respectively.

In fiscal 2000, non-cash adjustments to reconcile the $6.9 million net loss to net cash provided by operating activities consisted primarily of depreciation and amortization of $25.3 million and deferred stock based compensation expenses of $16.9 million. These adjustments were partially offset by an increase in working capital, consisting mainly of an increase in net accounts receivable and unbilled revenues of $23.2 million, and an increase in pre-paid expenses, other receivables and inventory of $10.3 million. Net accounts receivable and unbilled revenues increased primarily as a result of a significant increase in our revenues. Pre-paid expenses, other receivables and inventory increased primarily as a result of increased prepayments relating to Infoway's use of leased telecommunications lines, satellite link charges and insurance premiums.

In fiscal 2001, non-cash adjustments to reconcile the $27.9 million net loss to net cash provided by operating activities consisted primarily of deferred stock based compensation expenses of $46.1 million and depreciation and amortization of $54.5 million. These adjustments were partially offset by an increase in net accounts receivable and unbilled revenues of $49.5 million. Net accounts receivable and unbilled revenues increased primarily as a result of a significant increase in our revenues.

In fiscal 2002, non-cash adjustments to reconcile the $25.9 million net income to net cash used in operating activities consisted primarily of deferred stock based compensation expense of $10.8 million and depreciation, amortization and impairment of goodwill expense of $136.3 million.

Net cash used in investing activities. Net cash used in investing activities was $40.4 million, $137.8 million and $83.6 million in fiscal 2002, 2001 and 2000, respectively. Net cash used in investing activities was primarily related to purchases of premises and equipment of $40.8 million and acquisitions and investments in associated companies of $40.2 million in fiscal 2000. Net cash used in investing activities in fiscal 2001 was primarily related to acquisitions and investments in associated companies of $52.5 million; and purchases of premises and equipment of $84.8 million consisted primarily of infrastructure, computers and other equipment associated with the expansion in headcount as we continued to grow. Net cash used in investing activities in fiscal 2002 was primarily related to acquisitions and investments in associated companies of $4.6 million; and purchases of premises and equipment of $34.2 million consisted primarily of infrastructure, computers and other equipment associated with the expansion.

Net cash provided by financing activities. Net cash provided by financing activities was $110.7 million, $14.2 million and $251.7 million in fiscal 2002, 2001 and 2000, respectively. In addition to using cash generated from operations, we financed our continuing expansion primarily through capital raising activities in fiscal 2000, through sale of investments in fiscal 2001 and through capital raising activities in fiscal 2002.

In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $152.7 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of April 30, 2002, approximately $64.3 million of these proceeds have been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries and others ($10.6 million); development of facilities and infrastructure ($7.2 million) and working capital and general corporate purposes ($19.6 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to invest in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

As of March 31, 2002, we had $243.5 million in cash and cash equivalents (of which $16.7 million was held by Infoway and therefore may not be accessible to
us), $1.8 million in short term debt, $5.5 million in other outstanding rupee denominated loans. As of March 31, 2002, we have unused short term working capital line of credit of $7.2 million from a bank and unused non-funded lines of credit of $4.8 million from banks.

The following table describes our outstanding credit facilities as at March 31, 2002 :

                                                                        Amount          Interest         Computation
                                                                     -------------------------------------------------
Loan Type                            Lenders                          Outstanding      (per annum)          Method
---------                            -------                         -----------------------------          ------
                                                                     (in thousands)
Rupee Loan of Satyam            Citibank N.A. and                        $4,155       13.0% to 14.25%      Variable
Associates Trust                    ICICI Bank

Other loans                       Various parties                         1,344      different interest     Fixed
                                                                                           rates

Short Term Debt of Satyam
Manufacturing Technology Inc         T R W Inc                              789                  6.0%       Fixed

Short term Overdraft of
Satyam Europe Ltd., .........                                               975


Total .......................                                            $7,263

We expect Infoway to continue incurring losses in the near future. Based upon Infoway's present business and funding plans and a May 2001 government policy change that increased the permissible foreign ownership in certain internet service providers, including Infoway, from 49.0% to 74.0%, we believe that Infoway's cash and cash equivalents of $16.7 million as of March 31, 2002 and, if necessary, other resources believed to be available, are sufficient to meet its currently known requirements through March 31, 2003, and we do not expect to have to provide it with any funds. In light of the highly dynamic nature of Infoway's business, however, we cannot assure you that its capital requirements and sources will not change significantly in the future or whether or not it may seek future financial support from us.

In order to provide further financial flexibility, Infoway is actively investigating opportunities to raise additional capital, which could be in the form of debt, equity, or a combination. Infoway's ability to raise funds through the sale of equity is limited by foreign ownership restrictions imposed on it by Indian law and the terms of its Internet service provider license. Government of India policies previously limited the total foreign equity in an Internet service provider to 49%. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies, such as Infoway, from 49% to 74%. Infoway's license was reissued in April 2002, increasing the maximum permitted level of foreign equity investment in Infoway to 74% and also permitting Infoway to provide Internet telephony, subject to the terms of operation as detailed in the license. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of Infoway's stockholders and the holders of its ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of Infoway's stockholders and the holders of its ADSs. We cannot assure you that additional financing will be available on terms favorable to Infoway, at all. If adequate funds are not available on acceptable terms, Infoway's ability to fund and expand its operations, take advantage of unanticipated opportunities, develop or enhance Internet content, features or services, or otherwise respond to competitive pressures will be significantly limited. Infoway's business, results of operations and financial condition could be materially adversely affected by any such limitation.

We anticipate capital expenditures of approximately $40.0 million during fiscal 2003, principally to finance construction of new facilities in our offshore centres; expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents, net proceeds from our May 2001 ADS offering and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. After fiscal 2003, we may require additional financing to fund our working capital and capital expenditure requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

The following table sets forth our contractual obligations and commitments to make future payments as of March 31, 2002. The following table does not give effect to the issuance of our convertible notes and excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations.

                                                              Fiscal ended March 31, 2002, Payments due
                                        ------------------------------------------------------------------------------
                                        within 1 year   2-3 years       4-5 years      after 5 years         Total
                                        -------------  -------------   -------------   ---------------   -------------
                                                                       (thousands)
Long term debt                              $2,787        $2,712             -           -                  $5,499
Capital leases                                  82            84             2           -                     168
Operating leases
Unconditional purchase obligations:
    Other commercial commitments             1,034           500             -           -                   1,534

    Bank guarantees                     1,356        281       173         -        1,810
    Letters of credit                     754          -         -         -          754
Total contractual cash obligations      6,001      3,589       175         -        9,765

In April 2001, following the completion of the latest version of VisionCompass, we decided to restructure VCI by reducing product development and general and administrative expenses. As part of the restructuring, the services of approximately forty personnel, including the Chief Executive Officer, Dr. Robert Bismuth, were terminated.

Following the restructuring, VCI put in place a business development plan that has begun to show results. VCI recorded revenues of $0.9 million in fiscal 2002.

Income Tax Matters

As of March 31, 2002, we had an operating loss carry forward of approximately $35.1 million for tax purposes including valuation allowance. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 2.0% surcharge resulting in an effective tax rate of 35.7%. However, we cannot assure you that additional surcharges will not be implemented by the government of India. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as "Software Technology Parks" ("STP units"); and (ii) a tax deduction for profits from exporting computer software. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. Further, most of Satyam Computer Services operations are from STP units which are entitled to a tax holiday of ten years from the date of commencement of operations. STP units registered after March 31, 2001 are not entitled to the above exemption. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

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

Exchange Rates

The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

            Month                              Month End    Average        High     Low
            -----                              ---------    -------        ------------
                                                           (in Rupees)
March 2001 ...............................      46.85         46.64       46.85     46.43
April 2001 ...............................      46.86         46.80       47.05     46.48
May 2001 .................................      47.00         46.94       47.05     46.74
June 2001 ................................      47.09         47.04       47.09     47.00
July 2001 ................................      47.18         47.18       47.21     47.11

August 2001 ...................................     47.17     47.17      47.19      47.11
September 2001 ................................     47.90     47.75      48.91      47.20
October 2001 ..................................     48.04     48.05      48.17      47.96
November 2001 .................................     47.98     48.04      48.11      47.98
December 2001 .................................     48.27     47.93      48.29      47.80
January 2002 ..................................     48.56     48.35      48.56      48.27
February 2002 .................................     48.76     48.72      48.90      48.55
March 2002 ....................................     48.83     48.77      48.83      48.71

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New
York:

Fiscal Year Ended March 31,                       Period End       Average      High     Low
---------------------------                       ----------       -----------------     ---
1996 (from December 12, 1995) .................      34.22           35.49    38.35    .33.65
1997 ..........................................      35.94           35.52    35.98     33.75
1998 ..........................................      39.50           37.18    40.40     35.33
1999 ..........................................      42.44           42.08    43.68     39.25
2000 ..........................................      43.63           43.34    43.82     42.20
2001 ..........................................      46.85           45.70    46.91     43.56
2002 ..........................................      48.83           47.71    48.91     46.58

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. The following is a brief discussion of the more significant accounting policies and methods used by us. In addition, Financial Reporting Release No. 61 was recently released by the SEC to require all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments.

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements in Item 17 of this Annual Report on Form 20-F, beginning on page F-10.

Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates.

Management believes the following critical accounting policies, among others, affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

Revenue recognition

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

We derive our revenue from primarily two sources (i) IT services, which includes software development, system maintenance, package software implementation, engineering design services and ebusiness, and (ii) internet services which includes consumer internet access services, corporate network / data and e-consulting services, and online portal and content offerings.

Revenues from IT services

Revenues earned from services performed on a "time and material" basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements, require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated. We recognize revenue based on the completed-contract method where the work to complete cannot be reasonably estimated.

We provide our clients with one to three months warranty as post-sale support for its fixed price engagements. Costs associated with such services are accrued at the time the related revenues are recorded. Historically, Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

Revenues from Internet services

Revenues from corporate network services, which include providing e-commerce solutions, electronic data interchange and other network based services, are recognized upon actual usage of such services by customers and are based on either the time for which the network is used or the volume of data transferred, or both.

Revenues from web-site hosting are recognized ratably over the period for which the site is hosted. Revenue from development of internet networking solutions comprise income from time and material contracts and fixed price contracts. Revenues are recognized in accordance with the revenue recognition policy of IT Services.

Internet access is provided to customers either for unlimited hours or for a specified number of hours, which is to be utilized within a specified period of time. Customers purchase a CD-ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD-ROMs are not refundable. Satyam recognizes revenue based on usage by the customer over the specified period. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Unlimited internet access and electronic mail access is sold to customers for a specified period of time over which the related revenue is recognized.

Revenues from banner advertisements and sponsorship contracts are recognized ratably over the period in which the advertisements are displayed. Revenues from electronic commerce transactions are recognized when the transaction is completed.

Impairment of Goodwill

We assess the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

.. significant underperformance relative to expected historical or projected future operating results;

.. significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

..  significant negative industry or economic trends;

..  significant decline in our stock price for a sustained period; and

..  our market capitalization relative to net book value.

When we determine that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. We adopted SFAS 142 on April 1, 2002. As a result of the adoption of SFAS 142, amortization of goodwill will be lower by approximately US$4.3 million in the year ending March 31, 2003 as compared to the year ended March 31,2002.

In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter.

Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Accounts Receivable

The Company also estimates the amount of uncollectable receivables each period and establishes an allowance for uncollectable amounts. The amount of the allowance is based on the age of unpaid amounts, information about the creditworthiness of customers, and other relevant information. Estimates of uncollectable amounts are revised each period, and changes are recorded in the period they become known. A significant change in the level of uncollectable amounts would have a significant effect on the Company's results of operations.

Accounting for income taxes.

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as "Software Technology Parks"; and (ii) a tax deduction for profits from exporting computer software. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. Further, most of Satyam Computer Services' operations are from "Software Technology Parks" ("STP units") which are entitled to a tax holiday of ten years from the date of commencement of operations. STP units registered after March 31, 2001 are not entitled to the above exemption. In Satyam Computer Services various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of tax holiday as stated above. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Impact of Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued FASB Statements Nos. 141 and 142 ("SFAS 141" and "SFAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets". SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. Adoption of SFAS No. 141 did not have an impact on our financial position and results of operations.

SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill and indefinite-lived intangibles will be tested annually and whenever events or circumstances occur indicating that they might be impaired. Goodwill is tested for impairment employing a two-step method. First the fair value of the reporting unit is compared to its carrying amount. If the fair value is less than the carrying amount, the impairment is measured as the excess of recorded goodwill over its implied fair value. Indefinite-lived intangibles are tested for impairment by comparing the carrying amount to the fair value. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. We adopted SFAS 142 on April 1, 2002, the beginning of fiscal 2002. As a result of the adoption of SFAS 142, amortization of goodwill will be lower by approximately $4.3 million in the year ending March 31, 2003 as compared to the year ended March 31, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Division of a Business". SFAS No. 144 develops an accounting model for long-lived assets that are to be disposed of by sale and requires the measurement to be at the lower of book value or fair value, less the cost to sell the assets. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. We do not expect the provisions of SFAS No. 144 to have a significant impact on our financial position or operating results following its adoption on April 1, 2002.

Item 6. DIRECTORS, AND OFFICERS OF REGISTRANT

Directors and Officers

The following table sets forth the name, age, and position of each director and executive officer of Satyam Computer Services, as of April, 25, 2002:

   Name                                Age     Position Held
   ----                                ---     -------------
Directors

B. Ramalinga Raju .................    46      Chairman
B. Rama Raju ......................    43      Managing Director and Chief Executive Officer (3)
C. Srinivasa Raju. ................    41      Director
V. P. Rama Rao ....................    68      Director (1) (2) (3)
C. Satyanarayana ..................    73      Director (1) (2) (3)
Dr. Mangalam Srinivasan ...........    64      Director (1) (2)

Executive Officers

Anil Kekre ........................    51      Executive Vice President--Regional Business Unit--Europe
Jayaraman G .......................    46      Vice President (Corp. Affairs) & Company Secretary
Kalyan Rao K. .....................    49      Executive Vice President & Chief Technical Officer--Vertical
                                               Business Unit--Telecom
Mohan Eddy F. S. ..................    52      Director--Horizontal Business Unit--Collaborative Enterprise
                                               Solutions
Murty A. S. .......................    43      Director & Senior Vice President--Global Human Resources
Prabhat G. B. .....................    36      Director--Horizontal Business Unit--Enterprise Business Solutions
Ram Mynampati. ....................    44      Executive Vice President & Chief Operating Officer--Vertical
                                               Business Unit--Insurance, Banking & Financial Services, Healthcare
Srinivas V. .......................    42      Senior Vice President & Chief Financial Officer
Thiagarajan K. ....................    49      Director & Senior Vice President--Corporate Planning and Strategy

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

B. Rama Raju has been on our board of directors since our inception in 1987. He became the Managing Director and Chief Executive Officer of our company in 1991. Before 1997, he was with Maytas Infra Limited as one of its Directors. Mr. Rama Raju also sits on the board of directors of Maytas Infra Limited, Satyam Venture Engineering Services Private Limited and Gautami Power Limited. Mr. Rama Raju holds a master of economics from Loyola College, Chennai and a master of business administration from Loredo State University, Texas and has also attended the owner/president management course at Harvard Business School. Mr. Rama Raju is the younger brother of Mr. B. Ramalinga Raju, the Chairman of our company.

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

Jayaraman G. has been our Vice President (Corp. Affairs) & Company Secretary since October, 2000. From March 2000 to September, 2000 he was Asst. Vice President and Company Secretary. Before this, he was with Samrat Spinner Limited as Director (Finance) & Company Secretary. Mr. Jayaraman holds a Bachelor of Science degree and is a fellow member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India He is also an associate member of Institute of Company Secretaries of India.

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

The following table sets forth all compensation awarded to, earned by or paid to Mr. B. Rama Raju, our managing director and chief executive officer, during fiscal 2002 for services rendered in all capacities to us. Mr. Raju was appointed as managing director and chief executive officer of our company in 1991. With the exception of three executive officers who are serving overseas, none of our other executive officers earned a combined salary and bonus in excess of $100,000 during any of the last three fiscal years. With respect to the three key managerial personnel , we have not provided individual compensation information because their compensation is attributed predominantly to their overseas assignments, and if they were based in India, their individual compensation would not exceed $100,000. In accordance with the rules of the Securities Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and personal benefits constituted less than the lesser of $50,000 or 10.0% of the total of annual salary and bonuses in fiscal 2001. The total remuneration received by our executive officers and directors for their services to us for the fiscal year ended March 31, 2002 was $0.93 million. The total remuneration and the amounts in the following table are in dollars based on the noon buying rate of Rs.48.83 per dollar on March 31, 2002.

Annual Compensation

Name and Principal Position                                                    Salary     Bonus       Other(1)
                                                                                          -----       --------
B. Rama Raju, Managing Director and Chief Executive Officer                   $34,405       --          $ 50,018

(1) Includes commissions, membership fees and housing allowance.

Option Grants In Last Year

During the fiscal 2002, stock options granted and outstanding to our key managerial personnel were 602,500 under the ASOP B plan and 133,000 under ASOP - ADS plan.

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

An associate must pay consideration of one rupee per warrant to the Trust before the warrant can be transferred to the associate. These warrants are non-transferable by the associate. However, if the associate ceases to be an associate of our company by reason of resignation, dismissal or severance, the warrants will be transferred back to the Trust for the same consideration paid by the associate. If the associate ceases to be an employee by retirement or death, the rights and obligations under the warrants accrue to the associate or his or her legal heirs. The conversion date of warrants is determined by the advisory board. The conversion price to be paid by the associate upon conversion has been determined by the board of directors under the SEBI guidelines to be Rs.450, or approximately $9.22 per share (translated at the noon buying rate of Rs.48.83 per $1.00 on March 31, 2002). The SEBI guidelines apply to the pricing of shares issued under employee stock option plans. Under the guidelines, the minimum exercise price to acquire shares under our ASOP is the higher of the following:

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

The VCI board of directors or a committee of the VCI board may administer the VCI Plan. Options granted under the VCI Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of options granted under the VCI Plan is determined by the administrator of the VCI Plan; provided that the exercise price of incentive stock options granted under the VCI Plan must be at least equal to the fair market value of VCI shares on the date of grant. With respect to any participant who owns stock possessing more than 10.0% of the voting power of all classes of VCI's outstanding stock, the exercise price of any incentive stock option granted must equal at least 110.0% of the fair market value of VCI's shares on the grant date. The term of options granted under the VCI Plan is determined by the administrator of the VCI Plan; provided that the term of any incentive stock option may not exceed 10 years, and may not exceed five years if granted to any participant owning more than 10.0% of the voting power of all classes of VCI's outstanding stock.

The VCI Plan provides that in the event of a merger of VCI with or into another corporation, a sale of substantially all of VCI's assets or a like transaction involving VCI, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the vesting and exercisability of each option will accelerate in full. A total of 25,000,000 shares of VCI common stock are currently reserved for issuance. The exercise prices of the prior options grants have been at fair value of the underlying shares. We expect that the exercise prices of all options granted under the VCI Plan will be equal to the fair market value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants.

The SEBI guidelines, effective June 1999, has removed the limits on the amount of stock options or warrants a company can grant to its employees and the amount of discount to market price at which a company can grant such options. The guideline requires companies to account for the difference between the market price of its shares and the exercise price of its employee stock options as personnel expenses in its profit and loss accounts.

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

The compensation committee of the board of directors determines the salaries and benefits for our executive directors and some of our key managerial personnel and the stock options for all associates. The members of the compensation committee are Mr. V.P. Rama Rao, Mr. C. Satyanaryana and Dr. Mangalam Srinivasan, each of whom is an independent director.

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

Employment, Severance And Other Agreements

Our Articles of Association provides that directors are appointed by the shareholders by resolutions passed at general meetings; however, the board of directors has the power to appoint additional directors for a period up to the date of the next annual general meeting. Key managerial personnel are appointed by the management. There are no severance and other agreements.

Employees

Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled technical associates. We offer competitive salaries, incentive pay, including, since May 1998, stock options, extensive training, an entrepreneurial work environment and opportunities to work overseas. As of March 31, 2002, we had 8,634 employees whom we refer to as "associates," including 7,898 technical associates. We had 5,107 and 8,593 associates as of March 31, 2000 and 2001, respectively. As of date, we had none of our associates are represented by a union. We believe that our relationship with our associates is good.

Recruiting. We recruit top graduates from the engineering departments of India's universities and engineering and technical colleges. India has over 1,500 such schools and, with the rapid growth of the IT services industry in India, the number of students pursuing education in software engineering has increased in recent years. This has allowed us to recruit from a large pool of qualified applicants who undergo our demanding selection process involving a series of tests and interviews. In fiscal 2000, we received approximately 32,000 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 2,400 and extended job offers to 1,336, of whom 1,073 joined our company. In fiscal 2001, we received approximately 25,000 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 15,000 and extended job offers to 5,458 of whom 3,660 joined our company. In fiscal 2002, we received approximately 90,543 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 4,722, extended job offers to 1,259 and 1,287 joined our company.

Training of associates. We devote significant resources to training our associates. We established the Satyam Learning Center, which is responsible for conducting training programs. To assist our technical associates to better understand and implement new technologies, each new technical associate must participate in a three to six-month software engineering training program and all technical associates are expected to undertake between 40 and 80 hours per year of development training. Through such ongoing training, we build the competencies in emerging disciplines necessary to meet customers' project needs. At the Satyam Learning Center, our technical associates are trained on skill sets and encompassing Microsoft, Sun, IBM, Linux and other platforms. Training is done keeping in view project requirements and proactive competency development based on forecasted market needs. This expertise allows us the flexibility to ramp up to meet the demands of particular projects and to redeploy our personnel among projects. We also recruit managers in non-software engineering fields for positions as project leaders and project managers and provide them with extensive training, usually over a six-month period, in software engineering and project management skills. To focus our associates on selecting the best technologies to match customer requirements, all of our associates are also required to undergo a customer orientation program.

Retention. To attract, retain and motivate our associates, we seek to provide an environment that rewards entrepreneurial initiative and performance. We also provide competitive salaries and benefits as well as incentives in the form of cash bonuses and stock options. In fiscal 2000, fiscal 2001 and fiscal 2002, we experienced associate attrition at a rate of 12.9%, 15.1% and 13.2%, respectively. As the pool of software engineers in India becomes larger and as we increase the opportunities for our associates to work overseas, either for onsite work at the customers' premises or in the offsite centers which we are establishing as one of our strategic priorities, we believe our current rates of turnover will continue.

At any given time, our technical associates are working overseas, either onsite at customer premises or at our offsite centers, while the balance are working in the offshore centers in India. On average, approximately 14.5%, 17.6% and 20.0% of our technical associates worked overseas, primarily in the United States, in fiscal 2000, fiscal 2001 and fiscal 2002, respectively. As at March 31, 2002, we employed 1,894 technical and 173 support staff in our onsite and offsite centers in the United States, Japan, the United Kingdom, Singapore and Australia. We have staffed the offsite centers mainly through local hiring, supplemented by associates from India. Our professionals who work onsite at customers' premises in the United States on temporary and extended assignments are typically required to obtain visas. H-1B visas are generally used for sending personnel to the United States for onsite work, and L-1 visas are typically used only for inter-company transfers of high level managers. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year and in recent years this limit has been reached well before the end of the fiscal year. We are generally able to obtain H-1B and L-1 visas within two to four months of applying for such visas, which remain valid for three years and can be extended for a further three years. We plan for our visa requirements by forecasting our annual needs for such visas in advance and applying for such visas as soon as practicable. We do not anticipate any problems obtaining enough visas for our needs in the current U.S. government fiscal year. In addition, we utilize L-1 visas whenever available and redeploy existing H-1B visa holders to minimize the number of new H-1B visas we need.

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of April, 25, 2002 by each of our directors and our chief executive officer and all of our directors and executive officers as a group. The table gives effect to equity shares issuable within 60 days of April 25, 2002 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

                                                                                               Equity
                                                                                               ------
                                                                                               Shares
                                                                                               ------
                                                                                            Beneficially
                                                                                            ------------
                                                                                               Owned
                                                                                               -----
   Beneficial Owner                                                                  Number             Percent
   ----------------                                                                                     -------
B. Rama Raju ...............................................................       15,102,000 (1)          4.9
B. Ramalinga Raju ..........................................................       13,746,000 (2)          4.4
C. Srinivasa Raju ..........................................................        5,121,904              1.6
V.P. Rama Rao ..............................................................               --               --
C. Satyanarayana ...........................................................           14,000                *
Dr. Mangalam Srinivasan ....................................................               --               --
All directors and executive officers as a group (15 persons)                        5,212,949            11.31

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share Ownership

The only person or group of affiliated persons who is known to us to beneficially own 5% or more of our equity shares as of April 25, 2002 is Unit Trust of India which holds 6.54%. Unit Trust of India has the same voting rights as our other shareholders.

As of April 25, 2002, 431,705 of our equity shares, representing 0.14% of our outstanding shares, were held by a total of 126 holders of record with addresses in the United States. As of April 25, 2002, we have issued 16,675,000 ADSs (representing 33,350,000 equity shares), which represent 10.71% of our outstanding equity shares and which are held by 1,476 beneficial holders and 3 registered holders.

Related Party Transactions

In December 1998, we entered into a joint venture with GE Pacific (Mauritius) Ltd, an affiliate of GE Industrial Systems. The joint venture company, called Satyam-GE Software Services Private Limited, provides GE Industrial Systems with engineering design services, software development and system maintenance. Under our joint venture agreement, we granted GE Pacific an option to purchase our interest in the joint venture. Subject to the joint venture meeting performance targets and other conditions, In January 2002 we have initiated the process of transfer of our 50% shareholding in Satyam GE Software Services Private Limited in accordance with the shareholders' agreement. The transfer is subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. The sale value is approximately $ 4.0 million.

For fiscal 2001 and fiscal 2002, we provided infrastructure and other services to Satyam-GE, which amounted to $461 thousand and $142 thousand respectively. As of March 31, 2002, Satyam-GE owes $189 thousand to us.

In October, 1999, we entered into a joint venture with Venture Global Engineering LLC, USA. The joint venture company, called Satyam Venture Engineering Services Private Limited ("Satyam Venture"), formed in January 2000, provides engineering services and computer services to the automotive industry. We hold 50% stake in the Joint venture company. For fiscal 2001 and fiscal 2002, we provided infrastructure and other services to Satyam Venture, which amounted to $1,031 thousand and $928 thousand respectively. As of March 31, 2002, Satyam Venture owes $267 thousand to us.

In December 2000, we entered an agreement with Computer Associates International, Inc. ("CA") to form an equally held joint venture company CA Satyam ASP Private Limited ("CA Satyam"). The joint venture was formed in January 2001 at Mumbai, India. As per the agreement, we and CA are to invest $ 1,500 thousand each in the joint venture. During the year ended March 31, 2002 we invested $ 500 thousand in CA Satyam. As of March 31, 2002, we owe $287 thousand to CA Satyam.

We acquired Infoway's software services division with effect from January 1, 2002 in a transaction approved by Infoway's shareholders. This acquisition included the purchase of specified tangible and intangible fixed assets, current assets and current liabilities of the division as well as the assignment of its continuing business in favour of Satyam. The objective of the acquisition is to permit us to concentrate on our core business of software services and to permit Infoway to concentrate on Internet services. The acquisition was valued by an independent valuer at US$6.9 million, which was the amount paid to Infoway.

Item 8. FINANCIAL INFORMATION

Financial Statements

We have elected to provide financial statements pursuant to Item 18 of Form 20 - F.

Legal Proceedings

As of the date of this document, we are not a party to any legal proceedings that could reasonably be expected to seriously harm our company.

Dividends

Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended, by the board of directors. However, approval of shareholders is not required for distribution of Interim dividend. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. We paid out dividends of Rs.54.0 million ($1.3 million), Rs.91.6 million ($2.2 million), Rs.120.0 million ($2.8 million), Rs.187.8 million ($4.1 million) and Rs. 279.0 million ($ 6.4 million.) in fiscal 1998, fiscal 1999, fiscal 2000, fiscal 2001 and fiscal 2002 respectively. These dividends include interim dividends for the current fiscal year and dividends paid with respect to previous fiscal year. Under Indian law, dividends are declared with respect to the shares outstanding during the prior fiscal year and are paid in the subsequent fiscal year after approval by shareholders in the Annual General Meeting. The dividend is paid on the outstanding shares as at the end of fiscal year and is prorated for shares issued during the fiscal year to take into account the amount of time such shares have been issued. For example, our ADSs were issued in May, 2001 and therefore our ADS holders were not entitled to receive the dividend payment made on July 14, 2001 for the fiscal year ended March 31, 2001. However, the ADS holders will be entitled to receive their share of any dividends for the fiscal year ending March 31, 2002 prorated from May until March. Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Some of our loan documents restrict us from paying dividends other than from profits generated from the then current fiscal year.

Owners of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the depositary in rupees and, will generally be converted by the depositary into U.S. dollars and distributed, net of depositary fees and expenses, to the holders of such ADSs.

Item 9. THE OFFER AND LISTING

Trading Markets

Our equity shares are traded in India on the Stock Exchange, Mumbai, the National Stock Exchange and the Hyderabad Stock Exchange. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the New York Stock Exchange. Each ADS represents two equity shares. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a Deposit Agreement.

The number of outstanding equity shares (including the underlying shares for ADSs) in our company as of April, 25, 2002 was 311,391,210 . As of April, 25, 2002, there were 16,675,000 ADSs outstanding (representing 33,350,000 equity shares).

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

                                                      Rupee Price per         U.S. Dollar Price
                                                     Equity Share (1)          Per Equity Share
                                                     ----------------          ----------------
Annual high and low market prices                  High            Low         High       Low
---------------------------------                  ----            ---         ----       ---
Fiscal Year Ended March 31, (2)
-------------------------------
1999                                               169.50         24.70        4.03        0.59
2000                                              1445.99         99.20       33.13        2.28
2001                                               901.98        291.50       20.18        3.84
2002                                               331.15        111.00        6.78        2.27


Fiscal year 2001
First Quarter                                      901.98        383.96       20.18        8.59
Second Quarter                                     680.00        420.15       14.76        9.12
Third Quarter                                      511.00        291.50       10.93        6.23
Fourth Quarter                                     429.70        179.00        9.22        3.84

Fiscal year 2002
First Quarter                                      271.95        148.60        5.77        3.15
Second Quarter                                     198.80        145.00        4.15        3.03
Third Quarter                                      278.00        200.40        5.76        4.15
Fourth Quarter                                     331.15        255.75        6.78        5.24

                                                                     Price Range
Month high and low market prices                                   High                     Low
November, 2001                                               Rs. 233.00              Rs. 141.80
December, 2001                                                   278.00                  200.40
January, 2002                                                    331.15                  225.00
February, 2002                                                   304.00                  251.25
March, 2002                                                      300.50                  255.75
April, 2002                                                      280.15                  250.45
May, 2002                                                        269.90                  208.10

(1) Data derived from the BSE website. The prices and volumes quoted on the National Stock Exchange and the Hyderabad Stock Exchange may be different.

(2) For comparative purposes, the price per equity share data above is adjusted for the September 1, 1999 two-for-one stock split which took effect on the BSE on August 16, 1999 and the August 25, 2000 five-for-one stock split which took effect on the BSE on August 7, 2000. The average daily equity share trading volume has not been adjusted.

Our ADSs commenced trading on the New York Stock Exchange on May 15, 2001 at an initial offering price of $9.71 per ADS. The tables below set forth, for the periods indicated, high and low trading prices for our ADS.

                                                                   Price Range
Fiscal Year ended March 31, 2002                               High             Low
--------------------------------
Quarterly High and low market prices of ADSs
First Quarter (beginning May 15)                             $12.57             7.90
Second Quarter                                                 9.80             7.24
Third Quarter                                                 13.74             9.75
Fourth Quarter                                                14.74            11.60


                                                                       Price Range
Monthly High and low market prices of ADSs                    High               Low
November, 2001                                                10.70             6.64
December, 2001                                                13.74             9.45
January, 2002                                                 14.74            11.10
February, 2002                                                13.90            11.12
March, 2002                                                   14.45            11.60
April, 2002                                                   12.56            11.25

May, 2002                                               12.06            9.46

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

Objects and Purposes

Under clause III(A) of our Memorandum of Association, the main objectives of our company include, but are not limited to:

.. manufacturing and selling computer systems, peripherals, accessories, consumables and other computer products;

.. designing and developing computer systems and applications software for our own use and for sale and designing and developing systems and applications software for or on behalf of manufacturers, owners and users of computer systems and digital or electronic equipment; and

.. providing electronic data processing centers, word processing, software consultancy, system studies, management consultancy, feasibility studies and computer training.

Board of Directors

At each annual general meeting at least, one-third of our directors must retire from office by rotation. A retiring director is eligible for re-election and the directors to retire every year are those who have been longest in office since their last re-election or appointment. No shares are required to be held by a director for qualification as a director. In addition, save in respect of the following managerial personnel, there are no age-limit requirements for serving on our board of directors. Under the Companies Act, no person under the age of 25 or over the age of 70 is eligible for appointment as a managing director or a whole-time director or a manager of our Company, provided that persons under the age of 25 or over age 70 may be appointed with either the approval of our shareholders by a special resolution or with the approval of the Central Government. Under the Companies Act, our directors must refrain from participating in discussions and voting on any matters in which they are interested party. In addition, directors are also required to disclose such interests, if any, at meetings of the board of directors.

Managerial Remuneration

Under the Companies Act, the remuneration payable to our directors is to be determined either by the articles of the company or by an ordinary resolution passed by the company in the general meeting, unless the articles require a special resolution for the same.

As a public company, the total managerial remuneration in any year cannot exceed 11 per cent of our profits in that year. In addition, the remuneration payable to a managing or any whole-time director in any year cannot exceed 5 per cent of our net profits in that year. If there is more than one managing or whole-time director, then the aggregate remuneration to all of them cannot exceed 10 per cent of our net profits.

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

Dividends

We paid out dividends of Rs.54.0 million ($1.3 million) in fiscal 1998, Rs.91.6 million ($2.2 million) in fiscal 1999, Rs.120.0 million ($2.8 million) in fiscal 2000, Rs. 187.8 million ($ 4.1 million) in fiscal 2001 and Rs. 279.0 million ($6.4 million) in fiscal 2002.

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

For additional information regarding dividends, please see "Item 8. Financial Information.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares, which are similar to a stock dividend. The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board. Shareholders of record on a fixed record date are entitled to receive such bonus shares. The last bonus shares issued by us was in September 1999.

Preemptive Rights and Issue of Additional Shares

The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholding unless otherwise determined by a special resolution passed by a general meeting of the shareholders. For approval, a special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. If we issue equity shares and a special resolution is not approved by our shareholders, the new shares must first be offered to the existing shareholders as of a fixed record date. The offer must include: (1) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (2) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. Our board is authorized under the Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to our company.

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

Company Acquisition of Equity Shares

Under the Companies Act, approval of at least 75.0% of our shareholders voting on the matter and approval of the High Court of Andhra Pradesh is required to reduce our share capital. We may, under some circumstances, acquire our own equity shares without seeking the approval of the High Court. However, we would have to extinguish any shares we have so acquired within the prescribed time period. Generally, a company is not permitted to acquire its own shares for treasury operations. An acquisition of our own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Companies Act and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations.

Liquidation Rights

Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid up on those equity shares. All surplus assets after payments due to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholding.

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

Ownership Restrictions

The Securities and Exchange Board of India and Reserve Bank of India regulations restrict portfolio investments in Indian companies by foreign institutional investors, non-resident Indians and overseas corporate bodies, all of which we refer to as foreign portfolio investors. The Reserve Bank of India issued a circular in August 1998 stating that foreign institutional investors in aggregate may hold no more than 30% of the equity shares of an Indian company and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24% of the equity shares of an Indian company, and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. The 24% limit referred to above can be entirely removed, if the stockholders of the company pass a special resolution to that effect. The Reserve Bank of India circular also states that no single foreign institutional investor may hold more than 10% of the shares of an Indian company and no single non-resident Indian or overseas corporate body may hold more than 5% of the shares of an Indian company.

There is uncertainty under Indian law about the tax regime applicable to foreign institutional investors that hold and trade ADSs. Foreign institutional investors are urged to consult with their Indian legal and tax advisers about the relationship between the foreign institutional investor regulations and the ADSs and any equity shares withdrawn upon surrender of ADSs.

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 approved by the Securities and Exchange Board of India in January 1997 and notified by the Government of India in February 1997, which replaced the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, upon the acquisition of more than 5% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other stockholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the new regulations. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code. However, since we are an unlisted company, the provisions of the new regulations will not apply to us. If our shares are listed on an Indian stock exchange in the future, the new regulations will apply to the holders of our ADSs.

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

Taxation of Distributions. Until March 31, 2002 there was no withholding tax on dividends paid to stockholders and the company paying the dividends was subject to a dividend distribution tax of 10% and applicable surcharge. The recent Indian Finance Bill, 2002, provides for a withholding tax on dividends payable by Indian Companies, which exceed Rs. 1000. The applicable tax rates to be withheld is dependent on status of the stockholders receiving the dividend, categorized as Indian resident individuals, Non resident Indians/foreign nationals, Indian companies or foreign companies. The applicable withholding tax on dividends payable to ADS holders is 10.5% including the present surcharge of 5%. Consequently, effective April 1, 2002, Indian companies will no longer be taxed on declared dividends.

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

Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of 0.1% of the aggregate value of the shares issued, provided that the issue of dematerialized shares is not subject to Indian stamp duty. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares in physical form from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Blocks of 500 or less of our equity shares may be issued and traded in physical form, and are thus subject to Indian stamp duty. Blocks of more than 500 of our equity shares must be issued and traded in dematerialized form and are not subject to Indian stamp duty.

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

Dividends. Subject to special rules discussed below governing passive foreign investment companies, distributions of cash or property (other than equity shares, if any, that are distributed pro rata to all stockholders of our company, including holders of ADSs and also meet certain conditions) with respect to equity shares will be includible in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder's tax basis in the equity shares or ADSs and thereafter as capital gain.

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

If dividends are paid in Indian rupees, the amount of the dividend distribution includible in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date of distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

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

                                                        As of March 31, 2001       As of March 31, 2002
                                                        --------------------       --------------------
                                                          Total                     Total
                                                          -----                     -----
                                                        Recorded                   Recorded
                                                        --------                   --------
                                                         Amount   Fair Value        Amount   Fair Value
                                                         -------------------        -------------------
    ($equivalent in thousands)
Debt:
Fixed rate short-term debt ...........................       --         --              --       --
Average interest rate ................................
Variable rate short-term debt ........................  $ 7,358    $ 7,358         $ 1,764   $1,764
Average interest rate ................................     12.7%                       9.5%
Fixed rate long-term debt ............................  $24,384    $24,411         $ 5,499   $5,516
Average interest rate ................................     14.1%                      12.7%

Variable rate long-term debt .........................  $18,458    $18,458              --       --
Average interest rate ................................     12.1%

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

During fiscal 2001 and the Fiscal 2002, 89.8% and 92.3%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10.0% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.8%, or $ 5.6 Million, in fiscal 2001 and 1.7% or $ 7.2 Million in the Fiscal 2002, while a hypothetical 10.0% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.8%, or $ 5.6 Million, in fiscal 2001 and 1.7%, or $ 7.2 Million, in the Fiscal 2002. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, a hypothetical 10.0% movement of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $ 5.6 Million in fiscal 2001 and $ 7.2 Million in the Fiscal 2002. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As at March 31, 2002, we had approximately $222.0 million of non-Indian rupee denominated cash and cash equivalents.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $152.7 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2002 (Registration No. 333-13464). As of April 30, 2002, approximately $64.3 million of these proceeds has been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries ($10.6 million); development of facilities and infrastructure ($7.2 million) and working capital and general corporate purposes ($19.6 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to investment in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 15. RESERVED

Item 16. RESERVED

                                    PART III

Item 17. FINANCIAL STATEMENTS

See Item 18 for a list of financial statements filed under Item 17.

Item 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this document, together with the report of the independent auditors:

          Independent Auditor's Report

          Consolidated Balance Sheets as of March 31, 2001 and 2002

          Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended March 31, 2000, 2001, 2002.

          Consolidated Statements of Shareholder's Equity for the years ended March 31, 2000, 2001 and 2002.

          Consolidated Statements of Cash Flows for the years ended March 31, 2000, 2001, 2002.

          Notes to Consolidated Financial Statements

Item 19. EXHIBITS

Number                  Description
------                  -----------

1.1       Memorandum and Articles of Association of Satyam Computer Services.
          (1)

1.2 Schedule 1 - Table A: Regulations for Management of a Company Limited by Shares. (1)

2.1       Specimens of Share Certificates. (1)

2.2 Deposit Agreement dated May 14, 2001, by and among Satyam Computer Services, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).(4)

4.1       Associate Stock Option Plan (including Deed of Trust). (1)

4.2       Associate Stock Option Plan B. (1)

4.3       Associate Stock Option Plan ADR. (1)

4.4 Joint Venture Agreement between TRW Inc. and Satyam Computer Services, dated September 26, 2000. (1) *

4.5 Agreement for the Sale of Shares in CricInfo Limited, dated April 5, 2000, by and between Indigo Holdings Limited and Satyam Infoway Limited. (2)

4.6 Subscription Agreement, dated May 26, 2000, by and among CricInfo Limited, Satyam Infoway Limited and the Senior Management. (2)

4.7 Agreed Form of Shareholders Agreement by and among CricInfo Limited, Satyam Infoway Limited and the Non-SIL Shareholders. (2)

4.8 Letter Agreement, dated May 2000, between Satyam Infoway Limited and Indigo Holdings Limited. (2)

4.9 Share Purchase Agreement, dated November 29, 1999, by and among Satyam Infoway Limited, IndiaWorld Communications Private Limited, Rajesh Jain and the other shareholders of IndiaWorld Communications Private Limited listed on the signature pages thereto. (3)

4.10 Agreement For Option to Purchase Shares, dated November 29, 1999, by and among Satyam Infoway Limited, IndiaWorld Communications Private Limited, Rajesh Jain and the other shareholders of IndiaWorld Communications Private Limited listed on the signature pages thereto.
          (3)

4.11 Share Purchase Agreement, dated as of June 30, 2000, by and among Rajesh Jain, Bhavana Jain, C.M. Jain Impex and Investments Private Limited, Satyam Infoway Limited and IndiaWorld Communications Private Limited. (2)

8.1       List of Subsidiaries. (5)

10.1      Consent of Price Waterhouse, Independent Accountants. (5)

(1) Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-13464) filed on May 7, 2001 and incorporated herein by reference.

(2) Previously filed by Satyam Infoway Limited with the Commission as an exhibit to the Registration Statement on Form F-2 (File No. 333-42292) filed on July 26, 2000 and incorporated herein by reference.

(3) Previously filed by Satyam Infoway Limited with the Commission as an exhibit to Form 6-K (File No. 000-27663) filed on December 6, 1999 and incorporated herein by reference.

(4) Previously filed as an exhibit to our Form 20-F (File No. 001-15190) filed on August 13, 2001 and incorporated herein by reference.

(5) Filed herewith.

* Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the SEC. The omitted potions have been separately filed with the SEC.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and authorized the undersigned to sign this annual report on its behalf.

                        SATYAM COMPUTER SERVICES LIMITED

                                       By:     /s/ G. Jayaraman
                                               ----------------
                                       Name:   G. Jayaraman
                                       Title:  Vice President (Corp. Affairs) &
                                               Company Secretary

     Date: July 1, 2002

                        SATYAM COMPUTER SERVICES LIMITED

            INDEX TO THE U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                  Page
    Report of Price Waterhouse, Independent Accountants ......................................................     F-2

    Consolidated Balance Sheets as of March 31, 2001 and 2002 ................................................     F-3

    Consolidated Statements of Operations for the years ended March 31, 2000, 2001 and 2002 ..................     F-4

    Consolidated Statements of Shareholders' Equity and Comprehensive Income for the  years ended
    March 31, 2000, 2001 and 2002 ............................................................................     F-5

    Consolidated Statements of Cash Flows for the years ended March 31, 2000, 2001 and 2002 ..................     F-8

    Notes to the Consolidated Financial Statements ...........................................................    F-10

Report of Independent Accountants

To the Board of Directors of:
Satyam Computer Services Limited

In our opinion, based upon our audits and the report of other independent auditors', the accompanying consolidated balance sheets, the related consolidated statements of operations, of cash flows and of shareholders' equity and comprehensive income present fairly, in all material respects, the financial position of Satyam Computer Services Limited and its subsidiaries as at March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Satyam Infoway Limited, a 52.51% owned subsidiary, as at March 31, 2002 and for the year then ended, which statements reflect total assets of US$84,953 thousands as at March 31, 2002 and total revenues of US$33,050 thousands for the year then ended. Those statements were audited by other independent auditors' whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Satyam Infoway Limited as at March 31, 2002 and for the year then ended, is based solely on the report of the other independent auditors'. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other independent auditors' provide a reasonable basis for our opinion.

Price Waterhouse

/s/




Secunderabad, India

April 24, 2002

Satyam Computer Services Limited
Consolidated Balance Sheets
(Thousands of US Dollars except per share data and as stated otherwise)

                                                                                                       As of March 31
                                                                                        -------------------------------
                                                                                               2001               2002
ASSETS
-----------------------------------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents                                                                  $ 66,068           $243,454
Accounts receivable, net of allowance for doubtful debts                                     92,564             88,209
Unbilled revenue on contracts                                                                 4,676              3,860
Inventory                                                                                     2,350                725
Deferred income taxes                                                                           966              3,151
Prepaid expenses and other receivables, net of allowances                                    22,556             13,439
-----------------------------------------------------------------------------------------------------------------------
Total current assets                                                                        189,180            352,838

Premises and equipment, net                                                                 133,231            123,507
Goodwill and other intangible assets, net                                                   109,995             14,697
Investments                                                                                   2,708              3,423
Investments in associated companies                                                          33,989             10,735
Other assets                                                                                 11,996             10,302
=======================================================================================================================
Total assets                                                                               $481,099           $515,502
=======================================================================================================================

Liabilities and Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------

Current liabilities
Short-term and current portion of long-term debts                                          $ 40,575           $  4,551
Accounts payable                                                                             13,780             11,077
Accrued expenses and other current liabilities                                               33,908             39,740
Unearned and deferred revenue                                                                 4,132              3,079
-----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                    92,395             58,447

Long-term debt, excluding current portion                                                     9,625              2,712
Deferred income taxes                                                                        36,777             36,682
Excess of cash received over carrying value of investment in Infoway,
net of taxes (Note No.6 )                                                                    35,156                  -
Other liabilities                                                                             5,408             16,935
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                           179,361            114,776
-----------------------------------------------------------------------------------------------------------------------

Contingencies and Commitments (Note No 20)

Minority interest                                                                           107,043             30,884
Shareholders' equity

Common stock - par value Rs.2 (US$0.041*) per equity share;
(375 million and 375 million equity shares authorized and 281,190,000
and 314,540,000 equity shares issued as of March 31, 2001 and 2002 respectively)             15,726             17,144
Additional paid-in capital                                                                  253,409            405,530
Deferred stock based compensation                                                           (11,787)            (2,511)
Accumulated deficit                                                                         (29,456)            (9,996)
Accumulated other comprehensive loss                                                        (21,659)           (36,727)
-----------------------------------------------------------------------------------------------------------------------
                                                                                            206,233            373,440
Shares held by the SC-Trust under associate stock option plan
(11,170,070 and 3,483,820 equity shares as of March 31, 2001 and 2002
respectively)                                                                               (11,538)            (3,598)
-----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                  194,695            369,842
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                 $481,099           $515,502
=======================================================================================================================

 * the par value in US$ has been converted at the closing rate as of March 31, 2002, 1US$ = Rs.48.83

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Operations
(Thousands of US Dollars except per share data and as statd otherwise)

-------------------------------------------------------------------------------------------------------------------


                                                                                                Year ended March 31
                                                                    -----------------------------------------------
                                                                      2000               2001               2002

-------------------------------------------------------------------------------------------------------------------
Revenues                                                             $164,455          $310,307           $414,491

Cost of revenues
(Includes deferred stock- based compensation of $13,356,
$31,336 and $7,212 for the years ended March 31, 2000, 2001
and 2002 respectively)                                                 90,449           208,121            238,996
-------------------------------------------------------------------------------------------------------------------
Gross profit                                                           74,006           102,186            175,495

Selling, general and administrative expenses
(Includes deferred stock- based compensation of US$3,575,
US$14,782 and US$3,582 for the years ended March 31, 2000,
2001 and 2002 respectively)                                            69,592           124,100            140,896

Amortization of goodwill                                                5,043            24,728             16,997
Impairment of goodwill                                                      -                 -             81,115
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                                               74,635           148,828            239,008

-------------------------------------------------------------------------------------------------------------------
Operating loss                                                           (629)          (46,642)           (63,513)

Interest income                                                         2,625             5,732              3,806
Interest expense                                                      (11,290)           (9,632)            (2,856)
Gain on sale of shares in Infoway (Note No.6 )                              -                 -             45,594
Other income                                                            1,471             6,806             12,168
Other expense                                                            (418)             (344)               (78)
-------------------------------------------------------------------------------------------------------------------
Loss before income taxes, minority interest and equity in
earnings/ (losses) of associated companies                             (8,241)          (44,080)            (4,879)

Income taxes                                                           (1,619)           (4,137)           (17,234)
Minority Interest                                                       2,785            25,772             73,406
-------------------------------------------------------------------------------------------------------------------
Income/ (loss) before equity in earnings/ (losses) of
associated companies                                                   (7,075)          (22,445)            51,293

Equity in earnings/ (losses) of associated companies,
net of taxes                                                              135            (5,467)           (25,401)
-------------------------------------------------------------------------------------------------------------------
Net income / (loss)                                                  $ (6,940)         $(27,912)          $ 25,892
===================================================================================================================

Earnings / (loss) per share:

Basic and Diluted                                                    $  (0.03)         $  (0.10)          $   0.08
                                                                     ========          ========           ========
Weighted average shares used in computing earnings /
(loss) per share -(in thousands)*
       Basic                                                          264,720           269,943            305,751
       Diluted                                                        264,720           269,943            307,113
-------------------------------------------------------------------------------------------------------------------

*on an adjusted basis

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Thousands of US Dollars except per share data and as stated otherwise)

---------------------------------------------------------------------------------------------------------------------------
                                     --------------------------------------------------------------------------------------
                                           Common Stock            Additional     Deferred       Retained    Accumulated
                                                                paid-in capital  stock-based     earnings /     Other
                                                                                 compensation   accumulated  Comprehensive
                                                                                                 (deficit)   Income/(loss)
                                         Shares      Par Value
                                     --------------------------------------------------------------------------------------
Balance as of March 31, 1999         260,190,000      $ 8,765         $ 26,394       $(11,164)      $18,749        $(6,852)

Net loss                                       -            -                -              -        (6,940)             -
Other comprehensive income
    Loss on foreign currency
    translation                                -            -                -              -             -         (2,362)
    Unrealized gains on securities,
    net of taxes                               -            -                -              -             -             20

Total Comprehensive loss                       -            -                -              -             -              -

Gain on dilution of interest in
subsidiary on subsidiary's issuance
of new shares, net of taxes                    -            -          101,839              -             -              -
Acquisition of minority interest       8,000,000          183           24,878              -             -              -
Stock Split (effected in the form
of a dividend)                                 -        6,480                -              -        (6,480)             -

Deferred stock-based compensation              -            -           23,265        (23,265)            -              -

Amortization of deferred
stock-based compensation                       -            -                -         16,457             -              -

Shares issued to the SC-Trust for
stock based compensation plan         13,000,000          298           13,132              -             -              -

Shares transferred by SC-Trust to
employees on vesting                           -            -                -              -             -              -

Cash dividend paid at the rate of
US$0.012 per share                                                                                   (2,766)

---------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2000         281,190,000      $15,726         $189,508       $(17,972)      $ 2,563        $(9,194)
===========================================================================================================================

-------------------------------------------------------------------------------
                                      Shares held by       Total
                                         SC- Trust      Shareholders'
                                                           Equity
-------------------------------------------------------------------------------
Balance as of March 31, 1999                     -       $ 35,892

Net loss                                         -         (6,940)
Other comprehensive income
    Loss on foreign currency
    translation                                  -         (2,362)
    Unrealized gains on securities,
    net of taxes                                 -             20
                                                         --------
Total Comprehensive loss                         -         (9,282)

Gain on dilution of interest in
subsidiary on subsidiary's issuance
of new shares, net of taxes                      -        101,839
Acquisition of minority interest                 -         25,061
Stock Split (effected in the form
of a dividend)                                   -              -

Deferred stock-based compensation                -              -

Amortization of deferred
stock-based compensation                         -         16,457

Shares issued to the SC-Trust for
stock based compensation plan                 (13,430)          -

Shares transferred by SC-Trust to
employees on vesting                            1,273       1,273

Cash dividend paid at the rate of
US$0.012 per share                                         (2,766)
-------------------------------------------------------------------------------
Balance as of March 31, 2000                 $(12,157)   $168,474
===============================================================================
The accompanying notes are an integral part of these consolidated financial statements.               (Continuing on following page)

Satyam Computer Services Limited
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Thousands of US Dollars except per share data and as stated otherwise)

-----------------------------------------------------------------------------------------------------------------------------
                                            Common Stock        Additional        Deferred     Retained       Accumulated
                                                              paid-in capital    stock-based   earnings/         Other
                                                                                compensation  accumulated    Comprehensive
                                                                                               (deficit)     Income/(loss)
                                          Shares  Par Value
                                    -----------------------------------------------------------------------------------------
Balance as of March 31, 2000         281,190,000    $15,726          $189,508      $ (17,972)    $  2,563         $ (9,194)

Net loss                                       -          -                 -              -      (27,912)               -
Other comprehensive income
    Loss on foreign currency
    translation                                -          -                 -              -            -          (12,429)
    Unrealized losses on
    securities, net of taxes                   -          -                 -              -            -              (36)

Total Comprehensive loss

Gain on dilution of interest in
subsidiary on subsidiary's issuance
of new shares, net of taxes (Note
No. 4)                                         -          -            24,599              -            -                -
Loss on sale of Infoway shares held
by CricInfo                                    -          -             (466)              -            -                -
Warrants issued to TRW (Note No.5)             -          -             1,657              -            -                -
Deferred stock-based compensation              -          -            38,034        (38,034)           -                -
Amortization of deferred
stock-based compensation                       -          -                 -         44,219            -                -
Shares transferred by SC-Trust to
employees on vesting                           -          -                77              -            -                -
Cash dividend paid at the rate of
US$0.008 per share                             -          -                 -              -       (4,107)               -
-----------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2001         281,190,000    $15,726          $253,409      $ (11,787)    $(29,456)        $(21,659)
=============================================================================================================================

                                     ---------------------------------
                                     Shares held by        Total
                                       SC- Trust        Shareholders'
                                                           Equity
                                     ---------------------------------
Balance as of March 31, 2000               $(12,157)        $ 168,474

Net loss                                          -           (27,912)
Other comprehensive income
    Loss on foreign currency
    translation                                   -           (12,429)
    Unrealized losses on
    securities, net of taxes                      -               (36)
                                                     ----------------
Total Comprehensive loss                                      (40,377)

Gain on dilution of interest in
subsidiary on subsidiary's issuance
of new shares, net of taxes (Note
No. 4)                                            -            24,599
Loss on sale of Infoway shares held
by CricInfo                                       -              (466)
Warrants issued to TRW (Note No.5)                -             1,657
Deferred stock-based compensation                 -                 -
Amortization of deferred
stock-based compensation                          -            44,219
Shares transferred by SC-Trust to
employees on vesting                            619               696
Cash dividend paid at the rate of
US$0.008 per share                                -            (4,107)
---------------------------------------------------------------------
Balance as of March 31, 2001               $(11,538)        $194,695
=====================================================================
The accompanying notes are an integral part of these consolidated financial statements.         (Continuing on following page)

Satyam Computer Services Limited
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

                                            -------------------------------------------------------------------------------------
                                                   Common Stock             Additional    Deferred      Retained       Accumulated
                                                                             paid-in     stock-based   earnings /         Other
                                                                             capital     compensation  accumulated    Comprehensive
                                                Shares        Par Value                                 (deficit)    Income / (loss)
                                            ----------------------------------------------------------------------------------------
Balance as of March 31, 2001                 281,190,000     $    15,726   $   253,409   $   (11,787)   $   (29,456)   $   (21,659)

Net income                                             -               -             -             -         25,892              -
Other comprehensive income
    Loss on foreign currency
    translation                                        -               -             -             -              -        (15,063)
    Unrealized losses on
    securities, net of taxes                           -               -             -             -              -             (5)

Total Comprehensive income
Gain on dilution of interest in
subsidiary on subsidiary's issuance
of new shares, net of taxes (Note
No.4 )                                                 -               -           375             -              -              -
Loss on sale of Infoway shares held
by CricInfo                                            -               -          (645)            -              -              -
Issuance of common stock, net of
issuance cost                                 33,350,000           1,418       149,196             -              -              -
Deferred stock-based compensation                      -               -         1,203        (1,203)             -              -
Amortization of deferred
stock-based compensation                               -               -             -        10,479              -              -
Shares transferred by SC-Trust to
employees on vesting                                   -               -         1,992             -              -              -
Cash dividend paid at the rate of
US$ 0.01 per share (Note No. 23)                       -               -             -             -         (6,432)             -
----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2002                 314,540,000     $    17,144   $   405,530   $    (2,511)   $    (9,996)   $   (36,727)
==================================================================================================================================

                                            --------------------------------
                                             Shares held by      Total
                                                SC-Trust     Shareholders'
                                                                 Equity

                                            --------------------------------
Balance as of March 31, 2001                 $   (11,538)       $   194,695

Net income                                             -             25,892
Other comprehensive income
    Loss on foreign currency
    translation                                        -            (15,063)
    Unrealized losses on
    securities, net of taxes                           -                 (5)
                                                                -----------
Total Comprehensive income                                           10,824
Gain on dilution of interest in
subsidiary on subsidiary's issuance
of new shares, net of taxes (Note
No.4 )                                                 -                375
Loss on sale of Infoway shares held
by CricInfo                                            -               (645)
Issuance of common stock, net of
issuance cost                                          -            150,614
Deferred stock-based compensation                      -                  -
Amortization of deferred
stock-based compensation                               -             10,479
Shares transferred by SC-Trust to
employees on vesting                               7,940              9,932
Cash dividend paid at the rate of
US$ 0.01 per share (Note No. 23)                       -             (6,432)
---------------------------------------------------------------------------
Balance as of March 31, 2002                 $    (3,598)       $   369,842
===========================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Cash Flows
(Thousands of US Dollars except per share data and as stated otherwise)
--------------------------------------------------------------------------------

                                                                                                  Year  ended March 31
                                                                                --------------------------------------
                                                                                    2000          2001            2002
  Cash Flows From Operating Activities
  Net income / (loss)                                                           $ (6,940)    $ (27,912)       $ 25,892
  Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
     Depreciation, amortization and impairment of goodwill                        25,268        54,493         136,318
     Deferred stock based compensation                                            16,931        46,118          10,794
     Deferred income taxes                                                           261           154            (427)
     (Gain) / loss on sale of investments                                             (2)           (1)              2
     (Gain) / loss on sale of premises and equipment                                  72            43             (59)
     Foreign currency translation on excess of amount received on sale
     of shares of Infoway over its carrying value                                      -         1,014             928
     Excess of cash received over carrying value of investment in
     Infoway, net of taxes                                                             -             -         (35,156)
     Amortization of discount on share warrants issued to TRW and change
     in fair value of put option                                                       -         2,685          10,144
     Minority Interest                                                            (2,785)      (25,772)        (73,406)
     Equity in share of (earnings) / losses of associated companies                 (135)        5,467          25,401
  Changes in assets and liabilities:
     Accounts receivable, net and unbilled revenues                              (23,199)      (49,452)          1,262
     Prepaid expenses, other receivables, and inventory                          (10,330)      (10,164)          9,840
     Other assets, non-current                                                      (694)       (9,797)          1,356
     Accounts payable                                                              9,141         4,584          (4,363)
     Accrued expenses and other liabilities                                        4,261        20,348           8,342
     Unearned and deferred revenue                                                 1,531           937            (904)
     Other liabilities, non-current                                                  735        (6,810)            407
----------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                       14,115         5,935         116,371

  Cash Flows From Investing Activities
----------------------------------------------------------------------------------------------------------------------
  Purchase of premises and equipment                                            $(40,847)    $ (84,764)       $(34,157)
  Expenditure on license fees                                                          -          (612)         (1,238)
  Proceeds from sale of premises and equipment                                        32            68             503
  Acquisitions and investments in associated companies                           (40,176)      (52,470)         (4,608)
  Purchase of investments                                                         (2,641)            -          (3,131)
  Proceeds from sale of investments                                                   13             3           2,271
----------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                          (83,619)     (137,775)        (40,360)

  Cash Flows From Financing Activities
----------------------------------------------------------------------------------------------------------------------
  Proceeds from / (repayments of) short-term debt                               $ 14,318     $   8,330        $(35,725)
  Share warrant consideration                                                          -           500               -
  Issuance of common stock, net of issuance cost                                                     -         150,614
  Issuance of common stock under Associate Stock Option Plans                      1,273           696           9,932
  Issuance of common stock by Infoway and other subsidiaries, net
  of issuance cost                                                               232,534           240               -
  Proceeds from long-term debts                                                   30,582             -               -
  Repayment of long-term debts                                                   (24,277)      (40,425)         (7,642)
  Proceeds from sale of shares of Infoway, net of cost                                 -        48,978               -
  Cash dividends paid                                                             (2,766)       (4,107)         (6,432)
----------------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                                      251,664        14,212         110,747

                                                  (Continuing on following page)

Satyam Computer Services Limited
Consolidated Statements of Cash Flows
(Thousands of US Dollars except per share data and as stated otherwise)

-----------------------------------------------------------------------------------------------------------------
                                                                                             Year ended March 31
                                                                           --------------------------------------
                                                                              2000          2001           2002
  Effect of exchange rate changes on cash and cash equivalents               (3,071)       (8,608)         (9,372)
  Net change in cash and cash equivalents                                   179,089      (126,236)        177,386

  Cash and cash equivalents at beginning of the year                         13,215       192,304          66,068
  Cash and cash equivalents at end of the year                             $192,304     $  66,068       $ 243,454

Supplementary information:
-----------------------------------------------------------------------------------------------------------------

Cash paid during the period for:

Income taxes                                                               $  1,591     $   4,898       $   7,744
Interest                                                                      9,826         9,250           2,859

Non-cash items:

Shares issued on acquisition of minority interest                          $ 25,061             -               -
Shares issued by Infoway on acquisitions                                          -     $  69,815       $   1,044
Capital leases and hire purchase                                                657         1,624           1,300

 For a number of reasons, principally the effects of translation differences and acquisitions, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


1. Description of Business

Satyam Computer Services Limited and its consolidated subsidiaries and associated companies (hereinafter referred to as "Satyam") are engaged in providing information technology services, internet services and developing software products.

Satyam Computer Services Limited (hereinafter referred to as "Satyam Computer Services") is an information technology ("IT") services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, Europe, Japan, Singapore, Australia, China, Malaysia, Hongkong, Dubai and Germany. Satyam offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Satyam Infoway Limited (hereinafter referred to as "Infoway"), a subsidiary of Satyam Computer Services, is engaged in providing various services such as corporate network and technology services, internet access services, online portal and content offerings.

In August 2001 Satyam Computer Services decided to close down four of its wholly owned subsidiaries. Consequent to this decision Satyam Computer Services has initiated legal formalities and the process of transfer of substantial business of three marketing subsidiaries namely Satyam (Europe) Limited, Satyam Asia Pte. Limited and Satyam Japan KK to its offsite centers. The assets and liabilities will be transferred at book value and management does not expect significant costs to arise as a result of cessation of operations of these marketing subsidiaries. In respect of the fourth subsidiary Dr. Millennium Inc., an application for its dissolution was made with the appropriate authorities and approval for the same has been obtained.

2. Summary of Significant Accounting Policies

a) Principles of Consolidation and Basis of Presentation

The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with Generally Accepted Accounting Principles applicable in the United States ("U.S. GAAP"). All significant inter-company balances and transactions are eliminated.

Minority interest in subsidiaries represents the minority shareholders' proportionate share of the net assets and the results of operations of Satyam's majority owned subsidiaries.

Investments in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method ("offering company") may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income in the statement of operations. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


b)  Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, future obligations under employee benefit plans, valuation allowances for deferred taxes, useful lives of premises and equipment (fixed assets) and goodwill. Actual results could differ materially from those estimates.

Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2002 presentation.

c)  Foreign Currency Translation

The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the Japanese Yen, U.S. Dollar, Pound Sterling and Singapore Dollar are the functional currencies for its foreign subsidiaries located in Japan, U.S., UK and Singapore respectively. The translation of the functional currencies into U.S. dollars (reporting currency) is performed for assets and liabilities using the current exchange rates in effect at the Balance Sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders' equity.

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

d)  Revenue Recognition

i) IT Services

Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and ebusiness consist of revenues earned from services performed either on a "time and material" basis or time bound fixed price engagements.

Revenues earned from services performed on a "time and material" basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements, require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated. Satyam recognizes revenue based on the completed-contract method where the work to complete cannot be reasonably estimated.

Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as "Unbilled revenue on contracts". Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading "Unearned and deferred revenue". Satyam provides its clients with one to three months warranty as post-sale support for its fixed price engagements. Costs associated with such services are accrued at the time the related revenues are recorded. Satyam has not provided for any warranty costs for the years ended March 31, 2001 and 2002 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

In accordance with EITF Topic D 103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred", Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of operations. Because these additional revenues are offset by the reimbursable expenses incurred, adoption of EITF Topic D-103 does not impact loss from operations or net income / (loss).

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


ii) Internet Services

Revenues from corporate network services, which include providing e-commerce solutions, electronic data interchange and other network based services, are recognized upon actual usage of such services by customers and are based on either the time for which the network is used or the volume of data transferred, or both.

Revenues from web-site hosting are recognized ratably over the period for which the site is hosted. Revenue from development of internet networking solutions comprise income from time and material contracts and fixed price contracts. Revenues are recognized in accordance with the revenue recognition policy of IT Services.

Internet access is provided to customers either for unlimited hours or for a specified number of hours, which is to be utilized within a specified period of time. Customers purchase a CD-ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD-ROMs are not refundable. Satyam recognizes revenue based on usage by the customer over the specified period. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Unlimited internet access and electronic mail access is sold to customers for a specified period of time over which the related revenue is recognized.

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

f)  Inventory

Inventories are generally stated at the lower of cost as determined using the first-in-first-out method (FIFO), and net realisable value.

g)  Premises, Equipment and Depreciation

Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate.

Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year. The third party software expense amounted to US$1,038 thousand, US$885 thousands and US$836 thousands for the years ended March 31, 2000, 2001 and 2002 respectively.

The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of operations. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


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

Research and development expenses charged to income amounted to US$5,787 thousand, US$3,124 thousands and US$2,156 thousands for the years ended March 31, 2000, 2001and 2002 respectively.

i) Goodwill and Other Intangible Assets

Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Goodwill is amortized on a straight-line basis principally over a period of 5 years based on management estimate. Other intangible assets include licensing fees, which are being amortized over the license period of 5 years.

j) Impairment of Long-lived Assets

Satyam has adopted the provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of". Satyam reviews long-lived assets, including goodwill and identifiable intangibles, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If an impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

k) Investments

Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.

l) Cost of Revenues and Selling, General and Administrative Expenses

Cost of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.

Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, research and development costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to cost of revenues.

m) Advertising Costs

Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$3,575 thousand, US$11,301 thousands and US$1,008 thousands for the years ended March 31, 2000, 2001 and 2002 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


n)    Employee Benefits

i)   Provident Fund

  In accordance with Indian law, all employees in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees' basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam's monthly contributions are charged to income in the period they are incurred.

ii)  Gratuity Plan

  Satyam makes contributions to a defined benefit retirement plan (the "Gratuity Plan") covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee's salary and years of employment with Satyam. Satyam provides for the Gratuity Plan on the basis of actuarial valuations. The entire Gratuity Plan of Satyam Computer Services is unfunded. Infoway makes annual contributions to a fund administered and managed by the Life Insurance Corporation of India ("LIC"). Under this scheme, the settlement obligation remains with Infoway, although the LIC administers the scheme and determines the contribution premium required to be paid by Infoway.

iii) Superannuation Plan

In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee's basic salary. Satyam Computer Services has no further obligations under the plan beyond its contributions.

iv)  Other Benefit Plans

Satyam maintains a 401(k) retirement plan (the "401(k) Plan") covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan.

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

p)    Earnings Per Share

In accordance with the provisions of SFAS 128, "Earnings Per Share", basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the "treasury stock" method for options and warrants, except where the results will be anti-dilutive.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


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

r) Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued FASB Statements Nos. 141 and 142 ("SFAS 141" and "SFAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets". SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. Adoption of SFAS No. 141 did not have an impact on our financial position and results of operations.

SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill and indefinite-lived intangibles will be tested annually and whenever events or circumstances occur indicating that they might be impaired. Goodwill is tested for impairment employing a two-step method. First the fair value of the reporting unit is compared to its carrying amount. If the fair value is less than the carrying amount, the impairment is measured as the excess of recorded goodwill over its implied fair value. Indefinite-lived intangibles are tested for impairment by comparing the carrying amount to the fair value. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. We adopted SFAS 142 on April 1, 2002, the beginning of fiscal 2002. As a result of the adoption of SFAS 142, amortization of goodwill will be lower by approximately US$4,310 thousands in the year ending March 31, 2003 as compared to the year ended March 31, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Division of a Business". SFAS No. 144 develops an accounting model for long-lived assets that are to be disposed of by sale and requires the measurement to be at the lower of book value or fair value, less the cost to sell the assets. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. We do not expect the provisions of SFAS No. 144 to have a significant impact on our financial position or operating results following its adoption on April 1, 2002.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


3.  Business Combinations

a)  Acquisition of India World Communication by Infoway

On November 29, 1999, Infoway entered into an agreement with the shareholders of IndiaWorld Communications Private Limited (IndiaWorld) to acquire 49,000 shares (equivalent to 24.5%) of IndiaWorld for a consideration of US$28,149 thousand. Infoway simultaneously made a non-refundable deposit of US$11,801 thousands towards the acquisition of the remaining shares of IndiaWorld for US$84,654 thousands in conjunction with a purchase Option Agreement, expiring on June 30, 2000, that gave control of IndiaWorld to Infoway over the option period. Accordingly, Infoway consolidated its accounts with IndiaWorld from December 1, 1999, and completed the acquisition of IndiaWorld on June 30, 2000 upon payment of US$48,244 thousands in cash and 268,500 equity shares for the balance amounting to US$24,609 thousand.

The transaction to purchase IndiaWorld has been accounted for, as a two-step acquisition under the purchase method of accounting. The allocation of purchase price was almost entirely related to goodwill. Infoway recognized goodwill of US$40,048 thousands on the acquisition of 24.5% of IndiaWorld on November 29, 1999 equal to the excess of the consideration paid of US$39,950 thousands and the related expenses of US$141 thousands over the fair value of that portion of the net assets acquired. Upon completion of the acquisition of IndiaWorld on June 30, 2000, Infoway recognized additional goodwill of US$73,098 thousands equal to the excess of consideration of US$72,853 thousands paid in cash and equity shares of Infoway and other related expenses of US$422 thousands over the fair value of the net assets acquired at June 30, 2000.

b)  Acquisition of IndiaPlaza.com by Infoway

On July 13, 2000, Infoway entered into an agreement (the "Merger Agreement") to acquire all the outstanding equity shares of IndiaPlaza.com Inc., an internet company which through its website operates an online internet shopping mall. The consideration amounted to 455,192 ADS (113,798 shares) of which 340,192 ADS (85,048 shares) have been paid and 115,000 ADS (28,750 shares) were placed in escrow until January 1, 2002 to be adjusted for any breach of representations or covenants set forth in the merger agreement. Management had considered the release of the shares held in the escrow to be probable and had accordingly included them in the computation of the purchase price and net loss per share. The acquisition, which was consummated on December 15, 2000, upon completion of regulatory formalities, has been accounted for by the purchase method. The 115,000 ADS (28,750 shares) that were placed in escrow until January 1, 2002 have been subsequently released in January 2002.

Infoway recognized goodwill of US$9,510 thousand, equal to the excess of the consideration paid of US$7,921 thousand, being the fair value of 113,798 equity shares of Infoway over the fair value of the net assets acquired of US$(1,589) thousand.

c)  Acquisition of Kheladi.com by Infoway

On October 12, 2000, Infoway entered into an agreement to acquire a 100% stake in Kheladi.com (India) Private Limited ("Kheladi"), a sports portal promoted by sports personalities in India. Infoway's intention is to assimilate the strengths of Kheladi, including the network of sports personalities, into its portal, Khel.com. Infoway paid cash and issued an aggregate of 19,073 equity shares to the shareholders of Kheladi on July 20, 2001 of which 5,019 shares and 10,039 equity shares have been issued which are subject to a lock in until September 14, 2001 and September 14, 2002, respectively. Infoway paid US$1,108 thousands as consideration for the above acquisition and the acquisition has been accounted for using the purchase method.

The acquisition was consummated on July 20, 2001, upon issuance of shares and the completion of regulatory formalities. The cost of acquisition has been allocated primarily to employment contract-based intangible assets amounting to US$795 thousands and the excess of cost over fair value of assets acquired has been recognized as goodwill amounting to US$309 thousand. In accordance with the provisions of SFAS 142, the goodwill has not been amortized post acquisition.

The intangible assets relate to employment contracts with sports personalities, which are being amortized over the contract period of 60 months. The terms of the purchase also provide for contingent consideration of 3,089 equity shares based on the achievement of certain specified profitability and revenue targets. Infoway will record contingent payments as compensation for post-combination services to be expensed in the period in which the contingency is resolved.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


4. Sale of shares by Infoway

In the years ended March 31, 2000, 2001 and 2002, Infoway issued new shares to third parties and Satyam Computer Services, including two public offerings. After these transactions, Satyam Computer Services' ownership reduced from 56.32% as of March 31, 2000 to 52.55% as of March 31, 2001 and 52.51% as of
March 31, 2002 respectively. In the year ended March 31, 2000 Infoway issued 6,499,425 shares to third parties at amounts per share in excess of Satyam's average per share carrying value.

In the year ended March 31, 2001 Infoway issued 268,500 shares to shareholders of IndiaWorld, 551,180 shares to shareholders of CricInfo and 113,797 shares to shareholders of IndiaPlaza at amounts per share in excess of Satyam's average per share carrying value. During year ended March 31, 2002 Infoway issued 19,073 shares to the shareholders of Kheladi.com (all of which are described in Note 3) at amounts per share in excess of Satyam's average per share carrying value. With respect to these transactions, the resulting gain of US$101,839 thousand, US$24,599 thousands and US$375 thousand, net of taxes, during the years ended March 31, 2000, 2001and 2002 respectively arising from the change in interest has been recorded as additional paid in capital.

5. TRW Inc.

In June 2000, Satyam Computer Services signed a non-binding framework agreement to form a non-exclusive joint venture with TRW Inc. ("TRW") to be managed by Satyam Computer Services and to issue warrants for a consideration of US$5 million to TRW that are convertible into equity shares of Satyam Computer Services in the eighteenth month after issuance. The warrants were non-forfeitable as of the date of grant.

On August 22, 2000, Satyam Computer Services issued 63,896 warrants (each warrant exercisable to purchase five equity shares) to ESL Inc., an affiliate of TRW in exchange of Rs.71.6 (US$1.6) per share totaling to US$500 thousands in cash representing 10.0% of the total consideration to acquire the underlying equity shares in accordance with applicable Indian regulations. These warrants are convertible into 319,480 equity shares of Satyam Computer Services for Rs.644.4 (US$14.1) per share totaling US$4.5 million during the period from January 22, 2002 to February 21, 2002. The upfront payment made by ESL Inc., for these warrants, plus the aggregate exercise price for the 319,480 equity shares underlying these warrants, will equaled US$5.0 million. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounted to US$1,157 thousand. It is being amortized ratably over the period, as described below with respect to the joint venture agreement between Satyam Computer Services and TRW (that is five years and three months period), starting from the date of signing of the joint venture agreement (that is September 26, 2000) to December 31, 2005. The amortization is classified as a reduction of the revenues recognized under the agreements. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization is recorded as an expense. The fair value of the warrants has been determined by reference to the prevailing market price of Satyam Computer Services equity shares on the Indian exchanges using the Black Scholes model and the following assumptions: volatility of 90.0% and a risk free interest rate of 10.672%. These warrants for 319,480 equity shares expired unexercised on February 21, 2002.

Satyam Computer Services has amortized the excess of the fair value of the warrants over the consideration of the warrants paid ratably in the method aforementioned. The amortization classified as a deduction of the revenues amounted to US$ Nil, US$113 thousands and US$221 thousands for the years ended March 31, 2000, 2001 and 2002 respectively.

On September 26, 2000, the joint venture agreement was signed with equity participation in the ratio of 76:24 between Satyam Computer Services and TRW, respectively. After December 31, 2003, TRW has the option to require Satyam Computer Services to purchase its 24.0% interest ("put option"). The buyout price of TRW's interest in the joint venture depends on the aggregate amount of revenue, which TRW will provide to the joint venture from June 1, 2000 to December 31, 2005. TRW has targeted to outsource to the joint venture at least US$200 million of revenues from information systems and engineering work over the five years and seven months period. If the amount of revenues outsourced by TRW to the joint venture by December 31, 2003 does not meet specified minimum levels, Satyam Computer Services has the right to buy out TRW's 24.0% interest in the joint venture for no consideration or lowest nominal consideration. Satyam Computer Services views that the fair value of the put option is the amount that Satyam Computer Services would have to pay over and above the fair value of the 24.0% interest in the joint venture owned by TRW. Satyam Computer Services records the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 76.0% interest in the joint venture. The difference between the fair values of the put option at each valuation date is charged to selling, general and administration expenses in the statement of operations. Based on the terms of the agreement the value of put option was US$2,572 thousands and US$12,495 thousands as of March 31, 2001 and 2002 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


If TRW exercises its option to sell the shares to Satyam Computer Services after December 31, 2003, the purchase price of TRW's 24.0% stake will be determined by the higher of an independent valuation of the 24.0% interest and a formula based on the amount of revenues provided to the joint venture by TRW. In the event that certain minimum cumulative revenues are achieved the price will be equal to the higher of the amount computed above or an amount not to exceed US$40 million. Satyam Computer Services may, at its own discretion, use either cash or its equity shares valued at the then prevailing market price as consideration for TRW's stake. The total amount payable to TRW if it divests its stake cannot exceed two percent of Satyam Computer Services total market capitalization on December 31, 2003. If TRW divests its stake, the terms of the joint venture's supply agreement with TRW will continue until December 31, 2007, if TRW is satisfied with the joint venture's performance of the supply agreement and TRW is required to use its best attempts to provide the same levels of business to the joint venture from January 1, 2006 through December 31, 2007, as it had provided to the joint venture during the preceding two years.

If Satyam Computer Services undergoes a change in control or bankruptcy, TRW may terminate the joint venture agreement on or before December 31, 2003 and require Satyam Computer Services to purchase its shares in the joint venture and all of Satyam Computer Services securities issued to TRW or its affiliates in connection with the joint venture agreement at a price equal to US$1 million plus the total consideration TRW has invested in the shares of the joint venture (but excluding the initial amount paid for its 24.0% interest) and Satyam Computer Services securities, net of any amount received by TRW for any sale of such shares or securities.

In addition, TRW will receive an amount in cash or Satyam Computer Services equity shares, at its discretion, equal to 33.0% of the excess of actual revenues received by the joint venture from TRW over targeted revenues, subject to the ceiling of US$25 million if such targeted revenues are exceeded by 5.0% or more by December 31, 2005. However, such additional amount together with the buyout of TRW's 24.0% interest cannot exceed 2.0% of Satyam Computer Services' total market capitalization as of December 31, 2003. No accrual has been made for such contingent payment as it is not yet probable that the actual revenues will exceed the targeted revenues.

TRW will also receive royalties from revenues related to services provided by the venture to third parties referred to the venture by TRW Such royalties will be computed at a rate of 5.0% of the first US$25 million of revenues and 8.0% thereafter. However as of the balance sheet date no such revenues have been recognized by the joint venture.

6. Sale of shares in Infoway to the Government of Singapore Investment Corporation Pte. Ltd.

In May 2000, Satyam Computer Services entered into an agreement for sale of 347,200 equity shares of Infoway at a price of US$144 per share, representing 1.6% of Infoway's outstanding equity shares to the Government of Singapore Investment Corporation Pte. Ltd. ("GSIC") for a consideration of US$50 million (before transaction costs). The transaction was consummated and proceeds were received in June 2000. GSIC had a put option to sell the shares back to Satyam Computer Services if Infoway did not complete an initial public offering on a recognized stock exchange in India by September 2001.

Under the terms of this put option, Satyam Computer Services was required, in the event Infoway fails to fulfill its obligations, to repurchase these equity shares at a price equal to the Indian Rupee equivalent to the average NASDAQ closing price during the three days before the exercise of the put option, discounted by 41.0%. Satyam Computer Services accounted for the put option at fair value. However, since the exercise price of the put option equaled the estimated fair value of the shares to be reacquired at the date of exercise, Satyam Computer Services believed that the fair value of the put option was de minimus.

In the year ended March 31, 2001, in respect of this transaction Satyam Computer Services had not recognized US$ 35,156 thousands in the statement of operations because of the put option held by GSIC. The US$35,156 thousands represented an amount equal to the excess of sale proceeds received from GSIC over the carrying value of investments in Infoway in the books of Satyam Computer Services, net of taxes. It had been classified as liability and presented as "Excess of cash received over the carrying value of investment in Infoway, net of taxes" in the balance sheet as of March 31, 2001.

Infoway did not complete an initial public offering on a recognized stock exchange in India by September 2001, and the put option held by GSIC expired unexercised on October 15, 2001. Satyam Computer Services has recognized gain of US$45,594 thousands on the sale of shares in Infoway to GSIC in the statement of operations for the year ended March 31, 2002.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


7.  Premises, Equipment and Depreciation

Premises and equipment at cost less accumulated depreciation consist of:


                                                        (US$ in thousands)
--------------------------------------------------------------------------------
                                                                As of March 31
                                          --------------------------------------
                                                     2001                 2002
--------------------------------------------------------------------------------

Freehold land                                    $  7,323             $  7,559
Leasehold land                                         74                1,666
Premises                                           18,989               18,220
Computers including servers                        50,465               73,347
System software                                    11,255               11,640
Office equipment                                   59,652               68,929
Furniture and fixtures                             25,133               25,780
Vehicles                                            2,677                2,968
Leasehold improvements                              2,056                2,235
Assets under construction                          24,449               10,859
--------------------------------------------------------------------------------
Total                                             202,073              223,203
Less: Accumulated depreciation                    (68,842)             (99,696)
--------------------------------------------------------------------------------
Premises and equipment, net                      $133,231             $123,507
================================================================================

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

              Premises                              28 years
              Computers including servers          2-5 years
              System Software                        3 years
              Office equipment                       5 years
              Furniture and fixtures                 5 years
              Vehicles                               5 years

Depreciation expense amounted to US$20,170 thousand, US$29,637 thousands and US$37,486 thousands for the years ended March 31, 2000, 2001 and 2002 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


8.  Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of:


                                                        (US$ in thousands)
------------------------------------------------------------------------------
                                                               As of March 31
                                              --------------------------------
                                                       2001              2002
------------------------------------------------------------------------------
Goodwill
  Acquisition of minority interest                 $ 21,957           $21,066
  Acquisition of IndiaWorld                         106,833                 -
  Acquisition of IndiaPlaza                           9,490                 -
  Others                                                 59               830
License fees and others                                 852             4,532
------------------------------------------------------------------------------
Total                                               139,191            26,428
Less: Accumulated amortization                      (29,196)          (11,731)
------------------------------------------------------------------------------
Goodwill and other intangible assets, net          $109,995           $14,697
==============================================================================

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and is primarily related to the IndiaWorld and IndiaPlaza acquisitions by Infoway and the acquisition of the minority interest in Satyam Enterprise Solutions Limited by Satyam Computer Services. Satyam evaluates the recoverability of its intangible assets including goodwill as current events or circumstances warrant to determine whether adjustments are needed to their carrying values. In the year ended March 31, 2002, Satyam recorded an impairment charge of US$81,115 thousands relating to goodwill acquired in the IndiaWorld, India Plaza and Eduempire acquisitions by Infoway as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions.

Since the operations of those entities have been completely integrated into the operations of Infoway. Satyam assessed the recoverability of goodwill arising out of the India World and India Plaza acquisitions at the enterprise level of Infoway. The impairment charge was calculated as the difference between the market value of Infoway and its net assets.

The assessment was performed due to significant decline in Infoway's stock price for a sustained period, Infoway's market capitalization relative to its net book value, significant under performance relative to expected historical or projected future operating results, significant negative industry and economic trends and the overall decline in market conditions which indicate that this decline in the market value of Infoway's stock price is other than temporary. The shortfall in the market capitalization has indicated an impairment of goodwill. Thus the entire carrying value of goodwill as at September 30 2001, pertaining to India World of US$73,110 thousand, India Plaza of US$7,955 thousands and Eduempire of US$50 thousands has been charged to the statement of operations for the year ended March 31, 2002.

Amortization of goodwill and other intangible assets amounted to US$5,098 thousand, US$24,856 thousands and US$17,717 thousands for the years ended March 31, 2000, 2001 and 2002 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

9.  Investments

Investments of Satyam consist of available-for-sale securities ("AFS") and other non-marketable securities.

                                                    (US$ in thousands)
--------------------------------------------------------------------------------
                                                             As of March 31
                                          --------------------------------------
                                                      2001             2002
--------------------------------------------------------------------------------
Available-for-sale securities
Cost                                                $  274           $  263
Gross unrealized holding gains                           5                3
Gross unrealized holding losses                        (69)             (72)
--------------------------------------------------------------------------------
AFS - Fair Value                                    $  210           $  194

Other investments, at cost                          $2,498           $3,229
--------------------------------------------------------------------------------
Investments - Non current                           $2,708           $3,423
================================================================================

Aggregate proceeds from the sale of available-for-sale securities amounted to US$13 thousands, US$3 thousands and US$2,263 thousands (purchased during the year ended March 31, 2002 for US$2,263 thousands) for the years ended March 31, 2000, 2001 and 2002 respectively.

10. Investment in associated companies

Satyam Computer Services holds 50.0% stake in three joint venture companies, Satyam GE Software Services Private Limited, Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Ltd.

On December 29, 2000, Satyam Computer Services entered an agreement with Computer Associates International, Inc. ("CA") to form an equally held joint venture company CA Satyam ASP Private Ltd. ("CA Satyam"). The joint venture was formed in January 2001 at Mumbai, India. As per the agreement, both Satyam Computer Services and CA are to invest US$1,500 thousands each in the joint venture. During the year ended March 31, 2002 Satyam Computer Services invested US$500 thousands in CA Satyam.

In January 2002, Satyam Computer Services has initiated the process of transfer of its 50% shareholding in Satyam GE Software Services Private Limited ("Satyam GE") to GE Pacific (Mauritius) Limited, Mauritius ("GEPL") in accordance with the shareholders' agreement for a consideration of approximately US$4,000 thousands. The transfer is subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. Satyam Computer Services continues to have the ability to exercise significant influence over the operating and financial policies of Satyam GE and hence has accounted for its 50% interest in Satyam GE using the equity method for the year ended March 31, 2002. The resulting carrying amount of the investment in Satyam GE of US$2,999 thousands as of March 31, 2002 after recognition of income for the year then ended does not exceed the expected selling price of US$4,000 thousands.

Infoway holds 40% interest in Refco-Sify Securities India Private Limited ("Refco-Sify"). Refco-Sify is engaged in Internet based trading and research services. Infoway has accounted for its 40% interest in Refco-Sify by the equity method. During the year ended March 31, 2002 Refco-Sify issued additional shares to existing shareholders in proportion to their holdings. Infoway subscribed to its share of the issue for a consideration of US$925 thousands.

Infoway holds a 27% interest in Placements.com Limited ("Placements.com"). Placements.com is engaged in establishing and developing a portal on the internet for jobs and to carry on the business as a manpower recruitment agency. Infoway has accounted for its 27% interest in Placements.com by the equity method.

On July 29, 2000, Infoway acquired 25% of the outstanding stock of Cricinfo Limited ("Cricinfo") a private Company incorporated in England and Wales, for US$37.5 million by issue of 2,204,720 ADSs (represented by 551,180 equity shares of Infoway). Cricinfo operates Cricinfo.com, a website dedicated to the cricket sport. Infoway has accounted for its interest in Cricinfo by the equity method. The difference between the cost of the investment and the amount of underlying equity in net assets of Cricinfo resulted in goodwill of US$33,479 thousands, which is being amortized over a period of 5 years.

Satyam evaluates the recoverability of goodwill relating to the investment in associated companies as current events or circumstances warrant to determine whether adjustments are needed to their carrying values. In the year ended

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


March 2002, Satyam recorded a impairment charge of US$21,399 thousands relating to goodwill on the Cricinfo acquisition by Infoway as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions.

The main factors in the valuation of the Cricinfo acquisition were share in revenues for Infoway, leadership and synergistic benefits accruing to Infoway and enterprise value of Cricinfo. Infoway had made a revenue growth assumption for Cricinfo at the time of acquisition. Due to the change in market realities, management believes those revenue growth estimates would require significant downward revision. The anticipated leadership and synergistic benefits have also largely not realized. The current fair value of Cricinfo as an independent entity is negligible due to its mounting cash losses coupled with the adverse current market conditions. The impairment was based on discounted cash flow method considering historical results adjusted to reflect management's best estimate of future market and operating conditions.

Management believes that the carrying value of goodwill, which forms part of the investment in Cricinfo is impaired. It also believes that considering the current industry scenario and lack of investor confidence, the impairment is other-than temporary. Hence, out of the carrying value of goodwill as at September 30, 2001 of US$24,458 thousands, US$21,399 thousands has been charged to the statement of operations for the year ended March 31, 2002. The management believes that balance goodwill of US$3,059 thousands is attributable to the future discounted cash flows from Infoway's share in revenue.

On October 5, 2001, Infoway entered into an agreement to subscribe for unsecured convertible notes to be issued by Cricinfo in an aggregate amount of up to GBP1,000 thousands (US$1,479 thousands) to meet Cricinfo's short to medium term working capital requirements. These notes are redeemable on October 5, 2004. The subscription will be in tranches of such amounts and on such dates as agreed to in writing from time to time by Infoway and Cricinfo. The terms of the note instrument provide for the payment of interest on the principal amount at the rate of 8% per annum. In addition, Infoway shall be entitled, at any time upon 5-business days notice to Cricinfo, to convert the notes into Cricinfo shares based on a predetermined conversion formula. Infoway will not be obligated to subscribe for notes if it is not satisfied that Cricinfo has met certain agreed upon performance measures. On March 31, 2002 Infoway entered into an arrangement to subscribe to a further issue of convertible notes in an aggregate amount of upto GBP500 thousands (US$713 thousands) by Cricinfo that would be subject to the same terms as discussed above.

As of March 31, 2002 Infoway had purchased convertible notes with an aggregate principle amount of GBP1,088 thousands (US$1,527 thousands). The above agreement does not give Infoway a majority voting interest or a controlling financial interest in Cricinfo over the period of convertible notes. Further, the management currently does not intend to convert the notes into equity. Therefore, the investment of Infoway in Cricinfo continues to be accounted for as an equity investment.

The carrying values of investments in various associated companies of Satyam are as follows:

                                                         (US$ in thousands)
--------------------------------------------------------------------------------
                                                                 As of  March 31
                                                  ------------------------------
                                                           2001             2002
--------------------------------------------------------------------------------

Satyam GE                                               $ 1,699          $ 2,999
Satyam Venture                                              140              957
CA Satyam                                                     -              486
Cricinfo                                                 29,759            3,824
Placements.com                                              196               13
Refco-Sify                                                2,195            2,456
--------------------------------------------------------------------------------
Total                                                   $33,989          $10,735
================================================================================

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

11. Borrowings

Short-term debts

Short-term debts comprise of:


                                                         (US$ in thousands)
--------------------------------------------------------------------------------
                                                              As of March 31
                                             -----------------------------------
                                                           2001             2002
--------------------------------------------------------------------------------

    Cash credit facilities                               $5,224                -
    Other short-term debts                                2,134           $1,764
--------------------------------------------------------------------------------
    Short-term debts                                     $7,358           $1,764
================================================================================

Short-term debts as of March 31, 2001 is secured by a first charge on the premises and equipment of Satyam Computer Services. The weighted-average interest rate on these borrowings was 12.35% and 9.14% for the years ended March 31, 2001 and 2002 respectively.

Long-term debts

Long-term debts outstanding comprise of:

                                                                                     (US$ in thousands)
------------------------------------------------------------------------------------------------------------
                                                                                    As of March 31
                                                                         -----------------------------------
                                                                                           2001        2002
------------------------------------------------------------------------------------------------------------
    Secured debts, representing obligation principally to banks and financial institutions
    - Foreign currency term loans (dollar denominated),                                $  3,730           -
       with floating rate - LIBOR+ (175 to 350bps)
    - Rupee term loans, with floating rate -MLR + (150 to 200 bps)                       14,728           -
    - Rupee term loans, with fixed rate - 12.5% to 18.5%                                  9,605           -
    - Rupee loans of Satyam Associate Trust, maturing serially through fiscal 2004-      13,196     $ 4,155
       13.0% to 14.25%
    Others                                                                                1,583       1,344
    Total Debt                                                                           42,842       5,499
    Less: Current portion of long-term debts                                            (33,217)     (2,787)
------------------------------------------------------------------------------------------------------------
     Long-term debts, net of current portion                                           $  9,625     $ 2,712
============================================================================================================

MLR= Minimum lending rate prevailing in India (as of March 31, 2001 - 12.50% and as of March 31, 2002 -12.50%) bps = Basis Points

Term loans are secured by a pari-passu charge on premises and equipment and other loans classified as secured debts are secured by a pari-passu charge on current assets. These are also generally guaranteed personally by Satyam Computer Services Chairman and Managing Director.

Aggregate maturities of long-term debts subsequent to March 31, 2002, are US$2,787 thousands in fiscal 2003, US$2,570 thousands in fiscal 2004, US$139 thousands in fiscal 2005 and US$3 thousands in fiscal 2006.

Unused lines of credit

Unused lines of credit comprise of:

                                                       (US$ in thousands)
--------------------------------------------------------------------------------
                                                               As of March 31
                                                          ----------------------
                                                             2001          2002
--------------------------------------------------------------------------------
    Cash credit and short term debts                      $12,920       $ 7,168
    Long term debts                                         1,067             -
    Non-fund facilities                                     6,201         4,820
--------------------------------------------------------------------------------
Total Unused lines of credits                             $20,188       $11,988
================================================================================

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


12.      Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates was US$42,779 thousands and US$5,520 thousands as of March 31, 2001 and 2002 respectively as compared to the carrying amounts of US$42,842 thousands and US$5,499 thousands as of March 31, 2001 and 2002 respectively.

13.  Employee Benefits

The Gratuity Plan

The following table sets forth the funded status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam's consolidated balance sheets.

                                                                                                   (US$ in thousands)
----------------------------------------------------------------------------------------------------------------------
                                                                                                   Year ended March 31
                                                                        ----------------------------------------------
                                                                                 2000           2001              2002
----------------------------------------------------------------------------------------------------------------------
  Change in projected benefit obligation
  Projected benefit obligation at beginning of the year                        $ 349        $   572           $ 1,179
  Service cost                                                                   197            323               609
  Interest cost                                                                   61             60               124
  Actuarial loss (gain)                                                          (22)           279               (41)
  Benefits paid                                                                   (3)            (5)              (12)
  Effect of exchange rate changes                                                (10)           (50)              (63)
  Projected benefit obligation at end of the year                                572          1,179             1,796
----------------------------------------------------------------------------------------------------------------------
  Change in plan assets
  Fair value of plan assets at beginning of the year                              16             25                39
  Actual return on plan assets                                                     2              3                 6
  Employer contribution                                                           18             18                46
  Benefits paid from plan assets                                                 (11)            (7)              (19)
  Fair value of plan assets at end of the year                                    25             39                72
----------------------------------------------------------------------------------------------------------------------
  Funded status of the plans                                                    (547)        (1,140)           (1,724)
  Unrecognized transition obligation                                              50             35                22
  Unrecognized net actuarial loss (gain)                                         (27)           251               211
  Amount Recognized during the year                                                -              -               (11)
----------------------------------------------------------------------------------------------------------------------
  Accrued benefit cost                                                         $(524)       $  (854)          $(1,502)
=====================================================================================================================

  The components of net gratuity costs are reflected below:
  Service cost                                                                 $ 197        $   323           $   609
  Interest cost                                                                   61             60               124
  Expected returns on plan assets                                                 (2)            (3)                5
  Amortization                                                                    13             12                11
  Amount Recognized during the year                                                -              -                11
----------------------------------------------------------------------------------------------------------------------
  Net gratuity costs                                                           $ 269        $   392           $   760
=====================================================================================================================
  Principal actuarial assumptions:
  Discount rate                                                                 11.0%          11.0%             10.0%
  Long-term rate of compensation increase                                       10.0%          10.0%              9.0%
  Long-term rate of return on plan assets                                       11.0%          11.0%              9.0%
----------------------------------------------------------------------------------------------------------------------


Satyam Computer Services Limited
Notes to the Consolidated Financial Statements


Provident Fund

Satyam's contribution towards the Provident Fund amounted to US$1,176 thousands, US$1,839 thousands and US$2,201 thousands for the years ended March 31, 2000, 2001 and 2002 respectively.

Superannuation Plan

Satyam Computer Services contribution towards the Superannuation Plan maintained by LIC amounted to US$15 thousands, US$26 thousands and US$35 thousands for the years ended March 31, 2000, 2001 and 2002 respectively.

401(k) Plan

Satyam's matching contribution under 401(k) Plan amounted to US$176 thousands, US$376 thousands and US$345 thousands for the years ended March 31, 2000, 2001 and 2002 respectively.

14.  Income Taxes

The provision for income taxes consists of:

                                                                                                   (US$ in thousands)
-----------------------------------------------------------------------------------------------------------------------
                                                                                                   Year  ended March 31
                                                                         ----------------------------------------------
                                                                                    2000            2001           2002
-----------------------------------------------------------------------------------------------------------------------
  Foreign taxes
  Current                                                                       $  1,119        $  3,437       $  4,596
  Deferred                                                                           145             530         (3,709)
  Domestic taxes
  Current                                                                            239          10,984          2,627
  Deferred                                                                           116         (10,814)        13,720
-----------------------------------------------------------------------------------------------------------------------
  Aggregate taxes                                                               $  1,619        $  4,137       $ 17,234
=======================================================================================================================

A reconciliation between the provision for income taxes to the amount computed by applying the statutory income tax rate to income before provision for income taxes is summarized below:

                                                                                                   (US$ in thousands)
-----------------------------------------------------------------------------------------------------------------------
                                                                                                   Year  ended March 31
                                                                        -----------------------------------------------
                                                                                    2000            2001           2002
-----------------------------------------------------------------------------------------------------------------------
  Net loss before taxes ........................                                $ (8,241)       $(44,080)      $ (4,879)
  Enacted tax rates in India ...................                                   38.50%          39.55%         35.70%
-----------------------------------------------------------------------------------------------------------------------
  Computed tax expense / (benefit) .............                                $ (3,173)       $(17,434)      $ (1,742)
  Tax effect due to non-taxable export income ..                                 (11,079)        (28,040)       (37,688)
  Difference arising from different tax rate in  other tax jurisdictions             679           1,241          1,119
  Difference arising from different tax rate on gain on sale of
  investments                                                                          -               -         (5,839)
  Stock compensation (non-deductible) ..........                                   6,518          18,235          3,854
  Goodwill (non-deductible) ....................                                   1,942           9,759         35,026
  Permanent Differences ........................                                  (1,284)          2,574         (5,859)
  Changes in valuation allowance, including losses of subsidiaries                 7,275          15,963         23,775
  Effect of tax rate change ....................                                      13               7           (246)
  Others                                                                             636           1,584          3,888
-----------------------------------------------------------------------------------------------------------------------
  Income taxes .................................                                   1,527           3,889         16,288
  Tax for earlier years ........................                                      92             248            946
=======================================================================================================================
  Income taxes recognized in the statement of operations                        $  1,619        $  4,137       $ 17,234
=======================================================================================================================

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

The current provisions for income taxes, net of payments, were US$6,707 thousands and US$6,770 thousands as of March 31, 2001 and 2002 respectively. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as "Software Technology Parks" ("STP units"); and (ii) a tax deduction for profits from exporting computer software. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. Further, most of Satyam Computer Services operations are from STP units which are entitled to a tax holiday of ten years from the date of commencement of operations. STP units registered after March 31, 2001 are not entitled to the above exemption. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

                                                             (US$ in thousands)
--------------------------------------------------------------------------------
                                                                As of March 31
                                                           ---------------------
                                                               2001        2002
--------------------------------------------------------------------------------

Deferred tax assets:
Operating loss carryforwards                               $ 22,620    $ 35,139
Provision for accounts receivable and advances                  902      13,430
Premises and equipment                                           18       2,666
Gain on sale of shares of Infoway to GSIC                    10,438          --
Others                                                        3,553       3,071
--------------------------------------------------------------------------------
Gross deferred tax assets                                    37,531      54,306
Less: Valuation allowance                                   (24,756)    (49,515)
--------------------------------------------------------------------------------
Total deferred tax assets                                    12,775       4,791

Deferred tax liabilities:
Premises and equipment                                       (2,379)     (3,081)
Provision for accounts receivable and advances                   --      (1,165)
Investments in associated companies and gain on dilution
of interest in a subsidiary                                 (34,316)    (33,358)
Others                                                          (82)       (243)
--------------------------------------------------------------------------------
Total deferred tax liabilities                              (36,777)    (37,847)

--------------------------------------------------------------------------------
Net deferred tax liabilities                               $(24,002)   $(33,056)
================================================================================

No deferred income taxes have been provided on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$30,064 thousands and US$ 36,552 thousands as of March 31, 2001 and 2002 respectively.

No deferred taxation provision has been recognized for the taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a deduction from taxable income for 10 years, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Operating loss carryforwards for tax purposes of Satyam Computer Services and its consolidated subsidiaries amount to approximately US$22,620 thousands and US$35,139 thousands as of March 31, 2001 and 2002 respectively and are available as an offset against future taxable income of such entities. These carryforwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. A valuation allowance is established attributable to deferred tax assets and loss carryforwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Net deferred tax liabilities included in the consolidated balance sheets are as follows:

                                                            (US$ in thousands)
--------------------------------------------------------------------------------
                                                                 As of March 31
                                                       -------------------------
                                                               2001        2002
--------------------------------------------------------------------------------

Current assets - deferred income taxes                     $    966    $  3,151
Non-current assets - other assets*                            1,371       1,640
Current liabilities - accrued expenses and other
liabilities*                                                      -      (1,165)
Long-term liabilities - Deferred income taxes               (36,777)    (36,682)
Deferred taxes on gain of sale of shares in Infoway
to GSIC - Excess of cash received over carrying value
of investment in Infoway, net of taxes                       10,438           -
--------------------------------------------------------------------------------
Net deferred tax liabilities                               $(24,002)   $(33,056)
================================================================================

 * - Included in "other assets" and "accrued expenses and other liabilities" respectively.

15.  Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested or unexercised shares held by the Satyam Associate Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 9,454,140 and 1,924,890 as at March 31, 2001 and 2002 respectively. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the "treasury stock" method. For the years ended March 31, 2000 and 2001, outstanding stock options are excluded due to their antidilutive effect as a result operations during these periods.

In addition to the above, the unallocated shares held by Satyam Associate Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,715,930 and 1,558,930 as of March 31, 2001 and 2002 respectively.

The components of basic and diluted earnings per share were as follows:

                                            (US$ in thousands except share data)
--------------------------------------------------------------------------------
                                                            Year ended March 31
                                             -----------------------------------
                                                  2000         2001        2002
--------------------------------------------------------------------------------

Net income / (loss)                          $  (6,940)   $ (27,912)   $  25,892

Average outstanding shares (in thousands)* 264,720 269,943 305,751 Dilutive effect of:
 Associate Stock Options                             -            -        1,362
Share and share equivalents (in thousands)*    264,720      269,943      307,113

Earnings / (loss) per share
Basic and diluted                            $   (0.03)   $   (0.10)   $    0.08
--------------------------------------------------------------------------------
*  - on an adjusted basis

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

16.  Stock-based Compensation Plans

Stock-based compensation plan of Satyam Computer Services

History of the plan

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the "ASOP"). Satyam Computer Services subsequently established an associate welfare trust called the Satyam Associate Trust (the "SC-Trust"), to administer the ASOP and issued warrants to purchase 13,000,000 shares of Satyam Computer Services. In turn, the SC-Trust periodically grants warrants to eligible associates to purchase equity shares held by or reserved for the issuance to the SC-Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate's length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants.

All the SC-Trust's trustees are nominated by Satyam Computer Services. The SC-Trust issues warrants solely at the discretion of Satyam Computer Services and cannot earn any other income. The shares purchased by the SC-Trust, as described below, have been pledged against all SC-Trust liabilities. Hence, the SC-Trust has been consolidated in the financial statements.

At the Annual General Meeting in May 1999, shareholders approved a two-for-one stock split in the form of a dividend, available to all shareholders of record as of August 31, 1999. All holders of SC-Trust warrants were given the choice of converting their underlying Satyam Computer Services warrants to Satyam Computer Services shares ahead of their scheduled vesting dates. Upon payment of the balance of the exercise price, the underlying Satyam Computer Services warrants would be converted into shares and remain in the custody of the SC-Trust until the original vesting period expired. The `bonus' share, at the effective date of the stock split, immediately vested to the associates who availed themselves of this plan. Warrants for 62,500 shares were converted into Satyam Computer Services shares in this manner, and Satyam Computer Services recognized US$137 thousands as compensation expense associated with this transaction.

In order to ensure all its associates received the benefits of the Satyam Computer Services stock split in December 1999, the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the split using the proceeds obtained from bank loans amounting to US$13,226 thousand. Prior to August 31, 1999, the exercise price of the remaining SC-Trust warrants was Rupees ("Rs.") 450 per warrant. Subsequent to August 31, 1999, each warrant entitles the holder to purchase ten shares (adjusted for stock splits) of Satyam Computer Services at a price of Rs.450 per warrant plus an interest component, associated with the loan which the SC-Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. This stock bonus has been treated as an equity restructuring pursuant to EITF 90-9. Correspondingly no additional compensation cost has been recognized as a result of the conversion of warrants held by the SC-Trust.

In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the "ASOP B") and reserved warrants for 13,000,000 equity shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20.0% in second year, 30.0% in the third year and 50.0% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. No equity shares have been issued by Satyam Computer Services to the SC-Trust under the ASOP plan B as was issued under the ASOP.

In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the "ASOP (ADS)") to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on the New York Stock Exchange ("NYSE"), the fair market value on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP(ADS) . These warrants vest over a period ranging from one to ten years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS). No equity shares underlying the ASOP (ADS) have been issued by Satyam Computer Services to the SC-Trust similar to ASOP B plan.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Warrant grants

During the year ended March 31, 2000, the SC-Trust issued immediately vesting warrants for 74,000 shares and warrants for 2,911,200 shares with longer vesting periods to the associates. As of March 31, 2000, the Trust held warrants for 7,536,100 shares allocated to associates. At this date, warrants for 4,232,300 shares remained unallocated to associates. Unallocated warrants are not considered outstanding for purposes of computing earnings per share.

During the year ended March 31, 2001, the SC-Trust issued immediately vesting warrants for 716,020 (net of 4,600 forfeited) shares and warrants for 1,795,750 (net of 1,200,740 forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 5,759,209 (net of 291,200 warrants forfeited) shares to the associates.

During the year ended March 31, 2002, the SC-Trust issued immediately vesting warrants for 702,010 (net of 60,000 forfeited) shares and warrants for 80,050 (net of 49,620 forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 4,438,119 (net of 598,563 warrants forfeited) shares to the associates and warrants for 1,169,425 ADSs representing 2,338,850 equity shares to associates under the ASOP ADS plan.

Satyam Computer Services recognized deferred stock based compensation of US$23,265 thousand, US$38,034 thousands and US$1,203 thousands for the years ended March 31, 2000, 2001 and 2002 respectively. Satyam Computer Services amortized and charged to income US$16,457 thousand, US$44,219 thousands and US$10,479 thousands for the years ended March 31, 2000, 2001 and 2002 respectively.

Pursuant to APB 25, deferred stock compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the fair value of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a straight-line basis over the vesting period of the related warrants. The weighted-average grant-date fair value of options granted during the years 2000, 2001 and 2002 was US$7.02, US$9.49 and US$4.21 respectively.

Changes in number of shares representing stock options outstanding for each of the plans were as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                                                   Year  ended March 31
                                       ----------------------------------------------------------------------------------
                                                            2000                       2001                        2002
-------------------------------------------------------------------------------------------------------------------------
                                         Number of       Weighted     Number of     Weighted     Number of      Weighted
                                           shares        Average       shares       Average       shares        Average
              ASOP - Plan                                Exercise                   Exercise                    Exercise
                                                           Price                      Price                       Price
-------------------------------------------------------------------------------------------------------------------------
Balance at the beginning of the year    5,910,200       $   1.24      7,536,100    $   1.26      9,454,140    $   1.24
Granted                                 2,985,200           1.36      3,717,110    $   1.27        891,680    $   1.29
Exercised                              (1,231,600)          1.22       (598,330)   $   1.05     (7,686,250)   $   1.17
Cancelled                                (126,500)          1.03       (521,500)   $   1.08       (109,620)   $   1.40
Lapsed                                     (1,200)          1.08       (679,240)   $   1.59       (625,060)   $   1.28
-------------------------------------------------------------------------------------------------------------------------
Balance at the end of the year          7,536,100       $   1.26      9,454,140    $   1.24      1,924,890    $   1.28
=========================================================================================================================

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

-------------------------------------------------------------------------------------------------------------------------
                                                                                                   Year  ended March 31
                                       ----------------------------------------------------------------------------------
                                                            2000                       2001                        2002
-------------------------------------------------------------------------------------------------------------------------
                                         Number of       Weighted     Number of     Weighted     Number of      Weighted
                                           shares        Average       shares       Average       shares        Average
              ASOP-B Plan                                Exercise                   Exercise                    Exercise
                                                           Price                      Price                       Price
-------------------------------------------------------------------------------------------------------------------------
  Balance at the beginning of the year           -             -               -            -     5,759,209      $ 7.17
  Granted                                        -             -       6,050,409    $    7.32     5,036,682        4.41
  Exercised                                      -             -               -            -             -           -
  Cancelled                                      -             -        (291,200)   $   10.38      (598,563)     $ 7.87
  Lapsed                                         -             -               -            -             -           -
-------------------------------------------------------------------------------------------------------------------------
  Balance at the end of the year                 -             -       5,759,209    $    7.17    10,197,328      $ 5.60
=========================================================================================================================

-------------------------------------------------------------------------------------------------------------------------
                                                                                                   Year  ended March 31
                                       ----------------------------------------------------------------------------------
                                                            2000                       2001                        2002
-------------------------------------------------------------------------------------------------------------------------
                                         Number of       Weighted     Number of     Weighted     Number of      Weighted
                                           shares        Average       shares       Average       shares        Average
              ASOP-ADS Plan                              Exercise                   Exercise                    Exercise
                                                           Price                      Price                       Price
-------------------------------------------------------------------------------------------------------------------------
  Balance at the beginning of the year           -             -               -            -             -           -
  Granted                                        -             -               -            -     2,338,850      $ 4.97
  Exercised                                      -             -               -            -             -           -
  Cancelled                                      -             -               -            -             -           -
  Lapsed                                         -             -               -            -             -           -
-------------------------------------------------------------------------------------------------------------------------
  Balance at the end of the year                 -             -               -            -     2,338,850      $ 4.97
=========================================================================================================================

Information about number of shares representing stock options outstanding:

-------------------------------------------------------------------------------------------------------------------------
                                                         Outstanding                             Exercisable
                                        ---------------------------------------------------------------------------------
    Period        Range of Exercise        Weighted        Weighted       Number of        Weighted       Number of
                  Price (per share)        Average         Average          shares         Average          shares
                                           Exercise       remaining      arising out       Exercise      arising out
                                          Price (per     contractual      of options      Price (per      of options
                                            share)           Life                           share)
-------------------------------------------------------------------------------------------------------------------------
  Fiscal        Rs. 45.0    US$ 0.9       Rs.134.54       1.88 years      15,213,349       Rs.49.69         720,620
  2001          Rs.655.6    US$13.6       US$   2.8                                        US$  1.0
-------------------------------------------------------------------------------------------------------------------------
  Fiscal        Rs. 45.0    US$ 0.9       Rs.239.86       1.63 year       14,461,067       Rs.57.23         762,010
  2002          Rs.278.8    US$ 5.6       US$  4.91                                        US$  1.2
-------------------------------------------------------------------------------------------------------------------------

The US$ numbers in the above tables have been translated using the closing exchange rate as of March 31, 2002, 1US$= Rs48.83

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Stock-based compensation plan of Infoway

In fiscal 1999, Infoway established the Employee Stock Offer Plan (`ESOP'), which provides for the issuance of 825,000 warrants to eligible employees. The warrants were issued to an employee welfare trust (the `Trust') at Re 1 each on September 28, 1999. The Trust holds the warrants and transfers them to eligible employees over a period of three years. The warrants, which are to be transferred to eligible employees at Re 1 each, entitles the holder to purchase one equity share at an exercise price determined by the Compensation Committee. The warrants and the equity shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. Deferred compensation is recorded in the event that the exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation is amortized over the vesting period of the warrants. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by Infoway.

Infoway recognized deferred stock based compensation of US$3,209 thousand, US$2,225 thousands and US$1,485 thousands for the years ended March 31, 2000, 2001 and 2002 respectively. Infoway amortized and charged to income US$474 thousands, US$1,899 thousands and US$315 thousands for the years ended March 31, 2000, 2001 and 2002 respectively.

Stock options outstanding are as follows:
------------------------------------------------------------------------------------------------------------------------
                                                                                                  Year  ended March 31

                                        --------------------------------------------------------------------------------
                                                 2000                      2001                         2002
------------------------------------------------------------------------------------------------------------------------
                                        Number      Weighted     Number of      Weighted     Number of      Weighted
                                        of shares    Average       shares       Average        shares       Average
                                                    Exercise                    Exercise                    Exercise
                                                      Price                      Price                       Price

------------------------------------------------------------------------------------------------------------------------
   Balance at the beginning of the year        5,000    $  1.43       312,460       $ 47.88       565,020       $ 53.68
   Granted                                   313,160      47.88       342,800         57.77       276,360          3.56
   Exercised                                       -          -          (200)         7.17             -             -
   Cancelled                                  (5,700)      7.17       (90,040)        49.33      (257,540)        51.28
   Lapsed                                          -          -             -             -             -             -
------------------------------------------------------------------------------------------------------------------------
   Balance at the end of the year            312,460    $ 47.88       565,020       $ 53.68       583,840       $ 48.84
========================================================================================================================

Information about stock options outstanding:
--------------------------------------------------------------------------------------------------------------------------
                                                         Outstanding                              Exercisable
  Period    Range of Exercise Price --------------------------------------------------------------------------------------
                  (per share)             Weighted         Weighted         Number of       Weighted        Number of
                                          Average          Average           shares         Average          shares
                                       Exercise Price     remaining        arising out   Exercise Price    arising out
                                        (per share)    contractual Life    of options     (per share)      of options
-------------------------------------------------------------------------------------------------------------------------
    2002    Rs.169.0-     US$3.46-        Rs205.0         2.22 years        322,380          Rs338.0         31,650
             Rs376.0      US$7.70         US$4.19                                            US$6.92

            Rs.724.0-    US$14.82-        Rs916.0         1.09 years         61,120          Rs946.0         21,620
             Rs973.0     US$19.92        US$18.75                                           US$19.37

          Rs.1,879.0     US$38.48-      Rs3,303.0         1.16 years        166,820        Rs3,312.0         32,603
          -Rs3,809.0     US$78.00        US$67.64                                           US$67.82

          Rs.5,892.0    US$120.66-      Rs6,304.0         0.85 years         33,520        Rs6,304.0         16,760
          -Rs8,603.0    US$176.18       US$129.10                                          US$129.10
-------------------------------------------------------------------------------------------------------------------------

The US$ numbers in the above table have been translated using the closing exchange rate as at March 31, 2002, 1 US$ = Rs.48.83

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Stock-based compensation plan of VisionCompass Inc.

In October 1999, VisionCompass Inc. ("VCI") Board of Directors adopted the 1999 Stock Option Plan (the "VCI-Plan"), which provides for the issuance of Incentive Stock Options (ISOs) and nonqualified options to eligible individuals responsible for the management, growth and financial success of VCI. As of March 31, 2000, there are 25,000,000 shares reserved for issuance under the VCI-Plan. The option price is determined by the Board of Directors at the time the option is granted, and, in the case of ISO's, in no event is less than the fair market value of the VCI's shares at the date of grant, as determined by the Board. The shares acquired through the exercise of options carries certain restrictions, as specified in the VCI-Plan. Options generally vest over a four-year period and expire ten years from the date of grant.

During the year ended March 31, 2000, 650,600 stock options with a weighted average fair value of US$0.10 were granted with an exercise price of US$0.10 per share. No options were exercised and 500 options were forfeited during this period. As of March 31, 2000, no outstanding options are exercisable, and the outstanding options have a weighted average remaining contractual life of 9.7 years.

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

During the year ended March 31, 2002, no stock options were granted or exercised and 849,400 options were forfeited. As of March 31, 2002, 17,500 outstanding options are exercisable, and the outstanding options have a weighted-average remaining contractual life of 8.53 years.

Additional Disclosure

Had compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro-forma amounts of Satyam's net income/(loss) and earnings/(loss) per share would have been as follows for the years ended March 31, 2000, 2001 and 2002 respectively.

                                      (US$ in thousands except per share data)
--------------------------------------------------------------------------------
                                                             Year ended March 31
                                       -----------------------------------------
                                            2000            2001            2002
--------------------------------------------------------------------------------

Net Income (loss)
        - As reported                    $(6,940)       $(27,912)       $25,892
        - Pro forma                         (351)        (29,933)          (276)
Earnings (loss) Per Share:
Basic and diluted
        - As reported                    $ (0.03)       $  (0.10)       $  0.08
        - Pro forma                            -           (0.11)         (0.01)
--------------------------------------------------------------------------------

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

The fair value of Satyam Computer Services' stock options used to compute pro forma net income/(loss) and earnings/(loss) per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.

The following assumptions were used:
-----------------------------------------------------------------------------
                                                          Year ended March 31
                                    -----------------------------------------
                                          2000            2001           2002
-----------------------------------------------------------------------------

Dividend yield                            0.65%           0.51%          0.52%
Expected volatility                      90.00%          73.00%         75.00%
Risk-free interest rate                   9.87%          10.40%         10.32%
Expected term                             1.99            2.09           3.47
-----------------------------------------------------------------------------

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

17.  Segmental Reporting

Satyam has adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" which requires disclosure of financial and descriptive information about Satyam's reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Satyam's reportable operating segments consist of the following three business groups:

..    IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services' eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

..    Internet Services, providing consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services. Infoway's corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business electronic commerce and website development and hosting services. Infoway also operates an on-line portal, Sify.com (formerly satyamonline.com), and related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles.

..    Software Products, product development and creation of propriety software.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Satyam's operating segment information for the years ended March 31, 2000, 2001 and 2002 were as follows:

Business Segments

                                                                                                 (US$ in thousands)
------------------------------------------------------------------------------------------------------------------------
                                             IT Services       Internet        Software      Elimination    Consolidated
                                                               Services        Products                        totals
------------------------------------------------------------------------------------------------------------------------
 For the year ended March 31, 2000
 Revenue - External customers                $   149,257      $  15,198               -               -     $   164,455
 Revenue - Inter-segment                           5,768            208               -      $   (5,976)              -
------------------------------------------------------------------------------------------------------------------------
 Total Revenues                              $   155,025      $  15,406               -      $   (5,976)       $164,455
========================================================================================================================
 Operating income / (loss)                   $    18,356      $ (10,630)       $(10,802)     $    2,447     $      (629)
 Net income / (loss)                               9,787         (5,713)        (11,014)              -          (6,940)
 Segment assets                                  183,283        243,551           1,758         (16,033)        412,559
 Depreciation and amortization                    19,616          5,600              52               -          25,268
 Capital expenditures for long-lived assets       22,389         20,003             517               -          42,909
------------------------------------------------------------------------------------------------------------------------

 For the year ended March 31, 2001
 Revenue - External customers                $   273,467      $  36,840               -               -     $   310,307
 Revenue - Inter-segment                           3,547          2,148             213          (5,908)              -
------------------------------------------------------------------------------------------------------------------------
 Total Revenues                              $   277,014      $  38,988        $    213      $   (5,908)    $   310,307
========================================================================================================================
 Operating income / (loss)                   $    24,230      $ (56,994)       $(13,878)              -     $   (46,642)
 Net income / (loss)                              14,765        (28,804)        (13,873)              -         (27,912)
 Segment assets                                  257,143        246,766           2,243      $  (25,053)        481,099
 Depreciation and amortization                    24,374         29,695             424               -          54,493
 Capital expenditures for long-lived assets       42,296         41,934             926               -          85,156
------------------------------------------------------------------------------------------------------------------------

 For the year ended March 31, 2002
 Revenue - External customers                $   377,321      $  36,585        $    585               -     $   414,491
 Revenue - Inter-segment                             618          2,806             284          (3,708)              -
------------------------------------------------------------------------------------------------------------------------
 Total Revenues                              $   377,939      $  39,391        $    869      $   (3,708)    $   414,491
========================================================================================================================
 Operating income / (loss)                   $    68,030      $(128,913)       $ (2,630)              -     $   (63,513)
 Net income / (loss)                             109,230        (80,708)         (2,630)              -          25,892
 Segment assets                                  463,934         83,047             754         (32,233)        515,502
 Depreciation, amortization and                   29,319        106,614             385               -         136,318
 impairment of goodwill
 Capital expenditures for long-lived assets       30,265            400          (1,001)              -          29,664
------------------------------------------------------------------------------------------------------------------------

The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Geographic Information

The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

                                                                                                 (US$ in thousands)
------------------------------------------------------------------------------------------------------------------------
                         Year ended March 31, 2000      Year ended March 31, 2001       Year ended March 31, 2002
------------------------------------------------------------------------------------------------------------------------
                        Revenues from    Long-lived     Revenues from   Long-lived     Revenues from    Long-lived
                          external         assets         external        assets         external        assets
                          customers                       customers                      customers
------------------------------------------------------------------------------------------------------------------------
 United States             $123,262       $  7,585        $224,315       $  3,715        $298,458        $  4,280
 Europe                       8,493             68          20,593            127          39,202             657
 India                       16,473        134,959          31,467        238,958          32,089         132,428
 Japan                       10,364            344           7,327            262           9,152             348
 Rest of the World            5,863            194          26,605            164          35,590             491
------------------------------------------------------------------------------------------------------------------------
 Total                     $164,455       $143,150        $310,307       $243,226        $414,491        $138,204
========================================================================================================================

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment. Transfers between reportable business or geographic segments are made either at cost or at arms-length prices.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

18.   Concentration of Credit Risk

Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. During the year ended March 31, 2000, revenues generated from the top two customers accounted for 14.2% and 11.9% of the total revenues, respectively. During the year ended March 31, 2001, revenues generated from the top two customers accounted for 15.76% and 8.11% of the total revenues, respectively. During year ended March 31, 2002, revenues generated from the top two customers accounted for 18.26% and 6.93% of the total revenues, respectively. Total revenue from Satyam's top ten customers accounted for 51.9%, 46.34% and 48.95% of the total revenues during the years ended March 31, 2000, 2001 and 2002 respectively.

19.   Related Party Transactions

Related party transactions comprise of

                                                                                                    (US$ in thousands)
------------------------------------------------------------------------------------------------------------------------
                                                                                                    Year ended March 31
                                                                                        2000         2001          2002
------------------------------------------------------------------------------------------------------------------------
 Infrastructure and other services provided by Satyam during the year to
     Satyam GE                                                                          $539        $  461        $  142
     Satyam Venture                                                                        -         1,031           928
     Cricinfo                                                                              -             -            30
     Refco-SIFY                                                                            -           492           973
     Placements.com                                                                        -             -            75
------------------------------------------------------------------------------------------------------------------------
     Total                                                                              $539        $1,984        $2,148
========================================================================================================================

 Software services provided to Satyam during the year by
     Satyam GE                                                                          $182             -             -
     Satyam Venture                                                                        -        $  165             -
------------------------------------------------------------------------------------------------------------------------
     Total                                                                              $182        $  165             -
========================================================================================================================

 Interest received by Satyam during the year from
     Cricinfo                                                                              -             -        $   47
------------------------------------------------------------------------------------------------------------------------
     Total                                                                                               -        $   47
========================================================================================================================

The balances receivable from and payable to related parties are as follows:

                                                                                                   (US$ in thousands)
-----------------------------------------------------------------------------------------------------------------------
                                                                                                      As of  March 31
                                                                                                  2001           2002
-----------------------------------------------------------------------------------------------------------------------
 Advance towards investment in associated companies
     Refco-SIFY                                                                                       -        $  925
-----------------------------------------------------------------------------------------------------------------------
     Total                                                                                            -        $  925
=======================================================================================================================

 Amount due from/(to) associated companies
     Satyam GE                                                                                   $  631        $  189
     Satyam Venture                                                                                 896           267
     CA Satyam                                                                                        -          (287)
     Cricinfo                                                                                         -            31
     Refco-SIFY                                                                                       -            27
     Placements.com                                                                                   -            53
-----------------------------------------------------------------------------------------------------------------------
     Total                                                                                       $1,527        $  280
=======================================================================================================================

Satyam Computer Services Limited
Notes to the Consoldiated Financial Statements

20.   Contingencies and Commitments

a)    Bank guarantees

The bank guarantees outstanding are US$1,012 thousands and US$1,638 thousands as of March 31, 2001 and 2002 respectively. Bank guarantees are generally provided to government agencies, primarily to the Telegraph Authorities as security for compliance with and performance of terms and conditions contained in the Internet Service Provider license granted to Satyam and Videsh Sanchar Nigam Limited, towards the supply and installation of an electronic commerce platform respectively. Satyam also provides guarantees to Excise and Customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

b)    Capital commitments

Capital commitments comprise of:

                                                                                         (US$ in thousands)
-------------------------------------------------------------------------------------------------------------
                                                                                             As of  March 31
                                                                                -----------------------------
                                                                                         2001           2002

-------------------------------------------------------------------------------------------------------------
 Contractual commitments for capital expenditure                                       $ 8,565         $3,601
 Commitment towards investment in equity capital under joint venture                     2,645          1,000
-------------------------------------------------------------------------------------------------------------
 Total                                                                                 $11,210         $4,601
=============================================================================================================

Contractual commitments for capital expenditures are relating to acquisition of premises, equipment and new network infrastructure.

c)    Operating lease

Satyam has certain operating leases for office premises and guesthouses. Most of the operating leases provide for increased rent through increases in general price levels. Rental expense for operating leases amounted to US$3,971 thousand, US$7,626 thousands and US$9,243 thousands for the year ended March 31, 2000, 2001 and 2002 respectively.

Future minimum annual lease commitments, including those leases for which renewal options may be exercised as of March 31, 2002 are US$201 thousands in fiscal 2003, US$200 thousands in fiscal 2004, US$189 thousands in fiscal 2005, US$188 thousands in fiscal 2006, US$123 thousands in fiscal 2007 and US$156 thousands thereafter.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

21.      Shareholders' Equity and Dividends

a)       Issuance of common stock

In May 2001, Satyam Computer Services listed its American Depository Shares ("ADS") for trading on the New York Stock Exchange ("NYSE" ticker symbol "SAY"). Satyam Computer Services issued 16,675,000 ADS (representing 33,350,000 equity shares of Rs. 2 each fully paid up) at a price of US$9.71 per ADS, including ADS issued on exercise of 15% Greenshoe option by the Underwriters. Each ADS represents two equity shares of Rs 2 each, fully paid up.

b)       Dividends

Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Interim dividends are declared by the Board of Directors without the need for shareholders' approval. With respect to equity shares issued by Satyam Computer Services during a particular fiscal year, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Satyam Computer Services accrues dividends payable and pays them after obtaining shareholders' approval.

Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the net income available for distribution to equity shareholders was US$29,954 thousands, US$103,797 thousands and US$92,029 thousands for the years ended March 31, 2000, 2001 and 2002 respectively.

On June 29, 2001, shareholders authorized payment of a cash dividend of US$0.009 per share amounting to US$2,918 thousands to shareholders of record on June 25, 2001. The dividend was paid on July 10, 2001. On October 24, 2001, the Board of Directors of Satyam Computer Services authorized payment of a cash dividend of US$0.01 per share amounting to US$3,514 thousands to shareholders of record on November 9, 2001. The dividend was paid on October 29, 2001.

Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 10.2%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

22.      Balance sheet and income statement schedules

a)       Cash and Cash Equivalents

The cash and cash equivalents consist of:
                                                              (US$ in thousands)
--------------------------------------------------------------------------------
                                                                 As of March 31
                                                    ----------------------------
                                                           2001           2002
--------------------------------------------------------------------------------

  Cash and bank balances                                $37,130       $ 57,400
  Cash equivalents                                       28,938        186,054
--------------------------------------------------------------------------------
  Cash and cash equivalents                             $66,068       $243,454
================================================================================

Cash equivalents include deposits of US$261 thousands and US$448 thousands as of March 31, 2001 and 2002, respectively, placed in "No-charge-no-lien" accounts as security towards performance guarantees issued by Satyam's bankers on Satyam's behalf. Cash and Cash equivalents also include a sum of US$ Nil and US$2,048 thousands as of March 31, 2001 and 2002 respectively, under lien with Satyam's bankers against guarantees issued by the bank on behalf of Satyam. Satyam cannot utilize these amounts until the guarantees are discharged or revoked.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

b)       Accounts Receivable

Accounts receivable consist of:
                                                              (US$ in thousands)
--------------------------------------------------------------------------------
                                                                As of March 31
                                                       -------------------------
                                                          2001           2002
--------------------------------------------------------------------------------

  Customers (trade)                                    $95,444        $97,564
  Related parties                                          650            140
  Less: allowance for doubtful debts                    (3,530)        (9,495)
--------------------------------------------------------------------------------
  Accounts receivable                                  $92,564        $88,209
================================================================================

The allowance for doubtful debts is established at amounts considered to be appropriate based primarily upon Satyam's past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

c)       Inventory

Inventory consists of:
                                                              (US$ in thousands)
--------------------------------------------------------------------------------
                                                                As of March 31
                                                       -------------------------
                                                         2001            2002
--------------------------------------------------------------------------------

  CD-ROMs                                              $   153        $    82
  Communication hardware                                 2,010            459
  Application software                                     126             96
  Others                                                    70             96
  Less: Valuation Allowance                                 (9)            (8)
--------------------------------------------------------------------------------
  Inventory                                            $ 2,350        $   725
================================================================================

d)       Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consist of:
                                                              (US$ in thousands)
--------------------------------------------------------------------------------
                                                                As of March 31
                                                       -------------------------
                                                         2001            2002
--------------------------------------------------------------------------------

  Prepaid expenses                                     $ 5,922        $ 4,208
  Advance for expenses                                  13,089          6,064
  Loans and advance to employees                         2,493          2,238
  Other advances and receivables                         1,052            929
--------------------------------------------------------------------------------
  Prepaid expenses and other receivables               $22,556        $13,439
================================================================================

Other advances and receivables includes the current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$15 thousands and US$ Nil as of March 31, 2001 and 2002 respectively. Prepaid expenses principally include the unexpired portion of annual rentals paid to the Department of Telecommunications, Ministry of Communications, and the Government of India for use of leased telecommunication lines, Satellite link charges, and insurance premiums.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

e)       Other Assets

Other assets consist of:
                                                              (US$ in thousands)
--------------------------------------------------------------------------------
                                                                  As of March 31
                                            ------------------------------------
                                                             2001         2002
--------------------------------------------------------------------------------

    Rent and maintenance deposits                         $ 3,570      $ 3,899
    Telephone and other deposits                            2,190        1,335
    Loans and advances to employees due after one year      1,918          673
    Deferred taxes on income                                1,371        1,640
    Others                                                  3,906        4,151
    Less: Allowance for doubtful deposits                    (959)      (1,396)
--------------------------------------------------------------------------------
    Other Assets                                          $11,996      $10,302
================================================================================

Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$140 thousands and US$158 thousands as of March 31, 2001 and 2002 respectively. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

f)       Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of:

                                                              (US$ in thousands)
--------------------------------------------------------------------------------
                                                                  As of March 31
                                             -----------------------------------
                                                            2001          2002
--------------------------------------------------------------------------------

    Accrued expenses                                     $20,142       $24,148
    Unclaimed dividend                                       335           424
    Provision for taxation                                 6,707         6,770
    Provision for gratuity                                   854         1,502
    Deferred taxes on income                                   -         1,165
    Others                                                 5,870         5,731
--------------------------------------------------------------------------------
    Accrued expenses and other current liabilities       $33,908       $39,740
================================================================================

g)       Other Income

Other income consists of:
                                                              (US$ in thousands)
--------------------------------------------------------------------------------
                                                             Year ended March 31
                                         ---------------------------------------
                                              2000          2001           2002
--------------------------------------------------------------------------------

    Gain on foreign exchange transactions   $1,072        $5,816        $10,813
    Others                                     399           990          1,355
--------------------------------------------------------------------------------
    Other income                            $1,471        $6,806        $12,168
================================================================================

h)       Other expenses

Other expenses consist of:
                                                              (US$ in thousands)
--------------------------------------------------------------------------------
                                                             Year ended March 31
                                     -------------------------------------------
                                              2000          2001           2002
--------------------------------------------------------------------------------

    (Profit)/loss on sale of equipment        $ 72          $ 43          $ (59)
    Miscellaneous expenses                     346           301            137
--------------------------------------------------------------------------------
    Other expenses                            $418          $344          $  78
================================================================================

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

23.      Executive employment arrangements

Infoway has entered into Executive Employment Agreements (`the agreements') with a few executive employees which provide for certain payment in connection with termination of employment after a change of control or for other reasons (which are defined in the agreements). The agreements were entered on February 20, 2002 and expire after three years. The aggregate terminal benefits payable to the employees under such agreement amounts to US$333 thousand.

Further, the senior executives had been provided loans totaling to US$819 thousands in fiscal 2001 repayable with interest on December 31, 2002. In consideration of the executives agreeing to continue in the employment of Infoway, Infoway agreed to pay the executives additional compensation sufficient to repay the loan and interest. The additional compensation is reduced by the value, as on the date of such additional compensation, of specified market liquid stock options granted to the executives before December 31,2000 and vested until that date. Such additional cash compensation together with interest is being accrued pro-rata and is amortized over the remaining service period of approximately 10 months. In addition due to the modification in the terms of the stock options these options are accounted in accordance with EITF 00-23 as a variable plan. No compensation charge with respect to the variable plan is recognized as the options are under water.

24. Legal proceedings

On November 5, 2001, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons who acquired Infoway's ADSs between October 20, 1999 and December 6, 2000. Infoway, certain of the executive officers of Infoway, and certain underwriters involved in Infoway's initial public offering of ADSs are named as defendants in the complaint. This complaint alleges that certain of the underwriters of the initial public offering violated the federal securities laws by failing to disclose that they had solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased ADSs in the initial public offering, and had entered into undisclosed arrangements with certain investors whereby the underwriters allocated shares in the initial public offering to those investors in exchange for their agreement to purchase Infoway's ADSs in the after-market at pre-determined prices. The complaint also alleges that the defendants violated the federal securities laws by issuing a registration statement in connection with the initial public offering that contained material misstatements and/or omissions because it did not disclose that these allegedly undisclosed arrangements had occurred. The complaint seeks damages on behalf of all those who purchased or otherwise acquired Infoway's ADSs during the period covered by the complaint. The deadline for defendants to respond to the complaint has not yet expired. Infoway believes it has meritorious defenses and intend to defend this action vigorously. However, Infoway could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, Infoway's business could be harmed.

Infoway's subsidiary IndiaWorld Communications is involved in a pending litigation relating to the IndiaWorld trademark in Federal Court in San Diego, California with a third party located in the United States. IndiaWorld Communications commenced the lawsuit alleging, among other things, that the third party fraudulently registered and used the IndiaWorld trademark, and committed copyright infringement and misappropriation of content of IndiaWorld Communications' website. The third party filed a counterclaim against Infoway and IndiaWorld Communications alleging, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "Indiaworld" and associated logos and trade marks purportedly owned by this third party, and that the third party has an ownership interest in the underlying assets of IndiaWorld Communications. On August 9, 2001, the Court granted Infoway's motion to dismiss Infoway from this case because the Court found that it did not have personal jurisdiction over Infoway. IndiaWorld Communications is still involved in the case. Infoway has been advised by the prior owners of IndiaWorld Communications that no infringement or misappropriation has taken place. Infoway's contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. Infoway and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. Infoway believes that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not the indemnity will be effective in protecting Infoway, and also could divert management time and attention away from business. An adverse outcome that is not indemnified could be material.

The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. VSNL has priced these services at levels, which Infoway believes are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal has remanded the matter back to TRAI for denovo consideration. The matter is pending before TRAI. This is a pending matter and no decision has been announced. Adverse resolution of this dispute could have a material impact on Infoway's business. Infoway is party to additional legal actions arising in the ordinary course of business. Based on information available to Infoway as of March 31, 2002, Infoway believes that it has adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Infoway. Based on opinion received from legal counsel, management believes that an adverse outcome in respect of the above is not anticipated.