Form 20-F
period 2003-03-31
SATYAM COMPUTER SERVICES LTD
filed 2003-06-30
CIK 1106056

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to

Commission file number 001-15190

Satyam Computer Services Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A	Republic of India
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

Satyam Technology Center
Bahadurpallay Village
Qutbullapur Mandal, R.R. District- 500855
Hyderabad, Andra Pradesh
India
(91) 40-2309-7505
(Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: American Depositary Shares, each represented by two Equity Shares, par value Rs.2 per share.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

312,331,980 equity shares, including 33,350,000 underlying equity shares for 16,675,000 ADS, were issued and outstanding as of March 31, 2003.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☑

TABLE OF CONTENTS

SATYAM COMPUTER SERVICES LIMITED

Currency of Presentation and Certain Defined Terms

     Unless the context otherwise requires, references herein to “we,” “us,” the “company,” “SAY” or “Satyam” are to Satyam Computer Services Limited, a limited liability company organized under the laws of the Republic of India, and its consolidated subsidiaries. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. We are a leading Indian information technology services company which is traded on the New York Stock Exchange under the symbol “SAY” as well as the major Indian stock exchanges. “Satyam” is a trademark owned by Satyam Computer Services. “Sify.com,” “SatyamOnline,” “Satyam: Net”, “satyamonline.com” and “Satyam iway” are trademarks used by our associate company, Sify Limited, or “Sify”, for which registration applications are pending in India. All other trademarks or tradenames used in this Annual Report on Form 20-F, or “Annual Report”, are the property of their respective owners.

     In this Annual Report, references to “$”, “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

     For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate in the City of New York on March 31, 2003 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2003 was Rs. 47.53 per $1.00.

     Information contained in our websites, including our corporate website, www.satyam.com, is not part of this Annual Report.

Forward-Looking Statements May Prove Inaccurate

     IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “ITEM 3. KEY INFORMATION—RISK FACTORS”, “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS ANNUAL REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS ANNUAL REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN OUR QUARTERLY REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR SEC, FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

Selected Financial Data

You should read the following selected consolidated historical financial data in conjunction with our financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The statement of operations data for the fiscal years ended March 31, 1999, 2000, 2001, 2002 and 2003 and the balance sheet data as of March 31, 1999, 2000, 2001, 2002 and 2003 are derived from our consolidated audited financial statements including the notes, included elsewhere in this report, prepared in accordance with U.S. GAAP for the fiscal years ended March 31, 1999, 2000, 2001, 2002 and 2003. As a result of our decreased ownership interest, we no longer maintain a controlling interest in Sify and subsequent to December 9, 2002 we have accounted for our interest in Sify using the equity method. Consequently, financial data for the year ended March 31, 2003 is not comparable with prior periods.

	Year ended March 31,

	1999	2000	2001	2002	2003

	(in thousands ($), except per share data and as stated otherwise)
Statement of Operations Data:
Revenues:
Information technology services	95,573	149,257	273,467	377,321	432,621
Internet services	2,222	15,198	36,840	36,585	25,715
Software products	—	—	—	585	871
Total revenues	97,795	164,455	310,307	414,491	459,207
Cost of revenues (1)	(49,559)	(90,449)	(208,121)	(238,996)	(272,688)
Gross profit	48,236	74,006	102,186	175,495	186,519
Operating expenses:
Selling, general and administrative expenses (2)	(31,896)	(69,592)	(124,100)	(140,896)	(119,424)
Amortization of goodwill	(130)	(5,043)	(24,728)	(16,997)	—
Impairment of goodwill	—	—	—	(81,115)	—
Impairment of other non marketable Investments	—	—	—	—	(3,299)
Reversal of Put option charge	—	—	—	—	19,843
Total Operating Expenses	(32,028)	(74,635)	(148,828)	(239,008)	(102,880)
Operating Income(Loss)	16,208	(629)	(46,642)	(63,513)	83,639
Interest Income	43	2,625	5,732	3,806	7,158
Interest Expense	(6,905)	(11,290)	(9,632)	(2,856)	(800)
Gain of Sale of shares in Infoway	—	—	—	45,594	—
Gain on Sale of Shares in Satyam GE	—	—	—	—	830
Gain/(loss) on foreign exchange transactions	918	1,072	5,816	10,813	(4,757)
Other Income/(expenses)	44	(19)	646	1,277	(1,746)
Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies net	10,308	(8,241)	(44,080)	(4,879)	84,324
Income taxes	(1,105)	(1,619)	(4,137)	(17,234)	(12,295)

	Year ended March 31,

	1999	2000	2001	2002	2003

	(in thousands ($), except per share data and as stated otherwise)
Minority interest	(171)	2,785	25,772	73,406	11,082
Equity in earnings (losses) of associated companies, net of taxes	(18)	135	(5,467)	(25,401)	(3,339)
Net Income (loss)	9,014	(6,940)	(27,912)	25,892	79,772
Earning Per Share:
Basic	0.03	(0.03)	(0.10)	0.08	0.26
Diluted	0.03	(0.03)	(0.10)	0.08	0.25
Earning (loss) per ADS Basic	0.07	(0.03)	(0.21)	0.17	0.51
Diluted	0.07	(0.03)	(0.21)	0.17	0.50
Weighted average equity shares used in computing earnings per share (in thousands):
Basic	260,190	264,720	269,943	305,751	311,797
Diluted	260,260	264,720	269,943	307,113	318,658
Weighted average ADS used in computing earnings per ADS:
Basic	130,095	132,360	134,972	152,875	155,899
Diluted	130,130	132,360	134,972	153,556	159,329
Cash dividend per equity share	0.01	0.01	0.02	0.02	0.03
Cash dividend per ADS	0.03	0.03	0.03	0.04	0.06
Other Data:
Net cash provided by (used in):
Operating activities	$14,245	$14,115	$5,935	$116,371	$98,540
Investing Activities	(36,089)	(83,619)	(137,775)	(40,360)	(271,959)
Financing Activities	35,849	251,664	14,212	110,747	(12,145)
Capital Expenditure	39,071	42,909	85,156	29,664	11,016
Number of information technology services technical associates	3,513	4,473	7,798	7,898	9,086

(1)	Inclusive of deferred stock based compensation expense of $13,356 thousand in fiscal 2000, $31,336 thousand in fiscal 2001, $7,212 thousand in fiscal 2002 and $1,591 thousand in fiscal 2003.

(2)	Inclusive of deferred stock based compensation expense of $3,575 thousand in fiscal 2000, $14,782 thousand in fiscal 2001, $3,582 thousand in fiscal 2002 and $2,930 thousand in fiscal 2003.

	As at March 31,

	1999	2000	2001	2002	2003

	In thousands ($)
Balance Sheet Data:
Cash and Cash Equivalents	13,215	192,304	66,068	243,454	62,202
Total Assets	116,319	412,559	481,099	515,502	568,843
Total Long-term debt (excluding current portion)	47,967	50,050	9,625	2,712	1,738
Total share holders’ Equity	35,892	168,474	194,695	369,842	460,668
Capital stock	—	205,234	269,135	422,674	423,850

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

Risks Related to Our Overall Operations

     Any inability to manage our rapid growth could disrupt our business and reduce our profitability

     We have experienced significant growth in recent periods. Our total revenues increased 10.8% in fiscal 2003 as compared to fiscal 2002. As of March 31, 2003, we had 9,838 employees, whom we refer to as associates, worldwide as compared to 9,532 associates as of March 31, 2002. We expect our growth to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	providing adequate training and supervision to maintain our high quality standards; and

•	preserving our culture and values and our entrepreneurial environment.

     Our subsidiaries and associated companies may continue to experience losses and negative cash flows.

     As of May 31, 2003, we owned 36.0% of the equity shares of Sify and all of the outstanding stock of VCI. Since their inception in December 1995 and January 1999, respectively, Sify and VCI have incurred significant operating losses and negative cash flows. As of March 31, 2003, the cumulative net losses incurred by Sify were $247 million and by VCI were $27.3 million. We cannot assure you that the operating losses or negative cash flows of Sify and VCI will not continue or increase in the future or that Sify and VCI will become profitable.

     The value of our interest in Sify may decline.

     Sify’s ADSs are listed for trading on the Nasdaq National Market under the symbol “SIFY”, however we do not know whether Sify will be able to retain this listing in the future. The market price of Sify’s ADSs has been highly volatile, ranging from a high of $425 per ADS to a low of $0.88 per ADSs from its initial public offering in October 1999 through May 31, 2003, and may continue to fluctuate widely. Any decline in the market price of Sify’s ADSs is likely to cause the value of the equity shares of Sify which we hold to decline. We hold our interest in Sify in the form of equity shares for which there is no market and our ability to convert these equity shares into ADSs is restricted. Under a shareholders’ agreement to which we are a party, mergers, acquisitions and sales of substantially all the assets of Sify require the approval of two other Sify shareholders, Softbank Asia Infrastructure Fund, or SAIF, and VentureTech Solutions Private Ltd., or VentureTech. Sify has not been profitable since its founding and may continue to incur significant losses and negative cash flows in the future.

     Deferred stock compensation expenses may significantly reduce our net income under U.S. GAAP.

     Our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, employees were typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under currently applicable U.S. GAAP, amortized over the vesting period of the warrants or options. We expect to recognize amortization of deferred stock based compensation expense in respect of our three Associate Stock Option Plans, ASOP, ASOP-B and ASOP ADS, in the approximate amounts of $2.5 million in fiscal 2004 and $0.3 million in fiscal 2005 based on the price of our equity shares on March 31, 2003 and in connection with both granted and ungranted warrants and options on that date. Depending on the market value of our equity shares on the dates future grants are made, amortization of deferred stock based compensation expense with respect to ungranted warrants may cause the expected amounts to change. The size of our stock compensation expenses has contributed, and may continue to contribute to negative operating income and negative net income for purposes of U.S. GAAP. We recognized deferred stock based compensation of $1.7 million under our ASOP, ASOP B and ASOP ADS Plans in fiscal 2003 and $3.3 million was amortized and charged to earnings.

     Our financial results are impacted by the financial results of entities that we do not control.

     As at March 31, 2003, we have a significant, non-controlling interests in Sify, Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited that are accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as “Equity in losses (gains) of associates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company but have the ability to exercise significant influence over their operating and financial policies. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Sify, Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence their activities. We may also be required to record additional impairment charges in their carrying value if we deem the investment to be impaired due to adverse events, many of which are outside of our control, on their business, results of operations and financial condition in future periods.

     Impairment of goodwill on account of our investments may impact our net income under U.S. GAAP.

     We make estimates in the preparation of financial statements including the utility of goodwill. Changes in such estimates resulting from events many of which are outside of our control, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares.

     Our revenues are highly dependent upon a small number of customers.

     We derive a significant portion of our revenues from a limited number of corporate customers. In fiscal 2003, our largest customer, General Electric Company and its affiliates, accounted for 17.1% of our information technology, or IT services revenues (excluding inter-segment revenues) and 16.1% of our total revenues. In fiscal 2003, our second largest customer, accounted for 9.2% of our IT services revenues (excluding inter-segment revenues) and 8.7% of our total revenues. During fiscal 2003 and fiscal 2002, our five largest customers accounted for 40.8% and 42.2%, respectively, of our IT services revenues (excluding inter-segment revenues) and 38.4% and 38.4%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers. As a result, if we were to lose one of our major customers or have it significantly reduce its volume of business with us, our profitability could be reduced.

     We dedicate significant resources to develop international operations which may be more difficult to manage and operate.

     In addition to our offshore IT centers in India, we have established IT centers in the United States, United Kingdom, Japan, Dubai, Australia, Singapore and other countries. Further we plan to open additional international facilities. Our lack of experience with facilities outside of India subjects us to risk with regard to foreign regulation and overseas facilities management. Increasing the number of IT centers and the scope of operations outside of India subjects us to a number of risks, including administrative difficulties, currency exchange rate fluctuations, restrictions against the repatriation of earnings, overlapping taxes and cost overruns and delays.

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

     Our ability to execute projects and to obtain new customers depends, in large part, on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In fiscal 2002 and fiscal 2003, we experienced associate attrition at a rate of 13.2% and 15.6%, respectively. Any increase in our attrition rates, particularly the rate of attrition of experienced software engineers and project managers and leaders, would harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and re-train our technical associates to keep pace with continuing changes in IT, evolving technologies and changing customer preferences. Historically, wage costs in the Indian IT services industry have been significantly lower than wage costs in the United States for comparably skilled technical associates. However, in recent years, wage costs in the Indian IT services industry have been increasing at a faster rate than those in the United States, driven in part by demand for Indian technical associates overseas. In the long-term, wage increases may make us less competitive unless we are able to continue increasing the efficiency and productivity of our professionals and the prices of our services.

     U.S. immigration restrictions could limit our ability to expand our U.S. operations.

     Our professionals working onsite at a customer’s premises in the United States are typically required to obtain visas. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that are approved in any government fiscal year and in some years recently this limit has been reached well before the end of the fiscal year. In years in which this limit is reached, we may be unable to obtain H-1B visas necessary to bring critical Indian technical associates to the United States on an extended basis. Changes in existing U.S. immigration laws that make it more difficult for us to obtain visas could impair our ability to compete for and provide services to customers.

     Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.

     As a core element of our business strategy, we continue to offer a portion of our services on a fixed-price basis, rather than on a time-and-materials basis. During fiscal 2003 and fiscal 2002, we derived 29% and 22%, respectively, of our total IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Many of these risks may be beyond our control. Our failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

     We may be liable to our customers for damages resulting from a system failure.

     Many of our contracts involve projects that are critical to the operations of our customers’ businesses and provide benefits that may be difficult to quantify. Any failure in a customer’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that the limitations of liability set forth in our service contracts will be enforceable in all instances or will otherwise protect us from liability for damages. We do not maintain liability insurance to cover losses from such claims for damages. Assertions of one or more large claims against us could result in lost customers, and could increase our costs and reduce our profitability.

     We face intense competition in the IT services market which could reduce our revenues and prevent us from maintaining our customers.

     The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

•	Indian IT services companies, such as Infosys Technologies Limited, Wipro Limited and Tata Consultancy Services;

•	U.S. IT services companies, such as Computer Sciences Corporation, Electronic Data Systems, Accenture, IBM, Cambridge Technology Partners and Keane Inc; and

•	other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms.

     We expect that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. A significant part of our competitive advantage has historically been the cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than us, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors’ responsiveness to customer needs.

     We may be restricted from acquiring non-Indian companies which could adversely affect our growth strategy.

     We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing attractive joint venture and acquisition opportunities. Under Indian law, an Indian company is usually required to obtain the approval of the Reserve Bank of India, or RBI, and/or the government of India to acquire a non-Indian company. If we are unable to obtain such approvals or are delayed in obtaining them, we may not be able to fully execute our growth strategy, which could adversely affect our operations.

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

     Any failure to meet a customer’s expectations could result in a cancellation or non-renewal of a contract. Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty, which could significantly reduce our revenues. Additionally, our contracts with customers typically are limited to a specific project and not any future work. There are also a number of factors other than our performance and not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house, or replace their existing software with packaged software supported by licensors, any of which could reduce our profitability.

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

     Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against various targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In early 2003, the United States and United Kingdom jointly conducted military operations against Iraq. These events are widely believed to have provoked a significant slow-down in worldwide economic activity. Events of this nature could influence the Indian and/or United States economy, from which the majority of our revenues are derived, and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

     Political instability could seriously harm business and economic conditions in India generally and our business in particular.

     During the past decade, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. Since 1996, the government of India has changed five times. The current government of India, formed in October 1999, has announced policies and taken initiatives that supported the continued economic liberalization policies that have been pursued by the previous governments. We cannot assure you that these liberalization policies will continue in the future. Government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

     Foreign investment restrictions under Indian law may adversely impact the value of our ADSs.

     Our equity shares are traded on the Stock Exchange, Mumbai (formerly known as the Stock Exchange, Bombay), the National Stock Exchange of India Limited and the Hyderabad Stock Exchange Limited and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the New York Stock Exchange in part because of restrictions on foreign ownership of the underlying shares.

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

Under prior Indian laws and regulations, our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will only be able to trade those equity shares on an Indian stock exchange and, under present law, likely will not be permitted to reconvert those equity shares to ADSs. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Indian Rs.1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

     Except for limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the Reserve Bank of India or any other government agency can be obtained on any terms or at all.

     Currency exchange rate fluctuations may affect the value of our ADSs.

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from April 1, 2001 through March 31, 2003, the value of the rupee against the U.S. dollar declined by approximately 9%. In fiscal 2002 and fiscal 2003, our U.S. dollar-denominated revenues represented 82.7% and 81.2%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings, if any. In fiscal 2002, our foreign currency translation losses were approximately $15.1 million while our foreign currency gains were approximately $16.6 million in fiscal 2003. Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Stock Exchange, Mumbai, the National Stock Exchange and the Hyderabad Stock Exchange, which we refer to collectively as the Indian stock exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

     The government of India has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.

     We have historically benefited from significant tax incentives provided under Indian tax laws. The principal applicable incentives are:

•	a tax deduction for all profits derived from exporting computer software and services; and

•	a 10-year tax holiday in respect of income derived from the operation of software development centers designated as “Software Technology Parks” under Indian tax legislation.

     As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the Indian statutory income tax rate of 35.0% plus an applicable surcharge. The Software Technology Park tax exemption scheme has been modified effective as of April 1, 2001. All facilities registered in the program before March 31, 2001, which include all of our existing facilities in India and registrations for 2 new facilities which have not yet been constructed, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a resulting increase in our effective tax rate. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.

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

     We are incorporated under the laws of the Republic of India and many of our directors and key managerial personnel, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

•	effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

•	enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

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

     The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. The high and low prices of our shares on the Stock Exchange, Mumbai from 1999 until the present are set forth in the table below.

Year	High		Low

	Rs.	$ equivalent	Rs.	$ equivalent

1999	459.80	10.6	73.10	1.7
2000	1445.99	31.0	291.50	6.2
2001	429.70	9.0	111.00	2.3
2002	331.15	6.9	189.75	4.0
2003 (until May 30)	282.85	6.0	127.30	2.7

     On May 30, 2003, the closing price of our shares on the Stock Exchange, Mumbai was Rs. 167.30 ($3.6). For comparison purposes, these prices have been adjusted to give effect to our September 1, 1999 two-for-one stock split and our August 25, 2000 five-for-one stock split and an exchange rate of Rs. 47.07 per $1.00 as on May 30, 2003 has been used.

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

     The laws of India do not protect intellectual property rights to the same extent as the laws in the United States. For example, Indian law does not protect service marks. Further, the global nature of our business makes it is difficult for us to control the ultimate destination of our products and services. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.

     We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our intellectual property rights. Ownership of software and associated deliverables created for customers is generally retained by or assigned to our customers, and we do not retain an interest in such software and deliverables.

     We have applied for the registration of “Satyam”, “VisionCompass” and other related marks as trademarks in India, the United States and in other jurisdictions where we carry on business. We currently require our technical employees to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of confidential and proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of confidential and proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

     Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management’s attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.

You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.

     Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date the Depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the Depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

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

     Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. As U.S. holders of ADSs represent 10.67% of our outstanding equity shares, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our Depositary, which may sell the securities for your benefit. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights.

     At our request, the depositary bank will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

     Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

     An active or liquid trading market for our ADSs is not assured.

     We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the New York Stock Exchange and this may cause our stock prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt. Further, if our ADS trading price falls below $5.00 per ADS, our ADSs will be considered a penny stock and trading in our ADSs will be subject to a set of rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require broker-dealers who recommend penny stocks to persons other than their established customers and accredited investors to make a special written suitability determination for the purchaser, provide them with a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market, and receive the purchaser’s written agreement to the transaction before the sale. These requirements limit the ability of broker-dealers to sell penny stocks. Also, because of the extra requirements, many broker-dealers are unwilling to sell penny stocks at all. As a result, if our ADSs were subject to the penny stock rules, the market liquidity for our ADSs could be adversely affected.

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

     The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of May 31, 2003, we have an aggregate of 312,386,210 equity shares outstanding, which includes underlying equity shares of 33,350,000 for 16,675,000 ADSs. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.

Forward-looking statements contained in this Annual Report may not be realized.

     We have included statements in this document which contain words or phrases such as “may,” “will,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should” and similar expressions or variations of such expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.

     In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described in this “Risk Factors” section. We do not intend to update any of the forward-looking statements after the date of this Annual Report to conform such statements to actual results.

Item 4. INFORMATION ON THE COMPANY

History and Development

     Our IT professionals work onsite, offshore or offsite to provide customized IT solutions for companies in several industry sectors. Our development centers in India, United State of America, United Kingdom, Dubai, Singapore, Malaysia, Japan and Australia serve over 280 global companies, of which 81 are Fortune 500 corporations. Our marketing network spans 45 countries across five continents.

     The full legal name of our company is Satyam Computer Services Limited. Satyam was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Indian Companies Act on June 24, 1987. Our registered office is located at Mayfair Center, SP Road, Secunderabad 500 003, Andhra Pradesh, India. Our principal place of business is the Satyam Technology Center located at Bahadurpally Village, Qutbullapur Mandal, R.R. District 500 855, Hyderabad, Andhra Pradesh, India, telephone number (91) 40-2309-7505. Our agent for service in the United States is CT Corporation System, 111 8th Avenue, New York, New York 10011, telephone number 1 (212) 894-8940. Our operations are primarily conducted in India and majority of our revenues are derived from the United States.

     We effected a two-for-one stock split (in the form of stock dividend) of our equity shares in September 1999 and a five-for-one stock split of our equity shares in August 2000.

     In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) in the United States and elsewhere outside of India a price of $9.71 per ADS. We received approximately $152.7 million, net of underwriting discounts, commissions and other costs of this offering. On May 15, 2001, our ADSs were listed on the New York Stock Exchange.

     Our principal capital expenditures for the fiscal years 2003, 2002 and 2001 were comprised mainly of expansion of infrastructure facilities in India and abroad. Our capital expenditures amounted to $11.0 million in fiscal 2003, $30.0 million in fiscal 2002 and $85.2 million in fiscal 2001. In fiscal 2003, capital expenditures were incurred mainly for the purchase of computers and other electrical equipment. In fiscal 2002, our capital expenditures were incurred mainly for expansion of offshore facilities in acquisition/long lease of land in Bangalore and expansion of facilities in Hyderabad and Chennai. In fiscal 2001, our capital expenditures were incurred mainly for expansion of offshore facilities in

Hyderabad, Chennai. In fiscal 2001, our capital expenditures were incurred mainly for expansion of offshore facilities in Hyderabad, Chennai and acquisition of land in Bangalore.

Business Overview

     We are a global professional IT services company. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. We began providing IT services to businesses in 1988 and as of March 31, 2003 we had 9,086 technical associates servicing over 280 customers worldwide. In addition to our core business of providing IT services, we have also selectively invested in related businesses.

     We recognized the importance of the Internet to India and, in December 1995, created Sify Limited (formerly Satyam Infoway Limited), which we believe is the largest integrated Internet, network and electronic commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. Sify’s shares are listed only in the United States and are quoted on the Nasdaq National Market under the symbol “SIFY”. In February 2002, we acquired Sify’s software services business for approximately $6.9 million in a transaction approved by Sify’s shareholders and subjected to an independent valuation. The objective of this acquisition was to permit us to focus on our core business of software services and Sify to focus on Internet Services. During the year ended March 31, 2003, due to the sale of new shares by Sify to Softbank Asia Infrastructure Fund, or SAIF, and VentureTech Solutions Private Ltd. or VentureTech, our ownership interest in Sify was reduced from 52.51% to 37.15%. As a result of this reduced ownership interest, we deconsolidated Sify on December 9, 2002 and now account for our interest in Sify using the equity method. VentureTech invested an additional $1.8 million in Sify in April 2003, and our ownership interest was further reduced to 36.0%.

     Through our wholly owned subsidiary in the United States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. In April 2003, we decided to discontinue the operations of Vision Compass Inc. and focus on our core IT business.

     In June, 2002, we formed Nipuna Services Limited, or Nipuna, a wholly owned subsidiary to provide various services connected with business process outsourcing.

Industry Overview

     In May 2003, Gartner Dataquest forecasted that the worldwide IT services market would grow from $536.3 billion in 2002 to $707.4 billion in 2007, representing an annual compound growth rate 5.7%. We believe the growth of this industry is driven by the following factors and trends:

     Increased importance of IT to businesses. In today’s increasingly competitive business environment, companies have become dependent on technology not only to conduct day-to-day operations, but also as a strategic tool to enable them to re-engineer business processes, restructure organizations and react quickly to competitive, regulatory and technological changes. As systems continually become more complex, companies increasingly turn to external IT service providers to develop and implement new technologies and integrate them with existing applications in which a company may have already made a considerable investment.

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

     Emergence of a high-quality IT services industry in India. India has emerged as a destination for companies seeking to engage IT service providers in a variety of areas, including eBusiness and software design, development, integration and system maintenance. India’s National Association of Software and Service Companies, or NASSCOM

estimates that export revenue generated from the software and service industry in India was approximately $13.5 billion in fiscal 2002 and is expected to reach $50.0 billion by fiscal 2008. The key factors contributing to this rapid growth include the availability of a large pool of highly skilled, English-speaking engineers and professionals, the ability to produce high quality software applications, low personnel costs relative to the United States and a time difference which permits work to be done during non-business hours in the United States and Europe.

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

     Indian companies have developed high-quality methodologies. A January 2002 NASSCOM survey of international quality standards of the top 300 Indian IT services companies showed that 216 had acquired ISO 9000 or SEI or other certifications and 58 more companies were in the process of acquiring the same. According to NASSCOM, currently 36 Indian companies have received a level five assessment under the Software Engineering Institute’s Capability Maturity Model, or SEI-CMM, developed by the Carnegie Mellon University. Level five is the highest level attainable under the SEI-CMM standards, which assess an organization’s quality management system and systems engineering processes and methodologies. The level five certification process involves periodically subjecting our management system and systems engineering processes and methodologies to stringent third party review and verification. Some of our customers look to an SEI-CMM certification as a threshold indication of the quality of our processes and methodologies.

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

Our Business

     We believe the following aspects of our business help us to address the challenges faced by our customers in the current IT environment.

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

     Global delivery model. We provide our services through our offshore centers located in India, our offsite centers located in the United States, United Kingdom, Japan, Singapore, Dubai, Australia and Malaysia and onsite teams operating on our customers’ premises. Through this global network, we can provide a flexible delivery mix that is tailored to meet our customers’ specific needs. In addition, our global network of centers allow us to service our customers on a 24-hour basis and thereby shorten the time required to complete projects. Our onsite teams and offsite centers allow us to respond quickly to customer requests, to interact closely with the customer to develop IT services where the customers’ specifications are not clearly defined and to market services tailored to meet the needs of specific geographic markets.

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

     Adherence to high quality standards. We have a large pool of highly trained technical associates that allows us to provide high quality services tailored to meet our customers’ needs. As of March 31, 2003, 58% of our technical associates had bachelors degrees in engineering, and 42% had masters degrees in engineering, technology or computer applications and bachelors degrees in science and others. Each new technical associate must participate in a three to six-month software engineering training program and all technical associates are expected to undertake between 40 and 80 hours per year of development training. In addition, we have implemented strict quality control programs which form an integral part of our project management methodology to ensure we provide high quality services to our customers. We have a company-wide quality management system which satisfies the ISO 9001 TickIT and received a level five assessment under the SEI-CMM standards. Among other things, our system involves a rigorous review of software development processes, testing of all work, measurement and analysis of key quality metrics and regular internal quality audits. Our adherence to this system ensures that our customers receive timely delivery of consistent and high-quality services.

Strategy

     Our main goal is to be a leading worldwide provider of comprehensive IT services. We intend to accomplish our goal by.

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

     Leveraging our existing customer base. Our goal is to build long-term stable business relationships with our customers to generate consistent revenues. With our existing customers, we plan to continue to expand the scope and range of the services we provide by extending our capabilities into new and emerging technologies and by understanding our customers’ businesses. For example, some of our customers who initially engaged us for Year 2000 conversion projects subsequently retained us to provide other IT services. In fiscal 2003 and fiscal 2002, we generated 93.2% and 82.7%, respectively, of our IT services revenues (excluding inter-segment revenues) from customers who were customers in the prior year. To further strengthen our relationships and broaden the scope and range of the services we provide to existing customers, our senior corporate executives have specific relationship management responsibilities for our largest customers. During fiscal 2003, we appointed approximately 30 relationship managers to further our relations with our major customers.

     Expanding our presence in existing markets and penetrating new geographic markets. We plan to expand our presence in our existing markets and to establish a presence in new geographic markets throughout Europe and the Asia-Pacific region. We intend to accomplish this by leveraging our existing global customer base to serve them in other geographic locations. During the fiscal 2003, We opened additional sales and marketing offices in Europe, the Asia-Pacific region and Canada and offsite centers in Australia, China and Malaysia to help us gain better access to new customers. We also plan to continue to hire local employees to staff and manage our offsite centers. We believe that the use of locally hired technical associates and managers working from offsite centers will enable us to increase our share of the local market and compete more effectively with local IT service providers.

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

     Attracting and retaining quality technical associates and augmenting their training. To attract, retain and motivate our technical associates, we plan to continue to provide an environment that rewards entrepreneurial initiative and performance, including competitive salaries and benefits as well as incentives in the form of cash bonuses and stock options. We also intend to continue to devote significant resources to training our technical associates through our Satyam Learning Center in a variety of software languages and computer platforms. We have also established the Satyam Technology Entrepreneurship Program, known as STEP, through which we provide an opportunity for technical associates with ideas to act as real entrepreneurs by forming joint ventures with our company to develop and market their ideas, with access to our resources, people, infrastructure and systems. These joint ventures are run by the participating associate as virtual companies, and the participating associate receives a fixed percentage of the equity of the joint venture, creating a sharing of the wealth between the individual associate and our company.

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

IT Services

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

     System maintenance. We provide maintenance services for large software systems, which may include modifications and enhancements to the system and product support. We also assist customers in migrating to new technologies while extending the useful life of existing systems. Projects may involve re-engineering software to migrate applications from mainframe to client/server architectures or to migrate from existing operating systems to UNIX or Windows NT. For companies with extensive proprietary software applications, implementing such technologies may require rewriting and testing millions of lines of software code. We perform most of the maintenance work at our offshore facilities using satellite links to our customer’s system. In addition, we maintain a small team on the customer’s premises to coordinate support functions.

     Packaged software integration. We work with providers of packaged software in the areas of enterprise resource planning, customer relationship management and supply chain management to install and integrate these packages with our customers’ existing computer systems and with various Internet applications as required to address the eBusiness needs of our customers. These packaged software applications help enable companies to strengthen relationships with their customers and business partners, create new revenue opportunities, enhance operating efficiencies and improve communications. We also customize this software to meet the specific needs of our customers and provide ongoing maintenance and support services. We have established alliances with providers of enterprise resource planning systems, such as Oracle and SAP. We have also established alliances with other companies who supply customer relationship or supply chain management systems and eBusiness applications for building on-line businesses. In addition, we offer our customers applications in the areas of business and customer intelligence, data-mining and data-warehousing to enable them to analyze trends.

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

Delivery of IT Services

     We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating at the customers’ premises.

     Offshore centers. We typically assign a team of technical associates to visit a customer’s premises and determine the scope and requirements of a particular project. Some members of the initial team remain onsite to facilitate direct liaison with the customer, while others return to India to establish and supervise a larger project team of suitably qualified technical associates to implement the project. Typically 20% of a project team will be on site depending on the nature and complexity of the project. Projects completed in our offshore centers in India contributed 44.3% and 47.7% to our IT services revenues in fiscal 2003 and fiscal 2002, respectively.

     We have also entered into arrangements with several customers where an entire project team is assigned to a single customer. Such teams, called dedicated offshore centers, work from our facilities in India and are staffed and managed by us. Once the project priorities are established by the customer, we, in conjunction with the customer’s IT department, manage the execution of the project. When needed, our dedicated offshore centers will have equipment specific to the customer, or will have a separate work area with its own security protocols. The customer agrees to a regular periodic billing amount regardless of the work performed. We have an established dedicated offshore centers for, among others, General Electric Appliances Products LLP, and Ford Motor Company.

     Offsite centers. We believe that a key success factor in meeting our customers’ needs is our physical presence near the customer. Accordingly, we have expanded and improved the offshore development model by establishing offsite centers in our major markets. In the United States, we currently operate offsite centers located in Atlanta, Georgia; Chicago, Illinois; Parsippany, New Jersey; and Santa Clara, California. Outside of the United States, we have six offsite centers located in Tokyo, Japan; Basingstoke, U.K.; Singapore; Sydney, Australia; Dubai and Malaysia. We believe our offsite centers allow us to respond quickly to customer requests, to interact closely with the customer to develop IT services where the customer’s specifications are not clearly defined and to market services tailored to meet the needs of specific geographic markets. In addition, we staff our offsite centers with locally-hired managers, marketers and technical associates which we believe enable us to compete more effectively with local IT service providers.

     Onsite teams. Some customers require the presence of our project teams at their premises, particularly for mission critical or high-end projects. The customer’s team and our project team collaborate to develop IT services that meet the customer’s specifications.

     Projects completed at onsite and offsite centers contributed 55.7% of our IT services revenues in fiscal 2003 and 52.3% in fiscal 2002.

     As of March 31, 2003, 2,386 of our technical associates worked in our customers’ premises and offsite centers compared to 1,894 as of March 31, 2002.

Quality and project management

     We believe that quality is a culture, expressed in the way we interact and cater to the needs of our clients, and in the products and processes we deliver to them. So while we have met several external quality parameters, we are even more stringent about setting and meeting our own exacting standards.

     To minimize disruptions and financial loss in the event of a disaster or disruption to our business operations, we have implemented a business continuity management system. This integrated enterprise wide process explores possible failure scenarios, assesses their impact on our business and puts in place appropriate controls to mitigate and manage the risks.

     Over the last year, we have opened our global Business Continuity Center in Singapore. This center is designed to ensure that our clients receive seamless and uninterrupted support in case we are unable to provide our services from India or elsewhere and equips us with an alternate site for our critical projects when required. We are the first major Indian software company to establish such an operation in Singapore. We chose Singapore as the site for this center based on its excellent connectivity to the rest of the world, low risk profile and new visa scheme to facilitate disaster recovery and business continuity operations.

     Our multiple international locations provide us with numerous options for alternate sites in any eventuality. Our business continuity plans, backed by redundant network connectivity and replication/back-up facilities, are intended to ensure a high level of preparedness.

     During the fiscal 2003, we launched a new initiative known as ORBIT 5 (Organizational and Business Transformation), aimed at transforming the efficiency of our processes to deliver a higher standard and service.

     The ORBIT 5 initiative aims not only to achieve and maintain our processes and sub-processes at the highest level but also to help us to create world-class infrastructure and systems.

     To further improve our business processes, we have also adopted the iSTRIVETM methodology. This methodology involves systematic data gathering and statistical analysis to enable us pinpoint errors in our processes.

Customers

     We market our services primarily to companies in the United States, Europe, the Middle East and the Asia-Pacific region. Our strategy is to seek new customers and at the same time secure additional engagements from existing customers by providing high quality services and by being responsive to customer needs. The strength of our relationships has resulted in significant recurring revenue from existing customers. We generated $403.1 million, $312.5 million and $224.1 million in IT services revenues in fiscal 2003, fiscal 2002 and fiscal 2001 respectively, from customers who were customers in the prior fiscal year. We also derive a significant proportion of our IT services revenues from a limited number of customers. In fiscal 2003, fiscal 2002 and fiscal 2001 our largest customer, General Electric Company and its affiliates, accounted for 17.1%, 20.1% and 18.0%, respectively, of our IT services revenues (excluding inter-segment revenues) and 16.1%, 18.3% and 15.8%, respectively, of our total revenues. During the same periods, our second largest customer, accounted for 9.2%, 7.6% and 9.3% respectively, of our IT services revenues (excluding inter-segment revenues) and 8.7%, 6.9% and 8.1% respectively, of our total revenues. In fiscal 2003, fiscal 2002 and 2001 our five largest customers accounted for 40.8%, 42.2% and 39.1% respectively, of our IT services revenues (excluding inter-segment revenues) and 38.4%, 38.4% and 34.2% , respectively, of our total revenues.

Sales and Marketing

     We sell and market our services through 22 sales and marketing offices spread across the globe. We target our efforts towards Fortune 500 & Global 1000 corporations. Our sales efforts are complemented by our marketing team, which assists in brand building, Alliance management and other corporate level marketing efforts. Our sales efforts are largely decentralized and conducted within each of our business segments. As of March 31, 2003, we had 150 sales (including pre-sale, support) and marketing employees.

Joint Ventures and Alliances

     We have in the past entered into, and plan to continue to enter into, joint ventures and alliances with technology providers, customers, and IT service providers, particularly in markets in which we are not currently involved. We enter into these joint ventures and alliances to gain access to additional customers, to acquire expertise in high-end software products and emerging technologies, to add qualified personnel and to make investments in companies engaged in providing services to niche markets. Our two most significant joint ventures have been with GE and TRW Inc., each of which ended during the year ended March 31, 2003.

     GE Affiliate: In December 1998, we entered into a joint venture with an affiliate of GE Industrial Systems. The joint venture company provided the GE affiliate with engineering design services, software development and system maintenance services. We believe this joint venture was significant because it has helped us to strengthen our relationship with one of our largest customers, General Electric Company and its affiliates. During the year ended March 31, 2003 we sold our interest in this joint venture after an affiliate of General Electric Company exercised its option to purchase our interest for US$4 million. The gain on this transaction amounted to $830 thousand and has been recognized in the statement of operations.

     TRW Inc.: In September 2000, we entered into an agreement with TRW Inc. to form a non-exclusive joint venture to provide TRW and other global companies with software development, system maintenance and engineering design services. We held a 76% interest in the joint venture. TRW had targeted to outsource to the joint venture at least $200 million in revenue from information systems and engineering work from the formation of the joint venture until December 31, 2005.

     In October 2002, Northrop Grumman Corporation acquired TRW and TRW’s name was changed to Northrop Grumman Space & Mission Systems Corporation. We acquired Northrop’s 24% interest in the joint venture for a mutually agreed consideration of $3.5 million and based on business prospects and new business synergies between the parties.

     The acquisition has been accounted using the purchase method and the allocation of the purchase price was almost entirely related to goodwill. We recognized goodwill of $3.4 million on this acquisition equal to the excess of the consideration paid of $3.5 million over the fair value of that portion of the net assets acquired as of March 28, 2003. In accordance with the provisions of SFAS 142, the goodwill has not been amortized post acquisition.

Competition

     The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of our company. Our primary India based competitors include Infosys Technologies Limited, Wipro Limited and Tata Consultancy Services. Our primary U.S. based competitors include Computer Sciences Corporation, Electronic Data Systems, Accenture, Cambridge Technology Partners and Keane Inc. Generally, our competitors include participants from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than us. We believe that the principal competitive factors in the IT services industry include the range of services offered, technical expertise, responsiveness to customer needs, speed in delivering IT services, quality of service and perceived value. We believe that we compete favorably with respect to these factors. There are relatively few barriers to entry into our markets such that we may face additional competition from new entrants into our markets. In addition, there is a risk our customers may elect to increase their internal IT resources to satisfy their IT services needs.

Communications Infrastructure

     A key component of our IT services delivery model is the linking of a customer’s onsite system with our offsite and offshore centers through a privately owned Frame Relay Network consisting of satellite and fiber communications links. Our data and voice network, SatyamNet, connects our facilities worldwide through a high speed network with a backbone of satellite, fiber optic and land lines. Video Conferencing facilities are available at multiple locations to improve customer interaction. SatyamNet allows projects to progress and software applications to be installed without the need for extensive attendance at the customer’s premises. Similarly, day-to-day maintenance of a customer’s system can be carried out largely from one or more offsite or offshore centers with only a few maintenance professionals required to be stationed at the customer’s premises. We lease dedicated telecommunication lines from VSNL, TATA, BHARATI and Software Technology Park of India which permit data communication between our facilities in India and the MCI, SPRINT and AT&T communication networks to connect to our customers’ facilities abroad. All of our Indian satellite and fiber links terminate at our U.S. communication hubs in Vienna, Virginia and Parsippany, New Jersey. From the Vienna and Parsippany communication hubs, we connect our offshore centers in India to our offsite centers in the United States through high speed networks and to customers’ systems through leased lines, the Internet, the customer’s own network or a network operated by third parties. These two locations act as back-up telecommunications centers for each other to help ensure that the connectivity to our customer premises is always available.

     In December 2001, we completed a major upgrade of SatyamNet to enhance and optimize network efficiency across all operating locations. This upgrade has enhanced our aggregate links capacity by more than 100.0% in different bandwidths, which cater to the networking requirements of approximately 7,000 workstations across various geographic locations. We currently lease two 2Mbps Fiber Optic links from Hyderabad and Chennai and three 512 Kbps international links ( one fiber and the other two satellite ) and one 64 kbps international satellite link. The aggregate bandwidth is 9.5 Mbps and consists of both fiber and satellite links to take care of media redundancy. In addition, we have 1 Mbps committed information rate high speed links aggregating to 6 Mbps connecting various cities in India. Our intra-city links are connected by 2048 kbps lines to multiple locations through multiple providers, thus providing high availability and complete redundancy. We are connected with the United Kingdom by a 256 K dedicated leased circuit and also connected to Australia and Singapore by a 128 K link framed leased circuit from our

U.S. office hubs. We have also added redundant Internet Mail and Name Resolution servers in our U.S. offices as a part of our disaster recovery infrastructure.

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

     We have not experienced any significant downtime in our communications network during the past two years. To help minimize the likelihood of downtime in our voice and data communications network, we have built redundancy and alternative pathways into our network. For example, most of our communications take place over international links. Each office that has its own international link also has a inter-city link to another nearby office, which provides an alternative pathway for international communications if the office’s own international link breaks down. We have also provided ISDN links as a back-up for the intra-city links. We stock spare parts for our network equipment so that we can quickly repair equipment breakdowns.

     The terms of our customer contracts often impose particular confidentiality and security standards. We have independently established a system of security measures to protect our computer systems from security breaches and computer viruses that may attempt to gain access to our communications network. We maintain a firewall at the entry point of the network which checks incoming data for viruses and unauthorized access before they are transmitted on SatyamNet. All traffic received at our facilities in India is again checked for viruses, with contaminated files quarantined. We have implemented a two tier virus protection, which includes arrangements with two virus protection vendors as a preventive countermeasure against computer viruses. Our backup process which includes daily, weekly and monthly backups. Backup tapes are stored at different locations to ensure maximum protection against losses. We have been accredited with BS7799 / ISO 17799 certification by Ministry of Information Technology, Government of India, for all our locations in India — in recognition of our high standards of network security and business continuity practices.

Premises and Equipment

     Our corporate headquarters, the Satyam Technology Center, is located in Hyderabad, India. We own this facility, which provides a modern workspace for approximately 1,400 software engineers in two buildings covering an aggregate area of approximately 209,300 square feet, which are linked to our other facilities through our SatyamNet. The Satyam Technology Center also has recreational facilities and housing for up to 400 associates and covers an area of approximately 153,000 square feet. An auditorium/convention center is being constructed at our Satyam Technology Center to cater to our growing needs to host meetings with large number of participants, gatherings and for live interactive sessions.

     We have additional software technology centers located in Bangalore, Bhubaneshwar, Chennai, Hyderabad and Pune, with facilities aggregating approximately 720,000 square feet. We own the facilities in Bhubaneshwar and lease our other facilities with terms ranging from six years to nine years. Each facility is equipped with computers, servers, telecommunications lines and back-up electricity generation facilities sufficient to ensure an uninterrupted power supply.

     In addition to the offshore centers in India, we operate offsite centers in major markets to establish a local presence closer to our customers. Our four offsite centers currently operating in the United States are located in Atlanta, Georgia; Chicago, Illinois; Parsippany, New Jersey and Santa Clara, California. Outside the United States, we operate six offsite centers located in Tokyo, Japan; Basingstoke, U.K.; Singapore; Sydney, Australia; Dubai and Malaysia.

     During the fiscal 2003, we constructed a new facility covering an area of 75,000 square feet on our own land in Bangalore, India. This facility is expected to be ready for operations soon.

Research and Development

     Our research and development efforts are focused on development services required by our existing customers or as needed to attract new customers. As of March 31, 2003, we employed 49 associates dedicated to our research and development activities. In addition, a number of our management and other operational personnel are also involved in research and development activities. We expect to continue to invest some of our resources in research and development. We estimate that we have spent approximately $1.4 million in fiscal 2003, $2.2 million in fiscal 2002 and $3.1 million in fiscal 2001 on company-sponsored research and development activities.

Intellectual Property

     Ownership of software and associated deliverables created for customers is generally retained by or assigned to the customer, and we do not usually retain an interest in such software or deliverables. We also develop software products and software tools which are licensed to customers and remain our property. We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret, patent and trademark laws to protect our proprietary rights in technology. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our proprietary information. The source code for our proprietary software is generally protected as trade secrets and as unpublished copyright works. We have applied for the registration of “Satyam” and “VisionCompass” as trademarks in India and United States. We have applied for one patent in the United States related to VisionCompass which we intend to pursue despite our decision to discontinue VisionCompass operations as this product remains in use by customers. We generally apply for trademarks and service marks to identify our various service and product offerings. Although we believe that our services and products do not infringe the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future.

Seasonality

     Our IT services business is not affected by seasonality.

Government Regulation

     Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive parts of Indian law that effect our business, including the fact that we are generally required to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. Finally, the conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

     Please see “Item 10. Additional Information”, as well as “Item 3. Key Information — Risk Factors” for additional information on the effects of governmental regulation of our business.

Internet Services

     Our associated company, Sify Limited (formerly known as Satyam Infoway Limited), was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Sify was formed as a separate business unit of our company to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. Until December 9, 2002, we owned the majority of Sify’s shares and it was a fully consolidated subsidiary. As a result of a private placement by Sify our ownership interest in Sify was reduced from 52.5% to 37.15%, we have accounted for our interest in Sify under the equity method of accounting since December 9, 2002.

     In October 1999, Sify completed an initial public offering on the Nasdaq National Market, where its ADSs continue to trade under the symbol “SIFY”.

     We believe that Sify is the largest integrated Internet, network and electronic commerce services company in India. Sify offers end-to-end solutions with a comprehensive range of services delivered over a common Internet backbone infrastructure. Sify’s services enable its business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using Sify’s private data network or the Internet.

Software Products

     Through our wholly owned subsidiary in the United States, VisionCompass Inc., or VCI, we developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. VCI’s sales and marketing strategy targeted Fortune 1000 companies in the manufacturing, professional services and telecommunications markets, utilizing both a direct sales force and select channel partners.

     In April 2001, following the completion of the latest version of VisionCompass, we decided to restructure VCI by reducing product development and general and administrative expenses. As part of the restructuring, the services of approximately forty personnel, including the Chief Executive Officer, were terminated.

     Following the restructuring, VisionCompass Inc., was able to generate modest profits during fiscal 2003. However, keeping in view the present business and economic conditions, the relative size and managerial time, we decided to discontinue the operations of VisionCompass so as to focus on our core business of IT services.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Item 3.-Risk Factors”.

Overview

We are a worldwide provider of professional IT services and offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives.

We continue to be the single largest shareholder of Sify, which provides Internet services in India, even though our ownership interest in Sify was reduced from 52.51% as at March 31, 2002 to 37.15% as at March 31, 2003 due to the private placement completed by Sify to Softbank Asia Infrastructure Fund (SAIF) and VentureTech Solutions Private Ltd. (VentureTech) in December 2002.

Sify received a $13.0 million investment by SAIF and the $3.5 million first tranche of a $7.0 million investment by VentureTech in December 2002. In connection with the completion of the financing, we have entered into a shareholders’ agreement with SAIF and VentureTech. In accordance with the shareholders agreement, VentureTech invested additional $1.75 million in Sify on April 30, 2003 and entered into an agreement whereby it is obligated to invest the remaining $1.75 million amount by July 31, 2003. Upon completion of the additional investment by VentureTech, the interests of SAIF, VentureTech and Satyam in Sify’s equity shares will be approximately 21.7%, 11.7% and 35.0%, respectively. The shareholders’ agreement provides for, among other things, the Sify Board of Directors to be comprised of nine directors to be nominated as follows: SAIF — two nominees; VentureTech — two nominees; Satyam — two nominees; South Asia Regional Fund — one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. The shareholders agreement has also granted SAIF and VentureTech consent rights with respect to specified corporate transactions. As a result of this decreased ownership interest, we no longer maintain a controlling interest in Sify and hence subsequent to December 9, 2002 we have accounted for our interest in Sify using the equity method. As a result, our consolidated financial statements for the year ended March 31, 2003 are not comparable with prior periods.

We own 100% of the outstanding stock of VisionCompass Inc., or VCI, which has developed and markets our software product, VisionCompass. VCI had revenues of $1.2 million and a net profit of $0.2 million for fiscal 2003.

Following the restructuring, VisionCompass Inc., was able to generate modest profits during fiscal 2003. However, keeping in view the present business and economic conditions, the relative size and managerial time, we decided to discontinue the operations of VisionCompass so as to focus on our core business of IT services.

On June 5, 2002 we formed Nipuna Services Limited or Nipuna, a wholly owned subsidiary in Secunderabad, Andhra Pradesh, India to provide various services connected with business process outsourcing. As of March 31, 2003, we had invested $0.2 million in Nipuna.

Consolidation of Subsidiaries

     As of March 31, 2003, we had invested $27.7 million in VCI, $5.1 million in Sify and $20.8 million representing equity and other advances in six of our other subsidiaries. Since its inception in January 1999 VCI has incurred significant operating losses and negative cash flows. As of March 31, 2003, the cumulative net losses incurred were $27.3 million by VCI and $14.6 million by our other subsidiaries. The results of Sify, VCI and our other subsidiaries are reflected in our consolidated audited financial statements under U.S. GAAP. Sify’s and VCI’s combined losses reduced our consolidated net income under U.S. GAAP by $12.3 million, $83.3 million and $42.6 million in the year ended March 31, 2003, 2002 and 2001 respectively.

Satyam Manufacturing Technologies, Inc.

     On March 28, 2003, we acquired Northrop Grumman’s 24% interest in Satyam Manufacturing Technologies Inc., or SMTI and SMTI became our 100% owned subsidiary. We issued Northrop Grumman a non interest bearing unsecured promissory note with a principal amount of $3.5 million, which is payable in four quarterly installments from April 1, 2003 to January 1, 2004 in payment of the purchase price.

Our Investment in Associated Companies

     Our investments in business entities in which we do not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.

     The following table gives details regarding our percentage holding, carrying value and share of earnings / (losses) of our associated companies for the years ended March 31, 2003 and 2002 (in million, except percentages).

	2003			2002

		Share of earnings/			Share of earnings/
Name of associated		(losses) during the	Carrying value as		(losses) during the	Carrying value as
company	% holding	year	at year end	% holding	year	at year end

Sify*	37.2	$(1.3)	$27.1	—	—	—
Satyam Venture	50.0	0.2	1.2	50.0	$0.3	$1.0
CA Satyam	50.0	(0.1)	1.3	50.0	0.0	0.5
Satyam GE	—	0.3	—	50.0	1.1	3.0
Cricinfo**	—	(2.0)	—	25.0	(26.0)	3.8
Refco-Sify**	—	(0.3)	—	40.0	(0.6)	2.5
Placements.com**	—	(0.1)	—	27.0	(0.2)	0.01

Total		$(3.3)	$29.6		$(25.4)	$10.8

*	Sify accounted using the equity method from December 10, 2002. Share of losses for the period from December 10, 2002 to March 31, 2003.

**	Associated companies of Sify. Share of losses for the period from April 1, 2002 to December 9, 2002. Subsequently included in share of losses of Sify.

Sify

During the year ended March 31, 2003, our ownership interest in Sify was reduced from 52.51% to 37.15% as a result of Sify’s completion of a private placement. Subsequent to December 9, 2002, we have accounted for our interest in Sify under the equity method of accounting, as we no longer hold a controlling interest in Sify. We are under no future obligation to provide additional funds to Sify and would be unwilling to do so.

Satyam Venture

On October 28, 2000, we entered into an agreement with Venture Industries to form an equally held joint venture company Satyam Venture Engineering Services Private Limited or Satyam Venture. We hold 50% of Satyam Venture. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industry worldwide.

CA Satyam

On December 29, 2000, we entered into an agreement with Computer Associates International, Inc. to form an equally held joint venture company, CA Satyam ASP Private Limited or CA Satyam. We hold 50% of CA Satyam. As per the agreement, both we and Computer Associates have invested $1.5 million each in the joint venture.

Satyam GE

In January 2002, we initiated the process to transfer our 50% shareholding in Satyam GE Software Services Private Limited or Satyam GE to our joint venture partner, an affiliate of General Electric, for approximately $4.0 million. The transfer was subject to a number of terms and conditions including approvals from appropriate authorities. After the transfer process was initiated, we continued to have the ability to exercise significant influence over the operating and financial policies of Satyam GE and accounted for our 50% interest in Satyam GE using the equity method until June 30, 2002. During the year ended March 31, 2003 the necessary approvals were received and we recorded a gain of $830 thousand, the excess of sales consideration received over the carrying value as of June 30, 2002 in the statement of operations.

Deferred Stock based Compensation

We have 3 associate stock option plans: our Associated Stock Option Plan, or ASOP, established in May 1998; our Associated Stock Option Plan B, or ASOP B, established in May 1999; and our Associated Stock Option Plan ADS, or ASOP ADS, established in 2000.

ASOP

The aspects of the ASOP differ significantly from typical U.S. stock option plans. We established a controlled associate welfare trust called the Satyam Associate Trust, to administer the ASOP, and issued warrants to purchase 13,000,000 equity shares of Satyam Computer Services. To give our associates the benefit of our stock split (in the form of stock dividend) in September 1999, the Trust exercised its warrants to acquire our shares before the split using the proceeds from bank loans. The Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for issuance by the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, employees have 30 days in which to exercise their warrants. Each warrant issued by the Trust currently entitles the associate holding the warrant to purchase 10 equity shares of our company at a price of Rs.450 ($9.5), plus an interest component associated with the loan the Trust assumed, for the conversion of the warrants it held. The interest component is computed based on a fixed vesting period and a fixed interest rate. This exercise price has been substantially below the market price of our shares at the time the warrants have been granted by the Trust. Neither we nor the Trust may increase the exercise price of the warrants.

We account for the ASOP as a fixed plan in accordance with Accounting Principles Board Opinion No. 25. Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be treated as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in fiscal 2003, 2002 and 2001, we recognized deferred stock based compensation of $1.7 million; $1.2 million and $38.0 million, and $3.4 million, $10.4 million and $44.2 million was amortized and charged to earnings, respectively. As of March 31, 2003, warrants (net of forfeited and cancelled) to purchase 11,956,560 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 10,789,180 equity shares have been exercised. As of March 31, 2003, the Trust held warrants to purchase 1,043,440 equity shares that had not yet been granted to associates pursuant to the ASOP but are expected to be granted in the future. Under current accounting rules, we expect to recognize amortization of deferred stock based compensation expense in respect of our ASOP in the approximate amounts of $2.5 million in fiscal 2004 and $0.3 million in fiscal 2005 based on the price of our equity shares on March 31, 2003 and in connection with both granted and ungranted warrants on such date. Depending on the market value of our equity shares on the dates future grants are made, amortization of deferred stock based compensation expense with respect to ungranted warrants may cause the expected amounts to change.

ASOP B

     The ASOP B is substantially similar to the ASOP and is administered by a committee of our board of directors. Under U.S. GAAP, in fiscal 2003, fiscal 2002 and fiscal 2001, we recognized deferred stock based compensation of $(11) thousand, $6 thousand and $58 thousand and $54 thousand, $58 thousand and $68 thousand was amortized and charged to earnings, respectively. As of March 31, 2003, options (net of forfeited and cancelled) to purchase 14,466,948 equity shares have been granted to associates under this plan. Under current accounting rules, we expect to recognize amortization of deferred stock based compensation expense in respect of these granted options in the approximate amounts of $27 thousand in fiscal 2004 and $1 thousand in fiscal 2005. We expect that the exercise prices of options granted in the future under the ASOP B will generally not be less than the fair market value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants under current accounting rules. We also account for the ASOP B as a fixed option plan.

ASOP ADS

     Under ASOP ADS, we periodically issue grants to eligible associates to purchase ADSs. As of March 31, 2003, warrants (net of forfeited and cancelled) for 1,263,275 ADSs representing 2,526,550 equity shares have been granted to associates under the ASOP ADS. The warrants issued under ASOP-ADS could be at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant. We account for the ASOP ADS as a fixed option plan. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value of the underlying ADSs and therefore we do not expect to incur compensation expense with respect to those future grants under current accounting rules.

Stock-based compensation plan of Sify

     In fiscal 1999, Sify established the Employee Stock Offer Plan, which provides for the issuance of 825,000 warrants to eligible employees. The warrants were issued to an employee welfare trust at one Indian Rupee each on September 28, 1999. The Trust holds the warrants and transfers them to eligible employees over a period of three years. Sify recognized deferred stock based compensation of $1.5 million and $2.2 million for the years ended March 31, 2002 and 2001. Sify amortized and charged to income 1.3 million ($1.1 million for the period April 1, 2002 to December 9, 2002), $315 thousand and $1.9 million for the years ended March 31, 2003, 2002 and 2001 respectively.

Revenues

Our revenues are generated from professional services fees / product development provided through three segments, IT services, Internet services and Software products.

•	IT services. Our principal business is providing IT services and we provide our customers the ability to meet all of their IT needs from one service provider. Our understanding of both existing computer systems and new technologies allows us to assist our customers in the management and maintenance of existing systems and the development and integration of new technologies. Our eBusiness services include designing, developing, integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. We also assist our customers in making their existing computing systems accessible over the Internet. We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on the customers’ premises.

•	Internet services. Through Sify, our former subsidiary which is presently an associated company, we have offered our corporate network/data services; consumer Internet access services; and online portal and content offerings. Sify’s ADSs trade on the Nasdaq National Market under the symbol “SIFY.

•	Software products. Through VCI, we developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. On April 24, 2003, we decided to discontinue VCI’s operations and focus on our core business of providing IT services.

     The following table sets forth the revenues for our three main business segments for the years ended March 31, 2003, 2002, and 2001 (in millions, except percentages).

	2003		2002		2001

Segment	Amount	%	Amount	%	Amount	%

IT Services	$432.6	94.2	$377.3	91.0	$273.5	88.1
Internet Services	25.7*	5.6*	36.6	8.8	36.8	11.8
Software Products	0.9	0.2	0.6	0.2	—	0.1

Total	$459.2	100.0%	$414.5	100.0%	$310.3	100.0%

*	Revenues from Internet services are for the period from April 1, 2002 to December 9, 2002.

Our total revenues increased by 10.8% to $459.2 million in fiscal 2003 from $414.5 in fiscal 2002 and 33.6% to $414.5 million in fiscal 2002 from $310.3 million in fiscal 2001. Our top two customers accounted for 24.9% of total revenues in 2003 down from 25.2% of total revenues in 2002. Additionally, our top 10 customers accounted for 49.8% of the revenues in 2003 as compared to 49.0% in 2002. Our worldwide technical headcount increased to 9,086 as of March 31, 2003 compared to 7,898 as of March 31, 2002, while the number of our technical associates offshore increased by 696 and technical associates onsite increased by 492 during this period. We expect our revenue to grow by approximately 15% in fiscal 2004.

IT services

Our IT services revenues (excluding inter-segment revenues) represented 94.2%, 91.0% and 88.1% of our total revenues in fiscal 2003, 2002 and 2001 respectively. These revenues increased by 14.7% to $432.6 million in fiscal 2003 from $377.3 million in fiscal 2002 and 38.0% to $377.3 in fiscal 2002 from $273.5 in fiscal 2001. The fall in growth rate can be primarily attributed to the unfavorable global economic conditions specifically in the United States and reduced levels of information technology related capital spending compared with a year ago. The economic slowdown has had a significant impact on the information technology industry.

Internet services

As a result of our decreased ownership interest in Sify, we no longer maintain a controlling interest in Sify and subsequent to December 9, 2002 we have accounted for our interest in Sify using the equity method. Consequently, revenues from Internet services for the year ended March 31, 2003 is not comparable with prior periods.

Revenues from Internet services are generated principally from corporate network and technology services, web-site design and development, sale of Internet access and banner advertisements and sponsorship contracts. Our Internet services revenues (excluding inter-segment revenues) represented 5.6%, 8.8% and 11.8% of our total revenues in fiscal 2003, 2002 and 2001 respectively. Our Internet services revenues (excluding inter-segment revenues) decreased by 29.8% to $25.7 million in fiscal 2003 from $36.6 million in fiscal 2002 and decreased by 0.5% to $36.6 million in fiscal 2002 from $36.8 million in fiscal 2001.

Software products

Revenues from software products to date have been immaterial.

Expenses

Cost of revenues. Cost of revenues increased by 14.1% to $272.7 million in fiscal 2003 from $239.0 million in fiscal 2002. Cost of revenues represented 59.4% of revenues in fiscal 2003 and 57.7% in fiscal 2002. Inter-segments cost of revenues were $313 thousand in fiscal 2003 as compared to $3.4 million in fiscal 2002 and have not been allocated to the individual components that make up cost of revenues.

The increase in fiscal 2003 was attributable primarily to increases in associate compensation and benefits expenses, traveling expenses and depreciation expense. These increases were partly compensated by a decrease in deferred stock based compensation and communication expenses.

Gross profit. Our gross profit was $186.5 million for fiscal 2003, representing an increase of 6.3% over gross profit of $175.5 million for fiscal 2002. As a percentage of total revenues, gross profit decreased to 40.6% for fiscal 2003 from 42.3% for fiscal 2002. This decrease was attributable to: (i) an increase in our personnel costs due to increased annual salaries; (ii) an increase in the compensation paid to our U.S. based Indian employees to comply with new immigration regulations introduced in the U.S. effective July 2002; (iii) decrease in the billing rates and (iv) increased personnel costs for new hires. These increases were partly compensated by a decrease in deferred stock based compensation and communication expenses

Selling, general and administrative expense. Selling, general and administrative expenses decreased 15.3% to $119.4 million in fiscal 2003 from $140.9 million in fiscal 2002. This decrease was a result primarily of decreases in associate compensation and benefits, professional charges, depreciation expense and other expenses. Inter-segment selling, general and administrative expenses were $254 thousand in fiscal 2003 as compared to $310 thousand in fiscal 2002 and have not been allocated to the individual components that make up selling, general and administrative expenses. Selling, general and administrative expenses represented 26.0% of revenues in fiscal 2003 as compared to 34.0% of revenues in fiscal 2002.

Operating income (loss). Our operating income was $83.6 million for fiscal 2003, representing an increase of 231.7% over the operating loss of $63.5 million for fiscal 2002. As a percentage of revenues, operating income increased to 18.2% for fiscal 2003, from an operating loss of 15.3% for fiscal 2002.

Net income. Our net income was $79.8 million for fiscal 2003, representing an increase of 208.1% over net income of $25.9 million for fiscal 2002. As a percentage of total revenues, net income increased to 17.4% for fiscal 2003 from 6.2% for fiscal 2002.

Foreign Currency Transactions / Translation

In fiscal 2003 and fiscal 2002, 81.2% and 82.7%, respectively, of our total revenues were generated in U.S. dollars. A significant amount of our expenses were incurred in Indian Rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, the Japanese yen, U.S. dollars, Sterling pounds and Singapore dollars are the functional currencies of our foreign subsidiaries located in Japan, the U.S., the U.K. and Singapore, respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders’ equity.

Risk management policy

Our functional currency is the Indian rupee although we transact a major portion of our business in US dollars and accordingly face foreign currency exposure through our sales in the United States. Accordingly, we are exposed to substantial risk on account of adverse currency movements in global foreign exchange markets. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future.

We manage risk on account of foreign currency fluctuations through treasury operations. Our risk management strategy is to identify risks we are exposed to, evaluate and measure those risks, decide on managing those risks, regular monitoring and reporting to management. The objective of our risk management policy is to minimize risk arising from adverse currency movements by managing the uncertainty and volatility of foreign exchange fluctuations by hedging the risk to achieve greater predictability and stability. Our risk management policies are approved by senior management and include implementing hedging strategies for foreign currency exposures, specification of transaction limits; specifying authority and responsibility of the personnel involved in executing, monitoring and controlling such transactions.

We purchase forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. We enter into forward foreign exchange contracts where the counter party is generally a bank. We consider the risks of non-performance by the counter party as non-material. These foreign forward exchange contracts mature between one to three months. These contracts do not qualify for hedge accounting under SFAS 133, as amended Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings .

The following table gives details in respect of Satyam’s outstanding foreign exchange forward contracts:

	As of March 31,

	2003	2002

	(in thousands)
Aggregate Contracted Principal amounts of Forward exchange contracts (sell)	$4,000	—
Gain(loss) on outstanding foreign exchange forward contracts	43	—

We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be affected to the extent the rupee appreciates/ depreciates against the U.S. dollar. During fiscal 2003, rupee appreciated to 47.53 against 48.83 in fiscal 2002. As a result loss on foreign exchange transactions was $4.8 million in fiscal 2003 as compared to a gain of $10.8 million in fiscal 2002.

     As of May 31, 2003, we had outstanding foreign exchange contracts worth $51 million with maturity dates over the next 9 months to cover the risks of dollar to Rupee fluctuations.

Results of Operations

     The following tables set forth selected operating data as value and as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

	Year ended March 31, 2003

	IT services	Internet Services*	Software products	Consolidation	Total

	(in thousands)
Statement of Operations Data:
Revenues — external customers	$432,621	$25,715	$871	—	$459,207
Inter — segment revenue	44	270	253	$(567)	—

Total Revenues	432,665	25,985	1,124	(567)	459,207
Cost of revenues (1)	(254,884)	(18,068)	(49)	313	(272,688)

Gross profit	177,781	7,917	1,075	(254)	186,519
Operating expenses:
Selling, general and administrative expenses (2)	(89,223)	(29,612)	(843)	254	(119,424)
Impairment of other non marketable investments	(3,299)	—	—	—	(3,299)
Reversal of put option charge	19,843	—	—	—	19,843

Total operating expenses	(72,679)	(29,612)	(843)	254	(102,880)

Operating income (loss)	105,102	(21,695)	232	—	83,639
Interest income	6,663	495	—	—	7,158
Interest expense	(595)	(205)	—	—	(800)
Gain on sales of shares in Satyam GE	830	—	—	—	830
Gain/(loss) on foreign exchange transactions	(5,419)	662	—	—	(4,757)
Other income / (expense), net	(1,591)	(155)	—	—	(1,746)

Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies	104,990	(20,898)	232	—	84,324
Income taxes	(12,416)	121	—	—	(12,295)
Minority interest	(23)	11,105	—	—	11,082
Equity in earnings (losses) of associated companies, net of taxes	(499)	(2,840)	—	—	(3,339)

Net income (loss)	$92,052	$(12,512)	$232	—	$79,772

Depreciation	$26,202	$7,299	$75	—	$33,576
Deferred stock based compensation	$3,380	$1,141	—	—	$4,521

*	Information for Internet services are for the period from April 1, 2002 to December 9, 2002.

	Year ended March 31, 2002

	IT services	Internet Services	Software products	Consolidation	Total

	(in thousands)
Statement of Operations Data:
Revenues — external customers	$377,321	$36,585	$585	—	$414,491
Inter — segment revenue	618	2,806	284	$(3,708)	—

Total Revenues	377,939	39,391	869	(3,708)	414,491
Cost of revenues (1)	(213,528)	(28,689)	(177)	3,398	(238,996)

Gross profit	164,411	10,702	692	(310)	175,495
Operating expenses:
Selling, general and administrative expenses (2)	(92,070)	(45,814)	(3,322)	310	(140,896)
Amortization of goodwill	(4,311)	(12,686)	—	—	(16,997)
Impairment of goodwill	—	(81,115)	—	—	(81,115)

Total operating expenses	(96,381)	(139,615)	(3,322)	310	239,008

Operating income (loss)	68,030	(128,913)	(2,630)	—	(63,513)
Interest income	2,984	822	—	—	3,806
Interest expense	(2,811)	(45)	—	—	(2,856)
Gain on sale of shares of Sify	45,594	—	—	—	45,594
Gain/(loss) on foreign exchange transactions	9,890	923	—	—	10,813
Other income	1,292	63	—	—	1,355
Other expenses	58	(136)	—	—	(78)

Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies	125,037	(127,286)	(2,630)	—	(4,879)
Income taxes	(17,234)	—	—	—	(17,234)
Minority interest	64	73,342	—	—	73,406
Equity in earnings (losses) of associated companies, net of taxes	1,363	(26,764)	—	—	(25,401)

Net income (loss)	$109,230	$(80,708)	$(2,630)	—	$25,892

Depreciation	$25,009	$12,093	$384	—	$37,486
Deferred stock based compensation	10,478	316	—	—	10,794

	Year ended March 31, 2001

	IT services	Internet Services	Software products	Consolidation	Total

	(in thousands)
Statement of Operations Data:
Revenues — external customers	$273,467	$36,840	—	—	$310,307
Inter — segment revenue	3,547	2,148	$213	$(5,908)	—

Total Revenues	277,014	38,988	213	(5,908)	310,307
Cost of revenues (1)	(181,326)	(27,892)	(142)	1,239	(208,121)

Gross profit	95,688	11,096	71	(4,669)	102,186
Operating expenses:
Selling, general and administrative expenses (2)	(66,958)	(47,862)	(13,949)	4,669	(124,100)
Amortization of goodwill	(4,500)	(20,228)	—	—	(24,728)

Total operating expenses	(71,458)	(68,090)	(13,949)	4,669	(148,828)

Operating income (loss)	24,230	(56,994)	(13,878)	—	(46,642)
Interest income	263	5,469	—	—	5,732
Interest expense	(9,366)	(266)	—	—	(9,632)
Other income	3,115	3,686	5	—	6,806
Other expenses	(330)	(14)	—	—	(344)

Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies	17,912	(48,119)	(13,873)	—	(44,080)
Income taxes	(4,102)	(35)	—	—	(4,137)
Minority interest	65	25,707	—	—	25,772
Equity in earnings (losses) of associated companies, net of taxes	890	(6,357)	—	—	(5,467)

Net income (loss)	$14,765	$(28,804)	$(13,873)	—	$(27,912)

Depreciation	$19,873	$9,340	$424	—	$29,637
Deferred stock based compensation	44,219	1,899	—	—	46,118

(1)	Inclusive of deferred stock based compensation expenses $30,862 thousand for IT services and $474 thousand for Internet services, in fiscal 2001 and $7,140 thousand for IT services and $72 thousand for Internet services, in fiscal 2002 and $1,283 thousand for IT services and $308 thousand for Internet services, in fiscal 2003.

(2)	Inclusive of deferred stock based compensation expense of $13,357 thousand for IT services and $1,425 thousand for Internet services in fiscal 2001, $3,339 thousand for IT services and $243 thousand for Internet services in fiscal 2002 and $2,097 thousand for IT services and $833 thousand for Internet services in fiscal 2003.

The following tables set forth selected operating data as value and as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

	Year ended March 31, 2003

	IT services	Internet Services*	Software products	Total

Statement of Operations Data:
Revenues — external customers	99.99%	99.0%	77.5%	100.0%
Inter — segment revenue	0.01	1.0	22.5	0.0

Total Revenues	100.0	100.0	100.0	100.0
Cost of revenues (1)	58.9	69.5	4.4	59.4

Gross profit	41.1	30.5	95.6	40.6
Operating expenses:
Selling, general and administrative expenses (2)	20.6	114.0	75.0	26.0
Impairment of other non marketable investments	0.8	—	—	0.7
Reversal of put option charge	(4.6)	—	—	(4.3)

Total operating expenses	16.8	114.0	75.0	22.4

Operating income (loss)	24.3	(83.5)	20.6	18.2
Interest income	1.5	1.9	—	1.6
Interest expense	(0.1)	(0.8)	—	(0.2)
Gain on sales of shares in Satyam GE	0.2	0.0	—	0.2
Gain/(loss) on foreign exchange transactions	(1.3)	2.5	—	(1.0)
Other income / (expense), net	(0.4)	(0.6)	—	(0.4)

Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies	24.3	(80.4)	20.6	18.4
Income taxes	(2.9)	0.5	—	(2.7)
Minority interest	0.0	42.7	—	2.4
Equity in earnings (losses) of associated
companies, net of taxes	(0.1)	(10.9)	—	(0.7)

Net income (loss)	21.3%	(48.2)%	20.6%	17.4%

Depreciation	6.1%	28.1%	6.7%	7.3%
Deferred stock based compensation	0.8%	4.4%	0.0%	1.0%

*	Information for Internet services are for the period from April 1, 2002 to December 9, 2002.

	Year ended March 31, 2002

	IT services	Internet Services	Software products	Total

Statement of Operations Data:
Revenues — external customers	99.8%	92.9%	67.3%	100.0%
Inter — segment revenue	0.2	7.1	32.7	—

Total Revenues	100.0	100.0	100.0	100.0
Cost of revenues (1)	56.5	72.8	20.4	57.7

Gross profit	43.5	27.2	79.6	42.3
Operating expenses:
Selling, general and administrative expenses (2)	24.4	116.3	382.3	34.0
Amortization of goodwill	1.1	32.2	—	4.1
Impairment of goodwill	—	205.9	—	19.6

Total operating expenses	25.5	354.4	382.3	57.7

Operating income (loss)	18.0	(327.3)	(302.6)	(15.3)
Interest income	0.8	2.1	—	0.9
Interest expense	(0.7)	(0.1)	—	0.7
Gain on sale of shares of Sify	12.1	—	—	11.0
Gain/(loss) on foreign exchange transactions	2.7	2.3	—	2.6
Other income	0.3	0.2	—	0.3
Other expenses	—	(0.3)	—	—

Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies	33.1	(323.1)	(302.6)	(1.2)
Income taxes	(4.6)	—	—	(4.2)
Minority interest	—	186.2	—	17.7
Equity in earnings (losses) of associated companies, net of taxes	0.4	(67.9)	—	(6.1)

Net income (loss)	28.9%	(204.9)%	(302.6)%	6.2%

Depreciation	6.6%	30.7%	44.2%	9.0%
Deferred stock based compensation	2.8%	0.8%	—	2.6%

	Year ended March 31, 2001

	IT services	Internet Services	Software products	Total

Statement of Operations Data:
Revenues — external customers	98.7%	94.5%	—	100.0%
Inter — segment revenue	1.3	5.5	100.0%	—

Total Revenues	100.0	100.0	100.0	100.0
Cost of revenues (1)	65.5	71.5	66.7	67.1

Gross profit	34.5	28.5	33.3	32.9
Operating expenses:
Selling, general and administrative expenses (2)	24.2	122.8	6,548.8	40.0
Amortization of goodwill	1.6	51.9	—	8.0

Total operating expenses	25.8	174.6	6,548.8	48.0

Operating income (loss)	8.7	(146.2)	(6,515.5)	(15.0)
Interest income	0.1	14.0	—	1.8
Interest expense	(3.4)	(0.7)	—	(3.1)
Other income	1.1	9.5	2.3	2.2
Other expenses	(0.1)	—	—	(0.1)

Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies	6.5	(123.4)	(6,513.1)	(14.2)
Income taxes	(1.5)	(0.1)	—	(1.3)
Minority interest	—	65.9	—	8.3
Equity in earnings (losses) of associated companies, net of taxes	0.3	(16.3)	—	(1.8)

Net income (loss)	5.3%	(73.9)%	(6,513.1)%	(9.0)%

Depreciation	7.2%	24.0%	199.1%	9.6%
Deferred stock based compensation	16.0%	4.9%	—	14.9%

(1)	Inclusive of deferred stock based compensation expenses $30,862 thousand for IT services and $474 thousand for Internet services, in fiscal 2001 and $7,140 thousand for IT services and $72 thousand for Internet services, in fiscal 2002 and $1,283 thousand for IT services and $308 thousand for Internet services, in fiscal 2003.

(2)	Inclusive of deferred stock based compensation expense of $13,357 thousand for IT services and $1,425 thousand for Internet services in fiscal 2001,$3,339 thousand for IT services and $243 thousand for Internet services in fiscal 2002 and $2,097 thousand for IT services and $833 thousand for Internet services in fiscal 2003

Comparison of fiscal 2003 and 2002

The following year on year comparison is based on our reportable segments.

IT Services

Our principal business is providing IT services and we provide our customers with the ability to meet all of their IT needs from one service provider.

     Revenues:

     Our IT services revenues (excluding inter-segment revenues) represented 94.2% and 91.0% of our total revenues in fiscal 2003 and 2002 respectively. These revenues increased by 14.7% to $432.6 million in fiscal 2003 from $377.3 million in fiscal 2002. This fall in growth rate can be primarily attributed to the unfavorable global economic conditions specifically in the United States, and reduced levels of information technology-related capital spending compared with a year ago. The economic slowdown has had a significant impact on the information technology industry.

This growth of $55.3 million or 14.7% in IT services revenue in fiscal 2003 was primarily the result of an increase in business from existing customers and the generation of new business from new customers. We added 100 and 102 customers during the year including 23 and 21 from the Fortune 500 list during the fiscal ended 2003 and 2002 respectively. The revenue share of Fortune 500 customers increased from 59% in fiscal 2002 to 66% in fiscal 2003. Our established and enduring partnership model with such high quality customers signifies considerable growth potential.

We derived 93.2% of our IT services revenues from existing customers while the new customers accounted for 6.8% of our revenues in fiscal 2003 as against 92.0% from existing customers and 8.0% from new customers during fiscal 2002.

IT services revenues and gross profits are affected by the rate at which associates are utilized. We calculate utilization rates on a monthly basis, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he works 157 hours per month. Utilization rates for IT services were 80.4% and 77.5% in fiscal 2003 and fiscal 2002, respectively. The utilization rate increased on account of new business and increase in business from existing clients.

Revenues by technology

     The following table presents our IT services revenues (excluding inter-segment revenues) by type of IT service offering (in millions, except percentages).

	2003		2002		Change 2003 over 2002

Type of IT service offering	Amount	%	Amount	%	Amount	%

Software development	$214.1	49.5%	$195.5	51.8%	$18.6	9.5%
System maintenance	108.6	25.1	110.2	29.2	(1.6)	(1.5)
Packaged software integration	94.3	21.8	53.0	14.0	41.3	77.9
Engineering design services	15.6	3.6	18.6	5.0	(3.0)	(16.1)

Total IT services	$432.6	100.0%	$377.3	100.0%	$55.3	14.7%

Revenues by contract type

     The following table gives the composition of IT services revenues (excluding inter-segment revenues) by type of contract (in millions, except percentages).

	2003		2002

Type of IT service offering	Amount	%	Amount	%

Time and material basis	$306.5	70.9%	$294.7	78.1%
Fixed price basis	126.1	29.1	82.6	21.9

Total IT services	$432.6	100.0%	$377.3	100.0%

Our revenues are generated principally from IT services provided on either a time-and-material or a fixed-price basis. Revenues from IT service provided on a time-and-material basis are recognized in the period that services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting when the work executed can be reasonably estimated. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known. Although from time to time we have revised our project completion estimates, to date such revisions have not materially affected our reported revenues.

Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis decreased in fiscal 2003 by 7.2% to 70.9% from 78.1% in fiscal 2002 and revenues from fixed-price basis increased in fiscal 2003 by 7.2% to 29.1% from 21.9% in fiscal 2002.

The increase in fiscal 2003 for fixed bid contracts is primarily due to shift in type of contracts from time-and-material to fixed bid since based on current market trends majority of the customers prefer to enter in to fixed price contracts. We expect that revenue from fixed bid contract will continue to increase in fiscal 2004 since current market trend indicate customer preference towards fixed price contracts.

Revenues based on onsite / off site

     The following tables gives the composition of revenues from IT services (excluding inter-segment revenues) based on the location where services are performed (in millions, except percentages).

	2003		2002

	Amount	%	Amount	%

Off shore	$191.6%	44.3%	$180.0	47.7%
On site / off-sites	241.0	55.7	197.3	52.3

Total IT services	$432.6	100.0%	377.3	100.0%

We provide our IT services through our 15 offshore centers located in throughout India and through our offsite centers in United States, United Kingdom, Japan, Singapore, Australia, Malaysia, Germany, Dubai, and other countries.

Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers’ premises which is related to offshore work. Offshore IT services revenues do not include revenues from offsite centers or onsite work which is not related to any offshore work.

We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customer’s premises or at our offsite centers as compared to work performed at our offshore centers in India. Services performed at our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India.

The onsite percentage increased as a result of new engagements during fiscal 2003, since in the early stages of new engagements we require extensive interactions with customers to understand the business scenario and create the right process and the methodology before we move the work offshore at the most appropriate time.

     We have set up a Global Business Continuity Center in Singapore and a Global Solution Center in Malaysia as an integral part of our business continuity plan. With development centers spread across 15 cities across the globe, we have the ability to commence work at a number of alternate sites in case of an emergency.

Revenues based on geography

     The following table gives the composition of our revenues based on the location of our customers (in millions, except percentages).

	2003		2002

	Amount	%	Amount	%

North America	$332.6	76.9%	$288.8	76.5%
Europe	53.3	12.3	39.2	10.4
Japan	10.5	2.4	9.2	2.4
India	4.7	1.1	5.9	1.6
Rest of the World	31.5	7.3	34.2	9.1

Total	$432.6	100.0%	$377.3	100.0%

     Our increased business in North America and Europe was due to new clients and additional business from existing customers. There was no material change in our revenue mix by geography during fiscal 2003 compared to fiscal 2002. We expect that most of our revenues will be generated in United States, followed by Europe, in fiscal 2004.

Cost of Revenues: Cost of revenues increased by 19.4% to $254.9 million in fiscal 2003 from $213.5 million in fiscal 2002. Cost of revenues represented 58.9% of IT services revenues in fiscal 2003 and 56.6% in fiscal 2002. This increase by $41.4 million was attributable primarily to increases in associate compensation and benefits expenses, traveling expenses, depreciation expense and an increase in other expenses. Associate compensation and benefits expenses increased 26.7% to $180.5 million, or 41.7% of revenues, in fiscal 2003 from $142.5 million, or 37.8% of revenues, in fiscal 2002. The increase in the associate compensation and benefits is due to: (1) increase in the total number of technical associates by 1,188 to 9,086 in fiscal 2003 from 7,898 in fiscal 2002; (2) increase in number of onsite technical associates by 492 to 2,386 in fiscal 2003 from 1,894 in fiscal 2002 for which we pay a higher compensation; (3) incremental salary during fiscal 2003. Traveling expenses increased 47.4% to $25.8 million, or 6.0% of revenues, in fiscal 2003 from $17.5 million, or 4.6% of revenues, in fiscal 2002. Depreciation expense increased 2.3% to $22.1 million, or 5.1% of revenues, in fiscal 2003 from $21.6 million, or 5.7% of revenues, in fiscal 2002. Other expenses were primarily comprised of software charges, communication expense, rent expense and deferred stock based compensation. Other expenses decreased 16.9% to $26.5 million, or 6.1% of revenues, in fiscal 2003 from $31.9 million, or 8.5% of revenues, in fiscal 2002. This decrease was primarily on account of reduction in deferred stock based compensation expense that decreased by 81.7% to $1.3 million in fiscal 2003 from $7.1 million in fiscal 2002 as a majority of options granted had a vesting date till March 2002. As a result, the charge on these options was increased in fiscal 2002 as compared to fiscal 2003. Inter-segments cost of revenues were $313 thousand in fiscal 2003 as compared to $3.4 million in fiscal 2002 and have not been allocated to the individual components that make up cost of revenues.

Selling, general and administrative expenses: Selling, general and administrative expenses decreased 3.3% to $89.2 million in fiscal 2003 from $92.2 million in fiscal 2002. Selling, general and administrative expenses represented 20.6% of revenues in fiscal 2003 and 24.4% in fiscal 2002. This decrease was attributable primarily to decrease in associate compensation and benefits expenses, charge on TRW warrants, professional charges and deferred stock based compensation. This decrease was partially offset by increase in traveling expenses. The increase in traveling expenses by 15.9% to $9.5 million in fiscal 2003 from $8.2 million in fiscal 2002 is due to an increase in foreign travel primarily due to meetings with new clients.

Impairment of other non-marketable investments: During the year ended March 31, 2003 we recorded an impairment charge on other non-marketable investments amounting to $3.3 million based on our assessment of their carrying values. We assessed the carrying values of these investments by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying these investments and concluded that there is an other than temporary decline in their carrying value.

Reversal of put option charge: In connection with our previous joint venture with TRW Inc., TRW had the option to require us to purchase its 24.0% interest in the joint venture. The buyout price of TRW’s interest in the joint venture depended on the aggregate amount of revenue which TRW would provide to the joint venture from June 1, 2000 to

December 31, 2005. We accounted for the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 76.0% interest in the joint venture. The difference between the fair values of the put option at each valuation date was charged to selling, general and administration expenses in the statement of operations. Based on the terms of the agreement, the value of put option was $12.5 million as of March 31, 2002.

In October 2002, Northrop Grumman Corporation acquired TRW and subsequently TRW’s name was changed to Northrop Grumman Space & Mission Systems Corporation (or NGSM). Following the restructuring of TRW, we entered into a share purchase and joint venture termination agreement with NGSM and BDM International Inc. (or NGSM Parties) under which we purchased the 24% holding of NGSM Parties in the joint venture for $3.5 million and the prospects of future business opportunities with Northop, on March 28, 2003. The acquisition has been accounted using the purchase method and the allocation of the purchase price was almost entirely related to goodwill. We recognized goodwill of $3.4 million on this acquisition equal to the excess of the consideration paid of $3.5 million over the fair value of that portion of the net assets acquired as of March 28, 2003. In accordance with the provisions of SFAS 142, the goodwill has not been amortized post acquisition. As a result of our acquisition of this 24% interest in the joint venture, the value of the put option as of December 31, 2002 amounting to $19.8 million has been accounted for as operating income in the year ended March 31, 2003.

Goodwill. Effective April 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 or SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 142 requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. We are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. We performed an initial impairment review of goodwill on the adoption of SFAS 142 and also carried out an annual impairment review in 2003. Based on these tests there is no impairment of goodwill during the year ended March 31, 2003. Further due to the adoption of SFAS 142, we ceased amortizing goodwill and as a result, amortization of goodwill expense was nil in fiscal 2003 as compared to $4.3 million in fiscal 2002.

Operating income (loss). Our operating income was $105.1 million for fiscal 2003, representing an increase of 54.6% over the operating income of $68.0 million for fiscal 2002. As a percentage of revenues, operating income increased to 22.9% for fiscal 2003, from 16.4% for fiscal 2002.

Interest income. Interest income increased to $6.7 million in fiscal 2003 from $3.0 million in fiscal 2002 primarily on account of investments in fixed rate bank deposits amounting to $259.4 million.

     Interest expense. Interest expense decreased to $0.6 million in fiscal 2003 from $2.8 million in fiscal 2002 primarily due to the repayment of debts during the second and third quarter of fiscal 2002 by utilization of ADR proceeds.

     Gain on sale of shares in Satyam GE. During the year ended March 31, 2003 we obtained the necessary approvals and transferred our 50% shareholding in Satyam GE to GE Pacific for approximately $4 million. We recorded a gain of $830 thousand for this sale, the excess of sales consideration received over the carrying value.

     Gain/(loss) on foreign exchange transactions. In fiscal 2003 and fiscal 2002, 81.2% and 82.7%, respectively, of our total revenues were generated in U.S. dollars. During fiscal 2003, the rupee appreciated to 47.53 to $1.00 against 48.83 in fiscal 2002. Our loss on foreign exchange transactions was $5.4 million in fiscal 2003 as compared to a gain of $9.9 million in fiscal 2002.

Other income/ (expenses), net. Other expenses increased to $1.6 million in fiscal 2003 as compared to other income of $1.4 million in fiscal 2002.

Income taxes: Income taxes were $12.4 million in fiscal 2003 as compared to $17.2 million in fiscal 2002.

Minority Interest. Minority interest decreased to $(23.0) thousand in fiscal 2003 from $64.0 thousand in fiscal 2002 .

     Equity in earnings (losses) of associated companies. Equity losses of associated companies were $499 thousand in fiscal 2003 as compared to a gain $1.4 million in fiscal 2002. This decrease was primarily due to Sify’s losses of $1.3 million for period from December 10, 2002 to March 31, 2003 and decreased income amounting to $0.8 million due to the sale of Satyam GE in fiscal 2003.

Net income. Our net income was $92.1 million for fiscal 2003, representing an decrease of 15.7% over net income of $109.2 million for fiscal 2002. As a percentage of total revenues, net income decreased to 21.3% for fiscal 2003 from 28.9% for fiscal 2002.

Internet Services

Our ownership interest in Sify , which provides Internet services in India, was reduced from 52.51% as at March 31, 2002 to 37.15% as at March 31, 2003 due to the private placement completed by Sify in December 2002. As a result of this decreased ownership interest, we no longer maintain a controlling interest in Sify and subsequent to December 9, 2002 we have accounted for our interest in Sify using the equity method. Consequently, our results of operations for the Internet services segment for the year ended March 31, 2003 is not comparable with prior periods.

Revenues. Revenues from Internet services are generated principally from corporate network and technology services, web-site design and development, sale of Internet access and banner advertisements and sponsorship contracts. Our Internet services revenues (excluding inter-segment revenues) represented 5.6%, 8.8%and 11.9% of our total revenues in fiscal 2003, 2002 and 2001 respectively. Our Internet services revenues (excluding inter-segment revenues) decreased by 29.7% to $25.7 million in fiscal 2003 from $36.6 million in fiscal 2002. This reduction was primarily due to the consolidation of revenues from the Internet segment for fiscal 2003 for the period April 1, 2002 to December 9, 2002 and not for the entire year.

Cost of Revenues. Cost of revenues decreased by 37.0% to $18.1 million in fiscal 2003 from $28.7 million in fiscal 2002. This decrease in cost of revenues was attributable primarily to a decrease in communication expense, cost of direct supplies, associate compensation and benefits, depreciation expenses and other expenses. Communication expenses decreased 39.2% to $8.6 million, or 33.5% of revenues in fiscal 2003 from $14.1 million, or 38.6% of revenues, in fiscal 2002. Cost of direct supplies decreased 15.0% to $5.1 million or19.8% of revenues in fiscal 2003 from $6.0 million or 16.4% of revenues. Associate compensation and benefits decreased 72.4% to $1.4 million or 5.3% of revenues in fiscal 2003 from $5.5 million or 13.7% of revenues in fiscal 2002. Cost of revenues represented 70.4% of Internet services revenues in fiscal 2003 and 78.4% in fiscal 2002.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased 35.5% to $29.6 million in fiscal 2003 from $45.9 million in fiscal 2002. Selling, general and administrative expenses represented 114% of revenues in fiscal 2003 as compared to 116.4% in fiscal 2002. The decrease in selling, a general and administrative expense was attributable primarily to decrease in compensation and benefit expenses; marketing expenses; professional charges; traveling expenses and other expenses. Compensation and benefit expenses decreased 41.2% to $5.7 million, or 21.9% of revenues, in fiscal 2003 from $9.7 million, or 24.5% of revenues, in fiscal 2002. Marketing expenses decreased 31.3% to $2.2 million, or 8.6% of revenues, in fiscal 2003 from $3.2 million, or 8.1% of revenues, in fiscal 2002. Depreciation decreased 19.8% to $9.7 million, or 37.3% of revenues, in fiscal 2003 from $12.1 million, or 30.7% of revenues, in fiscal 2002.

Goodwill. Effective April 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 or SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 142 requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. We are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. We performed an initial impairment review of goodwill on the adoption of SFAS 142 and also carried out an annual impairment review in 2003. Based on these tests there is no impairment of goodwill during the year ended March 31, 2003. Due to the adoption of SFAS 142, we ceased amortizing goodwill and as a result, amortization of goodwill expense was nil in fiscal 2003 as compared to $12.7 million in fiscal 2002.

In the year ended March 31, 2002, we recorded an impairment charge of $81.1 million relating to goodwill acquired in the IndiaWorld, India Plaza and Eduempire acquisitions by Sify as a result of an ongoing impairment assessment of goodwill recorded in connection with these acquisitions. The operations of those entities have been completely integrated into the operations of Sify. We assessed the recoverability of goodwill arising out of the India World and India Plaza acquisitions at the enterprise level of Sify. The impairment charge was calculated as the difference between the market value of Sify and its net assets. The assessment was performed due to significant decline in Sify’s stock price for a sustained period, Sify’s market capitalization relative to its net book value, significant under performance relative to expected historical or projected future operating results, significant negative industry and economic trends and the overall decline in market conditions which indicate that this decline in the market value of stock price is other-than temporary. The shortfall in the market capitalization has indicated an impairment of goodwill. Thus the entire carrying value of goodwill as at September 30 2001, pertaining to India World of $73.1 million, India Plaza of $8.0 million and Eduempire of $50 thousand had been charged to the statement of operations for the year ended March 31, 2002.

Operating income (loss). We incurred an operating loss of $21.7 million in fiscal 2003 as compared to an operating loss of $128.9 million in fiscal 2002.

Interest income. Interest income was $0.5 million in fiscal 2003 and $0.8 million in fiscal 2002.

Interest expense. Interest expense increased to $205 thousand in fiscal 2003 from $45 thousand in fiscal 2002.

Other income/expenses, net. Other expenses increased to $155 thousand in fiscal 2003 from $73 thousand in fiscal 2002.

Minority Interest. Minority interest decreased to $11.1 million in fiscal 2003 from $73.3 million in fiscal 2002. This decrease was primarily due to a reduction in Sify’s losses in fiscal 2003 and our deconsolidation of Sify subsequent to December 9, 2002.

Equity in earnings (losses) of associated companies. Equity losses of associated companies were $2.8 million in fiscal 2003 as compared to $26.8 million in fiscal2002. This decrease was primarily due to amortization of goodwill from Cricinfo amounting to $23.0 million in fiscal 2002.

Net income (loss). Our net loss decreased was $12.5 million in fiscal 2003 as compared to a net loss of $80.7 million in fiscal 2002.

Software products

In fiscal 2003, VCI generated revenues of $1.1 million, of which $0.3 million was from inter-segment revenues. VCI generated a net profit of $0.2 million in fiscal 2003. Revenues from software products to date have been immaterial. The net profit of $0.2 million in fiscal 2003 as compared to the net loss of $2.6 million in fiscal 2002 was primarily due to the decrease in selling and general administrative expenses to $0.84 million in fiscal 2003 as compared to $3.3 million in fiscal 2002. Keeping in view the present business and economic conditions, the relative size and managerial time, we decided to discontinue the operations of VisionCompass so as to focus on our core business of IT services.

Comparison of fiscal 2002 and 2001

Revenues. Revenues increased by 33.6% to $414.5 million in fiscal 2002 from $310.3 million in fiscal 2001. Our top two customers accounted for 25.2% of the total revenues in 2002 up from 23.9% of the total revenues in 2001. Additionally, our top 10 customers accounted for 49.0% of the revenues in 2002 as compared to 46.3% in 2001.

IT Services. IT services revenues (including inter-segment revenues) increased 36.4% to $377.9 million in fiscal 2002 from $277.0 million in fiscal 2001, of which $0.6 million and $3.5 million represented inter-segment revenues in fiscal 2002 and 2001, respectively. All “revenues” discussed in this sub-section relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

Internet Services. Internet services revenues (including inter-segment revenues) were $39.4 million in fiscal 2002 and $39.0 million in fiscal 2001, of which inter-segment revenues were $2.8 million in fiscal 2002 and $2.1 million in fiscal 2001. The number of Internet access subscribers grew from more than 460,000 as of March 31, 2001 to over 600,000 as of March 31, 2002.

Software Products. Revenues from software products to date have been immaterial.

Cost of revenues. Cost of revenues increased 14.8% to $239.0 million in fiscal 2002 from $208.1 million in fiscal 2001. This increase was attributable primarily to increases in associate compensation and benefits expenses, depreciation expense and an increase in other expenses. Associate compensation and benefits expenses increased 40.8% to $145.5 million, or 35.1% of revenues, in fiscal 2002 from $103.3 million, or 33.3% of revenues, in fiscal 2001. Depreciation expense increased 40.2% to $21.6 million, or 5.2% of revenues, in fiscal 2002 from $15.4 million, or 5.0% of revenues, in fiscal 2001. Other expenses were primarily comprised of cost of direct supplies. Other expenses increased 52.1% to $28.6 million, or 6.9% of revenues, in fiscal 2002 from $18.8 million, or 6.1% of revenues, in fiscal 2001. These increases were partly compensated by a decrease in deferred stock based compensation, communication expenses and travel expenses. Deferred stock based compensation expense decreased 77.0% to $7.2 million, or 1.7% of revenues, in fiscal 2002 from $31.3 million, or 10.1% of revenues, in fiscal 2001. Communication expenses decreased 4.1% to $18.5 million, or 4.5% of revenues, in fiscal 2002 from $19.3 million, or 6.2% of revenues, in fiscal 2001. Travel expenses decreased 12.0% to $17.5 million, or 4.2% of revenues, in fiscal 2002 from $19.9 million, or 6.4% of revenues, in fiscal 2001. Inter-segments cost of revenues were $3.4 million in fiscal 2002 as compared to $1.2 million in fiscal 2001 and have not been allocated to the individual components that make up cost of revenues. Cost of revenues represented 57.7% of revenues in fiscal 2002 and 67.1% in fiscal 2001.

Gross profit.. Our gross profit was $175.5 million for fiscal 2002, representing an increase of 71.7% over gross profit of $102.2 million for fiscal 2002. As a percentage of total revenues, gross profit increased to 42.3% for fiscal 2002 from 32.9% for fiscal 2001.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 13.5% to $140.9 million in fiscal 2002 from $124.1 million in fiscal 2001. This increase was a result primarily of increases in associate compensation and benefits, professional charges, travel expenses, depreciation expense and other expenses. Compensation and benefits expenses increased 69.1% to $44.4 million, or 10.7% of revenues, in fiscal 2002 from $26.3 million, or 8.5% of revenues, in fiscal 2001. Professional charges increased 57.2% to $11.9 million, or 2.9% of revenues, in fiscal 2002 from $7.6 million, or 2.5% of revenues, in fiscal 2001. Travel expenses increased 43.2% to $10.3 million, or 2.5% of revenues, in fiscal 2002 from $7.2 million, or 2.3% of revenues, in fiscal 2001. Depreciation expense increased 11.5% to $15.8 million, or 3.8% of revenues, in fiscal 2002 from $14.2 million, or 4.6% of revenues, in fiscal 2001. Other expenses increased 18.7% to $27.1 million, or 6.5% of revenues, in fiscal 2002 from $22.8 million, or 7.4% of revenues, in fiscal 2001. These increase were partly compensated by a decrease in deferred stock based compensation and marketing expenses. Deferred stock based compensation expense decreased 75.8% to $3.6 million, or 0.9% of revenues, in fiscal 2002 from $14.8 million, or 4.8% of revenues, in fiscal 2001. Marketing expenses decreased 33.9% to $9.9 million, or 2.4% of revenues, in fiscal 2002 from $15.0 million, or 4.8% of revenues, in fiscal 2001. Inter-segment selling, general and administrative expenses were $0.3 million in fiscal 2002 as compared to $4.7 million in fiscal 2001 and have not been allocated to the individual components that make up selling, general and administrative expenses. Selling, general and administrative expenses represented 34.0% of revenues in fiscal 2002 as compared to 40.0% of revenues in fiscal 2001.

Operating income (loss). We incurred an operating loss of $63.5 million in fiscal 2002 as compared to $46.6 million in fiscal 2001.

Net income (loss). Net income was $25.9 million in fiscal 2002 as compared to a net loss of $27.9 million in fiscal 2001.

IT Services

Revenues. IT services revenues (including inter-segment revenues) increased 36.4% to $377.9 million in fiscal 2002 from $277.0 million in fiscal 2001, of which $0.6 million and $3.5 million represented inter-segment revenues in fiscal 2002 and 2001, respectively. All “revenues” discussed in this sub-section relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

Revenues by technology

     The following table presents our IT services revenues (excluding inter-segment revenues) by technology of IT service offering (in millions, except percentages).

	2002		2001		Change 2002 over 2001

Type of IT service offering	Amount	%	Amount	%	Amount	%

Software development	$195.5	51.8%	$175.9	64.3%	$19.6	11.1%
System maintenance	110.2	29.2	55.3	20.2	54.9	99.3
Packaged software integration	53.0	14.1	22.5	8.2	30.5	135.6
Engineering design services	18.6	4.9	19.8	7.3	(1.2)	(6.1)

Total IT services	$377.3	100.0%	$273.5	100.0%	$103.8	38.0%

Revenues by contract type

     The following table gives the composition of IT services revenues (excluding inter-segment revenues) by type of contract (in millions, except percentages).

	2002		2001

Type of IT service offering	Amount	%	Amount	%

Time and material basis	$294.7	78.1%	$212.5	77.7%
Fixed price basis	82.6	21.9	61.0	22.3

Total IT services	$377.3	100.0%	$273.5	100.0%

Our revenues are generated principally from IT services provided on either a time-and-material or a fixed-price basis. Revenues from IT service provided on a time-and-material basis are recognized in the period that services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting when the work executed can be reasonably estimated. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known.

Revenues based on onsite / off site

     The following tables gives the composition of IT services revenues (excluding inter-segment revenues) based on the location where services are performed (in millions, except percentages).

	2002		2001

	Amount	%	Amount	%

Off shore	$180.0	47.7%	$166.0	60.7%
On site / off-sites	197.3	52.3	107.5	39.3

Total IT services	$377.3	100.0%	$273.5	100.0%

Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers’ premises which is related to offshore work. Offshore IT services revenues do not include revenues from offsite centers or onsite work which is not related to any offshore work.

We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customer’s premises or at our offsite centers as compared to work performed at our offshore centers in India. Services performed at our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India.

Revenues based on geography

Our revenues based on five geographic theaters: the United States, India, Japan, Europe and Rest of the World for fiscal 2003 and 2002 is summarized in the following table (in millions, except percentages):

	2002		2001

	Amount	%	Amount	%

North America	$288.8	76.5%	$215.0	78.6%
Europe	39.2	10.4	19.1	7.0
Japan	9.2	2.4	7.4	2.7
India	5.9	1.6	6.0	2.2
Rest of the World	34.2	9.1	26.0	9.5

Total	$377.3	100.0%	$273.5	100.0%

For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the “Results of Operations” table above for an analysis of consolidation of the business segments.

Cost of revenues. Cost of revenues increased 17.8% to $213.5 million in fiscal 2002 from $181.3 million in fiscal 2001. Cost of revenues represented 56.5% of revenues in fiscal 2002 as compared to 65.5% in fiscal 2001. The increase in cost of revenues was attributable primarily to an increase in associate compensation and benefits; depreciation expenses and other expenses. Compensation and benefit expenses increased 42.2% to $142.5 million, or 37.7% of revenues in fiscal 2002 from $100.2 million, or 36.2% of revenues, in fiscal 2001 respectively. Depreciation expense increased 40.2% to $21.6 million, or 5.7% of revenues, in fiscal 2002 from $15.4 million, or 5.6% of revenues, in fiscal 2001. Other expenses primary comprised cost of direct supplies, rental expenses and professional charges. Other expenses increased 83.4% to $20.4 million, or 5.4% of revenues, in fiscal 2002 from $11.1 million, or 4.0% of revenues, in fiscal 2001. These increases were partly offset by a decrease in deferred stock based compensation expense and travel expenses. Deferred stock based compensation expense decreased 76.9% to $7.1 million, or 1.9% of revenues, in fiscal 2002 from $30.9 million, or 11.1% of revenues. Travel expenses decreased 12.0% to $17.5 million, or 4.6% of revenues, in fiscal 2002 from $19.9 million, or 7.2% of revenues, in fiscal 2001.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 37.5% to $92.1 million in fiscal 2002 from $67.0 million in fiscal 2001. Selling, general and administrative expenses represented 24.4% of revenues in fiscal 2002 as compared to 24.2% in fiscal 2001. The increase in selling, general and administrative expenses was attributable primarily to an increase in compensation and benefit expenses; marketing expenses; professional charges; traveling expenses and other expenses. Compensation and benefit expenses increased 186.0% to $33.3 million, or 8.8% of revenues, in fiscal 2002 from $11.6 million, or 4.2% of revenues, in fiscal 2001. Marketing expenses increased 31.6% to $6.7 million, or 1.8% of revenues, in fiscal 2002 from $5.1 million, or 1.8% of revenues, in fiscal 2001. Professional charges increased 63.1% to $9.1 million, or 2.4% of revenues, in fiscal 2002 from $5.6 million, or 2.0% of revenues, in fiscal 2001. Traveling expenses increased 102.7% to $8.2 million, or 2.2% of revenues, in fiscal 2002 from $4.0 million, or 1.5% of revenues, in fiscal 2001. Other expenses increased 34.1% to $18.0 million, or 4.8% of revenues, in fiscal 2002 from $13.4 million, or 4.9% of revenues, in fiscal 2001. These increase were primarily offset by a decrease in deferred stock based compensation expense and depreciation expenses. Deferred stock based compensation expense decreased 75.0% to $3.3 million, or 0.9% or revenues, in fiscal 2002 from $13.4 million, or 4.8% of revenues, in fiscal 2001. Depreciation expenses decreased 24.3% of to $3.4 million, or 0.9% of revenues, in fiscal 2002 from $4.4 million, or 1.6% of revenues, in fiscal 2001.

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

Interest expense. Interest expense decreased to $2.8 million in fiscal 2002 from $9.4 million in fiscal 2001 primarily due to the repayment of debts during the second and third quarter of fiscal 2002 with ADR proceeds.

Gain of sale of shares in Sify. Gain on sale of shares in Sify was $45.6 million which was recognized in fiscal 2002. In June 2000, we completed a sale of 347,200 equity shares to GSIC at a price of $144 per share, subject to a put option to sell the shares back to us. If Sify had not completed an initial public offering on a recognized stock exchange in India by September 2001. The put option held by GSIC expired unexercised on October 15, 2001.

Other income. Other income increased to $11.2 million in fiscal 2002 from $3.1 million in fiscal 2001 which was primarily on account of foreign currency translation gains.

Other expense. Other expenses were $58 thousand in fiscal 2002 and $0.3 million in fiscal 2001.

Income taxes. Income taxes were $17.2 million in fiscal 2002 and $4.1 million in fiscal 2001. The increase in income taxes is mainly on account of tax paid on the capital gain on sale of shares of Sify and the provision for foreign taxes payable overseas by offsite and onsite centers, principally in the United States.

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

Selling, general and administrative expenses. Selling, general and administrative expenses were $45.8 million in fiscal 2002 from $47.9 million in fiscal 2001. Selling, general and administrative expense represented 116.3% of Internet services revenues in fiscal 2002 as compared to 122.8% in fiscal 2001. This decrease was primarily attributable to decrease in marketing expenses. Marketing expenses decreased 66.8% to $3.2 million, or 8.1% of revenues, in fiscal 2002 from $9.6 million, or 24.5% of revenues, in fiscal 2001. This decrease was partially offset by an increase in depreciation expense and Indirect personnel costs. Depreciation expense increased 29.5% to $12.1 million, or 30.7% of revenues, in fiscal 2002 from $9.3 million, or 24.0% of revenues, in fiscal 2001. Personnel costs increased 0.3% to $9.6 million, or 24.5% of revenues, in fiscal 2002 from $9.6 million, or 24.6% of revenues, in fiscal 2001.

Amortization of goodwill. Amortization of goodwill expense was $12.7 million in fiscal 2002 as compared to $24.7 million in fiscal 2001.

Impairment of goodwill. In the year ended March 31, 2002, Satyam recorded an impairment charge of $81.1 million relating to goodwill acquired in the IndiaWorld, India Plaza and Eduempire acquisitions by Sify as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions. Since the operations of those entities have been completely integrated into the operations of Sify. Satyam assessed the recoverability of goodwill arising out of the India World and India Plaza acquisitions at the enterprise level of Sify. The impairment charge was calculated as the difference between the market value of Sify and its net assets. The assessment was performed due to significant decline in Sify’s stock price for a sustained period, Sify’s market capitalization relative to its net book value, significant under performance relative to expected historical or projected future operating results, significant negative industry and economic trends and the overall decline in market conditions which indicate that this decline in the market value of Sify’s stock price is other-than temporary. The shortfall in the market capitalization has indicated an impairment of goodwill. Thus the entire carrying value of goodwill as at September 30, 2001, pertaining to India World of $73.1 million, India Plaza of $8.0 million and Eduempire of $50 thousand has been charged to the statement of operations for the year ended March 31, 2002.

Operating income (loss). As a result of the foregoing, operating loss increased to $128.9 million in fiscal 2002 from $57.0 million in fiscal 2001.

Interest income. Interest income decreased to $0.8 million in fiscal 2002 as compared to $5.5 million in fiscal 2001 primarily due to reduction in deposits with banks..

Interest expense. Interest expense decreased to $45 thousand in fiscal 2002 from $266 thousand in fiscal 2001.

Other Income. Other income was $1.0 million in fiscal 2002 as compared to $3.7 million in fiscal 2001.

Minority Interest. Minority interest increased to $73.3 million in fiscal 2002 from $25.7 million in fiscal 2001.

Equity earnings (losses) of associated companies. Equity losses of associated companies were $26.8 million in fiscal 2002 as compared to $6.4 million in fiscal 2001 which was primarily due to impairment of goodwill associated with our investment in CricInfo Limited. Satyam evaluates the recoverability of goodwill relating to the investment in associated companies as current events or circumstances warrant to determine whether adjustments are needed to their carrying values. In the year ended March 2002, Satyam recorded a impairment charge of $21.4 million relating to goodwill on the Cricinfo acquisition by Sify as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions.

The main factors in the valuation of the Cricinfo acquisition were share in revenues for Sify, leadership and synergistic benefits accruing to Sify and enterprise value of Cricinfo. Sify had made a revenue growth assumption for Cricinfo at the time of acquisition. Due to the change in market realities, management believes those revenue growth estimates would require significant downward revision. The anticipated leadership and synergistic benefits have also largely not realized. The current fair value of Cricinfo as an independent entity is negligible due to its mounting cash losses coupled with the adverse current market conditions. The impairment was based on discounted cash flow method considering historical results adjusted to reflect management’s best estimate of future market and operating conditions.

Management believes that the carrying value of goodwill, which forms part of the investment in Cricinfo is impaired.

It also believes that considering the current industry scenario and lack of investor confidence, the impairment is other-than temporary. Hence, out of the carrying value of goodwill as at September 30, 2001 of $24.5 million, $21.4 million has been charged to the statement of operations for the year ended March 31, 2002. The management believes that balance goodwill of $3.1 million is attributable to the future discounted cash flows from Sify’s share in revenue.

Net income (loss). As a result of the foregoing, net loss increased to $80.7 million in fiscal 2002 from $28.8 million in fiscal 2001.

Software products

In fiscal 2002, VCI has generated revenues of $0.9 million of which $0.3 million was from intersegment revenues. VCI incurred a $2.6 million net loss in fiscal 2002 as compared to a $13.9 million net loss in fiscal 2001. The net loss of $2.6 million in fiscal 2002 was attributable primarily to selling and general administrative expenses, research and development expenses which primarily comprised employee compensation and benefits of $1.7 million and professional charges of $0.4 million. The net loss of $13.9 million in fiscal 2001 was attributable primarily to research and development, selling and general administrative expenses, which primarily comprised professional charges of $3.4 million and employee compensation and benefits of $6.3 million. Keeping in view the present business and economic conditions, the relative size and managerial time, we decided to discontinue the operations of VisionCompass so as to focus on our core business of IT services.

Liquidity and Capital Resources

Net cash provided by (used in) operating activities. Net cash provided by operating activities was $98.5 million, $116.4 million and $5.9 million in fiscal 2003, 2002 and 2001, respectively.

In fiscal 2003, non-cash adjustments to reconcile the $79.8 million net income to net cash used in operating activities consisted primarily of depreciation and amortization expense of $36.0 million. Net accounts receivable and unbilled revenues increased by $15.4 million primarily as a result of an increase in our revenues and increase in the collection period. Increase in other working capital assets of $7.3 million was primarily on account of directors and officers liability insurance taken during the year and interest accrued on deposits placed with banks. Unearned and deferred revenues increased because of advance billing on clients for services to be rendered in future.

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

Net cash used in investing activities. Net cash used in investing activities was $271.9 million, $40.4 million and $137.8 million in fiscal 2003, 2002 and 2001, respectively. Net cash used in investing activities in fiscal 2003 increased by 230.5 million to $271.9 million from $40.4 million in fiscal 2002. This increase was primarily related to investments in bank deposits of $259.3 million. This increase was partially offset by decrease in purchase of premises and equipment, acquisitions and investments in associated companies. Purchase of premises and equipment in fiscal 2002 consisted primarily of infrastructure, computers and other equipment associated with the expansion. Net cash used in investing activities in fiscal 2001 was primarily related to acquisitions and investments in associated companies of $52 million; and purchases of premises and equipment of $84.8 million consisted primarily of infrastructure, computers and other equipment associated with the expansion in headcount as we continued to grow.

Net cash provided/(used) by financing activities. Net cash provided/(used) by financing activities was $(12.1) million, $110.7 million and $14.2 million in fiscal 2003, 2002 and 2001, respectively. We used cash in repayment of loan amounting to $2.4 million and payment of dividend amounting to 9.7 million in fiscal 2003. In addition to using cash generated from operations, we financed our continuing expansion primarily through sale of investments amounting to $48.9 million in fiscal 2001 and through capital raising activities amounting to $150.6 million in fiscal 2002.

As of March 31, 2003, we had $62.2 million in cash and cash equivalents, $2.7 million in secured rupee denominated loans of Satyam Associate Trust and $1.4 million of other outstanding loans denominated in rupee. As of March

31, 2003, we had an unused short term working capital line of credit of $7.4 million from a bank and unused non-funded lines of credit of $8.0 million.

The following table describes our outstanding credit facilities as at March 31, 2003 (in million, except percentages)

Loan Type	Lenders	Amount Outstanding	Interest (per annum)	Computation Method

Rupee loan of Satyam Associates Trust	ICICI bank	$1.3	13.0% — 14.25%	Variable
Rupee loan of Satyam Associates Trust	Cholamandalam	1.4	10.75%	Fixed
Other loans	Various parties	1.4	8.0% — 13.0%	Fixed

Total		$4.1

We anticipate capital expenditures of approximately $40.0 million during fiscal 2004, principally to finance construction of new facilities in our offshore centres; expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. After fiscal 2004, we may require additional financing to fund our working capital and capital expenditure requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

The following table sets forth our contractual obligations and commitments to make future payments as of March 31, 2003. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations.

	Payments Due as of March 31, 2003

	Within 1 year	1-3 years	3-5 years	After 5 years	Total

	(in thousands)
Long term debt	$2,336	1,738	—	—	$4,074
Operating leases	1,914	3,108	1,665	725	7,412
Unconditional purchase obligations:
Other commercial commitments	4,441	—	—	—	4,441
Bank guarantees	3,178	179	146	—	3,503
Letters of credit	180	—	—	—	180

Total contractual cash obligations	$12,049	$5,025	$1,811	$725	$19,610

     Based on past performance and current expectations, we believe that our cash and cash equivalents, short-term investments, and cash generated from operations will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments and other liquidity requirements associated with our existing operations through at least the next 12 months. In addition, there are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.

Off-Balance Sheet Arrangements.

We do not have any other off balance sheet arrangements other than as disclosed above.

Income Tax Matters

As of March 31, 2003, we had an operating loss carry forward of approximately $15.3 million for tax purposes including valuation allowance. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

For fiscal 2003, the statutory corporate income tax rate in India was 35.0% and is subject to a 5.0% surcharge, resulting in an effective tax rate of 36.8%. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) a deduction from payment of Indian corporate taxes to the extent of 90% of the profits derived from export of software from software development facilities designated as “Software Technology Parks” or STP units until 2010; and (ii) a tax deduction of 50% of profits from exporting computer software progressively reduced to nil by the year 2004-05. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

Effects of Inflation

     India has experienced relatively high rates of inflation in the past however it has not had a significant effect on our results of operations and financial condition to date.

Exchange Rates

     The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	Month end	Average	High	Low

		(Rupees)
April-02	48.98	48.94	49.01	48.83
May-02	49.06	49.02	49.07	48.97
June-02	48.91	48.98	49.07	48.86
July-02	48.69	48.79	48.87	48.69
August-02	48.52	48.62	48.73	48.52
September-02	48.40	48.47	48.57	48.40
October-02	48.39	48.39	48.45	48.34
November-02	48.36	48.29	48.36	48.21
December-02	48.00	48.15	48.32	47.96
January-03	47.83	47.96	48.10	47.83
February-03	47.66	47.75	47.92	47.65
March-03	47.53	47.68	47.85	47.53

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, issued by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. The following is a brief discussion of the more significant accounting policies and methods used by us. In addition, Financial Reporting Release No. 61 issued by the SEC requires all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments.

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout this “Item 5 — Operating and Financial Review and Prospects” where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements in Item 18 of this Annual Report on Form 20-F, beginning on page F-10.

Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue recognition

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. We derive our revenue primarily from IT services, which includes software development, system maintenance, package software implementation, engineering design services and ebusiness.

Revenues earned from services performed on a “time and material” basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements, require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated. We recognize revenue based on the completed-contract method where the work to complete cannot be reasonably estimated.

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

Impairment of Goodwill

We assess the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	our market capitalization relative to net book value.

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

Effective April 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, or SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 142 requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. We are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. We performed an initial impairment review of goodwill on the adoption of SFAS 142 and also carried out an annual impairment review in 2003. Based on these tests there is no impairment of goodwill during the year ended March 31, 2003.

Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Accounts Receivable

We estimate the amount of uncollectable receivables each period and establish an allowance for uncollectable amounts. The amount of the allowance is based on the age of unpaid amounts, information about the creditworthiness of customers, and other relevant information. Estimates of uncollectable amounts are revised each period, and changes are recorded in the period they become known. A significant change in the level of uncollectable amounts would have a significant effect on our results of operations.

Accounting for income taxes

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

The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks”; and (ii) a tax deduction for profits from exporting computer software. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. Further, most of our operations are from “Software Technology Parks”, or STP unit, which are entitled to a tax holiday of ten years from the date of commencement of operations. STP units registered after March 31, 2001 are not entitled to this exemption. Four our various registered STP units, these exemptions expire starting from fiscal 2006 through fiscal 2010. However, we also earn certain other income and domestic income, which are taxable irrespective of this tax holiday. Our subsidiaries are subject to income taxes of the countries in which they operate.

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

Impact of Recently Issued Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities or SFAS No. 146, SFAS No. 146 addresses significant issues regarding the recognition measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. We are required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS No. 146. The effect-on-adoption of SFAS No. 146 will change on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred. The adoption of this standard does not have any material impact on our results of operations or financial position.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exists sufficient evidence of fair value to separately account for some or all of the deliverables. The adoption of the consensus does not have a material impact on our revenue recognition policies.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the Interpretation did not have a material impact on our accounting or disclosure policies.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement No. 123. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS 148 are applicable for fiscal periods beginning after December 15, 2002. Satyam continues to account for its fixed plan stock options under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. We have adopted the disclosure provisions of SFAS 148 as of December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 that applies to variable interest entities created after January 31, 2003 and to variable interest entities in which our enterprise obtains an interest after that date. We are in the process of assessing the impact of the adoption of this interpretation.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except specific situations and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. We are currently evaluating the impact of this Statement.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We are currently evaluating the impact of this Statement.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Officers

     The following table sets forth the name, age, and position of each of our directors and key management personnel as of May 31, 2003:

Directors

Name	Age	Position Held

B. Ramalinga Raju	47	Chairman
B. Rama Raju	44	Managing Director and Chief Executive Officer (3)
V. P. Rama Rao	69	Director (1) (2) (3)
Dr. Mangalam Srinivasan	65	Director (1) (2)
Mr. Krishna G. Palepu	49	Director
Mr. Vinod K Dham	53	Director

Key Management Personnel(4)

Name	Age	Position Held

Anil Kekre	52	Executive Vice President, Regional Business Unit — Middle East and India
Jayaraman G	47	Vice President (Corp. Affairs) & Company Secretary
Joseph Abraham	50	Director & Senior Vice President, Vertical Business Unit — Retail
Kalyan Rao K	50	President, Vertical Business Unit - Telecom, Infrastructure, Media & Entertainment and Semiconductor and Horizontal Competency Unit — Hi tech
Mohan Eddy F. S	53	Director, Internal Information Systems and Platinum Processes Group
Murty A. S	44	Director & Senior Vice President, Global Human Resources
Prabhat G. B	37	Director, Horizontal Business Unit—Enterprise Business Solution
Ram Mynampati	46	President, Commercial and Healthcare Businesses
Srinivas V	43	Director and Senior Vice President & Chief Financial Officer
Subramanian D	44	Director & Senior Vice President, Global Manufacturing, SAP, Oil and Gas & Energy and Utilities and Engineering Business Units
Thiagarajan K	50	Director & Senior Vice President—Corporate Planning and Strategy

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Investors Grievance Committee

(4)	Directors listed under key management personnel are directors of business/support units and not members of our board of directors.

     B. Ramalinga Raju has been on our board of directors since our inception in 1987. He became Chairman of our board of directors in 1995. Before this, he was with the Satyam Corporate Group as Vice Chairman. Mr. Ramalinga Raju also sits on the board of directors of Nipuna Services Limited, VCI and Telecommunications Consultants India Limited. Mr. Ramalinga Raju holds a master of business administration degree from Ohio University and has attended the owner/president management course at Harvard Business School.

     B. Rama Raju has been on our board of directors since our inception in 1987. He became the Managing Director and Chief Executive Officer of our company in 1991. Before 1997, he was with Maytas Infra Limited as one of its Directors. Mr. Rama Raju also sits on the board of directors of Nipuna Services Limited, Maytas Infra Limited, Satyam Venture Engineering Services Private Limited and Gautami Power Limited. Mr. Rama Raju holds a master of economics from Loyola College, Chennai and a master of business administration from Loredo State University, Texas and has also attended the owner/president management course at Harvard Business School. Mr. Rama Raju is the younger brother of Mr. B. Ramalinga Raju, the Chairman of our company.

     V. P. Rama Rao has been on our board of directors since July 1991. Before this, he was with the Indian Administrative Service and was the Chief Secretary to the government of Andhra Pradesh. He was closely involved with the industrial development of Andhra Pradesh for over two decades. He also worked as the Chief of Industrial Infrastructure Corporation. Mr. Rama Rao holds a post-graduate degree in arts, a bachelor degree in civil laws and a post-graduate diploma in technical science and industrial administration, from Manchester University, located in the United Kingdom. Mr. V.P. Rama Rao also sits on the board of directors of several companies in India.

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

     Mr. Krishna G. Palepu was appointed to our board of directors on January 23, 2003 as an additional director. Mr. Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School, where he also holds the title of Senior Associate Dean, Director of Research. Professor Palepu joined the Harvard Business School faculty in 1983 after receiving a Masters degree in physics from Andhra University, a MBA from the Indian Institute of Management, and a Ph.D. from the Massachusetts Institute of Technology. Professor Palepu serves as consultant to a wide variety of businesses, and is on the Boards of several companies viz., Dr. Reddy’s Laboratories Limited, Exeter Corporation, USA and Harvard Business School Publishing Co., USA.

     Vinod (Vin) K. Dham was appointed to our board of directors on January 23, 2003 as an additional director. Mr. Vin is Vice President and General Manager, Carrier Access Business Unit, of Broadcom Corporation. Mr. Dham comes to Broadcom from its acquisition of Silicon Spice Inc., where he was Chairman, President and CEO. Recognized as the “Father of the Pentium Processor,” he held the positions of Vice President of Intel’s Microprocessor Products Group and General Manager of the Pentium Processor Division. Mr. Vinod K. Dham is also director on the Boards of NewPath Ventures Management Company LLC and Hellosoft.

     Anil Kekre has been our Executive Vice President — Regional Business Unit - Middle East and India since October, 2002. Prior to this he was our Executive Vice President — Regional Business Unit — Europe since November 2000 and he was our Senior Vice President, Strategic Business Unit 5 from 1997. Before this, he was with Tata Information Systems Ltd. as General Manager. Mr. Anil holds a master in technology (electronics and computer science) degree from Indian Institute of Technology, Kanpur and a master of business administration degree from the Faculty of Management Studies, New Delhi.

     Jayaraman G. has been our Vice President (Corp. Affairs) & Company Secretary since October, 2000. From March 2000 to September, 2000 he was Asst. Vice President and Company Secretary. Before this, he was with Samrat Spinner Limited as Director (Finance) & Company Secretary. Mr. Jayaraman holds a Bachelor of Science degree and is a fellow member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India. He is also an associate member of Institute of Company Secretaries of India.

     Joseph Abraham has been our Director and Senior Vice President, Vertical Business Unit — Retail since November 2000. Prior to this, he was our Senior Vice President, Strategic Business Unit 7 from 1998. Before this, he was with Tata Consultancy Services as Executive Vice President, Human Resources. Mr. Abraham holds a master of personnel management and industrial relations degree from Tata Institute of Social Services and a Differential Test Battery Certificate from Morrisby Institute, United Kingdom.

     Kalyan Rao K. has been our President — Vertical Business Unit— Telecom, Infrastructure, Media & Entertainment and Semiconductor and Horizontal Competency Unit — Hi tech since October 2002. Prior to this he was our Executive Vice President & Chief Technical Officer—Vertical Business Unit—Telecom since November 2000. Before this, he served in various positions since joining our company in 1992. Mr. Kalyan Rao holds a master of engineering (ECE) degree from Indian Institute of Science, Bangalore.

     Mohan Eddy F. S. has been our Director — Internal Information Systems and Platinum Processes Group. Prior to this he was our Director — Horizontal Business Unit—Collaborative Enterprise Solutions since November 2000. Before this he was a Director, Strategic Business Unit—Satyam Renaissance Consulting from 1995. He is also a director of Satyam Asia Pte Ltd. Mr. Mohan Eddy holds a bachelor of engineering degree and a post-graduate diploma in management from Indian Institute of Management, Calcutta.

     Murty A. S. has been our Director & Senior Vice President—Global Human Resources since November 2000. Prior to this, he was our Senior Vice President, Human Resources from 1999. Before this, he was our Senior Vice-President of Strategic Business Unit 1 since 1994. He is also a director of Satyam (Europe) Limited. Before joining our company, Mr. Murty worked for Tata Consulting Services for over 12 years. Mr. Murty holds a master of engineering degree from Indian Institute of Science, Bangalore.

     Prabhat G. B. has been our Director—Horizontal Business Unit—Enterprise Business Solution since November 2000. Prior to this, he was a Director, Strategic Business Unit—Satyam Renaissance Consulting from 1995. Mr. Prabhat holds a master of science (computer sciences) degree from Indian Institute of Technology, Chennai.

     Ram Mynampati has been our President — Commercial and Healthcare Businesses since October 2002. Prior to this he was our Executive Vice President & Chief Operating Officer—Vertical Business Unit—Insurance, Banking & Financial Services, Healthcare since November 2000. Before this, he was our Executive Vice President, Strategic Business Units 1, 2 & 4 from 1999. Mr. Mynampati holds a master of computer science degree from California State University.

     Srinivas V. has been our Director and Senior Vice President & Chief Financial Officer since October, 2002. Prior to this he was our Senior Vice President & Chief Financial Officer since November 2000. Before this, he was our Vice President and Chief Financial Officer from 1998. Mr. Srinivas is a fellow member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. He is also an associate member of the Institute of Cost and Works Accountants of India. He is also a director of Nipuna Services Limited, Sify Limited and Satyam Asia Pte. Limited. In addition, he holds a bachelor of law degree and a master of commerce degree from Osmania University.

     Subramanian D. has been our Director and Senior Vice President — Global Manufacturing, SAP, Oil and Gas & Energy and Utilities and Engineering Business Units since October, 2002. Prior to this he was Senior Vice President Global Manufacturing, SAP, Oil and Gas & Energy and Utilities and Engineering Business Units since November, 2000. Before this he was Vice President — SAP since joining our company in 1999. Mr. Subramanian holds a masters in business administration (MBA) degree and also an Associate Member of Cost and Management Accountants of India.

     Thiagarajan K. has been our Director & Senior Vice President—Corporate Planning and Strategy since April 2001. Prior to this, he was President—E Training of Satyam Infoway Ltd., since January, 2000. Before this, he was with Sanmar Weighing Systems Ltd., as President. Mr. Thiagarajan holds a Bachelor of Technology degree from Indian Institute of Technology, Chennai and Post Graduate Diploma in Business Management from Indian Institute of Management, Ahmedabad.

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

     No remuneration was paid to our non-executive directors. There are no loans to, or guarantees in favor of, directors or key management personnel other than interest-bearing housing loans provided to certain key management personnel which have not been made, modified or renewed after July 30, 2002.

     The following table sets forth all compensation awarded to, earned by or paid to Mr. B. Rama Raju, our managing director and chief executive officer, during fiscal 2002 for services rendered in all capacities to us. Mr. Raju was appointed as managing director and chief executive officer of our company in 1991. With the exception of four executive officers who are serving overseas, none of our other executive officers earned a combined salary and bonus in excess of $100,000 during any of the last three fiscal years. With respect to the four key managerial personnel , we have not provided individual compensation information because their compensation is attributed predominantly to their overseas assignments, and if they were based in India, their individual compensation would not exceed $100,000. The total remuneration received by our executive officers and directors for their services to us for the fiscal year ended March 31, 2003 was $1.52 million. The total remuneration and the amounts in the following table are in dollars based on the noon buying rate of Rs. 47.53 per dollar on March 31, 2003.

Annual Compensation

Name and Principal Position	Salary	Bonus	Others (1)

B. Rama Raju, Managing Director and Chief Executive Officer	$87,236	—	$12,302

(1)	Includes commissions, membership fees and housing allowance.

Option Grants

     During the fiscal year ended March 31, 2003, we granted options to our key managerial personnel to purchase 500,000 shares under our ASOP, 509,540 shares under our ASOP B plan and 65,000 ADSs under our ASOP ADS plan. The expiration dates for the options granted under ASOP, ranged from October, 2002 to January, 2004 and for the options granted under ASOP B and ASOP ADS range from April, 2006 to February, 2012. The exercise prices for the options granted under ASOP, range from Rs.73.80 to Rs.82.10. The exercise prices for the options granted under ASOP B, range from Rs.223.45 to Rs.259.05 and the exercise price for the options granted under ASOP ADS was $10.26.

Employee Benefit Plans

     We have instituted an incentive plan, and intend to institute additional incentive plans, to reward associates’ performance through cash payments and, since September 1999, stock options. Associate performance is measured by reference to the associate’s contribution to (1) profits and his or her tenure of service, (2) organizational development and (3) customer satisfaction. An associate must score a minimum number of points in each performance criterion to be eligible for a reward. Since the introduction of stock options, cash bonuses have decreased and we expect cash bonuses to continue to decrease in the future as we place more emphasis on the granting of stock options.

Associate Stock Option Plan

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

     An associate must pay consideration of one rupee per warrant to the Trust before the warrant can be transferred to the associate. These warrants are non-transferable by the associate. However, if the associate ceases to be an associate of our company by reason of resignation, dismissal or severance, the warrants will be transferred back to the Trust for the same consideration paid by the associate. If the associate ceases to be an employee by retirement or death, the rights and obligations under the warrants accrue to the associate or his or her legal heirs. The conversion date of warrants is determined by the advisory board. The conversion price to be paid by the associate upon conversion has been determined by the board of directors under the SEBI guidelines to be Rs.450, or approximately $9.47 per share (translated at the noon buying rate of Rs.47.53 per $1.00 on March 31, 2003). The SEBI guidelines apply to the pricing of shares issued under employee stock option plans. Under the guidelines, the minimum exercise price to acquire shares under our ASOP is the higher of the following:

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

Associates Stock Option Plan B

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

ASOP ADS

     Our ASOP ADS provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) and non-statutory options to acquire ADSs of Satyam Computer Services to our associates, officers and directors as well as to employees, officers and directors of our parent or subsidiary entities. The establishment of our ASOP ADS was approved at our annual general meeting of shareholders in May 1999, subject to a $25.0 million limit on the aggregate market value of the equity shares initially reserved pursuant to the ASOP ADS. Accordingly, the total equity shares reserved for issuance may be reduced by the board of directors from time to time to comply with the $25.0 million limit. All options under our ASOP ADS will be exercisable for ADSs represented by ADSs.

     Our ASOP ADS may be administered by the board of directors or a committee of the board. The committee has the power to determine the terms of the options granted, including the exercise price, the number of ADSs subject to each option, the exercisability thereof and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate our ASOP ADS, provided that no such action may affect any ADS previously issued and sold or any option previously granted under our ASOP ADS.

     Options granted under our ASOP ADS are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under our ASOP ADS must generally be exercised within three months of the end of the optionee’s status as an associate of our company, but in no event later than the expiration of the option’s term. In the event of an optionee’s termination as a result of death or disability, the vesting and exercisability of the optionee’s option will accelerate in full and the option must be exercised within 12 months after such termination, but in no event later than the expiration of the option’s term. The exercise price of incentive stock options granted under our ASOP ADS must be at least equal to the fair market value of our ADSs on the date of grant. The exercise price of non-statutory stock options granted under our ASOP ADS must be at least equal to 90.0% of the fair market value of our ADSs on the date of grant. With respect to any participant owning stock possessing more than 10.0% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110.0% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under our ASOP ADS may not exceed 10 years.

     Our ASOP ADS provides that in the event of a merger of our company with or into another corporation, a sale of substantially all of our assets or a like transaction involving our company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the vesting and exercisability of each option will accelerate in full.

     IASOP. In fiscal 1999, Sify established the IASOP which provides for the issuance of warrants to purchase Sify shares to eligible associates of Sify. The IASOP is substantially similar to the ASOP and is administered by an employee welfare trust, the Sify Trust. Sify issued to the Sify Trust 825,000 warrants of Rs.1 each to purchase equity shares in Sify. In turn, the Sify Trust from time to time grants to eligible associates warrants to purchase equity shares held by or reserved for issuance to the Sify Trust. An associate must pay consideration of Rs.1 per warrant to the Sify Trust and each warrant entitles the associate-holder to purchase one share of Sify at an exercise price decided by the board of directors. The board of directors has determined that in no event will the exercise price be less than 90.0% of the market price of the shares on the Nasdaq National Market as of the grant date. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three year period from the date the warrants were issued to the associate. The exercise period for these warrants is 30 days from the vesting period. The intrinsic value of each warrant is the market price of the shares underlying the warrants on the date of the grant. The warrants allotted and the underlying shares are not subject to any repurchase obligations by Sify. We account for the IASOP as a fixed warrant plan. We expect that the exercise price of warrants granted in the future will not be less than 90.0% of the fair market value of the underlying shares and therefore we do not expect to incur a compensation expense with respect to those future grants.

     VCI ASOP Plan. In April 2000, VCI established the VCI Stock Option Plan, or the VCI Plan. A total of 25,000,000 shares of VCI common stock are currently reserved for issuance upon the exercise of options under the VCI Plan of which 17,500 options were outstanding as of March 31, 2003 under the VCI Plan. The exercise prices of the prior options grants have been at fair value of the underlying shares. As VCI's operations have been discontinued, we do not expect that any of the outstanding VCI options will be exercised or that VCI will issue any further options. As a result, we do not expect to incur any further compensation expenses with respect to VCI's options.

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

Board Practices

Board Composition

     Our Articles of Association set the minimum number of directors at three and the maximum number of directors at 12. We currently have six directors. The Companies Act and our Articles of Association require the following:

•	at least two-thirds of our directors shall be subject to retirement; and

•	in any given year, at least one-third of these directors who are subject to retirement shall retire and be eligible for re-election at the annual meeting of our shareholders.

     B.     Ramalinga Raju and B. Rama Raju are permanent directors and are not subject to retirement by rotation. V.P. Rama Rao and Dr. Managalam Srinivasan are the next directors who are scheduled to retire by rotation. Our Board of directors appointed Mr. Krishna G. Palepu and Vinod K. Dham as additional directors on January 23, 2003 — they hold office up to the ensuing Annual General Meeting in which their appointment will be subject to shareholders’ approval. During fiscal 2003, C. Srinivasa Raju, Director resigned from the Board effective, January 23, 2003.

Board Committees

     The audit committee of board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the adequacy and effectiveness of the accounting and financial controls of our company and our accounting practices. The members of the audit committee are V.P. Rama Rao and Dr. Mangalam Srinivasan, each of whom is an independent director. We are in the process of filling up the vacant position on this Committee.

     The compensation committee of the board of directors determines the salaries and benefits for our executive directors and the stock options for all associates. The members of the compensation committee are V.P. Rama Rao and Dr. Mangalam Srinivasan, each of whom is an independent director. We are in the process of filling up the vacant position on this Committee.

     The investors grievance committee of the board of directors formed in January 2001 focuses on strengthening investor relations and addressing investors’ concerns. The members of the committee are V.P. Rama Rao, who is an independent director, and B. Rama Raju, Managing Director and CEO. We are in the process of filling up the vacant position on this Committee.

Director Compensation

     Our Articles of Association provides that each of our directors shall receive a sitting fee not exceeding the maximum amount allowed under the Companies Act. Currently, our directors receive Rs.5,000 for every board and committee meeting. Currently, Independent directors do not receive any additional compensation for their service on our board of directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings.

Employment, Severance And Other Agreements

     Our Articles of Association provides that directors are appointed by the shareholders by resolutions passed at general meetings; however, the board of directors has the power to appoint additional directors for a period up to the date of the next annual general meeting. Key managerial personnel are appointed by the management. There are no severance agreements with our key managerial personnel.

Employees

     Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled technical associates. We offer competitive salaries, incentive pay, including, since May 1998, stock options, extensive training, an entrepreneurial work environment and opportunities to work overseas. As of March 31, 2003, we had 9,838 employees whom we refer to as “associates,” including 9,086 technical associates. We had 9,532 and 9,700 associates as of March 31, 2002 and 2001, respectively. As of date, we had none of our associates are represented by a union. We believe that our relationship with our associates is good.

     Recruiting. We recruit top graduates from the engineering departments of India’s universities and engineering and technical colleges. India has over 1,500 such schools and, with the rapid growth of the IT services industry in India, the number of students pursuing education in software engineering has increased in recent years. This has allowed us to recruit from a large pool of qualified applicants who undergo our demanding selection process involving a series of tests and interviews. In fiscal 2001, we received approximately 25,000 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 15,000 and extended job offers to 5,458 of whom 3,660 joined our company. In fiscal 2002, we received approximately 90,543 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 4,722, extended job offers to 1,259 and 1,287 joined our company. In fiscal 2003, we received approximately 40,200 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 13,400, extended job offers to 3,350 and 2,561 joined our company.

     Training of associates. We devote significant resources to training our associates. We established the Satyam Learning Center, which is responsible for conducting training programs. To assist our technical associates to better understand and implement new technologies, each new technical associate must participate in a three to six-month software engineering training program and all technical associates are expected to undertake between 40 and 80 hours per year of development training. Through such ongoing training, we build the competencies in emerging disciplines necessary to meet customers’ project needs. At the Satyam Learning Center, our technical associates are trained on skill sets and encompassing Microsoft, Sun, IBM, Linux and other platforms. Training is done keeping in view project requirements and proactive competency development based on forecasted market needs. This expertise allows us the flexibility to ramp up to meet the demands of particular projects and to redeploy our personnel among projects. We also recruit managers in non-software engineering fields for positions as project leaders and project managers and provide them with extensive training, usually over a six-month period, in software engineering and project management skills. To focus our associates on selecting the best technologies to match customer requirements, all of our associates are also required to undergo a customer orientation program.

     Retention. To attract, retain and motivate our associates, we seek to provide an environment that rewards entrepreneurial initiative and performance. We also provide competitive salaries and benefits as well as incentives in the form of cash bonuses and stock options. In fiscal 2001, fiscal 2002 and fiscal 2003, we experienced associate attrition at a rate of 15.1%, 13.2% and 15.6% respectively. As the pool of software engineers in India becomes larger and as we increase the opportunities for our associates to work overseas, either for onsite work at the customers’ premises or in the offsite centers which we are establishing as one of our strategic priorities, we believe our current rates of turnover will continue.

     At any given time, our technical associates are working overseas, either onsite at customer premises or at our offsite centers, while the balance are working in the offshore centers in India. On average, approximately 17.6%, 20.0% and 26.4% of our technical associates worked overseas, primarily in the United States, in fiscal 2001, fiscal 2002 and fiscal 2003, respectively. As at March 31, 2003, we employed 2,386 technical staff and 161 support in our onsite and offsite centers in the United States, Japan, the United Kingdom, Singapore, Middle East and Australia. We have staffed the offsite centers mainly through local hiring, supplemented by associates from India. Our professionals who work onsite at customers’ premises in the United States on temporary and extended assignments are typically required to obtain visas. H-1B visas are generally used for sending personnel to the United States for onsite work, and L-1 visas are typically used only for inter-company transfers of high level managers. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year and in recent years this limit has been reached well before the end of the fiscal year. We are generally able to obtain H-1B and L-1 visas within two to four months of applying for such visas, which remain valid for three years and can be extended for a further three years. We plan for our visa requirements by forecasting our annual needs for such visas in advance and applying for such visas as soon as practicable. We do not anticipate any problems obtaining enough visas for our needs in the current U.S. government fiscal year. In addition, we utilize L-1 visas whenever available and redeploy existing H-1B visa holders to minimize the number of new H-1B visas we need.

Share Ownership

     The following table sets forth information with respect to the beneficial ownership of our equity shares as of May, 31, 2003 by each of our directors and our chief executive officer and all of our directors and executive officers as a group. The table gives effect to equity shares issuable within 60 days of May 31, 2003 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

	Equity Shares
	Beneficially Owned

Beneficial Owner	Number		Percent

B. Rama Raju	15,102,000	(1)	4.8
B. Ramalinga Raju	13,746,000	(2)	4.4
V.P. Rama Rao	—		—
Dr. Mangalam Srinivasan	—		—
Krishna G. Palepu	—		—
Vinod K Dham	—		—
All directors and executive officers as a group (17 persons)	29,866,245		9.6

(1)	Includes 3,874,000 equity shares held by B. Rama Raju’s wife, B. Radha Raju. B. Rama Raju disclaims beneficial ownership of any equity shares held by B. Radha Raju.

(2)	Includes 4,047,000 equity shares held by B. Ramalinga Raju’s wife, B. Nandini Raju. B. Ramalinga Raju disclaims beneficial ownership of any equity shares held by B. Nandini Raju.

     Other than B. Rama Raju and B Ramalinga Raju, none of our directors or executive officers beneficially owned more than 1% of our equity shares as of May 31, 2003.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share Ownership

     The persons or group of affiliated persons who is known to us to beneficially own 5% or more of our equity shares as of May 31, 2003, are Templeton Global Advisors Limited A/c Templeton Funds, Inc. (Templeton Foreign Fund), which holds 5.9% and Warburg Pincus LLC A/C Madison Holding Ltd., which holds 5.4%. Templeton and Warburg have the same voting rights as our other shareholders.

     As of May 31, 2003, 322,085 of our equity shares, representing 0.1% of our outstanding shares, were held by a total of 93 holders of record with addresses in the United States. As of May 31, 2003, we have issued 16,675,000 ADSs (representing 33,350,000 equity shares) and which represent 10.67% of our outstanding equity shares and which are held by 2,016 beneficial holders and 3 registered holders.

Related Party Transactions

     In December 1998, we entered into a joint venture with GE Pacific (Mauritius) Ltd., an affiliate of GE Industrial Systems. The joint venture company, called Satyam-GE Software Services Private Limited, provided GE Industrial Systems with engineering design services, software development and system maintenance. Under our joint venture agreement, we granted GE Pacific an option to purchase our interest in the joint venture. Subject to the joint venture meeting performance targets and other conditions. In January 2002 we have initiated the process of transfer of our 50% shareholding in Satyam GE Software Services Private Limited in accordance with the shareholders’ agreement. During the year ended March 31, 2003, the transfer of shares was consummated in favour of GEPL at an agreed price of US$4 million. The gain on the above transaction amounting to $830 was recognized in the profit and loss account.

     During the years ended March 31, 2003, we provided infrastructure and other services to Satyam-GE, in the amount of $142 thousand and $9 thousand, respectively.

     In October, 1999, we entered into a joint venture with Venture Global Engineering LLC, USA. The joint venture company, called Satyam Venture Engineering Services Private Limited or Satyam Venture, formed in January 2000, provides engineering services and computer services to the automotive industry. We hold a 50% stake in the joint venture company. For fiscal 2002 and fiscal 2003, we provided infrastructure and other services to Satyam Venture, which amounted to $928 thousand and $875 thousand respectively. As of March 31, 2003, we owe $69 thousand to Satyam Venture.

     During the fiscal 2003, Sify rendered services to us aggregating to $0.3 million ($0.1 million for the period from December 10, 2002 to March 31, 2003), on terms which were no less favourable to us than could have been obtained from independent third parties.

Item 8. FINANCIAL INFORMATION

Financial Statements

     We have elected to provide financial statements pursuant to Item 18 of Form 20 — F.

Legal Proceedings

     As of the date of this document, we are not a party to any legal proceedings that could reasonably be expected to seriously harm our company.

Dividends

     Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended, by the board of directors. However, approval of shareholders is not required for distribution of Interim dividend. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. We paid out dividends of Rs.54.0 million ($1.3 million), Rs.91.6 million ($2.2 million), Rs.120.0 million ($2.8 million), Rs.187.8 million ($4.1 million), Rs. 279.0 million ($6.4 million.) and Rs. 469.0 million ($9.7 million) in fiscal 1998, fiscal 1999, fiscal 2000, fiscal 2001, fiscal 2002 and fiscal 2003, respectively. These dividends include interim dividends for the current fiscal year and dividends paid with respect to previous fiscal year. Under Indian law, dividends are declared with respect to the shares outstanding during the prior fiscal year and are paid in the subsequent fiscal year after approval by shareholders in the Annual General Meeting. The dividend is paid on the outstanding shares as at the end of fiscal year and is prorated for shares issued during the fiscal year to take into account the amount of time such shares have been issued. For example, our ADSs were issued in May, 2001 and therefore our ADS holders were not entitled to receive the dividend payment made on

July 14, 2001 for the fiscal year ended March 31, 2001. However, the ADS holders will be entitled to receive their share of any dividends for the fiscal year ending March 31, 2002, prorated from May until March. Although, we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased.

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

     The number of our outstanding equity shares (including the underlying shares for ADSs) as of May, 31, 2003 was 312,386,210. As of May, 31, 2003, there were 16,675,000 ADSs outstanding (representing 33,350,000 equity shares).

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

	Rupee Price per		U.S. Dollar Price
Annual high and low market prices	Equity Share (1)		Per Equity Share

	High	Low	High	Low

Fiscal Year Ended March 31, (2)
1999	169.50	24.70	3.99	0.58
2000	1445.99	99.20	33.13	2.27
2001	901.98	179.00	20.18	3.84
2002	331.15	111.00	6.78	2.32
2003	291.85	175.10	6.08	3.68
Fiscal year 2002
First Quarter	271.95	148.60	5.78	3.16
Second Quarter	198.80	111.00	4.15	2.32
Third Quarter	278.00	114.25	5.76	2.37
Fourth Quarter	331.15	225.00	6.78	4.61
Fiscal year 2003
First Quarter	280.15	208.10	5.73	4.26
Second Quarter	258.85	189.75	5.35	3.92
Third Quarter	291.85	193.35	6.08	4.03
Fourth Quarter	282.85	175.10	5.95	3.68

	Price Range

Month high and low market prices	High	Low

	Rs.	Rs.
November, 2002	280.75	230.10
December, 2002	291.85	264.60
January, 2003	282.85	215.10
February, 2003	233.75	210.10
March, 2003	237.50	175.10

	Price Range

Month high and low market prices	High	Low

	Rs.	Rs.
April, 2003	195.45	127.30
May, 2003	179.40	152.65

(1)	Data derived from the BSE website. The prices and volumes quoted on the National Stock Exchange and the Hyderabad Stock Exchange may be different.

(2)	For comparative purposes, the price per equity share data above is adjusted for the September 1, 1999 two-for-one stock split which took effect on the BSE on August 16, 1999 and the August 25, 2000 five-for-one stock split which took effect on the BSE on August 7, 2000. The average daily equity share trading volume has not been adjusted.

     Our ADSs commenced trading on the New York Stock Exchange on May 15, 2001, at an initial offering price of $9.71 per ADS. The tables below set forth, for the periods indicated, high and low trading prices for our ADS.

	Price Range

	High	Low

Fiscal Year ended March 31, 2002
Quarterly High and low market prices of ADSs First Quarter (beginning May 15)	$12.57	$7.90
Second Quarter	9.80	5.40
Third Quarter	13.74	5.05
Fourth Quarter	14.74	11.10
Fiscal Year ended March 31, 2003
Quarterly High and low market prices of ADSs First Quarter	$12.56	$9.46
Second Quarter	11.75	7.93
Third Quarter	13.50	8.40
Fourth Quarter	13.06	8.24

	Price Range

Monthly High and low market prices of ADSs	High	Low

November, 2002	$13.00	$10.40
December, 2002	13.50	12.50
January, 2003	13.06	10.05
February, 2003	10.83	9.75
March, 2003	10.70	8.24
April, 2003	9.25	7.25
May, 2003	8.85	7.65

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     The following are summaries of our Articles of Association and Memorandum of Association and the Companies Act which govern our affairs. Our Articles of Association provides that the regulations contained in Table “A” of the Companies Act apply to our company, so long as the regulations do not conflict with the provisions of our Articles of Association. We have filed complete copies of our Memorandum of Association and Articles of Association, as well as Table “A” of the Companies Act, as exhibits to our registration statement on Form F-1 filed with the Securities and Exchange Commission on May 7, 2001 (Registration No. 333-13464).

Objects and Purposes

     Under our Memorandum of Association, the main objectives of our company include, but are not limited to:

•	manufacturing and selling computer systems, peripherals, accessories, consumables and other computer products;

•	designing and developing computer systems and applications software for our own use and for sale and designing and developing systems and applications software for or on behalf of manufacturers, owners and users of computer systems and digital or electronic equipment; and

•	providing electronic data processing centers, word processing, software consultancy, system studies, management consultancy, feasibility studies and computer training.

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

     Under our Articles of Association, our board of directors may, at its discretion and by means of a resolution, borrow funds on behalf of the company, create mortgages or liens on the company’s property or uncalled capital and issue debentures. However, the Companies Act imposes some restrictions on the powers of the board to act without the consent of the shareholders including, for example, the ability to borrow money beyond the aggregate of our paid up capital and free reserves.

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

     Our equity shares are under the control of our board of directors, who may, with prior approval from the shareholders at a general meeting, allot or otherwise dispose of new equity shares in its discretion, including allotments of shares at a premium or discount in accordance with the provisions of the Companies Act. Our Articles of Association permit our board of directors to make calls on our equity shares, but only in respect of unpaid amounts on equity shares which are not fully paid-up. All of our issued and outstanding equity shares are fully paid-up.

Dividends

     We paid out dividends of Rs.54.0 million ($1.3 million), Rs.91.6 million ($2.2 million), Rs.120.0 million ($2.8 million), Rs.187.8 million ($4.1 million), Rs. 279.0 million ($6.4 million.) and Rs. 469.0 million ($9.7 million) in fiscal 1998, fiscal 1999, fiscal 2000, fiscal 2001, fiscal 2002 and fiscal 2003, respectively.

     Under the Indian Companies Act, unless our board of directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the board, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles of Association and the Companies Act, our board has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depositary), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed during or before the annual general meeting or to his order or his banker’s order.

     Under the Indian Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend and/or interim dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend and/or interim dividend greater than 10.0% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend and/or interim dividend may be declared for such year out of the accumulated profits, subject to the following conditions:

•	the rate of dividend to be declared may not exceed 10.0% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10.0% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•	the balance of reserves after withdrawals shall not fall below 15.0% of its paid up capital.

     For additional information regarding dividends, please see “Item 8. Financial Information”.

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

     To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act and our listing agreements with the Indian stock exchanges require us to give at least seven days’ and thirty days’ prior notice respectively to the public before such closure. We may not close the register of shareholders for more than 30 consecutive days, and in no event for more than 45 days in a year.

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

     There are no maximum limits on foreign direct equity participation in the business in which our Company is engaged. With regard to share transfers, if a person resident outside India were to sell its shares to a person resident in India, approval of the RBI would be required unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. For additional information regarding ownership restrictions, please see “Investment by Foreign Institutional Investors” below.

     Our shares in excess of 500 are required to be transferred in dematerialized form. Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by a duly stamped instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates.

     We have entered into listing agreements with three of the Indian stock exchanges: the Stock Exchange, Mumbai, the National Stock Exchange and the Hyderabad Stock Exchange. Clause 40A of each of the listing agreements provides that if an acquisition of a listed company’s shares results in the acquirer and its associates holding 5.0% or more of the company’s outstanding equity shares or voting rights, the acquirer must report its holding to the company and the relevant stock exchanges. If an acquisition results in the acquirer and its associates holding equity shares that have 15.0% or more of the voting rights, then the acquirer must, before acquiring such equity shares, make an offer, in accordance with clause 40B of the listing agreements, on a uniform basis to all remaining shareholders of the company to acquire equity shares that have at least an additional 20.0% of the voting rights of the total equity shares of the company at a prescribed price. The acquisition of shares of a company listed on an Indian stock exchange may be subject to regulations governing takeovers of Indian companies. Although clauses 40A and 40B and such regulations will not apply to the equity shares so long as they are represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the deposit agreements.

Disclosure of Ownership Interest

     Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to us details of the holder of record and the nature and details of the beneficial owner’s interest in the shares. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs.1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which the declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs, investors who exchange ADSs for the underlying equity shares will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with the notification and disclosure obligations pursuant to the provisions of the deposit agreement covering the ADSs.

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

Takeover Code

     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5% or 10% or 14% of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to notify the company, and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires that any person holding more than 15% and less than 75% of the shares or voting rights in a company, upon the sale or purchase of 2% or more of the shares or voting rights of the company, is required to notify the company and all the stock exchanges where the shares are listed. A holder of ADSs would be subject to these notification requirements.

     Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our company. However, the Takeover Code provides for a specific exemption from this provision to a holder of ADSs and states that this provision will apply to a holder of ADSs only once he or she converts the ADSs into the underlying equity shares.

Material Contracts

     Except as described herein, we have not entered into any material contracts in the two years preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

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

     The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme also affords to owners of ADSs the benefits of Section 115AC of the Indian Income-tax Act, 1961 for purposes of the application of Indian tax law. The Government of India does not restrict the payment of dividends to the holders of our ADSs or equity shares, whether or not such holders reside in India. For additional information, please see “Taxation — Indian Taxation.”

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

Investment by Non-Resident Indians and Overseas Corporate Bodies

     A variety of special facilities for making investments in India in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or non-resident Indians, and to overseas corporate bodies, at least 60% owned by such persons. These facilities permit non-resident Indians and overseas corporate bodies to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by foreign direct investors described above.

     Apart from portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also invest in Indian companies through foreign direct investments. For additional information, please see “—Foreign Direct Investment.”. Under the foreign direct investment rules, non-resident Indians and overseas corporate bodies may invest up to 100% in high-priority industries in which other foreign investors are permitted to invest only up to 50%, 51%, 74% or 100%, depending on the industry category.

Investment by Foreign Institutional Investors

     In September 1992, the Government of India issued guidelines which enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to make portfolio investments in all the securities traded on the primary and secondary markets in India. Under the guidelines, foreign institutional investors must obtain an initial registration from the Securities and Exchange Board of India to make these investments. Foreign institutional investors must also comply with the provisions of the Securities Exchange Board of India Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the foreign institutional investor also obtains general permission from the Reserve Bank of India to engage in transactions regulated under the Indian Foreign Exchange Regulation Act. Together, the initial registration and the Reserve Bank of India’s general permission enable the registered foreign institutional investor to buy, subject to the ownership restrictions discussed below, and sell freely securities issued by Indian companies whether or not they are listed, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. The foreign institutional investor regulations also set out the general obligations and responsibilities and investment conditions and restrictions applicable to foreign institutional investors. One such restriction is that unless the foreign Institutional Investor is registered as a debt fund with the Securities Exchange Board of India, the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of a foreign institutional investor in India.

     Apart from making portfolio investments in Indian companies as described above, foreign institutional investors may direct foreign investments in Indian companies. For additional information, please see “—Foreign Direct Investment.”

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

     At our request, the depositary bank will mail to the holders of ADSs any notice of stockholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

     If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received by holders of a majority of the ADSs for which the depositary bank receives voting instructions.

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

     Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods amounting to 182 days or more; or

•	60 days or more and, in case of a citizen of India or a person of Indian origin, who, being outside India, comes on a visit to India, is in India for 182 days or more effective April 1, 1995 and in each case within the four preceding years has been in India for a period or periods amounting to 365 days or more.

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

     Taxation of Distributions. There is no withholding tax on dividends paid to stockholders. However, the company paying the dividend is subject to a dividend distribution tax of 12.5%, including the presently applicable surcharge of 2.5%, on the total amount it distributes, declares or pays as a dividend. This dividend distribution tax is in addition to the normal corporate tax of 35.75%, including the presently applicable surcharge of 5.0%.

     Any distributions of additional ADSs, equity shares or rights to subscribe for equity shares made to non-resident holders with respect to ADSs or equity shares will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes. Such acquisition will, however, give rise to a stamp duty as described below under “Stamp Duty and Transfer Tax.”

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

     Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares to an Indian resident or inside India generally will be subject to Indian capital gains tax which is to be withheld at the source by the buyer. However, the acquisition by non-resident holders of equity shares in exchange for ADSs will not be subject to Indian capital gains tax. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the cost of acquisition of equity shares received in exchange for ADSs will be the cost of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. In the case of companies listed in India, the cost of acquisition of the equity shares would be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme and Section 115AC do not provide for determination of the cost of acquisition for the purposes of computing capital gains tax where the shares of the Indian company are not listed on the Stock Exchange, Mumbai or the National Stock Exchange in India. Therefore, in the case of our company, which is not listed on either the Stock Exchange, Mumbai or the National Stock Exchange, the mode of determination of the cost of acquisition of equity shares is unclear. Therefore, the original cost of acquisition of the ADSs may be treated as the cost of acquisition for the purposes of determining the capital gains tax. According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder’s holding period for purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. The India-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.

     The Finance Bill, 2003 proposes to exempt long-term capital gains from tax when they are derived from the transfer of equity shares in a company listed on a recognized stock exchange in India and acquired on or after March 1, 2003, but before March 1, 2004. Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 48%. The actual rate of tax on short-term gain depends on a number of factors, including the residential status of the non-resident holder and the type of income chargeable in India.

     Buy-back of Securities. Currently, Indian companies are not subject to any tax in respect of the buy-back of their shares. However, the stockholders will be taxed on any gain at the long-term or short-term, as applicable, capital gains rates. For additional information, please see “—Taxation of Capital Gains.”

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

United States Federal Taxation

     The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. persons, i.e., citizens or residents of the United States, partnerships or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions and that will hold equity shares or ADSs as capital assets. We refer to these persons as U.S. holders. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this Annual Report and on United States Treasury

     Regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.

     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

     Dividends. Subject to special rules discussed below governing passive foreign investment companies, distributions of cash or property (other than equity shares, if any, that are distributed pro rata to all stockholders of our company, including holders of ADSs and also meet certain conditions) with respect to equity shares will be includible in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain.

     A U.S. holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Indian dividend distribution taxes paid by our company, unless it is a U.S. company holding at least 10% of our company paying the dividends. U.S. holders should be aware that dividends paid by our company generally will constitute “passive income” for purposes of the foreign tax credit (or, in the case of certain holders, “financial services income”).

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

     Sale or Exchange of equity shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s tax basis in the equity shares or ADSs. Subject to special rules described below governing passive foreign investment companies, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of capital losses may be subject to limitation.

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

     Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

     We do not believe that we satisfy either of the tests for passive foreign investment company status. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

•	pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions,” which is defined to include gain on a sale or other disposition of equity shares;

•	if a qualified electing fund election is made, to include in their taxable income their pro rata share of undistributed amounts of our income; or

•	if the equity shares are “marketable” and a mark-to-market election is made, to mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

     Backup Withholding Tax and Information Reporting Requirements. Dividends paid on equity shares to a holder who is not an “exempt recipient,” if any, may be subject to information reporting and, unless a holder either furnishes its taxpayer identification number or otherwise establishes an exemption, may also be subject to U.S. backup withholding tax. In addition, information reporting will apply to payments of proceeds from the sale or redemption of equity shares or ADSs by a paying agent, including a broker, within the United States to a U.S. holder, other than an “exempt recipient.” An “exempt recipient” includes a corporation. In addition, a paying agent within the United States will be required to withhold 31% of any payments of the proceeds from the sale or redemption of equity shares or ADSs within the United States to a holder, other than an “exempt recipient,” if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements.

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

Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Note “Borrowings” to our consolidated financial statements.

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

	As of March 31, 2003		As of March 31, 2002
	Total Recorded		Total Recorded

	Amount	Fair Value	Amount	Fair Value

	($ equivalent in thousands)
Debt:
Variable rate short-term debt	$—	$—	1,764	1,764
Average interest rate	—		9.5%
Fixed rate long-term debt	$4,074	$4081	$5,499	$5,516
Average interest rate	11.88%		12.7%

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

     During fiscal 2003 and fiscal 2002, 93.9% and 92.3%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10.0% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.7%, or $7.2 million in fiscal 2002 and 1.9% or $8.6 million in the fiscal 2003, while a hypothetical 10.0% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.7%, or $7.2 million, in fiscal 2002 and 1.9%, or $8.6 million, in the fiscal 2003. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, a hypothetical 10.0% movement of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $7.2 million in fiscal 2002 and $8.6 million in the fiscal 2003. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As at March 31, 2003, we had approximately $55 million of non-Indian rupee denominated cash and cash equivalents.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

     Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $150.6 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of May 31, 2003, approximately $64.3 million of these proceeds has been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries ($11.6 million); development of facilities and infrastructure ($7.2 million) and working capital and general corporate purposes ($19.98 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to investment in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 15. CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and, in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

     In the 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures.

     There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date we completed our evaluation.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Reserved.

Item 16B. CODE OF ETHICS

     Reserved.

PART III

Item 17. FINANCIAL STATEMENTS

     See Item 18 for a list of financial statements filed under Item 17.

Item 18. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this document, together with the report of the independent auditors:

•	Report of Price Waterhouse, Independent Accountants

•	Consolidated Balance Sheets as of March 31, 2002 and 2003

•	Consolidated Statements of Operations for the years ended March 31, 2001, 2002 and 2003

•	Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended March 31, 2001, 2002 and 2003

•	Consolidated Statements of Cash Flows for the years ended March 31, 2001, 2002 and 2003

•	Notes to the Consolidated Financial Statements

Item 19. EXHIBITS

Number	Description

1.1	Memorandum and Articles of Association of Satyam Computer Services. (1)
1.2	Schedule 1 — Table A: Regulations for Management of a Company Limited by Shares. (1)
2.1	Specimens of Share Certificates. (1)
2.2	Deposit Agreement dated May 14, 2001, by and among Satyam Computer Services, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt). (2)
4.1	Associate Stock Option Plan (including Deed of Trust). (1)
4.2	Associate Stock Option Plan B. (1)
4.3	Associate Stock Option Plan ADR. (1)
4.4	Investor Rights Agreement, dated October 7, 2002, by and among Sify Limited (formerly Satyam Infoway Limited), Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (3)
8.1	List of Subsidiaries. (4)
10.1	Consent of Price Waterhouse, Independent Accountants. (4)
99.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act(4)
99.2	Certification of Financial Officer under Section 906 of the Sarbanes-Oxley Act(4)

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-13464) filed on May 7, 2001 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Form 20—F (File No. 001—15190) filed on August 13, 2001 and incorporated herein by reference.

(3)	Previously furnished by Sify Limited to the Commission as an exhibit to Form 6-K (file No. 00027-663) on October 10, 2002 and incorporated herein by reference.

(4)	Filed herewith.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and authorized the undersigned to sign this annual report on its behalf.

SATYAM COMPUTER SERVICES LIMITED

	By:	/s/ B. Rama Raju

	Name: Title:	B. Rama Raju Managing Director and Chief Executive Officer

	By:	/s/ Srinivas V

	Name: Title:	Srinivas V Director and Senior Vice President & Chief Financial Officer
Date: June 30, 2003

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, B. Rama Raju, certify that:

1.	I have reviewed this annual report on Form 20-F of Satyam Computer Services Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 30th day of June, 2003.

By:	/s/B. Rama Raju Managing Director and Chief Executive Officer

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Srinivas V., certify that:

1.	I have reviewed this annual report on Form 20-F of Satyam Computer Services Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 30th day of June, 2003.

By:	/s/Srinivas V. Director and Senior Vice President & Chief Financial Officer

SATYAM COMPUTER SERVICES LIMITED

To the Board of Directors of:
Satyam Computer Services Limited

In our opinion, based upon our audits and the report of other independent auditors, the accompanying consolidated balance sheets, the related consolidated statements of operations, of cash flows and of shareholders’ equity and comprehensive income present fairly, in all material respects, the financial position of Satyam Computer Services Limited and its subsidiaries as at March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Satyam Infoway Limited, a 52.51% owned subsidiary, as at March 31, 2002 and for the year then ended, which statements reflect total assets of US$84,953 thousands as at March 31, 2002 and total revenues of US$33,050 thousands for the year then ended. Those statements were audited by other independent auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Satyam Infoway Limited as at March 31, 2002 and for the year then ended, is based solely on the report of the other independent auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other independent auditors provide a reasonable basis for our opinion.

Price Waterhouse

Secunderabad, India

April 24, 2003

Satyam Computer Services Limited

Consolidated Balance Sheets
(Thousands of US Dollars except per share data and as stated otherwise)

	As of March 31

	2002	2003

Assets
Current assets
Cash and cash equivalents	$243,454	$62,202
Accounts receivable, net of allowance for doubtful debts	88,209	96,764
Unbilled revenue on contracts	3,860	5,542
Inventory	725	—
Deferred income taxes	3,151	4,488
Prepaid expenses and other receivables	13,439	20,081

Total current assets	352,838	189,077
Investments in bank deposits	—	259,359
Premises and equipment, net	123,507	69,158
Goodwill, net	11,106	14,186
Other intangible assets, net	3,591	—
Investments	3,423	210
Investments in associated companies	10,735	29,578
Other assets	10,302	7,275

Total assets	$515,502	$568,843

Liabilities and shareholders’ equity
Current liabilities
Short term and current portion of long-term debts	$4,551	$4,836
Accounts payable	11,077	10,946
Accrued expenses and other current liabilities	39,740	51,193
Unearned and deferred revenue	3,079	1,725

Total current liabilities	58,447	68,700
Long-term debts, excluding current portion	2,712	1,738
Deferred income taxes	36,682	37,737
Other liabilities	16,935	—

Total liabilities	114,776	108,175

Contingencies and Commitments (Note No. 21)
Minority interest	30,884	—
Shareholders’ equity
Common stock – par value Rs.2 (US$0.042*) per equity share (375 million equity shares authorized. 314,540,000 equity shares issued as of March 31, 2002 and 314,542,800 as of March 31, 2003)	17,144	17,146
Additional paid-in capital	405,530	406,704
Deferred stock-based compensation	(2,511)	(876)
Retained earnings/(deficit)	(9,996)	60,090
Accumulated other comprehensive loss	(36,727)	(20,113)

	373,440	462,951
Shares held by the SC-Trust under associate stock option plan (3,483,820 and 2,210,820 equity shares as of March 31, 2002 and 2003 respectively)	(3,598)	(2,283)

Total shareholders’ equity	369,842	460,668

Total liabilities and shareholders’ equity	$515,502	$568,843

*     the par value in US$ has been converted at the closing rate as of March 31, 2003, 1 US$ = Rs.47.53

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited

Consolidated Statements of Operations
(Thousands of US Dollars except per share data and as stated otherwise)

	Year ended March 31

	2001	2002	2003

Revenues	$310,307	$414,491	$459,207
Cost of revenues
(Includes deferred stock- based compensation of $31,336, $7,212 and $1,591 for the years ended March 31, 2001, 2002 and 2003 respectively)	(208,121)	(238,996)	(272,688)

Gross profit	102,186	175,495	186,519
Selling, general and administrative expenses (Includes deferred stock- based compensation of US$14,782, $3,582 and $2,930 for the years ended March 31, 2001, 2002 and 2003 respectively)	(124,100)	(140,896)	(119,424)
Amortization of goodwill	(24,728)	(16,997)	—
Impairment of goodwill	—	(81,115)	—
Impairment of other non marketable investments (Refer note 9)	—	—	(3,299)
Reversal of put option charge (Refer note 3)	—	—	19,843

Total operating expenses	(148,828)	(239,008)	(102,880)

Operating income/(loss)	(46,642)	(63,513)	83,639
Interest income	5,732	3,806	7,158
Interest expense	(9,632)	(2,856)	(800)
Gain on sale of shares in Infoway	—	45,594	—
Gain on sales of shares in Satyam GE	—	—	830
Gain/(loss) on foreign exchange transactions	5,816	10,813	(4,757)
Other income / (expense), net	646	1,277	(1,746)

Income/(loss) before income taxes, minority interest and equity in earnings / (losses) of associated companies	(44,080)	(4,879)	84,324
Income taxes	(4,137)	(17,234)	(12,295)
Minority Interest	25,772	73,406	11,082

Income/(loss) before equity in earnings / (losses) of associated companies	(22,445)	51,293	83,111
Equity in earnings / (losses) of associated companies, net of taxes	(5,467)	(25,401)	(3,339)

Net income/(loss)	$(27,912)	$25,892	$79,772

Earnings/(loss) per share:
Basic	$(0.10)	$0.08	$0.26

Diluted	$(0.10)	$0.08	$0.25

Weighted average shares used in computing earnings per share – (in thousands)*
Basic	269,943	305,751	311,797
Diluted	269,943	307,113	318,658

Satyam Computer Services Limited

Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

	Common Stock		Additional	Deferred	Retained	Accumulated		Total
			paid-in	stock-based	earnings/	Other	Shares held by	Shareholders’
	Shares	Par Value	capital	compensation	(deficit)	Comprehensive (loss)	SC-Trust	Equity

Balance as of March 31, 2000	281,190,000	$15,726	$189,508	$(17,972)	$2,563	$(9,194)	$(12,157)	$168,474
Net loss	—	—	—	—	(27,912)	—	—	(27,912)
Other comprehensive loss
Loss on foreign currency translation	—	—	—	—	—	(12,429)	—	(12,429)
Unrealized losses on securities, net of taxes	—	—	—	—	—	(36)	—	(36)

Total Comprehensive loss								(40,377)
Gain on dilution of interest in subsidiary on subsidiary’s issuance of new shares, net of taxes (Note No. 4)	—	—	24,599	—	—	—	—	24,599
Loss on sale of Infoway shares held by CricInfo	—	—	(466)	—	—	—	—	(466)
Warrants issued to TRW (Note No. 5)	—	—	1,657	—	—	—	—	1,657
Deferred stock-based compensation	—	—	38,034	(38,034)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	44,219	—	—	—	44,219
Shares transferred by SC-Trust to employees on vesting	—	—	77	—	—	—	619	696
Cash dividend paid at the rate of US$0.008 per share	—	—	—	—	(4,107)	—	—	(4,107)

Balance as of March 31, 2001	281,190,000	$15,726	$253,409	$(11,787)	$(29,456)	$(21,659)	$(11,538)	$194,695

The accompanying notes are an integral part of these consolidated financial statements	(Continuing on following page)

Satyam Computer Services Limited

Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

	Common Stock		Additional	Deferred	Retained	Accumulated		Total
			paid-in	stock-based	earnings/	other	Shares held by	Shareholders’
	Shares	Par Value	capital	compensation	(deficit)	comprehensive loss	SC-Trust	Equity

Balance as of March 31, 2001	281,190,000	$15,726	$253,409	$(11,787)	$(29,456)	$(21,659)	$(11,538)	$194,695
Net income	—	—	—	—	25,892	—	—	25,892
Other comprehensive loss
Loss on foreign currency translation	—	—	—	—	—	(15,063)	—	(15,063)
Unrealized losses on securities, net of taxes	—	—	—	—	—	(5)	—	(5)

Total Comprehensive income								10,824
Gain on dilution of interest in subsidiary on subsidiary’s issuance of new shares, net of taxes	—	—	375	—	—	—	—	375
Loss on sale of Infoway’s shares held by CricInfo	—	—	(645)	—	—	—	—	(645)
Issuance of common stock, net of issuance cost	33,350,000	1,418	149,196	—	—	—	—	150,614
Deferred stock-based compensation	—	—	1,203	(1,203)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	10,479	—	—	—	10,479
Shares transferred by SC-Trust to employees on vesting	—	—	1,992	—	—	—	7,940	9,932
Cash dividend paid at the rate of US$0.01 per share	—	—	—	—	(6,432)	—	—	(6,432)

Balance as of March 31, 2002	314,540,000	$17,144	$405,530	$(2,511)	$(9,996)	$(36,727)	$(3,598)	$369,842

The accompanying notes are an integral part of these consolidated financial statements	(Continuing on following page)

Satyam Computer Services Limited

Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

	Common Stock		Additional	Deferred	Retained	Accumulated		Total
			paid-in	stock-based	earnings/	other	Shares held by	Shareholders’
	Shares	Par Value	capital	compensation	(deficit)	comprehensive loss	SC-Trust	Equity

Balance as of March 31, 2002	314,540,000	$17,144	$405,530	$(2,511)	$(9,996)	$(36,727)	$(3,598)	$369,842
Net income	—	—	—	—	79,772	—	—	79,772
Other comprehensive income	—	—	—	—	—	—	—	—
Gain on foreign currency translation	—	—	—	—	—	16,612	—	16,612
Unrealized gains on securities, net of taxes	—	—	—	—	—	2	—	2

Total Comprehensive income	—	—	—	—	—	—	—	96,386
Issuance of common stock, net of issuance cost	2,800	2	10	—	—	—	—	12
Loss on dilution of interest in subsidiary on subsidiary’s issuance of new shares, net of taxes	—	—	(1,181)	—	—	—	—	(1,181)
Deferred stock-based compensation	—	—	1,745	(1,745)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	3,380	—	—	—	3,380
Shares transferred by SC-Trust to employees on vesting	—	—	600	—	—	—	1,315	1,915
Cash dividend paid at the rate of US$0.03 per share	—	—	—	—	(9,686)	—	—	(9,686)

Balance as of March 31, 2003	314,542,800	$17,146	$406,704	$(876)	$60,090	$(20,113)	$(2,283)	$460,668

The accompanying notes are an integral part of these consolidated financial statements

Satyam Computer Services Limited

Consolidated Statements of Cash Flows
(Thousands of US Dollars except per share data and as stated otherwise)

	Year ended March 31

	2001	2002	2003

Cash Flows From Operating Activities
Net income/ (loss)	$(27,912)	$25,892	$79,772
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and impairment of premises and equipment	29,637	37,486	35,982
Impairment of investments	—	—	3,299
Amortization and impairment of goodwill	24,728	98,112	—
Amortization of license fees	128	720	1,195
Deferred stock-based compensation	46,118	10,794	4,521
Deferred income taxes	154	(427)	(1,224)
(Gain) / loss on sale of investments	(1)	2	(830)
(Gain) / loss on sale of premises and equipment	43	(59)	67
Foreign currency translation on excess of amount received on sale of shares of Infoway over its carrying value	1,014	928	—
Excess of cash received over carrying value of investment in Infoway, net of taxes	—	(35,156)	—
Amortization of discount on share warrants issued to TRW and change in fair value of put option	2,685	10,144	(11,898)
Minority Interest	(25,772)	(73,406)	(11,082)
Equity in share of (earnings) / losses of associated companies	5,467	25,401	3,339
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue on contracts	(49,452)	1,262	(15,385)
Prepaid expenses, other receivables and inventory, net	(10,164)	9,840	(11,183)
Other assets, net	(9,797)	1,356	856
Accounts payable	4,584	(4,363)	(435)
Accrued expenses and other current liabilities	20,348	8,342	19,669
Unearned and deferred revenue	937	(904)	3,510
Other liabilities	(6,810)	407	(1,633)

Net cash provided by operating activities	5,935	116,371	98,540
Cash Flows From Investing Activities
Investments in bank deposits	—	—	(259,321)
Purchase of premises and equipment	$(84,764)	$(34,157)	(10,989)
Expenditure on license fees	(612)	(1,238)	(623)
Proceeds from sale of premises and equipment	68	503	148
Acquisitions and investments in associated companies	(52,470)	(4,608)	(5,121)
Purchase of investments	—	(3,131)	(2,228)
Proceeds from sale of investments	3	2,271	6,175

Net cash used in investing activities	(137,775)	(40,360)	(271,959)
Cash Flows From Financing Activities
Proceeds from / (repayments) of short-term debt	$8,330	$(35,725)	(2,439)
Share warrant consideration	500	—	—
Issuance of common stock, net of issuance cost	—	150,614	11
Issuance of common stock under Associate Stock Option Plans	696	9,932	1,915
Issuance of common stock by Infoway and other subsidiaries, net of issuance cost	240	—	1,410
Repayment of long-term debts	(40,425)	(7,642)	(3,356)
Proceeds from sale of shares of Infoway, net of cost	48,978	—	—
Cash dividends paid	(4,107)	(6,432)	(9,686)

Net cash provided by (used in) financing activities	14,212	110,747	(12,145)

Satyam Computer Services Limited

Consolidated Statements of Cash Flows
(Thousands of US Dollars except per share data and as stated otherwise)

	Year ended March 31

	2001	2002	2003

Effect of exchange rate changes on cash and cash equivalents	(8,608)	(9,372)	4,312
Net change in cash and cash equivalents	(126,236)	177,386	(181,252)
Cash and cash equivalents at beginning of the year / period	192,304	66,068	243,454
Cash and cash equivalents at end of the year / period	$66,068	$243,454	$62,202
Supplementary information:
Cash paid during the period for:
Income taxes	$4,898	$7,744	$4,486
Interest	9,250	2,859	553
Non-cash items:
Shares issued by Infoway on acquisitions	$69,815	$1,044	—
Capital leases and hire purchase	1,624	1,300	1,100

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

Satyam Computer Services Limited and its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing information technology services, internet services and developing software products.

Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, Europe, Japan, Singapore, China, Malaysia, Hongkong, Dubai and Germany. Satyam offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Sify Limited (formerly “Satyam Infoway Limited” hereinafter referred to as “Infoway”) a former subsidiary of Satyam computer services (Refer note 9) is engaged in providing various services such as corporate network and technology services, internet access services, online portal and content offerings.

On June 5, 2002 Satyam Computer Services formed Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary in Secunderabad, Andhra Pradesh, India for providing various services connected with Business Process Outsourcing.

2.	Summary of Significant Accounting Policies

a)	Principles of Consolidation and Basis of Presentation

The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”). All significant inter-company balances and transactions are eliminated.

The consolidated financial statements of Satyam include the financial statements of Infoway upto December 9, 2002. Subsequently, Satyam Computer Services has accounted for its investment in Infoway using the equity method (Refer note 9). The consolidated financial statements for the years ended March 31, 2002 and 2003 are not comparable due to the above.

Minority interest in subsidiaries represents the minority shareholders’ proportionate share of the net assets and the results of operations of Satyam’s majority owned subsidiaries.

Investments in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income in the statement of operations. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, future obligations under employee benefit plans, valuation allowances for deferred taxes, impairment of goodwill and useful lives of premises and equipment (fixed assets). Actual results could differ materially from those estimates.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

c)	Foreign Currency Translation

The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the Japanese Yen, U.S. Dollar, Pound Sterling, Singapore Dollar and Yuan are the functional currencies for its foreign subsidiaries located in Japan, U.S., UK, Singapore and China respectively. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.

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

Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and eBusiness consist of revenues earned from services performed either on a “time and material” basis or time bound fixed price engagements.

Revenues earned from services performed on a “time and material” basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements, require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months warranty as post-sale support for its fixed price engagements. Costs associated with such services are accrued at the time the related revenues are recorded. Satyam has not provided for any warranty costs for the years ended March 31, 2002 and 2003 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

In accordance with EITF Topic D 103, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of operations.

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

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

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

Inventories are stated at the lower of cost as determined using the first-in-first-out method (FIFO), and net realisable value.

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

Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant.

Research and development expenses charged to income amounted to US$3,124 thousand, US$2,156 thousand and US$1,365 thousand for the years ended March 31, 2001, 2002 and 2003 respectively.

i)	Goodwill and Other Intangible Assets

Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Upto March 31, 2002, goodwill and other intangible assets including license fees were amortized over the useful lives principally over a period of 5 years based on management’s estimate. Satyam has adopted SFAS 142 on April 1, 2002 and accordingly goodwill is tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as required by previous standards. Further in accordance with SFAS 142 purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

j)	Impairment of Long-lived Assets

Satyam has adopted the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” on April 1, 2002. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

k)	Investments

Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.

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

Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$11,301 thousand, US$1,008 thousand and US$1,914 thousand for the years ended March 31, 2001, 2002 and 2003 respectively.

n)	Employee Benefits

i)	Provident Fund

In accordance with Indian law, all employees in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam’s monthly contributions are charged to income in the period they are incurred.

ii)	Gratuity Plan

Satyam makes contributions to a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with Satyam.

Satyam provides for the Gratuity Plan on the basis of actuarial valuations. The entire Gratuity Plan of Satyam Computer Services is unfunded. Infoway makes annual contributions to a fund administered and managed by the Life Insurance Corporation of India (“LIC”). Under this scheme, the settlement obligation remains with Infoway, although the LIC administers the scheme and determines the contribution premium required to be paid by Infoway.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

iii)	Superannuation Plan

In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the Superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee’s basic salary. Satyam Computer Services has no further obligations under the plan beyond its contributions.

iv)	Other Benefit Plans

Satyam maintains a 401(k) retirement plan (the “401(k) Plan”) covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan.

o)	Income Taxes

In accordance with the provisions of SFAS 109, “Accounting for Income Taxes”, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period of change. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

p)	Earnings Per Share

In accordance with the provisions of SFAS 128, “Earnings Per Share”, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the “treasury stock” method for options and warrants, except where the results will be anti-dilutive.

q)	Stock-Based Compensation

Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro forma disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

r)	Derivative financial instruments

Satyam has adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Satyam enters into forward foreign exchange contracts where the counter party is generally a bank. Satyam purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

s)	Recently Issued Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities (SFAS No. 146), SFAS No. 146 addresses significant issues regarding the recognition measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. We are required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS No. 146. The effect-on-adoption of SFAS No. 146 will change on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred. The adoption of this standard does not have any material impact on Satyam’s results of operations or financial position.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exists sufficient evidence of fair value to separately account for some or all of the deliverables. Satyam believes that the adoption of the consensus will not have a material impact on Satyam’s revenue recognition policies.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the Interpretation did not have a material impact on Satyam’s accounting or disclosure policies.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement No. 123. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS 148 are applicable for fiscal periods beginning after December 15, 2002. Satyam continues to account for its fixed plan stock options under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Satyam has adopted the disclosure provisions of SFAS 148 as of December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 that applies to variable interest entities created after January 31, 2003 and to variable interest entities in which our enterprise obtains an interest after that date. Satyam is in the process of assessing the impact of the adoption of this interpretation.

t)	Reclassifications

Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

3.	Acquisition of Minority Interest in joint venture

On March 28, 2003, in accordance with the share purchase and joint venture termination agreement, Satyam Computer Services acquired the remaining 24% equity shares of Satyam Manufacturing Technologies Inc. (“SMTI”) for a consideration of US$3,500 thousand. The acquisition has been accounted using the purchase method and the allocation of the purchase price was almost entirely related to goodwill. Satyam Computer Services recognized goodwill of US$3,365 thousand on this acquisition equal to the excess of the consideration paid of US$3,500 thousand over the fair value of that portion of the net assets acquired as of March 28, 2003. In accordance with the provisions of SFAS 142, the goodwill has not been amortized post acquisition.

Joint Venture and warrant agreement

In June 2000, Satyam Computer Services signed a non-binding framework agreement to form a non-exclusive joint venture with TRW Inc. (“TRW”) to be managed by Satyam Computer Services and issued warrants for a consideration of US$5 million to TRW that were convertible into equity shares of Satyam Computer Services in eighteenth month after issuance. These warrants were non-forfeitable as of the date of grant.

On August 22, 2000, Satyam Computer Services issued 63,896 warrants (each warrant exercisable to purchase five equity shares) to ESL Inc., an affiliate of TRW in exchange of Rs.71.6 (US$1.6) per share totaling to US$500 thousand in cash representing 10.0% of the total consideration to acquire the underlying equity shares in accordance with applicable Indian regulations. These warrants were convertible into 319,480 equity shares of Satyam Computer Services for Rs.644.4 (US$14.1) per share totaling US$4.5 million during the period from January 22, 2002 to February 21, 2002. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounted to US$1,157 thousand. It was amortized ratably over five years and three months i.e starting from the date of signing of the joint venture agreement (September 26, 2000) to December 31, 2005. The amortization is classified as a reduction of the revenues recognized under the agreements. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization is recorded as an expense. The fair value of the warrants had been determined on the grant date by reference to the prevailing market price of Satyam Computer Services equity shares on the Indian exchanges using the Black Scholes model and the following assumptions: volatility of 90.0% and a risk free interest rate of 10.672%. The amortization classified as a deduction of the revenues amounted to US$113 thousand and US$221 thousand for the years ended March 31, 2001 and 2002 respectively.

On September 26, 2000, the joint venture agreement was signed with equity participation in the ratio of 76:24 between Satyam Computer Services and TRW, respectively. After December 31, 2003, TRW had the option, on meeting certain specified minimum levels of revenues, to require Satyam Computer Services to purchase its 24.0% interest (“put option”). The buyout price of TRW’s interest in the joint venture depended on the aggregate amount of revenue, which TRW would provide to the joint venture from June 1, 2000 to December 31, 2005.

Satyam Computer Services recorded the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 76.0% interest in the joint venture. The difference between the fair values of the put option at each valuation date was charged to selling, general and administration expenses in the statement of operations. Based on the terms of the agreement the value of put option was US$12,495 thousand as of March 31, 2002.

Share Purchase and Joint Venture Termination agreement

TRW was acquired by Northrop Grumman Corporation in October 2002 and subsequently TRW Inc. name was changed to the Northrop Grumman Space & Mission Systems Corporation (“NGSM”). Pursuant to the restructuring in TRW, Satyam Computer Services entered into a share purchase and joint venture termination agreement with NGSM and BDM International Inc. (hereinafter referred to as “NGSM Parties”) on February 28, 2003 whereby it agreed to purchase the 24% holding of NGSM Parties in the joint venture on the closing date for a mutually agreed consideration of US$3,500 thousand based on business prospects and synergies on account of the acquisition to Satyam. Upon completion of the agreement all the existing agreements between Satyam Computer Services and NGSM Parties have been terminated and have no further effect. The transaction was subsequently effected on March 28, 2003 with the transfer of shares and purchase consideration.

Satyam Computer Services has issued a non interest bearing unsecured promissory note of US$3,500 thousand for the share purchase to BDMI which is payable in four installments at quarterly rests from April 1, 2003 to January 1, 2004 as per the agreement.

Due to the share purchase and joint venture termination agreement the unamortized cost on warrants as at December 31, 2002 amounting to US$657 thousand has been fully amortized in the year ended March 31, 2003 as a reduction of the revenues and the value of put option as of December 31, 2002 amounting to US$19,843 thousand has been accounted for as operating income in the year ended March 31, 2003.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

4.	Investments in Bank Deposits

During the year ended March 31, 2003, Satyam Computer Services invested US$259,359 thousands in fixed rate bank deposits for a term of 2 years.

5.	Premises, Equipment and Depreciation

Premises and equipment at cost less accumulated depreciation consist of:

	(US$ in thousands)

	As of March 31

	2002	2003

Freehold land	$7,559	$3,816
Leasehold land	1,666	1,711
Premises	18,220	9,196
Computers including servers	73,347	69,417
System software	11,640	10,988
Office equipment	68,929	39,975
Furniture and fixtures	25,780	25,888
Vehicles	2,968	3,618
Leasehold improvements	2,235	—
Assets under construction	10,859	6,233

Total	223,203	170,842
Less: Accumulated depreciation	(99,696)	(101,684)

Premises and equipment, net	$123,507	$69,158

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2–5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation expense amounted to US$29,637 thousands, US$37,486 thousand and US$33,576 for the years ended March 31, 2001, 2002 and 2003 respectively.

During the period April 1, 2002 to December 9, 2002, Infoway identified certain assets under the requirements of SFAS 144 whose carrying amounts are not recoverable. As a result of this review, the impairment was measured under the requirements of SFAS 144 and the Infoway recorded asset impairment charges totaling to US$2,406 thousand. These charges mainly include the write-off of assets under construction of US$1,800 thousand and write-off of systems software costs of US$600 thousand.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

6.	Investments

Investments of Satyam consist of available-for-sale securities (“AFS”) and other non-marketable securities.

	(US$ in thousands)

	As of March 31

	2002	2003

Available-for-sale securities
Cost	$263	$210
Gross unrealized holding gains	3	—
Gross unrealized holding losses	(72)	—

AFS – Fair Value	$194	$210
Other investments, at cost	$3,229	$3,317
Less: Provision for impairment	—	(3,317)

Investments – Non current	$3,423	$210

Aggregate proceeds from the sale of available-for-sale securities amounted to US$3 thousand, US$2,263 thousand (purchased during the year ended March 31, 2002 for US$2,263 thousand) and US$2,175 thousand (purchased during the year ended March 31, 2003 for US$2,175 thousand) ended March 31, 2001, 2002 and 2003 respectively.

Satyam records an investment impairment charge on other non-marketable investments, which are carried at cost, when management believes an investment has experienced a decline in value that is judged to be other than temporary. Satyam monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, Satyam recorded US$3,317 thousand of impairments on the carrying values of other non marketable investments during the year ended March 31, 2003 due to adverse changes in the above factors.

7.	Sale of shares by Infoway

In the year March 31, 2002 and year ended March 31, 2003, Infoway issued new shares to third parties. After this, Satyam Computer Services’ ownership reduced from 52.55% as of March 31, 2001 to 52.51 % as of March 31, 2002 and to 37.15% as of March 31, 2003.

During year ended March 31, 2002 Infoway issued 19,073 shares to the shareholders of Kheladi.com (Refer Note 18) at amounts per share in excess of Satyam’s average per share carrying value. With respect to these transactions, US$375 thousand, net of taxes, during the year ended March 31, 2002 arising from the change in interest has been recorded as additional paid in capital.

Infoway’s shareholders approved the issue of shares to an affiliate of Softbank Asia Infrastructure Fund (SAIF) and VentureTech Solutions Private Ltd. (VentureTech) in a pending financing transaction at the Extraordinary General Meeting held on December 9, 2002. On December 16, 2002, Softbank Asia Infrastructure Fund (SAIF) and VentureTech invested US$13 million and US$3.5 million respectively into Infoway. Infoway issued 7,558,140 shares to shareholders of SAIF and 2,034,884 shares to shareholders of VentureTech at amounts per share less than Satyam’s average per share carrying value. VentureTech is obligated to purchase an additional approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of US$3.5 million, or US$1.72 per equity share, prior to May 1, 2003. With respect to this transaction, the resulting loss of US$1,181 thousand, net of taxes, during the year ended March 31, 2003 arising from the change in interest has been recorded as a reduction in additional paid in capital.

8.	Sale of shares in Infoway to the Government of Singapore Investment Corporation Pte Ltd. (“GSIC”)

In May 2000, Satyam Computer Services entered into an agreement for sale of 347,200 equity shares of Infoway at a price of US$144 per share, representing 1.6% of Infoway’s outstanding equity shares to the Government of Singapore Investment Corporation Pte Ltd. (“GSIC”) for a consideration of US$50 million (before transaction costs). The transaction was consummated and proceeds were received in June 2000. GSIC had a put option to sell the shares back to Satyam Computer Services if Infoway did not complete an initial public offering on a recognized stock exchange in India by September 2001. Infoway did not complete an initial public offering on a recognized stock exchange in India by September 2001 and the put option held by GSIC expired unexercised on October 15, 2001. Satyam Computer Services recognized gain of US$45,594 thousand on the sale of shares in Infoway to GSIC in the statement of operations for the year ended March 31, 2002.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

9.	Investment in associated companies

The carrying values of investments in various associated companies of Satyam are as follows:

	(US$ in thousands)

	As of March 31

	2002	2003

Infoway	—	$27,058
Satyam Venture	$957	1,185
CA Satyam	486	1,335
Satyam GE	2,999	—
Cricinfo	3,824	—
Refco-Sify	2,456	—
Placements.com	13	—

Total	$10,735	$29,578

Infoway

During the year ended March 31, 2003, due to the sale of new shares by Infoway to Softbank Asia Infrastructure Fund (SAIF) and VentureTech Solutions Private Ltd. (VentureTech), Satyam Computer Services’ ownership interest in Infoway reduced from 52.51% to 37.15%. Subsequent to December 9, 2002, Satyam Computer Services has accounted for its interest in Infoway under the equity method of accounting, primarily due to lack of controlling interest in Infoway. Infoway has changed its name from Satyam Infoway Limited to Sify Limited effective January 6, 2003. In addition, Satyam Computer Services will have no future obligation to fund additional operating or financing requirements of Infoway.

The summarized financial information as to assets, liabilities and results of operations of Infoway is presented below:

(US$ in thousands)

As of
March 31, 2003

Balance sheet
Current assets	$36,451
Non-current assets	41,351
Current liabilities	(15,219)
Net current asset/(liability)	21,232
Stockholders equity	(60,776)

The US$ numbers in the above table have been translated using the closing exchange rate as of March 31, 2003 1 US$ = Rs47.53

For the period
December 10, 2002
to March 31, 2003

Statement of operations
Revenues	$15,286
Gross profit	5,116
Net loss	4,452

The US$ numbers in the above table have been translated using the average exchange rate for the period December 10, 2002 to March 31, 2003 1 US $= Rs47.80

Satyam Computer Services’ equity in the loss of Infoway, net of taxes for the period December 10, 2002 to March 31, 2003 was US$1307 thousands.

Satyam Venture

On October 28, 2000, Satyam Computer Services entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed in January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam Computer Services equity in the profit / (loss) of Satyam Venture, net of taxes amounted to US$(122) thousand, US$323 thousand and US$179 thousand for the years ended March 31, 2001, 2002 and 2003 respectively.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

CA Satyam

On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited. (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001 at Mumbai, India. As per the agreement, both Satyam Computer Services and CA are to invest US$1,500 thousand each in the joint venture. Satyam Computer Services equity in the profit / (loss) of CA Satyam, net of taxes amounted to US$ Nil, US$4 thousand and US$(126) thousand for the years ended March 31, 2001, 2002 and 2003 respectively.

Satyam GE

In January 2002, Satyam Computer Services initiated the process of transfer of its 50% shareholding in Satyam GE Software Services Private Limited (“Satyam GE”) to GE Pacific (Mauritius) Limited, Mauritius (“GEPL”) in accordance with the shareholders’ agreement for a consideration of approximately US$4,000 thousand. The transfer was subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. Satyam Computer Services continued to have the ability to exercise significant influence over the operating and financial policies of Satyam GE and hence accounted for its 50% interest in Satyam GE using the equity method upto June 30, 2002. During the year ended March 31, 2003 the necessary approvals were received and Satyam recorded a gain of US$830 thousand, the excess of sales consideration received over the carrying value as of June 30, 2002 in the statement of operations.

Cricinfo

On July 29, 2000, Infoway acquired 25% of the outstanding shares of Cricinfo Limited (“Cricinfo”), a private company incorporated in the United Kingdom and the Company accounted for its interest in Cricinfo by the equity method. The difference between the cost of the investment and the amount of underlying equity in net assets of Cricinfo resulted in goodwill of US$33,479 thousand. On October 5, 2001, Infoway entered into an agreement to subscribe for unsecured convertible loan notes (“loan notes”) to be issued by Cricinfo in an aggregate amount of up to GBP 1.6 million to meet Cricinfo’s short-medium term working capital requirements over the next year. These loan notes were redeemable on October 5, 2004 and the terms of the loan note instrument provided for the payment of interest on the principal amount at the rate of 8% per annum. Infoway had also entered into a Term Loan Agreement with Cricinfo for granting a term loan facility of GBP 0.1 million. The Loan would carry an interest rate of 4% per annum and was repayable on 31st December 2004. This term loan and the convertible loan had been secured by a Debenture document executed by Cricinfo. In the year ended March 31, 2002, Satyam recorded an impairment charge of US$21,399 thousand out of the carrying value of goodwill as at September 30, 2001 of US$24,458 thousand, relating to goodwill on the Cricinfo acquisition by Infoway as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions. Infoway has reassessed the carrying amount of goodwill of the affiliate in accordance with APB 18 and its accounting policies and impaired US$1,761 thousand during the nine months ended December 31, 2002.

10.	Income Taxes

The provision for income taxes consists of:

	(US$ in thousands)

	Year ended March 31

	2001	2002	2003

Foreign taxes
Current	$3,437	$4,596	$10,491
Deferred	530	(3,709)	433
Domestic taxes
Current	10,984	2,627	3,046
Deferred	(10,814)	13,720	(1,675)

Aggregate taxes	$4,137	$17,234	$12,295

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

A reconciliation between the provision for income taxes to the amount computed by applying the statutory income tax rate to income before provision for income taxes is summarized below:

	(US$ in thousands)

	Year ended March 31

	2001	2002	2003

Net income/(loss) before taxes	$(44,080)	$(4,879)	$84,324
Enacted tax rates in India	39.55%	35.70%	36.75%

Computed tax expense / (benefit)	$(17,434)	$(1,742)	$30,989
Tax effect due to non-taxable export income	(28,040)	(37,688)	(31,089)
Difference arising from different tax rate in other tax jurisdictions	1,241	1,119	3,363
Difference arising from different tax rate on gain on sale of investments	—	(5,839)	48
Stock compensation (non-deductible)	18,235	3,854	1,662
Goodwill (non-deductible)	9,759	35,026	—
Changes in valuation allowance, including losses of subsidiaries	15,963	23,775	11,578
Effect of tax rate change	7	(246)	(9)
Others	4,158	(1,971)	(4,259)

Income taxes	3,889	16,288	12,283
Tax for earlier years	248	946	12

Income taxes recognized in the statement of operations	$4,137	$17,234	$12,295

The current provisions for income taxes, net of payments, were US$6,770 thousand and US$16,086 thousand as of March 31, 2002 and 2003 respectively. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) a deduction from payment of Indian corporate taxes to the extent of 90% of the profits derived from export of software from software development facilities designated as “Software Technology Parks” (“STP units”) upto 2010; and (ii) a tax deduction of 50% of profits from exporting computer software progressively reduced to Nil by the year 2004-05. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	(US$ in thousands)

	As of March 31

	2002	2003

Deferred tax assets:
Operating loss carry forwards	$35,139	$15,265
Provision for accounts receivable, advances and investments	13,430	3,354
Premises and equipment	2,666	698
Others	3,071	3,132

Gross deferred tax assets	$54,306	$22,449
Less: Valuation allowance	(49,515)	(15,265)

Total deferred tax assets	4,791	7,184

Deferred tax liabilities:
Premises and equipment	(3,081)	(2,581)
Provision for accounts receivable and advances	(1,165)	(1,686)
Investments in associated companies and gain on dilution of interest in a subsidiary	(33,358)	(35,155)
Others	(243)	—

Total deferred tax liabilities	(37,847)	(39,422)

Net deferred tax liabilities	$(33,056)	$(32,238)

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$36,552 thousand and US$36,782 thousand as of March 31, 2002 and 2003 respectively.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a deduction from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes.

Operating loss carryforwards for tax purposes of Satyam Computer Services and its consolidated subsidiaries amount to approximately US$35,139 thousand and US$15,265 thousand as of March 31, 2002 and 2003 respectively and are available as an offset against future taxable income of such entities. These carryforwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. A valuation allowance is established attributable to deferred tax assets and loss carryforwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Net deferred tax liabilities included in the consolidated balance sheets are as follows:

	(US$ in thousands)

	As of March 31

	2002	2003

Current assets – deferred income taxes	$3,151	$4,488
Non-current assets – other assets*	1,640	2,696
Current liabilities – accrued expenses and other liabilities*	(1,165)	(1,685)
Long-term liabilities – Deferred income taxes	(36,682)	(37,737)

Net deferred tax liabilities	$(33,056)	$(32,238)

* Included in “other assets” and “accrued expenses and other liabilities” respectively.

11.	Borrowings

Short-term debts

Short-term debts amounted to US$1,764 thousand and US$2,500 thousand as of March 31, 2002 and 2003 respectively. Short-term debt as of March 31, 2003 is represented by a non-interest bearing unsecured promissory note issued by Satyam Computer Services for acquisition of minority interest in SMTI amounting to US$3,500 thousand. The promissory note is payable in four installments at quarterly rests from April 1, 2003 to January 1, 2004. As at March 31, 2003 Satyam Computer Services has paid the first installment of the promissory note amounting to US$1,000 thousand. The weighted-average interest rate on these borrowings was 9.14% p.a. and 5.74% p.a. for the fiscal ended March 31, 2002 and 2003 respectively.

Long-term debts

Long-term debts outstanding comprise of:

	(US$ in thousands)

	As of March 31

	2002	2003

Secured debts, representing obligation principally to banks and financial institutions
— Rupee loans of SC-Trust, maturing serially through fiscal 2006 – 10.75% to 14.25%	$4,155	$2,675
Hire Purchase Loans	1,344	1,399

Total Debt	5,499	4,074
Less: Current portion of long-term debts	(2,787)	(2,336)

Long-term debts, net of current portion	$2,712	$1,738

MLR = Minimum lending rate prevailing in India (as of March 31, 2002 — 12.50% and as of March 31, 2003 — 12.5%)

Rupee loans are secured by equity shares of Satyam Computer Services held by the SC-Trust. In March 2003, SC-Trust has repaid one of its rupee loans maturing in March 2004 amounting to US$1,410 thousand with a current interest rate of 13%p.a. and has substituted the same with a new loan of US$1,410 thousand with a fixed interest rate of 10.75% p.a. maturing in July 2005. There were no prepayment costs associated with this extinguishment.

Aggregate maturities of long-term debts subsequent to March 31, 2003, are US$2,336 thousand in fiscal 2004, US$1,173 thousand in fiscal 2005 and US$565 thousand in fiscal 2006.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

Unused lines of credit

Unused lines of credit comprise of:

	(US$ in thousands)

	As of March 31

	2002	2003

Cash credit and short term debts	$7,168	$7,364
Non-fund facilities	4,820	8,005

Total Unused lines of credits	$11,988	$15,369

12.	Employee Benefits

The Gratuity Plan

The following table sets forth the funded status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheet.

		(US$ in thousands)

	Year ended March 31

	2001	2002	2003

Change in projected benefit obligation *
Projected benefit obligation at beginning of the year	$572	$1,179	$1,536
Service cost	323	609	623
Interest cost	60	124	156
Actuarial loss (gain)	279	(41)	144
Benefits paid	(5)	(12)	(25)
Effect of exchange rate changes	(50)	(63)	47

Projected benefit obligation at end of the year *	1,179	1,796	2,481

Change in plan assets *
Fair value of plan assets at beginning of the year	25	39	—
Actual return on plan assets	3	6	—
Employer contribution	18	46	24
Benefits paid from plan assets	(7)	(19)	(24)

Fair value of plan assets at end of the year *	39	72	—

Funded status of the plans	(1,140)	(1,724)	(2,481)
Unrecognized transition obligation	35	22	11
Unrecognized net actuarial loss (gain)	251	211	339
Amount recognized during the year	—	(11)	(3)

Accrued benefit cost	$(854)	$(1,502)	$(2,134)

* This financial information above includes Infoway for fiscal 2001 and 2002 only. (Refer note 9).
The components of net gratuity costs are reflected below:
Service cost	$323	$609	$623
Interest cost	60	124	156
Expected returns on plan assets	(3)	5	—
Amortization	12	11	11
Amount recognized during the year	—	11	3

Net gratuity costs	$392	$760	$793

Principal actuarial assumptions:
Discount rate	11.0%	10.0%	8.0%
Long-term rate of compensation increase	10.0%	9.0%	7.0%
Long-term rate of return on plan assets	11.0%	9.0%	7.0%

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

Provident Fund

Satyam’s contribution towards the Provident Fund amounted to US$1,839 thousand, US$2,201 thousand and US$2,633 thousand for the years ended March 31, 2001, 2002 and 2003 respectively.

Superannuation Plan

Satyam Computer Services contribution towards the Superannuation Plan maintained by LIC amounted to US$26 thousand US$35 thousand and US$26 thousand for the years ended March 31, 2001, 2002 and 2003 respectively.

401(k) Plan

Satyam’s matching contribution under 401(k) Plan amounted to US$376 thousand, US$345 thousand and US$569 thousand for the years ended March 31, 2001, 2002 and 2003 respectively.

13.	Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested or unexercised shares held by the SC-Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 1,924,890 and 1,167,380 as of March 31, 2002 and 2003 respectively. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.

In addition to the above, the unallocated shares held by SC-Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,558,930 and 1,043,440 as of March 31, 2002 and 2003 respectively.

The components of basic and diluted earnings per share were as follows:

	(US$ in thousands except share data)

	Year ended March 31

	2001	2002	2003

Net income/(loss)	$(27,912)	$25,892	$79,772
Average outstanding shares (in thousands)*	269,943	305,751	311,797
Dilutive effect of:
Associate Stock Options	—	1,362	6,861
Share and share equivalents (in thousands)*	269,943	307,113	318,658
Earnings/(loss) per share
Basic	$(0.10)	$0.08	$0.26
Diluted	$(0.10)	$0.08	$0.25

* — on an adjusted basis

14.	Stock-based Compensation Plans

Stock-based compensation plans of Satyam Computer Services

ASOP plan

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”). Satyam Computer Services subsequently established a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”), to administer the ASOP and issued warrants to purchase 13,000,000 shares of Satyam Computer Services. In turn, the SC-Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for the issuance to the SC-Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

In order to ensure all its associates received the benefits of the Satyam Computer Services stock split in December 1999, the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the split using the proceeds obtained from bank loans amounting to US$13,226 thousand. Prior to August 31, 1999, the exercise price of the remaining SC-Trust warrants was Rupees (“Rs.”) 450 per warrant. Subsequent to August 31, 1999, each warrant entitles the holder to purchase ten shares (adjusted for stock splits) of Satyam Computer Services at a price of Rs.450 per warrant plus an interest component, associated with the loan which the SC-Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. This stock bonus had been treated as an equity restructuring and correspondingly no additional compensation cost had been recognized as a result of the conversion of warrants held by the SC-Trust.

ASOP B plan

In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 13,000,000 equity shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20.0% in second year, 30.0% in the third year and 50.0% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. No equity shares have been issued by Satyam Computer Services to the SC-Trust as under the ASOP plan B as was issued under ASOP A.

ASOP ADS plan

In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP(ADS) . These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS). No equity shares underlying the ADS (options) have been issued by Satyam Computer Services to the SC-Trust similar to ASOP B plan.

Warrant grants

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

During the year ended March 31, 2002, the SC-Trust issued immediately vesting warrants for 702,010 (net of 60,000 forfeited) shares and warrants for 80,050 (net of 49,620 forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 4,438,118 (net of 598,563 forfeited) shares to the associates and warrants for 1,169,425 ADS representing 2,338,850 equity shares to associates under the ASOP(ADS) plan.

During the year ended March 31, 2003, the SC-Trust issued immediately vesting warrants for 526,900 shares and warrants for 128,750 (net of 38,750 forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 4,269,621 (net of 1,133,723 forfeited) shares to the associates. During the same period warrants for 187,700 (net of 232,300 forfeited) representing 375,400 equity shares to associates under the ASOP(ADS) plan.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

Changes in number of shares representing stock options outstanding for each of the plans were as follows:

	Year ended March 31

	2001		2002		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP – Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the year	7,536,100	$1.26	9,454,140	$1.24	1,924,890	$1.28
Granted	3,717,110	$1.27	891,680	$1.29	694,400	$1.52
Exercised	(598,330)	$1.05	(7,686,250)	$1.17	(1,273,000)	$1.42
Cancelled	(521,500)	$1.08	(109,620)	$1.40	(38,750)	$1.72
Lapsed	(679,240)	$1.59	(625,060)	$1.28	(140,160)	$1.28

Balance at the end of the year	9,454,140	$1.24	1,924,890	$1.28	1,167,380	$1.31

	Year ended March 31

	2001		2002		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP — B Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the year	—	—	5,759,209	$7.17	10,197,327	$5.60
Granted	6,050,409	$7.32	5,036,681	$4.41	5,403,344	$4.78
Exercised	—	—	—	—	(2,800)	$3.75
Cancelled	(291,200)	$10.38	(598,563)	$7.87	(1,133,723)	$6.50
Lapsed	—	—	—	—	—	—

Balance at the end of the year	5,759,209	$7.17	10,197,327	$5.60	14,464,148	$5.33

	Year ended March 31

	2001		2002		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP — ADS Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the year	—	—	—	—	2,338,850	$4.97
Granted	—	—	2,338,850	$4.97	420,000	$5.23
Exercised	—	—	—	—	—	—
Cancelled	—	—	—	—	(232,300)	$5.01
Lapsed		—	—	—	—	—

Balance at the end of the year	—	—	2,338,850	$4.97	2,526,550	$5.08

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

Information about number of shares representing stock options outstanding:

				Outstanding				Exercisable

				Weighted				Weighted
				Average		Weighted		Average
				Exercise		Average		Exercise		Number of
				Price		remaining	Number of	Price		shares
	Range of Exercise Price			(per		contractual	shares arising	(per		arising out of
Period	(per share)			share)		Life	out of options	share)		options

Fiscal	Rs.	45.0	US$0.9	Rs.	239.86	1.63 year	14,461,067	Rs.	57.23	762,010
2002	Rs.	278.8	US$5.6	US$4.91				US$1.2
Fiscal	Rs.	73.80	US$1.55	Rs.	239.86	1.28 year	18,158,078	Rs.	71.19	526,900
2002	Rs.	665.61	US$13.79	US$5.04				US$1.50

The US$ numbers in the above tables have been translated using the closing exchange rate as of March 31, 2003 1 US$ = Rs47.53

Deferred stock-based compensation

Satyam Computer Services recognized deferred stock based compensation of US$1,203 thousand and US$1,745 thousand for the years ended March 31, 2002 and 2003 respectively. Satyam Computer Services amortized and charged to income US$10,479 thousand and US$3,380 for the years ended March 31, 2002 and 2003 respectively.

Pursuant to APB 25, deferred stock compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the fair value of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a straight-line basis over the vesting period of the related warrants. The weighted-average grant-date implicit value of options granted during the year 2002 and 2003 was US$4.21 and US$5.04 respectively.

Stock-based compensation plan of Infoway

In fiscal 1999, Infoway established the Employee Stock Offer Plan (‘ESOP’), which provides for the issuance of 825,000 warrants to eligible employees. The warrants were issued to an employee welfare trust (the ‘Trust’) at Re 1 each on September 28, 1999. The Trust holds the warrants and transfers them to eligible employees over a period of three years. Infoway recognized deferred stock based compensation of US$2,225 thousand and US$1,485 thousand for the year ended March 31, 2001 and 2002 respectively. Infoway amortized and charged to income US$1,899 thousand, US$315 thousand and US$1,313 thousand for the years ended March 31, 2001, 2002 and 2003 respectively. The amortization for the period April 1, 2002 to December 9, 2002 amounted to US$1,141 thousands.

Stock-based compensation plan of VisionCompass Inc.

In October 1999, VisionCompass Inc. (“VCI”) Board of Directors adopted the 1999 Stock Option Plan (the “VCI-Plan”), which provides for the issuance of Incentive Stock Options (ISOs) and nonqualified options to eligible individuals responsible for the management, growth and financial success of VCI. As of March 31, 2000, 25,000,000 shares were reserved for issuance under the VCI-Plan. The option price is determined by the Board of Directors at the time the option is granted, and, in the case of ISO’s, in no event is less than the fair market value of the VCI’s shares at the date of grant, as determined by the Board. The shares acquired through the exercise of options carries certain restrictions, as specified in the VCI-Plan. Options generally vest over a four-year period and expire ten years from the date of grant.

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

During the years ended March 31, 2002 and 2003 no stock options were granted or exercised and 849,400 and no options were forfeited respectively. As of March 31, 2002 and 2003, 17,500 and 17,500 outstanding options were exercisable. The weighted-average remaining contractual life of outstanding options is 8.53 years and 0.25 years as of March 31, 2002 and 2003 respectively.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

Additional Disclosure

Had compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro-forma amounts of Satyam’s net income/(loss) and earnings/(loss) per share would have been as follows for the years ended March 31, 2001, 2002 and 2003 respectively.

	(US$ in thousands except per share data)

	Year ended March 31

	2001	2002	2003

Net Income (loss)
- As reported	$(27,912)	$25,892	$79,772
- Pro forma	(29,933)	(276)	59,903
Earnings (loss) Per Share:
Basic
- As reported	$(0.10)	$0.08	$0.26
- Pro forma	(0.11)	(0.01)	0.19
Diluted
- As reported	$(0.10)	$0.08	$0.25
- Pro forma	(0.11)	(0.01)	0.19

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

The fair value of Satyam Computer Services’ stock options used to compute pro forma net income / (loss) and earnings / (loss) per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.

The following assumptions were used:

	Year ended March 31

	2001	2002	2003

Dividend yield	0.51%	0.52%	0.86%
Expected volatility	73.00%	75.00%	69.00%
Risk-free interest rate	10.40%	10.32%	9.00%
Expected term	2.09	3.47	2.77

15.	Segmental Reporting

Satyam has adopted SFAS 131, “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Satyam’s reportable operating segments consist of the following three business groups:

•	IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	Internet Services, providing consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services. Infoway’s corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business electronic commerce and website development and hosting services. Infoway also operates an on-line portal, Sify.com (formerly satyamonline.com), and related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles.

•	Software Products, product development and creation of propriety software.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

Satyam’s operating segment information for the years ended March 31, 2001, 2002 and 2003 were as follows:

Business Segments

	(US$ in thousands)

		Internet	Software		Consolidated
	IT Services	Services	Products	Elimination	totals

For the year ended March 31, 2001
Revenue – External customers	$273,467	$36,840	—	—	$310,307
Revenue – Inter-segment	3,547	2,148	213	(5,908)	—

Total Revenues	$277,014	$38,988	$213	$(5,908)	$310,307

Operating income / (loss)	$24,230	$(56,994)	$(13,878)	—	$(46,642)
Equity in earnings / (losses) of associated companies, net of taxes	891	(6,358)	—	—	(5,467)
Net income / (loss)	14,765	(28,804)	(13,873)	—	(27,912)
Segment assets	257,143	246,766	2,243	(25,053)	481,099
Depreciation, amortization and impairment of goodwill and other intangible assets	24,374	29,695	424	—	54,493
Capital expenditures for long-lived assets	42,296	41,934	926	—	85,156

For the year ended March 31, 2002
Revenue – External customers	$377,321	$36,585	$585	—	$414,491
Revenue – Inter-segment	618	2,806	284	(3,708)	—

Total Revenues	$377,939	$39,391	$869	$(3,708)	$414,491

Operating income / (loss)	$68,030	$(128,913)	$(2,630)	—	$(63,513)
Equity in earnings / (losses) of associated companies, net of taxes	1,364	(26,765)	—	—	(25,401)
Net income / (loss)	109,230	(80,708)	(2,630)	—	25,892
Segment assets	463,934	83,047	754	(32,233)	515,502
Depreciation, amortization and impairment of goodwill and other intangible assets	29,319	106,614	385	—	136,318
Capital expenditures for long-lived assets	30,265	400	(1,001)	—	29,664

For the year ended March 31, 2003 *
Revenue – External customers	$432,621	$25,715	$871	—	$459,207
Revenue – Inter-segment	44	270	253	(567)	—

Total Revenues	432,665	25,985	1,124	(567)	459,207

Operating income / (loss)	105,104	(21,697)	232	—	83,639
Equity in earnings / (losses) of associated companies, net of taxes	(499)	(2,840)	—	—	(3,339)
Net income / (loss)	92,052	(12,512)	232	—	79,772
Segment assets	597,581	—	1,036	(29,774)	568,843
Depreciation and amortization of other intangible assets	26,202	10,900	75	—	37,177
Capital expenditures for long-lived assets	11,015	—	1	—	11,016

The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

*	The Internet Services segment contains the financial information of Infoway upto December 9, 2002 (Refer note. 9).

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

Geographic Information

The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

	(US$ in thousands)

	Year ended March 31, 2001		Year ended March 31, 2002		Year ended March 31, 2003

	Revenues from		Revenues from	Long-	Revenues from	Long-
	external	Long-lived	external	lived	external	lived
	customers	assets	customers	assets	customers*	assets

North America	$224,315	$3,715	$298,458	$4,280	$335,930	$3,939
Europe	20,593	127	39,202	657	53,265	579
India	31,467	238,958	32,089	132,428	27,911	77,785
Japan	7,327	262	9,152	348	10,473	348
Rest of the World	26,605	164	35,590	491	31.628	693

Total	$310,307	$243,226	$414,491	$138,204	$459,207	$83,344

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment. Transfers between reportable business or geographic segments are made either at cost or at arms-length prices

*	The geographic information contains the financial information of Infoway upto December 9, 2002 (Refer note. 9).

16.	Related Party Transactions

Related party transactions comprise of

	(US$ in thousands)

	Year ended March 31

	2001	2002	2003

Infrastructure and other services provided by Satyam to
Satyam GE	$461	$142	$9
Satyam Venture	1,031	928	875
Cricinfo	—	30	6
Refco-SIFY	492	973	62
Placements.com	—	75	—

Total	$1,984	$2,148	$952

Services/Interest received by Satyam from
Infoway	—	—	$122
Satyam Venture	—	—	357
Cricinfo	—	$47	123

Total	—	$47	$602

The balances receivable from and payable to related parties are as follows:

	(US$ in thousands)

	As of March 31

	2002	2003

Advance towards investment in associated companies
Refco-SIFY	$925	—

Total	$925	—

Amount due from/(to) associated companies
Infoway	—	$(78)
Satyam Venture	$267	(69)
CA Satyam	(287)	—
Satyam GE	189	—
Cricinfo	31	—
Refco-SIFY	27	—
Placements.com	53	—

Total	$280	$(147)

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

17.	Shareholders’ Equity and Dividends

a)	Issuance of common stock

In May 2001, Satyam Computer Services listed its American Depository Shares (“ADS”) for trading on the New York Stock Exchange (“NYSE” ticker symbol “SAY”). Satyam Computer Services issued 16,675,000 ADS (representing 33,350,000 equity shares of Rs. 2 each fully paid up) at a price of US$9.71 per ADS, including ADS issued on exercise of 15% Greenshoe option by the Underwriters. Each ADS represents two equity shares of Rs 2 each fully paid up.

b)	Dividends

Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Interim dividends are declared by the Board of Directors without the need for shareholders’ approval. With respect to equity shares issued by Satyam Computer Services during a particular fiscal year, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Satyam Computer Services accrues dividends payable and pays them after obtaining shareholders’ approval.

Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the net income available for distribution to equity shareholders was US$103,797 thousand, US$92,029 thousand and US$64,680 thousand for the years ended March 31, 2001, 2002 and 2003 respectively. Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.

18.	Business Combinations — Acquisition of Kheladi.com by Infoway

On October 12, 2000, Infoway entered into an agreement to acquire a 100% stake in Kheladi.com (India) Private Limited (“Kheladi”), a sports portal promoted by sports personalities in India. Infoway’s intention is to assimilate the strengths of Kheladi, including the network of sports personalities, into its portal, Khel.com. Infoway paid cash and issued an aggregate of 19,073 equity shares to the shareholders of Kheladi on July 20, 2001 of which 5,019 shares and 10,039 equity shares have been issued which are subject to a lock in until September 14, 2001 and September 14, 2002, respectively. Infoway paid US$1,108 thousand as consideration for the above acquisition and the acquisition has been accounted for using the purchase method.

The acquisition was consummated on July 20, 2001 upon issuance of shares and the completion of regulatory formalities. The cost of acquisition has been allocated primarily to employment contract-based intangible assets amounting to US$795 thousand and the excess of cost over fair value of assets acquired has been recognized as goodwill amounting to US$309 thousand. In accordance with the provisions of SFAS 142, the goodwill has not been amortized post acquisition. The intangible assets relate to employment contracts with sports personalities, which are being amortized over the contract period of 60 months. The terms of the purchase also provide for contingent consideration of 3,089 equity shares based on the achievement of certain specified profitability and revenue targets. Infoway will record contingent payments as compensation for post-combination services to be expensed in the period in which the contingency is resolved.

19.	Goodwill

Goodwill consists of:

	(US$ in thousands)

	As of March 31

	2002	2003

Goodwill
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	$21,066	$21,642
Satyam Manufacturing Technologies Inc,.	—	3,365
Others	830	—

Total	21,896	25,007
Less: Accumulated amortization	(10,790)	(10,821)

Goodwill, net	$11,106	$14,186

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and currently primarily relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited by Satyam Computer Services.

In the year ended March 31, 2002, Satyam recorded an impairment charge of US$81,115 thousand relating to goodwill acquired in the IndiaWorld, India Plaza and Eduempire acquisitions by Infoway as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions. Since the operations of those entities were completely integrated into the operations of Infoway. Satyam assessed the recoverability of goodwill arising out of the India World and India Plaza acquisitions at the enterprise level of Infoway. The impairment charge was calculated as the difference between the market value of Infoway and its net assets. The assessment was performed due to significant decline in Infoway’s stock price for a sustained period, Infoway’s market capitalization relative to its net book value, significant under performance relative to expected historical or projected future operating results, significant negative industry and economic trends and the overall decline in market conditions which indicate that this decline in the market value of Infoway’s stock price is other-than temporary. The shortfall in the market capitalization had indicated an impairment of goodwill. Thus the entire carrying value of goodwill as at September 30, 2001, pertaining to India World of US$73,110 thousand, India Plaza of US$7,955 thousand and Eduempire of US$50 thousand had been charged to the statement of operations for the year ended March 31, 2002.

Effective April 1, 2002, Satyam adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” SFAS 142 requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. In addition, the statement includes provisions upon adoption for the reclassification of certain existing recognized intangibles to goodwill, the identification of reporting units for the purpose of assessing potential future impairments of goodwill, the reassessment of the useful lives of existing recognized intangibles and the reclassification of certain intangibles out of previously reported goodwill.

Satyam is required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. Satyam has performed an initial impairment review of goodwill on the adoption of SFAS 142 and has also carried out an annual impairment review in 2003. Based on these tests there is no impairment of goodwill during the year ended March 31, 2003. However there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Due to the adoption of SFAS 142, Satyam ceased amortizing goodwill. The effect of this accounting change is reflected prospectively. The following table presents the impact of SFAS 142 on net income / (loss), net income / (loss) per share, and the related tax effect had the standard been in effect for the years ended March 31, 2001 and 2002:

	(US$ in thousands except per share amounts)

	Year ended March 31

	2001	2002

Reported net income/(loss)	$(27,912)	$25,892
Add:
Goodwill amortization	24,728	16,997
Amortization of excess of cost of investment over equity in net assets of associated companies	4,402	3,639

Adjusted net income	$1,218	$46,528

Basic and diluted earnings per share
As reported	$(0.10)	$0.08
As adjusted	0.01	0.15

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

20.	Other intangible assets

Other intangible assets pertain to Infoway and are all amortizable. Their original estimated useful lives are as follows: Technical Know-how fees — 3 to 5 years; Portals and web content — 5 years; Employment contracts — 5 years; Customer Contract and others — 3 years.

The following tables present details of Satyam’s total other intangible assets

	(US$ in thousands)

		Accumulated
	Gross	amortization	Net

As at March 31, 2002
Technical Know-how	$1,791	$(310)	$1,481
Portals and Web content	1,999	(544)	1,455
Employment contracts	768	(113)	655

Total	$4,558	$(967)	$3,591

Amortization of other intangible assets amounted to US$128 thousand, US$720 thousand and US$1,195 thousand for the years ended March 31, 2001, 2002 and upto December 9, 2002 respectively.

21.	Contingencies and Commitments

a)	Bank guarantees

The bank guarantees outstanding are US$1,638 thousand and US$3,503 thousand as of March 31, 2002 and 2003 respectively. Bank guarantees are generally provided to government agencies, primarily to the Telegraph Authorities as security for compliance with and performance of terms and conditions contained in the Internet Service Provider license granted to Satyam and Videsh Sanchar Nigam Limited, towards the supply and installation of an electronic commerce platform respectively. Satyam also provides guarantees to Excise and Customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

b)	Capital commitments

Capital commitments comprise of:

	(US$ in thousands)

	As of March 31

	2002	2003

Contractual commitments for capital expenditure	$3,601	$4,441
Commitment towards investment in equity capital of CA Satyam	1,000	—

Total	$4,601	$4,441

Contractual commitments for capital expenditures are relating to acquisition of premises, equipment and new network infrastructure.

c)	Operating lease

Satyam has certain operating leases for office premises and guesthouses. Most of the operating leases provide for increased rent through increases in general price levels. Rental expense for operating leases amounted to US$7,626 thousand, US$9,243 thousand and US$8,735 thousand for the years ended March 31, 2001, 2002 and 2003 respectively.

Future minimum annual lease commitments, including those leases for which renewal options may be exercised as of March 31, 2003 are US$1,914 thousands in fiscal 2004, US$1,782 thousands in fiscal 2005, US$1,326 thousands in fiscal 2006, US$1,234 thousands in fiscal 2007, US$431 thousands in fiscal 2008 and US$725 thousands thereafter.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

22.	Concentration of Credit Risk

Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top ten customers:

	Year ended March 31

	2001	2002	2003

Revenues generated from top two customers
Customer I	15.76%	18.26%	16.14%
Customer II	8.11%	6.93%	8.71%
Total revenues from top ten customers	46.34%	48.95%	49.78%

23.	Financial Instruments

Forward Contracts

Satyam enters into forward foreign exchange contracts where the counter party is generally a bank. Satyam considers the risks of non-performance by the counter party as non-material. The aggregate contracted principal amounts of Satyam’s foreign exchange forward contracts (sell) outstanding as of March 31, 2002 and 2003 amounted to US$ Nil and US$4,000 thousand respectively. Gains on outstanding foreign exchange forward contracts amounted to US$ Nil and US$43 thousand for the years ended March 31, 2002 and 2003 respectively. These foreign forward exchange contracts mature between one to three months.

Fair value

The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates as of March 31, 2002 and 2003 was US$5,520 thousand and US$4,081 thousand respectively as compared to the carrying amounts of US$5,499 thousands and US$4,074 thousands as of March 31, 2002 and 2003 respectively.

24.	Schedules of Balance sheet

a)	Cash and Cash Equivalents

The cash and cash equivalents consist of:

	(US$ in thousands)

	As of March 31

	2002	2003

Cash and bank balances	$57,400	$53,133
Cash equivalents	186,054	9,069

Cash and cash equivalents	$243,454	$62,202

Cash equivalents include restricted cash deposits of US$448 thousand and US$ Nil as of March 31, 2002 and 2003 respectively, placed in “No-charge-no-lien” accounts as security towards performance guarantees issued by Satyam’s bankers on Satyam’s behalf. Cash equivalents also include restricted cash of US$2,048 thousand and US$ Nil as of March 31, 2002 and 2003 respectively, under lien with Satyam’s bankers against guarantees issued by the bank on behalf of Satyam. Satyam cannot utilize these amounts until the guarantees are discharged or revoked.

b)	Accounts Receivable

Accounts receivable consist of:

	(US$ in thousands)

	As of March 31

	2002	2003

Customers (trade)	$97,564	$105,477
Related parties	140	467
Less: allowance for doubtful debts	(9,495)	(9,180)

Accounts receivable	$88,209	$96,764

The allowance for doubtful debts is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

c)	Inventory

Inventory pertained to Infoway and consisted of:

	(US$ in thousands)

	As of March 31

	2002	2003

CD-ROMs	$82	—
Communication hardware	459	—
Application software	96	—
Others	96	—
Less: Valuation Allowance	(8)	—

Inventory	$725	—

d)	Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consist of:

	(US$ in thousands)

	As of March 31

	2002	2003

Prepaid expenses	$4,208	$2,725
Directors liability insurance	—	608
Advance for expenses	5,589	9,856
Loans and advance to employees	2,238	2,183
Other advances and receivables	1,404	5,422
Less: Allowance for doubtful deposits	—	(713)

Prepaid expenses and other receivables	$13,439	$20,081

Prepaid expenses principally include the un-expired portion of annual rentals paid to the Department of Telecommunications, Ministry of Communications, and the Government of India for use of leased telecommunication lines, Satellite link charges, and insurance premiums.

e)	Other Assets

Other assets consist of:

	(US$ in thousands)

	As of March 31

	2002	2003

Rent and maintenance deposits	$3,899	$3,825
Telephone and other deposits	1,335	571
Loans and advances to employees due after one year	673	866
Deferred taxes on income	1,640	2,696
Others	4,151	1,239
Less: Allowance for doubtful deposits	(1,396)	(1,922)

Other Assets	$10,302	$7,275

Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$158 thousand and US$81 thousand as of March 31, 2002 and 2003 respectively. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

Satyam Computer Services Limited

Notes to the Consolidated Financial Statements

f)	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of:

	(US$ in thousands)

	As of March 31

	2002	2003

Accrued expenses	$24,148	$24,330
Unclaimed dividend	424	567
Provision for taxation	6,770	16,086
Provision for gratuity and leave encashment	1,502	2,737
Deferred taxes on income	1,165	1,685
Advance from Customers	1,557	4,563
Others	4,174	1,225

Accrued expenses and other current liabilities	$39,740	$51,193