Form 20-F
period 2003-12-31
SATYAM COMPUTER SERVICES LTD
filed 2004-06-29
CIK 1106056

Item

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to

For the fiscal year ended March 31, 2004	Commission file number 001-15190

Satyam Computer Services Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A (Translation of Registrant’s Name Into English)	Republic of India (Jurisdiction of Incorporation or Organization)

Satyam Technology Center
Bahadurpallay Village
Qutbullapur Mandal, R.R. District-500855
Hyderabad, Andhra Pradesh
India
(91) 40-5523 3505
(Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:   None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
American Depositary Shares, each represented by two Equity Shares, par value Rs.2 per share.
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

         Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 314,564,030 equity shares, including 33,639,972 underlying equity shares for 16,819,986 ADSs, were issued and outstanding as of March 31, 2004.

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

         Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate in the City of New York on March 31, 2004 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2004 was Rs. 43.40 per $1.00.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

Selected Financial Data

         You should read the following selected consolidated historical financial data in conjunction with our financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The statement of operations data for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004 and the balance sheet data as of March 31, 2000, 2001, 2002, 2003 and 2004 are derived from our consolidated audited financial statements including the notes, included elsewhere in this report, prepared in accordance with U.S. GAAP for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004. As of December 9, 2002, we ceased to hold a controlling interest in Sify and have accounted for our interest in Sify using the equity method. Consequently, financial data for the years ended March 31, 2003 and 2004 are not comparable with prior periods.

	Years ended March 31,
	2000	2001	2002	2003	2004
	(As restated)	(As restated)	(As restated)	(As restated)
	(in thousands ($), except per share data and as stated otherwise)
Statement of operations Data

Revenues:
Information technology services	164,455	310,307	413,906	458,336	565,028
BPO					1,293
Software products	—	—	585	871	51

Total revenues	164,455	310,307	414,491	459,207	566,372

Cost of revenues(1)	(90,449)	(208,121)	(238,996)	(272,688)	(343,596)

Gross Profit	74,006	102,186	175,495	186,519	222,776

Operating expenses:
Selling, general and administrative expenses(2)	(69,592)	(124,100)	(140,896)	(119,424)	(101,627)
Amortization of goodwill	(5,043)	(24,728)	(16,997)	—	—
Impairment of goodwill	—	—	(81,115)	—	—
Impairment of non-marketable investments	—	—	—	(3,299)	—

	Years ended March 31,
	2000	2001	2002	2003	2004
	(As restated)	(As restated)	(As restated)	(As restated)
	(in thousands ($), except per share data and as stated otherwise)
Reversal of put option charge	—	—	—	19,843	—

Total Operating expenses	(74,635)	(148,828)	(239,008)	(102,880)	(101,627)

Operating income/(loss)	(629)	(46,642)	(63,513)	83,639	121,149
Interest income	2,625	5,732	3,806	7,158	20,309
Interest expense	(11,290)	(9,632)	(2,856)	(800)	(471)
Gain on sale of shares in Sify	—	—	45,594	—	2,652
Gain on sale of shares in Satyam GE	—	—	—	830	—
Gain/(loss) on foreign exchange transactions	1,072	5,816	10,813	(4,757)	(8,874)
Other income/(expenses), net	(19)	646	1,277	(1,746)	2,270

Income (loss) before income taxes, minority interest and equity in earnings (loss) of associated companies	(8,241)	(44,080)	(4,879)	84,324	137,035
Income taxes	(365)	2,346	(769)	(9,769)	(22,544)
Minority interest	2,785	25,772	73,406	11,082	—
Equity in earnings (losses) of associated companies, net of taxes	135	(5,467)	(25,401)	(3,339)	(2,631)

Net Income (loss)	(5,686)	(21,429)	42,357	82,298	111,860

Earnings (loss) per share
Basic	(0.02)	(0.08)	0.14	0.26	0.36
Diluted	(0.02)	(0.08)	0.14	0.26	0.35

Earnings (loss) per ADS
Basic	(0.04)	(0.16)	0.28	0.53	0.71
Diluted	(0.04)	(0.16)	0.28	0.52	0.71

Weighted average equity shares used in computing earnings per share (in thousands)
Basic	264,720	269,943	305,751	311,797	313,155
Diluted	264,720	269,943	307,113	318,658	317,057

Weighted average equity shares used in computing earnings per ADS:
Basic	132,360	134,972	152,875	155,899	156,578
Diluted	132,360	134,972	153,556	159,329	158,529

Cash dividend per equity share	0.01	0.02	0.02	0.03	0.08
Cash dividend per ADS	0.03	0.03	0.04	0.06	0.17

	Years ended March 31,
	2000	2001	2002	2003	2004
	(As restated)	(As restated)	(As restated)	(As restated)
	(in thousands ($), except per share data and as stated otherwise)
Other data
Net cash provided by ( used in)
Operating activities	14,115	5,935	116,371	98,540	89,211
Investing activities	(83,619)	(137,775)	(40,360)	(271,959)	(60,152)
Financing activities	251,664	14,212	110,747	(12,145)	(11,461)
Capital Expenditure	40,847	84,764	34,157	10,989	16,745
Number of information technology services’ technical associates	4,473	7,798	7,898	9,086	13,182

(1)	Inclusive of deferred stock based compensation expense of $ 13,356 in fiscal 2000, $31.3 million in fiscal 2001, $7.2 million in fiscal 2002, $1.6 million in fiscal 2003 and $ 853 thousand in fiscal 2004

(2)	Inclusive of deferred stock based compensation expense of $ 3,575 in fiscal 2000, $14.8 million in fiscal 2001,$3.6 million in fiscal 2002, $29 million in fiscal 2003 and $ 772 thousand in fiscal 2004.

	As at March 31,
Balance sheet data	2000	2001	2002	2003	2004
	(As restated)	(As restated)	(As restated)	(As restated)
	In thousand ($)
Cash and cash equivalents	192,304	66,068	243,454	62,202	86,730
Total Assets	412,559	481,099	515,502	568,843	713,768
Total Long term debt (excluding current portion)	50,050	9,625	2,712	1,738	1,826
Total Shareholder’s equity	170,048	202,752	394,364	487,716	633,889
Capital Stock	205,234	269,135	422,674	423,850	433,398

Restatement of Previously Reported Amounts

         Satyam has restated beginning shareholder’s equity as of March 31, 2001 and shareholder’s equity and net income as of and for the years ended March 31, 2003 and 2002, to reflect the impact on deferred tax liabilities and income taxes of Satyam’s equity in the losses of Sify.

Following table summarizes the effect on the Income statement during the each of the years restated:

	During the year ended March 31,
	2000	2001	2002	2003
	($ in thousands)
Net Income as previously reported	(6,940)	(27,912)	25,892	79,772
Income tax benefit	1,254	6,483	16,465	2,526

Net Income as restated	(5,686)	(21,429)	42,357	82,298

Following table summarizes the effect on the Balance sheet for each of the years restated:

		As at March 31,
	2000	2001	2002	2003
		($ in thousands)
Shareholder’s equity as previously reported	168,474	$194,695	$369,842	$460,668
Reduction in deferred tax liabilities	1,574	8,057	24,522	27,048

Shareholder’s equity as restated	170,048	202,752	394,364	487,716

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

Risks Related to Our Overall Operations

Any inability to manage our rapid growth could disrupt our business and reduce our profitability

         We have experienced significant growth in recent periods. Our total revenues increased 23.3% in fiscal 2004 as compared to fiscal 2003. As of March 31, 2004, we had 14,456 employees, whom we refer to as associates, worldwide as compared to 9,838 associates as of March 31, 2003. We expect our growth to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	providing adequate training and supervision to maintain our high quality standards; and

•	preserving our culture and values and our entrepreneurial environment.

The value of our interest in Sify may decline.

         Sify’s ADSs are listed for trading on the Nasdaq National Market under the symbol “SIFY”, however we do not know whether Sify will be able to retain this listing in the future. The market price of Sify’s ADSs has been highly volatile, ranging from a high of $ 452 per ADS to a low of $0.88 per ADSs from its initial public offering in October 1999 through May 31, 2004, and may continue to fluctuate widely. Any decline in the market price of Sify’s ADSs is likely to cause the value of the equity shares of Sify which we hold to decline. We hold our interest in Sify in the form of equity shares for which there is no market and our ability to convert these equity shares into ADSs is restricted. Under a shareholders’ agreement to which we are a party, mergers, acquisitions and sales of substantially all the assets of Sify require the approval of two other Sify shareholders, Softbank Asia Infrastructure Fund, or SAIF, and VentureTech Solutions Private Ltd., or VentureTech. Sify has not been profitable since its founding and may continue to incur significant losses and negative cash flows in the future.

Deferred stock compensation expenses may significantly reduce our net income under U.S. GAAP.

         Our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, employees were typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under currently applicable U.S. GAAP, amortized over the vesting period of the warrants or options. We expect to recognize amortization of deferred stock based compensation expense in respect of our three Associate Stock Option Plans, ASOP, ASOP-B and ASOP ADS, in the approximate amounts of $7.3 million in fiscal 2005 and $0.6 million in fiscal 2006 based on the price of our equity shares on March 31, 2004 and in connection with both granted and ungranted warrants and options on that date. Depending on the market value of our equity shares on the dates future grants are made, amortization of deferred stock based compensation expense with respect to ungranted warrants may cause the expected amounts to change. The size of our stock compensation expenses has contributed, and may continue to contribute to negative operating income and negative net income for purposes of U.S. GAAP. We recognized deferred stock based compensation of $0.8 million under our ASOP, ASOP B and ASOP ADS Plans in fiscal 2004 and $1.6 million was amortized and charged to earnings.

Our financial results are impacted by the financial results of entities that we do not control.

         As at March 31, 2004, we have a significant, non-controlling interests in Sify, Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited that are accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as “Equity in losses (gains) of associates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company but have the ability to exercise significant influence over their operating and financial policies. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Sify, Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence their activities. We may also be required to record additional impairment charges in their carrying value if we deem the investment to be impaired due to adverse events, many of which are outside of our control, on their business, results of operations and financial condition in future periods.

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

         We derive a significant portion of our revenues from a limited number of corporate customers. In fiscal 2004, our largest customer, General Electric Company and its affiliates, accounted for 14.3% of our information technology, or IT services revenues (excluding inter-segment revenues) and 14.3% of our total revenues. In fiscal 2004, our second largest customer, State Farm Mutual Automobile Insurance Co. accounted for 9.9% of our IT services revenues (excluding inter-segment revenues) and 9.9% of our total revenues. During fiscal 2004 and fiscal 2003, our five largest customers accounted for 36.5% and 38.4%, respectively, of our IT services revenues (excluding inter-segment revenues) and 36.4% and 38.4%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers. As a result, if we were to lose one of our major customers or have it significantly reduce its volume of business with us, our profitability could be reduced.

We dedicate significant resources to develop international operations which may be more difficult to manage and operate.

         In addition to our offshore IT centers in India, we have established IT centers in the United States, United Kingdom, Japan, Dubai, Australia, Singapore, Malaysia and other countries and plan to open additional international facilities. Our lack of experience with facilities outside of India subjects us to risk with regard to foreign regulation and overseas facilities management. Increasing the number of IT centers and the scope of operations outside of India subjects us to a number of risks, including administrative difficulties, currency exchange rate fluctuations, restrictions against the repatriation of earnings, overlapping taxes and cost overruns and delays.

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

         Our ability to execute projects and to obtain new customers depends, in large part, on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In fiscal 2004 and fiscal 2003, we experienced associate attrition at a rate of 17.5% and 15.6% respectively. Any increase in our attrition rates, particularly the rate of attrition of experienced software engineers and project managers and leaders, would harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and re-train our technical associates to keep pace with continuing changes in IT, evolving technologies and changing customer preferences. Historically, wage costs in the Indian IT services industry have been significantly lower than wage costs in the United States for comparably skilled technical associates. However, in recent years, wage costs in the Indian IT services industry have been increasing at a faster rate than those in the United States, driven in part by demand for Indian technical associates overseas. In the long-term, wage increases may make us less competitive unless we are able to continue increasing the efficiency and productivity of our professionals and the prices of our services.

U.S. immigration restrictions could limit our ability to expand our U.S. operations.

         Our professionals working onsite at a customer’s premises in the United States are typically required to obtain visas. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that are approved in any government fiscal year which on October 1, 2003 was reduced from 195,000 workers to 65,000 per year. In years in which this limit is reached, we may be unable to obtain H-1B visas necessary to bring critical Indian technical associates to the United States on an extended basis. Changes in existing U.S. immigration laws that make it more difficult for us to obtain visas could impair our ability to compete for and provide services to customers.

Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.

         As a core element of our business strategy, we continue to offer a portion of our services on a fixed-price basis, rather than on a time-and-materials basis. During fiscal 2004 and fiscal 2003, we derived 31.7% and 27.5%, respectively, of our total IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Many of these risks may be beyond our control. Our failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

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

         During the past decade, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The General Elections to the lower house of the Indian Parliament have just been completed. No party has won absolute majority and a coalition government has been formed again. We cannot assure you that these liberalization policies will continue in the future. Government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

Foreign investment restrictions under Indian law may adversely impact the value of our ADSs, including, for example, restrictions that limit your ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

         Our equity shares are listed and traded on the Stock Exchange, Mumbai (formerly known as the Stock Exchange, Bombay), the National Stock Exchange of India Limited and the Hyderabad Stock Exchange Limited and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the NYSE in part because of restrictions on foreign ownership of the underlying shares.

         Under prior Indian laws and regulations, our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The RBI has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will only be able to trade those equity shares on an Indian stock exchange and, under present law, likely will not be permitted to reconvert those equity shares to ADSs. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Indian Rs.1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

         Except for limited circumstances, the RBI must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the RBI or any other government agency can be obtained on any terms or at all.

Currency exchange rate fluctuations may affect the value of our ADSs.

         The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. In fiscal 2004 and fiscal 2003, our U.S. dollar-denominated revenues represented 84.5% and 81.2%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings, if any. In fiscal 2004, our foreign currency gains were approximately $49.5 million while it was $16.6 million in fiscal 2003. Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Stock Exchange, Mumbai, the National Stock Exchange and the Hyderabad Stock Exchange, which we refer to collectively as the Indian stock exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

The government of India has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.

         We have historically benefited from significant tax incentives provided under Indian tax laws. The principal applicable incentives are:

(i)	a tax deduction for all profits derived from exporting computer software and services; and

(ii)	a 10-year tax holiday in respect of income derived from the operation of software development centers designated as “Software Technology Parks” under Indian tax legislation.

         As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the Indian statutory income tax rate of 35% plus an applicable surcharge. The Software Technology Park tax exemption scheme has been modified effective as of April 1, 2001. All facilities registered in the program before March 31, 2001, which include all of our existing facilities in India and registrations for 2 new facilities which have not yet been constructed, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a resulting increase in our effective tax rate. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.

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

         We are incorporated under the laws of the Republic of India and many of our directors and key managerial personnel, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

(i)	effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

(ii)	enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

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

         The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. The high and low prices of our shares on the Stock Exchange, Mumbai from 2000 until the present are set forth in the table below.

	High		Low
Year	Rs.	$ equivalent	Rs.	$ equivalent
2000	1445.99	31.84	291.50	6.42
2001	429.70	9.46	111.00	2.44
2002	331.15	7.29	189.75	4.18
2003	381.00	8.39	127.30	2.80
2004 (Until May 31)	391.00	8.61	250.00	5.50

         On May 31, 2004, the closing price of our shares on the Stock Exchange, Mumbai was Rs. 313.60 ($ 6.90). For comparison purposes, these prices have been adjusted to give effect to our September 1, 1999 two-for-one stock split and our August 25, 2000 five-for-one stock split and an exchange rate of Rs. 45.42 per $1.00 as on May 28, 2004 has been used.

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

         We have applied for the registration of “Satyam” and other related marks as trademarks in India, the United States and in other jurisdictions where we carry on business. We currently require our technical employees to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of confidential and proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of confidential and proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

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

         Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. As U.S. holders of ADSs represent 10.69% of our outstanding equity shares, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our Depositary, which may sell the securities for your benefit. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

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

         The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of May 31, 2004, we have an aggregate of 314,958,768 equity shares outstanding, which includes underlying equity shares of 33,652,880 for 16,826,940 ADSs. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.

Forward-looking statements contained in this Annual Report may not be ealized.

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

ITEM 4.  INFORMATION ON THE COMPANY

History and Development

         Our IT professionals work onsite, offshore or offsite to provide customized IT solutions for companies in several industry sectors. Our development centers in India, United States, United Kingdom, Japan, Dubai, Australia, Singapore, Malaysia and other countries serve over 300 global companies, of which 101 are Fortune Global 500 corporations. Our marketing network spans 45 countries, across 6 continents.

         The full legal name of our company is Satyam Computer Services Limited. Satyam was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Indian Companies Act on June 24, 1987. Our registered office is located at Mayfair Center, SP Road, Secunderabad 500 003, Andhra Pradesh, India. Our principal place of business is the Satyam Technology Center located at Bahadurpally Village, Qutbullapur Mandal, R.R. District 500 855, Hyderabad, Andhra Pradesh, India, telephone number (91) 40-5523 3505. Our agent for service in the United States is CT Corporation System, 111 8th Avenue, New York, New York 10011, telephone number 1 (212) 894-8940. Our operations are primarily conducted in India and majority of our revenues are derived from the United States.

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

         Our principal capital expenditures for the fiscal years 2004, 2003 and 2002 were comprised mainly of expansion of infrastructure facilities in India and abroad. Our capital expenditures amounted to $16.7 million in fiscal 2004, $11.0 million in fiscal 2003 and $34.2 million in fiscal 2002. In fiscal 2004 and fiscal 2003, capital expenditures were incurred mainly for the purchase of computers and other electrical equipment. In fiscal 2002, our capital expenditures were incurred mainly for expansion of offshore facilities in acquisition/long lease of land in Bangalore and expansion of facilities in Hyderabad and Chennai.

Business Overview

         We are a global professional IT services company. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. We began providing IT services to businesses in 1988 and as of March 31, 2004 we had 13,120 technical associates servicing over 300 customers worldwide. In addition to our core business of providing IT services, we have also selectively invested in related businesses.

         We recognized the importance of the Internet to India and, in December 1995, created Sify Limited (formerly Satyam Infoway Limited), which we believe is the largest integrated Internet, network and electronic commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. Sify’s shares are listed only in the United States and are quoted on the Nasdaq National Market under the symbol “SIFY”. In February 2002, we acquired Sify’s software services business for approximately $6.9 million in a transaction approved by Sify’s shareholders and subjected to an independent valuation. The objective of this acquisition was to permit us to focus on our core business of software services and Sify to focus on Internet Services. During the year ended March 31, 2003, due to the sale of new shares by Sify to Softbank Asia Infrastructure Fund, or SAIF, and VentureTech Solutions Private Ltd. or VentureTech, our ownership interest in Sify was reduced from 52.51% to 37.15%. As a result of this reduced ownership interest, we deconsolidated Sify on December 9, 2002 and have since accounted for our interest in Sify using the equity method. VentureTech invested an additional $1.8 million in Sify in April 2003, and our ownership interest was further reduced to 36.0%. Further, during the year ended March 31, 2004, we completed the sale of one million equity shares in Sify Ltd. through the latter’s sponsored ADS program for a consideration of $ 3.4 million (net of tax). Consequent to this sale, our ownership interest was further reduced to 32.04%.

         We owned 100% of the outstanding stock of VisionCompass Inc., or VCI, which had developed and marketed our software product, VisionCompass. Following our decision to discontinue the operations of VisionCompass so as to focus on our core business of IT services, VCI was formally dissolved on March 24, 2004.

         On June 5, 2002 we formed Nipuna Services Limited or Nipuna, a wholly owned subsidiary in Secunderabad, Andhra Pradesh, India to provide various services connected with business process outsourcing. As of March 31, 2004, we had invested $4.0 million in Nipuna.

Industry Overview

         In May 2003, Gartner Dataquest forecasted that the worldwide IT services market would grow from $536.3 billion in 2002 to $727.4 billion in 2007, representing an annual compound growth rate of 6.3%. We believe the growth of this industry is driven by the following factors and trends:

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

         Emergence of a high-quality IT services industry in India. India has emerged as a destination for companies seeking to engage IT service providers in a variety of areas, including eBusiness and software design, development, integration and system maintenance. India’s National Association of Software and Service Companies, or NASSCOM estimates that export revenue generated from the software and service industry in India was approximately $12.2 billion in fiscal 2003 and is expected to reach $50.0 billion by fiscal 2008. The key factors contributing to this rapid growth include the availability of a large pool of highly skilled, English-speaking engineers and professionals, the ability to produce high quality software applications, low personnel costs relative to the United States and a time difference which permits work to be done during non-business hours in the United States and Europe.

         We believe that India ranks second only to the United States as the country with the largest population of English-speaking technical personnel. According to the NASSCOM Strategic Review 2004, educational institutions in India produce approximately 290,000 engineering students each year. Given the shortage of technical labor in the United States and other developed economies, the availability of people could be a competitive advantage for Indian IT services companies. Also, the English speaking ability of Indian technical engineers and professionals facilitates interaction with customers in the United States and Europe and is a significant advantage compared to non-English speaking countries which also offer IT services.

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

         Comprehensive range of services. We provide our customers the ability to meet all of their IT needs from one service provider. Our understanding of both existing systems and new technologies allows us to assist our customers in the management and maintenance of established systems and the development and integration of new technologies. We also help them understand their IT needs and work with them to develop an appropriate strategy to address these needs.

         Global delivery model. We provide our services through our offshore centers located in India, our offsite centers located in the United States, United Kingdom, Japan, Dubai, Australia, Singapore, Malaysia, and other countries and onsite teams operating on our customers’ premises. Through this global network, we can provide a flexible delivery mix that is tailored to meet our customers’ specific needs. In addition, our global network of centers allow us to service our customers on a 24-hour basis and thereby shorten the time required to complete projects. Our onsite teams and offsite centers allow us to respond quickly to customer requests, to interact closely with the customer to develop IT services where the customers’ specifications are not clearly defined and to market services tailored to meet the needs of specific geographic markets.

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

         Adherence to high quality standards. We have a large pool of highly trained technical associates that allows us to provide high quality services tailored to meet our customers’ needs. As of March 31, 2004, 49% of our technical associates had bachelors degrees in engineering, and 51% had masters degrees in engineering, technology or computer applications and bachelors degrees in science and others. Each new technical associate must participate in a three to six-month software engineering training program and all technical associates are expected to undertake between 40 and 80 hours per year of development training. In addition, we have implemented strict quality control programs which form an integral part of our project management methodology to ensure we provide high quality services to our customers. We have a company-wide quality management system which satisfies the ISO 9001 TickIT and received a level five assessment under the SEI-CMM standards. Among other things, our system involves a rigorous review of software development processes, testing of all work, measurement and analysis of key quality metrics and regular internal quality audits. Our adherence to this system ensures that our customers receive timely delivery of consistent and high-quality services.

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

         Leveraging our existing customer base. Our goal is to build long-term stable business relationships with our customers to generate consistent revenues. With our existing customers, we plan to continue to expand the scope and range of the services we provide by extending our capabilities into new and emerging technologies and by understanding our customers’ businesses. In fiscal 2004 and fiscal 2003, we generated 84.0% and 84.0%, respectively, of our IT services revenues (excluding inter-segment revenues) from customers who were customers in the prior year. To further strengthen our relationships and broaden the scope and range of the services we provide to existing customers, our senior corporate executives have specific relationship management responsibilities for our largest customers. In fiscal 2003, we appointed approximately 30 relationship managers to further our relations with our major customers.

         Expanding our presence in existing markets and penetrating new geographic markets. We plan to expand our presence in our existing markets and to establish a presence in new geographic markets throughout Europe and the Asia-Pacific region. We intend to accomplish this by leveraging our existing global customer base to serve them in other geographic locations. In fiscal 2003, we opened additional sales and marketing offices in Europe, the Asia-Pacific region and Canada and offsite centers in Australia, China and Malaysia to help us gain better access to new customers. We also plan to continue to hire local employees to staff and manage our offsite centers. We believe that the use of locally hired technical associates and managers working from offsite centers will enable us to increase our share of the local market and compete more effectively with local IT service providers.

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

         Offshore centers. We typically assign a team of technical associates to visit a customer’s premises and determine the scope and requirements of a particular project. Some members of the initial team remain onsite to facilitate direct liaison with the customer, while others return to India to establish and supervise a larger project team of suitably qualified technical associates to implement the project. Typically 20% of a project team will be on site depending on the nature and complexity of the project. Projects completed in our offshore centers in India contributed 43.9% and 47.0% to our IT services revenues in fiscal 2004 and fiscal 2003, respectively.

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

         Offsite centers. We believe that a key success factor in meeting our customers’ needs is our physical presence near the customer. Accordingly, we have expanded and improved the offshore development model by establishing offsite centers in our major markets. In the United States, we currently operate offsite centers located in Atlanta, Georgia; Chicago, Illinois; Parsippany, New Jersey; and Santa Clara, California. Outside of the United States, we have offsite centers located in Tokyo, Japan; Basingstoke, U.K.; Singapore; Sydney, Australia; Dubai, Malaysia and other countries. We believe our offsite centers allow us to respond quickly to customer requests, to interact closely with the customer to develop IT services where the customer’s specifications are not clearly defined and to market services tailored to meet the needs of specific geographic markets. In addition, we staff our offsite centers with locally-hired managers, marketers and technical associates which we believe enable us to compete more effectively with local IT service providers.

         Onsite teams. Some customers require the presence of our project teams at their premises, particularly for mission critical or high-end projects. The customer’s team and our project team collaborate to develop IT services that meet the customer’s specifications.

         Projects completed at onsite and offsite centers contributed 56.1% of our IT services revenues in fiscal 2004 and 53.0% in fiscal 2003.

         As of March 31, 2004, 3,456 of our technical associates worked in our customers’ premises and offsite centers compared to 2,386 as of March 31, 2003.

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

         Our global Business Continuity Center in Singapore is designed to ensure that our clients receive seamless and uninterrupted support in case we are unable to provide our services from India or elsewhere and equips us with an alternate site for our critical projects when required. We are the first major Indian software company to establish such operations in Singapore. We chose Singapore as the site for this center based on its excellent connectivity to the rest of the world, low risk profile and new visa scheme to facilitate disaster recovery and business continuity operations.

         Our multiple international locations provide us with numerous options for alternate sites in any eventuality. Our business continuity plans, backed by redundant network connectivity and replication/back-up facilities, are intended to ensure a high level of preparedness.

         During fiscal 2003, we launched a new initiative known as ORBIT 5 (Organizational and Business Transformation), aimed at transforming the efficiency of our processes to deliver a higher standard and service.

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

Customers

         We market our services primarily to companies in the United States, Europe, the Middle East and the Asia-Pacific region. Our strategy is to seek new customers and at the same time secure additional engagements from existing customers by providing high quality services and by being responsive to customer needs. The strength of our relationships has resulted in significant recurring revenue from existing customers. We generated $ 474.8 million, $385.0 million and $348.4 million in IT services revenues in fiscal 2004, fiscal 2003 and fiscal 2002 respectively, from customers who were customers in the prior fiscal year. We also derive a significant proportion of our IT services revenues from a limited number of customers. Our largest customer, General Electric Company and its affiliates, accounted for 14.3%, 16.2% and 18.3%, of our IT services revenues (excluding inter-segment revenues) and 14.3%, 16.1% and 18.3%, of our total revenues in fiscal 2004, fiscal 2003 and fiscal 2002 respectively. During the same periods, our second largest customer, accounted for 9.9%, 8.7% and 6.9% respectively, of our IT services revenues (excluding inter-segment revenues) and 9.9%, 8.7% and 6.9% respectively, of our total revenues. Our five largest customers accounted for 36.5%, 38.4% and 38.5% of our IT services revenues (excluding inter-segment revenues) and 36.4%, 38.4% and 38.4% of our total revenues in fiscal 2004, fiscal 2003 and fiscal 2002 respectively.

Sales and Marketing

         We sell and market our services through 22 sales and marketing offices spread across the globe. We target our efforts towards Fortune 500 & Global 1000 corporations. Our sales efforts are complemented by our marketing team, which assists in brand building, Alliance management and other corporate level marketing efforts. Our sales efforts are largely decentralized and conducted within each of our business segments. As of March 31, 2004, we had 199 sales (including pre-sale, support) and marketing employees.

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

         We have not experienced any significant downtime in our communications network during the past three years. To help minimize the likelihood of downtime in our voice and data communications network, we have built redundancy and alternative pathways into our network. For example, most of our communications take place over international links. Each office that has its own international link also has a inter-city link to another nearby office, which provides an alternative pathway for international communications if the office’s own international link breaks down. We have also provided ISDN links as a back-up for the intra-city links.

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

Premises and Equipment

         Our corporate headquarters, the Satyam Technology Center, is located in Hyderabad, India. We own this facility, which provides a modern workspace for approximately 1,400 software engineers in two buildings covering an aggregate area of approximately 209,300 square feet, which are linked to our other facilities through our SatyamNet. The Satyam Technology Center also has recreational facilities and housing for up to 500 associates and covers an area of approximately 153,000 square feet. The State of art Auditorium / Convention center with 250 seat capacity, first of its kind in South India, has been constructed at our Satyam Technology Center to host meetings with large number of participants, gatherings and for live interactive sessions.

         We have additional software technology centers located in Bangalore, Bhubaneshwar, Chennai, Hyderabad and Pune, with facilities aggregating approximately 885,500 square feet. We own the facilities in Bhubaneshwar and lease our other facilities with terms ranging from six years to nine years. Each facility is equipped with computers, servers, telecommunications lines and back-up electricity generation facilities sufficient to ensure an uninterrupted power supply.

         During the fiscal 2004, we constructed a new facility with a built up area of 1,00,000 square feet on our own 23 acre campus located in Electronic City, Phase II Bangalore, India.

         In addition to the offshore centers in India, we operate offsite centers in major markets to establish a local presence closer to our customers.

Research and Development

         Our research and development efforts are focused on development services required by our existing customers or as needed to attract new customers. As of March 31, 2004, we employed 41 associates dedicated to our research and development activities. In addition, a number of our management and other operational personnel are also involved in research and development activities. We expect to continue to invest some of our resources in research and development. We have spent approximately $ 633 thousand in fiscal 2004, $1.4 million in fiscal 2003, $2.2 million in fiscal 2002 on company-sponsored research and development activities.

Intellectual Property

         Ownership of software and associated deliverables created for customers is generally retained by or assigned to the customer, and we do not usually retain an interest in such software or deliverables. We also develop software products and software tools which are licensed to customers and remain our property. We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret, patent and trademark laws to protect our proprietary rights in technology. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our proprietary information. The source code for our proprietary software is generally protected as trade secrets and as unpublished copyright works. We have applied for the registration of “Satyam” as trademarks in India and United States. We generally apply for trademarks and service marks to identify our various service and product offerings. Although we believe that our services and products do not infringe the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future.

Seasonality

         Our IT services business is not affected by seasonality.

Government Regulation

         Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991. Further, there are restrictive parts of Indian law that effect our business, including the fact that we are generally required to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. Finally, the conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

         Please see “Item 10. Additional Information”, as well as “Item 3. Key Information — Risk Factors” for additional information on the effects of governmental regulation of our business.

BPO Services

         On June 05, 2002, we formed Nipuna Services Limited or Nipuna, a wholly-owned subsidiary in Secunderabad, Andhra Pradesh, India to provide various services connected with business process outsourcing. As of March 31, 2004, we had invested $4.0 million in Nipuna.

         Nipuna completed its first full year of operations with 10 active customers. At present, Nipuna is offering support in the areas of production back office, health care insurance, IT help desk, finance and accounts, customer contact and data management. Nipuna had 503 employees as of March 31, 2004. Nipuna’s Hyderabad facility is capable of hosting 550 employees, and an additional facility in Bangalore capable of hosting 350 employees will be operational in fiscal 2005. Nipuna reported revenue of US$2.4 million in fiscal 2004.

         In October 2003, Nipuna issued 45,669,999 0.05% convertible redeemable cumulative preference shares of par value Rs 10 ($0.22) per share to each of Olympus Capital and Intel Capital at an issue price of $0.22 per share, in exchange for an aggregate consideration of $10 million. A similar amount will be invested in the second phase, making a total investment of US$20 million. These preference shares are to be mandatory converted / redeemed into equity shares on or before June 2007 based on certain provisions in the agreement relating to revenues and profits earned up to March 31, 2006. If not converted or early converted at the option of the investors based on certain triggering events, these convertible preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% per annum.

         The investors are entitled to receive dividends from the preference shares at the rate of 0.05% per cent per annum. The dividend on the preference shares for the period ended March 31, 2004 is payable.

         We have guaranteed payment of all sums payable by Nipuna to the investors on redemption of the preference shares. Further, we are required to subscribe to Convertible Debentures amounting to US$20 million based on certain provisions in the agreement. These convertible debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at the time of issuance and are convertible upon the election of Nipuna into Ordinary Shares at any time.

         Satyam Computer Services, Nipuna and the two investors have also entered into a Warrant Agreement whereby Nipuna agrees to issue to the investors warrants in consideration of and based upon the referral revenues received by Nipuna or its subsidiaries at any time during the period commencing from the date of initial closing and ending in June 2007 from business referred to Nipuna or its subsidiaries by an Investor or its Affiliates. The investors have rights to purchase from Nipuna Ordinary Shares which, upon issuance, would constitute 7.5% of the then outstanding equity share capital of the Company on a fully diluted basis during the exercise period at the price per share then in effect.

Software Products

         Through our wholly owned subsidiary in the United States, VisionCompass Inc., or VCI, we developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. Following our decision to discontinue the operations of VisionCompass so as to focus on our core business of IT services, VCI was formally dissolved on March 24, 2004.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see "Item 3.-Risk Factors.”

Restatement of Previously Reported Amounts

         Satyam has restated beginning shareholder’s equity as of March 31, 2001 and shareholder’s equity and net income as of and for the years ended March 31, 2003 and 2002, to reflect the impact on deferred tax liabilities and income taxes of Satyam’s equity in the losses of Sify. Such impact was not previously recognized. Satyam recognized a deferred tax liability of US$ 36.92 million as at March 31, 2001 for the outside basis difference between the book carrying value and tax basis of its investment in Sify. This outside basis difference was generated from the increase in the book carrying value of Satyam’s investment in Sify resulting from Sify’s issuance of its shares to third parties. In subsequent periods, Satyam recognized its equity in the losses of Sify as a reduction in the book carrying value of its investment and as a charge to the income statement. However, Satyam did not recognize the tax benefit resulting from the decrease in the outside basis difference deferred tax liability.

         The effects of these adjustments are as follows:

	As at March 31,
	2003	2002	2001
	($ in thousands)
Shareholder’s equity as previously reported	$460,668	$369,842	$194,695
Reduction in deferred tax liabilities	27,048	24,522	8,057

Shareholder’s equity as restated	$487,716	$394,364	$202,752

	For the year ended March 31,
	2003	2002
	($ in thousands)
Net income as previously reported	$79,772	$25,892
Income tax benefit	2,526	16,645

Net income as restated	$82,298	$42,357

         The significant effects of this restatement are disclosed in Note 22 to the accompanying financial statements and in Item 3 — Selected Financial Data.

Overview

         We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during our fiscal year ended March 31, 2004. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, engineering design services, and business process outsourcing, or BPO. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate e-Business initiatives. Our total revenues increased by 23.3% to $566.4 million in fiscal 2004 from $459.2 million in fiscal 2003 and 10.8% to $459.2 million in fiscal 2003 from $414.5 million in fiscal 2002. Our reportable operating segments are divided into IT services, BPO and software products.

         On June 5, 2002, we formed a wholly-owned subsidiary, Nipuna Services Limited, or Nipuna, to provide various services connected with business process outsourcing.

         We own 100% of the outstanding stock of VisionCompass Inc., or VCI, which had developed and marketed our software product, VisionCompass. However, keeping in view the business and economic conditions, the relative size and managerial time, we decided to discontinue the operations of VisionCompass so as to focus on our core business of IT services. VCI was formally dissolved on March 24, 2004. We have applied for one patent in the United States related to VisionCompass which we intend to pursue despite closure of VCI operations as this product remains in use by customers. VisionCompass shall be continued to be marketed by Satyam.

Consolidation of Subsidiaries

         As of March 31, 2004, we had invested $28.0 million in VCI and $16.3 million in five of our other subsidiaries. Since its inception in January 1999 VCI incurred significant operating losses and negative cash flows. As of March 31, 2004 the cumulative net losses incurred were $27.5 million by VCI and $17.6 million by our other five subsidiaries. The results of VCI and our other subsidiaries are reflected in our consolidated audited financial statements under U.S. GAAP.

Satyam Manufacturing Technologies, Inc.

         On March 28, 2003, we acquired Northrop Grumman’s 24% interest in Satyam Manufacturing Technologies Inc., or SMTI and SMTI became our 100% owned subsidiary. We issued Northrop Grumman a non interest bearing unsecured promissory note with a principal amount of $3.5 million payable in four quarterly installments from April 01, 2003 to January 01, 2004 in payment of the purchase price. The amount was fully paid during fiscal 2004.

Our Investment in Associated Companies

         Our investments in business entities in which we do not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.

         The following table gives details regarding our percentage holding, carrying value and share of earnings / (losses) of our associated companies for the years ended March 31, 2004 and 2003.

	2004			2003
		Share of			Share of
		earnings/			earnings/
		(losses)	Carrying		(losses)	Carrying
Name of associated		during	value as at		during	value as at
company	% holding	the year	year end	% holding	the year	year end
			($ millions)		($ millions)
Sify*	32.0	$(2.2)	$22.3	37.2	$(1.3)	$27.1
Satyam Venture	50.0	0.0	1.2	50.0	0.2	1.2
CA Satyam	50.0	(0.4)	0.8	50.0	(0.1)	1.3
Satyam GE	—	—	—	—	0.3	—
Cricinfo**	—	—	—	—	(2.0)	—
Refco-Sify**	—	—	—	—	(0.3)	—
Placements.com**	—	—	—	—	(0.1)	—

Total		$(2.6)	$24.3		$(3.3)	$29.6

*	Sify accounted using the equity method from December 10, 2002. Share of losses for the period from December 10, 2002 to March 31, 2003

**	Associated companies of Sify. Share of losses for the period April 01, 2002 to December 09, 2002. Subsequently included in share of losses of Sify.

Sify

         We continue to be the single largest shareholder of Sify, which provides Internet services in India, even though our ownership interest in Sify was reduced from 37.2% as at March 31, 2003 to 32.0% as at March 31, 2004.

         The holding in Sify reduced from 37.2% as at March 31, 2003 to 35.0% as at July 31, 2003 due to Sify’s private placements to Softbank Asia Infrastructure Fund, or SAIF, and VentureTech Solutions Private Ltd, or VentureTech, in December 2002, May 2003 and July 2003. Subsequent to December 9, 2002, we have accounted for our interest in Sify under the equity method of accounting, as we no longer hold a controlling interest in Sify. We are under no future obligation to provide additional funds to Sify and would be unwilling to do so.

         On June 23, 2003, Sify’s shareholders approved sponsoring the sale of its 4,600,200 unlisted Indian equity shares through a secondary issue of Sify’s American Depository Shares, or ADS. In September 2003, we sold 1,000,000 Indian equity shares out of our total holding of 12,182,600 Indian equity shares in Sify at a sale price of $4.40 (Rs.198.90) per share as determined by Sify based on the recommendation of the lead manager to the sponsored ADS program. The difference between the carrying value of the investment in Sify as of September 30, 2003 and the sale proceeds amounting to US$2.6 millon has been accounted for as a gain during the year ended March 31, 2004 in the statement of operations. As are result of this transaction, our ownership interest in Sify was reduced from 35.0% to its current level of 32.0%.

Satyam Venture

         On October 28, 2000, we entered into an agreement with Venture Industries to form an equally held joint venture company Satyam Venture Engineering Services Private Limited or Satyam Venture. We hold 50% of Satyam Venture and have invested $0.8 million for our share in the joint venture. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industry worldwide.

CA Satyam

         On December 29, 2000, we entered into an agreement with Computer Associates International, Inc. to form an equally held joint venture company, CA Satyam ASP Private Limited or CA Satyam. We hold 50% of CA Satyam. As per the agreement, both we and Computer Associates have invested $1.5 million each in the joint venture. CA Satyam is engaged in providing a portfolio of information and knowledge management solutions that are intended to enhance employee productivity and organizational agility.

Satyam GE

         On June 30, 2002, we completed the transfer of 50% of the shares of Satyam GE Software Services Private Limited, or Satyam GE, to GE Pacific (Mauritius) Limited, or GEPL for a consideration of approximately $4.0 million. Our interest in Satyam GE was accounted for using the equity method until June 30, 2002. During fiscal 2003, we recorded a gain of $830 thousand in the statement of operations for Satyam GE, the excess of consideration received for the share sale over the carrying value as of June 30, 2002.

Deferred Stock-based Compensation

         We have 3 associate stock option plans: our Associated Stock Option Plan, or ASOP, established in May 1998; our Associated Stock Option Plan B, or ASOP B, established in May 1999; and our Associated Stock Option Plan ADS, or ASOP ADS, established in May 1999.

ASOP

         The aspects of the ASOP differ significantly from typical U.S. stock option plans. We established a controlled associate welfare trust called the Satyam Associate Trust, to administer the ASOP, and issued warrants to purchase 13.0 million equity shares of Satyam Computer Services. To give our associates the benefit of our stock split in September 1999, the Trust exercised its warrants to acquire our shares before the split using the proceeds from bank loans. The Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for issuance by the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, employees have 30 days in which to exercise their warrants. Each warrant issued by the Trust currently entitles the associate holding the warrant to purchase 10 equity shares of our company at a price of Rs.450 ($10.4), plus an interest component associated with the loan the Trust assumed, for the conversion of the warrants it held. The interest component is computed based on a fixed vesting period and a fixed interest rate. This exercise price has been substantially below the market price of our shares at the time the warrants have been granted by the Trust. Neither we nor the Trust may increase the exercise price of the warrants.

         We account for the ASOP as a fixed plan in accordance with Accounting Principles Board Opinion No. 25. Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be treated as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in fiscal 2004, 2003 and 2002, we recognized deferred stock-based compensation of $776 thousand, $1.7 million and $1.2 million, and $1.6 million, $3 million and $10.5 million was amortized and charged to earnings, respectively. As of March 31, 2004, warrants (net of forfeited and cancelled) to purchase 11,370,520 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 11,312,320 equity shares have been exercised. As of March 31, 2004, the Trust held warrants to purchase 1,629,480 equity shares that had not yet been granted to associates pursuant to the ASOP but are expected to be granted in the future. Under current accounting rules, we expect to recognize amortization of deferred stock-based compensation expense in respect of our ASOP in the approximate amounts of $6.1 million in fiscal 2005 and $0.6 million in fiscal 2006 based on the price of our equity shares on March 31, 2004 and in connection with both granted and ungranted warrants on such date. Depending on the market value of our equity shares on the dates future grants are made, amortization of deferred stock-based compensation expense with respect to ungranted warrants may cause the expected amounts to change.

ASOP B

         The ASOP B is substantially similar to the ASOP and is administered by a committee of our board of directors. The Securities and Exchange Board of India, or SEBI, guidelines state the exercise price as “the average of the two weeks high and low price of the share preceding the date of grant of option on the stock exchange on which the shares of the company are listed”. However as per our special resolution in the last AGM, we opted for higher of the following, a) the closing price of the shares on the date of the meeting of the Compensation Committee convened to grant the stock options, on the stock exchange where highest volumes are traded; or b) the average of the two weeks high and low price of the share preceding the date of grant of option on the stock exchange on which the shares of the company are listed.. Under U.S. GAAP, in fiscal 2004, fiscal 2003 and fiscal 2002, we recognized deferred stock-based compensation of $(14) thousand, $(11)

thousand and $6 thousand and $27 thousand, $58 thousand and $68 thousand was amortized and charged to earnings, respectively. As of March 31, 2004, options (net of forfeited and cancelled) to purchase 18,932,219 equity shares have been granted to associates under this plan and warrants to purchase 1,421,738 equity shares have been exercised. We expect to recognize amortization of deferred stock-based compensation expense in respect of these granted options in the approximate amounts of $1.2 thousand in fiscal 2005 and $nil in fiscal 2006. Under current accounting rules, we expect that the exercise prices of options granted in the future under the ASOP B will generally be not less than the fair market value of the underlying shares and therefore we do not expect to incur significant compensation expense. We also account for the ASOP B as a fixed option plan.

ASOP ADS

         Under ASOP ADS, we periodically issue grants to eligible associates to purchase ADSs. As of March 31, 2004, warrants (net of forfeited and cancelled) for 1,326,418 ADSs representing 2,652,836 equity shares have been granted to associates under the ASOP ADS, and warrants to purchase 144,986 ADSs representing 289,972 equity shares have been exercised. The warrants issued under ASOP ADS could be at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant. We account for the ASOP ADS as a fixed option plan. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value of the underlying ADSs and therefore we do not expect to incur compensation expense with respect to those future grants under current accounting rules.

         On March 31, 2004, the Financial Accounting Standards Board (FASB or the “Board”) issued an exposure draft (the “ED”) entitled Share-Based Payment. If the ED is adopted by the Board, the final standard will eliminate the guidance of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and amend FASB Statement No. 123, Accounting for Stock Based Compensation (“FAS 123”) and FASB Statement No. 95, Statement of Cash Flows (“FAS 95”). The ED requires that all public companies report share-based compensation expense at the grant date fair value of the related share-based awards. If this requirement goes into effect, it will represent a significant change in practice of accounting for deferred stock based compensation for the company.

Revenues

         Our revenues are generated from professional services fees and product development provided through three segments, IT services, BPO and software products. Management evaluates performance based on stand-alone revenues and net income for these segments.

         Up to March 31, 2003, Satyam provided segmental disclosures based on three business groups: IT services, internet services and software products. Pursuant to the above change in the operating segments, figures for our internet services segment for fiscal 2003 and fiscal 2002 have been included in IT service segment.

         Currently our executive management evaluates Satyam’s operating segments based on the following three-business groups:

•	IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance, engineering design services and internet services. We provide our customers the ability to meet all of their information technology needs from one service provider. Our e-Business services include designing, developing integrating and maintaining Internet-based applications, such as e-Commerce websites and implementing packaged software applications such as customer or supply chain management software applications. We also assist our customers to make their existing computing systems accessible over the Internet. We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on the customers’ premises.

•	BPO, providing services covering human resources, finance & accounting, customer contact (voice, mail and chat), and transaction processing (industry-specific offerings). We provide outsourcing solutions to varied industries like insurance and healthcare, banking and financial services, transportation and tourism, manufacturing and automotive, telecom and media, energy and utilities and retail.

•	Software products. Through VCI, we developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. On April 24, 2003, we decided to discontinue VCI’s operations and focus on our core business of providing IT services. VC was formally dissolved on March 24, 2004.

         The following table sets forth the total revenues for our three business segments for the years ended March 31, 2004, 2003, and 2002 (in millions, except percentages):

	2004		2003		2002
Segment	Amount	%	Amount	%	Amount	%
IT Services	565.4	99.6%	458.3	99.8%	413.9	99.8%
BPO	2.4	0.4	—	—	—	—
Software Products	0.1	0.0	1.1	0.2	0.9	0.2

Total	567.9	100.0%	$459.4	100.0%	$414.8	100.0%

         Our total revenues increased by 23.6% to $567.9 million in fiscal 2004 from $459.4 million in fiscal 2003 and 10.8% to $459.4 million in fiscal 2003 from $414.8 million in fiscal 2002. Our top two customers accounted for 24.2% of our revenues in fiscal 2004 down from 24.9% of our revenues in fiscal 2003. Additionally, our top 5 customers accounted for 36.4% of our revenues in fiscal 2004 as compared to 38.4% in fiscal 2003. Our worldwide technical headcount increased to 13,450 as of March 31, 2004 compared to 9,086 as of March 31, 2003, while the number of our technical associates offshore increased by 3,294 and technical associates onsite increased by 1,070 during this period.

IT services

         Our IT services revenues (excluding inter-segment revenues) represented 99.8%, 99.8% and 99.9% of our total revenues in fiscal 2004, 2003 and 2002 respectively. These revenues increased by 23.3% to $565.0 million in fiscal 2004 from $458.3 million in fiscal 2003 and 10.7% to $458.3 million in fiscal 2003 from $413.9 million in fiscal 2002. This growth of $106.7 million in revenue during fiscal 2004 was primarily the result of an increase in business from existing customers and the generation of new business from new customers. We added 108 and 100 customers during the year including 20 and 23 from the Fortune 500 list during the fiscal 2004 and 2003 respectively.

BPO

         Nipuna, which commenced its operations in June 2002, generated revenues of $2.4 million in fiscal 2004 of which $1.1 million was from inter-segment revenues. Nipuna had 503 employees as on March 31, 2004.

Software products

         Revenues from software products to date have been immaterial.

Expenses

         Cost of revenues. Cost of revenues increased by 24.8% to $343.6 million in fiscal 2004 from $275.2 million in fiscal 2003. Cost of revenues represented 60.7% of revenues in fiscal 2004 and 59.9% in fiscal 2003. Inter-segment cost of revenues were $1.4 million in fiscal 2004 as compared to $nil in fiscal 2003 and have not been allocated to the individual components that make up cost of revenues.

         The increase in cost of revenues by $68.4 million to $343.6 million in fiscal 2004 from $275.2 million in fiscal 2003 was attributable primarily to increases in associate compensation and benefits expenses and traveling expenses. Associate compensation and benefit expenses increased 36.2% to $256.0 million or 45.2% of revenue in fiscal 2004 from $187.9 million in fiscal 2003. The increase in the associate compensation and benefits is due to: (1) increase in the total number of technical associates by 4,364 to 13,450 in fiscal 2004 from 9,086 in fiscal 2003; (2) increase in number of onsite technical associates by 1,070 to 3,456 in fiscal 2004 from 2,386 in fiscal 2003 for which we pay a higher compensation; and (3) On account of salary increments (approximately 17%) given to associates during the year.. Traveling expenses increased 22.9% to $31.7 or 5.6% of revenue in fiscal 2004 from $25.8 million in fiscal 2003. These increases were partly compensated by a decrease in deferred stock-based compensation, communication expenses and depreciation expense. Deferred stock-based compensation expense decreased by 46.5% to $0.9 million or 0.2% of revenues in fiscal 2004 from $1.6 million or 0.3% of revenues in fiscal 2003. Communication expense decreased by 60.0% to $5.1 million or 0.9% of revenues in fiscal 2004 from $12.9 million or 2.8% of revenues in fiscal 2003 on account of communication expenses of SIFY being included in fiscal 2003. Subsequent to December 09, 2002, our ownership interest in Sify was accounted using the equity method due to our reduced owner ship interest. Depreciation expense decreased by 8.8% to $20.1 million or 3.5% of revenues in fiscal 2004 from $22.1 million or 4.8% of revenues in fiscal 2003.

         Gross profit. Our gross profit was $222.8 million for fiscal 2004, representing an increase of 21.1% over gross profit of $184.0 million for fiscal 2003.As a percentage of total revenues, gross profit decreased to 39.3% for fiscal 2004 from 40.1% for fiscal 2003.This decrease was attributable to the factors as explained in the cost of revenues above.

         Selling, general and administrative expense. Selling, general and administrative expenses decreased 13.1% to $101.6 million in fiscal 2004 from $116.9 million in fiscal 2003. Selling, general and administrative expenses represented 17.9% of revenues in fiscal 2004 as compared to 25.5% of revenues in fiscal 2003. This decrease was a result primarily of decreases in traveling expenses, deferred stock-based compensation expense, depreciation expense and other expenses. These decreases were partially offset by increase in associate compensation and benefits, communication expenses and professional charges. Traveling expenses decreased 14.3% to $8.7 million or 1.5% of revenues in fiscal 2004 from $10.1 million or 2.2% of revenues in fiscal 2003. Depreciation expense decreased 70.5% to $4.1 million or 0.7% of revenues in fiscal 2004 from $13.8 million or 3.0% of revenues in fiscal 2003. The decrease is primarily due to depreciation of $9.7 million of Sify included in fiscal 2003. Subsequent to December 09, 2002, our ownership interest in Sify was accounted using the equity method due to our reduced owner ship interest.

         Operating income (loss). Our operating income was $121.1 million for fiscal 2004, representing an increase of 44.9% over the operating income of $83.6 million for fiscal 2003. As a percentage of revenues, operating income increased to 21.4% for fiscal 2004, from an operating income of 18.2% for fiscal 2003. This increase was due to (i) decrease in selling, general and administrative expense from 25.5% of revenue in fiscal 2003 to 17.9% of revenues in fiscal 2004 and (ii) impairment of other non-marketable investments of 0.7% of revenues during fiscal 2003. This increase was partially offset by increase in cost of revenue from 59.9% of revenues in fiscal 2003 to 60.7% of revenues in fiscal 2004 and due to reversal of put option charge in fiscal 2003 which was 4.3% of revenue in fiscal 2003.

         Interest income. Interest income increased to $20.3 million in fiscal 2004 from $7.2 million in fiscal 2003. This increase in interest was due to (i) increase in bank deposits from $268.5 million at the end of fiscal 2003 to $338.5 million at the end of fiscal 2004 and (ii) transfer of deposits placed in overseas banks to Indian banks yielding higher interest.

         Net income. Our net income was $111.9 million for fiscal 2004, representing an increase of 35.9% over net income of $82.3 million for fiscal 2003. As a percentage of total revenues, net income increased to 19.7% for fiscal 2004 from 18% for fiscal 2003. This was primarily due to increase in operating income and increase in interest income. Operating income increased from $83.6 million or 18.2% of revenue in fiscal 2003 to $121.1 million or 21.4% of revenue in fiscal 2004. Interest income increased from $7.2 million or 1.6% of revenue in fiscal 2003 to $20.3 million or 3.6% of revenue in fiscal 2004. These increases were offset by decrease in minority interest in losses of subsidiaries and increase in income tax expense. Minority interest in losses of subsidiaries decreased from $11.1 million or 2.4% of revenue in fiscal 2003 to $nil in fiscal 2004. Income tax expense increased from $9.7 million or 2.1% of revenue in fiscal 2003 to $22.5 million or 4.0% of revenue in fiscal 2004. This increase in income tax expense was primarily due to increase in tax of $8.9 million on income from United States.

Foreign Currency Transactions / Translation

         In fiscal 2004 and fiscal 2003, 84.5% and 81.2%, respectively, of our total revenues were generated in U.S. dollars. A significant amount of our expenses were incurred in Indian Rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, the Japanese yen, U.S. dollars,

Sterling pounds and Singapore dollars are the functional currencies of our foreign subsidiaries located in Japan, the U.S., the U.K. and Singapore, respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders’ equity.

Risk management policy

         Our functional currency is the Indian Rupee, although we transact a major portion of our business in US dollars and accordingly face foreign currency exposure through our sales in the United States. Accordingly, we are exposed to substantial risk on account of adverse currency movements in global foreign exchange markets. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future.

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

         We purchase forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. We enter into forward foreign exchange contracts where the counter party is generally a bank. We consider the risks of non-performance by the counter party as non-material. These foreign forward exchange contracts mature between one and nine months. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings.

         The following table gives details in respect of Satyam’s outstanding foreign exchange forward contracts:

	As of March 31,
	2004	2003
	(in thousands)
Aggregate Contracted Principal amounts of Forward exchange contracts (sell)	$44,500	$4,000
Gains on outstanding foreign exchange forward contracts	435	43

         We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be affected to the extent the rupee appreciates/depreciates against the U.S. dollar. The average exchange rate of rupee to US dollar for fiscal 2004 was 45.95 against 48.42 for fiscal 2003. At the end of fiscal 2004, rupee appreciated to 43.40 against 47.53 at the end of fiscal 2003. As a result, loss on foreign exchange transactions was $ 8.9 million in fiscal 2004 as compared to a loss of $4.8 million in fiscal 2003.

         As of May 31, 2004, we had outstanding foreign exchange contracts worth $108.8 million with maturity dates over next ten months to cover the risks of dollar to Rupee fluctuations.

Results of Operations

         The following tables set forth selected operating data as value of revenues by segment (including inter-segment revenues) for the periods indicated:

	Year ended March 31, 2004
	IT		Software
	services	BPO	products	Consolidation	Total
	(in thousands)
Statement of Operations Data:
Revenues — external customers	$565,028	$1,293	$51	—	$566,372
Inter — segment revenue	405	1,097	72	$(1,574)	—

Total Revenues	565,433	2,390	123	(1,574)	566,372
Cost of revenues	(343,072)[1]	(1,932)	—	1,408	(343,596)

Gross profit	222,361	458	123	(166)	222,776
Operating expenses:
Selling, general and administrative expenses	(96,959)[2]	(4,513)	(321)	166	(101,627)

Total operating expenses	(96,959)	(4,513)	(321)	166	(101,627)

Operating income (loss)	125,402	(4,055)	(198)	—	121,149
Interest income	20,272	36	1	—	20,309
Interest expense	(457)	(14)	—	—	(471)
Gain on sale of shares of Sify	2,651	1	—	—	2,652
Gain/(loss) on foreign exchange transactions	(8,869)	(5)	—	—	(8,874)
Other income/(expense), net	2,369	(101)	2	—	2,270

Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies	141,368	(4,138)	(195)	—	137,035
Income taxes	(22,542)	(2)	—	—	(22,544)
Equity in earnings (losses) of associated companies, net of taxes	(2,631)	—	—	—	(2,631)

Net income (loss)	$116,195	$(4,140)	$(195)	—	$111,860

Depreciation	24,006	388	3	—	24,397
Deferred stock-based compensation	1,625	—	—	—	1,625

[1]	Inclusive of deferred stock-based compensation expenses of $853 thousand.
[2]	Inclusive of deferred stock-based compensation expenses of $772 thousand.

	Year ended March 31, 2003
	IT		Software
	services	BPO	products	Consolidation	Total
	(in thousands)
Statement of Operations Data:
Revenues — external customers	$458,336	—	$871	—	$459,207
Inter — segment revenue	—	—	253	$(253)	—

Total Revenues	458,336	—	1,124	(253)	459,207
Cost of revenues	(275,170)[3]	—	(49)	—	(275,219)

Gross profit	183,166	—	1,075	(253)	183,988
Operating expenses:
Selling, general and administrative expenses	(116,303)[4]	—	(843)	253	(116,893)
Impairment of other non marketable investments	(3,299)	—	—	—	(3,299)
Reversal of put option charge	19,843	—	—	—	19,843

Total operating expenses	(99,759)	—	(843)	253	(100,349)

Operating income	83,407	—	232	—	83,639
Interest income	7,158	—	—	—	7,158
Interest expense	(800)	—	—	—	(800)
Gain on sales of shares in Satyam GE	830	—	—	—	830
Gain/(loss) on foreign exchange transactions	(4,757)	—	—	—	(4,757)
Other income/(expense), net	(1,746)	—	—	—	(1,746)

Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies	84,092	—	232	—	84,324
Income taxes	(9,769)	—	—	—	(9,769)
Minority interest	11,082	—	—	—	11,082
Equity in earnings (losses) of associated companies, net of taxes	(3,339)	—	—	—	(3,339)

Net income (loss)	$82,066	—	$232	—	$82,298

Depreciation	$33,501	—	$75	—	$33,576
Deferred stock-based compensation	$4,521	—	—	—	$4,521

[3]	Inclusive of deferred stock-based compensation expenses of $1,591 thousand.
[4]	Inclusive of deferred stock-based compensation expenses of $2,930 thousand.

	Year ended March 31, 2002
	IT		Software
	services	BPO	products	Consolidation	Total
	(in thousands)
Statement of Operations Data:
Revenues — external customers	$413,906	—	$585	—	$414,491
Inter — segment revenue	18	—	284	$(302)	—

Total Revenues	413,924	—	869	(302)	414,491
Cost of revenues	(240,145)[5]	—	(177)	18	(240,304)

Gross profit	173,779	—	692	(310)	174,187
Operating expenses:
Selling, general and administrative expenses	(136,550)[6]	—	(3,322)	284	(139,588)
Amortization of goodwill	(16,997)	—	—	—	(16,997)
Impairment of goodwill	(81,115)	—	—	—	(81,115)

Total operating expenses	(234,662)	—	(3,322)	284	(237,700)

Operating income (loss)	(60,883)	—	(2,630)	—	(63,513)
Interest income	3,806	—	—	—	3,806
Interest expense	(2,856)	—	—	—	(2,856)
Gain on sales of shares in Sify	45,594	—	—	—	45,594
Gain/(loss) on foreign exchange transactions	10,813	—	—	—	10,813
Other income/(expense), net	1,277	—	—	—	1,277

Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies	(2,249)	—	(2,630)	—	(4,879)
Income taxes	(769)	—	—	—	(769)
Minority interest	73,406	—	—	—	73,406
Equity in earnings (losses) of associated companies, net of taxes	(25,401)	—	—	—	(25,401)

Net income (loss)	$44,987	—	$(2,630)	—	$42,357

Depreciation	$37,102	—	$384	—	$37,486
Deferred stock-based compensation	$10,794	—	—	—	$10,794

[5]	Inclusive of deferred stock-based compensation expenses of $7,212 thousand.
[6]	Inclusive of deferred stock-based compensation expenses of $3,582 thousand.

The following tables set forth selected operating data as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

	Year ended March 31, 2004
	IT		Software
	services	BPO	products	Total
Statement of Operations Data:
Revenues — external customers	99.9%	54.1%	41.5%	100.0%
Inter — segment revenue	0.1	45.9	58.5	—

Total Revenues	100.0	100.0	100.0	100.0
Cost of revenues	(60.7)[7]	(80.8)	—	(60.7)

Gross profit	39.3	19.2	100.0	39.3
Operating expenses:
Selling, general and administrative expenses	(17.1)[8]	(188.8)	(261.0)	(17.9)

Total operating expenses	(17.1)	(188.8)	(261.0)	(17.9)

Operating income (loss)	22.2	(169.6)	(161.0)	21.4
Interest income	3.6	1.5	0.8	3.6
Interest expense	(0.1)	(0.6)	—	(0.1)
Gain on sales of shares in Sify	0.5	—	—	0.5
Gain/(loss) on foreign exchange transactions	(1.6)	(0.2)	—	(1.6)
Other income/(expense), net	0.4	(4.2)	1.6	0.4

Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies	25.0	(173.1)	(158.6)	24.2
Income taxes	(4.0)	(0.1)	—	(4.0)
Equity in earnings (losses) of associated companies, net of taxes	(0.5)	—	—	—

Net income (loss)	20.5%	(173.2)%	(158.6)%	19.7%

Depreciation	4.2%	16.2%	2.4%	4.3%
Deferred stock-based compensation	0.3%	—	—	0.3%

[7]	Inclusive of deferred stock-based compensation expenses of 0.2% of IT services’ revenue.
[8]	Inclusive of deferred stock-based compensation expenses of 0.1% of IT services’ revenue.

	Year ended March 31, 2003
	IT		Software
	services	BPO	products	Total
Statement of Operations Data:
Revenues — external customers	100.0%	—	77.5%	100.0%
Inter — segment revenue	—	—	22.5	—

Total Revenues	100.0	—	100.0	100.0
Cost of revenues	(60.0)[9]	—	(4.4)	(59.9)

Gross profit	40.0	—	95.6	40.1
Operating expenses:
Selling, general and administrative expenses	(25.4)[10]	—	(75.0)	(25.5)
Impairment of other non marketable investments	(0.7)	—	—	(0.7)
Reversal of put option charge	4.3	—	—	4.3

Total operating expenses	(21.8)	—	(75.0)	(21.9)

Operating income	18.2	—	20.6	18.2
Interest income	1.6	—	—	1.6
Interest expense	(0.2)	—	—	(0.2)
Gain on sales of shares in Satyam GE	0.2	—	—	0.2
Gain/(loss) on foreign exchange transactions	(1.0)	—	—	(1.0)
Other income/(expense), net	(0.4)	—	—	(0.4)

Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies	18.4	—	20.6	18.4
Income taxes	(2.1)	—	—	(2.1)
Minority interest	2.4	—	—	2.4
Equity in earnings (losses) of associated companies, net of taxes	(0.7)	—	—	(0.7)

Net income (loss)	18.0%		20.6%	18.0%

Depreciation	7.3%	—	6.7%	7.3%
Deferred stock-based compensation	1.0%	—	0.0%	1.0%

[9]	Inclusive of deferred stock-based compensation expenses of 0.3% of IT services’ revenue.
[10]	Inclusive of deferred stock-based compensation expenses of 0.7% of IT services’ revenue.

	Year ended March 31, 2002
	IT		Software
	services	BPO	products	Total
Statement of Operations Data:
Revenues — external customers	100.0%	—	67.3%	100.0%
Inter — segment revenue	0.0	—	32.7	—

Total Revenues	100.0	—	100.0	100.0
Cost of revenues	(58.0)[11]	—	20.4	(58.0)
Gross profit	42.0	—	79.6	42.0
Operating expenses:
Selling, general and administrative expenses	33.0)[12]	—	(382.3)	(33.7)
Amortization of goodwill	(4.1)	—	—	(4.1)
Impairment of goodwill	(19.6)	—	—	(19.6)

Total operating expenses	(56.7)	—	(382.3)	(57.4)

Operating income (loss)	(14.7)	—	(302.6)	(15.3)
Interest income	0.9	—	—	0.9
Interest expense	(0.7)	—	—	(0.7)
Gain on sale of shares of Sify	11.0	—	—	11.0
Gain/(loss) on foreign exchange transactions	2.6	—	—	2.6
Other income/(expense), net	0.3	—	—	0.3

Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies	(0.6)	—	(302.6)	(1.2)
Income taxes	(0.2)	—	—	(0.2)
Minority interest	17.7	—	—	17.7
Equity in earnings (losses) of associated companies, net of taxes	(6.1)	—	—	(6.1)

Net income (loss)	10.8%	—	(302.6)%	10.2%

Depreciation	9.0%	—	44.2%	9.0%
Deferred stock-based compensation	2.6%	—	—	2.6%

[11]	Inclusive of deferred stock-based compensation expenses of 1.7% of IT services’ revenue.
[12]	Inclusive of deferred stock-based compensation expenses of 0.9% of IT services’ revenue.

Comparison of fiscal 2004 and 2003

         The following year on year comparison is based on our reportable segments.

IT Services:

         Our principal business is providing IT services and we provide our customers with the ability to meet all of their IT needs from one service provider.

Revenues

         Our IT services revenues (excluding inter-segment revenues) represented 99.8%, 99.8% and 99.9% of our total revenues in fiscal 2004, 2003 and 2002 respectively. These revenues increased by 23.3% to $565.0 million in fiscal 2004 from $458.3 million in fiscal 2003 and 10.7% to $458.3 million in fiscal 2003 from $413.9 in fiscal 2002.

         This growth of $106.7 million or 23.3% in IT services revenue fiscal 2004 was primarily the result of an increase in business from existing customers and the generation of new business from new customers. Revenues from existing customers increased 23.3% to $474.8 million in fiscal 2004 from $385.0 million in fiscal 2003. Revenues from new business increased by 23.1% to $90.2 million in fiscal 2004 from $73.3 million in fiscal 2003. We added 108 and 100 customers during the year including 20 and 23 from the Fortune 500 list during the fiscal 2004 and 2003 respectively. The revenue share of Fortune 500 customers was 60.4%, both in fiscal 2004 and 2003.

         IT services revenues and gross profits are affected by the rate at which associates are utilized. We calculate utilization rates on a monthly basis, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he works 157 hours per month. Utilization rates for IT services were 81.4% and 80.4% in fiscal 2004 and fiscal 2003, respectively. The utilization rate increased on account of new business and increase in business from existing clients.

Revenues by technology

         The following table presents our IT services revenues (excluding inter-segment revenues) by type of IT service offering (in millions, except percentages).

	2004		2003		Change 2004 over 2003
	Amount	%	Amount	%	Amount	%
Software development	$268.1	47.4%	$214.1	46.7%	$54.0	25.2%
System maintenance	132.0	23.4	108.6	23.7	23.4	21.5
Packaged software integration	144.0	25.5	94.3	20.6	49.7	52.7
Engineering design services	20.9	3.7	15.6	3.4	5.3	34.0
Internet services	—	—	25.7	5.6	(25.7)	-100.0

Total IT services	$565.0	100.0%	$458.3	100.0%	$106.7	23.3%

         During fiscal 2004, revenues from packaged software integration has shown significant growth of 52.7%, followed by engineering design services and software development, which grew by 34% and 25.2% respectively. We expect these trends to continue in the near future.

         Our ownership interest in Sify has been accounted using the equity method since December 10, 2002. As a result, revenues from internet services were Nil in fiscal 2004 as compared to $ 25.7 million in fiscal 2003.

Revenues by contract type

         The following table gives the composition of IT services revenues (excluding inter-segment revenues) by type of contract (in millions, except percentages).

	2004		2003
	Amount	%	Amount	%
Time and material basis	$386.1	68.3%	$332.2	72.5%
Fixed-price basis	178.9	31.7	126.1	27.5

Total IT services	$565.0	100.0%	$458.3	100.0%

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

         Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis increased to 68.3% from 72.5% in fiscal 2003 and revenues from fixed-price basis increased to 31.7% from 27.5% in fiscal 2003.

         The increase in fiscal 2004 for fixed bid contracts is primarily due to shift in type of contracts from time-and-material to fixed bid since based on current market trends majority of the customers prefer to enter in to fixed price contracts. We expect that revenue from fixed bid contract will continue to increase in fiscal 2005 since current market trend indicate customer preference towards fixed price contracts.

Revenues based on offshore and onsite / offsite

         The following tables gives the composition of revenues from IT services (excluding inter-segment revenues) based on the location where services are performed (in millions, except percentages).

	2004		2003
	Amount	%	Amount	%
Off shore	$248.2	43.9%	$215.2	47.0%
Onsite/off-sites	316.8	56.1	243.1	53.0

Total IT services	$565.0	100.0%	$458.3	100.0%

         We provide our IT services through our offshore centers located throughout India, through our onsite teams on customer’s premises and through our offsite centers in United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai, Germany, Canada and China.

         Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers’ premises which is related to offshore work. Offshore IT services revenues do not include revenues from offsite centers or onsite work which is not related to any offshore work.

         We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customer’s premises or at our offsite centers as compared to work performed at our offshore centers in India. Services performed by our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India.

         The onsite percentage increased as a result of new engagements during fiscal 2004, since in the early stages of new engagements we require extensive interactions with customers to understand the business scenario and create the right process and the methodology before we move the work offshore at the most appropriate time. Revenues from new customers increased by 23.1% to $90.2 million in fiscal 2004 from $73.3 million in fiscal 2003. During fiscal 2003, revenues from new customers increased by 11.9% to $73.3 million from $65.5 million in fiscal 2002.

         We have set up a Global Business Continuity Center in Singapore and a Global Solution Center in Malaysia as an integral part of our business continuity plan. With development centers spread across 15 cities across the globe, we have the ability to commence work at a number of alternate sites in case of an emergency.

Revenues based on geography

         The following table gives the composition of our revenues based on the location of our customers (in millions, except percentages).

	2004		2003
	Amount	%	Amount	%
North America	$413.9	73.3%	$335.1	73.1%
Europe	77.5	13.7	53.3	11.6
Japan	11.1	2.0	10.5	2.3
India	16.0	2.8	27.8	6.1
Rest of the World	46.5	8.2	31.6	6.9

Total	$565.0	100.0%	$458.3	100.0%

         Of the total increase of $106.7 million in revenue in fiscal 2004, $78.8 million increased in North America followed by $24.2 million in Europe. Revenue in rest of the world increased by $14.9 million and in Japan by $0.6 million. This was partly offset by a decrease in revenue in India by $11.8 million. Revenues in India included revenue from internet services of $nil in fiscal 2004 and $23.1 million in fiscal 2003. This decline in revenues in India is due to Sify ceasing to be our subsidiary w.e.f. December 10, 2002.

         Our increased business in the North America and Europe was due to new clients and additional business from existing customers. We expect that most of our revenues will be generated in North America, followed by Europe, in fiscal 2005.

         Cost of Revenues. Cost of revenues increased by 24.7% to $343.1 million in fiscal 2004 from $275.2 million in fiscal 2003. Cost of revenues represented 60.7% of IT services revenues in fiscal 2004 and 60.0% in fiscal 2003. This increase by $67.9 million was attributable primarily to increases in associate compensation and benefits expenses and traveling expenses. This increase was partially offset by decrease in depreciation expense and other expenses. Associate compensation and benefits expenses increased by 36.3% to $256.1 million, or 45.3% of revenues, in fiscal 2004 from $187.9 million, or 41% of revenues, in fiscal 2003. The increase in the associate compensation and benefits is due to: (1) increase in the total number of technical associates by 4,096 to 13,182 in fiscal 2004 from 9,086 in fiscal 2003; (2) increase in number of onsite technical associates by 1,038 to 3,444 in fiscal 2004 from 2,386 in fiscal 2003 for which we pay a higher compensation; (3) an increase of existing salaries by 17% in fiscal 2004. Traveling expenses increased 21.4% to $31.3 million, or 5.5% of revenues, in fiscal 2004 from $25.8 million, or 5.6% of revenues, in fiscal 2003. These increases were partly compensated by a decrease in deferred stock based compensation, communication expenses and depreciation expense. Deferred stock-based compensation decreased by 46.5% to $0.9 million in fiscal 2004 from $1.6 million in fiscal 2003 as a majority of options granted had a vesting date till March 2003. Communication expense decreased by 60.0% to $5.1 million or 0.9% of revenues in fiscal 2004 from $12.9 million or 2.8% of revenues in fiscal 2003 due to communication expenses of SIFY being included in fiscal 2003. Our ownership interest in Sify has been accounted using the equity method since December 10, 2002. Depreciation expense decreased 8.8% to $20.1 million, or 3.6% of revenues, in fiscal 2004 from $22.1 million, or 4.8% of revenues, in fiscal 2003.

         Selling, general and administrative expenses. Selling, general and administrative expenses decreased 16.6% to $97.0 million in fiscal 2004 from $116.3 million in fiscal 2003. Selling, general and administrative expenses represented 17.1% of revenues in fiscal 2004 and 25.4% in fiscal 2003. This decrease was attributable primarily to decrease in depreciation, traveling expenses, deferred stock-based compensation and other expenses. Depreciation decreased 73.3% to $3.7 million or 0.6% of revenue in fiscal 2004 from $13.7 million or 3.0% of revenue in fiscal 2003. The decrease is primarily due to depreciation of $9.7 million included in fiscal 2003, pertaining to Sify’s assets up to December 9, 2002 after which ceased it to be our subsidiary. Traveling expenses decreased 18.2% to $8.3 million or 1.5% of revenue in fiscal 2004 from $10.1 million or 2.2% of revenue in fiscal 2003. Deferred stock-based compensation expense decreased 73.7% to $0.8 million or 0.1% of revenue in fiscal 2004 from $2.9 million or 0.6% of revenue in fiscal 2003. Other expenses primarily comprised of rent, power and fuel, repairs and maintenance and training and development. Other expenses decreased 14% to $34.5 million or 6.1% of revenue in fiscal 2004 from $40.2 million or 8.8% of revenue in fiscal 2003. This decrease was partially offset by increase in marketing expense by 12.7% to $10.3 million in fiscal 2004 from $9.2 million.

         Operating income (loss). Our operating income was $125.4 million for fiscal 2004, representing an increase of 50.3% over the operating income of $83.4 million for fiscal 2003. As a percentage of revenues, operating income increased to 22.2% for fiscal 2004, from 18.2% for fiscal 2003. This increase was due to (i) decrease in selling, general and administrative expense from 25.4% of revenue in fiscal 2003 to 17.1% of revenues in fiscal 2004 and (ii) impairment of other non-marketable investments of $3.3 million or 0.7% of revenues during fiscal 2003. This increase was partially offset by increase in cost of revenue from 60.0% of revenues in fiscal 2003 to 60.7% of revenues in fiscal 2004 and due to reversal of put option charge in fiscal 2003 which was $19.8 million or 4.3% of revenue in fiscal 2003.

         Interest income. Interest income increased to $20.3 million in fiscal 2004 from $7.2 million in fiscal 2003.This increase in interest was due to (i) increase in bank deposits from $268.5 million at the end of fiscal 2003 to $338.5 million at the end of fiscal 2004 and (ii) transfer of deposits placed in overseas banks to Indian banks yielding higher interest.

         Gain on sale of shares in Sify. In September 2003, we sold 1,000,000 of our 12,182,600 Sify equity shares through Sify’s sponsored ADS program. The sale transaction was privately negotiated and closed at a sale price of $4.35 (Rs.198.9) per share.The difference between the carrying value of the investment in Sify as of September 30, 2003 and the sales proceeds amounting to $2.6 million has been accounted for as a gain during the year ended March 31, 2004, in the statement of operations.

         Gain/(loss) on foreign exchange transactions. In fiscal 2004 and fiscal 2003, 84.5% and 80.6%, respectively, of our revenues were generated in U.S. dollars. The average exchange rate of rupee to US dollar for fiscal 2004 was 45.23 against 45.8 for fiscal 2003. As at March 31, 2004, the rupee appreciated to 43.40 to $1.00 against 47.53 as at March 31, 2003. On account of rupee appreciation, our loss on foreign exchange transactions was $8.9 million in fiscal 2004 as compared to a gain of $4.8 million in fiscal 2003.

         Other income/ (expenses), net. Other income increased to $2.4 million in fiscal 2004 as compared to other expense of $1.7 million in fiscal 2003. This increase in other income was primarily due to increase in gains on forward exchange contracts to $2.4 million in fiscal 2004 from $56 thousand in fiscal 2003.

         Income taxes. Income taxes were $22.5 million in fiscal 2004 as compared to $9.8 million in fiscal 2003. This increase in income taxes is primarily due to increase in income taxable in United States.

         Minority Interest. Minority interest in losses of subsidiaries decreased to $nil in fiscal 2004 from $11.1 million in fiscal 2003. This is primarily because our ownership interest in SIFY has been accounted using the equity method since December 10, 2002..

         Equity in earnings (losses) of associated companies. Equity losses of associated companies were $2.6 million in fiscal 2004 as compared to $3.3 million in fiscal 2003. This decrease was primarily due to reduced holding in Sify from 37.2% as at March 31, 2003 to 32.0% as at March 31, 2004.

         Net income. Our net income was $116.2 million for fiscal 2004, representing an increase of 41.6% over net income of $82.1 million for fiscal 2003. As a percentage of total revenues, net income increased to 20.5% for fiscal 2004 from 18.0% for fiscal 2003. This increase in net income was primarily due to decrease in selling, general and administration expenses from 40.0% of revenue in fiscal 2003 to 39.3% of revenue in fiscal 2004, impairment of other non-marketable investments of $3.3 million or 0.7% of revenue in fiscal 2003, increase in interest income from 1.6% of revenue in fiscal 2003 to 3.6% of revenue in fiscal 2004 and increase in other income/(net of expenses) from (0.4)% of revenue in fiscal 2003 to 0.4% of revenue in fiscal 2004. This increase in net income was offset by decrease in gross profit from 40.0% of revenue in fiscal 2003 to 39.3% of revenue in fiscal 2004, reversal of put option charge of 4.3% of revenue in fiscal 2003 and increase in loss on foreign exchange transactions from 1.0% of revenue to 1.6% of revenue in fiscal 2004.

BPO

         On June 05, 2002, we formed Nipuna Services Limited or Nipuna, a wholly owned subsidiary in Secunderabad, Andhra Pradesh, India to provide various services connected with business process outsourcing. As of March 31, 2004, we had invested $4.0 million in Nipuna.

Software products

         In fiscal 2004, VCI has generated revenues of $123 thousand of which $72 thousand was from inter-segment revenues. VCI generated a net loss of $0.2 million in fiscal 2004. Revenues from software products to date have been immaterial. The net loss of $0.2 million in fiscal 2004 as compared to the net profit of $0.2 million in fiscal 2003 was primarily due to the decrease in revenue to $123 thousand in fiscal 2004 as compared to $1.1 million in fiscal 2003. This was compensated by decrease in selling, general and administration expenses, to $321 thousand in fiscal 2004 as compared to $843 thousand in fiscal 2003.

         Keeping in view the business and economic conditions, the relative size and managerial time, we decided to discontinue the operations of VCI so as to focus on our core business of IT services. VC was formally dissolved on March 24, 2004.

Comparison of fiscal 2003 and 2002

Revenues

         Revenues increased by 10.8% to $459.2 million in fiscal 2003 from $414.5 million in fiscal 2002. Our top two customers accounted for 24.9% of the total revenues in 2003 up from 25.2% of the total revenues in 2002. Additionally, our top 5 customers accounted for 38.4% of the revenues, both in 2003 and 2002.

         IT Services. IT services revenues (including inter-segment revenues) increased 10.7% to $458.3 million in fiscal 2003 from $413.9 million in fiscal 2002, of which $nil and $18 thousand represented inter-segment revenues in fiscal 2003 and 2002, respectively. All “revenues” discussed in this sub-section relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

         Software Products. Revenues from software products to date have been immaterial.

         Cost of revenues. Cost of revenues increased 14.5% to $275.2 million in fiscal 2003 from $2403 million in fiscal 2002. This increase was attributable primarily to increases in associate compensation and benefits expenses and traveling expenses. These increases were primarily compensated by a decrease in other expenses. Associate compensation and benefits expenses increased 29.3% to $187.9 million, or 41.0% of revenues, in fiscal 2003 from $145.4 million, or 35.1% of revenues, in fiscal 2002. Traveling expenses increased 47.2% to $25.8 million, or 5.6% of revenues, in fiscal 2003 from $17.5 million, or 4.2% of revenues, in fiscal 2002. Other expenses were primarily comprised of cost of direct supplies, deferred stock-based compensation expense and communication expenses. Other expenses decreased 29.1% to $39.4 million, or 8.6% of revenues, in fiscal 2003 from $55.6 million, or 13.4% of revenues, in fiscal 2002. Deferred stock-based compensation expense decreased 78.0% to $1.6 million, or 0.3% of revenues, in fiscal 2003 from $7.2 million, or 1.7% of revenues, in fiscal 2002. Communication expenses decreased 30.8% to $12.8 million, or 2.8% of revenues, in fiscal 2003 from $18.5 million, or 4.5% of revenues, in fiscal 2002. Inter-segment cost of revenues were $nil in fiscal 2003 as compared to $18 thousand in fiscal 2002 and have not been allocated to the individual components that make up cost of revenues. Cost of revenues represented 59.9% of revenues in fiscal 2003 and 58.0% in fiscal 2002.

         Gross profit. Our gross profit was $183.9 million for fiscal 2003, representing an increase of 5.6% over gross profit of $174.2 million for fiscal 2002. As a percentage of total revenues, gross profit reduced to 40.1% for fiscal 2003 from 42.0% for fiscal 2002.

         Selling, general and administrative expenses. Selling, general and administrative expenses decreased 16.3% to $116.9 million in fiscal 2003 from $139.6 million in fiscal 2002. This decrease was a result primarily of decrease in associate compensation and benefits, deferred stock-based compensation expense, professional charges, depreciation expense and other expenses. Compensation and benefits expenses decreased 17.2% to

$36.8 million, or 8.0% of revenues, in fiscal 2003 from $44.4 million, or 10.7% of revenues, in fiscal 2002. Deferred stock-based compensation expense decreased 18.2% to $2.9 million, or 0.6% of revenues, in fiscal 2003 from $3.6 million, or 0.9% of revenues, in fiscal 2002. Professional charges decreased 33.2% to $8.0 million, or 1.7% of revenues, in fiscal 2003 from $11.9 million, or 2.9% of revenues, in fiscal 2002. Depreciation expense decreased 12.8% to $13.8 million, or 3.0% of revenues, in fiscal 2003 from $15.8 million, or 3.8% of revenues, in fiscal 2002. Other expenses decreased 13.2% to $55.4 million, or 12.1% of revenues, in fiscal 2003 from $63.8 million, or 15.4% of revenues, in fiscal 2002. Inter-segment selling, general and administrative expenses were $253 thousand in fiscal 2003 as compared to $284 thousand in fiscal 2002 and have not been allocated to the individual components that make up selling, general and administrative expenses. Selling, general and administrative expenses represented 25.5% of revenues in fiscal 2003 as compared to 33.7% of revenues in fiscal 2002.

         Operating income (loss). Operating income increased to $83.6 million in fiscal 2003 as compared to an operating loss of $63.5 million in fiscal 2002. During fiscal 2002, operating expenses comprised of $98.1 million due to amortization and impairment of goodwill. Also, gross profit increased by $9.8 million from 174.2 million in fiscal 2003 to $184.0 million in fiscal 2004; selling, general and administration expenses decreased by $22.7 million from $139.6 million in fiscal 2003 to $116.9 million in fiscal 2004.

         Net income (loss). Net income was $82.3 million in fiscal 2003 as compared to a net income of $42.4 million in fiscal 2002.

IT Services

         Revenues. IT services revenues (including inter-segment revenues) increased 10.7% to $458.3 million in fiscal 2003 from $413.9 million in fiscal 2002, of which $nil and $18 thousand represented inter-segment revenues in fiscal 2003 and 2002, respectively. All “revenues” discussed in this sub-section relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

Revenues by technology

         The following table presents our IT services revenues (excluding inter-segment revenues) by technology of IT service offering (in millions, except percentages).

	2003		2002		Change 2003 over 2002
Type of IT service offering	Amount	%	Amount	%	Amount	%
Software development	$214.1	46.7%	$195.5	47.2%	$18.6	9.5%
System maintenance	108.6	23.7	110.2	26.6	(1.6)	(1.5)
Packaged software integration	94.3	20.6	53.0	12.8	41.3	77.9
Engineering design services	15.6	3.4	18.6	4.5	(3.0)	(16.1)
Internet services	25.7	5.6	36.6	8.9	(10.9)	(29.8)

Total IT services	$458.3	100.0%	$413.9	100.0%	$44.4	10.7%

Revenues by contract type

         The following table gives the composition of IT services by type of contract (in millions, except percentages).

	2003		2002
Type of IT service offering	Amount	%	Amount	%
Time and material basis	$332.2	72.5%	$331.3	80.0%
Fixed price basis	126.1	27.5	82.6	20.0

Total IT services	$458.3	100.0%	$413.9	100.0%

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

Revenues based on offshore and onsite / off site

         The following tables give the composition of revenues from IT services based on the location where services are performed (in millions, except percentages).

	2003		2002
	Amount	%	Amount	%
Offshore	$215.2	47.0%	$216.6	52.3%
Onsite/off-sites	243.1	53.0	197.3	47.7

Total IT services	$458.3	100.0%	$413.9	100.0%

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

Revenues based on geography

         Our revenues based on five geographic theaters: North America, India, Japan, Europe and Rest of the World for fiscal 2003 and 2002 is summarized in the following table (in millions, except percentages):

	2003		2002
	Amount	%	Amount	%
North America	$335.1	73.1%	$288.8	69.8%
Europe	53.3	11.6	39.2	9.5
Japan	10.5	2.3	9.2	2.2
India	27.9	6.1	42.4	10.2
Rest of the World	31.5	6.9	34.3	8.3

Total	$458.3	100.0%	$413.9	100.0%

         For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the “Results of Operations” table above for an analysis of consolidation of the business segments.

         Cost of revenues. Cost of revenues increased 14.6% to $275.2 million in fiscal 2003 from $240.1 million in fiscal 2002. Cost of revenues represented 60.0% of revenues in fiscal 2003 as compared to 58.0% in fiscal 2002. The increase in cost of revenues was attributable primarily to an increase in associate compensation and benefits and traveling expenses. Compensation and benefit expenses increased 29.3% to $187.9 million or 41.0% of revenues in fiscal 2003 from $145.4 million, or 35.1% of revenues, in fiscal 2002 respectively. Traveling expense increased 47.2% to $25.8 million, or 5.6% of revenues, in fiscal 2003 from $17.5 million, or 4.2% of revenues, in fiscal 2002. These increases were partly offset by decrease in deferred stock-based compensation expense, communication expense and other expenses. Deferred stock-based compensation expense decreased 78.0% to $1.6 million, or 0.3% of revenues, in fiscal 2003 from $7.2 million, or 1.7% of revenues. Communication expenses decreased 30.4% to $12.8 million, or 2.8% of revenues, in fiscal 2003 from $18.5 million, or 4.5% of revenues, in fiscal 2002. Other expenses primary comprised cost of direct supplies, rental expenses and professional charges. Other expenses decreased 16.5% to $25.0 million, or 5.4% of revenues, in fiscal 2003 from $29.9 million, or 7.2% of revenues, in fiscal 2002.

         Selling, general and administrative expenses. Selling, general and administrative expenses decreased 14.8% to $116.3 million in fiscal 2003 from $136.6 million in fiscal 2002. Selling, general and administrative expenses represented 25.4% of revenues in fiscal 2003 as compared to 33.0% in fiscal 2002. The decrease in selling, general and administrative expenses was attributable primarily to an decrease in compensation and benefit expenses, professional charges, deferred stock compensation expense and other expenses. Compensation and benefit expenses decreased 15.3% to $36.3 million, or 7.9% of revenues, in fiscal 2003 from $42.9 million, or 10.4% of revenues, in fiscal 2002. Professional charges decreased 31.0% to $8.0 million, or 1.7% of revenues, in fiscal 2003 from $11.5 million, or 2.8% of revenues, in fiscal 2002. Deferred stock-based compensation expenses decreased 18.2% to $2.9 million, or 0.6% of revenues, in fiscal 2003 from $3.6 million, or 0.9% of revenues, in fiscal 2002. Other expenses decreased 12.3% to $55.3 million, or 12.1% of revenues, in fiscal 2003 from $63.1 million, or 15.2% of revenues, in fiscal 2002.

         Impairment of other non-marketable investments. During the year ended March 31, 2003 we recorded an impairment charge on other non-marketable investments amounting to $3.3 million based on our assessment of their carrying values. We assessed the carrying values of these investments by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying these investments and concluded that there is an other than temporary decline in their carrying value.

         Reversal of put option charge. In connection with our previous joint venture with TRW Inc., TRW had the option to require us to purchase its 24.0% interest in the joint venture. The buyout price of TRW’s interest in the joint venture depended on the aggregate amount of revenue which TRW would provide to the joint venture from June 1, 2000 to December 31, 2005. We accounted for the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 24% interest in the joint venture. The difference between the fair values of the put option at each valuation date was charged to selling, general and administration expenses in the statement of operations. Based on the terms of the agreement, the value of put option was $12.5 million as of March 31, 2002.

         In October 2002, Northrop Grumman Corporation acquired TRW and subsequently TRW’s name was changed to Northrop Grumman Space & Mission Systems Corporation (“NGSM”). Following the restructuring of TRW, we entered into a share purchase and joint venture termination agreement with NGSM and BDM International Inc. (or NGSM Parties) under which we purchased the 24% holding of NGSM Parties in the joint venture for $3.5 million and the prospects of future business opportunities with Northop, on March 28, 2003. The acquisition has been accounted using the purchase method and the allocation of the purchase price was almost entirely related to goodwill. We recognized goodwill of $3.4 million on this acquisition equal to the excess of the consideration paid of $3.5 million over the fair value of that portion of the net assets acquired as of March 28, 2003. In accordance with the provisions of SFAS 142, the goodwill has not been amortized post acquisition. As a result of our acquisition of this 24% interest in the joint venture, the value of the put option as of December 31, 2002 amounting to $19.8 million has been accounted for as operating income in the year ended March 31, 2003.

         Goodwill. Effective April 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 or SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 142 requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. We are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. We performed an initial impairment review of goodwill on the adoption of SFAS 142 and also carried out an annual impairment review in 2003. Based on these tests there was no impairment of goodwill during the year ended March 31, 2003. Further due to the adoption of SFAS 142, we ceased amortizing goodwill and as a result, amortization of goodwill expense was $nil in fiscal 2003 as compared to $4.3 million in fiscal 2002. This goodwill had arisen on acquisition of minority interest in SES in September 1999.

         Operating income (loss). As a result of the foregoing, operating income was $83.4 million in fiscal 2003 as compared to an operating loss of $60.9 million in fiscal 2002. During fiscal 2002, operating expenses comprised of $98.1 million due to amortization and impairment of goodwill. Also, gross profit increased by $9.4 million from 173.8 million in fiscal 2003 to $183.2 million in fiscal 2004; selling, general and administration expenses decreased by $20.3 million from $136.6 million in fiscal 2003 to $116.3 million in fiscal 2004.

         Interest income. Interest income increased to $7.2 million in fiscal 2003 from $3.8 million in fiscal 2002. The increase in interest income was attributable primarily to interest earned on deposits kept out of proceeds from our ADS offering.

         Interest expense. Interest expense decreased to $800 thousand in fiscal 2003 from $2.9 million in fiscal 2002 primarily due to the repayment of debts during the second and third quarter of fiscal 2002 by utilization of ADR proceeds.

         Gain on sale of shares in Satyam GE. During the year ended March 31, 2003 we obtained the necessary approvals and transferred our 50% shareholding in Satyam GE to GE Pacific for approximately $4.0 million. We recorded a gain of $830 thousand for this sale, being the excess of sales consideration received over the carrying value.

         Other income/(expense), net. Other expense increased to $1.7 million in fiscal 2003 as compared to other income of $1.3 million in fiscal 2002 which was primarily on account of foreign currency translation gains.

         Income taxes. Income taxes were $9.8 million in fiscal 2003 and $769 thousand in fiscal 2002. This increase in income taxes was primarily due to increase in income taxable in United States.

         Minority Interest. Minority interest in losses of subsidiaries decreased to $11.1 million in fiscal 2003 from $73.4 thousand in fiscal 2002. This decrease was primarily due to reduced holding in Sify from 52.51% as at March 31, 2002 to 37.15% as at March 31, 2003.

         Equity earnings (losses) of associated companies. Equity losses of associated companies were $3.3 million in fiscal 2003 as compared to $25.4 million in fiscal 2002. This decrease in equity losses of associated companies was primarily due to decrease in our share of losses in Cricinfo, which was an associate company of Sify, from $26.0 million in fiscal 2002 to $2.0 million in fiscal 2003.

         Net income (loss). As a result of the foregoing, net income was $82.1 million in fiscal 2003 as compared to net income of $45.0 million in fiscal 2002. This increase in net income was primarily due to increase in gross profit from $173.8 million in fiscal 2002 to $183.2 million in fiscal 2003, decrease in selling, general and administration expenses from $136.6 million in fiscal 2002 to $116.3 million in fiscal 2002, amortization and impairment of goodwill of $98.1 million in fiscal 2002, increase in interest income from $3.8 million in fiscal 2002 to $7.2 million in fiscal 2003 and decrease in our share of losses in associated companies from $25.4 million in fiscal 2002 to $3.3 million in fiscal 2002. This increases in net profit was partly offset by decrease in gain on sale of shares in associated companies from $45.6 million in fiscal 2002 to $830 thousand in fiscal 2003, loss on foreign exchange of $4.8 million in fiscal 2003 compared to a gain of $10.8 million in fiscal 2002, increase in income taxes from $769 thousand in fiscal 2002 to $9.8 million in fiscal 2003 and decrease in minority interest in losses of subsidiaries from $73.4 million in fiscal 2002 to $11.1 million in fiscal 2003.

Software products

         In fiscal 2003, VCI has generated revenues of $1.1 million of which $0.3 million was from inter-segment revenues. VCI generated a net profit of $0.2 million in fiscal 2003 as compared to a net loss of $2.6 million in fiscal 2002.

         The net profit of $0.2 million in fiscal 2003 as compared to a net loss of $2.6 million was primarily due to the decrease in selling and general administrative expenses to $0.84 million in fiscal 2003 as compared to $3.3 million in fiscal 2002. The net loss of $2.6 million in fiscal 2002 was attributable primarily to selling and general administrative expenses, research and development expenses which primarily comprised employee compensation and benefits of $1.7 million and professional charges of $0.4 million.

Liquidity and Capital Resources

         Net cash provided by (used in) operating activities. Net cash provided by operating activities was $89.2 million, $98.5 million and $116.4 million in fiscal 2004, 2003 and 2002, respectively.

         In fiscal 2002, non-cash adjustments to reconcile the $42.4 million net income to net cash provided by operating activities consisted primarily of deferred stock-based compensation expense of $10.8 million, depreciation expense of $37.5 million, amortization and impairment expenses of goodwill and license fees of $98.8 million and a decrease in minority interest of $73.4 million.

         In fiscal 2003, non-cash adjustments to reconcile the $82.3 million net income to net cash provided by operating activities consisted primarily of depreciation and amortization of license fees expense of $37.2 million. Net accounts receivable and unbilled revenues increased by $15.4 million primarily as a result of an increase in our revenues and increase in the collection period. Increase in other working capital assets of $7.3 million was primarily on account of directors and officers liability insurance taken during the year and interest accrued on deposits placed with banks. Unearned and deferred revenues increased by $3.5 million because of advance billing on clients for services to be rendered in future.

         In fiscal 2004, non-cash adjustments to reconcile the $111.9 million net income to net cash used in operating activities consisted primarily of depreciation expense of $24.4 million. Net accounts receivable and unbilled revenues increased by $22.5 million primarily as a result of an increase in our revenues. Increase in other working capital assets of $25.4 million was primarily on account of interest accrued on deposits placed with banks. Unearned and deferred revenues increased because of advance billing on clients for services to be rendered in future.

         Net cash used in investing activities. Net cash used in investing activities was $60.2 million, $272.0 million and $40.4 million in fiscal 2004, 2003 and 2002, respectively. Net cash used in investing activities in fiscal 2004 decreased by $211.8 million to $60.2 million from $272.0 million in fiscal 2003. This decrease was primarily related to decrease in investments in bank deposits and acquisitions and investments in associate companies. Investments made in bank deposits in fiscal 2004 were $45.4 million as compared to $259.3 million in fiscal 2003. Net cash used for acquisitions and investment in associate companies decreased from $5.1 million in fiscal 2003 to $nil in fiscal 2004. These decreases were partially offset by increase in purchase of premises and equipment by $5.8 million in fiscal 2004 compared to fiscal 2003. Net cash used in investing activities in fiscal 2003 increased by 231.6 million to $272.0 million from $40.4 million in fiscal 2002. This increase was primarily related to investments in bank deposits of $259.3 million. This increase was partially offset by decrease in purchase of premises and equipment, acquisitions and investments in associated companies. Purchase of premises and equipment in fiscal 2002 consisted primarily of infrastructure, computers and other equipment associated with the expansion. Net cash used in investing activities in fiscal 2002 were primarily related to acquisitions and investments in associated Companies of $4.6 million; and purchases of premises and equipment of $34.2 million consisted primarily of infrastructure, computers and other equipment associated with the expansion.

         Net cash provided by/(used in) financing activities. Net cash provided by/(used in) financing activities was $(11.5) million, $(12.1) million and $110.7 million in fiscal 2004, 2003 and 2002, respectively. During fiscal 2004, $20.5 million was raised from financing activities, primarily from issuance of preferred stock (net of issuance costs) of $9.4 million by our subsidiary and $9.3 million by associate stock options. We used cash in repayment of loan amounting to $2.5 million and payment of dividend amounting to $26.2 million in fiscal 2004. During fiscal 2003, $3.3 million was raised from financing activities, primarily from associate stock options of $1.9 million and long-term debts of $1.4 million. We used cash in repayment of debts amounting to $5.8 million and payment of dividend amounting to $9.7 million in fiscal 2003. During fiscal 2002, we raised $160.5 million from issuance of common stock, primarily from issue of American Depository Shares of $150.6 million and $9.9 million from associate stock options. We used cash in repayment of debts amounting to $43.3 million and payment of dividend amounting to $6.4 million.

         As of March 31, 2004, we had $86.7 million in cash and cash equivalents, $2.4 million in secured rupee denominated loans from the Satyam Associate Trust and $1.8 million of other outstanding loans denominated in rupee. As of March 31, 2004, we had an unused short term working capital line of credit of $8.1 million from a bank and unused non-funded lines of credit of $4.9 million.

         The following table describes our outstanding credit facilities as at March 31, 2004.

		Amount	Interest	Computation
Loan Type	Lenders	Outstanding	(per annum)	Method
		( in thousands)
Rupee loan of Satyam Associates Trust	Cholamandalam	$2,428	10.75%	Fixed
Other loans	Various parties	1,754	3.0%-14.5%	Fixed

Total		$4,182

         We anticipate capital expenditures of approximately $35.0 million during fiscal 2005, principally to finance construction of new facilities in our offshore centres, expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. After fiscal 2005, we may require additional financing to fund our working capital and capital expenditure requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

         The following table sets forth our contractual obligations and commitments to make future payments as of March 31, 2004. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations.

	Payments Due as of March 31, 2004
	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(in thousands)
Long term debt	$2,356	$1,826	—	—	$4,182
Operating leases	1,877	3,554	1,557	867	7,855
Unconditional purchase obligations:
Other commercial commitments	4,414	—	—	—	4,414
Bank guarantees	2,631	496	2,174	43	5,344
Letters of credit	6	—	—	—	6

Total contractual cash obligations	$11,318	$5,877	$3,697	$911	$21,803

         Based on past performance and current expectations, we believe that our cash and cash equivalents, short-term investments, and cash generated from operations will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, and other liquidity requirements associated with our existing operations through at least the next 12 months. In addition, there are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.

Off-Balance Sheet Arrangements.

         None.

Income Tax Matters

         As of March 31, 2004, we had an operating loss carry forward of approximately $17.6 million for tax purposes including valuation allowance. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years and the unabsorbed depreciation can be carried forward indefinitely.

         The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 2.5% surcharge resulting in an effective tax rate of 35.9%. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. We benefit from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) a deduction from payment of Indian corporate taxes to the extent of 90% of the profits derived from export of software from software development facilities designated as “Software

Technology Parks”, or STP units, up to 2010; and (ii) a tax deduction of 50% of profits from exporting computer software progressively reduced to nil by the year 2004-05. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. The exemptions for our STP units expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Our subsidiaries are subject to income taxes of the countries in which they operate.

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

Exchange Rates

         The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	Month end	Average	High	Low
	(Rupees)
April-03	47.37	47.39	47.46	47.34
May-03	47.07	47.11	47.35	46.85
June-03	46.40	46.70	47.15	46.40
July-03	46.15	46.22	46.49	46.06
August-03	45.88	45.96	46.18	45.80
September-03	45.78	45.85	46.00	45.72
October-03	45.33	45.40	45.70	45.29
November-03	45.82	45.55	45.95	45.30
December-03	45.55	45.57	45.77	45.50
January-04	45.32	45.46	45.68	45.29
February-04	45.32	45.27	45.32	45.22
March-04	43.40	44.97	45.32	43.40
April-04	44.52	43.89	44.52	43.40
May-04	45.42	45.18	45.57	44.55

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

         We derive our revenue primarily from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-business.

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

         Effective April 1, 2002, we adopted Statement of Financial Accounting Standards No. 142or SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 142 requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. We are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. We performed an initial impairment review of goodwill on the adoption of SFAS 142 and also carried out an annual impairment review in 2004. Based on these tests there is no impairment of goodwill during the year ended March 31, 2004.

         Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Accounts Receivable

         We estimate the amount of uncollectible receivables each period and establish an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the creditworthiness of customers, and other relevant information. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known. A significant change in the level of uncollectible amounts would have a significant effect on our results of operations.

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

Impact of Recently Issued Accounting Pronouncements

Derivative Instruments

         Effective April 1, 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133 for certain decisions made by the Board as part of the Derivatives Implementation Group (DIG) process and further clarifies the accounting and reporting standards for derivative instruments including derivatives embedded in other contracts and for hedging activities. The adoption of this statement does not have a material impact on Satyam’s operating results or financial position.

Financial Instruments

         Effective, May 1, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement has not had a material impact on Satyam’s operating results or financial position.

Guarantor’s Accounting and Disclosure Requirements

         In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the Interpretation did not have a material impact on Satyam’s accounting or disclosure policies.

Variable Interest Entities

         In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risk and rewards of ownership among their owners and other parties involved. The provisions of FIN 46 are effective immediately to all variable entities created after January 1, 2003, and variable interest entities in which an enterprise obtains an interest in after that date. For variable interest entities created before this date, the provisions are effective July 31, 2003. On October 8, 2003, the FASB issued FASB Staff Position No. 46-e, which allows public entities, who meet certain criteria, to defer the effective date for applying the provisions of FIN No. 46 to interests held by the public entity in certain variable interest entities or potential variable interest entities until the end of the first interim or annual period ending after December 15, 2003. On December 24, 2003, the FASB extended the effective date to periods ending after March 15, 2004. The adoption of this interpretation did not have a material impact on Satyam’s operating results or financial position.

Revenue Arrangements

         In January 2003, the EITF released Issue No. 00-21 (“EITF 00-21”), Revenue Arrangements with Multiple Deliverables, which addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of the consensus does not have a material impact on Satyam’s revenue recognition policies.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Officers

         The following table sets forth the name, age, and position of each of our directors and key management personnel as of June 18, 2004:

Directors

Name	Age	Position Held
B. Ramalinga Raju	47	Chairman
B. Rama Raju	45	Managing Director and Chief Executive Officer(3)
V. P. Rama Rao	71	Director(1)(2)(3)
Dr. Mangalam Srinivasan	72	Director(1)(2)
Mr. Krishna G. Palepu	49	Director(1)
Mr. Vinod K Dham	53	Director(2)

Key Management Personnel(4)

Name	Age	Position Held
Jayaraman G	48	Vice President (Corp. Affairs) & Company Secretary
Joseph Abraham	51	Director & Senior Vice President, Vertical Business Unit — Retail
Kalyan Rao K	50	Tech Fellow
Mohan Eddy F. S	54	Director, Internal Information Systems and Platinum Processes Group
Murty A. S	45	Director & Senior Vice President, Global Human Resources
Prabhat G. B	38	Director, Horizontal Business Unit—Enterprise Business Solution
Ram Mynampati	47	President, Commercial and Healthcare Businesses
Srinivas V	43	Director and Senior Vice President & Chief Financial Officer
Subramanian D	45	Director & Senior Vice President, Global Manufacturing, SAP, Oil and Gas & Energy and Utilities and Engineering Business Units

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Investors Grievance Committee
(4)	Directors listed under key management personnel are directors of business/support units and not members of our board of directors.

         B. Ramalinga Raju has been on our board of directors since our inception in 1987. He became Chairman of our board of directors in 1995. Before this, he was with the Satyam Corporate Group as Vice Chairman. Mr. Ramalinga Raju also sits on the board of directors of Nipuna Services Limited. Mr. Ramalinga Raju holds a Master of Business Administration degree from Ohio University and has attended the owner/president management course at Harvard Business School.

         B. Rama Raju has been on our board of directors since our inception in 1987. He became the Managing Director and Chief Executive Officer of our company in 1991. Before this, he was with Maytas Infra Limited as one of its Directors. Mr. Rama Raju also sits on the board of directors of Nipuna Services Limited, Maytas Infra Limited and Satyam Venture Engineering Services Private Limited. Mr. Rama Raju holds a master of economics from Loyola College, Chennai and a Master of Business Administration from Loredo State University, Texas and has also attended the owner/president management course at Harvard Business School. Mr. Rama Raju is the younger brother of Mr. B. Ramalinga Raju, the Chairman of our company.

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

         Mr. Krishna G. Palepu was appointed to our board of directors on January 23, 2003 as an additional director. Professor Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School, where he also holds the title of Senior Associate Dean, Director of Research. Professor Palepu joined the Harvard Business School faculty in 1983 after receiving a Masters degree in Physics from Andhra University, a MBA from the Indian Institute of Management, and a Ph.D. from the Massachusetts Institute of Technology. Professor Palepu serves as consultant to a wide variety of businesses, and is on the Boards of several companies including Dr. Reddy’s Laboratories Limited, India, Enamics, Inc, U.S., and Harvard Business School Publishing Co., U.S.

         Vinod K. Dham was appointed to our board of directors on January 23, 2003 as an additional director. Mr. Vinod is Vice President and General Manager, Carrier Access Business Unit, of Broadcom Corporation. Mr. Vinod comes to Broadcom from its acquisition of Silicon Spice Inc., where he was Chairman, President and CEO. Recognized as the “Father of the Pentium Processor,” he held the positions of Vice President of Intel’s Microprocessor Products Group and General Manager of the Pentium Processor Division. Mr. Vinod is also director on the Boards of NewPath Ventures Management Company LLC Hellosoft, Sasken Communication Technologies Limited, Nevis Networks, Telsima and Insillica. .

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

         Kalyan Rao K. is our Tech Fellow. Prior to this he was our President — Vertical Business Unit Telecom, Infrastructure, Media & Entertainment and Semiconductor and Horizontal Competency Unit — Hi tech since October 2002. Before this, he served in various positions since joining our company in 1992. Mr. Kalyan Rao holds a master of engineering (ECE) degree from Indian Institute of Science, Bangalore.

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

         Murty A. S. has been our Director & Senior Vice President—Global Human Resources since November 2000. Prior to this, he was our Senior Vice President, Human Resources from 1999. Before this, he was our Senior Vice-President of Strategic Business Unit I since 1994. Before joining our company, Mr. Murty worked for Tata Consulting Services for over 12 years. Mr. Murty holds a master of Engineering degree from Indian Institute of Science, Bangalore.

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

         Subramanian D. has been our Director and Senior Vice President — Global Manufacturing, SAP, Oil and Gas & Energy and Utilities and Engineering Business Units since October, 2002. Prior to this he was Senior Vice President Global Manufacturing, SAP, Oil and Gas & Energy and Utilities and Engineering Business Units since November, 2000. Before this he was Vice President — SAP since joining our company in 1999. Mr. Subramanian holds a masters in business administration (MBA) degree and he is also an Associate Member of Cost and Management Accountants of India.

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

         At our general meeting held on July 25, 2003, our shareholders approved the payment of remuneration to our non-executive directors by way of commission. There are no loans to, or guarantees in favor of, directors or key management personnel other than interest-bearing housing loans provided to certain key management personnel which have not been made, modified or renewed after July 30, 2002.

         The following table sets forth all compensation awarded to, earned by or paid to Mr. B. Rama Raju, our managing director and chief executive officer, during fiscal 2004 for services rendered in all capacities to us. Mr. Raju was appointed as managing director and chief executive officer of our company in 1991. With the exception of four executive officers who are serving overseas, none of our other executive officers earned a combined salary and bonus in excess of $100,000 during any of the last three fiscal years. With respect to the four key managerial personnel, we have not provided individual compensation information because their compensation is attributed predominantly to their overseas assignments, and if they were based in India, their individual compensation would not exceed $100,000. The total remuneration received by our executive officers and directors for their services to us for the fiscal year ended March 31, 2004 was $ 1.54 million. The total remuneration and the amounts in the following table are in dollars based on the noon buying rate of Rs. 43.40 per dollar on March 31, 2004.

Annual Compensation

Name and Principal Position	Salary	Bonus	Others(1)
B. Rama Raju, Managing Director and Chief Executive Officer	$85,935	—	$12,865

(1)	Includes membership fees and housing allowance.

Option Grants

         During the fiscal year ended March 31, 2004, we granted options to our key managerial personnel to purchase 186,527 shares under our ASOP B plan and 30,100 ADSs under our ASOP ADS plan. The expiration dates for these options granted under ASOP B and ASOP ADS ranged from 01-Apr-2010 to 01-Apr-2013. The exercise prices for the options granted under ASOP B, was Rs.366.63 and the exercise price for the options granted under ASOP ADS ranged from $25.92 to $ 26.90.

Employee Benefit Plans

         We have instituted an incentive plan to reward associates’ performance through cash payments and, since September 1999, stock options. Associate performance is measured by reference to the associate’s contribution to (1) profits and his or her tenure of service, (2) organizational development and (3) customer satisfaction. An associate must score a minimum number of points in each performance criterion to be eligible for a reward. Since the introduction of stock options, cash bonuses have decreased.

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

         An associate must pay consideration of one rupee per warrant to the Trust before the warrant can be transferred to the associate. These warrants are non-transferable by the associate. However, if the associate ceases to be an associate of our company by reason of resignation, dismissal or severance, the warrants will be transferred back to the Trust for the same consideration paid by the associate. If the associate ceases to be an employee by retirement or death, the rights and obligations under the warrants accrue to the associate or his or her legal heirs. The conversion date of warrants is determined by the advisory board. The conversion price to be paid by the associate upon conversion has been determined by the board of directors under the SEBI guidelines to be Rs.450, or approximately $10.37 per share (translated at the noon buying rate of Rs.43.40 per $1.00 on March 31, 2004). The SEBI guidelines apply to the pricing of shares issued under employee stock option plans. Under the then existing guidelines, the minimum exercise price to acquire shares under our ASOP is the higher of the following:

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

         However, for the purpose of US GAAP, we have accounted for deferred stock-based compensation cost on the basis of closing price of the shares on the date of grant.

         Shares transferred to the associate after conversion from warrants become the absolute property of the associate.

Associates Stock Option Plan B

         In May 1999, the shareholders at our annual general meeting approved the ASOP B. ASOP B provides for the grant of options to eligible associates, which entitles these associates to apply for and receive five equity shares of our company per option. All full-time associates of our company and our subsidiary companies are eligible associates. Options granted to eligible associates under the ASOP B become vested and exercisable within time periods decided by a committee of our board of directors.

         Under our ASOP B, 41,727,140 equity shares were set aside for associate stock options. Stock options carry a minimum vesting period decided by the committee of our board of directors.

         The ASOP B is administered by a committee of the board. The committee has the power to determine the terms of the options granted, including the exercise price, the number of equity shares subject to each option, the exercisability thereof and the form of consideration payable upon such exercise (which may be less than the fair market value of our equity shares on the date of grant) in accordance with the SEBI guidelines described above. In addition, the committee has the authority to amend, suspend or terminate our ASOP B.

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

         B. Ramalinga Raju and B. Rama Raju are permanent directors and are not subject to retirement by rotation. Dr. Managalam Srinivasan, Krishna G. Palepu, Vinod K. Dham and V.P. Rama Rao are the directors who are scheduled to retire by rotation. C. Satyanarayana, one of our previous directors, expired on June 17, 2003.

Board Committees

         The audit committee of board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the adequacy and effectiveness of the accounting and financial controls of our company and our accounting practices. The members of the audit committee are V.P. Rama Rao, Dr. Mangalam Srinivasan and Prof. Krishna G Palepu, each of whom is an independent director.

         The compensation committee of the board of directors determines the salaries and benefits for our executive directors and the stock options for all associates. The members of the compensation committee are V.P. Rama Rao, Dr. Mangalam Srinivasan, and Vinod K Dham, each of whom is an independent director.

         The investors’ grievance committee of the board of directors formed in January 2001 focuses on strengthening investor relations and addressing investors’ concerns. The members of the committee are V.P. Rama Rao, who is an independent director, and B. Rama Raju, Managing Director and CEO.

Director Compensation

         Our Articles of Association provides that each of our directors shall receive a sitting fee not exceeding the maximum amount allowed under the Companies Act. Currently, our directors receive Rs.10,000 for every board or committee meeting. In addition, Independent directors receive compensation by way of commission for their service on our board of directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings.

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

Employees

         Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled technical associates. We offer competitive salaries, incentive pay, including, since May 1998, stock options, extensive training, an entrepreneurial work environment and opportunities to work overseas. As of March 31, 2004, we had 14,456 employees whom we refer to as “associates,” including 13,450 technical associates. We had 9,838 and 9,532 associates as of March 31, 2003 and 2002, respectively. As of date, none of our associates is represented by an union. We believe that our relationship with our associates is good.

         Recruiting. We recruit top graduates from the engineering departments of India’s universities and engineering and technical colleges. India has over 1,500 such schools and, with the rapid growth of the IT services industry in India, the number of students pursuing education in software engineering has increased in recent years. This has allowed us to recruit from a large pool of qualified applicants who undergo our demanding selection process involving a series of tests and interviews. In fiscal 2002, we received approximately 90,543 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 4,722, extended job offers to 1,259 and 1,287 joined our company. In fiscal 2003, we received approximately 40,200 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 13,400, extended job offers to 3,350 and 2,561 joined our company. In fiscal 2004, we received approximately 1,45,000 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 22,307, extended job offers to 9,653 and 6,700 joined our company.

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

         Retention. To attract, retain and motivate our associates, we seek to provide an environment that rewards entrepreneurial initiative and performance. We also provide competitive salaries and benefits as well as incentives in the form of cash bonuses and stock options. In fiscal 2004, fiscal 2003 and fiscal 2002, we experienced associate attrition at a rate of 17.5%, 15.6% and 13.2% respectively. As the pool of software engineers in India becomes larger and as we increase the opportunities for our associates to work overseas, either for onsite work at the customers’ premises or in the offsite centers which we are establishing as one of our strategic priorities, we believe our current rates of turnover will continue.

         At any given time, our technical associates are working overseas, either onsite at customer premises or at our offsite centers, while the balance are working in the offshore centers in India. On average, approximately 25.8%, 26.4% and 20.0% of our technical associates worked overseas, primarily in the United States, in fiscal 2004, fiscal 2003 and fiscal 2002, respectively. As at March 31, 2004, we employed 3,456 technical staff and 55 support in our onsite and offsite centers. We have staffed the offsite centers mainly through local hiring, supplemented by associates from India. Our professionals who work onsite at customers’ premises in the United States on temporary and extended assignments are typically required to obtain visas. H-1B visas are generally used for sending personnel to the United States for onsite work, and L-1 visas are typically used only for inter-company transfers of high level managers. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. We are generally able to obtain H-1B and L-1 visas within two to four months of applying for such visas, which remain valid for three years and can be extended for a further three years. We plan for our visa requirements by forecasting our annual needs for such visas in advance and applying for such visas as soon as practicable. We do not anticipate any problems obtaining enough visas for our needs in the current U.S. government fiscal year. In addition, we utilize L-1 visas whenever available and redeploy existing H-1B visa holders to minimize the number of new H-1B visas we need.

Share Ownership

         The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 18, 2004 by each of our directors and our chief executive officer and all of our directors and executive officers as a group. The table gives effect to equity shares issuable within 60 days of June 18, 2004 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

	Equity Shares Beneficially Owned
Beneficial Owner	Number		Percent
B. Rama Raju	15,193,000	(1)	4.82
B. Ramalinga Raju	13,872,000	(2)	4.40
V.P. Rama Rao	—		—
Dr. Mangalam Srinivasan	—		—
Krishna G. Palepu	—		—
Vinod K Dham	—		—
All directors and executive officers as a group (15 persons)	29,065,000		9.22

(1)	Includes 3,874,000 equity shares held by B. Rama Raju’s wife, B. Radha Raju. B. Rama Raju disclaims beneficial ownership of any equity shares held by B. Radha Raju.
(2)	Includes 4,047,000 equity shares held by B. Ramalinga Raju’s wife, B. Nandini Raju. B. Ramalinga Raju disclaims beneficial ownership of any equity shares held by B. Nandini Raju.

         Other than B. Rama Raju and B Ramalinga Raju, none of our directors or executive officers beneficially owned more than 1% of our equity shares as of June 18, 2004.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share Ownership

         The only person or group of affiliated persons who is known to us to beneficially own 5% or more of our equity shares as of May 31, 2004, is Templeton Global Advisors Limited A/c Templeton Funds, Inc. (Templeton Foreign Fund), which holds 18,631,754 equity shares representing 5.88% of our equity shares. Templeton has the same voting rights as our other shareholders.

         As of May 31, 2004, 124,100 of our equity shares, representing 0.04% of our outstanding shares, were held by a total of 96 holders of record with addresses in the United States. As of May 31, 2004, we have issued 16,826,940 ADSs (representing 33,653,880 equity shares) and which represent 10.69% of our outstanding equity shares and which are held by 16,177 beneficial holders and 10 registered holders.

Related Party Transactions

         In October, 1999, we entered into a joint venture with Venture Global Engineering LLC, USA. The joint venture company, called Satyam Venture Engineering Services Private Limited or Satyam Venture, formed in January 2000, provides engineering services and computer services to the automotive industry. We hold a 50% stake in the joint venture company. For fiscal 2004 and fiscal 2003, we provided infrastructure and other services to Satyam Venture, which amounted to $ 1.2 million and $875 thousand respectively. As of March 31, 2004, we owe $1.3 million to Satyam Venture.

         During the fiscal 2004, Sify rendered services to us aggregating to $ 1.44 million, on terms which were no less favorable to us than could have been obtained from independent third parties.

ITEM 8.  FINANCIAL INFORMATION

Financial Statements

         We have elected to provide financial statements pursuant to Item 18 of Form 20 — F. No significant change has occurred since the date of our annual financial statements for fiscal 2004.

Legal Proceedings

         As of the date of this document, we are not a party to any legal proceedings that could reasonably be expected to seriously harm our company.

Dividends

         Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended, by the board of directors. However, approval of shareholders is not required for distribution of Interim dividend. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. We paid out dividends of Rs.1207.0 million ($ 26.2 million), Rs. 469.0 million ($9.7 million) and Rs. 279.0 million ($6.4 million.)in fiscal 2004, fiscal 2003 and fiscal 2002 respectively. These dividends include interim dividends for the current fiscal year and dividends paid with respect to previous fiscal year. Under Indian law, dividends are declared with respect to the shares outstanding during the prior fiscal year and are paid in the subsequent fiscal year after approval by shareholders in the Annual General Meeting. The dividend is paid on the outstanding shares as at the end of fiscal year and is prorated for shares issued during the fiscal year to take into account the amount of time such shares have been issued. Although, we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased.

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

         The number of our outstanding equity shares (including the underlying shares for ADSs) as of May, 31, 2004 was 314,958,768. As of May, 31, 2004, there were 16,826,940 ADSs outstanding (representing 33,653,880 equity shares).

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

Annual high and low market prices

	Rupee Price per		U.S. Dollar Price per
Fiscal Year Ended March 31,(2)	Equity Share(1)		Equity Share
	High	Low	High	Low
2000	1445.99	99.20	33.13	2.27
2001	901.98	179.00	19.25	3.82
2002	331.15	111.00	6.78	2.27
2003	291.85	175.10	6.14	3.68
2004	391.00	127.30	9.01	2.93

Fiscal year 2003
First Quarter	280.15	208.10	5.73	4.25
Second Quarter	258.85	189.75	5.35	3.92
Third Quarter	291.85	193.35	6.08	4.03
Fourth Quarter	282.85	175.10	5.95	3.68

Fiscal year 2004
First Quarter	196.45	127.30	4.23	2.74
Second Quarter	265.00	161.00	5.79	3.52
Third Quarter	381.00	250.20	8.36	5.49
Fourth Quarter	391.00	281.00	9.01	6.47

	Price Range
Month high and low market prices	High	Low
	Rs.	Rs.
November, 2003	347.75	305.35
December, 2003	381.00	319.75
January, 2004	391.00	307.00
February, 2004	346.90	287.00
March, 2004	325.00	281.00

	Price Range
Month high and low market prices	High	Low
	Rs.	Rs.
April, 2004	338.00	294.00
May, 2004	332.40	250.00

(1)	Data derived from the BSE website. The prices and volumes quoted on the National Stock Exchange and the Hyderabad Stock Exchange may be different.
(2)	For comparative purposes, the price per equity share data above is adjusted for the September 1, 1999 two-for-one stock split which took effect on the BSE on August 16, 1999 and the August 25, 2000 five-for-one stock split which took effect on the BSE on August 7, 2000.

         Our ADSs commenced trading on the New York Stock Exchange on May 15, 2001, at an initial offering price of $9.71 per ADS. The tables below set forth, for the periods indicated, high and low trading prices for our ADS.

	Price Range
	High	Low
Fiscal Year ended March 31, 2003
Quarterly High and low market prices of ADSs First Quarter	$12.56	$9.46
Second Quarter	11.75	7.93
Third Quarter	13.5	8.4
Fourth Quarter	13.06	8.24

Fiscal Year ended March 31, 2004
Quarterly High and low market prices of ADSs First Quarter	$10.10	$7.25
Second Quarter	13.86	8.5
Third Quarter	30.25	12.45
Fourth Quarter	35.35	18.1

	Price Range
Monthly High and low market prices of ADSs	High	Low
November, 2003	$22.40	$18.80
December, 2003	30.25	20.76
January, 2004	35.35	21.60
February, 2004	25.10	19.76
March, 2004	21.90	18.10
April, 2004	23.96	19.32
May, 2004	21.50	16.00

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

Dividends

         We paid out dividends of Rs.1207.0 million ($ 26.2 million), Rs. 469.0 million ($9.7 million) and Rs. 279.0 million ($6.4 million.)in fiscal 2004, fiscal 2003 and fiscal 2002 respectively.

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

         Under the Indian Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend and/or interim dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend and/or interim dividend greater than 10.0% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend and/or interim dividend may be declared for such year out of the accumulated profits, subject to the following conditions:

•	the rate of dividend to be declared may not exceed 10.0% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10.0% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•	the balance of reserves after withdrawals shall not fall below 5.0% of its paid up capital.

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

Annual General Meetings of Shareholders

         We must convene an annual general meeting of shareholders within six months after the end of each fiscal year to adopt the accounts for such fiscal year and to transact other businesses and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10.0% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our Company Secretary pursuant to a resolution of the board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the day of mailing) before the date of the general meeting to the shareholders on record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting. Our Articles of Association provides that a quorum for a general meeting is the presence of at least five shareholders in person.

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

         Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by a duly stamped instrument of transfer in the form prescribed by the Companies Act and the rules there under together with delivery of the share certificates.

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

Foreign Direct Investment

         Currently, due to recent changes in Indian policy, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, and overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, in Indian companies do not require the approval of the Foreign Investment Promotion Board, or FIPB, a body formed by the Government of India to negotiate with large foreign companies interested in making long-term investments in India. Furthermore, henceforth no prior approval of the Reserve Bank of India is required although a post-investment declaration in giving details of the foreign investment in the company pursuant to the ADR issue must be filed with the Reserve Bank of India within thirty days of an ADR offering.

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

         Apart from portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also invest in Indian companies through foreign direct investments. For additional information, please see "—Foreign Direct Investment.”. Under the foreign direct investment rules, non-resident Indians and overseas corporate bodies may invest up to 100% in high-priority industries in which other foreign investors are permitted to invest only up to 50%, 51%, 74% or 100%, depending on the industry category.

Investment by Foreign Institutional Investors

         In September 1992, the Government of India issued guidelines which enable Foreign Institutional Investors, or FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the Securities and Exchange Board of India, or SEBI, and a general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act. Together, the initial registration and the Reserve Bank of India’s general permission enable the registered FII to: (i) buy (subject to the ownership restrictions discussed below) and sell unrestricted securities issued by Indian companies; (ii) realize capital gains on investments made through the initial amount invested in India; (iii) participate in rights offerings for shares; (iv) appoint a domestic custodian for custody of investments held; and (v) repatriate the capital, capital gains, dividends, interest income and any other compensation received pursuant to rights offerings of shares. The current policy with respect to purchase/sale of securities of an Indian company by an FII is enshrined in Schedule 2 and Regulation 5(2) of the Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) Regulations, 2000.

         Apart from making portfolio investments in Indian Companies as described above, foreign institutional investors may direct foreign investments in Indian Companies. For additional information, please see “Foreign Director Investment”.

Ownership Restrictions

         The Securities and Exchange Board of India and Reserve Bank of India regulations, restrict investments in Indian companies by FIIs, NRIs and OCBs or collectively, Foreign Direct Investors. Under the current SEBI regulations applicable to us, subject to the requisite approvals of the shareholders in a general meeting, Foreign Direct Investors in aggregate may hold no more than 49% of a company’s equity shares, excluding the equity shares underlying the ADSs. Pursuant to Notification No. FEMA.45/2001-RB dated September 20, 2001 under Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) (Amendment) Regulations, 2001, upon obtaining the approval of the shareholders by a special resolution, the limit of FII investment in a company may be increased to 100% for companies in the IT industry. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares.

         There is uncertainty under Indian law about the tax regime applicable to foreign institutional investors that hold and trade ADSs. Foreign institutional investors are urged to consult with their Indian legal and tax advisers about the relationship between the foreign institutional investor regulations and the ADSs and any equity shares withdrawn upon surrender of ADSs.

         Detailed provisions relating to FII investment have been introduced by the SEBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995. These provisions relate to the registration of FIIs, their general obligations and responsibilities, and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of an FII in India. The SEBI has also permitted private placements of shares by listed companies with FIIs, subject to the prior approval of the Reserve Bank of India under the Foreign Exchange Management Act. Such private placements must be made at the average of the weekly highs and lows of the closing price over the preceding six months or the preceding two weeks, whichever is higher.

         Under the Takeover Code, which replaced the 1994 Takeover Code (as defined herein), upon the acquisition of more than 5% or 10% or 14% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and the company and the purchasers are required to notify to all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code.

         Open market purchases of securities of Indian companies in India by Foreign Direct Investors above the ownership levels set forth above require Government of India approval on a case-by-case basis.

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

         Taxation of Distributions. There is no withholding tax on dividends paid to stockholders. However, the company paying the dividend is subject to a dividend distribution tax of 12.5%, and surcharge of 2.5%, on the total amount it distributes, declares or pays as a dividend. This dividend distribution tax is in addition to the normal corporate tax of 35%, and surcharge of 2.5%.

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

         The Finance Act, 2003 exempts long-term capital gains from tax when they are derived from the transfer of equity shares in a company listed on a recognized stock exchange in India and is a constituent of BSE 500 indices and purchased on or after March 1, 2003, but before March 1, 2004 and purchase and sale are entered into on a recognized stock exchange in India. Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 48%. The actual rate of tax on short-term gain depends on a number of factors, including the residential status of the non-resident holder and the type of income chargeable in India.

         Buy-back of Securities. Currently, Indian companies are not subject to any tax in respect of the buy-back of their shares. However, the stockholders will be taxed on any gain at the long-term or short-term, as applicable, capital gains rates. For additional information, please see "—Taxation of Capital Gains.”

         Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of Rs 0.30 per share certificate. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares in physical form from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0. 25% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Blocks of 500 or less of our equity shares may be issued and traded in physical form, and are thus subject to Indian stamp duty. Blocks of more than 500 of our equity shares must be issued and traded in dematerialized form and are not subject to Indian stamp duty.

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

         Service Tax. Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 8%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

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

         Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs should be treated as the owners of equity shares represented by such ADSs. However, the United States Treasury had expressed concerns that parties to whom ADSs are pre-released may be taking actions inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate holders, as described below. Accordingly, the availability of the lower rate of tax applicable to dividends could be affected by actions that may be taken by the United States Treasury.

         Dividends. Subject to special rules discussed below governing passive foreign investment companies, distributions of cash or property (other than equity shares, if any, that are distributed pro rata to all stockholders of our company, including holders of ADSs and also meet certain conditions) with respect to equity shares will be includible in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain. With respect to noncorporate taxpayers for taxable years beginning before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate provided that (1) ADSs or equity shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met.

         It is not clear if any Indian tax imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares would be eligible for credit against the U.S. holder’s federal income tax liability (or alternatively, a deduction in computing taxable income). Dividends paid by our company generally will constitute “passive income” for purposes of the foreign tax credit (or, in the case of certain holders, “financial services income”).

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

	As of March 31, 2004		As of March 31, 2003
	Total recorded		Total recorded
	Amount	Fair Value	Amount	Fair Value
($ equivalent in thousands)
Debt:
Variable rate short-term debt	$—	$—	$—	$—
Average interest rate	—		—
Fixed rate long-term debt	$4,182	$4,189	$4,074	$4,081
Average interest rate	10.93%		11.88%

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

         During fiscal 2004 and fiscal 2003, 97.1% and 93.9%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.6% or $8.8 million in the fiscal 2004 and 1.9%, or $8.6 million in fiscal 2003, while a hypothetical 10% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.6%, or $8.8 million, in the fiscal 2004 and 1.9%, or $8.6 million, in fiscal 2003. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, a hypothetical 10% movement of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $8.8 million in the fiscal 2004 and $8.6 million in fiscal 2003. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As at March 31, 2004, we had approximately $76.3 million of non-Indian rupee denominated cash and cash equivalents.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $150.6 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of May 31, 2004, approximately $73.8 million of these proceeds has been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries ($14.1 million); development of facilities and infrastructure ($7.2 million) and working capital and general corporate purposes ($25.6 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to invest in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

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

         We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and other management, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2004.

         There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date we completed our evaluation.

         Nevertheless, during fiscal 2004 we identified a one time error in our consolidated financial statements that required us to restate the results of prior years under U.S. GAAP. In particular, we identified and restated beginning shareholder’s equity as of March 31, 2001 and shareholder’s equity and net income as of and for the years ended March 31, 2003 and 2002, to reflect the impact on deferred tax liabilities and income taxes of Satyam’s equity in the losses of Sify. Such impact was not previously recognized. In order to prevent errors in complex areas of US GAAP from occurring in the future, we will dedicate additional resources with expertise in complex US GAAP accounting areas, such as deferred tax accounting, to assist with our US GAAP financial reporting.

ITEM 16.

A.  AUDIT COMMITTEE FINANCIAL EXPERT

         Our Audit Committee members (as of May 31, 2004) are V.P. Rama Rao, Mangalam Srinivasan and Krishna G. Palepu, each of whom is an independent director who does not meet all of the criteria required to be named as “Financial Expert,” as defined in the applicable rules of the Securities Exchange Commission. The Board has determined that the financial expertise possessed by the current members of the Audit Committee is satisfactory, particularly the financial expertise of Krishna G Palepu, a member of the Audit Committee who is a Professor at Harvard Business School where he is a recognized expert in the analysis of financial statements and accounting matters. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee.

ITEM 16.

B.  CODE OF ETHICS

         We have adopted a written Code of Ethics that is applicable to all of our directors, senior management and employees. We will make available a copy of the Code of Ethics to any person, without charge, if a written request is made to our Company Secretary at Mayfair Center, SP Road, Secunderabad 500 003, Andhra Pradesh, India.

ITEM 16.

C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table sets forth the remuneration that we paid to our Independent Auditors and its associated entities in each of our previous two fiscal years:

	(Amounts in $)
Fiscal Year Ended		Audit
March 31,	Audit Fees	Related Fees	Tax Fees	Others
2003	$191,659	$78,068	$33,388	$234,625
2004	$161,530	$68,295	$76,935	$143,265

Audit fees

         Audit Fees represent fees for professional services rendered for the audit of the standalone financial statements, consolidated financial statements of the Company and its subsidiaries prepared in accordance with Indian GAAP, US GAAP and other local GAAPs of the subsidiaries.

Audit related fees

         Audit related fees represent fees for advisory services and professional services rendered in connection with Securities and Exchange Board of India requirements and requirements related to Stock Exchanges.

Tax fees

         Services provided primarily consist of routine corporate tax advisory services, tax audit and compilation of corporate tax returns.

Others

         Others represent consultation on matters related to professional fees in respect of obtaining work permits/visas for employees deputed abroad and other matters.

         During fiscal 2004, the Audit Committee pre-approved a list of services that could be rendered by the principal accountant in fiscal 2004 pursuant to pre-approval policies and procedures established by the Audit Committee. For services other than those specified, approval would need to be obtained from the Audit Committee prior to the performance of such services. Services provided by the principal accountant in fiscal 2004 were allowable services that were approved by the Audit Committee.

ITEM 16.

D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         None.

PART III

ITEM 17.  FINANCIAL STATEMENTS

         See Item 18 for a list of financial statements filed under Item 17.

ITEM 18.  FINANCIAL STATEMENTS

Financial Statement

         The following financial statements are filed as part of this document, together with the report of the independent auditors:

•	Report of Price Waterhouse, Independent Auditors

•	Consolidated Balance Sheets as of March 31, 2003 and 2004

•	Consolidated Statements of Operations for the years ended March 31, 2002, 2003 and 2004

•	Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended March 31, 2002, 2003 and 2004

•	Consolidated Statements of Cash Flows for the years ended March 31, 2002, 2003 and 2004

•	Notes to the Consolidated Financial Statements

•	Financial Statement Schedule — Valuation and qualifying accounts

Financial Statement Schedule — II

         (Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

         Valuation and qualifying accounts

Change in valuation allowance on deferred tax assets:

	($ in thousands)
			Change due
	Opening	Change during	to forex	Other	Closing
As of March 31,	Balance	the period	Fluctuation	Adjustments*	Balance
2002	24,756	23,775	984	—	49,515
2003	49,515	11,578	546	(46,374)	15,265
2004	15,265	824	1,493	—	17,582

Allowance for doubtful accounts on trade accounts receivable

	($ in thousands)
			Change due
	Opening	Change during	to forex	Other	Closing
As of March 31,	Balance	the period	Fluctuation	Adjustments*	Balance
2002	2,748	7,018	(271)	—	9,495
2003	9,495	2,773	248	(3,336)	9,180
2004	9,180	3,644	1,106	—	13,930

*	other adjustments represents the changes due to change in ownership interest in Sify. (Refer “Item 3 — Selected Financial Data”)

ITEM 19.  EXHIBITS

Number	Description
1.1	Memorandum and Articles of Association of Satyam Computer Services.(1)
1.2	Schedule 1 — Table A: Regulations for Management of a Company Limited by Shares.(1)
2.1	Specimens of Share Certificates.(1)
2.2	Deposit Agreement dated May 14, 2001, by and among Satyam Computer Services, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).(2)
4.1	Associate Stock Option Plan (including Deed of Trust).(1)
4.2	Associate Stock Option Plan B.(1)
4.3	Associate Stock Option Plan ADR.(1)
4.4	Investor Rights Agreement, dated October 7, 2002, by and among Sify Limited (formerly Satyam Infoway Limited), Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd.(3)
8.1	List of Subsidiaries.(4)
10.1	Consent of Price Waterhouse, Independent Auditors.(4)
99.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act.(4)
99.2	Certification of Financial Officer under Section 906 of the Sarbanes-Oxley Act. (4)

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-13464) filed on May 7, 2001 and incorporated herein by reference.
(2)	Previously filed as an exhibit to our Form 20—F (File No. 001—15190) filed on August 13, 2001 and incorporated herein by reference.
(3)	Previously furnished by Sify Limited to the Commission as an exhibit to Form 6-K (file No. 00027-663) on October 10, 2002 and incorporated herein by reference.
(4)	Filed herewith.

SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and authorized the undersigned to sign this annual report on its behalf.

SATYAM COMPUTER SERVICES LIMITED
By:	/s/ B. Rama Raju
	Name:	B. Rama Raju
	Title:	Managing Director and Chief Executive Officer

By:	/s/ Srinivas V
	Name:	Srinivas V
	Title:	Director and Senior Vice President & Chief Financial Officer

Date:  June 29, 2004

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, B. Rama Raju, certify that:

1.	I have reviewed this annual report on Form 20-F of Satyam Computer Services Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated this June 29, 2004.

By:	/s/ B. Rama Raju
Managing Director and Chief Executive Officer

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Srinivas V., certify that:

1.	I have reviewed this annual report on Form 20-F of Satyam Computer Services Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated this June 29, 2004.

By:	/s/ Srinivas V.
Director and Senior Vice President & Chief Financial Officer

SATYAM COMPUTER SERVICES LIMITED

Report of Independent Auditors’

To the Board of Directors of:
Satyam Computer Services Limited

In our opinion, based upon our audits and the report of other independent auditors’, the accompanying consolidated balance sheets, the related consolidated statements of operations, of cash flows and of shareholders’ equity and comprehensive income after the restatement as discussed in Note 22, present fairly, in all material respects, the financial position of Satyam Computer Services Limited and its subsidiaries as at March 31, 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In connection with our audits of the consolidated financial statements, we also have audited the Financial Statement Schedule. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Sify Limited, a 52.51% owned subsidiary, as at March 31, 2002 and for the year then ended, which statements reflect total assets of US$84,953 thousands as at March 31, 2002 and total revenues of US$33,050 thousands for the year then ended. Those statements were audited by other independent auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Sify Limited as at March 31, 2002 and for the year then ended, is based solely on the report of the other independent auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

Price Waterhouse

Secunderabad, India

April 22, 2004

Satyam Computer Services Limited
Consolidated Balance Sheets
(Thousands of US Dollars except per share data and as stated otherwise)

	As of March 31
	2004	2003
Assets
Current assets
Cash and cash equivalents	$86,730	$62,202
Investments in bank deposits	332,133	—
Accounts receivable, net of allowance for doubtful debts	133,827	96,764
Unbilled revenue on contracts	2,749	5,542
Deferred income taxes	6,081	4,488
Prepaid expenses and other receivables	32,905	9,041

Total current assets	594,425	178,037
Investments	2,793	210
Investments in bank deposits	—	259,359
Investments in associated companies	24,274	29,578
Premises and equipment, net	68,466	69,158
Goodwill, net	15,536	14,186
Other assets	8,274	11,166

Total assets	713,768	561,694

Liabilities and shareholders’ equity
Current liabilities
Short-term and current portion of long-term debts	2,356	4,836
Accounts payable	8,383	10,946
Accrued expenses and other current liabilities	46,674	44,044
Unearned and deferred revenue	1,883	1,726

Total current liabilities	59,296	61,552
Long-term debts, excluding current portion	1,826	1,738
Deferred income taxes	8,757	10,688

Total liabilities	69,879	73,978

Contingencies and Commitments (Note No. 18)	—	—
Preferred Stock of Subsidiary
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.23*) per equity share, (100 million preference shares authorized, 45,669,999 and Nil preference shares issued as of March 31, 2004 and 2003 respectively)	10,000	—
Shareholders’ equity
Common stock – par value Rs.2 (US$0.046*) per equity share (375 million equity shares authorized, 316,251,710 and 314,542,800 issued as of March 31, 2004 and 2003 respectively)	17,222	17,146
Additional paid-in capital	416,176	406,704
Shares subscribed but unissued	43	—
Deferred stock-based compensation	(13)	(876)
Retained earnings	172,825	87,138
Accumulated other comprehensive income/(loss)	29,380	(20,113)

	635,633	489,999
Shares held by the SC-Trust under associate stock option plan (1,687,680 and 2,210,820 equity shares as of March 31, 2004 and 2003 respectively)	(1,744)	(2,283)

Total shareholders’ equity	633,889	487,716

Total liabilities and shareholders’ equity	$713,768	$561,694

* The par value in US$ has been converted at the closing rate as of March 31, 2004, 1US$ = Rs43.40

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Operations
(Thousands of US Dollars except per share data and as stated otherwise)

	Year ended March 31
	2004	2003	2002
Revenues	$566,372	$459,207	$414,491
Cost of revenues (Includes deferred stock-based compensation of US$853, US$1,591, US$7,212 for the years ended March 31, 2004, 2003 and 2002 respectively)	(343,596)	(275,219)	(240,304)

Gross profit	222,776	183,988	174,187
Selling, general and administrative expenses (Includes deferred stock-based compensation of US$772, US$2,930 and US$3,582 for the years ended March 31, 2004, 2003 and 2002 respectively)	(101,627)	(116,893)	(139,588)
Amortization of goodwill	—	—	(16,997)
Impairment of goodwill	—	—	(81,115)
Impairment of other non marketable investments	—	(3,299)	—
Reversal of put option charge	—	19,843	—

Total operating expenses	(101,627)	(100,349)	(237,700)

Operating income/(loss)	121,149	83,639	(63,513)
Interest income	20,309	7,158	3,806
Interest expense	(471)	(800)	(2,856)
Gain on sale of shares in associated companies/others	2,652	830	45,594
Gain/(loss) on foreign exchange transactions	(8,874)	(4,757)	10,813
Other income/(expense), net	2,270	(1,746)	1,277

Income/(loss) before income taxes, minority interest and equity in earnings/(losses) of associated companies	137,035	84,324	(4,879)
Income taxes	(22,544)	(9,769)	(769)
Minority Interest	—	11,082	73,406

Income before equity in earnings/(losses) of associated companies	114,491	85,637	67,758
Equity in earnings/(losses) of associated companies, net of taxes	(2,631)	(3,339)	(25,401)

Net income	$111,860	$82,298	$42,357

Earnings per share:
Basic	$0.36	$0.26	$0.14
Diluted	0.35	0.26	0.14
Weighted average number of shares used in computing earnings per share — (in thousands)
Basic	313,155	311,797	305,751
Diluted	317,057	318,658	307,113

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

						Accumulated
	Common Stock		Additional	Deferred	Retained	other	Shares held	Total
			paid-in	stock-based	earnings /	comprehensive	by	Shareholders
	Shares	Par Value	capital	compensation	(deficit)	loss	SC-Trust	Equity
Balance as of March 31, 2001	281,190,000	$15,726	$253,409	$(11,787)	$(21,399)	$(21,659)	$(11,538)	$202,752
Net income					42,357			42,357
Other comprehensive loss
Loss on foreign currency translation	—	—	—	—	—	(15,063)	—	(15,063)
Unrealized losses on securities, net of taxes	—	—	—	—	—	(5)	—	(5)

Total Comprehensive income								27,289
Gain on dilution of interest in Sify on its issuance of new shares, net of taxes	—	—	375	—	—	—	—	375
Loss on sale of Sify’s shares held by CricInfo	—	—	(645)	—	—	—	—	(645)
Issuance of common stock, net of issuance cost	33,350,000	1,418	149,196	—	—	—	—	150,614
Deferred stock-based compensation	—	—	1,203	(1,203)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	10,479	—	—	—	10,479
Shares transferred by SC-Trust to employees	—	—	1,992	—	—	—	7,940	9,932
Cash dividend paid at the rate of US$0.01 per share	—	—	—	—	(6,432)	—	—	(6,432)

Balance as of March 31, 2002	314,540,000	$17,144	$405,530	$(2,511)	$14,526	$(36,727)	$(3,598)	$394,364

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

						Accumulated
	Common Stock		Additional	Deferred	Retained	other	Shares held	Total
			paid-in	stock-based	earnings /	comprehensive	by	Shareholders'
	Shares	Par Value	capital	compensation	(deficit)	loss	SC-Trust	Equity
Balance as of March 31, 2002	314,540,000	$17,144	$405,530	$(2,511)	$14,526	$(36,727)	$(3,598)	$394,364
Net income	—	—	—	—	82,298	—	—	82,298
Other comprehensive income
Gain on foreign currency translation	—	—	—	—	—	16,612	—	16,612
Unrealized gains on securities, net of taxes	—	—	—	—	—	2	—	2

Total Comprehensive income	—	—	—	—	—	—	—	98,912
Issuance of common stock, net of issuance cost	2,800	2	10	—	—	—	—	12
Loss on dilution of interest in Sify on it’s issuance of new shares, net of taxes	—	—	(1,181)	—	—	—	—	(1,181)
Deferred stock-based compensation	—	—	1,745	(1,745)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	3,380	—	—	—	3,380
Shares transferred by SC-Trust to employees	—	—	600	—	—	—	1,315	1,915
Cash dividend paid at the rate of US$0.03 per share	—	—	—	—	(9,686)	—	—	(9,686)

Balance as of March 31, 2003	314,542,800	$17,146	$406,704	$(876)	$87,138	$(20,113)	$(2,283)	$487,716

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

							Accumulated
	Common Stock		Additional	Shares	Deferred	Retained	other	Shares held	Total
			paid-in	subscribed but	stock-based	earnings /	comprehensive	by	Shareholders’
	Shares	Par Value	capital	unissued	compensation	(deficit)	loss	SC-Trust	Equity
Balance as of March 31, 2003	314,542,800	$17,146	$406,704	—	$ (876)	$87,138	$ (20,113)	$(2,283)	$487,716
Net income	—	—	—	—	—	111,860	—	—	111,860
Other comprehensive income				—
Gain on foreign currency translation	—	—	—	—	—	—	49,493	—	49,493

Total Comprehensive income	—	—	—	—	—	—	—	—	161,353
Issuance of common stock, net of issuance cost	1,708,910	76	8,309	—	—	—	—	—	8,385
Shares subscribed but unissued	—	—	—	43	—	—	—	—	43
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	15	—	—	—	—	—	15
Deferred stock-based compensation	—	—	762	—	(762)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1,625	—	—	—	1,625
Shares transferred by SC-Trust to employees	—	—	386	—	—	—	—	539	925
Cash dividend paid at the rate of US $0.08 per share	—	—	—	—	—	(26,173)	—	—	(26,173)

Balance as of March 31, 2004	316,251,710	$17,222	$416,176	$ 43	$ (13)	$172,825	$ 29,380	$(1,744)	$633,889

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Cash Flows
(Thousands of US Dollars except per share data and as stated otherwise)

	Year ended March 31
	2004	2003	2002
Cash Flows From Operating Activities
Net income	$111,860	$82,298	$42,357
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and impairment of premises and equipment	24,397	35,982	37,486
Impairment of other non marketable investments	—	3,299	—
Amortization and impairment of goodwill	—		98,112
Amortization of license fees	—	1,195	720
Deferred stock-based compensation	1,625	4,521	10,794
Deferred income taxes	(1,016)	(3,768)	(16,892)
Gain on sales of shares in associated companies/investments	(2,652)	(830)	2
Gain/(loss) on sale of premises and equipment	265	67	(59)
Foreign currency translation on excess of amount received on sale of shares of Sify over its carrying value	—	—	928
Excess of cash received over carrying value of investment in Sify, net of taxes	—	—	(35,156)
Amortization of discount on share warrants issued to TRW and change in fair value of put option	—	(11,898)	10,144
Minority Interest	—	(11,082)	(73,406)
Equity in share of earnings/(losses) of associated companies, net of taxes	2,631	3,339	25,401
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue on contracts	(22,510)	(15,367)	1,262
Prepaid expenses, other receivables and inventory, net	(24,710)	(505)	9,478
Other assets, net	4,974	(2,673)	1,718
Accounts payable	(4,151)	(435)	(4,363)
Accrued expenses and other current liabilities	(1,500)	12,520	8,342
Unearned and deferred revenue	(2)	3,510	(904)
Other liabilities	—	(1,633)	407

Net cash provided by operating activities	89,211	98,540	116,371

Cash Flows From Investing Activities
Investments in bank deposits	(45,406)	(259,321)	—
Purchase of premises and equipment	(16,745)	(10,989)	(34,157)
Proceeds from sale of premises and equipment	156	148	503
Expenditure on license fees	—	(623)	(1,238)
Acquisitions and investments in associated companies	—	(5,121)	(4,608)
Purchase of investments	(4,181)	(2,228)	(3,131)
Proceeds from sale of shares in associated companies/investments	6,024	6,175	2,271

Net cash used in investing activities	(60,152)	(271,959)	(40,360)

Satyam Computer Services Limited
Consolidated Statements of Cash Flows
(Thousands of US Dollars except per share data and as stated otherwise)

Cash Flows From Financing Activities
Repayments of short-term debts	(2,500)	(2,439)	(35,725)
Proceeds from long-term debts	1,768	1,410	—
Repayment of long-term debts	(3,350)	(3,356)	(7,642)
Issuance of common stock, net of issuance cost	9,310	1,926	160,546
Shares subscribed but unissued	43	—	—
Issuance of Preferred stock by subsidiary, net of issuance cost	9,441	—	—
Cash dividends paid	(26,173)	(9,686)	(6,432)

Net cash provided by/(used in) financing activities	(11,461)	(12,145)	110,747
Effect of exchange rate changes on cash and cash equivalents	6,930	4,312	(9,372)

Net change in cash and cash equivalents	24,528	(181,252)	177,386

Cash and cash equivalents at beginning of the year	62,202	243,454	66,068

Cash and cash equivalents at end of the year	$86,730	$62,202	$243,454

Supplementary information:
Cash paid during the year for:
Income taxes	$31,877	$4,486	$7,744
Interest	471	553	2,859
Non-cash items:
Capital leases and hire purchase	$1,318	$1,100	$1,300

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

1.  Description of Business

Satyam Computer Services Limited, its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology (“IT”) services, Internet services, Business Process Outsourcing (“BPO”) services and developing software products. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an IT services provider that uses global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai and Germany. Satyam offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Sify Limited (formerly “Satyam Infoway Limited” hereinafter referred to as “Sify”) a former subsidiary of Satyam Computer Services is engaged in providing various services such as corporate network and technology services, internet access services, online portal and content offerings.

Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

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

The consolidated financial statements of Satyam include the financial statements of Sify up to December 9, 2002. Subsequently, Satyam Computer Services has accounted for its investment in Sify using the equity method. The consolidated financial statements for the years ended March 31, 2004, 2003 and 2002 respectively are not comparable due to the above.

Minority interest in subsidiaries represents the minority shareholders’ proportionate share of the net assets and the results of operations of Satyam’s majority owned subsidiaries.

Satyam’s investments in business entities in which it does not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income/(loss) in the statement of operations. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

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

c)  Foreign Currency Translation

The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the U.S. Dollar, Pound Sterling, Singapore Dollar and Yuan are the functional currencies for its foreign subsidiaries located in U.S., UK, Singapore and China respectively. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.

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

d)  Revenue Recognition

Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business consist of revenues earned from services performed either on a time-and-material basis or time bound fixed price engagements.

Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements, require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Costs associated with such services are accrued at the time the related revenues are recorded. Satyam has not provided for any warranty costs for the years ended March 31, 2004 and March 31, 2003 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

In accordance with EITF Topic D 103, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of operations.

e)  Cash and Cash Equivalents

Satyam considers all highly liquid investments with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

f)  Premises, Equipment and Depreciation

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

g)  Software Development Costs

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

Research and development expenses charged to income amounted to US$633 thousand, US$1,365 thousand and US$2,156 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

h)  Goodwill and Other Intangible Assets

Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Up to March 31, 2002, goodwill and other intangible assets including license fees were amortized over the useful lives principally over a period of 5 years based on management’s estimate. Satyam has adopted SFAS 142 “Goodwill and Other Intangible Assets” on April 1, 2002 and accordingly goodwill is tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as required by previous standards. Further in accordance with SFAS 142 purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite.

i)  Impairment of Long-lived Assets

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

j)  Investments

Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses and decline in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

k)  Cost of Revenues and Selling, General and Administrative Expenses

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

l)  Advertising Costs

Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$957 thousand, US$1,914 thousand and US$1,008 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

m)  Employee Benefits

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

ii)  Gratuity Plan

Satyam has a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with Satyam.

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

iv)  Other Benefit Plans

Satyam maintains a 401(k) retirement plan (the “401(k) Plan”) covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.

n)  Income Taxes

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

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

o)  Earnings Per Share

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

p)  Stock-Based Compensation

Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000 to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro-forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

q)  Derivative financial instruments

Satyam has adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Satyam enters into forward foreign exchange contracts where the counter party is generally a bank. Satyam purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, as amended is marked to market and recognized in earnings immediately.

r)  Recently Issued Accounting Pronouncements

Derivative Instruments

Effective April 1, 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133 for certain decisions made by the Board as part of the Derivatives Implementation Group (DIG) process and further clarifies the accounting and reporting standards for derivative instruments including derivatives embedded in other contracts and for hedging activities. The adoption of this statement does not have a material impact on Satyam’s operating results or financial position.

Financial Instruments

Effective, May 1, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement has not had a material impact on Satyam's operating results or financial position.

Guarantor’s Accounting and Disclosure Requirements

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the Interpretation did not have a material impact on Satyam’s accounting or disclosure policies.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risk and rewards of ownership among their owners and other parties involved. The provisions of FIN 46 are effective immediately to all variable entities created after January 1, 2003, and variable interest entities in which an enterprise obtains an interest in after that date. For variable interest entities created before this date, the provisions are effective July 31, 2003. On October 8, 2003, the FASB issued FASB Staff Position No. 46-e, which allows public entities, who meet certain criteria, to defer the effective date for applying the provisions of FIN No. 46 to interests held by the public entity in certain variable interest entities or potential variable interest entities until the end of the first interim or annual period ending after December 15, 2003. On December 24, 2003, the FASB extended the effective date to periods ending after March 15, 2004. The adoption of this interpretation did not have a material impact on Satyam’s operating results or financial position.

Revenue Arrangements

In January 2003, the EITF released Issue No. 00-21 (“EITF 00-21”), Revenue Arrangements with Multiple Deliverables, which addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of the consensus does not have a material impact on Satyam’s revenue recognition policies.

s)  Reclassifications

Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.

3.  Share capital of Nipuna

In October 2003 Nipuna issued 45,669,999 0.05% convertible redeemable cumulative preference shares of par value Rs 10 ($0.22) per share to the investors at an issue price of $0.22 (equivalent to Rs.10) per share to both the Investors, in exchange for an aggregate consideration of $10 million. A similar amount will be invested in the second phase, which is expected to close by April 2004, making a total investment of US$20 Million. These Preference shares are to be mandatorily converted / redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement relating to revenues and profits earned up to March 31, 2006. If not converted or early convert at the option of the investors based on certain triggering events, these convertible preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5%p.a.

The Investors are entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs. 10 from the date of issuance of such Preference Shares. The dividends shall be fully cumulative, accumulate and payable in cash at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of Nipuna legally available for the payment of dividends. These preference shares rank senior to all classes of Nipuna’s currently existing capital stock or established hereafter with respect to dividend distributions and repayment of capital and premium upon a Bankruptcy Event or Change in Control with respect to Nipuna, unless the terms and conditions of such class expressly provide that such class will rank senior to or on parity with the convertible redeemable cumulative preference shares. The dividend on the preference shares for the period ended March 31, 2004 is payable.

4.  Acquisition of Minority Interest

On March 28, 2003, in accordance with the share purchase and joint venture termination agreement, Satyam Computer Services acquired the remaining 24% equity shares of Satyam Manufacturing Technologies Inc.(“SMTI”) for a consideration of US$3,500 thousand. The acquisition has been accounted using the purchase method and the allocation of the purchase price was almost entirely related to goodwill. Satyam Computer Services recognized goodwill of US$3,365 thousand on this acquisition equal to the excess of the consideration paid of US$3,500 thousand over the fair value of that portion of the net assets acquired as of March 28, 2003. In accordance with the provisions of SFAS 142, the goodwill has not been amortized post acquisition.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

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

Share Purchase and Joint Venture Termination agreement

Northrop Grumman Corporation acquired TRW in October 2002 and subsequently TRW Inc. name was changed to the Northrop Grumman Space & Mission Systems Corporation (“NGSM”). Pursuant to the restructuring in TRW, Satyam Computer Services entered into a share purchase and joint venture termination agreement with NGSM and BDM International Inc. (hereinafter referred to as “NGSM Parties”) on February 28, 2003 whereby it agreed to purchase the 24% holding of NGSM Parties in the joint venture on the closing date for a mutually agreed consideration of US$3,500 thousand based on business prospects and synergies on account of the acquisition to Satyam. Upon completion of the agreement all the existing agreements between Satyam Computer Services and NGSM Parties have been terminated and have no further effect. The transaction was subsequently effected on March 28, 2003 with the transfer of shares and purchase consideration.

Satyam Computer Services has issued a non interest bearing unsecured promissory note of US$3,500 thousand for the share purchase to BDMI which is payable in four installments at quarterly rests from April 1, 2003 to January 1, 2004 as per the agreement.

Due to the share purchase and joint venture termination agreement the unamortized cost on warrants as at December 31, 2002 amounting to US$ 657 thousand has been fully amortized in the year ended March 31, 2003 as a reduction of the revenues and the value of put option as of December 31, 2002 amounting to US$19,843 thousand has been accounted for as operating income in the year ended March 31, 2003.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

5.  Premises, Equipment and Depreciation

Premises and equipment at cost less accumulated depreciation consist of:

	As of March 31
	2004	2003
	(US$ in thousands)
Freehold land	$4,179	$3,816
Leasehold land	1,874	1,711
Premises	12,680	9,196
Computers including servers	82,279	69,417
System software	13,594	10,988
Office equipment	47,254	39,975
Furniture and fixtures	29,830	25,888
Vehicles	4,501	3,618
Assets under construction	7,393	6,233

Total	203,584	170,842
Less: Accumulated depreciation	(135,118)	(101,684)

Premises and equipment, net	$68,466	$69,158

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2-5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation expense amounted to US$24,397 thousand, US$33,576 thousand and US$37,486 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

6.  Investments

Investments of Satyam consist of available-for-sale securities (“AFS”) and other non-marketable securities.

	As of March 31
	2004	2003
	(US$ in thousands)
Available-for-sale securities
Cost	$2,793	$208
Gross unrealized holding gains	—	2
Gross unrealized holding losses	—	—

AFS — Fair Value	$2,793	$210
Other investments, at cost	$3,633	$3,317
Less: Provision for impairment	(3,633)	(3,317)

Investments — Non current	$2,793	$210

Aggregate proceeds from the sale of available-for-sale securities amounted to US$1,772 thousand (purchased and sold during the year ended March 31, 2004 for US$1,554 thousand and US$1,535 thousand respectively), US$2,175 thousand (purchased during the year ended March 31, 2003 for US$2,175 thousand) and US$2,263 thousand (purchased during the year ended March 31, 2002 for US$2,263 thousand) for the years ended March 31, 2004, 2003 and 2002 respectively.

Satyam records an investment impairment charge on other non-marketable investments, which are carried at cost, when management believes an investment has experienced a decline in value that is judged to be other than temporary. Satyam monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, Satyam impaired the entire carrying value of other non-marketable investments as at March 31, 2003 due to adverse changes in the above factors.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

7.  Sale of shares by Sify

Satyam Computer Services’ ownership reduced from 52.51% as of March 31, 2002 to 37.15% as of March 31, 2003 and to 32.04% as of March 31, 2004 due to issue of new shares by Sify to third parties and sale of 1 million Indian equity shares by Satyam Computer Services as per the sponsored ADS program of Sify.

Sify’s shareholders approved the issue of shares to an affiliate of Softbank Asia Infrastructure Fund (“SAIF”) and VentureTech Solutions Private Ltd. (“VentureTech”) in a pending financing transaction at the Extraordinary General Meeting held on December 9, 2002. On December 16, 2002, SAIF and VentureTech invested US$13,000 thousand and US$3,500 thousand respectively into Sify. Sify issued 7,558,140 shares to shareholders of SAIF and 2,034,884 shares to shareholders of VentureTech at amounts per share less than Satyam’s average per share carrying value. With respect to this transaction, the resulting loss of US$1,181 thousand, net of taxes, during the year ended March 31, 2003 arising from the change in interest has been recorded as a reduction in additional paid-in capital.

In accordance with the shareholders agreement, VentureTech invested additional US$1,750 thousand and US$1,750 thousand in Sify on April 30, 2003 and July 4, 2003, respectively. Sify issued 1,017,442 shares and 1,017,441 shares on April 30, 2003 and July 4, 2003 to shareholders of VentureTech. Subsequent to these transactions, Satyam Computer Services’ ownership interest in Sify was reduced from 37.15% to 34.95%. With respect to this transaction, the resulting gain of US$15 thousand, net of taxes, during the year ended March 31, 2004 arising from the change in interest has been recorded as an increase in additional paid in capital.

On June 23, 2003 Sify’s shareholders approved sponsoring the sale of its 4,600,200 unlisted Indian equity shares through a secondary issue of American Depository Shares (“ADS”). On September 1, 2003 an invitation to offer was made by Sify to the existing holders of Indian equity shares to participate in its sponsored ADS program. On September 17, 2003, Satyam Computer Services offered to sell its 1 million Indian equity shares out of its total holding of 12,182,600 Indian equity shares in Sify. In September 2003, the sale transaction was privately negotiated and closed at a sale price of US$4.35 (Rs.198.90) per share as determined by Sify based on the recommendation of the lead manager to the sponsored ADS program.

The difference between the carrying value of the investment in Sify as of September 30, 2003 and the sales proceeds amounting to US$2,606 thousand has been accounted for as a gain during the year ended March 31, 2004 in the statement of operations. Subsequent to this transaction, Satyam Computer Services’ ownership interest in Sify was reduced from 34.95% to 32.08%.

8.  Investments in associated companies

The carrying values of investments in various associated companies of Satyam are as follows:

	As of March 31,
	2004	2003
	(US$ in thousands)
Sify	$22,258	$27,058
Satyam Venture	1,182	1,185
CA Satyam	834	1,335

Total	$24,274	$29,578

Sify

During the year ended March 31, 2003, due to the sale of new shares by Sify to SAIF and VentureTech, Satyam Computer Services’ ownership interest in Sify reduced from 52.51% to 37.15%. Subsequent to December 9, 2002, Satyam Computer Services has accounted for its interest in Sify under the equity method of accounting, primarily due to lack of controlling interest in Sify. In addition, Satyam Computer Services will have no future obligation to fund additional operating or financing requirements of Sify. Further, during the year ended March 31, 2004, due to the sale of new shares by Sify to VentureTech and sale of one million Indian equity shares by Satyam Computer Services as per the sponsored ADS program of Sify, Satyam Computer Services’ ownership interest in Sify reduced from 37.15% to 32.04%.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

The summarized financial information as to assets, liabilities and results of operations of Sify is presented below:

	As of March 31,
	2004	2003
	(US$ in thousands)
Balance sheet
Current assets	$49,304	$36,451
Non-current assets	38,232	41,351
Current liabilities	23,630	15,219
Net current asset	25,675	21,232
Shareholders’ equity	62,573	60,776

		For the period
	Year ended	December 10, 2002
	March 31, 2004	to March 31, 2003
	(US$ in thousands)
Statement of operations
Revenues	$61,067	$15,286
Gross profit	28,873	7,178
Operating loss	12,903	5,116
Net loss	7,984	4,452

Satyam Computer Services’ equity in the loss of Sify, net of taxes amounted to US$2,230 thousand for the year ended March 31, 2004 and US$1,307 for period from December 10, 2002 to March 31, 2003 respectively.

Satyam Venture

On October 28, 2000, Satyam Computer Services entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam Computer Services equity in the profit / (loss) of Satyam Venture, net of taxes amounted to US$(3) thousand, US$179 thousand and US$323 for the years ended March 31, 2004, 2003 and 2002 respectively .

CA Satyam

On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001, at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1,500 thousand each in the joint venture. Satyam Computer Services equity in the loss of CA Satyam, net of taxes amounted to US$398 thousand, US$ 126 thousand and US$4 thousand for the years ended March 31, 2004, 2003 and 2002 respectively .

Satyam GE

In January 2002, Satyam Computer Services initiated the process of transfer of its 50% shareholding in Satyam GE Software Services Private Limited (“Satyam GE”) to GE Pacific (Mauritius) Limited, Mauritius (“GEPL”) in accordance with the shareholders’ agreement for a consideration of approximately US$4,000 thousand. The transfer was subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. Satyam Computer Services continued to have the ability to exercise significant influence over the operating and financial policies of Satyam GE and hence accounted for its 50% interest in Satyam GE using the equity method up to June 30, 2002. During the year ended March 31, 2003 the necessary approvals were received and Satyam recorded a gain of US$830 thousand in the statement of operations, the excess of sales consideration received over the carrying value as of June 30, 2002.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

9.  Income Taxes

The provision for income taxes consists of:

	Year ended March 31
	2004	2003	2002
	(US$ in thousands)
Foreign taxes
Current	$20,205	$10,491	$4,596
Deferred	279	433	(3,709)
Domestic taxes
Current	3,355	3,046	2,627
Deferred	(1,295)	(4,201)	(2,745)

Aggregate taxes	$22,544	$9,769	$769

A reconciliation between the provision for income taxes to the amount computed by applying the statutory income tax rate to income before provision for income taxes is summarized below:

	Year ended March 31
	2004	2003	2002
	(US$ in thousands)
Net income/(losses) before taxes	$137,035	$84,324	$(4,879)
Enacted tax rates in India	35.88%	36.75%	35.70%

Computed tax expense	$49,162	$30,989	$(1,742)
Tax effect due to non-taxable export income	(38,218)	(31,089)	(37,688)
Difference arising from different tax rates in other tax jurisdictions	6,985	3,363	1,119
Difference arising from different tax rates on gain on sale of investments	(562)	(2,478)	(22,304)
Deferred stock based compensation (non-deductible)	583	1,662	3,854
Goodwill (non-deductible)	—	—	35,026
Changes in valuation allowance, including losses of subsidiaries	824	11,578	23,775
Effect of tax rate change	22	(9)	(246)
Others	3,748	(4,259)	(1,971)

Income taxes	22,544	9,757	(177)

Tax for earlier years	—	12	946
Income taxes recognized in the statement of operations	$22,544	$9,769	$769

The current provisions for income taxes, net of payments, were US$8,630 thousand and US$16,086 thousand as of March 31, 2004 and 2003 respectively. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”); and (ii) a tax deduction of 50% of profits from exporting computer software progressively reduced to Nil by the year 2004-05. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	As of March 31
	2004	2003
	(US$ in thousands)
Deferred tax assets:
Operating loss carry forwards	$17,582	$15,265
Provision for accounts receivable, advances and investments	4,016	3,354
Premises and equipment	443	698
Others	2,065	3,132

Gross deferred tax assets	24,106	22,449
Less: Valuation allowance	(17,582)	(15,265)

Total deferred tax assets	6,524	7,184

Deferred tax liabilities:
Premises and equipment	(3,023)	(2,581)
Provision for accounts receivable and advances	(1,975)	(1,686)
Investments in associated companies and gain on dilution of interest in a subsidiary	(5,734)	(8,107)

Total deferred tax liabilities	(10,732)	(12,374)

Net deferred tax liabilities	$(4,208)	$(5,190)

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$37,173 thousand and US$36,782 thousand as of March 31, 2004 and 2003 respectively.

Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a deduction from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes.

Operating loss carry forwards for tax purposes of Satyam Computer Services and its consolidated subsidiaries amount to approximately US$17,582 thousand and US$15,265 thousand as of March 31, 2004 and 2003 respectively and are available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Net deferred tax liabilities included in the consolidated balance sheets are as follows:

	As of March 31
	2004	2003
	(US$ in thousands)
Current assets — deferred income taxes	$6,081	$4,488
Non-current assets — other assets*	443	2,696
Current liabilities — accrued expenses and other liabilities*	(1,975)	(1,686)
Long-term liabilities — Deferred income taxes	(8,757)	(10,688)

Net deferred tax liabilities	$(4,208)	$(5,190)

*	Included in “other assets” and “accrued expenses and other liabilities” respectively.

10.  Borrowings

Short-term debts

Short-term debts amounted to US$Nil and US$2,500 thousand as of March 31, 2004 and 2003 respectively. Short-term debt as of March 31, 2003 is represented by a non-interest bearing unsecured promissory note issued by Satyam Computer Services for acquisition of minority interest in SMTI amounting to US$3,500 thousand. The promissory note was payable in four installments at quarterly rests, from April 1, 2003 to January 1, 2004. Satyam Computer Services has repaid the full amount in four installments amounting to US$1,000 thousand each in March 2003, June 2003 and September 2003 and US$500 thousand in December 2003.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Long-term debts

Long-term debts outstanding comprise of:

	As of March 31
	2004	2003
	(US$ in thousands)
Secured debts, representing obligation principally to banks and financial institutions
— 10.75% Rupee loans of SC-Trust, maturing serially through fiscal 2006	$2,428	$2,675
Hire Purchase Loans	1,754	1,399

Total Debt	4,182	4,074

Less: Current portion of long-term debts	(2,356)	(2,336)

Long-term debts, net of current portion	$1,826	$1,738

Rupee loans are secured by equity shares of Satyam Computer Services’ held by the SC-Trust. In May 2003, SC-Trust has repaid its rupee loans maturing in January 2004, amounting to US$1,239 thousand with a interest rate of 13%p.a. and has substituted the same with a new loan of US$1,239 thousand with a fixed interest rate of 10.75%p.a. maturing in July 2005. In March 2003, SC-Trust has repaid one of its rupee loans maturing in March 2004 amounting to US$1,410 thousand with a interest rate of 13%p.a. and has substituted the same with a new loan of US$1,410 thousand with a fixed interest rate of 10.75%p.a. maturing in July 2005. There were no prepayment costs associated with these extinguishments.

Aggregate maturities of long-term debts subsequent to March 31, 2004, are US$2,356 thousand in fiscal 2005, US$1,631 thousand in fiscal 2006, US$195 thousand in fiscal 2007.

Unused lines of credit

Unused lines of credit comprise of:

	As of March 31
	2004	2003
	(US$ in thousands)
Cash credit and short term debts	$8,065	$7,364
Non-fund facilities	4,877	8,005

Total Unused lines of credits	$12,942	$15,369

11.  Employee Benefits

The Gratuity Plan

The following table sets forth the funded status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheets and statements of operations.

	Year ended March 31
	2004	2003	2002*
	(US$ in thousands)
Accumulated benefit obligation	$1,948	$1,257	$652

Change in projected benefit obligation Projected benefit obligation at beginning of the period	2,481	1,536	1,179
Service cost	889	623	609
Interest cost	203	156	124
Actuarial loss (gain)	300	144	(41)
Benefits paid	(155)	(25)	(12)
Effect of exchange rate changes	307	47	(63)

Projected benefit obligation at end of the period	4,025	2,481	1,796

Change in plan assets
Fair value of plan assets at beginning of the period	—	—	39
Actual return on plan assets	—	—	6
Employer contribution	162	24	46
Benefits paid from plan assets	(162)	(24)	(19)

Fair value of plan assets at end of the period	—	—	72

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	Year ended March 31
	2004	2003	2002*
	(US$ in thousands)
Funded status of the plans	(4,025)	(2,481)	(1,724)
Unrecognized transition obligation	3	11	22
Unrecognized net actuarial loss (gain)	1,221	339	211
Amount recognized during the period	(4)	(3)	(11)

Accrued benefit cost	$(2,805)	$(2,134)	$(1,502)

*	The financial information above includes Sify for fiscal 2002 only.

The components of net gratuity costs are reflected below:

Service cost	889	$623	$609
Interest cost	203	156	124
Expected returns on plan assets	—	—	5
Amortization	12	11	11
Amount recognized during the period	8	3	11

Net gratuity costs	$1,112	$793	$760

Weighted-average assumptions used to determine benefit obligations:

	As of March 31,
	2004	2003	2002
Discount rate	7.0%	8.0%	10.0%
Long-term rate of compensation increase	7.0%	7.0%	9.0%

Weighted-average assumptions used to determine net periodic benefit cost:

	For the year ended March 31,
	2004	2003	2002
Discount rate	7.0%	8.0%	10.0%
Long-term rate of compensation increase	7.0%	7.0%	9.0%
Long-term rate of return on plan assets	0%	0%	0%

Cash Flows

Satyam expects to contribute US$186 thousand to its Gratuity plan during the year ending March 31, 2005. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Expected contribution
(US$ in thousands)
For the financial year ended March 31,
2006	320
2007	425
2008	569
2009	836
2010 - 2014	5,753

Provident Fund

Satyam’s contribution towards the Provident Fund amounted to US$3,360 thousand, US$ 2,633 thousand and US$2,201 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

Superannuation Plan

Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$421 thousand, US$26 thousand and US$35 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

401(k) Plan

Satyam’s matching contribution under 401(k) Plan amounted to US$403 thousand, US$569 thousand and US$345 for the years ended March 31, 2004, 2003 and 2002 respectively. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

12.  Earnings Per Share

Basic earning per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested and unexercised shares held by the SC — Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 58,200 and 1,167,380 as of March 31, 2004 and 2003. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.

In addition to the above, the unallocated shares held by SC — Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,629,480 and 1,043,440 as of March 31, 2004 and 2003 respectively.

The components of basic and diluted earnings per share were as follows:

	Year ended March 31
	2004	2003	2002
	(US$ in thousands except share data)
Net income	$111,860	$82,298	$42,357
Equity Shares:
Average outstanding shares (in thousands)	313,155	311,797	305,751
Dilutive effect of: Associate Stock Options (in thousands)	3,902	6,861	1,362

Share and share equivalents (in thousands)	317,057	318,658	307,113

Earnings per share
Basic	$0.36	$0.26	$0.14
Diluted	$0.35	$0.26	$0.14

13.  Stock-based Compensation Plans

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

ASOP B plan

In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 41,727,140 equity shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. No equity shares have been issued by Satyam Computer Services to the SC-Trust under the ASOP B.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

ASOP ADS plan

In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP(ADS) . These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS). No equity shares underlying the ADS (options) have been issued by Satyam Computer Services to the SC-Trust.

Warrant grants

During the year ended March 31, 2004, the SC-Trust issued immediately vesting warrants for 92,500 and warrants for 89,500 (net of 11,700 shares forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 44,65,271 (net of 645,528 shares forfeited) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 63,143 ADS representing 126,286 (net of 128,400 shares cancelled) shares to associates under the ASOP (ADS) plan.

During the year ended March 31, 2003, the SC-Trust issued immediately vesting warrants for 526,900 shares and warrants for 128,750 (net of 38,750 shares forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 4,269,621 (net of 1,133,723 shares forfeited) shares to the associates. During the same period warrants for 93,850 ADS representing 187,700 (net of 232,300 shares forfeited) shares to associates under the ASOP (ADS) plan.

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

Changes in number of shares representing stock options outstanding for each of the plans were as follows:

	Year ended March 31
	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP Plan	shares	Price	shares	Price	shares	Price
Balance at the beginning of the period	1,167,380	$1.31	1,924,890	$1.28	9,454,140	$1.24
Granted	193,700	$1.68	694,400	$1.52	891,680	$1.29
Exercised	(523,140)	$1.81	(1,273,000)	$1.42	(7,686,250)	$1.17
Cancelled	(11,700)	$1.90	(38,750)	$1.72	(109,620)	$1.40
Lapsed	(768,040)	$1.18	(140,160)	$1.28	(625,060)	$1.28

Balance at the end of the period	58,200	$1.99	1,167,380	$1.31	1,924,890	$1.28

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	Year ended March 31
	2004		2003		2002
	Number of	Weighted Average	Number of	Weighted Average	Number of	Weighted Average
ASOP B	shares	Exercise Price	shares	Exercise Price	shares	Exercise Price
Balance at the beginning of the period	14,464,148	$5.33	10,197,327	$5.60	5,759,209	$7.17
Granted	5,110,799	$6.33	5,403,344	$4.78	5,036,681	$4.41
Exercised	(1,418,938)	$5.09	(2,800)	$3.75	—	—
Cancelled	(645,528)	$5.53	(1,133,723)	$6.50	(598,563)	$7.87
Lapsed	—	—	—	—	—	—

Balance at the end of the period	17,510,481	$6.05	14,464,148	$5.33	10,197,327	$5.60

	Year ended March 31
	2004		2003		2002
	Number of	Weighted Average	Number of	Weighted Average	Number of	Weighted Average
ASOP (ADS)	shares	Exercise Price	shares	Exercise Price	shares	Exercise Price
Balance at the beginning of the period	2,526,550	$5.08	2,338,850	$4.97	—	—
Granted	254,686	$8.65	420,000	$5.23	2,338,850	$4.97
Exercised	(289,972)	$5.42	—	—	—	—
Cancelled	(128,400)	$5.41	(232,300)	$5.01	—	—
Lapsed	—	—	—	—	—	—

Balance at the end of the period	2,362,864	$5.92	2,526,550	$5.08	2,338,850	$4.97

Information about number of shares representing stock options outstanding:

			Outstanding			Exercisable
			Weighted Average	Weighted Average	Number of shares	Weighted Average	Number of shares
	Range of Exercise Price		Exercise Price (per	remaining	arising out of	Exercise Price (per	arising out of
Period	(per share)		share)	contractual Life	options	share)	options
Fiscal 2004	Rs.84.78 Rs.655.61	US$1.95 US$15.11	Rs.261.51 US $6.03	1.35 years	19,931,545	Rs.79.28 US$1.83	92,500
Fiscal 2003	Rs.73.80 Rs.665.61	US$1.70 US$15.34	Rs.239.36 US$5.52	1.28 years	18,158,078	Rs.71.19 US$1.64	526,900

The US$ numbers in the above tables have been translated using the closing exchange rate as of March 31, 2004 1US$= Rs.43.40

Deferred stock-based compensation

Satyam Computer Services recognized deferred stock-based compensation of US$762 thousand, US$1,745 thousand and US$1,203 thousand for the years ended March 31, 2004, 2003 and 2002 respectively. Satyam Computer Services amortized and charged to income US$1,625 thousand, US$3,380 thousand and US$10,479 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

Pursuant to APB 25, deferred-stock compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the fair value of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a straight-line basis over the vesting period of the related warrants.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

The weighted-average grant-date fair value of options granted was US$6.03, US$5.04 and US$4.21 for the years ended March 31, 2004, 2003 and 2002 respectively.

Additional Disclosure

Had compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro-forma amounts of Satyam’s net income and earnings per share would have been as follows for the years ended March 31, 2004, 2003 and 2002 respectively.

	Year ended March 31
	2004	2003	2002
	(US$ in thousands except per share data)
Net Income
- As reported	$111,860	$82,298	$42,357
Add: Charge under APB 25	1,625	3,380	10,794
Less: Charge under FAS 123	(25,231)	(23,249)	(36,410)

- Pro forma	$88,254	$62,429	$16,741

Earnings Per Share:
Basic
- As reported	$0.36	$0.26	$0.14
- Pro forma	0.28	$0.20	$0.05
Diluted
- As reported	$0.35	$0.26	$0.14
- Pro forma	0.28	$0.20	$0.05

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

The fair value of Satyam Computer Services’ stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.

The following assumptions were used:

	Year ended March 31
	2004	2003	2002
Dividend yield	0.61%	0.86%	0.52%
Expected volatility	69.00%	69.00%	75.00%
Risk-free interest rate	7.00%	9.00%	10.32%
Expected term (in years)	2.69	2.77	3.47

14. Segmental Reporting

Satyam has adopted SFAS 131; “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Up to March 31, 2003 Satyam provided segmental disclosures based on three business groups: IT services, Internet services and Products. Subsequent to March 31, 2003 executive management evaluates Satyam’s operating segments based on the following three-business groups:

•	IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet.

•	Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

•	Software Products, product development and creation of propriety software.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Satyam’s operating segment information for the years ended March 31, 2004, 2003 and 2002 based on its new segments are as follows:

Business Segments

	IT Services	BPO	Software Products	Elimination	Consolidated totals
	(US$ in thousands)
For the year ended March 31, 2004
Revenue – External customers	$565,028	$1,293	$51	—	$566,372
Revenue – Inter-segment	405	1,097	72	$(1,574)	—

Total Revenues	565,433	2,390	123	(1,574)	566,372

Operating income / (loss)	125,402	(4,055)	(198)	—	121,149
Equity in earnings / (losses) of associated companies, net of taxes	(2,631)	—	—	—	(2,631)
Net income / (loss)	116,195	(4,140)	(195)	—	111,860
Segment assets	719,262	9,897	34	(15,425)	713,768
Depreciation, amortization and impairment of goodwill	24,006	388	3	—	24,397
Capital expenditures for long-lived assets	15,628	2,436	—	—	18,064

For the year ended March 31, 2003
Revenue – External customers	$458,336	—	$871	—	$459,207
Revenue – Inter-segment	—	—	253	$(253)	—

Total Revenues	458,336	—	1,124	(253)	459,207

Operating income / (loss)	83,407	—	232	—	83,639
Equity in earnings / (losses) of associated companies, net of taxes	(3,339)	—	—	—	(3,339)
Net income / (loss)	82,066	—	232	—	82,298
Segment assets	590,432	—	1,036	(29,774)	561,694
Depreciation and amortization of other intangible assets	37,102	—	75	—	37,177
Capital expenditures for long-lived assets	11,015	—	1	—	11,016

For the year ended March 31, 2002
Revenue – External customers	$413,906	—	$585	—	$414,491
Revenue – Inter-segment	18	—	284	$(302)	—

Total Revenues	413,924	—	869	(302)	414,491

Operating income / (loss)	(60,883)	—	(2,630)	—	(63,513)
Equity in earnings / (losses) of associated companies, net of taxes	(25,401)	—	—	—	(25,401)
Net income / (loss)	44,987	—	(2,630)	—	42,357
Segment assets	548,831	—	754	(34,083)	515,502
Depreciation and amortization of other intangible assets	135,933	—	385	—	136,318
Capital expenditures for long-lived assets	30,665	—	(1,001)	—	29,664

The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Geographic Information

The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

	Year ended March 31,
	2004		2003		2002
	Revenues from	Long-lived	Revenues from	Long-lived	Revenues from	Long-lived
	external customers	assets	external customers	assets	external customers	assets
	(US$ in thousands)
North America	$414,944	$3,973	$335,930	$3,939	$298,458	$4,280
Europe	77,790	531	53,265	579	39,202	657
India	16,050	77,446	27,911	77,785	32,089	132,428
Japan	11,108	227	10,473	348	9,152	348
Rest of the World	46,480	1,825	31,628	693	35,590	491

Total	$566,372	$84,002	$459,207	$83,344	$414,491	$138,204

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment.

15. Related Party Transactions

Related party transactions comprise of

	Year ended March 31
	2004	2003	2002
	(US$ in thousands)
Infrastructure and other services provided by Satyam to
Sify, its subsidiaries and associated companies	$72	$68	$1,078
Satyam Venture	1,225	875	928
Satyam GE	—	9	142

Total	$1,297	$952	$2,148

Services/Interest received by Satyam from
Sify, its subsidiaries and associated companies	$1,439	$245	$47
Satyam Venture	5,338	357	—

Total	$6,777	$602	$47

The balances receivable from and payable to related parties are as follows:

	As of March 31
Amount due from/(to) associated companies	2004	2003
	(US$ in thousands)
Sify, its subsidiaries and associated companies	$(257)	$(78)
Satyam Venture	(1,345)	(69)

Total	$(1,602)	$(147)

16. Shareholders’ Equity and Dividends

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

b) Dividends

Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval.

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

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Under Indian GAAP the net income available for distribution to equity shareholders was US$128,063 thousand, US$64,680 thousand and US$92,029 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

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

17. Goodwill

Goodwill consists of:

	As of March 31
	2004	2003
	(US$ in thousands)
Goodwill
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	$23,702	$21,642
Satyam Manufacturing Technologies Inc.	3,685	3,365

Total	27,387	25,007
Less: Accumulated amortization	(11,851)	(10,821)

Goodwill, net	$15,536	$14,186

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and currently primarily relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited by Satyam Computer Services.

Goodwill is tested when circumstances indicate that the carrying amount may not be recoverable as provided under FAS 142. Based on these tests there is no impairment of goodwill during the years ended March 31, 2004 and 2003. However there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

18. Contingencies and Commitments

a) Funding and Warrant commitments — Nipuna

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the Preference Shares. Further Satyam Computer Services is required to subscribe to Convertible Debentures amounting to US$20 million based on certain provisions in the agreement. These convertible debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.

Satyam Computer Services, Nipuna and the Investors have also entered into a Warrant Agreement whereby Nipuna agrees to issue to the Investors warrants in consideration of and based upon the referral revenues received by Nipuna or its Subsidiaries at any time during the period commencing from the date of initial closing and ending in June 2007 from business referred to Nipuna or its Subsidiaries by an Investor or its Affiliates. The Investors have rights to purchase from Nipuna Ordinary Shares which, upon issuance, would constitute 7.5% of the then outstanding equity share capital of the Company on a fully diluted basis during the exercise period at the price per share then in effect and subject to other terms and conditions set forth in the agreement.

b) Bank guarantees

Bank guarantees outstanding are US$5,344 thousand and US$3,503 thousand as of March 31, 2004 and 2003 respectively. Bank guarantees are generally provided to government agencies, primarily to the Telegraph Authorities as security for compliance with and performance of terms and conditions contained in the Internet Service Provider license granted to Sify and Videsh Sanchar Nigam Limited, towards the supply and installation of an electronic commerce platform respectively. Satyam also provides guarantees to Excise and Customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

c) Capital commitments

Contractual commitments for capital expenditure pending execution were US$4,414 thousand and US$4,441 thousand as of March 31, 2004 and 2003 respectively.

Contractual commitments for capital expenditures are relating to acquisition of premises, equipment and new network infrastructure.

d) Operating lease

Satyam has certain operating leases for office premises and guesthouses. Most of the operating leases provide for increased rent through increases in general price levels. Rental expense for operating leases amounted to US$9,110 thousand, US$8,735 thousand and US$9,243 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

Future minimum annual lease commitments, including those leases for which renewal options may be exercised as of March 31, 2004 are US$1,877 thousand in fiscal 2005, US$1,756 thousand in fiscal 2006, US$1,798 thousand in fiscal 2007, US$1,091 thousand in fiscal 2008 and US$1,333 thousand thereafter.

19. Concentration of Credit Risk

Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Year ended March 31
	2004	2003	2002
Revenues generated from top two customers
Customer I	14.28%	16.14%	18.26%
Customer II	9.92%	8.71%	6.93%
Total revenues from top five customers	36.45%	38.41%	38.40%

20. Financial Instruments

Forward Contracts

Satyam Computer Services enters into forward foreign exchange contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as non-material. The aggregate contracted principal amounts of Satyam Computer Services’s foreign exchange forward contracts (sell) outstanding amounted to US$44,500 thousand and US$4,000 thousand as of March 31, 2004 and 2003. Gains on foreign exchange forward contracts which are included under the head other income/expense in the statement of operations amounted to US$2,361 thousand (US$435 thousand on outstanding forward contracts), US$56 thousand (US$43 thousand on outstanding forward contracts)and US$Nil for the years ended March 31, 2004, 2003 and 2002 respectively. The outstanding forward exchange contracts as of March 31, 2004 mature between one to nine months.

Fair value

The carrying amounts reported in the balance sheets for cash and cash equivalents, investments in bank deposits trade and other receivables, investments, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates was US$4,189 thousand and US$4,081 thousand as of March 31, 2004 and 2003 respectively as compared to the carrying amounts of US$4,182 thousand and US$4,074 thousand as of March 31, 2004 and 2003 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

21. Schedules of Balance sheet

a) Cash and Cash Equivalents

The cash and cash equivalents consist of:

	As of March 31
	2004	2003
	(US$ in thousands)
Cash and bank balances	$80,676	$53,133
Cash equivalents	6,054	9,069

Cash and cash equivalents	$86,730	$62,202

b) Accounts Receivable

Accounts receivable consist of:

	As of March 31
	2004	2003
	(US$ in thousands)
Customers (trade)	$147,142	$105,477
Related parties	615	467
Less: Allowance for doubtful debts	(13,930)	(9,180)

Accounts receivable	$133,827	$96,764

The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

c) Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consist of:

	As of March 31
	2004	2003
	(US$ in thousands)
Interest accrued on bank deposits	$21,074	—
Prepaid expenses	$3,887	$2,725
Directors liability insurance	418	608
Advance for expenses	4,614	2,707
Loans and advance to employees	2,892	2,183
Other advances and receivables	1,616	2,019
Less: Allowance for doubtful advances	(1,596)	(1,201)

Prepaid expenses and other receivables	$32,905	$9,041

Prepaid expenses principally include the un-expired portion of annual rentals paid to the Department of Telecommunications, Ministry of Communications, and the Government of India for use of leased telecommunication lines, Satellite link charges, and insurance premiums.

d) Other Assets

Other assets consist of:

	As of March 31
	2004	2003
	(US$ in thousands)
Interest accrued on bank deposits	—	$3,891
Deposits	6,901	4,396
Loans and advances to employees due after one year	902	866
Deferred taxes on income	443	2,696
Others	1,599	751
Less: Allowance for doubtful deposits/advances	(1,571)	(1,434)

Other Assets	$8,274	$11,166

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$294 thousand and US$81 thousand as of March 31, 2004 and 2003 respectively. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

e) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of:

	As of March 31
	2004	2003
	(US$ in thousands)
Accrued expenses	$21,791	$17,181
Unclaimed dividend	827	567
Provision for taxation, net of payments	8,630	16,086
Provision for gratuity and leave encashment	4,935	2,737
Deferred taxes on income	1,975	1,686
Others	8,516	5,787

Accrued expenses and other current liabilities	$46,674	$44,044

22. Restatement of financial statements

Satyam has restated beginning shareholder’s equity as of March 31, 2001 and shareholder’s equity and net income as of and for the years ended March 31, 2003 and 2002, to reflect the impact on deferred tax liabilities and income taxes of Satyam’s equity in the losses of Sify. Such impact was not previously recognized. The effects of these adjustments are as follows:

	As of March 31,
	2003	2002	2001
	(US$ in thousands)

Shareholder’s equity as previously reported	$460,668	$369,842	$194,695
Reduction in deferred tax liabilities	27,048	24,522	8,057
Shareholder’s equity as restated	$487,716	$394,364	$202,752

	For the year ended March 31,
	2003	2002
	(US$ in thousands except per share data)
Net income as previously reported	$79,772	$25,892
Income tax benefit	2,526	16,465
Net income as restated	$82,298	$42,357
Basic Earning per Share as previously reported	0.26	0.08
Income tax benefit	0.01	0.06
Basic Earning per Share as restated	0.27	0.14
Diluted Earning per Share as previously reported	0.25	0.08
Income tax benefit	0.01	0.06
Diluted Earning per Share as restated	0.26	0.14

Satyam recognized a deferred tax liability of US$ 36,920 thousand as at March 31, 2001 for the outside basis difference between the book carrying value and tax basis of its investment in Sify. This outside basis difference was generated from the increase in the book carrying value of Satyam’s investment in Sify resulting from Sify’s issuance of its shares to third parties. In subsequent periods, Satyam recognized its equity in the losses of Sify as a reduction in the book carrying value of its investment and as a charge to the income statement. However, Satyam did not recognize the tax benefit resulting from the decrease in the outside basis difference deferred tax liability.