Form 20-F/A
period 2004-03-31
SATYAM COMPUTER SERVICES LTD
filed 2004-07-26
CIK 1106056

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(AMENDMENT NO. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from ______ to ______

For the fiscal year ended March 31, 2004	Commission file number 001-15190

Satyam Computer Services Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A	Republic of India
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

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

ITEM 19. EXHIBITS
SIGNATURES
CHIEF EXECUTIVE OFFICER CERTIFICATION
CHIEF FINANCIAL OFFICER CERTIFICATION
Ex-10.1 Consent of Independent Auditors
Ex-99.1 Certification of Chief Executive Officer
Ex-99.2 Certification of Chief Financial Officer

EXPLANATORY NOTE

     This Form 20-F/A for the fiscal year ended March 31, 2004, is being filed solely to file a revised Report of Price Waterhouse, Independent Auditors and the associated consents and certifications. The attached Report of Price Waterhouse is addressed to our shareholders as well as our Board of Directors and includes the following language duly underlined and italicized which was inadvertently omitted from the Report of Price Waterhouse in the previously filed Form 20-F:

     “In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.”

     “An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.”

     We have no further changes to the previously filed Form 20-F. All information in this Form 20-F/A is as of June 29, 2004 (the date of the initial Form 20-F filing), and does not reflect, unless otherwise noted, any subsequent information or events other than the change mentioned above.

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

8.1	List of Subsidiaries. (4)
10.1	Consent of Price Waterhouse, Independent Auditors. (5)
99.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act. (5)
99.2	Certification of Financial Officer under Section 906 of the Sarbanes-Oxley Act. (5)

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-13464) filed on May 7, 2001 and incorporated herein by reference.
(2)	Previously filed as an exhibit to our Form 20-F (File No. 001-15190) filed on August 13, 2001 and incorporated herein by reference.
(3)	Previously furnished by Sify Limited to the Commission as an exhibit to Form 6-K (file No. 00027-663) on October 10, 2002 and incorporated herein by reference.
(4)	Previously filed as an exhibit to our Form 20-F (File No. 001-15190) filed on June 29, 2004 and incorporated herein by reference.
(5)	Filed herewith.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and authorized the undersigned to sign this annual report on its behalf.

SATYAM COMPUTER SERVICES LIMITED
	By:	/s/ B. Rama Raju Name: B. Rama Raju Title: Managing Director and Chief Executive Officer
	By:	/s/ Srinivas V Name: Srinivas V Title: Director and Senior Vice President & Chief Financial Officer
Date: July 26, 2004

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, B. Rama Raju, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Satyam Computer Services Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

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

Dated this July 26, 2004.

By: /s/ B. Rama Raju Managing Director and Chief Executive Officer

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Srinivas V., certify that:

1.	I have reviewed this annual report on Form 20-F/A of Satyam Computer Services Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

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

Dated this July 26, 2004.

By: /s/ Srinivas V. Director and Senior Vice President & Chief Financial Officer