Form 20-F
period 2005-03-31
SATYAM COMPUTER SERVICES LTD
filed 2005-04-28
CIK 1106056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to

For the fiscal year ended March 31, 2005	Commission file number 001-15190

Satyam Computer Services Limited
(Exact Name of Registrant as Specified in Its Charter)

N/A (Translation of Registrant’s Name Into English)	Republic of India (Jurisdiction of Incorporation or Organization)

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
None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 317,840,951 equity shares, including 34,016,154 underlying equity shares for 17,008,077 ADSs, were issued and outstanding as of March 31, 2005.

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

     Unless otherwise stated in this Annual Report or unless the context otherwise requires, references in this Annual Report on Form 20-F, or “Annual Report”, to “we,” “our,” “us,” “Satyam” and “our company” are to Satyam Computer Services Limited and its consolidated subsidiaries and other consolidated entities.

     In this Annual Report, references to “US”, “Dollars” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

     For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all.

     Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate in the City of New York on March 31, 2005 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2005 was Rs. 43.62 per $1.00.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

     You should read the following selected consolidated historical financial data in conjunction with our financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The statement of operations data for the five years ended March 31, 2005 and the balance sheet data as of March 31, 2005, 2004, 2003, 2002 and 2001 are derived from our consolidated audited financial statements including the notes, which have been prepared and presented in accordance with U.S. GAAP. The statement of operations data for the three years ended March 31, 2003 and the balance sheet data as of March 31, 2003, 2002 and 2001 presented below is as restated to give effect to the restatement of shareholders’ equity and net income described below. As of December 9, 2002, we ceased to hold a controlling interest in Sify Limited, or Sify, and subsequently changed the method of accounting for our interest in Sify from the consolidated accounting method to the equity method. Consequently, financial data as of March 31, 2005, 2004 and 2003 and for the year ended March 31, 2005 and 2004 reflect our interest in Sify accounted for under the equity method and are not comparable to the financial data as of March 31, 2002 and 2001 and for the years ended March 31, 2003, 2002 and 2001 which reflect our interest in Sify accounted for on a consolidated basis.

	Year Ended March 31,
	2005	2004	2003	2002	2001
	(dollars in thousands, except per share and per ADS data, or as stated otherwise)
Statement of operations data
Revenues:
IT services	$786,684	$565,028	$458,336	$413,906	$310,307
BPO	6,913	1,293	—	—	—
Software products	—	51	871	585	—

Total revenues	793,597	566,372	459,207	414,491	310,307
Cost of revenues(1)	(506,776)	(343,596)	(275,219)	(240,304)	(208,121)

Gross profit	286,821	222,776	183,988	174,187	102,186
Operating expenses:
Selling, general and administrative expenses(2)	(124,325)	(101,627)	(116,893)	(139,588)	(124,100)
Amortization of goodwill	—	—	—	(16,997)	(24,728)
Impairment of goodwill	—	—	—	(81,115)	—
Impairment of other non-marketable investments	—	—	(3,299)	—	—
Reversal of put option charge	—	—	19,843	—	—

Total operating expenses	(124,325)	(101,627)	(100,349)	(237,700)	(148,828)

Operating income/(loss)	162,496	121,149	83,639	(63,513)	(46,642)
Interest income	22,339	20,309	7,158	3,806	5,732
Interest expense	(458)	(471)	(800)	(2,856)	(9,632)
Gain on sale of shares in associated companies/ other investments	66	2,652	830	45,594	—
Gain/(loss) on foreign exchange transactions	(4,611)	(8,874)	(4,757)	10,813	5,816
Other income/(expenses), net	326	2,270	(1,746)	1,277	646

Income/(loss) before income taxes, minority interest and equity in earnings/ (loss) of associated companies	180,158	137,035	84,324	(4,879)	(44,080)
Income taxes	(25,304)	(22,544)	(9,769)	(769)	2,346
Minority interest	—	—	11,082	73,406	25,772

Income before equity in earnings/(losses) of associated companies	154,854	114,491	85,637	67,758	(15,962)
Equity in earnings/ (losses) of associated companies, net of taxes	(1,094)	(2,631)	(3,339)	(25,401)	(5,467)

Net income (loss)	$153,760	$111,860	$82,298	$42,357	($21,429)

Earnings (loss) per share:
Basic	$0.49	$0.36	$0.26	$0.14	($0.08)
Diluted	0.48	0.35	0.26	0.14	(0.08)
Earnings (loss) per ADS:
Basic	0.98	0.71	0.53	0.28	(0.16)
Diluted	0.96	0.71	0.52	0.28	(0.16)
Weighted average equity shares used in computing earnings per shares (in thousands):
Basic	316,184	313,155	311,797	305,751	269,943
Diluted	323,569	317,057	318,658	307,113	269,943
Weighted average equity shares used in computing earnings per ADS:
Basic	158,092	156,578	155,899	152,875	134,972
Diluted	161,785	158,529	159,329	153,556	134,972
Cash dividend per equity share	0.12	0.08	0.03	0.02	0.02
Cash dividend per ADS	0.24	0.17	0.06	0.02	—

(1)	Inclusive of stock-based compensation expense of $775 thousand, $853 thousand, $1,591 thousand, $7,212 thousand and $31,336 thousand in fiscal 2005, 2004, 2003, 2002 and 2001 respectively.
(2)	Inclusive of stock-based compensation expense of $1,193 thousand, $772 thousand, $2,930 thousand, $3,582 thousand and $14,782 thousand in fiscal 2005, 2004, 2003, 2002 and 2001 respectively.

	As at March 31
	2005	2004	2003	2002	2001
	(dollars in thousands)
Balance sheet data
Cash and cash equivalents	$129,815	$86,730	$62,202	$243,454	$66,068
Investments in bank deposits	411,623	332,133	259,359	—	—
Total assets	884,126	713,768	561,694	515,502	481,099
Total long-term debt, excluding current portion	1,137	1,826	1,738	2,712	9,625
Preferred stock of subsidiary	20,000	10,000	—	—	—
Total shareholders’ equity	767,924	633,889	487,716	394,364	202,752
Capital stock(1)	449,495	431,654	421,567	419,076	257,597

(1)	Includes common stock and additional paid-in capital but excludes shares held by Satyam Associate Trust.

SFAS 142 pro forma disclosure

     Effective April 1, 2002, Satyam adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets. Due to the adoption of SFAS 142, Satyam ceased amortizing goodwill. The effect of this accounting change is reflected prospectively. The following pro forma disclosure presents the impact of SFAS 142 on net income/(loss), net income/(loss) per share, and the related tax effect had the standard been in effect for the years ended March 31, 2002 and 2001:

	Year Ended March 31
	2002	2001
	(dollars in thousands except
	per share amounts)
Reported net income/(loss)	$42,357	$(21,429)
Add:
Goodwill amortization	16,997	24,728
Amortization of excess of cost of investment over equity in net assets of associated companies	3,639	4,402

Adjusted net income	$62,993	$7,701

Basic and diluted earnings per share:
As reported	$0.14	$(0.08)
As adjusted	0.21	0.03

     Risk Factors

     Any investment in our ADSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this Annual Report, before you decide to buy our ADSs. If any of the following risks actually occur, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Our Overall Operations

Our revenues and profitability are difficult to predict and can vary significantly from period to period which could cause our share price to decline significantly.

     Our revenues and profitability have grown rapidly in recent years and may fluctuate significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. The quarterly fluctuation of revenues is primarily because we derive our revenues from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ several people for only a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. Furthermore, increasing wage pressures, employee attrition, pressure on billing rates, the time and expense needed to train and productively utilize new employees and changes in the proportion of services rendered offshore can affect our profitability in any period. There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include (i) the duration of tax holidays or tax exemptions and the availability of other Government of India incentives; (ii) currency fluctuations, particularly when the rupee appreciates in value against the U.S. dollar, since the majority of our revenues are in U.S. dollars and a significant part of our costs are in rupees; and (iii) other general economic and political factors. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business. If this were to occur, the share price of our equity shares and our ADSs would likely decline significantly.

Any inability to manage our rapid growth could disrupt our business and reduce our profitability.

     We have experienced significant growth in recent periods. In fiscal 2005 our total revenues increased by 40.1% as compared to fiscal 2004, and in fiscal 2004 our total revenues increased by 23.3% as compared to fiscal 2003. As of March 31, 2005, we had 20,690 employees (including employees of Nipuna), whom we refer to as associates, worldwide as compared to 14,456 associates as of March 31, 2004. In addition, we are continuing our geographical expansion. We have five offshore facilities in India and 15 overseas facilities located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. In addition, we have 17 sales and marketing offices located in Canada, Germany, Italy, the Netherlands, Spain, Sweden, United Kingdom and United States and 14 sales and marketing offices located in the rest of the world.

     We expect our growth to place significant demands on our management and other resources and to require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	providing adequate training and supervision to maintain our high quality standards;

•	preserving our culture and values and our entrepreneurial environment; and

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems.

     Our inability to manage our growth effectively could disrupt our business and reduce our profitability.

The current economic environment, pricing pressure and rising wages in India have negatively impacted our revenues and operating results.

     Spending on IT in most parts of the world has recently increased after a two-year decreasing trend due to a challenging global economic environment. We do experience pricing pressures from our customers, which can negatively impact our operating results. If economic growth slows, our utilization and billing rates for our associates could be adversely affected which may result in lower gross and operating profits.

     Wage costs in India, including in the IT services industry, have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, large companies are establishing offshore operations in India, resulting in wage pressures for Indian companies, which may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased cost of IT professionals, particularly project managers and other mid-level professionals. In addition, India has shown the highest average wage increases in the Asia-Pacific region in 2004, particularly in the technology sector. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. Compensation increases may result in a material adverse effect on our financial performance.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

     The IT services market is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet customer needs and complement our offerings of end-to-end IT services. For example, we have invested significant resources in research and development efforts, such as in our enterprise business solution laboratory and grid computing laboratory, in order to continually develop capabilities to provide new services to our customers. Should we fail to develop such capabilities on a timely basis to keep pace with the rapidly changing IT market or if the services or technologies that we develop are not successful in the marketplace, our business and profitability will suffer and it is unlikely that we would be able to recover our research and development costs. Moreover, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Our revenues are highly dependent on customers primarily located in the United States and customers concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States and our customers’ industries may affect our business.

     In fiscal 2005, 2004 and 2003, approximately 68.3%, 73.3% and 73.2%, respectively, of our total revenues were derived from the United States. For the same periods, we earned 29.2%, 32.0% and 33.0% of our IT revenues from the manufacturing industry and 17.8%, 18.3% and 21.3%, of our IT revenues from the banking and finance industry respectively. If the current economic recovery in the United States does not continue, our customers may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the manufacturing or banking and finance industries, or significant consolidation in these industries, or other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.

     Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. In the United States, in particular, there has been increasing political and media attention on these issues following the growth of offshore outsourcing. Any changes in existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, which is the largest market for our services. In the last two years, some U.S. states have proposed legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States or have enacted laws that limit or discourage such outsourcing. Such laws restrict our ability to do business with U.S. government- related entities. It is also possible that U.S. private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain projects. Any of these events could adversely affect our revenues and profitability.

We face intense competition in the IT services and BPO markets which could prevent us from attracting and retaining customers and could reduce our revenues.

     The markets for IT services and BPO are rapidly evolving and highly competitive, and we expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

•	consulting firms such as Accenture, BearingPoint, Capgemini and Deloitte Consulting;

•	divisions of large multinational technology firms such as Hewlett-Packard and IBM;

•	IT outsourcing firms such as Computer Sciences Corporation, Electronic Data Systems and IBM Global Services; and

•	offshore IT services firms such as Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Limited.

     We also compete with software firms such as Oracle and SAP, service groups of computer equipment companies, in-house IT departments of large corporations, programming companies and temporary staffing firms. Nipuna, through which we provide BPO services, faces competition from firms like Progeon Limited and Wipro BPO, formerly known as Wipro Spectramind.

     In addition, we have agreed not to compete with Nipuna as part of the investor rights and securities subscription agreements which we have entered into with Nipuna’s two other investors. Pursuant to these agreements, we and our affiliates are restricted from engaging in activities that are or could directly or indirectly be competitive with the business of Nipuna. Such activities include among others providing BPO, soliciting existing or prospective customers of Nipuna to obtain the services offered by Nipuna from other service providers and investing in companies engaged in the same or similar business as Nipuna. These non-compete restrictions apply until the investors redeem all of their preference shares in Nipuna or their equity interest in Nipuna falls below 5% after an initial public offering. As a consequence, we currently offer and plan to continue to offer BPO services only through Nipuna. We cannot assure you that these non-compete restrictions will not adversely affect our ability to attract and retain customers in this competitive market or that they will not adversely affect our revenues. See “Business — BPO Services and Nipuna.”

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

     We derive a significant portion of our revenues from a limited number of corporate customers. In fiscal 2005, 2004 and 2003, our largest customer together with its affiliates, accounted for 10.8%, 14.3% and 16.1%, respectively, of our total revenues. In fiscal 2005, 2004 and 2003, our second largest customer accounted for 7.4%, 9.9% and 8.7%, respectively, of our total revenues. In fiscal 2005, 2004 and 2003, our five largest customers accounted for 29.2%, 36.4% and 38.4%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers.

     There are a number of factors other than our performance that could cause the loss of a customer and that may not be predictable. In certain cases, we have significantly reduced the services provided to a customer when the customer either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Some customers could also potentially develop competing offshore IT centers in India and as a result, work that may otherwise be outsourced to us may instead be performed in-house. Reduced technology spending in response to a challenging economic or competitive environment may also result in lower revenues or loss of a customer. If we lose one of our major customers or one of our major customers significantly reduces its volume of business with us, our revenues and profitability could be reduced.

Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.

     As a core element of our business strategy, we offer a portion of our services on a fixed-price basis, along-with a time-and-materials basis. In fiscal 2005, 2004 and 2003, we derived 34.2%, 31.7% and 27.5%, respectively, of our IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. We may also have to pay damages to our customers for completion delays. Many of these project risks may be beyond our control. Our failure to accurately estimate the resources and time required for a project, future wage inflation and currency exchange rates, or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.

     Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty. Any failure to meet a customer’s expectations could result in a cancellation or non-renewal of a contract. Additionally, our contracts with customers are typically limited to a specific project and not any future work. A number of our multi-year contracts are due for renewal in the coming fiscal year, and we cannot assure you that our customers will choose to renew such contracts for a similar or longer duration, on terms as favorable as their current terms or at all. Other than our performance, there are also a number of factors not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house or to one of our competitors, or replace their existing software with packaged software supported by licensors, any of which could reduce our revenue and profitability.

A number of our customer contracts are conditioned upon our performance, which, if unsatisfactory, could result in less revenues than previously anticipated.

     We are considering the viability of introducing performance-based or variable-pricing contracts. Should we increase our use of value-based pricing terms, it will become more difficult for us to predict the revenues we will receive from our customer contracts, as such contracts would likely contain a higher number of contingent terms for payment of our fees by our customers. Our failure to meet contract goals or a customer’s expectations in such performance-based contracts may result in lower revenues, and a less profitable or an unprofitable engagement.

Some of our multi-year customer contracts contain certain provisions which, if triggered, could result in lower future revenues and profitability under the contract.

     Some of our multi-year customer contracts contain benchmarking provisions, most favored customer clause and/or provisions restricting personnel from working on projects of our customers’ competitors. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services with that of an agreed list of other service providers for comparable services. Based on the results of the benchmarking study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the services we provide or to reduce the pricing for services to be performed under the balance term of the contract, which may result in lower future revenues and profitability under the contract.

     Most favored customer clauses generally provide that if, during the term of the contract, we were to offer similar services to any other customers on terms and conditions more favorable than those provided in such contract, we would be obligated to offer equally favorable terms and conditions to the customer. As pricing pressures increase, some customers may demand price reductions or other pricing incentives. Any pricing reduction agreed to in a subsequent contract may require us to offer equally favorable terms to other customers with whom we have a most favored contract under the remaining term of contracts with those customers which may result in lower future revenues and profitability.

     A number of our customer contracts provide that, during the term of the contract and for a certain period thereafter ranging from six to twelve months, we may not provide similar services to any of their competitors using the same personnel. This restriction may hamper our ability to compete for and provide services to customers in the same industry, which may result in lower future revenues and profitability.

We may be unable to attract skilled professionals in the competitive labor market.

     Our ability to execute projects and to obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services that we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In fiscal 2005, 2004 and 2003, we experienced associate attrition in the IT services segment at a rate of 16.5%, 17.5% and 15.6%, respectively. Any increase in our attrition rates, particularly the attrition rate of experienced software engineers, project managers and project leaders, could harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and retrain our technical associates to keep pace with continuing changes in evolving technologies and changing customer preferences. Should we be unable to successfully recruit, retain, redeploy or retrain our technical associates, we may become less attractive to potential customers and may fail to satisfy the demands of existing customers, which would result in a decrease in revenues and profitability.

We dedicate significant resources to develop international operations which may be more difficult to manage and operate.

     In addition to our offshore IT centers in India, we have established IT centers in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States and plan to open additional international facilities. Because of our limited experience in managing and operating facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with local conditions or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture.

We are investing substantial cash assets in new facilities and physical infrastructure and our profitability could be reduced if our business does not grow proportionately.

     As of March 31, 2005 we had contractual commitments of approximately $8.8 million for capital expenditures, and we estimate spending a further $50 million until March 2006. We may encounter cost overruns or project delays in connection with new facilities. These expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

Restrictions on immigration may affect our ability to compete for and provide services to customers in the United States and in other countries, which could hamper our growth and cause our revenues to decline.

     The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the customer’s location which is typically outside India. The ability of our associates to work in the United States, Europe and in other countries outside India depends on the ability to obtain the necessary visas and work permits. As of March 31, 2005, the majority of our associates located outside India were in the United States and held either H-1B visas, allowing the employee to remain in the United States during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas, allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. In 2000, the United States temporarily increased the annual limit for H-1B visas to 195,000; however, this increase expired in 2003 and the limit was returned to 65,000 annually. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. For example, the recent 2005 Appropriations Bill further precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation and to comply with other legal requirements including labor certifications as a condition to obtaining or maintaining work visas for our associates working in the United States. The CIS announced on October 1, 2004 that it had received on the first day of the new government fiscal year sufficient applications to fill up all 65,000 visas that were available for the year. In November 2004, the United States Congress passed a measure that would increase the number of available H-1B visas for 2004 to 85,000. This legislation, when effective, is expected to increase the H1-B visa quota by approximately 20,000 visas but these visas would only be available to skilled workers who possess a Master’s or higher degree from educational institutions in the United States. The increase is expected to be fully utilized and may not be extended to future years.

     Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our employees. Our reliance on work visas for a significant number of employees makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with associates who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our employees or may encounter delays or additional costs in obtaining or maintaining the condition of such visas.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

     We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, we have recently announced a proposed strategic acquisition of Citisoft, plc. (see “Item 4. Information on the Company — Business Overview”). It is possible that we may not be able to identify suitable acquisitions targets and candidates for strategic investments or partnerships, or if we do identify such targets or candidates, we may not be able to complete those transactions on terms commercially acceptable to us, or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

     If we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. In some cases, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

     Other than the proposed Citisoft plc acquisition referred to above, as of the date of this document, we have no agreements or understanding to enter into any material acquisition, investment, partnership, joint venture or alliance.

     We may make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results.

System failure could disrupt our business.

     To deliver our services to our customers, we must maintain a high speed network of satellite, fiber optic and land lines and an active voice and data communications 24 hours a day between our main offices in Hyderabad, our other IT centers in India and globally and the offices of our customers worldwide. Any systems failure or a significant lapse in our ability to transmit voice and data through satellite and telephone communications could result in lost customers and curtailed operations which would reduce our revenue and profitability.

We may be liable to our customers for damages caused by disclosure of confidential information or system failure.

     We are often required to collect and store sensitive or confidential customer and consumer data. Many of our customer agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our customers or from our customers’ clients for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential customer and consumer data, whether through breach of our computer systems, system failure or otherwise, could damage our reputation and cause us to lose customers. Many of our contracts involve projects that are critical to the operations of our customers’ businesses and provide benefits which may be difficult to quantify. Any failure in a customer’s system or breaches of security could result in a claim for substantial damages against us, regardless of our alleged responsibility for such failure. Generally, we attempt to limit our contractual liability for consequential damages in rendering our services, however these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. In respect of some of our contracts, we sub-contract a part of the work to certain sub-contractors. We are liable to our customers for any breach or non-performance by our sub-contractors under the sub-contracts. We maintain general liability insurance coverage, including coverage for errors and omissions, however this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Further, an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results and profitability.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

     We are highly dependent on the senior members of our management team. Our future performance will be affected by any disruptions in the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel, except for our chief executive officer. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any member of our senior management team or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our insiders are significant shareholders, are able to control the election of our board and may have interests which conflict with those of our shareholders or holders of our ADSs.

     Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate approximately 9.4% of our outstanding equity shares as of March 31, 2005. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions. These insider shareholders may exercise control even if they are opposed by our other shareholders. Without the consent of these insider shareholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to the Company and all of the shareholders.

Our financial results are impacted by the financial results of entities that we do not control.

     As of March 31, 2005, we have a significant, non-controlling interests in Sify, Satyam Venture Engineering Services Private Limited, or Satyam Venture, and CA Satyam ASP Private Limited, or CA Satyam, that are accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as “Equity in earnings (losses) of associated companies, net of taxes” a pro-rata portion of the financial results of any such company in our statement of operations even though we do not control such company but have the ability to exercise certain influence over their operating and financial policies. Thus, our reported results of operations can be significantly higher or lower depending on the results of Sify, Satyam Venture and CA Satyam or other companies in which we may make similar investments even though we may have only a limited ability to influence their activities. We may also be required to record additional impairment charges in their carrying value if we deem the investment to be impaired due to adverse events, many of which are outside of our control, on their business, results of operations and financial condition in future periods. Currently, we make estimates in the preparation of financial statements including the utility of goodwill. Changes in such estimates resulting from events, many of which are outside of our control, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares. Our financial statements do not reflect any amortization of goodwill in fiscal 2005, 2004, and 2003, respectively.

The value of our interest in Sify and our subsidiaries may decline.

     As of March 31, 2005, we held 11,182,600 equity shares of Sify, representing 31.6% of its outstanding shares. Sify’s ADSs are listed for trading on the Nasdaq National Market under the symbol “SIFY”; however, we do not know whether Sify will be able to retain this listing in the future. The market price of Sify’s ADSs has been highly volatile, ranging from a high of $452 per ADS to a low of $0.88 per ADS from its initial public offering in October 1999 through March 31, 2005, and may continue to fluctuate widely. Any decline in the market price of Sify’s ADSs is likely to cause the value of the equity shares of Sify which we hold to decline. We hold our interest in Sify in the form of equity shares for which there is no market and our ability to convert these equity shares into ADSs is restricted. Under a shareholders’ agreement to which we are a party, mergers, acquisitions and sales of substantially all the assets of Sify require the approval of two other Sify shareholders, Softbank Asia Infrastructure Fund, or SAIF, and VentureTech Solutions Private Ltd., or VentureTech. Sify has not been profitable since its incorporation and may continue to incur significant losses and negative cash flows in the future. In addition, our Nipuna subsidiary has experienced losses during each year since its inception and it is likely that it will continue to experience such losses in the future.

Stock- based compensation expenses may significantly reduce our net income under U.S. GAAP.

     Although Satyam has suspended, except in certain cases, all new grants of stock options as of October 1, 2004, our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, some of which have outstanding obligations to grant options in future, employees are typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under currently applicable U.S. GAAP, amortized over the vesting period of the warrants or options. Depending on the market value or fair value of our equity shares on the dates the outstanding grants were made and future grants are made, amortization of deferred stock-based compensation may contribute to reducing our operating income and net income under U.S. GAAP. Our subsidiaries and associated companies also have stock option schemes which have and will continue to generate stock-based compensation expenses and have and will reduce our operating income and net income.

Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options.

     Currently we account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and have adopted the pro forma disclosure provisions of the Statement of Financial Accounting Standard, or SFAS No. 123, Accounting for Stock-Based Compensation. On December 16, 2004, the FASB issued FAS 123R, Share-Based Payment, an amendment of FASB Statements No. 123 and 95, which requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of operations. As of the required effective date, the standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements. Many companies have or are in the process of changing their accounting policies to expense the fair value of stock options. This change in the accounting policy with respect to the treatment of employee stock option grants will adversely affect our earnings and will have a significant impact on our consolidated statement of operations as we will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R will be applicable to Satyam for annual periods beginning after June 15, 2005 and currently we have not determined which transition method we will use and have not estimated the likely impact that FAS 123R will have on our results of operations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

     Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new U.S. Securities and Exchange Commission, or SEC, regulations, the NYSE, rules, Securities and Exchange Board of India, or SEBI, rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.

     In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. While we do not anticipate any material weaknesses or significant deficiencies, our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.

     Additionally, under revised corporate governance standards adopted by The Stock Exchange, Mumbai, or the BSE, and The National Stock Exchange of India Limited, or the NSE, which we collectively refer to as the Indian Stock Exchanges, we must comply with additional standards by December 31, 2005. These standards include a certification by our chief executive officer and chief financial officer that they have evaluated the effectiveness of our internal control systems and that they have disclosed to our auditors and our audit committee any deficiencies in the design or operation of our internal controls of which they may become aware, as well as any steps taken or proposed to resolve the deficiencies.

     We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws, regulations or standards of corporate governance, our business and reputation may be harmed.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic issuer, which may, among other things, limit the information available to holders of our securities.

     As a foreign private issuer, we are subject to requirements under the Securities Act of 1933, as amended, or Securities Act, and the Securities Exchange Act of 1934, as amended, or Exchange Act, which are different from the requirements applicable to domestic U.S. issuers. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our ordinary shares and/or ADSs. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of domestic U.S. issuers and therefore there may be less publicly available information about us than is regularly published by or about U.S. public companies in the United States.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

     Terrorist attacks, such as the attacks of September 11, 2001 in the United States, and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our customers. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from customers located in the United States. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our associates who are required to work in the United States, and may effectively curtail our ability to deliver our services to our customers. Such obstacles to operate our business may increase our expenses and negatively affect the results of our operations. Many of our customers visit several IT services firms, including their offshore facilities, prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel to our facilities more difficult for our customers and may delay, postpone or cancel decisions to use our services.

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

     The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 2.5% surcharge. The amount of tax and surcharge payable is further subject to a 2.0% education cess, resulting in an effective tax rate of 36.6%. We benefit from tax incentives provided to software entities such as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2009 or 10 consecutive years of operations for software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for our STP units was reduced from 100% to 90% for the fiscal 2003, and is expected to expire between fiscal 2006 and fiscal 2010. We also earn certain other foreign income and domestic income, which is taxable irrespective of the above tax exemption.

     All facilities registered in the exemption program before March 31, 2001, which include all of our existing facilities in India and registrations for two new facilities which have not yet been constructed, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a consequential increase in our effective tax rate. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.

     In addition, the Finance Minister of India has recently proposed a fringe benefits tax that would be levied on employers. Under this fringe benefit tax, employers would be required to pay a tax of 30%(plus applicable cess and surcharge) on the value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. In the event that the Government of India adopts this tax scheme, or any similar proposal, our tax expense may increase, and this could adversely affect our profitability.

Foreign investment restrictions under Indian law may adversely impact the value of our ADSs, including, for example, restrictions that limit your ability to reconvert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

     Our equity shares are listed and traded on the Indian Stock Exchanges, and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the NYSE, in part because of restrictions on foreign ownership of the underlying shares.

     Our ADSs are freely convertible into our equity shares under the deposit agreement governing their issuance, or the Deposit Agreement. The Reserve Bank of India, or RBI, prescribes fungibility regulations permitting, subject to compliance with certain terms and conditions, the reconversion of equity shares to ADSs provided that such equity shares are purchased from an Indian Stock Exchange through stock brokers and the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will only be able to trade those equity shares on an Indian Stock Exchange and, under present law, it is unlikely you will be permitted to reconvert those equity shares to ADSs. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs.1,000 for each day such failure continues. Such restrictions on fungibility of the underlying equity shares to ADSs may cause our equity shares to trade at a discount or premium to the ADSs.

     The sale of equity shares underlying the ADSs by a person not resident in India to a resident of India does not require the prior approval of the RBI, provided such sales are effected through the Indian Stock Exchanges. Any sale of such underlying equity shares by a person not resident in India to a resident of India outside of the Indian Stock Exchanges can, however, be completed without prior RBI approval, provided such equity shares are transferred based on a pricing formula established by the Indian foreign exchange laws which set a maximum price requirement for sale of such equity shares.

Regional conflicts or natural disasters in South Asia and elsewhere could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services. In addition, as an international company, our offshore and onsite operations may be impacted by natural disasters such as earthquakes, tsunamis, disease and health epidemics. In December 2004, certain parts of India were severely affected by a tsunami triggered by an earthquake in the Indian Ocean. Though our operations were not affected by the disaster, we cannot guarantee that in the future our operations will not be affected by the effect such natural disasters may have on the economies of India and other countries in the region.

Political instability could seriously harm business and economic conditions in India generally and our business in particular.

     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The general elections in 2004 for the lower house of the Indian Parliament resulted in no party winning an absolute majority and a coalition government has been formed. We cannot assure you that these liberalization policies will continue in the future. Government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

Currency exchange rate fluctuations may affect the value of our ADSs and our financial condition.

     Our functional currency is the Indian rupee, although we transact a major portion of our business in U.S. dollars and several other currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere and purchases from overseas suppliers in U.S. dollars and other currencies. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition.

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. In fiscal 2005, 2004 and 2003, our U.S. dollar-denominated revenues represented 81.8%, 84.5% and 81.2%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings, if any.

     We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward and options contracts to cover a portion of outstanding accounts receivable. As of March 31, 2005 and 2004, we had outstanding forward and options contracts in the amount of $301.5 million and $44.5 million, respectively. This increase is primarily attributable to our decision to actively hedge our foreign currency exposure given the recent volatility of the Indian rupee against the U.S. dollar. We may not be able to purchase contracts adequate to insulate ourselves from foreign exchange currency risks. Additionally, the policies of the RBI may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.

     Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by our Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian Stock Exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from our Depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

Our ability to acquire companies organized outside India as part of our growth strategy depends on the approval of the Government of India and/or the RBI and failure to obtain this approval could negatively impact our business.

     We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing joint venture and acquisition opportunities. Foreign exchange laws in India presently permit Indian companies to acquire or invest in foreign companies without any prior governmental approval if the transaction amount does not exceed 100% of the net worth of the foreign company as of the date of its most recent audited balance sheet. If consideration for the transaction is paid out of the proceeds of an American Depositary Receipt, or ADR, or Global Depositary Receipt, or GDR, sale, Indian exchange control laws do not impose any investment limits. Acquisitions in excess of the 100% net worth threshold require prior RBI approval. It is possible that any required approval from the RBI may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

If we are unable to protect our intellectual property rights, or if we infringe on the intellectual property rights of others, our business may be harmed.

     The laws of India do not protect intellectual property rights to the same extent as the laws in the United States. Further, the global nature of our business makes it difficult for us to control the ultimate destination of our products and services. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.

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

     Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on reasonable commercial terms.

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

Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

     Presently, Indian technology companies such as ours are able to raise capital outside of India without the prior approval of any Indian governmental authority through an ADR or GDR issuance or an issuance of convertible debt securities, subject with respect to convertible debt issuances to a limit of $500 million in any fiscal year. Changes to Indian foreign exchange laws may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

     The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. The high and low prices of our shares on the BSE from fiscal 2001 until the latest practicable date are set forth in the table below.

	High		Low
Fiscal Year	Rs.	$ equivalent	Rs.	$ equivalent
2001	902.0	19.3	179.0	3.8
2002	331.2	6.8	111.0	2.3
2003	291.9	6.1	175.1	3.7
2004	391.0	9.0	127.3	2.9
2005	442.0	10.1	250.0	5.7
2006 (Through April 22, 2005)	431.9	9.9	364.4	8.3

     On April 22, 2005, the closing price of our shares on the BSE was Rs. 405.0 ($9.28). For comparison purposes, these prices have been adjusted to give effect to our August 25, 2000 five-for-one stock split. The prices of our shares have been translated into U.S. dollars based on the noon-buying rate as certified by the Federal Reserve Bank of New York on the last date of each period presented.

     The Indian Stock Exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian Stock Exchanges have, from time to time, restricted securities from trading, limited price movements and restricted margin requirements. Moreover, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our equity shares and our ADSs.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

     We are incorporated under the laws of the Republic of India. Many of our directors and key managerial personnel and some of the experts named in this document reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

(i)	effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

(ii)	enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

     We have been advised by our Indian counsel, Crawford Bayley & Co., that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment was founded on a claim which breached the laws of India.

You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.

     Generally, capital gains, whether short-term or long-term, arising from the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the NSE on the date the Depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by our Depositary to the custodian. With effect from October 1, 2004, any gains realized on the sale of listed equity shares held for more than 12 months to an Indian resident, or a non-resident investor in India, will not be subject to Indian capital gains tax if the securities transaction tax has been paid on the transaction. Investors are advised to consult their own tax advisors and to consider carefully the potential tax consequences of an investment in our ADSs.

There may be less company information available in Indian securities markets than securities markets in other countries.

     There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. SEBI is responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Risk Related to our ADSs and our Trading Market

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, a situation which may not continue.

     Historically, our ADSs have traded on the NYSE at a substantial premium to the trading prices of our underlying equity shares on the Indian Stock Exchanges. See “Item 9. The Offer and Listing—Price History” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for some investors to trade U.S. dollar-denominated securities. The completion of the transactions subsequent to our sponsored ADS issue will significantly increase the number of our outstanding ADSs. Further, over time, some of the restrictions on the issuance of the ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated due to our sponsored ADS offering or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

You may be restricted in your ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of your ownership position.

     Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. As U.S. holders of ADSs represent 10.6% of our outstanding equity shares as at March 31, 2005, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement relating to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our Depositary, which may sell the securities for your benefit. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights.

     At our request, our Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct our Depositary to exercise the voting rights of the securities represented by ADSs. If our Depositary timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of our Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to our Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

     Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a shareholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to our Depositary, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by U.S.-based issuers of proxies from their shareholders. To-date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters through our Depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

An active or liquid trading market for our ADSs is not assured.

     While our proposed sponsored ADS offering is expected to increase the number of our ADSs publicly trading in the United States, an active, liquid trading market for our ADSs may not be maintained in the long term. We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the NYSE and this may cause our share prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt.

     Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although you are entitled to withdraw the equity shares underlying the ADSs from our Depositary at any time, there is no public market for our equity shares in the United States.

The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares.

     The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of March 31, 2005, we had an aggregate of equity shares outstanding of 317,840,951 (excluding 1,424,340 equity shares held by the Satyam Associate Trust), which includes underlying equity shares of 34,016,154 represented by 17,008,077 ADSs. In addition, as of March 31, 2005, we had outstanding options to purchase approximately 6,408,898 of our equity shares. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.

     Forward-looking statements contained in this Annual Report may not be realized.

     We have included statements in this Annual Report which contain words or phrases such as “may,” “will, ” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should” and similar expressions or variations of such expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.

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

ITEM 4. INFORMATION ON THE COMPANY

Business Overview

     We are a global IT solutions provider, offering a comprehensive range of IT services to our customers including, application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. We also offer BPO services through our majority-owned subsidiary company, Nipuna. Our headquarters are located in Hyderabad, India.

     We began providing IT services to businesses in 1988 and are currently the fourth largest Indian IT software and services company, based on the amount of export revenues generated during the last fiscal year. Our revenues grew to $793.6 million in fiscal 2005 from $414.5 million in fiscal 2002, representing a compound annual growth rate of 24.2%. For the same period, our net income grew from $42.4 million to $153.8 million. The number of our employees, whom we refer to as associates, grew from 9,532 as of March 31, 2002 to 20,690 as of March 31, 2005.

     We leverage our global delivery model to deliver high quality, cost effective IT solutions to our customers located around the world. Depending on the complexity of the assignment and the specific needs of the customer, we deliver our services through a combination of our technology centers located in India, our overseas facilities in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States and from onsite locations at our customer’s premises. In addition, we have 17 sales and marketing offices in Canada, Germany, Italy, the Netherlands, Spain, Sweden, United Kingdom and United States and 14 sales and marketing offices in the rest of the world. In major markets such as the United States, we have industry-focused sales operations while in other markets we have appointed regional heads who oversee the sales activity for their respective markets.

     We provide services to customers from various industries including manufacturing, banking and financial services, insurance, telecommunications, infrastructure media and entertainment and semiconductors or TIMES, healthcare, retail and transportation. We believe we have the ability to develop large, long-term customer relationships, by demonstrating an understanding of our customers’ business requirements through our industry expertise and by continually providing high quality services in a cost effective manner. As of March 31, 2005, we had 390 active customers, including 144 Fortune Global 500 or Fortune U.S. 500 companies and 30 companies that generated more than $5 million in annual revenues in fiscal 2005. 92.1% of our revenues for fiscal 2005 and 90.7% of our revenues for fiscal 2004 were from repeat business given by our existing customers.

     In June 2002, we established our majority-owned BPO subsidiary, Nipuna, which offers back-office transaction processing services, customer care services and product support and technical help desk services in the areas of finance and accounting, human resources, claims administration and document management. Nipuna has recently added services such as research, analytics and animation to its portfolio of service offerings. As of March 31, 2005, Nipuna had 1,367 associates and 21 customers, of which 11 were Fortune Global 500 and Fortune U.S. 500 companies.

Recent Developments

     On April 21 2005, we announced that we intend to acquire Citisoft plc, or Citisoft, a specialist business and systems consulting firm that has focused on the investment management industry since 1986. Citisoft is a UK-based firm, with operating presences in London, Boston and New York. We intend to initially acquire 75% of the shares of Citisoft, and the remaining 25% in two equal tranches over the next three years.

     We expect that this strategic acquisition will complement our existing IT service offerings within the banking, financial services and insurance industries. Citisoft is primarily involved in business and IT consulting at various stages in the investment management process, such as program or project management and business analysis or development. Services provided by Citisoft include systems and operations review and strategy, package evaluation and selection, implementation management, outsourcing of one or more business functions, feasibility studies and cost benefit analyses, in-house bespoke analysis and design, and systems integration.

     We have agreed to pay up to $38.7 million for the acquisition, including a performance-based payment of up to $15.5 million over three years, conditional upon specified revenue and profit targets being met.

     We expect to complete the acquisition by the end of April 2005. However, completion of the acquisition is subject to satisfaction of various conditions precedent, including regulatory approvals, and as a result we cannot assure you that the transaction will be completed.

Industry Overview

Global IT Services Overview

     Global IT services spending is estimated to total $400.0 billion in 2004, representing an increase of approximately 4.6% over 2003, and is projected to grow at a compound annual growth rate of 6.4% to reach $512.8 billion by 2008, according to International Data Corporation.

     Due to increasing complexity and size of IT projects, rapidly changing technology and lack of skilled resources, many organizations are evaluating outsourcing of their IT services to external providers. Global IT spending is dominated by key industry segments such as government, banking and financial services, manufacturing, retail and healthcare. According to International Data Corporation, the banking, insurance and financial markets’ IT services spending is estimated to total $100.0 billion in 2004 and is expected to grow to $130.4 billion in 2008, representing a compound annual growth rate of 6.9%. IT spending in the retail segment is estimated to total $22.1 billion in 2004 and is expected to grow to $27.8 billion in 2008, representing a compound annual growth rate of 5.9%. In addition, IT services spending in the discrete and process manufacturing segment is expected to grow from $93.7 billion in 2004 to $117.2 billion in 2008 representing a compound annual growth rate of 5.8%.

     We believe the growth of global IT services spending is driven by the following factors and trends:

•	Increased importance of IT to businesses. In today’s increasingly competitive business environment, companies have become dependent on information technology not only to conduct day-to-day operations, but also as a strategic tool to enable them to re-engineer business processes, restructure organizations and react quickly to competitive, regulatory and technological changes. As information systems continually become more complex with the use of multiple applications and rapidly changing technologies, companies are increasingly turning to external IT service providers to develop and implement new technologies and integrate them with existing applications in which they may have already made considerable investments.

•	Impact of the Internet and other new technologies on business. Businesses are increasingly using the Internet to interact with new and existing customers and create new revenue opportunities. Businesses conducted electronically over the Internet extend beyond Internet-based applications to include packaged software tools, such as customer and supply chain management software, that need to be integrated with a company’s enterprise systems. These initiatives are often large and difficult to manage in-house and need to keep pace with constantly evolving business processes and technological innovations leading to demand for IT services companies.

•	Managing and upgrading existing systems. Managing and upgrading existing systems has become critical given the importance of IT and related systems to new business initiatives. Internal IT departments often do not have the appropriate resources or breadth of skills necessary to manage or upgrade existing systems. As a result, companies are increasingly looking to external service providers to design, integrate, implement and maintain their applications based on new technologies.

•	Increasing trend towards offshore outsourcing. The increasing complexities and costs of IT services, together with an increasing need for highly skilled technology professionals and tightening IT budgets for companies, are driving demand for professional IT services companies who are able to provide a cost effective, high quality, comprehensive range of services. The offshore delivery model is enabling companies to increasingly outsource complex assignments and generate not only cost savings in IT services but also greater efficiencies in their business processes. In addition, companies are increasingly using the “utility computing” or “pay for what you use”, model for infrastructure, data- warehousing and IT system usage, which is further fueling growth in infrastructure, network outsourcing and network management services.

Indian IT Services Industry Overview

     As organizations realize the cost effectiveness of offshoring their outsourced services, they are increasingly making offshoring a part of their business strategy.

     India is considered to be the most favored destination for offshore IT service delivery. The NASSCOM-McKinsey Report of 2002 estimates that export revenue generated from the software and service industry in India was approximately $15.5 billion in 2004 and is expected to reach $50.0 billion by 2008 representing a compound annual growth rate of 34.0%. The key factors that are expected to contribute to this growth are:

•	High quality delivery record. Indian companies have developed high quality delivery processes. A 2004 NASSCOM survey of international quality standards of the top 275 Indian IT services companies reported that 195 companies had acquired International Standards Organization, or ISO, 9000 quality certification. According to NASSCOM, during 2004, 74 Indian companies received a level five assessment under SEI-CMM, developed by the Carnegie Mellon University. Level five is the highest level attainable under the SEI-CMM standards, which assess an organization’s quality management system and systems engineering processes and methodologies.

•	Large supply of English-speaking IT professionals. We believe that India ranks second only to the United States as the country with the largest population of English-speaking IT professionals. According to the NASSCOM Strategic Review 2004, educational institutes in India produce approximately 290,000 engineering students and 139,000 computer software engineers each year. Given the shortage of technical labor in the United States and other developed economies, the availability of technically skilled personnel is proving to be a competitive advantage for Indian IT service companies.

•	Significant cost advantage. We believe that the cost of employing IT professionals in India is significantly lower than in developed countries such as the United States. The use of high quality, low cost resources provides a significant opportunity for companies to realize cost savings by offshoring IT services to India.

Trends

     The Indian IT services industry has been witnessing changes in customer demands and we believe that service providers who are best able to adapt to these changes will succeed in the long run. Some key emerging industry trends are described below:

•	Enhanced expectations. Increasingly, companies are expecting more value from their IT service providers than just the traditional cost advantages derived by offshoring the delivery of IT services. Companies increasingly prefer service providers that can provide strategic advice related to designing and increasing efficiencies of business processes and also assist in implementing their recommendations. Also, service providers with strong industry expertise are favored over those who can only provide strong technical skills.

•	Large, multi-year, end-to-end contracts. Companies are increasingly looking for IT service providers that can provide end-to-end solutions over a long period of time. In addition, companies, which have a presence across various geographies, need IT support on a global scale and often seek a single service provider that can offer a comprehensive range of services on a long-term basis across the world, and understand and integrate a wide spectrum of emerging technologies with existing systems.

•	Relationships with customers’ key senior management. As outsourcing contracts increasingly gain strategic importance to businesses, customers’ senior management teams have become more involved in outsourcing contract negotiation and monitoring. As a result, IT service providers need to ensure that their senior account managers develop strong and lasting working relationships with customers’ senior management.

•	Performance measurement. Companies are increasingly demanding transparency in performance measurement. IT service providers with their own well developed benchmarks, frameworks and models to measure performance or demonstrate potential benefits are likely to have significant advantage over their competitors who offer more generic IT services.

Our Competitive Strengths

     We believe that we are strongly placed to consolidate our market position as a leading IT service provider due to our competitive strengths which include:

•	Comprehensive range of services combined with specialized industry expertise. Our comprehensive range of end-to-end technology-based services encompasses application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services and BPO services. Our comprehensive range of services enables us to broaden our dialogue with potential customers, deepen our relationships with existing customers and diversify our revenue base. Our services are built on a foundation of a rich understanding of the industries in which our customers operate and the underlying technologies that drive those industries. Our industry-focused business units such as manufacturing, banking and financial services, insurance, TIMES, healthcare, retail and transportation, allow us to understand the strategic issues facing our customers. At the Gartner Global Sourcing Summit 2004, we were adjudged the winner of the “Risk Management Award”, a prestigious award that recognizes effectiveness in managing risk and were also declared a joint winner of the “Solution Delivery Award” which recognizes creativity in enhancing customers’ business competitiveness. The voting for these awards was done solely by the business executives attending the summit. Our dedicated technology competency centers, which we refer to as “centers of excellence,” track trends in key technologies, which facilitates creation of solutions based on these technologies. Our centers of excellence work closely with the industry-focused business units in areas such as business intelligence, data warehousing, customer relationship management, product life cycle management and supply chain management to ensure that our services fulfill our customers’ business objectives and IT requirements.

•	Flexible, highly evolved delivery model. We provide our services through 20 centers located in Australia, Canada, China, Hungary, India, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States and our onsite teams operating at our customers’ premises. Over the past decade, we have made substantial investments in our infrastructure, processes and systems allowing us to evolve our global delivery model to effectively integrate offshore, offsite, nearshore and onsite services and perform a greater volume of work at our offshore development centers. This delivery model seeks to provide customers with seamless solutions in reduced timeframes, enabling them to achieve operating efficiencies and realize significant cost savings. It also enables us to deliver the most appropriate mix of resources and services on a 24/7 basis. Furthermore, our robust delivery model is flexible, so that it can be adapted to respond to customer objectives relating to critical issues such as scalability and security. We continue to evolve our delivery model and believe that our customer-oriented approach and ongoing refinements represent an important competitive advantage.

•	Established leadership position in consulting and enterprise business solutions. Our consulting and enterprise business solutions help customers optimize their operating costs, enhance the efficiency of their business processes and improve their overall competitiveness. These solutions span the development, implementation, integration and maintenance of various enterprise-wide applications. Our solutions are enhanced by our strategic alliances with more than 60 leading technology providers such as SAP and Oracle. Our highly evolved delivery model, coupled with our industry expertise and center of excellence-driven technology competencies, allows us to provide customers with a value proposition in consulting and enterprise solutions. Over the past few years, we have made strategic investments to augment our capabilities in this area which is reflected in the growing revenues from this business. During fiscal 2005 and fiscal 2004, 34.3% and 31.8% respectively, of our revenues, was generated from consulting and enterprise business solutions.

•	Strong relationships with blue chip customers. We have long-standing relationships with large multinational corporations built on our successful execution of prior engagements. We believe we have significantly more Fortune Global 500 or Fortune U.S. 500 corporations as customers, relative to scale of revenue, as compared to other leading Indian IT services companies. As of March 31, 2005, 144 of our 390 customers were Fortune Global 500 or Fortune U.S. 500 corporations. Our track record of delivering comprehensive solutions based on demonstrated industry and technology expertise has helped in forging strong relationships with our major customers and gaining increased business from them. We have a history of high customer retention and derive a significant proportion of our revenue from repeat business. During fiscal 2005 and fiscal 2004, 92.1% and 90.7% respectively, of our revenues, was generated from existing customers.

•	Track record of high quality execution. We are committed to achieving operational excellence in our processes, people and infrastructure. Our quality assurance programs form an integral part of our project management methodology and seek to ensure that we consistently deliver high quality services to our customers. For instance, we have a company-wide quality management system, which satisfies the ISO 9001:2000 TickIT standard. We have been certified as being compliant with level five of the SEI-CMM standard, the highest level possible, and have implemented the Six Sigma processes for application development and maintenance. We have a large pool of highly skilled, well-trained technical associates spanning 25 nationalities. As of March 31, 2005, we employed 18,001 technical associates in the IT services area, of which 54% had bachelor’s degrees in engineering and 24% had master’s degrees in engineering, technology or computer applications. Each new technical associate participates in an intensive 12 week initial training program and a minimum of 40 hours training each year on development and leadership. We continue to develop our infrastructure to make it more resilient. For instance, we have implemented the British Standard 7799, or BS7799 standard, which delivers a high level of information security to protect our customers’ intellectual property. We have also established a comprehensive disaster recovery and business continuity model to ensure uninterrupted service availability from our global delivery network. We constantly benchmark our processes, people and infrastructure against globally recognized standards.

•	Culture of innovation. We have a history of innovation that is facilitated by our entrepreneurial culture and our management’s willingness to make strategic investments in growth markets. We believe we were one of the pioneers in the delivery of India-based IT services. For example, we believe that we were among the earliest Indian IT service companies to set up in 1992 a dedicated satellite link between a customer’s facilities and our India operations. Our technology laboratories continue to develop and bring to market new solutions based on new technologies. For instance, we are one of the few companies in India to offer utility and grid computing services to customers. We have also been innovative in our internal organization and have introduced industry leading practices in hiring, resource planning and knowledge sharing. These accomplishments and initiatives have further enhanced our brand and reputation in the marketplace.

Our Growth Strategy

     Our goal is to be a leading global provider of comprehensive IT solutions and services. We intend to accomplish our goal by:

•	Building on our long-standing customer relationships to cross-sell our comprehensive range of services. Our goal is to build long-term sustainable business relationships with our customers to generate consistent revenues. We plan to continue to expand the scope and range of services provided to our existing customers by continuing to build our expertise in major industries and extending our capabilities into new and emerging technologies. For example, we intend to capitalize on the BPO services offered by Nipuna by cross-selling these services to our existing customers, which will enable us to secure a higher share of our customers’ spending. To further strengthen our relationships and broaden the scope and range of services we provide to existing customers, our senior corporate executives have specific account management and relationship responsibilities. We have successfully established strong relationships with our customers’ chief information officers and are continuing to strengthen our relationships with other key members of our customers’ management teams. These strong relationships have helped us to better understand our customers’ business needs and enabled us to provide effective solutions to meet these needs.

•	Continuing to focus on enterprise-wide business solutions and high quality value-added services. To better serve our customers in key industry segments, we intend to continue to focus on providing end-to-end enterprise-wide business solutions and increasing our share of value-added services, such as data warehousing and business intelligence, application portfolio management, process and quality consulting, business performance management, industry and regulatory specific solutions and grid computing solutions. To continue to differentiate our services and achieve recognition as a leading global provider of comprehensive IT services, we intend to continually invest in research and development and broaden our range of solution offerings as new technologies become available.

•	Expanding our presence in existing markets and penetrating new geographic markets. We plan to expand our presence in our existing markets and establish a presence in new geographic markets throughout North America, Europe, Latin America, and the Asia-Pacific region. We intend to accomplish this by increasing our brand visibility and leveraging our global development centers to extend our services to customers located in these geographies. We also plan to continue to hire local associates to staff and manage our global development centers and to strengthen our sales and marketing functions to facilitate building strong relationships. We believe that the use of locally hired technical associates and managers working from our global development centers will enable us to increase our market share in the local markets and compete effectively by combining local expertise with our global delivery capabilities. We expect that a wider geographical presence will also facilitate revenue generation in multiple currencies, reduce our exposure to volatility in a particular currency, and help hedge against margin erosion due to currency fluctuations.

•	Continuing to enhance our industry expertise. We aim to have an in-depth understanding of targeted industries including manufacturing, banking and financial services, insurance, TIMES, healthcare, retail and transportation, which will help us identify and understand customer needs and proactively design and offer customized IT solutions to address those needs. By focusing on targeted industries, we believe we can develop industry-specific solutions and services that can be leveraged effectively to deliver services within the same industry, thereby lowering our cost of delivering those services. We intend to enhance our business knowledge and competencies in the various industries that we service by hiring additional specialists with deep industry knowledge and expertise.

•	Attracting and retaining quality technical associates and augmenting their training. To attract, retain and motivate our technical associates, we plan to continue to provide an environment that rewards entrepreneurial initiative and performance, including competitive salaries and benefits as well as performance-linked incentives. We also intend to continue to devote significant resources to train our technical associates in a variety of software languages and computer platforms through our Satyam Learning Center.

•	Enhancing our capabilities through technology alliances and acquisitions. We intend to continue to explore the formation of new alliances as well as strengthen existing partnerships with key technology vendors to enable us to leverage our partners’ strengths. We will also consider acquisitions to gain access to specific technologies and exploit synergies with our existing business. We regularly engage in discussions and negotiations in the ordinary course of our business relating to potential investment, technology alliances and acquisitions that would achieve these objectives. For example, we have recently announced a proposed strategic acquisition of Citisoft plc, a UK-based specialist business and systems consulting firm (see “—Business Overview—Recent Developments”).

IT Service Offerings

     We offer a comprehensive range of IT services based on existing and emerging technologies that are tailored to meet the specific needs of our customers. Our IT services include:

Application development and maintenance services

Application development

     We design, develop and implement customized IT solutions software for a variety of business processes and requirements. Our solution implementations range from single-platform, single-site systems to multi-platform, multiple-site systems. A project may involve the development of a new application, customizing packaged software, enhancing the capabilities of existing software applications, upgrading a legacy solution both to suit the newer technology environments and to enhance the lifetime of such applications. Each development project typically involves the full life-cycle of software development, including, definition, prototyping, architecting, designing, piloting, programming, testing, installing and subsequent maintenance.

     As an example, one of our customers, engaged in the business of manufacturing earthmoving, mining and construction machinery needed to integrate its dealer networks in Europe and Africa with its head office in Switzerland. Through a mix of onsite and offshore resources, we developed and completed the deployment of an Internet based solution in a span of 18 months that integrated the customer’s centralized systems in Switzerland with its dealer network in Poland. Our solution encompassed inventory management, order fulfillment, automation of warehouse activities and purchasing decisions. By virtue of our solution, our customer transitioned to an online, automated system that is easily accessible to its dealers and facilities real-time communication, better data management, superior handling of dealer queries and greater usability while delivering significant productivity gains. We are currently assisting the client in rolling out this solution in other countries in Europe and Africa.

Application maintenance

     We provide maintenance services for large software systems, including modifications and enhancements to the business functionality as well as providing production support to facilitate around the clock availability of applications spread across multiple geographies encompassing diverse technologies. We interact with the business users to map new functionalities and enhance the application systems to cater to new set of business rules. We also assist customers in migration or re-hosting to new technologies, such as Microsoft and Open systems, to extend the useful life of existing systems. We perform most of the maintenance work at our offshore global development centers using satellite links to our customers’ systems. In addition, we maintain a small team on our customers’ premises to coordinate support functions. In certain instances, we utilize our offsite and nearshore development centers to coordinate these support functions with either no or minimal work at the customer’s site.

     As an example, for one of our customers engaged in the oil and gas industry, we are providing application management services, which include supporting the customer’s downstream refining and marketing applications across Australia, Belgium, Dubai, France, Germany, India, the Netherlands, New Zealand, United Kingdom and United States. The customer’s portfolio of applications consists of over 2,000 applications in addition to JDE, Oracle applications, and SAP interfaces, 1,500 databases and 150 servers on multiple technology platforms ranging from mainframes to NET and J2EE technologies. We designed and implemented an integrated global support model for the customer across multiple geographies, including the United States, United Kingdom, India and Australia to provide uninterrupted support for the customer’s IT applications and platforms. As part of this engagement, we also took over the production support for one of the most complex and critical business applications of our customer, its indigenously developed Oracle-based Enterprise Information System. We provided these services through a combination of onsite and offshore models.

Consulting and enterprise business solutions

     Leveraging our alliances with independent software vendors such as Oracle, SAP and Informatica, we offer an extensive portfolio of consulting and enterprise business solutions to enhance our customers’ business competitiveness. We provide solutions and services in the areas of enterprise resource planning, customer relationship management and supply chain management, data warehousing and business intelligence, knowledge management, document management and enterprise application integration to address the customer’s needs and to integrate systems and processes across the organization for optimized business performance. These solutions enable our customers to strengthen relationships with their customers and business partners, create new revenue opportunities, enhance operating efficiencies and improve communication.

     As an example, one of our customers has been awarded a contract to manage the construction and operations of a major new Asian airport and transportation hub. We have been selected as one of the members of a consortium of technology providers and our role is to integrate the operational, management and support systems at the new airport. We will be developing interfaces to integrate various systems such as ABB’s Airport Operational Systems, Siemens’ SAP-based Airport Management Database System and 32 other disparate sub-systems including air traffic control, visual guidance and docking, flight information display, gate management, building maintenance, airline host computer, aviation fuel and customs and immigration covering nearly 300 interfaces. Our solution is expected to provide the backbone essential for the smooth and efficient operation of the airport which is expected to service peak traffic of 100 million passengers per annum and handle approximately 800 flights a day.

Extended engineering solutions

     We provide extended engineering solutions to industries such as the automotive, aerospace, industrial equipment, consumer appliances and telecommunications, using computer aided design, modeling and engineering tools. Our services include mechanical designing, embedded and electronic designing, product and process analysis, product life-cycle management and range from handling basic drawing changes to delivering complex designs. Our focus is to enable our customers to realize significant cost benefits and to enable them to compete effectively in their product design and development functions.

     Since October 2003, we have provided engineering solutions for a leading semiconductor equipment manufacturer. As part of this engagement, we provide integrated engineering services that span mechanical, electrical and control systems engineering. We have filed joint patents with our customer for one of the component designs. Our experience of concurrent engineering, innovative designs and manufacturing processes coupled with iSTRIVE (in-house developed six sigma methodology) has helped reduce the time to release new drawings by nearly 40%, thereby reducing the time to market, a critical success factor in the semiconductor industry.

Infrastructure management services

     To address our customers’ specific requests to provide infrastructure and technology support, we provide solutions and services which range from routine maintenance of hardware and software to complex security solutions. Our services include administration, infrastructure management, migration, upgrades, configuration, backup, security management, performance management, operations monitoring and consolidation services for a variety of operating systems and platforms, data, voice and video networks and mail servers. We offer services which cover a range of hardware platforms (IBM, HP and Sun) and environments (UNIX, AIX, Solaris, HP-UX and Windows). We have also built alliances with over seven infrastructure and technology product vendors to enhance our capabilities. We leverage our data center facility in Columbus, Ohio, in the United States to provide various hosting services to our customers.

     As an example, for a financial services customer in the United States, we perform database administration and middleware management service across the United States, United Kingdom, Japan and Hong Kong. We manage diverse databases and technology platforms such as Oracle, DB2, Sybase, SQL Server, Websphere, and MQ Integrator. We also manage the level 1 and level 2 administration and support services for the user community and monitor the database server health, track and fix user problems, provide reporting services and manage upgrades for the different hardware and software systems.

Delivery of IT Services

     We leverage our integrated global delivery model, which we refer to as the “RightSourcing Model,” to provide flexible service delivery alternatives to our customers through our offshore centers located in India, offsite centers established in our major markets, nearshore centers located geographically near our customers’ premises and through our onsite teams operating at our customers’ premises. Our offshore, offsite and nearshore centers are linked to our customer’s onsite system through a high performance communication network, enabling us to provide integrated services from each delivery location. Our global delivery model allows us the flexibility to transition onsite IT services seamlessly to our offsite, nearshore or offshore centers, which benefits our customers and provides us with greater returns.

Offshore centers

     We typically assign a team of technical associates to visit a customer’s premises to determine the scope and requirements of a particular project. Some members of the initial team remain onsite to facilitate direct liaison with the customer, while others return to India to establish and supervise a larger project team of suitably qualified technical associates to implement the project. Typically, approximately 20% of a project team is onsite but the ratio can vary based on the nature and complexity of the project.

     We have also entered into arrangements with several customers where an entire project team is assigned to a single customer. Such teams, called dedicated offshore centers, work from our facilities in India and are staffed and managed by us. Once the project priorities are established by the customer, we, in conjunction with the customer’s IT department, manage the execution of the project. When needed, such offshore centers have equipment specific to the customer, or have a designated work area with its own security protocols. In such cases, the customer agrees to regular periodic billing regardless of the work performed.

Offsite centers

     We believe that a key success factor in meeting our customers’ needs is our physical proximity to the customer. Accordingly, we have expanded and improved our offshore development model by establishing offsite centers in our major markets. We have 15 offsite centers in locations in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, the United Kingdom and United States. In addition, many of our existing customers are expanding into new geographic markets and are requiring us to serve them in these new locations. This trend has led us to increase the number of offsite centers as a part of our “Follow the Customer” strategy. We believe that these offsite centers, apart from serving our existing customers, also help us generate new business in these geographic locations. We believe our offsite centers allow us to respond quickly to customer requests, to interact closely with the customer to develop IT services where the customer’s specifications are not clearly defined and to market services tailored to meet the needs of specific geographic markets. We staff our offsite centers with locally-hired managers, marketers and technical associates which we believe enables us to compete more effectively with local IT service providers.

Nearshore centers

     For some of our customers, especially in the United States, we have leveraged Canada as a nearshore center because of its proximity to the customer and the advantages of providing services from centers in the same time zone as the customer. Instead of using only our offshore and onsite locations for the solution delivery, we utilize these nearshore centers to perform a variety of life cycle activities. For example, for certain development projects, we have created prototypes of the solution in these nearshore centers. Since the development of prototypes typically involve a high level of interaction with the customer and our onsite teams, the nearshore centers facilitate quick turnaround times.

     We use our China development center as a nearshore center for the Asia-Pacific region to leverage the language capability and also multi-byte data for Asian languages. Similarly, we intend to use our Hungary development center for the European and North and South American markets.

Onsite teams

     Some customers require the presence of our project teams at their premises, particularly for mission critical or higher involvement projects. The customer’s team and our project team collaborate to develop IT services that meet the customer’s specifications.

Quality and Project Management

     Critical elements for the success of our global delivery model are well established quality management systems and sophisticated project management techniques. As an integral part of our processes, we have established a strict quality assurance and control program. We are certified under the ISO 9001 TickIT standard. In March 1999 our IT engineering process received a level five assessment, which is the highest level of the CMM assessment, under the Capability Maturity Model developed by the Carnegie Mellon Software Engineering Institute. Recently, we adopted Six Sigma as a way of improving our processes and providing the highest levels of quality to our customers. Our quality management system involves, among other things, a rigorous review of software development processes, review and testing of work product and regular internal quality audits.

     We have also been certified under BS7799 — information security management model. This model governs our information security activities and helps us manage security, business continuity and disaster recovery requirements of our customers. Maintaining a high level of customer satisfaction requires sophisticated project management techniques to deliver services seamlessly across multiple locations and time zones. We have developed and applied a sophisticated global project management methodology to help ensure timely, consistent and accurate delivery of our IT services to our customers. Through this methodology, we provide our customers with customized status reports which allow them to track the status of projects over the Internet.

Customers

     We market our services primarily to companies in the North America, Europe, the Middle East and the Asia-Pacific region. We have a global customer base which, as of March 31, 2005, consisted of 390 customers including 144 Fortune Global 500 and Fortune U.S. 500 companies.

     While we derive a significant proportion of our revenues from a limited number of customers, our strategy is to seek new customers and at the same time secure additional engagements from existing customers by providing high quality services and cross-selling new services. The strength of our relationships has resulted in significant recurring revenue from existing customers. Our business from existing customers in fiscal 2005, 2004 and 2003 accounted for 92.1%, 90.7% and 90.5% of IT services revenues, respectively. In fiscal 2005 and fiscal 2004 and 2003, our largest customer, together with its affiliates, accounted for 10.8%, 14.3% and 16.1%, respectively, of our total revenues. In fiscal 2005, 2004 and 2003, our second largest customer accounted for 7.4%, 9.9% and 8.7%, respectively, of our total revenues. Our top five customers accounted for 29.2% and 36.5% of our total revenues in fiscal 2005 and fiscal 2004, respectively.

     The following is a distribution of our customers by our revenues on a trailing 12-month basis or for the fiscal indicated:

	Fiscal
	2005	2004	2003
No. of $1+ million customers	109	81	58
No. of $5+ million customers	30	24	19
No. of $10+ million customers	19	9	9

     Our customers are from diverse industry segments, including from the manufacturing, banking and finance, insurance, and telecom segments. The manufacturing segment accounts for the highest contribution of our revenues followed by the banking and finance segment. We continue to witness accelerated growth in the healthcare segment, while customers have been increasing in newer segments such as retail, energy and utilities.

     The following is a distribution of our IT revenues across our industry segments for the three most recent fiscal years.:

	Fiscal
	2005	2004	2003
Manufacturing	29.2%	32.0%	33.0%
Banking and Finance	17.8	18.3	21.3
Insurance	11.4	13.7	14.0
TIMES	17.3	13.5	10.6
Healthcare	6.0	6.0	3.2
Retail	2.8	1.9	0.6
Transportation	2.7	2.1	1.4
Others	12.8	12.5	15.9

Total	100.0%	100.0%	100.0%

Sales and Marketing

     We market our services mainly through 17 sales and marketing offices which are located in Atlanta, Chicago, Hartford, Parsippany, Santa Clara and Vienna in the United States, as well as in Canada, Germany, Italy, the Netherlands, Spain, Sweden and United Kingdom. We also have 14 sales and marketing offices located in Australia, Singapore, United Arab Emirates, Korea, Taiwan, Japan and India.

     Our sales and marketing operations are divided into three sub-groups. One group consists of sales associates who work solely on acquiring new customers. The second group consists of relationship managers who cross-sell services to existing customers and are responsible for building long-term relationships with such customers. The third group supports the business development efforts of the other two groups. In markets such as the United States, we have an industry-focused sales operation, while in other markets we have regional heads who oversee the sales activity. As of March 31, 2005, we employed 199 marketing and sales associates.

     In order to create greater visibility and recognition of our Satyam brand, we have introduced a focused program to enhance communication with customers in our target industries and enable sharing of experiences and industry developments with our customers. This program includes holding annual customer summits to facilitate customer interaction, organizing forums where industry leaders participate virtually from multiple locations across the globe to discuss trends and related issues, and participating in and sponsoring industry events.

BPO Services and Nipuna

     Nipuna Services Limited, our majority-owned subsidiary, offers BPO services including product support, technical help desk, back-office transaction processing and customer care services in the areas of finance and accounting, human resources, claims administration and document management. Nipuna has recently added services such as research, analytics and animation to its portfolio of service offerings. Nipuna also offers industry specific services to customers in the manufacturing, banking and financial services, insurance, TIMES, healthcare, retail and transportation industries.

     Nipuna was established in fiscal 2002. To promote Nipuna’s business, we entered into an agreement with two investors, Olympus BPO Holdings Limited and Intel Capital Corporation Services Limited, which restricts Satyam from engaging in activities that are or could directly or indirectly be competitive with the business of Nipuna. Such activities include among others providing BPO, soliciting existing or prospective customers of Nipuna to obtain the services offered by Nipuna from other service providers and investing in companies engaged in the same or similar business as Nipuna. These non-compete restrictions apply until the investors redeem all of their preference shares in Nipuna or their equity interest in Nipuna falls below 5% after an initial public offering. See “Item 3. Key Information — Risk Factors — Risks Related to Our Overall Operations — We face intense competition in the IT services and BPO markets which could prevent us from attracting and retaining customers and could reduce our revenues.”

     As of March 31, 2005, Nipuna had 21 customers including 11 Fortune Global 500 and Fortune U.S. 500 companies. For fiscal 2005 and fiscal 2004, Nipuna had revenues of $10.0 million and $2.4 million, respectively. Nipuna handles more than 50 business processes for its customers, a majority of which are also customers of Satyam. Majority of Nipuna’s customers are Fortune Global 500 and Fortune U.S. 500 companies, who have offshored their critical business processes to Nipuna. Some of Nipuna’s arrangements with its customers have Service Level Agreements, or SLAs, as defined, which if Nipuna were to fail to meet, would result in loss of revenue.

     The services offered by Nipuna include:

Claims administration and transaction processing services

     Nipuna offers transaction processing services such as data management and claims administration to its customers. For example, Nipuna provides dental and medical claims administration support by facilitating data entry of the claims received, for one of the largest insurance companies in the United States. Its services have resulted in significant costs savings for the customer besides providing the customer with increased flexibility to manage workload during the peak and off-peak periods.

Customer care services

     Nipuna provides customer care services to customers in different industries. For example, it provides inbound and outbound support for dial-up and digital subscriber line or DSL customers of a Fortune 100 communications services company.

     Nipuna also provides IT help desk support to its customers.

Engineering services

     Nipuna handles assembly plant management for one of the world’s largest engine manufacturers. It also manages other processes such as quality compliance and management, engineering change management, AIS documentation, new product introduction and warranty claims processing. Nipuna also manages data entry of contact information for potential customers into a single database for one of the world’s largest automobile manufacturers.

Strategic Alliances

     We have in the past entered into, and plan to continue to enter into, strategic alliances with leading technology vendors and system integrators to deliver IT solutions across a wide array of technologies and platforms. We have partnered with some of the leading names in key application areas such as ERP (SAP & Oracle), CRM, Integration Middleware, Business Intelligence (Business Objects and Informatica) and Collaborative Commerce. Some of our other prominent alliance partners include 4S, Matrix One, Documentum, Hummingbird and Hyperion. We believe that our existing alliances with over 60 leading technology vendors spanning distinct parts of our customers’ value chain have enhanced our ability to offer packaged solutions across a wide array of technologies and platforms to our customers. We work closely with our alliance partners who provide assistance in technology evaluation and selection, product support and product enhancements. None of these alliances are exclusive in nature and some of the alliance agreements need to be renewed each year.

     Our joint venture with Venture Engineering Global LLC, Satyam Venture, is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Also our joint venture with Computer Associates International, Inc., or CA Satyam, is engaged in the business of hosting, delivering and administering selective applications consisting of software products licensed by Computer Associates International, Inc.

Employees

     We refer to our employees as “associates.” Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled technical associates. Besides competitive salaries and incentive pay, we also offer extensive training, an entrepreneurial work environment and opportunities to work overseas. Since May 1998, we have offered stock options to our associates but, subject to certain exceptions, have decided to stop all stock based compensation with effect from October 1, 2004. As of March 31, 2005, we had 20,690 associates including Nipuna’s 1,367 associates representing a compound annual growth rate in the number of our associates of 32.5% since fiscal 2000. None of our associates are represented by a union. We believe that our relationship with our associates is good.

     Our growth has been driven by our ability to attract top quality talent and effectively engage them. We strongly believe in caring for our associates’ welfare and were selected as one of the Top 10 Best Employers in India by BT-TNS-Mercer & CNBC-Hewitt in 2004.

Recruiting

     We recruit graduates from the engineering departments of India’s leading universities, engineering and technical colleges and management institutes. India has over 1,500 such institutions and, with the rapid growth of the IT services industry in India, the number of students pursuing education in software engineering has increased in recent years. This has allowed us to recruit from a large pool of qualified applicants who undergo our rigorous selection process involving a series of tests and interviews. We also hire professionals who have relevant prior experience from working in India and outside India.

Learning and Developmental Training

     We devote significant resources for training our associates. We established the Satyam Learning Center, which promotes our culture of learning and serves as a catalyst for us to sustain our technological and managerial edge. We require our technical associates to undergo a minimum of 40 hours of learning per year. We have qualified full-time faculty at our learning center that provides ongoing training to our associates at all levels, through which we build competencies in emerging disciplines necessary to meet our customers’ needs. Our training initiatives provide us with a pool of qualified associates which in turn provides us the flexibility to ramp up resources to meet the demands of particular projects and to redeploy our personnel across projects according to our business needs. Apart from technical oriented learning, we also provide leadership training, language training and training on cultural sensitization. Trainers for our leadership training include professors from the Harvard Business School. Our leadership training is aimed at broadening our leadership bandwidth and developing our associates into business leaders for critical business areas such as program management and relationship management.

     We also recruit managers in non-software engineering fields for positions as project leaders and project managers and provide them with extensive training, usually over a six-month period, in software engineering and project management skills.

Retention

     To attract, retain and motivate our associates, we seek to provide an environment that rewards entrepreneurial initiative and performance. We also provide competitive salaries and benefits as well as incentives in the form of cash bonuses. In fiscal 2005, 2004 and 2003, we experienced associate attrition in IT services at a rate of 16.5%, 17.5% and 15.6%, respectively, which included involuntary attrition ranging from 3% to 5% as part of our systematic quality campaign.

     Our human resources policies and practices are oriented towards enhancing associate engagement levels by proactively addressing the factors that impact retention. Several learning and development opportunities are provided to ensure that associates not only upgrade their skills and competencies but are also able to keep pace with cutting edge technologies and prepare themselves to take up challenging roles. Through our comprehensive rewards and recognitions programs and opportunities for job rotation across technologies, industries and locations, we ensure that our associates are motivated and performance oriented. During the last 12 months, our retention rate at senior leadership levels, (which comprises 20% of our workforce), has been 95% and the retention rate for top performers (who comprise approximately 40% of our total associates) is approximately 90%.

     Our professionals who work onsite at customers’ premises in the United States on temporary and extended assignments are typically required to obtain visas. H-1B visas are generally used for deploying personnel to the United States for onsite work, and L-1 visas are typically used for intra-company transfers of employees. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year and in recent years this limit has been reached well before the end of the fiscal year. We are generally able to obtain H-1B and L-1 visas within two to four months of applying for such visas, which remain valid for three years and can be extended for a further three years. We plan for our visa requirements by forecasting our annual needs for such visas in advance and applying for such visas as soon as practicable. Our internal processes enable us to anticipate the amount and type of visas we need for our associates and to plan our resources in advance to meet our project needs.

Competition

     We operate in a highly competitive and rapidly changing market and compete primarily with:

•	consulting firms such as Accenture, BearingPoint, Capgemini and Deloitte Consulting;

•	divisions of large multinational technology firms such as Hewlett-Packard and IBM;

•	IT outsourcing firms such as Computer Sciences Corporation, Electronic Data Systems and IBM Global Services; and

•	offshore IT services firms such as Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Limited.

     We also compete with software firms such as Oracle and SAP, service groups of computer equipment companies, in-house IT departments of large corporations and programming companies and temporary staffing firms. In addition, Nipuna faces competition from firms like Progeon and Wipro BPO, formerly known as Wipro Spectramind.

     In the future, we expect competition from firms establishing and building their offshore presence and firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price advantage alone cannot be a sustainable competitive advantage. We believe that the principal competitive factors in our business include our range of services offered, our level of technical expertise and industry knowledge, our responsiveness to customers’ business needs and the perceived value added. We believe we compete favorably with respect to these factors.

Communications Infrastructure

     A key component of our IT services delivery model is our ability to connect the customer’s system with our offsite and offshore centers through a robust and high performance communications network. Our data and voice network, SatyamNet, connects our facilities worldwide through a high speed network with a backbone of satellite, fiber optic and land lines. SatyamNet provides flexibility for the projects to operate from any of the development facilities inside Satyam providing for seamless integration.

     We have dedicated telecommunication leased lines from reputed service providers such as AT&T, Sprint, MCI, Telstra, VSNL, Bharti and Software Technology Park of India which permit data communication between our facilities in India and our customers’ facilities abroad. In the United States, we have communication hubs in Vienna, Virginia and Parsippany, New Jersey to connect to our customers’ sites.

     We monitor the network performance and continually upgrade SatyamNet to enhance and optimize network efficiency across all operating locations. We currently have 20Mbps International Private Leased Circuits (IPLC) and 30Mbps Internet bandwidth in India. In addition, we have 12Mbps high speed links connecting various cities in India, with our intra-city links being connected by multiple 2 Mbps lines totaling to 130Mbps across the country. We upgrade the bandwidth based on our requirements.

     Our network has surplus capacity available to service new customers in the immediate future and to permit sudden bursts of data transfer and other contingent uses. We use voice over Internet protocols (VoIP) for our voice communication. We have created a resilient network through redundancy in the network and keep adequate stock of spares to ensure high availability and reliability of our networks.

     SatyamNet has extensive security and virus protection capability built to conform to stringent customer and international standards to protect Satyam from virus attacks and provide the necessary security to customers’ data. We have created plans for business continuity and disaster recovery by defining multiple sites across India and other development centers as backup centers for continuity of work.

Facilities

     Our corporate headquarters, the Satyam Technology Center, is located in Hyderabad, India. We own this facility, which provides a modern workspace for approximately 1,400 software associates in two buildings covering an aggregate area of approximately 173,000 square feet, which are linked to our other facilities through SatyamNet. The Satyam Technology Center also has recreational facilities and housing for up to 500 associates which covers an area of approximately 140,000 square feet.

     We also have additional offshore software technology centers located in Bangalore, Bhubaneshwar, Chennai, Hyderabad and Pune in India with facilities aggregating approximately 570,000 square feet. We own some of the facilities while others are leased by us on a long-term basis ranging from six to nine years.

     Each facility is equipped with computers, servers, telecommunications lines and back-up electricity generation facilities sufficient to ensure an uninterrupted power supply.

     In addition to the offshore centers in India, we operate offsite and nearshore centers in major markets to establish a local presence closer to our customers. We lease all of our offsite and nearshore centers for durations ranging from two years to seven years.

     The delivery centers of Nipuna are located in Hyderabad and Bangalore and cover an area of 75,000 square feet and 52,000 square feet, respectively.

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

     Please see “Item 10. Additional Information”, as well as “Item 3. Key Information—Risk Factors” for additional information on the effects of governmental regulation of our business.

Research and Development

     Our research and development efforts are focused on developing services required by our existing customers, to attract new customers and developing competencies and leadership in our service offerings. We have established close alliances with U.S.

and Indian institutions such as Carnegie Mellon University and Indian Institute of Technology, Madras to strengthen our technology competencies. We have set up an enterprise business solution laboratory where latest versions of products are evaluated, business solution scenarios are created and validated. We have set up a grid computing laboratory which simulates a live grid environment for testing sample applications on the grid. We have also established a datawarehousing and business intelligence center which has developed proprietary business intelligence architectural platform which enables us to build large scale data warehousing and business intelligence solutions. We are also working with major technology providers in the areas of technology architectures for .NET for solutions for various industries. In the embedded systems space, we have created an environment to simulate various operating conditions and validate the solutions we build. We have an applied research group which focuses on creating IP in the areas of competition, communication, networking and information processing algorithms. In addition to presenting papers at international conferences and publishing in referenced journals, this group has over 16 United States patent applications in various stages of registration. In fiscal 2005 and 2004, we spent 0.08%, and 0.11% of our total revenues on R&D activities.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Item 3. Key Information—Risk Factors.”

Overview

     We are a global IT solutions provider, offering a comprehensive range of IT services to our customers, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services, as well as BPO. In addition to our core IT services business conducted primarily through Satyam, we provide our BPO services through our majority-owned subsidiary, Nipuna. We are the fourth largest Indian IT software and services provider in India, based on the amount of export revenues generated during our fiscal year ended March 31, 2004. Our total revenues for fiscal 2005 were $793.6 million and over the past three fiscal years our revenues have grown at a compound annual growth rate of 24.2%.

     We believe customers are increasingly demanding full-service IT providers that have expertise in both existing systems and new technologies, access to a large pool of highly-skilled technical personnel and the ability to service customers globally at competitive rates. To meet these requirements, we offer our customers an integrated global delivery model, which we refer to as the “Right Sourcing Model,” to provide flexible delivery alternatives to our customers through our offshore centers located in India, offsite centers which we have established in our major markets, nearshore centers located geographically near our customers’ premises and through our onsite teams operating at our customers’ premises. In addition, we use the expertise resident in our focused industry groups to provide specialized services and solutions to our customers in the manufacturing, banking and financial services, insurance, TIMES, healthcare, retail and transportation industries.

     Our revenues and profitability have grown rapidly in recent years. In fiscal 2005, total revenues increased by 40.1% as compared to fiscal 2004. Our revenues grew to $793.6 million in fiscal 2005 from $566.4 million in fiscal 2004. Our revenue and profitability growth is attributable to a number of factors related to the expansion of our business, including increase in the volume of projects completed for our widening customer base, increase in our associate numbers, increased growth in our consulting and enterprise business solutions business and a strengthening of our customer base in North America and Europe. Our growth has continued despite increasing pressure for higher wages for our associates coupled with pressure for lower prices for our customers. In fiscal 2005, 2004 and 2003, our five largest customers accounted for 29.2%, 36.4% and 38.4%, respectively, of our total revenues. As of March 31, 2005, we had 20,690 employees (including employees of Nipuna), whom we refer to as associates, worldwide as compared to 14,456 associates as of March 31, 2004. With our continuing geographical expansion we now have five offshore facilities in India and 15 overseas facilities located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. We also have 17 sales and marketing offices located in Canada, Germany, Italy, the Netherlands, Spain, Sweden, United Kingdom and United States and 14 sales and marketing offices in the rest of the world.

     Our management evaluates our operating results primarily based on two business segments: IT services and BPO. Our business has also involved a third business segment, software products, but revenues from this segment are no longer meaningful and our management does not intend to evaluate this segment going forward. Each of these segments is discussed below.

•	IT services: We provide a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. We seek to be the single service provider capable of servicing all of our customers’ IT requirements. our consulting and enterprise business solutions includes services in the area of enterprise resource planning, customer relationship management and supply chain management, data warehousing and business intelligence, knowledge management, document management and enterprise application integration. We also assist our customers in making their existing computing systems accessible over the Internet.

•	BPO: We provide outsourced BPO services in areas such as human resources, finance and accounting, customer care (such as voice, email and chat) besides also providing industry-specific transaction processing services. We target our BPO services at the insurance, healthcare, banking and financial services, transportation, tourism, manufacturing, automotive, telecommunications, media, utilities and retail industries. Revenues from this business segment currently do not constitute a significant proportion of our total revenues; however, we anticipate that this proportion will increase over time. Our BPO services are offered through our majority-owned subsidiary, Nipuna. As part of the investor rights and securities subscription agreements which we have entered into with Nipuna’s two other investors, we have agreed not to compete with Nipuna. Pursuant to these agreements, we and our affiliates are restricted from engaging in activities that are or could directly or indirectly be competitive with the business of Nipuna. Such activities include among others providing BPO, soliciting existing or prospective customers of Nipuna to obtain the services offered by Nipuna from other service providers and investing in companies engaged in the same or similar business as Nipuna. These non-compete restrictions apply until the investors redeem all of their preference shares in Nipuna or their equity interest in Nipuna falls below 5% after an initial public offering.

•	Software products: Through our subsidiary, Vision Compass, Inc., or VCI, we had developed and marketed our VisionCompass software product to customers for use as a management tool to assess and help improve business performance. On April 24, 2003, we decided to discontinue VCI’s operations and focus on our IT services and BPO businesses. Although our VisionCompass product remains in use by certain of our customers, we do not plan to introduce any new software products or services through VCI and this business segment will not be evaluated on a going-forward basis. VCI was formally dissolved on March 24, 2004 and revenues from this business segment are no longer meaningful.

Revenues

     We generate revenues through fees for professional services rendered and product development in our three segments, namely, IT services, BPO services and software products.

     The following table sets forth the total revenues (excluding inter-segment revenues) for our three business segments for fiscal 2005, 2004 and 2003:

	Year ended March 31,
	2005		2004		2003
Segment	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
IT services	$786.7	99.1%	$565.0	99.8%	$458.3	99.8%
BPO	6.9	0.9	1.3	0.2	—	—
Software products	—	—	0.1	—	0.9	0.2

Total	$793.6	100.0%	$566.4	100.0%	$459.2	100.0%

     We discuss below the components of our IT services revenues by technology type, contract type, offshore or onshore designation, top customers and customer geography:

   Revenues by technology

     The vast majority of our revenues are generated from our various IT service offerings. The following table presents our IT services revenues (excluding inter-segment revenues) by type of service offering for the periods indicated:

	Year ended March 31,
	2005		2004		2003
Technology type	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Application development and maintenance services	$429.5	54.6%	$339.1	60.1%	$303.2	66.2%
Consulting and enterprise business solutions	269.7	34.3	179.9	31.8	115.9	25.3
Extended engineering solutions	55.2	7.0	20.9	3.7	15.6	3.4
Infrastructure management services	32.3	4.1	25.1	4.4	23.6	5.1

Total	$786.7	100.0%	$565.0	100.0%	$458.3	100.0%

   Revenues by contract type

     Our IT services are provided on a time-and-material basis or on a fixed-price basis. Revenues from IT services provided on a time-and-material basis are recognized in the period that the services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting and are recorded when we can reasonably estimate the time period to complete the work. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known to us. Although we have revised our project completion estimates from time to time, such revisions have not materially affected our reported revenues to date. In recent years, we have experienced some pricing pressure from our customers, which has had a negative impact on margins. In response to current market trends, we are considering the viability of introducing performance-based or variable-pricing contracts. In the near term, we expect that revenue from fixed-price contracts will continue to increase as current market trends indicate a customer preference towards fixed-price contracts.

     The following table presents our IT services revenues (excluding inter-segment revenues) by type of contract for the years indicated:

	Year ended March 31,
	2005		2004		2003
Contract type	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Time and material basis	$517.3	65.8%	$386.1	68.3%	$332.2	72.5%
Fixed-price basis	269.4	34.2	178.9	31.7	126.1	27.5

Total	$786.7	100.0%	$565.0	100.0%	$458.3	100.0%

   Revenues based on offshore and onsite/offsite

     We provide our IT services through a combination of (i) offshore centers located throughout India, (ii) teams working onsite at a customer’s location, (iii) nearshore centers located in Canada, China and Hungary to service U.S.-based, Asia Pacific based and Europe based customers, respectively, and (iv) offsite centers located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. Offshore IT services revenues consist of revenues earned both from IT services work conducted at our offshore centers in India as well as onsite work conducted at customers’ premises which is related to offshore work. Offshore IT services revenues do not include revenues from our offsite or nearshore centers located outside of India or revenues from onsite work which is not related to any offshore work. These later revenues are included in onsite/offsite revenues.

     We generally charge higher rates and incur higher compensation expenses for work performed by our onsite teams at our customer’s premises or at our offsite and nearshore centers, as compared to work performed at our offshore centers in India. Services performed by our onsite teams or at our offsite centers typically generate higher revenues per capita, but at a lower gross margin, than the same amount of services performed at our offshore centers in India.

     The following table presents our IT services revenues (excluding inter-segment revenues) based on the location where services are performed for the years indicated:

	Year ended March 31,
	2005		2004		2003
Location	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Offshore	$327.1	41.6%	$248.2	43.9%	$215.2	47.0%
Onsite /Offsite	459.6	58.4	316.8	56.1	243.1	53.0

Total	$786.7	100.0%	$565.0	100.0%	$458.3	100.0%

   Revenues by top customers

     Our top two customers accounted for 18.3% of our IT services’ revenues in fiscal 2005, as compared to 24.2% and 24.9% of IT services revenues in fiscal 2004 and 2003 respectively. Our top five customers accounted for 29.5% of IT services’ revenues in fiscal 2005 as compared to 36.5% and 38.4% of IT services’ revenues in fiscal 2004 and 2003 respectively.

   Revenues based on customer location

     We have experienced increasing volumes of business from customers located in North America and Europe, attributable to both new customers and additional business from existing customers. At the same time, we have experienced declining revenues from customers in India, due in part to Sify’s revenues no longer being consolidated in our financial results. We expect that most of our revenues will be generated in North America followed by Europe in fiscal 2006.

     The following table gives the composition of our IT services revenues (excluding inter-segment revenues) based on the location of our customers for the years indicated:

	Year ended March 31,
	2005		2004		2003
Geographic location	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
North America	$538.2	68.4%	$413.9	73.3%	$335.1	73.1%
Europe	130.7	16.6	77.5	13.7	53.3	11.6
Japan	13.9	1.8	11.1	2.0	10.5	2.3
India	25.5	3.2	16.0	2.8	27.8	6.1
Rest of the world	78.4	10.0	46.5	8.2	31.6	6.9

Total	$786.7	100.0%	$565.0	100.0%	$458.3	100.0%

Expenses

   Cost of revenues

     Our cost of revenues consists primarily of salary and other compensation and benefits, stock-based compensation expense, depreciation, data communications expenses, computer maintenance, cost of software, sub-contracting charges, expenses relating to the opening of new onsite, offsite, nearshore and offshore centers, sub-contracting costs, and foreign travel expenses.

     The principal component of our cost of revenues is the wage cost of our technical associates. Wage cost in India, including in the IT services industry, have historically been significantly lower than wage cost in the United States and Europe for comparably skilled professionals. However, as wages in India increase at a faster rate than in the United States, we may experience increases in our costs of personnel, particularly project managers and other mid-level professionals.

     The utilization levels of our technical associates also affect our revenue and gross profits. We calculate utilization levels on a monthly basis, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he or she works 157 hours per month. We manage utilization by monitoring project requirements and timetables. The number of associates assigned to a project will vary according to size, complexity, duration, and demands of the project. The utilization levels for our technical associates have been increasing in recent periods, mainly on account of new business and an increase in business from existing customers, and we expect this trend to continue in the near future.

   Selling, general and administrative expenses

     Selling, general and administrative expenses generally include compensation costs of sales, management and administrative personnel, travel costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to cost of revenues.

Subsidiaries and Sify

     We currently have three consolidated subsidiaries, Nipuna, Satyam Technologies Inc. (formerly Satyam Manufacturing Technologies Inc.), or STI, Satyam Computer Services (Shanghai) Company Limited, or Satyam Shanghai, each of which is majority-owned by us and is consolidated in our consolidated financial statements. Our Satyam Shanghai subsidiary is a newly incorporated company. Our subsidiary, Satyam Europe Limited, currently had no material operations and has been formally dissolved in March 2005.

     In addition to our majority-owned subsidiaries, we owned, as of March 31, 2005, 31.6% of the equity shares of Sify. In December 2002, we started accounting for our interest in Sify under the equity method of accounting, since we no longer held a controlling interest in that company. We are under no future obligation to invest additional funds in Sify and at the moment we have no plans to do so. In September 2003 we sold 1,000,000 of our total holding of Sify equity shares at a price of $4.35 (Rs. 198.90) in Sify’s sponsored sale of 4,600,200 of its unlisted Indian equity shares through a secondary issue of Sify’s ADSs.

Income Taxes

     The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 2.5% surcharge. The amount of tax and surcharge payable is further subject to a 2.0% education cess, resulting in an effective tax rate of 36.6%. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by our offsite, nearshore and onsite centers, principally in the United States. We benefit from tax incentives provided to software entities as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2009 or 10 consecutive years of operations of software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for our STP units was reduced from 100% to 90% for the fiscal 2003, and is expected to expire between fiscal 2006 and fiscal 2010. We also earn certain other foreign income and domestic income, which are taxable irrespective of the tax holiday as stated above.

     Our subsidiaries are subject to income taxes of the countries in which they operate. Our subsidiaries’ operating loss carried forward for tax purposes amounted to approximately $21.1 million as March 31, 2005, which is available as an offset against future taxable income of such entities. These carried forward amounts expire at various dates primarily over eight to twenty years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carried forward. A valuation allowance is established attributable to deferred tax assets and losses carried forward in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized. Currently, a full valuation allowance has been made for such losses.

Results of Operations

     The following table sets forth operating data in dollars and as a percentage of revenues for the years indicated:

	Year ended March 31,
	2005		2004		2003
Statement of Operations data:	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
Revenues:
IT services	$787,444	99.2%	$565,433	99.8%	$458,336	99.8%
BPO	9,964	1.3	2,390	0.4	—	—
Software products	—	—	123	0.0	1,124	0.2
Inter–segment	(3,811)	(0.5)	(1,574)	(0.3)	(253)	(0.1)

Total revenues	793,597	100.0	566,372	100.0	459,207	100.0

Cost of revenues: (1)
IT services	(502,232)	(63.3)	(343,072)	(60.6)	(275,170)	(59.9)
BPO	(7,914)	(1.0)	(1,932)	(0.3)	—	—
Software products	—	—	—	—	(49)	(0.0)
Inter–segment	3,370	0.4	1,408	0.2	—	—

Total cost of revenues	(506,776)	(63.9)	(343,596)	(60.7)	(275,219)	(59.9)

Gross profit:
IT services	285,212	35.9	222,361	39.3	183,166	39.9
BPO	2,050	0.3	458	0.1	—	—
Software products	—	—	123	0.0	1,075	0.2
Inter–segment	(441)	(0.1)	(166)	(0.0)	(253)	(0.1)

Total gross profit	286,821	36.1	222,776	39.3	183,988	40.1

Operating expenses:
Selling, general and administrative expenses: (2)
IT services	(113,387)	(14.3)	(96,959)	(17.1)	(116,303)	(25.3)
BPO	(11,379)	(1.4)	(4,513)	(0.8)	—	—
Software products	—	—	(321)	(0.1)	(843)	(0.2)
Inter–segment	441	0.1	166	0.0	253	0.1

Total selling, general and administrative expenses	(124,325)	(15.7)	101,627)	(17.9)	(116,893)	(25.5)

Amortization of goodwill	—	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—
Impairment of other non-marketable investments	—	—	—	—	(3,299)	(0.7)
Reversal of put option charge	—	—	—	—	19,843	4.3
Operating income/(loss):
IT services	$171,825	21.7	$125,402	22.1	$83,407	18.2
BPO	(9,329)	(1.2)	(4,055)	(0.7)	—	—
Software products	—	—	(198)	(0.0)	232	0.1
Inter–segment	—	—	—	—	—	—

Total operating income/(loss)	162,496	20.5	121,149	21.4	83,639	18.2

Interest income	22,339	2.8	20,309	3.6	7,158	1.6
Interest expense	(458)	(0.1)	(471)	(0.1)	(800)	(0.2)
Gain on sale of shares in associated companies/others	66	0.0	2,652	0.5	830	0.2
Loss on foreign exchange transactions	(4,611)	(0.6)	(8,874)	(1.6)	(4,757)	(1.0)
Other income/(expense), net	326	0.0	2,270	0.4	(1,746)	(0.4)
Income before income taxes and equity in earnings/(losses) of associated companies	180,158	22.7	137,035	24.2	84,324	18.4
Income taxes	(25,304)	(3.2)	(22,544)	(4.0)	(9,769)	(2.1)
Minority interest	—	—	—	—	11,082	2.4
Equity in earnings/(losses) of associated companies, net of taxes	(1,094)	(0.1)	(2,631)	(0.5)	(3,339)	(0.7)

Net income/(loss)	$153,760	19.4%	$111,860	19.8%	$82,298	17.9%

Depreciation	$25,049	3.2%	$24,397	4.3%	$33,576	7.3%
Stock-based compensation	1,968	0.2	1,625	0.3	4,521	1.0

(1)	Inclusive of stock-based compensation expenses of $775 thousand, $853 thousand and $1,591 thousand during the years ended March 31, 2005, 2004 and 2003, respectively, in the IT services segments.
(2)	Inclusive of stock-based compensation expenses of $1,193 thousand, $772 thousand and $2,930 thousand during the years ended March 31, 2005, 2004 and 2003, respectively, in the IT services segments.

   Comparison of results for fiscal 2005 and fiscal 2004

     Revenues. Our revenues increased by 40.1% to $793.6 million in fiscal 2005 from $566.4 million in fiscal 2004. This revenue growth of $227.2 million in fiscal 2005 was primarily the result of an increase in business both from existing customers and new customers. Revenues from existing customers increased by 42.4% to $731.2 million in fiscal 2005 from $513.6 million in fiscal 2004. Revenues from new customers increased by 18.2% to $62.4 million in fiscal 2005 from $52.8 million in fiscal 2004. We added 108 customers both in fiscal 2005 and 2004 including 17 and 25 from the Fortune Global 500 and Fortune U.S. 500 list in fiscal 2005 and 2004, respectively.

     During fiscal 2005, revenues from application development and maintenance has grown by $90.4 million or 26.7%, revenues from consulting and enterprise business solutions has increased by $89.8 million or 49.9%, followed by revenues in extended engineering solutions and infrastructure management services, which grew by $34.3 million and $7.2 million or 164.1% and 28.7% respectively.

     Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis decreased to 65.8% in fiscal 2005 from 68.3% in fiscal 2004. Revenues from IT services provided on a fixed-price basis increased to 34.2% in fiscal 2005 from 31.7% in fiscal 2004. The increase in fiscal 2005 for fixed-price contracts is primarily due to the shift in customer preference regarding type of contracts from time-and-material to fixed-price.

     The onsite revenues in fiscal 2005 increased as a result of new engagements in consulting and enterprise business solutions, and the need for extensive interactions with customers in the early stages of new engagements to understand their business needs and create the relevant processes before we move the appropriate portion of the work offshore. Revenues from new customers increased by 18.2% to $62.4 million in fiscal 2005 from $52.8 million in fiscal 2004.

     Of the total increase of $227.2 million in total revenue in fiscal 2005, $127.5 million was on account of increase in revenues from North America followed by $53.9 million increase in revenue from Europe and $31.8 million in rest of the world; revenues in India increased by $11.2 million and in Japan by $2.8 million. Our increased business in North America and Europe was due to new customers and additional business from existing customers.

     Cost of Revenues. Cost of revenues increased by 47.5% to $506.8 million in fiscal 2005 from $343.6 million in fiscal 2004. Cost of revenues represented 63.9% of revenues in fiscal 2005 and 60.7% in fiscal 2004. This increase by $163.2 million was attributable primarily to increases in associate compensation and benefits expenses, traveling expenses, communication expenses, depreciation and other expenses, attributable largely to an overall increase in our business during this period. Associate utilization levels for IT services were 82.1% and 81.4% in fiscal 2005 and 2004, respectively. Associate compensation and benefits expenses increased by 56.7% to $401.2 million, or 50.6% of revenues in fiscal 2005 from $256.0 million, or 45.2% of revenues in fiscal 2004. The increase in the associate compensation and benefits is due to: (i) increase in the total number of technical associates by 5,790 to 19,240 in fiscal 2005 from 13,450 in fiscal 2004; (ii) increase in number of onsite technical associates by 845 to 4,301 in fiscal 2005 from 3,456 in fiscal 2004 for which we pay a higher compensation; and (iii) an increase of existing salaries (approximately 17%) during the period. Traveling expenses increased 23.3% to $39.1 million, or 4.9% of revenues, in fiscal 2005 from $31.7 million, or 5.6% of revenues, in fiscal 2004. Communication expenses increased 37.3% to $7.0 million, or 0.9% of revenues in fiscal 2005 from $5.1 million in fiscal 2004. Other expenses comprised mainly of rent, power and fuel and maintenance expenses. Other expenses increased by 27.9% to $38.1 million, or 4.8% of revenues, in fiscal 2005 from $29.8 million in fiscal 2004. Depreciation expense increased 2.5% to $20.6 million, or 2.6% of revenues, in fiscal 2005 from $20.1 million in fiscal 2004. Stock-based compensation expense decreased by 8.8% to $775 thousand in fiscal 2005 from $850 thousand in fiscal 2004.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 22.3% to $124.3 million in fiscal 2005 from $101.6 million in fiscal 2004. Selling, general and administrative expenses represented 15.7% of revenues in fiscal 2005 and 17.9% of revenues in fiscal 2004. This increase of $22.7 million in fiscal 2005 was a result primarily of increase in associate compensation and benefits for non-technical associates, communication expenses, traveling expenses and sales and marketing expenses. Associate compensation and benefits increased 40.8% to $52.8 million, or 6.7% of revenues, in fiscal 2005 as compared to $37.5 million or 6.6% of revenues in fiscal 2004 primarily on account of increase in number of non-technical associates to 1,450 from 1,006, incentives amounting to $3.7 million and salary increments (approximately 17%) given to associates during the year. Communication expenses increased 35.0% to $8.1 million or 1.0% of revenues in fiscal 2005 as compared to $6.0 million or 1.1% of revenue in fiscal 2004. Traveling expenses increased 5.7% to $9.2 million or 1.2% of revenues in fiscal 2005 from $8.7 million or 1.5% of revenue in fiscal 2004. Traveling expenses increased primarily due to increase in travels by our non-technical associates. Stock-based compensation expense increased 54.7% to $1.2 million in fiscal 2005 from $771 thousand in fiscal 2004. Other expenses comprised primarily of depreciation, professional charges, marketing expense, rent, power and fuel and maintenance expenses. Other expenses increased 8.8% to $53.0 million or 6.7% of revenue in fiscal 2005 from $48.7 million, or 8.6% of revenues in fiscal 2004.

     Operating income. Our operating income was $162.5 million in fiscal 2005, representing an increase of 34.2% over the operating income of $121.1 million for fiscal 2004. As a percentage of revenues, operating income decreased to 20.5% in fiscal 2005, from 21.4% in fiscal 2004. This decrease in operating income as a percentage of revenue was due to (i) increase in the associate compensation and benefits expenses by $160.5 million to $454.0 million or 57.2% of revenue in fiscal 2005 from

$293.5 million, or 51.8% of revenues, in fiscal 2004 and (ii) offset by decrease in the traveling, communication, depreciation and other expenses.

     Interest income. Interest income increased to $22.3 million in fiscal 2005 representing an increase of 9.9% from $20.3 million in fiscal 2004. This increase was due to increase in deposits with banks by $79.5 million to $411.6 million in fiscal 2005 from $332.1 million in fiscal 2004.

     Gain on sale of shares in associated company/others. In fiscal 2005, gain on sale of investments was $66 thousand as compared to $2,652 thousand in fiscal 2004. The gain of $2,652 thousand in fiscal 2004 was primarily on account of the gain on sale of 1,000,000 Indian equity shares of Sify amounting to $2.6 million. Gain on sale of other investments amounted to $66 thousand in fiscal 2005 as compared to $46 thousand in fiscal 2004.

     Gain/(loss) on foreign exchange transactions. In fiscal 2005 and fiscal 2004, 81.8% and 84.5% respectively, of our revenues were generated in U.S. dollars. The average exchange rate of Indian rupee to U.S. dollar in fiscal 2005 was Rs. 44.85 against Rs. 45.96 in fiscal 2004. As at March 31, 2005, the Indian rupee depreciated to Rs. 43.62 against 43.40 at March 31, 2004. As at March 31, 2004, the Indian rupee appreciated to Rs. 43.40 against Rs. 47.53 as at March 31, 2003. As a result of the average exchange rate during fiscal 2005 being lower than during fiscal 2004, loss on foreign exchange transactions was $4.6 million in fiscal 2005 as compared to a loss of $8.9 million in fiscal 2004.

     Other income/(expenses), net. Other income was $326 thousand in fiscal 2005, representing a decrease of 85.6 % from $2.3 million in fiscal 2004. The decrease in the other income is primarily on account of loss on forward and options contracts amounting to $339 thousand in fiscal 2005 as compared to a gain of $2.4 million in fiscal 2004. This decrease was partly offset by increase in other income, net of other expenses to $665 thousand in fiscal 2005 as compared to a loss of $91 thousand in fiscal 2004.

     Income taxes. Income taxes were $25.3 million in fiscal 2005, representing an increase of 12.4% from $22.5 million in fiscal 2004.

     Equity in earnings/( losses) of associated companies, net of taxes. Equity in losses of associated companies was $1.1 million in fiscal 2005 as compared to $2.6 million in fiscal 2004. Equity in losses of Sify and CA Satyam amounted to $1.7 million and $63 thousand respectively in fiscal 2005 as compared to $2.2 million and $398 thousand respectively in fiscal 2004. These losses were partially offset by equity in profit of Satyam Venture amounting to $706 thousand in fiscal 2005 as compared to equity in loss of $3 thousand in fiscal 2004.

     Net income. As a result of the foregoing, our net income was $153.8 million in fiscal 2005, representing an increase of 37.4% over net income of $111.9 million in fiscal 2004. As a percentage of total revenues, net income decreased to 19.4% in fiscal 2005 from 19.8% in fiscal 2004.

   Comparison of results for fiscal 2004 and fiscal 2003

     Revenues. Our total revenues increased by 23.3% to $566.4 million in fiscal 2004 from $459.2 million in fiscal 2003. This growth of $107.2 million or 23.3% in revenues in fiscal 2004 was primarily the result of an increase in business from existing customers and the generation of business from new customers. Revenues from existing customers increased by 23.6% to $513.6 million in fiscal 2004 from $415.5 million in fiscal 2003. Revenues from new customers increased by 20.8% to $52.8 million in fiscal 2004 from $43.7 million in fiscal 2003. We added 108 and 100 customers including 25 and 27 from the Fortune Global 500 and Fortune U.S. 500 list during fiscal 2004 and 2003, respectively.

     During fiscal 2004, IT revenues from consulting and enterprise business solutions grew by 55.2%, followed by revenues from extended engineering solutions which grew by 34.0%. In absolute terms, revenues from consulting and enterprise business solutions showed significant growth of $64.0 million or 55.2%, revenues from application development and maintenance increased by $35.9 million or 11.8%, followed by extended engineering solutions and infrastructure management services, which grew by $5.3 million and $1.5 million representing growth of 34.0% and 6.4%, respectively.

     Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis decreased to 68.3% in fiscal 2004 from 72.5% in fiscal 2003 and revenues from fixed-price basis increased to 31.7% in fiscal 2004 from 27.5% in fiscal 2003. The increase in fiscal 2004 for fixed-price contracts is primarily due to a shift in type of contracts from time-and-material to fixed-price since based on the market trend, a majority of our customers preferred to enter into fixed-price contracts.

     The onsite percentage increased as a result of new engagements during fiscal 2004.

     Our ownership interest in Sify has been accounted using the equity method since December 10, 2002. As a result, revenues from Internet services were zero in fiscal 2004 as compared to $25.7 million in fiscal 2003.

     Of the total increase of $107.2 million in revenues in fiscal 2004, $79.0 million increased in North America followed by $24.5 million in Europe. Revenues in the rest of the world increased by $14.9 million and in Japan by $635 thousand. This was partly offset by a decrease in revenues in India by $11.8 million. Revenues in India included revenue from Internet services of zero in fiscal 2004 and $23.1 million in fiscal 2003. This decline in revenues in India is due to the fact that from December 10, 2002 Sify ceased to be a consolidated subsidiary.

     Cost of Revenues. Cost of revenues increased by 24.8% to $343.6 million in fiscal 2004 from $275.2 million in fiscal 2003. Cost of revenues represented 60.7% of revenues in fiscal 2004 and 59.9% in fiscal 2003. This increase by $68.4 million was attributable primarily to increases in associate compensation and benefits expenses and traveling expenses. This increase was partially offset by a decrease in depreciation expense and other expenses. Associate utilization rates for IT services were 81.4% and 80.4% in fiscal 2004 and fiscal 2003, respectively. The utilization rate increased on account of new business and an increase in business from existing customers. Associate compensation and benefit expenses increased 36.2% to $256.0 million, or 45.2% of revenues, in fiscal 2004 from $187.9 million, or 40.9% of revenues, in fiscal 2003. The increase in associate compensation and benefits is due to: (i) an increase in the total number of technical associates by 4,364 to 13,450 in fiscal 2004 from 9,086 in fiscal 2003; (ii) an increase in number of onsite technical associates by 1,070 during fiscal 2004 to 3,456 for which we pay higher compensation; and (iii) on account of salary increase of 17.0% given to associates during the year. Traveling expenses increased 22.9% to $31.7 million, or 5.6% of revenues, in fiscal 2004 from $25.8 million in fiscal 2003. These increases were partially offset by a decrease in stock-based compensation expense, communication expenses and depreciation expense. Stock-based compensation expense decreased by 43.8% to $0.9 million, or 0.2% of revenues, in fiscal 2004 from $1.6 million, or 0.3% of revenues, in fiscal 2003 as a majority of options granted had a vesting date until March 2003. Communication expense decreased by 60.5% to $5.1 million, or 0.9% of revenues, in fiscal 2004 from $12.9 million, or 2.8% of revenues, in fiscal 2003 on account of communication expenses of Sify being included in fiscal 2003. Depreciation expense decreased by 9.0% to $20.1 million, or 3.5% of revenues, in fiscal 2004 from $22.1 million, or 4.8% of revenues, in fiscal 2003.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased by 13.1% to $101.6 million in fiscal 2004 from $116.9 million in fiscal 2003. Selling, general and administrative expenses represented 17.9% of revenues in fiscal 2004 and 25.5% in fiscal 2003. This decrease was attributable primarily to a decrease in depreciation, traveling expenses, stock-based compensation and other expenses. Depreciation decreased by 70.3% to $4.1 million, or 0.7% of revenues, in fiscal 2004 from $13.8 million, or 3.0% of revenues, in fiscal 2003. The decrease is primarily due to depreciation of $9.7 million included in fiscal 2003 with respect to Sify’s assets up to December 9, 2002 after which it ceased to be our subsidiary. Traveling expenses decreased 13.9% to $8.7 million, or 1.5% of revenues, in fiscal 2004 from $10.1 million, or 2.2% of revenues, in fiscal 2003. Stock-based compensation expense decreased by 73.4% to $0.77 million, or 0.1% of revenues, in fiscal 2004 from $2.9 million, or 0.6% of revenues, in fiscal 2003. Other expenses primarily comprised of rent, power and fuel, repairs and maintenance and training and development. Other expenses decreased by 18.4% to $25.3 million, or 4.5% of revenues, in fiscal 2004 from $31.0 million, or 6.8% of revenues, in fiscal 2003. This decrease was partially offset by an increase in marketing expenses by 13.0% to $10.4 million in fiscal 2004 from $9.2 million in fiscal 2003.

     Operating income (loss). Our operating income was $121.1 million for fiscal 2004, representing an increase of 44.9% over the operating income of $83.6 million for fiscal 2003. As a percentage of revenues, operating income increased to 21.4% for fiscal 2004, from 18.2% for fiscal 2003. This increase was due to (i) a decrease in selling, general and administrative expenses from 25.5% of revenue in fiscal 2003 to 17.9% of revenues in fiscal 2004 and (ii) an impairment of other non-marketable investments of $3.3 million, or 0.7% of revenues, during fiscal 2003. This increase was partially offset by increase in our cost of revenues from 59.9% of revenues in fiscal 2003 to 60.7% of revenues in fiscal 2004 and due to a reversal of our put option charge in fiscal 2003 which was $19.8 million, or 4.3% of revenues, in fiscal 2003.

     Interest income. Interest income increased by 181.9% to $20.3 million in fiscal 2004 from $7.2 million in fiscal 2003. This increase in interest was due to (i) an increase in bank deposits from $268.5 million at the end of fiscal 2003 to $338.5 million at the end of fiscal 2004 and (ii) a transfer of deposits placed in overseas banks to Indian banks yielding higher interest.

     Gain on sale of shares in Sify. In September 2003, we sold 1,000,000 of our 12,182,600 Sify equity shares through Sify’s sponsored ADS program. The sale transaction was privately negotiated and closed at a sale price of $4.35 or Rs. 198.9, per share. The difference between the carrying value of the investment in Sify as of September 30, 2003 and the sales proceeds amounting to $2.6 million has been accounted for as a gain during the fiscal 2004 in our statement of operations.

     Gain/ (loss) on foreign exchange transactions. In fiscal 2004 and fiscal 2003, 84.5% and 80.6%, respectively, of our revenues were generated in U.S. dollars. The average exchange rate of the Indian rupee to the U.S. dollar for fiscal 2004 was Rs. 45.96 against Rs. 48.43 for fiscal 2003. As at March 31, 2004, the Indian rupee appreciated to Rs. 43.40 to $1.00 against Rs. 47.53 as of March 31, 2003. On account of rupee appreciation, our loss on foreign exchange transactions was $8.9 million in fiscal 2004 as compared to a gain of $4.8 million in fiscal 2003.

     Other income/(expenses), net. Other income increased by 35.3% to $2.3 million in fiscal 2004 as compared to other expense of $1.7 million in fiscal 2003. This increase in other income was due primarily to an increase in gains on forward exchange contracts to $2.4 million in fiscal 2004 from $0.06 million in fiscal 2003.

     Income taxes. Income taxes were $22.5 million in fiscal 2004, representing a 129.6% increase from $9.8 million in fiscal 2003. This increase in income taxes is primarily due to an increase in our income taxable in the United States.

     Minority interest. Minority interest in losses of subsidiaries was zero in fiscal 2004 and $11.1 million in fiscal 2003. During fiscal 2003, minority interest represented our minority holding in Sify. We consolidated Sify up to December 9, 2002 after which it ceased to be our subsidiary and subsequently accounted for our interest in Sify using the equity method.

     Equity in earnings (losses) of associated companies. Equity losses of associated companies were $2.6 million in fiscal 2004 as compared to $3.3 million in fiscal 2003. This decrease was due primarily to our reduced holding in Sify to 32.0% as at

March 31, 2004 from 37.2% as at March 31, 2003. Equity in loss of Sify and its associated companies amounted to $2.2 million in fiscal 2004 as compared to $3.7 million in fiscal 2003. Equity in loss of CA Satyam amounted to $398 thousand in fiscal 2004 as compared to $126 thousand in fiscal 2003. Equity in loss of Satyam Venture amounted to $3 thousand in fiscal 2004 as compared to equity in profit of $179 thousand in fiscal 2003. Equity in profit of Satyam GE amounted to $238 thousand in fiscal 2003.

     Net income. As a result of the foregoing, our net income was $111.9 million for fiscal 2004, representing an increase of 36.0% over net income of $82.3 million for fiscal 2003. As a percentage of total revenues, net income increased to 19.8% for fiscal 2004 from 17.9% for fiscal 2003.

Liquidity and Capital Resources

   Net cash provided by operating activities

     Net cash provided by operating activities was $171.2 million, $89.2 million and $98.5 million in fiscal 2005, 2004 and 2003, respectively.

     In fiscal 2005, non-cash adjustments to reconcile the $153.8 million net income to net cash provided by operating activities consisted primarily of depreciation expense of $25.0 million and increase in net accounts receivable and unbilled revenues. Net accounts receivable and unbilled revenues increased by $40.7 million primarily as a result of an increase in our revenues. Accounts payable and accrued expenses increased by $19.6 million primarily on account of an increase in taxes by $2.1 million and an increase in sub-contracting charges payable by $5.0 million.

     In fiscal 2004, non-cash adjustments to reconcile the $111.9 million net income to net cash used in operating activities consisted primarily of depreciation expense of $24.4 million. Net accounts receivable and unbilled revenues increased by $22.5 million primarily as a result of an increase in our revenues. Increase in other working capital assets of $25.4 million was primarily on account of interest accrued on deposits placed with banks. Unearned and deferred revenues increased because of advance billing on customers for services to be rendered in future.

     In fiscal 2003, non-cash adjustments to reconcile the $82.3 million net income to net cash provided by operating activities consisted primarily of depreciation and amortization of license fees expense of $37.2 million. Net accounts receivable and unbilled revenues increased by $15.4 million primarily as a result of an increase in our revenues and increase in the collection period. Increase in other working capital assets of $7.3 million was primarily on account of directors and officers’ liability insurance taken during the year and interest accrued on deposits placed with banks. Unearned and deferred revenues increased by $3.5 million because of advance billing on customers for services to be rendered in future.

   Net cash used in investing activities

     Net cash used in investing activities in fiscal 2005 increased by $55.2 million to $115.4 million from $60.2 million in fiscal 2004. This increase was primarily due to increase in investments in bank deposits by $33.9 million to $79.3 million in fiscal 2005 as compared to $45.4 million in fiscal 2004, increase in purchases of premises, plant and equipment by $22.2 million to $39.0 million in fiscal 2005 from $16.8 million in fiscal 2004 due to the purchase of land by Nipuna and purchase of equipment, primarily infrastructure, computers and other equipment associated with the expansion of new facilities at Hyderabad, Bangalore and Chennai.

     Net cash used in investing activities in fiscal 2004 decreased by $211.8 million to $60.2 million from $272.0 million in fiscal 2003. This decrease was primarily related to a decrease in investments in bank deposits and acquisitions and investments in associate companies. Investments made in bank deposits in fiscal 2004 were $45.4 million as compared to $259.3 million in fiscal 2003. Net cash used for acquisitions and investment in associate companies decreased from $5.1 million in fiscal 2003 to zero in fiscal 2004. These decreases were partially offset by an increase in purchase of premises and equipment by $5.8 million in fiscal 2004.

     Net cash used in investing activities in fiscal 2003 increased by $231.6 million to $272.0 million from $40.4 million in fiscal 2002. This increase was primarily related to investments in bank deposits of $259.3 million. This increase was partially offset by a decrease in the purchase of premises and equipment, acquisitions and investments in associated companies. Purchase of premises and equipment in fiscal 2002 consisted primarily of infrastructure, computers and other equipment associated with the expansion of our business.

   Net cash provided by/(used in) financing activities

     Net cash used in financing activities was $12.9 million, $11.5 million and $12.1 million in fiscal 2005, 2004 and 2003 respectively.

     In fiscal 2005, $26.8 million was raised from financing activities, primarily from issuance of preferred stock (net of issuance costs) of $9.5 million by our subsidiary, $15.3 million by associate stock options and $1.7 million from short-term debt by our subsidiary. Cash dividends paid amounted to $37.6 million in fiscal 2005 as compared to $26.2 million in fiscal 2004.

     During fiscal 2004, $20.5 million was raised from financing activities, primarily from the issuance of preferred stock (net of issuance costs) of $9.4 million by our subsidiary and $9.3 million by associate stock options. We used cash to repay loans amounting to $2.5 million and to pay of dividend amounting to $26.2 million in fiscal 2004.

     During fiscal 2003, $3.3 million was raised from financing activities, primarily from associate stock options of $1.9 million and long-term debts of $1.4 million. We used cash to repay debts amounting to $5.8 million and to pay dividend amounting to $9.7 million in fiscal 2003.

     As of March 31, 2005, we had cash and cash equivalents of $129.8 million, rupee denominated loans from the Satyam Associate Trust of $1.9 million secured by our shares held by the Satyam Associate Trust, and other outstanding loans of $2.4 million with maturities ranging from one to three years. As of March 31, 2005, we had an unused working capital line of credit of $3.4 million from banks and unused long-term line of credit of $20 million from bank and unused non-funded lines of credit of $14.1 million from banks.

     The following table describes our outstanding credit facilities as of March 31, 2005.

			Interest	Computation
Loan Type	Lenders	Amount Outstanding	(per annum)	Method
		(dollars in thousands)
Rupee loan of Satyam Associates Trust	Cholamandalam	$1,919	10.75%	Fixed
Export Packing Credit	BNP Paribas	1,685	6 month Libor+0.25%	Floating
Other loans	Various other parties	2,369	3%-10.5%	Fixed

Total		$5,973

     We anticipate capital expenditures of approximately $50 million in fiscal 2006, principally to finance construction of new facilities in our offshore centers, expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

     We have guaranteed payment of all sums payable by Nipuna to its two strategic investors, Olympus Capital and Intel Capital, upon redemption of the $20 million preference shares in Nipuna held by them. These preference shares are to be mandatorily redeemed or converted into equity shares no later than June 2007, if Nipuna achieves certain targets for revenues and profits by March 31, 2006. If these targeted revenues and profits are not achieved along with other triggering events, the investors have an option to either redeem the preference shares or convert them. Although certain triggering events for early redemption as per the agreement have occurred during the period January 2004 to December 2004, the investors waived their right of early redemption. If not earlier converted, these preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% to 13.5% per annum.

     In addition, depending upon certain triggering events, we may be required to subscribe to US$20 million in convertible debentures of Nipuna which would be convertible upon the election of Nipuna into ordinary shares at any time. On January 6, 2005, Nipuna obtained approval from a bank for long-term borrowings up to US$20 million with an interest of 0.95% above a six-month LIBOR. This facility is available for drawdown by Nipuna until September 30, 2005, and is repayable within three years from the date of drawdown. We expect that Nipuna will utilize this facility, and that we will not therefore be required to subscribe to the convertible debenture described above.

     The following table sets forth our contractual obligations and commitments to make future payments as of March 31, 2005. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations. We believe that the conversion of the Nipuna preference shares is more probable than redemption and therefore have not included such redemption and the redemption premium payable, if redeemed as per the terms of the agreement, in the following table.

	Payments due as at March 31, 2005
	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(dollars in thousands)
Long-term debt	$3,151	$1,137	—	—	$4,288
Operating leases	4,351	5,652	$762	$587	11,352
Unconditional purchase obligations:
Other commercial commitments	8,801	—	—	—	8,801
Bank guarantees	2,738	2,638	490	2,320	8,186
Letters of credit	16	—	—	—	16
Gratuity Plan	324	1,010	2,282	8,711	12,327

Total contractual cash obligations	$19,381	$10,437	$3,534	$11,618	$44,970

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

Deferred Stock-based Compensation

     We have three associate stock option plans: our Associated Stock Option Plan, or ASOP, established in May 1998; our Associated Stock Option Plan B, or ASOP B, established in May 1999; and our Associated Stock Option Plan ADS, or ASOP ADS, established in May 1999. We also have the Employee Stock Option Plan, or ESOP, established by Nipuna in April 2004.

   ASOP

     We account for the ASOP as a fixed plan in accordance with Accounting Principles Board, or APB, Opinion No. 25. Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be recognized as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in fiscal 2005 and 2004, we recognized deferred stock-based compensation of $2.2 million and $776 thousand, and amortized and charged to earnings $2.0 million, $1.6 million during the same periods, respectively.

   ASOP B

     The ASOP B is substantially similar to the ASOP and is administered by the compensation committee of our board of directors. The SEBI guidelines define the exercise price as the price payable by the employee for exercising the option granted to him in pursuance of the stock option plan. In determining the exercise price, we opted for the higher of (a) the closing price of the shares on the date of the meeting of the compensation committee convened to grant the stock options, on the stock exchange where highest volumes are traded, or (b) the average of the two weeks high and low price of the share preceding the date of grant of option on the stock exchange on which the shares of the company are listed. Under U.S. GAAP, in fiscal 2005 and 2004, we recognized deferred stock-based compensation of $(28) thousand and $(14) thousand and amortized and charged to earnings $(27) thousand and $27 thousand during the same periods, respectively. We do not expect to recognize amortization of deferred stock-based compensation in respect of these granted options in fiscal 2006 and fiscal 2007. We account for the ASOP B as a fixed option plan.

   ASOP ADS

     Under ASOP ADS, we periodically issue grants to eligible associates to purchase ADSs. We account for the ASOP ADS as a fixed option plan.

   Nipuna ESOP

     Under the Nipuna ESOP options are granted at fair value to associates as determined by an independent valuer as of the date of grant. We account for the Nipuna ESOP as a fixed option plan. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value and therefore we do not expect to incur compensation expense with respect to those future grants under current accounting rules.

   Effect of recently issued accounting pronouncements

     On December 16, 2004, the FASB issued FAS 123R, Share-Based Payment, an amendment of FASB Statements No. 123 and 95, that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of operations. As of the required effective date, the standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards as of the effective date) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements.

     The revised FAS 123R as issued by FASB will have a significant impact on our consolidated statement of operations as we will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R will be applicable to Satyam for annual periods beginning after June 15, 2005 and currently we have not determined which transition method we will use and have not estimated the likely impact of FAS 123R. Given the uncertain effect of this new accounting requirement, we have decided to cease all stock-based compensation with effect from October 30, 2004, with limited exceptions.

Critical Accounting Policies

     The following is a brief discussion of the more significant accounting policies and methods used by us. We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout this section where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 20-F.

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

     We derive our revenues primarily from IT services, which includes application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services.

     Revenues earned from services performed on a “time-and-material” basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated. We recognize revenue based on the completed-contract method where the work to complete cannot be reasonably estimated.

     We provide our customers with one to three months warranty as post-sale support for our fixed-price engagements. Historically, we have not incurred any material expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

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

     Effective April 1, 2002, we adopted SFAS 142 which requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. We are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. We performed an initial impairment review of goodwill on the adoption of SFAS 142 and also carried out an annual impairment review in 2005. Based on these tests there is no impairment of goodwill during the year ended March 31, 2005.

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

Exchange Rates

     The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	Month end	Average	High	Low
	(Rupees)
January-04	45.32	45.46	45.68	45.29
February-04	45.32	45.27	45.32	45.22
March-04	43.40	44.97	45.32	43.40
April-04	44.52	43.89	44.52	43.40
May-04	45.42	45.18	45.57	44.55
June-04	45.99	45.50	46.21	44.94
July-04	46.40	46.06	46.45	45.66
August-04	46.35	46.32	46.40	46.21
September-04	45.91	46.05	46.35	45.81
October-04	45.30	45.74	45.87	45.30
November-04	44.47	45.03	45.40	44.47
December-04	43.27	43.85	44.52	43.27
January-05	43.60	43.62	43.82	43.35
February-05	43.57	43.58	43.73	43.28
March-05	43.62	43.59	43.70	43.44

Impact of Recently Issued Accounting Pronouncements

   Share-Based Payments

     On December 16, 2004, the FASB issued FAS 123R, Share-Based Payment, an amendment of FASB Statements No. 123 and 95, that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB,

Opinion No. 25, Accounting for Stock Issued to Employees, and require that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of operations. As of the required effective date, the standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements.

     The revised FAS 123R as issued by FASB will have a significant impact on our consolidated statement of operations as Satyam, our subsidiaries and our associated companies will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R will be applicable to Satyam for annual periods beginning after June 15, 2005 and currently we have not determined which transition method we will use and have not estimated the likely impact of FAS 123R.

Risk Management Policy

     Our functional currency is the Indian rupee, however we transact a major portion of our business in U.S. dollars and other currencies and accordingly face foreign currency exposure from our sales in the United States and elsewhere and from our purchases from overseas suppliers in U.S. dollars and other currencies. Accordingly, we are exposed to substantial risk on account of adverse currency movements in global foreign exchange markets. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future.

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

     We purchase foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S. dollars. We enter into foreign exchange forward and options contracts where the counter party is generally a bank. We consider the risks of non-performance by the counter party as non-material. These contracts mature between one and nine months. These contracts do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings.

     The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

	As at March 31,
	2005	2004	2003
	Amount	Amount	Amount
	(dollars in thousands)
Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	$160,000	$44,500	$4,000
Options contracts	141,500	—	—

Total	$301,500	$44,500	$4,000

Gains/(loss) on outstanding contracts:
Forward contracts	$1,034	$435	$43
Options contracts	72	—	—

Total	$1,106	$435	$43

     The outstanding foreign exchange forward and options contracts as of March 31, 2005 mature between one to nine months.

     Gains/(losses) on foreign exchange forward and options contracts included under the head other income/(expense) in the statement of income are as stated below:

	Year ended March 31,
	2005	2004	2003
	Amount	Amount	Amount
	(dollars in thousands)
Forward contracts	$(485)	$2,361	$56
Options contracts	146	—	—

Total	$(339)	$2,361	$56

Off-Balance Sheet Arrangements

     We currently do not engage in any off-balance sheet arrangements.

Foreign Currency Transactions/ Translation

     During the fiscal 2005, 2004 and 2003, 81.8%, 84.5% and 81.2%, respectively, of our total revenues were generated in U.S. dollars. A significant amount of our expenses were incurred in Indian rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, U.S. dollars and Sterling pounds are the functional currencies of our foreign subsidiaries located in the United States and the United Kingdom respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders’ equity.

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

     The average exchange rate of rupee to U.S. dollar in fiscal 2005 was Rs. 44.85 against Rs. 45.96 in fiscal 2004. As at March 31, 2005, the rupee depreciated to Rs. 43.62 against Rs. 43.40 as at March 31, 2004. As at March 31, 2004, the rupee appreciated to Rs. 43.40 against Rs.47.53 as at March 31, 2003. As a result, loss on foreign exchange transactions was $4.6 million in fiscal 2005 as compared to a loss of $8.9 million in fiscal 2004.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     The following table sets forth the name, age, and position of each of our directors and key management personnel of Satyam, as of March 31, 2005:

Directors

Name	Age	Position
B. Ramalinga Raju	49	Chairman
B. Rama Raju	45	Managing Director and Chief Executive Officer(3)
V.P. Rama Rao	71	Director(1),(2),(3)
Dr. Mangalam Srinivasan	66	Director(1),(2)
Krishna G. Palepu	50	Director(1)
Vinod K. Dham	54	Director(2)

Key Management Personnel(4)

Name	Age	Position
Anand T. R.	49	Director and Senior Vice President, Vertical Business Unit — TIMES
Jayaraman G.	49	Vice President, Corporate Affairs and Company Secretary
Joseph Abraham	52	Director and Senior Vice President, Vertical Business Unit — Retail
Keshab Panda	46	Director and Senior Vice President, Regional Business Unit, Europe
Manish Sukhlal Mehta	48	Director and Senior Vice President, Horizontal Competency Unit — SAP, Engineering and Spatial Services
Mohan Eddy F.S.	54	Director, Internal Information Systems and Platinum Processes Group
Murty A.S.	46	Director and Senior Vice President, Global Human Resources
Prabhat G.B.	39	Director, Horizontal Business Unit — Business Solution
Ram Mynampati	47	President, Commercial and Healthcare Businesses
Ravi Shanker Bommakanti	46	Director and Senior Vice President — Vertical Business Unit — Insurance
Shailesh Shah	44	Director and Senior Vice President — Corporate Strategy Group
Srinivas V.	44	Director, Senior Vice President and Chief Financial Officer
Subramanian D.	45	Director and Senior Vice President — Vertical Business Unit — Manufacturing, Energy, Oil and Gas and Utilities
Vijay Prasad Boddupalli	53	Director and Senior Vice President — Horizontal Competency Unit — Enterprise Applications and Business Intelligence Solutions
Virender Aggarwal	44	Director and Senior Vice President — Regional Business Unit-India, Middle, Africa & Asia Pacific

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Investors Grievance Committee
(4)	Directors listed under key management personnel are directors of business/support units and not members of our board of directors.

     B. Ramalinga Raju has been on our board of directors since our inception in 1987. Prior to becoming the Chairman in 1995, he was the Vice Chairman of the Satyam Corporate Group. Mr. Ramalinga Raju also sits on the board of directors of Nipuna. Mr. Raju founded Satyam Computer Services in 1987 and has been instrumental in developing Satyam into one of the top Indian IT services company. Among the many awards received by him, Mr. Raju was awarded the “Corporate Citizen of the Year” award during the Asian Business Leadership Summit held in Hong Kong in 2002. He was also named as the “IT Man of the Year” by Dataquest in 2001 and was conferred the “Entrepreneur of the Year Award (Services)” by Ernst & Young, India in 2000. Mr. Ramalinga Raju holds a Master of Business Administration degree from Ohio University and has attended the Advanced Management Program conducted by Harvard Business School.

     B. Rama Raju has been on our board of directors since our inception in 1987. He became the Managing Director and Chief Executive Officer in 1991. Prior to joining our company, he was a director of Maytas Infra Limited. Mr. Rama Raju also sits on the board of directors of Nipuna, Maytas Infra Limited and Satyam Venture Engineering Services Private Limited. Mr. Rama Raju holds a Master of Economics degree from Loyola College, Chennai and a Master of Business Administration degree from Loredo State University, Texas. He has also attended the Advanced Management Program conducted by Harvard Business School. Mr. Rama Raju is the younger brother of Mr. Ramalinga Raju, the Chairman of the company.

     V. P. Rama Rao was appointed to our board of directors in July 1991 as an independent director. Before joining our company, he was with the Indian Government’s Administrative Service and was the Chief Secretary to the government of Andhra Pradesh. He was closely involved with the industrial development of Andhra Pradesh for over two decades. He also worked as the Chief of Industrial Infrastructure Corporation. Mr. Rama Rao holds a Post-Graduate degree in Arts, a Bachelor degree in Civil Law and a Post-Graduate diploma in Technical Science and Industrial Administration, from Manchester University, England. Mr. Rama Rao also sits on the board of directors of VBC Ferro Alloys Limited, Salguti Plastics Limited, NCC Finance Limited and Konaseema EPS Oakwell Power Limited.

     Dr. Mangalam Srinivasan was appointed to our board of directors in July 1991 as an independent director. She is a management consultant and a visiting professor at several U.S. universities. Dr. Mangalam Srinivasan holds a Ph.D. in technology from George Washington University, a Master of Business Administration degree (international finance and organization) from the University of Hawaii, a Master of Arts degree (English) from Presidency College, Madras University and was an Advanced Special Scholar (astronomy and physics) at the University of Maryland. Currently, Dr. Mangalam Srinivasan is an advisor to the Kennedy School of Government, Harvard University, Massachusetts where she is a distinguished fellow.

     Professor Krishna G. Palepu was appointed to our board of directors on January 23, 2003 as an independent director. Professor Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School, where he also holds the title of Senior Associate Dean, Director of Research. Professor Palepu joined the Harvard Business School faculty in 1983. He graduated with a Masters degree in Physics from Andhra University and holds a Master of Business Administration degree from the Indian Institute of Management, and a Ph.D. from the Massachusetts Institute of Technology. Professor Palepu serves as consultant to a wide variety of businesses, and is on the boards of several companies including Dr. Reddy’s Laboratories Limited in India, Enamics, Inc. and Harvard Business School Publishing Co. in the United States.

     Vinod K. Dham was appointed to our board of directors on January 23, 2003 as an independent director. Mr. Dham is Vice President and General Manager, Carrier Access Business Unit, of Broadcom Corporation. Prior to this, he was the Chairman, President and Chief Executive Officer of Silicon Spice Inc., which was acquired by Broadcom Corporation. Mr. Dham obtained his Bachelor’s degree in Electrical Engineering (electronics) from the University of Delhi and received his Master degree in Electrical Engineering (solid state) from the University of Cincinnati. He held the positions of Vice President of Intel Corporation’s Microprocessor Products Group and General Manager of the Pentium Processor Division. Mr. Dham is also a director of NewPath Ventures LLC, Hellosoft Inc., Sasken Communication Technologies Limited, Nevis Networks Inc., Telsima Inc.

     Anand T.R. has been our Director and Senior Vice President of the Telecom, Infrastructure, Media & Entertainment, and Semiconductors (TIMES) business unit since April 2004. Prior to this, he was the Chief Operating Officer of the Telecom Business Unit. During 2001 — 2002 he was the chairperson of Satyam, Japan. Prior to joining our company, he was the Country General Manager — e-Business and Cross Industry Solutions at IBM Global Services, India. He started his career at Tata Consultancy Services and later worked at the Groupe Bull subsidiary in India for eleven years. Mr. Anand holds a bachelor degree in electronics engineering from the University Visvesvaraya College of Engineering, Bangalore, and a post- graduate diploma in Business Management (with specialization in Information Systems) from the Indian Institute of Management, Ahmedabad.

     Jayaraman G. was appointed our Vice President, Corporate Affairs and Company Secretary in October 2000. From March 2000 to September 2000 he was Assistant Vice President and Company Secretary. Prior to joining our company, he was with Samrat Spinner Limited as Director (Finance) and Company Secretary. Mr. Jayaraman holds a Bachelor of Science degree from University of Madras, is a fellow member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India. He is also an associate member of the Institute of Company Secretaries of India.

     Joseph Abraham was appointed as our Director and Senior Vice President, Vertical Business Unit — Retail in November 2000 after being the Senior Vice President, Strategic Business Unit 7 since 1998. Prior to joining our company, he was with Tata Consultancy Services Limited as Executive Vice President, Human Resources. Mr. Abraham holds a Master of Personnel Management and Industrial Relations degree from Tata Institute of Social Services and a Differential Test Battery Certificate from Morrisby Institute, United Kingdom.

     Keshab Panda has been our Director and Senior Vice President — Head of Satyam Europe Operations since April 2004. He is also the Chief Executive Officer of Satyam Technologies Inc, a wholly owned subsidiary of Satyam and additionally manages multiple strategic relationships with our key customers as well. Prior to this, as a veteran of the Indian Space Research Organization (ISRO) Satellite Centre, he played an important role with the design of India’s indigenous communications satellite, INSAT II Satellite and the Defence Research Development Organization (DRDO) in various capacities.

     Manish Sukhlal Mehta has been our Director and Senior Vice President — Horizontal Competency Unit — SAP, Engineering & Spatial Services, since April 2004. Prior to his current role, he was responsible for building our automotive practice. Mr. Mehta also played a key role in establishing the Manufacturing Business Unit in Satyam. He also established a Strategic Business Unit for Banking & Finance and managed it successfully as a profit center. Prior to joining our company, Mr. Mehta was heading the business operations of Datamatics in Chennai. He began his career with Tata Consultancy Services Limited, where he served for 15 years in various positions. Mr. Mehta holds a Masters in Science (Hons.) — Chemistry, and a Masters in Engineering — Industrial Development from the Birla Institute of Technology & Science (BITS), Pilani.

     Mohan Eddy F. S. has been our Director, Internal Information Systems and Platinum Processes Group since 2003. He was the Director, Horizontal Business Unit — Collaborative Enterprise Solutions since November 2000 and a Director, Strategic Business Unit of Satyam Renaissance Consulting from 1995. Mr. Mohan Eddy holds a Bachelor of Engineering degree and a Post-Graduate diploma in Management from the Indian Institute of Management, Calcutta.

     Murty A. S. has been our Director and Senior Vice President, Global Human Resources since November 2000. He was Senior Vice President, Human Resources in 1999 and Senior Vice President of Strategic Business Unit I since 1994. Before joining our company, Mr. Murty was with Tata Consulting Services Limited for over 12 years. Mr. Murty holds a Master of Engineering degree from the Indian Institute of Science, Bangalore.

     Prabhat G. B. has been our Director, Horizontal Business Unit — Business Solution since November 2000. He is responsible for leading our business into the higher-end consulting service offerings. He was co-founder and Director, Strategic Business Unit of Satyam Renaissance Consulting from 1995, prior to which he worked for nearly 10 years for the TVS Group. Mr. Prabhat holds a Master of Science (Computer Sciences) degree from the Indian Institute of Technology, Chennai.

     Ram Mynampati has been our President, Commercial and Healthcare Businesses since October 2002. He was our Executive Vice President and Chief Operating Officer, Vertical Business Unit — Insurance, Banking and Financial Services, Healthcare since November 2000 and Executive Vice President, Strategic Business Units 1, 2 and 4 in 1999. He also provides executive leadership to our customer relationship with General Electric and oversees our industry groups which service the U.S. Government. Prior to joining Satyam, Mr. Mynampati has held key positions in large, multinational organizations, such as UNISYS and Southern California Gas Company. Mr. Mynampati holds a Master of Computer Science degree from California State University.

     Ravi Shanker Bommakanti has been our Director and Senior Vice President of Insurance Business Unit since April, 2004. Prior to this, he was responsible for the GE Strategic Relationship unit of Satyam for five years. Mr. Bommakanti was also responsible for managing the Dun and Bradstreet relationship for Satyam and in developing client-server competencies in Satyam. Prior to joining our company, Mr. Bommakanti worked with Citicorp in United States and India and Bankers Trust in Australia. Mr. Bommakanti is a Chartered Accountant with experience in Financial Services and Accounting.

     Shailesh Shah has been our Director and Senior Vice President — Corporate Strategy since September, 2004. Mr. Shah’s last employment was with Watson Wyatt (India), as its Managing Director. Spanning his 20 year career, Mr. Shah has worked with organizations like Price Waterhouse, The Strategy Consulting Group and the Hay Group. Mr. Shah holds a Bachelors degree in Mechanical Engineering from Bangalore University, a Masters in Science Industrial Engineering & Operations Research from Syracuse University and a Master of Business Administration degree from Drexel University, United States.

     Srinivas V. has been our Director, Senior Vice President and Chief Financial Officer since October 2002. He was our Senior Vice President and Chief Financial Officer since November 2000 and as Vice President and Chief Financial Officer from 1998. Mr. Srinivas is a fellow member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. He is also an associate member of the Institute of Cost and Works Accountants of India. In addition, he holds a Bachelor of Law degree and a Master of Commerce degree from Osmania University, Hyderabad. He is also a director of Nipuna and Sify Limited.

     Subramanian D. has been our Director since October 2002. He is also Director and Senior Vice President — Manufacturing, Automotive, Energy, Oil and Gas and Utilities since April 2004. He was Senior Vice President — SAP — Manufacturing and Engineering practices since October 2002 and Vice President — SAP since joining our company in 1999. Mr. Subramanian graduated with a Master of Business Administration degree from Annamalai University, Tamil Nadu and is an associate member of the Institute of Cost and Works Accountants of India.

     Vijay Prasad Boddupalli has been our Director and Senior Vice President — EABIS (Enterprise Applications and Business Intelligence Solutions) business unit since April 2004. Prior to joining our company in 1996 Mr. Boddupalli worked in the United States and Australia. He started his career with Tata Consulting Services Limited, during which time he worked with American Express in the United Kingdom, Slavenburg’s bank in the Netherlands, New Zealand Post Office in New Zealand. Mr. Boddupalli has a Bachelor degree of Technology in Electronics & Communications Engineering, from Regional Engineering College, Warangal and a Masters degree of Technology in Computer Science from Indian Institute of Technology, Bombay.

     Virender Aggarwal is our Director and Senior Vice President — APAC-MEIA territories (Asia Pacific, Middle East, India and Africa) since April, 2004. He is responsible for management of business and delivery operations, which include the development centers across China, Australia, Malaysia, Singapore, Middle East and Japan. Prior to joining Satyam, Mr. Aggarwal was the head of a large Indian Software and Training Company operating out of Singapore. Mr. Aggarwal has completed his Masters in Management from BITS, Pilani and has more than 18 years’ experience, including eight years in general management positions. Mr. Aggarwal’s other assignments included working for management consultancy firm — AF Ferguson and Co in India, and various positions of responsibility in other organizations in the field of IT consulting.

Compensation

   Executive Compensation

     Under the Companies Act, our shareholders must approve the salary, bonus and benefits of all associate directors at an annual general meeting of shareholders. At our general meeting held on July 23, 2004, our shareholders approved the employment terms and conditions for each of our associate directors including the monthly salary, benefits, medical reimbursement and pension fund contributions. These terms are made for a five-year period. The employment terms of Mr. B. Ramalinga Raju, the chairman of our board of directors, and Mr. Rama Raju, our managing director and chief executive officer, were renewed for a period of five years with effect from April 1, 2004.

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

     The following table sets forth all compensation awarded to, earned by or paid to Mr. B. Rama Raju, our managing director and chief executive officer, during fiscal 2005 for services rendered in all capacities to us. Mr. Raju was appointed as managing director and chief executive officer of our company in 1991. With the exception of four executive officers who are serving overseas, none of our other executive officers earned a combined salary and bonus in excess of $100,000 during any of the last three fiscal years. With respect to the four key managerial personnel, we have not provided individual compensation information because their compensation is attributed predominantly to their overseas assignments, and if they were based in India, their individual compensation would not have exceeded $100,000. The total remuneration received by our executive officers and directors for their services to us for the fiscal year ended March 31, 2005 was $3.8 million. The total remuneration and the amounts in the following table are in dollars based on the noon buying rate of Rs. 43.62 per dollar on March 31, 2005.

   Annual Compensation

Name and Principal Position	Salary	Bonus	Others (1)
B. Rama Raju, Managing Director and Chief Executive Officer	$85,502	—	$6,961

(1)	Includes membership fees and housing allowance.

   Option Grants

     During the fiscal year ended March 31, 2005, we granted options to our key managerial personnel to purchase 592,497 shares under our ASOP B plan and 185,572 ADSs under our ASOP ADS plan. The expiration dates for these options granted under ASOP B and ASOP ADS ranged from April 23, 2010 to April 01, 2013. The exercise prices for the options granted under ASOP B, ranged from Rs. 331.55 to Rs. 402.00 and the exercise price for the options granted under ASOP ADS was $21.91.

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

Our ASOP and ESOP Plans

     We have three associate stock option plans: our Associate Stock Option Plan, or ASOP, established in May 1998; our Associated Stock Option Plan B, or ASOP B, established in May 1999; and our Associated Stock Option Plan ADS, or ASOP ADS, established in May 1999. We also have the Employee Stock Option Plan, or ESOP, established by Nipuna in April 2004.

ASOP

     The aspects of the ASOP differ significantly from typical U.S. stock option plans. We established a controlled associate welfare trust called the Satyam Associate Trust to administer the ASOP and issued warrants to purchase 13.0 million equity shares of Satyam. To give our associates the benefit of our stock split in September 1999, the Trust exercised its warrants to acquire our shares before the split using the proceeds from bank loans. The Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for issuance by the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, employees have 30 days in which to exercise their warrants. Each warrant issued by the Trust currently entitles the associate holding the warrant to purchase 10 equity shares of our company at a price of Rs.450 ($10.4), plus an interest component associated with the loan the Trust assumed, for the conversion of the warrants it held. The interest component is computed based on a fixed vesting period and a fixed interest rate. This exercise price has been substantially below the market price of our shares at the time the warrants have been granted by the Trust. Neither we nor the Trust may increase the exercise price of the warrants. As of March 31, 2005, warrants (net of forfeited and cancelled) to purchase 11,805,860 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 11,565,360 equity shares have been exercised.

ASOP B

     The ASOP B is substantially similar to the ASOP and is administered by a committee of our board of directors. The SEBI guidelines define the exercise price as the price payable by the employee for exercising the option granted to him in pursuance of the stock option plan. In determining the exercise price, we opted for the higher of the following: (a) the closing price of the shares on the date of the meeting of the Compensation Committee convened to grant the stock options, on the stock exchange where highest volumes are traded; or (b) the average of the two weeks high and low price of the share preceding the date of grant of option on the stock exchange on which the shares of the company are listed. As of March 31, 2005, options (net of forfeited and cancelled) to purchase 30,889,452 equity shares have been granted to associates under this plan and warrants to purchase 4,059,137 equity shares have been exercised.

ASOP ADS

     Under ASOP ADS, we periodically issue grants to eligible associates to purchase ADSs. The warrants issued under ASOP ADS can be granted at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant. As of March 31, 2005, warrants (net of forfeited and cancelled) for 1,590,978 ADSs representing 3,181,956 equity shares have been granted to associates under the ASOP ADS, and warrants to purchase 333,077 ADSs representing 666,154 equity shares have been exercised.

Nipuna ESOP

     Under the Nipuna ESOP options are granted at fair value to associates as determined by an independent valuer as of the date of grant. The options granted under the Nipuna ESOP vest in three equal trances at the end of the second, third and fourth year from the date of grant. As of March 31, 2005, options (net of forfeited and cancelled) for 813,578 equity shares have been granted to associates under the Nipuna ESOP, and no options to purchase equity shares have been exercised.

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

     Employees

     For a description of our employees, see “Item 4. Information on the Company — Employees.”

     Share Ownership

     The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2005 by each of our directors and our chief executive officer and all of our directors and executive officers as a group. The table gives effect to equity shares issuable within 60 days of March 31, 2005 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

	Equity Shares
	Beneficially Owned
Beneficial Owner	Number		Percent
B. Rama Raju	15,193,000	(1)	4.8
B. Ramalinga Raju	13,872,000	(2)	4.4
V.P. Rama Rao	2,000	(3)	*
Dr. Mangalam Srinivasan	—		—
Krishna G. Palepu	—		—
Vinod K Dham	—		—
All directors and executive officers as a group	30,247,687		9.5

		Number of	Number of
		Equity Shares	Equity Shares	% of Equity Shares Beneficially Owned
		sold in the	sold in the	(excluding 1,424,340 equity shares held
	Number of Equity	Offering	Offering	by Satyam Associate Trust)
	Shares Beneficially	(excluding	(including
Beneficial Owner	Owned	optional shares)	optional shares)	Before this Offering	After this Offering

Other 5% shareholders:
Templeton Global Advisors Limited(4) A/ C Templeton Funds, Inc. (Templeton Foreign Fund), 500 East Broward Boulevard, Suite 2100 Fort Lauderdale, Florida 33394-3091	21,508,786				6.74
FMR Corp(5) 82 Devonshire Street, Boston, Massachusetts 02109	16,001,862				5.01

(1)	Includes 3,874,000 equity shares held by B. Rama Raju’s wife, B. Radha Raju. B. Rama Raju disclaims beneficial ownership of any equity shares held by B. Radha Raju.
(2)	Includes 4,047,000 equity shares held by B. Ramalinga Raju’s wife, B. Nandini Raju. B. Ramalinga Raju disclaims beneficial ownership of any equity shares held by B. Nandini Raju.
(3)	These shares held by V.P. Rama Rao’s wife, Gayatri Rama Rao. V.P. Rama Rao disclaims beneficial ownership of any equity shares held by Gayatri Rama Rao.
(4)	These shares are held among various affiliates of Templeton Global Advisors Limited. This information is derived from the Company’s shareholder records as of March 31, 2005.
(5)	This information is based solely on the Amendment 1 to Schedule 13G (File No. 005-62431) filed with the SEC on February 14, 2005. Includes 16,341,983 and 428,540 equity shares beneficially held by FMR Corp’s wholly-owned subsidiaries, Fidelity Management & Research Company and Fidelity Management Trust Company, respectively, and 54,100 equity shares beneficially held by FMR Corp’s affiliate, Fidelity International Limited.
*	Less than 0.1% of total.

     Mr. Ramalinga Raju, our chairman, and Mr. Rama Raju, our managing director and chief executive officer, have advised us that they intend to donate (or sell and donate the proceeds of such sale) to a philanthropic organization operating in India. Mr. Ramalinga Raju and Mr. Rama Raju have also advised us that they currently expect to make such donation in the near future, and that they would each donate an amount of shares representing up to approximately 0.25% of our shares currently outstanding (or in total up to approximately 0.5% of our shares currently outstanding). Such donation would be undertaken pursuant to an exemption from the registration requirements of the Securities Act.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share Ownership

     No person or group of affiliated persons who is known to us to beneficially own 5% or more of our equity shares as of March 31, 2005.

     As of March 31, 2005, 487,500 of our equity shares, representing 0.15% of our outstanding shares, were held by a total of 126 holders of record with addresses in the United States. As of March 31, 2005, we have issued 17,008,077 ADSs (representing 34,016,154 equity shares) and which represent 10.6% of our outstanding equity shares and which are held by approximately 19,000 beneficial holders.

Related Party Transactions

     In October, 1999, we entered into a joint venture with Venture Global Engineering LLC, USA. The joint venture company, called Satyam Venture Engineering Services Private Limited or Satyam Venture, formed in January 2000, provides engineering services and computer services to the automotive industry. We hold a 50% stake in the joint venture company. For fiscal 2005, 2004 and fiscal 2003, we provided infrastructure and other services to Satyam Venture, which amounted to $315 thousand, $1.2 million and $875 thousand respectively. For fiscal 2005, 2004 and fiscal 2003, we received services from Satyam Venture, which amounted to $7.1 million, $5.3 million and $357 thousand respectively. As of March 31, 2005, we owe $3.1 million to Satyam Venture.

     During the fiscal 2005, Sify rendered services to us aggregating to $1.4 million, on terms which were no less favorable to us than could have been obtained from independent third parties.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

     We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal 2005.

Legal Proceedings

     As of the date of this document, we are not a party to any legal proceedings that could reasonably be expected to seriously harm our company.

Dividends

     Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended, by the board of directors. However, approval of shareholders is not required for distribution of Interim dividend. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. We paid out dividends of Rs. 1,722.7 million ($37.6 million), Rs. 1,207.0 million ($26.2 million) and Rs. 469.0 million ($9.7 million) in fiscal 2005, fiscal 2004 and fiscal 2003 respectively. These dividends include interim dividends for the current fiscal year and dividends paid with respect to previous fiscal year. Under Indian law, dividends are declared with respect to the shares outstanding during the prior fiscal year and are paid in the subsequent fiscal year after approval by shareholders in the Annual General Meeting. The dividend is paid on the outstanding shares as at the end of fiscal year and is prorated for shares issued during the fiscal year to take into account the amount of time such shares have been issued. Although, we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased.

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

     The number of our outstanding equity shares (including the underlying shares for ADSs) as of March, 31, 2005 was 317,840,951. As of March 31, 2005, there were 17,008,077 ADSs outstanding (representing 34,016,154 equity shares).

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

   Annual high and low market prices

	Rupee price per		U.S. dollar price
	equity share(1)		per equity share
Fiscal year ended March 31,(2)	High	Low	High	Low
2001	Rs. 901.98	Rs. 179.00	$19.25	$3.82
2002	331.15	111.00	6.78	2.27
2003	291.85	175.10	6.14	3.68
2004	391.00	127.30	9.01	2.93
2005	442.00	250.00	10.10	5.70
2006 (through April 22, 2005)	431.90	364.40	9.90	8.35
Fiscal 2003:
First Quarter	280.15	208.10	5.73	4.25
Second Quarter	258.85	189.75	5.35	3.92
Third Quarter	291.85	193.35	6.08	4.03
Fourth Quarter	282.85	175.10	5.95	3.68
Fiscal 2004:
First Quarter	196.45	127.30	4.23	2.74
Second Quarter	265.00	161.00	5.79	3.52
Third Quarter	381.00	250.20	8.36	5.49
Fourth Quarter	391.00	281.00	9.01	6.47
Fiscal 2005:
First Quarter	338.00	250.00	7.35	5.44
Second Quarter	394.00	293.55	8.58	6.39
Third Quarter	442.00	352.60	10.21	8.15
Fourth Quarter	424.30	335.00	9.73	7.68
Fiscal 2006:
First Quarter (Through April 22, 2005)	431.90	364.40	9.90	8.35
Monthly prices:
October 2004	409.75	352.60	9.05	7.78
November 2004	442.00	369.60	9.94	8.31
December 2004	435.80	395.00	10.07	9.13
January 2005	417.00	335.00	9.56	7.68
February 2005	424.30	393.10	9.73	9.01
March 2005	422.30	385.65	9.67	8.79
April 2005 (Through April 22, 2005)	431.90	364.40	9.90	8.35

(1)	Data derived from the BSE website. The prices and volumes quoted on the NSE may be different.

(2)	For comparative purposes, the price per equity share data above is adjusted for the September 1, 1999 two-for-one stock split which took effect on the BSE on August 16, 1999 and the August 25, 2000 five-for-one stock split which took effect on the BSE on August 7, 2000.

     Our ADSs commenced trading on the New York Stock Exchange on May 15, 2001, at an initial offering price of $9.71 per ADS. The tables below set forth, for the periods indicated, high and low trading prices for our ADS.

	Price per ADS
	High	Low
Fiscal
2002 (since May 15, 2001)	$14.74	$5.05
2003	13.50	7.93
2004	35.35	7.25
2005	28.50	16.00
2006 (through April 22, 2005)	24.23	21.00
Fiscal 2003
First Quarter	12.56	9.46
Second Quarter	11.75	7.93
Third Quarter	13.50	8.40
Fourth Quarter	13.06	8.24
Fiscal 2004
First Quarter	10.10	7.25
Second Quarter	13.86	8.50
Third Quarter	30.25	12.45
Fourth Quarter	35.35	18.10
Fiscal 2005
First Quarter	23.96	16.00
Second Quarter	24.85	17.06
Third Quarter	28.50	23.06
Fourth Quarter	26.25	20.75
Monthly prices
September 2004	24.85	19.70
October 2004	28.40	23.55
November 2004	28.50	25.38
December 2004	28.04	23.06
January 2005	24.50	20.75
February 2005	26.25	23.62
March 2005	24.31	21.80
April 2005 (through April 22, 2005)	24.23	21.00

ITEM 10. ADDITIONAL INFORMATION

Corporate Governance

The Company is also subject to the NYSE listing standards, although, because it is a foreign private issuer, those standards are considerably different from those applied to U.S. companies. Under the NYSE rules, the Company need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by its chief executive officer of any material non-compliance with any corporate governance rules; (iii) provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and (iv) provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.

     The following table compares the Company’s principal corporate governance practices to those required of U.S. companies.

Standard for U.S. Listed Companies

Satyam Computer Services Limited’s Practice

Director Independence

•	A majority of the board must consist of independent directors.

•	Four of the Company’s six directors, namely Mr. V.P. Rama Rao, Dr. Mangalam Srinivasan, Prof. Krishna G. Palepu and Mr. Vinod K. Dham, are independent within the meaning of the NYSE standards.

Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. For example, directors who are employees, are immediate family of the chief executive officer or receive over $100,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent.

Standard for U.S. Listed Companies

Satyam Computer Services Limited’s Practice

•	The non-management directors of each company must meet at regularly scheduled executive sessions without management.

•	The Company’s non-management directors do not meet periodically without management directors.

Audit Committee

•	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation and oversight of the independent auditor; (iii) adopt procedures for the receipt and treatment of complaints with respect to accounting and auditing issues; (iv) be authorized to engage independent counsel and other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.

•	The Company has an audit committee which meets all of the requirements of Rule 10A-3, except establishing procedures for receiving complaints. The Company expects to have such procedures in place by the required compliance date.

•	The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE.

•	The Company’s audit committee consists of three members and all the members are independent under the NYSE’s rules.

•	The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.

•	The Company’s audit committee has a charter outlining the committee’s purpose and responsibilities.

At a minimum, the committee’s purpose must be to assist the board in the oversight of the integrity of the company’s financial statements, the company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the company’s internal audit function and independent auditors.

The audit committee is also required to review the independent auditing firm’s annual report, describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm and any steps taken to address such issues. The audit committee is also to assess the auditor’s independence by reviewing all relationships between the company and its auditor. It must establish the company’s hiring guidelines for employees and former employees of the independent auditor.

Standard for U.S. Listed Companies

Satyam Computer Services Limited’s Practice

The committee must also discuss the company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management. It must also meet periodically with the internal auditors and the board of directors.

•	Each listed company must have disclosed whether their board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.

•	The Company does not have an individual serving on its audit committee as an “Audit Committee Financial Experts,” as defined in applicable rules of the Securities and Exchange Commission. This is because our board of directors has determined that no individual audit committee member possesses all of the attributes required by the definition of “Audit Committee Financial Expert.”

•	Each listed company must have an internal audit function.

•	The Company has a separate department for its internal audit function.

Compensation Committee

•	Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.

•	The Company’s compensation committee has three members, each of whom is independent within the meaning of the NYSE standards.

•	The committee must have a written charter that addresses its purpose and responsibilities.

These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Securities and Exchange Commission to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.

•	The Company’s compensation committee reviews among other things the Company’s general compensation structure, and reviews and recommends the compensation and benefits of directors and the chief executive officer, subject to ratification by the Board of Directors.

Nominating/Corporate Governance Committee

•	Listed companies must have a nominating/ corporate governance committee composed entirely of independent board members.

•	The Company does not have a nominating/corporate governance committee.

The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying qualified individuals to become board member; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

Standard for U.S. Listed Companies

Satyam Computer Services Limited’s Practice

Equity-Compensation Plans

•	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.

•	We are in compliance with this requirement.

Corporate Governance Guidelines

•	Listed companies must adopt and disclose corporate governance guidelines.

•	The company is fully compliant with Clause 49 of the listing agreement of Indian Stock Exchanges, with regard to corporate governance guidelines. The Company publishes a report on corporate governance in Annual Report which is distributed to its domestic shareholders and ADS holders annually.

Code of Business Conduct and Ethics

•	All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

•	The Company has adopted a Code of Business Conduct and Ethics Policy, a copy of which is available upon request from the Company.

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

   Equity Shares

     Our authorized share capital is 375,000,000 equity shares, par value Rs. 2 per share. The equity shares are our only class of share capital. However, our Articles of Association and the Companies Act permit us to issue preference shares in addition to the equity shares. The rights attached to a class of shares may, subject to the provisions of the Companies Act, be varied only with either the written consent of the holders of 75% of the issued shares of that class or by special resolution passed at a separate meeting of the holders of that class.

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

   Dividends

     We paid out dividends of Rs. 1,722.7 million ($37.6 million) Rs. 1,207.0 million ($26.2 million) and Rs. 469.0 million ($9.7 million) in fiscal 2005, fiscal 2004 and fiscal 2003 respectively.

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

     For additional information regarding dividends, please see “Item 8. Financial Information”

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

   Disclosure of Ownership Interest

     Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to us details of the holder of record and the nature and details of the beneficial owner’s interest in the shares. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which the declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs, investors who exchange ADSs for the underlying equity shares will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with the notification and disclosure obligations pursuant to the provisions of the deposit agreement covering the ADSs.

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

     The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme also affords to owners of ADSs the benefits of Section 115AC of the Indian Income-tax Act, 1961 for purposes of the application of Indian tax law. The Government of India does not restrict the payment of dividends to the holders of our ADSs or equity shares, whether or not such holders reside in India. For additional information, please see “Taxation—Indian Taxation” below.

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

     Apart from portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also invest in Indian companies through foreign direct investments. For additional information, see “—Foreign Direct Investment.”. Under the foreign direct investment rules, non-resident Indians and overseas corporate bodies may invest up to 100% in high-priority industries in which other foreign investors are permitted to invest only up to 50%, 51%, 74% or 100%, depending on the industry category.

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

     Apart from making portfolio investments in Indian Companies as described above, foreign institutional investors may direct foreign investments in Indian Companies. For additional information, please see “—Foreign Director Investment.”

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

Taxation

     The following summary of the material Indian and United States federal income and estate tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this document, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our equity stock, such as the tax consequences under state, local and other tax laws.

Indian Taxation

     General. The following is a summary of the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not, and represents the opinion of Crawford Bayley & Co. The following is based on the provisions of the Income-tax Act, 1961, including the special tax regime contained in Section 115AC and 115ACA of the Income-tax Act and the 1993 Regulations as amended on January 19, 2000. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Section 115AC and 115ACA may be amended or changed by future amendments of the Income-tax Act.

     We believe this information is materially complete as of the date hereof. However, this summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances, and potential investors should therefore consult their own tax advisors on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

     Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods amounting to 182 days or more; or

•	60 days or more if within the four preceding years he/she has been in India for a period or periods amounting to 365 days or more; or

•	182 days or more, in the case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more; or

•	182 days or more, in the case of a citizen of India who leaves India for the purposes of employment outside India in any previous year and has within the four preceding years been in India for a period or periods amounting to 365 days or more.

     A company is a resident of India if it is registered in India or the control and the management of its affairs is situated wholly in India. A firm or other association of persons is resident in India except where the control and management of its affairs is situated wholly outside India. Individuals, companies, firms and other associations of persons that are not resident of India would be treated as non-residents for purposes of the Income-tax Act.

     Taxation of Distributions. There is no withholding tax on dividends paid to shareholders. However, the company paying the dividend would be subject to a dividend distribution tax of 12.8% including the presently applicable surcharge of 2.5%, of the total amount it distributes, declares or pays as a dividend. Additionally, the Finance Act, 2004 levies an education cess at the rate of 2.0% of such tax and surcharge after which the effective dividend distribution tax payable would be 13.1%.

     Any distributions of additional ADSs, equity shares or rights to subscribe for equity shares made to non-resident holders with respect to ADSs or equity shares will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes. Such acquisition will, however, give rise to a stamp duty as described below under “ — Stamp Duty and Transfer Tax.”

     Taxation of Capital Gains. Any gain realized on the sale of ADSs or equity shares by a non-resident holder to any non-resident outside India is not subject to Indian capital gains tax.

     The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon conversion of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income-tax Act, in conjunction with the Scheme. Effective April 1, 2002, the Finance Act, 2001 introduced a new section 115AC in place of the prevailing section 115AC of the Income-tax Act. You should consult your own tax advisor concerning the tax consequences of your particular situation.

     Capital gains arising to the non-resident investor on the transfer of the equity shares received upon conversion of the ADSs (whether in India or outside India to a non-resident investor) will be liable for income tax under the provisions of the Income-tax Act.

     With effect from October 1, 2004 any gain realized on the sale of listed equity shares held for more than 12 months to an Indian resident or to a non-resident investor in India will not be subject to Indian capital gains tax if the STT has been paid on the transaction. The STT will be levied on and collected by a domestic stock exchange on which shares are sold at the rate of 0.075% from the seller and at the rate of 0.075% from the purchaser on the total price at which the equity shares are sold.

     Any gain realized on the sale of equity shares to an Indian resident, whether in India or outside India, or to a non-resident in India, on which no STT has been paid will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and education cess at the rate of 2.0% of sale of shares on which no STT is paid. For the purpose of computing capital gains tax on the sale of the equity shares under section 115AC, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the BSE or NSE as on the date on which the relevant depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs, while the cost of acquisition of shares directly converted from the ADSs will be determined on the basis of the price prevailing on the BSE or the NSE on the date of conversion into shares. A non-resident holder’s holding period (for purpose of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date of the advice of withdrawal of such equity shares by the relevant depositary to its custodian.

     Capital gain realized in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short-term gain) on which STT is paid in the manner and rates set out above, is subject to tax at the rate of 10% plus applicable surcharge on income tax and an education cess at the rate of 2.0%. In the event that no STT is paid, short-term gain is subject to tax at variable rates with the maximum rate of 40% plus applicable rate of surcharge on income tax and education cess at the rate of 2.0% The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India. The provisions of the Agreement for Avoidance of Double Taxation entered into by the Government of India, or India Double Taxation Avoidance Agreement, with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor.

     The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the ADSs or equity shares.

     It is unclear as to whether section 115AC and the Scheme are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon conversion of the ADSs.

     It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable surcharge and education cess, in case of a foreign company, and 30% excluding the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over Rs.150,000.

     Capital Losses. Neither section 115AC nor the 1993 Regulations deals with capital losses arising on a transfer of equity shares in India. In general terms, losses arising from a transfer of a capital asset in India can only be set off against capital gains. A long-term capital loss can be set off only against a long-term capital gain. To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined by the assessing authority and may be set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses as above, the non-resident investor would be required to file appropriate and timely tax returns in India and undergo the usual assessment procedures.

     Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. However, as per the provisions of Section 196D(2) of the Income-tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income-tax Act on the transfer of securities defined in Section 115AD of the Income-tax Act.

     Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. We would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

     Tax Treaties. Currently divided income is not subject to tax in India in the hands of the holder of the equity shares. If any equity shares are held by a non-resident investor following withdrawal thereof from the depositary facility under the deposit agreements, the double taxation treaty, if any, entered into by India with the country of residence of such non-resident investor will be applicable to taxation with respect to any capital gain arising from transfer of such equity shares or the ADSs. However, during the period of fiduciary ownership of equity shares in the hands of the Depositary, the provisions of the India Double Taxation Avoidance Agreement entered into by the Government of India with the country of residence of the Depositary will be applicable in the matter of taxation of capital gains, if any, on ADSs.

     Stamp Duty and Transfer Tax. Our equity shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 equity shares which may be delivered in physical form), and accordingly, there would be no stamp duty in India on transfer of these equity shares in dematerialized form. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of Rs. 0.30 per share certificate or per share. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares in physical form from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Blocks of 500 or less of our equity shares may be issued and traded in physical form, and are thus subject to Indian stamp duty.

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

     Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares listed on a recognized stock exchange in India is subject to a service tax of 10%, excluding surcharges and education cess. There is an additional add on tax at the rate of 2.0%. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

     Recent Developments – Budget. The Finance Bill (No. 2) 2005 (“Finance Bill”), has proposed, among others, the following:

•	Reduction of rate of tax on domestic companies from 35% to 30%. However surcharge is to be increased from 2.5 % to 10%;

•	Increase of surcharge on dividend distribution tax from 2.5% to 10%;

•	Additional income tax on fringe benefits (provided or deemed to be provided) payable by employers at the rate of 30 % plus surcharge of 10 % and education cess of 2%. This fringe benefit tax would be payable whether the employer is liable to income tax or not and the same would not be allowed as a deductible expenditure; and

•	Increase in STT to 0.1% for delivery based transactions and to 0.02% for non–delivery based transactions.

     The above provisions will come into effect upon their approval by the Parliament of India, subject to any amendments or modifications.

U.S. Taxation

     The following discussion describes the material U.S. federal income tax consequences under present law of an investment in the ADSs or equity shares. This summary applies only to investors that hold the ADSs or equity shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this document and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	persons holding an ADS or equity share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or equity shares through partnerships or other pass-through entities.

     PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR EQUITY SHARES.

     The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or equity shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     If a partnership holds ADSs or equity shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships holding ADSs or equity shares should consult their own tax advisors regarding the U.S. federal income tax consequences to them of the acquisition, ownership and disposition of ADSs or equity shares.

     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying equity shares represented by those ADSs for U.S. federal income tax purposes.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury.

Dividends

     Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or the equity shares will generally be includable in your gross income in the year received as foreign source dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in the ADSs or the equity shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or equity shares) and thereafter as capital gain. No dividends received deduction will be allowed for U.S. federal income tax purposes with respect to dividends paid by us. With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2009, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) either (a) we are eligible for the benefits of the income tax treaty between the United States and India or (b) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or equity shares.

     The amount of any distribution paid in Indian rupees will be equal to the U.S. dollar value of such Indian rupees on the date such distribution is received by the depositary, in the case of ADSs, or by you, in the case of equity shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such Indian rupees will generally be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     For foreign tax credit purposes, dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income”. Recently enacted legislation will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under this recently enacted legislation, dividends distributed by us with respect to ADSs or equity shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder will not be able to claim a U.S. foreign tax credit for any Indian taxes imposed with respect to distributions on equity shares or ADSs (as discussed under “—Indian Taxation—Taxation of Distributions.”).

Sale or Other Disposition of ADSs or Equity Shares

     Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of ADSs or equity shares, you will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your tax basis in such ADSs or equity shares. Any such gain or loss will generally be U.S. source gain or loss and will be treated as long-term capital gain or loss if your holding period in the ADSs or the equity shares exceeds one year. If you are a non-corporate U.S. Holder, including an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

     Because capital gains generally will be treated as U.S. source gain, as a result of the U.S. foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of equity shares or ADSs (as discussed under “—Indian Taxation—Taxation of Capital Gains”) may not be currently creditable unless a U.S. Holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket.

Stamp Duty and Transfer Tax

     A U.S. Holder generally will not be able to claim a U.S. foreign tax credit for any Indian stamp duty for which such U.S. Holder is liable (as discussed under “—Indian Taxation—Stamp Duty and Transfer Tax”) and which is paid by such U.S. Holder. You should consult your tax advisor regarding the effect of payment of any Indian stamp duty.

Passive Foreign Investment Company

     A non-U.S. corporation is considered a passive foreign investment company (a “PFIC”) for any taxable year if either

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

     We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

     We do not anticipate that we will be a PFIC for the current taxable year ending March 31, 2005 or for future taxable years. This is a factual determination, however, that must be made annually at the end of the taxable year. Therefore there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we were classified as a PFIC for any taxable year during which you held our ADSs or equity shares, you could be subject to materially adverse tax consequences with respect to certain distributions on, and gain realized from a disposition of, ADSs or equity shares.

     You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of ADSs or equity shares.

U.S. Information Reporting and Backup Withholding

     Dividend payments with respect to ADSs or equity shares and proceeds from the sale, exchange or redemption of ADSs or equity shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Note. 10 “Borrowings” to our consolidated financial statements.

     The table below provides information about our financial instruments that are sensitive to changes in interest rates and foreign currencies as of the dates shown. Weighted average variable rates were based on average interest rates applicable to the loans. The information is presented in U.S. dollars, which is our reporting currency, based on the applicable exchange rates as of the relevant period end. Actual cash flows are denominated in various currencies, including U.S. dollars and Indian rupees.

	As at March 31,
	2005			2004			2003
	Total Recorded			Total Recorded			Total Recorded
	Amount	Fair Value		Amount		Fair Value	Amount		Fair Value
	( dollars in thousands)
Debt:
Variable rate short-term debt	$1,685		$1,685	—		—	—		—
Average interest rate		3.61%			—			—
Fixed rate long-term debt	$4,288		$4,292	$4,182		$4,189	$4,074		$4,081
Average interest rate	9.49%			10.93%			11.88%

     Limitations: Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

     During fiscal 2005 and 2004, 96.6% and 97.2%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.8%, or $14.5 million, in fiscal 2005, 1.6%, or $8.8 million, in fiscal 2004 while a hypothetical 10% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.8% or $14.5 million in fiscal 2005 and 1.6% or $8.8 million in fiscal 2004.

     We had outstanding forward and options contract amounting to $301.5 million and $44.5 million as at March 31, 2005 and 2004, respectively. Gains/(losses) on outstanding forward and options contracts amounted to $1.1 million and $435 thousand during fiscal 2005 and 2004 respectively. Using sensitivity analysis, a hypothetical 1% increase in the value of the Indian rupee against all other currencies would decrease these gains by $1.6 million in fiscal 2005 and by $450 thousand in fiscal 2004 while a hypothetical 1% decrease in the value of the Indian rupee against all other currency would increase these gains by $1.6 million in fiscal 2005 and $450 thousand in fiscal 2004.

     In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, the aggregate of the hypothetical movement described above of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $16.1 million in fiscal 2005 and $9.3 million in fiscal 2004. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As of March 31, 2005, we had approximately $95.7 million of non-Indian rupee denominated cash and cash equivalents.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $150.6 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of March 31, 2005, approximately $73.8 million of these proceeds has been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries ($14.1 million); development of facilities and infrastructure ($7.2 million) and working capital and general corporate purposes ($25.6 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to investment in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

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

     We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and other management, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded with a reasonable level of assurance that our disclosure controls and procedures were effective as of March 31, 2005.

     As previously reported in the Annual Report on Form 20-F for the fiscal year ended March 31, 2004, we identified a one time error in our consolidated financial statements that required us to restate the results of prior years under U.S. GAAP. In particular, we identified and restated beginning shareholders’ equity as of March 31, 2001 and shareholders’ equity and net income as of and for the years ended March 31, 2003 and 2002, to reflect the impact on deferred tax liabilities and income taxes of Satyam’s equity in the losses of Sify. Such impact was not previously recognized. In relation to these errors regarding our U.S. GAAP financial information, we subsequently dedicated additional human resources in complex U.S. GAAP accounting areas such as deferred tax accounting. Other than this improvement, there have been no changes in our internal controls over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Audit Committee members (as of March 31, 2005) are V.P. Rama Rao, Mangalam Srinivasan and Krishna G. Palepu, each of whom is an independent director pursuant to the applicable rules of the Securities Exchange Commission and the NYSE. See “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. We do not have an individual serving on our audit committee as an “Audit Committee Financial Experts,” as defined in applicable rules of the Securities and Exchange Commission. This is because our board of directors have determined that no individual audit committee member possesses all of the attributes required by the definition of “Audit Committee Financial Expert.”

ITEM 16B. CODE OF ETHICS

     We have adopted a written Code of Ethics that is applicable to all of our directors, senior management and employees. We will make available a copy of the Code of Ethics to any person, without charge, if a written request is made to our Company Secretary at Mayfair Center, SP Road, Secunderabad 500 003, Andhra Pradesh, India.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets forth the remuneration that we paid to our independent registered public accounting firm and its associated entities in each of our previous two fiscal years:

	(Amounts in $)
Fiscal Year Ended March 31,	Audit Fees	Audit Related Fees	Tax Fees	Others	Total
2004	$161,530	$68,295	$76,935	$143,265	$450,025
2005	$191,550	$73,445	$117,007	$252,185	$634,187

Audit fees

     Audit fees represent fees for professional services rendered for the audit of the standalone financial statements, consolidated financial statements of the Company and its subsidiaries prepared in accordance with Indian GAAP, US GAAP and other local GAAPs of the subsidiaries.

Audit related fees

     Audit related fees represent fees for professional services rendered in connection with Securities and Exchange Board of India requirements, requirements related to Indian Stock Exchanges and ESOP related matters.

Tax fees

     Services provided primarily consist of routine corporate tax advisory services and compilation of corporate tax returns.

Others

     Services provided primarily consisted of advice concerning taxation and corporate services related to operations outside of India and the U.S.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

     None.

PART III

ITEM 17. FINANCIAL STATEMENTS

     See Item 18 for a list of financial statements filed under Item 17.

ITEM 18. FINANCIAL STATEMENTS

     Financial Statement

     The following financial statements were previously furnished to the SEC as Exhibit 99.2 to our current report on Form 6-K submitted on April 26, 2005. Such financial statements, together with the report of the Independent Registered Public Accounting Firm, are incorporated herein by reference and are thereby filed herewith as part of this document:

•	Report of Price Waterhouse, Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of March 31, 2004 and 2005

•	Consolidated Statements of Income for the years ended March 31, 2003, 2004 and 2005

•	Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended March 31, 2003, 2004 and 2005.

•	Consolidated Statements of Cash Flows for the years ended March 31, 2003, 2004 and 2005

•	Notes to the Consolidated Financial Statements

•	Financial Statement Schedule — Valuation and qualifying accounts

FINANCIAL STATEMENT SCHEDULE — II

(Schedule II of Reg. §210.5-04(c) of Regulation S-X-17 of the Securities Act of 1933 and Securities Exchange Act of 1934)

Valuation and qualifying accounts:

1.   Change in valuation allowance on deferred tax assets:

	Year ended March 31,
	2005	2004	2003
	(dollars in thousands)
At the beginning of the year	$17,582	$15,265	$49,515
Change during the period	3,515	824	11,578
Change due to foreign exchange	(38)	1,493	546
Due to change in ownership interest in Sify	—	—	(46,374)

At the end of the year	$21,059	$17,582	$15,265

2.   Allowance for doubtful accounts on trade accounts receivable:

	Year ended March 31,
	2005	2004	2003
	(dollars in thousands)
At the beginning of the year	$13,930	$9,180	$9,495
Additions	7,521	6,338	4,212
Write offs, net of recoveries	(3,818)	(2,694)	(1,439)
Change due to foreign exchange	(100)	1,106	248
Due to change in ownership interest in Sify	—	—	(3,336)

At the end of the year	$17,533	$13,930	$9,180

3. Allowance for doubtful advances:

a.   Prepaid Expenses and Other Receivables

	Year ended March 31,
	2005	2004	2003
	(dollars in thousands)
At the beginning of the year	$1.596	$1,201	$—
Additions	151	265	1,179
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	(4)	130	22

At the end of the year	$1,743	$1,596	$1,201

b.   Other Assets

	Year ended March 31,
	2005	2004	2003
	(dollars in thousands)
At the beginning of the year	$1,571	$1,434	$1,396
Additions	—	—	—
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	(8)	136	38

At the end of the year	$1,563	$1,571	$1,434

ITEM 19. EXHIBITS

Number	Description
1.1	Memorandum and Articles of Association of Satyam Computer Services. (1)
1.2	Certificate of Incorporation of Satyam Computer Services. (2)
2.1	Specimens of Share Certificates. (2)
2.2	Deposit Agreement dated May 14, 2001, by and among Satyam Computer Services, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt). (3)
4.1	Associate Stock Option Plan (including Deed of Trust). (2)
4.2	Associate Stock Option Plan B. (2)
4.3	Associate Stock Option Plan ADR. (2)
4.4	Investor Rights Agreement, dated October 7, 2002, by and among Sify Limited (formerly Satyam Infoway Limited), Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (4)
8.1	List of Subsidiaries. (5)
10.1	Consent of Price Waterhouse, Independent Registered Public Accounting Firm. (5)
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbane Oxley Act. (5)
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbane Oxley Act. (5)
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act. (5)
13.2	Certification of Financial Officer under Section 906 of the Sarbanes-Oxley Act. (5)

(1)	Previously filed as an exhibit to our Registration Statement on Form F-3 (File No. 333-122996) filed on February 25, 2005 and incorporated herein by reference.
(2)	Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-13464) filed on May 7, 2001 and incorporated herein by reference.
(3)	Previously filed as an exhibit to our Form 20-F (File No. 001-15190) filed on August 13, 2001 and incorporated herein by reference.
(4)	Previously furnished by Sify Limited to the Commission as an exhibit to Form 6-K (file No. 00027-663) on October 10, 2002 and incorporated herein by reference.
(5)	Filed herewith.

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

Date: April 28, 2005