Form 20-F
period 2006-03-31
SATYAM COMPUTER SERVICES LTD
filed 2006-04-28
CIK 1106056

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from _________ to _________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the fiscal year ended March 31, 2006	Commission file number 001-15190
Satyam Computer Services Limited
(Exact Name of Registrant as Specified in Its Charter)

N/A	Republic of India
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

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
None
(Title of Class)
Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 324,449,539 equity shares, including 64,680,600 underlying equity shares for 32,340,300 ADSs, were issued and outstanding as of March 31, 2006.
     If this report is an annual or transition report, indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections. Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐

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
     Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate in the City of New York on March 31, 2006 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2006 was Rs. 44.48 per $1.00.
     Information contained in our websites, including our corporate website, www.satyam.com, is not part of this Annual Report.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
     IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “ITEM 3. KEY INFORMATION—RISK FACTORS”, “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS ANNUAL REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE \FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS ANNUAL REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN OUR QUARTERLY REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR SEC, FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
You should read the following selected consolidated historical financial data in conjunction with our financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The statement of operations data for the five years ended March 31, 2006 and the balance sheet data as of March 31, 2006, 2005, 2004, 2003 and 2002 are derived from our consolidated audited financial statements including the notes, which have been prepared and presented in accordance with U.S. GAAP. As of December 9, 2002, we ceased to hold a controlling interest in Sify Limited, or Sify, and subsequently changed the method of accounting for our interest in Sify from the consolidated accounting method to the equity method. Consequently, financial data as of March 31, 2005, 2004 and 2003 and for the year ended March 31, 2006, 2005 and 2004 reflect our interest in Sify accounted for under the equity method and are not comparable to the financial data as of March 31, 2002 and for the years ended March 31, 2003, and 2002 which reflect our interest in Sify accounted for on a consolidated basis. On May 12, 2005, we acquired a 75% interest in Citisoft Plc and on October 1, 2005, we acquired 100% of the shares of Knowledge Dynamics Pte Ltd. On November 9, 2005, we sold our entire 31.6% stake in Sify as a result of which Sify ceased to be our associate company. As a result of the above, financial data as of March 31, 2006 and for the year ended March 31, 2006 are not comparable to financial data as of March 31, 2005, 2004, 2003 and 2002 and for the years ended March 31, 2005, 2004, 2003 and 2002.

	Year Ended March 31,
	2006	2005	2004	2003	2002
	(dollars in millions, except per share and per ADS data, or as stated otherwise)
Statement of operations data
Revenues:
IT services	$1,082.7	$786.7	$565.1	$459.2	$414.5
BPO	13.6	6.9	1.3	—	—

Total revenues	1,096.3	793.6	566.4	459.2	414.5
Cost of revenues(1)	(689.0)	(506.8)	(343.6)	(275.2)	(240.3)

Gross profit	407.3	286.8	222.8	184.0	174.2
Operating expenses:
Selling, general and administrative expenses(2)	(187.6)	(124.3)	(101.7)	(116.9)	(139.6)
Amortization of goodwill	—	—	—	—	(17.0)
Impairment of goodwill	—	—	—	—	(81.1)
Impairment of other non-marketable investments	—	—	—	(3.3)	—
Reversal of put option charge	—	—	—	19.8	—

Total operating expenses	(187.6)	(124.3)	(101.7)	(100.4)	(237.7)

Operating income/(loss)	219.7	162.5	121.1	83.6	(63.5)
Interest income	26.3	22.3	20.3	7.2	3.8
Interest expense	(1.3)	(0.4)	(0.5)	(0.8)	(2.9)
Gain on sale of shares in associated companies/ other investments	43.6	—	2.7	0.8	45.6
Gain/(loss) on foreign exchange transactions	0.3	(4.6)	(8.9)	(4.8)	10.8
Other income/(expenses), net	(0.8)	0.4	2.3	(1.7)	1.3

Income/(loss) before income taxes, minority interest and equity in earnings/ (loss) of associated companies	287.8	180.2	137.0	84.3	(4.9)
Income taxes	(37.7)	(25.3)	(22.5)	(9.8)	(0.7)
Minority interest	0.1	—	—	11.1	73.4

Income before equity in earnings/(losses) of associated companies	250.2	154.9	114.5	85.6	67.8
Equity in earnings/ (losses) of associated companies, net of taxes	(0.8)	(1.1)	(2.6)	(3.3)	(25.4)

Net income (loss)	$249.4	$153.8	$111.9	$82.3	$42.4

	Year Ended March 31,
	2006	2005	2004	2003	2002
	(dollars in millions, except per share and per ADS data, or as stated otherwise)
Earnings (loss) per share:
Basic	$0.78	$0.49	$0.36	$0.26	$0.14
Diluted	0.75	0.48	0.35	0.26	0.14
Earnings (loss) per ADS:
Basic	1.56	0.98	0.71	0.53	0.28
Diluted	1.50	0.96	0.71	0.52	0.28
Weighted average equity shares used in computing earnings per shares (in millions):
Basic	320.6	316.2	313.2	311.8	305.8
Diluted	331.4	323.6	317.1	318.7	307.1
Weighted average equity shares used in computing earnings per ADS:
Basic	160.3	158.1	156.6	155.9	152.9
Diluted	165.7	161.8	158.5	159.3	153.6
Cash dividend per equity share	0.11	0.12	0.08	0.03	0.02
Cash dividend per ADS	0.22	0.24	0.17	0.06	0.02

(1)	Inclusive of stock-based compensation expense of $Nil, $0.8 million, $0.9 million, $1.6 million and $7.2 million in fiscal 2006, 2005, 2004, 2003 and 2002 respectively.

(2)	Inclusive of stock-based compensation expense of $0.8 million, $1.1 million, $0.8 million, $2.9 million and $3.6 million in fiscal 2006, 2005, 2004, 2003 and 2002 respectively.

	As at March 31,
	2006	2005	2004	2003	2002
		(dollars in millions)
Balance sheet data
Cash and cash equivalents	$292.8	$129.8	$86.7	$62.2	$243.4
Investments in bank deposits	403.7	411.6	332.1	259.4	—
Total assets	1,181.2	884.1	713.8	561.7	515.6
Total long-term debt, excluding current portion	17.9	1.2	1.8	1.7	2.7
Preferred stock of subsidiary	20.0	20.0	10.0	—	—
Total shareholders’ equity	994.4	767.9	633.9	487.7	394.4
Capital stock(1)	481.5	449.5	431.7	421.6	419.1

(1)	Includes common stock and additional paid-in capital but excludes shares held by Satyam Associate Trust.
SFAS 142 pro forma disclosure
     Effective April 1, 2002, Satyam adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets. Due to the adoption of SFAS 142, Satyam ceased amortizing goodwill. The effect of this accounting change is reflected prospectively. The following pro forma disclosure presents the impact of SFAS 142 on net income, net income per share, and the related tax effect had the standard been in effect for the year ended March 31, 2002:

Year Ended March 31,
2002
(dollars in millions
except per share
amount)
Reported net income	$42.4
Add:
Goodwill amortization	17.0
Amortization of excess of cost of investment over equity in net assets of associated companies	3.6

Adjusted net income	$63.0

Basic and diluted earnings per share:
As reported	$0.14
As adjusted	0.21

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
We have experienced significant growth in recent periods. In fiscal 2006 our total revenues increased by 38.1% as compared to fiscal 2005, and in fiscal 2005 our total revenues increased by 40.1% as compared to fiscal 2004. As of March 31, 2006, we had 28,624 employees, whom we refer to as associates, worldwide as compared to 20,690 associates as of March 31, 2005. In addition, we are continuing our geographical expansion. We have offshore facilities in India and overseas facilities located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. In addition, we have sales and marketing offices located in Canada, Germany, Italy, the Netherlands, Spain, Sweden, United Kingdom and United States and sales and marketing offices located in the rest of the world.
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
     In fiscal 2006, 2005 and 2004, approximately 64.9%, 68.3% and 73.3%, respectively, of our total revenues were derived from the United States. For the same periods, we earned 28.6%, 29.2% and 32.0% of our IT revenues from the manufacturing industry and 18.5%, 17.8% and 18.3%, of our IT revenues from the banking and finance industry respectively. If the current economic recovery in the United States does not continue, our customers may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the manufacturing or banking and finance industries, or significant consolidation in these industries, or other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.
     Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. In the United States, in particular, there has been increasing political and media attention on these issues following the growth of offshore outsourcing. Any changes in existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, which is the largest market for our services. In the recent past, some U.S. states have proposed legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States or have enacted laws that limit or to discourage such outsourcing. Such laws restrict our ability to do business with U.S. government- related entities. It is also possible that U.S. private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain projects. Any of these events could adversely affect our revenues and profitability. Similarly, recent legislation has come into effect in the United Kingdom in April 2006 requiring in certain circumstances offshore outsourcing providers have to compensate U.K. employees for loss of jobs arising from the offshore migration of business processes.
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
     We derive a significant portion of our revenues from a limited number of corporate customers. In fiscal 2006, 2005 and 2004, our largest customer together with its affiliates, accounted for 8.8%, 10.8% and 14.3%, respectively, of our total revenues. In fiscal 2006, 2005 and 2004, our second largest customer accounted for 5.1%, 7.4% and 9.9%, respectively, of our total revenues. In fiscal 2006, 2005 and 2004, our five largest customers accounted for 24.2%, 29.2% and 36.4%

respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers.
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
     As a core element of our business strategy, we offer a portion of our services on a fixed-price basis, along-with a time-and-materials basis. In fiscal 2006, 2005 and 2004, we derived 35.1%, 34.2% and 31.7%, respectively, of our IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. We may also have to pay damages to our customers for completion delays. Many of these project risks may be beyond our control. Our failure to accurately estimate the resources and time required for a project, future wage inflation and currency exchange rates, or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.
Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.
     Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty. Any failure to meet a customer’s expectations could result in a cancellation or non-renewal of a contract. Additionally, our contracts with customers are typically limited to a specific project and not any future work. Our multi-year contracts will be due for renewal from time to time, and we cannot assure you that our customers will choose to renew such contracts for a similar or longer duration, on terms as favorable as their current terms or at all. Other than our performance, there are also a number of factors not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house or to one of our competitors, or replace their existing software with packaged software supported by licensors, any of which could reduce our revenue and profitability.
A number of our customer contracts are conditioned upon our performance, which, if unsatisfactory, could result in less revenues than previously anticipated.
     We continue to consider the viability of introducing performance-based or variable-pricing contracts. Should we increase our use of value-based pricing terms, it will become more difficult for us to predict the revenues we will receive from our customer contracts, as such contracts would likely contain a higher number of contingent terms for payment of our fees by our customers. Our failure to meet contract goals or a customer’s expectations in such performance-based contracts may result in lower revenues, and a less profitable or an unprofitable engagement.

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
Our ability to execute projects and to obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services that we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In fiscal 2006, 2005 and 2004, we experienced associate attrition in the IT services segment at a rate of 19.2%, 16.5% and 17.5%, respectively. Any increase in our attrition rates, particularly the attrition rate of experienced software engineers, project managers and project leaders, could harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and retrain our technical associates to keep pace with continuing changes in evolving technologies and changing customer preferences. Should we be unable to successfully recruit, retain, redeploy or retrain our technical associates, we may become less attractive to potential customers and may fail to satisfy the demands of existing customers, which would result in a decrease in revenues and profitability.
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
     As of March 31, 2006, we had contractual commitments of approximately $26.7 million for capital expenditures, and we estimate spending a further $75.0 million until March 2007. We may encounter cost overruns or project delays in connection with new facilities. These expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.
Restrictions on immigration may affect our ability to compete for and provide services to customers in the United States and in other countries, which could hamper our growth and cause our revenues to decline.
     The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the customer’s location which is typically outside India. The ability of our associates to work in the United States, Europe and in other countries outside India depends on the ability to obtain the necessary visas and work permits. As of March 31, 2006, the majority of our associates located outside India were in the United States and held either H-1B visas, allowing the employee to remain in the United States during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas, allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. The recent 2005 Appropriations Bill further precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. The CIS has also issued new guidelines to more closely verify the qualifying criteria to restrict the liberal usage of L1visas. Immigration laws in the United States may also require us to meet certain levels of compensation and to comply with other legal requirements including labor certifications as a condition to obtaining or maintaining work visas for our associates working in the United States. The CIS announced on August 10, 2005 that it had received sufficient applications to fill up all 65,000 visas that were available for the year. In November 2005, the CIS announced that it was considering increasing the H1B by adding another 30,000 visas; however this has not yet happened.
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
     We are often required to collect and store sensitive or confidential customer and consumer data. Many of our customer agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our customers or from our customers’ clients for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential customer and consumer data, whether through breach of our computer systems, system failure or otherwise, could damage our reputation and cause us to lose customers. Many of our contracts involve projects that are critical to the operations of our customers’ businesses and provide benefits which may be difficult to quantify. Any failure in a customer’s system or breaches of security could result in a claim for substantial damages against us, regardless of our alleged responsibility for such failure. Generally, we attempt to limit our contractual liability for consequential damages in rendering our services; however these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. In respect of some of our contracts, we sub-contract a part of the work to certain sub-contractors. We are liable to our customers for any breach or non-performance by our sub-contractors under the sub-contracts. We maintain general liability insurance coverage, including coverage for errors and omissions; however this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Further, an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results and profitability.
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
     Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate approximately 8.59% of our outstanding equity shares as of March 31, 2006. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions. These insider shareholders may exercise control even if they are opposed by our other shareholders. Without the consent of these insider shareholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to the Company and all of the shareholders.
Our financial results are impacted by the financial results of entities that we do not control.
     As of March 31, 2006, we have a significant, non-controlling interests in Satyam Venture Engineering Services Private Limited, or Satyam Venture, and CA Satyam ASP Private Limited, or CA Satyam, that are accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as “Equity in earnings (losses) of associated companies, net of taxes” a pro-rata portion of the financial results of any such company in our statement of operations even though we do not control such company but have the ability to exercise certain influence over their operating and financial policies. Thus, our reported results of operations can be significantly higher or lower depending on the results of Satyam Venture and CA Satyam or other companies in which we may make similar investments even though we may have only a limited ability to influence their activities. We may also be required to record additional impairment charges in their carrying value if we deem the investment to be impaired due to adverse events, many of which are outside of our control, on their business, results of operations and financial condition in future periods. Currently, we make estimates in the preparation of financial statements including the utility of goodwill. Changes in such estimates resulting from events, many of which are outside of our control, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares.
The value of our interest in our subsidiaries may decline.
     Nipuna, our subsidiary, has experienced losses during each year since its inception and it is likely that it will continue to experience such losses in the future. Our recently acquired subsidiaries, Citisoft and Knowledge Dynamics have also experienced losses since our acquisition and they may also incur losses that might have an adverse effect on our operating results in future periods.
Stock-based compensation expenses may significantly reduce our net income under U.S. GAAP.
     Although Satyam has suspended, except in certain cases, new grants of stock options as of April 1, 2005, our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, some of which have outstanding obligations to grant options in future, employees are typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under currently applicable U.S. GAAP, amortized over the vesting period of the warrants or options. Depending on the market value or fair value of our equity shares on the dates the outstanding grants were made and future grants are made, amortization of deferred stock-based compensation may contribute to reducing our operating income and net income under U.S. GAAP. Our subsidiaries also have stock option schemes which have and will continue to generate stock-based compensation expenses and have and will reduce our operating income and net income.

Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options.
     Currently we account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and have adopted the pro forma disclosure provisions of the Statement of Financial Accounting Standard, or SFAS No. 123, Accounting for Stock-Based Compensation. On December 16, 2004, the FASB issued FAS 123R, Share-Based Payment, an amendment of FASB Statements No. 123 and 95, which requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of operations. As of the required effective date, the standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements. Many companies have or are in the process of changing their accounting policies to expense the fair value of stock options. This change in the accounting policy with respect to the treatment of employee stock option grants will adversely affect our earnings and will have a significant impact on our consolidated statement of operations as we will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R has become applicable to Satyam for annual periods beginning after June 15, 2005. Management estimates the likely impact of SFAS 123R to be similar to the amounts disclosed as pro forma disclosures in accordance with SFAS 123.
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
     Additionally, under revised corporate governance standards adopted by The Stock Exchange, Mumbai, or the BSE, and The National Stock Exchange of India Limited, or the NSE, which we collectively refer to as the Indian Stock Exchanges, we have been required to comply with additional standards from December 31, 2005. These standards include a certification by our chief executive officer and chief financial officer that they have evaluated the effectiveness of our internal control systems and that they have disclosed to our auditors and our audit committee any deficiencies in the design or operation of our internal controls of which they may become aware, as well as any steps taken or proposed to resolve the deficiencies.
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
     As a foreign private issuer, we are subject to requirements under the Securities Act of 1933, as amended, or Securities Act, and the Securities Exchange Act of 1934, as amended, or Exchange Act, which are different from the requirements applicable to domestic U.S. issuers. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules there under with respect to their purchases and sales of our ordinary shares and/or ADSs. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of domestic U.S. issuers and therefore there may be less publicly available information about us than is regularly published by or about U.S. public companies in the United States.
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
     The statutory corporate income tax rate in India is currently 30.0%. This tax rate is presently subject to a 10.0% surcharge. The amount of tax and surcharge payable is further subject to a 2.0% education cess, resulting in an effective tax rate of 33.66%. We benefit from tax incentives provided to software entities such as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2009 or 10 consecutive years of operations for software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for our STP units was reduced from 100% to 90% for the fiscal 2003, and is expected to expire between fiscal 2006 and fiscal 2010. Exemption for two of our STP units in Hyderabad expired during fiscal 2006. We also earn certain other foreign income and domestic income, which is taxable irrespective of the above tax exemption.
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
     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services. In addition, as an international company, our offshore and onsite operations may be impacted by natural disasters such as earthquakes, tsunamis, floods, disease and health epidemics. In December 2004, certain parts of India were severely affected by a tsunami triggered by an earthquake in the Indian Ocean, and in October 2005, certain parts of northern India, Pakistan and Afghanistan were severely devastated by a major earthquake. Though our operations were not affected by these disasters, we cannot guarantee that in the future our operations will not be affected by the effect such natural disasters may have on the economies of India and other countries in the region.
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
     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. In fiscal 2006, 2005 and 2004, our U.S. dollar-denominated revenues represented 77.6%, 81.8% and 84.5%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings, if any.
     We have sought to reduce the effect of exchange rate fluctuations on our operating results by entering into foreign exchange forward and options contracts to cover a portion of outstanding accounts receivable of Satyam Computer Services. As of March 31, 2006 and 2005, we had outstanding forward and options contracts in the amount of $216.0 million and $301.5 million, respectively. We may not be able to purchase contracts adequate to insulate ourselves from foreign exchange currency risks. Additionally, the policies of the RBI may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.
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
     We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing joint venture and acquisition opportunities. Foreign exchange laws in India presently permit Indian companies to acquire or invest in foreign companies without any prior governmental approval if the transaction amount does not exceed 200% of the net worth of the foreign company as of the date of its most recent audited balance sheet. If consideration for the transaction is paid out of the proceeds of an American Depositary Receipt, or ADR, or Global Depositary Receipt, or GDR, sale, Indian exchange control laws do not impose any investment limits. Acquisitions in excess of the 200% net worth threshold require prior RBI approval. It is possible that any required approval from the RBI may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.
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

	High		Low
Fiscal Year	Rs	$ equivalent	Rs.	$ equivalent
2001	902.0	19.3	179.0	3.8
2002	331.2	6.8	111.0	2.3
2003	291.9	6.1	175.1	3.7
2004	391.0	9.0	127.3	2.9
2005	442.0	10.1	250.0	5.7
2006	862.0	19.4	364.4	8.4
2007 (Through April 21, 2006)	890.0	20.0	755.1	17.0
     On April 21, 2006, the closing price of our shares on the BSE was Rs. 808.15 ($ 18.2). For comparison purposes, these prices have been adjusted to give effect to our August 25, 2000 five-for-one stock split. The prices of our shares have been translated into U.S. dollars based on the noon-buying rate as certified by the Federal Reserve Bank of New York on the last date of each period presented.
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
     We have been advised by our Indian counsel, that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment was founded on a claim which breached the laws of India.
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
     Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. As U.S. holders of ADSs represent 19.94% of our outstanding equity shares as at March 31, 2006, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement relating to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our Depositary, which may sell the securities for your benefit. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.
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
The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of March 31, 2006, we had an aggregate of equity shares outstanding of 323,256,399 (excluding 1,193,140 equity shares held by the Satyam Associate Trust), which includes underlying equity shares of 64,680,600 represented by 32,340,300 ADSs. In addition, as of March 31, 2006 we had outstanding options to purchase approximately 6,057,286 of our equity shares. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.
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

ITEM 4. INFORMATION ON THE COMPANY
Business Overview
     We are a global IT solutions provider, offering a comprehensive range of IT services to our customers including, application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. We also offer BPO services through our majority-owned subsidiary company, Nipuna. Our headquarters are located in Hyderabad, India.
     We began providing IT services to businesses in 1988 and are currently the fourth largest Indian IT software and services company, based on the amount of export revenues generated during fiscal 2005. Our revenues grew to $1,096.3 million in fiscal 2006 from $459.2 million in fiscal 2003, representing a compound annual growth rate of 33.7%. For the same period, our net income grew from $82.3 million to $249.4 million. The number of our employees, whom we refer to as associates, grew from 9,838 as of March 31, 2003 to 28,624 as of March 31, 2006.
     We provide services to customers from various industries including manufacturing, banking and financial services, insurance, telecommunications, infrastructure media and entertainment and semiconductors or TIMES, healthcare, retail and transportation. We believe we have the ability to develop large, long-term customer relationships, by demonstrating an understanding of our customers’ business requirements through our industry expertise and by continually providing high quality services in a cost effective manner. As of March 31, 2006, we had 506 active customers, including 156 Fortune Global 500 or Fortune U.S. 500 companies and 45 companies that generated more than $5 million in annual revenues in fiscal 2006. 90.6% of our revenues for fiscal 2006 and 92.1% of our revenues for fiscal 2005 were from repeat business given by our existing customers.
     In June 2002, we established our majority-owned BPO subsidiary, Nipuna, which offers back-office transaction processing services, customer care services and product support and technical help desk services in the areas of finance and accounting, human resources, claims administration and document management. Nipuna has recently added services such as research, analytics and animation to its portfolio of service offerings. As of March 31, 2006, Nipuna had 1,765 associates and 25 customers, of which 9 were Fortune Global 500 and Fortune U.S. 500 companies.
     On November 7, 2005, Satyam Computer Services offered to sell an aggregate of 11,182,600 equity shares, representing its entire investment of 31.61% of the outstanding equity shares of Sify. The sale transaction was consummated on November 9, 2005 at a sale price of US$5.60 per equity share aggregating to US$62.3 million. Satyam Computer Services accounted for its share of equity in earnings/(losses) of Sify under equity method of accounting upto November 9, 2005. The excess of sale proceeds (net of transaction costs) over the carrying value of investment in Sify as on the date of sale amounting to US$43.6 million has been recognized as gain in the statement of income during the year ended March 31, 2006.
     Satyam Computer Services had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between Satyam Computer Services and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”). The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of Satyam Computer Services. Satyam Computer Services has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois.
     At our Board meeting held on April 21, 2006, our board of directors recommended the issuance of bonus shares in the ratio of 1:1 (one equity share for every one share held) for all existing shares including American Depository Shares. This proposed bonus issue is subject to approval by our shareholders at the upcoming annual general meeting of shareholders, expected to be held in August 2006.

Industry Overview
Global IT Services Overview
     Global IT services spending has been estimated to total $441.0 billion in 2005, representing an increase of approximately 5.5 % over 2004, and is projected to grow at a compound annual growth rate of 5.9% to reach $556 billion by 2009, according to International Data Corporation.
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
Our Competitive Strengths
     We believe that we are strongly placed to consolidate our market position as a leading IT service provider due to our competitive strengths which include:
•	Comprehensive range of services combined with specialized industry expertise. Our comprehensive range of end-to-end technology-based services encompasses application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services and BPO services. Our comprehensive range of services enables us to broaden our dialogue with potential customers, deepen our relationships with existing customers and diversify our revenue base. Our services are built on a foundation of a rich understanding of the industries in which our customers operate and the underlying technologies that drive those industries. Our industry-

focused business units such as manufacturing, banking and financial services, insurance, TIMES, healthcare, retail and transportation, allow us to understand the strategic issues facing our customers. At the Gartner Global Sourcing Summit 2004, we were adjudged the winner of the “Risk Management Award”, a prestigious award that recognizes effectiveness in managing risk and were also declared a joint winner of the “Solution Delivery Award” which recognizes creativity in enhancing customers’ business competitiveness. The voting for these awards was done solely by the business executives attending the summit. Our dedicated technology competency centers, which we refer to as “centers of excellence,” track trends in key technologies, which facilitates creation of solutions based on these technologies. Our centers of excellence work closely with the industry-focused business units in areas such as business intelligence, data warehousing, customer relationship management, product life cycle management and supply chain management to ensure that our services fulfill our customers’ business objectives and IT requirements.

•	Flexible, highly evolved delivery model. We provide our services through 20 centers located in Australia, Canada, China, Hungary, India, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States and our onsite teams operating at our customers’ premises. Over the past decade, we have made substantial investments in our infrastructure, processes and systems allowing us to evolve our global delivery model to effectively integrate offshore, offsite, nearshore and onsite services and perform a greater volume of work at our offshore development centers. This delivery model seeks to provide customers with seamless solutions in reduced timeframes, enabling them to achieve operating efficiencies and realize significant cost savings. It also enables us to deliver the most appropriate mix of resources and services on a 24/7 basis. Furthermore, our robust delivery model is flexible, so that it can be adapted to respond to customer objectives relating to critical issues such as scalability and security. We continue to evolve our delivery model and believe that our customer-oriented approach and ongoing refinements represent an important competitive advantage.

•	Established leadership position in consulting and enterprise business solutions. Our consulting and enterprise business solutions help customers optimize their operating costs, enhance the efficiency of their business processes and improve their overall competitiveness. These solutions span the development, implementation, integration and maintenance of various enterprise-wide applications. Our solutions are enhanced by our strategic alliances with more than 60 leading technology providers such as SAP and Oracle. Our highly evolved delivery model, coupled with our industry expertise and center of excellence-driven technology competencies, allows us to provide customers with a value proposition in consulting and enterprise solutions. Over the past few years, we have made strategic investments to augment our capabilities in this area which is reflected in the growing revenues from this business. During fiscal 2006 and fiscal 2005, 39.2% and 34.3% respectively, of our revenues, was generated from consulting and enterprise business solutions.

•	Strong relationships with blue chip customers. We have long-standing relationships with large multinational corporations built on our successful execution of prior engagements. We believe we have significantly more Fortune Global 500 or Fortune U.S. 500 corporations as customers, relative to scale of revenue, as compared to other leading Indian IT services companies. As of March 31, 2006, 156 of our 506 customers were Fortune Global 500 or Fortune U.S. 500 corporations. Our track record of delivering comprehensive solutions based on demonstrated industry and technology expertise has helped in forging strong relationships with our major customers and gaining increased business from them. We have a history of high customer retention and derive a significant proportion of our revenue from repeat business. During fiscal 2006 and fiscal 2005, 90.6% and 92.1% respectively, of our revenues, was generated from existing customers.

•	Track record of high quality execution. We are committed to achieving operational excellence in our processes, people and infrastructure. Our quality assurance programs form an integral part of our project management methodology and seek to ensure that we consistently deliver high quality services to our customers. For instance, we have a company-wide quality management system, which satisfies the ISO 9001:2000 TickIT standard. We have been assessed at CMMI Level 5, the highest level possible, and have implemented the Six Sigma processes for application development and maintenance. We have also achieved domain specific certifications like AS9100/EN9100 for ES group – Aerospace domain, PCMM Level 5 Assessment for Pune Location, S15000/ISO20000 certification for N&S across India and BS15000 Global Certification for IMS business.

We have a large pool of highly skilled, well-trained technical associates spanning 60 nationalities. As of March 31, 2006, we employed 26,711 technical associates in the IT services area, of which 51% had bachelor’s degrees in engineering and 4% had master’s degrees in engineering, technology or computer applications. Each new technical associate participates in an intensive 12 week initial training program and a minimum of 40 hours training each year on development and leadership. We continue to develop our infrastructure to make it more resilient. For instance, we have implemented ISO 27001, the internationally recognized global upgrade from BS7799 standard, which delivers a high level of information security to protect our customers’ intellectual property. We have also established a comprehensive disaster recovery and business continuity model to ensure uninterrupted service availability from our global delivery network. We constantly benchmark our processes, people and infrastructure against globally recognized standards.

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
Quality and Project Management
          Critical elements for the success of our global delivery model are well established quality management systems and sophisticated project management techniques. As an integral part of our processes, we have established a strict quality assurance and control program. We are certified under the ISO 9001 TickIT standard. Each of our business units that qualify for an assessment on the CMMI model have been assessed at CMMI Level 5 resulting in Satyam being a CMMI Level 5 company. We have also achieved domain specific certifications like AS9100/EN9100 for ES group – Aerospace domain, PCMM Level 5 Assessment for Pune Location, BS15000/ISO20000 certification for N&S across India and BS15000 Global Certification for IMS business. We have also adopted Six Sigma as a way of improving our processes and providing the highest levels of quality to our customers. Our quality management system involves, among other things, a rigorous review of software development processes, review and testing of work product and regular internal quality audits.
We have also been certified under ISO 27001 — Information Security Management model. This model governs our information security activities and helps us manage security, business continuity and disaster recovery requirements of our customers. Maintaining a high level of customer satisfaction requires sophisticated project management techniques to deliver services seamlessly across multiple locations and time zones. We have developed and applied a sophisticated global project management methodology to help ensure timely, consistent and accurate delivery of our IT services to our customers. XCEED Optima (Operational Projects Real Time Management), the enterprise wide project management solution for our Company is a joint initiative of IIS and Quality. Optima is based on cProjects, a new Enterprise Project Management solution from SAP, the world leaders in ERP and is customized to meet our specific needs.
Customers
     We market our services primarily to companies in the North America, Europe, the Middle East and the Asia-Pacific region. We have a global customer base which, as of March 31, 2006, consisted of 506 customers including 156 Fortune Global 500 and Fortune U.S. 500 companies.
     While we derive a significant proportion of our revenues from a limited number of customers, our strategy is to seek new customers and at the same time secure additional engagements from existing customers by providing high quality services and cross-selling new services. The strength of our relationships has resulted in significant recurring revenue from existing customers. Our business from existing customers in fiscal 2006, 2005 and 2004 accounted for 90.6%, 92.1% and 90.7% of IT services revenues, respectively. In fiscal 2006, 2005 and 2004, our largest customer, together with its affiliates, accounted for 8.8%, 10.8% and 14.3%, respectively, of our total revenues. In fiscal 2006, 2005 and 2004, our second largest customer accounted for 5.1%, 7.4% and 9.9% respectively, of our total revenues. Our top five customers accounted for 24.2%, 29.2% and 36.5% of our total revenues in fiscal 2006, 2005 and 2004 respectively.
     The following is a distribution of our customers by our revenues on a trailing 12-month basis or for the fiscal indicated:

	Fiscal
	2006	2005	2004
No. of $1+ million customers	101	109	81
No. of $5+ million customers	22	30	24
No. of $10+ million customers	23	19	9
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
     The following is a distribution of our IT revenues across our industry segments for the three most recent fiscal years:

	Fiscal
	2006	2005	2004
Manufacturing	28.6%	29.2%	32.0%
Banking and Finance	18.5	17.8	18.3
Insurance	8.8	11.4	13.7
TIMES	18.4	17.3	13.5
Healthcare	6.1	6.0	6.0
Retail	3.1	2.8	1.9
Transportation	2.6	2.7	2.1
Others	13.9	12.8	12.5
Total	100.0%	100.0%	100.0%
Sales and Marketing
Our sales operations comprise a Sales team, Account management team, Pre-Sales support team, and our Strategic Deals Group. Sales associates work solely on acquiring new customers. The second group consists of relationship managers who cross-sell services to existing customers and are responsible for building long-term relationships with such customers. The Pre-Sales group supports the business development efforts for prospects and existing accounts. Satyam has also invested in a strategic deals group, which focuses on acquiring large strategic deals.

In markets such as the United States and the United Kingdom, we have an industry-focused sales operation, while in other markets we have regional heads who oversee the sales activity.
In order to create greater visibility and recognition of our Satyam brand, we continue to invest in focused programs to enhance customer intimacy. These programs include holding annual customer summits to facilitate customer interaction, organizing forums, and participating in and sponsoring industry events to position Satyam as a thought leader.
As of March 31, 2006, we employed 243 marketing and sales associates.
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
     As of March 31, 2006, Nipuna had 25 customers including 9 Fortune Global 500 and Fortune U.S. 500 companies. For fiscal 2006, 2005 and 2004, Nipuna had revenues of $20.0 million, $10.0 million and $2.4 million respectively. Nipuna handles more than 71 business processes for its customers, a majority of which are also customers of Satyam. Majority of Nipuna’s customers are Fortune Global 500 and Fortune U.S. 500 companies, who have offshored their critical business processes to Nipuna. Some of Nipuna’s arrangements with its customers have Service Level Agreements, or SLAs, as defined, which if Nipuna were to fail to meet, would result in loss of revenue.
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
     Our joint venture with Venture Engineering Global LLC, Satyam Venture, is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. See Item 8 – Financial information – Legal Proceedings. See also note 23 to our fiscal 2006 financial statements. Also our joint venture with Computer Associates International, Inc., or CA Satyam, is engaged in the business of hosting, delivering and administering selective applications consisting of software products licensed by Computer Associates International, Inc.
Employees
     We refer to our employees as “associates.” Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled technical associates. Besides competitive salaries and incentive pay, we also offer extensive training, an entrepreneurial work environment and opportunities to work overseas. Since May 1998, we have offered stock options to our associates but, subject to certain exceptions, have decided to stop all stock based compensation with effect from October 1, 2004. As of March 31, 2006, we had 28,624 associates including Nipuna’s 1,765 associates representing a compound annual growth rate in the number of our associates of 33.5% since fiscal 2000. None of our associates are represented by a union. We believe that our relationship with our associates is good.
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
Retention
     To attract, retain and motivate our associates, we seek to provide an environment that rewards entrepreneurial initiative and performance. We also provide competitive salaries and benefits as well as incentives in the form of cash bonuses. In fiscal 2006, 2005 and 2004, we experienced associate attrition in IT services at a rate of 19.2%, 16.5% and 17.5%, respectively, which included involuntary attrition ranging from 4% to 5% as part of our systematic quality campaign.
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
Research and Development
     Our research and development efforts are focused on developing services required by our existing customers, to attract new customers and developing competencies and leadership in our service offerings. We have established close alliances with U.S. and Indian institutions such as Carnegie Mellon University and Indian Institute of Technology, Madras to strengthen our technology competencies. We have set up an enterprise business solution laboratory where latest versions of products are evaluated, business solution scenarios are created and validated. We have set up a grid computing laboratory which simulates a live grid environment for testing sample applications on the grid. We have also established a datawarehousing and business intelligence center which has developed proprietary business intelligence architectural platform which enables us to build large scale data warehousing and business intelligence solutions. We are also working with major technology providers in the areas of technology architectures for .NET for solutions for various industries. In the embedded systems space, we have created an environment to simulate various operating conditions and validate the solutions we build. We have an applied research group which focuses on creating IP in the areas of competition, communication, networking and information processing algorithms. In addition to presenting papers at international conferences and publishing in referenced journals, this group has over 16 United States patent applications in various stages of registration. In fiscal 2006 and 2005, we spent 0.05%, and 0.08% of our total revenues on R&D activities.

ITEM 4A. UNRESOLVED STAFF COMMENTS
     As of the date of filing of this Annual Report, we do not have any unresolved written comments from the Commission staff regarding our periodic reports under the Exchange Act.

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
Overview
     We are a global IT solutions provider, offering a comprehensive range of IT services to our customers, including application development and maintenance services, consulting and enterprise business solutions extended engineering solutions, infrastructure management services. We also offer BPO services through our wholly-owned subsidiary, Nipuna. We are the fourth largest Indian IT software and services company, based on the amount of export revenues generated during our fiscal year ended March 31, 2005. Our total revenues for fiscal 2006 were $1,096.3 million and over the past three fiscal years our revenues have grown at a compound annual growth rate of 33.7%.
     On May 12, 2005, we acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm that has focused on the investment management industry since 1986. Citisoft is a UK-based firm, with operating presences in London, Boston and New York. The operating results of Citisoft are evaluated by the management under IT services segment.
     In May 2005, we completed a sponsored ADS offering of 15,000,000 ADSs representing 30,000,000 equity shares including the green-shoe option. The offering was priced at $21.5 per ADS. The net proceeds after expenses of the offering were returned to all the selling shareholders. We did not receive any proceeds of the offering.
     On October 1, 2005, we acquired 100% of the shares of Knowledge Dynamics, a leading data warehousing and business intelligence solutions provider. The operating results of Knowledge dynamics are evaluated by the management under IT service segment.
     On November 7, 2005, we offered to sell an aggregate of 11,182,600 equity shares, representing our entire investment of 31.6% of the outstanding equity shares of Sify. The sale transaction was consummated on November 9, 2005 at a sale price of US$5.60 per equity share aggregating to US$62.3 million.
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
          Our revenues and profitability have grown rapidly in recent years. In fiscal 2006, our total revenues increased by 38.1% as compared to fiscal 2005. Our revenues grew to $1,096.3 million in fiscal 2006 from $793.6 million in fiscal 2005. Our revenue and profitability growth is attributable to a number of factors related to the expansion of our business, including increase in the volume of projects completed for our widening customer base, increase in our associate numbers, increased growth in our consulting and enterprise business solutions business and a strengthening of our customer base in North America and Europe. Our growth has continued despite increasing pressure for higher wages for our associates coupled with pressure for lower prices for our customers. In fiscal 2006, 2005 and 2004, our five largest customers accounted for 24.2%, 29.2% and 36.4%, respectively, of our total revenues. As of March 31, 2006, we had 28,624 employees (including employees of Nipuna), whom we refer to as associates, worldwide as compared to 20,690 associates as of March 31, 2005. With our continuing geographical expansion we now have offshore facilities in India and overseas facilities located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. We also have sales and marketing offices located in Canada, Germany, Italy, the Netherlands, Spain, Sweden, United Kingdom and United States and sales and marketing offices in the rest of the world.
     Upto March 31, 2005, Satyam provided segmental disclosures based on three business groups: IT services, Business Process Outsourcing, and Software Products. Subsequent to March 31, 2005,

executive management evaluates Satyam’s operating segments based on the following two-business groups, since the revenues from Software Product segment are no longer meaningful and management does not evaluate this segment any longer:
•	IT services: We provide a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. We seek to be the single service provider capable of servicing all of our customers’ IT requirements. Our consulting and enterprise business solutions includes services in the area of enterprise resource planning, customer relationship management and supply chain management, data warehousing and business intelligence, knowledge management, document management and enterprise application integration. We also assist our customers in making their existing computing systems accessible over the Internet. The segment information for the year ended March 31, 2006 includes the results of Citisoft and Knowledge Dynamics which were acquired during the year.

•	BPO: We provide outsourced BPO services in areas such as human resources, finance and accounting, customer care (such as voice, email and chat) besides also providing industry-specific transaction processing services. We target our BPO services at the insurance, healthcare, banking and financial services, transportation, tourism, manufacturing, automotive, telecommunications, media, utilities and retail industries. Revenues from this business segment currently do not constitute a significant proportion of our total revenues; however, we anticipate that this proportion will increase over time. Our BPO services are offered through our majority-owned subsidiary, Nipuna. As part of the investor rights and securities subscription agreements which we have entered into with Nipuna’s two other investors, we have agreed not to compete with Nipuna. Pursuant to these agreements, we and our affiliates are restricted from engaging in activities that are or could directly or indirectly be competitive with the business of Nipuna. Such activities include among others providing BPO, soliciting existing or prospective customers of Nipuna to obtain the services offered by Nipuna from other service providers and investing in companies engaged in the same or similar business as Nipuna. These non-compete restrictions apply until the investors redeem all of their preference shares in Nipuna or their equity interest in Nipuna falls below 5% after an initial public offering.
Revenues
     We generate revenues through fees for professional services rendered in our two segments, namely, IT services and BPO services.
     The following table sets forth the total revenues (excluding inter-segment revenues) for our business segments for fiscal 2006, 2005 and 2004:

	Year ended March 31,
	2006		2005		2004
Segment	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
IT services	$1,082.7	98.8%	$786.7	99.1%	$565.1	99.8%
BPO	13.6	1.2%	6.9	0.9	1.3	0.2

Total	$1,096.3	100.0%	$793.6	100.0%	$566.4	100.0%

     We discuss below the components of our IT services revenues by technology type, contract type, offshore or onshore designation, top customers and customer geography:
     Revenues by technology
The vast majority of our revenues are generated from our various IT service offerings. The following table presents our IT services revenues (excluding inter-segment revenues) by type of service offering for the periods indicated:

	Year ended March 31,
	2006		2005		2004
Technology type	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Application development and maintenance services	$541.4	50.0%	$429.5	54.6%	$339.2	60.1%
Consulting and enterprise business solutions	429.5	39.7	269.7	34.3	179.9	31.8
Extended engineering solutions	70.2	6.5	55.2	7.0	20.9	3.7
Infrastructure management services	41.6	3.8	32.3	4.1	25.1	4.4

Total	$1,082.7	100.0%	$786.7	100.0%	$565.1	100.0%

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
     The following table presents our IT services revenues (excluding inter-segment revenues) by type of contract for the years indicated:

	Year ended March 31,
	2006		2005		2004
Contract type	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Time-and-material basis	$702.8	64.9%	$517.3	65.8%	$386.2	68.3%
Fixed-price basis	379.9	35.1	269.4	34.2	178.9	31.7

Total	$1,082.7	100.0%	$786.7	100.0%	$565.1	100.0%

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

	Year ended March 31,
	2006		2005		2004
Location	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Offshore	$496.0	45.8%	$327.1	41.6%	$248.3	43.9%
Onsite /Offsite	586.7	54.2	459.6	58.4	316.8	56.1

Total	$1,082.7	100.0%	$786.7	100.0%	$565.1	100.0%

     Revenues by top customers
     Our top two customers accounted for 14.1 % of our IT services’ revenues in fiscal 2006, as compared to 18.3% and 24.2% of IT services revenues in fiscal 2005 and 2004 respectively. Our top five customers accounted for 24.5% of IT services’ revenues in fiscal 2006 as compared to 29.5% and 36.5% of IT services’ revenues in fiscal 2005 and 2004 respectively.
     Revenues based on customer location
     We have experienced increasing volumes of business from customers located in North America and Europe, attributable to both new customers and additional business from existing customers. We expect that most of our revenues will be generated in North America followed by Europe in fiscal 2007.
     The following table gives the composition of our IT services revenues (excluding inter-segment revenues) based on the location of our customers for the years indicated:

	Year ended March 31,
	2006		2005		2004
Geographic
location	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
North America	$699.0	64.6%	$538.2	68.4%	$414.0	73.3%
Europe	204.8	18.9	130.7	16.6	77.5	13.7
Japan	15.5	1.4	13.9	1.8	11.1	2.0
India	45.1	4.2	25.5	3.2	16.0	2.8
Rest of the world	118.3	10.9	78.4	10.0	46.5	8.2

Total	$1,082.7	100.0%	$786.7	100.0%	$565.1	100.0%

Expenses
     Cost of revenues
     Our cost of revenues consists primarily of salary and other compensation and benefits, stock-based compensation expense, depreciation, data communication expenses, computer maintenance, cost of software, sub-contracting charges, expenses relating to the opening of new onsite, offsite, nearshore and offshore centers, and foreign travel expenses.
     The principal component of our cost of revenues is the wage cost of our technical associates. Wage cost in India, including in the IT services industry, have historically been significantly lower than wage cost in the United States and Europe for comparably skilled professionals. However, as wages in India increase at a faster rate than in the United States, we may experience increase in our costs of personnel, particularly project managers and other mid-level professionals.
     The utilization levels of our technical associates also affect our revenue and gross profits. We calculate utilization levels on a monthly basis, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he or she works 157 hours per month. We manage utilization by monitoring project requirements and timetables. The number of associates assigned to a project will vary according to size, complexity, duration, and demands of the project. Associate utilization levels for IT services were 85.0%, 82.1% and 81.4% in fiscal 2006, 2005 and 2004 respectively. The utilization levels for our technical associates have been increasing in recent periods, mainly on account of new business and an increase in business from existing customers, and we expect this trend to continue in the near future.
     Selling, general and administrative expenses
     Selling, general and administrative expenses generally include compensation costs of sales, management and administrative personnel, travel costs, advertising, business promotion,

depreciation on assets, rent, repairs, electricity and other general expenses not attributable to cost of revenues.
Subsidiaries
     As of March 31, 2006, we have four wholly-owned subsidiaries, Nipuna Services Ltd., or Nipuna, Satyam Technologies Inc., or STI, Satyam Computer Services (Shanghai) Company Limited, or Satyam Shanghai and Knowledge Dynamics Pte Ltd, or Knowledge Dynamics as well as one majority-owned subsidiary, Citisoft Plc, or Citisoft. These five subsidiaries have been consolidated in our consolidated financial statements as of March 31, 2006. The results of Citisoft’s operations have been consolidated by us from the acquisition date of May 12, 2005 and the results of Knowledge Dynamics Pte Ltd have been consolidated by Satyam Computer Services from the acquisition date of October 1, 2005.
Citisoft
     On May 12, 2005, Satyam acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986.The acquisition has been accounted for by following the purchase method of accounting.
     The consideration for the 75% equity interest in Citisoft amounted to US$17.4 million comprising of an initial consideration of US$14.3 million (including direct acquisition costs of US$0.9 million) and deferred consideration (non-contingent) of US$3.1 million payable on April 30, 2006. Satyam Computer Services is also required to pay a maximum earn out consideration amounting to US$ 3.9 million on April 30, 2006 based on achievement of targeted revenues and profits. The deferred consideration for the acquisition of the 75% equity interest has been accounted for as part of the purchase consideration and shown as a current liability in the balance sheet. The earn-out consideration will be accounted for as purchase consideration when the contingency is resolved.
     Satyam Computer Services has a call option and the minority shareholders have a put option to acquire or sell (as applicable) the balance 25% equity shares in two tranches 12.5% on April 30, 2007 and 12.5% on April 30, 2008. The consideration payable for the first tranche of 12.5% equity shares on April 30, 2007 would amount to US$2.8 million and a maximum earn-out consideration amounting to US$2.4 million based on achievement of targeted revenues and profits. The consideration payable for the second tranche of 12.5% equity shares on April 30, 2008 would amount to US$2.9 million and a maximum earn-out consideration amounting to US$3.7 million based on achievement of targeted revenues and profits. Satyam Computer Services records the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 75.0% interest in Citisoft. The difference between the fair values at each valuation date is charged to selling, general and administration expenses in statement of income. On the basis of an independent valuation, the value of put option was US$ Nil and US$1.1 million as of May 12, 2005 and March 31, 2006 respectively..
     Satyam Computer Services is also required to fund an Employee Benefit Trust (“EBT”) formed by Citisoft for the purpose of providing additional incentive to employees to contribute to the success of Citisoft. Satyam is required to fund US$1.6 million on April 30, 2006 and a maximum of US$1.6 million each on April 30, 2007 and 2008 based on achievement of targeted revenues and profits. As of March 31, 2006 Satyam Computer Services has accrued US$1.4 million as a current liability and charged US$1.4 million to the statement of income as part of cost of revenues.
     The purchase consideration has been allocated to the assets acquired and liabilities assumed as of the date of acquisition based on management’s estimates and a valuation done by an independent valuer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The goodwill has been allocated to the IT services segment. The purchase price allocation is as follows:

US$ in
millions
Purchase price	$17.4

Allocated to:
Net current assets	$2.2
Tangible assets	0.3
Customer Contracts related intangibles	0.8
Customer relationship related intangibles	5.4
Trade name	0.7
Goodwill	10.3
Deferred tax liability	(2.3)

Total	$17.4

     Pro forma disclosure regarding this acquisition has not been provided because it is not material to the operations of the Company.
Knowledge Dynamics
     On July 21 2005, Satyam Computer Services announced its intention to acquire 100% of the shares of Knowledge Dynamics Pte Ltd, Singapore, (“Knowledge Dynamics”), a leading Data Warehousing and Business Intelligence Solutions provider. The transaction was consummated on October 1, 2005, the date of transfer of shares to Satyam Computer Services. The acquisition has been accounted for by following the purchase method of accounting.
     The consideration for this acquisition amounted to US$3.3 million comprising of initial consideration of US$1.8 million (including direct acquisition costs of $11 thousand) and deferred consideration (non-contingent) of US$0.8 million and US$0.7 million payable on April 30, 2006 and 2007 respectively. Satyam Computer Services is also required to pay a maximum earn-out consideration amounting to US$0.3 million, US$0.8 million and US$1.1 million on April 30, 2006, 2007 and 2008 respectively based on the achievement of targeted revenues and profits. The total deferred consideration for the acquisition of US$1.5 million has been accounted for as part of the purchase consideration out of which US$0.8 million has been shown as a current liability and US$0.7 million as non current liability in the balance sheet. The earn-out consideration will be accounted for as purchase consideration when the contingency is resolved.
     The purchase consideration has been allocated to the assets acquired and liabilities assumed as of the date of acquisition based on management’s estimates and a valuation done by an independent valuer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The goodwill has been allocated to the IT services segment. The purchase price allocation is as follows:

US$ in
millions
Purchase price	$3.3

Allocated to:
Net current assets	$0.5
Customer Contracts and Related Relationships	1.0
Trade name	0.1
Goodwill	2.1
Deferred tax liability	(0.4)

Total	$3.3

Associate — Sify
     In addition to our subsidiaries, during fiscal 2006, we also owned 31.6% of the equity shares of Sify. On November 7, 2005, we offered to sell an aggregate of 11,182,600 equity shares, representing our entire investment of 31.6% of the outstanding equity shares of Sify. The sale transaction was consummated on November 9, 2005 at a sale price of US$5.60 per equity share aggregating to US$62.3 million.
     We accounted for our share of equity in earnings/(losses) of Sify under the equity method of accounting up to November 9, 2005. The excess of sale proceeds (net of transaction costs) over the carrying value of investment in Sify as on the date of sale amounting to US$43.6 million has been recognized as gain in the statement of income during year ended March 31, 2006.

Income Taxes
     The statutory corporate income tax rate in India is currently 30.0%. This tax rate is presently subject to a 10.0% surcharge. The amount of tax and surcharge payable is further subject to a 2.0% education cess, resulting in an effective tax rate of 33.66%. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by our offsite, nearshore and onsite centers, principally in the United States. We benefit from tax incentives provided to software entities as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2009 or 10 consecutive years of operations of software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption is expected to expire between fiscal 2006 and fiscal 2010. Exemption for two of our STP units in Hyderabad expired during the year ended March 31, 2006. We also earn certain other foreign income and domestic income, which are taxable irrespective of the tax holiday as stated above.
     Our subsidiaries are subject to income taxes of the countries in which they operate. Our subsidiaries’ operating loss carried forward for tax purposes amounted to approximately $24.0 million as March 31, 2006, which is available as an offset against future taxable income of such entities. These carried forward amounts expire at various dates primarily over eight to twenty years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carried forward. A valuation allowance is established attributable to deferred tax assets and losses carried forward in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized. Currently, a full valuation allowance has been made for such losses.

Results of Operations
     The following table sets forth operating data in dollars and as a percentage of revenues for the years indicated:

	Year ended March 31,
	2006		2005		2004
Statement of Operations data:	Amount	%	Amount	%	Amount	%
	(dollars in millions)
Revenues:
IT services	$1,083.5	98.8%	$787.4	99.2%	$565.6	99.9%
BPO	19.9	1.8	10.0	1.3	2.4	0.4
Inter–segment	(7.1)	(0.6)	(3.8)	(0.5)	(1.6)	(0.3)

Total revenues	1,096.3	100.0	793.6	100.0	566.4	100.0

Cost of revenues: (1)
IT services	(678.1)	(61.9)	(502.2)	(63.3)	(343.1)	(60.6)
BPO	(17.6)	(1.6)	(7.9)	(1.0)	(1.9)	(0.3)
Inter–segment	6.7	0.6	3.3	0.4	1.4	0.2

Total cost of revenues	(689.0)	(62.8)	(506.8)	(63.9)	(343.6)	(60.7)

Gross profit:
IT services	405.4	37.0	285.2	35.9	222.5	39.3
BPO	2.3	0.2	2.1	0.3	0.5	0.1
Inter–segment	(0.4)	(0.0)	(0.5)	(0.1)	(0.2)	(0.0)

Total gross profit	407.3	37.2	286.8	36.1	222.8	39.3

Operating expenses:
Selling, general and administrative expenses: (2)
IT services	(176.8)	(16.1)	(113.4)	(14.3)	(97.3)	(17.2)
BPO	(11.2)	(1.0)	(11.4)	(1.4)	(4.5)	(0.8)
Inter–segment	0.4	0.0	0.5	0.1	0.2	0.0

Total selling, general and administrative expenses	(187.6)	(17.1)	(124.3)	(15.7)	(101.6)	(17.9)

Operating income/(loss):
IT services	228.6	20.9	171.8	21.7	125.2	22.1
BPO	(8.9)	(0.8)	(9.3)	(1.2)	(4.1)	(0.7)
Inter–segment	—	—	—	—	—	—

Total operating income/(loss)	219.7	20.0	162.5	20.5	121.1	21.4

Interest income	26.3	2.4	22.3	2.8	20.3	3.6
Interest expense	(1.3)	(0.1)	(0.5)	(0.1)	(0.5)	(0.1)
Gain on sale of investments	43.6	4.0	—	0.0	2.7	0.5
Gain/ (loss) on foreign exchange transactions	0.3	0.0	(4.6)	(0.6)	(8.9)	(1.6)
Other income/(expense), net	(0.8)	(0.1)	0.4	0.0	2.3	0.4
Income before income taxes and equity in earnings/(losses) of associated companies	287.8	26.3	180.2	22.7	137.0	24.2
Income taxes	(37.7)	(3.4)	(25.3)	(3.2)	(22.5)	(4.0)
Minority interest	0.1	0.0	—	—	—	—
Equity in earnings/(losses) of associated companies, net of taxes	(0.8)	(0.1)	(1.1)	(0.1)	(2.6)	(0.5)

Net income/(loss)	$249.4	22.7	$153.8	19.4	$111.9	19.8

Depreciation	30.6	2.8	25.0	3.2	24.4	4.3
Stock-based compensation	0.8	0.1	1.9	0.2	1.7	0.3

(1)	Inclusive of stock-based compensation expenses of $Nil, $0.8 million and $0.9 million during the years ended March 31, 2006, 2005 and 2004, respectively, in the IT services segments.

(2)	Inclusive of stock-based compensation expenses of $0.8 million, $1.1 million and $0.8 million during the years ended March 31, 2006, 2005 and 2004, respectively, in the IT services segments.

     Comparison of results for fiscal 2006 and fiscal 2005
Revenues. Our revenues increased by 38.1% to $1,096.3 million in fiscal 2006 from $793.6 million in fiscal 2005. This revenue growth of $302.7 million in fiscal 2006 was primarily the result of an increase in business both from existing customers and new customers. Revenues from existing customers increased by 35.8% to $993.0 million in fiscal 2006 from $731.2 million in fiscal 2005. Revenues from new customers increased by 65.9% to $103.5 million in fiscal 2006 from $62.4 million in fiscal 2005. We added 120 and 108 customers including 12 and 17 from the Fortune Global 500 and Fortune U.S. 500 list in fiscal 2006 and 2005, respectively.
     During fiscal 2006, revenues (IT services excluding inter-segment revenues) from consulting and enterprise business solutions has grown by $159.8 million, revenues from application development and maintenance has increased by $111.9 million, followed by extended engineering solutions and infrastructure management services, which grew by $15.0 million and $9.3 million respectively. In terms of percentage growth in fiscal 2006 over fiscal 2005, revenues from consulting and enterprise solutions has grown by 59.3%, application development and maintenance services has grown by 26.1%, extended engineering solutions and infrastructure management services have grown by 27.2% and 28.8% respectively.
     Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis decreased to 64.9% in fiscal 2006 from 65.8% in fiscal 2005. Revenues from IT services provided on a fixed-price basis increased to 35.1% in fiscal 2006 from 34.2% in fiscal 2005. The increase in fiscal 2006 for fixed-price contracts is primarily due to the shift in customer preference regarding type of contracts from time-and-material to fixed-price.
     The onsite revenues increased as a result of new engagements in consulting and enterprise business solutions in fiscal 2006 and the need for extensive interactions with customers in the early stages of new engagements to understand their business needs and create the relevant processes before we move the appropriate portion of the work offshore.
     Of the total increase of $302.7 million in total revenue in fiscal 2006, $168.9 million increased in North America followed by $74.6 million in Europe, $39.7 million in rest of the world $17.9 million in India and $1.6 million in Japan. Our increased business in North America and Europe was due to new customers and additional business from existing customers.
Cost of Revenues. Cost of revenues increased by 35.9% to $689.0 million in fiscal 2006 from $506.8 million in fiscal 2005. Cost of revenues represented 62.8% of revenues in fiscal 2006 and 63.9% in fiscal 2005. This increase by $182.2 million was attributable primarily to increases in associate compensation and benefits expenses, traveling expenses, communication expenses, depreciation and other expenses, attributable largely to an overall increase in our business during this period. Associate compensation and benefits expenses increased by 35.7% to $544.4 million, or 49.7% of revenues in fiscal 2006 from $401.2 million, or 50.6% of revenues in fiscal 2005. The increase in the associate compensation and benefits is due to: (i) increase in the total number of technical associates by 7,471 to 26,711 in fiscal 2006 from 19,240 in fiscal 2005; (ii) increase in number of onsite technical associates by 1,026 to 5,327 in fiscal 2006 from 4,301 in fiscal 2005 for which we pay a higher compensation; (iii) salary incentives amounting to $20.9 million given to technical associates in fiscal 2006 as compared to $7.9 million in fiscal 2005. Salary incentives increased primarily due to introduction of new incentive scheme by the company in fiscal 2006, and (iv) increase of approximately $1.5 million of the funding to Citisoft Employee Benefit Trust accounted as compensation expense relating to employees of Citisoft. Traveling expenses increased by 21.7% to $47.6 million, or 4.3% of revenues, in fiscal 2006 from $39.1 million, or 4.9% of revenues, in fiscal 2005. This increase was primarily due to increase in the number of travels resulting from increase in the number of technical associates. Communication expenses increased by 110.0% to $14.7 million or 1.3% of revenues in fiscal 2006 from $7.0 million, or 0.9% of revenues in fiscal 2005. This increase was primarily due to increase in number of locations of operations, both in India and abroad. Other expenses comprised mainly of rent, power and fuel and maintenance expenses. Other expenses increased by 47.5% to $56.2 million, or 5.1% of revenues, in fiscal 2006 from $38.1 million, or 4.8% of revenues in fiscal 2005. Depreciation expense increased 26.7% to $26.1 million, or 2.4% of revenues, in fiscal 2006 from $20.6 million, or 2.6% of revenues in fiscal 2005.
Selling, general and administrative expenses. Selling, general and administrative expenses increased 50.9% to $187.6 million in fiscal 2006 from $124.3 million in fiscal 2005. Selling, general and administrative expenses represented 17.1% of revenues in fiscal 2006 and 15.7% of revenues in fiscal 2005. This increase of $63.3 million in fiscal 2006 was a result primarily of increase in associate compensation and benefits for non-technical associates, communication expenses, traveling expenses and sales and marketing expenses. Associate compensation and benefits increased by 91.1% to $100.9 million, or 9.2% of revenues, in fiscal 2006 as compared to $52.8 million or 6.7% of revenues in fiscal 2005 primarily on account of increase in number of non-technical associates by 463 to 1,913 as of March 31, 2006 from 1,450 as of March 31, 2005, and salary incentives amounting to $21.0 million given to non-technical associates in fiscal 2006 as compared to $3.9 million in fiscal 2005. Salary incentives increased primarily due to introduction of new incentive scheme by the company in fiscal 2006. Communication expenses decreased by 22.2% to $6.3 million or 0.6% of revenues in fiscal 2006 as compared to $8.1 million or 1.0% of revenue in fiscal 2005. Traveling expenses increased by 103.3% to $18.7 million or 1.7% of revenues in fiscal 2006 from $9.2 million or 1.2% of revenue in fiscal 2005. Traveling expenses increased primarily due to increase in travels by our non-technical associates. Depreciation expenses increased by 4.5% to $4.6 million or 0.4% of revenues in fiscal 2006 from $4.4 million or 0.6% of revenue in fiscal 2005. Professional charges increased by 27.7% to $12.0 million or 1.1% of revenues in fiscal 2006 from $9.4 million or 1.2% of revenues in fiscal 2005. Stock-based compensation expense decreased by 27.3% to $0.8 million in fiscal 2006 from $1.1 million in fiscal 2005. Other expenses comprised primarily of marketing expense, rent, power and fuel and maintenance expenses. Other expenses increased by 12.7% to $44.3 million or 4.0% of revenue in fiscal 2006 from $39.3 million, or 5.0% of revenues in fiscal 2005.
Operating income. Our operating income was $219.7 million in fiscal 2006, representing an increase of 35.2% over the operating income of $162.5 million for fiscal 2005. As a percentage of revenues, operating income decreased to 20.0% in fiscal 2006, from 20.5% in fiscal 2005. This decrease in operating income as a percentage of revenue was due to (i) increase in the associate compensation and benefits expenses by $191.3 million to $645.3 million or 58.9% of revenue in fiscal 2006 from $454.0 million, or 57.2% of revenues, in fiscal 2005 and (ii) offset by decrease in the traveling, depreciation and other expenses.
Interest income. Interest income increased to $26.3 million in fiscal 2006 representing an increase of 17.9% from $22.3 million in fiscal 2005, primarily due to additional bank deposits during the period.
Gain on sale of investments. In fiscal 2006, gain on sale of investments was $43.6 million as compared to $Nil in fiscal 2005. The gain of $43.6 million in fiscal 2006 was on account of the gain on sale of 11,182,600 Indian equity shares of Sify.
Gain/(loss) on foreign exchange transactions. In fiscal 2006 and fiscal 2005, 77.6% and 81.8% respectively, of our revenues were generated in U.S. dollars. The average exchange rate of Indian rupee to U.S. dollar in fiscal 2006 was Rs. 44.18 against Rs. 44.85 in fiscal 2005. As at March 31, 2006, the Indian rupee depreciated to Rs. 44.48 against 43.62 at March 31, 2005. As at March 31, 2005, the Indian rupee depreciated to Rs. 43.62 against Rs. 43.40 as at March 31, 2004. As a result of these fluctuations in exchange rates during fiscal 2006 and fiscal 2005, gain on foreign exchange transactions was $0.3 million in fiscal 2006 as compared to a loss of $4.6 million in fiscal 2005.
Other income/(expenses), net. Other income/ (expenses), net were $(0.8) million in fiscal 2006, as compared to other income /(expenses), net were $0.4 million in fiscal 2005. The decrease in the other income is primarily on account of loss on forward and options contracts amounting to $0.8 million in fiscal 2006 as compared to a loss of $0.3 million in fiscal 2005.
Income taxes. Income taxes were $37.7 million in fiscal 2006, representing an increase of 49.0% from $25.3 million in fiscal 2005. This increase was primarily due to increase in tax of $7.7 million relatable to sale of shares in Sify. The expiry of tax exemption benefit for two of our STP units in Hyderabad resulted in increase in income taxes by $2.8 million in fiscal 2006.
Equity in earnings/(losses) of associated companies, net of taxes. Equity in losses of associated companies was $0.8 million in fiscal 2006 as compared to $1.1 million in fiscal 2005. Equity in losses of Sify and CA Satyam amounted to $1.3 million and $15 thousand respectively in fiscal 2006 as compared to $1.7 million and $63 thousand respectively in fiscal 2005. These losses were partially offset by equity in profit of Satyam Venture amounting to $0.5 million in fiscal 2006 as compared to equity in loss of $0.7 million in fiscal 2005.
Net income. As a result of the foregoing, our net income was $249.4 million in fiscal 2006, representing an increase of 62.2% over net income of $153.8 million in fiscal 2005. As a percentage of total revenues, net income increased to 22.7% in fiscal 2006 from 19.4% in fiscal 2005.

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
     During fiscal 2005, revenues (IT services excluding inter-segment revenues) from application development and maintenance has grown by $90.4 million or 26.7%, revenues from consulting and enterprise business solutions has increased by $89.8 million or 49.9%, followed by revenues in extended engineering solutions and infrastructure management services, which grew by $34.3 million and $7.2 million or 164.1% and 28.7% respectively.
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
Cost of Revenues. Cost of revenues increased by 47.5% to $506.8 million in fiscal 2005 from $343.6 million in fiscal 2004. Cost of revenues represented 63.9% of revenues in fiscal 2005 and 60.7% in fiscal 2004. This increase by $163.2 million was attributable primarily to increases in associate compensation and benefits expenses, traveling expenses, communication expenses, depreciation and other expenses, attributable largely to an overall increase in our business during this period. Associate utilization levels for IT services were 82.1% and 81.4% in fiscal 2005 and 2004, respectively. Associate compensation and benefits expenses increased by 56.7% to $401.2 million, or 50.6% of revenues in fiscal 2005 from $256.0 million, or 45.2% of revenues in fiscal 2004. The increase in the associate compensation and benefits is due to: (i) increase in the total number of technical associates by 5,790 to 19,240 in fiscal 2005 from 13,450 in fiscal 2004; (ii) increase in number of onsite technical associates by 845 to 4,301 in fiscal 2005 from 3,456 in fiscal 2004 for which we pay a higher compensation; and (iii) an increase of existing salaries (approximately 17%) during the period. Traveling expenses increased 23.3% to $39.1 million, or 4.9% of revenues, in fiscal 2005 from $31.7 million, or 5.6% of revenues, in fiscal 2004. Communication expenses increased 37.3% to $7.0 million or 0.9% of revenues in fiscal 2005 from $5.1 million in fiscal 2004. Other expenses comprised mainly of rent, power and fuel and maintenance expenses. Other expenses increased by 27.9% to $38.1 million, or 4.8% of revenues, in fiscal 2005 from $29.8 million in fiscal 2004. Depreciation expense increased 2.5% to $20.6 million, or 2.6% of revenues, in fiscal 2005 from $20.1 million in fiscal 2004. Stock-based compensation expense decreased by 8.8% to $775 thousand in fiscal 2005 from $850 thousand in fiscal 2004.
Selling, general and administrative expenses. Selling, general and administrative expenses increased 22.3% to $124.3 million in fiscal 2005 from $101.6 million in fiscal 2004. Selling, general and administrative expenses represented 15.7% of revenues in fiscal 2005 and 17.9% of revenues in fiscal 2004. This increase of $22.7 million in fiscal 2005 was a result primarily of increase in associate compensation and benefits for non-technical associates, communication expenses, traveling expenses and sales and marketing expenses. Associate compensation and benefits increased 40.8% to $52.8 million, or 6.7% of revenues, in fiscal 2005 as compared to $37.5 million or 6.6% of revenues in fiscal 2004 primarily on account of increase in number of non-technical associates to 1,450 from 1,006, incentives amounting to $3.7 million and salary increments

(approximately 17%) given to associates during the year. Communication expenses increased 35.0% to $8.1 million or 1.0% of revenues in fiscal 2005 as compared to $6.0 million or 1.1% of revenue in fiscal 2004. Traveling expenses increased 5.7% to $9.2 million or 1.2% of revenues in fiscal 2005 from $8.7 million or 1.5% of revenue in fiscal 2004. Traveling expenses increased primarily due to increase in travels by our non-technical associates. Stock-based compensation expense increased 54.7% to $1.2 million in fiscal 2005 from $771 thousand in fiscal 2004. Other expenses comprised primarily of depreciation, professional charges, marketing expense, rent, power and fuel and maintenance expenses. Other expenses increased 9.0% to $53.1 million or 6.7% of revenue in fiscal 2005 from $48.7 million, or 8.6% of revenues in fiscal 2004.
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
Gain on sale of shares in associated company/others. In fiscal 2005, gain on sale of investments was $Nil as compared to $2.7 million in fiscal 2004. The gain of $2.7 million in fiscal 2004 was on account of the gain on sale of 1,000,000 Indian equity shares of Sify amounting to $2.6 million.
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
Equity in earnings/(losses) of associated companies, net of taxes. Equity in losses of associated companies was $1.1 million in fiscal 2005 as compared to $2.6 million in fiscal 2004. Equity in losses of Sify and CA Satyam amounted to $1.7 million and $63 thousand respectively in fiscal 2005 as compared to $2.2 million and $398 thousand respectively in fiscal 2004. These losses were partially offset by equity in profit of Satyam Venture amounting to $706 thousand in fiscal 2005 as compared to equity in loss of $3 thousand in fiscal 2004.
Net income. As a result of the foregoing, our net income was $153.8 million in fiscal 2005, representing an increase of 37.4% over net income of $111.9 million in fiscal 2004. As a percentage of total revenues, net income decreased to 19.4% in fiscal 2005 from 19.8% in fiscal 2004.
Liquidity and Capital Resources
     Net cash provided by operating activities
     Net cash provided by operating activities was $162.7 million, $171.3 million and $89.2 million in fiscal 2006, 2005 and 2004, respectively.
     In fiscal 2006, non-cash adjustments to reconcile the $249.4 million net income to net cash used in operating activities consisted primarily of depreciation and amortization expense of $31.5 million and increase in net accounts receivable and unbilled revenues. Net accounts receivable and unbilled revenues increased by $81.9 million primarily as a result of an increase in our revenues and increase in collection period. Accounts payable and accrued expenses increased by $38.1 million primarily on account of accrued compensation and benefits of $7.7 million, increase in sub-contracting charges payable by $1.6 million, and increase in provision for gratuity and unutilized leave by $5.7 million.
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
     Net cash used in investing activities
     Net cash used in investing activities was $5.2 million in fiscal 2006 against net cash used in investing activities of $115.5 million and $60.0 million in fiscal 2005 and 2004 respectively.
     This decrease in net cash used in investing activities was primarily due to sale of shares in Sify amounting to $62.3 million, offset by (i) payment of consideration for the acquisition of Citisoft Plc amounting to $12.1 million net of cash acquired,(ii) payment for acquisition of Knowledge Dynamics amounting to $1.6 million net of cash acquired and (iii) increase in purchases of premises, plant and equipment to $54.1 million in fiscal 2006 due to purchase of premises and equipment, primarily infrastructure, computers and other equipment associated with the expansion of new facilities at Bangalore, Chennai, Hyderabad and Visakhapatnam.
     Net cash used in investing activities in fiscal 2005 increased by $55.5 million to $115.5 million from $60.0 million in fiscal 2004. This increase was primarily due to increase in investments in bank deposits by $ 33.9 million to $79.3 million in fiscal 2005 as compared to $45.4 million in fiscal 2004, increase in purchases of premises, plant and equipment by $22.2 million to $39.0 million in fiscal 2005 from $16.8 million in fiscal 2004 due to the purchase of land by Nipuna and purchase of equipment, primarily infrastructure, computers and other equipment associated with the expansion of new facilities at Hyderabad, Bangalore and Chennai.
     Net cash used in investing activities in fiscal 2004 decreased by $212.0 million to $60.0 million from $272.0 million in fiscal 2003. This decrease was primarily related to a decrease in investments in bank deposits and acquisitions and investments in associate companies. Investments made in bank deposits in fiscal 2004 were $45.4 million as compared to $259.3 million in fiscal 2003. Net cash used for acquisitions and investment in associate companies decreased from $5.1 million in fiscal 2003 to zero in fiscal 2004. These decreases were partially offset by an increase in purchase of premises and equipment by $5.8 million in fiscal 2004.
     Net cash provided by/ (used in) financing activities
     Net cash provided by financing activities was $6.1 million in fiscal 2006 against net cash used in financing activities was $12.9 million and $ 11.6 million in fiscal 2005 and 2004 respectively.
     In fiscal 2006, $6.1 million is used in financing activities. We received cash from issuance of associate stock options of $31.0 million, $3.6 million from short term debt by our subsidiary and $16.3 million from long term debts by Nipuna. We used cash in repayment of loans amounting to $3.9 million. Cash dividends paid amounted to $41.3 million in fiscal 2006.
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
     As of March 31, 2006, we had cash and cash equivalents of $292.8 million, rupee denominated loans from the Satyam Associate Trust of $1.3 million secured by our shares held by the Satyam Associate Trust, U.S. dollar denominated loans of Nipuna amounting to $16.1 million and other outstanding loans of $7.0 million with maturities ranging from one to three years. As of March 31, 2006, we had an unused working capital line of credit of $7.7 million from banks and unused non-funded lines of credit of $4.4 million from banks.
     The following table describes our outstanding credit facilities as of March 31, 2006

		Amount	Interest	Computation
Loan Type	Lenders	outstanding	(per annum)	method
	(dollars in millions)
Rupee loan of Satyam Associates Trust	Cholamandalam	$ 1.3	10.25%	Fixed
Working capital term loan	BNP Paribas	5.6	6 month LIBOR +0.95%	Floating
External commercial borrowing	BNP Paribas	10.5	6 month LIBOR +0.95%	Floating
Export packing credit	BNP Paribas	4.1	6 month LIBOR +0.25%	Floating
Other loans	Various other parties	2.9	3.0%-14.5%	Fixed

Total		$ 24.4

     We anticipate capital expenditures of approximately $75.0 million in fiscal 2007, principally to finance construction of new facilities in our offshore centers, expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.
     We have guaranteed payment of all sums payable by Nipuna to its two strategic investors, Olympus Capital and Intel Capital, upon redemption of the $20 million preference shares in Nipuna held by them. These preference shares are to be mandatorily redeemed or converted into equity shares no later than June 2006, if Nipuna achieves certain targets for revenues and profits by March 31, 2006. If these targeted revenues and profits are not achieved along with other triggering events, the investors have an option to either redeem the preference shares or convert them. Although certain triggering events for early redemption as per the agreement have occurred during the period January 2004 to December 2004, the investors waived their right of early redemption. Further Nipuna has not achieved the targeted revenues and profits upto March 2006. If not earlier converted, these preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% to 13.5% per annum.
     In addition, depending upon certain triggering events, we may be required to subscribe to US$20 million in convertible debentures of Nipuna which would be convertible upon the election of Nipuna into ordinary shares at any time. On January 6, 2005, Nipuna obtained approval from a bank for long-term borrowings up to US$20 million with an interest of 0.95% above a six-month LIBOR. Satyam Computer Services has given a corporate guarantee to the bank for this borrowing. As per the terms of the facility, Nipuna was required to draw the funds prior to September 30, 2005 and Nipuna has got a further extension upto June 30, 2006. The borrowing is repayable in 3 years from each draw down of the borrowing. As of March 31, 2006, Nipuna has availed $16.1 million under the above arrangement. We expect that we will not be required to subscribe to the convertible debenture described above
     The following table sets forth our contractual obligations and commitments to make future payments as of March 31, 2006. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations. We believe that the conversion of the Nipuna preference shares is more probable than redemption and therefore have not included such redemption and the redemption premium payable, if redeemed as per the terms of the agreement, in the following table.

	Payments due as at March 31, 2006,
	Within 1	1-3	3-5	After 5
	year	years	years	years	Total
	(dollars in millions)
Long-term debt	$2.4	$1.8	$16.1	—	$20.3
Operating leases	4.1	3.0	0.6	$0.4	8.1
Unconditional purchase obligations:
Other commercial commitments	26.7	—	—	—	26.7
Bank guarantees	3.7	2.9	0.4	6.4	13.4
Letters of credit	—	—	—	—	—
Gratuity Plan	1.5	3.7	5.6	13.0	23.8
Citisoft deferred and earn-out consideration and EBT funding (1)	8.5	15.0	—	—	23.5
Knowledge Dynamics deferred and earn-out consideration (2)	1.1	2.7	—	—	3.8

Total contractual cash obligations	$48.0	$29.1	$22.7	$19.8	$119.6

(1)	The earn-out consideration and the further funding of EBT are based on fulfillment of certain conditions.

(2)	Earn-out consideration of Knowledge Dynamics is based on certain conditions.
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
     ASOP
     We account for the ASOP as a fixed plan in accordance with Accounting Principles Board, or APB, Opinion No. 25. Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be recognized as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in fiscal 2006 and 2005, we recognized deferred stock-based compensation of $0.4 million and $2.2 million, and amortized and charged to earnings $0.4 million, $1.9 million during the same periods, respectively.
     ASOP B
     The ASOP B is substantially similar to the ASOP and is administered by the compensation committee of our board of directors. The SEBI guidelines define the exercise price as the price payable by the employee for exercising the option granted to him in pursuance of the stock option plan. In determining the exercise price, we opted for the higher of (a) the closing price of the shares on the date of the meeting of the compensation committee convened to grant the stock options, on the stock exchange where highest volumes are traded, or (b) the average of the two weeks high and low price of the share preceding the date of grant of option on the stock exchange on which the shares of the company are listed. Under U.S. GAAP, in fiscal 2006 and 2005, we recognized deferred stock-based compensation of $0.5 million and $(28) thousand and amortized and charged to earnings $0.4 million and $(27) thousand during the same periods, respectively.
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
The revised FAS 123R as issued by FASB will have a significant impact on our consolidated statement of income as Satyam Computer Services, our subsidiaries and our associated companies will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R is applicable to Satyam for annual periods beginning after June 15, 2005. Management estimates the likely impact of SFAS 123R to be similar to the amounts disclosed as pro forma disclosures in accordance with SFAS 123.
     In May 2005, FASB Issued FAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB No. 20 and FAS No. 3”. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. FAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by FAS 154. FAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material impact on Satyam’s consolidated financial statements.
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
     Impairment of Goodwill
     We assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:
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
     When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.
     Effective April 1, 2002, we adopted SFAS 142 which requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. We are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. We performed an initial impairment review of goodwill on the adoption of SFAS 142 and also carried out an annual impairment review in 2006. Based on these tests there is no impairment of goodwill during the year ended March 31, 2006.
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
Exchange Rates
     The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	Month end	Average	High	Low
	(Rupees)
April-04	44.52	43.89	44.52	43.40
May-04	45.42	45.18	45.57	44.55
June-04	45.99	45.50	46.21	44.94
July-04	46.40	46.06	46.45	45.66
August-04	46.35	46.32	46.40	46.21
September-04	45.91	46.05	46.35	45.81
October-04	45.30	45.74	45.87	45.30
November-04	44.47	45.03	45.40	44.47
December-04	43.27	43.85	44.52	43.27
January-05	43.60	43.62	43.82	43.35
February-05	43.57	43.58	43.73	43.28
March-05	43.62	43.59	43.70	43.44
April-05	43.48	43.64	43.72	43.48
May-05	43.62	43.41	43.62	43.21
June-05	43.51	43.52	43.71	43.44
July-05	43.40	43.43	43.59	43.05
August-05	44.00	43.55	44.00	43.36
September-05	43.94	43.85	43.98	43.75
October-05	45.09	44.76	45.11	44.00
November-05	45.87	45.63	45.87	45.02
December-05	44.95	45.56	46.26	44.94
January-06	43.96	44.20	44.92	43.89
February-06	44.21	44.23	44.54	44.10
March-06	44.48	44.34	44.58	44.09

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
     We enter into foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S. dollars. We enter into foreign exchange forward and options contracts where the counter party is generally a bank. We consider the risks of non-performance by the counter party as non-material. These contracts mature between one and nine months. These contracts do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings.
     The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

	As at March 31,
	2006	2005	2004
	Amount	Amount	Amount
	(dollars in millions)
Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	$79.0	$160.0	$44.5
Options contracts	137.0	141.5	—

Total	$216.0	$301.5	$44.5

Gains/(loss) on outstanding contracts:
Forward contracts	$0.4	$1.0	$0.4
Options contracts	(1.8)	0.1	—

Total	$(1.4)	$1.1	$0.4

     The outstanding foreign exchange forward and options contracts as of March 31, 2006 mature between one to eleven months.
     Gains/(losses) on foreign exchange forward and options contracts included under the head other income/(expense) in the statement of income are as stated below:

	Year ended March 31,
	2006	2005	2004
	Amount	Amount	Amount
	(dollars in millions)
Forward contracts	$0.8	$(0.5)	$2.4
Options contracts	(1.6)	0.2	—

Total	(0.8)	$0.3	$2.4

Off-Balance Sheet Arrangements
     We currently do not engage in any off-balance sheet arrangements.

Foreign Currency Transactions/ Translation
     During the fiscal 2006, 2005 and 2004, 77.6%, 81.8% and 84.5%, respectively, of our total revenues were generated in U.S. dollars. A significant amount of our expenses were incurred in Indian rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, U.S. dollar, Pound Sterling, Singapore Dollar and Renminbi are the functional currencies of our foreign subsidiaries located in the United States, United Kingdom, Singapore and China respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders’ equity.
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
     The average exchange rate of rupee to U.S. dollar in fiscal 2006 was Rs. 44.18 against Rs. 44.85 in fiscal 2005. As at March 31, 2006, the rupee depreciated to Rs. 44.48 against Rs. 43.62 as at March 31, 2005. As at March 31, 2005, the rupee depreciated to Rs. 43.62 against Rs.43.40 as at March 31, 2004. As a result, gain on foreign exchange transactions was $0.3 million in fiscal 2006 as compared to a loss of $4.6 million in fiscal 2005.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
The following table sets forth the name, age, and position of each of our directors and key management personnel of Satyam, as of March 31, 2006:
Directors

Name	Age	Position
B. Ramalinga Raju	50	Chairman
B. Rama Raju	46	Managing Director and Chief Executive Officer(3)
V.P. Rama Rao	72	Director(1),(2),(3)
Dr. Mangalam Srinivasan	67	Director(1),(2)
Krishna G. Palepu	51	Director
Vinod K. Dham	55	Director(2)
M.Rammohan Rao	64	Director(1), (2)
Key Management Personnel (4)

Name	Age	Position
Anand T. R	50	Director and Senior Vice President, Vertical Business Unit — TIMES
Jayaraman G	50	Sr. Vice President, Corporate Governance and Company Secretary
Joseph Abraham	53	Director and Senior Vice President, Vertical Business Unit — Retail
Keshab Panda	47	Director and Senior Vice President, Regional Business Unit, Europe
Manish Sukhlal Mehta	49	Director and Senior Vice President, Horizontal Competency Unit — SAP, Engineering and Spatial Services
Mohan Eddy F.S	55	Director, Internal Information Systems and Platinum Processes Group
Murty A.S	47	Director and Senior Vice President, Leadership Development Group
Prabhat G.B	40	Director, Horizontal Business Unit — Business Solution
Ram Mynampati	48	President, Commercial and Healthcare Businesses
Ravi Shanker Bommakanti	47	Director and Senior Vice President — Vertical Business Unit — Insurance
Shailesh Shah	45	Director and Senior Vice President — Corporate Strategy Group
Srinivas V	45	Director, Senior Vice President and Chief Financial Officer
Subramanian D	46	Director and Senior Vice President — Vertical Business Unit — Manufacturing, Energy, Oil and Gas and Utilities
Vijay Prasad Boddupalli	54	Director and Senior Vice President — Horizontal Competency Unit — Enterprise Applications and Business Intelligence Solutions
Virender Aggarwal	45	Director and Senior Vice President — Regional Business Unit-India, Middle, Africa & Asia Pacific
V Murali	41	Director and Senior Vice President – Commercial and Contract Management

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Investors Grievance Committee

(4)	Directors listed under key management personnel are directors of business/support units and not members of our board of directors.
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
     V. P. Rama Rao was appointed to our board of directors in July 1991 as an independent director. Before joining our company, he was with the Indian Government’s Administrative Service and was the Chief Secretary to the government of Andhra Pradesh. He was closely involved with the industrial development of Andhra Pradesh for over two decades. He also worked as the Chief of Industrial Infrastructure Corporation. Mr. Rama Rao holds a Post-Graduate degree in Arts, a Bachelor degree in Civil Law and a Post-Graduate diploma in Technical Science and Industrial Administration, from Manchester University, England. Mr. Rama Rao also sits on the board of directors of VBC Ferro Alloys Limited, NCC Finance Limited and Konaseema EPS Oakwell Power Limited.
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
     Professor Krishna G. Palepu was appointed to our board of directors on January 23, 2003 as an independent director. Professor Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School, where he also holds the title of Senior Associate Dean, Director of Research. Professor Palepu joined the Harvard Business School faculty in 1983. He graduated with a Masters degree in Physics from Andhra University and holds a Master of Business Administration degree from the Indian Institute of Management, and a Ph.D. from the Massachusetts Institute of Technology. Professor Palepu serves as consultant to a wide variety of businesses, and is on the boards of Dr. Reddy’s Laboratories Limited in India and Brooks Automation.
     Vinod K. Dham was appointed to our board of directors on January 23, 2003 as an independent director. Mr. Dham is Vice President and General Manager, Carrier Access Business Unit, of Broadcom Corporation. Prior to this, he was the Chairman, President and Chief Executive Officer of Silicon Spice Inc., which was acquired by Broadcom Corporation. Mr. Dham obtained his Bachelor’s degree in Electrical Engineering (electronics) from the University of Delhi and received his Master degree in Electrical Engineering (solid state) from the University of Cincinnati. He held the positions of Vice President of Intel Corporation’s Microprocessor Products Group and General Manager of the Pentium Processor Division. Mr. Dham is also a director of NewPath Ventures LLC, Hellosoft Inc., Sasken Communication Technologies Limited, Nevis Networks Inc., Telsima Inc, Insilica and Montalvo Systems.
     M Rammohan Rao, Dean, Indian School of Business was appointed to our board of directors on July 29, 2005 as an independent director. Mr. Rao is recognized internationally for his research and teaching capabilities. As a Research Fellow, Mr. Rao was associated with the International Institute of Management, Science Center, Berlin, Germany, and the International Center for Management Sciences, Center for Operations Research and Econometrics, University Catholique de Louvain, Belgium. He has also conducted research at the Operations Research Group, United States Steel Corporation, Applied Research Laboratory, Monroeville, Pennsylvania. Mr. Rao has a PhD in

Industrial Administration from the Graduate School of Industrial Administration, Carnegie-Mellon University, Pittsburgh, Pennsylvania, USA. He has completed two Masters Degrees - Master of Science in Industrial Administration, Carnegie-Mellon University, Pittsburgh, Pennsylvania, and Master of Engineering (Industrial), Cornell University, New York. Mr. Rao has won several prestigious awards conferred on him by leading institutions across the world. Mr. Rao also sits on the Boards of Krishna Fabrications Pvt. Ltd., MosChip Semiconductor Technology Ltd. and APIDC Venture Capital.
     Anand T.R. has been our Director and Senior Vice President of the Telecom, Infrastructure, Media & Entertainment, and Semiconductors (TIMES) business unit since April 2004. Prior to this, he was the Chief Operating Officer of the Telecom Business Unit. During 2001 — 2002 he was the chairperson of Satyam, Japan. Prior to joining our company, he was the Country General Manager - e-Business and Cross Industry Solutions at IBM Global Services, India. He started his career at Tata Consultancy Services and later worked at the Groupe Bull subsidiary in India for eleven years. Mr. Anand holds a bachelor degree in electronics engineering from the University Visvesvaraya College of Engineering, Bangalore, and a post- graduate diploma in Business Management (with specialization in Information Systems) from the Indian Institute of Management, Ahmedabad.
     Jayaraman G. has been our Sr.Vice President, Corporate Governance and Company Secretary since April 2005. From March 2000 to September 2000 he was Assistant Vice President and Company Secretary and from October 2000 to April 2005 he was Vice President – Corporate Affairs and Company Secretary. Prior to joining our company, he was with Samrat Spinner Limited as Director (Finance) and Company Secretary. Mr. Jayaraman holds a Bachelor of Science degree from University of Madras, is a fellow member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India. He is also an associate member of the Institute of Company Secretaries of India.
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
     Keshab Panda has been our Director and Senior Vice President — Head of Satyam Europe Operations since April 2004. He is also the Chief Executive Officer of Satyam Technologies Inc, a wholly owned subsidiary of Satyam and additionally manages multiple strategic relationships with our key customers as well. Prior to this, as a veteran of the Indian Space Research Organization (ISRO) Satellite Centre, he played an important role with the design of India’s indigenous communications satellite, INSAT II Satellite and the Defence Research Development Organization (DRDO) in various capacities. He is also a director of Satyam Technologies, Inc.
     Manish Sukhlal Mehta has been our Director and Senior Vice President — Horizontal Competency Unit — SAP, Engineering & Spatial Services, since April 2004. Prior to his current role, he was responsible for building our automotive practice. Mr. Mehta also played a key role in establishing the Manufacturing Business Unit in Satyam. He also established a Strategic Business Unit for Banking & Finance and managed it successfully as a profit center. Prior to joining our company, Mr. Mehta was heading the business operations of Datamatics in Chennai. He began his career with Tata Consultancy Services Limited, where he served for 15 years in various positions. Mr. Mehta holds a Masters in Science (Hons.) — Chemistry, and a Masters in Engineering — Industrial Development from the Birla Institute of Technology & Science (BITS), Pilani. He is also a director of Satyam Computer Services (Shanghai) Co. Limited.
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
     Ram Mynampati has been our President, Commercial and Healthcare Businesses since October 2002. He was our Executive Vice President and Chief Operating Officer, Vertical Business Unit — Insurance, Banking and Financial Services, Healthcare since November 2000 and Executive Vice President, Strategic Business Units 1, 2 and 4 in 1999. He also provides executive leadership to our customer relationship with General Electric and oversees our industry groups which service the U.S. Government. Prior to joining Satyam, Mr. Mynampati has held key positions in large, multinational organizations, such as UNISYS and Southern California Gas Company. Mr. Mynampati holds a Master of Computer Science degree from California State University. He is the Chairman of Citisoft Plc. and Satyam Technologies, Inc. and also a director of Satyam Venture Engineering Services Pvt. Ltd.
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
     Shailesh Shah has been our Director and Senior Vice President — Corporate Strategy since September, 2004. Mr. Shah’s last employment was with Watson Wyatt (India), as its Managing Director. Spanning his 20 year career, Mr. Shah has worked with organizations like Price Waterhouse, The Strategy Consulting Group and the Hay Group. Mr. Shah holds a Bachelors degree in Mechanical Engineering from Bangalore University, a Masters in Science Industrial Engineering & Operations Research from Syracuse University and a Master of Business Administration degree from Drexel University, United States. He is also a director of Citisoft Plc.
     Srinivas V. has been our Director, Senior Vice President and Chief Financial Officer since October 2002. He was our Senior Vice President and Chief Financial Officer since November 2000 and as Vice President and Chief Financial Officer from 1998. Mr. Srinivas is a fellow member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. He is also an associate member of the Institute of Cost and Works Accountants of India. In addition, he holds a Bachelor of Law degree and a Master of Commerce degree from Osmania University, Hyderabad. He is also a director of Nipuna and Satyam Computer Services (Shanghai) Co. Limited..
     Subramanian D. has been our Director since October 2002. He is also Director and Senior Vice President — Manufacturing, Automotive, Energy, Oil and Gas and Utilities since April 2004. He was Senior Vice President — SAP — Manufacturing and Engineering practices since October 2002 and Vice President — SAP since joining our company in 1999. Mr. Subramanian graduated with a Master of Business Administration degree from Annamalai University, Tamil Nadu and is an associate member of the Institute of Cost and Works Accountants of India. He is also a director of CA Satyam ASP Pvt Ltd.
     Vijay Prasad Boddupalli has been our Director and Senior Vice President — EABIS (Enterprise Applications and Business Intelligence Solutions) business unit since April 2004. Prior to joining our company in 1996 Mr. Boddupalli worked in the United States and Australia. He started his career with Tata Consulting Services Limited, during which time he worked with American Express in the United Kingdom, Slavenburg’s bank in the Netherlands, New Zealand Post Office in New Zealand. Mr. Boddupalli has a Bachelor degree of Technology in Electronics & Communications Engineering, from Regional Engineering College, Warangal and a Masters degree of Technology in Computer Science from Indian Institute of Technology, Bombay. He is also a director of CA Satyam ASP Pvt Ltd and Knowledge Dynamics Pvt. Ltd.

Virender Aggarwal is our Director and Senior Vice President — APAC-MEIA territories (Asia Pacific, Middle East, India and Africa) since April, 2004. He is responsible for management of business and delivery operations, which include the development centers across China, Australia, Malaysia, Singapore, Middle East and Japan. Prior to joining Satyam, Mr. Aggarwal was the head of a large Indian Software and Training Company operating out of Singapore. Mr. Aggarwal has completed his Masters in Management from BITS, Pilani and has more than 18 years’ experience, including eight years in general management positions. Mr. Aggarwal’s other assignments included working for management consultancy firm — AF Ferguson and Co in India, and various positions of responsibility in other organizations in the field of IT consulting. He is also a director of Satyam Computer Services (Shanghai) Co. Limited and Knowledge Dynamics Pvt. Ltd.
V Murali is our Director and Senior Vice President — Commercial and Contract Management. He is responsible for creating and maintaining world-class facilities both in terms of physical and IT infrastructure that meets the growing demand of Satyam’s global operations. Mr.Murali joined Satyam in May 1998 as Head of Finance for one of the then Subsidiary companies of Satyam, and moved to Satyam Computer Services Limited in 2000. Mr.Murali has a total experience of 20 years in the industry handled various roles and responsibilities during his tenure. Mr.Murali is also Director of Satyam Venture Engineering Services Private Limited and CA Satyam ASP Pvt. Ltd. He is a member of Infrastructure Panel constituted by Confederation of Indian Industry’s A.P. Council. Mr. Murali is a Chartered Accountant, Cost and Works Accountant and Company Secretary and holds a Post Graduate Diploma in Business Management.
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
     The following table sets forth all compensation awarded to, earned by or paid to Mr. B. Rama Raju, our managing director and chief executive officer, during fiscal 2006 for services rendered in all capacities to us. Mr. Raju was appointed as managing director and chief executive officer of our company in 1991. With the exception of four executive officers who are serving overseas, none of our other executive officers earned a combined salary and bonus in excess of $100,000 during any of the last three fiscal years. With respect to the four key managerial personnel, we have not provided individual compensation information because their compensation is attributed predominantly to their overseas assignments, and if they were based in India, their individual compensation would not have exceeded $100,000. In addition, none of our non-executive officers received compensation from us of greater than $100,000 during fiscal 2006, other than Mr. Krishna G Palepu who received payments towards professional fees by us of $155,000 during fiscal 2006.The total remuneration received by our executive officers and directors for their services to us for the fiscal year ended March 31, 2006 was $4.3 million. The total remuneration and the amounts in the following table are in dollars based on the noon buying rate of Rs. 44.48 per dollar on March 31, 2006.
Annual Compensation

Name and Principal Position	Salary	Bonus	Others (1)
B. Rama Raju, Managing Director and Chief Executive Officer	$83,849	—	$9,856

(1)	Includes membership fees and housing allowance.
Option Grants
During the fiscal year ended March 31, 2006, we granted options to our key managerial personnel to purchase 326,541 shares under our ASOP B plan and 103,340 ADSs under our ASOP ADS plan. The expiration dates for these options granted under ASOP B and ASOP ADS ranged from April 23, 2010 to April 01, 2013. The exercise prices for the options granted under ASOP B, ranged from Rs512.10 to Rs. 587.45 and the exercise price for the options granted under ASOP ADS was $22.52 to $31.60.
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
ASOP
     The aspects of the ASOP differ significantly from typical U.S. stock option plans. We established a controlled associate welfare trust called the Satyam Associate Trust to administer the ASOP and issued warrants to purchase 13.0 million equity shares of Satyam. To give our associates the benefit of our stock split in September 1999, the Trust exercised its warrants to acquire our shares before the split using the proceeds from bank loans. The Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for issuance by the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, employees have 30 days in which to exercise their warrants. Each warrant issued by the Trust currently entitles the associate holding the warrant to purchase 10 equity shares of our company at a price of Rs.450 ($10.4), plus an interest component associated with the loan the Trust assumed, for the conversion of the warrants it held. The interest component is computed based on a fixed vesting period and a fixed interest rate. This exercise price has been substantially below the market price of our shares at the time the warrants have been granted by the Trust. Neither we nor the Trust may increase the exercise price of the warrants. As of March 31, 2006, warrants (net of forfeited and cancelled) to purchase 11,849,860 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 11,796,560 equity shares have been exercised.
ASOP B
     The ASOP B is substantially similar to the ASOP and is administered by a committee of our board of directors. The SEBI guidelines define the exercise price as the price payable by the employee for exercising the option granted to him in pursuance of the stock option plan. In determining the exercise price, we opted for the higher of the following: (a) the closing price of the shares on the date of the meeting of the Compensation Committee convened to grant the stock options, on the stock exchange where highest volumes are traded; or (b) the average of the two weeks high and low price of the share preceding the date of grant of option on the stock exchange on which the shares of the company are listed. As of March 31, 2006, options (net of forfeited and cancelled) to purchase 31,381,633 equity shares have been granted to associates under this plan and warrants to purchase 8,578,939 equity shares have been exercised.
ASOP ADS
     Under ASOP ADS, we periodically issue grants to eligible associates to purchase ADSs. The warrants issued under ASOP ADS can be granted at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant. As of March 31, 2006, warrants (net of forfeited and cancelled) for 1,660,971 ADSs representing 3,321,942 equity shares have been granted to associates under the ASOP ADS, and warrants to purchase 665,300 ADSs representing 1,330,600 equity shares have been exercised.
     In October 2005, our compensation committee approved amendments to our associate stock option plans (ASOP B and ASOP ADS) to allow for continuation of vesting of options upon retirement and accelerated vesting upon death. These amendments are applicable retrospectively for ASOP-B and prospectively for ASOP-ADS. Refer to Exhibits 4.2 and 4.3 to this Annual Report for a copy of the amended and restated plans.
Nipuna ESOP
     Under the Nipuna ESOP options are granted at fair value to associates as determined by an independent valuer as of the date of grant. The options granted under the Nipuna ESOP vest in three equal tranches at the end of the second, third and fourth year from the date of grant. As of March 31, 2006, options (net of forfeited and cancelled) for 1,215,506 equity shares have been granted to associates under the Nipuna ESOP, and no options to purchase equity shares have been exercised.
Board Practices
Board Composition
     Our Articles of Association set the minimum number of directors at three and the maximum number of directors at 12. We currently have seven directors. The Companies Act and our Articles of Association require the following:
▪	at least two-thirds of our directors shall be subject to retirement; and

▪	in any given year, at least one-third of these directors who are subject to retirement shall retire and be eligible for re-election at the annual meeting of our shareholders.
     B. Ramalinga Raju and B. Rama Raju are permanent directors and are not subject to retirement by rotation. Dr. Managalam Srinivasan, Krishna G. Palepu, Vinod K. Dham, V.P. Rama Rao and M Rammohan Rao are the directors who are scheduled to retire by rotation.
Board Committees
     The audit committee of board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to the independent registered public accounting firm, the adequacy and effectiveness of the accounting and financial controls of our company and our accounting practices. The members of the audit committee are V.P. Rama Rao, Dr. Mangalam Srinivasan and M Rammohan Rao each of whom is an independent director.
     The compensation committee of the board of directors determines the salaries and benefits for our executive directors and the stock options for all associates. The members of the compensation committee are V.P. Rama Rao, Dr. Mangalam Srinivasan, Vinod K Dham and M. Rammohan Rao each of whom is an independent director.
     The investors’ grievance committee of the board of directors formed in January 2001 focuses on strengthening investor relations and addressing investors’ concerns. The members of the committee are V.P. Rama Rao, who is an independent director, and B. Rama Raju, Managing Director and CEO.
Director Compensation
     Our Articles of Association provides that each of our directors shall receive a sitting fee not exceeding the maximum amount allowed under the Companies Act. Currently, our directors receive Rs.10,000 for every board or committee meeting. In addition, Independent directors receive compensation by way of commission for their service on our board of directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings. In addition, special remuneration was paid to Mr.Krishna G Palepu for his professional services in his capacity as a non-executive director of our company in the amount of $155,000 in fiscal 2006.

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
Employees
     For a description of our employees, see “Item 4. Information on the Company – Employees.”
Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2006 by each of our directors and our chief executive officer and all of our directors and executive officers as a group. The table gives effect to equity shares issuable within 60 days of March 31, 2006 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

	Equity Shares
	Beneficially Owned
Beneficial Owner	Number		Percent
B. Rama Raju	14,593,000	(1)	4.49
B. Ramalinga Raju	13,272,000	(2)	4.09
V.P. Rama Rao	—		—
Dr. Mangalam Srinivasan	—		—
Krishna G. Palepu	—		—
Vinod K Dham	—		—
M Rammohan Rao	—		—
All directors and executive officers as a group	28,593,231		8.88

(1)	Includes 3,874,000 equity shares held by B. Rama Raju’s wife, B. Radha Raju. B. Rama Raju disclaims beneficial ownership of any equity shares held by B. Radha Raju.

(2)	Includes 4,047,000 equity shares held by B. Ramalinga Raju’s wife, B. Nandini Raju. B. Ramalinga Raju disclaims beneficial ownership of any equity shares held by B. Nandini Raju.
     Other than B. Rama Raju and B Ramalinga Raju, none of our directors or executive officers beneficially owned more than 1% of our equity shares as of March 31, 2006.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Share Ownership
     No person or group of affiliated persons who is known to us to beneficially own 5% or more of our equity shares as of March 31, 2006.
     As of March 31, 2006, 575,231 of our equity shares, representing 0.18% of our outstanding shares, were held by a total of 243 holders of record with addresses in the United States. As of March 31, 2006, we have issued 32,340,300 ADSs (representing 64,680,600 equity shares) and which represent 19.9% of our outstanding equity shares and which are held by approximately 13 beneficial holders.
Related Party Transactions
     In October, 1999, we entered into a joint venture with Venture Global Engineering LLC, USA. The joint venture company, called Satyam Venture Engineering Services Private Limited or Satyam Venture, formed in January 2000, provides engineering services and computer services to the automotive industry. We hold a 50% stake in the joint venture company. For fiscal 2006, 2005 and fiscal 2004, we provided infrastructure and other services to Satyam Venture, which amounted to $0.5 million, $0.3 million and $1.2 million respectively. For fiscal 2006, 2005 and fiscal 2004, we received services from Satyam Venture, which amounted to $8.6 million, $7.1 million and $5.4 million respectively. As of March 31, 2006 and 2005, we owe $1.8 million and $3.1 million to Satyam Venture.
     During fiscal 2006 and 2005, Sify rendered services to us aggregating to $2.9 million and $1.4 million, on terms which were no less favorable to us than could have been obtained from independent third parties. During fiscal 2006, Satyam sold its entire 31.61% stake in Sify
ITEM 8. FINANCIAL INFORMATION
Financial Statements
     We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal 2006.
Legal Proceedings
     As of the date of this document, we are not a party to any legal proceedings that could reasonably be expected to seriously harm our company.
     Satyam Computer Services had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between Satyam Computer Services and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”). The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of Satyam Computer Services. Satyam Computer Services has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois. See note 23 to our fiscal 2006 financial statements included in this Annual Report.
Dividends
     Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended, by the board of directors. However, approval of shareholders is not required for distribution of Interim dividend. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. We paid out dividends of Rs1,820.5 million ($ 41.3 million), Rs. 1,722.7 million ($37.6 million) and Rs. 1,207.0 million ($26.2 million) in fiscal 2006, fiscal 2005 and fiscal 2004 respectively. These dividends include interim dividends for the current fiscal year and dividends paid with respect to previous fiscal year. Under Indian law, dividends are declared with respect to the shares outstanding during the prior fiscal year and are paid in the subsequent fiscal year after approval by shareholders in the Annual General Meeting. The dividend is paid on the outstanding shares as at the end of fiscal year and is prorated for shares issued during the fiscal year to take into account the amount of time such shares have been issued. Although, we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased.
     Owners of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the depositary in rupees and, will generally be converted by the depositary into U.S. dollars and distributed, net of depositary fees and expenses, to the holders of such ADSs.
ITEM 9. THE OFFER AND LISTING
Trading Markets
     Our equity shares are traded in India on Bombay Stock Exchange Limited and the National Stock Exchange. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the New York Stock Exchange. Each ADS represents two equity shares. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a Deposit Agreement.
     The number of our outstanding equity shares (including the underlying shares for ADSs) as of

March, 31, 2006 was 324,449,539. As of March 31, 2006, there were 32,340,300 ADSs outstanding (representing 64,680,600 equity shares).
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
Annual high and low market prices

	Rupee price per		U.S. dollar price
	equity share(1)		per equity share
Fiscal year ended March 31,(2)	High	Low	High	Low
2002	331.15	111.00	6.78	2.27
2003	291.85	175.10	6.14	3.68
2004	391.00	127.30	9.01	2.93
2005	442.00	250.00	10.10	5.70
2006	862.00	364.40	19.38	8.38
2007(though April 21, 2006)	890.00	755.10	20.01	16.98
Fiscal 2005:
First Quarter	338.00	250.00	7.35	5.44
Second Quarter	394.00	293.55	8.58	6.39
Third Quarter	442.00	352.60	10.21	8.15
Fourth Quarter	424.30	335.00	9.73	7.68
Fiscal 2006:
First Quarter	517.45	364.40	11.89	8.38
Second Quarter	566.00	474.40	12.88	10.80
Third Quarter	741.00	543.00	16.48	12.08
Fourth Quarter	862.00	713.00	19.38	16.03
Fiscal 2007:
First Quarter (Through April 21, 2006)
Monthly prices:
October 2005	616.35	543.00	13.67	12.04
November 2005	679.05	604.00	14.80	13.17
December 2005	741.00	649.05	16.48	14.44
January 2006	775.00	713.00	17.63	16.22
February 2006	790.00	719.75	17.87	16.28
March 2006	862.00	764.10	19.38	17.18
April 2006(Though April 21, 2006)	890.00	755.10	20.01	16.98

(1)	Data derived from the BSE website. The prices and volumes quoted on the NSE may be different.

(2)	Our ADSs commenced trading on the New York Stock Exchange on May 15, 2001, at an initial offering price of $9.71 per ADS. The tables below set forth, for the periods indicated, high and low trading prices for our ADS.

	Price per ADS
	High	Low
Fiscal
2002 (since May 15, 2001)	$14.74	$5.05
2003	13.50	7.93
2004	35.35	7.25
2005	28.50	16.00
2006	24.23	21.00
2007 (through April 21, 2006)	44.50	35.47
Fiscal 2005
First Quarter	23.96	16.00
Second Quarter	24.85	17.06
Third Quarter	28.50	23.06
Fourth Quarter	26.25	20.75
Fiscal 2006
First Quarter	26.77	21.00
Second Quarter	30.61	25.75
Third Quarter	37.44	28.25
Fourth Quarter	43.90	36.60
Monthly prices
September 2005	30.59	27.55
October 2005	34.75	28.25
November 2005	36.55	34.19
December 2005	37.44	33.00
January 2006	40.40	36.60
February 2006	42.07	37.00
March 2006	43.90	37.62
April 2006(through April 21,2006)	44.50	35.47

ITEM 10. ADDITIONAL INFORMATION
Corporate Governance
     We are subject to the NYSE listing standards, although, because we are a foreign private issuer, those standards are considerably different from those applied to U.S. companies. Under the NYSE rules, we need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by its chief executive officer of any material non-compliance with any corporate governance rules; (iii) provide periodic written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies.
     The following table compares our principal corporate governance practices to those required of U.S. companies.

Standard for U.S. Listed	Satyam Computer Services
Companies	Limited’s Practice
Director Independence

• A majority of the board must consist of independent directors.	• Four of our seven directors, namely Mr. VP Rama Rao, Dr. Mangalam Srinivasan, Mr. Vinod K Dham and Mr. M Rammohan Rao, are independent within the meaning of the NYSE standards.

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
However, at our April 21, 2006 meeting of our Board of Directors, our directors have proposed that Mr. Ram Mynampati, one of our key management personnel, to be nominated to the board of directors, subject to shareholder approval at the forthcoming annual general meeting. Mr. Ram Mynampati would not qualify as an independent director as he is an employee of our Company. If this appointment is approved, our Board will comprise eight directors, four of them will be independent and four will be non-independent. This 50:50 split is permitted under corporate governance in India.

• The non-management directors of each company must meet at regularly scheduled executive sessions without management.	• Our non-management directors do not meet periodically without management directors.

Audit Committee

•     Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation and oversight of the independent auditor; (iii) adopt procedures for the receipt and treatment of complaints with respect to accounting
• We have an audit committee which meets all of the requirements of Rule 10A-3.

Standard for U.S. Listed	Satyam Computer Services
Companies	Limited’s Practice
       and auditing issues; (iv) be authorized to engage independent counsel and other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.

• The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE.	• Our audit committee consists of three members and all the members are independent under the NYSE’s rules.

• The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	• Our audit committee has a charter outlining the committee’s purpose and responsibilities.

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

Standard for U.S. Listed	Satyam Computer Services
Companies	Limited’s Practice
• Each listed company must have disclosed whether their board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.
•     We do not have an individual serving on its audit committee as an “Audit Committee Financial Expert,” as defined in applicable rules of the Securities and Exchange Commission. This is because our board of directors has determined that no individual audit committee member possesses all of the attributes required by the definition of “Audit Committee Financial Expert.”

• Each listed company must have an internal audit function.	• We have a separate department for its internal audit function.

Compensation Committee

• Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	• Our compensation committee has four members, each of whom is independent within the meaning of the NYSE standards.

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

•     Our compensation committee reviews among other things our general compensation structure, and reviews and recommends the compensation and benefits of directors and the chief executive officer, subject to ratification by the Board of Directors.

Nominating/Corporate Governance Committee

• Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	• We do not have a nominating/corporate governance committee.

The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying qualified individuals to become board member; (ii) selecting, or recommending that the board select, the

Standard for U.S. Listed	Satyam Computer Services
Companies	Limited’s Practice
       director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

Equity-Compensation Plans

• Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	• The Company is in compliance with this requirement.

Corporate Governance Guidelines

• Listed companies must adopt and disclose corporate governance guidelines.
•     We are is fully compliant with Clause 49 of the listing agreement of Indian Stock Exchanges, with regard to corporate governance guidelines. We publish a report on corporate governance in annual report which is distributed to ourdomestic shareholders and ADS holders annually.

Code of Business Conduct and Ethics

•     All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
• We have adopted a Code of Business Conduct and Ethics Policy, which is available at www.satyam.com.
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
Objects and Purposes
     Under our Memorandum of Association, the main objectives of our company include, but are not limited to:

▪	manufacturing and selling computer systems, peripherals, accessories, consumables and other computer products;

▪	designing and developing computer systems and applications software for our own use and for sale and designing and developing systems and applications software for or on behalf of manufacturers, owners and users of computer systems and digital or electronic equipment; and

▪	providing electronic data processing centers, word processing, software consultancy, system studies, management consultancy, feasibility studies and computer training.
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

Dividends
     We paid out dividends of Rs$41.3 million ($1,820.5) Rs. 1,722.7 million ($37.6 million) and Rs. 1,207.0 million ($26.2 million) in fiscal 2006, fiscal 2005 and fiscal 2004 respectively.
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
     Under the Indian Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend and/or interim dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend and/or interim dividend greater than 10.0% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend and/or interim dividend may be declared for such year out of the accumulated profits, subject to the following conditions:
▪	the rate of dividend to be declared may not exceed 10.0% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

▪	the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10.0% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

▪	the balance of reserves after withdrawals shall not fall below 5.0% of its paid up capital.
     For additional information regarding dividends, please see “Item 8. Financial Information”
Bonus Shares
     In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares, which are similar to a stock dividend. The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board. Shareholders of record on a fixed record date are entitled to receive such bonus shares. The last bonus share issued by us was in September 1999. However, at our Board meeting held on April 21, 2006, our board of directors recommended the issuance of bonus shares in the ratio of 1:1 (one equity share for every one share held) for all existing shares including American Depository Shares. This proposed bonus issue is subject to approval by our shareholders at the upcoming annual general meeting of shareholders, expected to be held in August 2006.
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
     To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act and our listing agreements with the Indian stock exchanges require us to give at least seven days’ and fifteen days’ prior notice respectively to the public before such closure. We may not close the register of shareholders for more than 30 consecutive days, and in no event for more than 45 days in a year.
     Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Because we are a public company, the provisions of Section 111A apply to us. Our Articles currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within one month after receipt of the application for registration of transfer by our company. In accordance with the provisions of Section 111A (2) of the Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board, or CLB. Pursuant to Section 111A (3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.
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
     We have entered into listing agreements with two of the Indian stock exchanges: Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. Clause 40A of each of the listing agreements provides that if an acquisition of a listed company’s shares results in the acquirer and its associates holding 5.0% or more of the company’s outstanding equity shares or voting rights, the acquirer must report its holding to the company and the relevant stock exchanges. If an acquisition results in the acquirer and its associates holding equity shares that have 15.0% or more of the voting rights, then the acquirer must, before acquiring such equity shares, make an offer, in accordance with clause 40B of the listing agreements, on a uniform basis to all remaining shareholders of the company to acquire equity shares that have at least an additional 20.0% of the voting rights of the total equity shares of the company at a prescribed price. The acquisition of shares of a company listed on an Indian stock exchange may be subject to regulations governing takeovers of Indian companies. Although clauses 40A and 40B and such regulations will not apply to the equity shares so long as they are represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the deposit agreements.
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
Takeover Code
     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5% or 10% or 14% or 54% or 74% of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to notify the company, and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires that any person holding more than 15% and less than 55% of the shares or voting rights in a company, upon the sale or purchase of 2% or more of the shares or voting rights of the company, is required to notify the company and all the stock exchanges where the shares are listed. A holder of ADSs would be subject to these notification requirements.
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
ADR Guidelines
     Shares of Indian companies represented by ADSs are no longer required to be approved for issuance to foreign investors by either Ministry of Finance or the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as modified from time to time, notified by the Government of India. This change was effected through the guidelines for ADR and GDR issues by Indian companies issued by the Ministry of Finance on January 19, 2000 and a notification issued by the Reserve Bank of India. Hence we do not require the approval of the Ministry of Finance and the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. However, we will be required to furnish full particulars of the issue, including the underlying equity shares representing the ADRs, to the Ministry of Finance and the Reserve Bank of India within 30 days of the completion of an offering.
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
Foreign Direct Investment
     Currently, due to recent changes in Indian policy, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India and non-resident Indians in Indian companies do not require the approval of the Foreign Investment Promotion Board, or FIPB, a body formed by the Government of India to negotiate with large foreign companies interested in making long-term investments in India. Furthermore, henceforth no prior approval of the Reserve Bank of India is required although a post-investment declaration in giving details of the foreign investment in the company pursuant to the ADR issue must be filed with the Reserve Bank of India within thirty days of an ADR offering.
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
Investment by Non-Resident Indians
     A variety of special facilities for making investments in India in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India and non-resident Indians. These facilities permit non-resident Indians to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by foreign direct investors described above.
     Apart from portfolio investments in Indian companies, non-resident Indians may also invest in Indian companies through foreign direct investments. For additional information, see “—Foreign Direct Investment”. Under the foreign direct investment rules, non-resident Indians may invest up to 100% in high-priority industries in which other foreign investors are permitted to invest only up to 50%, 51%, 74% or 100%, depending on the industry category.
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
Ownership Restrictions
     The Securities and Exchange Board of India and Reserve Bank of India regulations, restrict investments in Indian companies by FIIs and NRIs or collectively, Foreign Direct Investors. Under the current SEBI regulations applicable to us, subject to the requisite approvals of the shareholders in a general meeting, Foreign Direct Investors in aggregate may hold no more than 49% of a company’s equity shares, excluding the equity shares underlying the ADSs. Pursuant to Notification

No. FEMA.45/2001-RB dated September 20, 2001 under Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) (Amendment) Regulations, 2001, upon obtaining the approval of the shareholders by a special resolution, the limit of FII investment in a company may be increased to 100% for companies in the IT industry. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares.
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
     Under the Takeover Code, which replaced the 1994 Takeover Code (as defined herein), upon the acquisition of more than 5% or 10% or 14% or 54% or 74% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and the company and the purchasers are required to notify to all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code.
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
     Taxation of Distributions. There is no withholding tax on dividends paid to shareholders. However, the company paying the dividend would be subject to a dividend distribution tax of 13.75% including the presently applicable surcharge of 10%, of the total amount it distributes, declares or pays as a dividend. Additionally, an education cess at the rate of 2.0% of such tax and surcharge after which the effective dividend distribution tax payable would be 14.025%.
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
     With effect from October 1, 2004 any gain realized on the sale of listed equity shares held for more than 12 months to an Indian resident or to a non-resident investor in India will not be subject to Indian capital gains tax if the STT has been paid on the transaction. With effect from June 1, 2005, the STT levied on delivery-based transactions on both buyer and seller is at the rate of 0.1 per cent and on non-delivery based transactions it is 0.02 per cent. Further, consequent to the Finance Act, 2006, with effect from June 1, 2006, the new rate of STT on delivery-based transactions (for both buyer and seller) will be 0.125% and on non-delivery based transactions it will be 0.025%.
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
Recent Developments – Budget. The Finance Bill (No. 2) 2006 (“Finance Bill”), had proposed, among others, the following:
•	No change in the tax rates for companies or individuals is introduced: the effective corporate tax rate for domestic companies stays at 33.66% and for foreign companies at 41.82%

•	Increase in Rate of Minimum Alternate Tax (“MAT”) that is levied on companies from 7.5% to 10%; however, the carryforward period for MAT credit shall be increased from 5 years to 7 years

•	Long-term capital gains on the sale of listed securities, which is otherwise tax exempt, will now have to be considered for MAT purposes

•	Increase in Securities Transaction Tax (STT) by 25% for all categories w.e.f. from June 1, 2006

     The Finance Bill received the assent of the President on April 18, 2006 and has been enacted. Consequently, the above proposed provisions have come into effect.
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
Dividends
     Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or the equity shares will generally be includable in your gross income in the year received as foreign source dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in the ADSs or the equity shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or equity shares) and thereafter as capital gain. No dividends received deduction will be allowed for U.S. federal income tax purposes with respect to dividends paid by us. With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2009, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) either (a) we are eligible for the benefits of the income tax treaty between the United States and India or (b) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or equity shares.
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
     For foreign tax credit purposes, dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income”. For taxable years beginning after December 31, 2006; dividends distributed by us with respect to ADSs or equity shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder will not be able to claim a U.S. foreign tax credit for any Indian taxes imposed with respect to distributions on equity shares or ADSs (as discussed under “—Indian Taxation— Taxation of Distributions.”).
Sale or Other Disposition of ADSs or Equity Shares
     Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of ADSs or equity shares, you will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your tax basis in such ADSs or equity shares. Your tax basis in your ADSs or equity shares will generally equal the cost of such ADSs or equity shares, as applicable. Any such gain or loss will generally be U.S. source gain or loss and will be treated as long-term capital gain or loss if your holding period in the ADSs or the equity shares exceeds one year. If you are a non-corporate U.S. Holder, including an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.
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
     We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
     We do not believe that we were a PFIC for the taxable year ended March 31, 2006, and we do not anticipate that we will be a PFIC for future taxable years. This is a factual determination, however, that must be made annually at the end of the taxable year. Therefore there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we were classified as a PFIC for any taxable year during which you held our ADSs or equity shares, you could be subject to materially adverse tax consequences with respect to certain distributions on, and gain realized from a disposition of, ADSs or equity shares.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Note. 12 “Borrowings” to our consolidated financial statements.
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

	As at March 31,
	2006			2005			2004
	Total Recorded			Total Recorded			Total Recorded
	Amount		Fair Value	Amount		Fair Value	Amount		Fair Value
	( dollars in millions)
Debt:
Variable rate short-term debt	$4.1		$4.1	$1.7		$1.7	—		—
Average interest rate		5.33%			3.61%			—
Variable rate long termdebt	$16.1		$16.1	—		—	—		—
Average interest rate		5.58%			—			—
Fixed rate long-term debt	$4.2		$4.2	$4.3		$4.3	$4.1		$4.1
Average interest rate		7.78%			9.49%			10.93%
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
     During fiscal 2006 and 2005, 98.6% and 96.6%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10% increase in the value of the Indian rupee against all other currencies would decrease revenue by 2.3%, or $24.9 million, in fiscal 2006, 1.8%, or $14.5 million, in fiscal 2005 while a hypothetical 10% decrease in the value of the Indian rupee against all other currency would increase revenue by 2.3% or $24.9 million in fiscal 2006 and 1.8 % or $14.5 million in fiscal 2005.
     We had outstanding forward and options contract amounting to $216.0 million and $301.5 million as at March 31, 2006 and 2005, respectively. Gains/ (losses) on outstanding forward and options contracts amounted to $(1.4) million and $1.1 million during fiscal 2006 and 2005 respectively. Using sensitivity analysis, a hypothetical 1% increase in the value of the Indian rupee against all other currencies would decrease these gains by $0.8 million in fiscal 2006 and by $1.6 million in fiscal 2005 while a hypothetical 1% decrease in the value of the Indian rupee against all other currency would increase these gains by $0.8 million in fiscal 2006 and $1.6 million in fiscal 2005.
     In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, the aggregate of the hypothetical movement described above of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $25.7 million in fiscal 2006 and $16.1 million in fiscal 2005. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As of March 31, 2006, we had approximately $277.3 million of non-Indian rupee denominated cash and cash equivalents.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $150.6 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of March 31, 2006, approximately $106.4 million of these proceeds has been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries ($32.7 million); development of facilities and infrastructure ($21.2 million) and working capital and general corporate purposes ($25.6 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to investment in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.
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
     We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and other management, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded with a reasonable level of assurance that our disclosure controls and procedures were effective as of March 31, 2006.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Audit Committee members (as of March 31, 2006) are V.P. Rama Rao, Mangalam Srinivasan and M Rammohan Rao, each of whom is an independent director pursuant to the applicable rules of the Securities Exchange Commission and the NYSE. Mr. Krishna G Palepu stepped down from the Audit Committee in fiscal 2006 and was replaced by Mr. M Rammohan Rao See “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. We do not have an individual serving on our audit committee as an “Audit Committee Financial Experts,” as defined in applicable rules of the Securities and Exchange Commission. This is because although our audit committee members have certain financial expertise, our board of directors has determined that no individual audit committee member possesses all of the attributes required by the definition of “Audit Committee Financial Expert.”

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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the remuneration that we paid to our Independent Auditors and its associated entities in each of our previous two fiscal years:

			(Amounts in $)
Fiscal Year Ended	Audit	Audit Related	Tax	Other
March 31,	Services	Services	Services	Services	Total
2006	$493,120	$206,010	$109,717	$10,245	$819,092
2005	$273,437	$148,036	$117,007	$95,707	$634,187
Audit Services
     Audit of the standalone financial statements, consolidated financial statements of the Company and its subsidiaries prepared in accordance with Indian GAAP, US GAAP and other local GAAPs of the subsidiaries and attest services that generally only the auditor can provide.
Audit Related Services
     Audit Related Services represent assurance and related services that are related to the performance of the audit of the Company’s financial statements.
Tax Services
     Tax audit, tax returns, tax processing, tax filing and advisory services pertaining to withholding taxes, double tax avoidance agreements, indirect tax matters, etc.
Other Services
     Work permit related services and other advisory services
     During fiscal 2006, the Audit Committee pre-approved a list of services that could be rendered by the principal accountant in fiscal 2006 pursuant to pre-approval policies and procedures established by the Audit Committee. For services other than those specified, approval would need to be obtained from the Audit Committee prior to the performance of such services. Services provided by the principal accountant in fiscal 2005 were allowable services that were approved by the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
     None.

PART III
ITEM 17. FINANCIAL STATEMENTS
     See Item 18 for a list of financial statements filed under Item 17.
ITEM 18. FINANCIAL STATEMENTS
     Financial Statement
     The following financial statements are filed as part of this document, together with the report of the independent auditors:
▪	Report of Price Waterhouse, Independent Registered Public Accounting Firm

▪	Consolidated Balance Sheets as of March 31, 2005 and 2006

▪	Consolidated Statements of Income for the years ended March 31, 2004, 2005 and 2006

▪	Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended March 31, 2004, 2005 and 2006.

▪	Consolidated Statements of Cash Flows for the years ended March 31, 2004, 2005 and 2006

▪	Notes to the Consolidated Financial Statements

▪	Financial Statement Schedule — Valuation and qualifying accounts
ITEM 19. EXHIBITS

Number	Description
1.1	Memorandum and Articles of Association of Satyam Computer Services. (1)
1.2	Certificate of Incorporation of Satyam Computer Services. (2)
2.1	Specimens of Share Certificates. (2)
2.2	Deposit Agreement dated May 14, 2001, by and among Satyam Computer Services, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt). (3)
4.1	Associate Stock Option Plan (including Deed of Trust). (2)
4.2	Associate Stock Option Plan B as amended and restated (2)
4.3	Associate Stock Option Plan ADS as amended and restated. (2)
4.4	Investor Rights Agreement, dated October 7, 2002, by and among Sify Limited (formerly Satyam Infoway Limited), Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (4)
8.1	List of Subsidiaries. (5)
10.1	Consent of Price Waterhouse, Independent Registered Public Accounting Firm. (5)
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbane Oxley Act. (5)
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbane Oxley Act. (5)
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act. (5)
13.2	Certification of Financial Officer under Section 906 of the Sarbanes-Oxley Act. (5)

(1)	Previously filed as an exhibit to our Registration Statement on Form F-3 (File No. 333-122996) filed on February 25, 2005 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-13464) filed on May 7, 2001 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Form 20—F (File No. 001—15190) filed on August 13, 2001 and incorporated herein by reference.

(4)	Previously furnished by Sify Limited to the Commission as an exhibit to Form 6-K (file No. 00027-663) on October 10, 2002 and incorporated herein by reference.

(5)	Filed herewith.

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

Date: April 28, 2006

SATYAM COMPUTER SERVICES LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Satyam Computer Services Limited:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Satyam Computer Services Limited and its subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Price Waterhouse
Secunderabad, India
April 21, 2006

Satyam Computer Services Limited
Consolidated Balance Sheets
(Millions of US Dollars except per share data and as stated otherwise)

	As of March 31,
	2006	2005

Assets

Current assets

Cash and cash equivalents	$292.8	$129.8
Investments in bank deposits	403.7	—
Accounts receivable, net of allowance for doubtful debts	220.0	160.9
Unbilled revenue on contracts	41.1	17.0
Deferred income taxes	12.2	9.1
Prepaid expenses and other receivables	48.9	16.1
Total current assets	1,018.7	332.9
Investments	—	—
Investments in bank deposits	—	411.6
Investments in associated companies	3.5	23.2
Premises and equipment, net	106.6	84.1
Goodwill, net	27.6	15.5
Intangible assets, net	6.6	—
Other assets	18.2	16.8

Total assets	1,181.2	884.1

Liabilities and shareholders’ equity

Current liabilities
Short-term and current portion of long-term debt	6.5	4.8
Accounts payable	11.9	10.9
Accrued expenses and other current liabilities	108.9	64.8
Unearned and deferred revenue	11.8	5.6
Total current liabilities	139.1	86.1
Long-term debt, excluding current portion	17.9	1.2
Deferred income taxes	8.9	8.9

Total liabilities	165.9	96.2

Contingencies and Commitments (Note No. 19)

Minority interest	0.9	—

Preferred Stock of Subsidiary
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.22)* per share	20.0	20.0
(100 million preference shares authorized, 91,009,999 and 91,009,999 preference shares issued as of March 31, 2006 and 2005 respectively)

Shareholders’ equity
Common stock — par value Rs.2 (US$0.04)* per equity share	17.6	17.4
(375 million equity shares authorized, 324,449,539 and 319,265,291 equity shares issued as of March 31, 2006 and 2005 respectively)
Additional paid-in capital	465.1	433.6
Shares subscribed but unissued	0.4	0.1
Deferred stock-based compensation	(0.4)	(0.3)
Retained earnings	497.1	289.0
Accumulated other comprehensive income/(loss)	15.8	29.6
	995.6	769.4
Shares held by the SC-Trust under associate stock option plan	(1.2)	(1.5)
(1,193,140 and 1,424,340 equity shares as of March 31, 2006 and 2005 respectively)
Total shareholders’ equity	994.4	767.9

Total liabilities and shareholders’ equity	$1,181.2	$884.1

*	The par value in US$ has been converted at the closing rate as of March 31, 2006, 1US$ = Rs 44.48
The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Income
(Millions of US Dollars except per share data and as stated otherwise)

	Year Ended March 31,
	2006	2005	2004

Revenues	$1,096.3	$793.6	$566.4
Cost of revenues (Includes stock-based compensation of US$Nil, US$0.8 and US$0.9 for the three years ended March 31, 2006, 2005 and 2004 respectively)	(689.0)	(506.8)	(343.6)

Gross profit	407.3	286.8	222.8
Selling, general and administrative expenses (Includes stock-based compensation of US$0.8, US$1.1 and US$0.8 for the three years ended March 31, 2006, 2005 and 2004 respectively)	(187.6)	(124.3)	(101.7)

Total operating expenses	(187.6)	(124.3)	(101.7)

Operating income	219.7	162.5	121.1
Interest income	26.3	22.3	20.3
Interest expense	(1.3)	(0.4)	(0.5)
Gain on sale of investments (Refer note 7)	43.6	—	2.7
Gain/(Loss) on foreign exchange transactions	0.3	(4.6)	(8.9)
Other income/(expense), net	(0.8)	0.4	2.3

Income before income taxes and equity in earnings/(losses) of associated companies	287.8	180.2	137.0
Income taxes	(37.7)	(25.3)	(22.5)
Minority interest	0.1	—	—

Income before equity in earnings/(losses) of associated companies	250.2	154.9	114.5
Equity in earnings/(losses) of associated companies, net of taxes	(0.8)	(1.1)	(2.6)

Net income	$249.4	$153.8	$111.9

Earnings per share:
Basic	$0.78	$0.49	$0.36
Diluted	$0.75	$0.48	$0.35
Weighted average number of shares used in computing earnings per share (in millions)
Basic	320.6	316.2	313.2
Diluted	331.4	323.6	317.1

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Millions of US Dollars except per share data and as stated otherwise)

	Common Stock		Additional	Shares	Deferred	Retained	Accumulated	Shares held	Total
			paid-in	subscribed but	stock-based	earnings	other	by	Shareholders'
			capital	unissued	compensation		comprehensive	SC-Trust	Equity
	Shares	Par Value					income/(loss)

Balance as of March 31, 2003	314,542,800	$17.1	$406.7	—	$(0.9)	$87.1	$(20.1)	$(2.3)	$487.6
Net income	—	—	—	—	—	111.9	—	—	111.9
Other comprehensive income				—
Gain on foreign currency translation	—	—	—	—	—	—	49.5	—	49.5

Total Comprehensive income		—	—	—	—	—	—	—	161.4
Issuance of common stock	1,708,910	0.1	8.3	—	—	—	—	—	8.4
Shares subscribed but unissued	—	—	—	—	—	—	—	—	—
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	—	—	—	—	—	—	—
Deferred stock-based compensation	—	—	0.8	—	(0.8)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1.7	—	—	—	1.7
Shares transferred by SC-Trust to employees	—	—	0.4	—	—	—	—	0.6	1.0
Cash dividend paid at the rate of US$0.08 per share	—	—	—	—	—	(26.2)	—	—	(26.2)

Balance as of March 31, 2004	316,251,710	$17.2	$416.2	—	—	$172.8	$29.4	$(1.7)	$633.9

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Millions of US Dollars except per share data and as stated otherwise)

	Common Stock		Additional	Shares	Deferred	Retained	Accumulated	Shares held	Total
			paid-in	subscribed but	stock-based	earnings	other	by	Shareholders'
			capital	unissued	compensation		comprehensive	SC-Trust	Equity
	Shares	Par Value					income/(loss)

Balance as of March 31, 2004	316,251,710	$17.2	$416.2	—	—	$172.8	$29.4	$(1.7)	$633.9
Net income	—	—	—	—	—	153.8	—	—	153.8
Other comprehensive income
Gain on foreign currency translation	—	—	—	—	—	—	0.2	—	0.2

Total Comprehensive income									154.0
Issuance of common stock	3,013,581	0.2	14.7	—	—	—	—	—	14.9
Shares subscribed but unissued	—	—	—	0.1	—	—	—	—	0.1
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	0.2	—	—	—	—	—	0.2
Deferred stock-based compensation	—	—	2.2	—	(2.2)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1.9	—	—	—	1.9
Shares transferred by SC-Trust to employees	—	—	0.3	—	—	—	—	0.2	0.5
Cash dividend paid at the rate of US$0.12 per share	—	—	—	—	—	(37.6)	—	—	(37.6)

Balance as of March 31, 2005	319,265,291	$17.4	$433.6	$0.1	$(0.3)	$289.0	$29.6	$(1.5)	$767.9

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Millions of US Dollars except per share data and as stated otherwise)

	Common Stock		Additional	Shares	Deferred	Retained	Accumulated	Shares held	Total
			paid-in	subscribed but	stock-based	earnings	other	by	Shareholders'
			capital	unissued	compensation		comprehensive	SC-Trust	Equity
	Shares	Par Value					income/(loss)

Balance as of March 31, 2005	319,265,291	$17.4	$433.6	$0.1	$(0.3)	$289.0	$29.6	$(1.5)	$767.9
Net income	—	—	—	—	—	249.4	—	—	249.4
Other comprehensive income/(loss)
Loss on foreign currency translation	—	—	—	—	—	—	(13.8)	—	(13.8)

Total Comprehensive income									235.6
Issuance of common stock	5,184,248	0.2	30.3	(0.1)	—	—	—	—	30.4
Shares subscribed but unissued	—	—	—	0.4	—	—	—	—	0.4
Deferred stock based compensation	—	—	0.9	—	(0.9)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	0.8	—	—	—	0.8
Shares transferred by SC-Trust to employees	—	—	0.3	—	—	—	—	0.3	0.6
Cash dividend paid at the rate of US$0.11 per share	—	—	—	—	—	(41.3)	—	—	(41.3)

Balance as of March 31, 2006	324,449,539	$17.6	$465.1	$0.4	($0.4)	$497.1	$15.8	($1.2)	$994.4

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Cashflows
(Millions of US Dollars except per share data and as stated otherwise)

	Year ended March 31,
	2006	2005	2004

Cash Flows From Operating Activities
Net income	$249.4	$153.8	$111.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	31.5	25.0	24.4
Stock-based compensation	0.8	1.9	1.6
Deferred income taxes	(5.1)	(1.9)	(1.0)
Gain on sale of investments	(43.6)	—	(2.7)
Loss on sale of premises and equipment	0.2	0.3	0.3
Minority Interest	(0.1)	—	—
Equity in losses of associated companies, net of taxes	0.8	1.1	2.6
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue on contracts	(81.9)	(40.7)	(22.5)
Prepaid expenses and other receivables, net	(31.7)	16.6	(24.7)
Other assets, net	(1.8)	(8.0)	5.0
Accounts payable	(2.5)	2.5	(4.2)
Accrued expenses and other current liabilities	40.6	17.2	(1.5)
Unearned and deferred revenue	6.1	3.5	—

Net cash provided by operating activities	162.7	171.3	89.2

Cash Flows From Investing Activities
Proceeds from maturity of bank deposits	—	332.1	—
Investments in bank deposits	—	(411.5)	(45.4)
Purchase of premises and equipment	(54.1)	(39.0)	(16.7)
Proceeds from sale of premises and equipment	0.3	0.3	0.2
Payment for purchase of Citisoft Plc, net of cash acquired	(12.1)	—	—
Payment for purchase of Knowledge Dynamics Pte. Ltd., net of cash acquired	(1.6)	—	—
Purchase of investments	—	(7.6)	(4.2)
Proceeds from sale of investments	62.3	10.2	6.1

Net cash used in investing activities	(5.2)	(115.5)	(60.0)

Cash Flows From Financing Activities
Proceeds from short-term debt	3.6	1.7	—
Repayments of short-term debt	(1.2)	—	(2.5)
Proceeds from long-term debt	16.3	0.2	1.7
Repayment of long-term debt	(2.7)	(2.2)	(3.4)
Issuance of common stock	31.0	15.4	9.4
Shares subscribed but unissued	0.4	0.1	—
Issuance of Preferred stock by subsidiary, net of issuance cost	—	9.5	9.4
Cash dividends paid	(41.3)	(37.6)	(26.2)

Net cash provided by/(used in) financing activities	6.1	(12.9)	(11.6)

Effect of exchange rate changes on cash and cash equivalents	(0.6)	0.2	6.9

Net change in cash and cash equivalents	163.0	43.1	24.5

Cash and cash equivalents at the beginning of the period	129.8	86.7	62.2

Cash and cash equivalents at the end of the period	$292.8	$129.8	$86.7

Supplementary information:
Cash paid during the period for:
Income taxes	$44.9	$25.4	$31.9
Interest	1.3	0.5	0.5
Non-cash items:
Capital leases and hire purchase	$2.5	$2.0	$1.3
Deferred consideration for purchase of Citisoft Plc	3.1	—	—
Deferred consideration for purchase of Knowledge Dynamics Pte Ltd	1.5	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
1.     Description of Business
Satyam Computer Services Limited, its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology (“IT”) services and Business Process Outsourcing (“BPO”) services. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an IT services provider that uses global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai, Germany, Canada, China and Hungary. Satyam offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Care (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
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
Satyam’s investments in business entities in which it does not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20—50 percent ownership), are referred to as associated companies and are accounted for by the equity method.
On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income/(loss) in the statement of income. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.
The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.
b)     Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, and future obligations under employee benefit plans, valuation allowances for deferred taxes, impairment of goodwill and useful lives of premises and equipment (fixed assets). Actual results could differ materially from those estimates.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
c)     Foreign Currency Translation
The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the U.S. Dollar, Pound Sterling, Singapore Dollar and Renminbi are the functional currencies for its foreign subsidiaries located in U.S., UK, Singapore and China respectively. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.
Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using exchange rates prevailing on the date of transaction. Gains or losses resulting from foreign currency transactions are included in the statement of income.
d)     Revenue Recognition
Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business consist of revenues earned from services performed either on a time-and-material basis or time bound fixed price engagements.
Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements; require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.
Revenues from BPO services consist of revenues from time-and-material services or time bound fixed price engagements. Revenues from time-and-material services are recognized as the services are performed. Revenues from BPO services are also on time bound fixed-price engagements, under which revenue is recognized using the percentage completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the period in which the change becomes known. Provisions for estimated losses are made during the year in which a loss becomes probable and can be reasonably estimated.
Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Satyam has not provided for any warranty costs for the for the years ended March 31, 2006, 2005 and 2004 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.
In accordance with Emerging Issues Task Force (EITF) 01-14 (formerly Topic D-103), “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of income.
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

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year.
The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of income. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.
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
Research and development expenses charged to income amounted to US$0.5 million and US$0.6 million and US$0.6 million for the years ended March 31, 2006, 2005 and 2004 respectively.
h)     Goodwill and Other Intangible Assets
Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Upto March 31, 2002, goodwill and other intangible assets including license fees were amortized over the useful lives principally over a period of 5 years based on management’s estimate. Goodwill is tested for impairment annually and reviewed for triggering events when circumstances indicate that the carrying amount may not be recoverable, and written down when impaired, rather than being amortized as required by previous standards. Further in accordance with SFAS 142 purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite.
i)     Impairment of Long-lived Assets
Satyam accounts for impairment of long-lived assets in accordance with the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” on April 1, 2002. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.
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
k)     Cost of Revenues and Selling, General and Administrative Expenses
Cost of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system and application software costs, amortization of intangibles, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.
Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, advertising, business promotion, depreciation on assets, rent, repairs, electricity and other general expenses not attributable to cost of revenues.
l)     Advertising Costs
Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$2.2 million and US$1.1 million and US$1.0 million for the years ended March 31, 2006, 2005 and 2004 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
m)     Employee Benefits
i) Provident Fund
In accordance with Indian law, employees are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam’s monthly contributions are charged to income in the period they are incurred.
ii) Gratuity Plan
Satyam has a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with Satyam.
Satyam provides for the Gratuity Plan on the basis of actuarial valuation. The entire Gratuity Plan of Satyam Computer Services and Nipuna is unfunded.
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
n)     Income Taxes
In accordance wit h the provisions of SFAS 109, “Accounting for Income Taxes”, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.
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
p)     Stock-Based Compensation
Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000 to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro-forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Pro forma disclosure
Had deferred stock-based compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro forma amounts of Satyam’s net income and earnings per share would have been as follows for the years ended March 31, 2006, 2005 and 2004 respectively.

	(US$ in millions except per share data)

	Year ended March 31,
	2006	2005	2004

Net Income
—As reported	$249.4	$153.8	$111.9
Add: Charge under APB25	0.8	1.9	1.6
Less: Charge under FAS123	(22.2)	(22.6)	(25.2)

—Pro forma	$228.0	$133.1	$88.3

Earnings Per Share:
Basic
—As reported	$0.78	$0.49	$0.36
—Pro forma	$0.71	$0.42	$0.28
Diluted
—As reported	$0.75	$0.48	$0.35
—Pro forma	$0.69	$0.41	$0.28

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.
The fair value of Satyam Computer Services’ stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.
The following weighted average assumptions were used:

	Year ended March 31,
	2006	2005	2004

Dividend yield	0.75%	0.75%	0.61%
Expected volatility	57.22%	61%	69%
Risk-free interest rate	7%	7%	7%
Expected term (in years)	1.26	2.03	2.69

q)     Derivative financial instruments
Satyam has adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Satyam enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam purchases foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, as amended is marked to market and recognized in earnings immediately.
r)     Recently issued accounting pronouncements
Share-Based Payments
On December 16, 2004, the FASB issued FAS 123R, “Share-Based Payment, an amendment of FASB Statements No. 123 and 95,” that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and require that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of income. The standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition,

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements.
The revised FAS 123R as issued by FASB will have a significant impact on our consolidated statement of income as Satyam Computer Services, our subsidiaries and our associated companies will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R will be applicable to Satyam for annual periods beginning after June 15, 2005.Management estimates the likely impact of SFAS 123R to be similar to the amounts disclosed as pro forma disclosures in accordance with SFAS 123.
Accounting Changes and Error Corrections
In May 2005, FASB Issued FAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB No. 20 and FAS No. 3”. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. FAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by FAS 154. FAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material impact on Satyam’s consolidated financial statements.
s)     Reclassifications
Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.
3.     Acquisitions
a)     Citisoft Plc.
On May 12, 2005, Satyam acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005. The acquisition has been accounted for by following the purchase method of accounting.
The consideration for the 75% equity interest in Citisoft amounted to US$17.4 million comprising of an initial consideration of US$14.3 million (including direct acquisition costs of US$0.9 million) and deferred consideration (non-contingent) of US$3.1 million payable on April 30, 2006. Satyam Computer Services is also required to pay a maximum earn out consideration amounting to US$3.9 million on April 30, 2006 based on achievement of targeted revenues and profits. The deferred consideration for the acquisition of the 75% equity interest has been accounted for as part of the purchase consideration and shown as a current liability in the balance sheet. The earn-out consideration will be accounted for as purchase consideration when the contingency is resolved.
Satyam Computer Services has a call option and the minority shareholders have a put option to acquire / sell the balance 25% equity shares in two tranches 12.5% on April 30, 2007 and 12.5% on April 30, 2008. The consideration payable for the first tranche of 12.5% equity shares on April 30, 2007 would amount to US$2.8 million and a maximum earn-out consideration amounting to US$2.4 million based on achievement of targeted revenues and profits. The consideration payable for the second tranche of 12.5% equity shares on April 30, 2008 would amount to US$2.9 million and a maximum earn-out consideration amounting to US$3.7 million based on achievement of targeted revenues and profits. Satyam Computer Services records the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 75.0% interest in Citisoft. The difference between the fair values at each valuation date is charged to selling, general and administration expenses in statement of income. On the basis of an independent valuation, the value of put option was US$ Nil and US$1.1 million as of May 12, 2005 and March 31, 2006 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Satyam Computer Services is also required to fund an Employee Benefit Trust (“EBT”) formed by Citisoft for the purpose of providing additional incentive to employees to contribute to the success of Citisoft. Satyam is required to fund US$1.6 million on April 30, 2006 and a maximum of US$1.6 million each on April 30, 2007 and 2008 based on achievement of targeted revenues and profits. As of March 31, 2006 Satyam Computer Services has accrued US$1.4 million as a current liability and charged US$1.4 million to the statement of income as part of cost of revenues.
The purchase consideration has been allocated to the assets acquired and liabilities assumed as of the date of acquisition based on management’s estimates and a valuation done by an independent valuer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The goodwill has been allocated to the IT services segment. The purchase price allocation is as follows:

US$ in millions

Purchase price	$17.4

Allocated to:
Net current assets	$2.2
Tangible assets	0.3
Customer Contracts related intangibles	0.8
Customer relationship related intangibles	5.4
Trade name	0.7
Goodwill	10.3
Deferred tax liability	(2.3)

Total	$17.4

Pro forma disclosure regarding this acquisition has not been provided because it is not material to the operations of the Company.
b)     Knowledge Dynamics Pte Ltd (“Knowledge Dynamics”).
On July 21 2005, Satyam Computer Services announced its intention to acquire 100% of the shares of Knowledge Dynamics Pte Ltd, Singapore, (“Knowledge Dynamics”), a leading Data Warehousing and Business Intelligence Solutions provider. The transaction was consummated on October 1, 2005, the date of transfer of shares to Satyam Computer Services and Satyam Computer Services has consolidated Knowledge Dynamics Pte Ltd, Singapore, from October 1, 2005. The acquisition has been accounted for by following the purchase method of accounting.
The consideration for this acquisition amounted to US$3.3 million comprising of initial consideration of US$1.8 million (including direct acquisition costs of $11 thousand) and deferred consideration (non-contingent) of US$0.8 million and US$0.7 million payable on April 30, 2006 and 2007 respectively. Satyam Computer Services is also required to pay a maximum earn out consideration amounting to US$0.3 million, US$0.8 million and US$1.1 million on April 30, 2006, 2007 and 2008 respectively based on the achievement of targeted revenues and profits. The total deferred consideration for the acquisition of US$1.5 million has been accounted for as part of the purchase consideration out of which US$0.8 million has been shown as a current liability and US$0.7 million as non current liability in the balance sheet. The earn-out consideration will be accounted for as purchase consideration when the contingency is resolved.
The purchase consideration has been allocated to the assets acquired and liabilities assumed as of the date of acquisition based on management’s estimates and a valuation done by an independent valuer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The goodwill has been allocated to the IT services segment. The purchase price allocation is as follows:

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

US$ in millions

Purchase price	$3.3

Allocated to:
Net current assets	$0.5
Tangible assets	—
Customer Contracts and Related Relationships	1.0
Trade name	0.1
Non-Compete agreements	—
Internally developed technology	—
Goodwill	2.1
Deferred tax liability	(0.4)

Total	$3.3

Pro forma disclosure regarding this acquisition has not been provided because it is not material to the operations of the Company.
4.     Preferred Stock of Subsidiary
Nipuna issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs 10 (US$0.22) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs.10 (US$0.22) per share, in exchange for an aggregate consideration of US$20 million.
As per the agreement, these preference shares are mandatorily convertible into equity shares of Nipuna no later than June 2006, if Nipuna achieves certain targets for revenues and profits earned up to March 31, 2006. If these targeted revenues and profits are not achieved by Nipuna along with other triggering events, the investors have an option to either redeem these preference shares or convert them. Although certain triggering events for early redemption as per the agreement have occurred during the period January 2004 to December 2004 the investors waived the right of early redemption.Further Nipuna has not achieved the targeted revenues and profits upto March 2006..
If not converted, early converted or redeemed, these convertible preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% to 13.5% p.a. The Investors are entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs. 10 (US$0.22) from the date of issuance of such Preference Shares. The dividends are cumulative and payable in cash at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of Nipuna legally available for the payment of dividends. These preference shares rank senior to all classes of Nipuna’s currently existing capital stock or established subsequently with respect to dividend distributions and repayment of capital and premium upon a Bankruptcy Event or Change in Control with respect to Nipuna, unless the terms and conditions of such class expressly provide that such class will rank senior to or on parity with the convertible redeemable cumulative preference shares. The dividend on the preference shares for the period ended March 31, 2006 is payable.
5.     Investments
Investments of Satyam consist of available-for-sale securities (“AFS”) and other non-marketable securities.

	(US$ in millions)

	As of March 31,
	2006	2005

Available-for-sale securities
Cost and fair value	—	—
Other investments, at cost	$3.7	$3.6
Less: Provision for impairment	(3.7)	(3.6)

Investments — Non current	—	—

Satyam records an investment impairment charge on other non-marketable investments, which are carried at cost, when management believes an investment has experienced a decline in value that is judged to be other than temporary. Satyam monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, Satyam impaired the

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
entire carrying value of other non-marketable investments as of March 31, 2003 due to adverse changes in the above factors.
6.     Investments in bank deposits
Investments in bank deposits represents term deposits placed with banks earning fixed rate of interest and amounted to US$403.7 million and US$411.6 million as of March 31, 2006 and 2005 respectively with maturities from more than three months to two years. Interest on investments in bank deposits is recognized on accrual basis.
7.     Investments in associated companies
The carrying values of investments in various associated companies of Satyam are as follows:

	(US$ in millions)

	As of March 31,
	2006	2005

Sify	—	$20.4
Satyam Venture	2.7	2.0
CA Satyam	0.8	0.8

Total	$3.5	$23.2

Sify
During the year ended March 31, 2004, due to the sale of new shares by Sify to VentureTech and sale of 1 million Indian equity shares by Satyam Computer Services as per the sponsored ADS program of Sify, Satyam Computer Services’ ownership interest in Sify was reduced from 37.15% as at March 31, 2003 to 32.04% as at March 31, 2004. Further, due to the issue of shares by Sify to its employees under Sify’s ESOP plan the ownership interest of Satyam Computer Services in Sify reduced from 32.04% as at March 31, 2004 to 31.61% as at September 30, 2005.
On November 7, 2005, Satyam Computer Services offered to sell an aggregate of 11,182,600 equity shares, representing its entire investment of 31.61% of the outstanding equity shares of Sify. The sale transaction was consummated on November 9, 2005 at a sale price of US$5.60 per equity share aggregating to US$62.3 million.
Satyam Computer Services accounted for its share of equity in earnings/(losses) of Sify under equity method of accounting upto November 9, 2005. The excess of sale proceeds (net of transaction costs) over the carrying value of investment in Sify as on the date of sale amounting to US$43.6 million has been recognized as gain in the statement of income during the year ended March 31, 2006.
The summarized financial information as to assets, liabilities and results of operations of Sify is presented below:

	(US$ in millions)

	As of March 31,
Balance sheet	2005	2004

Current assets	$51.9	$49.3
Non-current assets	40.2	38.2
Current liabilities	33.3	23.6
Net current asset	18.6	25.7
Shareholders’ equity	57.3	62.6

	(US$ in millions)

	Period ended	Year ended March 31,

Statement of operations	November 9, 2005	2005	2004

Revenues	$60.2	$82.8	$61.1
Gross profit	25.7	36.4	28.9
Operating loss	7.2	10.4	12.9
Net loss	5.3	7.1	8.0

Satyam Computer Services’ equity in loss of Sify, net of taxes amounted to US$1.3 million, US$1.7 million and US$2.2 million for the years ended March 31, 2006, 2005 and 2004 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Satyam Venture
On October 28, 1999, Satyam Computer Services entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam Computer Services’ equity in the profit of Satyam Venture, net of taxes amounted to US$0.5 million, US$0.7 million and US$3 thousand for the years ended March 31, 2006, 2005 and 2004 respectively.
CA Satyam
On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001, at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1.5 million each in the joint venture. Satyam Computer Services equity in the loss of CA Satyam, net of taxes amounted to US$15 thousand, US$0.1 million and US$0.4 million for the years ended March 31, 2006, 2005 and 2004 respectively.
8.     Premises, Equipment and Depreciation
Premises and equipment at cost less accumulated depreciation consist of:

	(US$ in millions)

	As of March 31,
	2006	2005

Freehold land	$7.0	$6.1
Leasehold land	1.8	1.9
Premises	23.6	14.3
Computers including servers	109.7	99.8
System software	21.0	15.8
Office equipment	61.6	51.0
Furniture and fixtures	40.1	31.9
Vehicles	7.0	5.6
Assets under construction	19.9	16.1

Total	291.7	242.5
Less: Accumulated depreciation	(185.1)	(158.4)

Premises and equipment, net	$106.6	$84.1

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2 —5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Depreciation expense amounted to US$30.6 million, US$25.0 million and US$24.4 million for the years ended March 31, 2006, 2005 and 2004 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
9.     Goodwill
Goodwill consists of:

	(US$ in millions)

	As of March 31,
	2006	2005

Goodwill
Acquisition of Citisoft Plc	$10.5	—
Acquisition of Knowledge Dynamics Pte Ltd	2.0	—
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	23.1	$23.6
Satyam Technologies Inc.	3.6	3.7

Total	39.2	27.3
Less: Accumulated amortization	(11.6)	(11.8)

Goodwill, net	$27.6	$15.5

The following table presents the reconciliation of changes in carrying values of goodwill:

		(US$ in millions)

	Year ended March 31,
	2006	2005	2004

Goodwill at the beginning of the year	$15.5	$15.5	$14.2
Acquisitions during the year	12.4	—	—
Impairment during the year	—	—	—
Change due to foreign exchange	(0.3)	—	1.3

Goodwill at the end of the year	$27.6	$15.5	$15.5

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited and Satyam Technologies Inc., and majority interest in Citisoft Plc. and Knowledge Dynamics Pte Ltd., by Satyam Computer Services. Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may not be recoverable as provided under FAS 142. Currently there is no impairment of goodwill; however, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.
10.     Intangible assets, net
Intangible assets consist of:

					(US$ in millions)

	As of March 31, 2006				As of March 31, 2005

Acquired and amortized	Weighted	Gross	Accumulated	Net	Gross	Accumulated	Net
intangible assets	average life	carrying	amortization	intangible	carrying	amortization	intangible
	(in years)	amount		assets	amount		assets

Citisoft Plc
a) Customer Relationship	8	$4.9	$(0.6)	$4.3	—	—	—
b) Customer Contracts	6	0.8	(0.1)	0.7	—	—	—
c) Trade name	5	0.6	(0.1)	0.5	—	—	—
Total		$6.3	$(0.8)	$5.5	—	—	—
Knowledge Dynamics Pte Ltd
a) Customer Contracts and Related Relationships	9	$1.0	$(0.1)	$0.9
b) Non-Compete agreements	5	0.1	—	0.1
c.) Trade name	3	—	—	—
d.) Internally developed technology	3	0.1	—	0.1	—	—	—

Total		$1.2	$(0.1)	$1.1	—	—	—

During the year the Company has not recognized any impairment of other intangible assets. The Company has adopted the provisions of SFAS No. 141 and 142, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. The Company does not have any intangible assets with indefinite useful life.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
The following table presents the reconciliation of changes in carrying values of other intangible assets:

		(US$ in millions)

	Year ended March 31,
	2006	2005	2004

Identifiable intangibles at the beginning of the year	—	—	—
Acquisitions during the year	$8.0	—	—
Amortization during the year	(0.9)	—	—
Change due to foreign exchange	(0.5)	—	—

Identifiable intangibles at the end of the year	$6.6	—	—

The following table gives details of Satyam’s total other intangible assets
The expected future annual amortization expense of other intangible assets is as follows:

US$ in millions

Estimated amortization expense:
For the year ended March 31,
2007	1.1
2008	1.1
2009	1.0
2010	1.0
2011	0.9
Beyond 2011	1.5

11.     Income Taxes
The income tax expense consists of:

	(US$ in millions)

	Year ended March 31,
	2006	2005	2004

Foreign taxes
Current	$15.4	$18.1	$20.2
Deferred	(0.8)	(0.6)	0.3
Domestic taxes
Current	27.4	9.1	3.3
Deferred	(4.3)	(1.3)	(1.3)

Aggregate taxes	$37.7	$25.3	$22.5

A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income before income tax expense is summarized below:

		(US$ in millions)

	Year ended March 31,
	2006	2005	2004

Net income before taxes	$287.8	$180.2	$137.0
Enacted tax rates in India	33.66%	36.59%	35.88%

Computed tax expense	$96.9	$65.9	$49.2
Tax effect due to non-taxable export income	(75.3)	(52.7)	(38.2)
Difference arising from different tax rates in other tax jurisdictions	10.2	5.5	7.0
Difference arising from different tax rates on gain on sale of investment	(7.0)	—	(0.6)
Stock- based compensation (non-deductible)	0.3	0.7	0.6
Changes in valuation allowance, including losses of subsidiaries	5.4	3.5	0.8
Effect of tax rate change	0.1	—	—
Others	7.1	2.4	3.7

Income taxes recognized in the statement of income	$37.7	$25.3	$22.5

The current provision for income taxes, net of payments, were US$8.5 million and US$10.7 million as of March 31, 2006 and 2005 respectively. The foreign taxes are due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefit of this tax incentive has historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.
Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a exemption from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above.
Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	(US$ in millions)

	As of March 31,
	2006	2005

Deferred tax assets:
Operating loss carry forwards	$24.0	$21.1
Provision for accounts receivable, advances and investments	5.7	5.3
Premises and equipment	0.5	0.4
Provision for gratuity and unutilized leaves	6.5	3.8

Gross deferred tax assets	36.6	30.6
Less: Valuation allowance	(24.0)	(21.1)

Total deferred tax assets	12.7	9.5

Deferred tax liabilities:
Premises and equipment	(6.4)	(3.5)
Provision for accounts receivable and advances	(2.8)	(2.6)
Intangibles	(2.2)	—
Investments in associated companies and gain on dilution	(0.3)	(5.4)

Total deferred tax liabilities	(11.7)	(11.5)

Net deferred tax assets/ (liabilities)	$1.0	$(2.0)

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$37.8 million and US$36.4 million as of March 31, 2006 and 2005 respectively.
Operating loss carry forwards for tax purposes of Satyam amounts to approximately US$24.0 million and US$21.1 million as of March 31, 2006 and 2005 respectively and are available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Net deferred tax asset/ (liabilities) included in the consolidated balance sheets are as follows:

(US$ in millions)

	As of March 31,
	2006	2005

Current assets — deferred income taxes	$12.2	$9.1
Non-current assets — other assets*	0.5	0.4
Current liabilities — accrued expenses and other liabilities*	(2.8)	(2.6)
Long-term liabilities — deferred income taxes	(8.9)	(8.9)

Net deferred tax asset/ (liabilities)	$1.0	$(2.0)

*	Included in “other assets” and “accrued expenses and other liabilities” respectively.
12.     Borrowings
Short-term debt
Short-term debt amounted to US$4.1 million and US$1.7 million as of March 31, 2006 and 2005 respectively. Short-term debt represents export packing credit facility of Nipuna at floating rate of interest of LIBOR+0.25% which is secured by a charge on book debts, accounts receivable and other moveable assets. The weighted-average interest rate on this borrowing was 5.33% and 3.61% for the years ended March 31, 2006 and 2005 respectively.
Long-term debt
Long-term debt outstanding comprise of:

	(US$ in millions)

	As of March 31,
	2006	2005

Secured debts, representing obligation principally to banks and financial institutions
— 10.25% Rupee loans of SC-Trust, maturing serially through fiscal 2008	$1.3	$1.9
— 0.95% above 6 month LIBOR working capital term loan maturing serially through fiscal 2009	5.6	—
— 0.95% above 6 month LIBOR external commercial borrowing maturing serially through fiscal 2009	10.5	—
Hire Purchase Loans	2.9	2.4

Total Debt	20.3	4.3
Less: Current portion of long-term debt	(2.4)	(3.1)

Long-term debt, net of current portion	$17.9	$1.2

Rupee loans are secured by equity shares of Satyam Computer Services’ held by the SC-Trust. In 2003, SC-Trust has repaid its rupee loans maturing in January 2004 and March 2004, amounting to US$1.2 million and US$1.4 million, respectively, with an interest rate of 13% p.a. and has replaced them with new rupee loans in same principal amounts with a fixed interest rate of 10.75% p.a. maturing in July 2005.The SC-Trust has further renewed these upto September 2007 with a revised interest rate of 10.25%.
Aggregate maturities of long-term debt subsequent to March 31, 2006, are US$2.4 million in fiscal 2007, US$1.6 million in fiscal 2008 and US$16.3 million in fiscal 2009.
Unused lines of credit
Unused lines of credit comprise of:

	(US$ in millions)

	As of March 31,
	2006	2005

Short-term debt	$3.8	$3.4
Long-term debt	3.9	20.0
Non-fund facilities	4.4	14.1

Total Unused lines of credit	$12.1	$37.5

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
On January 6, 2005, Nipuna obtained a credit facility from a bank for long term borrowings to the extent of US$20 million with an interest rate of 0.95% above 6 month LIBOR. Satyam Computer Services has given a corporate guarantee to the bank for the borrowing. As per the terms of the facility, Nipuna was required to draw the funds prior to September 30, 2005 and Nipuna has got a further extension upto June 30, 2006. The borrowing is repayable in 3 years from each draw down of the borrowing. As of March 31, 2006, Nipuna has availed US$16.1 million under the above arrangement.
13.     Employee Benefits
The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheets and statements of income.

		(US$ in millions)

	Year ended March 31,
	2006	2005	2004

Accumulated benefit obligation	$5.7	$2.6	$1.9

Change in projected benefit obligation
Projected benefit obligation at beginning of the period	$5.2	$4.0	$2.5
Service cost	1.9	1.5	0.9
Interest cost	0.4	0.3	0.2
Actuarial loss/(gain)	0.9	(0.3)	0.3
Benefits paid	(0.5)	(0.3)	(0.2)
Effect of exchange rate changes	(0.1)	—	0.3

Projected benefit obligation at end of the period	7.8	5.2	4.0

Change in plan assets
Employer contribution	0.5	0.3	0.2
Benefits paid from plan assets	(0.5)	(0.3)	(0.2)

Fair value of plan assets at end of the period	—	—	—

Funded status of the plans	(7.8)	(5.2)	(4.0)
Unrecognized net actuarial loss	1.3	0.4	1.2
Amount recognized during the period	—	—	—

Accrued benefit cost	$(6.5)	$(4.8)	$(2.8)

The components of net gratuity costs are reflected below:
Service cost	1.9	$1.5	$0.9
Interest cost	0.4	0.3	0.2
Amortization	—	—	—
Amount recognized during the period	—	—	—

Net gratuity costs	$2.3	$1.8	$1.1

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
The assumptions used in accounting for the gratuity plan for the years ended March 31, 2006, 2005 and 2004 are set out below:
Weighted-average assumptions used to determine benefit obligations:

	Year ended March 31,
	2006	2005	2004

Discount rate	8%	8.0%	7.0%
Long-term rate of compensation increase	7%	7.0%	7.0%

Weighted-average assumptions used to determine net periodic benefit cost:

	Year ended March 31,
	2006	2005	2004

Discount rate	8%	7.0%	7.0%
Long-term rate of compensation increase	7%	7.0%	7.0%

Cash Flows
Satyam expects to contribute US$1.5 million to its Gratuity plan during the year ending March 31, 2007. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(US$ in millions)

For the financial year ended March 31,	Expected contribution

2008	$1.7
2009	2.0
2010	2.5
2011	3.1
2012 — 2015	13.0

Provident Fund
Satyam’s contribution towards the Provident Fund amounted to US$10.7 million, US$6.8 million and US$3.4 million for the years ended March 31, 2006, 2005 and 2004 respectively.
Superannuation Plan
Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$1.2 million, US$0.9 million and US$0.4 million for the years ended March 31, 2006, 2005 and 2004 respectively.
14.     Earnings per Share
Basic earning per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested and unexercised shares held by the SC — Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 53,300 and 240,500 as of March 31, 2006 and 2005 respectively. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.
In addition to the above, the unallocated shares held by SC — Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,139,840 and 1,183,840 as of March 31, 2006 and 2005 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
The components of basic and diluted earnings per share were as follows:

	(US$ in millions except per share data)

	Year ended March 31,
	2006	2005	2004

Net income	$249.4	$153.8	$111.9
Equity Shares:
Average outstanding shares (in millions)	320.6	316.2	313.2
Dilutive effect of Associate Stock Options (in millions)	10.8	7.4	3.9

Share and share equivalents (in millions)	331.4	323.6	317.1

Earnings per share
Basic	$0.78	$0.49	$0.36
Diluted	$0.75	$0.48	$0.35

15.     Stock-based Compensation Plans
ASOP plan
In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 13,000,000 shares, as adjusted to eligible associates. Satyam Computer Services issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999 the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. As and when the SC-Trust issues warrants to eligible associates, the difference between the market price and the exercise price is accounted as deferred stock based compensation and amortized over the vesting period. The warrants vest immediately or vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants. As of March 31, 2006, warrants (net of lapsed and cancelled) to purchase 11,849,860 equity shares have been granted to associates pursuant to ASOP since inception.
ASOP B plan
In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 41,727,140 shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. As of March 31, 2006, options (net of lapsed and cancelled) to purchase 31,381,633 equity shares have been granted to associates under this plan since inception.
ASOP ADS plan
In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These warrants vest over a period of 1-10 years from the grant date. As of March 31, 2006, warrants (net of lapsed and cancelled) for 1,660,971 ADSs representing 3,321,942 equity shares have been granted to associates under the ASOP ADS since inception.
Warrant grants
During the year ended March 31, 2006, the SC-Trust issued immediately vesting warrants for 13,200 shares and warrants for 30,800 (net of Nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year ended March 31, 2006, under the ASOP B plan, Satyam Computer Services issued warrants for 492,181 (net of 2,797,595 warrants cancelled) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 69,993 ADS representing 139,986 (net of warrants for 90,222 ADS representing 180,444 shares cancelled) shares to associates under the ASOP (ADS) plan.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
During the year ended March 31, 2005, the SC-Trust issued immediately vesting warrants for 50,840 and warrants for 384,500 (net of nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year, under the ASOP B plan, Satyam Computer Services issued warrants for 11,957,233 (net of 2,248,524 warrants cancelled) shares to the associates. During the year, under the ASOP (ADS), Satyam Computer Services issued warrants for 2,64,560 ADS representing 529,120 (net of warrants for 102,164 ADS representing 204,328 shares cancelled) shares to associates under the ASOP (ADS) plan.
During the year ended March 31, 2004, the SC-Trust issued immediately vesting warrants for 92,500 and warrants for 89,500 (net of 11,700 warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year, under the ASOP B plan, Satyam Computer Services issued warrants for 4,465,271 (net of 645,528 shares cancelled) shares to the associates During the year, under the ASOP (ADS), Satyam Computer Services issued warrants for 63,143 ADS representing 126,286 (net of warrants for 64,200 ADS representing 128,400 shares cancelled) shares to associates under the ASOP (ADS) plan.
Changes in number of equity shares representing stock options outstanding for each of the plans were as follows:

	Year ended March 31,
	2006		2005		2004

	Number of	Weighted	Number of	Weighted	Number of	Weighted
ASOP Plan	equity	Average	equity	Average	equity	Average
	shares	Exercise	shares	Exercise	shares	Exercise
		Price		Price		Price

Balance at the beginning of the year	240,500	$2.35	58,200	$1.99	1,167,380	$1.31
Granted	44,000	$2.74	435,340	$2.24	193,700	$1.68
Exercised	(231,200)	$2.26	(253,040)	$2.09	(523,140)	$1.81
Cancelled	—	—	—	—	(11,700)	$1.90
Lapsed	—	—	—	—	(768,040)	$1.18

Balance at the end of the year	53,300	$2.83	240,500	$2.35	58,200	$1.99

Exercisable at the end of the year	—	—	—	—	4,600	$1.81
Weighted average fair value of options granted during the year	44,000	$12.15	435,340	$7.65	193,700	$8.72

	Year ended March 31,
	2006		2005		2004

	Number of	Weighted	Number of	Weighted	Number of	Weighted
ASOP B	equity	Average	equity	Average	equity	Average
	shares	Exercise	shares	Exercise	shares	Exercise
		Price		Price		Price

Balance at the beginning of the year	26,830,315	$7.14	17,510,481	$6.05	14,464,148	$5.33
Granted	3,289,776	$9.41	14,205,757	$8.06	5,110,799	$6.33
Exercised	(4,519,802)	$6.10	(2,637,399)	$5.02	(1,418,938)	$5.09
Cancelled	(2,797,595)	$7.54	(2,248,524)	$6.67	(645,528)	$5.53

Balance at the end of the year	22,802,694	$7.47	26,830,315	$7.14	17,510,481	$6.05

Exercisable at the end of the year	5,124,404	$6.86	5,695,198	$6.76	4,517,111	$6.31
Weighted average fair value of options granted during the year	3,289,776	$9.41	14,205,757	$8.06	5,110,799	$6.33

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	Year ended March 31,
	2006		2005		2004

	Number of	Weighted	Number of	Weighted	Number of	Weighted
ASOP (ADS)	equity	Average	equity	Average	equity	Average
	shares	Exercise	shares	Exercise	shares	Exercise
		Price		Price		Price
Balance at the beginning of the year	2,515,802	$7.42	2,362,864	$5.92	2,526,550	$5.08
Granted	320,430	$11.48	733,448	$11.42	254,686	$8.65
Exercised	(664,446)	$5.38	(376,182)	$5.41	(289,972)	$5.42
Cancelled	(180,444)	$14.81	(204,328)	$7.82	(128,400)	$5.41

Balance at the end of the year	1,991,342	$8.49	2,515,802	$7.42	2,362,864	$5.92

Exercisable at the end of the year	932,882	$5.93	713,700	$5.43	343,506	$4.91
Weighted average fair value of options granted during the year	320,430	$11.48	733,448	$11.42	254,686	$8.65

Information about number of equity shares representing stock options outstanding as on March 31, 2006:

		Outstanding			Exercisable
Range of Exercise Price		Weighted	Weighted	Number of	Weighted	Number of
(per equity share)		Average Exercise	Average	equity shares	Average Exercise	equity shares
		Price (per equity	remaining	arising out of	Price (per equity	arising out of
		share)	contractual life	options	share)	options

Rs 111.68-	$2.51-	Rs 210.24			Rs 211.34
Rs 236.95	$5.33	$4.73	0.48	4,710,074	$4.75	2,475,018

Rs 236.96-	$5.33-	Rs 364.10-			Rs 349.36
Rs 554.53	$12.47	$8.19	1.02	19,860,179	$7.85	3,471,231

Rs 554.54-	$12.47-	Rs 621.64-			Rs 625.39
Rs 716.06	$16.10	$13.98	1.46	277,083	$14.06	111,037

The US$ numbers in the above tables have been translated using the closing exchange rate as of March 31, 2006 1US$= Rs 44.48
Stock based compensation plan of Nipuna
In April 2004, Nipuna established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options were granted at fair value as determined by an independent valuer as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant.
During the year ended March 31, 2006 Nipuna issued options for 1,215,506 equity shares at weighted average exercise price of Rs.80 (US$1.78) being the fair market value per share. No options were exercised during the period.
Deferred Stock-based compensation
Satyam Computer Services recognized deferred stock-based compensation of US$0.9 million, US$2.2 million and US$0.8 million for the years ended March 31, 2006, 2005 and 2004 respectively. Satyam Computer Services amortized and charged to income US$0.8 million, US$1.9 million and US$1.7 million for the years ended March 31, 2006, 2005 and 2004 respectively.
Pursuant to APB 25, deferred stock-based compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the market price of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a graded vesting basis over the vesting period of the warrants.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
16.     Segmental Reporting
Satyam has adopted SFAS 131; “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Upto March 31, 2005, Satyam provided segmental disclosures based on three business groups: IT services, Business Process Outsourcing, and Software Products. Subsequent to March 31, 2005, executive management evaluates Satyam’s operating segments based on the following two-business groups, since the revenues from Software Product segment are no longer meaningful and management does not evaluate this segment any longer:
•	IT services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet. The segment information for the year ended March 31, 2006 includes the results of Citisoft and Knowledge Dynamics which were acquired during the year.

•	Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the years ended March 31, 2006, 2005 and 2004 are as follows:
Business Segments

			(US$ in millions)

	IT	BPO	Elimination	Consolidated
	Services			totals

For the year ended March 31, 2006
Revenue — External customers	$1,082.7	$13.6	—	$1,096.3
Revenue — Inter-segment	0.8	6.4	(7.2)	—

Total Revenues	1,083.5	20.0	(7.2)	1096.3

Operating income / (loss)	228.5	(8.8)	—	219.7
Equity in earnings/(losses) of associated companies, net of taxes	(0.8)	—	—	(0.8)
Net income / (loss)	259.0	(9.6)	—	249.4
Segment assets	1,170.8	27.7	(17.3)	1,181.2
Depreciation and amortization	29.0	2.5	—	31.5
Capital expenditures for long-lived assets	53.4	3.2	—	56.6

For the year ended March 31, 2005
Revenue — External customers	$786.7	$6.9	—	$793.6
Revenue — Inter-segment	0.7	3.1	$(3.8)	—

Total Revenues	787.4	10.0	(3.8)	793.6

Operating income / (loss)	171.8	(9.3)	—	162.5
Equity in earnings/(losses) of associated companies, net of taxes	(1.1)	—	—	(1.1)
Net income / (loss)	163.7	(9.9)	—	153.8
Segment assets	885.2	16.1	(17.2)	884.1
Depreciation	23.4	1.6	—	25.0
Capital expenditures for long-lived assets	37.4	3.7	—	41.1

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	IT	BPO	Elimination	Consolidated
	Services			totals

For the year ended March 31, 2004
Revenue — External customers	$565.1	$1.3	—	$566.4
Revenue — Inter-segment	0.5	1.1	$(1.6)	—

Total Revenues	565.6	2.4	(1.6)	566.4

Operating income	125.2	(4.1)	—	121.1
Equity in earnings/(losses) of associated companies, net of taxes	(2.6)	—	—	(2.6)
Net income	116.0	(4.1)	—	111.9
Segment assets	719.3	9.9	(15.4)	713.8
Depreciation	24.0	0.4	—	24.4
Capital expenditures for long-lived assets	15.6	2.5	—	18.1

The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.
Geographic Information
The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

	(US$ in millions)

	Year ended March 31,
	2006		2005		2004

	Revenues	Long-lived	Revenues	Long-lived	Revenues	Long-lived
	from external	assets	from external	assets	from external	assets
	customers		customers		customers

North America	$711.2	$4.0	$542.4	$4.0	$414.9	$4.0
Europe	206.3	0.9	131.7	0.6	77.8	0.5
India	45.1	133.1	27.2	92.2	16.1	77.5
Japan	15.5	0.5	13.9	0.5	11.1	0.2
Rest of the World	118.2	2.3	78.4	2.3	46.5	1.8

Total	$1,096.3	$140.8	$793.6	$99.6	$566.4	$84.0

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment.
17.     Related Party Transactions
Related party transactions comprise of

	(US$ in millions)

	Year ended March 31,
	2006	2005	2004

Infrastructure and other services provided by Satyam to
Sify, its subsidiaries and associated companies	—	$0.1	$0.1
Satyam Venture	$0.5	0.3	1.2
Short term advance provided by Satyam to
CA Satyam	0.1	—	—

Total	$0.6	$0.4	$1.3

Infrastructure and other services received by Satyam from
Sify, its subsidiaries and associated companies	$2.9	$1.5	$1.4
Satyam Venture	8.6	7.1	5.4

Total	$11.5	$8.6	$6.8

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
The balances receivable from and payable to related parties are as follows:

	(US$ in millions)

	As of March 31,
Amount due from/(to) associated companies	2006	2005

Satyam Venture	$(1.8)	$(3.1)
CA Satyam	0.1	—

Total	$(1.7)	$(3.1)

18.     Shareholders’ Equity-Dividends
Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval.
Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the retained earnings available for distribution to equity shareholders was US$786.9 million, US$559.8 million and US$422.7 million for the years ended March 31, 2006, 2005 and 2004 respectively.
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
19.     Contingencies and Commitments
a)     Funding and Warrant commitments — Nipuna
Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the 0.05% cumulative convertible redeemable preference shares. Further Satyam Computer Services is required to subscribe to convertible debentures amounting to US$20 million based on certain provisions in the agreement. These convertible debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.
Satyam Computer Services, Nipuna and the investors have also entered into a warrant agreement whereby Nipuna agrees to issue to the Investors, one warrant in consideration of and based upon every US$0.1 million referral revenues received by Nipuna or its subsidiaries at any time during the period commencing from the date of initial closing and ending in June 2007 from business referred to Nipuna or its subsidiaries by an investor or its affiliates. These warrants are convertible into ordinary equity shares of Nipuna subject to a maximum of 7.5% of the then outstanding equity share capital of Nipuna on a fully diluted basis during the exercise period at the price per share then in effect and subject to other terms and conditions set forth in the agreement. As of March 31, 2006, there were no referral revenues and hence no warrants have been issued.
b)     Citisoft Plc and Knowledge Dynamics Pte Ltd.
For commitments relating to Citisoft and Knowledge Dynamics refer note 3.
c)     Bank guarantees
Bank guarantees outstanding are US$13.4 million and US$8.2 million as of March 31, 2006 and 2005 respectively. Bank guarantees are generally provided to government agencies, excise and customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.
d)     Capital commitments
Contractual commitments for capital expenditure pending execution were US$26.7 million and US$8.8 million as of March 31, 2006 and 2005 respectively. Contractual commitments for capital expenditures are relating to acquisition of premises and equipment.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
e)     Operating leases
Satyam has certain operating leases for land, office premises and guesthouses. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to US$17.5 million, US$12.5 million and US$9.1 million for the years ended March 31, 2006, 2005 and 2004 respectively.
Future minimum annual lease commitments for non-cancelable lease arrangements, including those leases for which renewal options may be exercised as of March 31, 2006 are US$4.1 million in fiscal 2007, US$2.4 million in fiscal 2008, US$0.6 million in fiscal 2009, US$1.0 million in fiscal 2010 and thereafter.
20.     Concentration of Credit Risk
Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Year ended March 31,
	2006	2005	2004

Revenues generated from top two customers
Customer I	8.80%	10.81%	14.28%
Customer II	5.14%	7.35%	9.92%
Total revenues from top five customers	24.21%	29.21%	36.45%

21.     Financial Instruments
Forward and options contracts
Satyam Computer Services enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as not material.
The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

	(US$ in millions)

	As of March 31,
	2006	2005

Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	$79.0	$160.0
Options contracts	137.0	141.5

Total	$216.0	$301.5

Balance sheet exposure:
Forward contracts	$0.4	$1.0
Options contracts	(1.8)	0.1

Total	$(1.4)	$1.1

The outstanding foreign exchange forward and options contracts as of March 31, 2006 mature between one to eleven months.
Gains/(losses) on foreign exchange forward and options contracts included under the head other income/(expense) in the statement of income are as stated below:

		(US$ in millions)

	Year ended March 31,
	2006	2005	2004

Forward contracts	$0.8	$(0.5)	$2.4
Options contracts	(1.6)	0.2	—

Total	$(0.8)	$(0.3)	$2.4

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Fair value
The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, investments, amounts due to or from related parties, short-term debts, accounts payable and other liabilities approximate their respective fair values due to their short maturity and due to no change in the interest rates for bank deposits. The approximate fair value of long-term debts, as determined by using current interest rates was US$20.3 million and US$4.3 million as of March 31, 2006 and 2005 respectively as compared to the carrying amounts of US$20.3 million and US$4.3 million as of March 31, 2006 and 2005 respectively.
22.     Schedules of Balance sheet
a)     Cash and Cash Equivalents
The cash and cash equivalents consist of:

	(US$ in millions)

	As of March 31,
	2006	2005

Cash and bank balances	$258.9	$128.1
Cash equivalents	33.9	1.7

Cash and cash equivalents	$292.8	$129.8

b)     Accounts receivable and allowance for doubtful debts
Accounts receivable consist of:

	(US$ in millions)

	As of March 31,
	2006	2005

Customers (trade)	$238.1	$178.3
Related parties	1.0	0.1
Less: Allowance for doubtful debts	(19.1)	(17.5)

Accounts receivable	$220.0	$160.9

The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.
c)     Prepaid Expenses and Other Receivables
Prepaid expenses and other receivables consist of:

	(US$ in millions)

	As of March 31,
	2006	2005

Interest accrued on bank deposits	$24.9	—
Prepaid expenses	5.3	$4.4
Directors liability insurance	0.4	0.4
Advance for expenses	12.0	5.6
Loans and advance to employees	6.2	4.7
Other advances and receivables	2.4	2.7
Less: Allowance for doubtful advances	(2.3)	(1.7)

Prepaid expenses and other receivables	$48.9	$16.1

Prepaid expenses principally include the un-expired portion of annual rentals paid for use of leased telecommunication lines, satellite link charges, and insurance premiums.
Others advances and receivables include the current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$0.4 million and US$30 thousand as of March 31, 2006 and 2005 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
d)     Other Assets
Other assets consist of:

	(US$ in millions)

	As of March 31,
	2006	2005

Interest accrued on bank deposits	—	$5.6
Deposits	$17.0	9.6
Loans and advances to employees due after one year	0.8	0.9
Deferred taxes on income	0.5	0.4
Others	1.4	1.8
Less: Allowance for doubtful advances	(1.5)	(1.5)

Other Assets	$18.2	$16.8

Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$0.7 million and US$0.3 million as of March 31, 2006 and 2005 respectively. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.
e)     Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of:

	(US$ in millions)

	As of March 31,
	2006	2005

Accrued expenses	$56.3	$28.3
Unclaimed dividend	1.1	1.0
Provision for taxation, net of payments	8.5	10.7
Provision for gratuity and unutilised leave	16.9	9.5
Deferred taxes on income	2.8	2.6
Others	23.3	12.7

Accrued expenses and other current liabilities	$108.9	$64.8

23.     Subsequent event:
Satyam Computer Services had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between Satyam Computer Services and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).
The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of Satyam Computer Services. Satyam Computer Services has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois.

Satyam Computer Services Limited
Financial Statement Schedule
Financial Statement Schedule —Valuation and qualifying accounts
1. Change in valuation allowance on deferred tax assets:

	(US$ in millions)

	Year ended March 31,
	2006	2005	2004

At the beginning of the year	$21.1	$17.6	$15.3
Change during the year	3.3	3.5	0.8
Change due to foreign exchange	(0.4)	—	1.5

At the end of the year	$24.0	$21.1	$17.6

2. Allowance for doubtful accounts on trade accounts receivable:

	(US$ in millions)

	Year ended March 31,
	2006	2005	2004

At the beginning of the year	$17.5	$13.9	$9.2
Additions	4.2	7.5	6.3
Write offs, net of recoveries	(2.2)	(3.8)	(2.7)
Change due to foreign exchange	(0.4)	(0.1)	1.1

At the end of the year	$19.1	$17.5	$13.9

3. Allowance for doubtful advances:
a)     Prepaid Expenses and Other Receivables

	(US$ in millions)

	Year ended March 31,
	2006	2005	2004

At the beginning of the year	$1.7	$1.6	$1.2
Additions	0.6	0.1	0.3
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	—	—	0.1

At the end of the year	$2.3	$1.7	$1.6

b)     Other Assets

	(US$ in millions)

	Year ended March 31,
	2006	2005	2004

At the beginning of the year	$1.5	$1.5	$1.4
Additions	—	—	—
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	—	—	0.1

At the end of the year	$1.5	$1.5	$1.5