Form 20-F
period 2007-03-31
SATYAM COMPUTER SERVICES LTD
filed 2007-04-30
CIK 1106056

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 001-15190
Satyam Computer Services Limited
(Exact Name of Registrant as Specified in Its Charter)

N/A	Republic of India
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

Satyam Technology Center
Bahadurpallay Village
Qutbullapur Mandal, R.R. District — 500855
Hyderabad, Andhra Pradesh
India
(91) 40 3063 3535
(Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares,	The New York Stock Exchange
each represented by two equity shares,
par value Rs. 2.0 per share
(Title of Class)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     667,196,009 equity shares, including 130,209,472 underlying equity shares for 65,104,736 ADSs, were issued and outstanding as of March 31, 2007.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑           No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑          Accelerated filer ☐          Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐           Item 18 ☑
     If this report is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

SATYAM COMPUTER SERVICES LIMITED

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless otherwise stated in this Annual Report on Form 20-F, or “Annual Report,” or unless the context otherwise requires, references in this Annual Report to “we,” “our,” “us,” “Satyam,” “Satyam Computer Services” and “our company” are to Satyam Computer Services Limited and its consolidated subsidiaries and other consolidated entities.
In this Annual Report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all.
Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate in the City of New York on March 30, 2007 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 30, 2007 was Rs. 43.10 per $1.00.
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
In addition to historical information, this Annual Report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Item 3. Key Information—Risk Factors.” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Annual Report. In addition, you should carefully review the other information in this Annual Report and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, or SEC, from time to time. Our filings with the SEC are available on its website, www.sec.gov.
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
We are not required to update any of the forward-looking statements after the date of this Annual Report to conform such statements to actual results or to reflect events or circumstances that occur after the date the statement is made or to account for unanticipated events.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
You should read the following selected consolidated historical financial data in conjunction with our financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The statement of operations data for the five years ended March 31, 2007 and the balance sheet data as of March 31,2007, 2006, 2005, 2004, and 2003 are derived from our consolidated audited financial statements including the notes, which have been prepared and presented in accordance with U.S. GAAP. As of December 9, 2002, we ceased to hold a controlling interest in Sify Limited, or Sify, and subsequently changed the method of accounting for our interest in Sify from the consolidated accounting method to the equity method. On May 12, 2005, we acquired a 75% interest in Citisoft Plc and on October 1, 2005, we acquired 100% of the shares of Knowledge Dynamics Pte Ltd. On November 9, 2005, we sold our entire 31.6% stake in Sify as a result of which Sify ceased to be our associate company. Further during June 2006 we acquired the balance 25% interest in Citisoft Plc. As a result of the above, financial data as of March 31, 2007 and for the year ended March 31, 2007 are not comparable to financial data as of and for the years ended March 31, 2006, 2005, 2004 and 2003.

	Year Ended March 31,
	2007	2006	2005	2004	2003
	(dollars in millions, except per share and per ADS data, or as stated otherwise)
Statement of operations data
Revenues:
IT services	$1,432.5	$1,082.7	$786.7	$565.1	$459.2
BPO	28.9	13.6	6.9	1.3	—

Total revenues	$1,461.4	$1,096.3	$793.6	$566.4	$459.2
Cost of revenues(1)	(937.6)	(689.0)	(506.8)	(343.6)	(275.2)

Gross profit	523.8	407.3	286.8	222.8	184.0
Operating expenses:
Selling, general and administrative expenses (2)	(232.2)	(187.6)	(124.3)	(101.7)	(116.9)
Amortization of goodwill	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—

Impairment of other non-marketable investments	—	—	—	—	(3.3)
Reversal of put option charge	—	—	—	—	19.8

Total operating expenses	(232.2)	(187.6)	(124.3)	(101.7)	(100.4)

Operating income/(loss)	291.6	219.7	162.5	121.1	(83.6)
Interest income	37.3	26.3	22.3	20.3	7.2
Interest expense	(3.6)	(1.3)	(0.4)	(0.5)	(0.8)
Gain on sale of shares in associated companies/ other investments	—	43.6	—	2.7	0.8

	Year Ended March 31,
	2007	2006	2005	2004	2003
	(dollars in millions, except per share and per ADS data, or as stated otherwise)
Gain/(loss) on foreign exchange transactions	(3.3)	0.3	(4.6)	(8.9)	(4.8)
Other income/(expenses), net	6.2	(0.8)	0.4	2.3	(1.7)

Income/(loss) before income taxes, minority interest and equity in earnings/ (loss) of associated companies	328.2	287.8	180.2	137.0	84.3
Income taxes	(30.6)	(37.7)	(25.3)	(22.5)	(9.8)
Minority interest	—	0.1	—	—	11.1

Income before equity in earnings/(losses) of associated companies	297.6	250.2	154.9	114.5	85.6
Equity in earnings/ (losses) of associated companies, net of taxes	0.8	(0.8)	(1.1)	(2.6)	(3.3)

Net income (loss)	$298.4	$249.4	$153.8	$111.9	$82.3

	Year Ended March 31,
	2007	2006	2005	2004	2003
	(dollars in millions, except per share and per ADS data, or as stated otherwise)
Earnings (loss) per share:
Basic	$0.46	$0.39	$0.24	$0.18	$0.26
Diluted	0.45	0.38	0.24	0.18	0.26
Earnings (loss) per ADS:
Basic	0.92	0.78	0.48	0.36	0.52
Diluted	0.90	0.75	0.48	0.36	0.52

Weighted average equity shares used in computing earnings per shares (in millions):
Basic	652.5	641.2	632.4	626.4	623.6
Diluted	666.0	662.8	647.2	634.2	637.4

Weighted average equity shares used in computing earnings per ADS:
Basic	326.3	320.6	316.2	313.2	311.8
Diluted	333.0	331.4	323.6	317.1	318.7
Cash dividend per equity share	0.13	0.11	0.12	0.08	0.03
Cash dividend per ADS	0.26	0.22	0.24	0.17	0.06

(1)	Inclusive of stock-based compensation expense of $12.8 million, $Nil, $0.8 million, $0.9 million and $1.6 million in fiscal 2007, 2006, 2005, 2004 and 2003 respectively.

(2)	Inclusive of stock-based compensation expenses of $2.9 million, $0.8 million, $1.1 million, $0.8 million and $2.9 million during the years ended March 31, 2007, 2006, 2005, 2004 and 2003 respectively.

	As at March 31,
	2007	2006	2005	2004	2003
	(dollars in millions)
Balance sheet data

Cash and cash equivalents	$152.2	$292.8	$129.8	$86.7	$62.2
Investments in bank deposits	767.6	403.7	411.6	332.1	259.4

Total assets	1,624.1	1,181.2	884.1	713.8	561.7
Total long-term debt, excluding current portion	22.2	17.9	1.2	1.8	1.7
Preferred stock of subsidiary (1)	—	20.0	20.0	10.0	—
Total shareholders’ equity	1,371.0	994.4	767.9	633.9	487.7
Capital stock(2)	587.2	481.5	449.5	431.7	421.6

(1)	In fiscal 2007, 50% of preferred stock of subsidiary has become mandatorily redeemable at the target date of May 21, 2007 and the balance 50% got converted into equity shares of Nipuna based on the terms of the existing subscription agreement.

(2)	Includes common stock and additional paid-in capital but excludes shares held by Satyam Associate Trust or SC Trust
Risk Factors
The following factors, together with the other information contained in this Annual Report and other reports and documents submitted to, or filed with, the SEC, could affect our results. If any of the following risks actually occur, our company could be seriously harmed, and the market price of our ADSs could decline.
Risks Related to Our Overall Operations
Our revenues and profitability are difficult to predict and can vary significantly from period to period which could cause our share price to decline significantly.
Our revenues and profitability have grown rapidly in recent years and may fluctuate significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. The quarterly fluctuation of revenues is primarily because we derive our revenues from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ several people for only a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. Furthermore, increasing wage pressures, employee attrition, pressure on billing rates, the time and expense needed to train and productively utilize new employees and changes in the proportion of services rendered offshore can affect our profitability in any period. There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include (i) the duration of tax holidays or tax exemptions and the availability of other Government of India or GoI incentives; (ii) currency fluctuations, particularly when the rupee appreciates in value against the U.S. dollar, since the majority of our revenues are in U.S. dollars and a significant part of our costs are in rupees; and (iii) other general economic and political factors. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business. If this were to occur, the share price of our equity shares and our ADSs would likely decline significantly.
Any inability to manage our rapid growth could disrupt our business and reduce our profitability.
We have experienced significant growth in recent periods. In fiscal 2007, our total revenues increased by 33.3% as compared to fiscal 2006, and in fiscal 2006, our total revenues increased by 38.1% as compared to fiscal 2005. As of March 31, 2007, we had 39,018 employees, whom we refer to as associates, worldwide as compared to 28,624 associates as of March 31, 2006. In addition, we are continuing our geographical expansion. We have offshore facilities in India and overseas facilities located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. In addition, we have sales and marketing offices located in Canada, Germany, Italy, the Netherlands, Spain, Sweden, United Kingdom and United States and sales and marketing offices located in the rest of the world. We have incurred $81.5 million of capital expenditures in fiscal 2007 and in fiscal 2008 we expect to incur capital expenditure of approximately $100.0 million to finance the construction of new facilities and the expansion of our existing facilities in our offshore centers and to establish offsite centers outside of India.
We expect our growth to place significant demands on our management and other resources and to require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:
•	recruiting and retaining sufficiently skilled technical, marketing and management personnel

•	providing adequate training and supervision to maintain our high quality standards;

•	preserving our culture and values and our entrepreneurial environment; and

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems
     Our inability to manage our growth effectively could disrupt our business and reduce our profitability.
The current economic environment, pricing pressure and rising wages in India have negatively impacted our revenues and operating results.
Spending on information technology, or IT, in most parts of the world has been increasing after a two-year decreasing trend due to a challenging global economic environment. We do experience pricing pressures from our customers, which can negatively impact our operating results. If economic growth slows, our utilization and billing rates for our associates could be adversely affected which may result in lower gross and operating profits.
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
In fiscal 2007, fiscal 2006 and fiscal 2005, approximately 63.2%, 64.9%, and 68.3% respectively, of our total revenues were derived from the United States. For the same periods, we earned 27.0%, 28.6%, and 29.2% of our IT revenues from the manufacturing industry and 17.5%, 18.5%, and 17.8% of our IT revenues from the banking and finance industry respectively. If the growth in the United States does not continue, our customers may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the manufacturing or banking and finance industries, or significant consolidation in these industries, or other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.
Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. In the United States, in particular, there has been increasing political and media attention on these issues following the growth of offshore outsourcing. Any changes in existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, which is the largest market for our services. In the recent past, some U.S. states have proposed legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States or have enacted laws that limit or to discourage such outsourcing. Such laws restrict our ability to do business with U.S. government- related entities. It is also possible that U.S. private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain projects. Any of these events could adversely affect our revenues and profitability. Similarly, legislation came into effect in the United Kingdom in April 2006 requiring offshore outsourcing providers in certain circumstances to compensate U.K. employees for loss of jobs arising from the offshore migration of business processes.
We face intense competition in the IT services and BPO markets which could prevent us from attracting and retaining customers and could reduce our revenues.
The markets for IT services and business process outsourcing, or BPO, are rapidly evolving and highly competitive, and we expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:
•	consulting firms such as Accenture, Bearing Point, Capgemini and Deloitte Consulting;

•	divisions of large multinational technology firms such as Hewlett-Packard and IBM;

•	IT outsourcing firms such as Computer Sciences Corporation, Electronic Data Systems and IBM Global Services; and

•	offshore IT services firms such as Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Limited
We also compete with software firms such as Oracle and SAP, service groups of computer equipment companies, in-house IT departments of large corporations, programming companies and temporary staffing firms. Nipuna Services Limited or Nipuna, our majority-owned subsidiary, through which we provide BPO services, faces competition from firms like Infosys BPO Limited formerly known as Progeon Limited and Wipro BPO, formerly known as Wipro Spectramind.
In addition, we have agreed not to compete with Nipuna as part of the investor rights and securities subscription agreements which we have entered into with Nipuna’s two other investors. Pursuant to these agreements, we and our affiliates are restricted from engaging in activities that are or could directly or indirectly be competitive with the business of Nipuna. Such activities include among others providing BPO services, soliciting existing or prospective customers of Nipuna to obtain the services offered by Nipuna from other service providers and investing in companies engaged in the same or similar business as Nipuna. These non-compete restrictions apply until the investors redeem all of their preference shares in Nipuna or their equity interest in Nipuna upto 5%. As a consequence, we currently offer and plan to continue to offer BPO services only through Nipuna. We cannot assure you that these non-compete restrictions will not adversely affect our ability to attract and retain customers in this competitive market or that they will not adversely affect our revenues.
A significant part of our competitive advantage has historically been the cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources than we have and generate greater revenues than we do, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors’ responsiveness to customer needs.
Our revenues are highly dependent upon a small number of customers.
We derive a significant portion of our revenues from a limited number of corporate customers. In fiscal 2007, fiscal 2006 and fiscal 2005, our largest customer together with its affiliates, accounted for 6.3% 8.8%, and 10.8% respectively, of our total revenues. In fiscal 2007, fiscal 2006 and fiscal 2005, our second largest customer accounted for 4.4%, 5.1% and 7.4% respectively, of our total revenues. In fiscal 2007, fiscal 2006 and fiscal 2005, our five largest customers accounted for 21.0%, 24.2% and 29.2% respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers.
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
As a core element of our business strategy, we offer a portion of our services on a fixed-price basis, along-with a time-and-materials basis. In fiscal 2007, fiscal 2006 and fiscal 2005, we derived 39.0%, 35.1%, and 34.2% respectively, of our IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. We may also have to pay damages to our customers for completion delays. Many of these project risks may be beyond our control. Our failure to accurately estimate the resources and time required for a project, future wage inflation and currency exchange rates, or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

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
A number of our customer contracts are conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.
We have not yet offered any performance-based or variable pricing terms to our customers, however we continue to consider the viability of introducing performance-based or variable-pricing contracts. Should we use value-based pricing terms, it will become more difficult for us to predict the revenues we will receive from our customer contracts, as such contracts would likely contain a higher number of contingent terms for payment of our fees by our customers. Our failure to meet contract goals or a customer’s expectations in such performance-based contracts may result in lower revenues, and a less profitable or an unprofitable engagement.
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
The contracts containing benchmarking provisions/most favored customer/and other similar clauses impact new projects or future services on existing projects and do not impact the terms of previously delivered projects/services. The most favored customer clause provides that the Company will offer the best pricing to a new customer if they are identified as a most favored customer. If an existing customer is granted a most favored customer status, the revised terms would apply to the services rendered to such customer after the grant of the most favored customer status. This clause is triggered if a similar contract is negotiated at a lower rate with a new / existing customer having similar volume, skill set, services offered, geography and domain. The reduction in the rates for a most favored customer would be applicable only from the time the Company offers a lower rate to any other customer who enters into a contract similar in nature to the most favored customer.
Historically no delivery / price adjustments have been required to be made on account of any of these clauses and we do not anticipate that these clauses will have a material future effect on our financial condition and results of operations.
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
Our ability to execute projects and to obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services that we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In fiscal 2007, fiscal 2006 and fiscal 2005, we experienced associate attrition in the IT services segment at a rate of 15.7%, 19.2%, and 16.5% respectively. Any increase in our attrition rates, particularly the attrition rate of experienced software engineers, project managers and project leaders, could harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and retrain our technical associates to keep pace with continuing changes in evolving technologies and changing customer preferences. Should we be unable to successfully recruit, retain, redeploy or retrain our technical associates, we may become less attractive to potential customers and may fail to satisfy the demands of existing customers, which would result in a decrease in revenues and profitability.
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
As of March 31, 2007, we had contractual commitments of approximately $38.2 million for capital expenditures, and we estimate spending a further $100.0 million in fiscal 2008. We may encounter cost overruns or project delays in connection with new facilities. These expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.
Restrictions on immigration may affect our ability to compete for and provide services to customers in the United States and in other countries, which could hamper our growth and cause our revenues to decline.
The vast majority of our associates are Indian nationals. Most of our projects require a portion of the work to be completed at the customer’s location which is typically outside India. The ability of our associates to work in the United States, Europe and in other countries outside India depends on the ability to obtain the necessary visas and work permits. As of March 31, 2007, the majority of our associates located outside India was in the United States and held either H-1B visas or L-1 visas, allowing the employee to remain in the United States during the term of the work permit only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. The 2005 Appropriations Bill further precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. The CIS has also issued new guidelines to more closely verify the qualifying criteria to restrict the liberal usage of L1visas. Immigration laws in the United States may also require us to meet certain levels of compensation and to comply with other legal requirements including labor certifications as a condition to obtaining or maintaining work visas for our associates working on H1B in the United States. The CIS announced on April 3, 2007 that it had received sufficient applications to fill up all 65,000 visas that were available for the year.
Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and labor and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our employees. Our reliance on work visas for a significant number of associates makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with associates who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our associates or may encounter delays or additional costs in obtaining or maintaining the condition of such visas.
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
Our insiders are significant shareholders, are able to influence the election of our board and may have interests which conflict with those of our shareholders or holders of our ADSs.
Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate approximately 0.39% of our outstanding equity shares as of March 31, 2007. In addition, two of our executive directors control SRSR Holdings Private Limited, which holds approximately 8.38% of our outstanding equity shares as of March 31, 2007. As a result, acting together, this group has the ability to exercise influence over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions. These insider shareholders may exercise influence even if they are opposed by our other shareholders. Without the consent of these insider shareholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to us and our shareholders.
Our financial results are impacted by the financial results of entities that we do not control.
As of March 31, 2007, we have a significant non-controlling interests in Satyam Venture Engineering Services Private Limited, or Satyam Venture, and CA Satyam ASP Private Limited, or CA Satyam, that are accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as “Equity in earnings (losses) of associated companies, net of taxes” a pro-rata portion of the financial results of any such company in our statement of operations even though we do not control such company but have the ability to exercise certain influence over their operating and financial policies. Thus, our reported results of operations can be higher or lower depending on the results of Satyam Venture and CA Satyam or other companies in which we may make similar investments even though we may have only a limited ability to influence their activities. We may also be required to record additional impairment charges in their carrying value if we deem the investment to be impaired due to adverse events, many of which are outside of our control, on their business, results of operations and financial condition in future periods. Currently, we make estimates in the preparation of financial statements including assessing goodwill for impairment. Changes in such estimates resulting from events, many of which are outside of our control, may result in the impairment of goodwill which would negatively impact our net income. Such impact on net income may result in a reduction of the market value of our shares.

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
Stock-based compensation expenses may significantly reduce our net income.
Although we have suspended, except in certain cases, new grants of stock options under ASOP – B and ASOP – ADS as of April 1, 2005, our reported net income has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, some of which have outstanding obligations to grant options in future, employees are typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. Effective April 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards or SFAS No. 123 (revised 2004), “Share-Based Payment” or SFAS 123R. We adopted SFAS 123R using the modified prospective transition method, which required the application of the accounting standard as of April 1, 2006, the first day of our fiscal year 2007. Under this transition method, stock-based compensation expensed for the year ended March 31, 2007 includes
a)	compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” or SFAS 123 and

b)	Stock-based compensation expenses for all stock-based compensation awards granted after April 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, our consolidated financial statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. Depending on the grant date fair value and future grants are made, amortization of deferred stock-based compensation may contribute to reducing our operating income and net income. Our subsidiaries also have stock option schemes which may generate stock-based compensation expenses and which have and in the past reduced, and may in the future reduce our operating income and net income.
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the SEC, regulations, the New York Stock Exchange or NYSE, rules, the Securities and Exchange Board of India, or SEBI, rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.
In particular, our efforts to continue to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. While currently we do not have any material weaknesses there can be no assurance that future tests will not result in our independent auditors being unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.
Additionally, under revised corporate governance standards adopted by the Bombay Stock Exchange Ltd, or BSE, and the National Stock Exchange of India Limited, or NSE, which we collectively refer to as the Indian Stock Exchanges, we have been required to comply with additional standards from December 31, 2005. These standards include a certification by our chief executive officer and chief financial officer that they have evaluated the effectiveness of our internal control systems and that they have disclosed to our auditors and our audit committee any deficiencies in the design or operation of our internal controls of which they may become aware, as well as any steps taken or proposed to resolve the deficiencies.
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
As a foreign private issuer, we are subject to requirements under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are different from the requirements applicable to domestic U.S. issuers. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules there under with respect to their purchases and sales of our equity shares and/or ADSs. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of domestic U.S. issuers and therefore there may be less publicly available information about us than is regularly published by or about U.S. public companies in the United States.
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
Risks Related to Investments in Indian Companies
We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, GoI policies, including taxation policies, as well as political, social and economic developments affecting India.
The GoI has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.
The statutory corporate income tax rate in India is currently 30.0%. This tax rate is presently subject to a 10.0% surcharge. The amount of tax and surcharge payable is further subject to a 2.0% education cess, resulting in an effective tax rate of 33.66%. We benefit from tax incentives provided to software entities such as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2009 or 10 consecutive years of operations for software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for our STP units was reduced from 100.0% to 90.0% for fiscal 2003. The exemption for two of our STP units in Hyderabad and one of our STP units in Bangalore and one each in Hyderabad, Chennai, Pune and Bhubaneswar expired at the end of fiscal 2005, fiscal 2006 and fiscal 2007 respectively and the exemption for the balance STP units will expire in fiscal 2008 and fiscal 2009. We also earn certain other foreign income and domestic income, which is taxable irrespective of the above tax exemption.
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
Our ADSs are freely convertible into our equity shares under the deposit agreement governing their issuance, or the Deposit Agreement. The Reserve Bank of India, or RBI, prescribes fungibility regulations permitting, subject to compliance with certain terms and conditions, the recon version of equity shares to ADSs provided that such equity shares are purchased from an Indian Stock Exchange through stock brokers and the actual number of ADSs outstanding after such recon version is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will only be able to trade those equity shares on an Indian Stock Exchange and, under present law, it is unlikely you will be permitted to reconvert those equity shares to ADSs. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs.1,000 for each day such failure continues. Such restrictions on fungibility of the underlying equity shares to ADSs may cause our equity shares to trade at a discount or premium to the ADSs.
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
South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. There has also been a recent increase in the incidence of terrorist attacks in India, including bombings at Delhi and Mumbai. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services. In addition, as an international company, our offshore and onsite operations may be impacted by natural disasters such as earthquakes, tsunamis, floods, disease and health epidemics. In December 2004, certain parts of India were severely affected by a tsunami triggered by an earthquake in the Indian Ocean, and in October 2005, certain parts of northern India, Pakistan and Afghanistan were severely devastated by a major earthquake. Though our operations were not affected by these disasters, we cannot guarantee that in the future our operations will not be affected by the effect such natural disasters may have on the economies of India and other countries in the region.
Political instability could seriously harm business and economic conditions in India generally and our business in particular.
During the past decade, the GoI has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The general elections in 2004 for the lower house of the Indian Parliament resulted in no party winning an absolute majority and a coalition government has been formed. We cannot assure you that these liberalization policies will continue in the future. Government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

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
The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. In fiscal 2007, fiscal 2006, and fiscal 2005, our U.S. dollar-denominated revenues represented 74.7%, 77.6%, and 81.8% respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings, if any.
We have sought to reduce the effect of exchange rate fluctuations on our operating results by entering into foreign exchange forward and options contracts to cover a portion of outstanding accounts receivable of Satyam Computer Services. As of March 31, 2007 and 2006, we had outstanding forward and options contracts in the amount of $ 452.6 million, and $216.0 million respectively. We may not be able to purchase contracts adequate to insulate ourselves from foreign exchange currency risks. Additionally, the policies of the RBI may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.
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
Our ability to acquire companies organized outside India as part of our growth strategy depends on the approval of the GoI and/or the RBI and failure to obtain this approval could negatively impact our business.
We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing joint venture and acquisition opportunities. Foreign exchange laws in India presently permit Indian companies to acquire or invest in foreign companies without any prior governmental approval if the transaction amount does not exceed 200.0% of the net worth of the foreign company as of the date of its most recent audited balance sheet. If consideration for the transaction is paid out of the proceeds of an American Depositary Receipt, or ADR, or Global Depositary Receipt, or GDR, sale, Indian exchange control laws do not impose any investment limits. Acquisitions in excess of the 200% net worth threshold require prior RBI approval. It is possible that any required approval from the RBI may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.
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
We have registered “Satyam” and other related marks in India and the United States under certain classes and have applied for the registration of such marks in other jurisdictions where we carry on business. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of confidential and proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of confidential and proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.
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
We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert the management’s attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.
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
The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. The high and low prices of our shares on the BSE from fiscal 2003 until the latest practicable date are set forth in the table below.

	High		Low
Fiscal Year	Rs.	$ Equivalent	Rs.	$ Equivalent
2003	145.9	3.1	87.6	1.8
2004	195.5	4.5	63.7	1.5
2005	221.0	5.1	125.0	2.9
2006	431.0	9.7	182.2	4.1
2007	524.9	12.2	270.5	6.3
2008(Through April 20, 2007)	495.9	11.9	435.0	10.2
On April 20, 2007, the closing price of our shares on the BSE was Rs.476.20. For comparison purposes, these prices have been adjusted to give effect to our October 10, 2006 two-for-one stock split (in the form of stock dividend). The prices of our shares have been translated into U.S. dollars based on the noon-buying rate as certified by the Federal Reserve Bank of New York on the last date of each period presented.

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
We have been advised by our Indian counsel, that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, may not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment was founded on a claim which breached the laws of India.
You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.
Generally, capital gains, whether short-term or long-term, arising from the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the NSE on the date the Depositary advises the custodian to exchange receipts for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by our Depositary to the custodian. With effect from October 1, 2004, any gains realized on the sale of listed equity shares held for more than 12 months to an Indian resident, or a non-resident investor in India, will not be subject to Indian capital gains tax if the securities transaction tax has been paid on the transaction. Investors are advised to consult their own tax advisors and to consider carefully the potential tax consequences of an investment in our ADSs.
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
Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. You may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement relating to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our Depositary, which may sell the securities for your benefit. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.
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
Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10.0% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up value of at least Rs. 50,000. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to our Depositary, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.
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
The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of March 31, 2007, we had an aggregate of equity shares outstanding of 664,900,129 (excluding 2,295,880 equity shares held by the Satyam Associate Trust), which includes underlying equity shares of 130,209,472 represented by 65,104,736 ADSs. In addition, as of March 31, 2007 we had outstanding options to purchase approximately 7,986,700 of our equity shares. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

ITEM 4. INFORMATION ON THE COMPANY
Business Overview
We were incorporated under the laws of the Republic of India in June 1987. Our principal executive office is located at Satyam Technology Center, Bahadurpallay Village, Qutbullapur Mandal, R.R. District – 500855, Hyderabad, Andhra Pradesh, India. Our telephone number at this address is (91) 40-3063-3535. Our website address is www.satyam.com and information contained on our website does not constitute a part of this Annual Report.
We are a global IT solutions provider, offering a comprehensive range of IT services to our customers including, application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. We also offer BPO services through our majority-owned subsidiary company, Nipuna. We began providing IT services to businesses in 1988 and were the fourth largest Indian IT software and services company, based on the amount of export revenues generated during fiscal 2006. Our revenues grew to $1,461.4 million in fiscal 2007 from $566.4 million in fiscal 2004, representing a compound annual growth rate, or CAGR of 37.2%. For the same period, our net income grew from $111.9 million to $298.4 million. The number of our employees, whom we refer to as associates, grew from 14,456 as of March 31, 2004 to 39,018 as of March 31, 2007.
We provide services to customers from various industries including manufacturing, banking and financial services, insurance, telecommunications, infrastructure media and entertainment and semiconductors or TIMES, healthcare, retail and transportation. We believe we have the ability to develop large, long-term customer relationships, by demonstrating an understanding of our customers’ business requirements through our industry expertise and by continually providing high quality services in a cost effective manner. As of March 31, 2007, we had 558 active customers, including 163 Fortune Global 500 or Fortune U.S. 500 companies and 57 companies that generated more than $5.0 million in annual revenues in fiscal 2007. 86.7% of our revenues for fiscal 2007 and 90.6% of our revenues for fiscal 2006 were from repeat business given by our existing customers.
In June 2002, we established our majority-owned BPO subsidiary, Nipuna, which offers back-office transaction processing services, customer care services and product support and technical help desk services in the areas of finance and accounting, human resources, claims administration and document management. Nipuna has added services such as research, analytics and animation to its portfolio of service offerings. As of March 31, 2007, Nipuna had 2,916 associates and 33 customers, of which 13 are Fortune Global 500 and Fortune U.S. 500 companies.
On May 12, 2005, we acquired a 75.0% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm that has focused on the investment management industry since 1986. Citisoft is a UK-based firm, with operating presences in London, Boston and New York. On June 29, 2006, we exercised the call option and acquired the remaining 25.0% equity interest in Citisoft, making Citisoft our wholly-owned subsidiary from that date. The operating results of Citisoft are evaluated by the management under IT services segment.
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
On November 7, 2005, we offered to sell an aggregate of 11,182,600 equity shares, representing our entire investment of 31.61% of the outstanding equity shares of Sify. The sale transaction was consummated on November 9, 2005 at a sale price of $5.60 per equity share aggregating to $62.3 million. We accounted for our share of equity in earnings/(losses) of Sify under equity method of accounting upto November 9, 2005. The excess of sale proceeds (net of transaction costs) over the carrying value of investment in Sify as on the date of sale amounting to $43.6 million has been recognized as gain in the statement of income during the year ended March 31, 2006.
On August 21, 2006, the shareholders of Satyam Computer Services approved a two-for-one stock split (in the form of stock dividend) which was effective on October 10, 2006. Consequently, Satyam capitalized an amount of $17.7 million from its retained earnings to common stock. All references to number of shares, per share amounts, stock option data, and market prices of Satyam Computer Services’ equity shares have been retroactively restated to reflect the stock split unless otherwise noted.
On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, the investors and Nipuna. Out of the total preference shares, 50% of the preference shares ($ 10 million) would be redeemed for $ 13.6 million at the target date on May 21, 2007 and the balance 50% would get converted into equity shares of Nipuna based on the terms of the existing subscription agreement. Since 50% of the preference shares are mandatorily redeemable. We have reclassified 50% of the preference shares as a current liability measured at fair value and accrued redemption premium amounting to $3.6 million up to March 31, 2007.
The investors gave Nipuna a notice of conversion of preference shares and in January 2007 preference shares amounting to $10 million have been converted into 6,422,267 equity shares of Nipuna. Due to the issue of shares by Nipuna, Satyam Computer Services’ ownership interest in Nipuna was reduced from 100.0% as at March 31, 2006 to 74.0% as at March 31, 2007. The shares issued to the investors are at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of US$7.9 million, net of taxes during the year ended March 31, 2007 has been recorded as an increase in additional paid in capital. Since the losses applicable to the minority interest in Nipuna exceeded the minority interest in the equity capital of Nipuna, such excess and further losses have been charged in Satyam’s consolidated statement of income.
During 2007, we have also established the following schemes “Associate Stock Option Plan - Restricted Stock Units (ASOP – RSUs)” and “Associate Stock Option Plan — RSUs (ADS)”. See “Item 6. Directors, Senior Management and Employees — Employee Benefit Plans” — for more information.
We filed a request for arbitration with the London Court of International Arbitration, or LCIA, naming Venture Global Engineering LLC, USA, VGE, as respondent. The Arbitration concerned a dispute between us and VGE in connection with their joint venture, Satyam Venture Engineering Services Private Limited. The LCIA Arbitrator issued his Final Award on April 3, 2006 in our favour. We have filed a petition to recognize and enforce the award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois. Our management believes that this will not have an adverse effect upon our results of operations, financial condition and cash flows.
Industry Overview
Global IT Services Overview
Global IT services spending has been estimated to have totalled $444 billion in fiscal 2005. The global IT services spending remained strong in fiscal 2006 with the aggregate total of $470 billion which increased by 5.9% with respect to 2005.
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
Indian IT Services Industry Overview
As organizations realize the cost effectiveness of off shoring their outsourced services, they are increasingly making off shoring a part of their business strategy.
India is considered to be the most favored destination for offshore IT service delivery. According to the National Association of Software and Services Companies, or NASSCOM strategic review 2007, the export revenue generated from the software and service industry (IT-BPO) in India was approximately $17.7 billion in fiscal 2005. In fiscal 2006, the export revenue increased by 33.3% to $23.6 billion. The projected export revenue for 2007 is approximately $31 billion and which is likely to increase to $60 billion by the end of 2010. The key factors that are expected to contribute to this growth are:
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
• Large supply of English-speaking IT professionals. We believe that India ranks second only to the United States as the country with the largest population of English-speaking IT professionals. According to the NASSCOM strategic review 2007, educational institutes in India will produce approximately 500,000 technically trained graduates (Engineering degree/Diploma/MCA) by the end of 2007. Given the shortage of technical labor in the United States and other developed economies, the availability of technically skilled personnel is proving to be a competitive advantage for Indian IT service companies.
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
• Flexible, highly evolved delivery model. We provide our services through 29 offsite centers in locations in Australia, Brazil, Canada, China, Germany, Hungary, Japan, Korea, Malaysia, Singapore, South Africa, Thailand, United Arab Emirates, the United Kingdom and United States and our onsite teams operating at our customers’ premises. Over the past decade, we have made substantial investments in our infrastructure, processes and systems allowing us to evolve our global delivery model to effectively integrate offshore, offsite, near shore and onsite services and perform a greater volume of work at our offshore development centers. This delivery model seeks to provide customers with seamless solutions in reduced timeframes, enabling them to achieve operating efficiencies and realize significant cost savings. It also enables us to deliver the most appropriate mix of resources and services on a 24/7 basis. Furthermore, our robust delivery model is flexible, so that it can be adapted to respond to customer objectives relating to critical issues such as scalability and security. We continue to evolve our delivery model and believe that our customer-oriented approach and ongoing refinements represent an important competitive advantage.
• Established leadership position in consulting and enterprise business solutions. Our consulting and enterprise business solutions help customers optimize their operating costs, enhance the efficiency of their business processes and improve their overall competitiveness. These solutions span the development, implementation, integration and maintenance of various enterprise-wide applications. Our solutions are enhanced by our strategic alliances with more than 60 leading technology providers such as SAP and Oracle. Our highly evolved delivery model, coupled with our industry expertise and center of excellence-driven technology competencies, allows us to provide customers with a value proposition in consulting and enterprise solutions. Over the past few years, we have made strategic investments to augment our capabilities in this area which is reflected in the growing revenues from this business. During fiscal 2007 and fiscal 2006 39.7% and 39.2% respectively, of our revenues, was generated from consulting and enterprise business solutions.

• Strong relationships with blue chip customers. We have long-standing relationships with large multinational corporations built on our successful execution of prior engagements. We believe we have significantly more Fortune Global 500 or Fortune U.S. 500 corporations as customers, relative to scale of revenue, as compared to other leading Indian IT services companies. As of March 31, 2007, we had 558 active customers, including 163 Fortune Global 500 or Fortune U.S. 500 companies. Our track record of delivering comprehensive solutions based on demonstrated industry and technology expertise has helped in forging strong relationships with our major customers and gaining increased business from them. We have a history of high customer retention and derive a significant proportion of our revenue from repeat business. During fiscal 2007 and fiscal 2006, 86.7% and 90.6%, respectively, of our revenues, was generated from existing customers.
•Track record of high quality execution. We are committed to achieving operational excellence in our processes, people and infrastructure. Our quality assurance programs form an integral part of our project management methodology and seek to ensure that we consistently deliver high quality services to our customers. For instance, we have a company-wide quality management system, which satisfies the ISO 9001:2000 TickIT standard. We have been assessed at CMMI Level 5, the highest level possible, and have implemented the Six Sigma processes for application development and maintenance. We have also achieved domain specific certifications like AS9100/EN9100 for ES group – Aerospace domain, PCMM Level 5 Assessment for Pune Location, S15000/ISO20000 certification for N&S across India and BS15000 Global Certification for IMS business.
We have a large pool of highly skilled, well-trained technical associates spanning 60 nationalities. As of March 31, 2007, we employed 36,997 technical associates in the IT services area. Each new technical associate participates in an intensive 12 week initial training program and a minimum of 40 hours training each year on development and leadership. We continue to develop our infrastructure to make it more resilient. For instance, we have implemented ISO 27001, the internationally recognized global upgrade from BS7799 standard, which delivers a high level of information security to protect our customers’ intellectual property. We have also established a comprehensive disaster recovery and business continuity model to ensure uninterrupted service availability from our global delivery network. We constantly benchmark our processes, people and infrastructure against globally recognized standards.
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
Delivery of IT Services
We leverage our integrated global delivery model, which we refer to as the “Right Sourcing Model,” to provide flexible service delivery alternatives to our customers through our offshore centers located in India, offsite centers established in our major markets, nearshore centers located geographically near our customers’ premises and through our onsite teams operating at our customers’ premises. Our offshore, offsite and nearshore centers are linked to our customer’s onsite system through a high performance communication network, enabling us to provide integrated services from each delivery location. Our global delivery model allows us the flexibility to transition onsite IT services seamlessly to our offsite, nearshore or offshore centers, which benefits our customers and provides us with greater returns.

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
Offsite centers
We believe that a key success factor in meeting our customers’ needs is our physical proximity to the customer. Accordingly, we have expanded and improved our offshore development model by establishing offsite centers in our major markets. We have 29 offsite centers in locations in Australia, Brazil, Canada, China, Germany, Hungary, Japan, Korea, Malaysia, Singapore, South Africa, Thailand, United Arab Emirates, the United Kingdom and United States.
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
Quality and Project Management
Critical elements for the success of our global delivery model are well established quality management systems and sophisticated project management techniques. As an integral part of our processes, we have established a strict quality assurance and control program. We are certified under the ISO 9001 TickIT standard. Each of our business units that qualify for an assessment on the CMMI model have been assessed at CMMI Level 5 resulting in Satyam being a CMMI Level 5 company. We have also achieved AS9100/EN9100 certification – Quality Systems requirements for aerospace suppliers, PCMM Level 5 Assessment for Pune Location. We have adopted Six Sigma as a way of improving our processes and providing the highest levels of quality to our customers. Our quality management system involves, among other things, a rigorous review of software development processes, review and testing of work product and regular internal quality audits.
We have been certified under ISO 27001 — Information Security Management model. This model governs our information security activities and helps us manage security, business continuity and disaster recovery requirements of our customers. We are also certified for ISO20000 — IT Service Management standard for seamlessly providing IT Service to customers. Maintaining a high level of customer satisfaction requires sophisticated project management techniques to deliver services seamlessly across multiple locations and time zones. Further, to keep pace with high growth and deliver value proposition to customers, we have implemented an enterprise wide project management tool, Optima (Operational Projects Real Time Management). Optima is based on cProjects, a new Enterprise Project Management solution from SAP. cProjects has been customized to meet our specific needs and has been implemented across the organization.
Customers
We market our services primarily to companies in the United States, Europe, the Middle East and the Asia-Pacific region. We have a global customer base which, as of March 31, 2007, consisted of 558 customers including 163 Fortune Global 500 and Fortune U.S. 500 companies.
While we derive a significant proportion of our revenues from a limited number of customers, our strategy is to seek new customers and at the same time secure additional engagements from existing customers by providing high quality services and cross-selling new services. The strength of our relationships has resulted in significant recurring revenue from existing customers. Our business from existing customers in fiscal 2007, fiscal 2006 and fiscal 2005 accounted for 86.7%, 90.6% and 92.1% of IT services revenues, respectively. In fiscal 2007, fiscal 2006 and fiscal 2005, our largest customer, together with its affiliates, accounted for 6.3%, 8.8% and 10.8%, respectively, of our total revenues. In fiscal 2007, fiscal 2006 and fiscal 2005, our second largest customer accounted for 4.4%, 5.1% and 7.4% respectively, of our total revenues. Our top five customers accounted for 21.0%, 24.2% and 29.2% of our total revenues in fiscal 2007, fiscal 2006 and fiscal 2005 respectively.
The following is a distribution of our customers by our revenues on a trailing 12-month basis or for the fiscal indicated:

	Fiscal
	2007	2006	2005
No. of $1+ million customers	116	101	109
No. of $5+ million customers	26	22	30
No. of $10+ million customers	31	23	19
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

The following is a distribution of our IT revenues across our industry segments for the three most recent fiscal years:

	Fiscal
	2007	2006	2005
Manufacturing	27.0%	28.6%	29.2%
Banking and Finance	17.5	18.5	17.8
Insurance	8.8	8.8	11.4
TIMES	20.3	18.4	17.3
Healthcare	7.2	6.1	6.0
Retail	3.5	3.1	2.8
Transportation	2.3	2.6	2.7
Others	13.4	13.9	12.8
Total	100.0%	100.0%	100.0%
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
As of March 31, 2007, we employed 268 marketing and sales associates.
BPO Services and Nipuna
Nipuna, our majority-owned subsidiary, offers BPO services including product support, technical help desk, back-office transaction processing and customer care services in the areas of finance and accounting, human resources, claims administration and document management. Nipuna has recently added services such as research, analytics and animation to its portfolio of service offerings. Nipuna also offers industry specific services to customers in the manufacturing, banking and financial services, insurance, TIMES, healthcare, retail and transportation industries.
Nipuna was established in fiscal 2002. To promote Nipuna’s business, we entered into an agreement with two investors, Olympus BPO Holdings Limited and Intel Capital Corporation Services Limited, which restricts Satyam from engaging in activities that are or could directly or indirectly be competitive with the business of Nipuna. Such activities include among others providing BPO, soliciting existing or prospective customers of Nipuna to obtain the services offered by Nipuna from other service providers and investing in companies engaged in the same or similar business as Nipuna. These non-compete restrictions apply until the investors redeem all of their preference shares in Nipuna or their equity interest in Nipuna up to 5%. See “Item 3. Key Information — Risk Factors — Risks Related to Our Overall Operations — We face intense competition in the IT services and BPO markets which could prevent us from attracting and retaining customers and could reduce our revenues.”
As of March 31, 2007, Nipuna had 33 customers including 13 Fortune Global 500 and Fortune U.S. 500 companies. For fiscal 2007, fiscal 2006 and fiscal 2005, Nipuna had revenues of $38.1 million, $20.0 million and $10.0 million respectively. Nipuna handles more than 64 business processes for its customers, a majority of which are also customers of Satyam. Majority of Nipuna’s customers are Fortune Global 500 and Fortune U.S. 500 companies, who have offshored their critical business processes to Nipuna.
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
Strategic Alliances
We have in the past entered into, and plan to continue to enter into, strategic alliances with leading technology vendors and system integrators where both parties invest to develop innovative solutions and build competencies. We have partnered with some of the leading names in key application areas such as Enterprise Resource Planning (SAP & Oracle), Customer Relationship Management, Integration Middleware, Business Intelligence (Business Objects and Informatica) and Infrastructure Management. Some of our other prominent alliance partners include JDA, Dassault Matrix One, Documentum, Hummingbird and Hyperion. We believe that our existing alliances with over 60 leading technology vendors spanning distinct parts of our customers’ value chain have enhanced our ability to offer packaged solutions across a wide array of technologies and platforms to our customers. We work closely with our alliance partners who provide assistance in technology evaluation and selection, product support and product enhancements. We also have alliances with education and research institutions (Indian Institute of Science, Carnegie Mellon University) to facilitate research and develop solutions to business problems. None of these alliances are exclusive in nature and some of the alliance agreements need to be renewed each year.
Our joint venture with Venture Engineering Global LLC, Satyam Venture, is engaged in providing engineering solutions, software development, and customization services specifically for the automotive industries worldwide. See “Item 8 – Financial information – Legal Proceedings.” See also note 19(f) consolidated financial statements included in this Annual Report. In addition, our joint venture with Computer Associates International, Inc., or CA Satyam, is engaged in the business of hosting, delivering and administering selective applications consisting of software products licensed by Computer Associates International, Inc. These two joint ventures are accounted using equity method of accounting.
Employees
We refer to our employees as “associates.” Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled technical associates. Besides competitive salaries and incentive pay, we also offer extensive training, an entrepreneurial work environment and opportunities to work overseas. Since May 1998, we have offered stock options to our associates. but, subject to certain exceptions, have decided to stop all stock based compensation with effect from October 1, 2004. As of March 31, 2007, we had 39,018 associates including Nipuna’s 2,916 associates representing a compound annual growth rate in the number of our associates of 40.5% since fiscal 2000. None of our associates are represented by a union. We believe that our relationship with our associates is good.
Our growth has been driven by our ability to attract top quality talent and effectively engage them. We strongly believe in caring for our associates’ welfare and were selected as one of the Top 3 Best Employers in India by BT-TNS-Mercer in 2006.
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
Learning and Developmental Training
We devote significant resources for training our associates. We established the Satyam Learning Center & Satyam School of Leadership, which promotes our culture of learning and serves as a catalyst for us to sustain our technological, managerial and leadership edge. We require all associates to undergo a minimum of 40 hours of learning per year. We have qualified full-time faculty at our learning center that provides ongoing training to our associates at all levels, through which we build competencies in emerging disciplines necessary to meet our customers’ needs. Our training initiatives provide us with a pool of qualified associates which in turn provides us the flexibility to ramp up resources to meet the demands of particular projects and to redeploy our personnel across projects according to our business needs. Apart from technical oriented learning, we also provide leadership training, language training and training on cultural sensitization. SLC has launched the “Satyam Learning World” a new learning management system procured by SLC, technology assisted learning hass gained significant momentum this year. Satyam Learning World (SLW) is a unique and first of its kind Virtual Learning Environment (VLE) in India. Satyam School of Leadership offers a plethora of learning initiatives for the leaders of organization. This is aimed at broadening our leadership bandwidth and developing our associates into business leaders for critical business areas such as program management and relationship management. These leaders grow other leaders by teaching and contributing to learning in the organization Trainers for our leadership training include professors from the Harvard Business School. We also recruit managers in non-software engineering fields for positions as project leaders and project managers and provide them with extensive training, usually over a six-month period, in software engineering and project management skills.
Retention
To attract, retain and motivate our associates, we seek to provide an environment that rewards entrepreneurial initiative and performance. We also provide competitive salaries and benefits as well as incentives in the form of cash bonuses. In fiscal 2007, 2006 and 2005, we experienced associate attrition in IT services at a rate of 15.7% 19.2%, and 16.5% respectively, which included involuntary attrition ranging from 3% to 5% as part of our systematic quality campaign.
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
Competition
     We operate in a highly competitive and rapidly changing market and compete primarily with:

•	consulting firms such as Accenture, Bearing Point, Capgemini and Deloitte Consulting;

•	divisions of large multinational technology firms such as Hewlett-Packard and IBM;

•	IT outsourcing firms such as Computer Sciences Corporation, Electronic Data Systems and IBM Global Services; and

•	offshore IT services firms such as Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Limited.
We also compete with software firms such as Oracle and SAP, service groups of computer equipment companies, in-house IT departments of large corporations and programming companies and temporary staffing firms. In addition, Nipuna faces competition from firms like Infosys BPO, formerly known as Progeon Ltd. and Wipro BPO, formerly known as Wipro Spectramind.
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
We have dedicated telecommunication network based on Multi Protocol Label Switching, or MPLS, technology and leased lines from reputed service providers such as Orange Business Services (formally known as Equant Inc.) for global connectivity, Sify Ltd for India domestic connections, VSNL, Bharti, Reliance and BSNL for intra-city communications in India. This network permits data communication between our facilities in India and our customers’ facilities abroad. In the United States, we have communication hubs in Vienna, Virginia and Parsippany, New Jersey to connect to our customers’ sites. Our other network hubs are Melbourne in Australia, London for the UK and rest of Europe.
We monitor the network performance and continually upgrade SatyamNet to enhance and optimize network efficiency across all operating locations. We currently have 109 Mbps commulative bandwidth for International data communication and 161Mbps Internet bandwidth globally. In addition, we have 81 Mbps of bandwidth on India MPLS connecting various cities, with our intra-city links being connected by multiple 10 Mbps lines totaling to 510Mbps across the country. We upgrade the bandwidth based on our requirements.
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
Facilities
Our corporate headquarters, the Satyam Technology Center, is located in Hyderabad, India. We own this facility, which provides a modern workspace for approximately 4,000 software associates in two buildings covering an aggregate area of approximately 676,000 square feet, which are linked to our other facilities through SatyamNet. The Satyam Technology Center also has recreational facilities and housing for up to 750 associates which covers an area of approximately 285,000 square feet. This center also houses learning facilities covering an area of approximately 115,000 square feet to train 1440 associates.

We also have additional offshore software technology centers located in Bangalore, Bhubaneshwar, Chennai, Hyderabad, Vizag and Pune in India with facilities aggregating approximately 2,408,000 square feet. We own some of the facilities while others are leased by us on a long-term basis ranging from six to nine years.
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
We have incurred $81.5 million in fiscal 2007 and in fiscal 2008 we expect capital expenditure of approximately $100.0 million to finance the construction of new facilities and the expansion of our existing facilities in our offshore centers and to establish offsite centers outside of India.
Intellectual Property
Ownership of software and associated deliverables created for customers is generally retained by or assigned to the customer, and we do not usually retain an interest in such software or deliverables. We also develop software products and software tools which are licensed to customers and remain our property. We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret, patent and trademark laws to protect our proprietary rights in technology. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our proprietary information. The source code for our proprietary software is generally protected as trade secrets and as unpublished copyright works. We have registered “Satyam” and other related marks in India and the United States under certain classes and have applied for the registration of such marks in other jurisdictions where we carry on business. We generally apply for trademarks and service marks to identify our various service and product offerings. Although we believe that our services and products do not infringe the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future.
Seasonality
Our business is not affected by seasonality.
Government Regulation
Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the GoI, including a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991. Further, there are restrictive parts of Indian law that effect our business, including the fact that we are generally required to obtain approval from the RBI and/or the Ministry of Finance of the GoI to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. Finally, the conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.
Please see “Item 10. Additional Information”, as well as “Item 3. Key Information—Risk Factors” for additional information on the effects of governmental regulation of our business.
Research and Development
Our research and development efforts are focused on developing services required by our existing customers, to attract new customers and developing competencies and leadership in our service offerings. We have established close alliances with U.S. and Indian institutions such as Carnegie Mellon University and Indian Institute of Technology, Madras to strengthen our technology competencies. We have set up an enterprise business solution laboratory where latest versions of products are evaluated, business solution scenarios are created and validated. We have set up a grid computing laboratory which simulates a live grid environment for testing sample applications on the grid. We have also established a data warehousing and business intelligence center which has developed proprietary business intelligence architectural platform which enables us to build large scale data warehousing and business intelligence solutions. We are also working with major technology providers in the areas of technology architectures for .NET for solutions for various industries. In the embedded systems space, we have created an environment to simulate various operating conditions and validate the solutions we build. We have an applied research group which focuses on creating IP in the areas of competition, communication, networking and information processing algorithms. In addition to presenting papers at international conferences and publishing in referenced journals, this group has over 16 United States patent applications in various stages of registration. In fiscal 2007 and 2006, we spent 0.03% and 0.05% of our total revenues on R&D activities.
ITEM 4A. UNRESOLVED STAFF COMMENTS
As of the date of filing of this Annual Report, we do not have any unresolved written comments from the Commission staff regarding our periodic reports under the Exchange Act.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Item 3. Key Information—Risk Factors”
Overview
We are a global IT solutions provider, offering a comprehensive range of IT services to our customers, including application development and maintenance services, consulting and enterprise business solutions extended engineering solutions, infrastructure management services. We also offer BPO services through our majority-owned subsidiary, Nipuna. We are the fourth largest Indian IT software and services company, based on the amount of export revenues generated during our fiscal year ended March 31, 2006. Our total revenues for fiscal 2007 were $1,461.4 million and over the past three fiscal years our revenues have grown at a compound annual growth rate of 37.2%.
On May 12, 2005, we acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm that has focused on the investment management industry since 1986. Citisoft is a UK-based firm, with operating presences in London, Boston and New York. On June 29, 2006, we exercised the call option and acquired the remaining 25% equity interest in Citisoft, making Citisoft our wholly-owned subsidiary from that date. The operating results of Citisoft are evaluated by the management under IT services segment.
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
     On November 7, 2005, we offered to sell an aggregate of 11,182,600 equity shares, representing our entire investment of 31.6% of the outstanding equity shares of Sify. The sale transaction was consummated on November 9, 2005 at a sale price of $5.60 per equity share aggregating to $62.3 million.
On August 21, 2006, the shareholders of Satyam Computer Services approved a two-for-one stock split (in the form of stock dividend) which was effective on October 10, 2006. Consequently, Satyam capitalized an amount of $17.7 million from its retained earnings to common stock. All references to number of shares, per share amounts, stock option data, and market prices of Satyam Computer Services’ equity shares have been retroactively restated to reflect the stock split unless otherwise noted.
On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between

Satyam, the investors and Nipuna. Out of the total preference shares, 50% of the preference shares ($ 10 million) would be redeemed for $ 13.6 million at the target date on May 21, 2007 and the balance 50% would get converted into equity shares of Nipuna based on the terms of the existing subscription agreement. Since 50% of the preference shares are mandatorily redeemable, Satyam has reclassified 50% of the preference shares as a current liability measured at fair value and accrued redemption premium amounting to $3.6 million up to March 31, 2007.
The investors gave Nipuna a notice of conversion of preference shares and in January 2007 preference shares amounting to $10 million have been converted into 6,422,267 equity shares of Nipuna. Due to the issue of shares by Nipuna, Satyam Computer Services’ ownership interest in Nipuna was reduced from 100.0% as at March 31, 2006 to 74.0% as at March 31, 2007. The shares issued to the investors are at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of US$7.9 million, net of taxes during the year ended March 31, 2007 has been recorded as an increase in additional paid in capital. Since the losses applicable to the minority interest in Nipuna exceeded the minority interest in the equity capital of Nipuna, such excess and further losses have been charged in Satyam’s consolidated statement of income.
During 2007, we have also established the following schemes “Associate Stock Option Plan - Restricted Stock Units (ASOP – RSUs)” and “Associate Stock Option Plan — RSUs (ADS)”. See “Item 6. Directors, Senior Management and Employees — Employee Benefit Plans” — for more information.
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
Our revenues and profitability have grown significantly in recent years. Our total revenues increased by 33.3% to $1,461.4 million in fiscal 2007 as compared to $1,096.3 million in fiscal 2006. Our net income increased by 19.6% to $298.4 million in fiscal 2007 from $249.4 million in fiscal 2006. Our total revenues increased by 38.1% to $1,096.3 million in fiscal 2006 as compared to $793.6 million in fiscal 2005. Our net income increased by 62.2% to $249.4 million in fiscal 2006 from $153.8 million in fiscal 2005. Our revenue and profitability growth is attributable to a number of factors related to the expansion of our business, including increase in the volume of projects completed for our widening customer base, increase in our associate numbers, increased growth in our consulting and enterprise business solutions business and a strengthening of our customer base in United States and Europe. Our growth has continued despite increasing pressure for higher wages for our associates coupled with pressure for lower prices for our customers. In fiscal 2007, fiscal 2006 and fiscal 2005, our five largest customers accounted for 23.3%, 24.2% and 29.2% respectively, of our total revenues. As of March 31, 2007, we had 39,018 employees (including employees of our subsidiaries), whom we refer to as associates, worldwide as compared to 28,624 associates as of March 31, 2006. With our continuing geographical expansion we now have offshore facilities in India and overseas facilities located in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. We also have sales and marketing offices located in Brazil, Canada, Germany, Italy, the Netherlands, Saudi Arabia, Spain, Sweden, United Kingdom and United States and sales and marketing offices in the rest of the world.
Satyam has adopted SFAS 131; “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following two business groups:
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

and supply chain management, data warehousing and business intelligence, knowledge management, document management and enterprise application integration. We also assist our customers in making their existing computing systems accessible over the Internet. The segment information includes the results of Citisoft and Knowledge Dynamics Pte Ltd, Singapore, or Knowledge Dynamics which were acquired during 2005.
•	BPO: We provide outsourced BPO services in areas such as human resources, finance and accounting, customer care (such as voice, email and chat) besides also providing industry-specific transaction processing services. We target our BPO services at the insurance, healthcare, banking and financial services, transportation, tourism, manufacturing, automotive, telecommunications, media, utilities and retail industries. Revenues from this business segment currently do not constitute a significant proportion of our total revenues; however, we anticipate that this proportion will increase over time. Our BPO services are offered through our majority-owned subsidiary, Nipuna. As part of the investor rights and securities subscription agreements which we have entered into with Nipuna’s two other investors, we have agreed not to compete with Nipuna. Pursuant to these agreements, we and our affiliates are restricted from engaging in activities that are or could directly or indirectly be competitive with the business of Nipuna. Such activities include among others providing BPO, soliciting existing or prospective customers of Nipuna to obtain the services offered by Nipuna from other service providers and investing in companies engaged in the same or similar business as Nipuna. These non-compete restrictions apply until the investors redeem all of their preference shares in Nipuna or their equity interest in Nipuna up to 5%.
Revenues
We generate revenues through fees for professional services rendered in our two segments, namely, IT services and BPO services.
The following table sets forth the total revenues (excluding inter-segment revenues) for our business segments            for fiscal 2007, 2006 and 2005:

	Year ended March 31,
	2007		2006		2005
Segment	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
IT services	$1,432.5	98.0%	$1,082.7	98.8%	$786.7	99.1%
BPO	28.9	2.0	13.6	1.2%	6.9	0.9

Total	$1,461.4	100.0%	$1,096.3	100.0%	$793.6	100.0%

We discuss below the components of our IT services revenues by technology type, contract type, offshore or onshore designation, top customers and customer geography:
Revenues by technology
The vast majority of our revenues are generated from our various IT service offerings. The following table presents our IT services revenues (excluding inter-segment revenues) by type of service offering for the periods indicated:

	Year ended March 31,
	2007		2006		2005
Technology type	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Application development and maintenance services	$675.2	47.1	$541.4	50.0%	$429.5	54.6
Consulting and enterprise business solutions	599.8	41.9	429.5	39.7	269.7	34.3
Extended engineering solutions	93.5	6.5	70.2	6.5	55.2	7.0
Infrastructure management services	64.0	4.5	41.6	3.8	32.3	4.1

Total	$1,432.5	100.0%	$1,082.7	100.0%	$786.7	100.0%

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
The following table presents our IT services revenues (excluding inter-segment revenues) by type of contract for the periods indicated:

	Year ended March 31,
	2007		2006		2005
Contract type	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Time-and-material basis	$873.2	61.0%	$702.8	64.9%	$517.3	65.8%
Fixed-price basis	559.3	39.0	379.9	35.1	269.4	34.2

Total	$1,432.5	100.0%	$1,082.7	100.0%	$786.7	100.0%

Revenues based on offshore and onsite/offsite
We provide our IT services through a combination of (i) offshore centers located throughout India, (ii) teams working onsite at a customer’s location, (iii) nearshore centers located in Canada, China and Hungary to service U.S.-based, Asia Pacific based and Europe based customers, respectively, and (iv) 29 offsite centers in locations in Australia, Brazil, Canada, China, Germany, Hungary, Japan, Korea, Malaysia, Singapore, South Africa, Thailand, United Arab Emirates, the United Kingdom and United States.. Offshore IT services revenues consist of revenues earned both from IT services work conducted at our offshore centers in India as well as onsite work conducted at customers’ premises which is related to offshore work. Offshore IT services revenues do not include revenues from our offsite or nearshore centers located outside of India or revenues from onsite work which is not related to any offshore work. These later revenues are included in onsite/offsite revenues.
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
The following table presents our IT services revenues (excluding inter-segment revenues) based on the location where services are performed for the periods indicated:

	Year ended March 31,
	2007		2006		2005
Location	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Offshore	$704.1	49.2%	$496.0	45.8%	$327.1	41.6%
Onsite/Offsite	728.4	50.8	586.7	54.2	459.6	58.4

Total	$1,432.5	100.0%	$1,082.7	100.0%	$786.7	100.0%

Revenues by top customers
Our top two customers accounted for 11.0% of our IT services’ revenues in fiscal 2007, as compared to 14.1% and 18.3% of IT services’ revenues in fiscal 2006 and 2005 respectively. Our top five customers accounted for 21.5% of IT services’ revenues in fiscal

2007, as compared to 24.5% and 29.5% of IT services’ revenues in fiscal 2005, respectively.
Revenues based on customer location
We have experienced increasing volumes of business from customers located in United States and Europe, attributable to both new customers and additional business from existing customers. We expect that most of our revenues will be generated in United States followed by Europe in fiscal 2007. The following table gives the composition of our IT services revenues (excluding inter-segment revenues) based on the location of our customers for the periods indicated:

	Year ended March 31,
	2007		2006		2005
Geographic location	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
United States	$908.7	63.4%	$699.0	64.6%	$538.2	68.4%
Europe	274.7	19.2	204.8	18.9	130.7	16.6
Japan	20.8	1.5	15.5	1.4	13.9	1.8
India	63.4	4.4	45.2	4.2	25.5	3.2
Rest of the world	164.9	11.5	118.2	10.9	78.4	10.0

Total	$1,432.5	100.0%	$1,082.7	100.0%	$786.7	100.0%

Expenses
Cost of revenues
Our cost of revenues consists primarily of the compensation cost of technical staff, depreciation on dedicated assets and system and application software costs, amortization of intangibles, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.
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
The utilization levels of our technical associates also affect our revenue and gross profits. We calculate utilization levels on a monthly basis, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he or she works 157 hours per month. We manage utilization by monitoring project requirements and timetables. The number of associates assigned to a project will vary according to size, complexity, duration, and demands of the project. Associate utilization levels for IT services were 83.8%, 85.0% and 82.1% in fiscal 2007, 2006 and 2005 respectively.
Selling, general and administrative expenses
Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, advertising, business promotion, depreciation on assets, rent, repairs, electricity and other general expenses not attributable to cost of revenues.
Subsidiaries
As of March 31, 2007, we have four wholly-owned subsidiaries, Satyam Technologies Inc., or STI, Satyam Computer Services (Shanghai) Company Limited, or Satyam Shanghai, Citisoft and Knowledge Dynamics as well as one majority owned subsidiary, Nipuna. These five subsidiaries have been consolidated in our consolidated financial statements for the year ended March 31, 2007.
Citisoft
On May 12, 2005, Satyam Computer Services acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005. The acquisition has been accounted for by following the purchase method of accounting.
The consideration for the 75% equity interest in Citisoft amounted to $17.4 million comprising of an initial consideration of $14.3 million (including direct acquisition costs of $0.9 million) and deferred consideration (non-contingent) of $3.1 million. Deferred consideration for the acquisition of the 75% equity interest was accounted for as part of the purchase consideration and disclosed as a current liability in the consolidated balance sheet as of March 31, 2006 this has been paid subsequently in June 2006. Satyam Computer Services is also required to pay a maximum earn out consideration amounting to $3.9 million in May 2007 based on achievement of targeted revenues and profits for the year ended April 30, 2007. The earn-out consideration will be accounted for as additional purchase consideration when the contingency is resolved.
Satyam Computer Services had a call option and the minority shareholders had a put option to acquire / sell the balance 25% equity shares in two tranches 12.5% on April 30, 2007 and 12.5% on April 30, 2008. The consideration payable for the first tranche of 12.5% equity shares on April 30, 2007 would amount to $2.8 million and a maximum earn-out consideration amounting to $2.7 million based on achievement of targeted revenues and profits. The consideration payable for the second tranche of 12.5% equity shares on April 30, 2008 would amount to $2.9 million and a maximum earn-out consideration amounting to $4.2 million based on achievement of targeted revenues and profits. Satyam Computer Services recorded the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 75.0% interest in Citisoft. The difference between the fair values at each valuation date was charged to selling, general and administration expenses in statement of income. On the basis of an independent valuation, the value of put option was $ Nil and $1.1 million as of May 12, 2005 and March 31, 2006 respectively.
On June 29, 2006, Satyam Computer Services exercised the call option and acquired the remaining 25% equity interest for a deferred consideration of $5.9 million payable on April 30, 2007 and a maximum earn-out consideration of $2.7 million and $4.2 million payable in May 2007 and 2008 respectively based on achievement of targeted revenues and profits for the years ended April 30, 2007 and 2008. As a result Satyam reversed the put option liability during the year ended March 31, 2007. The acquisition was accounted for as a step purchase of the 25% equity interest, the deferred consideration for the acquisition of the 25% equity interest was accounted for as part of the purchase consideration and disclosed as a current liability in the consolidated balance sheet as of March 31, 2007. The earn-out consideration will be accounted for as additional purchase consideration when the contingency is resolved.

Satyam Computer Services is also required to fund an Employee Benefit Trust (“EBT”) formed by Citisoft for the purpose of providing additional incentive to employees to contribute to the success of Citisoft. Satyam is required to fund a maximum of $3.4 million and $1.7 million on April 30, 2007 and 2008 respectively, based on achievement of targeted revenues and profits. Satyam Computer Services has recognized $1.7 million and $1.4 million in the consolidated statement of income as part of cost of revenues in respect of the EBT contribution for the years ended March 31, 2007 and 2006 respectively. The unpaid EBT contribution (disclosed as a current liability) amounted to $1.6 million and $1.4 million as of March 31, 2007 and 2006 respectively
The purchase consideration for acquisition of interest has been allocated to the assets acquired and liabilities assumed as of the date of acquisition based on management’s estimates and a valuation done by an independent valuer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The goodwill has been allocated to the IT services segment. The purchase price allocation is as follows:

$ in millions
	Acquisition of	Acquisition of
	75% interest	25% interest
Purchase price	$17.4	$5.9
Allocated to:
Net current assets	$2.2	0.7
Tangible assets	0.3	0.1
Customer Contracts related intangibles	0.8	0.3
Customer relationship related intangibles	5.4	0.7
Trade name	0.7	0.1
Goodwill	10.3	4.4
Deferred tax liability	(2.3)	(0.4)

Total	$17.4	$5.9

Pro forma disclosure regarding this acquisition has not been provided because it is not material to the operations of the Company.
Knowledge Dynamics
On July 21 2005, Satyam Computer Services announced its intention to acquire 100% of the shares of Knowledge Dynamics, a leading Data Warehousing and Business Intelligence Solutions provider. The transaction was consummated on October 1, 2005, the date of transfer of shares to Satyam Computer Services and Satyam Computer Services has consolidated Knowledge Dynamics, from October 1, 2005. The acquisition has been accounted for by following the purchase method of accounting.
The consideration for this acquisition amounted to $3.3 million comprising of initial consideration of $1.8 million (including direct acquisition costs of $11 thousand) and deferred consideration (non-contingent) of $1.5 million. The total deferred consideration for the acquisition of $1.5 million has been accounted for as part of the purchase consideration out of which $0.8 million has been paid during the year ended March 31, 2007 and $0.7 million as current liability in the balance sheet. Satyam Computer Services is also required to pay a maximum earn out consideration amounting to $1.1 million and $1.1 million on April 30, 2007 and 2008 respectively based on the achievement of targeted revenues and profits from the date of acquisition upto April 30, 2007 and 2008 respectively. The earn-out consideration will be accounted for as purchase consideration when the contingency is resolved.

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

$ in millions
Purchase price	$3.3

Allocated to:
Net current assets	$0.5
Customer Contracts and Related Relationships	1.0
Trade name	0.1
Goodwill	2.1
Deferred tax liability	(0.4)

Total	$3.3

Pro forma disclosure regarding this acquisition has not been provided because it is not material to the operations of the Company.
Associate — Sify
On November 7, 2005, we offered to sell an aggregate of 11,182,600 equity shares, representing our entire investment of 31.6% of the outstanding equity shares of Sify Limited., or Sify. The sale transaction was consummated on November 9, 2005 at a sale price of $5.60 per equity share aggregating to $62.3 million.
We accounted for our share of equity in earnings/(losses) of Sify under the equity method of accounting up to November 9, 2005. The excess of sale proceeds (net of transaction costs) over the carrying value of investment in Sify as on the date of sale amounting to $43.6 million has been recognized as gain in the statement of income during year ended March 31, 2006.
Preferred Stock of Subsidiary
Nipuna issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs 10 ($0.23) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs.10 ($0.23) per share, in exchange for an aggregate consideration of $20 million.
As per the agreement, these preference shares were mandatorily convertible into equity shares of Nipuna no later than June 2006, if Nipuna achieved certain targets for revenues and profits earned up to March 31, 2006. If these targeted revenues and profits were not achieved by Nipuna along with other triggering events, the investors had an option to either redeem these preference shares or convert them. Although certain triggering events for early redemption as per the agreement occurred during the period January 2004 to December 2004 the investors waived the right of early redemption. Further Nipuna has not achieved the targeted revenues and profits upto March 2006.
If not converted, early converted or redeemed, these convertible preference shares were redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% to 13.5% p.a. The Investors are entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs. 10 ($0.23) from the date of issuance of such Preference Shares. The dividends are cumulative and payable in cash at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of Nipuna legally available for the payment of dividends. These preference shares rank senior to all classes of Nipuna’s currently existing capital stock or established subsequently with respect to dividend distributions and repayment of capital and premium upon a Bankruptcy Event or Change in Control with respect to Nipuna, unless the terms and conditions of such class expressly provide that such class will rank senior to or on parity with the convertible redeemable cumulative preference shares. The dividend on the preference shares for the year ended March 31, 2007 is payable.
On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, the Investors and Nipuna. Out of the total preference shares, 50% of the preference shares ($ 10 million) would be redeemed for $13.6 million at the target date on May 21, 2007 and the balance 50% would get converted into equity shares of Nipuna based on the terms of the existing subscription agreement. Since 50% of the Preference Shares are mandatorily redeemable, Satyam has reclassified 50% of the preference shares as a current liability measured at fair value and accrued redemption premium amounting to $3.6 million up to March 31, 2007.
Further as per the SPRA Agreement, Satyam agrees to purchase and the Investors agree to sell these equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurs on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of $35 million to maximum of $45 million, however if an acceleration event occurs the purchase price would equal $45 million. If the share purchase closing occurs after the share purchase target date then the purchase price shall not be less than $35 million however if an acceleration event occurs the purchase price shall not be less than $45 million. This is subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. As of March 31, 2007 an acceleration event has occurred.
The forward contract is freestanding and has been accounted for under SFAS 150 and hence the issuance of Nipuna’s equity shares has been considered as a minority interest. The Investors gave Nipuna a Notice of Conversion of Preference Shares and in January 2007 preference shares amounting to $10 million have been converted into 6,422,267 equity shares of Nipuna. Due to the issue of shares by Nipuna Satyam Computer Services’ ownership interest in Nipuna was reduced from 100.0% as at March 31, 2006 to 74.0% as at March 31, 2007. The shares issued to the Investors are at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of $7.9 million, net of taxes during the year ended March 31, 2007 has been recorded as an increase in additional paid in capital. Since the losses applicable to the minority interest in Nipuna exceeded the minority interest in the equity capital of Nipuna, such excess and further losses have been charged in Satyam’s consolidated statement of income. The Investors holding in Nipuna has been accounted for as a minority interest.
The forward contract has a zero fair vale at inception and at balance sheet date since as per regulatory requirements the transaction can take place only at fair value. Upon settlement of the forward the acquisition of the minority interest would be reflected as a step acquisition with a corresponding reduction in minority interest.
Income Taxes
The statutory corporate income tax rate in India is currently 30.0%. This tax rate is presently subject to a 10.0% surcharge. The amount of tax and surcharge payable is further subject to a 2.0% education cess, resulting in an effective tax rate of 33.66%. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by our offsite, nearshore and onsite centers, principally in the United States. We benefit from tax incentives provided to software entities as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2009 or 10 consecutive years of operations of software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for one of our STP unit in Bangalore and one in Hyderabad, Chennai, Pune and Bhubaneswar expired at the beginning of fiscal 2006 and fiscal 2007 respectively and the exemption for balance of our STP units will expire in fiscal 2008 and fiscal 2009. We also earn certain other foreign income and domestic income, which are taxable irrespective of the tax holiday as stated above.
Our subsidiaries are subject to income taxes of the countries in which they operate. Our subsidiaries’ operating loss carried forward for tax purposes amounted to approximately $39.8 million as of March 31, 2007, which is available as an offset against future taxable income of such entities. These carried forward amounts expire at various dates primarily over eight to twenty years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carried forward. A valuation allowance is established attributable to deferred tax assets and losses carried forward in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized. Currently, a full valuation allowance has been made for such losses since we believe that our subsidiaries will not generate sufficient taxable income prior to expiration of carry forwards and under Indian regulations we are not allowed to file a consolidated tax return.

Results of Operations
The following table sets forth operating data in dollars and as a percentage of revenues for the years indicated:

	Year ended March 31,
	2007		2006		2005
Statement of Operations data:	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Revenues:
IT services	$1,433.2	98.1%	$1,083.5	98.8%	$787.4	99.2%
BPO	38.0	2.6	19.9	1.8	10.0	1.3
Inter-segment	(9.8)	(0.7)	(7.1)	(0.6)	(3.8)	(0.5)
Total revenues	1,461.4	100.0	1,096.3	100.0	793.6	100.0
Cost of revenues: (1)
IT services	(920.0)	(63.0)	(678.1)	(61.9)	(502.2)	(63.3)
BPO	(26.9)	(1.8)	(17.6)	(1.6)	(7.9)	(1.0)
Inter-segment	9.3	0.6	6.7	0.6	3.3	0.4
Total cost of revenues	(937.6)	(64.2)	(689.0)	(62.8)	(506.8)	(63.9)
Gross profit:
IT services	513.2	35.1	405.4	37.0	285.2	35.9
BPO	11.1	0.8	2.3	0.2	2.1	0.3
Inter-segment	(0.5)	(0.0)	(0.4)	(0.0)	(0.5)	(0.1)
Total gross profit	523.8	35.8	407.3	37.2	286.8	36.1
Operating expenses:
Selling, general and administrative expenses: (2)
IT services	(219.0)	(15.0)	(176.8)	(16.1)	(113.4)	(14.3)
BPO	(13.7)	(0.9)	(11.2)	(1.0)	(11.4)	(1.4)
Inter-segment	0.5	0.0	0.4	0.0	0.5	0.1

Total selling, general and administrative expenses	(232.2)	(15.9)	(187.6)	(17.1)	(124.3)	(15.7)
Operating income/(loss):
IT services	294.2	20.1	228.6	20.9	171.8	21.7
BPO	(2.6)	(0.2)	(8.9)	(0.8)	(9.3)	(1.2)
Inter-segment	—	—	—	—	—	—
Total operating income/(loss)	291.6	20.0	219.7	20.0	162.5	20.5
Interest income	37.3	2.6	26.3	2.4	22.3	2.8
Interest expense	(3.6)	(0.2)	(1.3)	(0.1)	(0.5)	(0.1)
Gain on sale of shares in associated companies/ others	—	—	43.6	4.0	—	0.0
Gain/ (loss) on foreign exchange transactions	(3.3)	(0.2)	0.3	0.0	(4.6)	(0.6)
Other income/(expense), net	6.2	0.4	(0.8)	(0.1)	0.4	0.0
Income before income taxes and equity in earnings/(losses) of associated companies	328.2	22.5	287.8	26.3	180.2	22.7

Income taxes	(30.6)	(2.1)	(37.7)	(3.4)	(25.3)	(3.2)
Minority interest	—	—	0.1	0.0	—	—
Equity in earnings/(losses) of associated companies, net of taxes	0.8	0.1	(0.8)	(0.1)	(1.1)	(0.1)
Net income	$298.4	20.4	$249.4	22.7	$153.8	19.4
Depreciation	32.4	2.2	30.6	2.8	25.0	3.2
Stock-based compensation	15.7	1.1	0.8	0.1	1.9	0.2

(1)	Inclusive of stock-based compensation expenses of $12.8 million, $Nil and $0.8 million for the years ended March 31, 2007, 2006 and 2005 respectively in the IT services segments.

(2)	Inclusive of stock-based compensation expenses of $2.9 million, $0.8 million and $1.1 million for the years ended March 31, 2007, 2006 and 2005 respectively, in the IT services segments.

Comparison of results for fiscal 2007 and fiscal 2006.
Revenues. Our revenues increased by 33.3% to $1,461.4 million in fiscal 2007 from $1,096.3 million in fiscal 2006. This revenue growth of $365.1 million in fiscal 2007 was primarily the result of an increase in business both from existing customers and new customers. Revenues from existing customers increased by 27.6% to $1,267.3 million in fiscal 2007 from $993.0 million in fiscal 2006. Revenues from new customers increased by 87.9% to $194.1 million in fiscal 2007 from $103.3 million in fiscal 2006. We added 138 and 120 customers including 7 and 12 from the Fortune Global 500 and Fortune U.S. 500 list in fiscal 2007 and 2006, respectively.
During fiscal 2007, revenues (IT services excluding inter-segment revenues) from consulting and enterprise business solutions increased by $170.5 million, revenues from application development and maintenance increased by $133.7 million, followed by extended engineering solutions and infrastructure management services, increased by $23.3 million and $22.3 million respectively. In terms of percentage growth in fiscal 2007 over fiscal 2006, revenues from consulting and enterprise solutions has grown by 39.7%, application development and maintenance services has grown by 24.7%, extended engineering solutions and infrastructure management services have grown by 33.2% and 53.6%, respectively.
Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis decreased to 61.0% in fiscal 2007 from 64.9% in fiscal 2006. Revenues from IT services provided on a fixed-price basis increased to 39.0% in fiscal 2007 from 35.1% in fiscal 2006. The increase in fiscal 2007 for fixed-price contracts is primarily due to the shift in customer preference regarding type of contracts from time-and-material to fixed-price.
The onsite revenues increased as a result of new engagements in consulting and enterprise business solutions in fiscal 2007, and the need for extensive interactions with customers in the early stages of new engagements to understand their business needs and create the relevant processes before we move the appropriate portion of the work offshore.
Of the total increase of $365.1 million in total revenues in fiscal 2007, $212.9 million is due to increased business in United States, $70.2 million in Europe, $46.6 million in rest of the world, $30.1 million in India and $5.3 million in Japan. Our increased business in United States and Europe was due to new customers and additional business from existing customers.
Cost of Revenues. Cost of revenues increased by 36.1% to $937.6 million in fiscal 2007 from $689.0 million in fiscal 2006. Cost of revenues represented 64.2% of revenues in fiscal 2007 and 62.8% in fiscal 2006. This increase by $248.6 million was attributable primarily to increases in associate compensation and benefits expenses, traveling expenses, communication expenses, depreciation and other expenses, attributable largely to an overall increase in our business during this period. Associate compensation and benefits expenses increased by 33.2% to $725.2 million, or 49.6% of revenues, in fiscal 2007 from $544.4 million, or 49.7% of revenues, in fiscal 2006. The increase in the associate compensation and benefits is due to: (i) revision of salaries on July 1, 2006 to the associates (ii) increase in the total number of technical associates by 10,286 to 36,997 as of March 31, 2007 from 26,711 as of March 31, 2006. (iii) increase in number of onsite technical associates by 1,959 to 7,286 as of March 31, 2007 from 5,327 as of March 31, 2006, for which we pay a higher compensation and (iv) salary incentives amounting to $22.9 million given to technical associates in fiscal 2007 as compared to $20.9 million in fiscal 2006. Traveling expenses increased by 73.7% to $82.7 million, or 5.7% of revenues, in fiscal 2007 from $47.6 million or 4.3% of revenues, in fiscal 2006. This increase was primarily due to increase in the number of travels resulting from increase in the number of technical associates. Communication expenses increased by 5.8% to $15.6 million or 1.1% of revenues in fiscal 2007 from $14.7 million, or 1.3% of revenues in fiscal 2006. This increase was primarily due to increase in number of locations of operations, both in India and abroad. Stock-based compensation expenses increased to $12.8 million, or 0.9% of revenues, in fiscal 2007 from $8 thousand in fiscal 2006 due to adoption of SFAS 123R effective from April 1, 2006. Depreciation expense increased by 10.0% to $28.7 million, or 2.0% of revenues, in fiscal 2007 from $26.1 million, or 2.4% of revenues in fiscal 2006. Other expenses comprised mainly of rent, power and fuel and maintenance expenses. Other expenses increased by 29.5% to $72.8 million, or 5.0% of revenues, in fiscal 2007 from $56.2 million, or 5.1% of revenues in fiscal 2006.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by 23.7% to $232.2 million in fiscal 2007 from $187.6 million in fiscal 2006. Selling, general and administrative expenses represented 15.9% of revenues in fiscal 2007 and 17.1% of revenues in fiscal 2006. This increase of $44.6 million in fiscal 2007 was a result primarily of increase in associate compensation and benefits for non-technical associates, communication expenses, and traveling expenses. Associate compensation and benefits increased by 27.7% to $128.8 million, or 8.8% of revenues, in fiscal 2007 as compared to $100.9 million or 9.2% of revenues in fiscal 2006 primarily on account of (i) revision of salaries on July 1, 2006 to the associates and (ii) increase in number of non-technical associates by 108 to 2,021 as of March 31, 2007 from 1,913 as of March 31, 2006. Traveling expenses increased by 36.4% to $25.5 million or 1.7% of revenues in fiscal 2007 from $18.7 million or 1.7% of revenues in fiscal 2006. Professional charges increased by 11.7% to $13.4 million or 0.9% of revenues in fiscal 2007 from $12.0 million or 1.1% of revenues in fiscal 2006. Communication expenses increased by 9.5% to $6.9 million or 0.5% of revenues in fiscal 2007 as compared to $6.3 million or 0.6% of revenues in fiscal 2006. Stock-based compensation expenses increased to $2.9 million, or 0.2% of revenues, in fiscal 2007 from $0.8 million, or 0.1% of revenues in fiscal 2006 due to adoption of SFAS 123R effective from April 1, 2006 Other expenses comprised primarily of power and fuel, rent, marketing, repairs and maintenance and advertisement expenses. Other expenses increased by 11.9% to $54.5 million or 3.7% of revenues in fiscal 2007 from $48.7 million, or 4.4% of revenues in fiscal 2006.
Operating income. Our operating income was $291.6 million in fiscal 2007, representing an increase of 32.7% over the operating income of $219.7 million in fiscal 2006. As a percentage of revenues, operating income was 20.0% in fiscal 2007, as compared to 20.0% of revenues in fiscal 2006.
Interest income. Interest income increased by 41.8% to $37.3 million in fiscal 2007 from $26.3 in fiscal 2006. The increase is primarily due to additional bank deposits made in fiscal 2007 amounting to $745.6 million.
Gain on sale of investments. Gain on sale of investments was $Nil in fiscal 2007 as compared to $43.6 million in fiscal 2006. The gain of $43.6 million in fiscal 2006 was on account of the gain on sale of 11,182,600 equity shares representing its entire 31.61% investment in Sify.
Gain/(loss) on foreign exchange transactions. Our revenues generated in U.S. dollars were 74.7% and 77.6% of total revenues in fiscal 2007 and 2006, respectively. The average exchange rate of Indian rupee to U.S. dollar in fiscal 2007 was Rs. 45.11 against Rs. 44.18 in fiscal 2006. As at March 31, 2007, the Indian rupee appreciated to Rs. 43.10 against Rs. 44.48 at March 31, 2006. As at March 31, 2006, the Indian rupee depreciated to Rs. 44.48 against 43.62 at March 31, 2005. As a result of these fluctuations in exchange rates during fiscal 2007 and fiscal 2006, loss on foreign exchange transactions was $3.3 million in fiscal 2007 as compared to a gain of $0.3 million in fiscal 2006.
Other income/(expenses), net. Other income/ (expenses), net were $6.2 million in fiscal 2007, as compared to other income /(expenses), net were $(0.8) million in fiscal 2006. The increase in the other income is primarily on account of gain on forward and options contracts due to rupee appreciation to Rs 43.10 as on March 31, 2007 from Rs 44.48 as on March 31, 2006.
Income taxes. Income taxes were $30.6 million in fiscal 2007, representing a decrease of 18.8% from $37.7 million in fiscal 2006. The decrease in income taxes is primarily on account of income taxes on sale of shares in Sify amounting to $7.7 million in fiscal 2006. The expiry of tax exemption benefit for three of our STP units resulted in increase in income taxes by $10.3 million in fiscal 2007 as compared to the expiry of tax exemption benefit for two of our STP units resulted in increase in income taxes by $2.8 million in fiscal 2006, which is offset by decrease in income of foreign branches primarily on account of rupee appreciation.
Equity in earnings/(losses) of associated companies, net of taxes. Equity in earnings/(losses) of associated companies was $0.8 million in fiscal 2007 as compared to $(0.8) million in fiscal 2006. Equity in earnings/(losses) of Satyam Venture Engineering Services Private Limited, or Satyam Venture, CA Satyam ASP Private Limited, or CA Satyam and Sify amounted to $0.6 million, $0.2 million and Nil, respectively, in fiscal 2007 as compared to $0.5 million, $(15) thousand and $(1.3) million, respectively, in fiscal 2006.
Net income. As a result of the foregoing, our net income was $298.4 million in fiscal 2007, representing an increase of 19.6% over net income of $249.4 million in fiscal 2006. As a percentage of total revenues, net income decreased to 20.4% in fiscal 2007 from 22.7% in fiscal 2006.
Comparison of results for fiscal 2006 and fiscal 2005.
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
During fiscal 2006, revenues (IT services excluding inter-segment revenues) from consulting and enterprise business solutions increased by $159.8 million, revenues from application development and maintenance increased by $111.9 million, followed by extended engineering solutions and infrastructure management services, increased by $15.0 million and $9.3 million respectively. In terms of percentage growth in fiscal 2006 over fiscal 2005, revenues from consulting and enterprise solutions has grown by 59.3%, application development and maintenance services has grown by 26.1%, extended engineering solutions and infrastructure management services have grown by 27.2% and 28.8% respectively.
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
The onsite revenues increased as a result of new engagements in consulting and enterprise business solutions in fiscal 2006, and the need for extensive interactions with customers in the early stages of new engagements to understand their business needs and create the relevant processes before we move the appropriate portion of the work offshore.
Of the total increase of $302.7 million in total revenue in fiscal 2006, $168.9 million was due to increased business in United States, $74.6 million in Europe, $39.7 million in rest of the world, $17.9 million in India and $1.6 million in Japan. Our increased business in United States and Europe was due to new customers and additional business from existing customers.
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
Gain on sale of investments. In fiscal 2006, gain on sale of investments was $43.6 million as compared to $Nil in fiscal 2005. The gain of $43.6 million in fiscal 2006 was on account of the gain on sale of 11,182,600 equity shares representing its entire 31.61% investment in Sify.
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
Other income/(expenses), net. Other income/ (expenses), net were $(0.8) million in fiscal 2006, as compared to other income /(expenses), net were $0.4 million in fiscal 2005. The decrease in the other income is primarily on account of loss on forward and options contracts.
Income taxes. Income taxes were $37.7 million in fiscal 2006, representing an increase of 49.0% from $25.3 million in fiscal 2005. This increase was primarily due to increase in tax of $7.7 million relatable to sale of shares in Sify. The expiry of tax exemption benefit for two of our STP units in Hyderabad resulted in increase in income taxes by $2.8 million in fiscal 2006.
Equity in earnings/(losses) of associated companies, net of taxes. Equity in earnings/(losses) of associated companies was $(0.8) million in fiscal 2006 as compared to $(1.1) million in fiscal 2005. Equity in earnings/(losses) of Satyam Venture, CA Satyam and Sify amounted to $0.5 million, $(15) thousand and $(1.3) million, respectively, in fiscal 2006 as compared to $0.7 million, $(63) thousand and $(1.7) million, respectively in fiscal 2005.
Net income. As a result of the foregoing, our net income was $249.4million in fiscal 2006, representing an increase of 62.2% over net income of $153.8 million in fiscal 2005. As a percentage of total revenues, net income increased to 22.7% in fiscal 2006 from 19.4% in fiscal 2005.
Liquidity and Capital Resources
Net cash provided by operating activities
Net cash provided by operating activities was $261.5 million, $162.7 million and $171.3 million in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.
In fiscal 2007, non-cash adjustments to reconcile the $298.4 million net income to net cash used in operating activities consisted primarily of depreciation and amortization expense of $33.6 million, stock-based compensation expense of $15.7 million and increase in net accounts receivable and unbilled revenues. Net accounts receivable and unbilled revenues increased by $127.7 million primarily as a result of an increase in our revenues and increase in collection period. Accounts payable and accrued expenses increased by $42.2 million primarily on account of provision for gratuity and unutilized leave by $23.7 million and increase in provision for taxation net of payments by $7.0 million.
In fiscal 2006, non-cash adjustments to reconcile the $249.4 million net income to net cash used in operating activities consisted primarily of depreciation and amortization expense of $31.5 million, increase in net accounts receivable and unbilled revenues and gain on sale of investment of $43.6 million. Net accounts receivable and unbilled revenues increased by $81.9 million primarily as a result of an increase in our revenues. Accounts payable and accrued expenses increased by $37.6 million primarily on account of accrued compensation and benefits of $7.7 million and increase in provision for gratuity and unutilized leave by $5.7 million.
In fiscal 2005, non-cash adjustments to reconcile the $153.8 million net income to net cash provided by operating activities consisted primarily of depreciation expense of $25.0 million and increase in net accounts receivable and unbilled revenues. Net accounts receivable and unbilled revenues increased by $40.7 million primarily as a result of an increase in our revenues. Accounts payable and accrued expenses increased by $18.3 million primarily on account of an increase in taxes by $2.1 million and an increase in sub-contracting charges payable by $5.0 million.
Net cash used in investing activities
Net cash used in investing activities was $422.7 million, $5.2 million and $115.5 million in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.
Net cash used in investing activities in fiscal 2007 increased by $417.5 million to $422.7 million from $5.2 million in fiscal 2006. This increase in net cash used in investing activities was primarily due to investment in bank deposits amounting to $745.6 million and purchase of premises, plant and equipment of $81.5 million during fiscal 2007 due to expansion of new facilities at Bangalore, Chennai, Hyderabad and Visakhapatnam which is offset by receipt of proceeds from maturity of bank deposits amounting to $408.0 million.
Net cash used in investing activities in fiscal 2006 decreased by $110.3 million to $5.2 million $115.5 million in fiscal 2005. This decrease in net cash used in investing activities was primarily due to proceeds from the sale of shares of Sify amounting to $62.3 million, offset by (i) payment of consideration for the acquisition of Citisoft Plc amounting to $12.1 million net of cash acquired,(ii) payment for acquisition of Knowledge Dynamics amounting to $1.6 million net of cash acquired and (iii) increase in purchases of premises, plant and equipment to $54.1 million in fiscal 2006 due to purchase of premises and equipment, primarily infrastructure, computers and other equipment associated with the expansion of new facilities at Bangalore, Chennai, Hyderabad and Visakhapatnam.
Net cash used in investing activities in fiscal 2005 increased by $55.5 million to $115.5 million from $60.0 million in fiscal 2004. This increase was primarily due to increase in investments in bank deposits amounting to $79.3 million and purchases of premises, plant and equipment to $39.0 million during fiscal 2005 due to the purchase of land by Nipuna and purchase of equipment, primarily infrastructure, computers and other equipment associated with the expansion of new facilities at Hyderabad, Bangalore and Chennai.
Net cash provided by/(used in) financing activities
Net cash provided by/(used in) financing activities was $16.1 million, $6.1 million and $(12.9) million in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.
Net cash provided by financing activities in fiscal 2007, increased by $10.0 million to $16.1 million from $6.1 million in fiscal 2006. We received cash from exercise of associate stock options (including shares subscribed but unissued) of $66.2 million, $10.9 million from short term debt by Nipuna and $4.3 million from long term debts by Nipuna. We used cash in repayment of loans amounting to $8.6 million. Cash dividends paid amounted to $56.7 million in fiscal 2007.
Net cash provided by/(used in) financing activities in fiscal 2006, increased by $19.0 million to $6.1 million from $(12.9) million in fiscal 2005. We received cash from exercise of associate stock options of $31.0 million, $3.6 million from short term debt by our subsidiary and $16.3 million from long term debts by Nipuna. We used cash in repayment of loans amounting to $3.9 million. Cash dividends paid amounted to $41.3 million in fiscal 2006.
Net cash used in financing activities in fiscal 2005, increased by $1.3 million to $12.9 million from $11.6 million in fiscal 2004. We received cash from issuance of preferred stock (net of issuance costs) of $9.5 million by our subsidiary, $15.3 million by associate stock options and $1.7 million from short-term debt by our subsidiary. Cash dividends paid amounted to $37.6 million in fiscal 2005.
As of March 31, 2007, we had cash and cash equivalents of $152.2 million, U.S. dollar denominated loans of Nipuna amounting to $20.6 million, short term borrowings of Nipuna amounting to $10.5 million and hire purchase loans amounting to $3.2 million with maturities ranging from one to three years. As of March 31, 2007, we had an unused working capital line of credit of $9.0 million from banks and unused non-funded lines of credit of $16.2 million from banks.
The following table describes our outstanding credit facilities as of March 31, 2007

		Amount	Interest	Computation
Loan Type	Lenders	outstanding	(per annum)	method
	(dollars in millions)
Working capital term loan	BNP Paribas	$10.0	6 month LIBOR +0.95%	Floating
External commercial borrowing	BNP Paribas	10.6	6 month LIBOR +0.95%	Floating
Overdraft facility	BNP Paribas	10.5	6 month LIBOR +0.25%	Floating
Other loans	Various other parties	3.2	3.0%-14.5%	Fixed

Total		$34.3

We have incurred $81.5 million in fiscal 2007 and we anticipate capital expenditure of approximately $100.0 million in fiscal 2008, principally to finance construction of new facilities in our offshore centers, expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.
We have guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the 0.05% cumulative convertible redeemable preference shares. We, Nipuna and the investors had also entered into a warrant agreement whereby Nipuna agreed to issue to the Investors, one warrant in consideration of and based upon every US$0.1 million referral revenues received by Nipuna or its subsidiaries. As of March 31, 2007, there were no referral revenues and hence no warrants have been issued.

The following table sets forth our contractual obligations and commitments to make future payments as of March 31, 2007. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations.

	Payments due as at March 31, 2007,
	Within 1	1-3	3-5	After 5
	year	years	years	Years	Total
	(dollars in millions)
Long-term debt	$1.6	$22.0	$0.2	—	$23.8
Operating leases	4.6	3.7	0.3	0.3	8.9
Unconditional purchase obligations:
Other commercial commitments	38.2	—	—	—	38.2
Bank guarantees	10.9	0.7	6.9	4.6	23.1
Gratuity Plan	2.1	5.2	8.3	19.2	34.8
Nipuna 0.05% Cumulative convertible redeemable preference shares	13.6	—	—	—	13.6
Citisoft deferred, earn-out consideration and EBT funding (1)	11.2	9.0	—	—	20.2
Knowledge Dynamics deferred and earn-out consideration (2)	2.1	1.2	—	—	3.3

Total contractual cash obligations.	$84.3	$41.8	$15.7	$24.1	165.9

(1)	The earn-out consideration and the further funding of EBT are based on fulfillment of certain conditions.

(2)	Earn-out consideration of Knowledge Dynamics is based on certain conditions.

(3)	We anticipate to incur capital expenditure of $100 million in fiscal 2008.
Based on past performance and current expectations, we believe that our cash and cash equivalents and cash generated from operations will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, and other liquidity requirements associated with our existing operations through at least the next 12 months. In addition, there are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.
Research and Development
Our research and development efforts are focused on developing services required by our existing customers, to attract new customers and developing competencies and leadership in our service offerings. We have established close alliances with U.S. and Indian institutions such as Carnegie Mellon University and Indian Institute of Technology, Madras to strengthen our technology competencies. We have set up an enterprise business solution laboratory where latest versions of products are evaluated; business solution scenarios are created and validated. We have set up a grid computing laboratory which simulates a live grid environment for testing sample applications on the grid. We have also established a data warehousing and business intelligence center which has developed proprietary business intelligence architectural platform which enables us to build large scale data warehousing and business intelligence solutions. We are also working with major technology providers in the areas of technology architectures for .NET for solutions for various industries. In the embedded systems space, we have created an environment to simulate various operating conditions and validate the solutions we build. We have an applied research group which focuses on creating IP in the areas of competition, communication, networking and information processing algorithms. In addition to presenting papers at international conferences and publishing in referenced journals, this group has over 16 United States patent applications in various stages of registration. In fiscal 2007, fiscal 2006 and fiscal 2005 we spent 0.03%, 0.05% and 0.08% of our total revenues on research and development activities, respectively.

Stock-based Compensation
Effective April 1, 2006, Satyam adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). Prior to the adoption of SFAS 123R, Satyam recognized stock-based compensation using the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000 to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro-forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. In March 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No.107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. Satyam has applied the provisions of SAB 107 in its adoption of SFAS 123R.
Satyam adopted SFAS 123R using the modified prospective transition method, which required the application of the accounting standard as of April 1, 2006, the first day of Satyam’s fiscal year 2007. Under this transition method, stock-based compensation expensed for the year ended March 31, 2007 includes a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, (“SFAS 123”) and b) Stock-based compensation expenses for all stock-based compensation awards granted after April 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.
We have five associate stock option plans. See “Item 6. Directors, Senior Management and Employees – Employee Benefit Plans” for more information.
Satyam’s Consolidated Financial Statements as of and for the year ended March 31, 2007 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. As required by SFAS 123(R), management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. Upon adoption of SFAS 123R, Satyam had no cumulative adjustment on account of expected forfeitures for stock-based awards granted prior to April 1, 2006. During the year ended March 31, 2007, Satyam recorded stock-based compensation related to stock options of $15.7 million on a graded vesting basis for all unvested options granted prior to and options granted after the adoption of SFAS 123(R). As of March 31, 2007, there was $45.3 million of unrecognized compensation cost related to unvested options which is expected to be recognized over a weighted average period of 3.84 years. Satyam issues new shares to satisfy share option exercise. Cash received from option exercises amounted to $64.4 million, $31.0 million and $15.4 million for the years ended March 31, 2007, 2006 and 2005 respectively.
The fair value of each option award is estimated on the date of grant using the Black Scholes option-pricing model. The following table gives the weighted-average assumptions used to determine fair value:

Year ended
March 31,2007
Dividend yield	0.78%
Expected volatility	59%
Risk-free interest rate	8%
Expected term (in years)	0.96
Expected Term: The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.

Risk-Free Interest Rate: The risk-free interest rate is based on the applicable rates of government securities in effect at the time of grant.
Expected Volatility: The fair values of stock-based payments were valued using a volatility factor based on the Company’s historical stock prices.
Expected Dividend: The Black Scholes option-pricing model calls for a single expected dividend yield as an input.
Estimated Pre-vesting Forfeitures: When estimating forfeitures, the Company considers voluntary termination behavior. Estimated forfeiture rates are trued-up to actual forfeiture results as the stock-based awards vest.
Effect of recently issued accounting pronouncements
In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in a Company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, which is April 1, 2007 for us. The differences, if any between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are in the process of evaluating the impact this new standard will have on our financial position, results of operations and liquidity.
In September 2006, the Securities and Exchange Commission (“SEC”) released SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Satyam adopted SAB 108 during the fourth quarter of 2007. The adoption did not have a material impact on our financial position, cash flows, or results of operations.
In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, which is fiscal year commending April 1, 2008 for us. We are in the process of evaluating the impact SFAS 157 will have on our financial position, results of operations, liquidity and its related disclosures.
As discussed in note 2(m), “Significant Accounting Policies,” effective March 31, 2007, Satyam adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),” which requires the recognition of the funded status of the retirement-related benefit plans in the Consolidated Balance Sheet and the recognition of the changes in that funded status in the year in which the changes occur through Accumulated Other Comprehensive Income, net of applicable tax effects. The provisions of SFAS No. 158 were adopted pursuant to the transition provisions therein. Satyam measures defined benefit plan assets and obligations as of March 31 and SFAS No. 158 did not affect the company’s existing valuation practices.
In February 2007, the FASB issued FASB Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007, which is fiscal year commending April 1, 2008 for us. We are in the process of evaluating the impact SFAS 159 will have on our financial position, results of operations, liquidity and its related disclosures.
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
Our IT service contracts are either on a time-and-material or fixed-price basis. The IT contracts on a fixed-price basis specify a fixed fee to create a specific deliverable for IT services within a fixed time frame. Typically, contracts for maintenance services specify the fee amounts for maintenance services during a fixed period, typically a month. In the case of development projects, the contracts specify the deliverable to be provided to the client at pre-determined prices.
Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements; require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. The use of the percentage of completion method reflects the pattern in which the obligations to the customer are fulfilled. We have used an input-based approach since the input measures are a reasonable surrogate for output measures. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.
We believe that the percentage of completion method is appropriate for revenue recognition as our revenues are earned as services are provided over the contractual term of the arrangement by rendering services to create a specific deliverable or as maintenance services are provided over the contract term. In determining whether delivery has occurred, we pay careful attention to the terms of the arrangement, specifically our’s and the customer’s rights and obligations. The use of the percentage of completion method reflects the pattern in which the obligations to the customer are fulfilled. We have used an input-based approach since the input measures are a reasonable surrogate for output measures. Our method to measure progress-to-completion on our contracts best approximates progress-to-completion as:
■	We have established a direct relationship between units of input and productivity.

■	We evaluate each contract and apply judgment to ensure the existence of a relationship between efforts expended and productivity.

■	We periodically ensure that no inefficiencies exist between the input and productivity and that the incurrence of an input results in progress-to-completion.

■	We periodically review and confirm by alternative measures the acceptability of the results provided by the input measures with the output measures.
The progress of work on a specific deliverable is monitored on a continuous basis using a project plan developed specifically for each project. The progress of the project is measured based on units of work performed (hours incurred by staff members) on a continuous basis and any modifications to the project plan are made with requisite customer approvals.

At any point in time, it is possible to determine: a) the extent of progress to date on the project, b) estimates of future efforts for completion of the project and c) the variance of the revised project plan(s) from the original project plan. As there is a direct relationship between the efforts expended and the productivity in measuring progress towards completion, the efforts expended method has been used since it is found to be reliable and also the best approximation of progress towards completion.
We provide our customers with one to three months warranty as post-sale support for our fixed-price engagements. Historically, we have not incurred any material expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.
Delivery of services/deliverables to the customer is clearly the point at which all of our obligations have been completed (i.e., the earnings process is complete and revenue recognition is appropriate) and the Company is not required to perform any additional steps. We have conformed to SAB 104 (SAB Topic 13) framework for evaluating whether customer acceptance has occurred and when a customer acceptance clause is substantively a right of return clause, a warranty provision or an arrangement for demonstration purposes.
The title to the deliverable/services passes upon their delivery and the payment is due after a specified period after customer acceptance but we are not responsible for any post-delivery services other than those imposed by the terms of the contract’s warranty. Customer acceptance is indicated either by the customer’s formal sign-off or by the passage of credit period, if the customer makes no claim under the acceptance provisions during such time. The customer sign-off only ensures that the services would not be rejected for failure to meet specifications that had already been determined to be in compliance with the arrangement, and therefore, the customer-acceptance provision is evaluated as a warranty under FAS 5, Accounting for Contingencies. We are able to reasonably and reliably estimate the amount of its warranty obligation at the time of revenue recognition.
In respect of the customer sign-offs in our arrangements:
■	we do not have any arrangements where services / deliverables are for trial or evaluation purposes and we do not grant a right of return / exchange;

■	the fees for these contracts are fixed and non refundable and delivery occurs on a prorate basis as the services are rendered. The customer sign-off rights are generally identical to those granted to all others within the same class of customer and for which satisfaction can be generally assured without consideration of conditions specific to the customer;

■	we are able to objectively demonstrate that the deliverables meet the specified criteria and that these provisions are not different from general or specific warranties and accordingly should be accounted for as warranties in accordance with FAS 5, Accounting for Contingencies. We are able to reliably estimate the related warranty costs based on a demonstrated history of substantially similar transactions; and

■	no uncertainty exists about customer acceptance once the services have been rendered. We are able to reliably demonstrate that the criteria specified in the acceptance provisions and all other revenue recognition criteria are met prior to formal customer sign-off. We believe that we would be successful in enforcing a claim for payment even in the absence of formal sign-off.
Impairment of Goodwill
Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed.. Effective April 1, 2002, we adopted provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” which sets forth the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill is tested annually for impairment, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level.
We assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:
■	• significant underperformance relative to expected historical or projected future operating results;

■	• significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

■	• significant negative industry or economic trends;

■	• significant decline in our stock price for a sustained period; and

■	• our market capitalization relative to net book value.
When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on the two-step impairment recognition and measurement guidance in accordance with SFAS 142.
The first step of the impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired, and step two of the impairment test is performed. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to the implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value.
We amortize other intangible assets over their estimated useful lives on a straight line basis unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested annually for impairment and written down to fair value as required.
We performed an annual impairment review of goodwill in 2007 and based on these tests there is no impairment of goodwill during the year ended March 31, 2007. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.
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
Stock-Based Compensation Expense
Effective April 1, 2006 we adopted SFAS 123R using the modified prospective method and therefore have not restated prior periods’ results. Under the fair value recognition provisions of SFAS 123R, we recognize stock-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.

Prior to SFAS 123R adoption, we accounted for share-based payments under APB 25 and accordingly, generally recognized stock-based compensation expense related to stock options with intrinsic value and accounted for forfeitures as they occurred.
Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards, stock price volatility, and the pre-vesting option forfeiture rate. We estimate the expected life of options granted based on historical exercise patterns, which we believe are representative of future behavior. We estimate the volatility of our common stock on the date of grant based on the historically volatility of our common stock. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock-based awards that are granted, exercised and cancelled. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.
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
Exchange Rates
The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	Month end	Average	High	Low
	(Rupees)
April-05	43.48	43.64	43.72	43.48
May-05	43.62	43.41	43.62	43.21
June-05	43.51	43.52	43.71	43.44
July-05	43.40	43.43	43.59	43.05
August-05	44.00	43.55	44.00	43.36
September-05	43.94	43.85	43.98	43.75
October-05	45.09	44.76	45.11	44.00
November-05	45.87	45.63	45.87	45.02
December-05	44.95	45.56	46.26	44.94
January-06	43.96	44.20	44.92	43.89
February-06	44.21	44.23	44.54	44.10
March-06	44.48	44.34	44.58	44.09
April-06	44.86	44.82	45.09	44.39
May-06	46.22	45.20	46.22	44.69
June-06	45.87	45.89	46.25	45.50
July-06	46.49	46.37	46.83	45.84
August-06	46.43	46.45	46.61	46.32
September-06	45.95	46.01	46.38	45.74
October-06	44.90	45.36	45.97	44.90
November-06	44.59	44.73	45.26	44.46
December-06	44.11	44.48	44.70	44.11
January-07	44.07	44.21	44.49	44.07
February-07	44.08	44.02	44.21	43.87
March-07	43.10	43.79	44.43	42.78

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
The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

	As at March 31,
	2007		2006	2005
	Amount		Amount	Amount
	(dollars in millions)
Aggregate contracted principal amounts of contracts outstanding:
Forward contracts		$100.0	$79.0	$160.0
Options contracts		352.6	137.0	141.5

Total		$452.6	$216.0	$301.5

Gains/(loss) on outstanding contracts:
Forward contracts		$2.1	$0.4	$1.0
Options contracts		2.4	(1.8)	0.1

Total		$4.5	$(1.4)	$1.1

Gains/(losses) on foreign exchange forward and options contracts are included under the heading ‘Other income/(expense)’ in the statement of income and are as stated below:

	Year ended March 31,
	2007		2006	2005
	Amount		Amount	Amount
	(dollars in millions)
Forward contracts	$2.6		$0.8	$(0.5)
Options contracts	3.6		(1.6)	0.2

Total	$6.2		$(0.8)	$(0.3)

Off-Balance Sheet Arrangements
We currently do not engage in any off-balance sheet arrangements.

Foreign Currency Transactions/ Translation
During fiscal 2007, 2006 and 2005, 74.7%, 77.6% and 81.8%, respectively, of our total revenues were generated in U.S. dollars. A significant amount of our expenses were incurred in Indian rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, U.S. dollar, Pound Sterling, Singapore Dollar and Renminbi are the functional currencies of our foreign subsidiaries located in the United States, United Kingdom, Singapore and China respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders’ equity.
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
The average exchange rate of rupee to U.S. dollar fiscal 2007 was Rs. 45.11 against Rs. 44.18 in fiscal 2006. As at March 31, 2007, the rupee appreciated to Rs. 43.10 against Rs. 44.48 as at March 31, 2006. As at March 31, 2006, the rupee depreciated to Rs. 44.48 against Rs. 43.62 as at March 31, 2005. As a result, loss on foreign exchange transactions was $3.3 million in fiscal 2007 as compared to a gain of $0.3 million in fiscal 2006.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
The following table sets forth the name, age, and position of each of our directors and key management personnel of Satyam, as of March 31, 2007:
Directors

Name	Age	Position
B. Ramalinga Raju	51	Chairman
B. Rama Raju	47	Managing Director and Chief Executive Officer(3)
Ram Mynampati	49	President & Whole Time Director
V.P. Rama Rao	73	Director(1)(2)(3)
Dr. Mangalam Srinivasan	68	Director(1)(2)
Krishna G. Palepu	52	Director
Vinod K. Dham	56	Director(2)
M.Rammohan Rao	65	Director(1)(2)
T.R.Prasad	66	Director(1)(3)
V.S. Raju	67	Director(1)(2)(3)
Key Management Personnel (4)

Name	Age	Position
Anand T. R.	51	Director and Senior Vice President, Vertical Business Unit — TIMES
Hari T.	42	Director & Sr. Vice President – Human Resources
Jayaraman G.	51	Sr. Vice President, Corporate Governance and Company Secretary
Joseph Abraham	54	Director and Senior Vice President, Vertical Business Unit — Retail
Keshab Panda	48	Director and Senior Vice President, Regional Business Unit, Europe
Manish Sukhlal Mehta	50	Director and Senior Vice President, Horizontal Competency Unit — SAP, Engineering and Spatial Services

Name	Age
Mohan Eddy F.S	56	Director and Senior Vice President
V Murali	42	Director and Senior Vice President – Commercial and Contract
Murty A.S	48	Director and Senior Vice President, Leadership Development Group
Ravi Shanker Bommakanti	48	Director and Senior Vice President — Vertical Business Unit — Insurance
Shailesh Shah	46	Director and Senior Vice President — Corporate Strategy Group
Srinivas V	46	Director, Senior Vice President and Chief Financial Officer
Subramanian D	47	Director and Senior Vice President — Vertical Business Unit — Manufacturing, Energy, Oil and Gas and Utilities
Vijay Prasad Boddupalli	55	Director and Senior Vice President — Horizontal Competency Unit — Enterprise Applications and Business Intelligence Solutions
Virender Aggarwal	46	Director and Senior Vice President — Regional Business Unit-India, Middle East, Africa & Asia Pacific

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Investors’ Grievance Committee

(4)	Directors listed under key management personnel are directors of business/support units and not members of our board of directors.
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
Ram Mynampati has been inducted on the Board as whole time director effective August 21, 2006. He has been our President, Commercial and Healthcare Businesses since October 2002. He was our Executive Vice President and Chief Operating Officer, Vertical Business Unit — Insurance, Banking and Financial Services, Healthcare since November 2000 and Executive Vice President, Strategic Business Units 1, 2 and 4 in 1999. He also provides executive leadership to our customer relationship with General Electric and oversees our industry groups which service the U.S. Government. Prior to joining Satyam, Mr. Mynampati has held key positions in large, multinational organizations, such as UNISYS and Southern California Gas Company. Mr. Mynampati holds a Master of Computer Science degree from California State University. He is the Chairman of Citisoft Plc. and Satyam Technologies, Inc. and also a director of Satyam Venture Engineering Services Pvt. Ltd.
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
M Rammohan Rao, Dean, Indian School of Business was appointed to our board of directors on July 29, 2005 as an independent director. Mr. Rao is recognized internationally for his research and teaching capabilities. As a Research Fellow, Mr. Rao was associated with the International Institute of Management, Science Center, Berlin, Germany, and the International Center for Management Sciences, Center for Operations Research and Econometrics, University Catholique de Louvain, Belgium. He has also conducted research at the Operations Research Group, United States Steel Corporation, Applied Research Laboratory, Monroeville, Pennsylvania. Mr. Rao has a PhD in Industrial Administration from the Graduate School of Industrial Administration, Carnegie-Mellon University, Pittsburgh, Pennsylvania, USA. He has completed two Masters Degrees — Master of Science in Industrial Administration, Carnegie-Mellon University, Pittsburgh, Pennsylvania, and Master of Engineering (Industrial), Cornell University, New York. Mr. Rao has won several prestigious awards conferred on him by leading institutions across the world. Mr. Rao also sits on the Boards of Krishna Fabrications Pvt. Ltd., MosChip Semiconductor Technology Ltd. and APIDC Venture Capital.
Mr. T.R. Prasad was a member of the Indian Administrative Services. He was the Cabinet Secretary, Government of India and was also a member of the Finance Commission of India. Prior to this, he held the following positions: Defence Secretary, Government of India; Secretary, Industrial Policy and Promotion, Ministry of Industry; Chairman, Foreign Investment Promotion Board; Secretary, Heavy Industry and Chairman, Maruti Udyog Ltd. Mr. Prasad holds a Master’s degree in Physics (Electronics) from Banaras University and is a lifetime fellow of the Institute of Engineers (FIE). He is also a member of the board of directors of TVS Motors Company Ltd., Suven Life Sciences Ltd., Taj GVK Hotels and Resorts Ltd., Nelcast Ltd., GMR Infrastructure Company Ltd. and Indofil Organic Industries Ltd.
Prof. V. S. Raju is the Chairman of the Naval Research Board, Defense Research and Development Organization, Government of India. Prior to this, he was the Director of the Indian Institute of Technology, Delhi and was a professor and Dean at the Indian Institute of Technology, Madras. During his over 40 year’s academic career, he interacted extensively with the IT industry as a consultant, and at a policy level promoted Industry-Academia collaboration. Mr. Raju holds a Bachelor’s and a Master’s degree in engineering from Andhra University and Indian Institute of Science, respectively and a Doctorate in engineering from the University of Karlsruhe, Germany. He is also a member of the board of directors of Bharti Airtel Ltd., Kaytee Switchgar Ltd and Nagarjuna Construction Company Ltd.
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
Hari T. is our Director and Senior Vice President – Human Resources. He joined Satyam in 1998. Prior to joining our company, he was with Hyderabad-based OMC Computers Ltd, and moved on to DSQ Software Limited, Chennai. He currently spearheads various initiatives and handles the Attraction, Retention and Motivation related initiatives for this organization. He is part of the three member Leadership Development Council, which includes the chairman. He also heads the Real Time Leadership Centre — Satyam’s 24x7 Business Performance Management centre. He is also the co-chairman for CII (HR) South Chapter and represents Satyam in various national and international bodies/forums. He holds a Masters in Personnel Management & Organisational Behavior.
Jayaraman G. has been our Sr.Vice President, Corporate Governance and Company Secretary since April 2005. From October 2000 to April 2005 he was Vice President – Corporate Affairs and Company Secretary. Prior to joining our company, he was with Samrat Spinner Limited as Director (Finance) and Company Secretary. Mr. Jayaraman holds a Bachelor of Science degree from University of Madras, is a fellow member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India. He is also an fellow member of the Institute of Company Secretaries of India.
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
Vijay Prasad Boddupalli has been our Director and Senior Vice President — EABIS (Enterprise Applications and Business Intelligence Solutions) business unit since April 2004. Prior to joining our company in 1996 Mr. Boddupalli worked in the United States and Australia. He started his career with Tata Consulting Services Limited, during which time he worked with American Express in the United Kingdom, Slavenburg’s bank in the Netherlands, New Zealand Post Office in New Zealand. Mr. Boddupalli has a Bachelor degree of Technology in Electronics & Communications Engineering.
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
Compensation of Directors and Key Management Personnel
Under the Companies Act, our shareholders must approved the salary, bonus and benefits of all executive directors at an annual general meeting of shareholders. At our general meeting held on July 23, 2004, our shareholders approved the employment terms and conditions for each of our executive directors including monthly salary, benefits, medical reimbursement and pension fund contributions. These term are made for a five-year period. The employment term of Mr. B. Ramalinga Raju, the chairman of our Board of directors, and Mr. Rama Raju, our managing director and chief executive officer, were renewed for a period of five years with effect from April 1, 2004.
The following table sets forth all compensation awarded to, earned by or paid to Mr. B. Rama Raju, our managing director and chief executive officer, during fiscal 2007 for services rendered in all capacities to us. Mr. Raju was appointed as managing director and chief executive officer of our company in 1991. The total remuneration received by our executive officers and directors for their services to us for the fiscal year ended March 31, 2007 was $4.8 million. The total remuneration and the amounts in the following table are in dollars based on the noon buying rate of Rs. 43.1 per dollar on March 30, 2007.
At our general meeting held on July 25, 2003, our shareholders approved the payment of remuneration to our non-executive directors by way of commission. There are no loans to, or guarantees in favor of, directors or key management personnel other than interest-bearing housing loans provided to certain key management personnel which have not been made, modified or renewed after July 30, 2002.
Annual Compensation

		$ in millions
Name and Principal Position	Salary	Bonus	Others (1)
B. Rama Raju, Managing Director and Chief Executive Officer	$0.09	—	$0.01

(1)	Includes membership fees and housing allowance.
Option Grants
During the fiscal year ended March 31, 2007, we granted options to our key managerial personnel to purchase 377500 shares under our ASOP — RSUs and 80000 under our ASOP – RSUs (ADS). The expiration dates for these options granted under ASOP — RSUs and ASOP – RSUs(ADS) ranged from January 28, 2013 to January 28, 2016. The exercise price for the options granted under ASOP – RSUs was Rs. 2/- and the exercise price for the options granted under ASOP – RSUs(ADS) was the U.S. dollar equivalent to Rs. 4.
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
Our ASOP and ESOP Plans
We have five associate stock option plans: our Associate Stock Option Plan, or ASOP, established in May 1998; our Associated Stock Option Plan B, or ASOP B, established in May 1999; our Associated Stock Option Plan ADS, or ASOP ADS, established in May 1999; our Associate Stock Option Restricted Stock Units or ASOP RSUs and our Associate Stock Option Restricted Stock Units ADS or ASOP RSUs ADS established in October 2006. We also have the Employee Stock Option Plan, or ESOP, established by Nipuna in April 2004.
ASOP
In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 26,000,000 shares, as adjusted to eligible associates. Satyam Computer Services issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999 the SC- Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. The warrants vest immediately or vest over a period ranging from one to three years. Upon vesting, associates have 30 days in which to exercise these warrants. As of March 31, 2007, warrants (net of lapsed and cancelled) to purchase 23,829,720 equity shares have been granted to associates pursuant to ASOP since inception.

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
ASOP B
In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 83,454,280 shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. As of March 31, 2007, options (net of lapsed and cancelled) to purchase 54,582,747 equity shares have been granted to associates under this plan since inception.
The ASOP B is substantially similar to the ASOP and is administered by a committee of our board of directors. The SEBI guidelines define the exercise price as the price payable by the employee for exercising the option granted to him in pursuance of the stock option plan. In determining the exercise price, we opted for the higher of the following: (a) the closing price of the shares on the date of the meeting of the Compensation Committee convened to grant the stock options, on the stock exchange where highest volumes are traded; or (b) the average of the two weeks high and low price of the share preceding the date of grant of option on the stock exchange on which the shares of the company are listed. As of March 31, 2007, options (net of forfeited and cancelled) to purchase 54,582,747 equity shares have been granted to associates under this plan and warrants to purchase 34,606,537 equity shares have been exercised.
ASOP ADS
In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 5,149,330 ADSs (10,298,660 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These warrants vest over a period of 1-10 years from the grant date. As of March 31, 2007, warrants (net of lapsed and cancelled) for 3,215,800 ADSs representing 6,431,600 equity shares have been granted to associates under the ASOP ADS since inception.
Under ASOP ADS, we periodically issue grants to eligible associates to purchase ADSs. The warrants issued under ASOP ADS can be granted at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant. As of March 31, 2007, warrants (net of forfeited and cancelled) for 65,104,736 ADSs representing 130,209,472 equity shares have been granted to associates under the ASOP ADS, and warrants to purchase 65,104,736 ADSs representing 130,209,472 equity shares have been exercised.
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
Associate Stock Option Plan — Restricted Stock Units (ASOP – RSUs)

In fiscal 2007, we established the “Associate Stock Option Plan — Restricted Stock Units,” or ASOP – RSUs, to be administered by the Administrator of the ASOP – RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. ASOP RSUs vest over a period of one to four years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these warrants. As of March 31, 2007, warrants for 3,293,140 equity shares have been granted under the ASOP — RSUs
Associate Stock Option Plan — RSUs (ADS) (ASOP – RSUs(ADS))
In fiscal 2007, we established the “Associate Stock Option Plan — RSUs (ADS),” or ASOP-RSUs(ADS), to be administered by the Administrator of the ASOP – RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares minus the number of shares issued from time to time under the ASOP — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of one to four years from the date of the grant. Upon vesting, associates have five years in which to exercise these warrants. As of March 31, 2007, warrants for 236,620 ADS representing 473,240 equity shares have been granted under the ASOP – RSUs (ADS).
Nipuna ESOP
In April 2004, Nipuna established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options are granted at fair value as determined by an independent valuer as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant. As of March 31, 2007, options (net of forfeited and cancelled) for 998,702 equity shares have been granted to associates under the Nipuna ESOP, and no options to purchase equity shares have been exercised.
Board Practices
Board Composition
Our Articles of Association set the minimum number of directors at three and the maximum number of directors at 12. We currently have ten directors. The Companies Act and our Articles of Association require the following:
•	at least two-thirds of our directors shall be subject to retirement; and

•	in any given year, at least one-third of these directors who are subject to retirement shall retire and be eligible for re-election at the annual meeting of our shareholders.
B. Ramalinga Raju, B. Rama Raju and Ram Mynampati are permanent directors and are not subject to retirement by rotation. Dr. Mangalam Srinivasan, Krishna G. Palepu, Vinod K. Dham, V.P. Rama Rao, M Rammohan Rao, T.R. Prasad and V.S.Raju are the directors who are scheduled to retire by rotation.
Board Committees
The audit committee of board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to the independent registered public accounting firm, the adequacy and effectiveness of the accounting and financial controls of our company and our accounting practices. The members of the audit committee are M Rammohan Rao, Dr. Mangalam Srinivasan, T.R. Prasad and V.S. Raju each of whom is an independent director.
The compensation committee of the board of directors determines the salaries and benefits for our executive directors and the stock options for all associates. The members of the compensation committee are Dr. Mangalam Srinivasan, Vinod K Dham, M. Rammohan Rao and V.S. Raju each of whom is an independent director.
The investors’ grievance committee of the board of directors formed in January 2001 focuses on strengthening investor relations and addressing investors’ concerns. The members of the committee are T.R. Prasad, and V.S Raju who are independent directors, and B. Rama Raju, our Managing Director and Chief Executive Officer.
Directors Compensation
Our Articles of Association provides that each of our directors shall receive a sitting fee not exceeding the maximum amount allowed under the Companies Act. Currently, our directors receive Rs.10,000 for every board or committee meeting. In addition, Independent directors receive compensation by way of commission for their service on our board of directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings. In addition, special remuneration is paid to Mr.Krishna G Palepu for his professional services in his capacity as a non-executive director of our company in the amount of $0.2mn per fiscal.
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
Share Ownership
The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2007 by each of our directors and all of our directors and executive officers as a group. The table gives effect to equity shares issuable within 60 days of March 31, 2007 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

	Equity Shares
	Beneficially Owned
Beneficial Owner	Number		Percent
B. Rama Raju	2,000	(1)(2)	0.00
B. Ramalinga Raju	0	(2)	0.00
Ram Mynampati	946,148		0.14
V.P. Rama Rao	—		—
Dr. Mangalam Srinivasan	—		—
Krishna G. Palepu	—		—
Vinod K Dham	—		—
M Rammohan Rao	—		—
T.R. Prasad	—		—
V.S. Raju	—		—
All directors and executive officers as a group	2,604,499		0.39

(1)	Includes 1,000 equity shares held by B. Rama Raju’s wife, B. Radha Raju. B. Rama Raju disclaims beneficial ownership of any equity shares held by B. Radha Raju.

(2)	B. Ramalinga Raju and B. Rama Raju control SRSR Holdings Private Limited, which holds approximately 8.38% of our outstanding equity shares as of March 31, 2007.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Share Ownership
     The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of March 31, 2007 by all persons who are known to us to own five percent (5%) or more of the outstanding shares of Common Stock.
Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of 1,962,105. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on [667,196,009] equity shares outstanding as of March 31, 2007.
As of March 31, 2007, 975,251 of our equity shares, representing 0.14% of our outstanding shares, were held by a total of 344 holders of record with addresses in the United States. As of March 31, 2007, we have issued 65,104,736 ADSs (representing 130,209,472 equity shares) and which represent 19.6% of our outstanding equity shares and which are held by approximately 35,400 beneficial holders.

Identity of Person or Group	Number	Percentage (%)
FMR Corp.(1)	59,495,832	8.95%
SRSR Holdings Private Limited(2)	55,728,000	8.38%

(1)	Information based on a report on Schedule 13G jointly filed by FMR Corp. and Edward C. Johnson with the SEC on February 14, 2004 and as amended on February 14, 2005, February 14, 2006, August 10, 2006 and February 14, 2007. Based on Amendment No. 4 to the Schedule 13G filed by FMR Corp. and Edward C. Johnson with the SEC on February 14, 2007 FMR Corp. has sole voting power for 6,443,905 equity shares and sole dispositive power for 59,495,832 equity shares. Edward Johnson has sole voting and dispositive power for 59,495,832 equity shares.

(2)	Information based upon a report on Schedule 13G filed by SRSR Holdings Private Limited, with the SEC on September 21, 2006.
Related Party Transactions
In October, 1999, we entered into a joint venture with Venture Global Engineering LLC, USA. The joint venture company, called Satyam Venture Engineering Services Private Limited or Satyam Venture, formed in January 2000, provides engineering services and computer services to the automotive industry. We hold a 50% stake in the joint venture company. For fiscal 2007, fiscal 2006 and fiscal 2005, we provided infrastructure and other services to Satyam Venture, which amounted to $0.5 million, $0.5 million and $0.3 million respectively. For fiscal 2007, fiscal 2006 and fiscal 2005, we received services from Satyam Venture, which amounted to $8.6 million, $8.6 million and $7.1 million respectively. As of March 31, 2007 and 2006, we owe $2.6 million and $1.8 million to Satyam Venture.
During fiscal 2007 and fiscal 2006, Sify, a company in which we used to hold 31.61% interest, rendered services to us aggregating to $Nil and $2.9 million, on terms which were no less favorable to us than could have been obtained from independent third parties. During fiscal 2006, Satyam sold its entire 31.61% stake in Sify.
ITEM 8. FINANCIAL INFORMATION
Financial Statements
We have elected to provide financial statements pursuant to Item 18 of Form 20-F.
Legal Proceedings
Dividends
Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended, by the board of directors. However, approval of shareholders is not required for distribution of interim dividend. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. We paid out dividends of Rs 2602.70 million ($56.7 million), Rs1,820.5 million ($ 41.3 million), and Rs. 1,722.7 million ($37.6 million) in fiscal 2007, fiscal 2006 and fiscal 2005 respectively. These dividends include interim dividends for the current fiscal year and dividends paid with respect to previous fiscal year. Under Indian law, dividends are declared with respect to the shares outstanding during the prior fiscal year and are paid in the subsequent fiscal year after approval by shareholders in the annual general meeting. The dividend is paid on the outstanding shares as at the end of fiscal year and is prorated for shares issued during the fiscal year to take into account the amount of time such shares have been issued. Although, we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased.
Holders of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the depositary in rupees and, will generally be converted by the depositary into U.S. dollars and distributed, net of depositary fees and expenses, to the holders of such ADSs
ITEM 9. THE OFFER AND LISTING
Trading Markets
Our equity shares are traded in India on BSE and NSE. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the NYSE under the symbol “SAY”. Each ADS represents two equity shares. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a deposit agreement.
As of the date of this document, we are not a party to any legal proceedings that could reasonably be expected to seriously harm our company.
We had filed a request for arbitration with the London Court of International Arbitration (or LCIA) naming Venture Global Engineering LLC, USA (VGE) as respondent. The Arbitration concerned a dispute between us and VGE in connection with their joint venture, Satyam Venture Engineering Services Private Limited (or SVES). The LCIA Arbitrator issued his Final Award on April 3, 2006 in our favour. We has filed a petition to recognize and enforce the award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois. Our management believes that this will not have an adverse effect upon our results of operations, financial condition and cash flows.

The number of our outstanding equity shares (including the underlying shares for ADSs) as of March, 31, 2007 was 667,196,009. As of March 31, 2007, there were 65,104,736 ADSs outstanding (representing 130,209,472 equity shares).
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
Annual high and low market prices

	Rupee price per		U.S. dollar price
	equity share(1)		per equity share
Fiscal year ended March 31,(2)	High	Low	High	Low
2003	145.93	87.55	3.07	1.84
2004	195.50	63.65	4.50	1.47
2005	221.00	125.00	5.07	2.87
2006	431.00	182.20	9.69	4.10
2007	524.90	270.50	12.18	6.28
2008 (through April 20, 2007)	495.90	435.00	11.88	10.20
Fiscal 2006:
First Quarter	258.73	182.20	5.95	4.19
Second Quarter	283.00	237.20	6.44	5.40
Third Quarter	370.50	271.50	8.24	6.04
Fourth Quarter	431.00	356.50	9.69	8.01
Fiscal 2007:
First Quarter	445.00	270.50	9.70	5.90
Second Quarter	432.00	325.68	9.40	7.09
Third Quarter	498.10	396.00	11.29	8.98
Fourth Quarter	524.90	404.00	12.18	9.37
Fiscal 2008:
First Quarter (Through April 20, 2007)	495.90	435.00	11.88	10.20
Monthly prices:
October 2006	453.00	396.00	10.09	8.82
November 2006	484.00	412.05	10.85	9.24
December 2006	498.10	435.30	11.29	9.87
January 2007	524.90	454.00	11.91	10.30
February 2007	495.50	404.00	11.24	9.17
March 2007	474.80	409.30	11.02	9.50
April 2007 (Though April 20, 2007)	495.90	435.00	11.88	10.20

(1)	Data derived from the BSE website. The prices and volumes quoted on the NSE may be different.

(2)	For comparative purposes, the price per equity share data above is adjusted for the October 10, 2006 one-for-one stock split

Our ADSs commenced trading on the New York Stock Exchange on May 15, 2001, at an initial offering price of $9.71 per ADS. The tables below set forth, for the periods indicated, high and low trading prices for our ADS.

	U.S. dollar
	Price per ADS
	High	Low
Fiscal
2003	6.75	3.97
2004	17.68	3.63
2005	14.25	8.00
2006	21.95	10.50
2007	25.94	13.98
2008 (through April 20, 2007)	26.20	22.04
Fiscal 2006
First Quarter	13.39	10.50
Second Quarter	15.31	12.88
Third Quarter	18.72	14.13
Fourth Quarter	21.95	18.30
Fiscal 2007
First Quarter	22.25	13.98
Second Quarter	20.50	15.34
Third Quarter	24.50	19.29
Fourth Quarter	25.94	19.35
Monthly prices
September 2006	20.50	18.60
October 2006	22.67	19.29
November 2006	24.42	20.70
December 2006	24.50	22.11
January 2007	25.94	22.28
February 2007	24.55	20.55
March 2007	23.33	19.35
April 2007 (through April 20, 2007)	26.20	22.04
ITEM 10. ADDITIONAL INFORMATION
Corporate Governance
We are subject to the NYSE listing standards, although, because we are a foreign private issuer, those standards are considerably different from those applied to U.S. companies. Under the NYSE rules, we need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; (iii) provide periodic written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies.
The following table compares our principal corporate governance practices to those required of U.S. companies.

Standard for U.S. Listed Companies	Our Practice
Director Independence

• A majority of the board must consist of independent directors.
• Six of our ten directors, namely Mr. VP Rama Rao, Dr. Mangalam Srinivasan, Mr. Vinod K Dham, Mr. M Rammohan Rao, Mr. T.R. Prasad and Mr. V.S. Raju are independent within the meaning of the NYSE standards.

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
• We have an audit committee which meets all of the requirements of Rule 10A-3.

• The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE.	• Our audit committee consists of four members and all the members are independent under the NYSE’s rules.

Standard for U.S. Listed Companies	Our Practice
• The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	Our audit committee has a charter outlining the committee’s purpose and responsibilities.

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
• We do not have an individual serving on out audit committee as an “Audit Committee Financial Expert,” as defined in applicable rules of the Securities and Exchange Commission. This is because our board of directors has determined that no individual audit committee member possesses all of the attributes required by the definition of “Audit Committee Financial Expert.”

• Each listed company must have an internal audit function.	• We have a separate department for our internal audit function.

Standard for U.S. Listed Companies	Our Practice
Compensation Committee

• Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	• Our compensation committee has four members, each of whom is independent within the meaning of the NYSE standards.

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
• We are fully compliant with Clause 49 of the listing agreement of Indian Stock Exchanges, with regard to corporate governance guidelines. We publish a report on corporate governance in annual report which is distributed to our domestic shareholders and ADS holders annually.

Code of Business Conduct and Ethics

• All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
• We have adopted a Code of Business Conduct and Ethics Policy, which is available at www.satyam.com.
Memorandum and Articles of Association
The following are summaries of our Articles of Association and Memorandum of Association and the Companies Act which govern our affairs. Our Articles of Association provides that the regulations contained in Table “A” of the Companies Act apply to our company, so long as the regulations do not conflict with the provisions of our Articles of Association. We have filed complete copies of our Memorandum of Association and Articles of Association, as well as Table “A” of the Companies Act, as exhibits to our Registered Statements. See exhibit index.

Objects and Purposes
Under our Memorandum of Association, the main objectives of our company include, but are not limited to:
(i)	manufacturing and selling computer systems, peripherals, accessories, consumables and other computer Products

(ii)	designing and developing computer systems and applications software for our own use and for sale and designing and developing systems and applications software for or on behalf of manufacturers, owners and users of computer systems and digital or electronic equipment; and

(iii)	providing electronic data processing centers, word processing, software consultancy, system studies, management consultancy, feasibility studies and computer training
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
As a public company, the total managerial remuneration in any year cannot exceed 11% of our profits in that year. In addition, the remuneration payable to a managing or any whole-time director in any year cannot exceed 5% of our net profits in that year. If there is more than one managing or whole-time director, then the aggregate remuneration to all of them cannot exceed 10% of our net profits.
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
Equity Shares
Our authorized share capital is 800,000,000 equity shares, par value Rs. 2 per share. The equity shares are our only class of share capital. However, our Articles of Association and the Companies Act permit us to issue preference shares in addition to the equity shares. The rights attached to a class of shares may, subject to the provisions of the Companies Act, be varied only with either the written consent of the holders of 75% of the issued shares of that class or by special resolution passed at a separate meeting of the holders of that class.
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

Dividends
We paid out dividends of Rs 2,602.70 million ($56.7 million), Rs1,820.5 million ($41.3 million), Rs. 1,722.7 million ($37.6 million) in fiscal 2007, fiscal 2006 and fiscal 2005 respectively.
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
Under the Indian Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend and/or interim dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend and/or interim dividend greater than 10.0% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend and/or interim dividend may be declared for such year out of the accumulated profits, subject to the following conditions:
(i)	the rate of dividend to be declared may not exceed 10.0% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less
(ii)	the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10.0% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

(iii)	the balance of reserves after withdrawals shall not fall below 5.0% of its paid up capital
     For additional information regarding dividends, please see “Item 8. Financial Information”
Bonus Shares
In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares, which are similar to a stock dividend. The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board. Shareholders of record on a fixed record date are entitled to receive such bonus shares. The last bonus shares issued by us was in October 2006.
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
Audit and Annual Report
At least 21 days before the date of the annual general meeting of shareholders (excluding the day of mailing), we must distribute to our shareholders our audited balance sheet and profit and loss account and the related reports of the board and the auditors, together with a notice convening the annual general meeting. Under the Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Andhra Pradesh, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information, within 60 days of the conclusion of the meeting.
Register of Shareholders; Record Dates; Transfer of Shares
We maintain a register of shareholders at our registered office. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period before the annual general meeting. The date on which this period begins is the record date.
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
Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Because we are a public company, the provisions of Section 111A apply to us. Our Articles currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within one month after receipt of the application for registration of transfer by our company. In accordance with the provisions of Section 111A (2) of the Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board, or CLB. Pursuant to Section 111A (3) of the Companies Act, if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted. There are no maximum limits on foreign direct equity participation in the business in which our Company is engaged. With regard to share transfers, if a person resident outside India were to sell its shares to a person resident in India, approval of the RBI would be required unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. For additional information regarding ownership restrictions, please see “Investment by Foreign Institutional Investors” below.
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
ADR Guidelines
Shares of Indian companies represented by ADSs are no longer required to be approved for issuance to foreign investors by either Ministry of Finance or the RBI under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as modified from time to time, notified by the GoI. This change was effected through the guidelines for ADR and GDR issues by Indian companies issued by the Ministry of Finance on January 19, 2000 and a notification issued by the Reserve Bank of India. Hence we do not require the approval of the Ministry of Finance and the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. However, we will be required to furnish full particulars of the issue, including the underlying equity shares representing the ADRs, to the Ministry of Finance and the Reserve Bank of India within 30 days of the completion of an offering.
The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme also affords to owners of ADSs the benefits of Section 115AC of the Indian Income-tax Act, 1961 for purposes of the application of Indian tax law. The GoI does not restrict the payment of dividends to the holders of our ADSs or equity shares, whether or not such holders reside in India. For additional information, please see “Taxation—Indian Taxation” below.
Foreign Direct Investment
Currently, due to recent changes in Indian policy, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India and non-resident Indians in Indian companies do not require the approval of the Foreign Investment Promotion Board, or FIPB, a body formed by the GoI to negotiate with large foreign companies interested in making long-term investments in India. Furthermore, henceforth no prior approval of the RBI is required although a post-investment declaration in giving details of the foreign investment in the company pursuant to the ADR issue must be filed with the Reserve Bank of India within thirty days of an ADR offering. In cases where FIPB approval is obtained, no prior approval of the Reserve Bank of India is required, although a declaration in the prescribed form as mentioned above must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company. In cases where no prior approval of the FIPB is required, prior approval of the Reserve Bank of India would also not be required. However, a declaration in the prescribed form giving details of the foreign investment must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company.
In May 1994, the GoI announced that purchases by foreign investors of ADSs and foreign currency convertible bonds of Indian companies will be treated as foreign direct investment in the equity issued by Indian companies for such offerings. In November 1998, the Reserve Bank of India issued a notification to the effect that foreign investment in preferred shares will be considered as part of the share capital of a company and the provisions relating to foreign direct investment in the equity shares of a company discussed above would apply. Investments in preferred shares are included as foreign direct investment for the purposes of sectoral caps on foreign equity, if such preferred shares carry a conversion option. If the preferred shares are structured without a conversion option, they would fall outside the foreign direct investment limit. The discussion on the foreign direct investment regime in India set forth above applies only to a new issuance of shares made by Indian companies, not to a transfer of shares.
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
Investment by Foreign Institutional Investors
In September 1992, the GoI issued guidelines which enable Foreign Institutional Investors, or FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the Securities and Exchange Board of India, or SEBI, and a general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the Reserve Bank of India to engage in transactions regulated under the Foreign Exchange Management Act. Together, the initial registration and the Reserve Bank of India’s general permission enable the registered FII to: (i) buy (subject to the ownership restrictions discussed below) and sell unrestricted securities issued by Indian companies; (ii) realize capital gains on investments made through the initial amount invested in India; (iii) participate in rights offerings for shares; (iv) appoint a domestic custodian for custody of investments held; and (v) repatriate the capital, capital gains, dividends, interest income and any other compensation received pursuant to rights offerings of shares. The current policy with respect to purchase/sale of securities of an Indian company by an FII is enshrined in Schedule 2 and Regulation 5(2) of the Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) Regulations, 2000. Apart from making portfolio investments in Indian Companies as described above, foreign institutional investors may direct foreign investments in Indian Companies. For additional information, please see “—Foreign Director Investment.”
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
Open market purchases of securities of Indian companies in India by Foreign Direct Investors above the ownership levels set forth above require GoI approval on a case-by-case basis.
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
Capital gain realized in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short-term gain) on which STT is paid in the manner and rates set out above, is subject to tax at the rate of 10% plus applicable surcharge on income tax and an education cess at the rate of 2.0%. In the event that no STT is paid, short-term gain is subject to tax at variable rates with the maximum rate of 40% plus applicable rate of surcharge on income tax and education cess at the rate of 2.0% The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India. The provisions of the Agreement for Avoidance of Double Taxation entered into by the GoI, or India Double Taxation Avoidance Agreement, with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the ADSs or equity shares. It is unclear as to whether section 115AC and the Scheme are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon conversion of the ADSs. It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable surcharge and education cess, in case of a foreign company, and 30% excluding the applicable surcharge and education cess, in case of resident employees, and non-resident individuals with taxable income over Rs.150,000.
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
Tax Treaties. Currently divided income is not subject to tax in India in the hands of the holder of the equity shares. If any equity shares are held by a non-resident investor following withdrawal thereof from the depositary facility under the deposit agreements, the double taxation treaty, if any, entered into by India with the country of residence of such non-resident investor will be applicable to taxation with respect to any capital gain arising from transfer of such equity shares or the ADSs. However, during the period of fiduciary ownership of equity shares in the hands of the Depositary, the provisions of the India Double Taxation Avoidance Agreement entered into by the GoI with the country of residence of the Depositary will be applicable in the matter of taxation of capital gains, if any, on ADSs.
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
Recent Developments – Budget — The Finance Bill 2007 has proposed, among others, the following:
•	Increase in Education Cess from 2% to 3%, consequently, the tax rates for domestic companies increased from 33.66% to 33.99% and for foreign companies from 41.82% to 42.23%;

•	Applicability Minimum Alternate Tax to Companies claiming deduction under section 10A/10B of the Income Tax Act.

•	Increase in dividend distribution tax from 14.03% to 16.995%; and

•	Employee stock options have been brought under net of Fringe Benefit Tax.
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
•	a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any State or the District of Columbia

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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
Dividends
Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or the equity shares will generally be includable in your gross income in the year received as foreign source dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in the ADSs or the equity shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or equity shares) and thereafter as capital gain. No dividends received deduction will be allowed for U.S. federal income tax purposes with respect to dividends paid by us. With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) either (a) we are eligible for the benefits of the income tax treaty between the United States and India or (b) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or equity shares. The amount of any distribution paid in Indian rupees will be equal to the U.S. dollar value of such Indian rupees on the date such distribution is received by the depositary, in the case of ADSs, or by you, in the case of equity shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such Indian rupees will generally be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, dividends distributed by us with respect to ADSs or equity shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder will not be able to claim a U.S. foreign tax credit for any Indian taxes imposed with respect to distributions on equity shares or ADSs (as discussed under “—Indian Taxation— Taxation of Distributions.”).
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
Passive Foreign Investment Company
A non-U.S. corporation is considered a passive foreign investment company, or a PFIC, for any taxable year if either
•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income
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
Documents On Display
Publicly filed documents concerning our company which are referred to in this document may be inspected and copied at the public reference facilities maintained by the SEC at:
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, N.F., Washington D.C. 20549, at prescribed rates.
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

	As at March 31,
	2007			2006			2005
	Total Recorded						Total Recorded
	Amount		Fair Value	Amount		Fair value	Amount		Fair Value
					( dollars in millions)
Debt:
Variable rate short-term debt	$10.5		$10.5	$4.1		$4.1	$1.7		$1.7
Average interest rate		6.71%			5.33%			3.61%
Variable rate long term debt	$20.5		$20.5	$16.1		$16.1	—		—
Average interest rate		7.23%			5.58%			—
Fixed rate long-term debt	$3.3		$3.3	$4.2		$4.2	$4.3		$4.3
Average interest rate		7.93%			7.78%			9.49%
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
During fiscal 2007 and fiscal 2006, 94.9% and 98.6%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10% increase in the value of the Indian rupee against all other currencies would decrease revenue by 2.5%, or $36.9 million, in fiscal 2007, 2.3%, or $24.9 million, in fiscal 2006 while a hypothetical 10% decrease in the value of the Indian rupee against all other currency would increase revenue by 2.5% or $36.9 million, in fiscal 2007, 2.3%, or $24.9 million in fiscal 2006.
We had outstanding forward and options contract amounting to $452.6 million and $216.0 million as at March 31, 2007 and 2006, respectively. Gains/ (losses) on outstanding forward and options contracts amounted to $4.5 million and $(1.4) million during fiscal 2007 and 2006 respectively. Using sensitivity analysis, a hypothetical 1% increase in the value of the Indian rupee against all other currencies would decrease these gains by $0.7 million in fiscal 2007 and by $0.8 million in fiscal 2006 while a hypothetical 1% decrease in the value of the Indian rupee against all other currency would increase these gains by $0.7 million in fiscal 2007 and by $0.8 million in fiscal 2006.
In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, the aggregate of the hypothetical movement described above of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $37.6 million fiscal 2007 and $25.7 million in fiscal 2006. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As of March

31, 2007, we had approximately $141.7 million of non-Indian rupee denominated cash and cash equivalents
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $150.6 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the SEC on May 14, 2001 (Registration No. 333-13464). In May 2005, we filed a registration statement on Form F-3 (Registration No. 333-122996) for the sale by certain selling shareholders of an aggregate 13,043,480 ADSs of the Company held by such shareholders. We did not receive any proceeds from such offering. As of March 31, 2007, the entire $150.6 million of these proceeds has been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries ($39.3 million); development of facilities and infrastructure ($58.5 million) and working capital and general corporate purposes ($25.9 million). None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the U.S. SEC’s rules and forms, and that such information is accumulated and communicated to our management, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and, in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.
We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and other management, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2007.
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
Management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2007 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.”
Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of March 31, 2007.
Price Waterhouse, who have audited the consolidated financial statements for the year ended March 31, 2007, have also audited management’s assessment of the effectiveness of internal control over financial reporting as at March 31, 2007 and have issued an attestation report on management’s assessment. For the auditor’s report please refer to Item 18..
Changes in Internal Control over Financial Reporting
Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Audit Committee members as of April 27, 2007 are Dr. Mangalam Srinivasan, M Rammohan Rao, T.R. Prasad and V.S. Raju each of whom is an independent director pursuant to the applicable rules of the Securities and Exchange Commission and the NYSE. See “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. We do not have an individual serving on our audit committee as an “Audit Committee Financial Experts,” as defined in applicable rules of the SEC. This is because although our audit committee members have certain financial expertise, our board of directors has determined that no individual audit committee member possesses all of the attributes required by the definition of “Audit Committee Financial Expert.”
ITEM 16B. CODE OF ETHICS
We have adopted a written Code of Ethics that is applicable to all of our directors, senior management and employees. We will make available a copy of the Code of Ethics to any person, without charge, if a written request is made to our Company Secretary at Mayfair Center, SP Road, Secunderabad 500 003, Andhra Pradesh, India. Our Code of Ethics is also available on our corporate website, www.satyam.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the remuneration that we paid to our Independent Auditors and its associated entities in each of our previous two fiscal years:

		Audit Related
Fiscal Year	Audit Services	Services	Tax Services	Other Services	Total
2007	$873,959	$342,411	$328,723	$257,167	$1,802,260
2006	$493,120	$206,010	$109,717	$10,245	$819,092
Audit Services
Audit of the standalone financial statements, consolidated financial statements of our Company and our subsidiaries prepared in accordance with Indian GAAP, US GAAP and other local GAAPs of the subsidiaries and attest services that generally only the auditor can provide.
Audit Related Services
Audit Related Services represent assurance and related services that are related to the performance of the audit of our financial statements.
Tax Services
Tax audit, tax returns, tax processing, tax filing and advisory services pertaining to withholding taxes, double tax avoidance agreements, indirect tax matters, etc.
Other Services
Work permit related services and other advisory services
During fiscal 2007, the Audit Committee pre-approved a list of services that could be rendered by the principal accountant in fiscal 2007 pursuant to pre-approval policies and procedures established by the Audit Committee. For services other than those specified, approval would need to be obtained from the Audit Committee prior to the performance of such services. Services provided by the principal accountant in fiscal 2006 were allowable services that were approved by the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
PART III
ITEM 17. FINANCIAL STATEMENTS
     See Item 18 for a list of financial statements filed under Item 17.

ITEM 18. FINANCIAL STATEMENTS
Financial Statement
The following financial statements are filed as part of this document, together with the report of the independent auditors:
ITEM 19. EXHIBITS

Number	Description

1.1	Memorandum and Articles of Association of Satyam Computer Services Limited. (1)

1.2	Certificate of Incorporation of Satyam Computer Services Limited. (2)

2.1	Specimens of Share Certificates. (2)

2.2	Deposit Agreement dated May 14, 2001, by and among Satyam Computer Services Limited, Citibank, N.A. (as Depositary) and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt). (3)

4.1	Associate Stock Option Plan (including the Trust Deed). (2)

4.2	Associate Stock Option Plan B, as amended and restated. (4)

4.3	Associate Stock Option Plan ADS, as amended and restated. (4)

4.4	Associate Stock Option Plan–RSUs(ADS). (5)

4.5	Associate Stock Option Plan–RSUs. (6)

8.1	List of Significant Subsidiaries. (6)

12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act 2002. (6)

12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act 2002. (6)

13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act 2002. (6)

13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act 2002. (6)

15.1	Consent of Price Waterhouse, Independent Registered Public Accounting Firm. (6)

(1)	Previously filed as an exhibit to our Registration Statement on Form F-3 (File No. 333-122996) filed on February 25, 2005 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-13464) filed on May 7, 2001 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Form 20-F (File No. 001-15190) filed on August 13, 2001 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Form 20-F (File No. 001-15190) filed on April 28, 2006 and incorporated here in by reference.

(5)	Previously filed as an exhibit to our Form S-8 (File No. 333-139949) filed on January 12, 2007 and incorporated herein by reference.

(6)	Filed herewith.
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and authorized the undersigned to sign this annual report on its behalf.

SATYAM COMPUTER SERVICES LIMITED
By:	/s/ B. Rama Raju
Name:	B. Rama Raju
Title:	Managing Director and Chief Executive Officer

By:	/s/ V. Srinivas
Name:	Srinivas V.
Title:	Director and Senior Vice President & Chief Financial Officer

Date: April 30, 2007

SATYAM COMPUTER SERVICES LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Satyam Computer Services Limited:
We have completed an integrated audit of Satyam Computer Services Limited’s March 31, 2007 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007 and audits of its March 31, 2006 and March 31, 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements and financial statement schedule
In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Satyam Computer Services Limited and its subsidiaries at March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2(p) to the consolidated financial statements, effective April 1, 2006, the Company changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15, that the Company maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Price Waterhouse
Price Waterhouse
Secunderabad, India
April 27, 2007

Satyam Computer Services Limited
Consolidated Balance Sheets
(Millions of US Dollars except per share data and as stated otherwise)

	As of March 31,
	2007	2006

Assets

Current assets
Cash and cash equivalents	$152.2	$292.8
Investments in bank deposits	—	403.7
Accounts receivable, net of allowance for doubtful debts	364.2	220.0
Unbilled revenue on contracts	38.6	41.1
Deferred income taxes	17.1	10.5
Prepaid expenses and other receivables	37.1	48.9

Total current assets	609.2	1,017.0
Investments in bank deposits	767.6	—
Investments in associated companies	4.6	3.5
Premises and equipment, net	163.1	106.6
Goodwill, net	32.7	27.6
Intangible assets, net	7.4	6.6
Other assets	39.5	19.9

Total assets	1,624.1	1,181.2

Liabilities and shareholders’ equity

Current liabilities
Short-term and current portion of long-term debt	12.1	6.5
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.23)* per share (45,505,000 shares as of March 31, 2007)	13.6	—
Accounts payable	16.8	11.9
Accrued expenses and other current liabilities	148.6	104.0
Unearned and deferred revenue	20.1	11.8

Total current liabilities	211.2	134.2
Long-term debt, excluding current portion	22.2	17.9
Accrued benefit cost — Gratuity, excluding current portion	8.1	4.9
Deferred income taxes	11.6	8.9

Total liabilities	253.1	165.9

Contingencies and Commitments (Note No.19)

Minority interest	—	0.9

Preferred Stock of Subsidiary
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.23)* per share (100 million preference shares authorized, Nil and 91,009,999 preference shares issued as of March 31, 2007 and 2006 respectively)	—	20.0
Shareholders’ equity
Common stock — par value Rs.2 (US$0.05)* per equity share (800 million and 750 million equity shares authorized as of March 31, 2007 and 2006 respectively. 667,196,009 and 648,899,078 equity shares as of March 31, 2007 and 2006 respectively)	36.0	17.6
Additional paid-in capital	552.4	465.1
Shares subscribed but unissued	1.8	0.4
Deferred stock-based compensation	—	(0.4)
Retained earnings	721.1	497.1
Accumulated other comprehensive income/(loss)	60.9	15.8

	1,372.2	995.6
Shares held by the SC-Trust under associate stock option plan (2,295,880 and 2,386,280 equity shares as of March 31, 2007 and 2006 respectively)	(1.2)	(1.2)

Total shareholders’ equity	1,371.0	994.4

Total liabilities and shareholders’ equity	$1,624.1	$1,181.2

*	The par value in US$ has been converted at the closing rate as of March 31, 2007, 1US$ = Rs 43.10
The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Income
(Millions of US Dollars except per share data and as stated otherwise)

	Year ended March 31,
	2007	2006	2005

Revenues	$1,461.4	$1,096.3	$793.6
Cost of revenues
(Includes stock-based compensation of US$12.8,US$Nil and US$0.8 for the three years ended March 31, 2007, 2006 and 2005 respectively)	(937.6)	(689.0)	(506.8)

Gross profit	523.8	407.3	286.8
Selling, general and administrative expenses
(Includes stock-based compensation of US$2.9,US$0.8 and US$1.1 for the three years ended March 31, 2007, 2006 and 2005 respectively)	(232.2)	(187.6)	(124.3)

Total operating expenses	(232.2)	(187.6)	(124.3)

Operating income	291.6	219.7	162.5
Interest income	37.3	26.3	22.3
Interest expense	(3.6)	(1.3)	(0.4)
Gain on sale of investments (Refer note 7)	—	43.6	—
Gain/(Loss) on foreign exchange transactions	(3.3)	0.3	(4.6)
Other income/(expense), net	6.2	(0.8)	0.4

Income before income taxes and equity in earnings/(losses) of associated companies	328.2	287.8	180.2
Income taxes	(30.6)	(37.7)	(25.3)
Minority interest	—	0.1	—

Income before equity in earnings/(losses) of associated companies	297.6	250.2	154.9
Equity in earnings/(losses) of associated companies, net of taxes	0.8	(0.8)	(1.1)

Net income	$298.4	$249.4	$153.8

Earnings per share:
Basic	$0.46	$0.39	$0.24
Diluted	$0.45	$0.38	$0.24
Weighted average number of shares used in computing earnings per share (in millions)
Basic	652.5	641.2	632.4
Diluted	666.0	662.8	647.2

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Millions of US Dollars except per share data and as stated otherwise)

							Accumulated
			Additional	Shares	Deferred		other	Shares held	Total
	Common Stock		paid-in	subscribed but	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

Balance as of March 31, 2004	632,503,420	$17.2	$416.2	—	—	$172.8	$29.4	$(1.7)	$633.9
Net income	—	—	—	—	—	153.8	—	—	153.8
Other comprehensive income
Gain on foreign currency translation	—	—	—	—	—	—	0.2	—	0.2

Total Comprehensive income									154.0
Issuance of common stock	6,027,162	0.2	14.7	—	—	—	—	—	14.9
Shares subscribed but unissued	—	—	—	0.1	—	—	—	—	0.1
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	0.2	—	—	—	—	—	0.2
Deferred stock-based compensation	—	—	2.2	—	(2.2)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1.9	—	—	—	1.9
Shares transferred by SC-Trust to employees	—	—	0.3	—	—	—	—	0.2	0.5
Cash dividend paid at the rate of US$0.12 per share	—	—	—	—	—	(37.6)	—	—	(37.6)

Balance as of March 31, 2005	638,530,582	$17.4	$433.6	$0.1	$(0.3)	$289.0	$29.6	$(1.5)	$767.9

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Millions of US Dollars except per share data and as stated otherwise)

							Accumulated
			Additional	Shares	Deferred		other	Shares held	Total
	Common Stock		paid-in	subscribed but	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

Balance as of March 31, 2005	638,530,582	$17.4	$433.6	$0.1	$(0.3)	$289.0	$29.6	$(1.5)	$767.9
Net income	—	—	—	—	—	249.4	—	—	249.4
Other comprehensive income
Loss on foreign currency translation	—	—	—	—	—	—	(13.8)	—	(13.8)

Total Comprehensive income									235.6
Issuance of common stock	10,368,496	0.2	30.3	(0.1)	—	—	—	—	30.4
Shares subscribed but unissued	—	—	—	0.4	—	—	—	—	0.4
Deferred stock-based compensation	—	—	0.9	—	(0.9)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	0.8	—	—	—	0.8
Shares transferred by SC-Trust to employees	—	—	0.3	—	—	—	—	0.3	0.6
Cash dividend paid at the rate of US$0.11 per share	—	—	—	—	—	(41.3)	—	—	(41.3)

Balance as of March 31, 2006	648,899,078	$17.6	$465.1	$0.4	($0.4)	$497.1	$15.8	($1.2)	$994.4

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Millions of US Dollars except per share data and as stated otherwise)

							Accumulated
			Additional	Shares	Deferred		other	Shares	Total
	Common Stock		paid-in	subscribed	stock-based	Retained	comprehensive	held by	Shareholders’
	Shares	Par Value	capital	but unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

Balance as of March 31, 2006	648,899,078	$17.6	$465.1	$0.4	$(0.4)	$497.1	$15.8	$(1.2)	$994.4
Net income	—	—	—	—	—	298.4	—	—	298.4
Other comprehensive income/(loss)
Gain on foreign currency translation	—	—	—	—	—	—	46.3	—	46.3
Adjustments to initially adopt SFAS No. 158, net of tax	—	—	—	—	—	—	(1.2)	—	(1.2)

Total Comprehensive income									343.5
Issuance of common stock	18,296,931	0.7	64.1	(0.4)	—	—	—	—	64.4
Stock split (effected in the form of dividend)	—	17.7	—	—	—	(17.7)	—	—	—
Shares subscribed but unissued	—	—	—	1.8	—	—	—	—	1.8
Gain on dilution of interest in subsidiary company on its issuance of new shares, net of taxes (Refer note 4)	—	—	7.9	—	—	—	—	—	7.9
Reversal of Deferred stock based compensation on adoption of SFAS 123R	—	—	(0.4)	—	0.4	—	—	—	—
Stock-based compensation expense	—	—	15.7	—	—	—	—	—	15.7
Cash dividend paid at the rate of US$0.13 per share	—	—	—	—	—	(56.7)	—	—	(56.7)

Balance as of March 31, 2007	667,196,009	$36.0	$552.4	$1.8	—	$721.1	$60.9	($1.2)	$1,371.0

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Cashflows
(Millions of US Dollars except per share data and as stated otherwise)

	Year ended March 31,
	2007	2006	2005

Cash Flows From Operating Activities
Net income	$298.4	$249.4	$153.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	33.6	31.5	25.0
Stock-based compensation	15.7	0.8	1.9
Deferred income taxes	(6.7)	(5.1)	(1.9)
Gain on sale of investments	—	(43.6)	—
Loss on sale of premises and equipment	0.3	0.2	0.3
Minority Interest	—	(0.1)	—
Equity in (earnings)/losses of associated companies, net of taxes	(0.8)	0.8	1.1
Changes in assets and liabilities:	—
Accounts receivable, net and unbilled revenue on contracts	(127.7)	(81.9)	(40.7)
Prepaid expenses and other receivables, net	13.4	(31.7)	16.6
Other assets, net	(17.5)	(1.8)	(8.0)
Accounts payable	3.8	(2.5)	2.5
Accrued expenses and other current liabilities	38.4	40.1	15.8
Unearned and deferred revenue	7.6	6.1	3.5
Other liabilities non-current	3.0	0.5	1.4

Net cash provided by operating activities	261.5	162.7	171.3

Cash Flows From Investing Activities

Proceeds from maturity of bank deposits	408.0	—	332.1
Investment in bank deposits	(745.6)	—	(411.5)
Purchase of premises and equipment	(81.5)	(54.1)	(39.0)
Proceeds from sale of premises and equipment	0.5	0.3	0.3
Payment for purchase of Citisoft Plc, net of cash acquired	(3.3)	(12.1)	—
Payment for purchase of Knowledge Dynamics Pte. Ltd., net of cash acquired	(0.8)	(1.6)	—
Purchase of investments	—	—	(7.6)
Proceeds from sale of investments	—	62.3	10.2

Net cash used in investing activities	(422.7)	(5.2)	(115.5)

Cash Flows From Financing Activities
Proceeds from short-term debt	10.9	3.6	1.7
Repayments of short-term debt	(4.7)	(1.2)	—
Proceeds from long-term debt	4.3	16.3	0.2
Repayment of long-term debt	(3.9)	(2.7)	(2.2)
Issuance of common stock	64.4	31.0	15.4
Shares subscribed but unissued	1.8	0.4	0.1
Issuance of Preferred stock by subsidiary, net of issuance cost	—	—	9.5
Cash dividends paid	(56.7)	(41.3)	(37.6)

Net cash provided by/(used in) financing activities	16.1	6.1	(12.9)

Effect of exchange rate changes on cash and cash equivalents	4.5	(0.6)	0.2

Net change in cash and cash equivalents	(140.6)	163.0	43.1

Cash and cash equivalents at the beginning of the year	292.8	129.8	86.7

Cash and cash equivalents at the end of the year	$152.2	$292.8	$129.8

Supplementary information:
Cash paid during the year for:
Income taxes	$32.8	$44.9	$25.4
Interest	2.6	1.3	0.5
Non-cash items:
Capital leases and hire purchase	$2.3	$2.5	$2.0
Deferred consideration for purchase of Citisoft Plc	5.9	3.1	—
Deferred consideration for purchase of Knowledge Dynamics Pte Ltd	—	1.5	—

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

1. Description of Business
Satyam Computer Services Limited, its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology (“IT”) services and Business Process Outsourcing (“BPO”) services. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an IT services provider that uses global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai, Germany, Canada, China, Hungary, Saudi Arabia and Brazil. Satyam offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Nipuna Services Limited (“Nipuna”) a majority owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Care (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
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
Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements; require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. The use of the percentage of completion method reflects the pattern in which the obligations to the customer are fulfilled. Satyam has used an input-based approach since the input measures are a reasonable surrogate for output measures. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.
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
Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Satyam has not provided for any warranty costs for the years ended March 31, 2007, 2006 and 2005 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.
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

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

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
g) Research and development Costs
Research and development costs are expensed as incurred and amounted to US$0.4 million, US$0.5 million and US$0.6 million for the years ended March 31, 2007, 2006 and 2005 respectively.
h) Goodwill and Other Intangible Assets
Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. Effective April 1, 2002, Satyam adopted provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” which sets forth the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill is tested annually for impairment, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. Satyam follows the two-step impairment recognition and measurement guidance in accordance with SFAS 142.
Satyam amortizes other intangible assets over their estimated useful lives on a straight-line basis unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values.
i) Impairment of Long-lived Assets
Satyam accounts for impairment of long-lived assets in accordance with the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.
j) Investments
Satyam accounts for investments in accordance with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.
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
l) Advertising Costs
Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$1.0 million, US$2.2 million and US$1.1 million for the years ended March 31, 2007, 2006 and 2005 respectively.
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

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

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
Effective March 31, 2007, Satyam adopted the provisions of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. The provisions of SFAS No. 158 were adopted pursuant to the transition provisions therein. Accordingly, Satyam has recognized unrecognized actuarial losses as a liability with corresponding adjustment to accumulated other comprehensive income (net of tax), a separate component of shareholders’ equity.
The funded status of the company’s retirement-related benefit plans is recognized in the Consolidated Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation at March 31, the measurement date. The current portion of the benefit obligation represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets. This liability is recorded in Accrued Expenses and Other Current Liabilities in the Consolidated Balance Sheet.
(Gains)/losses not recognized as a component of net periodic gratuity cost/(income) in the Consolidated Statement of Income as they arise are recognized as a component of other comprehensive income in the Consolidated Statement of Stockholders’ Equity, net of tax. Those (gains)/losses are subsequently recognized as a component of net periodic gratuity period cost/(income) pursuant to the recognition and amortization provisions of applicable accounting standards. (Gains)/losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Net periodic gratuity cost/(income) is recorded in the Consolidated Statement of Income and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost and (gains)/losses previously recognized as a component of Other Comprehensive Income.
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

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

p) Stock-Based Compensation
Effective April 1, 2006, Satyam adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). Prior to the adoption of SFAS 123R, Satyam recognized stock-based compensation using the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000 to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro-forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. In March 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No.107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. Satyam has applied the provisions of SAB 107 in its adoption of SFAS 123R.
Satyam adopted SFAS 123R using the modified prospective transition method, which required the application of the accounting standard as of April 1, 2006, the first day of Satyam’s fiscal year 2007. Under this transition method, stock-based compensation expensed for the year ended March 31, 2007 includes a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, (“SFAS 123”) and b) Stock-based compensation expenses for all stock-based compensation awards granted after April 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.
Pro forma disclosure
Had deferred stock-based compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro forma amounts of Satyam’s net income and earnings per share would have been as follows for the year ended March 31, 2006 and 2005.

	(US$ in millions except per share data)
	Year ended March 31,
	2006	2005

Net Income
- As reported	$249.4	$153.8
Add: Charge under APB25	0.8	1.9
Less: Charge under FAS123	(22.2)	(22.6)

- Pro forma	$228.0	$133.1

Earnings Per Share:
Basic
- As reported	$0.39	$0.49
- Pro forma	$0.38	$0.42
Diluted
- As reported	$0.36	$0.48
- Pro forma	$0.34	$0.41

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

The fair value of Satyam Computer Services’ stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.
The following weighted average assumptions were used:

	Year ended March 31,
	2006	2005

Dividend yield	0.75%	0.75%
Expected volatility	57%	61%
Risk-free interest rate	7%	7%
Expected term (in years)	1.26	2.03

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
r) Recently issued accounting pronouncements
In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in a Company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, which is April 1, 2007 for us. The differences, if any between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are in the process of evaluating the impact this new standard will have on our financial position, results of operations and liquidity.
In September 2006, the Securities and Exchange Commission (“SEC”) released SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Satyam adopted SAB 108 during the fourth quarter of 2007. The adoption did not have a material impact on our financial position, cash flows, or results of operations.
In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, which is fiscal year commending April 1, 2008 for us. We are in the process of evaluating the impact SFAS 157 will have on our financial position, results of operations, liquidity and its related disclosures.
As discussed in note 2(m), “Significant Accounting Policies,” effective March 31, 2007, Satyam adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),” which requires the recognition of the funded status of the retirement-related benefit plans in the Consolidated Balance Sheet and the recognition of the changes in that funded status in the year in which the changes occur through Accumulated Other Comprehensive Income, net of applicable tax effects. The provisions of SFAS No. 158 were adopted pursuant to the transition provisions therein. Satyam measures defined benefit plan assets and obligations as of March 31 and SFAS No. 158 did not affect the company’s existing valuation practices.
In February 2007, the FASB issued FASB Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007, which is fiscal year commencing April 1, 2008 for us. We are in the process of evaluating the impact SFAS 159 will have on our financial position, results of operations, liquidity and its related disclosures.
s) Reclassifications
Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.
3. Acquisitions
a) Citisoft Plc.
On May 12, 2005, Satyam Computer Services acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005. The acquisition has been accounted for by following the purchase method of accounting.
The consideration for the 75% equity interest in Citisoft amounted to US$17.4 million comprising of an initial consideration of US$14.3 million (including direct acquisition costs of US$0.9 million) and deferred consideration (non-contingent) of US$3.1 million. Deferred consideration for the acquisition of the 75% equity interest was accounted for as part of the purchase consideration and disclosed as a current liability in the consolidated balance sheet as of March 31, 2006 this has been paid subsequently in June 2006.
Satyam Computer Services is also required to pay a maximum earn out consideration amounting to US$3.9 million in May 2007 based on achievement of targeted revenues and profits for the year ended April 30, 2007. The earn-out consideration will be accounted for as additional purchase consideration when the contingency is resolved.
Satyam Computer Services had a call option and the minority shareholders had a put option to acquire / sell the balance 25% equity shares in two tranches 12.5% on April 30, 2007 and 12.5% on April 30, 2008. The consideration payable for the first tranche of 12.5% equity shares on April 30, 2007 would amount to US$2.8 million and a maximum earn-out consideration amounting to US$2.7 million based on achievement of targeted revenues and profits. The consideration payable for the second tranche of 12.5% equity shares on April 30, 2008 would amount to US$2.9 million and a maximum earn-out consideration amounting to US$4.2 million based on achievement of targeted revenues and profits. Satyam Computer Services recorded the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 75.0% interest in Citisoft. The difference between the fair values at each valuation date was charged to selling, general and administration expenses in statement of income. On the basis of an independent valuation, the value of put option was US$ Nil and US$1.1 million as of May 12, 2005 and March 31, 2006 respectively.
On June 29, 2006, Satyam Computer Services exercised the call option and acquired the remaining 25% equity interest for a deferred consideration of US$5.9 million payable on April 30, 2007 and a maximum earn-out consideration of US$2.7 million and US$4.2 million payable in May 2007 and 2008 respectively based on achievement of targeted revenues and profits for the years ended April 30, 2007 and 2008 respectively.. As a result Satyam reversed the put option liability during the year ended March 31, 2007. The acquisition was accounted for as a step purchase of the 25% equity interest, the deferred consideration for the acquisition of the 25% equity interest was accounted for as part of the purchase consideration and disclosed as a current liability in the consolidated balance sheet as of March 31, 2007. The earn-out consideration will be accounted for as additional purchase consideration when the contingency is resolved.
Satyam Computer Services is also required to fund an Employee Benefit Trust (“EBT”) formed by Citisoft for the purpose of providing additional incentive to employees to contribute to the success of Citisoft. Satyam is required to fund a maximum of US$3.4 million and US$1.7 million on April 30, 2007 and 2008 respectively, based on achievement of targeted revenues and profits. Satyam Computer Services has recognized US$1.7 million and US$1.4 million in the consolidated statement of income as part of cost of revenues in respect of the EBT contribution for the years ended March 31, 2007 and 2006 respectively. The unpaid EBT contribution (disclosed as a current liability) amounted to US$1.6 million and US$1.4 million as of March 31, 2007 and 2006 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

The purchase consideration for acquisition of interest has been allocated to the assets acquired and liabilities assumed as of the date of acquisition based on management’s estimates and a valuation done by an independent valuer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The goodwill has been allocated to the IT services segment. The purchase price allocation is as follows:

US$ in millions
	Acquisition of	Acquisition of
	75% interest	25% interest

Purchase price	$17.4	$5.9

Allocated to:
Net current assets	$2.2	0.7
Tangible assets	0.3	0.1
Customer Contracts related intangibles	0.8	0.3
Customer relationship related intangibles	5.4	0.7
Trade name	0.7	0.1
Goodwill	10.3	4.4
Deferred tax liability	(2.3)	(0.4)

Total	$17.4	$5.9

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
The consideration for this acquisition amounted to US$3.3 million comprising of initial consideration of US$1.8 million (including direct acquisition costs of $11 thousand) and deferred consideration (non-contingent) of US$1.5 million. The total deferred consideration for the acquisition of US$1.5 million has been accounted for as part of the purchase consideration out of which US$0.8 million has been paid during the year ended March 31, 2007 and US$0.7 million has been disclosed as a current liability in the consolidated balance sheet. Satyam Computer Services is also required to pay a maximum earn out consideration amounting to US$1.1 million and US$1.1 million on April 30, 2007 and 2008 respectively based on the achievement of targeted revenues and profits from the date of acquisition up to April 30, 2007 and 2008 respectively. The earn-out consideration will be accounted for as purchase consideration when the contingency is resolved.
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

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

4. Preferred Stock of Subsidiary
Nipuna issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs 10 (US$0.23) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs.10 (US$0.23) per share, in exchange for an aggregate consideration of US$20 million.
As per the agreement, these preference shares were mandatorily convertible into equity shares of Nipuna no later than June 2006, if Nipuna achieved certain targets for revenues and profits earned up to March 31, 2006. If these targeted revenues and profits were not achieved by Nipuna along with other triggering events, the investors had an option to either redeem these preference shares or convert them. Although certain triggering events for early redemption as per the agreement occurred during the period January 2004 to December 2004 the investors waived the right of early redemption. Further Nipuna has not achieved the targeted revenues and profits upto March 2006.
If not converted, early converted or redeemed, these convertible preference shares were redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% to 13.5% p.a. The Investors are entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs. 10 (US$0.23) from the date of issuance of such Preference Shares. The dividends are cumulative and payable in cash at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of Nipuna legally available for the payment of dividends. These preference shares rank senior to all classes of Nipuna’s currently existing capital stock or established subsequently with respect to dividend distributions and repayment of capital and premium upon a Bankruptcy Event or Change in Control with respect to Nipuna, unless the terms and conditions of such class expressly provide that such class will rank senior to or on parity with the convertible redeemable cumulative preference shares. The dividend on the preference shares for the year ended March 31, 2007 is payable.
On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, the Investors and Nipuna. Out of the total preference shares, 50% of the preference shares (US$10 million) would be redeemed for US$13.6 million at the target date on May 21, 2007 and the balance 50% would get converted into equity shares of Nipuna based on the terms of the existing subscription agreement. Since 50% of the Preference Shares are mandatorily redeemable, Satyam has reclassified 50% of the preference shares as a current liability measured at fair value and accrued redemption premium amounting to US$3.6 million up to March 31, 2007.
Further as per the SPRA Agreement, Satyam agrees to purchase and the Investors agree to sell these equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurs on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of US$35 million to maximum of US$45 million, however if an acceleration event occurs the purchase price would equal US$45 million. If the share purchase closing occurs after the share purchase target date then the purchase price shall not be less than US$35 million however if an acceleration event occurs the purchase price shall not be less than US$45 million. This is subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. As of March 31, 2007 an acceleration event has occurred.
The forward contract is freestanding and has been accounted for under SFAS 150 and hence the issuance of Nipuna’s equity shares has been considered as a minority interest. The Investors gave Nipuna a Notice of Conversion of Preference Shares and in January 2007 preference shares amounting to US$10 million have been converted into 6,422,267 equity shares of Nipuna. Due to the issue of shares by Nipuna Satyam Computer Services’ ownership interest in Nipuna was reduced from 100.0% as at March 31, 2006 to 74.0% as at March 31, 2007. The shares issued to the Investors are at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of US$7.9 million, net of taxes during the year ended March 31, 2007 has been recorded as an increase in additional paid in capital. Since the losses applicable to the minority interest in Nipuna exceeded the minority interest in the equity capital of Nipuna, such excess and further losses have been charged in Satyam’s consolidated statement of income. The Investors holding in Nipuna has been accounted for as a minority interest.
The forward contract has a zero fair vale at inception and at balance sheet date since as per regulatory requirements the transaction can take place only at fair value. Upon settlement of the forward the acquisition of the minority interest would be reflected as a step acquisition with a corresponding reduction in minority interest.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

5. Investments
Investments of Satyam consist of other non-marketable securities.

		(US$ in millions)
	As of March 31,
	2007	2006

Other investments, at cost	$3.7	$3.7
Less: Provision for impairment	(3.7)	(3.7)

Investments — Non current	—	—

Satyam records an investment impairment charge on other non-marketable investments, which are carried at cost, when management believes an investment has experienced a decline in value that is judged to be other than temporary. Satyam monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, Satyam impaired the entire carrying value of other non-marketable investments as of March 31, 2003 due to adverse changes in the above factors.
6. Investments in bank deposits
Investments in bank deposits represent term deposits placed with banks earning fixed rate of interest. Investments in bank deposits with maturities of less than a year are disclosed as current assets and with maturities of more than one year as non current. Interest on investments in bank deposits is recognized on accrual basis. Investments in bank deposits amounted to US$767.6 million and US$403.7 million as of March 31, 2007 and 2006 respectively with maturities of more than two years (as of March 31, 2007).
7. Investments in associated companies
The carrying values of investments in various associated companies of Satyam are as follows:

		(US$ in millions)
	As of March 31,
	2007	2006

Satyam Venture	$3.5	$2.7
CA Satyam	1.1	0.8

Total	$4.6	$3.5

Sify
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
Satyam Computer Services’ equity in loss of Sify, net of taxes amounted to US$Nil, US$1.3 million and US$1.7 million for the years ended March 31, 2007, 2006 and 2005 respectively.
Satyam Venture
On October 28, 1999, Satyam Computer Services entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam Computer Services’ equity in the profit of Satyam Venture, net of taxes amounted to US$0.6 million, US$0.5 million and US$0.7 million for the years ended March 31, 2007, 2006 and 2005 respectively. (Also refer note 19(f)).

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

CA Satyam
On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001, at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1.5 million each in the joint venture. Satyam Computer Services equity in the profit / (losses) of CA Satyam, net of taxes amounted to US$0.2 million, US$(15) thousand and US$(0.1) million for the years ended March 31, 2007, 2006 and 2005 respectively.
8. Premises, Equipment and Depreciation
Premises and equipment at cost less accumulated depreciation consist of:

		(US$ in millions)
	As of March 31,
	2007	2006

Freehold land	$8.9	$7.0
Leasehold land	1.9	1.8
Premises	24.5	23.6
Computers including servers	131.2	109.7
System software	24.7	21.0
Office equipment	69.0	61.6
Furniture and fixtures	47.4	40.1
Vehicles	9.0	7.0
Assets under construction	70.8	19.9

Total	387.4	291.7
Less: Accumulated depreciation	(224.3)	(185.1)

Premises and equipment, net	$163.1	$106.6

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2 — 5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Depreciation expense amounted to US$32.4 million, US$30.6 million and US$25.0 million for the years ended March 31, 2007, 2006 and 2005 respectively.
9. Goodwill
Goodwill consists of:

	(US$ in millions)
	As of March 31,
	2007	2006

Goodwill
Acquisition of Citisoft Plc	$15.0	$10.5
Acquisition of Knowledge Dynamics Pte Ltd	2.1	2.0
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	23.9	23.1
Satyam Technologies Inc.	3.7	3.6

Total	44.7	39.2

Less: Accumulated amortization	(12.0)	(11.6)

Goodwill, net	$32.7	$27.6

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

The following table presents the reconciliation of changes in carrying values of goodwill:

(US$ in millions)
	Year ended March 31,
	2007	2006	2005

Goodwill at the beginning of the year	$27.6	$15.5	$15.5
Acquisitions during the year	4.4	12.4	—
Impairment during the year	—	—	—
Change due to foreign exchange	0.7	(0.3)	—

Goodwill at the end of the year	$32.7	$27.6	$15.5

Goodwill represents the excess of amount paid towards purchase price over the fair value of assets acquired, and relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited and Satyam Technologies Inc., and acquisition of Citisoft Plc. and Knowledge Dynamics Pte Ltd., by Satyam Computer Services. Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may not be recoverable as provided under FAS 142.
10. Intangible assets, net
Intangible assets consist of:

(US$ in millions)
		As of March 31,
		2007			2006
Acquired and
amortized intangible	Weighted average	Gross carrying	Accumulated	Net intangible	Gross carrying	Accumulated	Net intangible
assets	life (in years)	amount	amortization	assets	amount	amortization	assets

Citisoft Plc
Customer Relationship	8	$6.3	(1.4)	$4.9	$4.9	$(0.6)	$4.3
Customer Contracts	6	1.1	(0.2)	0.9	0.8	(0.1)	0.7
Trade name	5	0.8	(0.2)	0.6	0.6	(0.1)	0.5

Total		$8.2	(1.8)	$6.4	$6.3	$(0.8)	$5.5

Knowledge Dynamics
Customer Contracts and Related Relationships	9	$1.1	$(0.3)	$0.8	$1.0	$(0.1)	$0.9
Trade name	3	0.1	—	0.1	0.1	—	0.1
Internally developed technology	3	0.1	—	0.1	0.1	—	0.1

Total		$1.3	$(0.3)	$1.0	$1.2	$(0.1)	$1.1

During the year Satyam has not recognized any impairment of other intangible assets. Satyam has adopted the provisions of SFAS No. 141 and 142, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. Satyam does not have any intangible assets with indefinite useful life.
The following table presents the reconciliation of changes in carrying values of other intangible assets:
(US$ in millions)
	Year ended March 31,
	2007	2006	2005

Identifiable intangibles at the beginning of the year	$6.6	—	—
Acquisitions during the year	1.1	$8.0	—
Amortization during the year	(1.2)	(0.9)	—
Change due to foreign exchange	0.9	(0.5)	—

Identifiable intangibles at the end of the year	$7.4	$6.6	—

The expected future annual amortization expense of other intangible assets is as follows:

US$ in millions

Estimated amortization expense:
For the year ended March 31,
2008	$1.4
2009	1.3
2010	1.2
2011	1.1
2012	1.0
Beyond 2012	1.4

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

11. Income Taxes
The income tax expense consists of:

(US$ in millions)
	Year ended March 31,
	2007	2006	2005

Foreign taxes
Current	$10.4	$15.4	$18.1
Deferred	(0.7)	(0.8)	(0.6)
Domestic taxes
Current	26.9	27.4	9.1
Deferred	(6.0)	(4.3)	(1.3)

Aggregate taxes	$30.6	$37.7	$25.3

A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income before income tax expense is summarized below:

(US$ in millions)
	Year ended March 31,
	2007	2006	2005

Net income before taxes	$328.2	$287.8	$180.2
Enacted tax rates in India	33.66%	33.66%	36.59%

Computed tax expense	$110.5	$96.9	$65.9
Tax effect due to non-taxable export income	(98.4)	(75.3)	(52.7)
Difference arising from different tax rates in other tax jurisdictions	12.0	10.2	5.5
Difference arising from different tax rates on gain on sale of investment	—	(7.0)	—
Stock- based compensation (non-deductible)	4.0	0.3	0.7
Changes in valuation allowance, including losses of subsidiaries	1.7	5.4	3.5
Effect of tax rate change	—	0.1	—
Others	0.8	7.1	2.4

Income taxes recognized in the statement of income	$30.6	$37.7	$25.3

The current provision for income taxes, net of payments, were US$15.5 million and US$8.5 million as of March 31, 2007 and 2006 respectively. The foreign taxes are due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefit of this tax incentive has historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2009. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.
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

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

(US$ in millions)
	As of March 31,
	2007	2006

Deferred tax assets:
Operating loss carry forwards	$26.6	$24.0
Provision for accounts receivable, advances and investments	4.2	5.7
Premises and equipment	3.3	0.5
Provision for gratuity and unutilized leaves	12.8	6.5
Gross deferred tax assets	46.9	36.7
Less: Valuation allowance	(26.6)	(24.0)

Total deferred tax assets	20.3	12.7

Deferred tax liabilities:
Premises and equipment	(6.3)	(6.4)
Provision for accounts receivable and advances	(3.0)	(2.8)
Intangible assets	(2.5)	(2.2)
Investments in associated companies and gain on dilution	(2.8)	(0.3)

Total deferred tax liabilities	(14.6)	(11.7)

Net deferred tax assets/ (liabilities)	$5.7	$1.0

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$39.8 million and US$37.8 million as of March 31, 2007 and 2006 respectively.
Operating loss carry forwards for tax purposes of Satyam amounts to approximately US$26.6 million and US$24.0 as of March 31, 2007 and 2006 respectively and are available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized. Currently, a full valuation allowance has been made for such losses since we believe that our subsidiaries will not generate sufficient taxable income prior to expiration of carry forwards and under Indian regulations we are not allowed to file a consolidated tax return.
Net deferred tax asset/ (liabilities) included in the consolidated balance sheets are as follows:

(US$ in millions)
	As of March 31,
	2007	2006

Current assets — deferred income taxes	$17.1	$10.5
Non-current assets — other assets*	3.3	2.2
Current liabilities — accrued expenses and other liabilities*	(3.1)	(2.8)
Long-term liabilities — deferred income taxes	(11.6)	(8.9)

Net deferred tax asset/ (liabilities)	$5.7	$1.0

*	Included in “other assets” and “accrued expenses and other liabilities” respectively.
12. Borrowings
Short-term debt
Short-term debt amounted to US$10.5 million and US$4.1 million as of March 31, 2007 and 2006 respectively. Short-term debt represents overdraft facility of Nipuna at floating rate of interest of LIBOR+0.25% which is secured by a charge on book debts, accounts receivable and other moveable assets. The weighted-average interest rate on this borrowing was 6.71% and 5.33% for the years ended March 31, 2007 and 2006 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Long-term debt
Long-term debt outstanding comprise of:

	(US$ in millions)
	As of March 31,
	2007	2006

Secured debts, representing obligation principally to banks and financial institutions
— 10.25% Rupee loans of SC-Trust, maturing serially through fiscal 2008	—	$1.3
— 0.95% above 6 month LIBOR working capital term loan maturing serially through fiscal 2009	10.0	5.6
— 0.95% above 6 month LIBOR external commercial borrowing maturing serially through fiscal 2009	10.6	10.5
Hire Purchase Loans	3.2	2.9

Total Debt	23.8	20.3
Less: Current portion of long-term debt	(1.6)	(2.4)

Long-term debt, net of current portion	$22.2	$17.9

Rupee loans as of March 31, 2006 were secured by equity shares of Satyam Computer Services’ held by the SC-Trust and had an interest rate of 10.25%. These rupee loans have been repaid during the year ended March 31, 2007.
Working capital term loan and external commercial borrowing have been taken by Nipuna. Satyam Computer Services has given a corporate guarantee to the bank for these borrowings. These borrowings are repayable in 3 years from each draw down date.
Aggregate maturities of long-term debt subsequent to March 31, 2007, are US$1.6 million in fiscal 2008, US$21.6 million in fiscal 2009, US$0.4 million in fiscal 2010 and US$0.2 million in fiscal 2011.
Unused lines of credit
Unused lines of credit comprise of:

	(US$ in millions)
	As of March 31,
	2007	2006

Short-term debt	$9.0	$3.8
Long-term debt	—	3.9
Non-fund facilities — Bank Guarantees	16.2	4.4

Total Unused lines of credit	$25.2	$12.1

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

13. Employee Benefits
The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheets and statements of income.

	(US$ in millions)
	Year ended March 31,
	2007	2006	2005

Accumulated benefit obligation	$7.6	$5.7	$2.6

Change in projected benefit obligation
Projected benefit obligation at beginning of the year	$7.8	$5.2	$4.0
Service cost	2.1	1.9	1.5
Interest cost	0.6	0.4	0.3
Actuarial loss/(gain)	0.6	0.9	(0.3)
Benefits paid	(1.2)	(0.5)	(0.3)
Effect of exchange rate changes	0.3	(0.1)	—

Projected benefit obligation at end of the year	10.2	7.8	5.2

Change in plan assets
Employer contribution	1.2	0.5	0.3
Benefits paid from plan assets	(1.2)	(0.5)	(0.3)

Fair value of plan assets at end of the year	—	—	—

Funded status of the plans	(10.2)	(7.8)	(5.2)
Unrecognized net actuarial loss	—	1.3	0.4

Accrued benefit cost	$(10.2)	$(6.5)	$(4.8)

The components of net gratuity costs are reflected below:
Service cost	$2.1	$1.9	$1.5
Interest cost	0.6	0.4	0.3
Amortization	0.1	—	—

Net gratuity costs	$2.8	$2.3	$1.8

The assumptions used in accounting for the gratuity plan for the years ended March 31, 2007, 2006 and 2005 are set out below:
Weighted-average assumptions used to determine benefit obligations:

	Year ended March 31,
	2007	2006	2005

Discount rate	9.8%	8.0%	8.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Weighted-average assumptions used to determine net periodic benefit cost:

	Year ended March 31,
	2007	2006	2005

Discount rate	9.8%	8.0%	7.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Cash Flows
Satyam expects to contribute US$2.1 million to its Gratuity plan during the year ending March 31, 2008. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(US$ in millions)

Expected
For the financial year ended March 31,	contribution

2009	$2.3
2010	2.9
2011	3.6
2012	4.6
2013 — 2016	$19.2

Effective March 31, 2007, Satyam adopted the provisions of SFAS No. 158. The following table presents the incremental effect of applying SFAS No. 158 on the Consolidated Statement of Financial Position:

	Before		After
	application of		application of
	SFAS 158	Adjustments	SFAS 158

Current assets — Deferred income taxes	$17.0	$0.1	$17.1
Non-current assets — Other assets	39.0	0.5	39.5
Total Assets	1,623.5	0.6	1,624.1
Current liabilities — Accrued expenses and other current liabilities	148.4	0.2	148.6
Long-term liabilities — Gratuity, excluding current portion	6.5	1.6	8.1
Total Liabilities	251.3	1.8	253.1
Accumulated other comprehensive income, net of tax	62.1	(1.2)	60.9
Total Shareholders’ Equity	$1,372.2	$(1.2)	$1,371.0

As at March 31, 2007, Satyam recorded unrecognized net gains/(losses) amounting to US$(1.2) million in the Stockholders’ equity section as part of Accumulated Other Comprehensive Income, net of tax, of US$0.6 million.
Provident Fund
Satyam’s contribution towards the Provident Fund amounted to US$14.7 million, US$10.7 million and US$6.8 million for the years ended March 31, 2007, 2006 and 2005 respectively.
Superannuation Plan
Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$1.9 million, US$1.2 million and US$0.9 million for the years ended March 31, 2007, 2006 and 2005.
14. Earnings per Share
Basic earning per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested and unexercised shares held by the SC — Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 146,200 and 106,600 as of March 31, 2007 and 2006 respectively. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.
In addition to the above, the unallocated shares held by SC — Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 2,149,680 and 2,279,680 as of March 31, 2007 and 2006 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

The components of basic and diluted earnings per share were as follows:

	(US$ in millions except per share data and as stated otherwise)
	Year ended March 31,
	2007	2006	2005

Net income	$298.4	$249.4	$153.8
Equity Shares:
Average outstanding shares (in millions)	652.5	641.2	632.4
Dilutive effect of Associate Stock Options (in millions)	13.5	21.6	14.8

Share and share equivalents (in millions)	666.0	662.8	647.2

Earnings per share
Basic	$0.46	$0.39	$0.24
Diluted	$0.45	$0.38	$0.24

15. Stock-based Compensation Plans
ASOP plan
In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 26,000,000 shares, as adjusted to eligible associates. Satyam Computer Services issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999 the SC- Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. The warrants vest immediately or vest over a period ranging from one to three years. Upon vesting, associates have 30 days in which to exercise these warrants. As of March 31, 2007, warrants (net of lapsed and cancelled) to purchase 23,829,720 equity shares have been granted to associates pursuant to ASOP since inception.
ASOP B plan
In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 83,454,280 shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. As of March 31, 2007, options (net of lapsed and cancelled) to purchase 54,582,747 equity shares have been granted to associates under this plan since inception.
ASOP ADS plan
In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 5,149,330 ADSs (10,298,660 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These warrants vest over a period of 1-10 years from the grant date. As of March 31, 2007, warrants (net of lapsed and cancelled) for 3,215,800 ADSs representing 6,431,600 equity shares have been granted to associates under the ASOP ADS since inception.
Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)
During the year ended March 31, 2007, Satyam Computer Services has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. ASOP RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these warrants. As of March 31, 2007, warrants for 3,293,140 shares have been granted under the ASOP — RSUs.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Associate Stock Option Plan — RSUs (ADS) (ASOP — RSUs (ADS))
During the year ended March 31, 2007, Satyam Computer Services has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these warrants. As of March 31, 2007, warrants for 236,620 ADS representing 473,240 shares have been granted under the ASOP — RSUs (ADS).
Warrant grants
During the year ended March 31, 2007, the SC-Trust issued immediately vesting warrants for 39,000 shares and warrants for 91,000 (net of Nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year ended March 31, 2007, under the ASOP B plan, Satyam Computer Services issued warrants for Nil (net of 8,180,519 warrants cancelled) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 20,000 ADS representing 40,000 shares, warrants for 126,142 ADS representing 252,284 shares were cancelled. Further, during the year ended March 31, 2007, under the ASOP — RSUs plan, Satyam Computer Services issued warrants for 3,293,140 shares to the associates. During the same period, under the ASOP — RSUs (ADS) plan, Satyam Computer Services issued warrants for 236,620 ADS representing 473,240 shares to associates under the ASOP — RSUs (ADS) plan.
During the year ended March 31, 2006, the SC-Trust issued immediately vesting warrants for 26,400 shares and warrants for 61,600 (net of Nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year ended March 31, 2006, under the ASOP B plan, Satyam Computer Services issued warrants for 984,362 (net of 5,595,190 warrants cancelled) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 139,986 ADS representing 279,972 (net of warrants for 180,444 ADS representing 360,888 shares cancelled) shares to associates under the ASOP (ADS) plan.
During the year ended March 31, 2005, the SC-Trust issued immediately vesting warrants for 101,680 and warrants for 769,000 (net of Nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year, under the ASOP B plan, Satyam Computer Services issued warrants for 23,914,466 (net of 4,497,048 warrants cancelled) shares to the associates. During the year, under the ASOP (ADS), Satyam Computer Services issued warrants for 529,120 ADS representing 1,058,240 (net of warrants for 204,328 ADS representing 408,656 shares cancelled) shares to associates under the ASOP (ADS) plan.
Changes in number of equity shares representing stock options outstanding for each of the plans were as follows:

	Year ended March 31,
	2007		2006		2005
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
ASOP Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the year	106,600	$1.42	481,000	$1.18	116,400	$1.00
Granted	130,000	$1.67	88,000	$1.37	870,680	$1.12
Exercised	(90,400)	$1.39	(462,400)	$1.13	(506,080)	$1.05
Cancelled	—	—	—	—	—	—
Lapsed	—	—	—	—	—	—

Balance at the end of the year	146,200	$1.69	106,600	$1.42	481,000	$1.18

Exercisable at the end of the year	—	—	—	—	—	—
Weighted average fair value of options granted during the year		$10.24		$6.08		$3.83

The aggregate grant date intrinsic value of stock options outstanding under ASOP Plan was US$2.6 million, US$0.2 million and US$0.3 million for the years ended March 31, 2007, 2006 and 2005 respectively. As of March 31, 2007 options vested and expected to vest are 146,200 with an aggregate grant date intrinsic value of US$2.6 million.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	Year ended March 31,
	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP B	equity shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the year	45,605,388	$3.74	53,660,630	$3.57	35,020,962	$3.03
Granted	—	—	6,579,552	$4.71	28,411,514	$4.03
Exercised	(17,448,659)	$3.80	(9,039,604)	$3.05	(5,274,798)	$2.51
Cancelled	(8,180,519)	$3.88	(5,595,190)	$3.77	(4,497,048)	$3.34

Balance at the end of the year	19,976,210	$3.89	45,605,388	$3.74	53,660,630	$3.57

Exercisable at the end of the year	6,001,418	$4.06	10,248,808	$3.43	11,390,396	$3.38
Weighted average fair value of options granted during the year	—	—		$4.71		$4.03

As of March 31, 2007 options vested and expected to vest are 16,780,016 with an aggregate grant date intrinsic value of US$Nil.

	Year ended March 31,
	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP (ADS)	equity shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the year	3,982,684	$4.12	5,031,604	$3.71	4,725,728	$2.96
Granted	40,000	$10.02	640,860	$5.74	1,466,896	$5.71
Exercised	(848,272)	$2.89	(1,328,892)	$2.69	(752,364)	$2.71
Cancelled	(252,284)	$4.42	(360,888)	$7.41	(408,656)	$3.91

Balance at the end of the year	2,922,128	$4.89	3,982,684	$4.25	5,031,604	$3.71

Exercisable at the end of the year	1,985,282	$8.33	1,865,764	$2.97	1,427,400	$2.72
Weighted average fair value of options granted during the year		$10.02		$5.74		$5.71

As of March 31, 2007 options vested and expected to vest are 2,600,294 with an aggregate grant date intrinsic value of US$Nil.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Year ended March 31,
	2007		2006		2005
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
RSU Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the year	—	—	—	—	—	—
Granted	3,293,140	$0.05	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—
Lapsed	—	—	—	—	—	—

Balance at the end of the year	3,293,140	$0.05	—	—	—	—

Exercisable at the end of the year	—	—	—	—	—	—
Weighted average fair value of options granted during the year	—	$11.77	—	—	—	—

The aggregate grant date intrinsic value of stock options outstanding under ASOP RSU Plan was US$31.1 million, US$Nil and US$Nil for the years ended March 31, 2007, 2006 and 2005 respectively. As of March 31, 2007 options vested and expected to vest are 2,852,518 with an aggregate grant date intrinsic value of US$28.0 million.

Year ended March 31,
	2007		2006		2005
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
RSU ADS Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the year	—	—	—	—	—	—
Granted	473,240	$0.05	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—
Lapsed	—	—	—	—	—	—

Balance at the end of the year	473,240	$0.05	—	—	—	—

Exercisable at the end of the year	—	—	—	—	—	—
Weighted average fair value of options granted during the year		$24.05	—	—	—	—

The aggregate grant date intrinsic value of stock options outstanding under ASOP RSU ADS Plan was US$4.9 million, US$Nil and US$Nil for the years ended March 31, 2007, 2006 and 2005 respectively. As of March 31, 2007 options vested and expected to vest are 426,910 with an aggregate grant date intrinsic value of US$4.6 million.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Information about number of equity shares representing stock options outstanding as on March 31, 2007:

		Outstanding			Exercisable
		Weighted Average	Weighted Average	Number of equity	Weighted Average	Number of equity
Range of Exercise		Exercise Price (per	remaining	shares arising out	Exercise Price (per	shares arising out
Price (per equity share)		equity share)	contractual life	of options	equity share)	of options
Rs.2.00	$0.05	Rs.2.25
Rs.4.00	$0.09	$0.05	7.23 Years	3,766,380	—	—

Rs.70.57	$1.64	Rs.148.07			Rs.135.08
Rs.172.68	$4.01	$3.44	5.49 Years	10,149,014	$3.13	2,593,992

Rs.172.69	$4.01	Rs.204.72			Rs.214.51
Rs.430.68	$9.99	$4.75	5.72 Years	11,237,734	$4.98	4,511,728

Rs.430.69	$9.99	Rs.521.02			Rs.504.66
Rs. 863.67	$20.04	$12.09	5.84 Years	1,657,790	$11.71	880,980

The US$ numbers in the above tables have been translated using the closing exchange rate as of March 31, 2007 1US$= Rs43.10
There are no grants with the exercise price in the range of Rs.4.01 — Rs.70.56 (US$0.10 — US$1.63).
Stock-based compensation
Satyam’s Consolidated Financial Statements as of and for the year ended March 31, 2007 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. As required by SFAS 123(R), management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. Upon adoption of SFAS 123R, Satyam had no cumulative adjustment on account of expected forfeitures for stock-based awards granted prior to April 1, 2006. During the year ended March 31, 2007, Satyam recorded stock-based compensation related to stock options of US$15.7 million on graded vesting basis for all unvested options granted prior to and options granted after the adoption of SFAS 123(R). As of March 31, 2007, there was US$45.3 million of unrecognized compensation cost related to unvested options which is expected to be recognized over a weighted average period of 3.84 years. Satyam issues new shares to satisfy share option exercise. Cash received from option exercises amounted to US$64.4 million, US$31.0 million and US$15.4 million for the years ended March 31, 2007, 2006 and 2005 respectively.
The fair value of each option award is estimated on the date of grant using the Black Scholes option-pricing model. The following table gives the weighted-average assumptions used to determine fair value:

Year ended
March 31, 2007

Dividend yield	0.78%
Expected volatility	59%
Risk-free interest rate	8%
Expected term (in years)	0.96

Expected Term: The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.
Risk-Free Interest Rate: The risk-free interest rate is based on the applicable rates of government securities in effect at the time of grant.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Expected Volatility: The fair values of stock-based payments were valued using a volatility factor based on the Company’s historical stock prices.
Expected Dividend: The Black Scholes option-pricing model calls for a single expected dividend yield as an input.
Estimated Pre-vesting Forfeitures: When estimating forfeitures, the Company considers voluntary termination behavior. Estimated forfeiture rates are trued-up to actual forfeiture results as the stock-based awards vest.
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
Changes in number of equity shares representing stock options outstanding were as follows:

	Year ended March 31,
	2007		2006		2005
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	equity	Average	equity	Average	equity	Average
ASOP Plan	shares	Exercise Price	shares	Exercise Price	shares	Exercise Price

Balance at the beginning of the year	1,215,506	$1.80	813,578	$1.83	—	—
Granted	324,000	1.77	655,000	$1.77	813,578	$1.78
Exercised	—	—	—	—	—	—
Cancelled	(540,804)	1.77	(253,072)	$1.77	—	—
Lapsed	—	—	—	—	—	—

Balance at the end of the year	998,702	$1.86	1,215,506	$1.80	813,578	$1.83

Exercisable at the end of the year	—	—	—	—	—	—
Weighted average fair value of options granted during the year		$1.77		$1.77		$1.78

16. Segmental Reporting
Satyam has adopted SFAS 131; “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following two business groups:
•	IT services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet. The segment information includes the results of Citisoft and Knowledge Dynamics which were acquired during last year.
•	Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Satyam’s operating segment information for the years ended March 31, 2007, 2006 and 2005 are as follows:
Business Segments

				(US$ in millions)
	IT Services	BPO	Elimination	Consolidated totals

For the year ended March 31, 2007
Revenue — External customers	1,432.5	28.9	—	1,461.4
Revenue — Inter-segment	0.6	9.2	(9.8)	—

Total Revenues	1,433.1	38.1	(9.8)	1,461.4

Operating income / (loss)	294.0	(2.4)	—	291.6
Equity in earnings/(losses) of associated companies, net of taxes	0.8	—	—	0.8
Net income / (loss)	302.7	(4.3)	—	298.4
Segment assets	1,605.3	42.5	(23.7)	1,624.1
Depreciation and amortization	30.4	3.2	—	33.6
Capital expenditures for long-lived assets	79.6	4.2	—	83.8

For the year ended March 31, 2006
Revenue — External customers	$1,082.7	$13.6	—	$1,096.3
Revenue — Inter-segment	0.8	6.4	(7.2)	—

Total Revenues	1,083.5	20.0	(7.2)	1096.3

Operating income / (loss)	228.5	(8.8)	—	219.7
Equity in earnings/(losses) of associated companies, net of taxes	(0.8)	—	—	(0.8)
Net income / (loss)	259.0	(9.6)	—	249.4
Segment assets	1,170.8	27.7	(17.3)	1,181.2
Depreciation	29.0	2.5	—	31.5
Capital expenditures for long-lived assets	53.4	3.2	—	56.6

For the year ended March 31, 2005
Revenue — External customers	$786.7	$6.9	—	$793.6
Revenue — Inter-segment	0.7	3.1	$(3.8)	—

Total Revenues	787.4	10.0	(3.8)	793.6

Operating income / (loss)	171.8	(9.3)	—	162.5
Equity in earnings/(losses) of associated companies, net of taxes	(1.1)	—	—	(1.1)
Net income	163.7	(9.9)	—	153.8
Segment assets	885.2	16.1	(17.2)	884.1
Depreciation	23.4	1.6	—	25.0
Capital expenditures for long-lived assets	37.4	3.7	—	41.1

The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Satyam Computer Services Limited
 Notes to the Consolidated Financial Statements

Geographic Information
The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

						(US$ in millions)
	Year ended March 31,
	2007		2006		2005
	Revenues from		Revenues from		Revenues from
	external customers	Long-lived assets	external customers	Long-lived assets	external customers	Long-lived assets

United States	$924.0	$4.1	$711.2	$4.0	$542.4	$4.0
Europe	276.5	1.4	206.3	0.9	131.7	0.6
India	75.2	194.8	45.1	133.1	27.2	92.2
Japan	20.8	0.4	15.5	0.5	13.9	0.5
Rest of the World	164.9	2.5	118.2	2.3	78.4	2.3

Total	$1,461.4	$203.2	$1,096.3	$140.8	$793.6	$99.6

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment.
17. Related Party Transactions
Related party transactions comprise of

			(US$ in millions)
	Year ended March 31,
	2007	2006	2005

Infrastructure and other services provided by Satyam to
Sify, its subsidiaries and associated companies	—	—	$0.1
Satyam Venture	$0.5	$0.5	0.3
Short term advance provided by Satyam to
CA Satyam	—	0.1	—

Total	$0.5	$0.6	$0.4

Infrastructure and other services received by Satyam from
Sify, its subsidiaries and associated companies	—	$2.9	$1.5
Satyam Venture	$8.6	8.6	7.1
CA Satyam	0.2	—	—

Total	$8.8	$11.5	$8.6

The balances receivable from and payable to related parties are as follows:

		(US$ in millions)
	As of March 31,
Amount due from/(to) associated companies	2007	2006

Satyam Venture	$(2.6)	$(1.8)
CA Satyam	—	0.1

Total	$(2.6)	$(1.7)

18. Shareholders’ Equity and Dividends
Increase in authorized share capital
On August 21, 2006, the shareholders of Satyam Computer Services approved for increase in authorized capital of the Company from 375 million equity shares to 800 million equity shares.
Stock Split (in the form of stock dividend)
On August 21, 2006, the shareholders of Satyam Computer Services approved a two-for-one stock split (in the form of stock dividend) which was effective on October 10, 2006. Consequently, Satyam capitalized an amount of US$17.7 million from its retained earnings to common stock. All references in the financial statements to number of shares, per share amounts, stock option data, and market prices of Satyam Computer Services’ equity shares have been retroactively restated to reflect the stock split unless otherwise noted.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Dividends
Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval.
Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the retained earnings available for distribution to equity shareholders was US$1,062.6 million, US$786.9 million and US$559.8 million for the years ended March 31, 2007, 2006 and 2005 respectively.
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
19. Contingencies and Commitments
a) Funding and Warrant commitments — Nipuna
Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the 0.05% cumulative convertible redeemable preference shares. Satyam Computer Services, Nipuna and the investors had also entered into a warrant agreement whereby Nipuna agreed to issue to the Investors, one warrant in consideration of and based upon every US$0.1 million referral revenues received by Nipuna or its subsidiaries. As of March 31, 2007, there were no referral revenues and hence no warrants have been issued.
b) Citisoft Plc and Knowledge Dynamics Pte Ltd.
For commitments relating to Citisoft and Knowledge Dynamics refer note 3.
c) Bank guarantees
Bank guarantees outstanding are US$23.1 million and US$13.4 million as of March 31, 2007 and 2006 respectively. Bank guarantees are generally provided to government agencies, excise and customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.
d) Capital commitments
Contractual commitments for capital expenditure pending execution were US$38.2 million and US$26.7 million as of March 31, 2007 and 2006 respectively. Contractual commitments for capital expenditures are relating to acquisition of premises and equipment.
e) Operating leases
Satyam has certain operating leases for land, office premises and guesthouses. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to US$23.7 million, US$17.5 and US$12.5 million for the years ended March 31, 2007, 2006 and 2005 respectively.
Future minimum annual lease commitments for non-cancelable lease arrangements, including those leases for which renewal options may be exercised as of March 31, 2007 are US$4.6 million in fiscal 2008, US$2.7 million in fiscal 2009, US$1.0 million in fiscal 2010, US$0.6 million in fiscal 2011 and thereafter.
f) Venture Global Engineering LLC, USA
Satyam Computer Services had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between Satyam Computer Services and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).
The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of Satyam Computer Services. Satyam Computer Services has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois. Management believes that this will not have any adverse effect upon Satyam’s results of operations, financial condition and cash flows.

Satyam Computer Services Limited
 Notes to the Consolidated Financial Statements

20. Concentration of Credit Risk
Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Year ended March 31,
	2007	2006	2005

Revenues generated from top two customers
Customer I	6.34%	8.80%	10.81%
Customer II	4.41%	5.14%	7.35%
Total revenues from top five customers	21.04%	24.21%	29.21%

21. Financial Instruments
Forward and options contracts
Satyam Computer Services enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as not material.
The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

		(US$ in millions)
	As of March 31,
	2007	2006

Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	$100.0	$79.0
Options contracts	352.6	137.0

Total	$452.6	$216.0

Balance sheet exposure:
Forward contracts	$2.1	$0.4
Options contracts	2.4	(1.8)

Total	$4.5	$(1.4)

The outstanding foreign exchange forward and options contracts as of March 31, 2007 mature between one to fourteen months.
Gains/(losses) on foreign exchange forward and options contracts are included under the heading other income/(expense) in the statement of income are as stated below:

			(US$ in millions)
	Year ended March 31,
	2007	2006	2005

Forward contracts	$2.6	$0.8	$(0.5)
Options contracts	3.6	(1.6)	0.2

Total	$6.2	$(0.8)	$(0.3)

Fair value
The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, investments, amounts due to or from related parties, short-term debts, accounts payable and other liabilities approximate their respective fair values due to their short maturity and due to no change in the interest rates for bank deposits. The approximate fair value of long-term debts, as determined by using current interest rates was US$23.8 million and US$20.3 million as of March 31, 2007 and 2006 respectively as compared to the carrying amounts of US$23.8 million and US$20.3 million as of March 31, 2007 and 2006 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

22. Schedules of Balance sheet
a)	Cash and Cash Equivalents
The cash and cash equivalents consist of:

(US$ in millions)
	As of March 31,
	2007	2006

Cash and bank balances	$138.2	$258.9
Cash equivalents	14.0	33.9

Cash and cash equivalents	$152.2	$292.8

b)	Accounts receivable and allowance for doubtful debts
Accounts receivable consist of:

(US$ in millions)
	As of March 31,
	2007	2006

Customers (trade)	$386.9	$238.1
Related parties	0.1	1.0
Less: Allowance for doubtful debts	(22.8)	(19.1)

Accounts receivable, net	$364.2	$220.0

The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.
c)	Prepaid Expenses and Other Receivables
Prepaid expenses and other receivables consist of:

(US$ in millions)
	As of March 31,
	2007	2006

Interest accrued on bank deposits	—	$24.9
Prepaid expenses	$8.1	5.3
Directors liability insurance	0.3	0.4
Advance for expenses	9.3	12.0
Loans and advance to employees	13.8	6.2
Other advances and receivables	9.4	2.4
Less: Allowance for doubtful advances	(3.8)	(2.3)

Prepaid expenses and other receivables	$37.1	$48.9

Prepaid expenses principally include the un-expired portion of annual rentals paid for use of leased telecommunication lines, satellite link charges, and insurance premiums.
Others advances and receivables include the current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$2.1 million and US$0.4 million as of March 31, 2007 and 2006 respectively.
d)	Other Assets
Other assets consist of:

(US$ in millions)
	As of March 31,
	2007	2006

Interest accrued on bank deposits	$15.1	—
Deposits	20.8	$17.0
Loans and advances to employees due after one year	0.9	0.8
Deferred taxes on income	3.3	2.2
Others	1.0	1.4
Less: Allowance for doubtful advances	(1.6)	(1.5)

Other Assets	$39.5	$19.9

Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$0.3 million and US$0.7 million as of March 31, 2007 and 2006 respectively. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

e)	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of:

(US$ in millions)
	As of March 31,
	2007	2006

Accrued expenses	$99.0	$79.6
Unclaimed dividend	1.5	1.1
Provision for taxation, net of payments	15.5	8.5
Provision for gratuity and unutilised leave	29.5	12.0
Deferred taxes on income	3.1	2.8

Accrued expenses and other current liabilities	$148.6	$104.0

Satyam Computer Services Limited
Financial Statement Schedule

Financial Statement Schedule -Valuation and qualifying accounts
1. Change in valuation allowance on deferred tax assets:

(US$ in millions)
	Year ended March 31,
	2007	2006	2005

At the beginning of the year	$24.0	$21.1	$17.6
Change during the year	1.7	3.3	3.5
Change due to foreign exchange	0.9	(0.4)	—

At the end of the year	$26.6	$24.0	$21.1

2. Allowance for doubtful accounts on trade accounts receivable:

(US$ in millions)
	Year ended March 31,
	2007	2006	2005

At the beginning of the year	$19.1	$17.5	$13.9
Additions	3.6	4.2	7.5
Write offs, net of recoveries	(0.6)	(2.2)	(3.8)
Change due to foreign exchange	0.7	(0.4)	(0.1)

At the end of the year	$22.8	$19.1	$17.5

3. Allowance for doubtful advances:
a)	Prepaid Expenses and Other Receivables

(US$ in millions)
	Year ended March 31,
	2007	2006	2005

At the beginning of the year	$2.3	$1.7	$1.6
Additions	1.3	0.6	0.1
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	0.2	—	—

At the end of the year	$3.8	$2.3	$1.7

b)	Other Assets

(US$ in millions)
	Year ended March 31,
	2007	2006	2005

At the beginning of the year	$1.5	$1.5	$1.5
Additions	—	—	—
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	0.1	—	—

At the end of the year	$1.6	$1.5	$1.5