Form 20-F
period 2008-03-31
SATYAM COMPUTER SERVICES LTD
filed 2008-08-08
CIK 1106056

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

Satyam Infocity
—Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
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
     670,479,293 equity shares, including 130,505,900 underlying equity shares for 65,252,950 ADSs, were issued and outstanding as of March 31, 2008.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑          No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards issued by ☐	Other ☐
The International Accounting Standards Board
     If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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
In this Annual Report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended or ending March 31 of such year.
For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all.
Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate in the City of New York on March 31, 2008 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2008 was Rs.40.02 per $1.00.
Information contained in our websites, including our corporate website, www.satyam.com, is not part of this Annual Report.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
We have included statements in this Annual Report which contain words or phrases such as “may,” “will, “ “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should” and similar expressions or variations of such expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.
In addition to historical information, this Annual Report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, or the Securities Act, and section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Item 3. Key Information — Risk Factors.” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Annual Report. In addition, you should carefully review the other information in this Annual Report and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, or SEC, from time to time. Our filings with the SEC are available on its website, www.sec.gov.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
You should read the following selected consolidated historical financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The statement of operations data for the five years ended March 31, 2008 and the balance sheet data as of March 31,2008, 2007, 2006, 2005, and 2004 are derived from our consolidated audited financial statements including the notes, which have been prepared and presented in accordance with U.S. GAAP.

	Year Ended March 31,
	2008	2007	2006	2005	2004
	(dollars in millions, except per share and per ADS data, or as stated otherwise)
Statement of operations data
Revenues:
IT services	$2,093.2	$1,432.5	$1,082.7	$786.7	$565.1
BPO	44.9	28.9	13.6	6.9	1.3

Total revenues	2,138.1	$1,461.4	$1,096.3	$793.6	$566.4
Cost of revenues(1)	(1,359.2)	(937.6)	(689.0)	(506.8)	(343.6)

Gross profit	778.9	523.8	407.3	286.8	222.8
Operating expenses:
Selling, general and administrative expenses (2)	(370.2)	(232.2)	(187.6)	(124.3)	(101.7)

Total operating expenses	(370.2)	(232.2)	(187.6)	(124.3)	(101.7)

Operating income	408.7	291.6	219.7	162.5	121.1
Interest income	67.4	37.3	26.3	22.3	20.3
Interest expense	(5.1)	(3.6)	(1.3)	(0.4)	(0.5)
Gain on sale of shares in associated companies/ other investments	—	—	43.6	—	2.7
Gain/(loss) on foreign exchange transactions	(12.0)	(3.3)	0.3	(4.6)	(8.9)
Gain/(Loss) on forward and option contracts	9.0	6.2	(0.8)	0.4	2.3
Other income	1.8	—	—	—	—

Income/(loss) before income taxes, minority interest and equity in earnings/ (loss) of associated companies	469.8	328.2	287.8	180.2	137.0
Income taxes	(52.9)	(30.6)	(37.7)	(25.3)	(22.5)
Minority interest	—	—	0.1	—	—

Income before equity in earnings/(losses) of associated companies	416.9	297.6	250.2	154.9	114.5
Equity in earnings/ (losses) of associated companies, net of taxes	0.1	0.8	(0.8)	(1.1)	(2.6)

Net income	$417.0	$298.4	$249.4	$153.8	$111.9

	Year Ended March 31,
	2008	2007	2006	2005	2004
	(dollars in millions, except per share and per ADS data, or as stated otherwise)
Earnings per share(3):
Basic	$0.63	$0.46	$0.39	$0.24	$0.18
Diluted	0.61	0.45	0.38	0.24	0.18
Earnings per ADS:
Basic	1.26	0.92	0.78	0.48	0.36
Diluted	1.22	0.90	0.75	0.48	0.36
Weighted average equity shares used in computing earnings per shares (in millions):
Basic	666.4	652.5	641.2	632.4	626.4
Diluted	679.4	666.0	662.8	647.2	634.2

	Year Ended March 31,
	2008	2007	2006	2005	2004
	(dollars in millions, except per share and per ADS data, or as stated otherwise)
Weighted average equity shares used in computing earnings per ADS:
Basic	333.2	326.3	320.6	316.2	313.2
Diluted	339.7	333.0	331.4	323.6	317.1
Cash dividend per equity share	0.06	0.13	0.11	0.12	0.08
Cash dividend per ADS	0.12	0.26	0.22	0.24	0.17

(1)	Inclusive of stock-based compensation expense of $9.8 million, $12.8 million, Nil, $0.8 million and $0.9 million in fiscal 2008, 2007, 2006, 2005 and 2004 respectively.

(2)	Inclusive of stock-based compensation expenses of $13.0 million, $2.9 million, $0.8 million, $1.1 million and $0.8 during the years ended March 31, 2008, 2007, 2006, 2005 and 2004 respectively.

(3)	The earnings per share data for fiscal 2004 through fiscal 2006 has been adjusted for the October 10, 2006 two-for-one stock split (in the form of stock dividend)

	As at March 31,
	2008	2007	2006	2005	2004
	(dollars in millions)
Balance sheet data
Cash and cash equivalents	$290.5	$152.2	$292.8	$129.8	$86.7
Investments in bank deposits	826.7	767.6	403.7	411.6	332.1
Total assets	2,243.3	1,624.1	1,181.2	884.1	713.8
Total long-term debt, excluding current portion	24.8	22.2	17.9	1.2	1.8
Preferred stock of subsidiary (1)	—	—	20.0	20.0	10.0
Total shareholders’ equity	1,861.8	1,371.0	994.4	767.9	633.9
Capital stock(2)	627.4	587.2	481.5	449.5	431.7

(1)	In fiscal 2007, 50% of preferred stock of subsidiary, Satyam BPO, has become mandatorily redeemable at the target date of May 21, 2007 and has been reclassified as a current liability, which was paid in fiscal 2008. The balance 50% got converted into equity shares of Satyam BPO based on the terms of the existing subscription agreement.

(2)	Includes common stock and additional paid-in capital but excludes shares held by Satyam Associate Trust or SC Trust.

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
Our revenues and profitability have grown rapidly in recent years and may fluctuate significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. The quarterly fluctuation of revenues is primarily because we derive our revenues from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ several people for only a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. Furthermore, increasing wage pressures, employee attrition, pressure on billing rates, the time and expense needed to train and productively utilize new employees and changes in the proportion of services rendered offshore can affect our profitability in any period. There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include (i) the duration of tax holidays or tax exemptions and the availability of other Government of India or GoI incentives; (ii) currency fluctuations, particularly when the rupee appreciates in value against the U.S. dollar, since the majority of our revenues are in U.S. dollars and a significant part of our costs are in rupees; and (iii) other general economic and political factors, including, in particular, the economic conditions in the United States. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business. If any of the foregoing were to occur, the price of our equity shares and our ADSs would likely decline significantly.
Any inability to manage our rapid growth could disrupt our business and reduce our profitability.
We have experienced significant growth in recent periods. In fiscal 2008, our total revenues increased by 46.3% as compared to fiscal 2007, and in fiscal 2007, our total revenues increased by 33.3% as compared to fiscal 2006. As of March 31, 2008, we had 50,570 employees, whom we refer to as associates, worldwide as compared to 39,018 associates as of March 31, 2007. In addition, we are continuing our geographical expansion. We have offshore facilities in India and overseas facilities located in Australia, Canada, China, Egypt Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. In addition, we have sales and marketing offices located in Brazil, Canada, Germany, Italy, the Netherlands, Saudi Arabia, Spain, Sweden, United Kingdom and United States. We have incurred $96.7 million of capital expenditures in fiscal 2008 and in fiscal 2009 we expect to incur capital expenditures of approximately $125.0 million to finance the construction of new facilities and the expansion of our existing facilities in our offshore centers and to establish offsite centers outside of India.
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

The economic environment, pricing pressure and rising wages have negatively impacted our revenues and operating results.
We experience pricing pressures from our customers, which can negatively impact our operating results. If economic growth slows, our utilization and billing rates for our associates could be adversely affected which may result in lower gross profits and operating income.
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
The IT services market is characterized by rapid technological change, evolving industry standards, changing customer preferences and new service introductions. Our future success will depend on our ability to anticipate these advances and develop new service offerings to meet customer needs and complement our offerings of end-to-end IT services. For example, we have invested resources in research and development efforts in order to continually develop capabilities to provide new services to our customers. Should we fail to develop such capabilities on a timely basis to keep pace with the rapidly changing IT market or if the services or technologies that we develop are not successful in the marketplace, our business and profitability will suffer and it is unlikely that we would be able to recover our research and development costs. Moreover, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.
Our revenues are highly dependent on customers primarily located in the United States and customers concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States and our customers’ industries may affect our business.
In fiscal 2008, fiscal 2007 and fiscal 2006, approximately 60.1%, 63.2% and 64.9% respectively, of our total revenues were derived from the North America. For the same periods, we earned 23.9%, 27.0% and 28.6% of our IT revenues from the manufacturing industry and 22.1%, 26.3% and 27.3% of our IT revenues from the banking, financial services and insurance sector respectively. If the economy in the United States weakens, our customers may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Any slowdown or recession in the United States economy will have an adverse impact on us since a large portion of our revenues is derived from the United States. Further, any significant decrease in the growth of the manufacturing or banking and finance sectors, or other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.
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
The markets for IT services and business process outsourcing, or BPO, are rapidly evolving and highly competitive, and we expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:
•	offshore IT services firms such as Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Limited

•	consulting firms such as Accenture, Bearing Point, Capgemini and Deloitte Consulting;

•	divisions of large multinational technology firms such as Hewlett-Packard; and

•	IT outsourcing firms such as Computer Sciences Corporation, Electronic Data Systems and IBM Global Services;
We also compete with software firms such as Oracle and SAP, service groups of computer equipment companies, in-house IT departments of large corporations, programming companies and temporary staffing firms. Satyam BPO Limited (formerly known as Nipuna Services Limited), our wholly-owned subsidiary, through which we provide BPO services, faces competition from firms like Infosys BPO Limited (formerly known as Progeon Limited) and Wipro BPO Solutions Limited (formerly known as Wipro Spectramind Services Limited).
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
We derive a significant portion of our revenues from a limited number of corporate customers. In fiscal 2008, fiscal 2007 and fiscal 2006, our largest customer together with its affiliates, accounted for 4.9%, 6.3% and 8.8% respectively, of our total revenues. In fiscal 2008, fiscal 2007 and fiscal 2006, our second largest customer accounted for 4.8%, 4.4% and 5.1% respectively, of our total revenues. In fiscal 2008, fiscal 2007 and fiscal 2006, our five largest customers accounted for 19.3%, 23.3% and 24.2% respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers.
There are a number of factors other than our performance that could cause the loss of a customer and that may not be predictable. In certain cases, services provided by us to a customer may be significantly reduced when the customer either changes its outsourcing strategy by moving more work in-house or replaces its existing software with packaged software supported by the licensor. Some customers could also potentially develop competing offshore IT centers in India and as a result, work that may otherwise be outsourced to us may instead be performed in-house. Reduced technology spending in response to a challenging economic or competitive environment may also result in lower revenues or loss of a customer. If we lose one of our major customers or one of our major customers significantly reduces its volume of business with us, our revenues and profitability would be adversely affected.
Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.
We offer our services either on a fixed-price basis or on a time-and-materials basis. In fiscal 2008, fiscal 2007 and fiscal 2006, we derived 31.9%, 39.0% and 35.1% respectively, of our IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. We may also have to pay damages to our customers for completion delays. Many of these project risks may be beyond our control. Our failure to accurately estimate the resources and time required for a project, future wage inflation and currency exchange rates, or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.
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
A number of our customer contracts may be conditioned upon our performance, which, if unsatisfactory, could result in less revenues than previously anticipated.
We have not yet offered any performance-based or variable pricing terms to our customers. However we continue to consider the viability of introducing performance-based or variable-pricing contracts. Should we use value-based pricing terms, it will become more difficult for us to predict the revenues we will receive from our customer contracts, as such contracts would likely contain a higher number of contingent terms for payment of our fees by our customers. Our failure to meet contract goals or a customer’s expectations in such performance-based contracts may result in lower revenues, and a less profitable or an unprofitable engagement.
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
Our ability to execute projects and to obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services that we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In fiscal 2008, fiscal 2007 and fiscal 2006, we experienced associate attrition in the IT services segment at a rate of 13.1%, 15.7% and 19.2% respectively. Any increase in our attrition rates, particularly the attrition rate of experienced software engineers, project managers and project leaders, could harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and retrain our technical associates to keep pace with continuing changes in evolving technologies and changing customer preferences. If we are unable to successfully recruit, retain, redeploy or retrain our technical associates, we may become less attractive to potential customers and may fail to satisfy the demands of existing customers, which would result in a decrease in revenues and profitability.
We dedicate significant resources to develop international operations which may be more difficult to manage and operate.
In addition to our offshore IT centers in India, we have established IT centers in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, the United Kingdom and the United States and plan to open additional international facilities. Because of our limited experience in managing and operating facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with local conditions or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture.
We are investing substantial cash assets in new facilities and physical infrastructure and our profitability could be reduced if our business does not grow proportionately.
As of March 31, 2008, we had contractual commitments of approximately $101.0 million for capital expenditures, and we estimate a total spending of $125.0 million in fiscal 2009. We may encounter cost overruns or project delays in connection with new facilities. These expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.
Restrictions on immigration may affect our ability to compete for and provide services to customers in the United States and in other countries, which could hamper our growth and cause our revenues to decline.
The vast majority of our associates are Indian nationals. Most of our projects require a portion of the work to be completed at the customer’s location which is typically outside India. The ability of our associates to work in the United States, Europe and in other countries outside India depends on the ability to obtain the necessary visas and work permits. As of March 31, 2008, the majority of our associates located outside India were in the United States and held either H-1B visas or L-1 visas, allowing the employee to remain in the United States during the term of the work permit only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. The 2005 Appropriations Bill further precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. The CIS has also issued new guidelines to more closely verify the qualifying criteria to restrict the liberal usage of L1visas. Immigration laws in the United States may also require us to meet certain levels of compensation and to comply with other legal requirements including labor certifications as a condition to obtaining or maintaining work visas for our associates working on H1B in the United States.

The CIS announced on April 8, 2008 that it had received sufficient applications to fill up all 65,000 H-1B visas that are available for the calendar year 2009.
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
To deliver our services to our customers, we must maintain a high speed network of satellite, fiber optic and land lines and an active voice and data communications 24 hours a day between our main offices in Hyderabad, our other IT centers in India and globally and the offices of our customers worldwide. Any systems failure or a significant lapse in our ability to transmit voice and data through satellite and telephone communications could result in loss of customers and curtailed operations which would reduce our revenue and profitability.
We may be liable to our customers for damages caused by disclosure of confidential information or system failure.
We are often required to collect and store sensitive or confidential customer and consumer data based on the agreements we enter into with our customers. Many of our customer agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our associates, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our customers or from our customers’ clients for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential customer and consumer data, whether through breach of our computer systems, system failure or otherwise, could damage our reputation and cause us to lose customers. Many of our contracts involve projects that are critical to the operations of our customers’ businesses and provide benefits which may be difficult to quantify. Any failure in a customer’s system or breaches of security could result in a claim for substantial damages against us, regardless of our alleged responsibility for such failure. Generally, we attempt to limit our contractual liability for consequential damages in rendering our services; however these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. In respect of some of our contracts, we sub-contract a part of the work to certain sub-contractors. We are liable to our customers for any breach or non-performance by our sub-contractors under the sub-contracts. We maintain general liability insurance coverage, including coverage for errors and omissions; however this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Further, an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results and profitability.
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
Our insiders, who are shareholders, may be able to influence the election of our board and may have interests which conflict with those of our shareholders or holders of our ADSs.
Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate approximately 0.5% of our outstanding equity shares as of March 31, 2008. In addition, two of our executive directors control SRSR Holdings Private Limited, which holds approximately 8.3 % of our outstanding equity shares as of March 31, 2008. As a result, acting together, this group may be able to exercise influence over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions. These insider shareholders may exercise influence even if they are opposed by our other shareholders and may delay or prevent us from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to us and our other shareholders.
The value of our interest in our subsidiaries may decline.
Satyam BPO, our wholly-owned subsidiary, has experienced losses during each year since its inception and it is likely that it will continue to experience such losses in the future. Our other acquired subsidiaries, Citisoft and Knowledge Dynamics have also experienced losses since their acquisition and they may also incur losses that might have an adverse effect on our operating results in future periods.
Impairment of goodwill on account of our investments may impact our net income under U.S. GAAP.
We make estimates in the preparation of financial statements including testing of goodwill for impairment, if any. Changes in such estimates resulting from events, many of which are outside of our control, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares.
Stock-based compensation expenses may significantly reduce our net income.
Our reported income has been and will continue to be affected by the grant of warrants, options or RSUs under our various employee benefit plans. Under the terms of our existing plans, employees are typically granted warrants, options or RSUs to purchase equity shares at a substantial discount to the current market value. Effective April 1, 2006, we adopted the fair value recognition provisions of SFAS 123R. We adopted SFAS 123R using the modified prospective transition method, which required the application of the accounting standard as of April 1, 2006, the first day of our fiscal year 2007. Under this transition method, stock-based compensation expensed for the year ended March 31, 2008 includes
a)	compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and

b)	Stock-based compensation expenses for all stock-based compensation awards granted after April 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, our consolidated financial statements for the prior periods have not been restated to reflect and do not include, the impact of SFAS 123R. Depending on the grant date fair value and future grants are made, amortization of deferred stock-based compensation may contribute to reducing our operating income and net income. Our subsidiaries also have stock option schemes which may generate stock-based compensation expenses and which have and in the past reduced, and may in the future reduce our operating income and net income.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the SEC, regulations, the New York Stock Exchange or NYSE, rules, NYSE EURONEXT rules, Financial Markets Supervision Act (FMSA) of The Netherlands, the Securities and Exchange Board of India, or SEBI, rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.
In particular, our efforts to continue to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. While currently we do not have any material weaknesses there can be no assurance that future tests will not result in our independent auditors being unable to issue unqualified attestation reports on the operating effectiveness of our internal controls over financial reporting.
Additionally, under revised corporate governance standards adopted by the Bombay Stock Exchange Ltd, or BSE, and the National Stock Exchange of India Limited, or NSE, which we collectively refer to as the Indian Stock Exchanges, we have been required to comply with additional standards from December 31, 2005. These standards include a certification by our chief executive officer and chief financial officer that they have evaluated the effectiveness of our internal control systems and that they have disclosed to our independent auditors and our audit committee any deficiencies in the design or operation of our internal controls of which they may become aware, as well as any steps taken or proposed to resolve the deficiencies.
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
As a foreign private issuer, we are subject to requirements under the Securities Act and the Exchange Act, which are different from the requirements applicable to domestic U.S. issuers. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules there under with respect to their purchases and sales of our equity shares and/or ADSs. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of domestic U.S. issuers and therefore there may be less publicly available information about us than is regularly published by or about U.S. public companies in the United States.
Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London, the attacks of July 11, 2006 in Mumbai, the attacks of June 30, 2007 in Glasgow airport, and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our customers. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from customers located in the United States. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our associates who are required to work in the United States, and may effectively curtail our ability to deliver our services to our customers. Such obstacles to operate our business may increase our expenses and negatively affect the results of our operations. Many of our customers visit several IT services firms, including their offshore facilities, prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel to our facilities more difficult for our customers and may delay, postpone or cancel decisions to use our services.

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
The statutory corporate income tax rate in India is currently 30.0%. This tax rate is presently subject to a 10.0% surcharge. The amount of tax and surcharge payable is further subject to a 3.0% education cess, resulting in an effective tax rate of 33.99%. We benefit from tax incentives provided to software entities such as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2010 or 10 consecutive years of operations for software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for our STP units was reduced from 100.0% to 90.0% from fiscal 2003. The exemption for two of our STP units in Hyderabad expired at the beginning of fiscal 2006, one STP unit in Bangalore expired at the beginning of fiscal 2007, one STP unit each in Hyderabad, Chennai, Pune and Bhubaneswar expired at the beginning of fiscal 2008. The benefit for one STP unit in Hyderabad expired at the beginning of fiscal 2009 and the remaining thirteen STP units, including five in Hyderabad, three in Chennai, two in Bangalore and one each in Visakhapatnam, Gurgaon and Pune were scheduled to expire after fiscal 2009. The GoI has extended the tax exemption for STP units by one year to March 31, 2010, pursuant to the extension, the exemption for the balance thirteen of our STP units will be extended by one year and expire in fiscal 2010. We also earn certain other foreign income and domestic income, which is taxable irrespective of the above tax exemption.
When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.
In addition, we are in the process of setting up many offices in various special economic zones (SEZs) in India which are subject to the SEZ Act, 2005. SEZs have many tax incentives, including 100% exemption from income tax for the first 5 years and 50% for the next 5 years.
Foreign investment restrictions under Indian law may adversely impact the value of our ADSs, including, for example, restrictions that limit your ability to reconvert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.
Our equity shares are listed and traded on the Indian Stock Exchanges, and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the NYSE and NYSE EURONEXT, in part because of restrictions on foreign ownership of the underlying shares.
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
South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. There has also been a recent increase in the incidence of terrorist attacks in India, including bombings at Delhi, Mumbai and Hyderabad. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services. In addition, as an international company, our offshore and onsite operations may be impacted by natural disasters such as earthquakes, tsunamis, floods, disease and health epidemics. In December 2004, certain parts of India were severely affected by a tsunami triggered by an earthquake in the Indian Ocean, and in October 2005, certain parts of northern India, Pakistan and Afghanistan were severely devastated by a major earthquake. Though our operations were not affected by these disasters, we cannot guarantee that in the future our operations will not be affected by the effect such natural disasters may have on the economies of India and other countries in the region.
Political instability could seriously harm business and economic conditions in India generally and our business in particular.
During the past decade, the GoI has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The general elections in 2004 for the lower house of the Indian Parliament resulted in no party winning an absolute majority and a coalition government was formed. We cannot assure you that these liberalization policies will continue in the future. Government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.
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
The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. In fiscal 2008, fiscal 2007, and fiscal 2006, our U.S. dollar-denominated revenues represented 71.7%, 74.7% and 77.6% respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings, if any.
We have sought to reduce the effect of exchange rate fluctuations on our operating results by entering into foreign exchange forward and options contracts to cover a portion of outstanding accounts receivable. As of March 31, 2008 and 2007, we had outstanding forward and options contracts in the amount of $1,133.1 million and $ 452.6 million respectively. We may not be able to purchase contracts adequate to insulate ourselves from foreign exchange currency risks. Additionally, the policies of the RBI may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.
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
We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing joint venture and acquisition opportunities. Foreign exchange laws in India presently permit Indian companies to acquire or invest in foreign companies without any prior governmental approval if the transaction amount does not exceed 400% of the net worth of the foreign company as of the date of its most recent audited balance sheet. If consideration for the transaction is paid out of the proceeds of an American Depositary Receipt, or ADR, or Global Depositary Receipt, or GDR, sale, Indian exchange control laws do not impose any investment limits. Acquisitions in excess of the 400% net worth threshold require prior RBI approval. It is possible that any required approval from the RBI may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.
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
Presently, Indian technology companies such as ours are able to raise capital outside of India without the prior approval of any Indian governmental authority through an ADR or GDR issuance or an issuance of convertible debt securities so long as the proceeds are kept outside India and used only for specified permitted purposes, and subject with respect to convertible debt issuances to a limit of $500 million in any fiscal year. Changes to Indian foreign exchange laws may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.
Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.
The Indian securities markets are more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile.
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
Historically, our ADSs have traded on the NYSE at a substantial premium to the trading prices of our underlying equity shares on the Indian Stock Exchanges. We believe that this price premium has resulted from the relatively small portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for some investors to trade U.S. dollar-denominated securities. Over time, some of the restrictions on the issuance of the ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated due to sponsored ADS offering or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.
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
We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the NYSE or NYSE EURONEXT and this may cause our share prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt.
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
The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of March 31, 2008, we had an aggregate of equity shares outstanding of 668,277,613 (excluding 2,201,680 equity shares held by the Satyam Associate Trust), which includes underlying equity shares of 130,505,900 represented by 65,252,950 ADSs. In addition, as of March 31, 2008 we had outstanding options to purchase approximately 21,908,995 of our equity shares. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.
ITEM 4. INFORMATION ON THE COMPANY
Business Overview
We were incorporated under the laws of the Republic of India in June 1987. Our principal executive office has moved to Satyam Infocity, Unit 12 Plot No. 35/36, Hi-tech City layout, Survey No. 64, Madhapur, Hyderabad, 500 081, Andhra Pradesh, India. Previously, our principal executive office was located at Satyam Technology Center, Bahadurpallay Village, Qutbullapur Mandal, R.R. District, Hyderabad — 500 855, Andhra Pradesh, India. Our telephone number at this address is (91) 40-30636363. Our website address is www.satyam.com and information contained on our website does not constitute a part of this Annual Report.
We are a global information technology (“IT”) solutions provider, offering a comprehensive range of IT services to our customers including, application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. We also offer business process outsourcing or BPO services through our wholly-owned subsidiary, Satyam BPO. We began providing IT services to businesses in 1988 and were the fourth largest Indian IT services company, based on the amount of export revenues generated during fiscal 2008. Our revenues grew to $2,138.1 million in fiscal 2008 from $793.6 million in fiscal 2005, representing a compound annual growth rate, or CAGR of 39.1%. For the same period, our net income grew from $ 153.8 million to $ 417.0 million. The number of our employees, whom we refer to as associates, grew from 20,690 as of March 31, 2005 to 50,570 as of March 31, 2008.
We provide services to customers from various industries including manufacturing, banking and financial services, insurance, telecommunications, infrastructure media & entertainment, semiconductors or TIMES, healthcare, retail, transportation, life sciences, oil & gas and Utilities. We believe we have the ability to develop large, long-term customer relationships, by demonstrating an understanding of our customers’ business requirements through our industry expertise and by continually providing high quality services in a cost effective manner. As of March 31, 2008, we had 654 active customers, including 185 Fortune Global 500 or Fortune U.S. 500 companies and 80 companies that generated more than $5.0 million in annual revenues in fiscal 2008. 92.4% of our revenues for fiscal 2008 and 86.7% of our revenues for fiscal 2007 were from repeat business given by our existing customers.
In June 2002, we established our wholly-owned BPO subsidiary, Satyam BPO, which offers back-office transaction processing services, customer care services and product support and technical help desk services in the areas of finance and accounting, human resources, claims administration and document management. Satyam BPO has added services such as research, analytics and animation to its portfolio of service offerings. As of March 31, 2008, Satyam BPO had 3,997associates and 29 customers, of which 16 are Fortune Global 500 and Fortune U.S. 500 companies.
On November 20, 2006, we entered into a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) with the investors and Satyam BPO. Out of the total preference shares, 50% of the preference shares ($10 million) were to be redeemed for $13.6 million at the target date on May 21, 2007 and the balance were to be converted into equity shares of Satyam BPO based on the terms of the existing subscription agreement. The investors gave Satyam BPO a notice of conversion of preference shares and in January 2007 preference shares amounting to $10 million have been converted into 6,422,267 equity shares of Satyam BPO. Due to the issue of shares by Satyam BPO, our ownership interest in Satyam BPO was reduced from 100.0% as at March 31, 2006 to 74.0% as at March 31, 2007.
During fiscal 2008, in accordance with the Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”), we acquired 26% equity shares of Satyam BPO from the Investors for a consideration of $46.5 million. Further, during fiscal 2008, Satyam BPO issued 358,952 equity shares to its employees which were acquired by us at the fair value of $7.2 per share. Pursuant to the above transactions, our ownership interest in Satyam BPO increased to 100.0% as at March 31, 2008 from 74.0% as at March 31, 2007. The shares issued to the investors are at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of $7.9 million, net of taxes during the year ended March 31, 2007 has been recorded as an increase in additional paid in capital. Since the losses applicable to the minority interest in Satyam BPO exceeded the minority interest in the equity capital of Satyam BPO, such excess and further losses have been charged in Satyam’s consolidated statements of income.
On May 12, 2005, we acquired a 75% interest in Citisoft, a specialist business and systems consulting firm that has focused on the investment management industry since 1986. Citisoft is a UK-based firm, with a presence in London, Boston and New York. On June 29, 2006, we exercised the call option and acquired the remaining 25% equity interest in Citisoft, for a deferred consideration (non-contingent) of $5.9 million that was paid during fiscal 2008. On June 29, 2007, we entered into an amendment agreement with the selling shareholders (the “EBT Amendment Agreement”). During fiscal 2008, Satyam Computer Services also contributed $2.0 million to Employee Benefit Trust (“EBT”) formed by Citisoft. Satyam Computer Services also entered into an amendment agreement with the selling shareholders due to which it made additional employee related pay out of $0.4 million in lieu of 2008 earn-out consideration and EBT contribution. These have been accounted for as part of cost of revenues in the consolidated statements of income.
On October 1, 2005, we acquired a 100% interest in Knowledge Dynamics. The results of Knowledge Dynamics operations have been consolidated by us from the consummation date of October 1, 2005.
On November 7, 2005, we offered to sell an aggregate of 11,182,600 equity shares, representing our entire investment of 31.61% of the outstanding equity shares of Sify. The sale transaction was consummated on November 9, 2005 at a sale price of $5.60 per equity share aggregating to $62.3 million.
On August 21, 2006, our shareholders approved a two-for-one stock split (in the form of stock dividend) which was effective as of October 10, 2006. Consequently, Satyam capitalized an amount of $17.7 million from its retained earnings to common stock. All references to number of shares, per share amounts, stock option data, and market prices of Satyam Computer Services’ equity shares have been retroactively restated to reflect the stock split unless otherwise noted.

On October 23, 2007, we announced our intention to acquire 100% of the shares of Nitor Global Solutions Ltd (“Nitor”), a company based in United Kingdom specializing in the Infrastructure Management Services (IMS). The total consideration for this acquisition will be approximately $5.6 million, including a performance-based payment of up to $2.5 million payable over two years and conditional upon specified revenue and profit targets being met. The initial consideration of $3.1 million was paid on January 4, 2008 and the transaction was consummated on January 4, 2008.
On January 21, 2008, we announced our intention to acquire 100% of the shares of Bridge Strategy Group LLC, (“Bridge”), a Chicago based strategy and general management consulting firm, for a total consideration of $35.0 million comprising of initial consideration, deferred non-contingent consideration and a contingent consideration. The transaction was consummated on April 4, 2008.
On April 21, 2008, we announced our intention to acquire S&V Management Consultants (“S&V”), a Belgium based supply chain management consulting firm for a total cash consideration of $35.5 million comprising of an up-front, deferred guaranteed and deferred retention payments. The transaction has not been consummated as of June 30, 2008.
On April 21, 2008, we also announced our intention to acquire Computer Associates Inc’s (“CA Inc”) 50% equity held in CA Satyam ASP Pvt. Ltd. (“CA Satyam”), a joint venture founded in 2001 between CA Inc and us, and to rename the organization “C&S Pvt. Ltd”. The proposed acquisition will increase our ownership interest in CA Satyam to 100%, for a total consideration of $1.5 million, payable in two tranches. The transaction has not been consummated as of June 30, 2008.
On April 21, 2008, we announced our intention to acquire the Market research and Customer Analytics (MR&CA) business unit from Caterpillar Inc. (CAT), a United States based company, including the related intellectual property which consists of software, processes and know-how. The proposed acquisition is for a consideration of $60.0 million comprising of initial and deferred consideration. The transaction has not been consummated as of June 30, 2008.
We entered into a joint venture agreement with Venture Global Engineering LLC (“VGE”) to form Satyam Venture Engineering Services Pvt. Ltd (“SVES”) in India. As a result of VGE’s breach of the agreement between the parties, we filed a request for arbitration, naming VGE as respondent, with the London Court of International Arbitration (“LCIA”), seeking, among other things, to purchase VGE’s 50% interest in SVES at the agreed upon book value price of the shares. The LCIA Arbitrator issued an Award on April 3, 2006 in our favour, which we successfully enforced in the United States District Court in Michigan. During the enforcement proceedings in the US, VGE filed a petition challenging the Award before the district court, Secunderabad and made an appeal to the High court of Andhra Pradesh, both of which were rejected. Subsequently, in a special leave petition filed by VGE, the Supreme Court of India set aside the orders of the district court and the High Court and granted an interim stay of the share transfer portion of the Award. The matter has been remanded back to the district court, Secunderabad for trial on merits. Our management believes that this will not have an adverse effect upon our results of operations, financial condition and cash flows.
Industry Overview
Global IT Services Overview
Global IT services spending has been estimated to have aggregated to $467.0 billion in 2006. The global IT services spending remained strong in 2007 with the estimated aggregate total of $495.0 billion, a growth of 6% compared to 2006.
We believe the growth of global IT services spending is driven by the following factors and trends:
•      Increased importance of IT to businesses. In today’s increasingly competitive business environment, companies have become dependent on information technology not only to conduct day-to-day operations, but also as a strategic tool to enable them change their business model, optimize their operations and enable new revenue growth. As information systems continually become more complex with the use of multiple applications and rapidly changing technologies, companies are increasingly turning to external IT service providers to develop and implement new technologies and integrate them with existing applications in which they may have already made considerable investments.
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
•      Increasing trend towards adoption of global delivery model. The increasing complexities and costs of IT services, together with an increasing need for highly skilled technology professionals and tightening IT budgets for companies, are driving demand for professional IT services companies who are able to provide a cost effective, high quality, comprehensive range of services using the global delivery model. The model is enabling companies to increasingly outsource complex assignments and generate not only cost savings in IT services but also greater efficiencies in their business processes. In addition, companies are increasingly using the “utility computing” or “pay for what you use”, model for infrastructure, data- warehousing and IT system usage, which is further fueling growth in infrastructure, network outsourcing and network management services.
Indian IT Services Industry Overview
India is considered to be the most favored destination for offshore IT service delivery. According to the National Association of Software and Services Companies, or NASSCOM strategic review 2008, the export revenue generated from the software and service industry (IT-BPO) in India was approximately $ 24 billion in fiscal 2006. In fiscal 2007, the export revenue increased by 31% to $31.8 billion. The projected export revenue for fiscal 2008 is approximately $40.8 billion and which is likely to increase to $60 billion by the end of 2010. The key factors that are expected to contribute to this growth are:
•      High quality delivery record. Indian companies have developed high quality delivery processes. As of December 2007, over 498 India-based centres had acquired quality certifications with 85 companies certified at SEI CMM level 5 — which was higher than any other country, according to the Indian Ministry of Communications and Information Technology. Level five is the highest level attainable under the SEI-CMM standards, which assess an organization’s quality management system and systems engineering processes and methodologies.
•      Large supply of English-speaking IT professionals. We believe that India ranks second only to the United States as the country with the largest population of English-speaking IT professionals. According to the NASSCOM strategic review 2008, educational institutes in India were expected to add approximately 500,000 technical personnel (Engineering degree/master’s degree in computer applications) in fiscal 2008. Given the shortage of technical labor in the United States and other developed economies, the availability of technically skilled personnel is proving to be a competitive advantage for Indian IT service companies.
•      Significant cost advantage. We believe that the cost of employing IT professionals in India is significantly lower than in developed countries such as the United States. The use of high quality, low cost resources provides a significant opportunity for companies to realize cost savings by offshoring IT services to India.
•      Evolving “beyond-cost” proposition. The Indian IT industry continues to explore means of delivering value beyond operational cost savings. These beyond-cost benefits offer the potential to realize cost savings significantly higher than the traditional cost advantages derived by offshoring the delivery of IT services.
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
•      Increasing globalization of engineering and R&D. Companies are increasingly looking for IT applications not only to achieve operational efficiencies but across the value chain, including the product development process. There is an increasing reliance on technology for R&D and engineering which is evident by the incorporation of technology in end-products in sectors such as telecom and automobile
Our Competitive Strengths
We believe that we are strongly placed to consolidate our market position as a leading IT service provider due to our competitive strengths which include:
•      Comprehensive range of services combined with specialized industry expertise. Our comprehensive range of end-to-end technology-based services encompasses application development and maintenance services, consulting and enterprise business solutions, integrated engineering solutions, infrastructure management services and BPO services. Our comprehensive range of services enables us to broaden our dialogue with potential customers, deepen our relationships with existing customers and diversify our revenue base. Our services are built on a foundation of a rich understanding of the industries in which our customers operate and the underlying technologies that drive those industries. Our industry-focused business units such as manufacturing, banking and financial services, insurance, telecommunications, infrastructure, media & entertainment, semiconductors, healthcare, life sciences, retail, oil & gas, utilities and transportation, allow us to understand the strategic issues facing our customers. Our dedicated technology competency centers, which we refer to as “centers of excellence,” track trends in key technologies, which facilitate creation of solutions based on these technologies. Our centers of excellence work closely with the industry-focused business units in areas such as business intelligence, data warehousing, customer relationship management, product life cycle management and supply chain management to ensure that our services fulfill our customers’ business objectives and IT requirements.
•      Flexible, highly evolved delivery model. We provide our services through development centres in various locations worldwide, including in Australia, Brazil, Canada, China, Egypt, Germany, Hungary, Japan, Korea, Malaysia, Singapore, South Africa, Thailand, the United Arab Emirates, the United Kingdom and the United States and our onsite teams operating at our customers’ premises. As of March 31, 2008, we had development centers in 27 cities located in 14 countries out of which 20 cities are outside India. Over the past decade, we have made substantial investments in our infrastructure, processes and systems allowing us to evolve our global delivery model to effectively integrate offshore, offsite, near shore and onsite services and perform a greater volume of work at our offshore development centers. This delivery model seeks to provide customers with seamless solutions in reduced timeframes, enabling them to achieve operating efficiencies and realize significant cost savings. It also enables us to deliver the most appropriate mix of resources and services on a 24/7 basis. Furthermore, our robust delivery model is flexible, so that it can be adapted to respond to customer objectives relating to critical issues such as scalability and security. We continue to evolve our delivery model and believe that our customer-oriented approach and ongoing refinements represent an important competitive advantage.
•      Established leadership position in consulting and enterprise business solutions. Our consulting and enterprise business solutions help customers optimize their operating costs, enhance the efficiency of their business processes and improve their overall competitiveness. These solutions span the development, implementation, integration and maintenance of various enterprise-wide applications. Our solutions are enhanced by our strategic alliances with more than 80 leading technology providers such as SAP and Oracle. Our highly evolved delivery model, coupled with our industry expertise and center of excellence-driven technology competencies, allows us to provide customers with a value proposition in consulting and enterprise solutions. Over the past few years, we have made strategic investments to augment our capabilities in this area which is reflected in the growing revenues from this business. During fiscal 2007 and fiscal 2006 39.7% and 39.2% respectively, of our revenues, was generated from consulting and enterprise business solutions.
•      Strong relationships with blue chip customers. We have long-standing relationships with large multinational corporations built on our successful execution of prior engagements. We believe we have significantly more Fortune Global 500 or Fortune U.S. 500 corporations as customers, relative to scale of revenue, as compared to other leading Indian IT services companies. As of March 31, 2008, we had 654 active customers, including 185 Fortune Global 500 or Fortune U.S. 500 companies. Our track record of delivering comprehensive solutions based on demonstrated industry and technology expertise has helped in forging strong relationships with our major customers and gaining increased business from them. We have a history of high customer retention and derive a significant proportion of our revenue from repeat business. During fiscal 2008 and fiscal 2007, 92.4% and 86.7%, respectively, of our revenues, was generated from existing customers.
•      Track record of high quality execution. Our process framework is aligned to various Quality models, process improvement frameworks and standards and is made available to all associates through our integrated Quality Management System.
We are globally certified under ISO9001, ISO27001 and ISO20000 standards based on an integrated audit conducted by Bureau Veritas Certification, UK. ISO27001 is the latest standard that certifies the presence of adequate information security across our company. ISO20000 is the standard for IT service management. We also conform to ISO14001 and OHSAS 18001 standards, which are the standards for Health, Safety and Environment (HSE). We have a comprehensive Business Continuity Management System framework to ensure business continuity in the event of disruptions. During the recent re-certification audit in July 2007, we have added ten new centers in India to be audited for potential certification from the International Organization for Standardization (“ISO”). In addition we hold domain specific certifications such as AS9100 / EN9100 for the Aerospace domain, and PCI DSS 1.1 for the payment card industry. Our project execution processes are assessed at a maturity level 5 on SEI CMMI model version 1.1. We are working to achieve the highest level maturity on SEI CMMI model version 1.2. We have also made significant progress toward achieving the Auto-SPICE certification for the automotive domain.
Our Quality Management System involves, among other things, a rigorous review of software development processes, review and testing of work product and regular quality audits. As part of our ongoing efforts towards reinforcing the culture of providing highest quality to our customers, we have successfully implemented the online Quality Management System (QMS) certification. We continue to focus on Six Sigma to further improve our processes and provide the highest levels of quality to our customers. Currently, we have completed about 2,200 Six Sigma projects and certified 160 Six Sigma Black Belts, 2200 Six Sigma Green Belts and 19 Six Sigma Master Black Belts, as part of process improvement.
We have a large pool of highly skilled, well-trained technical associates spanning 60 nationalities. As of March 31, 2008, we employed 47,405 technical associates in the IT services area. Each new technical associate participates in an intensive 12 week initial training program and a minimum of 40 hours training each year on development and leadership. We constantly benchmark our processes, people and infrastructure against globally recognized standards.
•      Culture of innovation. We have a history of innovation that is facilitated by our entrepreneurial culture and our management’s willingness to make strategic investments in growth markets. We believe we were one of the pioneers in the delivery of India-based IT services. For example, we believe that in 1992 we were among the earliest Indian IT service companies to set up a dedicated satellite link between a customer’s facilities and our India operations. Our technology laboratories continue to develop and bring to market new solutions based on new technologies. For instance, we are one of the few companies in India to offer utility and grid computing services to customers. We have also been innovative in our internal organization and have introduced industry leading practices in hiring, resource planning and knowledge sharing. These accomplishments and initiatives have further enhanced our brand and reputation in the marketplace.
Our Growth Strategy
Our goal is to be a leading global provider of comprehensive IT solutions and services. We intend to accomplish our goal by:
•      Building on our long-standing customer relationships to cross-sell our comprehensive range of services. Our goal is to build long-term sustainable business relationships with our customers to generate consistent revenues. We plan to continue to expand the scope and range of services provided to our existing customers by continuing to build our expertise in major industries and extending our capabilities into new and emerging technologies. For example, we intend to capitalize on the BPO services offered by Satyam BPO by cross-selling these services to our existing customers, which will enable us to secure a higher share of our customers’ spending. To further strengthen our relationships and broaden the scope and range of services we provide to existing customers, our senior corporate executives have specific account management and relationship responsibilities. We have successfully established strong relationships with our customers’ chief information officers and are continuing to strengthen our relationships with other key members of our customers’ management teams. These strong relationships have helped us to better understand our customers’ business needs and enabled us to provide effective solutions to meet these needs.
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
•      Expanding our presence in existing markets and penetrating new geographic markets. We plan to expand our presence in our existing markets and establish a presence in new geographic markets throughout North America, Europe, Latin America, and the Asia-Pacific region. We intend to accomplish this by increasing our brand visibility and leveraging our global solution centers to extend our services to customers located in these geographies. We also plan to continue to hire local associates to staff and manage our global solution centers and to strengthen our sales and marketing functions to facilitate building strong relationships. We believe that the use of locally hired technical associates and managers working from our global development centers will enable us to increase our market share in the local markets and compete effectively by combining local expertise with our global delivery capabilities. We expect that a wider geographical presence will also facilitate revenue generation in multiple currencies, reduce our exposure to volatility in a particular currency, and help hedge against margin erosion due to currency fluctuations.
•      Continuing to enhance our industry expertise. We aim to have an in-depth understanding of targeted industries including manufacturing, banking and financial services, insurance, telecommunications, infrastructure, media & entertainment, semiconductors, life sciences, retail, oil & gas, utilities , healthcare, retail and transportation, which will help us identify and understand customer needs and proactively design and offer customized IT solutions to address those needs. By focusing on targeted industries, we believe we can develop industry-specific solutions and services that can be leveraged effectively to deliver services within the same industry, thereby lowering our cost of delivering those services. We intend to enhance our business knowledge and competencies in the various industries that we service by hiring additional specialists with deep industry knowledge and expertise.
•      Develop a strong cadre of leaders. We believe that our strategy for growth can only be successful if we are able to create a strong force of leaders who will enhance Satyam’s performance. In order to attract, and retain talent towards this objective, we plan to continue to provide an environment that rewards entrepreneurial initiative and performance, including competitive salaries and benefits as well as performance-linked incentives. We also intend to continue to devote significant resources to enhance the technical and leadership capabilities of our associates. We have recently set up the Satyam School of Leadership to facilitate the process of building leaders.
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
Service Offerings
We offer a comprehensive range of IT services including business process outsourcing based on existing and emerging technologies that are tailored to meet the specific needs of our customers. Our services include:

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
Application maintenance
We provide maintenance services for large software systems, including modifications and enhancements to the business functionality as well as providing production support to facilitate around the clock availability of applications spread across multiple geographies encompassing diverse technologies. We interact with the business users to map new functionalities and enhance the application systems to cater to new set of business rules. We also assist customers in migration or re-hosting to new technologies, such as Microsoft and Open systems, to extend the useful life of existing systems. We perform most of the maintenance work at our offshore global solution centers using satellite links to our customers’ systems. In addition, we maintain a small team on our customers’ premises to coordinate support functions. In certain instances, we utilize our offsite and nearshore development centers to coordinate these support functions with either no or minimal work at the customer’s site.
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
Integrated Engineering solutions
We provide end-to-end services globally across the full life cycle of engineering product development for various industries. Our focus is to enable our customers to realize significant cost benefits in the aerospace, automotive, industrial & farm equipment, consumer products and semiconductor industries through our services such as mechanical engineering solutions, embedded engineering solutions, product life cycle management solutions and geographical information systems. With about 4,500 associates and over 13 years of service experience, we believe our key expertise lies in conceptualizing the product, product engineering, sourcing and manufacturing support, value engineering and reliability engineering consultancy.
Infrastructure management services
Our Infrastructure Management Services (IMS) supports customers in recognizing increased business value from their IT operations by providing alternatives to internal management. We address almost every aspect of IT infrastructure with a range of service offerings ranging from desktop computing and application packaging, application deployment, network and data center management, security, messaging and collaboration to advanced technologies such as grid computing and virtualization. By leveraging our data center facilities in India and in Cleveland, Ohio, United States, we provide various hosting services to our clients.
Our services encompass the full lifecycle of IT — infrastructure ranging from consulting and design, to integration and customization, to 24x7x365 management through onsite and offshore delivery models. To provide our clients with services that meet their individual needs, we operate under a flexible delivery and support model which includes staff augmentation in onsite and offshore models, Remote Infrastructure Management (RIM) and Remote Support Services (RSS), and complete outsourcing in offsite facilities.
We offer services which cover a range of hardware platforms (including IBM, HP and Sun) and environments (including UNIX,

AIX, Solaris, HP-UX and Windows). Our services are supported through alliances with leading technology vendors throughout the world.
Business Process Outsourcing
Satyam BPO offers an array of innovative service offerings that deliver measurable business value to customers. We believe that this helps us differentiate ourselves in the market as the ‘outsourcing partner of choice’ for global leading companies. Satyam BPO’s spectrum of industry -generic services include inbound and outbound customer contact services, animation, artwork and packaging, research & analytics, procurements services, finance and accounting services and human resources outsourcing processes. We also deliver end -to -end industry specific service offerings, like healthcare provider support, insurance payer and customer support, insurance policy and claims management, clinical research support and pharmacovigilance services, and asset management and asset accounting services for banking and financial companies across the world.
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
Nearshore centers
In addition to using our offshore and onsite locations for solution delivery, we also utilize nearshore centers or centers located in close proximity to the customer to perform a variety of life cycle activities. For example, for certain development projects, we have created prototypes of the solution in these nearshore centers. Since the development of prototypes typically involve a high level of interaction with the customer and our onsite teams, the nearshore centers facilitate quick turnaround times. In addition, the nearshore centers also provide benefits such as operating in the same time zone as the customer and a better understanding of the cultural environment in which the customer operates.
We use our China development center as a nearshore center for the Asia-Pacific region to leverage the language capability and also multi-byte data for Asian languages. Similarly, we use our Hungary development center for the European markets and intend to use our Brazilian development centre for North and South American markets.
Onsite teams
Many assignments require the presence of our project teams at the customers’ premises, particularly for mission critical or higher involvement projects as well as for knowledge transfer activities at the project initiation stage.. The customer’s team and our project team collaborate to develop IT services that meet the customer’s specifications.
Quality and Project Management
Delivery excellence through customer satisfaction is the key to achieve our vision “to become one of the five most valuable globally integrated IT and BPO services companies”. Our process framework is aligned to various quality models, process improvement frameworks and standards and is made available to all associates through our integrated quality management system, QUALIFY. Our focus on process-centric approach supports our delivery excellence objectives.
We are globally certified to ISO9001, ISO27001 and ISO20000 standards based on an integrated audit conducted by Bureau Veritas Certification, UK. ISO27001 is the latest standard that certifies the presence of adequate information security across our company. ISO20000 is the standard for IT service management. We also conform to ISO14001 and OHSAS,18001 standards, which are the standards for Health, Safety and Environment (HSE). We have a comprehensive Business Continuity Management System framework to ensure business continuity in the event of disruptions. During the recent re-certification audit in July 2007, we have added ten new centers in India to be audited for potential certification from the ISO. In addition we hold domain specific certifications such as AS9100 / EN9100 for the Aerospace domain, and PCI DSS 1.1 for the payment card industry. Our project execution processes are assessed at a maturity level 5 on SEI CMMI model version 1.1. We are working to achieve the highest level maturity on SEI CMMI model version 1.2. We have also made significant progress toward achieving the Auto-SPICE certification for the automotive domain.
Our Quality Management System involves, among other things, a rigorous review of software development processes, review and testing of work product and regular quality audits. As part of our ongoing efforts towards reinforcing the culture of providing highest quality to our customers, we have successfully implemented the online Quality Management System (QMS) certification. Meeting the critical success factors and project objectives is facilitated through automation and effective quality assurance activities. The projects are scheduled and managed through tools such as OPTIMA, INSIGHT, and RESOLVE. Project Process Monitoring (PPM) ensures compliance with process and identifying strengths and shortcomings within the projects. Going forward, we expect that the process workflow will be automated to create a project workbench and will move from “product out” approach to a “customer in” approach for delivery by establishing an internal customer who will do the necessary checks to ensure that all the customer requirements are met before delivery. Our capabilities in project estimation has significantly improved through the implementation of a new estimation software, Knowledge-PLAN ® (Knowledge-PLAN is a registered trademark of Software Productivity Research (www.spr.com)) and an internal certification program, Satyam Certified Function Point Champion. Currently there are 261 Satyam Certified Function Point Champions. We continue to focus on Six Sigma to further improve our processes and provide the highest levels of quality to our customers. Currently, we have completed approximately 2,200 Six Sigma projects and certified 160 Six Sigma Black Belts, 2200 Six Sigma Green Belts and 19 Six Sigma Master Black Belts, as part of process improvements.
Customers
We market our services primarily to companies in the United States, Europe, the Middle East and the Asia-Pacific region. We have a global customer base which, as of March 31, 2008, consisted of 654 customers including 185 Fortune Global 500 and Fortune U.S. 500 companies.
While we derive a significant proportion of our revenues from a limited number of customers, our strategy is to seek new customers and at the same time secure additional engagements from existing customers by providing high quality services and cross-selling new services. The strength of our relationships has resulted in significant recurring revenue from existing customers. Our business from existing customers in fiscal 2008, fiscal 2007 and fiscal 2006 accounted for 86.7%, 90.6% and 92.1% of IT services revenues, respectively. In fiscal 2008, fiscal 2007 and fiscal 2006, our largest customer, together with its affiliates, accounted for 4.9%, 6.3% and 8.8%, respectively, of our total revenues. In fiscal 2008, fiscal 2007 and fiscal 2006, our second largest customer accounted for 4.8%, 4.4% and 5.1% respectively, of our total revenues. Our top five customers accounted for 19.3%, 21.0% and 24.2% of our total revenues in fiscal 2008, fiscal 2007 and fiscal 2006 respectively.
The following is a distribution of our customers by our revenues on a trailing 12-month basis or for the fiscal indicated:

	Fiscal
	2008	2007	2006
No. of $1+ million customers	158	116	101
No. of $5+ million customers	36	26	22
No. of $10+ million customers	44	31	23
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
The following is a distribution of our IT revenues across our industry segments for the three most recent fiscal years:

	Fiscal
	2008	2007	2006
Banking, Financial services and insurance	22.1%	26.3%	27.3%
Manufacturing	23.9	27.0	28.5
TIMES	22.0	20.3	18.4
Healthcare and Pharma	7.4	7.2	6.1
Retail, Transportation and Logistics	8.3	5.8	5.7
Others	16.3	13.4	14.0
Total	100.0%	100.0%	100.0%
Sales and Marketing
Our sales operations comprise a Sales team, Account management team and our Strategic Deals Group. Sales associates work solely on acquiring new customers. The second group consists of relationship managers who cross-sell services to existing customers and are responsible for building long-term relationships with such customers. Satyam has also invested in a strategic deals group, which focuses on acquiring large strategic deals.
In markets such as the United States and the United Kingdom, we have an industry-focused sales operation, while in other markets we have regional heads who oversee the sales activity.
In order to create greater visibility and recognition of our Satyam brand, we continue to invest in focused programs to enhance customer intimacy. These programs include holding annual customer summits to facilitate customer interaction, organizing forums, and participating in and sponsoring industry events to position Satyam as a business partner.
As of March 31, 2008, we employed 352 marketing and sales associates.
BPO Services and Satyam BPO
Satyam BPO offers an array of innovative service offerings that deliver measurable business value to customers. We believe that this helps us differentiate ourselves in the market as the ‘outsourcing partner of choice’ for global leading companies. Satyam BPO’s spectrum of industry -generic services include inbound and outbound customer contact services, animation, artwork and packaging, research & analytics, procurements services , finance and accounting services and human resources outsourcing processes. We also deliver end -to -end industry specific service offerings, like healthcare provider support, insurance payer and customer support, insurance policy and claims management, clinical research support and pharmacovigilance services, and asset management and asset accounting services for banking and financial companies across the world.

Satyam BPO was established in fiscal 2002. Satyam BPO activities include among others providing BPO, soliciting existing or prospective customers of Satyam BPO to obtain the services offered by Satyam BPO from other service providers and investing in companies engaged in the same or similar business as Satyam BPO. See “Item 3. Key Information — Risk Factors — Risks Related to Our Overall Operations — We face intense competition in the IT services and BPO markets which could prevent us from attracting and retaining customers and could reduce our revenues.”
During fiscal 2008, we entered into the Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) to acquire 26% equity shares of Satyam BPO from the investors for a consideration of $46.5 million. Further, during fiscal 2008, Satyam BPO issued 358,952 equity shares to its employees which were acquired by us at the fair value of $7.2 per share. Pursuant to the above transactions our ownership interest in Satyam BPO increased to 100.0% as at March 31, 2008 from 74.0% as at March 31, 2007
As of March 31, 2008, Satyam BPO had 29 customers including 16 Fortune Global 500 and Fortune U.S. 500 companies. For fiscal 2008, fiscal 2007, fiscal 2006 and fiscal 2005, Satyam BPO had revenues of $60.6 million, $38.1 million, $20.0 million and $10.0 million respectively. Satyam BPO handles more than 63 business processes for its customers, a majority of which are also customers of Satyam. A majority of Satyam BPO’s customers are Fortune Global 500 and Fortune U.S. 500 companies, who have offshored their critical business processes to Satyam BPO.
The services offered by Satyam BPO include:
Function-specific offerings
1)	Finance and Accounting: Our long-term relationship with global financial services companies equips us with first-hand understanding of the industry evolution, critical business issues and trends. Satyam has competencies in managing a multitude of finance and accounting processes.
Among the industries we serve are insurance and healthcare, pharma, banking and finance, manufacturing and automobile, media and telecom, and digital media & entertainment. We offer services such as claims processing, policy issuance, premium accounting, contact centers for customer service, product support and helpdesk services.
2.)	Human Resources: We offer customized, cost-effective and comprehensive human resource services. Our customized, need-based, cost-effective and comprehensive human resource services help customers achieve greater efficiency without relying on investing in people and technology.
3)	Knowledge Process Outsourcing (KPO): We believe that we are one of the pioneers in offering KPO services. We offer end-to-end solutions in the analytics domain across multiple industry verticals suiting customers’ service requirements. Our experienced analytics team leverages its consultancy experience in econometric and computing proficiency, and its industrial expertise in market analytics, customer analytics, risk & decision analytics and expenditure analytics to deliver industry-best solutions to clients.
4)	Customer Contact Services: We provide inbound and outbound contact center services around the world, offering high-quality, cost-effective, and risk-proof coverage of a diverse and geographically distributed customer base. Our customer contact services include customer care, information dissemination, survey programs, data collection and customer complaints.
5)	Technical Helpdesk: Our IT helpdesk services provide technical solutions and support for corporate employees. The GETS (Global Enterprise Technical Support) solution provides basic hardware and software support, and technical and service desk support across a wide range of applications, including specific technologies such as SAP, Oracle, Peoplesoft, and Ariba.
6)	Procure to Pay Outsourcing: We enable clients to overcome their procure to pay outsourcing challenges by offering a broad range of services that encompass all categories of procure to pay outsourcing functions. We provide our clients with an onsite-offshore structure, including offerings such as transactional purchasing and supplier relationship management & strategic sourcing support, that best encompasses a modular and scalable project model.

Industry-specific Offerings
1.)	Healthcare, Insurance and Pharma: The healthcare, insurance and pharma practice at Satyam BPO has been successfully managing and growing relationships with large global clients for the past three years. Satyam BPO offers a wide spectrum of services in such practices, ranging from simple data entry to high-end complex analytics across the value chain, as well as KPO, customer contact centers, integrated revenue cycle management (IT-BPO), back-office administration & pharma.

2.)	Banking & Financial Services (BFS): In the field of BFS, Satyam BPO provides outsourcing solutions in retail, wholesale and investment banking. Satyam BPO has Subject Matter Experts (SME) in the BFS domain, who have over eight decades of collective experience, and expertise in providing outsourcing solutions which are customized to suit specific business requirements of clients. We provide a cost-effective value proposition for our clients by using Six Sigma and process re-engineering, and rely on the tenets of effective knowledge transfer, cultural integration, management of the human capital and adherence to pre-defined business rules and processes.

3.)	Manufacturing and Automotive: Satyam BPO offers a wide spectrum of process outsourcing services to manufacturing and automotive companies around the world. Satyam BPO provides services such as; procure-to-pay, production and industrial engineering, global enterprise technical support, customer management and data, and document processing services.

4.)	Media and Telecom: The convergence of information, communication and entertainment holds immense potential for Business Process Outsourcing (BPO). Satyam BPO provides a diverse portfolio of comprehensive, high-quality BPO services to leading telecom and media corporations. For telecom companies, our service offerings can be broadly classified into assurance and billing, technical support, customer care and other back-office operations. Our service offerings for the media industry can be broadly categorized as content development, writing and editing services, data management and design.

5.)	Digital Media and Entertainment: The Digital Media and Entertainment team of Satyam BPO has made inroads in the animation industry. Our offerings include visual effects (VFX), 3D animation and multimedia, visualization (BEAMS) and gaming.
Strategic Alliances
We have in the past entered into, and plan to continue to enter into, strategic alliances with leading technology vendors and system integrators where both parties invest to develop innovative solutions, build competencies and serve customers. We have partnered with some of the leading names in key application areas such as Enterprise Resource Planning (SAP & Oracle), Customer Relationship Management, Business Intelligence (SAS and Informatica) and industry-specific alliances in life sciences (Ocimum Biosolutions), manufacturing (Synchrono) and insurance (Sistran). Some of our other prominent alliance partners include Software AG, Siemens PLM, Dassault Systemes and Pegasystems. We believe that our existing alliances with over 80 leading technology vendors spanning distinct parts of our customers’ value chain have enhanced our ability to offer integrated solutions across a wide array of technologies and platforms to our customers. We work closely with our alliance partners who provide assistance in technology evaluation and selection, product support and product enhancements. We also have alliances with education and research institutions (Indian School of Business, Indian Institute of Science, Carnegie Mellon University) to facilitate research and develop solutions to business problems. None of these alliances are exclusive in nature and some of the alliance agreements need to be renewed periodically.
Our joint venture with Venture Engineering Global LLC, Satyam Venture, is engaged in providing engineering solutions, software development, and customization services specifically for the automotive industries worldwide. See “Item 8 — Financial information — Legal Proceedings.” See also note 18(e) consolidated financial statements included in this Annual Report. In addition, our joint venture with Computer Associates International, Inc., or CA Satyam, is engaged in the business of hosting, delivering and administering selective applications consisting of software products licensed by Computer Associates International, Inc. These two joint ventures are accounted using equity method of accounting.
On April 21, 2008, we also announced our intention to acquire Computer Associates Inc’s (“CA Inc”) 50% equity held in CA Satyam ASP Pvt. Ltd. (“CA Satyam”), a joint venture founded in 2001 between CA Inc and us, and to rename the organization “C&S Pvt. Ltd”. The proposed acquisition will increase our ownership interest in CA Satyam to 100%, for a total consideration of $1.5 million, payable in two tranches. The transaction has not been consummated.

Employees
We refer to our employees as “associates.” Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled technical associates. Besides competitive salaries and incentive pay, we also offer extensive training, an entrepreneurial work environment and opportunities to work overseas. Since May 1998, we have offered stock options to our associates. Subject to certain exceptions, we had stopped all stock based compensation with effect from October 1, 2004 until fiscal 2006. Effective fiscal 2007 we resumed offering stock options to our associates on selective basis under ASOP — RSUs and ASOP — RSUs (ADS). As of March 31, 2008, we had 50,570 associates including Satyam BPO’s 3,997 associates representing a compound annual growth rate in the number of our associates of 29% since fiscal 2001. None of our associates are represented by a union. We believe that our relationship with our associates is good.
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
Learning and Developmental Training
We devote significant resources for the training and development of our associates. We established the Satyam Learning Center & Satyam School of Leadership which promotes our culture of learning and serves as a catalyst for us to sustain our technological, managerial and leadership edge by building a robust leadership pipeline. We require all associates to undergo a minimum of 40 hours of learning per year. We have qualified full-time faculty at our learning center that provides ongoing training to our associates at all levels, through which we build competencies in emerging disciplines necessary to meet our customers’ needs. Our training initiatives provide us with a pool of qualified associates which in turn provides us the flexibility to ramp up resources to meet the demands of particular projects and to redeploy our personnel across projects according to our business needs. Apart from technical oriented learning, we also provide leadership training, language training and training on cultural sensitization. SLC has launched the “Satyam Learning World” a new learning management system procured by SLC, technology assisted learning has gained significant momentum this year. Satyam Learning World (SLW) is a unique and first of its kind Virtual Learning Environment (VLE) in India. The curriculum focuses on providing practical training to the associates and preparing them to be project ready from the start and develop their competencies through competency development plans. Satyam School of Leadership offers a plethora of learning initiatives for the leaders of organization. This is aimed at broadening our leadership bandwidth and developing our associates into business leaders for critical business areas such as program management and relationship management. These leaders grow other leaders by teaching and contributing to learning in the organization Trainers for our leadership training include professors from the Harvard Business School. We also recruit managers in non-software engineering fields for positions as project leaders and project managers and provide them with extensive training, usually over a six-month period, in software engineering and project management skills.
Retention
To attract, retain and motivate our associates, we seek to provide an environment that rewards entrepreneurial initiative and performance. We also provide competitive salaries and benefits as well as incentives in the form of cash bonuses. In fiscal 2008, 2007 and 2006, we experienced associate attrition in IT services at a rate of 13.1% ,15.7% and 19.2% respectively, which included involuntary attrition ranging from 2% to 4% as part of our systematic quality campaign.
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
We also compete with software firms such as Oracle and SAP, service groups of computer equipment companies, in-house IT departments of large corporations and programming companies and temporary staffing firms. In addition, Satyam BPO faces competition from firms like Infosys BPO (formerly known as Progeon Ltd.) and Wipro BPO Solutions Limited (formerly known as Wipro Spectramind Services Limited).
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
Communications Infrastructure
A key component of our IT services delivery model is our ability to connect the customer’s system with our offsite and offshore centers through a robust and high performance communications network. Our data and voice network, SatyamNet, connects our facilities worldwide through a high speed network with a backbone of diverse high capacity fiber optic and land lines. SatyamNet is also connected to the Internet using high speed multiple DS3 pipes from multiple Internet service providers with secure firewalls protecting the enterprise Network. SatyamNet provides flexibility for the projects to operate from any of the development facilities inside Satyam providing for seamless integration.
We have a dedicated multi megabits telecommunication network based on Multi Protocol Label Switching, or MPLS, technology and leased lines from reputed service providers such as Orange Business Services (formerly known as Equant Inc.) for global connectivity, Sify Ltd for India domestic connections, VSNL, Bharti, Reliance and BSNL for intra-city communications in India. This network permits data communication between our facilities in India and our customers’ facilities abroad. In the United States, we have communication hubs in Vienna, Virginia and Parsippany, New Jersey to connect to our customers’ sites. Our other network hubs are Melbourne in Australia, London for the UK and rest of Europe. The entire telecommunication network is a converged infrastructure supporting voice, video and data transfer.
We monitor the network performance and continually upgrade SatyamNet to enhance and optimize network efficiency across all operating locations. We currently have 120 Mbps cumulative bandwidth for International data communication and 175 Mbps Internet bandwidth globally. In addition, we have 135 Mbps of bandwidth on India MPLS connecting various cities, with our intra-city links being connected by multiple 20 Mbps lines totaling to 510 Mbps across the country. We upgrade the bandwidth based on our requirements.

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
Virtual collaboration tools like audio conference, video conference, web collaboration, web streaming, latest Microsoft mailing systems and instant messaging are implemented to enhance the collaboration among Satyam Associates, and with customers and business partners.
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
Facilities
Our corporate headquarters, Satyam Infocity, is located in Hyderabad, India. We own this facility, which provides a modern workspace for approximately 4,000 software associates in two buildings covering an aggregate area of approximately 676,000 square feet, which are linked to our other facilities through SatyamNet. Satyam Infocity also has recreational facilities and housing for up to 750 associates which covers an area of approximately 285,000 square feet. This center also houses learning facilities covering an area of approximately 115,000 square feet to train 1,440 associates.
We also have additional offshore software technology centers located in Bangalore, Bhubaneshwar, Chennai, Hyderabad, Vizag and Pune in India with facilities aggregating approximately 2,900,000 square feet. We own some of the facilities while others are leased by us on a long-term basis ranging from six to nine years.
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
We have incurred $96.7 million in fiscal 2008 and in fiscal 2009 we expect capital expenditure of approximately $125 million to finance the construction of new facilities and the expansion of our existing facilities in our offshore centers and to establish offsite centers outside of India.
Intellectual Property
Ownership of software and associated deliverables created for customers is generally retained by or assigned to the customer, and we do not usually retain an interest in such software or deliverables. We have registered “Satyam” and other related marks in India and the United States under certain classes and have applied for the registration of such marks in other jurisdictions where we carry on business. We generally apply for trademarks and service marks to identify our various service offerings. Although we believe that our services do not infringe the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future.
Seasonality
Our business is generally not affected by seasonality.
Government Regulation
Regulation of our business by the Indian government affects our business in several ways. We benefit from tax incentives provided to software entities such as an exemption from the payment of Indian corporate income taxes until the earlier of fiscal 2010 or 10 consecutive years of operations for software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991. Further, there are restrictive parts of Indian law that effect our business, including the fact that we are generally required to obtain approval from the RBI and/or the Ministry of Finance of the GoI to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. Finally, the conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.
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
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of the financial condition and results of operations of our company should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Item 3. Key Information—Risk Factors”.
Overview
We are a global information technology (“IT”) solutions provider, offering a comprehensive range of IT services to our customers, including application development and maintenance services, consulting and enterprise business solutions extended engineering solutions, infrastructure management services. We also offer business process outsourcing or BPO services through our wholly-owned subsidiary, Satyam BPO Limited (formerly known as Nipuna Services Limited) or Satyam BPO. We are the fourth largest Indian IT services company, based on the amount of export revenues generated during our fiscal year ended March 31, 2008. Our total revenues for fiscal 2008 were $2,138.1 million and over the past three fiscal years our revenues have grown at a compound annual growth rate of 39.1%.
On May 12, 2005, we acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm that has focused on the investment management industry since 1986. Citisoft is a UK-based firm, with operating presences in London, Boston and New York. On June 29, 2006, we exercised the call option and acquired the remaining 25% equity interest in Citisoft, making Citisoft our wholly-owned subsidiary from that date. The operating results of Citisoft are evaluated by the management under IT services segment. On June 29, 2007, Satyam Computer Services entered into an amendment agreement with the selling shareholders. During fiscal 2008, Satyam Computer Services also contributed $2.0 million to Employee Benefit Trust (“EBT”) formed by Citisoft. Satyam Computer Services also entered into an amendment agreement with the selling shareholders due to which it made additional employee related pay out of $0.4 million in lieu of 2008 earn-out consideration and EBT contribution. These have been accounted for as part of cost of revenues in the consolidated statements of income.
On August 21, 2006, the shareholders of Satyam Computer Services approved a two-for-one stock split (in the form of stock dividend) which was effective on October 10, 2006. Consequently, Satyam capitalized an amount of $17.7 million from its retained earnings to common stock. All references to number of shares, per share amounts, stock option data and market prices of Satyam Computer Services’ equity shares have been retroactively restated to reflect the stock split unless otherwise noted.
On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, the investors and Satyam BPO. Out of the total preference shares, 50% of the preference shares ($10 million) were to be redeemed for $13.6 million at the target date on May 21, 2007 and the balance 50% were to be converted into equity shares of Satyam BPO based on the terms of the existing subscription agreement. Since 50% of the preference shares were mandatorily redeemable, Satyam Computer Services reclassified 50% of the preference shares as a current liability measured at fair value and accrued redemption premium amounting to $3.6 million up to March 31, 2007. The 50% preference shares were redeemed in August 2007 for $13.8 million.
The investors gave Satyam BPO a notice of conversion of preference shares and in January 2007 preference shares amounting to $10.0 million were converted into 6,422,267 equity shares of Satyam BPO. Due to the issue of shares by Satyam BPO, Satyam Computer Services’ ownership interest in Satyam BPO was reduced from 100.0% as at March 31, 2006 to 74.0% as at March 31, 2007. The shares issued to the investors were at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of $7.9 million, net of taxes during the year ended March 31, 2007 was recorded as an increase in additional paid in capital. Since the losses applicable to the minority interest in Satyam BPO exceeded the minority interest in the equity capital of Satyam BPO, such excess and further losses were charged to Satyam’s consolidated statement of income.
During fiscal 2008, we entered into the Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) to acquire 26% equity shares of Satyam BPO from the investors for a consideration of $46.5 million. Further, during fiscal 2008, Satyam BPO issued 358,952 equity shares to its employees which were acquired by us at the fair value of $7.2 per share. Pursuant to the above transactions our ownership interest in Satyam BPO increased to 100.0% as at March 31, 2008 from 74.0% as at March 31, 2007. The shares issued to the investors are at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of $7.9 million, net of taxes during the year ended March 31, 2007 has been recorded as an increase in additional paid in capital. Since the losses applicable to the minority interest in Satyam BPO exceeded the minority interest in the equity capital of Satyam BPO, such excess and further losses have been charged in Satyam’s consolidated statements of income.
During fiscal 2008, we acquired 100% of the shares of Nitor Global Solutions Limited, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The total consideration for this acquisition was approximately $5.6 million including a performance-based payment of up to $2.5 million over two years conditional upon specified revenue and profit targets being met. The initial consideration of $3.1 million was paid on January 4, 2008. The results of Nitor’s operations have been consolidated from the consummation date of January 04, 2008.
On January 21, 2008, we announced our intention of acquiring 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of $35.0 million comprising of initial consideration, deferred consideration (non contingent) and a contingent consideration. The transaction was consummated on April 4, 2008.
On April 21, 2008, we announced our intention of acquiring S&V Management Consultants (“S&V”) a Belgium based SCM Strategy consulting firm for a total consideration of $35.5 million comprising of an up-front, deferred guaranteed and deferred retention payments. The transaction has not been consummated as of June 30, 2008.
On April 21, 2008, we also announced our intention to acquire Computer Associates Inc’s (“CA Inc”) 50% equity held in CA Satyam ASP Pvt. Ltd. (“CA Satyam”), a joint venture founded in 2001 between CA Inc and us, and to rename the organization “C&S Pvt. Ltd”. The proposed acquisition will increase our ownership interest in CA Satyam to 100%, for a total consideration of $1.5 million, payable in two tranches. The transaction has not been consummated as of June 30, 2008.
On April 21, 2008, we announced our intention to acquire the Market research and Customer Analytics (MR&CA) business unit from Caterpillar Inc., USA (CAT) including the related Intellectual Property which consists of software, processes and know-how. The proposed acquisition is for a consideration of $60.0 million comprising of initial and deferred consideration. The transaction has not been consummated as of June 30, 2008.
During fiscal 2007, we also established the following schemes “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” and the “Associate Stock Option Plan — RSUs (ADS)”.
We believe customers are increasingly demanding full-service IT providers that have expertise in both existing systems and new technologies, access to a large pool of highly-skilled technical personnel and the ability to serve customers globally at competitive rates. To meet these requirements, we offer our customers an integrated global delivery model, which we refer to as the “Right Sourcing Model,” to provide flexible delivery alternatives to our customers through our offshore centers located in India, offsite centers which we have established in our major markets, nearshore centers located geographically near our customers’ premises and through our onsite teams operating at our customers’ premises. In addition, we use the expertise resident in our focused industry groups to provide specialized services and solutions to our customers in the manufacturing, banking and financial services, insurance, telecommunications, infrastructure, media & entertainment, semiconductors, healthcare, life sciences, retail, oil & gas, utilities and transportation.
Our revenues and profitability have grown significantly in recent years. Our total revenues increased by 46.3% to $2,138.1 million in fiscal 2008 as compared to $1,461.4 million in fiscal 2007. Our net income increased by 39.7% to $417.0 million in fiscal 2008 from $298.4 million in fiscal 2007. Our total revenues increased by 33.3% to $1,461.4 million in fiscal 2007 as compared to $1,096.3 million in fiscal 2006. Our net income increased by 19.6% to $298.4 million in fiscal 2007 from $249.4 million in fiscal 2006. Our revenue and profitability growth is attributable to a number of factors related to the expansion of our business, including increase in the volume of projects completed for our widening customer base, increase in our associate numbers, increased growth in our consulting and enterprise business solutions business and a strengthening of our customer base in United States and Europe. Our growth has continued despite increasing pressure for higher wages for our associates coupled with pressure for lower prices for our customers. In fiscal 2008, fiscal 2007 and fiscal 2006 our five largest customers accounted for 19.3%, 23.3% and 24.2% respectively, of our total revenues. As of March 31, 2008, we had 50,570 employees (including employees of our subsidiaries), whom we refer to as associates, worldwide as compared to 39,018 associates as of March 31, 2007. With our continuing geographical expansion we now have offshore facilities in India and facilities located overseas including Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, the United Arab Emirates, the United Kingdom and the United States. We also have sales and marketing offices located in Brazil, Canada, Germany, Italy, the Netherlands, Saudi Arabia, Spain, Sweden, the United Kingdom and the United States and sales and marketing offices in the rest of the world.
In accordance with SFAS 131 No., “Disclosures about Segments of an Enterprise and Related Information”, the operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following two business groups:
•	IT services: We provide a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. We seek to be the single service provider capable of serving all of our customers’ IT requirements. Our consulting and enterprise business solutions includes services in the area of enterprise resource planning, customer relationship management and supply chain management, data warehousing and business intelligence, knowledge management, document management and enterprise application integration. We also assist our customers in making their existing computing systems accessible over the Internet. The IT segment information also includes the results of Citisoft and Knowledge Dynamics Pte Ltd, Singapore, or Knowledge Dynamics, which were acquired during fiscal 2006 and Nitor acquired during fiscal 2008.

•	BPO: We provide outsourced BPO services in areas such as human resources, finance and accounting, customer care (such as voice, email and chat) besides also providing industry-specific transaction processing services. We target our BPO services at the insurance, healthcare, pharma, banking and financial services, manufacturing and automobile, media and telecom and digital media & entertainment. Revenues from this business segment currently do not constitute a significant proportion of our total revenues; however, we anticipate that this proportion will increase over time. Our BPO services are offered through our wholly-owned subsidiary, Satyam BPO.
Revenues
We generate revenues through fees for professional services rendered in our two segments, namely, IT services and BPO services.
The following table sets forth the total revenues (excluding inter-segment revenues) for our business segments for fiscal 2008, 2007 and 2006:

	Year ended March 31,
	2008		2007		2006
Segment	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
IT services	$2,093.2	97.9%	$1,432.5	98.0%	$1,082.7	98.8%
BPO	44.9	2.1	28.9	2.0	13.6	1.2

Total	$2,138.1	100.0%	$1,461.4	100.0%	$1,096.3	100.0%

We discuss below the components of our IT services revenues by technology type, contract type, offshore or onshore designation, top customers and customer geography:
Revenues by technology
The vast majority of our revenues are generated from our various IT service offerings. The following table presents our IT services revenues (excluding inter-segment revenues) by type of service offering for the periods indicated:

	Year ended March 31,
	2008		2007		2006
Technology type	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Application development and maintenance services	$916.9	43.8%	$675.2	47.1%	$541.4	50.0%
Consulting and enterprise business solutions	944.9	45.2	599.8	41.9	429.5	39.7
Extended engineering solutions	143.0	6.8	93.5	6.5	70.2	6.5
Infrastructure management services	88.4	4.2	64.0	4.5	41.6	3.8

Total	$2,093.2	100.0%	$1,432.5	100.0%	$1,082.7	100.0%

Revenues by contract type
Our IT services are provided on a time-and-material basis or on a fixed-price basis. Revenues from IT services provided on a time-and-material basis are recognized in the period that the services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the proportional performance basis of accounting and are recorded when we can reasonably estimate the time period to complete the work. The proportional performance estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the proportional performance is reflected in the period in which the changes become known to us. Although we have revised our project completion estimates from time to time, such revisions have not materially affected our reported revenues to date. In recent years, we have experienced some pricing pressure from our customers, which has had a negative impact on margins. In response to current market trends, we are considering the viability of introducing performance-based or variable-pricing contracts. Even though in percentage terms there has been decline in fixed-price contracts in fiscal 2008 as compared with fiscal 2007, we expect that revenue from fixed-price contracts will increase in the long term.
The following table presents our IT services revenues (excluding inter-segment revenues) by type of contract for the periods indicated:

	Year ended March 31,
	2008		2007		2006
Contract type	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Time-and-material basis	$1,425.1	68.1%	$873.2	61.0%	$702.8	64.9%
Fixed-price basis	668.1	31.9	559.3	39.0	379.9	35.1

Total	$2,093.2	100.0%	$1,432.5	100.0%	$1,082.7	100.0%

Revenues based on offshore and onsite/offsite
We provide our IT services through a combination of (i) offshore centers located throughout India, (ii) teams working onsite at a customer’s location, (iii) nearshore centers located in Canada, China and Hungary to serve U.S.-based, Asia Pacific based and Europe based customers, respectively and (iv) offsite centers in locations including Australia, Brazil, Canada, China, Germany, Hungary, Japan, Korea, Malaysia, Singapore, South Africa, Thailand, the United Arab Emirates, the United Kingdom and the United States. Offshore IT services’ revenues consist of revenues earned both from IT services work conducted at our offshore centers in India as well as onsite work conducted at customers’ premises which is related to offshore work. Offshore IT services’ revenues do not include revenues from our offsite or nearshore centers located outside of India or revenues from onsite work which is not related to any offshore work. These latter revenues are included in onsite/offsite revenues.
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

The following table presents our IT services revenues (excluding inter-segment revenues) based on the location where services are performed for the periods indicated:

	Year ended March 31,
	2008		2007		2006
Location	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Offshore	$1,073.8	51.3%	$704.1	49.2%	$496.0	45.8%
Onsite/Offsite	1,019.4	48.7	728.4	50.8	586.7	54.2

Total	$2,093.2	100.0%	$1,432.5	100.0%	$1,082.7	100.0%

Revenues by top customers
Our top two customers accounted for 10.0% of our IT services’ revenues in fiscal 2008, as compared to 11.0% and 14.1% of IT services’ revenues in fiscal 2007 and 2006 respectively. Our top five customers accounted for 19.7% of IT services’ revenues in fiscal 2008, as compared to 21.5% and 24.5% of IT services’ revenues in fiscal 2007 and 2006 respectively.
Revenues based on customer location
We have experienced increasing volumes of business from customers located in the United States and Europe, attributable to both new customers and additional business from existing customers, even though we experienced a small decline in percentage terms in our revenues from the United States in fiscal 2008 compared to fiscal 2007. We expect that most of our revenues will be generated in the United States followed by Europe and Rest of the world in fiscal 2009. The following table gives the composition of our IT services revenues (excluding inter-segment revenues) based on the location of our customers for the periods indicated:

	Year ended March 31,
	2008		2007		2006
Geographic location	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
United States	$1,239.4	59.3%	$908.7	63.4%	$699.0	64.6%
Europe	437.3	20.9	274.7	19.3	204.8	18.9
Asia Pacific	291.3	13.9	160.9	11.2	111.2	10.3
India	71.8	3.4	63.4	4.4	45.1	4.2
Rest of the world	53.4	2.5	24.8	1.7	22.6	2.1

Total	$2,093.2	100.0%	$1,432.5	100.0%	$1,082.7	100.0%

Expenses
Cost of revenues
Our cost of revenues consists primarily of the compensation cost of technical staff, stock-compensation cost, depreciation on dedicated assets and system and application software costs, amortization of intangibles, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.
The principal component of our cost of revenues is the wage cost of our technical associates. Wage cost in India, including in the IT services industry, has historically been significantly lower than wage cost in the United States and Europe for comparably skilled professionals. However, as wages in India increase at a faster rate than in the United States, we may experience increase in our costs of personnel, particularly project managers and other mid-level professionals.
The utilization levels of our technical associates also affect our revenue and gross profits. We calculate utilization levels on a monthly basis, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he or she works 157 hours per month. We manage utilization by monitoring project requirements and timetables. The number of associates assigned to a project will vary according to size, complexity, duration and demands of the project. Associate utilization levels for IT services were 81.8%, 83.8% and 85.0% in fiscal 2008, 2007 and 2006 respectively.

Selling, general and administrative expenses
Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, stock-compensation cost, travel costs, advertising, business promotion, depreciation on assets, rent, repairs, electricity and other general expenses not attributable to cost of revenues.
Subsidiaries
As of March 31, 2008, we have eight wholly-owned subsidiaries, Satyam BPO, Satyam Technologies Inc., or STI, Satyam Computer Services (Shanghai) Co. Ltd, or Satyam Shanghai, Citisoft, Knowledge Dynamics, Satyam Computer Services (Nanjing) Co. Ltd, Satyam Computer Services (Egypt) S.A.E and Nitor. These eight subsidiaries have been consolidated in our consolidated financial statements for the year ended March 31, 2008.
Citisoft
On May 12, 2005, Satyam Computer Services acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005.
The consideration for the 75% equity interest in Citisoft amounted to $17.4 million comprising of an initial consideration of $14.3 million (including direct acquisition costs of $0.9 million) and deferred consideration (non-contingent) of $3.1 million (paid in June 2006). On June 29, 2006, Satyam Computer Services exercised its call option to acquire the remaining 25% equity interest in Citisoft for a deferred consideration (non-contingent) of $5.9 million (paid during fiscal 2008). Satyam was also required to pay an earn-out consideration based on achievement of targeted revenues and profits for the years ended April 30, 2007 and 2008 respectively. However since the revenue and profit targets have not been achieved, the total earn out consideration is not payable. During fiscal 2008, Satyam Computer Services also contributed $2.0 million to Employee Benefit Trust (“EBT”) formed by Citisoft.. Satyam Computer Services also entered into an amendment agreement with the selling shareholders due to which it made additional employee related pay out of $0.4 million in lieu of 2008 earn-out consideration and EBT contribution. These have been accounted for as part of cost of revenues in our consolidated statement of income
The purchase price was allocated as follows: $2.9 million to net current assets, $0.4 million to tangible assets, $7.2 million to customer contracts and relationships, $0.8 million to trade name, $2.7 million deferred tax liability and the balance $14.7 million to goodwill. The goodwill was allocated to the IT services segment.
Knowledge Dynamics
On October 1, 2005, Satyam Computer Services acquired a 100% interest in Knowledge Dynamics Pte Ltd, Singapore, (“Knowledge Dynamics”), a leading Data Warehousing and Business Intelligence Solutions provider. The results of Knowledge Dynamics operations have been consolidated by Satyam Computer Services from the consummation date of October 1, 2005. The consideration for this acquisition amounted to $3.3 million comprising of initial consideration of $1.8 million (including direct acquisition costs of $11 thousand) and deferred consideration (non-contingent) of $1.5 million (paid in fiscal 2007 and 2008). Satyam was also required to pay an earn-out consideration based on achievement of targeted revenues and profits for the years ended April 30, 2007 and 2008 respectively. However since the revenue and profit targets have not been achieved, the 2007 earn out consideration is not payable. During fiscal 2008, Satyam Computer Services also entered into an amendment agreement with the selling shareholders due to which it has accounted for $0.9 million, in lieu of 2008 earn-out consideration, as part of cost of revenues in the consolidated statement of income.
The purchase price was allocated as follows: $0.5 million to net current assets, $1.0 million to customer contracts and relationships, $0.1 million to trade name, $0.4 million deferred tax liability and the balance $2.1 million to goodwill. The goodwill has been allocated to the IT services segment.
Acquisition of Minority Interests in Satyam BPO
During the year ended March 31, 2008, in accordance with the share purchase agreement, Satyam Computer Services acquired 26% equity shares of Satyam BPO from the Investors for a consideration of $46.5 million. Further during the year ended March 31, 2008, an Employee Stock Option Exercises and Share Transfer Agreement was entered into between Satyam Computer Services, Satyam BPO and certain employees of Satyam BPO holding Satyam BPO-ESOP. The exercise of options by the employees has resulted in a dilution of ownership interest of Satyam Computer Services in Satyam BPO. Satyam BPO issued 358,952 equity shares to the employees at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction the resulting gain of $1.0 million, net of taxes has been recorded as an increase in additional paid-in capital during the year ended March 31, 2008. Satyam Computer Services has acquired these shares at their fair value determined based on an independent valuation of $7.2 per share. Since the awards were fully vested and were cash settled at its current fair value as of the settlement date no incremental compensation cost has been recognized.
The purchase price was allocated as follows: $8.9 million to customer relationships, $3.0 million to deferred tax liability and the balance $43.4 million to goodwill. The goodwill was allocated to the BPO services segment.
Satyam Computer Services’ ownership interest in Satyam BPO is 100% as at March 31, 2008 as against 74% as at March 31, 2007.
Preferred Stock of Subsidiary
Satyam BPO issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs. 10 ($0.23) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs. 10 ($0.23) per share, in exchange for an aggregate consideration of $20 million. On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, the Investors and Satyam BPO. Satyam had reclassified 50% of the preference shares as a current liability as of March 31, 2007 and these were redeemed in August 2007 for $13.8 million. The balance 50% got converted into equity shares of Satyam BPO in January 2007 based on the terms of the existing subscription agreement into 6,422,267 equity shares of Satyam BPO. Due to the issue of shares by Satyam BPO, Satyam Computer Services’ ownership interest in Satyam BPO reduced from 100.0% as at March 31, 2006 to 74.0% as at March 31, 2007 and the resulting gain of $7.9 million, net of taxes during the year ended March 31, 2007 was recorded as an increase in additional paid in capital. The Investors holding in Satyam BPO had been accounted for as a minority interest. Further as per the SPRA Agreement, Satyam agreed to purchase and the Investors agreed to sell these equity shares at an aggregate purchase price based on a formula. The forward contract was freestanding and had been accounted for under SFAS 150. The forward contract had a zero fair vale since as per regulatory requirements the transaction could take place only at fair value. During the year ended March 31, 2008, Satyam Computer Services acquired the minority interest of 26% equity shares in Satyam BPO from the investors for a consideration of $46.5 million.
Acquisition of Nitor
Satyam Computer Services acquired 100% of the shares of Nitor Global Solutions Ltd, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The results of Nitor’s operations have been consolidated by Satyam Computer Services from the consummation date of January 4, 2008. The consideration for this acquisition amounted to US$5.6 million comprising of initial consideration of US$3.1 million and performance-based payment of up to US$2.5 million over two years conditional upon specified revenue and profit targets being met.
The purchase price was allocated as follows: $0.7 million to current assets, $0.1 million to non compete agreement, $0.6 million to customer contracts and relationships, $0.2 million to internally developed technology, $0.2 million deferred tax liability and the balance $1.7 million to goodwill. The goodwill was allocated to the IT services segment.
Acquisition of Bridge
On January 21, 2008, Satyam Computer Services announced its intention of acquiring 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of $35.0 million comprising of initial consideration, deferred consideration (non contingent) and a contingent consideration. The transaction has been consummated on April 4, 2008. The initial consideration of $19.0 million was paid on April 4, 2008.
Income Taxes
The statutory corporate income tax rate in India is currently 30.0%. This tax rate is presently subject to a 10.0% surcharge. The amount of tax and surcharge payable is further subject to a 3.0% education cess, resulting in an effective tax rate of 33.99%. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by our offsite, nearshore and onsite centers, principally in the United States. We benefit from tax incentives provided to software entities as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2010 or 10 consecutive years of operations of software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for two of our STP units in Hyderabad expired at the beginning of fiscal 2006, one STP unit in Bangalore expired at the beginning of fiscal 2007, one STP unit each in Hyderabad, Chennai, Pune and Bhubaneswar expired at the beginning of fiscal 2008. The benefit for one STP unit in Hyderabad expired at the beginning of fiscal 2009 and the remaining thirteen STP units, including five in Hyderabad, three in Chennai, two in Bangalore and one each in Visakhapatnam, Gurgaon and Pune which were to expire in fiscal 2009 will now expire in fiscal 2010 pursuant to the extension of holiday period by one year.

Our subsidiaries are subject to income taxes of the countries in which they operate. Our subsidiaries’ operating loss carried forward for tax purposes amounted to approximately $81.9 million as of March 31, 2008, which is available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over a period of 8 years in India and 20 years in other jurisdictions. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carried forward. A valuation allowance is established attributable to deferred tax assets and losses carried forward in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized. Currently, a full valuation allowance has been made for such losses since we believe that our subsidiaries will not generate sufficient taxable income prior to expiration of carry forwards and under Indian regulations we are not allowed to file a consolidated tax return.
In addition, we are in the process of setting up many offices in various special economic zones (SEZs) in India which are subject to the SEZ Act, 2005. SEZs have many tax incentives, including 100% exemption from income tax for the first 5 years and 50% for the next 5 years.
Effective April 1, 2007, Satyam adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). As a result of the adoption of FIN 48, we did not have to recognize any increase/decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods.

RESULTS OF OPERATIONS
The following table sets forth operating data in dollars and as a percentage of total revenues for the periods indicated:

	Year ended March 31,
	2008		2007		2006
Statement of income:	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Revenues:
IT services	$2,094.5	98.0%	$1,433.2	98.1%	$1,083.5	98.8%
BPO	60.6	2.8	38.0	2.6	19.9	1.8
Inter-segment	(17.0)	(0.8)	(9.8)	(0.7)	(7.1)	(0.6)

Total revenues	2,138.1	100.0	1,461.4	100.0	1,096.3	100.0

Cost of revenues: (1)
IT services	(1,327.1)	(62.1)	(920.0)	(63.0)	(678.1)	(61.9)
BPO	(47.9)	(2.2)	(26.9)	(1.8)	(17.6)	(1.6)
Inter-segment	15.8	0.7	9.3	0.6	6.7	0.6

Total cost of revenues	(1.359.2)	(63.6)	(937.6)	(64.2)	(689.0)	(62.8)

Gross profit:
IT services	767.4	35.9	513.2	35.1	405.4	37.0
BPO	12.7	0.6	11.1	0.8	2.3	0.2
Inter-segment	(1.2)	(0.1)	(0.5)	(0.0)	(0.4)	(0.0)

Total gross profit	778.9	36.4	523.8	35.8	407.3	37.2

Operating expenses:
Selling, general and administrative expenses: (2)
IT services	(354.6)	(16.6)	(219.0)	(15.0)	(176.8)	(16.1)
BPO	(16.8)	(0.8)	(13.7)	(0.9)	(11.2)	(1.0)
Inter-segment	1.2	0.1	0.5	0.0	0.4	0.0

Total selling, general and administrative expenses	(370.2)	(17.3)	(232.2)	(15.9)	(187.6)	(17.1)

Operating income/(loss):
IT services	412.8	19.3	294.2	20.1	228.6	20.9
BPO	(4.1)	(0.2)	(2.6)	(0.2)	(8.9)	(0.8)
Inter-segment	—	—	—	—	—	—

Total operating income	408.7	19.1	291.6	20.0	219.7	20.0

Interest income	67.4	3.2	37.3	2.6	26.3	2.4
Interest expense	(5.1)	(0.2)	(3.6)	(0.2)	(1.3)	(0.1)
Gain on sale of shares in associated companies/ others	—	—	—	—	43.6	4.0
Gain/ (loss) on foreign exchange transactions	(12.0)	(0.6)	(3.3)	(0.2)	0.3	0.0
Gain/ (loss) on foreign exchange forward and option contracts	9.0	0.4	6.2	0.4	(0.8)	(0.1)
Other income/(expense), net	1.8	0.1	—	—	—	—

Income before income taxes and equity in earnings/(losses) of associated companies	469.8	22.0	328.2	22.5	287.8	26.3

Income taxes	(52.9)	(2.5)	(30.6)	(2.1)	(37.7)	(3.4)
Minority interest	—	—	—	—	0.1	0.0
Equity in earnings/(losses) of associated companies, net of taxes	0.1	—	0.8	0.1	(0.8)	(0.1)

Net income	$417.0	19.5	$298.4	20.4	$249.4	22.7

Depreciation	39.7	1.9	32.4	2.2	30.6	2.8

(1)	Inclusive of stock-based compensation expenses of $9.8 million, $12.8 million and $Nil for the years ended March 31, 2008, 2007 and 2006 respectively in the IT services segments

(2)	Inclusive of stock-based compensation expenses of $13.0 million, $2.9 million and $0.8 million for the years ended March 31, 2008, 2007 and 2006 respectively in the IT services segments.

     Comparison of results for fiscal 2008 and fiscal 2007.
Revenues. Our revenues increased by 46.3% to $2,138.1 million in fiscal 2008 from $1,461.4 million in fiscal 2007. This revenue growth of $676.7 million in fiscal 2008 was primarily the result of an increase in business from existing customers. Revenues from existing customers increased by 55.9% to $1,975.9 million in fiscal 2008 from $1,267.3 million in fiscal 2007, the increase being primarily due to new projects/orders from our existing customers. Revenue from new customers amounted to $162.1 million in fiscal 2008 as compared to $194.1 million in fiscal 2007. We added 130 and 138 customers including 12 and 7 from the Fortune Global 500 and Fortune U.S. 500 list in fiscal 2008 and 2007, respectively.
During fiscal 2008, revenues (IT services excluding inter-segment revenues) from consulting and enterprise business solutions increased by $345.1 million, revenues from application development and maintenance increased by $241.7 million and revenue from extended engineering solutions and infrastructure management services, increased by $49.5 million and $24.4 million respectively. In terms of percentage growth in fiscal 2008 over fiscal 2007, revenues from consulting and enterprise solutions has grown by 57.5%, application development and maintenance services has grown by 35.8%, extended engineering solutions and infrastructure management services have grown by 52.9% and 38.3%, respectively.
Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis increased to 68.1% in fiscal 2008 from 61.0% in fiscal 2007. Revenues from IT services provided on a fixed-price basis decreased to 31.9% in fiscal 2008 from 39.0% in fiscal 2007.
The onsite revenues increased to $740.8 million in fiscal 2008 from $545.0 million in fiscal 2007 primarily on account of new engagements in consulting and enterprise business solutions and the need for extensive interactions with customers in the early stages of new engagements to understand their business needs and create the relevant processes before we move the appropriate portion of the work offshore.
Of the total increase of $676.7 million in revenues in fiscal 2008, $361.0 million was due to increased business in the United States, $163.3 million in Europe, $128.2 million in Asia Pacific and $30.9 million in rest of the world which was offset by decrease in business in India by $6.7 million. Our increased business in the United States, Europe and rest of the world was due to additional business from existing customers.
Cost of Revenues. Cost of revenues increased by 45.0% to $1,359.2 million in fiscal 2008 from $937.6 million in fiscal 2007. Cost of revenues represented 63.6% of revenues in fiscal 2008 and 64.2% in fiscal 2007. This increase of $421.6 million was attributable primarily to increases in associate compensation and benefits expenses, traveling expenses, communication expenses, depreciation and other expenses, attributable largely to an overall increase in our business during this period. Associate compensation and benefits expenses increased by 51.3% to $1,097.3 million, or 51.3% of revenues, in fiscal 2008 from $725.2 million, or 49.6% of revenues, in fiscal 2007. The increase in the associate compensation and benefits is due to: (i) the revision of salaries on July 1, 2007 to the associates (ii) an increase in the total number of technical associates by 10,408 to 47,405 as of March 31, 2008 from 36,997 as of March 31, 2007 (iii) an increase in number of onsite technical associates by 2,655 to 9,941 as of March 31, 2008 from 7,286 as of March 31, 2007, to whom we pay a higher compensation. Traveling expenses increased by 29.0% to $106.7 million, or 5.0% of revenues, in fiscal 2008 from $82.7 million or 5.7% of revenues, in fiscal 2007. This increase was primarily due to increase in the number of travels resulting from increase in the number of technical associates. Communication expenses increased by 23.3% to $19.2 million or 0.9% of revenues in fiscal 2008 from $15.6 million, or 1.1% of revenues in fiscal 2007. This increase was primarily due to increase in number of locations of operations, both in India and overseas. Depreciation expense increased by 24.4% to $35.7 million, or 1.7% of revenues, in fiscal 2008 from $28.7 million, or 2.0% of revenues in fiscal 2007. Other expenses comprised mainly of rent, power and fuel and maintenance expenses. Other expenses increased by 24.4% to $90.6 million, or 4.2% of revenues, in fiscal 2008 from $72.8 million, or 5.0% of revenues in fiscal 2007. Stock-based compensation expenses were $9.8 million, or 0.5% of revenues, in fiscal 2008 as compared to $12.8 million, or 0.9% of revenues in fiscal 2007.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by 59.4% to $370.2 million in fiscal 2008 from $232.2 million in fiscal 2007. Selling, general and administrative expenses represented 17.3% of revenues in fiscal 2008 and 15.9% of revenues in fiscal 2007. This increase of $138.0 million in fiscal 2008 was a result primarily of increase in associate compensation and benefits for non-technical associates, communication expenses and traveling expenses. Associate compensation and benefits increased by 53.4% to $197.7 million, or 9.2% of revenues, in fiscal 2008 as compared to $128.9 million or 8.8% of revenues in fiscal 2007 primarily on account of (i) the revision of salaries on July 1, 2007 to the associates. and (ii) an increase in number of non-technical associates by 1,144 to 3,165 as of March 31, 2008 from 2,021 as of March 31, 2007. Professional charges increased by 118.7% to $29.3 million or 1.4% of revenues in fiscal 2008 from $13.4 million or 0.9% of revenues in fiscal 2007, primarily on account of advisory services. Traveling expenses increased by 41.6% to $36.1 million or 1.7% of revenues in fiscal 2008 from $25.5 million or 1.7% of revenues in fiscal 2007. Communication expenses increased by 33.3% to $9.2 million or 0.4% of revenues in fiscal 2008 as compared to $6.9 million or 0.5% of revenues in fiscal 2007. Stock-based compensation expenses increased to $13.0 million, or 0.6% of revenues, in fiscal 2008 from $2.9 million, or 0.2% of revenues in fiscal 2007 due to issue of Restricted Stock Units in January 2007. Marketing expenses increased by 41.1% to $15.8 million or 0.7% of revenues in fiscal 2008 from $11.2 million or 0.8% of revenues in fiscal 2007. Other expenses comprised primarily of power and fuel, rent, marketing, repairs and maintenance and advertisement expenses. Other expenses increased by 60.3% to $68.6 million or 3.2% of revenues in fiscal 2008 from $42.8 million, or 2.9% of revenues in fiscal 2007.
Operating income. Our total operating income was $408.7 million in fiscal 2008, representing an increase of 40.2% over the total operating income of $291.6 million in fiscal 2007. As a percentage of revenues, operating income was 19.1% in fiscal 2008, as compared to 20.0% of revenues in fiscal 2007. This decrease in operating income as a percentage of revenues was primarily due to increase in selling and general administrative expenses from 15.9% of revenues in fiscal 2007 to 17.3% of revenues in fiscal 2008.
Interest income. Interest income increased by 80.7% to $67.4 million in fiscal 2008 from $37.3 million in fiscal 2007. This increase in interest income was primarily due to accrual of interest for full year in fiscal 2008 as against accrual for four months (since December 2006) in fiscal 2007.
Gain/(loss) on foreign exchange transactions. Our revenues generated in U.S. dollars were 71.7% and 74.7% of revenues in fiscal 2008 and 2007, respectively. The average exchange rate of Indian rupee to U.S. dollar in fiscal 2008 was Rs. 40.13 against Rs. 45.11 in fiscal 2007. As at March 31, 2008, the Indian rupee appreciated to Rs. 40.02 against Rs. 43.10 at March 31, 2007. As a result of these fluctuations in exchange rates during fiscal 2008 and fiscal 2007, loss on foreign exchange transactions was $12.0 million in fiscal 2008 as compared to a loss of $3.3 million in fiscal 2007.
Gain/(Loss) on foreign exchange forward and option contracts. Gain on foreign exchange forward and option contracts were $9.0 million in fiscal 2008, as compared to gain on foreign exchange forward and option contracts were $6.2 million in fiscal 2007. The increase in the gain on foreign exchange forward and option contracts is primarily on account of gain on forward and options contracts due to rupee appreciation to Rs. 40.02 as on March 31, 2008 from Rs 43.10 as on March 31, 2007 and Rs.44.48 as on March 31, 2006 and also due to increase in outstanding forward and option contracts by $680.5 million to $1,133.1 million as on March 31, 2008 from $452.6 million as on March 31, 2007.
Income taxes. Income taxes were $52.9 million in fiscal 2008, representing in an increase of 72.9% from $30.6 million in fiscal 2007. The expiry of tax exemption benefit for four of our STP units at the beginning of fiscal 2008 resulted in an increase in income taxes by $24.7 million.
Equity in earnings/(losses) of associated companies, net of taxes. Equity in earnings/(losses) of associated companies was $0.1 million in fiscal 2008 as compared to $0.8 million in fiscal 2007. Equity in earnings/(losses) of Satyam Venture Engineering Services Private Limited, or Satyam Venture, CA Satyam ASP Private Limited, or CA Satyam amounted to $48 thousands and $76 thousands respectively, in fiscal 2008 as compared to $0.6 million and $0.2 million respectively, in fiscal 2007.
Net income. As a result of the foregoing, our net income was $417.0 million in fiscal 2008, representing an increase of 39.7% over our net income of $298.4 million in fiscal 2007. As a percentage of revenues, net income decreased to 19.5% in fiscal 2008 from 20.4% in fiscal 2007.
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
During fiscal 2007, revenues (IT services excluding inter-segment revenues) from consulting and enterprise business solutions increased by $170.5 million, revenues from application development and maintenance increased by $133.7 million and revenue from extended engineering solutions and infrastructure management services, increased by $23.3 million and $22.3 million respectively. In terms of percentage growth in fiscal 2007 over fiscal 2006, revenues from consulting and enterprise solutions has grown by 39.7%, application development and maintenance services has grown by 24.7%, extended engineering solutions and infrastructure management services have grown by 33.2% and 53.6%, respectively.
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
Of the total increase of $365.1 million in total revenues in fiscal 2007, $212.9 million is due to increased business in United States, $70.2 million in Europe, $49.5 million in Asia Pacific, $30.1 million in India and $2.4 million in Rest of the World. Our increased business in United States and Europe was due to new customers and additional business from existing customers.
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
Gain/(Loss) on foreign exchange forward and option contracts. Gain on forward and option contracts were $6.2 million in fiscal 2007, as compared to loss on forward and option contracts of $(0.8) million in fiscal 2006. The gain on foreign exchange forward and option contracts is primarily on account of rupee appreciation to Rs 43.10 as on March 31, 2007 from Rs 44.48 as on March 31, 2006.
Income taxes. Income taxes were $30.6 million in fiscal 2007, representing a decrease of 18.8% from $37.7 million in fiscal 2006. The decrease in income taxes is primarily on account of income taxes on sale of shares in Sify amounting to $7.7 million in fiscal 2006. The expiry of tax exemption benefit for one of our STP unit at the beginning of fiscal 2007 resulted in increase in income taxes by $10.3 million, which is offset by decrease in income of foreign branches primarily on account of rupee appreciation.
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
Liquidity and Capital Resources
Net cash provided by operating activities
Net cash provided by operating activities was $339.1 million, $261.5 million and $162.7 million in fiscal 2008, fiscal 2007 and fiscal 2006 respectively.
In fiscal 2008, non-cash adjustments to reconcile the $417.0 million net income to net cash used in operating activities consisted primarily of depreciation and amortization expense of $41.5 million, stock-based compensation expense of $22.8 million and increase in net accounts receivable and unbilled revenues. Net accounts receivable and unbilled revenues increased by $155.0 million primarily as a result of an increase in our revenues and increase in collection period. Accounts payable and accrued expenses increased by $95.9 million primarily on account of provision for gratuity and unutilized leave by $15.9 million, other accrued expenses by $61.8 million and increase in provision for taxation net of payments by $10.9 million.
In fiscal 2007, non-cash adjustments to reconcile the $298.4 million net income to net cash used in operating activities consisted primarily of depreciation and amortization expense of $33.6 million, stock-based compensation expense of $15.7 million and increase in net accounts receivable and unbilled revenues. Net accounts receivable and unbilled revenues increased by $127.7 million primarily as a result of an increase in our revenues and increase in collection period. Accounts payable and accrued expenses increased by $42.1 million primarily on account of increase in provision for gratuity and unutilized leave by $23.7 million and increase in provision for taxation net of payments by $7.0 million.

In fiscal 2006, non-cash adjustments to reconcile the $249.4 million net income to net cash used in operating activities consisted primarily of depreciation and amortization expense of $31.5 million, gain on sale of investment of $43.6 million and increase in net accounts receivable and unbilled revenues. Net accounts receivable and unbilled revenues increased by $81.9 million primarily as a result of an increase in our revenues. Accounts payable and accrued expenses increased by $37.6 million primarily on account of accrued compensation and benefits of $7.7 million and increase in provision for gratuity and unutilized leave by $5.7 million.
Net cash used in investing activities
Net cash used in investing activities was $156.3 million, $422.7 million and $5.2 million in fiscal 2008, fiscal 2007 and fiscal 2006 respectively.
Net cash used in investing activities in fiscal 2008, decreased by $266.4 million to $156.3 million from $422.7 million in fiscal 2007. This decrease in net cash used in investing activities was primarily due to investments in bank deposits (net of maturity) of $337.6 million made in fiscal 2007 as compared to Nil in fiscal 2008.
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
Net cash used in investing activities in fiscal 2006 decreased by $110.3 million to $5.2 million from $115.5 million in fiscal 2005. This decrease in net cash used in investing activities was primarily due to proceeds from the sale of shares of Sify amounting to $62.3 million, offset by (i) payment of consideration for the acquisition of Citisoft Plc amounting to $12.1 million net of cash acquired,(ii) payment for acquisition of Knowledge Dynamics amounting to $1.6 million net of cash acquired and (iii) increase in purchases of premises, plant and equipment to $54.1 million in fiscal 2006 due to purchase of premises and equipment, primarily infrastructure, computers and other equipment associated with the expansion of new facilities at Bangalore, Chennai, Hyderabad and Visakhapatnam.
Net cash used in financing activities
Net cash provided by/(used in) financing activities was $(54.6) million, $16.1 million and $6.1 million in fiscal 2008, fiscal 2007 and fiscal 2006, respectively.
Net cash provided by/(used in) financing activities in fiscal 2008, increased by $(70.7) million to $(54.6) million from $16.1 million in fiscal 2007. This increase in net cash used in financing activities was primarily due to cash dividends paid amounting to $68.3 million in fiscal 2008 as compared to $56.7 million in fiscal 2007 and due to redemption of preferred stock of subsidiary for $13.8 million in fiscal 2008. We also used cash in repayment of loans amounting to $15.2 million. This increase in net cash used in financing activities was offset by cash received from short-term debt by Satyam BPO of $26.7 million.
Net cash provided by financing activities in fiscal 2007, increased by $10.0 million to $16.1 million from $6.1 million in fiscal 2006. We received cash from exercise of associate stock options (including shares subscribed but unissued) of $66.2 million, $10.9 million from short term debt by Satyam BPO and $4.3 million from long term debts by Satyam BPO. We used cash in repayment of loans amounting to $8.6 million. Cash dividends paid amounted to $56.7 million in fiscal 2007.
Net cash provided by/(used in) financing activities in fiscal 2006, increased by $19.0 million to $6.1 million from $(12.9) million in fiscal 2005. We received cash from exercise of associate stock options (including shares subscribed but unissued) of $31.4 million, $3.6 million from short term debt and $16.3 million from long term debts by Satyam BPO. We used cash in repayment of loans amounting to $3.9 million. Cash dividends paid amounted to $41.3 million in fiscal 2006.
As of March 31, 2008, we had cash and cash equivalents of $290.5 million, U.S. dollar denominated loans of Satyam BPO amounting to $21.2 million, short-term borrowings of Satyam BPO amounting to $26.9 million and hire purchase loans amounting to $6.0 million with maturities ranging from one to three years. As of March 31, 2008, we had an unused lines of credit of $35.0 million from banks.

The following table describes our outstanding credit facilities as of March 31, 2008

		Amount	Interest	Computation
Loan Type	Lenders	outstanding	(per annum)	method
	(dollars in millions)
Working capital term loan	BNP Paribas	10.7	6 month LIBOR +0.95%	Floating
External commercial borrowing	BNP Paribas	10.5	6 month LIBOR +0.95%	Floating
Overdraft facility	BNP Paribas	26.9	6 month LIBOR +0.25%	Floating
Other loans	Various other parties	6.0	3.0%-14.5%	Fixed

Total		54.1

We have incurred capital expenditure of $96.7 million in fiscal 2008 and we anticipate capital expenditure of approximately $125.0 million in fiscal 2009, primarily to finance construction of new facilities in our offshore centers, expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.
The following table sets forth our contractual obligations and commitments to make future payments as of March 31, 2008. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations.

	Payments due as at March 31, 2008,
	Within 1	1-3	3-5	After 5
	Year	Years	Years	Years	Total
	(dollars in millions)
Long-term debt	19.0	8.0	0.2	—	27.2
Operating leases	17.5	33.9	34.0	13.4	98.8
Unconditional purchase obligations:
Other commercial commitments	101.0	—	—	—	101.0
Bank guarantees	9.3	2.9	8.2	5.6	26.0
Gratuity Plan	3.7	10.3	14.1	27.5	55.6
Knowledge Dynamics deferred and earn-out consideration (1)	0.7	—	—	—	0.7
Nitor deferred and earn-out consideration (2)	1.0	1.6	—	—	2.6

Total contractual cash obligations.	152.2	56.7	56.5	46.5	311.9

(1)	Earn-out consideration of Knowledge Dynamics is based on certain conditions.

(2)	Earn-out consideration of Nitor is based on certain conditions.
Based on past performance and current expectations, we believe that our cash and cash equivalents and cash generated from operations will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments and other liquidity requirements associated with our existing operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.
Stock-based Compensation
Effective April 1, 2006, Satyam adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share-Based Payment,” utilizing the modified prospective method. SFAS 123R requires the recognition of stock-based compensation expense in the consolidated financial statements for awards of equity instruments to employees based on the grant-date fair value of those awards, estimated in accordance with the provisions of SFAS 123R. Satyam recognizes these compensation costs as the stock options vest consistent with the vesting schedule of the stock options. Prior to the adoption of SFAS 123R, Satyam followed the intrinsic value method to account for its employee stock option plans in accordance with the recognition and measurement principles of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and Related Interpretations (“APB 25”), as allowed by SFAS 123 and as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. Satyam historically reported pro forma results under the disclosure-only provisions of SFAS 123.

Under the modified prospective method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), are recognized in net income in the periods after the date of adoption. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.
We have five associate stock option plans. See “Item 6. Directors, Senior Management and Employees — Employee Benefit Plans”.
Satyam’s Consolidated Financial Statements as of and for the year ended March 31, 2008 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect and do not include, the impact of SFAS 123R. As required by SFAS 123(R), management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. Upon adoption of SFAS 123R, Satyam had no cumulative adjustment on account of expected forfeitures for stock-based awards granted prior to April 1, 2006. During the year ended March 31, 2008, Satyam recorded stock-based compensation related to stock options of $22.8 million on a graded vesting basis for all unvested options granted prior to and options granted after the adoption of SFAS 123R. As of March 31, 2008, there was $19.3 million of unrecognized compensation cost related to unvested options which is expected to be recognized over a weighted average period of 0.88 years.
The fair value of each option award is estimated on the date of grant using the Black Scholes option-pricing model. The following table gives the weighted-average assumptions used to determine fair value:

Year ended March 31, 2008
Dividend yield	0.78%
Expected volatility	57%
Risk-free interest rate	8%
Expected term (in years)	2.51
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
Effect of recently issued accounting pronouncements
In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective from fiscal year beginning on April 1, 2008 to Satyam. Satyam is in the process of evaluating the impact SFAS 157 will have on the financial position, results of operations, liquidity and its related disclosures.
In February 2007, the FASB issued FASB Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective from fiscal year beginning on April 1, 2008 to Satyam. Satyam is in the process of evaluating the impact SFAS 159 will have on the financial position, results of operations, liquidity and its related disclosures.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaced SFAS 141. SFAS 141R retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. This Statement applies to Satyam prospectively to business combinations for which the acquisition date is on or after April 1, 2009. Early adoption of SFAS 141R is prohibited. Satyam will adopt this statement in fiscal year 2009 and its effect on future periods will depend on the nature and significance of any acquisitions that are subject to this statement.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective from fiscal year beginning on April 1, 2009 to Satyam. Satyam does not expect the adoption of this statement to have a material effect on the consolidated financials statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable location of important information about derivative instruments. SFAS 161 is effective from year ending March 31, 2009 to Satyam. Satyam is in the process of evaluating the impact SFAS 161 will have on the disclosures.
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

Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements; require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on proportional performance basis, with revisions to estimates reflected in the period in which changes become known. The use of the proportional performance basis reflects the pattern in which the obligations to the customer are fulfilled. We have used an input-based approach since the input measures are a reasonable surrogate for output measures. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.
We believe that the proportional performance basis is appropriate for revenue recognition as our revenues are earned as services are provided over the contractual term of the arrangement by rendering services to create a specific deliverable or as maintenance services are provided. In determining whether delivery has occurred, we pay careful attention to the terms of the arrangement, specifically our’s and the customer’s rights and obligations. The use of the proportional performance basis reflects the pattern in which the obligations to the customer are fulfilled. We have used an input-based approach since the input measures are a reasonable surrogate for output measures. Our method to measure progress-to-completion on our contracts best approximates progress-to-completion as:
▪	We have established a direct relationship between units of input and productivity.

▪	We evaluate each contract and apply judgment to ensure the existence of a relationship between efforts expended and productivity.

▪	We periodically ensure that no inefficiencies exist between the input and productivity and that the incurrence of an input results in progress-to-completion.

▪	We periodically review and confirm by alternative measures the acceptability of the results provided by the input measures with the output measures.
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
In respect of the customer sign-offs in our arrangements:

▪	we do not have any arrangements where services / deliverables are for trial or evaluation purposes and we do not grant a right of return / exchange;

▪	the fees for these contracts are fixed and non refundable and delivery occurs on a prorate basis as the services are rendered. The customer sign-off rights are generally identical to those granted to all others within the same class of customer and for which satisfaction can be generally assured without consideration of conditions specific to the customer;

▪	we are able to objectively demonstrate that the deliverables meet the specified criteria and that these provisions are not different from general or specific warranties and accordingly should be accounted for as warranties in accordance with FAS 5, Accounting for Contingencies. We are able to reliably estimate the related warranty costs based on a demonstrated history of substantially similar transactions; and

▪	no uncertainty exists about customer acceptance once the services have been rendered. We are able to reliably demonstrate that the criteria specified in the acceptance provisions and all other revenue recognition criteria are met prior to formal customer sign-off. We believe that we would be successful in enforcing a claim for payment even in the absence of formal sign-off.
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
We assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:
▪	significant underperformance relative to expected historical or projected future operating results;

▪	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

▪	significant negative industry or economic trends;

▪	significant decline in our stock price for a sustained period; and

▪	our market capitalization relative to net book value.
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
We performed an annual impairment review of goodwill in 2006, 2007 and 2008, based on these tests there is no impairment of goodwill. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.
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

Exchange Rates
The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	Month end	Average	High	Low
	(Rupees)
April-2006	44.86	44.82	45.09	44.39
May-2006	46.22	45.20	46.22	44.69
June-2006	45.87	45.89	46.25	45.50
July-2006	46.49	46.37	46.83	45.84
August-2006	46.43	46.45	46.61	46.32
September-2006	45.95	46.01	46.38	45.74
October-2006	44.90	45.36	45.97	44.90
November-2006	44.59	44.73	45.26	44.46
December-2006	44.11	44.48	44.70	44.11
January-2007	44.07	44.21	44.49	44.07
February-2007	44.08	44.02	44.21	43.87
March-2007	43.10	43.79	44.43	42.78
April-2007	41.04	42.02	43.05	40.56
May-2007	40.36	40.57	41.04	40.14
June-2007	40.58	40.59	40.90	40.27
July-2007	40.18	40.27	40.42	40.12
August-2007	40.63	40.68	41.15	40.25
September-2007	39.75	40.17	40.81	39.50
October-2007	39.26	39.37	39.72	38.48
November-2007	39.52	39.33	39.68	39.11
December-2007	39.41	39.38	39.55	39.29
January-2008	39.31	39.27	39.55	39.13
February-2008	39.96	39.67	40.11	39.12
March-2008	40.02	40.15	40.46	39.76
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
We enter into foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S. dollars. We enter into foreign exchange forward and options contracts where the counter party is generally a bank. We consider the risks of non-performance by the counter party as non-material. These contracts mature between one and twenty seven months. These contracts do not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS 133”). Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings.

The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

	As at March 31,
	2008	2007	2006
	Amount	Amount	Amount
	(dollars in millions)
Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	$395.7	$100.0	$79.0
Options contracts	737.4	352.6	137.0

Total	$1,133.1	$452.6	$216.0

Gains/(loss) on outstanding contracts:
Forward contracts	$(0.7)	$2.1	$0.4
Options contracts	(1.6)	2.4	(1.8)

Total	$(2.3)	$4.5	$(1.4)

Gains/(losses) on foreign exchange forward and options contracts included in the statement of income and are as stated below:

	Year ended March 31,
	2008	2007	2006
	Amount	Amount	Amount
	(dollars in millions)

Forward contracts	$5.4	$2.6	$0.8
Options contracts	3.6	3.6	(1.6)

Total	$9.0	$6.2	$(0.8)

Off-Balance Sheet Arrangements
We currently do not engage in any off-balance sheet arrangements.
Foreign Currency Transactions/ Translation
During fiscal 2008, 2007 and 2006, 71.7% 74.7% and 77.6%, respectively, of our total revenues were generated in U.S. dollars. A significant amount of our expenses were incurred in Indian rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, U.S. dollar, Pound Sterling, Singapore Dollar and Renminbi are the functional currencies of our foreign subsidiaries located in the United States, United Kingdom, Singapore and China respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders’ equity.
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
The average exchange rate of rupee to U.S. dollar in fiscal 2008 was Rs. 40.13 against Rs. 45.11 in fiscal 2007. As at March 31, 2008, the rupee appreciated to Rs. 40.02 against Rs. 43.10 as at March 31, 2007. As at March 31, 2007, the rupee appreciated to Rs. 43.10 against Rs. 44.48 as at March 31, 2006. As a result, loss on foreign exchange transactions was $12.0 million in fiscal 2008 as compared to a loss of $3.3 million in fiscal 2007.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
The following table sets forth the name, age, and position of each of our directors and key management personnel of Satyam, as of March 31, 2008:
Directors

Name	Age	Position
B. Ramalinga Raju	52	Chairman
B. Rama Raju	48	Managing Director and Chief Executive Officer(3)
Ram Mynampati	51	President & Whole Time Director
Dr. Mangalam Srinivasan	69	Director(1)(2)
Krishna G. Palepu	53	Director
Vinod K. Dham	57	Director(2)
M. Rammohan Rao	66	Director(1)(2)
T.R. Prasad	66	Director(1)(3)
V.S. Raju	67	Director(1)(2)(3)
Key Management Personnel (4)

Name	Age	Position

Anand T R	52	Director and Senior Vice President, Vertical Business Unit — TIMES
Hetzel Folden	52	Head — Global Strategic Deals Group
Jayaraman G	52	Global Head — Corporate Governance and Company Secretary
Joseph Lagioia	55	Senior Vice President and Global Head of Consulting and Enterprise Solutions
Keshab Panda	49	Head — Europe Operations
Manish Sukhlal Mehta	51	Global Head — Horizontal Competency Unit — SAP, Engineering & Spatial Services
Srinidhi Sharma	48	Global Head — Infrastructure Management Services
Shailesh Shah	47	Head — Corporate Strategy Group
Srinivas V	48	Chief Financial Officer
Subramanian D	48	Director and Senior Vice President — Vertical Business Unit — Manufacturing,
		Automotive, Energy, Oil and Gas and Utilities
TSK Murthy	54	Global Head, Senior Vice President, Integrated Engineering Solutions
Vijay Prasad Boddupalli	56	Director and Senior Vice President — Horizontal Competency Unit — Enterprise
		Applications and Business Intelligence Solutions
Virender Aggarwal	47	Director and Senior Vice President — Regional Business Unit-India, Middle East,
		Africa & Asia Pacific

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Investors’ Grievance Committee

(4)	Directors listed under key management personnel are directors of business/support units and not members of our board of directors.

B. Ramalinga Raju has been on our Board of directors since our inception in 1987. Prior to becoming the Chairman in 1995, he was the Vice Chairman of the Satyam Corporate Group. Mr. Ramalinga Raju also sits on the board of directors of Satyam BPO. Mr. Raju founded Satyam Computer Services in 1987 and has been instrumental in developing Satyam into one of the top Indian IT services company. Among the many awards received by him, Mr. Raju was awarded the “Corporate Citizen of the Year” award during the Asian Business Leadership Summit held in Hong Kong in 2002. He was also named as the “IT Man of the Year” by Dataquest in 2001 and was conferred the “Entrepreneur of the Year Award” by Ernst & Young, India in 2007. Mr. Ramalinga Raju holds a Master of Business Administration degree from Ohio University and has attended the Advanced Management Program conducted by Harvard Business School.
B. Rama Raju has been on our board of directors since our inception in 1987. He became the Managing Director and Chief Executive Officer in 1991. Prior to joining our company, he was a director of Maytas Infra Limited. Mr. Rama Raju also sits on the board of directors of Satyam BPO and Satyam Venture Engineering Services Private Limited. Mr. Rama Raju holds a Master of Economics degree from Loyola College, Chennai and a Master of Business Administration degree from Loredo State University, Texas. He has also attended the Advanced Management Program conducted by Harvard Business School. Mr. Rama Raju is the younger brother of Mr. Ramalinga Raju, the Chairman of the company.
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
Dr. Mangalam Srinivasan was appointed to our board of directors in July 1991 as an independent director. She is a management consultant and a visiting professor at several U.S. universities. Dr. Mangalam Srinivasan holds a Ph.D. in technology from George Washington University, a Master of Business Administration degree (international finance and organization) from the University of Hawaii, a Master of Arts degree (English) from Presidency College, Madras University and was an Advanced Special Scholar (astronomy and physics) at the University of Maryland. Currently, Dr. Mangalam Srinivasan is an advisor to the Kennedy School of Government, Harvard University, Massachusetts where she is a distinguished fellow. She is a member of the board of directors of Technology Frontiers (I) Pvt Ltd.
Prof. Krishna G. Palepu was appointed to our board of directors on January 23, 2003 as an independent director. Professor Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School, where he also holds the title of Senior Associate Dean, Director of Research. Professor Palepu joined the Harvard Business School faculty in 1983. He graduated with a Masters degree in Physics from Andhra University and holds a Master of Business Administration degree from the Indian Institute of Management, and a Ph.D. from the Massachusetts Institute of Technology. Professor Palepu serves as consultant to a wide variety of businesses, and is on the boards of Dr. Reddy’s Laboratories Limited and Brooks Automation.
Vinod K. Dham was appointed to our board of directors on January 23, 2003 as an independent director. Mr. Dham is Vice President and General Manager, Carrier Access Business Unit, of Broadcom Corporation. Prior to this, he was the Chairman, President and Chief Executive Officer of Silicon Spice Inc., which was acquired by Broadcom Corporation. Mr. Dham obtained his Bachelor’s degree in Electrical Engineering (electronics) from the University of Delhi and received his Master degree in Electrical Engineering (solid state) from the University of Cincinnati. He held the positions of Vice President of Intel Corporation’s Microprocessor Products Group and General Manager of the Pentium Processor Division. Mr. Dham is also a director of NewPath Ventures LLC, NEA — IndoUS Ventures LLC, Sasken Communication Technologies Limited, Nevis Networks Inc., Telsima Corporation Inc, Insilica, Montalvo Systems and Telsima Communications Pvt. Ltd.
Prof. M Rammohan Rao, Dean, Indian School of Business was appointed to our board of directors on July 29, 2005 as an independent director. Mr. Rao is recognized internationally for his research and teaching capabilities. As a Research Fellow, Mr. Rao was associated with the International Institute of Management, Science Center, Berlin, Germany, and the International Center for Management Sciences, Center for Operations Research and Econometrics, University Catholique de Louvain, Belgium. He has also conducted research at the Operations Research Group, United States Steel Corporation, Applied Research Laboratory, Monroeville, Pennsylvania. Mr. Rao has a PhD in Industrial Administration from the Graduate School of Industrial Administration, Carnegie-Mellon University, Pittsburgh, Pennsylvania, USA. He has completed two Masters Degrees — Master of

Science in Industrial Administration, Carnegie-Mellon University, Pittsburgh, Pennsylvania, and Master of Engineering (Industrial), Cornell University, New York. Mr. Rao has won several prestigious awards conferred on him by leading institutions across the world. Mr. Rao also sits on the Boards of Krishna Fabrications Pvt. Ltd., MosChip Semiconductor Technology Ltd., APIDC Venture Capital, Bharat Electronics Limited and Mazagon Docks Limited.
T.R. Prasad was appointed to our board of directors in April 2007 as an independent director. He was a member of the Indian Administrative Services. He was the Cabinet Secretary, Government of India and was also a member of the Finance Commission of India. Prior to this, he held the following positions: Defence Secretary, Government of India; Secretary, Industrial Policy and Promotion, Ministry of Industry; Chairman, Foreign Investment Promotion Board; Secretary, Heavy Industry and Chairman, Maruti Udyog Ltd. Mr. Prasad holds a Master’s degree in Physics (Electronics) from Banaras University and is a lifetime fellow of the Institute of Engineers (FIE). He is also a member of the board of directors of TVS Motors Company Ltd., Suven Life Sciences Ltd., Taj GVK Hotels and Resorts Ltd., Nelcast Ltd., GMR Infrastructure Company Ltd., Indofil Organic Industries Ltd, Pipavav Shipyard Ltd and Delhi International Airport Pvt Ltd.
Prof. V. S. Raju was appointed to our board of directors in April 2007 as an independent director. He is the Chairman of the Naval Research Board, Defense Research and Development Organization, Government of India. Prior to this, he was the Director of the Indian Institute of Technology, Delhi and was a professor and Dean at the Indian Institute of Technology, Madras. During his over 40 year’s academic career, he interacted extensively with the IT industry as a consultant, and at a policy level promoted Industry-Academia collaboration. Mr. Raju holds a Bachelor’s and a Master’s degree in engineering from Andhra University and Indian Institute of Science, respectively and a Doctorate in engineering from the University of Karlsruhe, Germany. He is also a member of the board of directors of Kaytee Switchgear Ltd, Nagarjuna Construction Company Ltd and Centre for Fly Ash Research and Management (C-FARM).
Anand T.R. has been our Director and Senior Vice President, Vertical Business Unit of the Telecom, Infrastructure, Media & Entertainment, and Semiconductors (TIMES) business unit since April 2004. Prior to this, he was the Chief Operating Officer of the Telecom Business Unit. During 2001 - 2002 he was the chairperson of Satyam, Japan. Prior to joining our company, he was the Country General Manager — e-Business and Cross Industry Solutions at IBM Global Services, India. He started his career at Tata Consultancy Services and later worked at the Groupe Bull subsidiary in India for eleven years. Mr. Anand holds a bachelor degree in electronics engineering from the University Visvesvaraya College of Engineering, Bangalore, and a post- graduate diploma in Business Management (with specialization in Information Systems) from the Indian Institute of Management, Ahmedabad.
Hetzel Wayne Folden has been our Head — Global Strategic Deals Group. He is responsible for working with Satyam’s business units to deliver solutions to meet customer’s objectives. He joined Satyam in September 2005 and prior to joining our company, he was with CSC as Director of New Business Finance from November 2000 to September 2005. Spanning his 30 year career, Mr. Hetzel has worked with organisations like General Motors, Hughes Electronics, Raytheon and CSC in supply chain, contracts, finance and program management. Mr. Hetzel holds a bachelors degree in Industrial Management from General Motors Institute, Masters degree in Business Administration from Indiana University. Mr. Hetzel had completed various executive management training courses including six sigma at Hughes and Strategic Business Management at the University of Pennsylvania.
Jayaraman G. has been our Global Head — Corporate Governance and Company Secretary from 2007. From April 2005 to 2007, he was Sr.Vice President, Corporate Governance and Company Secretary and from October 2000 to April 2005 he was Vice President — Corporate Affairs and Company Secretary. Prior to joining our company, he was with Samrat Spinner Limited as Director (Finance) and Company Secretary. Mr. Jayaraman holds a Bachelor of Science degree from University of Madras, is a fellow member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India. He is also an fellow member of the Institute of Company Secretaries of India.
Joseph J Lagioia has been our Global Head, Senior Vice President — Consulting and Enterprise Solutions. He joined Satyam in July 2007 and prior to joining our company, he was running his own company, The Tnemara Group, from December 2006 to June 2007 which was focused on working with Boards to improve their IT Governance models and provide appropriate levels of executive support to the office of the CIO. Before that Mr. Joseph with KPMG from December 1996 to November 2006. During his 30 years of experience, his senior postings were with Ernst & Young, Oracle Corporation, KPMG and BearingPoinnt as Managing Partner, Global Partner-in-Charge, Senior Vice President and Regional Vice President. Mr. Joseph holds a bachelors degree in Science and Masters degree in Administration from the University of Maryland.

Keshab Panda has been Head of Satyam Europe Operations since April 2004. He is also the Chief Executive Officer of Satyam Technologies Inc, a wholly owned subsidiary of Satyam and additionally manages multiple strategic relationships with our key customers as well. Prior to this, as a veteran of the Indian Space Research Organization (ISRO) Satellite Centre, he played an important role with the design of India’s indigenous communications satellite, INSAT II Satellite and the Defence Research Development Organization (DRDO) in various capacities. He is also a director of Satyam Technologies, Inc.
Manish Sukhlal Mehta has been our Global Head — Horizontal Competency Unit — SAP, Engineering & Spatial Services, since April 2004. Prior to his current role, he was responsible for building our automotive practice. Mr. Mehta also played a key role in establishing the Manufacturing Business Unit in Satyam. He also established a Strategic Business Unit for Banking & Finance and managed it successfully as a profit center. Prior to joining our company, Mr. Mehta was heading the business operations of Datamatics in Chennai. He began his career with Tata Consultancy Services Limited, where he served for 15 years in various positions. Mr. Mehta holds a Masters in Science (Hons.) — Chemistry, and a Masters in Engineering — Industrial Development from the Birla Institute of Technology & Science (BITS), Pilani. He is also a director of Satyam Computer Services (Shanghai) Co. Limited.
Shailesh Shah has been our Head — Corporate Strategy since September, 2004. Mr. Shah’s last employment was with Watson Wyatt (India), as its Managing Director. Spanning his 20 year career, Mr. Shah has worked with organizations like Price Waterhouse, The Strategy Consulting Group and the Hay Group. Mr. Shah holds a Bachelors degree in Mechanical Engineering from Bangalore University, a Masters in Science Industrial Engineering & Operations Research from Syracuse University and a Master of Business Administration degree from Drexel University, United States. He is also a director of Citisoft Plc.
Sreenidhi Sharma has been our Global Head, Senior Vice President — Infrastructure Management Services since February 2006. Mr. Sharmas’ last employment was with Unisys, USA from July 2002 to February 2006 where he was Vice President and managing Partner. Spanning his 20 year career, Mr. Sharma worked with organisations like Nortel Networks, Compaq Computers, US and Digital Equipment Corporation. Mr. Sharma holds a Bachelors degree in Science from Osmania University, Hyderabad, Masters in Science from University of Texas, Certificate of Special Study in Business Management from Harvard University. He is also a graduate of Executive Management programs at the Harvard Business School and the University of California, Berkeley
Srinivas V. has been our Director, Senior Vice President and Chief Financial Officer since October 2002. He was our Senior Vice President and Chief Financial Officer since November 2000 and as Vice President and Chief Financial Officer from 1998. Mr. Srinivas is a fellow member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. He is also an associate member of the Institute of Cost and Works Accountants of India. In addition, he holds a Bachelor of Law degree and a Master of Commerce degree from Osmania University, Hyderabad. He is also a director of Satyam BPO and Satyam Computer Services (Shanghai) Co. Limited.
Subramanian D. has been our Director since October 2002. He is also Director and Senior Vice President — Vertical Business Unit — Manufacturing, Automotive, Energy, Oil and Gas and Utilities since April 2004. He was Senior Vice President — SAP — Manufacturing and Engineering practices since October 2002 and Vice President — SAP since joining our company in 1999. Mr. Subramanian graduated with a Master of Business Administration degree from Annamalai University, Tamil Nadu and is an associate member of the Institute of Cost and Works Accountants of India. He is also a director of CA Satyam ASP Pvt Ltd.
Dr. T S K Murthy has been our Global Head, Senior Vice President, Integrated Engineering Solutions. Prior to this he was Vice President of the GE C&I—IDC business unit. He joined Satyam in April 2001 and prior to joining Satyam, Dr. Murthy was the Chief of operations, Asst. Vice President in Satyam—Venture Engineering Services, Hyderabad, a joint venture between Satyam and Venture Engineering Services, from August 2000 to March 2001. During his career, he worked with organisations like DSQ Software Ltd, Chennai as Principal Consultant, Technical Applications Group and ISRO Satellite Centre, Bangalore as Division Head, Structures Division, Scientist / Engineer — “SF”. Dr. Murthy holds a Master’s degree in Aerospace Technology and a Doctorate in Mechanical Engineering—Dynamics from Indian Institute of Science, Bangalore.
Vijay Prasad Boddupalli has been our Director and Senior Vice President — Horizontal Competency Unit — EABIS (Enterprise Applications and Business Intelligence Solutions) business unit since April 2004. Prior to joining our company in 1996 Mr. Boddupalli worked in the United States and Australia. He started his career with Tata Consulting Services Limited, during which time he worked with American Express in the United Kingdom, Slavenburg’s bank in the Netherlands, New Zealand Post Office in New Zealand. Mr. Boddupalli has a Bachelor degree of Technology in Electronics & Communications Engineering, from Regional Engineering College, Warangal and a Masters degree of Technology in Computer Science from Indian Institute of Technology, Bombay. He is also a director of CA Satyam ASP Pvt Ltd and Knowledge Dynamics Pvt. Ltd.

Virender Aggarwal is our Director and Senior Vice President — Regional Business Unit — APAC-MEIA territories (Asia Pacific, Middle East, India and Africa) since April, 2004. He is responsible for management of business and delivery operations, which include the development centers across China, Australia, Malaysia, Singapore, Middle East and Japan. Prior to joining Satyam, Mr. Aggarwal was the head of a large Indian Software and Training Company operating out of Singapore. Mr. Aggarwal has completed his Masters in Management from BITS, Pilani and has more than 18 years’ experience, including eight years in general management positions. Mr. Aggarwal’s other assignments included working for management consultancy firm — AF Ferguson and Co in India, and various positions of responsibility in other organizations in the field of IT consulting. He is also a director of Satyam Computer Services (Shanghai) Co. Limited and Knowledge Dynamics Pvt. Ltd.
Compensation of Directors and Key Management Personnel
Under the Companies Act, our shareholders must approve the salary, bonus and benefits of all executive directors at an annual general meeting of shareholders. At our general meeting held on July 23, 2004, our shareholders approved the employment terms and conditions for each of our executive directors including monthly salary, benefits, medical reimbursement and pension fund contributions. These terms are made for a five-year period. The employment term of Mr. B. Ramalinga Raju, the chairman of our Board of directors, and Mr. Rama Raju, our managing director and chief executive officer, were renewed for a period of five years with effect from April 1, 2004.
The following table sets forth all compensation awarded to, earned by or paid to Mr. B. Rama Raju, our managing director and chief executive officer, during fiscal 2008 for services rendered in all capacities to us. Mr. Raju was appointed as managing director and chief executive officer of our company in 1991. The total remuneration received by our executive officers and directors for their services to us for the fiscal year ended March 31, 2008 was $5.8 million. The total remuneration and the amounts in the following table are in dollars based on the noon buying rate of Rs. 40.02 per dollar on March 31, 2008.
At our general meeting held on July 25, 2003, our shareholders approved the payment of remuneration to our non-executive directors by way of commission. There are no loans to, or guarantees in favor of, directors or key management personnel as on March 31, 2008.
Annual Compensation

			$ in millions
Name and Principal Position	Salary	Bonus	Others (1)
B. Rama Raju, Managing Director and Chief Executive Officer	$0.09	—	$0.02

(1)	Includes membership fees and housing allowance.
Option Grants
During the fiscal year ended March 31, 2008, we granted options to our key managerial personnel to purchase an aggregate 15,000 ADSs under our ASOP — RSUs (ADS). The expiration dates for these options range from July 21, 2013 to July 21, 2016. The exercise price for the options was the U.S. dollar equivalent to Rs. 4.
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
Our ASOP and ESOP Plans
We have five associate stock option plans: our Associate Stock Option Plan, or ASOP, established in May 1998; our Associated Stock Option Plan B, or ASOP B, established in May 1999; our Associated Stock Option Plan ADS, or ASOP ADS, established in May 1999; our Associate Stock Option Restricted Stock Units or ASOP RSUs and our Associate Stock Option Restricted Stock Units ADS or ASOP RSUs ADS established in October 2006. We also have the Employee Stock Option Plan, or ESOP, established by Satyam BPO in April 2004.

ASOP
In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 26,000,000 shares, as adjusted to eligible associates. Satyam Computer Services issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999, the SC- Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. The warrants vest immediately or vest over a period ranging from one to three years. Upon vesting, associates have 30 days in which to exercise these warrants. As of March 31, 2008, warrants (net of lapsed and cancelled) to purchase 23,829,720 equity shares have been granted to associates pursuant to ASOP since inception.
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
ASOP B
In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved options for 83,454,280 shares to be issued to eligible associates with the intention to issue the options at the market price of the underlying equity shares on the date of the grant. These options vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these options. As of March 31, 2008, options (net of lapsed and cancelled) to purchase 53,114,071 equity shares have been granted to associates under this plan since inception.
The ASOP B is substantially similar to the ASOP and is administered by a committee of our board of directors. The SEBI guidelines define the exercise price as the price payable by the employee for exercising the option granted to him in pursuance of the stock option plan. In determining the exercise price, we opted for the higher of the following: (a) the closing price of the shares on the date of the meeting of the Compensation Committee convened to grant the stock options, on the stock exchange where highest volumes are traded; or (b) the average of the two weeks high and low price of the share preceding the date of grant of option on the stock exchange on which the shares of the company are listed. As of March 31, 2008, options (net of lapsed and cancelled) to purchase 53,114,071 equity shares have been granted to associates under this plan since inception.
ASOP ADS
In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 5,149,330 ADSs (10,298,660 shares) to be issued to eligible associates with the intention to issue the options at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These options vest over a period of 1-10 years from the grant date. As of March 31, 2008, options (net of lapsed and cancelled) for 3,178,352 ADSs representing 6,356,696 equity shares have been granted to associates under the ASOP ADS since inception.
Under ASOP ADS, we periodically issue grants to eligible associates to purchase ADSs. The warrants issued under ASOP ADS can be granted at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant. As of March 31, 2008, warrants (net of forfeited and cancelled) for 3,178,352 ADSs representing 6,356,696 equity shares have been granted to associates under the ASOP ADS, and warrants to purchase 18,95,230 ADSs representing 3,790,460 equity shares have been exercised.

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
Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)
In January 2007, Satyam Computer Services established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. ASOP RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these options. As of March 31, 2008, options for 3,270,651 shares have been granted under the ASOP — RSUs.
Associate Stock Option Plan — RSUs (ADS) (ASOP — RSUs(ADS))
In January 2007, Satyam Computer Services has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these options. As of March 31, 2008, options for 257,437 ADS representing 514,870 shares have been granted under the ASOP — RSUs (ADS).
Satyam BPO ESOP
In April 2004, Satyam BPO (formerly known as Nipuna) established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options are granted at fair value as determined by an independent valuer as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant. As of March 31, 2008, options (net of forfeited and cancelled) for 998,702 equity shares have been granted to associates under the Satyam BPO ESOP, and 358,952 options to purchase equity shares have been exercised.
Board Practices
Board Composition
Our Articles of Association set the minimum number of directors at three and the maximum number of directors at 12. We currently have nine directors. The Companies Act and our Articles of Association require the following:
•	at least two-thirds of our directors shall be subject to retirement; and

•	in any given year, at least one-third of these directors who are subject to retirement shall retire and be eligible for re-election at the annual meeting of our shareholders.
B. Ramalinga Raju, B. Rama Raju and Ram Mynampati are permanent directors and are not subject to retirement by rotation. Dr. Mangalam Srinivasan, Krishna G. Palepu, Vinod K. Dham, M Rammohan Rao, T.R. Prasad and V.S.Raju are the directors who are scheduled to retire by rotation.
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
Directors Compensation
Our Articles of Association provides that each of our directors shall receive a sitting fee not exceeding the maximum amount allowed under the Companies Act. Currently, our directors receive Rs.10,000 for every board or committee meeting. In addition, Independent directors receive compensation by way of commission for their service on our board of directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings. In addition, special remuneration is paid to Prof. Krishna G Palepu for his professional services in his capacity as a non-executive director of our company in the amount of $0.2 million per fiscal.
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
Share Ownership
The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2008 by each of our directors and all of our directors and executive officers as a group. The table gives effect to equity shares issuable within 60 days of March 31, 2008 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

	Equity Shares / (ADS)
	Beneficially Owned
Beneficial Owner	Number	Percent
B. Rama Raju	0 (1)(2)	0.00
B. Ramalinga Raju	0 (2)	0.00
Ram Mynampati	1,140,576	0.17
Dr. Mangalam Srinivasan	(1,250)	—
Krishna G Palepu	(1,250)	—
Vinod K Dham	(1,250)	—
M Rammohan Rao	2,500	—
T.R. Prasad	—	—
V.S. Raju	—	—
All directors and executive officers as a group	3,075,016	0.46

(1)	Includes 1,000 equity shares held by B. Rama Raju’s wife, B. Radha Raju. B. Rama Raju disclaims beneficial ownership of any equity shares held by B. Radha Raju.

(2)	B. Ramalinga Raju and B. Rama Raju control SRSR Holdings Private Limited, which holds approximately 8.3% of our outstanding equity shares as of March 31, 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Share Ownership
The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of March 31, 2008 by all persons who are known to us to own five percent (5%) or more of the outstanding shares of Common Stock.
Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 31, 2008. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 670,479,293 equity shares outstanding as of March 31, 2008.
As of March 31, 2008, 1,521,168 of our equity shares, representing 0.2% of our outstanding shares, were held by a total of 375 holders of record with addresses in the United States. As of March 31, 2008, we have issued 65,252,950 ADSs (representing 130,505,900 equity shares) and which represent 19.5% of our outstanding equity shares and which are held by approximately 42,278 beneficial holders and 16 registered holders.

Identity of Person or Group	Number	Percentage (%)
FMR Corp.(1)	61,412,491	9.2%
SRSR Holdings Private Limited(2)	55,728,000	8.3%

(1)	Information based on a report on Schedule 13G jointly filed by FMR Corp. and Edward C. Johnson with the SEC on February 14, 2004 and as amended on February 14, 2005, February 14, 2006, August 10, 2006, February 14, 2007 and February 14, 2008. Based on Amendment No. 5 to the Schedule 13G filed by FMR Corp. and Edward C. Johnson with the SEC on February 14, 2008 FMR Corp. has sole voting power for 9,955,914 equity shares and sole dispositive power for 61,412,491 equity shares. Edward Johnson has sole voting and dispositive power for 61,412,491 equity shares.

(2)	Information based upon a report on Schedule 13G filed by SRSR Holdings Private Limited, with the SEC on September 21, 2006.
Related Party Transactions
In October, 1999, we entered into a joint venture with Venture Global Engineering LLC, USA. The joint venture company, called Satyam Venture Engineering Services Private Limited or Satyam Venture, formed in January 2000, provides engineering services and computer services to the automotive industry. We hold a 50% stake in the joint venture company. For fiscal 2008, fiscal 2007 and fiscal 2006, we provided infrastructure and other services to Satyam Venture, which amounted to $0.3million, $0.5 million and $0.5 million respectively. For fiscal 2008, fiscal 2007 and fiscal 2006, we received services from Satyam Venture, which amounted to $6.8 million, $8.6 million and $8.6 million respectively. As of March 31, 2008 and 2007, we owe $1.8 million and $2.6 million to Satyam Venture.

ITEM 8. FINANCIAL INFORMATION
Financial Statements
We have elected to provide financial statements pursuant to Item 18 of Form 20-F.
Legal Proceedings
As of the date of this document, we are not a party to any legal proceedings that could reasonably be expected to seriously harm our company.
We entered into a joint venture agreement with Venture Global Engineering LLC (“VGE”) to form Satyam Venture Engineering Services Pvt. Ltd (“SVES”) in India. As a result of VGE’s breach of the agreement between the parties, we filed a request for arbitration, naming VGE as respondent, with the London Court of International Arbitration (“LCIA”), seeking, among other things, to purchase VGE’s 50% interest in SVES at the agreed upon book value price of the shares. The LCIA Arbitrator issued an Award on April 3, 2006 in our favour, which we successfully enforced in the United States District Court in Michigan. During the enforcement proceedings in the US, VGE filed a petition challenging the Award before the district court, Secunderabad and made an appeal to the High court of Andhra Pradesh, both of which were rejected. Subsequently, in a special leave petition filed by VGE, the Supreme Court of India set aside the orders of the district court and the High Court and granted an interim stay of the share transfer portion of the Award. The matter has been remanded back to the district court, Secunderabad for trial on merits. Our management believes that this will not have an adverse effect upon our results of operations, financial position and cash flows.
Dividends
Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended, by the board of directors. However, approval of shareholders is not required for distribution of interim dividend. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. We paid out dividends of Rs. 2,733.4 million ($68.3 million), Rs 2,602.70 million ($56.7 million) and Rs1,820.5 million ($ 41.3 million) in fiscal 2008, fiscal 2007 and fiscal 2006 respectively. These dividends include interim dividends for the current fiscal year and dividends paid with respect to previous fiscal year. Under Indian law, dividends are declared with respect to the shares outstanding during the prior fiscal year and are paid in the subsequent fiscal year after approval by shareholders in the annual general meeting. The dividend is paid on the outstanding shares as on the date of record fixed by our Board of directors for this purpose. Although, we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased.
Holders of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the depositary in rupees and, will generally be converted by the depositary into U.S. dollars and distributed, net of depositary fees and expenses, to the holders of such ADSs.
ITEM 9. THE OFFER AND LISTING
Trading Markets
Our equity shares are traded in India on BSE and NSE. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the NYSE under the symbol “SAY”. On January 23, 2008, our ADSs were also listed on Euronext, Amsterdam, which is part of NYSE EURONEXT under the symbol “SAYE”. Each ADS represents two equity shares. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a deposit agreement.
The number of our outstanding equity shares (including the underlying shares for ADSs) as of March, 31, 2008 was 670,479,293. As of March 31, 2008, there were 65,252,950 ADSs outstanding (representing 130,505,900 equity shares).

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
Annual high and low market prices

	Rupee price per		U.S. dollar price
	equity share(1)		per equity share
Fiscal year ended March 31,(2)	High	Low	High	Low
2003	145.93	87.55	3.07	1.84
2004	195.50	63.65	4.50	1.47
2005	221.00	125.00	5.07	2.87
2006	431.00	182.20	9.69	4.10
2007	524.90	270.50	12.18	6.28
2008	522.30	305.00	13.01	7.74
2009 (through June 30, 2008)	544.00	390.65	12.91	9.80
Fiscal 2007:
First Quarter	445.00	270.50	9.70	5.90
Second Quarter	432.00	325.68	9.40	7.09
Third Quarter	498.10	396.00	11.29	8.98
Fourth Quarter	524.90	404.00	12.18	9.37
Fiscal 2008:
First Quarter	513.80	435.00	12.67	10.20
Second Quarter	522.30	401.50	13.01	10.08
Third Quarter	490.00	401.00	12.52	10.15
Fourth Quarter	480.00	305.00	12.13	7.74
Fiscal 2009:
First Quarter	544.00	390.65	12.91	9.80
Monthly prices:
October 2007	490.00	412.00	12.52	10.47
November 2007	485.00	406.20	12.37	10.34
December 2007	465.00	401.00	11.80	10.15
January 2008	451.00	305.00	11.44	7.74
February 2008	480.00	389.00	12.13	9.86
March 2008	444.70	358.00	11.03	8.91
April 2008	499.50	390.65	12.35	9.80
May 2008	544.00	464.90	12.91	11.19
June 2008	541.90	431.25	12.79	10.05

(1)	Data derived from the BSE website. The prices and volumes quoted on the NSE may be different.

(2)	For comparative purposes, the price per equity share data above is adjusted for the October 10, 2006 two-for-one stock split (in the form of stock dividend)
Our ADSs commenced trading on the New York Stock Exchange on May 15, 2001, at an initial offering price of $9.71 per ADS. The tables below set forth, for the periods indicated, high and low trading prices for our ADS.

	U.S. dollar
	Price per ADS
	High	Low
Fiscal
2004	17.68	3.63
2005	14.25	8.00
2006	21.95	10.50

	U.S. dollar
	Price per ADS
	High	Low
2007	25.94	13.98
2008	30.89	20.11
2009 (through June 30, 2008)	29.84	22.21
Fiscal 2007
First Quarter	22.25	13.98
Second Quarter	20.50	15.34
Third Quarter	24.50	19.29
Fourth Quarter	25.94	19.35
Fiscal 2008
First Quarter	26.25	22.04
Second Quarter	29.46	22.22
Third Quarter	30.89	23.28
Fourth Quarter	27.56	20.11
Monthly prices
September 2007	26.25	23.13
October 2007	30.80	24.67
November 2007	30.89	23.28
December 2007	28.65	24.59
January 2008	26.75	21.04
February 2008	27.56	23.05
March 2008	26.11	20.02
April 2008	26.66	22.21
May 2008	29.84	24.85
June 2008	29.00	24.26
Our ADSs commenced trading on the NYSE Euronext on January 23, 2008. The table below sets forth the monthly high and low trading prices for our ADSs on the NYSE Euronext.

	U.S. dollar
	Price per ADS
	High	Low
January 2008	26.60	19.54
February 2008	28.00	23.35
March 2008	25.47	20.08
April 2008	26.00	22.50
May 2008	28.00	25.80
June 2008	28.50	24.50
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

The following table compares our principal corporate governance practices to those required of U.S. companies.

Standard for U.S. Listed Companies		Our Practice

Director Independence		•	Five of our nine directors, namely Dr. (Mrs.) Mangalam Srinivasan, Mr. Vinod Dham, Prof. M Rammohan Rao, Mr. T R Prasad and Prof. V S Raju are independent within the meaning of the NYSE standards.

•	A majority of the board must consist of independent directors.

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

•	Each listed company must have disclosed whether their board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	•	We do not have an individual serving on our audit committee as an “Audit Committee Financial Expert,” as defined in applicable rules of the Securities and Exchange Commission. This is because our board of directors has determined that no individual audit committee member possesses all of the attributes required by the definition of “Audit Committee Financial Expert.”

•	Each listed company must have an internal audit function.	•	We have a separate department for our internal audit function.

Compensation Committee

•	Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	•	Our compensation committee has four members, each of whom is independent within the meaning of the NYSE standards.

•	The committee must have a written charter that addresses its purpose and responsibilities. These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Securities and Exchange Commission to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.	•	Our compensation committee reviews among other things our general compensation structure, and reviews and recommends the compensation and benefits of directors and the chief executive officer, subject to ratification by the Board of Directors.

Nominating/Corporate Governance Committee

•	Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	•	We do not have a nominating/corporate governance committee.

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

Equity-Compensation Plans

•	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with	•	The Company is in compliance with this requirement.

limited exceptions.

Corporate Governance Guidelines

•	Listed companies must adopt and disclose corporate governance guidelines.	•	We are fully compliant with Clause 49 of the listing agreement of Indian Stock Exchanges, with regard to corporate governance guidelines.

Code of Business Conduct and Ethics

•	All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	•	We have adopted a Code of Business Conduct and Ethics Policy, which is available at www.satyam.com.
Reporting requirements for shareholders under Dutch FMSA
As a result of the listing of our ADSs on the NYSE Euronext, we and our shareholders are subject to the reporting requirements of the NYSE Euronext and the Dutch Financial Markets Supervision Act (FMSA). Under the FMSA, any person who directly or indirectly acquires or disposes of an interest in our equity shares (including ADSs) or voting rights and that person knows or should reasonably know that, as a result of such acquisition or disposal, such person’s interest in our equity shares (including ADSs) or voting rights directly or indirectly meets, exceeds or falls below certain statutory thresholds, must without delay notify the Netherlands Authority for the Financial Markets (AFM) by means of a notification form prescribed by the AFM. The relevant thresholds are: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.
In order to make sure that shareholders can accurately calculate their interest, we are required to report to the AFM certain changes in our issued capital and votes. The AFM publishes the reported changes on its website. Any shareholder whose direct or indirect interest in our equity shares (including ADSs) or voting rights meets, exceeds or falls below the thresholds referred to above as a result of a change in our share capital or voting rights must notify the AFM no later than the fourth trading day after the AFM has published such change on its website. Any person who does not comply with the AFM reporting requirements could be subject to administrative and criminal sanctions for intentional disregard of obligation and third parties may request that certain of such shareholder’s rights be suspended. The notifications with the AFM may be made electronically via the AFM’s internet portal to which access may be obtained through the AFM’s website. Alternatively, the shareholders may notify the AFM by completing the appropriate notification form available on the AFM’s website and sending the form by fax and regular mail to the AFM.
Memorandum and Articles of Association
The following are summaries of our Articles of Association and Memorandum of Association and the Companies Act which govern our affairs. Our Articles of Association provides that the regulations contained in Table “A” of the Companies Act apply to our company, so long as the regulations do not conflict with the provisions of our Articles of Association. We have filed complete copies of our Memorandum of Association and Articles of Association, on Form F-3 (File No. 333-122996) on February 25, 2005, as well as Table “A” of the Companies Act, as exhibits to our Registered Statements. See exhibit index.
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
Dividends
We paid out dividends of Rs. 2,733.4 million ($68.3 million), Rs. 2,602.7 million ($56.7 million) and Rs. 1,820.5 million ($41.3 million) in fiscal 2008, fiscal 2007 and fiscal 2006 respectively.
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

(iii)	the balance of reserves after withdrawals shall not fall below 15.0% of its paid up capital
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
Buy back of shares
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
Taxation
The following summary of the material Indian tax consequences and United States federal income tax consequences of an investment in our ADSs and equity shares is based upon laws and relevant interpretations thereof in effect as of the date of this document, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADS’s and equity shares, such as the tax consequences under state, local and other tax laws.

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
Taxation of Distributions. There is no withholding tax on dividends paid to shareholders. However, the company paying the dividend would be subject to a dividend distribution tax of 16.50% including the presently applicable surcharge of 10%, of the total amount it distributes, declares or pays as a dividend. Additionally, an education cess at the rate of 3.0% of such tax and surcharge after which the effective dividend distribution tax payable would be 16.995%.
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
With effect from October 1, 2004 any gain realized on the sale of listed equity shares held for more than 12 months to an Indian resident or to a non-resident investor in India will not be subject to Indian capital gains tax if the STT has been paid on the transaction. With effect from June 1, 2005, the STT levied on delivery-based transactions on both buyer and seller is at the rate of 0.1 per cent and on non-delivery based transactions it is 0.02 per cent. Further, pursuant to the Finance Act, 2006, with effect from June 1, 2006, the new rate of STT on delivery-based transactions (for both buyer and seller) will be 0.125% and on non-delivery based transactions it will be 0.025%. Further, consequent to the Finance Act, 2008, with effect from June 1, 2008, the new rate of STT on delivery-based transactions (for both buyer and seller) will be 0.125% and on non-delivery based transactions it will be 0.017%.
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
Stamp Duty and Transfer Tax. Our equity shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 equity shares which may be delivered in physical form), and accordingly, there would be no stamp duty in India on transfer of these equity shares in dematerialized form. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of Rs. 0.30 per share certificate or per share. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares in physical form from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Blocks of 500 or less of our equity shares may be delivered and traded in physical form, and are thus subject to Indian stamp duty.
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
Recent Developments — Budget — The Finance Bill 2008 has proposed, among others, the following:
•	Rate of tax on short-term capital gains under Section 111A & Section 115AD increased to 15 per cent.

•	Securities Transaction Tax (STT) and Commodities Transaction Tax (CTT) paid in the course of business to be allowed as business deduction.

•	Excise duty increased on packaged software from 8 per cent to 12 per cent, same as the service tax of 12 per cent on customized software.

•	Parent company allowed to set off the dividend received from its subsidiary against dividend distributed by the parent company; provided that the dividend received has been subjected to dividend distribution tax and the parent company is not a subsidiary of another company.

•	Crèche facilities, sponsorship of an employee-sportsperson, organising sports events for employees and guest houses excluded from the purview of fringe benefit tax.
U.S. Taxation
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or equity shares. This summary applies only to U.S. Holders that hold the ADSs or equity shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of on the date of this document and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	persons holding an ADS or equity share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or equity shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or equity shares through partnerships or other pass-through entities.
PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR EQUITY SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ADSs or equity shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds ADSs or equity shares, the U.S. federal income tax treatment of a partner (or member) in such partnership (or other entity) generally will depend on the status of the partner (or member) and the activities of such partnership (or other entity). Partners (or members) of such partnerships (or other entities) should consult their own tax advisors regarding the U.S. federal income tax consequences to them of the acquisition, ownership and disposition of ADSs or equity shares.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying equity shares represented by those ADSs for U.S. federal income tax purposes.
The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that the U.S. Treasury or parties to who ADSs are pre-released may take.
Dividends and Other Distributions on the ADSs or Equity Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ADSs or the equity shares will generally be includable in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of equity shares, to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of your tax basis in the ADSs or the equity shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or equity shares) and then, to the extent such excess exceeds your tax basis in the ADSs or the equity shares, as capital gain. Any dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from the other U.S. corporations.
With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2011, dividends will generally be taxed at the lower capital gains rate applicable to “qualified dividend income”, provided that (1) either (a) we are eligible for the benefits of the income tax treaty between the United States and India or (b) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or equity shares.
The amount of any distribution paid in Indian rupees will be equal to the U.S. dollar value of such Indian rupees on the date such distribution is received by the depositary, in the case of ADSs, or by you, in the case of equity shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such Indian rupees will generally be U.S. source ordinary income or loss. If the Indian rupees are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the distribution. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or equity shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder will not be able to claim a U.S. foreign tax credit for any Indian taxes imposed with respect to distributions on ADSs or equity shares (as discussed under “—Indian Taxation— Taxation of Distributions.”).

Sale or Other Disposition of ADSs or Equity Shares
Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of ADSs or equity shares, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized (in U.S. dollars) and your tax basis (in U.S. dollars) in such ADSs or equity shares. The gain or loss will generally be capital gain or loss. Your tax basis in your ADSs or equity shares will generally equal the cost to you of such ADSs or equity shares, as applicable. Any such gain or loss will generally be U.S. source gain or loss and will be treated as long-term capital gain or loss if your holding period in the ADSs or the equity shares exceeds one year. If you are a non-corporate U.S. Holder, including an individual, any long-term capital gain generally will be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.
Because capital gains generally will be treated as U.S. source gain, as a result of the U.S. foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADS or equity shares (as discussed under “—Indian Taxation—Taxation of Capital Gains”) may not be currently creditable unless a U.S. Holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket.
Stamp Duty and Transfer Tax
U.S. Holder generally will not be able to claim a U.S. foreign tax credit for any Indian stamp duty for which such U.S. Holder is liable (as discussed under “—Indian Taxation—Stamp Duty and Transfer Tax”) and which is paid by such U.S. Holder. You should consult your tax advisor regarding the effect of payment of any Indian stamp duty.
Passive Foreign Investment Company
A non-U.S. corporation is considered a passive foreign investment company, or a PFIC, for any taxable year if either
•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of its assets during such year) is attributable to assets that produce passive income or are held for the production of passive income.
We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. We do not believe that we were a PFIC for the taxable year ended March 31, 2008, and we do not anticipate that we will be a PFIC for future taxable years. This is a factual determination, however, that must be made annually at the end of the taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we were classified as a PFIC for any taxable year during which you held our ADSs or equity shares, you could be subject to materially adverse tax consequences with respect to certain distributions on, and gain realized from a disposition of, ADSs or equity shares. You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of ADSs or equity shares.
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
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner. The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of ADSs or equity shares. You should consult your own tax advisor concerning the tax consequences of your particular situation.

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
Subsidiary Information
Not applicable.
Item 11: Quantitative and Qualitative Disclosure about Market Risk
Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Note. 11 “Borrowings” to our consolidated financial statements.
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

	As at March 31,
	2008			2007			2006
	Total Recorded			Total Recorded			Total Recorded
	Amount		Fair Value	Amount		Fair value	Amount		Fair Value
	( dollars in millions)
Debt:
Variable rate short-term debt	$26.9		$26.9	$10.5		$10.5	$4.1		$4.1
Average interest rate		8.44%			6.71%			5.33%
Variable rate long term debt	$21.2		$21.2	$20.5		$20.5	$16.1		$16.1
Average interest rate		8.01%			7.23%			5.58%
Fixed rate long-term debt	$6.0		$6.0	$3.3		$3.3	$4.2		$4.2
Average interest rate		10.00%			7.93%			7.78%
Limitations
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
During fiscal 2008 and fiscal 2007, 96.8% and 94.9%, respectively, of our total revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10% increase in the value of the Indian rupee against all other currencies would decrease revenue by 2.8%, or $60.6 million, in fiscal 2008, 2.5%, or $36.9 million, in fiscal 2007 while a hypothetical 10% decrease in the value of the Indian rupee against all other currency would increase revenue by 2.8% or $60.6 million, in fiscal 2008, 2.5%, or $36.9 million in fiscal 2007.
We had outstanding forward and options contract amounting to $1,133.1 million and $452.6 million as at March 31, 2008 and 2007 respectively. Gains/(losses) on outstanding forward and options contracts amounted to $(2.3) million and $4.5 million during fiscal 2008 and 2007 respectively. Using sensitivity analysis, a hypothetical 1% increase in the value of the Indian rupee against all other currencies would decrease these gains by $0.6 million in fiscal 2008 and by $0.7 million in fiscal 2007 while a hypothetical 1% decrease in the value of the Indian rupee against all other currency would increase these gains by $0.6 million in fiscal 2008 and by $0.7 million in fiscal 2007.
In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, the aggregate of the hypothetical movement described above of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $61.2 million in fiscal 2008 and $37.6 million in fiscal 2007. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As of March 31, 2008, we had approximately $275.2 million of non-Indian rupee denominated cash and cash equivalents.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable
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
We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and other management, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2008.
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
Management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2008 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.”
Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of March 31, 2008.
Our independent registered public accounting firm, Price Waterhouse, has issued an audit report on our internal control over financial reporting, which is included herein.
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
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Audit Committee members as of March 31, 2008 are M Rammohan Rao, Dr. Mangalam Srinivasan, T.R. Prasad and V.S. Raju each of whom is an independent director pursuant to the applicable rules of the Securities and Exchange Commission and the NYSE. See “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. We do not have an individual serving on our audit committee as an “Audit Committee Financial Experts,” as defined in applicable rules of the SEC. This is because although our audit committee members have certain financial expertise, our board of directors has determined that no individual audit committee member possesses all of the attributes required by the definition of “Audit Committee Financial Expert.”
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the remuneration that we paid to our Independent Auditors and its associated entities in each of our previous two fiscal years:

		Audit Related
Fiscal Year	Audit Services	Services	Tax Services	Other Services	Total
2008	$1,172,159	$421,490	$309,925	$14,983	$1,918,557
2007	$873,959	$342,411	$328,723	$257,167	$1,802,260

Audit Services
Audit of the standalone financial statements, consolidated financial statements of our Company and our subsidiaries prepared in accordance with Indian GAAP, US GAAP, IFRS and other local GAAPs of the subsidiaries and attest services that generally only the auditor can provide.
Audit Related Services
Audit Related Services represent assurance and related services that are related to the performance of the audit of our financial statements.
Tax Services
Tax audit, tax returns, tax processing, tax filing and advisory services pertaining, but not limited to withholding taxes, double tax avoidance agreements and indirect tax matters.
Other Services
Work permit related services and other advisory services
During fiscal 2008, the Audit Committee pre-approved fees for non-audit services that could be rendered by the principal accountant in fiscal 2008 pursuant to pre-approval policies and procedures established by the Audit Committee. For services other than those specified, approval would need to be obtained from the Audit Committee prior to the performance of such services. Services provided by the principal accountant in fiscal 2007 were allowable services that were approved by the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

PART III
ITEM 17. FINANCIAL STATEMENTS
     See Item 18 for a list of financial statements filed under Item 17.
ITEM 18. FINANCIAL STATEMENTS
     Financial Statement
     The following financial statements are filed as part of this document, together with the report of the independent auditors:
ITEM 19. EXHIBITS

Number	Description

1.1	Memorandum and Articles of Association of Satyam Computer Services Limited. (1)

1.2	Certificate of Incorporation of Satyam Computer Services Limited. (2)

2.1	Specimens of Share Certificates. (2)

2.2	Deposit Agreement dated May 14, 2001, by and among Satyam Computer Services Limited, Citibank, N.A. (as Depositary) and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt). (3)

2.3	Letter Agreement dated November 7, 2007 by and between Satyam Computer Services Limited and Citibank, N.A., supplementing the Deposit Agreement dated May 14, 2001 by and among Satyam Computer Services Limited, Citibank, N.A. (as Depositary) and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) as amended by letter agreement dated September 4, 2002. (4)

4.1	Associate Stock Option Plan. (2)

4.2	Associate Stock Option Plan B, as amended and restated. (5)

4.3	Associate Stock Option Plan ADS, as amended and restated. (5)

4.4	Associate Stock Option Plan-RSUs(ADS). (6)

4.5	Associate Stock Option Plan-RSUs. (7)

8.1	List of Significant Subsidiaries. (8)

12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act 2002. (8)

12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act 2002. (8)

13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act 2002. (8)

Number	Description
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act 2002. (8)

15.1	Consent of Price Waterhouse, Independent Registered Public Accounting Firm. (8)

15.2	Amended and Restated Audit Committee Charter (4)

(1)	Previously filed as an exhibit to our Registration Statement on Form F-3 (File No. 333-122996) filed on February 25, 2005 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-13464) filed on May 7, 2001 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No. 001-15190) filed on August 13, 2001 and incorporated herein by reference.

(4)	Previously submitted as an exhibit to our Quarterly Report on Form 6-K (File No. 000-27811) submitted on January 28, 2008 and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No. 001-15190) filed on April 28, 2006 and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Form S-8 (File No. 333-139949) filed on January 12, 2007 and incorporated herein by reference.

(7)	Previously filed as an exhibit to our Annual Report on Form 20-F (File No. 001-15190) filed on April 30, 2007 and incorporated herein by reference.

(8)	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and authorized the undersigned to sign this annual report on its behalf.

SATYAM COMPUTER SERVICES LIMITED
By:	/s/ B. Rama Raju
Name:	B. Rama Raju
Title:	Managing Director and Chief Executive Officer

By:	/s/ V. Srinivas
Name:	V Srinivas
Title:	Director and Senior Vice President & Chief Financial Officer

Date: August 08, 2008

SATYAM COMPUTER SERVICES LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Satyam Computer Services Limited:
In our opinion, the consolidated financial statements listed in the index appearing under Item 18 present fairly, in all material respects, the financial position of Satyam Computer Services Limited and its subsidiaries at March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 18 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ Price Waterhouse
Price Waterhouse
Hyderabad, India
August 08, 2008

Satyam Computer Services Limited
Consolidated Balance Sheets
(US Dollars in million except per share data and as stated otherwise)

	As of March 31,
	2008	2007

Assets

Current assets
Cash and cash equivalents	290.5	152.2
Investments in bank deposits	826.7	—
Accounts receivable, net of allowance for doubtful debts	508.4	364.2
Unbilled revenue	81.5	38.6
Deferred income tax assets	23.7	17.1
Prepaid expenses and other receivables	131.7	37.1
Total current assets	1,862.5	609.2
Investments in bank deposits	—	767.6
Investments in associated companies	4.7	4.6
Premises and equipment, net	236.6	163.1
Goodwill, net	80.0	32.7
Intangible assets, net	15.6	7.4
Other assets	43.9	39.5

Total assets	2,243.3	1,624.1

Liabilities and shareholders’ equity

Current liabilities
Short-term and current portion of long-term debt	29.3	12.1
0.05% Cumulative convertible redeemable preference shares of a subsidiary, par value Rs.10 (US$0.25)* per share (Nil and 45,505,000 shares as of March 31, 2008 and 2007 respectively)	—	13.6
Accounts payable	32.4	16.8
Accrued expenses and other current liabilities	238.3	148.6
Unearned and deferred revenue	33.1	20.1
Total current liabilities	333.1	211.2
Long-term debt	24.8	22.2
Retirement benefit obligation — Gratuity	12.6	8.1
Deferred income tax liabilities	11.0	11.6

Total liabilities	381.5	253.1

Contingencies and Commitments (Note No.18)
Minority interest	—	—
Shareholders’ equity
Common stock — par value Rs.2 (US$0.05)* per equity share (800 million equity shares authorized as of March 31, 2008 and 2007. 670,479,293 and 667,196,009 equity shares issued and outstanding as of March 31, 2008 and 2007 respectively)	36.1	36.0
Additional paid-in capital	592.4	552.4
Shares subscribed but unissued	0.5	1.8
Retained earnings	1,069.8	721.1
Accumulated other comprehensive income	164.1	60.9
	1,862.9	1,372.2
Shares held by the SC-Trust under associate stock option plan (2,201,680 and 2,295,880 equity shares as of March 31, 2008 and 2007 respectively)	(1.1)	(1.2)
Total shareholders’ equity	1,861.8	1,371.0

Total liabilities and shareholders’ equity	2,243.3	1,624.1

*	The par value in US$ has been converted at the closing rate as of March 31, 2008, 1US$ = Rs 40.02
The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Income
(US Dollars in million except per share data and as stated otherwise)

	Year ended March 31,
	2008	2007	2006

Revenue	2,138.1	1,461.4	1,096.3
Cost of revenue (Includes stock-based compensation of US$9.8, US$12.8 and US$ Nil for the years ended March 31, 2008, 2007 and 2006 respectively)	(1,359.2)	(937.6)	(689.0)

Gross profit	778.9	523.8	407.3
Selling, general and administrative expenses (Includes stock-based compensation of US$13.0, US$2.9 and US$0.8 for the years ended March 31, 2008, 2007 and 2006 respectively)	(370.2)	(232.2)	(187.6)

Total operating expenses	(370.2)	(232.2)	(187.6)

Operating income	408.7	291.6	219.7
Interest income	67.4	37.3	26.3
Interest expense	(5.1)	(3.6)	(1.3)
Other income, net	1.8	—	—
Gain on sale on investments	—	—	43.6
Gain/(Loss) on foreign exchange transactions	(12.0)	(3.3)	0.3
Gain/(Loss) on forward and option contracts	9.0	6.2	(0.8)

Income before income taxes and equity in earnings/(losses) of associated companies	469.8	328.2	287.8
Income taxes	(52.9)	(30.6)	(37.7)
Minority interest	—	—	0.1

Income before equity in earnings/(losses) of associated companies	416.9	297.6	250.2
Equity in earnings/(losses) of associated companies, net of taxes	0.1	0.8	(0.8)

Net income	417.0	298.4	249.4

Earnings per share:
Basic	$0.63	$0.46	$0.39
Diluted	$0.61	$0.45	$0.38
Weighted average number of shares used in computing earnings per share (in million)
Basic	666.4	652.5	641.2
Diluted	679.4	666.0	662.8

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(US Dollars in million except per share data and as stated otherwise)

							Accumulated
			Additional	Shares	Deferred		other	Shares held	Total
	Common Stock		paid-in	subscribed	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	but unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

Balance as of March 31, 2005	638,530,582	17.4	433.6	0.1	(0.3)	289.0	29.6	(1.5)	767.9
Net income	—	—	—	—	—	249.4	—	—	249.4
Other comprehensive income
Loss on foreign currency translation	—	—	—	—	—	—	(13.8)	—	(13.8)

Total Comprehensive income									235.6
Issuance of common stock	10,368,496	0.2	30.3	(0.1)	—	—	—	—	30.4
Shares subscribed but unissued	—	—	—	0.4	—	—	—	—	0.4
Deferred stock-based compensation	—	—	0.9	—	(0.9)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	0.8	—	—	—	0.8
Shares transferred by SC-Trust to employees	—	—	0.3	—	—	—	—	0.3	0.6
Cash dividend paid at the rate of US$0.11 per share	—	—	—	—	—	(41.3)	—	—	(41.3)
Balance as of March 31, 2006	648,899,078	17.6	465.1	0.4	(0.4)	497.1	15.8	(1.2)	994.4

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(US Dollars in million except per share data and as stated otherwise)

							Accumulated
			Additional	Shares	Deferred		other	Shares held	Total
	Common Stock		paid-in	subscribed	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	but unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

Balance as of March 31, 2006	648,899,078	17.6	465.1	0.4	(0.4)	497.1	15.8	(1.2)	994.4
Net income	—	—	—	—	—	298.4	—	—	298.4
Other comprehensive income/(loss)
Gain on foreign currency translation	—	—	—	—	—	—	46.3	—	46.3

Total Comprehensive income									344.7

Adjustments on adoption of SFAS 158, net of tax	—	—	—	—	—	—	(1.2)	—	(1.2)
Issuance of common stock	18,296,931	0.7	64.1	(0.4)	—	—	—	—	64.4
Stock split (effected in the form of dividend)	—	17.7	—	—	—	(17.7)	—	—	—
Shares subscribed but unissued	—	—	—	1.8	—	—	—	—	1.8
Gain on dilution of interest in subsidiary on issuance of new shares, net of taxes (Refer note 4)	—	—	7.9	—	—	—	—	—	7.9
Reversal of Deferred stock based compensation on adoption of SFAS 123R	—	—	(0.4)	—	0.4	—	—	—	—
Stock-based compensation expense	—	—	15.7	—	—	—	—	—	15.7
Cash dividend paid at the rate of US$0.13 per share	—	—	—	—	—	(56.7)	—	—	(56.7)

Balance as of March 31, 2007	667,196,009	36.0	552.4	1.8	—	721.1	60.9	(1.2)	1,371.0

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(US Dollars in million except per share data and as stated otherwise)

						Accumulated
			Additional	Shares		other	Shares held	Total
	Common Stock		paid-in	subscribed	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	but unissued	earnings	income/(loss)	SC-Trust	Equity

Balance as of March 31, 2007	667,196,009	36.0	552.4	1.8	721.1	60.9	(1.2)	1,371.0
Net income	—	—	—	—	417.0	—	—	417.0
Other comprehensive income/(loss)	—	—	—	—	—	—	—	—
Gain on foreign currency translation	—	—	—	—	—	104.8	—	104.8
Amortization of actuarial loss under SFAS 158, net of tax	—	—	—	—	—	(1.6)	—	(1.6)

Total Comprehensive income								520.2
Issuance of common stock	3,283,284	0.1	16.1	(1.8)	—	—	—	14.4
Shares subscribed but unissued	—	—	—	0.5	—	—	—	0.5
Gain on dilution of interest in subsidiary on issuance of new shares, net of taxes (Refer note 3(c))	—	—	1.0	—	—	—	—	1.0
Stock based compensation expense	—	—	22.8	—	—	—	—	22.8
Shares transferred by SC-Trust to employees	—	—	0.1	—	—	—	0.1	0.2
Cash dividend paid at the rate of US$0.06 per share	—	—	—	—	(68.3)	—	—	(68.3)

Balance as of March 31, 2008	670,479,293	36.1	592.4	0.5	1,069.8	164.1	(1.1)	1,861.8

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Cashflows
(US Dollars in million except per share data and as stated otherwise)

	Year ended March 31,
	2008	2007	2006

Cash Flows From Operating Activities
Net income	417.0	298.4	249.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	41.5	33.6	31.5
Stock-based compensation	22.8	15.7	0.8
Deferred income taxes	(11.3)	(6.7)	(5.1)
Gain on sale of investments	—	—	(43.6)
Loss on sale of premises and equipment	0.6	0.3	0.2
Minority Interest	—	—	(0.1)
Equity in (earnings)/losses of associated companies, net of taxes	(0.1)	(0.8)	0.8
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue	(155.0)	(127.7)	(81.9)
Prepaid expenses and other receivables, net	(91.5)	13.4	(31.7)
Other assets, net	1.8	(17.5)	(1.8)
Accounts payable	12.9	3.8	(2.5)
Accrued expenses and other current liabilities	83.0	38.4	40.1
Unearned and deferred revenue	11.4	7.6	6.1
Other liabilities non-current	6.0	3.0	0.5

Net cash provided by operating activities	339.1	261.5	162.7

Cash Flows From Investing Activities

Proceeds from maturity of bank deposits	—	408.0	—
Investment in bank deposits	—	(745.6)	—
Purchase of premises and equipment	(96.7)	(81.5)	(54.1)
Proceeds from sale of premises and equipment	0.9	0.5	0.3
Payment for acquisition of subsidiaries, net of cash acquired	(60.5)	(4.1)	(13.7)
Proceeds from sale of investments	—	—	62.3

Net cash used in investing activities	(156.3)	(422.7)	(5.2)

Cash Flows From Financing Activities
Proceeds from short-term debt	26.7	10.9	3.6
Repayment of short-term debt	(11.3)	(4.7)	(1.2)
Proceeds from long-term debt	0.9	4.3	16.3
Repayment of long-term debt	(3.9)	(3.9)	(2.7)
Issuance of common stock	14.6	64.4	31.0
Shares subscribed but unissued	0.5	1.8	0.4
Redemption of preferred stock of subsidiary	(13.8)	—	—
Cash dividends paid	(68.3)	(56.7)	(41.3)

Net cash (used in)/provided by financing activities	(54.6)	16.1	6.1

Effect of exchange rate changes on cash and cash equivalents	10.1	4.5	(0.6)

Net change in cash and cash equivalents	138.3	(140.6)	163.0

Cash and cash equivalents at the beginning of the year	152.2	292.8	129.8

Cash and cash equivalents at the end of the year	290.5	152.2	292.8

Supplementary information:
Cash paid during the year for:
Income taxes	46.5	32.8	44.9
Interest	4.9	2.6	1.3
Non-cash items:
Capital leases and hire purchase	5.2	2.3	2.5
Deferred consideration for acquisition of subsidiaries	—	5.9	4.6
The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
1. Description of Business
Satyam Computer Services Limited, its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology (“IT”) services and Business Process Outsourcing (“BPO”) services. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an IT services provider that uses global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business or eBusiness initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai, Germany, Canada, China, Hungary, Saudi Arabia and Brazil. Satyam offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Satyam BPO Limited (formerly known as Nipuna Services Limited) (“Satyam BPO”), a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Care (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
2. Summary of Significant Accounting Policies
a) Principles of Consolidation and Basis of Presentation
The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (“US GAAP”). All significant inter-company balances and transactions are eliminated.
Minority interest in subsidiaries represents the minority shareholders’ proportionate share of the net assets and the results of operations of Satyam’s majority owned subsidiaries.
Satyam’s investments in business entities in which it does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.
A subsidiary or associated company may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in subsidiaries or associated companies to third parties are recognized as income/(loss) in the statement of income. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.
The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.
b) Use of Estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: expected costs to be incurred to complete time- bound fixed price engagements, allowance for doubtful debts, future obligation under employee benefit plans, valuation allowances for deferred taxes, impairment of goodwill and useful lives of premises and equipment. Actual results could differ materially from those estimates.
c) Foreign Currency Translation
The accompanying consolidated financial statements are reported in US dollars. The Indian rupee is the functional currency of Satyam Computer Services, its domestic subsidiaries and associated companies. The US dollar, Pound sterling, Singapore dollar and Renminbi are the functional currencies of its foreign subsidiaries located in US, UK, Singapore and China respectively. The translation from the respective functional currencies to US dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenue, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustment

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.
Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates in effect at the balance sheet date. Revenue, costs and expenses are recorded using exchange rates prevailing on the date of transaction. Gains or losses resulting from foreign currency transactions are included in the statement of income.
d) Revenue Recognition
Revenue from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business, consists of revenue earned from services performed either on a time-and-material basis or time bound fixed price engagements.
Revenue earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements; require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on proportional performance basis, with revisions to estimates reflected in the period in which changes become known. The use of the proportional performance basis reflects the pattern in which the obligations to the customer are fulfilled. Satyam has used an input-based approach since the input measures are a reasonable surrogate for output measures. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.
Revenue from BPO services consists of revenue from time-and-material services or time bound fixed price engagements. Revenue from time-and-material services are recognized as the services are performed. Revenue from BPO services are also on time bound fixed-price engagements, under which revenue is recognized using the percentage completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the period in which the change becomes known. Provision for estimated losses are made during the year in which a loss becomes probable and can be reasonably estimated.
Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Satyam has not provided for any warranty costs for the year ended March 31, 2008, 2007 and 2006 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.
In accordance with Emerging Issues Task Force (EITF) Issue no. 01-14 (formerly Topic D-103), “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses as revenue in the statement of income.
e) Cash and Cash Equivalents
Satyam considers all highly liquid investments with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents approximate their fair value due to the short maturity. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business, are classified as prepaid expenses and other receivables (current) or other assets (non-current) as the case may be.
f) Premises and Equipment
Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful life or the lease term, as appropriate. Cost of application software for internal use is generally charged to the statement of income as incurred due to estimated useful lives being relatively short, usually less than one year.
The cost and the accumulated depreciation of premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of income. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
and equipment that are outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date, are disclosed as Assets under Construction.
g) Research and development Costs
Research and development costs are expensed as incurred. The expenses incurred amounted to US$0.4 million, US$0.4 million and US$0.5 million for the years ended March 31, 2008, 2007 and 2006 respectively.
h) Goodwill and Other Intangible Assets
Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is tested for impairment using a fair-value approach at the reporting unit level, annually or sooner when circumstances indicate impairment. Satyam follows the two-step impairment recognition and measurement guidance in accordance with SFAS 142.
Satyam amortizes other intangible assets over their estimated useful life on a straight-line basis unless such life is deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values.
i) Impairment of Long-lived Assets
Impairment of long-lived assets is accounted in accordance with the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. All the long-lived assets are tested for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recovered. Impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If there is an indication of impairment, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.
j) Investments
Investments are accounted in accordance with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. Other investments that are not marketable are carried at cost and tested for impairment.
Investments of Satyam consisted of other non-marketable securities amounting to US$3.9 million and Satyam had recognized impairment for the entire carrying value.
k) Cost of Revenue and Selling, General and Administrative Expenses
Cost of revenue primarily includes the compensation cost of technical staff, stock-compensation cost, depreciation on dedicated assets, system and application software cost, amortization of intangibles, travel costs, data communication expenses and other expenses that are related to the generation of revenue.
Selling, general and administrative expenses generally include the compensation cost of sales, management and administrative personnel, stock-compensation cost, travel costs, advertising cost, business promotion, depreciation on assets, rent, repairs, electricity and other general expenses not attributable to cost of revenue.
l) Advertising Expenses
All advertising costs are charged to the statement of income as incurred. Such expenses amounted to US$1.9 million, US$1.0 million and US$2.2 million for the years ended March 31, 2008, 2007 and 2006 respectively.
m) Employee Benefits
i) Provident Fund
In accordance with Indian law, associates in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the associate and the employer make monthly contributions to the plan at a predetermined rate (presently 12%) of the associate’s basic salary. Satyam has no further obligation under the plan beyond its monthly contribution. These contributions are made to the fund administered and managed by the Government of India. Satyam’s monthly contribution is charged to the statement of income in the period they are incurred.
ii) Gratuity Plan
Satyam provides a retirement benefit plan (“the gratuity plan”) to all its associates in India. The gratuity plan, which is a defined benefit plan, provides a lump sum payment to vested associates at retirement or termination of

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
employment based on the last drawn salary and period of employment with Satyam. The gratuity plan is unfunded.
Effective March 31, 2007, Satyam adopted the provisions of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. The gratuity plan is accounted on the basis of actuarial valuation in accordance with the provisions of SFAS 158. In accordance with the transition provisions of SFAS 158, Satyam has accounted for the unrecognized actuarial losses as at March 31, 2007 as a liability with corresponding adjustment to accumulated other comprehensive income (net of tax).
iii) Superannuation Plan
In addition to the above benefits, the senior associates of Satyam Computer Services in India are entitled to benefits under the superannuation plan, which is a defined contribution plan. Satyam Computer Services makes yearly contributions under the superannuation plan, which is administered and managed by the Life Insurance Corporation of India, based on a specified percentage (presently 10%) of the employee’s basic salary. Satyam Computer Services has no further obligation under the plan beyond its contribution.
n) Income Taxes
In accordance wit h the provisions of SFAS No. 109, “Accounting for Income Taxes”, income taxes are accounted based on asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences that are attributable to the difference between the carrying amounts of assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits where it is more likely than not that some portion or all of such benefits will not be realized.
Effective April 1, 2007, Satyam adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Satyam classifies potential interest and penalties related to unrecognized tax benefits as interest expense and other expense respectively.
o) Earnings per Share
In accordance with the provisions of SFAS 128, “Earnings Per Share”, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the year, using the “treasury stock” method for options and warrants, except where the results will be anti-dilutive.
p) Stock-Based Compensation
Effective April 1, 2006, Satyam adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share-Based Payment,” utilizing the modified prospective method. SFAS 123R requires the recognition of stock-based compensation expense in the consolidated financial statements for awards of equity instruments to employees based on the grant-date fair value of those awards, estimated in accordance with the provisions of SFAS 123R. Satyam recognizes these compensation costs on a graded vesting basis over the requisite service period of the award. Prior to the adoption of SFAS 123R, Satyam followed the intrinsic value method to account for its employee stock option plans in accordance with the recognition and measurement principles of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and Related Interpretations (“APB 25”), as allowed by SFAS 123 and as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. Satyam historically reported pro forma results under the disclosure-only provisions of SFAS 123.
Under the modified prospective method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), are recognized in net income in the periods after the date of adoption. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Pro forma disclosure
Had deferred stock-based compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro forma amounts of Satyam’s net income and earnings per share would have been as follows for the year ended March 31, 2006.

(US$ in million except per share data)
Year ended
March 31,2006

Net Income
—As reported	249.4
Add: Charge under APB25	0.8
Less: Charge under FAS123	(22.2)

—Pro forma	228.0

Earnings Per Share:
Basic
—As reported	$0.39
—Pro forma	$0.36
Diluted
—As reported	$0.38
—Pro forma	$0.35

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.
The fair value of Satyam Computer Services’ stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.
The following weighted average assumptions were used:

Year ended
March 31, 2006

Dividend yield	0.75%
Expected volatility	57%
Risk-free interest rate	7%
Expected term (in years)	1.95

q) Derivative financial instruments
Satyam enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam purchases foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective is marked to market and recognized in earnings immediately.
r) Recently issued accounting pronouncements
In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective from fiscal year beginning on April 1, 2008 to Satyam. Satyam is in the process of evaluating the impact SFAS 157 will have on the financial position, results of operations, liquidity and its related disclosures.
In February 2007, the FASB issued FASB Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective from fiscal year beginning on April 1, 2008 to Satyam. Satyam is in the process of evaluating the impact SFAS 159 will have on the financial position, results of operations, liquidity and its related disclosures.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaced SFAS 141. SFAS 141R retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. This Statement applies to Satyam prospectively to business combinations for which the acquisition date is on or after April 1, 2009. Early adoption of SFAS 141R is prohibited. Satyam will adopt this statement in fiscal year 2009 and its effect on future periods will depend on the nature and significance of any acquisitions that are subject to this statement.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions, if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective from fiscal year beginning on April 1, 2009 to Satyam. Satyam does not expect the adoption of this statement to have a material effect on the consolidated financials statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable location of important information about derivative instruments. SFAS 161 is effective for interim periods commencing on or after January 1, 2009 to Satyam. Satyam is in the process of evaluating the impact SFAS 161 will have on the disclosures.
s) Reclassification
Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.
3. Acquisitions
The following paragraphs describe each of the acquisitions made by Satyam during 2008, 2007 and 2006. Descriptions regarding each acquisition will vary dependent upon the complexity and materiality of the transaction. Unless otherwise noted, pro-forma disclosures regarding these purchases have not been provided because they are not material to the operations of Satyam.
These acquisitions have been accounted for by following the purchase method of accounting. The purchase consideration has been allocated to the assets acquired and liabilities assumed based on their fair values as of the date of acquisition based on management’s estimates and a valuation done by independent valuers in accordance with SFAS No. 141, “Business Combinations”.
a) Citisoft Plc.
On May 12, 2005, Satyam Computer Services acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005.
The consideration for the 75% equity interest in Citisoft amounted to US$17.4 million comprising of an initial consideration of US$14.3 million (including direct acquisition costs of US$0.9 million) and deferred consideration (non-contingent) of US$3.1 million (paid in June 2006). On June 29, 2006, Satyam Computer Services exercised its call option to acquire the remaining 25% equity interest in Citisoft for a deferred consideration (non-contingent) of US$5.9 million (paid during fiscal 2008). Satyam was also required to pay an earn-out consideration based on achievement of targeted revenues and profits for the years ended April 30, 2007 and 2008 respectively. However since the revenue and profit targets have not been achieved, the total earn out consideration payable in April 2007 is not payable. During fiscal 2008, Satyam Computer Services also contributed US$2.0 million to Employee Benefit Trust (“EBT”) formed by Citisoft. Satyam Computer Services

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
also entered into an amendment agreement with the selling shareholders due to which it made additional employee related pay out of US$0.4 million in lieu of 2008 earn-out consideration and EBT contribution. These have been accounted for as part of cost of revenues in the consolidated statements of income.
The purchase price was allocated as follows: US$2.9 million to net current assets, US$0.4 million to tangible assets, US$7.2 million to customer contracts and relationships, US$0.8 million to trade name, US$2.7 million deferred tax liability and the balance US$14.7 million to goodwill. The goodwill has been allocated to the IT services segment.
b) Knowledge Dynamics Pte Ltd (“Knowledge Dynamics”).
On October 1, 2005, Satyam Computer Services acquired a 100% interest in Knowledge Dynamics Pte Ltd, Singapore, (“Knowledge Dynamics”), a leading Data Warehousing and Business Intelligence Solutions provider. The results of Knowledge Dynamics operations have been consolidated by Satyam Computer Services from the consummation date of October 1, 2005. The consideration for this acquisition amounted to US$3.3 million comprising of initial consideration of US$1.8 million (including direct acquisition costs of $11 thousand) and deferred consideration (non-contingent) of US$1.5 million (paid in fiscal 2007 and 2008). Satyam was also required to pay an earn-out consideration based on achievement of targeted revenues and profits for the years ended April 30, 2007 and 2008 respectively. However since the revenue and profit targets have not been achieved, the 2007 earn out consideration is not payable. During fiscal 2008, Satyam Computer Services also entered into an amendment agreement with the selling shareholders due to which it has accounted for US$0.9 million, in lieu of 2008 earn-out consideration, as part of cost of revenues in the consolidated statements of income.
The purchase price was allocated as follows: US$0.5 million to net current assets, US$1.0 million to customer contracts and relationships, US$0.1 million to trade name, US$0.4 million deferred tax liability and the balance US$2.1 million to goodwill. The goodwill has been allocated to the IT services segment.
c) Acquisition of Minority interests in Satyam BPO
During the year ended March 31, 2008, in accordance with the Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”), Satyam Computer Services acquired 26% equity shares of Satyam BPO from the Investors for a consideration of US$46.5 million (also refer Note 4). Further during the year ended March 31, 2008, an Employee Stock Option Exercises and Share Transfer Agreement was entered into between Satyam Computer Services, Satyam BPO and certain employees of Satyam BPO holding Satyam BPO-ESOP. The exercise of options by the employees has resulted in a dilution of ownership interest of Satyam Computer Services in Satyam BPO. Satyam BPO issued 358,952 equity shares to the employees at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction the resulting gain of US$1.0 million, net of taxes has been recorded as an increase in additional paid-in capital during the year ended March 31, 2008. Satyam Computer Services has acquired these shares at their fair value determined based on an independent valuation of US$7.2 per share. Since the awards were fully vested and were cash settled at its current fair value as of the settlement date no incremental compensation cost has been recognized.
The purchase price was allocated as follows: US$8.9 million to customer relationships, US$3.0 million to deferred tax liability and the balance US$43.4 million to goodwill. The goodwill has been allocated to the BPO services segment.
Satyam Computer Services’ ownership interest in Satyam BPO is 100% as at March 31, 2008 as against 74% as at March 31, 2007.
d) Acquisition of Nitor Global Solutions Ltd., (“Nitor”)
Satyam Computer Services acquired 100% of the shares of Nitor Global Solutions Ltd, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The results of Nitor’s operations have been consolidated by Satyam Computer Services from the consummation date of January 4, 2008. The consideration for this acquisition amounted to US$5.6 million comprising of initial consideration of US$3.1 million and performance-based payment of up to US$2.5 million over two years conditional upon specified revenue and profit targets being met.
The purchase price was allocated as follows: US$0.7 million to current assets, US$0.1 million to non compete agreement, US$0.6 million to customer contracts and relationships, US$0.2 million to internally developed technology, US$0.2 million deferred tax liability and the balance US$1.7 million to goodwill. The goodwill has been allocated to the IT services segment.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
e) Bridge Strategy Group
On January 21, 2008, Satyam Computer Services announced its intention of acquiring 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of US$35.0 million comprising of initial consideration, deferred consideration (non contingent) and a contingent consideration. The transaction has not been consummated as at March 31, 2008. The initial consideration of US$19.0 million has been paid on April 4, 2008.
4. Preferred Stock of Subsidiary
Satyam BPO issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs. 10 (US$0.23) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs. 10 (US$0.23) per share, in exchange for an aggregate consideration of US$20 million. On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, the Investors and Satyam BPO. Satyam had reclassified 50% of the preference shares as a current liability as of March 31, 2007 and these were redeemed in August 2007 for US$13.8 million. The balance 50% got converted into equity shares of Satyam BPO in January 2007 based on the terms of the existing subscription agreement into 6,422,267 equity shares of Satyam BPO. Due to the issue of shares by Satyam BPO, Satyam Computer Services’ ownership interest in Satyam BPO reduced from 100.0% as at March 31, 2006 to 74.0% as at March 31, 2007 and the resulting gain of US$7.9 million, net of taxes during the year ended March 31, 2007 was recorded as an increase in additional paid in capital. The Investors holding in Satyam BPO had been accounted for as a minority interest. Further as per the SPRA Agreement, Satyam agreed to purchase and the Investors agreed to sell these equity shares at an aggregate purchase price based on a formula. The forward contract was freestanding and had been accounted for under SFAS 150. The forward contract had a zero fair vale since as per regulatory requirements the transaction could take place only at fair value. During the year ended March 31, 2008, Satyam Computer Services acquired the minority interest of 26% equity shares in Satyam BPO from the investors for a consideration of US$46.5 million. (Refer Note 3c).
5. Investments in bank deposits
Investments in bank deposits represent term deposits placed with banks earning fixed rate of interest. Investments in bank deposits with maturities of less than a year are disclosed as current assets and with maturities of more than one year as non current. Interest on investments in bank deposits is recognized on accrual basis. Investments in bank deposits amounted to US$826.7 million and US$767.6 million as of March 31, 2008 and 2007 respectively.
6. Investments in associated companies
The carrying values of investments in various associated companies of Satyam are as follows:

US$ in million
	As of March 31,
	2008	2007

Satyam Venture	3.5	3.5
CA Satyam	1.2	1.1

Total	4.7	4.6

Satyam Venture
On October 28, 1999, Satyam Computer Services entered into an agreement with Venture Global Engineering LLC (“VGE”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam Computer Services’ share in the profit of Satyam Venture, net of taxes amounted to US$48 thousand, US$0.6 million and US$0.5 million for the years ended March 31, 2008, 2007 and 2006 respectively. (Also refer note 18(e)).
CA Satyam
On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
(“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001, at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1.5 million each in the joint venture. Satyam Computer Services share in the profit / (losses) of CA Satyam, net of taxes amounted to US$76 thousand, US$0.2 million and US$(15) thousand for the years ended March 31, 2008, 2007 and 2006 respectively. (Also refer note 22 (b))
Sify
On November 7, 2005, Satyam Computer Services offered to sell an aggregate of 11,182,600 equity shares, representing its entire investment of 31.61% of the outstanding equity shares of Sify. The sale transaction was consummated on November 9, 2005 at a sale price of US$5.60 per equity share aggregating to US$62.3 million.
Satyam Computer Services accounted for its share of equity in earnings/(losses) of Sify under equity method of accounting up to November 9, 2005. The excess of sale proceeds (net of transaction costs) over the carrying value of investment in Sify as on the date of sale amounting to US$43.6 million has been recognized as gain in the statement of income during the year ended March 31, 2006.
Satyam Computer Services’ equity in loss of Sify, net of taxes amounted to Nil, Nil and US$1.3 million for the years ended March 31, 2008, 2007 and 2006 respectively.
7. Premises and Equipment
Premises and equipment consist of:

US$ in million
	As of March 31,
	2008	2007

Freehold land	9.6	8.9
Leasehold land	2.2	1.9
Premises	30.4	24.5
Computers including servers	165.4	131.2
System software	31.0	24.7
Office equipment	88.4	69.0
Furniture and fixtures	60.5	47.4
Vehicles	13.7	9.0
Assets under construction	115.6	70.8

Total	516.8	387.4

Less: Accumulated depreciation	(280.2)	(224.3)

Premises and equipment, net	236.6	163.1

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2 -5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Depreciation expense amounted to US$39.7 million, US$32.4 million and US$30.6 million for the years ended March 31, 2008, 2007 and 2006 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
8. Goodwill
Goodwill consists of:

US$ in million
	As of March 31,
	2008	2007

Goodwill
Acquisition of Citisoft Plc	15.6	15.0
Acquisition of Knowledge Dynamics Pte Limited	2.2	2.1
Acquisition of Nitor Global Solutions Limited	1.7	—
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	12.8	11.9
Satyam Technologies Inc.	4.0	3.7
Satyam BPO Limited	43.7	—

Total	80.0	32.7

The following table presents the reconciliation of changes in carrying values of goodwill:

US$ in million
	Year ended March 31,
	2008	2007

Goodwill at the beginning of the year	32.7	27.6
Acquisitions during the year	45.1	4.4
Change due to foreign exchange	2.2	0.7

Goodwill at the end of the year	80.0	32.7

9. Intangible assets, net
Intangible assets consist of:

US$ in million
	As of March 31,
	2008				2007
	Range of	Gross		Net	Gross		Net
	life	carrying	Accumulated	intangible	carrying	Accumulated	intangible
	(in years)	amount	amortization	assets	amount	amortization	assets

Customer Related intangibles	8-12	18.1	(3.5)	14.6	8.5	(1.9)	6.6
Trade name	3-5	0.9	(0.3)	0.6	0.9	(0.2)	0.7
Non-compete agreement	2	0.1	—	0.1	—	—	—
Internally developed Technology	3	0.3	—	0.3	0.1	—	0.1

Total		19.4	(3.8)	15.6	9.5	(2.1)	7.4

During the year Satyam has not recognized any impairment of intangible assets. Satyam has adopted the provisions of SFAS 141 and 142, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. Satyam does not have any intangible assets with indefinite useful life.
The following table presents the reconciliation of changes in carrying values of other intangible assets:

US$ in million
	Year ended March 31,
	2008	2007	2006

Identifiable intangibles at the beginning of the year	7.4	6.6	—
Acquisitions during the year	9.8	1.1	8.0
Amortization during the year	(1.8)	(1.2)	(0.9)
Change due to foreign exchange	0.2	0.9	(0.5)

Identifiable intangibles at the end of the year	15.6	7.4	6.6

The expected future annual amortization expense of other intangible assets is as follows:

Estimated amortization expense:	US$ in millions

For the year ended March 31,
2009	2.4
2010	2.3
2011	2.1
2012	1.9
2013	1.6
Beyond 2013	5.3

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
10. Income Taxes
The income tax expense consists of:

US$ in million
	Year ended March 31,
	2008	2007	2006

Foreign taxes
Current	8.5	10.4	15.4
Deferred	(3.1)	(0.7)	(0.8)
Domestic taxes
Current	55.7	26.9	27.4
Deferred	(8.2)	(6.0)	(4.3)

Aggregate taxes	52.9	30.6	37.7

A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income before income tax expense is summarized below:

US$ in million
	Year ended March 31,
	2008	2007	2006

Net income before taxes	469.8	328.2	287.8
Enacted tax rates in India	33.99%	33.66%	33.66%

Computed tax expense	159.7	110.5	96.9
Tax effect due to non-taxable export income	(119.9)	(98.4)	(75.3)
Difference arising from different tax rates in other tax jurisdictions	6.4	12.0	10.2
Difference arising from different tax rates on gain on sale of investment	—	—	(7.0)
Stock- based compensation (non-deductible)	0.9	4.0	0.3
Changes in valuation allowance, including losses of subsidiaries	1.4	1.7	5.4
Effect of tax rate change	0.1	—	0.1
Others	4.3	0.8	7.1

Income taxes recognized in the statements of income	52.9	30.6	37.7

The current provision for income taxes, net of payments, were US$26.4 million and US$15.5 million as of March 31, 2008 and 2007 respectively. The foreign taxes are due to income taxes payable in overseas tax jurisdictions by Satyam’s offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefit of this tax incentive has historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2009. During May 2008, the Government of India has extended the tax exemption for STP units by one year to March 31, 2010. Pursuant to the extension, the exemption for some of our STP units will be extended by one year and expire in fiscal 2010. Satyam Computer Services’ subsidiaries are subject to income taxes of the countries in which they operate.
Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a exemption from taxable income, except to the extent of temporary differences which reverse after the tax holiday period or unless they reverse under foreign taxes. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

US$ in million
	As of March 31,
	2008	2007

Deferred tax assets:
Operating loss carry forwards	30.0	26.6
Provision for accounts receivable, advances and investments	7.7	4.2
Premises and equipment	1.4	3.3
Provision for gratuity and unutilized leaves	20.2	12.8

Gross deferred tax assets	59.3	46.9
Less: Valuation allowance	(30.0)	(26.6)

Total deferred tax assets	29.3	20.3

Deferred tax liabilities:
Premises and equipment	(2.5)	(6.3)
Provision for accounts receivable and advances	(3.7)	(3.0)
Intangible assets	(5.0)	(2.5)
Investments in associated companies and gain on dilution	(3.5)	(2.8)

Total deferred tax liabilities	(14.7)	(14.6)

Net deferred tax assets	14.6	5.7

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$42.6 million and US$39.8 million as of March 31, 2008 and 2007 respectively.
Operating loss carry forwards for tax purposes of Satyam amounts to approximately US$81.9 million and US$71.9 million as of March 31, 2008 and 2007 respectively and are available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over a period of 8 years in India and 20 years in other jurisdictions. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized. Currently, a full valuation allowance has been made for such losses since Satyam believes that these subsidiaries will not generate sufficient taxable income prior to expiration of carry forwards and under Indian regulations Satyam Computer Services is not allowed to file a consolidated tax return.
Net deferred tax asset/ (liabilities) included in the consolidated balance sheet are as follows:

US$ in million
	As of March 31,
	2008	2007

Deferred income tax assets — current portion	23.7	17.1
Deferred income tax assets — non-current portion (included in ‘other assets’)	5.6	3.3
Deferred income tax liabilities — current portion (included in ‘accrued expenses and other liabilities’)	(3.7)	(3.1)
Deferred income tax liabilities — non-current portion	(11.0)	(11.6)

Net deferred tax asset	14.6	5.7

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective from fiscal year beginning on April 1, 2007. As a result of the adoption of FIN 48, Satyam did not have to recognize any increase/decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
11. Borrowings
Short-term debt
Short-term debt amounted to US$26.9 million and US$10.5 million as of March 31, 2008 and 2007 respectively. Short-term debt represents overdraft facility of Satyam BPO at floating rate of interest of LIBOR+0.25% which is secured by a charge on book debts, accounts receivable and other moveable assets of Satyam BPO. The weighted-average interest rate on this borrowing was 8.44% and 6.71% for year ended March 31, 2008 and 2007 respectively.
Long-term debt
Long-term debt outstanding comprise of:

US$ in million
	As of March 31,
	2008	2007

Secured debts, representing obligation principally to banks and financial institutions
— 0.95% above 6 month LIBOR working capital term loan maturing serially through fiscal 2009	10.7	10.0
— 0.95% above 6 month LIBOR external commercial borrowing maturing serially through fiscal 2009	10.5	10.6
Hire Purchase Loans	6.0	3.2

Total Debt	27.2	23.8
Less: Current portion of long-term debt	(2.4)	(1.6)

Long-term debt, net of current portion	24.8	22.2

Working capital term loan and external commercial borrowing have been taken by Satyam BPO. Satyam Computer Services has given a corporate guarantee to the bank for these borrowings. These borrowings are repayable in 3 years from each draw down date.
Aggregate maturities of long-term debt subsequent to March 31, 2008, are US$19 million in fiscal 2009, US$6.3 million in fiscal 2010, US$1.1 million in fiscal 2011 and US$0.8 million in fiscal 2012 and thereafter.
Unused lines of credit
Unused lines of credit comprise of:

US$ in million
	As of March 31,
	2008	2007

Short-term debt	1.6	9.0
Non-fund facilities — Bank Guarantees	33.4	16.2

Total Unused lines of credit	35.0	25.2

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
12. Employee Benefits
The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheet and statements of income.

US$ in million
	Year ended March 31,
	2008	2007	2006

Accumulated benefit obligation at the beginning of the year	12.1	7.6	5.7

Change in projected benefit obligation
Projected benefit obligation at beginning of the year	10.2	7.8	5.2
Service cost	3.0	2.1	1.9
Interest cost	1.0	0.6	0.4
Actuarial loss/(gain)	2.7	0.6	0.9
Benefits paid	(1.3)	(1.2)	(0.5)
Effect of exchange rate changes	0.7	0.3	(0.1)

Projected benefit obligation at end of the year	16.3	10.2	7.8

Funded status of the plans	(16.3)	(10.2)	(7.8)
Unrecognized net actuarial loss	—	—	1.3

Retirement benefit obligation at the end of the year	(16.3)	(10.2)	(6.5)
Less: Current portion of retirement benefit obligation	3.7	2.1	1.6

Retirement benefit obligation — non-current	(12.6)	(8.1)	(4.9)

The components of net gratuity costs are reflected below:
Service cost	3.0	2.1	1.9
Interest cost	1.0	0.6	0.4
Amortization	0.2	0.1	—

Net gratuity costs	4.2	2.8	2.3

The assumptions used in accounting for the gratuity plan for the years ended March 31, 2008, 2007 and 2006, are set out below:
Weighted-average assumptions used to determine benefit obligations:

	Year ended March 31,
	2008	2007	2006

Discount rate	9.8%	9.8%	8.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Weighted-average assumptions used to determine net periodic benefit cost:

	Year ended March 31,
	2008	2007	2006

Discount rate	9.8%	9.8%	8.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Cash Flows
Satyam expects to contribute US$3.7 million to its Gratuity plan during the year ending March 31, 2009. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

For the financial year ended March 31,	Expected contribution

2010	4.5
2011	5.8
2012	7.2
2013	6.9
2014 - 2017	27.5

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Effective March 31, 2007, Satyam adopted the provisions of SFAS No. 158. The following table presents the incremental effect of applying SFAS No. 158 on the Consolidated Statement of Financial Position:

	Before		After
	application of		application of
	SFAS 158	Adjustments	SFAS 158

Current assets — Deferred income taxes	17.0	0.1	17.1
Non-current assets — Other assets	39.0	0.5	39.5
Total Assets	1,623.5	0.6	1,624.1
Current liabilities — Accrued expenses and other current liabilities	148.4	0.2	148.6
Long-term liabilities — Gratuity, excluding current portion	6.5	1.6	8.1
Total Liabilities	251.3	1.8	253.1
Accumulated other comprehensive income, net of tax	62.1	(1.2)	60.9
Total Shareholders’ Equity	1,372.2	(1.2)	1,371.0

During the year ended March 31, 2008, actuarial losses of US$1.6 million were additionally recognised in Accumulated Other Comprehensive Income/(Loss), net of tax of US$0.7 million. Consequently, actuarial losses amounting to US$2.8 million, net of tax of US$1.4 million form part of accumulated other comprehensive income as at March 31, 2008.
Provident Fund
Satyam’s contribution towards the Provident Fund amounted to US$23.0 million, US$14.7 million and US$10.7 million for the years ended March 31, 2008, 2007 and 2006 respectively.
Superannuation Plan
Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$3.5 million, US$1.9 million and US$1.2 million for the years ended March 31, 2008, 2007 and 2006 respectively.
13. Earnings per Share
Basic earning per share is computed on the basis of the weighted average number of shares outstanding. Allocated but unvested or unexercised shares held by the SC — Trust not included in the calculation of weighted-average shares outstanding for basic earnings per share were 52,000 and 146,200 as of March 31, 2008 and 2007 respectively.
In addition to the above, the unallocated shares held by SC — Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 2,149,680 and 2,149,680 as of March 31, 2008 and 2007 respectively. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.
The components of basic and diluted earnings per share were as follows:

(US$ in millions except per share data and as stated otherwise)
	Year ended March 31,
	2008	2007	2006

Net income	417.0	298.4	249.4
Equity Shares:
Average outstanding shares (in millions)	666.4	652.5	641.2
Dilutive effect of Associate Stock Options (in millions)	13.0	13.5	21.6

Share and share equivalents (in millions)	679.4	666.0	662.8

Earnings per share
Basic	$0.63	$0.46	$0.39
Diluted	$0.61	$0.45	$0.38

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
14. Stock-based Compensation Plans
ASOP plan
In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 26,000,000 shares, as adjusted to eligible associates. Satyam Computer Services issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999, the SC- Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. The warrants vest immediately or vest over a period ranging from one to three years. Upon vesting, associates have 30 days in which to exercise these warrants. As of March 31, 2008, warrants (net of lapsed and cancelled) to purchase 23,829,720 equity shares have been granted to associates pursuant to ASOP since inception.
ASOP B plan
In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved options for 83,454,280 shares to be issued to eligible associates with the intention to issue the options at the market price of the underlying equity shares on the date of the grant. These options vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these options. As of March 31, 2008, options (net of lapsed and cancelled) to purchase 53,114,071 equity shares have been granted to associates under this plan since inception.
ASOP ADS plan
In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 5,149,330 ADSs (10,298,660 shares) to be issued to eligible associates with the intention to issue the options at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These options vest over a period of 1-10 years from the grant date. As of March 31, 2008, options (net of lapsed and cancelled) for 3,178,352 ADSs representing 6,356,696 equity shares have been granted to associates under the ASOP ADS since inception.
Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)
In January 2007, Satyam Computer Services established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. ASOP RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these options. As of March 31, 2008, options for 3,270,651 shares have been granted under the ASOP — RSUs.
Associate Stock Option Plan — RSUs (ADS) (ASOP — RSUs (ADS))
In January 2007, Satyam Computer Services has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these options. As of March 31, 2008, options for 257,437 ADS representing 514,870 shares have been granted under the ASOP — RSUs (ADS).

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Changes in number of equity shares representing stock options outstanding for each of the plans were as follows:

	Year ended March 31,
	2008		2007		2006
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
ASOP Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the Year	146,200	$1.69	106,600	$1.42	481,000	$1.18
Granted	—	—	130,000	$1.67	88,000	$1.37
Exercised	(94,200)	$1.69	(90,400)	$1.39	(462,400)	$1.13
Cancelled	—	—	—	—	—	—
Lapsed	—	—	—	—	—	—

Balance at the end of the Year	52,000	$2.04	146,200	$1.69	106,600	$1.42

Exercisable at the end of the period	—	—	—	—	—	—
Weighted average fair value of options granted during the year	—	—	—	$11.87	—	$7.45

As of March 31, 2008 options vested and expected to vest are 52,000 with an aggregate grant date intrinsic value of US$0.17 million.
The total grant-date intrinsic value of the options exercised during the years ended March 31, 2008, 2007 and 2006 was US$0.54 million, US$0.54 million and US$1.68 million respectively.
The total grant-date fair value of the options vested during the year ended March 31, 2008, 2007 and 2006 was US$0.86 million, US$0.20 million and US$1.16 million respectively.
During the year ended March 31, 2007, the SC-Trust issued immediately vesting warrants for 39,000 shares (26,400 shares during the year ended March 31, 2006) and warrants for 91,000 shares (61,600 shares during the year ended March 31, 2006) with longer vesting periods to the associates under the ASOP plan.

	Year ended March 31,
	2008		2007		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP B	equity shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the Year	19,976,210	$3.89	45,605,388	$3.74	53,660,630	$3.57
Granted	—	—	—	—	6,579,552	$4.71
Exercised	(2,866,407)	$4.04	(17,448,659)	$3.80	(9,039,604)	$3.05
Cancelled	(1,424,297)	$4.49	(8,180,519)	$3.88	(5,595,190)	$3.77
Lapsed	(44,379)	$5.79	—	—	—	—

Balance at the end of the Year	15,641,127	$4.18	19,976,210	$3.89	45,605,388	$3.74

Exercisable at the end of the year	10,429,602	$4.32	6,001,418	$4.06	10,248,808	$3.43
Weighted average fair value of options granted during the year	—	—	—	—	—	$6.69

As of March 31, 2008 options vested and expected to vest are 15,224,205 with an aggregate grant date intrinsic value of US$ Nil.
Since the options were issued at fair market value, the grant-date intrinsic value of the options exercised was Nil.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
The total grant-date fair value of the options vested during the year ended March 31, 2008, 2007 and 2006 was US$29.69 million, US$0.20 million and US$1.16 million respectively.

	Year ended March 31,
	2008		2007		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP (ADS)	equity shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the year	2,922,128	$4.89	3,982,684	$4.12	5,031,604	$3.71
Granted	—	—	40,000	$10.02	640,860	$5.74
Exercised	(280,988)	$3.57	(848,272)	$2.89	(1,328,892)	$2.69
Cancelled	(73,424)	$8.12	(252,284)	$4.42	(360,888)	$7.41
Lapsed	(1,480)	$2.94

Balance at the end of the year	2,566,236	$5.36	2,922,128	$4.89	3,982,684	$4.25

Exercisable at the end of the year	2,180,892	$4.84	1,985,282	$8.33	1,865,764	$2.97
Weighted average fair value of options granted during the year	—	—	—	$12.50	—	$8.57

As of March 31, 2008 options vested and expected to vest are 2,554,676 with an aggregate grant date intrinsic value of US$ Nil.
Since the options were issued at fair market value, the grant-date intrinsic value of the options exercised was Nil.
The total grant-date fair value of the options vested during the year ended March 31, 2008, 2007 and 2006 was US$5.18 million US$3.76 million and US$1.75 million respectively.

	Year ended March 31,
	2008		2007		2006
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
RSU Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the year	3,293,140	$0.05	—	—	—	—
Granted	159,000	$4.73	3,293,140	$0.05	—	—
Exercised	(120,449)	$0.05	—	—	—	—
Cancelled	(181,489)	$0.05	—	—	—	—
Lapsed	—	—	—	—	—	—

Balance at the end of the year	3,150,202	$0.29	3,293,140	$0.05	—	—

Exercisable at the end of the year	662,107	$0.05	—	—	—	—
Weighted average fair value of options granted during the year		$8.06	—	$10.43	—	—

As of March 31, 2008 options vested and expected to vest are 3,000,916 with an aggregate grant date intrinsic value of US$ 29.48 million.
The total grant-date intrinsic value of the options exercised during the year ended March 31, 2008 was US$1.3 million.
The total grant-date fair value of the options vested during the year ended March 31, 2008 was US$9.6 million.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	Year ended March 31,
	2008		2007		2006

		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
RSU ADS Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the year	473,240	$0.05	—	—	—	—
Granted	87,000	$5.76	473,240	$0.05	—	—
Exercised	(15,440)	$0.05	—	—	—	—
Cancelled	(45,370)	$0.05	—	—	—	—
Lapsed	—	—	—	—	—	—

Balance at the end of the year	499,430	$1.04	473,240	$0.05	—	—

Exercisable at the end of the year	92,292	$0.05	—	—	—	—
Weighted average fair value of options granted during the year	—	$8.93	—	$11.31	—	—

As of March 31, 2008 options vested and expected to vest are 458,716 with an aggregate grant date intrinsic value of US$ 5.34 million.
The total grant-date intrinsic value of the options exercised during the year ended March 31, 2008 was US$0.36 million.
The total grant-date fair value of the options vested during the year ended March 31, 2008 was US$0.4 million.
Information about number of equity shares representing stock options outstanding as of March 31, 2008:

		Outstanding			Exercisable
		Weighted			Weighted
		Average	Weighted	Number of	Average	Number of
		Exercise Price	Average	equity shares	Exercise Price	equity shares
Range of Exercise Price		(per equity	remaining	arising out of	(per equity	arising out of
(per equity share)		share)	contractual life	options	share)	options

Rs.2.00	$0.05	Rs. 2.24	6.39 years	3,403,632	Rs. 2.24	754,399
Rs.4.00	$0.10	$0.06			$0.06
Rs. 77.33	$1.93	Rs. 161.16	3.95 years	11,448,337	Rs.238.86	7,724,584
Rs. 185.49	$4.63	$4.03			$5.97
Rs.185.50	$4.64	Rs.222.00	3.81 Years	5,486,628	Rs.327.23	3,722,312
Rs. 430.68	$10.76	$5.55			$8.18
Rs.430.69	$10.76	Rs.512.21	3.95 Years	1,570,398	Rs.695.33	1,163,598
Rs.861.91	$21.54	$12.87			$17.37
The US$ numbers in the above tables have been translated using the closing exchange rate as of March 31, 2008 1US$= Rs 40.02
There are no grants with the exercise price in the range of Rs.4.01- Rs 77.32 (US$0.11 - US$1.92).
Stock-based compensation
Satyam’s Consolidated Financial Statements from April 1, 2006 onwards reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. As required by SFAS 123(R), management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. Upon adoption of SFAS 123R, Satyam had no cumulative adjustment on account of expected forfeitures for stock-based awards granted prior to April 1, 2006. Satyam recorded stock-based compensation related to stock options of US$22.8 million, US$15.7 million, and US$0.8

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
million for the years ended March 31, 2008, 2007 and 2006 respectively on graded vesting basis for all unvested options granted prior to and options granted after the adoption of SFAS 123(R). As of March 31, 2008, there was US$19.35 million of unrecognized compensation cost related to unvested options which is expected to be recognized over a weighted average period of 2.51 years. Satyam issues new shares to satisfy share option exercise. Cash received from option exercises amounted to US$14.6 million, US$64.4 million and US$31.0 million for the years ended March 31, 2008, 2007 and 2006 respectively.
Fringe Benefit tax
Effective April 1, 2007, the Indian government enacted a fringe benefit tax (“FBT”) on the intrinsic value of stock options as of the vesting date that is payable by Satyam at time of option exercise. Satyam has elected to recover this cost from its associates as per the terms of its stock option plans. Since Satyam is the primary obligor of this tax obligation, the Company records the FBT as an operating expense and the recovery from the employee is recorded in additional paid-in capital as proceeds from stock issuance.
In respect of options granted prior to April 1, 2007, the addition of reimbursement feature to the exercise price will not result in an incremental value, and, thus, there is no additional compensation cost. Satyam has estimated the future stock issuance proceeds including FBT at the time of grant based on management’s estimates. For the year ended March 31, 2008, Satyam recorded stock-based FBT expense of US$ 4.9 million.
The fair value of each option award is estimated on the date of grant using the Black Scholes option-pricing model. The following table gives the weighted-average assumptions used to determine fair value:

	Year ended March 31,
	2008	2007

Dividend yield	0.78%	0.78%
Expected volatility	57%	59%
Risk-free interest rate	8%	8%
Expected term (in years)	2.51	2.46

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
Stock based compensation plan of Satyam BPO
In April 2004, Satyam BPO established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options were granted at fair value as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Changes in number of equity shares representing stock options outstanding were as follows:

	Year ended March 31,
	2008		2007		2006

		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
ESOP Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the year	998,702	$1.86	1,215,506	$1.80	813,578	$1.83
Granted	—	—	324,000	1.77	655,000	$1.77
Exercised	(358,952)	$2.02	—	—	—	—
Cancelled	—		(540,804)	1.77	(253,072)	$1.77
Lapsed	—		—	—	—	—

Balance at the end of the year	639,750	$2.00	998,702	$1.86	1,215,506	$1.80

Exercisable at the end of the year	—	—	—	—	—	—
Weighted average fair value of options granted during the year	—	—	—	$1.77	—	$1.77

As of March 31, 2008 options vested and expected to vest are 639,750 with an aggregate grant date intrinsic value of Nil.
15. Segmental Reporting
In accordance with SFAS 131 No., “Disclosures about Segments of an Enterprise and Related Information”, the operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following two business groups:
— IT services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet. The segment information includes the results of Citisoft and Knowledge Dynamics which were acquired during fiscal 2006 and Nitor acquired during the current year.
— Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the years ended March 31, 2008, 2007 and 2006 are as follows:
Business Segments

	IT Services	BPO	Elimination	Consolidated totals

For the year ended March 31, 2008
Revenue — External customers	2,093.2	44.9	—	2,138.1
Revenue — Inter-segment	1.3	15.8	(17.1)	—

Total Revenues	2,094.5	60.7	(17.1)	2,138.1

Operating income / (loss)	412.7	(4.0)	—	408.7
Equity in earnings/(losses) of associated companies, net of taxes	0.1	—	—	0.1
Net income / (loss)	421.6	(4.6)	—	417.0
Segment assets	2,179.5	104.9	(41.1)	2,243.3
Depreciation and amortization	36.7	4.8	—	41.5

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	IT Services	BPO	Elimination	Consolidated totals

Capital expenditure	98.0	3.9	—	101.9

For the year ended March 31, 2007
Revenue — External customers	1,432.5	28.9	—	1,461.4
Revenue — Inter-segment	0.6	9.2	(9.8)	—

Total Revenues	1,433.1	38.1	(9.8)	1,461.4

Operating income / (loss)	294.0	(2.4)	—	291.6
Equity in earnings/(losses) of associated companies, net of taxes	0.8	—	—	0.8
Net income / (loss)	302.7	(4.3)	—	298.4
Segment assets	1,605.3	42.5	(23.7)	1,624.1
Depreciation and amortization	30.4	3.2	—	33.6
Capital expenditure	79.6	4.2	—	83.8

For the year ended March 31, 2006
Revenue — External customers	$1,082.7	$13.6	—	$1,096.3
Revenue — Inter-segment	0.8	6.4	(7.2)	—

Total Revenues	1,083.5	20.0	(7.2)	1096.3

Operating income / (loss)	228.5	(8.8)	—	219.7
Equity in earnings/(losses) of associated companies, net of taxes	(0.8)	—	—	(0.8)
Net income	259.0	(9.6)	—	249.4
Segment assets	1,170.8	27.7	(17.3)	1,181.2
Depreciation and amortization	29.0	2.5	—	31.5
Capital expenditure	53.4	3.2	—	56.6

The capital expenditure in the above table represents the additions to premises and equipment (fixed assets) of each segment.
Geographic Information
The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

	Year ended March 31,
	2008		2007		2006
	Revenues from		Revenues from		Revenues from
	external	Long-lived	external	Long-lived	external	Long-lived
	customers	assets	customers	assets	customers	assets

United States	1,285.0	4.4	924.0	4.1	711.2	4.0
Europe	439.8	1.5	276.5	1.4	206.3	0.9
Asia Pacific	288.9	6.3	160.7	2.4	111.2	2.0
India	68.5	319.6	75.2	194.8	45.1	133.1
Rest of the World	55.9	0.4	25.0	0.5	22.5	0.8

Total	2,138.1	332.2	1,461.4	203.2	1,096.3	140.8

The long-lived assets in the above table represent premises and equipment, goodwill and intangible assets of each segment.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
16. Related Party Transactions
Related party transactions comprise of

			US$ in million

	Year ended March 31,
	2008	2007	2006

Infrastructure and other services provided by Satyam to
Satyam Venture	0.3	0.5	0.5
CA Satyam	0.1

Total	0.4	0.5	0.6

Infrastructure and other services received by Satyam from
Sify, its subsidiaries and associated companies		—	2.9
Satyam Venture	6.8	8.6	8.6
CA Satyam	2.6	0.2	—

Total	9.4	8.8	11.5

The balances receivable from and payable to related parties are as follows:

		US$ in million

	As of March 31,
	2008	2007
Amount due from/(to) associated companies
Satyam Venture	(1.8)	(2.6)

Total	(1.8)	(2.6)

17. Shareholders’ Equity and Dividends
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
Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the retained earnings available for distribution to equity shareholders was US$ 1,505.8 million, US$1,062.6 million and US$786.9 million as of March 31, 2008, 2007 and 2006 respectively.
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

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
18. Contingencies and Commitments
a) Knowledge Dynamics and Nitor
For commitments relating to Knowledge Dynamics and Nitor refer note 3.
b) Bank guarantees
Bank guarantees outstanding are US$26.0 million and US$23.1 million as of March 31, 2008 and 2007 respectively. Bank guarantees are generally provided to government agencies, excise and customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.
c) Capital commitments
Contractual commitments for capital expenditure pending execution were US$101.0 million and US$38.2 million as of March 31, 2008 and March 31, 2007 respectively. Contractual commitments for capital expenditures are relating to acquisition of premises and equipment.
d) Operating leases
Satyam has certain operating leases for land, office premises and guesthouses. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to US$35.5 million, US$23.7 million and US$17.5 million for the years ended March 31, 2008, 2007 and 2006 respectively.
Future minimum annual lease commitments for non-cancelable lease arrangements, including those leases for which renewal options may be exercised as of March 31, 2008 are US$17.5 million in fiscal 2009, US$18.1 million in fiscal 2010, US$15.8 million in fiscal 2011, US$47.4 million in fiscal 2012 and thereafter.
e) Venture Global Engineering LLC, USA
Satyam Computer Services entered into a joint venture agreement with Venture Global Engineering LLC (“VGE”) to form Satyam Venture Engineering Services Pvt. Ltd (“SVES”) in India. As a result of VGE’s breach of the agreement between the parties, Satyam Computer Services filed a request for arbitration, naming VGE as respondent, with the London Court of International Arbitration (“LCIA”), seeking, among other things, to purchase VGE’s 50% interest in SVES at the agreed upon book value price of the shares. The LCIA Arbitrator issued an Award on April 3, 2006 in favour of Satyam Computer Services which it successfully enforced in the United States District Court in Michigan. During the enforcement proceedings in the US, VGE filed a petition challenging the Award before the District Court, Secunderabad and made an appeal to the High Court of Andhra Pradesh, both of which were rejected. Subsequently, in a special leave petition filed by VGE, the Supreme Court of India set aside the orders of the District Court and the High Court and granted an interim stay of the share transfer portion of the Award. The matter has been remanded back to the District Court, Secunderabad for trial on merits. Satyam believes that this will not have an adverse effect on results of operations, financial position and cash flows.
19. Concentration of Credit Risk
Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Year ended March 31,
	2008	2007	2006

Revenues generated from top two customers
Customer I	4.88%	6.34%	8.80%
Customer II	4.85%	4.41%	5.14%
Total revenues from top five customers	19.27%	21.04%	24.21%

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
20. Financial Instruments
Forward and options contracts
Satyam Computer Services enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as not material.
The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

US$ in million
	As of March 31,
	2008	2007

Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	395.7	100.0
Options contracts	737.4	352.6

Total	1,133.1	452.6

Balance sheet exposure:
Forward contracts	(0.7)	$2.1
Options contracts	(1.6)	2.4

Total	(2.3)	4.5

The outstanding foreign exchange forward and options contracts as of March 31, 2008 mature between one to twenty seven months.
Gains/(losses) on foreign exchange forward and options contracts are included in the statements of income and are as stated below:

US$ in million
	Year ended March 31,
	2008	2007	2006

Forward contracts	5.4	2.6	0.8
Options contracts	3.6	3.6	(1.6)

Total	9.0	6.2	(0.8)

Fair value
The carrying amounts reported in the balance sheet for cash and cash equivalents, trade and other receivables, investments, amounts due to or from related parties, short-term debts, accounts payable and other liabilities approximate their respective fair values due to their short maturity and due to no change in the interest rates for bank deposits. The approximate fair value of long-term debts, as determined by using current interest rates was US$27.3 million and US$23.8 million as of March 31, 2008 and 2007 respectively as compared to the carrying amounts of US$27.2 million and US$23.8 million as of March 31, 2008 and 2007 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
21. Schedules of Balance sheet
a) Cash and Cash Equivalents
The cash and cash equivalents consist of:

US$ in million
	As of March 31,
	2008	2007

Cash and bank balances	290.5	138.2
Cash equivalents	—	14.0

Cash and cash equivalents	290.5	152.2

b) Accounts receivable and allowance for doubtful debts
Accounts receivable consist of:

US$ in million
	As of March 31,
	2008	2007

Customers (trade)	539.1	386.9
Related parties	0.3	0.1
Less: Allowance for doubtful debts	(31.0)	(22.8)

Accounts receivable, net	508.4	364.2

The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.
c) Prepaid Expenses and Other Receivables
Prepaid expenses and other receivables consist of:

US$ in million
	As of March 31,
	2008	2007

Interest accrued on bank deposits	68.1	—
Prepaid expenses	11.5	8.1
Directors liability insurance	0.2	0.3
Advance for expenses	34.3	9.3
Loans and advance to employees	18.1	13.8
Other advances and receivables	4.8	4.9
Forward and Option contracts	—	4.5
Less: Allowance for doubtful advances	(5.3)	(3.8)

Prepaid expenses and other receivables	131.7	37.1

Prepaid expenses principally include the un-expired portion of annual rentals paid for use of leased telecommunication lines, satellite link charges, and insurance premiums.
Other advances and receivables include the current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$1.9 million and US$2.1 million as of March 31, 2008 and 2007 respectively.
d) Other Assets
Other assets consist of:

US$ in million
	As of March 31,
	2008	2007

Interest accrued on bank deposits	—	15.1
Deposits	37.1	20.8
Loans and advances to employees due after one year	0.9	0.9
Deferred taxes on income	5.6	3.3
Others	2.0	1.0
Less: Allowance for doubtful advances	(1.7)	(1.6)

Other Assets	43.9	39.5

Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$0.7 million and US$0.3 million as of March 31, 2008 and 2007 respectively. Deposits primarily consists of deposits with government organizations to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
e) Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of:

US$ in million
	As of March 31,
	2008	2007

Accrued expenses	158.7	99.0
Forward and Option contracts	2.3	—
Unclaimed dividend	1.8	1.5
Provision for taxation, net of payments	26.4	15.5
Provision for gratuity and unutilized leave	45.4	29.5
Deferred taxes on income	3.7	3.1

Accrued expenses and other current liabilities	238.3	148.6

22. Subsequent events
a) S&V Management consulting
On April 21, 2008, Satyam Computer Services announced its intention of acquiring S&V Management Consultants (“S&V”) a Belgium based SCM Strategy consulting firm for a total consideration of US$35.5 million comprising of an up-front, deferred guaranteed and deferred retention payments.
b) Computer Associate’s stake in CA-Satyam JV
On April 21, 2008, Satyam Computer Services announced its intention of acquiring remaining 50% equity held by CA Inc in its joint venture CA Satyam ASP Pvt. Ltd. (“CA Satyam”) for a total consideration of US$1.5 million payable in two tranches.
c) Caterpillar’s business division
On April 21, 2008, Satyam Computer Services announced its intention to acquire the Market Research and Customer Analytics (MR&CA) business unit from Caterpillar Inc., USA (CAT) including the related Intellectual Property which consists of software, processes and know-how. The proposed acquisition is for a consideration of US$60.0 million comprising of initial and deferred consideration.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Financial Statement Schedule — Valuation and qualifying accounts
1. Change in valuation allowance on deferred tax assets:

US$ in million
	Year ended March 31,
	2008	2007	2006

At the beginning of the year	26.6	24.0	21.1
Change during the year	1.4	1.7	3.3
Change due to foreign exchange	2.0	0.9	(0.4)

At the end of the year	30.0	26.6	24.0

2. Allowance for doubtful accounts on trade accounts receivable:

US$ in million
	Year ended March 31,
	2008	2007	2006

At the beginning of the year	22.8	19.1	17.5
Additions	8.5	3.6	4.2
Write offs, net of recoveries	(2.3)	(0.6)	(2.2)
Change due to foreign exchange	2.0	0.7	(0.4)

At the end of the year	31.0	22.8	19.1

3. Allowance for doubtful advances:
a) Prepaid Expenses and Other Receivables

US$ in million
	Year ended March 31,
	2008	2007	2006

At the beginning of the year	3.8	2.3	1.7
Additions	1.2	1.3	0.6
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	0.3	0.2	—

At the end of the year	5.3	3.8	2.3

b) Other Assets

US$ in million
	Year ended March 31,
	2008	2007	2006

At the beginning of the year	1.6	1.5	1.5
Additions	—	—	—
Write offs, net of recoveries	—	—	—
Change due to foreign exchange	0.1	0.1	—

At the end of the year	1.7	1.6	1.5